Form 20-F
period 2015-12-31
MATERIALISE NV
filed 2016-04-28
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015 was: 47,325,438 Ordinary Shares

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

Large accelerated filer  ☐            Accelerated filer  ☒            Non accelerated filer  ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Our trademark portfolio contained 63 registered trademarks and 22 pending trademark applications as of December 31, 2015. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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

The tables below contain a summary of our financial data as of and for years ended December 31, 2015, 2014, 2013 and 2012, which have been derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which we refer to as IFRS. Our consolidated financial statements and the related notes as of and for the years ended December 31, 2015, 2014 and 2013 appear elsewhere in this annual report.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report, as well as the section entitled “Item 5. Operating and Financial Review and Prospects.”

Consolidated Statement of Financial Position Data:

	As of December 31,
	2015	2014	2013	2012
	(in thousands of €)
Inventory	5,387	3,660	3,328	3,487
Trade receivables	22,843	18,370	12,382	11,109
Cash and cash equivalents	50,726	51,019	12,598	6,417
Total assets	144,136	133,221	55,688	46,675
Total liabilities	61,181	48,054	37,953	33,338
Net assets(1)	82,955	85,167	17,735	13,337
Total equity	82,955	85,167	17,735	13,337

(1)	Net assets represents total assets less total liabilities.

Consolidated Income Statement Data:

	Year Ended December 31,
	2015	2014	2013	2012
	(in thousands of €, except per share data)
Revenue	102,035	81,355	68,722	59,107
Cost of sales	(42,963)	(32,396)	(27,189)	(23,792)

Gross profit	59,072	48,959	41,533	35,315
Research and development expenses	(18,186)	(15,093)	(10,596)	(9,424)
Sales and marketing expenses	(36,832)	(27,543)	(22,360)	(19,768)
General and administrative expenses	(15,045)	(11,645)	(8,649)	(8,101)
Net other operating income (expenses)	7,102	5,652	4,492	4,089

Operating profit (loss)	(3,889)	330	4,420	2,111
Financial expenses	(2,470)	(1,150)	(1,260)	(1,049)
Financial income	3,511	3,160	273	512
Share in loss of a joint venture	(401)	(81)	—	—

Profit (loss) before taxes	(3,249)	2,259	3,433	1,574
Income taxes	389	(387)	(21)	(121)

Net profit (loss)	(2,860)	1,872	3,412	1,453
Net profit (loss) attributable to:
The owners of the parent	(2,807)	2,061	3,509	1,551
Non-controlling interest	(53)	(189)	(97)	(98)
Earnings per share attributable to the owners of the parent
Basic	€(0.06)	€0.05	€0.09	€0.04
Diluted	€(0.06)	€0.05	€0.09	€0.04
Weighted average number of ordinary shares for basic earnings per share	47,224	43,118	37,840	37,724
Weighted average number of ordinary shares adjusted for effect of dilution	47,224	43,288	38,204	38,064
Consolidated Statements of Comprehensive Income Data:
Net profit (loss)	(2,860)	1,872	3,412	1,453
Other comprehensive income (loss), net of taxes	624	126	(31)	(19)
Total comprehensive income (loss) for the year, net of taxes	(2,236)	1,998	3,381	1,434

Other data (unaudited):

	Year Ended December 31,
	2015	2014	2013	2012
	(in thousands of €)
Adjusted EBITDA (unaudited)	3,687	5,752	7,610	5,023

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

	Year Ended December 31,
	2015	2014	2013	2012
	(in thousands of €)
Net profit (loss)	(2,860)	1,872	3,412	1,453
Income taxes	(389)	387	21	121
Financial expenses	2,470	1,150	1,260	1,049
Financial income	(3,511)	(3,160)	(273)	(512)
Depreciation and amortization	6,810	4,565	3,190	2,911
Share in loss of joint venture	401	81	—	—

EBITDA (unaudited)	2,921	4,895	7,610	5,023

Non-recurring IPO expenses(a)	—	182	—	—

Non-cash stock-based compensation expenses(b)	766	675	—	—

Adjusted EBITDA (unaudited)	3,687	5,752	7,610	5,023

(a)	Non-recurring IPO expenses represent fees and costs incurred in connection with our initial public offering.
(b)	Non- cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

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

Year Ended December 31,	High	Low	Average	Year End
2010	1.4536	1.1959	1.3261	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3284	1.3779
2014	1.3927	1.3927	1.3927	1.3927
2015	1.2015	1.0524	1.1096	1.0859

Month	High	Low	Average	Period End
October 2015	1.1437	1.0963	1.1228	1.1042
November 2015	1.1026	1.0562	1.0727	1.0562
December 2015	1.1025	1.0573	1.0889	1.0859
January 2016	1.0964	1.0743	1.0855	1.0832
February 2016	1.1362	1.0868	1.1092	1.0868
March 2016	1.1390	1.0845	1.1134	1.1390
April 2016 (through April 22, 2016)	1.1430	1.1239	1.1349	1.1239

The noon buying rate of the Federal Reserve Bank of New York for the euro on April 22, 2016 was €1.00 = 1.1239.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The market segments in which we operate, Materialise Software (formerly referred to as 3D Printing Software), Materialise Medical (formerly referred to as Medical) and Materialise Manufacturing (formerly referred to as Industrial Production), are characterized by vigorous competition, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products, services and technologies.

In particular, the barriers to enter the software, medical and industrial markets with 3D printing solutions are decreasing rapidly.

In the Materialise Software segment, the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. Additionally, there are certain open source software applications that are being offered free of charge or for a nominal fee that can place additional competitive pressure on us. In addition, 3D printer manufacturers, which closely work with their customers, may successfully bundle their own software solutions with their equipment, which may make our independent software solutions obsolete. In addition, companies that have greater financial, technical, sales and marketing and other resources, including market leaders with significant in-house capacities in software development, or existing computer-aided design, or CAD, software providers, may, at any point in time, enter the additive manufacturing market and very rapidly gain a significant share of the markets that we target.

In the Materialise Medical segment, medical device companies are investing in 3D printing solutions that may compete with our software solutions, products and services. Companies that initially rely on us to enter the additive manufacturing market for medical applications may, as they gain experience and as 3D printing technology gains strategic importance, decide to develop their own in-house solutions and enter the market themselves with their own software, products or services, thus becoming competitors and denying us continued access to their distribution channels.

In the Materialise Manufacturing segment, as additive manufacturing gains importance as a strategic technology, our customers are likely to bring 3D manufacturing in-house and reduce or even discontinue using our 3D printing services. In addition, competitors with more efficient or profitable business models, superior techniques or more advanced technologies may take market share away from us.

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

Our strategy includes entering into collaborations with our customers in certain large-scale markets and leveraging these collaborations to enter into other underserved specialty markets. For example, in the medical market, we have entered into collaboration agreements with Zimmer Biomet Holdings, Inc. (previously Zimmer Holdings, Inc., which acquired Biomet, Inc. and changed its name to Zimmer Biomet Holdings, Inc.), or Zimmer Biomet, Encore Medical, L.P. (d/b/a DJO Surgical), or DJO Surgical, DePuy Synthes Companies of Johnson & Johnson, or Synthes, as well as with Global Orthopaedic Technology Pty Ltd, or Global Orthopaedic Technology, Limacorporate Spa, or Lima, and Mathys AG, or Mathys. Increased adoption of our software, products and services, especially in potentially high-growth specialty markets, will depend in part on our current and future collaborators’ willingness to continue to adopt our additive manufacturing solutions in their markets and on our ability to continue to collaborate with these and other players. Certain of our customers that have initially relied on our 3D printing software and services have announced their intention to bring their 3D printing operations in-house and enter the market themselves, and other customers may also do so in the future as they gain experience and as 3D printing technology gains strategic importance, thus denying us continued access to their distribution channels. In addition, a change of control of any of our collaboration partners may negatively impact our relationship. If we are not able to maintain our existing collaborations and develop new collaborative relationships, our foothold in larger markets and expansion into potentially high-growth specialty markets could be harmed significantly.

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

The industrial and medical industries are generally dominated by conventional production methods with limited use of additive manufacturing technology in certain specific instances. If additive manufacturing technology, in particular but not limited to, for the production of end parts does not gain more mainstream market acceptance, or gains market acceptance at a significantly slower pace than currently expected, or if the marketplace adopts additive manufacturing based on a technology other than the technologies that we currently use or serve, we may not be able to meet our growth objectives or increase or sustain the level of sales of our additive manufacturing software solutions, products and services, and our results of operations would be adversely affected as a result.

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

We maintain important software research and development and engineering centers in Malaysia and Ukraine. In Malaysia, the government may exercise substantial control over certain sectors of the economy through regulation and state ownership. In Ukraine, the political and economic situation, in general, and the relations among Ukraine, United States, the European Union and Russia, in particular, remain unstable. We continue to monitor the situation in Ukraine and have a risk mitigation plan designed to limit the impact on our operations in case of escalation of the instability in that region. However, escalation could have a significant impact on our operations, in particular in the event where internet services would no longer be available in Ukraine or where the situation would become such that our employees would no longer be able to work from their homes. Our facility in Ukraine does not focus on sales to the Ukrainian market and mainly provides supporting activities for our global operations. Any material disruption of these supporting activities, however, could significantly impact our ability to further develop our products and to continue to service our customers globally. Moreover, changes in the laws and regulations of Malaysia or Ukraine, or in their interpretation or enforcement, including with respect to operations such as ours, which rely to a large extent on local private entrepreneurs, may significantly impact our activities in Malaysia or Ukraine, which would limit our future growth and adversely affect our results of operations. Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our results of operations.

Our international operations pose currency risks, which may adversely affect our results of operations and net income.

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2015, approximately 68% of our revenue was generated, and approximately 73% of our total costs were incurred in, euros. As we continue to expand internationally, our exposure to currency risks will increase. Historically, we have not managed our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

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

In 2015, we acquired Cenat BVBA, a provider of embedded computing software and solutions for additive manufacturing control systems based in Belgium and also purchased the remaining 22.3% interest in Mobelife NV, as a result of which we own 100% of Mobelife NV. We intend to continue to evaluate opportunities to acquire or invest in, companies that we believe have products, services, competencies or capabilities that are a strategic or commercial fit with any of our businesses or that otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

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

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or services and to pursue new markets. For example, in the Materialise Medical segment, we have established collaboration relationships with leading medical device companies for the development and distribution of our surgical planning software, services, and products, including with Zimmer Biomet, DJO Surgical, Synthes, Global Orthopaedic Technology, Lima and Mathys. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Materialise Medical Segment—Collaboration Partners.” Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not succeed in maintaining, renewing or extending existing collaborations or in identifying, securing, or completing any such new transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products or services that achieve commercial success or result in significant revenue and could be terminated prior to developing any products or services.

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

We have six 3D printing service centers in Europe, the United States and Asia, including our principal 3D printing service center located in Leuven, Belgium. If the operations of these facilities are materially disrupted, whether by fires or other industrial accidents, extreme weather, natural disasters, labor stoppages, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenue on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume providing 3D printing services. Such a disruption could have an adverse effect on our results of operations.

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

In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our software or other products. We maintain insurance to cover our potential exposure for a number of claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks related to our insurance coverage:

•	we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, including with respect to our activities in the medical industry;

•	we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination, terrorist attacks or infringements of third parties’ intellectual property rights, and that exceed any amounts that we may have reserved for such liabilities;

•	the amount of any liabilities that we may face may exceed our policy limits; and

•	we may incur losses resulting from the interruption of our business that may not be fully covered under our insurance policies.

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

Our results of operations could be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges that are unusual or non-recurring. Certain macroeconomic events, such as the current adverse conditions in the global economy, including most recently with the market disruptions caused by the economic and political challenges facing China and Brazil and specific Eurozone countries such as Greece, Ireland, Italy, Portugal, and Spain, and the potential exit by United Kingdom from the European Union could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. These economic developments could affect us in numerous ways, many of which we cannot predict. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, or the effects these disruptions and conditions could have on us.

We face potential liability related to the privacy and security of personal information we collect.

In particular, but not exclusively, in connection with our Materialise Medical segment, we may have access to personal information that is subject to a number of U.S. federal and state, E.U. and other applicable foreign laws protecting the confidentiality of certain patient health or other private information, including patient records, and restricting the use and disclosure of that protected information.

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

Our failure to accurately anticipate the application or interpretation of these statutes, regulations and contractual obligations as we develop our medical and other products and services, a failure by us to comply with their requirements (e.g., evolving encryption and security requirements) or an allegation that defects in our medical or other products have resulted in noncompliance by our customers could create material civil and/or criminal liability for us, resulting in adverse publicity and negatively affecting our medical business. Any legislation or regulation in the area of privacy and security of personal information could affect the way we operate and could harm our business. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our solutions or increase the costs associated with selling our products and services, and may affect our ability to invest in or jointly develop our products and services in the United States, the European Union and in foreign jurisdictions. For example, the invalidation of the Safe Harbor Agreement between the European Union and the United States and the new data protection Regulation and Directive which are currently being prepared and which contain more strict provisions according to the latest draft texts will affect our business operations. Further, we cannot assure you that our privacy and security policies and practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.

Risks Related to Our Materialise Medical Segment and Regulatory Environment

Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

Our medical products are subject to rigorous regulation by the European Commission, the U.S. Food and Drug Administration, or the FDA, and numerous other applicable governmental authorities. In general, the development, testing, manufacturing and marketing of our medical products are subject to extensive regulation and review by numerous governmental authorities in the European Union, the United States and in other markets where we are currently active or may become active in the future. The regulatory process requires the expenditure of significant time, effort and expense to bring new medical products to market, and we cannot be certain that we will receive regulatory approvals, certifications or registrations in any country in which we plan to market our medical products. For example, the timing for bringing our medical products such as our innovative X-ray knee guide system and our patient specific devices such as our hip revision implants to certain key markets such as the United States, if at all, will depend to a large extent of the regulatory approvals.

The laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. The regulatory approval process outside the European Union and the United States may include all of the risks associated with obtaining CE or FDA clearance or approval in addition to other risks. Clearance or approval by the FDA in the United States, or declaration of conformity assessment and affixing a CE mark in the EEA, does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries. We may be required to perform additional pre-clinical or clinical studies even if FDA clearance or approval, or the right to bear the CE label, has been obtained. We may not obtain regulatory approvals or certifications outside the European Union and the United States on a timely basis, if at all. If we fail to receive necessary approvals to commercialize our medical products in jurisdictions outside the European Union and the United States on a timely basis, or at all, our medical business, financial condition and results of operations could be adversely affected.

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

In many of the countries in which we market our medical products, we are subject to regulations affecting, among other things, clinical efficacy, product standards, packaging requirements, labeling requirements, import/ export restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our medical surgical guides, models, implants and software products in these countries are similar to those of the European Commission and the FDA. In addition, in many countries the national health or social security organizations require our medical products to be qualified before they can be marketed with the benefit of reimbursement eligibility. Failure to receive or delays in the receipt of relevant foreign qualifications also could have a material adverse effect on our medical business, financial condition, results of operations and cash flows.

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

For instance, the U.S. Patient Protection and Affordable Care Act, as amended by the U.S. Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, substantially changes the way U.S. healthcare is financed by both governmental and private insurers, encourages improvements in the quality of U.S. healthcare items and services, and significantly impacts the U.S. medical device industry. The PPACA includes, among other things, the following measures:

•	an excise tax on any entity that manufactures or imports medical devices offered for sale in the United States;

•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

•	reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers, effective March 30, 2013 (referred to as the Physician Sunshine Payment Act);

•	payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013; and

•	an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

The excise tax described above was suspended on December 18, 2015 by the Consolidated Appropriations Act, 2016, which includes a two-year moratorium on the tax effective January 1, 2016 to December 31, 2017. We cannot predict what healthcare programs and regulations will be ultimately implemented at the U.S. federal or state level, or at the E.U. level or within the implementing legislation of the individual E.U. Member States, or the effect of any future legislation or regulation. However, these provisions as adopted could meaningfully change the way healthcare is delivered and financed, and may materially impact numerous aspects of our medical business. In particular, any changes that lower reimbursements or reduce medical procedure volumes could adversely affect our medical business and results of operations.

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

The PPACA imposes a deductible excise tax equal to 2.3% of the price of a medical device on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, beginning in 2013. Under these provisions, the total cost to the medical device industry was estimated to be approximately $29 billion over 10 years. These taxes resulted in a significant increase in the tax burden on our industry, which could have a material, negative impact on our results of operations and our cash flows. The excise tax has, however, been suspended on December 18, 2015 by the Consolidated Appropriations Act, 2016, which includes a two-year moratorium on the tax effective January 1, 2016 to December 31, 2017. We cannot predict if the moratorium will be extended or if additional regulations will be implemented in a manner that could adversely affect us.

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

Our medical services and products are generally designed to support surgeons in the planning and performance of their operations. In our medical software products set up, training and engineering support, we make it very clear that responsibility for medical decisions rests exclusively with the responsible surgeon, who is responsible for carefully reviewing and explicitly approving the surgical plan that is proposed by our software and engineers. Nonetheless, we cannot assure that patients, hospitals, surgeons or other parties will not try to hold us responsible for all or a part of the medical decisions underlying the operations that we support, exposing us to potential litigation or civil and criminal liability for unauthorized medical decision-making. Such actions or liability could lead governmental agencies to conclude that our products or services are used improperly, all of which could significantly damage our reputation and could materially impair the continued adoption of our medical services and product offering in the market.

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

If our Materialise Medical segment products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

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

Our Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the U.S. Quality System Regulation, which is costly and could subject us to enforcement action.

We are subject to the regulations of various jurisdictions regarding the manufacturing process for our medical products, including the requirements of ISO 13485. Within the United States, we are required to comply with the Quality System Regulation, which covers, among other things, the methods of documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our medical products. Compliance with these regulations is costly and time-consuming. In addition, the FDA enforces the U.S. Quality System Regulation through periodic announced and unannounced inspections of manufacturing facilities. The failure by a manufacturer to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

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

Moreover, several recent changes to the U.S. patent laws may impact our ability to obtain and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, or the AIA, includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or USPTO, recently developed new regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the AIA will have on the operation of our business. In addition, in recent years, the courts have interpreted U.S. patent laws and regulations differently, and in particular the U.S. Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past. Some of these changes or potential changes may not be advantageous for us, and may make it more difficult to obtain adequate patent protection or to enforce our patents against parties using them without a license or payment of royalties. These changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and the enforcement or defense of our patent rights, all of which could have a material adverse effect on our business and financial condition.

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

While we strive to avoid infringing the intellectual property rights of third parties, we cannot provide any assurances that we will be able to avoid any claims that our products and technology, including the technology that we license from others, infringe the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. Moreover, the patent landscape in the field of 3D printing is very complex and freedom to operate examinations are costly and time-consuming. We have not obtained extensive freedom to operate reports in the past for each and all of our products and services, nor do we intend to install on a general basis freedom to operate examinations for our future products and services. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products or services in the field of 3D printing, or our customers may seek to invoke indemnification obligations to involve us in such intellectual property infringement claims. Furthermore, although we maintain certain procedures to help to ensure that the items we 3D print on behalf of customers do not infringe upon the intellectual property rights of others, we cannot be certain that our procedures will be effective in preventing any such infringement.

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

If disputes arise, we could lose rights that are important to our business or be subject to restrictions on the conduct of our business.

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

We have entered into collaboration agreements with a number of industrial and medical device companies, including Zimmer-Biomet, DJO Surgical, Synthes, Global Orthopaedic Technology, Lima and Mathys. We have, in some cases individually and in other cases along with our collaboration partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly-owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected. For additional information, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Our use of open source software may expose us to additional risks and harm our intellectual property.

Some of our proprietary software, including some of our 3D printing software, may use or incorporate open source software. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or make available any derivative works of the open source code on unfavorable terms or at no cost. We monitor, on an ongoing basis, whether our proprietary software, including that in our 3D printing software, would make use of any open source software that could require us to disclose our proprietary source code, which could adversely affect our business.

Risks Related to the ADSs

The ADSs may experience price and volume fluctuations.

The stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance. The market price and liquidity of the market for the ADSs may be higher or lower than the price you paid and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

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

Members of our board of directors and senior management beneficially owned approximately 71.3% of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of December 31, 2015. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our articles of association provide that, as long as Wilfried Vancraen, our founder and Chief Executive Officer, Hilde Ingelaere, an Executive Vice President of our company who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

The dilutive effect of our warrants and convertible bonds could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants and outstanding convertible bonds, as of December 31, 2015, there were outstanding granted warrants to subscribe for an aggregate of 1,212,755 ordinary shares at a weighted average exercise price of €6.35 per share, and €1.0 million of outstanding convertible bonds convertible into an aggregate of 508,904 ordinary shares at a conversion price of €1.97 per share. In addition, our board of directors has adopted a new warrant plan in 2015, or the 2015 Warrant Plan, pursuant to which we issued warrants to subscribe for an aggregate of 1,400,000 ordinary shares, none of which warrants have been granted yet. The warrants and convertible bonds likely will be exercised or converted if the market price of the ADSs equals or exceeds the applicable exercise or conversion price. To the extent such securities are exercised or converted, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2016. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2015, an immaterial amount of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

We have identified a material weakness in our internal controls over financial reporting and if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Although we have expanded our accounting and compliance teams with additional staff with public company experience and technical accounting knowledge, our compliance with Section 404 will require that we incur further substantial accounting expenses and expend more significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, we identified a material weakness in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2015. See “Item 15. Controls and Procedures.” We cannot assure you that we will be able to remedy the material weakness in a timely fashion or at all, or that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weakness and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

If rights are granted to our shareholders, as the case may be, but if by the terms of such rights offering or for any other reason, the depositary may not either make such rights available to any ADS holders or dispose of such rights and make the net proceeds available to such ADS holders, then the depositary may allow the rights to lapse, in which case ADS holders will receive no value for such rights.

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

In order to satisfy our obligations as a public company, we may need to hire additional qualified accounting and financial personnel with appropriate public company experience.

As a public company, we need to establish and maintain effective disclosure and financial controls. We have hired additional accounting and financial personnel with public company experience and technical accounting knowledge in this respect, but we may need to hire additional personnel with appropriate public company experience and technical accounting knowledge. It is difficult to recruit and retain such personnel, and our operating expenses and operations are and will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from research and development efforts.

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

On April 23, 2007, we increased our shareholding in the French company OBL SA from 33% to 100%, for a purchase price of €1.5 million. OBL SA is assigned to our Materialise Medical segment.

On October 10, 2008, we formed the Belgian company Mobelife NV, in which we initially owned 80.36% of the shares. On March 5, 2015, we purchased the remaining 22.3% interest and, as a result, we own 100% of the shares of Mobelife NV.

On January 21, 2011, we acquired 100% of the shares of the German company Marcam Engineering GmbH, which specializes in software solutions for 3D printed metal products, for a purchase price of €2.0 million. Marcam Engineering GmbH is assigned to our Materialise Software segment.

On February 28, 2013, we spun off our fixturing business to a newly incorporated subsidiary, RapidFit NV. Through a capital increase, the Tina fund of the Flemish investment company PMV NV acquired 16.66% of the shares of RapidFit NV on June 27, 2013. For additional information regarding our agreement with PMV regarding RapidFit NV, see “—RapidFit NV Shareholders’ Agreement” below. On September 30, 2013, RapidFit NV, through an asset purchase agreement, acquired for a purchase price of €0.4 million Advanced Machining, Ltd., a Michigan corporation, which is assigned to our Materialise Manufacturing segment.

On January 28, 2014, we acquired e-prototypy (which was subsequently renamed Materialise) SA, located in Wroclaw, Poland, which operates what we believe to be one of the largest 3D printing service centers in Poland, for a purchase price of €1.3 million. The company, which is assigned to our Materialise Manufacturing segment, specializes in the production of additive manufactured prototypes and end-parts and also provides scanning and reverse engineering services.

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

On October 21, 2014, we acquired OrthoView Holdings Limited, a leading provider of 2D digital pre-operative planning and templating solutions for orthopedic surgeons, for a cash payment of £8.47 million. OrthoView Holdings Limited is located in the United Kingdom and employs approximately 23 people. OrthoView Holdings Limited’s software is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. OrthoView Holdings Limited’s software imports a digital X-ray image from a picture archiving and communication system, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. We are gradually adding 3D surgical pre-planning tools and related 3D printed medical devices to OrthoView Holdings Limited’s product offering.

On March 10, 2015, we acquired the Belgian-based company Cenat BVBA. With Cenat BVBA’s proprietary technology on machine control, we have added new software solutions for ensuring adequate quality control in additive manufacturing production processes.

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

Capital Expenditures

Our capital expenditures amounted to €14.4 million, €13.2 million, and €3.6 million for the years ended December 31, 2015, 2014, and 2013, respectively. In 2015, our main capital expenditures were €3.3 million for land in Belgium and Poland for the extension of our headquarters and the addition of production facilities, respectively, €1.1 million for buildings in the United States and €7.3 million for additional machinery for our production facilities. In 2014, our main capital expenditures were €2.5 million for the acquisition of the 34 Fused Deposition Modeling, or FDM, printers and related equipment that we previously operated under a prior cooperation agreement with Stratasys Ltd. until December 2014, and €6.4 million for the acquisition of additional printers (including the metal printers that we acquired for the purpose of printing our own complex surgery medical implants). In 2013, we invested €1.5 million in printing machines and €0.6 million in leased machines.

B.	Business Overview

Our Mission

Our mission is to make a significant and lasting contribution to a better and healthier world through innovative applications of additive manufacturing using our software and hardware infrastructure.

Our Company

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing in the industrial and medical sectors and will continue to play an instrumental role as the industry evolves. In the healthcare sector, we bring software and medical devices to the market. Our medical software products include surgical planning tools that allow medical professionals to make 3D printable designs of the human anatomy. Our medical devices include surgical guides as well as customized medical implants. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. As of December 31, 2015, our team consisted of 1,304 full-time equivalent employees, or

FTEs, and fully dedicated consultants. Our portfolio of intellectual property features 97 patents and 166 pending patent applications as of December 31, 2015. For the year ended December 31, 2015, we generated €102.0 million of revenue, representing 25.4% growth over the prior year, net loss of €2.9 million and Adjusted EBITDA of €3.7 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

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

Software Development. Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. As a result of our continued deployment over the course of the last 25 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Streamics, have evolved into industry-leading flagship products. Our software competency has evolved into a well-structured organization with 309 FTEs and fully dedicated consultants as of December 31, 2015 based at our headquarters in Belgium and our local field offices in Germany, Malaysia, Ukraine, Poland and China. Our software development team works in close partnership with the commercial groups that are active in our various market segments through project teams that support our various products and services. These project teams rely, in turn, on research and development groups that develop libraries of software code that can be shared in multiple products and services across various markets. We have an established quality management system for the development of our software products that is ISO 9001 certified. We are also ISO13485 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States.

3D Printing. As a pioneer in the additive manufacturing industry, we believe we have an extensive history of 3D printing millions of parts utilizing a broad array of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group, which operates in an ISO 9001-certified quality management system, in an ISO 13485-certified system for the production of medical devices, and in an EN9100 certified system for the production of plastic aerospace parts, has its own maintenance and research team that utilizes an in-house laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment. As of December 31, 2015, we had production teams consisting of 207 FTEs and fully dedicated consultants who are spread throughout our headquarters in Belgium and our local field offices in the Czech Republic, Germany, Poland, Japan and the United States. As of December 31, 2015, we operated a total of 132 3D printers and six vacuum casting machines at these service centers. (See “—Manufacture and Supply” for more detailed information about the printers we operate).

Engineering. Our engineering expertise is integral to our entire business, as it enhances our software development and 3D printing expertise. Our engineers work in teams that support customers in different market segments. These teams work directly with our customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions we provide. Our engineering teams have particular expertise in industrial and medical applications, including patient-specific surgical guides, models and implants with the applicable market clearances. Our teams are highly specialized, especially in the medical field, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. Our engineers operate within the framework of a certified quality management system. Our engineering teams make extensive use of our proprietary software tools and have direct access to our 3D printing center where developments can be tested in an actual production environment. As of December 31, 2015, we had engineering teams consisting of 165 FTEs and fully dedicated consultants based at our headquarters in Belgium and our local field offices in Malaysia, Ukraine and Colombia.

Our Market Segments

The product and service offerings developed by our three core competencies are offered through a market oriented organization that is active across three principal market segments (which were renamed following our global rebranding exercise in

2015): (i) Materialise Software (formerly referred to as 3D Printing Software), (ii) Materialise Medical (formerly referred to as Medical), and (iii) Materialise Manufacturing (formerly referred to as Industrial Production). We believe that our customers benefit significantly from the synergistic interplay between our core competencies and the three market segments on which we focus and which provide constant end-user feedback to the product development and support teams within our core competencies. For example, we believe our software programs have become globally leading products in the markets we serve as a result of many factors including the sharing of knowledge within our central software development group as well as our in-house production operations, which enable us to continuously innovate, refine and focus our software solutions and provide us with valuable insight into our customers’ objectives and needs. Similarly, certain aspects of the equipment, processes and know-how that enable us to print surgical guides cleared by the FDA, and CE-labeled implants are applicable to certain industrial markets we serve, including automotive and aerospace, where our customers have stringent requirements for high quality precision parts.

Our Materialise Software Segment

In our Materialise Software segment, we offer proprietary software worldwide through programs and platforms that enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of 3D printers, and various software applications and capturing technologies, including CAD packages and 3D scanners, by enabling data preparation and process planning. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, such as 3D Systems Corporation, Arcam AB, Concept Laser GmbH, envisionTEC GmbH, EOS GmbH, The ExOne Company, Renishaw PLC, SLM Solutions Group AG, Stratasys Ltd. and voxeljet AG. In addition, we offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with almost all 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who can benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems OEMs.

As of December 31, 2015, our Materialise Software segment had a team of approximately 118 FTEs and fully dedicated consultants, with approximately 49% based at our headquarters in Belgium and approximately 51% distributed throughout our local field offices in United Kingdom, Malaysia, Germany, China, Japan and the United States.

Business Model. We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts and custom software development services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. We charge our custom software development services either on a time and material or on a fixed-cost basis. For the years ended December 31, 2015, 2014 and 2013, our Materialise Software segment generated revenue of €25.8 million, €18.1 million and €13.4 million, respectively, representing 25.3%, 22.2% and 19.5% of our total revenue, respectively, and 42.6%, 34.7% and 19.9% growth over the prior year, respectively.

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

•	3-maticSTL. 3-maticSTL is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing STL files.

•	MiniMagics and MiniMagicsPro. MiniMagics and MiniMagicsPro provide solutions for our customers working in data preparation, or in quoting and quality control teams. MiniMagics allows customers to view STL files and communicate in an efficient way with their account manager by seeing the same visualization of the part on their respective screens. MiniMagicsPro is a professional STL file communication tool that allows account managers to access multiple file formats and exchange annotations and comments with the customer, and generate quotations taking into account file quality and the appropriate build orientation of each part. MiniMagicsPro is designed to give our customers’ quality control and finishing teams the ability to compare measurement results with the initial design and deliver professional quality reports.

•	Build Processors and Machine Control Software. We work in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. Our build processors automatically translate the 3D model data into layer data to provide sliced geometry and can link the latter with the appropriate build parameters to feed the machine control software. Another key benefit of our build processors is that they allow for a two-way communication between Magics and 3D printers. In essence, the build processor not only tells the machine what to do, but is also capable of receiving feedback from the machine allowing the operator to trace and store data on specific jobs for quality control and other purposes. Our machine control software interprets sliced build data that is transferred to 3D printers and steers such machines, helping to ensure smooth and trouble-free production. As a result of our acquisition of Marcam Engineering GmbH in 2011, which is now fully integrated into our software development operations, we were able to expand our coverage of metal sintering machines.

•	e-Stage. e-Stage is a software solution that increases additive manufacturing productivity by automating STL support generation, optimizing the STL build process, and reducing the time our customers spend on finishing work such as build support removal and sanding. e-Stage is designed to allow our customers to use less material, to be able to 3D nest and to minimize failed builds.

•	Materialise Controller. Materialise Controller controls and steers additive manufacturing machines using embedded Materialise software, and is fully integrated into the Materialise 3D printing software platform. It is engineered towards research and development applications, machine manufacturers and those who want to control or adapt the production process to their specific needs.

•	3DPrintCloud. Through this cloud based software-as-a-service (SaaS) solution, we make 3D printing functionality available online for integration into web-based and desktop applications. Next to the application programming interface (API) offering, a web-based application is available enabling upload and manipulation of design files. This solution is subscription based, and started with initial offerings of basic print preparation operations, such as fixing and printability checks. We expect that it will be extended following growing market needs for SaaS access to the Materialise Software portfolio.

Sales & Marketing. We market and distribute our software directly through our sales force as well as through our own website and third-party distributors. Our Belgian team oversees our global marketing strategy and sales processes. Our local field office employees manage sales for particular markets and provide pre- and post-sales technical support to our customers. In addition, OEMs and local dealers often distribute our software products together with their 3D printers, with our software enhancing the printers’ value proposition and broadening the suite of applications available to the machines. Our sales force will typically follow up on these OEM or distributor sales to offer follow on products and services to the machine users.

Customers. We believe we have a reputation for providing high-quality software in the marketplace and have strong relationships with leading multinational customers and other key users of additive manufacturing. The customers for our Materialise Software segment include 3D printing machine OEMs as well as manufacturers in a variety of other industries, such as the automotive, aerospace, consumer goods and hearing aid industries, and external 3D printing service bureaus. Our Materialise Software segment customer base is spread across Asia, Europe and the United States.

For the years ended December 31, 2015, 2014 and 2013, our ten largest customers in the Materialise Software segment represented 10.5%, 12.3% and 13.3%, respectively, of our Materialise Software segment’s revenue.

Competition. In our Materialise Software segment, we face indirect competition from the software developed by 3D printing OEMs, which are often more “closed ecosystem”-oriented (i.e., only focused on their own machines), and from companies that offer software that addresses one or more specific functional areas covered by our software solutions, such as providers of traditional CAD solutions. We compete directly with other providers of additive manufacturing management and machine control software, including open source software providers.

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

Our Materialise Medical Segment

In our Materialise Medical segment, our product and services offering addresses what we believe to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine.

As of December 31, 2015, our Materialise medical team consisted of 257 FTEs, with 129 employees based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, France, Germany, Japan, Malaysia, the United Kingdom, the United States and Colombia.

Business Model. We generate revenue in our Materialise Medical segment through clinical services and medical software. We sell medical devices that we print for our customers and sell licenses to our medical software packages and software maintenance contracts. We also provide custom software development and engineering services, for which we charge either on a time and material or on a fixed cost basis. The majority of these medical devices that we printed in 2015 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners Zimmer Biomet, DJO Surgical, Synthes and Lima. The customer base for our medical software products includes academic institutions, medical device companies and hospitals. For the years ended December 31, 2015, 2014 and 2013, our Materialise Medical segment generated revenue of €34.9 million, €30.0 million and €28.0 million, respectively, representing 34.2%, 36.9% and 40.7% of our total revenue, respectively, and 16.1%, 7.3% and 11.5% growth over the prior year, respectively.

Medical Software. Our software allows medical-image based analysis and engineering as well as patient-specific design of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies to whom we supply FDA-cleared medical software. Our medical software often serves as an introduction to our capabilities and in certain cases leads to clinical services opportunities. Our medical software packages are:

•	Materialise Mimics Innovation Suite. The Materialise Mimics Innovation Suite is a complete set of tools developed for biomedical professionals that allows them to perform a multitude of engineering operations based on medical imaging data. The suite consists of several complementary products and services, including Materialise Mimics, Materialise 3-matic, engineering services and medical models, as well as consultancy and custom software development.

•	Materialise Mimics. Materialise Mimics is software specifically developed for medical image processing that can be used to segment accurate 3D models from medical imaging data (for example, from CT or MRI) to measure accurately in 2D and 3D and to export 3D models for additive manufacturing or to Materialise 3-matic. These patient-specific models can be used for a variety of engineering applications directly in Materialise Mimics or Materialise 3-matic, or may be exported to third party software focused on statistical analysis, CAD or finite element analysis (which is used to predict how a product reacts to real-world forces such as vibration, heat and fluid flow).

•	Materialise 3-matic. Materialise 3-matic focuses on anatomical design and is able to combine CAD tools with pre-processing capabilities directly on the anatomical data coming from Materialise Mimics. It enables our customers to conduct thorough 3D measurements and analysis, design a patient-specific implant, a surgical guide, or a benchtop model, and to prepare the anatomical data and/or resulting implants for simulation.

•	Materialise OrthoView. Materialise OrthoView is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. The software imports a digital X-ray image from a Picture Archiving and Communication System, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. Materialise OrthoView currently serves more than 11,000 orthopedic surgeons in 60 countries globally, focusing primarily on joint replacements. We acquired OrthoView Holdings Limited in October 2014, and have included the OrthoView solution in our portfolio of pre-operative planning solutions and have been gradually integrating 3D solutions in the OrthoView product.

•	Materialise Mimics inPrint. With Materialise Mimics inPrint, clinicians can easily create files for 3D printing and use anatomically accurate models to help simulate or evaluate options for patient-specific surgical treatment. This software was designed specifically around the needs of clinicians to integrate seamlessly into their existing workflow. Materialise Mimics inPrint allows clinicians to get patient images from PACS and directly import them to start the 3D printing process. The software is compatible with digital imaging and communications in medicine, or DICOM, standard, which ensures easy connections with all modern imaging systems. By sharing virtual or printed 3D models as an interactive PDF on any device, communication is both immediate and clear with co-workers, the surgical team and patients.

•	Materialise ProPlan CMF. Materialise ProPlan CMF is a software package developed for oral, maxillofacial, nose, throat and plastic surgeons. The software allows surgeons to pre-operatively plan their surgeries in 3D based on (CB)CT or MRI images using a set of tools to analyze, measure and reconstruct the patient’s anatomy. With the software the surgeon can also plan the movements (translations and rotations) of the mandible or maxilla and preplan the reconstruction of defects.

Clinical Services. Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provide their doctors with virtual surgical planning services for their review and approval. In most cases, we also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, we deliver 3D printed customized patient-specific medical implants. In our 3D printing centers in Belgium and the United States, we have separate production lines, with an aggregate of 18 machines that only print devices for our Materialise Medical segment.

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

Our 3D printed surgical guides include joint replacement guides for knee, shoulder and hip replacement surgeries, osteotomy guides and CMF guides, and our 3D printed implants include hip-revision implants, shoulder and CMF implants. The surgical guides we print for U.S. based patients are FDA-cleared, and our medical devices for EEA-based patients bear the appropriate CE labels. We address large surgical markets in orthopedics and CMF through collaboration agreements with leading medical device companies, including Zimmer-Biomet, DJO Surgical, Synthes, and Lima. Pursuant to these agreements, we print joint replacement and CMF guides that our collaboration partners distribute under their own brands, together with their own implants, in the United States, Europe, Japan and Australia. We leverage our collaboration partners’ distribution capabilities to extend our reach into these large markets, and our collaboration partners utilize our 3D printing-related expertise to provide surgical planning and customized devices to surgeons. We also address certain high value-added, specialty applications by providing the full solution ourselves, including the delivery of CE-labeled implants and guides directly to the hospital or surgeon. Such applications include customized hip revision, shoulder and CMF implants in a patented porous matrix configuration and osteotomy guides. Our CMF implants, hip revision and shoulder implants and osteotomy guides are currently distributed in Europe, and our CMF implant activities are conducted through our subsidiary OBL SA and our shoulder and hip revision implant activities are conducted through our subsidiary Mobelife NV.

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

Sales and Marketing. We distribute our medical software through our direct sales force, our website and PACS partners (some of which partners also include our OrthoView solutions in their product offering to hospitals). We distribute our 3D printed medical devices primarily through our agreements with our collaboration partners Zimmer Biomet, DJO Surgical, Synthes, Global Orthopaedic Technology, Lima and Mathys. In specialty markets, we market and distribute our 3D printed medical devices and other clinical services through our experienced engineers who develop a close collaboration with key opinion leaders in each of these market segments.

All our activities in our Materialise Medical segment are coordinated and supervised from our headquarters in Belgium, which supervises product management and sales of our medical devices and software products. Our medical software sales teams are organized by target markets, including the orthopedic, CMF, cardiovascular, academic and hospital markets. Sales representatives in our local field offices focus on the sale of medical software in their respective markets. The product management and sales of our CMF implants are centralized in the France office of OBL, while product management and sales of our shoulder and hip revision implants activities are coordinated at our headquarters in Belgium.

Customers. The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities and industrial companies. For the year ended December 31, 2015, Zimmer Biomet, DJO Surgical, Synthes, and Lima collectively represented 48.4% of the revenue of this segment and total software sales represented 34.2% of our total Materialise Medical segment sales. Most of our other clinical service sales to customers are executed on the basis of single transaction contracts or purchase orders. These contracts and purchase orders lay out the pricing, delivery and other terms of the order.

Collaboration Partners. We collaborate with leading medical device companies for the development and distribution of our surgical planning software, services, and products, including with Zimmer Biomet, DJO Surgical, Synthes, Global Orthopaedic Technology, Lima and Mathys. Pursuant to these arrangements, we develop and license software and sell surgical guides, including for use in the fields of knee and shoulder replacement, CMF and thoracic procedures that our collaboration partners may then distribute under their own brands, together with their own implants, mainly in the United States, Europe, Japan and Australia. In addition, we grant licenses to collaboration partners to use, market and distribute such software or surgical guides. Some of the licenses we have granted to our products and software provide for exclusive rights, including with respect to a particular field of medicine or to the software or product developed during the collaboration, and certain collaboration partners may have rights of first refusal with respect to related products or collaborations. The compensation structures under these arrangements vary and may include an upfront fee, royalties, milestone payments linked to certain targets, and fees for the service, maintenance and training we provide in connection with our software and products.

Competition. In our Materialise Medical segment, we compete with a number of companies that provide 3D printed surgical models or medical devices, such as Medical Modeling, as well as with medical device companies that are developing in-house capacity to offer 3D printed medical devices and related software services. Our medical software competes with companies that include SimpleWare, 3mensio, Apollo and WITHIN Lab.

Growth Opportunities. The Materialise Medical segment is the market where we believe we can most directly realize our mission statement and contribute to a healthier world. We are currently investing significantly in the development of new product offerings as well as the expansion of our distribution channel in the various sub-segments of our Materialise Medical segment. In the surgical guide business, our growth over the last few years has come primarily from the knee-implant market, a market where medical device companies are currently developing their own guide solutions. We have been developing solutions for additional joints and have recently launched guides for shoulders and hips. We have also developed other applications, such as malunion and osteotomy surgical guides. We intend to further diversify our product portfolio through product development as well as and entering into new collaborations. For example, we are making significant investments in research to produce 3D printable models based on X-ray data.

In the implant business, the extensive clinical evidence that both OBL SA and Mobelife NV have developed with key opinion leaders over the last few years regarding the efficacy of our customized CMF and hip revision implant solutions is now gradually finding its way into scientific publications. We believe that this development will help the growth of our CMF and hip revision implant activities, which we intend to further support through distributors as well as our local sales offices. In addition, we expect to leverage our experience with existing implant activities to develop new applications for other rare conditions that may benefit significantly from a patient-specific solution. We expect that both our existing CMF and hip revision implant activities and the development of applications for new specialty markets will require additional significant investments in the near future.

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

Our Materialise Manufacturing Segment

In our Materialise Manufacturing segment, we primarily offer 3D printing services to industrial and commercial customers, the majority of which are located in Europe. In addition, we have identified, and provide 3D printing services to, certain specialty growth markets in both the industrial and consumer marketplaces.

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

As of December 31, 2015, the Materialise Manufacturing team consisted of 112 FTEs and fully dedicated consultants, with 70 based at our headquarters in Belgium and 42 based throughout our local field offices in Austria, the Czech Republic, France, Germany, Italy, Poland, Spain, Sweden, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Manufacturing segment through the sale of parts that we print for our customers. For the years ended December 31, 2015, 2014 and 2013, our Materialise Manufacturing segment generated revenue of €41.4 million, €33.2 million and €27.2 million, respectively, representing 40.1%, 40.8% and 39.6% of our total revenue, respectively, and 24.6%, 22.0% and 20.7% growth over the prior year, respectively. For the year ended December 31, 2015, approximately 83.0% of the revenue was derived from the printing services offered by our additive manufacturing solutions business and 17.0% of the revenue was derived from our growth businesses, RapidFit+ and i.materialise. Of the revenue generated by our additive manufacturing solutions business for the year ended December 31, 2015, approximately 66.5% was derived from rapid prototyping and approximately 33.5% was derived from additive manufacturing of end parts.

Industrial Services. We offer the following services in our Materialise Manufacturing segment:

•	Additive Manufacturing Solutions. We provide design and engineering services and rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, art and architecture and aerospace markets. In our service centers in Belgium, the Czech Republic and Poland and Germany, as of December 31, 2015, we operated 111 3D printers and six vacuum casting machines, producing both prototypes and production parts based on our customers’ product designs. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, FDM, PolyJet, powder binding, selective laser melting, or SLM, and vacuum casting. In order to meet specific customer needs for very large printed parts, we developed Mammoth, our own proprietary stereolithography technology, which we believe is capable of printing parts larger than those produced using any other stereolithography technology by utilizing a build area of approximately 1.26 cubic meters with a length of 2 meters. We currently operate 14 Mammoth 3D printers in our Belgian service center.

•	Niche Industrial and Consumer Solutions. We have developed additive manufacturing solutions that serve certain specialty industrial and consumer applications. Our RapidFit+ business utilizes additive manufacturing to provide the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. We engineer and 3D print fixtures that allow automobile manufacturers and their suppliers to improve the quality control and efficiency of their manufacturing processes by allowing them to inspect and measure component parts, such as bumpers, before assembly. Through the use of additive manufacturing technology, we believe that RapidFit+ fixtures provide more functionality and flexibility than the traditional fixtures that are currently widely used in the automotive industry. In 2013, we established a subsidiary, RapidFit Inc., in the United States to directly access the U.S. automotive market. In 2015, we expanded our RapidFit Inc. production capabilities with one 3D printer.

In the consumer market, i.materialise, our global online 3D printing service that caters to the “home professional.” Designers, students, inventors and everyday consumers who want to create something unique can utilize our online service to produce their own products and, if they desire, share their products with, and even offer them for sale to others through our platform. Users can upload their 3D designs, choose from a large selection of materials and colors, and instantly see the price for such models in the desired scale and quantities. Users can also buy 3D printed products from the catalogue of .MGX by Materialise or other third party designs on our i.materialise website. .MGX by Materialise is a collection of 3D printed lamps, furniture, and other home furnishings and accessories, many of which have been developed in collaboration with well-known designers to showcase the opportunities that additive manufacturing offers to create products with a new look and innovative functionality. Pieces from the .MGX collection have become design icons featured in world renowned museums, including the Museum of Modern Art in New York and the Centre Pompidou in Paris, and have won many awards, including the Visionaries! award by the Museum of Art & Design, the Global Venice Award 2013 and the Red Dot Design Award. Through the .MGX by Materialise collection, we gain access to professionals as well as home designers. In 2015, we continued the global expansion of the i.materialise platform in Asia by entering into a franchise agreement for that region with Bespoke (Offshore) S.A.L.

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

Customers. The customers for our Materialise Manufacturing segment are from a wide variety of industries, including automotive, aerospace, healthcare, industrial machining, art and design and consumer products. Especially for the additive manufacturing of end products, our customers appreciate the support of our engineering teams that can help adapt their designs and in some cases even co-create new products.

For the automotive manufacturers and their suppliers that use our RapidFit+ service, the fixtures are custom engineered by dedicated teams. Our RapidFit+ customers, which include their quality departments, expect that fixtures meet high accuracy standards. A number of automotive OEMs in Europe are currently considering our innovative solution as a potential new standard, while a solid base of automotive Tier 1 suppliers in Europe has embraced RapidFit as one of their fixture solutions. Also a number of Tier 1 suppliers in the United States are currently placing limited orders with a view to investigating the advantages of our RapidFit+ technology.

The customers of i.materialise order through our website. While there is a potential to address the wide consumer market with our i.materialise platform, we prefer to describe our current customers as “home professionals.” Our i.materialise client base includes independent designers and CAD hobbyists that often sell their creations or their services to others, including, in certain instances, through the i.materialise gallery. We believe this is an interesting subsegment of the market to focus on because these customers often have recurring needs and require a quality level that the market generally expects from us. We believe we can further expand the reach of our i.materialise platform in this market through partnerships such as our franchise agreements with Ultra Clean Holdings Inc. and Bespoke (Offshore) S.A.L.

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

Competition. In our additive manufacturing solutions business, we compete with a number of companies that provide industrial 3D printing services, including ARK, Cresilas, Protolabs and 3D Systems Corporation. In addition, larger accounts tend to move their 3D printing production in-house once their orders have reached certain volumes, which not only creates opportunities for our Materialise Software segment but also for our Materialise Manufacturing segment in terms of capacity balancing services. In the measurement and quality control fixture market addressed by RapidFit+, we are not aware of any direct competition coming from 3D printing companies. We do have competition, however, from a large group of smaller companies that are active in this field. While there are multiple startup companies seeking to address the home 3D printing services market, we believe that Shapeways and Sculpteo are the most prominent direct competitors of i.materialise based on their global reach. i.materialise focuses on standing out as a brand in terms of service and reliability.

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

We consider i.materialise as a component of our long-term strategy that may eventually penetrate the large consumer market once the general public becomes more familiar with 3D printing technology and logistic chains become more suitable to address this vast market. We intend to gradually invest in growing our presence in this market by initially addressing more focused customer groups such as “home professionals.” We also intend to continue to pursue opportunities to extend the global reach of our i.materialise platform by entering into partnerships with third parties that are similar to the franchise agreements that we entered into with Ultra Clean Holdings Inc. and Bespoke (Offshore) S.A.L. for Asia.

Geographic Information

Our revenues by geographical area for the year ended December 31, 2015 were 30.4% for the Americas, 57.8% for Europe and 11.8% for Asia, as compared to 31.4% for the Americas, 58.2% for Europe and 10.4% for Asia for the same period in 2014, and 36.2% for the Americas, 55.2% for Europe and 8.6% for Asia for the same period in 2013. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Manufacture and Supply

We produce our 3D printed products at our service centers in Belgium, the Czech Republic, Germany, Poland, Japan and the United States. We print substantially all of products in-house using a variety of technologies, including stereolithography, laser sintering, FDM, PolyJet, powder binding, SLM and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components and metal parts) are required or for capacity balancing purposes. As of December 31, 2015, we operated a total of 132 3D printers and six vacuum casting machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labeling of our products. The table below provides selected information about our 3D printers:

Technology	Size	Manufacturer	Number
Stereolithography	Small/Medium Size	3D Systems Corporation	26
	Medium Size	Materialise	4
	Mammoth	Materialise(1)	14

PolyJet	Connex	Stratasys Ltd.	3

FDM	Small Size(2)	Stratasys Ltd.	2
	Medium Size(3)	Stratasys Ltd.	25
	Large Size(4)	Stratasys Ltd.	7

Laser Sintering	Small Size	EOS GmbH	3
	Medium Size	3D Systems Corporation	9
	Medium Size	EOS GmbH	11
	Large Size	EOS GmbH	15

Powder Binding Vacuum Casting	Medium Size Small Size Medium Size Medium Size Large Size	3D Systems Corporation MCP HEK GmbH MCP HEK GmbH SCHUHL MCP HEK GmbH	7 1 2 1 2

Direct Metal Laser Sintering	Medium Size	EoS GmbH	3
	Medium Size	Concept Laser GmbH	2
	Medium Size	Renishaw	1

(1)	We have proprietary stereolithography machines based on our patented curtain coat technologies. The original curtain coat machines had a medium sized build volume. These medium sized machines have subsequently been adapted to become the extra-large sized Mammoth machines.
(2)	Small size machines are machines with a build volume of less than 250×250×250 mm.
(3)	Medium size machines have a build volume of less than 500×500×500 mm.
(4)	Large size machines have a build volume of more than 500×500×500 mm.

As of December 31, 2015, 20 printers produced parts exclusively for our Materialise Medical segment, while the other 112 printers and six vacuum casting machines printed parts for our Industrial Production segment.

As of December 31, 2015, all of our 3D printers and vacuum casting machines were either owned or held under a financial lease. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.

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

The raw materials used in the printing of our products are mainly aluminium and Ti alloy powders epoxy based photocurable resins, PA12 based powders and a suite of thermoplastic filaments like ABS and Ultem.

With the exception of FDM-materials, we believe that none of our other raw material requirements is limited to any significant extent by critical supply or price volatility. We continuously look for second sourcing of our raw materials in order not to be dependent on a single supplier in case a supply issue was to occur. We monitor the costs of our raw materials in order to optimize the cost/performance whilst not jeopardizing the expectations of our customers and the safe use of the materials in critical applications. In 2015, Stratasys was our single supplier for FDM-materials, although we source a broad range of different material grades from Stratasys.

Our 3D printing operations for our patient-specific surgical guides, models and implants are subject to extensive regulation. We operate a certified quality management system in line with the U.S. Quality System Regulation, good manufacturing practice regulations and ISO 13485. We are registered with regulatory authorities in the United States, Europe, Canada, Australia and other jurisdictions. We CE mark our products where required. Our service centers are subject to periodic and sometimes unannounced inspections by regulatory authorities, including inspections by the FDA.

Research and Development

We have an ongoing research and development program to improve and expand the capabilities of our existing technology portfolio, which reflects our continued investments in a range of disciplines, including software development, industrial, mechanical and biomedical engineering, physics and chemistry.

We have a long history of research and development through collaborations, which augment our internal development efforts. Our earliest joint research projects date from the early 1990s with market leading collaboration partners such as Siemens AG, Zeneca and the University of Leuven (Katholieke Universiteit Leuven), or KULeuven. Many of our innovations are based on industrial collaborations such as those with Phonak Staefa Switzerland and Zimmer Biomet. As of December 2015, we were active in 20 government funded research projects. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2015, we had more than 60 active research and development projects in various stages of completion and more than 200 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Poland, the United Kingdom, Ukraine, China and Malaysia.

For the year ended December 31, 2015, our research and development expenses were €18.2 million and were 17.8% of our revenue as compared to €15.1 million or 18.6% of our revenue in 2014.

Our research and development projects include the following:

1.	Various software development projects including projects related to engineering and design for 3D printing, multiplatform applications (for example, applications for Windows, Apple and Android) and improving existing technological challenges (for example, the handling of large amounts of data and advanced image segmentation), which are expected to benefit both our Materialise Software and Materialise Medical segments;

2.	A research project to understand and streamline the different additive manufacturing technologies (sintering, stereolithography, FDM and SLM);

3.	Our Materialise Medical segment is currently developing patient specific implants for orthognathic and bone repositioning surgeries;

4.	Our Materialise Medical segment is currently engaged in a research project that aims at creating 3D printable guides on the basis of x-ray data;

5.	Our Materialise Medical segment is currently developing software for Mimics that would allow post-operative analysis of implant placement using x-ray data;

6.	Our Materialise Medical segment is currently researching automation of segmentation of medical images and using them for population analysis;

7.	Our Materialise Manufacturing segment’s continued investment in our RapidFit+ and i.materialise businesses; and

8.	Several research projects related to improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit our three segments.

We also regularly apply for research and development grants and subsidies under European, Belgian, British, French, German and Czech grant rules. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the Flemish government (IWT or “Agentschap voor Innovatie door Wetenschap en Technologie”) and the European Union (FP7 or “Seventh Framework Program”).

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

As of December 31, 2015, our portfolio of intellectual property features 97 issued patents and an additional 166 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2015 and 2034, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

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

We are party to various licenses and other arrangements that allow us to practice and improve our technology under a broad range of patents, patent applications and other intellectual property, including agreements with our collaboration partners, Zimmer Biomet, DJO Surgical, Synthes, Global Orthopaedic Technology, Lima and Mathys.

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

Seasonality

Although end markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality, the historical impact of seasonality on the revenue of our Materialise Manufacturing and Materialise Medical segments has not been material. Historically, the revenue of our Materialise Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

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

Healthcare Regulatory Matters

In our Materialise Medical segment, we are subject to extensive and complex U.S. federal, state and local, European and other applicable foreign healthcare laws and regulations.

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

Mobelife NV Shareholders’ Agreement

On December 9, 2008, we entered into a shareholders’ agreement with Filip Stockmans and Clijmans & Gelaude BVBA with respect to our subsidiary Mobelife NV, of which we owned 80.36% at incorporation. Pursuant to the agreement and the articles of association of Mobelife NV, we had the right to appoint three out of the five members of the board of directors and each of Filip Stockmans, together with Hendrik Delport, and Clijmans & Gelaude BVBA had the right to appoint one director. The approval of at least one of the directors appointed by Filip Stockmans and Hendrik Delport, on the one hand, and Clijmans & Gelaude BVBA, on the other hand, was required for certain company decisions and transactions, including the approval of the business plan, the budget, related party transactions, distributions of dividends and an initial public offering of shares of Mobelife NV. The shareholders’ agreement also provided for rights of first refusal, tag along rights and drag along rights. On March 5, 2015, we purchased the remaining 22.3% interest and, as a result, we now own 100% of the shares of Mobelife NV.

D.	Property, Plant and Equipment

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France and the United States. We also lease other service centers and sales offices, which are located in Austria, China, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom, the United States, Poland and Colombia. The aggregate annual lease payments for our facilities in 2015 and 2014 were €1.2 million and €1.2 million, respectively. The table below provides selected information regarding our facilities.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	34,593 sq. m.	N/A
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Northville, Michigan, United States	Owned	Condo	1,072 sq. ft.	N/A
Sterling Heights, Michigan, United States	Leased	Office; production	14,235 sq. ft.	April 30, 2020
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	343 sq. m.	March 31, 2018
Kawasaki, Japan	Leased	Production	205 sq. m.	May 14, 2018
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Vienna, Austria	Leased	Office	34 sq. m.	December 31, 2016
Gilching, Germany	Leased	Office	399 sq. m.	December 31, 2016
Bremen, Germany	Leased	Office	499 sq. m.	October 31, 2018
Bremen, Germany	Leased	Office; production	552 sq. m.	Indefinite term
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2016
Chatillon, France	Leased	Office	380 sq. m.	July 31, 2017
Kiev, Ukraine	Leased	Office	2,680 sq. m.	June 28, 2018
Sheffield, United Kingdom	Leased	Office	1,950 sq. ft.	January 31, 2017 (partially) and November 30, 2016 (partially)
Southampton, United Kingdom	Leased	Office	1,999 sq. m.	August 6, 2018
Shanghai, China	Leased	Office	1,200 sq. m	June 8, 2019
Medellin, Colombia	Leased	Office	120 sq. m.	December 1, 2016
Wroclaw, Poland	Leased	Office; production	1,000 sq. m.	December 31, 2016

See also “—B. Business Overview—Manufacture and Supply” for information about the printers we operate and “—Regulatory / Environmental Matters—Environmental Matters” for information about environmental matters and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Indebtedness” for more information about indebtedness secured by mortgages.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in “Item 3. Key Information—A. Selected Financial Data,” and our consolidated financial statements and accompanying notes included elsewhere herein.

This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Special Note Regarding Forward-Looking Information” and “Item 4. Information on the Company—A. Business Overview” and elsewhere in this annual report.

A.	Operating Results

Overview

Company Overview

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing and will continue to play an instrumental role as the industry evolves. In the healthcare sector, our technology is responsible for the design and manufacture of customized, patient-specific medical devices that includes both surgical guides (and related bone models) as well as customized implants. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. As of December 31, 2015, our team consisted of 1,304 FTEs and fully dedicated consultants. Our portfolio of intellectual property featured 97 patents and 166 pending patent applications as of December 31, 2015. For the year ended December 31, 2015, we generated €102.0 million of revenue, representing 25.4% growth over the prior year, net loss of €2.9 million and Adjusted EBITDA of €3.7 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “—Other Financial Information” below.

Seasonality

Although end markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality, the historical impact on our Materialise Medical and Materialise Manufacturing segments has not been material. Historically, the revenue of our Materialise Software segment have been stronger in the fourth quarter of the calendar year (which is also our fiscal year) as compared to the revenue of each of the other quarters. A number of our customers have purchased their first release in the fourth quarter and tend to renew, extend and/or broaden the scope of their license on the anniversary date of their first purchase. In addition, we have in the past often released new software products and versions in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

Growth Strategy

In our Materialise Software segment, we expect that the demand for software platforms such as ours, which interface with virtually all 3D printers, is likely to grow as sales of 3D printing systems, in particular for professional use, continue to grow. We believe that we can continue to increase the market penetration of our software platforms by expanding relationships with OEMs as well as with industrial users of 3D printers. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require important investments in the expansion of our marketing and sales presence. In order to be able to meet, in particular, the demands of new entrants to the OEM market, we intend to also invest significantly in the development of our software products, including in order to further their compatibility with almost all 3D printers on the market. On March 10, 2015, we acquired the Belgian-based company Cenat BVBA. With Cenat BVBA’s proprietary technology on machine control, we have added new software solutions for ensuring adequate quality control in additive manufacturing production processes.

In our Materialise Medical segment, we intend to invest significantly in the development of new clinical services offerings, in both large scale and specialty markets, because we believe that there are growth opportunities for new applications and because we acknowledge that some of our collaboration partners will bring their own solutions to the market replacing certain of our current product offerings. Because customized medical products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for providers of safe medical software tools, such as our company, that can pass significant regulatory scrutiny. In order to form the basis of stable annual revenue growth in the longer term, we have transitioned from a perpetual to a time-based license model for certain of our medical software products.

In our Materialise Manufacturing segment, we believe that demand for 3D printing services will continue to grow. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of end products (in particular industrial end parts, but also fixtures for the automotive industry and consumer 3D printed products). For industrial end parts, we intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market that we focus on. In addition, we believe that the cooperation between our local sales teams, which are in close proximity to our customers, and our engineering teams, which can bring in additional expertise where required, is an important asset to further increase our customer base. Our RapidFit Inc. subsidiary was established in the United States in 2013 to directly serve the U.S. market with our fixturing technology. If we successfully establish the RapidFit+ products in the United States, we may consider further expansion to other regions. We believe that, in the highly consolidated and still consolidating automotive market, a high added value technology such as ours can be a driver for the consolidation of the currently fragmented submarket of measurement fixtures. We consider i.materialise as a component of our long-term strategy that may eventually penetrate the large consumer market once the general public becomes more familiar with 3D printing technology and logistic chains become more suitable to address this vast market. We intend to gradually invest in growing our presence in this market by initially addressing more focused customer groups such as “home professionals.” We further intend to increase the global reach of our i.materialise platform by setting up franchise agreements similar to the collaboration that we have set up with Ultra Clean Holdings Inc. and Bespoke (Offshore) S.A.L. for Asia.

On June 30, 2014, we completed our initial public offering of 8,000,000 ADSs at a public offering price of $12.00 per ADS. We received net proceeds of approximately $88.3 million in the initial public offering.

Recent Developments

There has been no other significant change in our financial condition or results of operations since December 31, 2015.

Key Income Statement Items

Revenue

Revenue is generated primarily by the sale of our software and 3D printed products and services.

In our Materialise Software segment, we generate revenues from software licenses, maintenance contracts and custom software development services and sales of Materialise Controller.

In our Materialise Medical segment, we generate revenue through the sale of medical devices that we print for our customers and from the sale of licenses on our medical software packages, software maintenance contracts and custom software development and engineering services.

In our Materialise Manufacturing segment, we generate revenue through the sale of parts that we print for our customers.

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

3D printed products and services. 3D printed products revenue is derived from our network of 3D printing service centers. Our service centers not only utilize our 3D printing technology to print products but are also full-service operations that provide support and services such as pre-production collaboration prior to printing the product. Revenue from 3D printed products depends upon the volume of products that we print for our customers. Sales of these products are linked to the number of our 3D printing machines that are installed and active worldwide. We have dedicated teams and production lines for industrial applications and medical applications. All medical products require a highly regulated production environment. Whereas both segments use the same 3D printing technologies, the complex combination of our engineering and software solutions in connection with medical applications results in higher margins for our medical applications.

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

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for our executive, financial, human resources, information technology support and regulatory affairs and administrative functions. Other significant expenses include outside legal counsel, independent auditors and other outside consultants, insurance, facilities, depreciation and information technologies expenses.

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

With respect to the allocation of value to the separate elements, we are using the stand-alone selling prices or management’s best estimates of selling prices to estimate the fair value of the software and software-related services to separate the elements and account for them separately. Elements in such an arrangement are also sold on a stand-alone basis and stand-alone selling prices are available. Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met. When we provide software development services considered essential to the functionality of the software, we recognize revenue from the software development services as well as any related software licenses on a percentage of completion basis whereby the arrangement consideration is recognized as the services are performed, as measured by an observable input.

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

Development Expenses

Under International Accounting Standards 38, or IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

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

Share-Based Payment Transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted and measured the cost of cash-settled transactions by reference to the fair value of the equity instrument at the date of reporting. We have applied the Black-Scholes valuation model to estimate fair value. Using this model requires management to make assumptions with regards to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 13 to our consolidated financial statements and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of our company and of a number of quoted peers in the 3D printing industry;

•	Estimated life of the warrant is estimated to be until the first exercise period which is typically the month after their vesting;

•	Fair value of the shares is determined based on the price of our ADSs on NASDAQ at the date of issuance. For the grants prior to the IPO, the fair value of the shares was estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number quoted peers in the 3D printing industry.

•	The dividend return is estimated by reference to the historical dividend payment of our company. Currently, this is estimated to be zero as no dividends have been paid since inception.

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

As at December 31, 2015, we had €12.2 million (2014: €10.3 million; 2013: €6.5 million) of tax losses carry forward and other tax credits such as investment tax credits and notional interest deduction, of which €2.0 million related to Materialise NV (2014: €3.6 million; 2013: €3.6 million). These losses relate to Materialise NV and subsidiaries that have a history of losses, do not expire, except for the notional interest deduction of €0.4 million in 2015 (2014: €0.3 million; 2013: €0.3 million) and may not be used to offset taxable income elsewhere our consolidated group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized, except for €0.1 million in 2013, given that it in view of the Belgian Patent Income Deduction there is an uncertainty to what extent these tax losses will be used in future years. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Currently we are preparing a detailed analysis of our tax situation and tax planning. Once this analysis has been finalized, we will on which basis reassess the need for a valuation allowance on the deferred tax assets.

With respect to the unused tax losses and credits of our subsidiaries, deferred tax assets have been recognized for €0.9 million only (2014: €0.3 million; 2013: K€26). We have not recognized deferred tax assets on unused tax losses totaling €9.7 million in 2015 (2014: €9.2 million; 2013: €6.4 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If we were able to recognize all unrecognized deferred tax assets, net profit would have increased by €3.3 million in 2015, of which €0.9 million relates to net operating losses generated in 2015. Further details on taxes are disclosed in Note 20 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant & Equipment

We have goodwill for a total amount of €9.7 million (2014: €7.7 million; 2013: €1.6 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the recoverable amount for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. Impairment charges for a total amount of €0.1 million have been recorded during 2015 (2014: €0.2 million; 2013: K€ nil).

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

While we are using our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;

•	the fair value of the property, plant and equipment

•	the fair value of the deferred revenue; and

•	discount rates.

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

Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	Year Ended December 31,
	2015	2014	2013
	(in thousands of €)
Net profit	(2,860)	1,872	3,412
Income taxes	(389)	387	21
Financial expenses	2,470	1,150	1,260
Financial income	(3,511)	(3,160)	(273)
Depreciation and amortization	6,810	4,565	3,190
Share in loss of joint venture	401	81	—

EBITDA (unaudited)	2,921	4,895	7,610

Non-recurring IPO expenses(1)	—	182	—

Non-cash stock-based compensation expenses(2)	766	675	—

Adjusted EBITDA (unaudited)	3,687	5,752	7,610

(1)	Non-recurring IPO expenses represent fees and costs incurred in connection with our initial public offering.
(2)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Results of Operations

Comparison of the Years Ended December 31, 2015 and 2014

	Year Ended December 31,
	2015	2014	% Change
	(in thousands of €)
Revenue	102,035	81,355	25.4%
Cost of sales	(42,963)	(32,396)	32.6%

Gross profit	59,072	48,959	20.7%

Research and development expenses	(18,186)	(15,093)	20.5%
Sales and marketing expenses	(36,832)	(27,543)	33.7%
General and administrative expenses	(15,045)	(11,645)	29.2%
Net other operating income (expenses)	7,102	5,652	25.7%

Operating (loss) profit	(3,889)	330	(1,279.9)%

Financial expenses	(2,470)	(1,150)	114.8%
Financial income	3,511	3,160	11.1%
Share in loss of joint venture	(401)	(81)	395.1%

(Loss) profit before taxes	(3,249)	2,259	(243.9)%

Income taxes	389	(387)	200.5%

Net (loss) profit	(2,860)	1,872	(252.8)%

Comparison of the Years Ended December 31, 2015 and 2014 by Segment

	Materialise Software	Materialise Medical	Materialise Manufacturing	Total Segments	Adjustments & Eliminations(1)	Consolidated
	(in thousands of €, except percentages)
For the year ended December 31, 2015
Revenues	25,798	34,856	41,381	102,035	—	102,035
Segment EBITDA (unaudited)	9,093	422	1,645	11,160	(8,239)	2,921

Segment EBITDA %	35.2%	1.2%	4.0%	10.9%		2.9%

	Materialise Software	Materialise Medical	Materialise Manufacturing	Total Segments	Adjustments & Eliminations(1)	Consolidated
	(in thousands of €, except percentages)
For the year ended December 31, 2014
Revenues	18,095	30,034	33,222	81,351	4	81,355
Segment EBITDA (unaudited)	6,586	2,917	1,144	10,647	(5,752)	4,895

Segment EBITDA %	36.4%	9.7%	3.4%	13.1%		6.0%

(1)	Adjustments & Eliminations to Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Adjustments & Eliminations to Segment EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was €102.0 million in the year ended December 31, 2015 compared to €81.4 million in the year ended December 31, 2014, an increase of €20.6 million, or 25.4%. Excluding revenue from OrthoView, which we acquired in October 2014, total revenue increased by 20.9%

Revenue by geographical area is presented as follows:

	Year Ended December 31,
	2015	2014
	(in thousands of €)
Americas	30,990	25,511
Europe	58,939	47,358
Asia	12,106	8,486

Total	102,035	81,355

Revenue generated in Europe increased by €11.6 million, or 24.5%, in the year ended December 31, 2015 compared to the year ended December 31, 2014, mainly as a result of increased revenue in our Materialise Manufacturing and Materialise Medical segments. Revenue generated throughout the Americas increased by €5.5 million, or 21.5%, in the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily as a result of increased revenue in our Materialise Software and Materialise Medical segment. Revenue generated in Asia increased by €3.6 million, or 42.7%, in the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily boosted by the increased revenue in our Materialise Software segment.

Revenue from our Materialise Software segment increased from €18.1 million in the year ended December 31, 2014 to €25.8 million in the year ended December 31, 2015, which represented an increase of €7.7 million, or 42.6%. This growth was primarily fueled by a 44.1% increase in new license sales and a 73.4% increase of OEM-driven sales. Over the same period, our recurring software related revenue (maintenance contracts and renewals of annual licenses) increased by 44.7% and our service revenues increased by 45.2%. In our Materialise Software segment, we consider both our first time annual license sales and our new perpetual license sales as important sources of potential follow on revenue. Our first time annual licenses create potential for renewals, while our perpetual licenses, which are in many instances sold together with the sale of a 3D printer by a manufacturer, not only create potential for future maintenance revenue but are also an important source for follow on sales of additional software modules to the customer. These follow on sales are considered new software sales.

Revenue from our Materialise Medical segment increased from €30.0 million in the year ended December 31, 2014 to €34.9 million in the year ended December 31, 2015, representing an increase of €4.8 million, or 16.1%. Revenue from clinical services (which is derived from the sale of clinical devices, which we bring to the market in combination with software solutions and engineering services) increased by 4.7%, while revenue from the sale of medical software and related services increased by 50.1%. Organically, excluding the revenue of Orthoview, which we acquired in October 2014, medical software growth was 14.5%. Revenue from new medical software licenses (new perpetual licenses and first time annual licenses) and related services increased by 41.7%, while our recurring medical software related revenue (maintenance contracts and renewals of annual licenses) increased by 104.1%. Our medical software is modular, with some modules licensed out as a perpetual license which include a maintenance scheme, while the newer modules are licensed on an annual basis. Since April 2014, we have adopted a new model, whereby, except for research and academic centers, our medical software will only be offered through time-based licenses (and no longer on a perpetual basis).

Revenue from our Materialise Manufacturing segment increased from €33.2 million in the year ended December 31, 2014 to €41.4 million in the year ended December 31, 2015, representing an increase of €8.2 million, or 24.6%. We increased the number of 3D printers that we operated from 98 3D printers and six vacuum casting machines at December 31, 2014 to 112 3D printers and six vacuum casting machines at December 31, 2015.

Two of our potential growth businesses (i.materialise and Rapid Fit) are part of our Materialise Manufacturing segment. Both businesses are currently in a pre-profitability investment phase, which adversely impacts overall profit for the segment. Revenue from our Materialise Manufacturing segment excluding i.materialise and RapidFit (which we sometimes refer to as our “additive manufacturing solutions” business) increased from €28.1 million in the year ended December 31, 2014 to €34.2 million in the year ended December 31, 2015, representing an increase of €6.2 million, or 21.9%. Our additive manufacturing solutions business sold, in the year ended December 31, 2014 as well as in the same period in 2015, a wide variety of products (most of which are uniquely customized), based on a wide variety of materials and produced by means of multiple 3D printing technologies. In the year ended December 31, 2015, our additive manufacturing solutions business experienced stronger growth in its manufacturing of end parts than in its prototyping activities, with 40.1% and 18.0% growth, respectively.

During the year ended December 31, 2015, and across our various segments, 37.0% of our revenue was derived from Materialise Software and Materialise Medical software licenses and related services, as compared to 32.3% in the year ended December 31, 2014, 40.6% of our revenues was derived from the sale of printed industrial and consumer products, as compared to 40.8% in the year ended December 31, 2014, and 22.6% of our revenues was derived from the sale of medical devices (guides as well as implants) that were brought to the market together with complex software planning solutions, including royalties and other fees, as compared to 27.1% in the year ended December 31, 2014.

Cost of sales. Cost of sales was €43.0 million in the year ended December 31, 2015 compared to €32.4 million in the year ended December 31, 2014, an increase of €10.6 million, or 32.6%. This increase in cost of sales was primarily attributable to increased salaries and to increases in raw materials and external subcontracting services.

Gross profit. As a result of the relatively lower revenue growth in the Materialise Medical segment and the set-up of new production lines in both the Materialise Medical and Materialise Manufacturing segments, the overall gross profit margin (our gross profit divided by our revenue) decreased slightly to 57.9% in the year ended December 31, 2015 from 60.2% in the year ended December 31, 2014. For the year ended December 31, 2015, gross profit of €59.1 million reflected growth of 20.7% compared to the prior year.

Research and development expenses. Research and development expenses were €18.2 million in the year ended December 31, 2015 compared to €15.1 million in the year ended December 31, 2014, an increase of €3.1 million, or 20.5%. This increase in research and development expenses was primarily attributable to an increased investment in medical research projects, which increased by €1.8 million, and software development, which increased by €1.0 million, as compared to the year ended December 31, 2014.

Sales and marketing expenses. Sales and marketing expenses increased from €27.5 million in the year ended December 31, 2014 to €36.8 million in the year ended December 31, 2014, an increase of €9.3 million, or 33.7%. This increase was primarily attributable to an increase in headcount in connection with our efforts to increase our sales volume, resulting in increased payroll expenses related to sales and marketing expenses.

General and administrative expenses. General and administrative expenses were €15.0 million in the year ended December 31, 2015 compared to €11.6 million in the year ended December 31, 2014, an increase of €3.4 million, or 29.2%. This reflects increased investments in corporate functions such as human resources and finance, as well as increased legal, accounting and other services mainly in connection with our operating as a public company subsequent to our initial public offering.

Net other operating income. Net other operating income increased from €5.7 million in the year ended December 31, 2014 to €7.1 million in the year ended December 31, 2015. This increase in other operating income was primarily attributable to an increase in grants and funding for research and development projects of €1.4 million. In the year ended December 31, 2015, €5.4 million out of the €7.1 million net other operating income was a release of grant income directly related to the level of research and development effort, consisting of withholding tax exemptions for qualifying researchers, development grants, and partial funding of research and development contracts, as compared to €3.6 million in the year ended December 31, 2014.

Financial expenses. Financial expenses increased from €1.2 million in the year ended December 31, 2014 to €2.5 million in the year ended December 31, 2015, an increase of €1.3 million.

Financial income. Financial income increased from €3.2 million in the year ended December 31, 2014 to €3.5 million in the year ended December 31, 2015. Of the € 3.5 million financial income, €3.1 million is related to foreign currency exchange gains that should be considered jointly with the €1.6 million foreign currency losses under financial expenses. This is primarily due to foreign exchange fluctuations on the portion of the initial public offering proceeds held U.S. dollars.

Income taxes. Income taxes in the year ended December 31, 2015 resulted in an income of €0.4 million, as a combination of deferred tax asset bookings, and small income taxes mainly due to the level of income before tax, and research and development tax credits and patent income deduction (which is a favorable tax regime for income derived from patents).

Net profit. As a result of the factors described above, net loss was €2.9 million in the year ended December 31, 2015 compared to a net profit of €1.9 million in the year ended December 31, 2014, a decrease of €4.7 million.

EBITDA. As a result of the factors described above, our consolidated EBITDA decreased from €4.9 million in the year ended December 31, 2014 to €2.9 million in the year ended December 31, 2015, a decrease of €2.0 million, or 40.3%, and our total segment EBITDA increased from €10.6 million in the year ended December 31, 2014 to €11.2 million in the year ended December 31, 2015, an increase of €0.5 million, or 4.8%.

Our Materialise Software segment’s EBITDA increased from €6.6 million in the year ended December 31, 2014, to €9.1 million in the year ended December 31, 2015, an increase of €2.5 million, or 38.1%. As a result of a 47.2% increase in sales and marketing and research and development expenses, this segment’s EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) decreased from 36.4% for the year ended December 31, 2014 to 35.2% in the year ended December 31, 2015.

Our Materialise Medical segment’s EBITDA decreased from €2.9 million in the year ended December 31, 2014 to €0.4 million in the year ended December 31, 2015. The segment’s EBITDA margin decreased from 9.7% in the year ended December 31, 2014 to 1.2% in the year ended December 31, 2015, which was mainly the result of an increase of 26.3% across operational expenses compared to the increase in revenues of 16.1%.

Our Materialise Manufacturing segment’s EBITDA increased from €1.1 million in the year ended December 31, 2014 to €1.6 million in the year ended December 31, 2015. The EBITDA of our “additive manufacturing solutions” business (which excludes i.materialise and RapidFit) increased from €4.1 million in the year ended December 31, 2014 to € 4.3 million in the year ended December 31, 2015, resulting in EBITDA margins of 12.5% in the year ended December 31, 2015 and 14.5% in the year ended December 31, 2014. This decrease in EBITDA was influenced by the increase of cost of sales and the establishment of new production lines.

Reconciliation of Net Profit to Segment EBITDA

	Year Ended December 31,
	2015	2014
	(in thousands of €) (unaudited)
Net profit	(2,860)	1,872

Income taxes	(389)	387
Finance costs	2,470	1,150
Finance income	(3,511)	(3,160)
Share in loss of joint venture	401	81

Operating profit	(3,889)	330

Depreciation and amortization	6,810	4,565
Corporate research and development	2,955	2,487
Corporate headquarters costs	9,700	6,573
Other operating income (expense)	(4,416)	(3,308)

Segment EBITDA (unaudited)	11,160	10,647

Comparison of the Years Ended December 31, 2014 and 2013

	Year Ended December 31,
	2014	2013	% Change
	(in thousands of €)		(%)
Revenue	81,355	68,722	18.4%
Cost of sales	(32,396)	(27,189)	19.2%

Gross profit	48,959	41,533	17.9%

Research and development expenses	(15,093)	(10,596)	42.4%
Sales and marketing expenses	(27,543)	(22,360)	23.2%
General and administrative expenses	(11,645)	(8,649)	34.6%
Net other operating income (expenses)	5,652	4,492	25.8%

Operating profit	330	4,420	(92.5)%

Financial expenses	(1,150)	(1,260)	(8.7)%
Financial income	3,160	273	1,057.5%
Share in loss of joint venture	(81)	—

Profit before taxes	2,259	3,433	(34.2)%

Income taxes	(387)	(21)	1,742.9%

Net profit	1,872	3,412	(45.2)%

Comparison of the Years Ended December 31, 2014 and 2013 by Segment

	Materialise Software	Materialise Medical	Materialise Manufacturing	Total Segments	Adjustments & Eliminations(1)	Consolidated
	(in thousands of €, except percentages)
For the year ended December 31, 2014
Revenues	18,095	30,034	33,222	81,351	4	81,355
Segment EBITDA (unaudited)	6,586	2,917	1,144	10,647	(5,752)	4,895

Segment EBITDA %	36.4%	9.7%	3.4%	13.1%		6.0%

For the year ended December 31, 2013
Revenues	13,432	27,992	27,239	68,663	59	68,722
Segment EBITDA (unaudited)	5,141	4,973	1,026	11,140	(3,530)	7,610

Segment EBITDA %	38.3%	17.8%	3.8%	16.2%		11.1%

(1)	Adjustments & Eliminations to Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Adjustments & Eliminations to Segment EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was €81.4 million in the year ended December 31, 2014 compared to €68.7 million in the year ended December 31, 2013, an increase of €12.7 million, or 18.4%.

Revenue by geographical area is presented as follows:

	Year Ended December 31,
	2014	2013
	(in thousands of €)
Americas	25,511	24,846
Europe	47,358	37,964
Asia	8,486	5,912

Total	81,355	68,722

Revenue generated in Europe increased by €9.4 million, or 24.7%, in the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly as a result of increased revenue in our Materialise Manufacturing and Materialise Software segments. Revenue generated throughout the Americas increased by €0.7 million, or 2.7%, in the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily as a result of increased revenue in our Materialise Software segment. Revenue generated in Asia increased by €2.6 million, or 43.5%, in the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily boosted by the increased revenue in our Materialise Software segment.

Revenue from our Materialise Software segment increased from €13.4 million in the year ended December 31, 2013 to €18.1 million in the year ended December 31, 2014, which represented an increase of €4.7 million, or 34.7%. This increase was mainly due to increases of sales of new software licenses (new perpetual licenses and first time annual licenses) and sales to OEMs, which increased by 47.7% and 53.8%, respectively, from the year ended December 31, 2013 to the year ended December 31, 2014. Over the same period, our recurring software related revenue (maintenance contracts and renewals of annual licenses) increased by 23.3% and our service revenues increased by 29.8%. In our Materialise Software segment, we consider both our first time annual license sales and our new perpetual license sales as important sources of potential follow on revenue. Our first time annual licenses create potential for renewals, while our perpetual licenses, which are in many instances sold together with the sale of a 3D printer by a manufacturer, not only create potential for future maintenance revenue but are also an important source for follow on sales of additional software modules to the customer. These follow on sales are considered new software sales.

Revenue from our Materialise Medical segment increased from €28.0 million in the year ended December 31, 2013 to €30.0 million in the year ended December 31, 2014, representing an increase of €2.0 million, or 7.3%. Revenue from clinical services (which is derived from the sale of clinical devices, which we bring to the market in combination with software solutions and engineering services) increased by 2.5%, while revenue from the sale of medical software and related services increased by 23.3%. Revenue from new medical software licenses (new perpetual licenses and first time annual licenses) and related services increased by 1.4%, while our recurring medical software related revenue (maintenance contracts and renewals of annual licenses) increased by 27.3%. Following the acquisition of OrthoView in the fourth quarter of 2014, an additional €0.9 million revenue was added to the Materialise Medical segment. Our medical software is modular, with some modules licensed out as a perpetual license which include a maintenance scheme, while the newer modules are licensed on an annual basis. As of April 2014, we have adopted a new model, whereby, except for research and academic centers, our medical software will only be offered through time-based licenses (and no longer on a perpetual basis).

Revenue from our Materialise Manufacturing segment increased from €27.2 million in the year ended December 31, 2013 to €33.2 million in the year ended December 31, 2014, representing an increase of €6.0 million, or 22.0%. We increased the number of 3D printers that we operated from 98 3D printers and five vacuum casting machines at December 31, 2013 to 116 3D printers and six vacuum casting machines at December 31, 2014.

Two of our potential growth businesses (i.materialise and Rapid Fit) are part of our Materialise Manufacturing segment. Both businesses are currently in a pre-profitability investment phase, which adversely impacts overall profit for the segment. Revenue from our Materialise Manufacturing segment excluding i.materialise and RapidFit (which we sometimes refer to as our “additive manufacturing solutions” business) increased from €24.4 million in the year ended December 31, 2013 to €28.1 million in the year ended December 31, 2014, representing an increase of €3.7 million, or 15.2%. Our additive manufacturing solutions business sold, in the year ended December 31, 2013 as well as in the same period in 2014, a wide variety of products (most of which are uniquely customized), based on a wide variety of materials and produced by means of multiple 3D printing technologies. In the year ended December 31, 2014, our additive manufacturing solutions business experienced stronger growth in its manufacturing of end parts than in its prototyping activities, with 26.1% and 12.9% growth, respectively.

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

Our Materialise Software segment’s EBITDA increased from €5.1 million in the year ended December 31, 2013, to €6.6 million in the year ended December 31, 2014, an increase of €1.4 million, or 28.1%. As a result of a 39.0% increase in sales and marketing and research and development expenses, this segment’s EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) decreased from 38.3% for the year ended December 31, 2013 to 36.4% in the year ended December 31, 2014.

Our Materialise Medical segment’s EBITDA decreased from €5.0 million in the year ended December 31, 2013 to €2.9 million in the year ended December 31, 2014. The segment’s EBITDA margin decreased from 17.8% in the year ended December 31, 2013 to 9.7% in the year ended December 31, 2014, which was mainly the result of an 18.0% increase in sales and marketing and research and development expenses.

Our Materialise Manufacturing segment’s EBITDA increased from €1.0 million in the year ended December 31, 2013 to €1.1 million in the year ended December 31, 2014. The EBITDA of our “additive manufacturing solutions” business (which excludes i.materialise and RapidFit) increased from €3.5 million in the year ended December 31, 2013 to € 4.0 million in the year ended December 31, 2014, resulting in relatively stable EBITDA margins of 14.5% in the year ended December 31, 2013 and 14.4% in the year ended December 31, 2014. This increase in EBITDA was the result of an increased capacity in 2014 as compared to 2013.

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

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013
	(in thousands of €)
Net cash flow from operating activities	2,353	4,839	8,881
Net cash flow from/(used in) investing activities	(2,794)	(31,245)	(3,300)
Net cash flow from/(used in) financing activities	(1,788)	62,057	729

Net increase of cash and cash equivalents	(2,229)	35,651	6,310

Comparison of Year Ended December 31, 2015 and 2014

Net cash flow from operating activities was €2.4 million in the year ended December 31, 2015 compared to €4.8 million in the year ended December 31, 2014, a decrease of €2.4 million, or 50.0%. The decrease in cash flow from operating activities was primarily the result of a lower EBITDA (- €2.0 million).

Net cash flow used in investing activities was €2.8 million in the year ended December 31, 2015 compared to €31.2 million in the year ended December 31, 2014, a decrease of €28.4 million, or 91.0%. The decrease in cash flow used in investing activities was primarily the lower level of acquisitions during 2015 compared to 2014. During 2015, we acquired Cenat BVBA, (€ 1.6 million) compared to e-prototypy and OrthoView Holdings Limited in 2014 (€10.4 million). In addition, during 2015, our investments in held-to-maturity investments (€10.0 million) were repaid in full.

Net cash flow used in financing activities was €1.8 million in the year ended December 31, 2015 compared to net cash flow from financing activities of €62.1 million in the year ended December 31, 2014, a decrease of €63.9 million, or 102.9%. The decrease in cash flow used in financing activities was primarily related to the receipt of the net proceeds from our initial public offering in 2014 (€64.2 million) and our not conducting comparable capital increases in 2015.

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

Investments in Property, Plant and Equipment and Intangible Assets

The table below describes our investments in property, plant and equipment and intangible assets for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(in thousands of €)
Purchase of property, plant and equipment	12,836	12,228	3,028
Purchase of intangible assets	1,521	923	532

Total	14,357	13,151	3,560

Indebtedness

As of December 31, 2015, we had long-term loans and borrowings in the total amount of €21.1 million, with fixed interest rates varying from 0% to 5.40%. These loans include secured bank loans used to finance the construction of office and production facilities and loans and finance leases with Ailanthus NV, a related party.

The following table sets forth our principal indebtedness as of the dates indicated:

			Outstanding as of December 31,
	Interest Rate	Maturity	2015	2014	2013
€5,000,000 bank loan	4.61%	June 2027	4,125	4,390	4,642
€2,466,000 bank loan	1.36%	October 2020	2,392	—	—
€2,000,000 bank loan	4.43%	November 2020	808	952	1,089
€1,750,000 bank loan	5.40%	December 2022	1,019	1,138	1,251
€1,600,000 investment loan	1.52%	November 2022	1,600	—	—
€1,000,000 convertible bond loan	3.70%	October 2020	1,000	1,011	908
€1,000,000 straight loan	1.79%	February 2015	—	1,000	1,000
€899,500 investment loan	1.12%	December 2022	900	—	—
€609,000 bank loan	1.96%	March 2019	405	529	—
€500,000 bank loan	1.78%	December 2018	305	404	500
€462,886 bank loan	5.11%	December 2019	271	345	—
€400,000 loan with related party	4.23%	October 2025	290	313	336
Interest-free loans(1)	—	October 2016;	856	1,652	2,123
	—	March 2020
Obligations under finance lease with related party	—	2015-2017	—	1,087	1,092
Obligations under finance leases (third parties)	—	2016-2020	5,823	3,127	1,758
Short term credit agreements	1.21%	June 2014	—	—	369
Short term credit agreements	1.09%	December 2014	—	—	740
Short term credit agreements	0.90%	June 2015	—	325	—
Straight loans	—	—	25	—	250
Other loans	—	—	1,270	1,074	258

Total loans and borrowings			21,089	17,347	16,316

Current			4,482	5,499	4,640
Non-Current			16,607	11,848	11,676

(1)	Consists of loans that mature in October 2016 and March 2020.

€5.0 million secured bank loan

This bank loan has been used to finance the construction of a portion of a portion of our office and production building in Leuven . The loan term commenced on December 23, 2011 and was completely drawn at €5,000,000 as of June 30, 2012. The loan matures on June 30, 2027. The loan bears a fixed interest rate of 4.61% with monthly fixed installments as from July 1, 2012. This bank loan is secured with a mortgage on the building.

€2.5 million bank loan

This bank loan has been used to finance our Polish operations. The loan term commenced on October 22, 2015 and is repaid in 60 fixed monthly payments. The loan bears a fixed interest rate of 1.36%.

€2.0 million secured bank loan

This bank loan has been used to finance the construction of a portion of our office and production building in Leuven. The loan term commenced on December 1, 2005 with a maturity of 15 years. The loan bears a fixed interest rate of 4.43% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

€1.8 million secured bank loan

This bank loan has been used to finance the construction of an office in the Czech Republic. The loan term commenced on November 1, 2008 with a maturity of 14 years. The loan bears a fixed interest rate of 5.40% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

€1.6 million investment loan

This loan was contracted to finance the operations of Materialise USA and has a term of seven years. The loan bears a fixed interest rate at 1.52% and payments are due each trimester.

€1.0 million convertible bond loan

We issued on October 28, 2013 1,000 convertible bonds to a related party for a total amount of €1.0 million. The bonds have been fully subscribed by a member of our senior management and his spouse. The bonds have a maturity of seven years, bear an annual interest rate of 3.7% and are convertible after December 31, 2016 until maturity, into ordinary shares at a conversion price of €1.97 per share. Upon initial recognition, an amount of €0.1 million was recognized in consolidated reserves, reflecting the fair value of the conversion option. For additional information, see “Description of Share Capital—Share Capital.”

€1.0 million straight loan

This bank loan was contracted to finance the operations of RapidFit NV. The loan bears a fixed interest rate of 1.79% with fixed installments.

€0.9 million investment loan

This loan was contracted to finance our Polish operations and has a term of seven years. The loan bears a fixed interest rate of 1.12% and payments are due monthly.

€0.6 million bank loan

This bank loan was contracted in order to finance the acquisition of machines. The loan bears a fixed interest rate of 1.96% with fixed installments.

€0.5 million secured bank loan

This bank loan has been used to finance the purchase of a 3D printing machine. The loan term commenced on December 1, 2013 with a term of five years. The loan bears a fixed interest rate of 1.78% with monthly fixed installments and is secured by the 3D printing machine.

Interest-free loans

We have several interest-free loans with a total outstanding nominal amount of €0.9 million. The interest-free loans have been initially measured at fair value, which is the present value of the future installments with a discount rate of 3.04%. The maturities of the loans are in October 2016 and March 2020 and have either monthly or quarterly installments. The carrying values at December 31, 2015, 2014 and 2013 were €0.9 million, €1.7 million and €2.1 million, respectively. The difference between the carrying value and the nominal value was recognized as financial income over the loan period. The loans have been granted by either government organizations or business partners.

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

Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2015, 2014 and 2013 were €50.7 million, €51.0 million and €12.6 million, respectively. Our unused lines of credit as of December 31, 2015, 2014 and 2013 were €4.4 million, €4.3 million and €4.0 million, respectively, and primarily consisted of straight loans.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from Ukraine are subject to obtaining a specific permit. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2015, 2014 and 2013, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

C.	Research and Development, Patents and Licenses

For the years ended December 31, 2015, 2014 and 2013, our research and development expenses were €18.2 million, €15.1 million and €10.6 million, respectively, and were 17.8%, 18.6% and 15.4% of our revenue, respectively. For more information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

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

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2015:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of €)
Loans and borrowings	14,739	2,464	5,756	3,613	2,906
Financial lease commitments	6,375	1,769	4,345	261	—
Scheduled interest payments(1)	1,983	458	888	313	324
Operating lease commitments	2,538	908	1,074	541	15
Purchase obligations	288	122	139	27	—

Total	25,923	5,721	12,202	4,755	3,245

(1)	Scheduled interest payments comprises the interest payable on loans and borrowings and financial lease commitments. No interest is payable on the other contractual obligations in the above table.

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Information” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information with respect to the current members of our board of directors and senior management:

Name	Age	Position
Directors:
Wilfried Vancraen	54	Founder, Director & Chief Executive Officer
Peter Leys	51	Executive Chairman
A Tre C CVOA, represented by Johan De Lille	53	Director
Marcel Demeulenaere	84	Director
Hilde Ingelaere	53	Director & Executive Vice President
Pol Ingelaere	80	Director
Jürgen Ingels	44	Director
Jos Vander Sloten	53	Director
Godelieve Verplancke	39	Director

Senior Management:
Wilfried Vancraen	54	Founder, Director & Chief Executive Officer
Peter Leys	51	Executive Chairman
Hilde Ingelaere	53	Director & Executive Vice President
Johan Pauwels	48	Executive Vice President
Wim Michiels	46	Executive Vice President
Bart Van der Schueren	48	Executive Vice President
Alfinco BVBA, represented by Johan Albrecht	52	Chief Financial Officer

Each of our current directors was appointed at the 2015 annual general meeting of shareholders. Three of our previous directors, Guy Weyns, Ailanthus NV, represented by Hilde Ingelaere, and Sniper Investments NV, represented by Bart Luyten resigned at the 2015 annual general meeting of shareholders. The term of the directorship of each member of our board of directors will expire at the 2016 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium. Our board of directors has determined that three members of our board of directors, Jürgen Ingels, Godelieve Verplancke and A Tre C CVOA, represented by Johan De Lille are independent under Belgian law and the NASDAQ Stock Market listing requirements.

The following is a brief summary of the business experience of the current members of our board of directors:

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

Johan De Lille. Johan De Lille has represented A Tre C CVOA as one of our directors since July 2006, and A Tre C CVOA has been an independent director of Materialise since 2006. Mr. De Lille started his professional career as an auditor at Arthur Andersen LLP in 1988. In 1994, he became Vice President & Group Controller of Ackermans & van Haaren NV, a Belgian public holding company. In 1999, he became Chief Financial Officer of Easdaq/Nasdaq Europe and took on the role of Chief Financial Officer of Option NV, a Belgian public technology company, in 2001. Mr. De Lille joined Delhaize Group, a Belgian public company, as Vice President & Controller in September 2002, and later became Chief Internal Auditor of the Delhaize Group in August 2006, and Chief Financial Officer of Delhaize Belgium in January 2009. Since 2013, Mr. De Lille has acted as Chief Financial & Information Officer of BMT Group, an industrial family owned holding company active in high-precision machining. Mr. De Lille serves as an independent director on the board of directors of Boma NV, a Belgian private company specializing in cleaning products. In 1988, Mr. De Lille was the award winner for the best final paper of the Department of Economics from KULeuven. In 2010, he received the CFO Magazine Award for the Best Finance Team of the year for Working Capital in Belgium. Mr. De Lille holds a Masters degree in Economics, with a major in Econometrics and Mathematical Economics, from KULeuven.

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

Hilde Ingelaere. Hilde Ingelaere has served as one of our directors since December 1997 (first as representative of Ailanthus NV and in her individual capacity since June 2015) and has been our Executive Vice President since January 2011. Since joining our company in 1990, Ms. Ingelaere has managed several staff departments, including the human resources, finance and legal departments. Ms. Ingelaere currently serves as Executive Vice President of our Materialise Medical segment. Prior to joining our company, from 1989 to 1992, Ms. Ingelaere was a business analyst with Plant Genetic Systems. From 1986 to 1989, Ms. Ingelaere was at Bristol Myers Squib where she focused on cardiovascular clinical research. Ms. Ingelaere holds a Masters in Bioengineering from KULeuven, where she focused on Biotechnology, and a Masters in Business Administration from KULeuven.

Pol Ingelaere. Pol Ingelaere has served as one of our directors since 2011. Mr. Ingelaere has been involved for many years in education and the sciences, teaching physics, chemistry and biology to final grade college students in Belgium. In 1981 Mr. Ingelaere was appointed as an inspector for all science teachers in West Flanders, Belgium. Mr. Ingelaere has been an active member of a number of educational commissions. Mr. Ingelaere holds a Masters degree in Biology from the University of Ghent and an International Certificate in Human Ecology from the Free University of Brussels.

Jürgen Ingels. Jürgen Ingels has served as one of our independent directors since November 2013. Mr. Ingels is Founder and Managing Partner of SmartFin Capital, a growth stage private equity fund that was set up in December 2014. In October 2014, Mr. Ingels sold Clear2Pay NV/S.A., a global innovative payments software technology company he founded in 2001, to FIS Global. The clients of Clear2Pay include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The U.S. Federal Reserve, Royal Bank of Scotland, The People’s Bank of China (PBOC). In 2011, Mr. Ingels co-founded NGdata, Inc., a global big data technology company. Mr. Ingels started his career in private equity in 1997 at Dexia NV/S.A., where his role was focused on investing in technology companies. Mr. Ingels currently serves as a director on the board of directors for UnifiedPost NV, D square NV, Guardsquare NV, Projective NV, Itineris NV and Glue NV. Mr. Ingels holds a Masters degree in Business Administration and a Masters degree in Political and Social Sciences from the University of Antwerp.

Jos Vander Sloten. Jos Vander Sloten has served as one of our directors since January 2007. Mr. Vander Sloten is a full professor at the Faculty of Engineering Science, KULeuven and chaired the Division of Biomechanics for two terms from 2006 to 2014. He now chairs the Leuven Medical Technology Centre (L-MTC), which he founded in 2008. Mr. Vander Sloten teaches engineering mechanics, problem solving and engineering design, computer integrated surgery systems, and medical device design including regulatory affairs. From 2006 to 2012, he served as program director of the Master in Biomedical Engineering at KULeuven. His research interests are computer applications in musculoskeletal biomechanics and computer integrated surgery, on which he authored more than 160 journal papers. Mr. Vander Sloten is a Founding Fellow of the European Alliance for Medical and Biological Engineering and Science, where he previously served as president in 2006, president-elect in 2005 and secretary-general from 2003 to 2004. In 2015, he was elected as a member of the International Academy for Medical and Biological Engineering. Mr. Vander Sloten holds a Masters degree in Mechanical Engineering and a PhD in Mechanical Engineering – Biomedical Engineering from KULeuven.

Godelieve Verplancke. Godelieve Verplancke has served as one of our independent directors since June 2015. Ms. Verplancke began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary, until 2012. Ms. Verplancke has also served as a board member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, the Euronext fund, Quest for Growth and the Stichting tegen Kanker. She is also the founder and managing director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD – KULeuven), Ms. Verplancke holds a postgraduate degree in Economics and a Master in Business Administration from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

The following is a brief summary of the business experience of our senior management:

Johan Pauwels. Johan Pauwels has served as an Executive Vice President of our company since January 2011 and has been with our company since our founding. In 1990, Mr. Pauwels completed his Master’s thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Mr. Pauwels stayed on with our company, focusing on software development to support our 3D printing services. Throughout his career with our company, Mr. Pauwels has held several positions, including Software Sales Manager and Director of Sales, and is currently an Executive Vice President responsible for our Materialise Software segment, our global sales organization and our sales offices around the world. Mr. Pauwels holds a Masters degree in Electro-Mechanical Engineering from KULeuven.

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

Bart Van der Schueren. Bart Van der Schueren has served as an Executive Vice President of our company since January 2011. Prior to joining Materialise, Mr. Van der Schueren was at KULeuven as a liaison engineer for the newly founded Materialise and established the basic research activities for the company while also founding the research activities in 3D printing at the KULeuven. Mr. Van der Schueren then went on to obtain a PhD in selective laser metal sintering. In 1995, Mr. Van der Schueren officially joined Materialise and ran the service bureau. Over the years, his dedication and expertise has grown the service bureau from a regional player to one of the most prominent additive manufacturing facilities in Europe. In 2011, Mr. Van der Schueren became an Executive Vice President of our company, responsible for the Materialise Manufacturing segment and focusing on production and engineering services. Mr. Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Masters degree in Mechanical Engineering from KULeuven.

Johan Albrecht. Johan Albrecht has represented Alfinco BVBA as our Chief Financial Officer since August 2015. Mr. Albrecht joined Materialise from BARC NV, a global central laboratory that supports the pharmaceutical and biotech industry in the development of new drugs, where he served as Chief Financial Officer between 1989 and 2015, with responsibility for its worldwide financial and business reporting and control systems. Mr. Albrecht was also a member of BARC NV’s executive committee and a director in its subsidiaries in Belgium, the United States, China, Australia, Singapore and South Africa. After Cerba European Lab, a network of 200 laboratories, acquired BARC NV in 2007, Mr. Albrecht also joined Cerba European Lab’s executive committee in 2011. Prior to joining BARC NV, Mr. Albrecht served in various financial capacities with Pizzaland Benelux (United Biscuits), Applied Data Research and Minit International. Mr. Albrecht holds a postgraduate degree in corporate finance from KULeuven and a Bachelor of Science in Business Administration from HU Brussels University.

Family Relationships

Wilfried Vancraen and Hilde Ingelaere are spouses. Pol Ingelaere is the father of Hilde Ingelaere. No other family relationship exists between any members of our board of directors or senior management.

B.	Compensation

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2015, only the directorships of Mr. Vancraen, Mr. Leys, Ms. Ingelaere, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Weyns and of Ms. Verplancke were remunerated. See “—Compensation of Senior Management”

for more information about the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere. During the year ended December 31, 2015, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Weyns and Ms. Verplancke each received annual remuneration equal to €10,000. In addition, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Weyns and Ms. Verplancke each received a remuneration of €1,250 per physical board meeting that he or she attends and €625 for each board meeting that is held via conference call (lasting more than one hour) and that he or she attends.

In addition, the Chairman of the Audit Committee and the Chairman of the Remuneration and Nomination Committee received annual remuneration of €7,500 and €2,500 respectively. Each independent member (including the Chairman) of the Audit Committee or the Remuneration and Nomination Committee received a remuneration of €1,250 for each physical committee meeting that he or she attends, and €625 for each committee meeting that is held via conference call (lasting more than one hour) and that he or she attends. The Remuneration and Nomination Committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, our board of directors sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the board of directors committees and the rules for reimbursement of directors’ business-related out-of-pocket expenses.

Compensation of Senior Management

We have entered into employment or consultancy agreements with each member of our senior management. The terms of these agreements are substantially similar, other than our agreements with Mr. Vancraen, Mr. Leys, Ms. Ingelaere and Alfinco BVBA, represented by Mr. Albrecht, the term and termination, confidentiality, non-competition and non-solicitation provisions of which are described separately below. These agreements generally provide for an annual base salary. In addition to the fixed remuneration components, under the terms of these agreements, members of our senior management are entitled to certain additional benefits (including mobile phone and director and officer liability insurance) and reimbursement of necessary and reasonable expenses. These employment or consultancy agreements with members of our senior management provide for payments and benefits (including upon termination of employment) that we believe are in line with customary market practice for similar companies who are operating in our industry.

We entered into a Management Services Agreement with each of Mr. Vancraen, our Chief Executive Officer, Mr. Leys, our Executive Chairman, Ms. Ingelaere, our Executive Vice President, and Johan Albrecht as representative of Alfinco BVBA, our Chief Financial Officer, on January 1, 2014, October 24, 2013, January 1, 2014, and 3 July 2015 respectively. We have agreed, pursuant to Mr. Leys’ Management Services Agreement, to appoint Mr. Leys as a director and chairman of our board of directors for a term of six years. Each Management Services Agreement has an indefinite term. Each Management Services Agreement may be terminated by us or the applicable individual with 12 months’ prior written notice (except for the Management Services Agreement with Johan Albrecht, where the notice period is six months) at any time or by us within 15 days of an uncured breach of the agreement. Under the Management Services Agreements, each of Mr. Vancraen, Mr. Leys, Ms. Ingelaere, Alfinco BVBA and Johan Albrecht are subject to (i) certain confidentiality obligations that will survive the termination of their respective agreements, (ii) certain non-compete provisions during the term of their respective Management Services Agreements and, at our option, for 12 months after the termination of the agreement in exchange for 100% of his or her compensation for that period if the agreement is terminated in the absence of grave fault on our part or for his or her grave fault and (iii) non-solicitation provisions during the term of the Management Services Agreement and for a period of 18 months after the termination of the agreement.

In 2015, our senior management received in the aggregate total gross compensation of €1.2 million which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere. In July 2015, we granted to certain members of our current senior management an aggregate of 18,180 warrants, exercisable for 18,180 ordinary shares at €8.81 per share, pursuant to the 2014 Warrant Plan. For more information regarding the 2014 Warrant Plan, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

Audit Committee

The Audit Committee consists of three members: Johan De Lille (Chairman), Godelieve Verplancke and Jürgen Ingels. Our board of directors has determined that Messrs. De Lille and Ingels and Ms. Verplancke are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that each of Messrs. De Lille and Ingels and Ms. Verplancke qualifies as an “audit committee financial expert” as defined under the Exchange Act. Ms. Verplancke was appointed as a member of the Audit Committee as of June, 25 2015 and replaced Hilde Ingelaere, who was previously a member of our audit committee in reliance on NASDAQ Stock Market’s and the Exchange Act’s transition rules for issuers listing in connection with an initial public offering, which permit a non-independent director to serve on the audit committee for up to 12 months following the initial public offering.

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

Remuneration and Nomination Committee

Our Remuneration and Nomination Committee consists of three members: Wilfried Vancraen, Jos Vander Sloten and Johan De Lille. Mr. Vander Sloten has been appointed by our board of directors to the Remuneration and Nomination Committee as of June 2, 2015 following the resignation of Guy Weyns. Our board of directors has determined that Mr. De Lille is independent under the applicable rules of the NASDAQ Stock Market.

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

The table below sets out information about the number of FTEs and fully dedicated consultants, which consultants included individual professionals who are registered as private entrepreneurs in Ukraine and who work exclusively with our company.

	December 31,
	2015	2014	2013
Total	1,304	1,244	958
Core competencies:
3D printing	207	180	135
Software development	309	315	227
Engineering	165	158	150
Segments:
Materialise Software	118	100	70
Materialise Medical	257	233	168
Materialise Manufacturing	112	131	107
Additional staff	136	127	101

We currently do not have a work council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

E.	Share Ownership

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of December 31, 2015, for each member of our board of directors and senior management:

	Ordinary Shares Beneficially Owned as of December 31, 2015
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,095,964	69.9
Peter Leys(4)	—	—
A Tre C CVOA, represented by Johan De Lille(5)	—	—
Marcel Demeulenaere	—	—
Pol Ingelaere(6)	63,654	*
Jürgen Ingels(7)	83,000	—
Jos Vander Sloten	12,000	*
Godelieve Verplancke	—	—
Hilde Ingelaere(3)	33,095,964	69.9
Johan Pauwels(8)	188,188	*
Wim Michiels(9)	52,600	*
Bart Van der Schueren(10)	226,052	*
Johan Albrecht(11)	1,284	—

*	Less than 1%
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	Consists of (i) 5,329,664 ordinary shares held by Mr. Vancraen, (ii) 276,000 ordinary shares held by Ms. Ingelaere, (iii) 40,000 ADSs held by Mr. Vancraen, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares. Does not include (i) 1,500 warrants issued and granted to Mr. Vancraen or 1,500 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares and 6,000 ordinary shares, respectively, at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023, or (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.
(4)	Does not include (i) 72,774 warrants issued and granted to Mr. Leys under the 2013 Warrant Plan, which warrants are exercisable for 291,096 ordinary shares at €1.97 per share, vest 25% on a yearly basis beginning in October 2017 and expire in 2023, or (ii) 1000 convertible bonds which have been issued to and subscribed by Mr. Leys and Ms. Kindt and which can be converted into an aggregate of 508,904 ordinary shares at a conversion price of €1.97 per share beginning in 1 January 2017 and which in 2020.
(5)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(6)	Consists of (i) 62,904 ordinary shares held by Mr. Ingelaere and Mr. Ingelaere’s spouse Anne Verfaillie, and (ii) 750 ADSs held by Mr. Ingelaere and Ms. Verfaillie.
(7)	Consists of (i) 50,000 ordinary shares held by Jinvest BVBA, which is owned and controlled by Mr. Ingels, and (ii) 33,000 ADSs held by Jinvest BVBA. The address for Jinvest BVBA is Clemenceauxstraat 177A, 2860 Sint-Katelijne-Waver, Belgium.
(8)	Consists of ordinary shares held jointly with Mr. Pauwels’ spouse Kristine Van Muylder. Mr. Pauwels and Ms. Van Muylder may be deemed to share voting power and investment power over these shares. Does not include (i) 1,500 warrants issued and granted to Mr. Pauwels under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023, or (ii) 18,180 warrants issued and granted to Mr. Pauwels under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.

(9)	Consists of (i) 32,00 ordinary shares held by Mr. Michiels, (ii) 20,000 ADSs held by Mr. Michiels, and (iii) 600 ADSs held by Mr. Michiels’ spouse Ellen Dhoore. Mr. Michiels and Ms. Dhoore may be deemed to share voting power and investment power over these shares. Does not include (i) 1,200 warrants issued and granted to Mr. Michiels under the 2013 Warrant Plan, which warrants are exercisable for 4,800 ordinary shares at €2.14 per share, vest on a yearly basis beginning in October 2013 and expire in 2023, or (ii) 18,180 warrants issued and granted to Mr. Michiels under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.
(10)	Does not include (i) 1,500 warrants issued and granted to Mr. Van der Schueren under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023, or (ii) 18,180 warrants issued and granted to Mr. Van der Schueren under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.
(11)	Consists of 1,284 ADSs held by Mr. Albrecht. Does not include 18,180 warrants issued and granted to Mr. Albrecht under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of December 31, 2015, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially Owned as of December 31, 2015
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,095,964	69.9
Hilde Ingelaere(3)	33,095,964	69.9
Ailanthus NV(4)	13,428,688	28.4

(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	Consists of (i) 5,329,664 ordinary shares held by Wilfried Vancraen, (ii) 276,000 ordinary shares held by Hilde Ingelaere, (iii) 40,000 ADSs held by Mr. Vancraen, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares. Does not include (i) 1,500 warrants issued and granted to Mr. Vancraen or 1,500 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares and 6,000 ordinary shares, respectively, at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023, or (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.
(4)	Ailanthus NV is owned and controlled by Hilde Ingelaere, a member of our board of directors and one of our Executive Vice Presidents, and by Wilfried Vancraen, a member of our board of directors and our Chief Executive Officer. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares.

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

As of December 31, 2015, there were 37 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of December 31, 2015, 71.8% of our outstanding ordinary shares were held in Belgium by 34 holders of record. As of December 31, 2015, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 28.2% of our outstanding ordinary shares were held in the United States by two holders of record, one of which was the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 13,325,406 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 28.2% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2015, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and “—A. Major Shareholders,” and the transactions we describe below.

Ailanthus NV

Ailanthus NV, a shareholder and director that is owned and controlled by Mr. Vancraen and Ms. Ingelaere, has provided several loans and financial leases to us for the purchase of machinery and a portion of our office and production buildings.

We have two finance lease obligations with Ailanthus NV for our land and buildings in Leuven. In April 1998, we signed a finance lease agreement with Ailanthus NV to lease land and a portion of our office and production building. The lease had a term of 15 years and included a purchase option for the land and the building. The finance lease expired on March 31, 2013 and the purchase option was exercised, and after administrative delays, ownership was transferred on February 18, 2015. In October 2001, we entered into a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease has a term of 15 years and includes a purchase option for the land and the building. This finance lease will expire on September 20, 2016. For additional information, see Note 13 to our audited consolidated financial statements.

Ailanthus NV has granted us several other loans at fixed interest rates between 4.23% and 5.23% with maturities between 2013 and 2025. The purpose of the loans is to finance the purchase of machines and a building in France. For additional information, see Note 13 to our audited consolidated financial statements.

We rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2015 was €0.17 million.

Convertible Bonds Issuance

On October 28, 2013 we issued to Mr. Leys and his spouse 1,000 convertible bonds at an issuance price of €1,000 per bond. The bonds have a maturity of seven years, bear an annual interest rate of 3.7% and can be converted into ordinary shares at a conversion price of €1.97 per share.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Information

See “Item 3.A. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal or Arbitration Proceedings

From time to time, we may be subject to various claims or legal or arbitration proceedings that arise in the ordinary course of our business. We are currently involved in a legal proceeding with Dentsply Implants NV regarding the alleged wrongful termination of a supply agreement we entered into with Dentsply Implants NV in 2010. The court of first instance ruled in favor of Dentsply Implants NV that we have wrongfully terminated the relationship. We have appealed this decision before the court has pronounced itself on the monetary damages. The amount of damages which Dentsply Implants NV is claiming is €2.7 million. While we are confident about the chances that the first instance decision will be overruled, we believe that, in the event that the first instance decision would be confirmed, the amount of monetary damages that we would be exposed to, will not have a material impact in our business, financial conditions or result of operations. We are currently not a party to, and we are not aware of any threat of, any other legal or arbitration proceedings, which, in the opinion of our management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations.

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

The following table sets forth the reported high and low closing sale prices of the ADSs on the NASDAQ Global Select Market for the periods indicated:

	Per ADS (in $)
	High	Low
Annual:
June 25, 2014 (date of listing) to December 31, 2014	14.46	8.02
Year ended December 31, 2015	9.95	6.49
Quarterly:
June 25, 2014 (date of listing) to June 30, 2014	11.92	11.50
Three months ended September 30, 2014	14.46	10.25
Three months ended December 31, 2014	11.23	8.02
Three months ended March 31, 2015	9.95	6.70
Three months ended June 30, 2015	9.25	6.49
Three months ended September 30, 2015	9.91	7.22
Three months ended December 31, 2015	8.87	7.06
Three months ended March 31, 2016	8.38	5.38
Monthly:
October 2015	8.87	7.35
November 2015	8.74	7.33
December 2015	7.93	7.06
January 2016	7.06	5.95
February 2016	6.20	5.93
March 2016	8.38	7.23
April 2016 (through April 27, 2016)	7.54	7.06

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs have been listed on the NASDAQ Global Select Market under the symbol “MTLS” since June 25, 2014.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information called for by this item has been reported previously in our registration statement on Form F-1 (Registration No. 333-194982) under the heading “Description of Share Capital,” which is incorporated herein by reference, and is supplemented by the following additional information related to changes in our share capital:

The share capital of Materialise NV was increased following the exercise of warrants previously issued under our 2007 Warrant Plan on November 27, 2014, with €73,696 (including issuance premium) against the issuance of 75,200 new ordinary shares, and on November 20, 2015 with €96,040 (including issuance premium) against the issuance of 98,000 new ordinary shares. The 2007 Warrant Plan 2007 is now terminated. There are no outstanding warrants issued under this plan.

On March 5, 2015, the board of directors increased the share capital of Materialise NV by €578,917 (including issuance premium) against the issuance of 80,180 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014.

On December 18, 2015, the board of directors adopted a new warrant plan, our 2015 Warrant Plan, and issued 1,400,000 warrants, which warrants are exercisable for 1,400,000 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014. As of December 31, 2015, none of the warrants are granted.

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

Dividend Withholding Tax

As a general rule, a withholding tax of 27% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Company Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in certain circumstances may be subject to a withholding tax of 27%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal capital will be subject to a 27% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

In addition, capital gains realized by such individual Holders on the disposal of ADSs may be subject to Belgian income tax at a rate of 33% if the ADSs are acquired as from January 1, 2016 and disposed of within a period of six months as from their acquisition, subject to certain exceptions.

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

Estate and Gift Tax

There is no Belgian estate tax on the transfer of ADSs upon the death of a Belgian non-resident.

Donations of ADSs made in Belgium may or may not be subject to gift tax in Belgium depending on the modalities under which the donation is carried out.

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

Proposed Financial Transactions Tax

The European Commission has published a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or collectively, the Participating Member States.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in ADSs in certain circumstances. Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in ADSs where at least one party is a financial institution, and at least one party is established in a Participating Member State.

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

We do not expect to be a Passive Foreign Investment Company, or a PFIC, and the discussion under “—Distributions by Us” and “—Proceeds from the Sale, Exchange or Retirement of the ADSs” below assumes we will not be a PFIC. See “—Passive Foreign Investment Company” discussion below.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for the tax year ended December 31, 2015, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2016, or for the foreseeable future. However, the application of the relevant rules to our businesses is not entirely clear and certain aspects of the relevant tests will be outside our control; therefore, no assurance can be given that we will not be a PFIC for any taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Leuven (Belgium), where they are available to the public. A copy of our amended and restated articles of association is also be publicly available as an exhibit to our registration statement on Form F-1 (registration No. 333-194982). In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public.

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

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be highly inflationary. In the years ended December 31, 2015, 2014 and 2013, 32%, 27% and 25% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

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

Pursuant to the terms of the deposit agreement, you, as an ADS holder, will be required to pay the following fees to the depositary:

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

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

                Our Registration Statement on Form F-1 (Registration No. 333-194982), relating to our underwritten initial public offering of ADSs, each representing one ordinary share with no nominal value per share, was declared effective by the SEC on June 24, 2014. On June 30, 2014, we consummated our initial public offering and sold 8,000,000 ADSs at a public offering price of $12.00 per ADS for an aggregate offering price of $96.0 million. We received net proceeds from our initial public offering of approximately $88.3 million, after deducting the underwriting discount of approximately $6.7 million and offering expenses of approximately $2.4 million, and reimbursement by the underwriters of certain offering expenses. On July 7, 2014, certain selling shareholders that participated in our initial public offering sold 1,200,000 ADSs at a public offering price of $12.00 per ADS pursuant to the underwriters’ exercise in full of their over-allotment option for an aggregate offering price of $14.4 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. Piper Jaffray & Co. and Credit Suisse Securities (USA) LLC acted as joint book-running managers for the offering.

During the year ended December 31, 2015, €10.3 million of the net proceeds from our initial public offering were used for:

•	the acquisition of Cenat BVBA, and the purchase of the remaining interest in Mobelife NV;

•	purchase of land in Belgium and Poland;

•	unfinanced capital expenditures;

•	financing activities; and

•	general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2015 that our disclosure controls and procedures were not effective at the reasonable assurance level due to a material weakness in our internal control over financial reporting, which is described below under “Management’s Annual Report on Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the updated framework in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013. Management has concluded that our internal control over financial reporting was not effective as of December 31, 2015.

Although many individual policies, procedures and controls are in place and appropriate financial systems have been, and are being, implemented to establish an effective internal control environment, and management believes significant progress has been made in our developing a strong internal control environment since December 31, 2014, the material weakness identified by our management in our internal control over financial reporting related to the current lack of an overall, formalized framework and common policies, procedures and controls for financial consolidation and reporting.

Notwithstanding the identified material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2015, management believes that the audited consolidated financial statements contained in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS. Additionally, this material weakness did not result in any restatements of our audited consolidated financial statements and disclosures for any prior period previously reported by us.

As an emerging growth company, we have taken, and are taking, actions to remediate the material weakness in our internal control over financial reporting. Key elements of the remediation effort made and being made, include, but are not limited to, the following initiatives:

•	Establishing an overall, formalized framework and adopting and implementing common policies, procedures and controls for financial consolidation and reporting, including defining user-access rights to our financial systems, formalizing approval, review and reporting protocols, enhancing our information systems and lines of communication, and formalizing effective information technology policies and procedures; and

•	Communicating roles and responsibilities to all personnel involved with or having an impact on the financial reporting function, providing the necessary training to personnel and building internal control knowledge.

We believe that the measures described above will remediate the material weakness identified above and further strengthen our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine that additional measures are necessary to address any future control deficiencies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm because the JOBS Act provides an exemption from such requirement as we qualify as an emerging growth company.

Changes in Internal Control over Financial Reporting

With the oversight of senior management and our audit committee, and prior to the issuance of the December 31, 2015 financial statements, we have put into place a comprehensive plan to remediate the underlying causes of the identified material weakness, which is described above under “Management’s Annual Report on Internal Control Over Financial Reporting.”

In addition, during the year ended December 31, 2015, we implemented the following measures related to the design and operating effectiveness of internal controls related to our financial reporting process, our IFRS reconciliation, our consolidation process and management’s review of our consolidated financial results:

(i) Enhanced our global accounting and reporting process (including our consolidation of financial information) by redesigning and strengthening the operating effectiveness of internal controls over reconciliations of and adjustments to accounting standards. This included a detailed review of our existing processes by in house finance staff with extensive IFRS knowledge (hired in fourth quarter of 2014 and in the course of 2015), improvements to the design of our internal controls (including a review of previous adjustments to local accounting standards), updating documentation related to our business process flows, internal testing of operating effectiveness of our controls and remediation activities, as necessary;

(ii) Invested in a state-of-the-art reporting and consolidation system with the goal of simplifying reporting, recording and documentation of adjustments from local accounting standards to IFRS; and

(iii) Added financial personnel with adequate knowledge and experience in IFRS. We redesigned our reporting structure and responsibilities to enhance the review of financial information for both internal financial analysis and external financial reporting.

Other than as discussed above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Johan De Lille, Jürgen Ingels and Godelieve Verplancke are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act and are independent under Rule 10A-3 under the Exchange Act.

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

BDO Bedrijfsrevisoren Burg. CVBA was engaged as our independent registered public accounting firm in 2015 and 2014 in connection with our preparation for our initial public offering. Grant Thornton Bedrijfsrevisoren cvba is our statutory auditor for Belgian company and tax law purposes, and was our statutory auditor in 2015 and 2014. The following table sets forth by category of service the total fees for services provided by BDO Bedrijfsrevisoren Burg. CVBA and Grant Thornton Bedrijfsrevisoren CVBA during the fiscal years ended December 31, 2015 and 2014.

	2015	2014
	(In thousands of €)
Audit Fees	273	322
Audit-Related Fees	15	76
Tax Fees	—	—
All Other Fees	—	—

Total	288	398

Audit Fees

Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated financial statements and internal controls, the issuance of comfort letters and interim reviews of our quarterly financial information.

Audit-Related Fees

Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions. No audit-related fees were paid to BDO Bedrijfsrevisoren Burg. CVBA for the fiscal year ended December 31, 2015.

Tax Fees

No tax fees were paid to BDO Bedrijfsrevisoren Burg. CVBA for the fiscal years ended December 31, 2015 and 2014.

All Other Fees

No other fees were paid to BDO Bedrijfsrevisoren Burg. CVBA for the fiscal years ended December 31, 2015 and 2014.

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

All audit related fees for the fiscal years ended December 31, 2015 and 2014 were pre-approved under the pre-approval policies of the Audit Committee.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

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

•	Quorum at Shareholder Meetings. NASDAQ Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33 1/3% of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters.

•	Independent Director Majority on Board/Meetings. NASDAQ Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have any independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least seven and no more than 11 directors, of which at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

•	Director Nominations/Remuneration and Nomination Committee Composition. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may form committees from among its members. See “Item 16. Directors, Senior Management and Employees—C. Board of Directors Practices —Board of Directors Practices.” Our board of directors has set up and appointed a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee is currently comprised of three directors, one of whom is independent. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.

•	Shareholder Approval of Equity Compensation Plans. NASDAQ Stock Market Listing Rule 5635(c) requires shareholder approval prior to the issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants. On December 18, 2015, our board of directors adopted a stock option plan, the 2015 Warrant Plan. Warrants under the 2015 Warrant Plan may be offered upon decision by our board of directors (or its proxy holder(s)) to employees, consultants and directors of our company and our subsidiaries. In lieu of the NASDAQ Stock Market Listing Rule 5635(c), we followed Belgian law regarding the issuance of shares or securities in connection with the remuneration of the directors and/or the employees of a Belgian company.

Under Belgian company law, a Belgian company may issue shares or grant rights to acquire shares pursuant to a resolution of the general meeting of shareholders or, within certain limits, pursuant to a resolution of the board of directors if so authorized by the shareholders’ meeting (the so-called authorized capital). By resolution of our extraordinary shareholders’ meeting of April 23, 2014, which entered into force on June 30, 2014, our shareholders authorized our board of directors, for a period of five years from August 18, 2014, to increase our share capital, in one or more transactions (including through the issuance of warrants), up to a maximum amount of €2,714,634.83 (of which €2,710,008.33 remained available prior to the issuance of the warrants under the 2015 Warrant Plan). On December 18, 2015, our board of directors decided, in connection with the adoption of the 2015 Warrant Plan, to increase the share capital with a maximum amount of €80,738 (excluding any issue premium), subject to the exercise of the warrants issued under the 2015 Warrant Plan.

Pursuant to Belgian company law and the authorization granted by the shareholders’ meeting of April 23, 2014, our board of directors is also authorized to issue shares or grant rights to acquire shares in the framework of incentive plans, such as warrant plans or other plans, for the benefit of directors, consultants and members of personnel of our company and of our subsidiaries. As an exception to the foregoing, Belgian company law provides that warrants that are mainly reserved to one or more determined persons other than members of personnel cannot be issued by the board of directors under the authorized capital, but requires specific approval by the shareholders’ meeting. However, given that the warrants under the 2015 Warrant Plan will not be mainly reserved to one or more determined persons other than members of personnel, these warrants do not fall within this exception and our board of directors was therefore authorized to issue such warrants without seeking any additional shareholder approval.

The 2015 Warrant Plan provides the terms and conditions governing the procedures for the granting of the warrants to employees, consultants and directors of our Company and of our subsidiaries. These terms and conditions include, among others, the determination of the exercise price and the vesting period. The granting of the warrants, and the determination of the applicable terms and conditions, is entrusted to our board of directors or to one or more proxy holders designated by our board of directors.

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

4.1	2007 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	2013 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.3	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.4	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.5	2015 Warrant Plan (English translation)

4.6	Lease, dated December 18, 1998, between Ailanthus NV and Materialise NV (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.7	Lease, dated September 30, 2002, between Ailanthus NV and Materialise NV (English translation) (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

8.1	Subsidiaries of Materialise NV

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of BDO Bedrijfsrevisoren Burg. CVBA, independent registered public accounting firm

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 28, 2016

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Materialise NV

Leuven, Belgium

We have audited the accompanying consolidated statements of financial position of Materialise NV as of December 31, 2015, December 31, 2014 and December 31, 2013 and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Materialise NV at December 31, 2015, December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Zaventem, Belgium

April 28, 2016

BDO Bedrijfsrevisoren Burg. CVBA

Represented by

Bert Kegels

/s/ Bert Kegels

F2

Consolidated income statements

		For the year ended 31 December,
(in thousands euros, except per share data)	Notes	2015	2014	2013
Revenue	20.1	102,035	81,355	68,722
Cost of sales	20.2	(42,963)	(32,396)	(27,189)

Gross profit		59,072	48,959	41,533

Research and development expenses	20.3	(18,186)	(15,093)	(10,596)
Sales and marketing expenses	20.4	(36,832)	(27,543)	(22,360)
General and administrative expenses	20.5	(15,045)	(11,645)	(8,649)
Net other operating income / (expenses)	20.6	7,102	5,652	4,492

Operating (loss) profit		(3,889)	330	4,420

Financial expenses	20.8	(2,470)	(1,150)	(1,260)
Financial income	20.9	3,511	3,160	273
Share in loss of joint venture	8	(401)	(81)	—

(Loss) profit before taxes		(3,249)	2,259	3,433

Income taxes	20.10	389	(387)	(21)

Net (loss) profit		(2,860)	1,872	3,412

Net (loss) profit attributable to:
The owners of the parent		(2,807)	2,061	3,509
Non-controlling interest		(53)	(189)	(97)

Earnings per share attributable to ordinary owners of the parent
Basic	21	€(0.06)	€0.05	€0.09
Diluted	21	€(0.06)	€0.05	€0.09

The accompanying notes form an integral part of these consolidated financial statements.

F3

Consolidated statements of comprehensive income

		For the year ended 31 December,
(in thousands euros)	Notes	2015	2014	2013
Net (loss) profit for the year		(2,860)	1,872	3,412

Other comprehensive income (loss)

Exchange differences on translation of foreign operations *		624	126	(31)

Other comprehensive income (loss), net of taxes		624	126	(31)

Total comprehensive (loss) income for the year, net of taxes		(2,236)	1,998	3,381

Total comprehensive (loss) income attributable to:
The owners of the parent		(2,183)	2,187	3,478
Non-controlling interest		(53)	(189)	(97)

*	May be reclassified subsequently to profit & loss

The accompanying notes form an integral part of these consolidated financial statements.

F4

Consolidated statements of financial position

		31 December,
(in thousands euros)	Notes	2015	2014	2013
Assets

Non-current assets
Goodwill	5	9,664	7,714	1,612
Intangible assets	6	9,657	7,727	1,439
Property, plant & equipment	7	38,400	30,212	20,617
Investments in joint ventures	8	1,018	419	—
Deferred tax assets	20.10	1,092	232	406
Other financial assets		356	328	253

Total non-current assets		60,187	46,632	24,327

Current assets
Inventories	9	5,387	3,660	3,328
Trade receivables	10	22,843	18,370	12,382
Held to maturity investments	11	—	10,000	—
Other current assets		4,993	3,540	3,053
Cash and cash equivalents	11	50,726	51,019	12,598

Total current assets		83,949	86,589	31,361

Total assets		144,136	133,221	55,688

The accompanying notes form an integral part of these consolidated financial statements.

F5

		31 December,
(in thousand euros)	Notes	2015	2014	2013
Equity and liabilities
Equity
Share capital	12	2,729	2,788	2,235
Share premium	12	78,098	76,650	12,321
Consolidated reserves	12	1,407	5,764	3,198
Other comprehensive income		721	97	(29)

Equity attributable to the owners of the parent		82,955	85,299	17,725
Non-controlling interest	12	—	(132)	10

Total equity		82,955	85,167	17,735

Non-current liabilities
Loans & borrowings	14	16,607	11,848	11,676
Deferred tax liabilities	20.10	2,068	1,329	212
Deferred income	16	92	767	1,634
Other non-current liabilities	15	2,244	969	340

Total non-current liabilities		21,011	14,913	13,862

Current liabilities
Loans & borrowings	14	4,482	5,499	4,640
Trade payables		9,712	7,205	6,794
Tax payables		255	128	43
Deferred income	16	16,509	11,652	6,773
Other current liabilities	17	9,212	8,657	5,841

Total current liabilities		40,170	33,141	24,091

Total equity and liabilities		144,136	133,221	55,688

The accompanying notes form an integral part of these consolidated financial statements.

F6

Consolidated statements of changes in equity

		Attributable to the owners of the parent
					Other
					compre-		Non-
		Share	Share		hensive		controlling
In thousands of euros	Notes	capital	premium	Reserves	income	Total	interest	Total equity
At 1 January, 2015		2,788	76,650	5,764	97	85,299	(132)	85,167

Net profit (loss)		—	—	(2,807)	—	(2,807)	(53)	(2,860)
Other comprehensive income (loss)		—	—	—	624	624	—	624

Total comprehensive income (loss)		—	—	(2,807)	624	(2,183)	(53)	(2,236)

Transfer share capital to share premium - correction	12	(69)	69	—	—	—	—	—
Capital increase in cash	12	5	575	—	—	580	—	580
Capital increase via exercise of warrants	12	5	90	—	—	95	—	95
Acquisition NCI Mobelife	12	—	—	(1,562)	—	(1,562)	185	(1,377)
Equity-settled share-based payment expense	13	—	714	12	—	726	—	726

At 31 December 2015		2,729	78,098	1,407	721	82,955	—	82,955

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

F7

		Attributable to the owners of the parent
					Other
					compre-		Non-
		Share	Share		hensive		controlling
In thousands of euros	Notes	capital	premium	Reserves	income	Total	interest	Total equity
At 1 January, 2014		2,235	12,321	3,198	(29)	17,725	10	17,735

Net profit (loss)		—	—	2,061	—	2,061	(189)	1,872
Other comprehensive income (loss)		—	—	—	126	126	—	126

Total comprehensive income (loss)		—	—	2,061	126	2,187	(189)	1,998

Equity-settled share-based payment expense	13		604	11		615	—	615
Capital increase IPO	12	480	70,004	—		70,484		70,484
IPO transaction costs	12		(6,279)	—		(6,279)		(6,279)
Capital increase Rapidfit+	12			750		750		750
Written put option on NCI	12			(273)		(273)		(273)
Payment uncalled capital Mobelife	12			(7)		(7)	40	33
Capital increase Mobelife through exercise of warrants	13			24		24	7	31
Captial increase through exercises of warrants	13	73				73		73
						—		—

At 31 December 2014		2,788	76,650	5,764	97	85,299	(132)	85,167

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

F8

		Attributable to the owners of the parent
In thousands of euros	Notes	Share capital	Share premium	Reserves	Other compre- hensive income	Total	Non- controlling interest	Total equity
At 1 January, 2013		2.226	12.162	(1.091)	2	13.299	38	13.337

Net profit (loss)				3.509		3.509	(97)	3.412
Other comprehensive income (loss)		—	—	—	(31)	(31)	—	(31)

Total comprehensive income (loss)				3.509	(31)	3.478	(97)	3.381

Equity-settled share-based payment expense	13	—	23	8	—	31	—	31
Capital increase through exercise of warrants	12	9	136	—	—	145	—	145
Capital increase in Rapidfit+ (NCI)	12	—	—	736	—	736	264	1.000
Convertible debt (equity portion)	12	—	—	93	—	93	—	93
Written put option on NCI	12	—	—	(64)	—	(64)	(264)	(328)
Payment uncalled capital Mobelife (NCI)	12	—	—	—	—	—	66	66
Capital increase Mobelife through exercise of warrants	13	—	—	7	—	7	3	10

At 31 December, 2013		2.235	12.321	3.198	(29)	17.725	10	17.735

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

F9

Consolidated cash flow statements

		For the year ended December 31,
(in thousand euros)		2015	2014	2013
Operating activities

Net (loss) profit for the period		(2,860)	1,872	3,412

Non-cash and operational adjustments
Depreciation of property, plant & equipment	7	5,122	3,498	2,776
Amortization of intangible assets	6	1,585	1,067	414
Impairment of goodwill	5	104	—	—
Share-based payment expense	13	769	675	31
Loss (gain) on disposal of property, plant & equipment	7	(62)	23	80
Government grants		—	(8)	(11)
Movement in provisions		(116)	—	—
Movement reserve for bad debt	10	254	361	(4)
Financial income	20.9	(413)	(260)	(156)
Financial expense	20.8	901	1,031	820
Impact of foreign currencies	20.9	(1,530)	(2,781)	323
Share in loss of a joint venture (equity method)	8	401	81	—
Deferred tax expense (income)	20.10	(761)	73	(7)
Income taxes	20.10	373	314	28
Other		—	23	49

Working capital adjustments

Increase in trade receivables and other receivables		(6,645)	(5,749)	(2,528)
Decrease (Increase) in inventories		(1,671)	(311)	159
Increase in trade payables and other payables		7,148	5,177	3,495
		2,599	5,086	8,881

Income tax paid		(246)	(247)	—

Net cash flow from operating activities		2,353	4,839	8,881

The accompanying notes form an integral part of these consolidated financial statements.

F10

		For the year ended December 31,
(in thousand euros)		2015	2014	2013
Investing activities

Purchase of property, plant & equipment	7	(8,907)	(9,581)	(2,415)
Purchase of intangible assets	6	(1,641)	(923)	(533)

Proceeds from the sale of property, plant & equipment, net	7	338	103	—
Acquisition of subsidiary	4	(1,619)	(10,364)	(365)
Investments in joint-ventures	8	(1,000)	(500)	—
Investments in held to maturity investments	11	10,000	(10,000)	—
Interest received		35	20	13

Net cash flow used in investing activities		(2,794)	(31,245)	(3,300)

Financing activities

Proceeds from loans & borrowings and convertible debt	14	5,672	3,299	3,804
Repayment of loans & borrowings	14	(4,711)	(3,914)	(3,129)
Repayment of finance leases	14	(1,546)	(1,403)	(489)
Proceeds from the exercise of warrants	13	95	73	155
Capital increase in subsidiary by non-controlling interest		—	781	1,000
Purchase of non-controlling interest	12.	(1,377)	—	—
Contribution unpaid capital non-controlling interest	12	—	35	66
Capital increase in parent company	12.	580	70,484	—
Direct attributable expense capital increase	12.	—	(6,279)	—
Interest paid		(589)	(606)	(467)
Other financial income / (expense)		88	(413)	(211)

Net cash flow from financing activities		(1,788)	62,057	729

Net increase of cash and cash equivalents		(2,229)	35,651	6,310
Cash and cash equivalents at beginning of period		51,019	12,598	6,417
Exchange rate differences on cash & cash equivalents		1,936	2,770	(129)

Cash & cash equivalents at end of period	11	50,726	51,019	12,598

The accompanying notes form an integral part of these consolidated financial statements.

F11

Notes to the consolidated financial statements

1	Corporate information

Materialise NV is a limited liability company with its registered office at Technologielaan 15, 3001 Leuven, Belgium. The consolidated financial statements comprise Materialise NV (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group”). See Note 26 for a list of subsidiaries of the Company.

The Group is a leading provider of additive manufacturing (AM) software and of sophisticated 3D printing services. The products and services of the Group are organized in the three segments: medical, software and manufacturing. The Group sells its products in Europe, Americas and Asia.

The consolidated financial statements of the Group for the year ended 31 December 2015 were approved and authorized for issue on 28 April 2016 in accordance with a resolution of the Parent’s Board of Directors.

2	Basis of preparation

The consolidated financial statements of the Group for the 3-years ended 31 December 2015 were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”) and with International Financial Reporting Standards (IFRS) as adopted by the European Union (“EU-IFRS”).

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

New standards, interpretations and amendments adopted by the Group

The Group has adopted the following new and revised standards and interpretations issued by the IASB and IFRIC that are relevant to its operations and effective for accounting periods beginning on 1 January 2015.

•	IFRIC 21 ‘Levies’, effective for annual periods beginning on or after 17 June 2014. IFRIC 21 sets out the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain.

F12

•	‘Annual improvements (2010-2012 cycle)’ with minor amendments to eight standards, effective for annual periods beginning on or after 1 July 2014. The amendments relate to IFRS 2 ‘Definition of vesting condition’, IFRS 3 ‘Accounting for contingent consideration in a business combination’, IFRS 8 ‘Aggregation of operating segments’, ‘IFRS 8 ‘Reconciliation of the total of the reportable segments’ assets to the entity’s assets’, IFRS 13 ‘Short-term receivables and payables’, IAS 7 ‘Interest paid that is capitalized’, IAS 16/IAS 38 ‘Revaluation method—proportionate restatement of accumulated depreciation’ and IAS 24 ‘Key management personnel’.

•	‘Annual improvements (2011-2013 cycle)’ in response to four issues addressed during the 2011-2013 cycle, effective for annual periods beginning on or after 1 July 2014. The amendments include IFRS 1 ‘Meaning of effective IFRSs’, IFRS 3 ‘Scope exceptions for joint ventures’, IFRS 13 ‘Scope of paragraph 52 (portfolio exception)’ and IAS 40 ‘Clarifying the interrelationship of IFRS 3 Business Combinations and IAS 40 Investment Property when classifying property as investment property or owner-occupied property’.

•	Amendment to IAS 19 ‘Defined benefit plans’, effective for annual periods beginning on or after 1 July 2014. The amendment seeks clarification for the accounting of employee contributions set out in the formal terms of a defined benefit plan.

The application of the above new standards and interpretations did not have a significant impact on the financial position and the results of the Group.

3	Summary of significant accounting policies

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

F13

The proportion allocated to the parent and non-controlling interests in preparing the consolidated financial statements is determined based solely on present ownership interests.

The following changes to the consolidation scope occurred in 2015:

•	Acquisition of non-controlling interest Mobelife NV: acquisition of all non-controlling interest of 22.3% as of 5 March 2015 (previously the Group owned only 77.7%);

•	Consolidation as from 26 February 2015 of the new subsidiary Aldema BVBA (Mat Metal);

•	Consolidation as from 10 March 2015 of the newly acquired entity Cenat BVBA;

•	Consolidation as from 11 June 2015 of the newly acquired entity Elbimmo NV which was accounted for as an acquisition of an asset as the entity did not meet the definition of a business;

•	RapidFit Holdings, Inc. incorporated on 27 March 2015.

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

F14

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

Acquisition of non-controlling interests are accounted for as an equity transaction.

Investments in joint ventures

The Group carries investment in a joint venture (RS Print NV). The Group’s investments in its joint venture is accounted for using the equity method. Under the equity method, the investment in the joint venture was initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

The income statement reflects the Group’s share of the results of operations of the joint venture. Any change in other comprehensive income of the joint venture is presented as part of the Group’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of the change in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

F15

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

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes borrowing costs directly attributable to construction projects if the asset necessarily takes a substantial period of time to get ready for its intended use, it is probable that they will result in future economic benefits to the group and the cost can be measured reliably. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

•	Buildings:	20-30 years
•	Furniture, Plant & Equipment	3-15 years
•	Property leased Assets -	20-30 years or lease term if shorter
•	Leased machines	5-10 years or lease term if shorter

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

F16

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

F17

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

The useful life of the intangible assets is as follows:

•	Software:	3 years;
•	Patents and licenses:	5 years;
•	Acquired customers:	5-10 years;
•	Technology:	6-10 years.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the fifth year.

F18

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

Inventories

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

The Group has held-to-maturity investments only during 2014. Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity.

Financial assets that are classified as loans and receivables and held-to-maturity are initially measured at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method (EIR). Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part

F19

of the EIR. The EIR amortization is included under financial income in the consolidated income statement. The losses arising from impairment are recognized in the consolidated income statement under other operating expenses or financial expenses.

Financial assets measured at fair value

The Group does not currently have financial assets classified as financial assets at fair value through profit or loss except for a call option on non-controlling interests in Rapidfit+ as disclosed in Note 12.

Impairment of financial assets

The group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is recognized in the income statement.

Financial liabilities

The Group has financial liabilities measured at amortized cost which include loans and borrowings, trade payables and other payables and financial liabilities resulting from written put options on non-controlling interests. The Group currently does not have financial liabilities held for trading.

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

Written put options on non-controlling interest

The Group recognizes a financial liability for the written put options on non-controlling interest. The written put options have a variable redemption price based on a formula as specified in the contract (see Note 12).

F20

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

The Group had founder shares issued until 28 November 2013. Founder shares are not accounted for as compensation when they are issued between shareholders and in the capacity as shareholders. We refer to Note 12.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

F21

Pensions benefits

The Group has a defined contribution obligation where the Group pays contributions based on salaries to an insurance company, in accordance with the laws and agreements in each country.

The Belgian defined contribution pension plans are by law subject to minimum guaranteed rates of return, currently 3.25% on employer contributions and 3.75% on employee contributions. These rate have been modified by the law of 18 December 2015 and effective for contribution paid as from 2016 to a new variable minimum return based on the Belgian government bonds, with a minimum of 1.75% and a maximum of 3.75%.

In theory these plans qualify as defined benefit plans. However, when taken into account the historical discussions on how to account for these specific type of plans where the contributions paid are subject to a minimum guaranteed return at the level of IFRIC, the Company believes the application of the projected unit credit method to these plans is troublesome and will not provide a faithful representation of the liability with respect to these promises.

The Group has adopted a retrospective approach whereby the net liability recognized in the statement of financial position is based on the sum of the positive differences, determined by individual plan participant, between the minimum guaranteed reserves and the benefits accrued at the closing datebased on the actual rates of return.

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

F22

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

F23

3D printed products

The Group recognizes revenue on the sale of goods to the customer or distributor upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms).

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

F24

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

F25

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

F26

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

Revenue, expenses and assets are recognized net of the amount of VAT, except:

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

A number of new standards, amendments to standards, and interpretations are not effective for 2015, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments and subsequent amendments

On 24 July 2014 the IASB published the complete version of IFRS 9, Financial instruments, which replaces most of the guidance in IAS 39. This includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also contains a new impairment model which will result in earlier recognition of losses. No changes were

F27

introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 also includes a new hedging guidance. It will be effective for annual periods beginning on or after 1 January 2018, subject to endorsement by the European Union.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 specifies how and when a company will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five step model to be applied to all contracts with customers as follows:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 was issued in May 2014 and replaces IAS 11–Construction Contracts, IAS 18–Revenue, IFRIC 13–Customer Loyalty Programmes, IFRIC 15–Agreements for the Construction of Real Estate, IFRIC 18–Transfers of Assets from Customers and SIC 31–Revenue–Barter Transactions involving Advertising Services. The IASB has voted to publish an Exposure Draft proposing a one-year deferral of the effective date of the revenue Standard to 1 January 2018. The reason for deferring the effective date is that the IASB is planning to issue an Exposure Draft with proposed clarifications to the Standard, stemming from the joint Transition Resource Group (TRG) meetings, as well as the desire to keep the effective date of the IASB’s and the FASB’s revenue Standards aligned. Earlier adoption is permitted. IFRS 15 is subject to endorsement by the European Union.

IFRS 16, Leases

On January 13, 2016, the IASB issued IFRS 16, Leases, which provides lease accounting guidance. Under the new guidance, lessees will be required to present right-of-use assets and lease liabilities on the statement of financial position. At the lease commencement date, a lessee is required to recognize a lease liability, which is the lessee’s discounted obligation to make lease payments arising from a lease, as well as a right of use asset, representing the lessee’s right to use, or control the use of, a specified asset for the lease term. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, subject to endorsement by the European Union.

Earlier application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the initial application of IFRS 16.

The Directors are currently reviewing the impact of the above-mentioned Standards and Interpretations and are yet to conclude on whether any such standards will have a significant impact on the financial statements of the Group in the year of initial application.

F28

The other standards, interpretations and amendments issued by the IASB (of which some still subject to endorsement by the European Union), but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements.

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

F29

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

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted and measured the cost of cash-settled transactions by reference to the fair value of the equity instrument at the date of reporting. The Group has applied the Black-Scholes valuation model to estimate fair value. Using this model requires management to make assumptions with regards to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 13 and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of the Group and of a number of quoted peers in the 3D printing industry;

•	Estimated life of the warrant is estimated to be until the first exercise period which is typically the month after their vesting;

F30

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

As at 31 December 2015, the Group had K€12,231 (2014: K€10,293; 2013: K€6,545) of tax losses carry forward and other tax credits such as investment tax credits and notional interest deduction, of which K€2,009 related to Materialise NV (2014: K€3,634; 2013: K€3,634). These losses relate to the parent and subsidiaries that have a history of losses, do not expire, except for the notional interest deduction of K€402 in 2015 (2014: K€338; 2013: K€337) and may not be used to offset taxable income elsewhere in the Group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized, except for K€95 in 2013, given that it in view of the Belgian Patent Income Deduction there is an uncertainly to which extent these tax losses will be used in future years. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Currently the Company is preparing a detailed analysis of its tax situation and tax planning. Once this analysis has been finalized, the Company will on which basis reassess the need for a valuation allowance on the deferred tax assets.

With respect to the unused tax losses and credits of the other entities, deferred tax assets have been recognized for K€906 only (2014: K€287; 2013: K€26). The Group has not recognized deferred tax assets on unused tax losses totaling K€9,660 in 2015 (2014: K€9,226 ; 2013: K€6,424) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, net profit would have increased by K€3,283 in 2015, of which K€944 relates to net operating losses generated in 2015. Further details on taxes are disclosed in Note 20.10.

Impairment of goodwill, intangible assets and property, plant & equipment

The Group has goodwill for a total amount of K€9,664 (2014: K€7,714; 2013: K€1,612) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the

F31

expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in Note 5.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the recoverable amount for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. Impairment charges for a total amount of K€104 have been recorded during 2015 (2014: K€ 216; 2013: K€ nil).

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

While the Group is using its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets the Group has acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;

•	the fair value of the plant and equipment

•	the fair value of the deferred revenue; and

•	discount rates

4	Business Combinations

Acquisitions in 2015

Aldema

The Group signed a sale and purchase agreement on 26 February 2015 to acquire all of the shares and voting interests of Aldema BVBA, an entity incorporated in Belgium, for a total purchase consideration in cash of K€76. Aldema BVBA had developed expertise in metal 3D printing and is integrated in the Materialise Manufacturing segment.

The acquisition meets the definition of a business.

F32

The fair values of the identifiable assets and liabilities at the date of acquisition were:

in thousands of euro	Fair value at acquisition date
Assets
PP&E	306
Inventory	17
Trade receivables	22

345

Liabilities
Financial debts	(295)
Trade payables	(34)
Other liabilities	(117)

(446)

Total identified assets and liabilities	(101)

Goodwill	177

Acquisition price paid in cash	76

Cash flow from business combination
Cash & cash equivalents acquired	—
Acquisition price	(76)

Total cash flow	(76)

The carrying value of the acquired assets and liabilities equals its fair value. As such, the amount of excess paid is fully accounted for as goodwill.

The contribution of the acquired business to the revenue and net loss was respectively K€ 4 and K€ (105) as of 31 December 2015. The revenue and the net loss of the acquired business as if it would have been acquired at 1 January 2015 is not materially different.

The goodwill recognized is primarily attributable to the expected synergies and the accelerated go-to-market time for the products developed with the acquired technology. The goodwill is not deductible for income tax purposes.

F33

The total amount of the acquisition related costs were not material.

Cenat

The Group signed a sale and purchase agreement on 10 March 2015 to acquire all of the shares and voting interests of Cenat BVBA for a consideration in cash of K€ 1,547 and a contingent consideration related to certain targets set over the coming years between K€ 0 and K€ 2.250. The fair value of this contingent consideration is estimated at K€ 1,310.

This Belgian-based company was primarily acquired for its technology in the field of embedded computing software and solutions for additive manufacturing control systems.

The acquisition meets the definition of a business.

The fair values of the identifiable assets and liabilities at the date of acquisition were:

in thousands of €	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Assets
Technology	3	1,671	1,674
PP&E	34	—	34
Inventory	39	—	39
Trade receivables	2	—	2
Other current assets	32	—	32
Cash	4	—	4

	114	1,671	1,785

Liabilities
Financial debts	(8)	—	(8)
Deferred tax liabilities	—	(568)	(568)
Trade payables	(22)	—	(22)
Other liabilities	(39)	—	(39)

	(69)	(568)	(637)

Total identified assets and liabilities	45	1,103	1,148

Goodwill			1,709

Acquisition price			2,857

Cash flow from business combination
Cash & cash equivalents acquired			4
Consideration paid in cash			(1,547)

Total cash flow			(1,543)

F34

The fair value of the technology amounts to K€ 1,674. The deferred tax liabilities comprise the tax effect of the fair value adjustment for the technology platform. The fair value of the contingent consideration payable was valued at K€ 1,310 and relates to the achievement of certain financial targets related to revenue and production costs as a percentage of revenue set for the next years up to 2019. The contingent consideration is payable in the years 2017, 2018 and 2019.

The contribution of the acquired business to the revenue and net loss was respectively K€ 0 and K€ (500) as of 31 December 2015. The revenue and the net loss of the acquired business as if it would have been acquired at 1 January 2015 is not materially different.

The goodwill recognized is primarily attributable to the expected synergies and the accelerated go-to-market time for the products developed with the acquired technology. The goodwill is not deductible for income tax purposes.

The total amount of the acquisition related costs were not material.

Acquisitions in 2014

E-prototypy

The Group signed a sale and purchase agreement on 23 January 2014 to acquire all of the shares and voting interests of e-prototypy, an entity incorporated in Poland, for a total purchase consideration in cash of K€1,260. The entity e-prototypy is a provider of rapid prototypes and 3D printing in Poland since 2008 and is integrated in the industrial production segment.

The acquisition meets the definition of a business.

The fair values of the identifiable assets and liabilities at the date of acquisition were:

in thousands of euro	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Assets
Customer relationships	—	93	93
Favorable contract	—	87	87
Other intangible assets	4	—	4
Property, plant & equipment	756	—	756
Other assets	229	—	229

	989	180	1,169

Liabilities
Deferred tax liabilities	—	(34)	(34)
Other liabilities	(695)	—	(695)

	(695)	(34)	(729)

Total identified assets and liabilities other than goodwill	294	146	440

Goodwill			820

Acquisition price paid in cash			1,260

F35

The cash flow from the business combination is as follows:

Cash & cash equivalents acquired	98
Acquisition price	(1,260)

Total cash flow	(1,162)

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

F36

The fair values of the identifiable assets and liabilities at the date of acquisition were:

in thousands of euros	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Assets
Technology	—	1,278	1,278
Customer relations	—	4,688	4,688
Other intangible assets	1	—	1
Property, plant & equipment	11	—	11
Cash and cash equivalents	1,522	—	1,522
Other assets	909	—	909

	2,443	5,966	8,409

Liabilities
Deferred tax liability	226	(1,325)	(1,099)
Deferred income	(1,754)	346	(1,408)
Accrued charges	(84)	—	(84)
Other liabilities	(154)	—	(154)

	(1,766)	(979)	(2,745)

Total identified assets and liabilities	677	4,987	5,664

Goodwill			5,060

Acquisition price paid in cash			10,724

Cash flow from business combination

Cash & cash equivalents acquired			1,522
Acquisition price			(10,724)

Total cash flow			(9,202)

The accounting for the business combination was finalized during 2015 whereby the fair value of the deferred income has been reduced from K€1,754 to K€1,408 impacting also the fair values of the customer relationships and the technology. The fair value of the customer relationship amounts to K€4,688 and the fair value of the technology amounts to K€1,278. The deferred tax liabilities comprise the tax effect of the fair value adjustment for the customer relationships, technology and deferred income. The purchase price paid at the acquisition date amounted to KGBP 8,472 or K€ 10,724. The fair value of the receivables is K€ 909 which equals the gross contractual amounts receivable.

There are no contingent considerations payable.

The goodwill recognized is primarily attributable to the expected synergies that will be realized by increasing the sales of OrthoView’s products through the Materialise sales organization and by integrating the Group’s 3D technology in the OrthoView’s Orthopedic Pre-Operative Planning Software. The goodwill is not deductible for income tax purposes.

The contribution of the acquired business to the revenue and net profit of the Group for the year ended 31 December 2014 were respectively K€ 937 and K€ 265. The pro forma revenue and the pro forma net profit of the acquired business would have been K€ 3,438 and K€ 797, respectively, if the business would have been acquired on 1 January 2014.

The total amount of the acquisition related costs is K€ 157 which have been recognized in the line “General and administrative expenses”.

F37

5	Goodwill

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	31 December,
in thousands of euros	2015	2014	2013
CGU: MAT NV SAM BE	3,241	1,532	1,532
CGU: e-Prototype	801	820	—
CGU: Rapidfit+ (USA)	—	107	80
CGU: OrthoView	5,445	5,255	—
CGU: MAT NV AMS BE	177	—	—

Total	9,664	7,714	1,612

The changes in the carrying value of the goodwill can be presented as follows for the years 2015, 2014 and 2013:

in thousands of euros	Gross	Impairment	Total
At 1 January 2013	1,532	—	1,532

Additions	80	—	80
Currency translation	—	—	—

At 31 December 2013	1,612	—	1,612

Additions	5,997	—	5,997
Currency translation	105	—	105

At 31 December 2014	7,714	—	7,714

Additions	1,769	—	1,769
Impairment	—	(104)	(104)
Currency translation	285	—	285

At 31 December 2015	9,768	(104)	9,664

The goodwill of Orthoview (UK) and of e-Prototype (PL) include respectively K€303 and K€ (18) impact of currency translations translation.

The goodwill related to the acquired business of CENAT is allocated to the cash generating unit MAT NV SAM BE.

The Group has performed an impairment test based on a discounted cash flow model including cash flows derived from the three year budget plan and residual value as of the fourth year.

The MAT NV 3D Printing software (BE) and Cenat CGU are included in the reportable segment Materialise Software. The Rapidfit+ (USA), e-Prototypy (PL) and Mat Metal CGU are included in the reportable segment “Materialise Manufacturing”. The CGU Orthoview (UK) is included in the reportable segment “Materialise Medical”.

F38

CGU: MAT NV 3D Printing software (BE)

The goodwill allocated to the CGU MAT NV 3D Printing software (BE) relates to the goodwill from the acquisition of CENAT in 2015 and the goodwill previously allocated to the CGU Marcam (DE-3D Printing Software) in 2013. The goodwill has been re-allocated to the CGU MAT NV 3D Printing software (BE) as the previously acquired software and technology have been transferred to and integrated into the existing 3D printing software developed by the SAM business unit in Belgium.

The main assumptions for goodwill impairment testing include a pre-tax discount rate (based on WACC) of 9.52% and a perpetual growth rate of 2%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the recoverable amount of €347.3 million is approximately €329.3 million higher than the carrying value of the cash generating unit. If the year-on-year growth rate of the revenue, gross margin and the operating costs would be zero, the headroom would decrease by approximately €213.0 million. If the discount rate would increase by 1%, the headroom would decrease by approximately €41.9 million. In both sensitivity analyses, the headroom is significantly higher than the carrying value of the cash generating units.

CGU Rapidfit+ (USA)

Our testing revealed that the goodwill of Rapidfit+ (USA) was fully impaired. An impairment loss of K€ 104 has been accounted for as at 31 December, 2015. The CGU Rapidfit+ (USA) is part of the operating segment Manufacturing.

CGU e-prototype

The main assumptions include a pre-tax discount rate (based on WACC) of 13.04% and a perpetual growth rate of 5%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience and significant capex in new 3D printing equipment during 2015 which will positively impact revenue during 2016 and beyond. It was concluded that the recoverable amount of €8.2 million is approximately €6.4 million higher than the carrying value of the cash generating unit. If the revenue, gross margin and operating costs would be 10% lower than projected, the headroom would decrease by approximately €5.3 million. If the discount rate would increase by 1%, the headroom would decrease by approximately €2.5 million. In both sensitivity analyses, the headroom is significantly higher than the carrying value of the cash generating units.

CGU Orthoview

The main assumptions include a pre-tax discount rate (based on WACC) of 12.72% and a perpetual growth rate of 2%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the recoverable amount of €14.3 million is approximately €3.0 million higher than the carrying value of the cash generating unit. If the revenue, gross margin and operating costs would be 10% lower than projected, the headroom would decrease by approximately €1.7 million. If the discount rate would increase by 1%, the headroom would decrease by approximately €1.0 million. In both sensitivity analyses, the headroom is higher than the carrying value of the cash generating units.

F39

6	Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2015, 2014 and 2013:

			Acquired
			customers
	Patents &		and
In thousands euros	licenses	Software	technology	Total
Acquisition value
At 31 December 2012	1,267	945	—	2,212

Additions	402	130	—	532
Acquisition of a subsidiary	—	—	199	199
Disposals	(5)	(355)	—	(360)
Exchange differences	—	(1)	—	(1)
Other	—	11	—	11

At 31 December 2013	1,664	730	199	2,593

Additions	595	244	84	923
Acquisition of a subsidiary	1	1	6,343	6,345
Disposals	(2)	(16)	—	(18)
Currency translation	—	—	81	81
Other	84	8	(63)	29

At 31 December 2014	2,342	967	6,644	9,953

Additions	761	671	89	1,521
Acquisition of a subsidiary	—	3	1,474	1,477
Disposals	—	(6)	—	(6)
Transfer between accounts	89	143	(112)	120
Currency translation	10	1	430	441

At 31 December 2015	3,202	1,779	8,525	13,506

F40

			Acquired
			customers
	Patents &		and
In thousands euros	licenses	Software	technology	Total
Amortization
At 31 December 2012	(447)	(635)	—	(1,082)

Additions	(222)	(181)	(10)	(413)
Disposals	(1)	353	—	352
Other	—	(11)	—	(11)

At 31 December 2013	(670)	(474)	(10)	(1,154)

Additions	(326)	(203)	(538)	(1,067)
Disposals	—	18	—	18
Other	—	(2)	(21)	(23)

At 31 December 2014	(996)	(661)	(569)	(2,226)

Additions	(465)	(269)	(851)	(1,585)
Disposals	—	5	—	5
Transfer between accounts	—	(27)	27	—
Currency translation	(10)	—	(27)	(37)
Other	—	(6)	—	(6)

At 31 December 2015	(1,471)	(958)	(1,420)	(3,849)

Net carrying value
At 31 December 2015	1,731	821	7,105	9,657
At 31 December 2014	1,346	306	6,075	7,727
At 31 December 2013	994	256	189	1,439

Patent & licenses include only the direct attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use only. The other intangibles have been recognized as part of the acquisition of Advanced Machining Ltd, E-Prototypy, OrthoView and Cenat (see Note 4).

At 31 December 2015, the remaining amortization period for the acquired customers is 8.75 years for OrthoView, 3 years for E-Prototypy and 9.25 years for Cenat (2014: 9.75 years for OrthoView and 4 years for E-Prototypy; 2013 – Advanced Machining: 4.75 years).

The total amortization and impairment charge for 2015 is K€ 1,585 (2014: K€ 1,067; 2013: K€413) which is included in lines cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses of the consolidated income statement.

F41

7	Property, plant & equipment

The changes in the carrying value of the property, plant and equipment can be presented as follows for the year 2015 and 2014:

	Land &	Plant &	Leased	Construction
in thousand euros	buildings	equipment	Assets	In progress	Total
Acquisition value
At 31 December 2013	11,778	21,702	4,636	693	38,809

Additions	180	5,577	2,647	3,824	12,228
Acquired from business combinations	—	713	54	—	767
Disposals	—	(536)	—	(95)	(631)
Transfers	1,092	2,539	(217)	(3,421)	(7)
Currency Translation	218	144	(4)	(2)	356
Other	—	—	—	—	—

At 31 December 2014	13,268	30,139	7,116	999	51,522

Additions	4,333	4,693	1,200	2,610	12,836
combinations	5	29	306	—	340
Disposals	—	(680)	(325)	—	(1,005)
Transfers	1,824	(1,106)	645	(1,484)	(121)
Currency Translation	289	320	(9)	(11)	589
Other	—	13	—	—	13

At 31 December 2015	19,719	33,408	8,933	2,114	64,174

Amortization
At 31 December 2013	(1,774)	(14,322)	(2,096)	—	(18,192)

Depreciation charge for the year	(492)	(2,295)	(711)	—	(3,498)
Disposals	—	506	—	—	506
Transfers	(155)	(144)	299	—	—
Currency Translation	(30)	(99)	3	—	(126)
Other	—	—	—	—	—

At 31 December 2014	(2,451)	(16,354)	(2,505)	—	(21,310)

Depreciation charge for the year	(582)	(3,183)	(1,357)	—	(5,122)
Disposals	—	686	44	—	730
Transfers	(1,281)	(12)	1,293	—	—
Currency Translation	(55)	(51)	(1)	—	(107)
Other	—	(13)	48	—	35

At 31 December 2015	(4,369)	(18,927)	(2,478)	—	(25,774)

Net book value
At 31 December 2015	15,350	14,481	6,455	2,114	38,400
At 31 December 2014	10,817	13,785	4,611	999	30,212
At 31 December 2013	10,004	7,380	2,540	693	20,617

F42

The changes in the carrying value of the property, plant and equipment can be presented as follows for the year 2013:

	Land &	Plant &	Leased	Construction
in thousand euros	buildings	equipment	Assets	In progress	Total
		In thousands of €
Acquisition value
At 31 December 2012	11,887	20,305	4,023	540	36,755

Additions	123	1,578	613	714	3,028
Acquired from business combinations	—	163	—	—	163
Disposals	—	(630)	—	(3)	(633)
Transfers	(2)	555	—	(553)	—
Currency Translation	(230)	(268)	—	(4)	(502)
Other	—	(1)	—	(1)	(2)

At 31 December 2013	11,778	21,702	4,636	693	38,809

Amortization
At 31 December 2012	(1,296)	(13,193)	(1,665)	—	(16,154)

Depreciation charge for the year	(526)	(1,819)	(431)		(2,776)
Acquired from business combinations	—	—	—	—	—
Disposals	—	561	—	—	561
Transfers	—	—	—	—	—
Currency Translation	50	127	—	—	177
Other	(2)	2	—	—	—

At 31 December 2013	(1,774)	(14,322)	(2,096)		(18,192)

Net book value
At 31 December 2013	10,004	7,380	2,540	693	20,617

F43

The investments in property, plant & equipment in 2015 amounted to K€12,836 (2014: K€12,228; 2013: K€ 3,028) and mainly related to the acquisition of land in Leuven (K€2,026) and in Poland (K€1,283) and the investment into new machines and installations (acquired and leased – K€ 7,298). The additions of 2014 and 2013 essentially related to the acquisitions of leased and purchased machines.

The Group realized a net gain on disposal of property, plant and equipment of K€73 in 2015 (2014: a loss of K€23; 2013: a loss of K€80).

No impairment of property, plant and equipment was recorded.

Land and buildings

The carrying value of land included in land and buildings at 31 December 2015 included K€0 of assets under construction (2014: K€1,764; 2013: K€1,736).

The assets under construction in 2015, 2014 and 2013 are mainly the construction and upgrade of 3D printing machines that are being built by the Group.

Finance leases

The carrying value of plant and equipment held under finance leases at 31 December 2015 was K€6,455 (2014: K€4,611; 2013: K€2,540). Finance leases are included in the columns leased assets and assets under construction and mainly relate to

•	3D printing machines with a carrying value of K€6,455 at 31 December 2015 (2014: K€4,148; 2013: K€2,008) and for which depreciation of K€1,357 was recorded in 2015 (2014: K€643; 2013: K€363). New finance leases in 2015 amount to K€3,808 (2014: K€2,647; 2013: K€613) and only relate to leased machinery (3D printing machines);

•	One office and production building with a carrying value of K€0 at 31 December 2015 (2014: K€463; 2013: K€532) and for which depreciation of K€0 was recorded in 2015 (2014: K€68; 2013: K€68).

Borrowing costs

No borrowing costs were capitalized during any of the years ended 31 December 2015, 2014 and 2013.

Pledges

Land and buildings with a carrying amount of K€7,479 (2014: K€7,906; 2013: K€7,233) are subject to pledges to secure several of the Group’s bank loans (Note 22).

F44

8	Investments in joint ventures

The Group has one investment in the joint venture RSprint NV (Belgium). The summarized financial information of RSprint NV can be presented as follows:

in thousands euro	2015	2014	2013
Share in the joint venture’s statement of financial position
Current assets	414	173	—
Non-current assets	838	381	—
Goodwill	—	—	—

Current liabilities	(234)	(135)	—
Non-current liabilities	—	—	—

Shareholders’ Equity	1,018	419	—

Share in the associates income and expenses (loss)
Revenue	214	—	—

Profit (loss) *	(401)	(81)	—

* there are no discontinued operations

The movement of the carrying value of the joint venture is as follows:

Carrying value as per 31 December 2013	—

Additional investment	500

Share in loss	(81)

Carrying value as per 31 December 2014	419

Additional investment	1,000

Share in loss	(401)

Carrying value as per 31 December 2015	1,018

F45

9	Inventories

Inventories include the following:

	31 December,
In thousand euros	2015	2014	2013
Raw materials	3,390	2,175	2,293
Work in progress	1,442	1,096	683
Finished goods	555	389	352

Total inventories (at cost or net realizable value)	5,387	3,660	3,328

The amount of the inventory recognized as an expense is K€88 (2014: K€50; 2013: K€370).

10	Trade receivables

The trade receivables include the following:

	31 December,
in thousand euros	2015	2014	2013
Trade receivables	23,348	18,660	13,634
Amortization receivables	(505)	(290)	(1,252)

Total	22,843	18,370	12,382

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As at 31 December 2015, trade receivables of an initial value of K€506 (2014: K€290; 2013: K€1,252) were impaired and fully provided for. See below for changes in the impairment of receivables.

in thousand euros
At 1 January, 2013	(1,256)

Addition	(8)
Reversal	12

At 31 December, 2013	(1,252)

Addition	(473)
Usage	1,162
Reversal	273

At 31 December, 2014	(290)

Addition	(424)
Usage	39
Reversal	170

At 31 December, 2015	(505)

F46

11	Cash and cash equivalents and held to maturity investments

Cash and cash equivalents include the following:

	31 December,
In thousand euros	2015	2014	2013
Cash at bank	41,701	39,921	10,615
Cash equivalents	9,025	11,098	1,983

Total	50,726	51,019	12,598

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

As at 31 December 2014, the Group also owned held to maturity investments for an amount of K€ 10,000. These were investments on term accounts between 6 to 12 months and earned interest at a fixed deposit rate.

There were no restrictions on cash during 2015, 2014 or 2013.

F47

12	Equity

Share capital

The share capital of the parent company Materialise NV consists of 47,325,438 ordinary nominative shares at 31 December 2015 (2014: 47,147,256; 2013: 39,072,056) with no nominal but par value of €0.058 in 2015 (2014: €0.059; 2013: €0.057) for a total amount of K€2,729 at 31 December 2015 (2014: 2,788; 2013 K€2,235).

	Total	Total
	number of	number of	Total share-
	founder	ordinary	holders’	Total share-
In thousand euros, except share data	shares	shares	capital	premium
Outstanding at 1 January, 2013	1,200,000	37,724,024	2,226	12,162

Capital increase by exercise warrants on 21/2/2013	—	56,832	3	52
Capital increase by exercise warrants on 28/11/2013	—	91,200	6	84
Equity settled share-based payment expense	—	—	—	23
Conversion of founder shares in ordinary shares 28/11/2013	(1,200,000)	1,200,000	—	—

Outstanding on 31 December, 2013	—	39,072,056	2,235	12,321

Capital increase IPO 30/06/2014	—	8,000,000	480	70,004
Capitalization costs IPO 30/06/2014	—	—	—	(6,279)
Equity settled share-based payments expense	—	—	—	604
Capital increase by exercise warrants on 31/10/2014	—	75,200	73	—

Outstanding on 31 December 2014	—	47,147,256	2,788	76,650

Transfer share capital to share premium	—	—	(69)	69
Capital increase in cash	—	80,182	5	575
Capital increase via exercise of warrants	—	98,000	5	90
Equity settled share-based payments expense	—	—	—	714

Outstanding at 31 December 2015	—	47,325,438	2,729	78,098

The transfer of the share capital to the share premium relate to the capital increase by exercise of warrants on 31 October 2014 whereby the Group has transferred an amount of K€69 to share premium as registered in the notarial deed of 5 March 2015.

On 5 March 2015, the Group has issued 80,182 new shares at a price of €7.22 per share resulting in an increase of the share capital by K€5 and the share premium by K€575. The creation of the shares was done as part of the deal with the former shareholders of Mobelife.

The shareholders’ capital increased by K€5 in 2015 (2014: K€73 2013: K€9) as a result of the exercise of warrants outstanding and fully vested. The number of new shares issued is 98,000 at a price is €0.98 per share.

On 30 June 2014, the Group has successfully completed and settled its initial public offering on Nasdaq at the initial stock price $12 and the issuance of 8,000,000 new ordinary shares (post stock-split) with a total increase in share capital and share premium of K€70,484 (equivalent of K$96,000). The total expenses directly related to the share capital increase amounted to K€6,279 which were deducted from the share premium.

F48

In addition, the shareholders have approved on 30 June 2014 a stock-split of 1 ordinary share to 4 new ordinary shares and the pre-existing classes of ordinary shares have been eliminated. In this respect, all share amounts and the EPS were adjusted retro-actively to reflect the stock-split.

Until 2013, the ordinary shares were divided in three categories: A, B and C with similar voting and dividend rights. The three categories have been eliminated as part of the initial public offering in June 2014.

The Company also issued previously 300,000 founder shares which do not represent shareholders’ capital but grant the holder voting and dividend rights. The terms & conditions are further discussed in Note 24. The General Meeting of Shareholders held on 28 November 2013 converted the 300,000 founder shares into ordinary A shares resulting in a dilution for the existing shareholders by 3.07%. Those A shares will benefit from all rights allocated to the ordinary shares.

The shareholders of the Group have granted to the Group’s Board of Director’s, by a decision taken on 23 April 2014, the right to increase the share capital by K€2,715 without the consent of the Shareholders for a maximum of 5 years.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€78,098 at 31 December 2015 (2014: K€76,650; 2013: K€12,321). The change in 2015 is the result of (i) the transfer of K€69 from share capital; (ii) the portion of the capital increase in cash of K€575; (iii) the portion of the capital increase due to the exercise of warrants of K€ 90 and (iv) the result of the share-based payment expense of K€714.

The change in 2014 is the result of the share-based payment expense of K€604, the portion of the capital increase resulting from the IPO of K€70,004 and the deduction of the equity transaction costs of K€ (6,279). The change in 2013 is explained by the share-based payment expense of K€23 and the portion of the capital increase through exercise of warrants by K€136.

Reserves

The nature and purpose of the reserves is as follows:

	31 December,
In thousand euros	2015	2014	2013
Legal reserve	226	226	226
Retained earnings	1,181	5,485	2,972

Reserves	1,407	5,764	3,198

F49

The legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2015, 2014 and 2013.

Non-controlling interest

The non-controlling interest is zero at 31 December 2015. The non-controlling interest in 2014 represents 22.31% (2013: 19.48%) of the shares in the subsidiary Mobelife that are held by third parties.

No non-controlling interest is recognized for the 16.67% held by a third party in RapidFit+ as the amount was reclassified to a financial liability.

Mobelife

On 5 March 2015 the Group acquired all non-controlling interests in the subsidiary Mobelife for a total cash consideration of K€1,377. The acquisition was accounted for as an equity transaction resulting in a K€1,562 loss recognized in the reserves attributable to the owners of the parent. The shareholders of Mobelife paid during 2014 uncalled capital for a total amount of K€181 (2013: K€486; 2012: K€215) of which K€33 (2013: K€66; 2012: K€39) by the non-controlling interest. A loss on dilution for the Group has been recognized for an amount of K€ 7 in 2014.

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

The Group has purchased a call option and written a put-option on the non-controlling interest in Rapidfit+. The call option is accounted for in accordance with IAS 39 and has an

F50

exercise price which is calculated according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. Currently the call option is deeply out of the money due to the significant losses of Rapidfit+ and as such the fair value is estimated at zero at 31 December 2015. The call option is exercisable between 2015 and 2019.

The written put option has been recognized as a financial liability and measured at the fair value of the redemption amount and amounts to K€673 at 31 December 2015 (2014: k€639; 2013 K€340). The undiscounted estimated redemption amount totals K€875 at 31 December 2015 (2014: K€875; 2013: K€500). The redemption price has an exercise price according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. The initial recognition resulted in a reclassification of K€264 from non-controlling interest and K€64 from consolidated reserves. The parameter “invested capital” of the contractual formula has been adjusted in December 2014 to reflect the impact of the capital increase and the exercise period has been extended with one year. As a result, the estimated redemption amount of the written put option has increased by K€273 which has been recorded in diminution of the consolidated reserves. The written put option is exercisable between 2017 and 2021.

In addition, Rapidfit+ has issued 10 dilution warrants to the non-controlling interest which are exercisable upon occurrence of certain specified events. The fair value of the dilution warrants is currently zero.

13	Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2015	2014	2013
Outstanding at 1 January	1,579,955	505,064	330,000
Granted	18,180	1,398,540	323,096
Forfeited / Cancelled	(98,283)	(248,449)	—
Exercised	(98,000)	(75,200)	(148,032)

Outstanding at 31 December	1,401,852	1,579,955	505,064

Exercisable at 31 December	—	123,163	16,968

The Group’s share-based payment plans are all equity-settled except for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled.

The number of outstanding warrants has been adjusted to reflect the 1-to-4 stock split decided in June 2014.

Equity-settled share-based payment plans

The Group has several plans in place (warrant plan 2007, warrant plan 2013 and IPO warrant plan) which have similar terms except for the exercise price, except for the new plan decided by the Board Of Directors on 18 December 2015.

F51

Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants have a contractual term of 10 years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a contractual term of 10 years.

2007 and 2013 warrant plan

The Group granted in October 2013 and December 2013 under the 2013 warrant plan 323,096 warrants to senior management, directors and certain employees with an exercise price ranging from €7.86 to €8.54. A total of 166,800 warrants were additionally granted to senior management and directors in January 2014.

The status of the 2007 and 2013 warrant plan at 31 December is as follows:

	2015	2014	2013
Outstanding at 1 January	555,896	505,064	330,000
Granted		166,800	323,096
Forfeited / Cancelled	(18,000)	(40,768)	—
Exercised	(98,000)	(75,200)	(148,032)

Outstanding at 31 December	439,896	555,896	505,064

Exercisable at 31 December	—	123,163	16,968

IPO warrant plan

The Group granted an additional of 18,180 new warrants in July 2015 with an exercise price of €8.81. The Group granted 979,898 warrants in July 2014 in the context of the IPO to the employees of the Group with an exercise price of €8.81 (“IPO plan”). The Group granted an additional 18,180 warrants (2014: 36,151 warrants) to employees in July 2015 under the IPO plan. The status of the IPO plan at 31 December 2015 is as follows:

	2015	2014
Outstanding at 1 January	828,342	—
Granted	18,180	1,016,052
Forfeited / Cancelled	(73,663)	(187,710)
Exercised	—	—

Outstanding at 31 December	772,859	828,342

Exerciseable at 31 December	—	—

Fair value

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

F52

The following table provides the input to the Black-Scholes model for the warrant plan 2007, 2013 and IPO warrant plan:

	IPO 2015	IPO 2014	IPO 2014
	(Jul)	(Nov)	(June)	2013 (Dec)	2013 (Oct)	2007
Return dividend	0%	0%	0%	0%	0%	0%
Expected volatility	47%	50%	46%	50%	48%	56%
Risk-free interest rate	1.17%	1.12%	1.70%	2.56%	2.43%	4.25%
Expected life	5.5	5.5	5.5	5.5	5.5	5.5
Exercise price	€8.81	€8.81	€8.81	€8.54	€7.86	€3.92
Fair value shares	€8.08	€8.67	€8.81	€8.54	€7.86	€3.92
Fair value option	€3.30	€3.94	€3.83	€4.09	€3.68	€2.15

The above input for the Black-Scholes model have been determined based on the following:

•	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception.

•	Expected volatility is estimated based on the average annualized volatility of a number of quoted peers in the 3D printing industry and the volatility of the Group’s stock;

•	Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

•	Estimated life of the warrant is determined to be until the first exercise period which is typically the month after vesting;

•	Fair value of the shares is determined based on the share price of the Group on Nasdaq at the date of valuation. For the grants prior to the IPO, the fair value of the shares was estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number of quoted peers in the 3D printing industry.

The expense arising from share-based payment transactions for the warrants plans mentioned above was K€714 in 2015 (2014: K€604; 2013: K€23).

The weighted average remaining estimated life of the warrants outstanding as of 31 December 2015 is 5.50 years (2014: 4.65 years; 2013: 3.5 years). The weighted average fair value for the warrants outstanding at the end of 2015 was €3.54 (2014: €3.45; 2013: €3.1). The weighted average exercise price for the warrants outstanding at the end of 2015 was €8.81 (2014: €8.46; 2013: €6.5; 2012: €3.92).

The weighted average share price at the date that the 98,000 options were exercised was €7.91.

Warrant plan 2015

The Board of Directors decided on 18 December 2015 on a new plan by which it can grant up to 1,400,000 warrants to employees. Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants vest for 10% on the second anniversary of the granting; 20% on the third anniversary of the granting; 30% on the

F53

fourth anniversary of the granting and 40% on the fifth anniversary of the granting, unless otherwise decided by the board of directors or one or more of its representatives granted powers thereto. Warrants are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the parent Company of the second and fourth quarter, or (ii) if no quarterly results are published, during the month March and the month September of every year. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a term of 10 years.

The Group did not grant any warrants under the 2015 warrant plan as per 31 December 2015.

Cash-settled share-based payment plans

The Group has issued 215,688 stock appreciation rights (“SAR”) in July 2014 towards certain employees in certain countries due to legal requirements with similar terms & conditions as the IPO plan except that the SAR will be settled in cash. The exercise price of the SAR is 8.81€. The status of this plan is as follows:

	2015	2014
Outstanding at 1 January	195,717	—
Granted	—	215,688
Forfeited / Cancelled	(6,620)	(19,971)
Exercised	—	—

Outstanding at 31 December	189,097	195,717

Exercisable at 31 December	—	—

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

	31 December, 2015	31 December, 2014
Return dividend	0%	0%
Expected volatility	47%	48%
Risk-free interest rate	0.98%	0.82%
Expected life	4.25	5.25
Exercise price	€8.81	€8.81
Stock Price	€6.48	€7.84
Fair value SAR	€1.87	€3.13

F54

The expense arising from share-based payment transactions for the SAR’s plan was K€43 in 2015 (2014: K€60). The carrying value of the liability at 31 December 2014 amounts to K€ 101. The total intrinsic value of the liability for warrants currently exercisable was K€0 as at 31 December 2015.

Share-based payment plans of Mobelife

The changes in the year for the Mobelife warrant plan 2012 and 2009 are follows:

	2014	2013
Outstanding at 1 January	404	505
Granted	—	—
Forfeited / Cancelled	—	—
Exercised	(404)	(101)

Outstanding at 31 December	—	404

Exercisable at 31 December	—	—

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

Mobelife warrant plan 2012

The subsidiary Mobelife issued on 17 January 2012 100 warrants to its executive management with an exercise price of €536. Each warrant gives the holder the right to one ordinary share of the subsidiary Mobelife. The warrants have a contractual term of 7 years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants.

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

F55

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

The expense arising from share-based payment transactions for Mobelife warrant plans was K€0 in 2015 (2014: K€2; 2013: K€8).

Share-based payment plans of Rapidfit+

The subsidiary Rapidfit+ has issued a warrant plan on 23 August 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.92. In January 2014, a total of 199 warrants were granted & accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2015	2014	2013
Outstanding at 1 January	199	—	—
Granted	—	199	—
Forfeited / Cancelled	—	—	—
Exercised	—	—	—

Outstanding at 31 December	199	199	—

Exercisable at 31 December	—	—	—

The following table lists the input to the Black-Scholes model for the RapidFit+ warrant plan:

2014
Return dividend	0%
Expected volatility	50%
Risk-free interest rate	2.29%
Expected life	5.5
Exercise price	€553.92
Fair value option	€262.70

F56

The expense arising from share-based payment transactions for Rapidfit+ warrant plan was K€10 in 2015 (2014: K€9; 2013: K€0).

14	Loans and borrowings

The loans and borrowings include the following:

	Interest		Outstanding at 31 December,
In thousand euros	rate	Maturity	2015	2014	2013
€ 5,000,000 bank loan	4.61%	jun/27	4,125	4,390	4,642
€ 2,466,000 bank loan	1.36%	okt/20	2,392	—	—
€ 2,000,000 bank loan	4.43%	nov/20	808	952	1,089
€ 1,750,000 bank loan	5.40%	dec/22	1,019	1,138	1,251
€ 1,600,000 investment loan	1.52%	nov/22	1,600	—	—
€ 1,000,000 convertible bond	3.70%	okt/20	1,000	1,011	908
€ 1,000,000 straight loan	1.79%	feb/15	—	1,000	1,000
€ 899,500 investment loan	1.12%	dec/22	900	—	—
€ 609,000 bank loan	1.96%	mar 19	405	529	—
€ 500,000 bank loan	1.78%	dec/18	305	404	500
€ 462,886 bank loan	5.11%	dec/19	271	345	—
€ 400,000 loan with related party	4.23%	okt/25	290	313	336
Interest free loan agreements	—	Oct 16; mrt/20	856	1,652	2,123
Obligations under finance lease with related party	—	2015-2017	—	1,087	1,092
Obligations under finance leases (third parties)	—	2016-2020	5,823	3,127	1,758
Short term credit agreements	1.21%	jun/14	—	—	369
Short term credit agreements	1.09%	dec/14	—	—	740
Short term credit agreements	0.90%	jun/15	—	325	—
Short term credit agreements	1.08%	jun/16	25	—	—
Straight loans	—	—	—	—	250
Other loans	—	—	1,270	1,074	258

Total loans and borrowings			21,089	17,347	16,316

of which current			4,482	5,499	4,640
non-current			16,607	11,848	11,676

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

€2,466,000 bank loan

This bank loan has been used to finance the Polish operations. The loan started on 22 October 2015 and is repaid in 60 fixed monthly payments. The interest rate is fixed at 1.36%.

F57

€2,000,000 secured bank loan

This bank loan has been used to finance the construction of a portion of the office and production building in Leuven. The loan started on 1 December 2005 with a maturity of 15 years. The loans bears a fixed interest rate of 4.43% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

€1,750,000 secured bank loan

This bank loan has been used to finance the construction of an office in Czech Republic. The loan started on 1 November 2008 with a maturity of 14 years. The loans bears a fixed interest rate of 5.40% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

€1,600,000 investment loan

This loan was contracted to finance the operations of Materialise USA and runs for 7 years. Interest is fixed at 1.52% and payments are done each quarter.

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

€899,500 investment loan

This loan was contracted to finance the operations of Materialise Poland and runs for 7 years. Interest is fixed at 1.12% and payments are monthly.

€609,000 bank loan

This bank loan was contracted in order to finance the acquisition of machines.

F58

€500,000 secured bank loan

This bank loan has been used to finance the purchase of a 3D printing machine. The loan started on 1 December 2013 with a maturity of 5 years. The loans bear a fixed interest rate of 1.78% with monthly fixed installments and is secured.

Interest-free loan agreements

The Group has several interest-free loans with an outstanding nominal amount of K€881 (2014: K€1,595; 2015: K€2,250). The interest-free loans have been initially measured at fair value, which is the present value of the future installments with a discounting rate of 3.04%. The maturity of the loans is October 2016 and March 2020 and have either monthly or quarterly installments. The carrying value at 31 December 2015 is K€856 (2014: K€1,652; 2013: K€2,123). The difference between the carrying value and the nominal value is recognized as financial income over the loan period.

The loans have been granted by either government organizations or business partners.

Finance lease obligations with related parties

The Group has signed two finance lease obligations with Ailanthus NV, a related party to and shareholder of, the Company, for the land and building in Leuven. In April 1998, the Group has signed a finance lease agreement with Ailanthus NV to lease land and a portion of the office and production building. The lease has a term of 15 years and includes a purchase option for the land and the building. The Group has determined that this lease is a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that the Group would exercise its purchase option. The amounts outstanding as of 31 December 2015 is K€0 (2014: K€1,000; 2013: K€1,000). The interest expense for the year 2015 is K€0 (2014: K€0; 2013: K€28). The term of the lease expired at 31 March 2013 and the purchase option has been exercised. Ownership has been transferred on 18 February 2015.

In October 2001, the Group has signed a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease has a term of 15 years and a purchase option for the land and the building. The Group has determined that this lease is a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that the Group would exercise its purchase option. The amounts outstanding as of 31 December 2015 is K€72 (2014: K€86; 2013: K€92; 2012: K€106). The interest expense for the year 2015 is K€5 (2014: K€6; 2013: K€6; 2012: K€8). The term of the lease will expire at 20 September 2016.

Ailanthus NV has granted another loan at fixed interest rate of 4.23% which matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amounts outstanding as of 31 December 2015 is K€290 (2014: K€313; 2013: K€336). The interest expense for the year 2015 is K€13 (2014: K€14; 2013: K€15) and is included in the “other loans” in the above table.

F59

Short-term credit agreement

The Group has several short-term credit agreements with a maturity of 12 months and a fixed interest rate.

Straight loans

Rapidfit N.V. has obtained several short-term straight loans in order to finance its working capital needs. The loans bear a variable interest rate based on Euribor.

F60

15	Other non-current liabilities

The other non-current liabilities consist of the following:

	31 December,
In thousand euros	2015	2014	2013
Written-put option Rapidfit+	673	638	340
Contingent consideration	1,310	—	—
Advances received on contracts	81	93	—
Provisions	53	169	—
Other	127	69	—

Total	2,244	969	340

We refer to note 12 for a description of the written-put options Rapidfit+.

The contingent consideration of K€1,310 at 31 December 2015 relates to the business combination of CENAT.

The impact of the accounting treatment of the Belgian contribution plans with a minimal guarantee is not material as only a limited number of people can benefit. No provisions have been recognized as of 31 December 2015, 2014 and 2013. As such, no further disclosures have been provided.

16	Deferred income

Deferred income consists of the following:

	31 December,
In thousands euros	2015	2014	2013
Deferred maintenance & license	13,136	9,521	5,212
Deferred (project) fees	2,738	2,105	2,400
Deferred government grants	703	593	610
Other	24	200	185

Total	16,601	12,419	8,407

of which current	16,509	11,652	6,773
non-current	92	767	1,634

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

F61

17	Other current liabilities

Other current liabilities include the following:

	31 December,
In thousand euros	2015	2014	2013
Payroll-related liabilities	7,162	5,827	4,411
Non-income tax payables	913	988	760
Accrued charges	645	837	623
Advances received	338	503	—
Other current liabilities	154	502	47

Total	9,212	8,657	5,841

18	Fair value

Financial assets

The carrying value and fair value of the financial assets for 31 December 2015 and 2014 can be presented as follows:

	Carrying value		Fair value
in thousands of euros	2015	2014	2015	2014
Financial assets
Loans and receivables measured at amortised cost
Trade and other receivables (current)	22,843	18,370	22,843	18,370
Other financial assets (non-current)	356	328	356	328
Other current assets	1,751	3,540	1,751	3,540
cash & cash equivalents	50,726	51,019	50,726	51,019

Total loans and other receivables	75,676	73,257	75,676	73,257

Held to maturity investments	—	10,000	—	10,005

Total held-to-maturity investment	—	10,000	—	10,005

F62

The carrying value and fair value of the financial assets for 31 December 2013 can be presented as follows:

	Carrying value	Fair value
in thousands of euros	2013	2013
Financial assets
Loans and receivables measured at amortised cost
Trade and other receivables (current)	12,382	12,382
Other financial assets (non-current)	253	253
Other current assets	3,053	3,053
cash & cash equivalents	12,598	12,598

Total loans and other receivables	28,286	28,286

Held to maturity investments	—	—

Total held-to-maturity investment	—	—

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The fair value of the held to maturity investments is calculated as the present value of the interest income and nominal amount using the interest rates applicable at reporting date (level 2 inputs);

•	Other current financial assets such as current other receivables and held to maturity investments are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on 31 December

2015, 2014 and 2013.

Financial liabilities:

The carrying value and fair value of the financial liabilities for 31 December 2015 and 2014 can be presented as follows:

	Carrying value		Fair value
in thousands of euros	2015	2014	2015	2014
Financial liabilities measured at amortized cost
Loans & Borrowings	21.089	17.347	21.449	17.761
Trade payables	9.712	7.205	9.712	7.205
Other liabilities	1.345	2.004	1.345	2.004

Total financial liabilities measured at amortized cost	32.146	26.556	32.506	26.970

Financial liabilities measured at fair value
Contingent consideration	1.310	0	1.310	0
Written put option on NCI	673	638	673	638

Total financial liability measured at fair value	1.983	638	1.983	638

Total non-current	18.851	12.817	19.259	13.284
Total current	15.278	14.377	15.230	14.324

F63

The carrying value and fair value of the financial liabilities for 31 December 2013 can be presented as follows:

	Carrying value	Fair value
in thousands of euros	2013	2013
Financial liabilities measured at amortized cost
Loans & Borrowings	16.316	16.869
Trade payables	6.794	6.794
Other liabilities	670	670

Total financial liabilities measured at amortized cost	28.951	29.504

Financial liabilities measured at fair value
Contingent consideration
Written put option on NCI	340	340

Total financial liability measured at fair value	29.291	29.844

Total non-current	12.016	14.515
Total current	17.275	15.329

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

•	Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and their fair value is subject to changes in interest rates and individual creditworthiness. The interest-free loans have already been recognized initially at fair value based on a present value technique (level 2 inputs) and are subsequently measured at amortized cost. Their carrying value approximates their fair value.

•	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs).

•	The fair value of the contingent consideration has been determined based on the long-term business plans of CENAT (level 3 inputs).

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

F64

The Group has no financial instruments carried at fair value in the statement of financial position on 31 December 2015 except for a call option and written put option on non-controlling interest and the contingent consideration for the acquisition of Cenat. The fair value of the written put option is determined based on the present value of the redemption amount and is considered level 3. The redemption amount is a formula (see Note 12) and is estimated on historical financial figures. The impact on the income statement is K€35 during 2015 (2014: K€25; 2013: K€12).

The fair value of the call option is estimated at zero as the call option is deeply out of the money (see Note 12).

The fair value of the contingent consideration is estimated based on the current business plans of Cenat and is primarily dependent on achieving certain targets based on future hardware revenue and productions cost level. No fair value adjustments have been recognized since date of acquisition. A decrease (increase) of the future hardware revenue by an average of 10% assuming stable production cost, would result in a decrease (increase) of the fair value by K€12 (K€136). Higher (lower) production costs by an average of 10% assuming stable hardware sales would result in a decrease (increase) of the fair value by K€56 (K€56).

19	Segment information

For management purposes, the Group is organized into segments based on their products, services and industry and has the following three reportable segments:

•	The Materialise Medical segment, which develops and delivers medical software solutions, medical devices and other related products and services;

•	The Materialise Software segment, which develops and delivers additive manufacturing software solutions and related services; and

•	The Materialise Manufacturing segment, which delivers 3D printed products and related services.

The measurement principles used by the Group in preparing this segment reporting are also the basis for segment performance assessment and are in conformity with IFRS. The Chief Executive Officer of the Group acts as the chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance by the Group’s revenue and EBITDA. EBITDA is defined by the Group as net profit plus finance expenses, less financial income plus income taxes, plus depreciation, amortization and impairment.

F65

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

In thousands euros	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Adjust- ments & elimi- nations	Con- solidated
For the year ended 31 December, 2015
Revenues	25,798	34,856	41,381	102,035	—	102,035
Segment EBITDA	9,093	422	1,645	11,160	(8,239)	2,921

Segment EBITDA %	35.2%	1.2%	4.0%	10.9%		2.9%

For the year ended 31 December, 2014
Revenues	18,095	30,034	33,222	81,351	4	81,355
Segment EBITDA	6,586	2,917	1,144	10,647	(5,752)	4,895

Segment EBITDA %	36.4%	9.7%	3.4%	13.1%		6.0%

For the year ended 31 December, 2013
Revenues	13,432	27,992	27,239	68,663	59	68,722
Segment EBITDA	5,141	4,973	1,026	11,140	(3,530)	7,610

Segment EBITDA %	38.3%	17.8%	3.8%	16.2%		11.1%

The segment EBITDA is reconciled with the consolidated net profit (loss) of the year as follows:

	For the year ended 31 December,
In thousands euros	2015	2014	2013
Segment EBITDA	11,160	10,647	11,140

Depreciation, amortization and impairment	(6,810)	(4,565)	(3,190)
Corporate research and development	(2,955)	(2,487)	(2,339)
Corporate headquarter costs	(9,700)	(6,573)	(4,113)
Other operating income (expense)	4,416	3,308	2,922

Operating (loss) profit	(3,889)	330	4,420

Financial expenses	(2,470)	(1,150)	(1,260)
Financial income	3,511	3,160	273
Income taxes	389	(387)	(21)
Share in loss of joint venture	(401)	(81)	—

Net (loss) profit	(2,860)	1,872	3,412

Entity-wide disclosures

We refer to the Note 20.1 for the revenue by geographical area, based on location of the customer. The total revenue realized in the country of domicile (Belgium) amounts to K€7,202 (2014: K€6,746; 2013: K€3,632).

F66

20	Income and expenses

20.1 Revenue

Revenue by geographical area is presented as follows:

In thousand euros	2015	2014	2013
United States of America (USA)	29,400	24,478	23,807
Americas other than USA	1,590	1,033	1,039
Europe	58,939	47,358	37,964
Azia	12,106	8,486	5,912

Total	102,035	81,355	68,722

The Group has no customers (2014: one; 2013: one (within medical segment)) with individual sales larger than 10% of the total revenue. In previous years, one customer represented 11.3% of total revenue in 2014 and 14.8% of total revenue in 2013.

The revenue by category is presented as follows:

In thousand euros	2015	2014	2013
Software licenses	20,068	14,483	9,975
Software services	19,188	11,828	10,406
Clinical devices	14,556	14,675	12,802
Clinical services	3,098	1,510	1,768
Printed parts	39,651	32,511	27,239
Royalties and other fees	5,474	6,348	6,532

Total	102,035	81,355	68,722

20.2 Cost of sales

Cost of sales include the following selected information:

In thousand euros	2015	2014	2013
Purchase of goods and services	(25,203)	(18,739)	(17,661)
Amortization and depreciation	(3,173)	(2,624)	(1,689)
Payroll expenses	(14,524)	(10,910)	(7,541)
Other expenses	(63)	(123)	(298)

Total	(42,963)	(32,396)	(27,189)

F67

20.3 Research and development expenses

Research and development expenses include the following selected information:

In thousand euros	2015	2014	2013
Purchase of goods and services	(2,176)	(3,042)	(1,209)
Amortization and depreciation	(1,047)	(702)	(166)
Payroll expenses	(14,874)	(11,279)	(9,164)
Other	(89)	(70)	(57)

Total	(18,186)	(15,093)	(10,596)

20.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

In thousand euros	2015	2014	2013
Purchase of goods and services	(8,330)	(6,339)	(4,986)
Amortization and depreciation	(1,108)	(436)	(379)
Payroll expenses	(26,655)	(20,173)	(16,654)
Other	(739)	(595)	(341)

Total	(36,832)	(27,543)	(22,360)

20.5 General and administrative expenses

General and administrative expenses include the following selected information:

In thousand euros	2015	2014	2013
Purchase of goods and services	(3,774)	(2,748)	(2,534)
Amortization and depreciation	(1,482)	(803)	(946)
Payroll expenses	(9,270)	(7,872)	(4,952)
Other	(519)	(222)	(217)

Total	(15,045)	(11,645)	(8,649)

F68

20.6 Net other operating income (expense)

The net other operating income (expense) can be detailed as follows:

In thousand euros	2015	2014	2013
Government grants	4,788	3,632	3,215
Capitalized expenses (asset construction)	693	749	451
Net foreign currency exchange gains / (losses)	361	518	105
Tax Credits	588	—	—
Other	672	753	721

Total	7,102	5,652	4,492

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven (Belgium).

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them.

20.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2015, 2014 and 2013:

In thousand euros	2015	2014	2013
Short-term employee benefits	(48,372)	(37,192)	(30,512)
Social security expenses	(9,076)	(7,255)	(5,783)
Expenses defined contribution plans	(758)	(627)	(517)
Other employee expenses	(7,117)	(5,159)	(1,499)

Total	(65,323)	(50,234)	(38,311)

Total registered employees at the end of the period	1,304	1,100	906

20.8 Financial expenses

Financial expenses includes the following selected information:

In thousand euros	2015	2014	2013
Interest expense	(615)	(606)	(568)
Foreign currency losses	(1,568)	(119)	(440)
Other financial expenses	(287)	(425)	(252)

Total	(2,470)	(1,150)	(1,260)

F69

20.9 Financial income

Financial income includes the following selected information:

In thousand euros	2015	2014	2013
Foreign currency exchange gains	3,098	2,900	117
Amortization discount interest free loans	40	62	54
Other finance income	373	198	102

Total	3,511	3,160	273

20.10 Income taxes

Current income tax

The following table shows the breakdown of the tax expense for 2015, 2014 and 2013:

In thousand euros	2015	2014	2013
Estimated tax liability for the period	(373)	(197)	(41)
Tax adjustments to the previous period	—	—	13
Deferred income taxes	762	(190)	7

Total tax income (loss) for the period	389	(387)	(21)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.

F70

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liability and the deferred tax expense for 2015, 2014 and 2013:

	In the consolidated statement of			In the consolidated income
	financial position				statement
In thousand euros	2015	2014	2013	2015	2014	2013
Tax losses, notional interest deduction and other tax benefits	906	58	122
Amortization development assets and other intangible assets	186	170	216
Deferred revenue	—	4	446
Depreciation property, plant & equipment	—	—	(130)
Borrowing cost	—	—	(17)
Financial leasings	—	—	119
Inventory	—	—	(67)
Other non-current assets	—	—	(283)

Total deferred tax assets	1,092	232	406	860	(174)	87

Property, plant & equipment	(363)	(277)	(137)
Intangible assets	(1,705)	(1,281)	(75)
Tax losses, notional interest deduction and other tax benefits	—	229	—

Total deferred tax liabilities	(2,068)	(1,329)	(212)	(98)	(16)	(80)

Total deferred tax income (loss)				762	(190)	7

The Group has unused tax losses, tax credits and notional interest deduction available in an amount of K€12,231 for 2015 (2014: K€10,293; 2013: K€6,545) of which K€2,009 for 2015 (2014: K€3,634; 2013: K€3,634) relating to Materialise NV. A total of K€402 in 2015 (2014: K€338; 2013: K€338) relates to unused notional interest deduction with an expiration date of 31 December 2018.

With respect to the net operating losses of Materialise NV, no deferred tax assets, except for K€95 in 2013, have been recognized given that it in view of the Belgian Patent Income Deduction there is an uncertainly to which extend these tax losses will be used in future years. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Currently the Company is preparing a detailed analysis of its tax situation and tax planning. Once this analysis has been finalized, the Company will on which basis reassess the need for a valuation allowance on the deferred tax assets.

With respect to the net tax losses of the other entities, no deferred taxes have been recognized in 2015 except for K€906 (2014: K€287; 2013: K€26), given that it is unclear whether there will be a positive taxable base in the near future for the other entities with fiscal losses.

F71

Relationship between Tax Expense and Accounting Profit

In thousand euros	2015	2014	2013
Profit (loss) before tax	(3,249)	2,259	3,433

Income tax at statutory rate of 33,99%	1,104	(768)	(1,167)

Effect of different local tax rate	445	105	(49)
Tax adjustments to the previous period	—	—	13
Non-deductible expenses	(394)	(275)	(213)
Capitalized IPO transaction costs	—	308	—
R&D tax credits & patent income deduction	1,872	1,316	1,852
Notional interest deduction Belgium	365	—	—
Non recognition of deferred tax asset	(4,510)	(1,206)	(355)

Recognition of deferred tax assets on previous years tax losses	742	—	—

Use of previous years tax losses and tax credits for which no deferred tax assets was recognized	693	—	—
Other	72	133	(102)

Income tax expense as reported in the consolidated income statement	389	(387)	(21)

21	Earnings per share

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

The net profit for the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended 31 December
In thousand euros	2015	2014	2013
Net profit attributable to ordinary equity holders of the parent for basic earnings	(2,807)	2,061	3,509
Interest on convertible bonds	—	—	8

Net profit attributable to ordinary equity holders of the parent adjusted for the effect of dilution	(2,807)	2,061	3,517

F72

The convertible bond and the warrants are anti-dilutive as per 31 December 2015 and as such has not been considered for adjusting the net profit. We refer to note 13 and 14 for information on the number of instruments that could potentially be dilutive but which were not considered in the calculation above.

The following reflects the share data used in the basic and diluted earnings per share computations:

	2015	2014	2013
Weighted average number of ordinary shares for basic earnings per share	47,224	43,118	37,840

Effect of dilution:
Share options	—	170	280
Convertible loan	—	—	84

Weighted average number of ordinary shares adjusted for effect of dilution	47,224	43,288	38,204

The earnings per share are as follows:

	For the year ended
	31 December,
	2015	2014	2013
Earnings per share attributable to ordinary owners of the parent
Basic	€-0,06	€0,05	€0,09
Diluted	€-0,06	€0,05	€0,09

22	Commitments and contingent liabilities

Operating lease commitments

The Group has operating lease commitments mainly related to buildings as follows:

	31 December,
In thousand euros	2015	2014	2013
Within one year	908	1,138	1,419
Between two and three years	1,074	919	1,681
Between four and five years	541	34	397
More than 5 years	15	—	284

	2,538	2,091	3,781

The total lease payments recognized in the consolidated income statement are K€1,165 in 2015 (2014: K€1,188; 2013: K€1,366).

F73

Finance lease commitments

The Group has finance leases for the building and various other items of plant and equipment. Future minimum lease payments under finance lease with the present value of the net minimum lease payments are, as follows:

	31 December 2015		31 December 2014		31 December 2013
	Minimum	Present	Minimum	Present	Minimum	Present
	lease	value of	lease	value of	lease	value of
In thousand euros	payments	payments	payments	payments	payments	payments
Within one year	1,769	1,682	2,077	2,048	1,589	1,553
Between two and three years	4,345	3,968	1,595	1,468	1,115	1,064
Between four and five years	261	254	784	703	236	233
More than five years	—	—	—	—	—	—

	6,375	5,904	4,456	4,219	2,940	2,850

Less finance charges	(471)		(237)		(90)	—

Present value of minimum lease payments	5,904	5,904	4,219	4,219	2,850	2,850

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment is K€7,479 (2014: K€7,906; 2013 K€7,233). The total outstanding mortgages and pledges are K€12,028 in 2015 (2014: K€12,147; 2013: K€10,019).

The Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€3,491 in 2015 (2014: K€3,491; 2013: K€3,741).

Other commitments

The Group has outstanding non-cancellable contracts with a future commitment of K€288 at 31 December 2015 (2014: K€196; 2013: K€348). For property, plant & equipment, we have committed costs of K€505 as per 31 December 2015.

Contingent liabilities

The Group is currently involved in a legal proceeding with Dentsply Implants NV regarding the alleged wrongful termination of a supply agreement between the Company and Dentsply Implants NV entered into in 2010. The court of first instance ruled, in favor of Dentsply Implants NV, that we have wrongfully terminated the relationship. We have appealed this decision before the court has pronounced itself on the monetary damages. The amount of damages which Dentsply Implants NV is claiming is €2.7 million. While we are confident about the chances that the first instance decision will be overruled, we believe that, in the event that the first instance decision would be confirmed, the amount of monetary damages that we would be exposed to, will not have a material impact in our business, financial conditions or result of operations. We are currently not a party to, and we are not aware of any threat of, any other legal proceedings, which, in the opinion of our management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations.

F74

23	Risks

The Group is mainly exposed to liquidity risk, interest rate risk and credit risk

Foreign exchange risk

The Group has primarily exposure to the USD and GBP as foreign currencies. During 2015, 2014 and 2013 the changes in the USD did not have a significant impact on the operating profit of the Group.

The financial income however decreased in 2015 by K€1,017 compared to 2014 due to cash and term accounts held in USD and primarily funded through IPO proceeds. However, the USD impact of these cash and term accounts held in USD was still positive for an amount of K€1,713.

If the USD (rate for 1 EUR) would have increased (decreased) by 10%, the operating profit would have been K€420 lower (K€514 higher), excluding the effect of the cash and term accounts held in USD. If the GBP (rate for 1 EUR) would have increased (decreased) by 10%, the operating profit would have been K€572 lower (K€699 higher).

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. The Group still has undrawn lines of credit totaling K€4,355 at 31 December 2015 (2014: K€4,320; 2013: K€4,869).

These line of credit arrangements do not contain significant financial covenants.

The range of debt maturities and related carrying amounts are as follows:

In thousand euros	< 1 year	2 to 3 years	4-5 years	> 5 years	Total
At 31 December, 2015
Loan & borrowings	4.691	10.989	4.187	3.230	23.097
Trade payables	9.712	—	—	—	9.712
Other current liabilities	1.345	—	—	—	1.345

Total	15.748	10.989	4.187	3.230	34.154

	< 1 year	2 to 3 years	4-5 years	> 5 years	Total
At 31 December, 2014
Loan & borrowings	4.858	5.221	3.498	5.568	19.145
Trade payables	7.205	—	—	—	7.205
Other current liabilities	2.004	—	—	—	2.004

Total	14.067	5.221	3.498	5.568	28.354

	< 1 year	2 to 3 years	4-5 years	> 5 years	Total
At 31 December, 2013
Loan & borrowings	4.640	5.052	1.977	4.647	16.316
Trade payables	6.794	—	—	—	6.794
Other current liabilities	5.841	—	—	—	5.841

Total	17.275	5.052	1.977	4.647	28.951

F75

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

The following is an aging schedule of trade receivables:

						91-180
in thousand euros	Total	Non-due	< 30 days	31-60 days	61-90 days	days	> 181 days
31 December, 2015	22,843	15,104	3,402	1,348	814	1,057	1,118
31 December, 2014	18,370	11,946	3,144	1,197	558	1,094	431
31 December, 2013	12,382	8,458	2,548	462	267	123	524

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended 31 December 2015, 2014 and 2013.

24	Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the year ended 31 December
In thousand euros except warrants data	2015	2014	2013
Short-term employee benefits	2,638	2,636	2,247
Post-employment benefits	109	93	86
Termination benefits	22	118	—

Total	2,769	2,847	2,333

Warrants granted	18,180	307,160	391,096
Warrants outstanding	593,448	673,756	488,096

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

F76

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

	Sale of	Purchases	Interest
in thousand euros	goods to	from	expense	Liabilities
Non-executive director’s of the group
2015:	—	-99	-12	932
2014:	—	-52	-11	920
2013:	—	-32	-2	908

Shareholders of the group
2015:	—	-214	-18	447
2014:	25	-264	-20	1,514
2013:	—	-220	-50	1,426

Related party – Ailanthus NV

Ailanthus NV, shareholder and director of the Group, has provided several loans and financial leases to the Group for the purchase of machinery and a portion of the office and production buildings. We refer to Note 13 for details.

The Group rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2015 was K€167 (2014: K€ 168; 2013: K€151).

Related party – Convertible debt

The Group has issued on 28 October 2013 1,000 convertible bonds for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management. We refer to Note 14 for more details.

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

F77

25	Events subsequent to the statement of financial position date

There are no significant events subsequent to the statement of financial position date.

F78

26	Overview of consolidated entities

	Country of incorporation	% equity interest
Name		2015	2014	2013
Materialise N.V.	Belgium	100%	100%	100%
Materialise France	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan KK	Japan	100%	100%	100%
Materialise SRO	Czech Republic	100%	100%	100%
Materialise USA	United States	100%	100%	100%
Materialise UK	United Kingdom	100%	100%	100%
OBL	France	100%	100%	100%
Materialise Austria	Austria	100%	100%	100%
Mobelife	Belgium	100%	77.7%	80.6%
Materialise NY LLC (liquidated)	United States	0%	0%	100%
Marcam (merged with Materialise GmbH)	Germany	100%	100%	100%
Materialise SDN. HBD	Malaysia	100%	100%	100%
Materialise Ukraine	Ukraine	100%	100%	100%
Rapidfit N.V.	Belgium	83.33%	83.33%	83.33%
Rapidfit Inc.	United States	83.33%	83.33%	83.33%
Meridian Technique Ltd	United Kingdom	100%	100%	—
Orthoview LLC	United States	100%	100%	—
OrthoView Holdings Ltd	United Kingdom	100%	100%	—
Meridian (Corporate Trustees) Ltd	United Kingdom	100%	100%	—
OrthoView Ltd	United Kingdom	100%	100%	—
Materialise Poland	Poland	100%	100%	—
Materialise Colombia	Colombia	100%	100%	—
RSPRINT NV (joint venture)	Belgium	50%	50%	—
Materialise Shanghai	China	100%	100%	—
Cenat	Belgium	100%	—	—
Mat Metal	Belgium	100%	—	—
Elbimmo	Belgium	100%	—	—
Rapidfit Holding	United States	100%	—	—

F79