Form 20-F
period 2016-12-31
MATERIALISE NV
filed 2017-05-01
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016 was: 47,325,438 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

Our trademark portfolio contained 69 registered trademarks and 20 pending trademark applications as of December 31, 2016. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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

A. Selected Financial Data

The tables below contain a summary of our financial data as of and for years ended December 31, 2016, 2015, 2014, 2013 and 2012, which have been derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which we refer to as IFRS. Our consolidated financial statements and the related notes as of and for the years ended December 31, 2016, 2015 and 2014 appear elsewhere in this annual report.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report, as well as the section entitled “Item 5. Operating and Financial Review and Prospects.”

Consolidated Statements of Financial Position Data:

	As of December 31
in 000€	2016	2015	2014	2013	2012
Inventory	7,870	5,387	3,660	3,328	3,487
Trade receivables	27,479	22,843	18,370	12,382	11,109
Cash and cash equivalents	55,912	50,726	51,019	12,598	6,417
Total assets	161,920	144,136	133,221	55,688	46,675
Total liabilities	82,887	61,181	48,054	37,953	33,338
Net assets(1)	79,033	82,955	85,167	17,735	13,337
Total equity	79,033	82,955	85,167	17,735	13,337

(1)	Net assets represents total assets less total liabilities.

Consolidated Income Statements Data:

	For the year ended December 31
in 000€	2016	2015	2014	2013	2012
Revenue	114,477	102,035	81,355	68,722	59,107
Cost of sales	(46,706)	(42,963)	(32,396)	(27,189)	(23,792)
Gross profit	67,771	59,072	48,959	41,533	35,315
Research and development expenses	(17,682)	(18,186)	(15,093)	(10,596)	(9,424)
Sales and marketing expenses	(36,153)	(36,832)	(27,543)	(22,360)	(19,768)
General and administrative expenses	(20,041)	(15,045)	(11,645)	(8,649)	(8,101)
Net other operating income (expenses)	6,212	7,102	5,652	4,492	4,089
Operating profit (loss)	107	(3,889)	330	4,420	2,111
Financial expenses	(2,437)	(2,470)	(1,150)	(1,260)	(1,049)
Financial income	2,039	3,511	3,160	273	512
Share in loss of a joint venture	(1,018)	(401)	(81)	—	—
Profit (loss) before taxes	(1,309)	(3,249)	2,259	3,433	1,574
Income taxes	(1,710)	389	(387)	(21)	(121)
Net profit (loss) of the year	(3,019)	(2,860)	1,872	3,412	1,453
Net profit (loss) attributable to:
The owners of the parent	(3,019)	(2,807)	2,061	3,509	1,551
Non-controlling interest	—	(53)	(189)	(97)	(98)
Earnings per share attributable to the owners of the parent
Basic	(0.06)	(0.06)	0.05	0.09	0.04
Diluted	(0.06)	(0.06)	0.05	0.09	0.04
Weighted average number of ordinary shares for basic earnings per share	47,325	47,224	43,118	37,840	37,724
Weighted average number of ordinary shares adjusted for effect of dilution	47,325	47,224	43,288	38,204	38,064
Consolidated Statements of Comprehensive Income Data:
Net profit (loss)	(3,019)	(2,860)	1,872	3,412	1,453
Other comprehensive income (loss), net of taxes	(1,833)	624	126	(31)	(19)
Total comprehensive income (loss) for the year, net of taxes	(4,852)	(2,236)	1,998	3,381	1,434

Other Data (unaudited):

	For the year ended December 31
in 000€	2016	2015	2014	2013	2012
Adjusted EBITDA (unaudited)(2)	9,458	3,687	5,752	7,610	5,023

(2)	We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding non-recurring initial public offering related expenses and non-cash stock-based compensation expenses to EBITDA. Disclosure in this prospectus of EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Information.” The following table reconciles net profit to EBITDA and Adjusted EBITDA for the periods presented:

	For the year ended December 31
in 000€	2016	2015	2014	2013	2012
Net profit (loss)	(3,019)	(2,860)	1,872	3,412	1,453
Income taxes	1,710	(389)	387	21	121
Financial expenses	2,437	2,470	1,150	1,260	1,049
Financial income	(2,039)	(3,511)	(3,160)	(273)	(512)
Depreciation and amortization	8,374	6,810	4,565	3,190	2,911
Share in loss of joint venture	1,018	401	81	—	—
EBITDA (unaudited)	8,481	2,921	4,895	7,610	5,022
Non-recurring initial public offering expenses(a)	—	—	182	—	—
Non-cash stock-based compensation expenses(b)	977	766	675	—	—
Adjusted EBITDA (unaudited)	9,458	3,687	5,752	7,610	5,022

(a)	Non-recurring initial public offering expenses represent fees and costs incurred in connection with our initial public offering.
(b)	Non- cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

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

Year Ended December 31,	High	Low	Average	Year End
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3284	1.3779
2014	1.3927	1.3927	1.3927	1.3927
2015	1.2015	1.0524	1.1096	1.0859
2016	1.1516	1.0375	1.1072	1.0552

Month	High	Low	Average	Period End
October 2016	1.1212	1.0866	1.1014	1.0962
November 2016	1.1121	1.0560	1.0792	1.0578
December 2016	1.0758	1.0375	1.0545	1.0552
January 2017	1.0794	1.0416	1.0635	1.0794
February 2017	1.0802	1.0551	1.0650	1.0618
March 2017	1.0882	1.0514	1.0691	1.0698
April 2017 (through April 21, 2017)	1.0758	1.0606	1.0657	1.0694

The noon buying rate of the Federal Reserve Bank of New York for the euro on April 21, 2017 was €1.00 = 1.0694.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.

The additive manufacturing, or 3D printing, industry is rapidly growing on a global scale and is subject to constant innovation and technological change. A variety of technologies compete against one another in our market, which is driven, in part, by technological advances and end-user requirements and preferences, as well as by the emergence of new standards and practices. As the additive manufacturing market evolves, the industry standards that are adopted and adhered to are a function of the inherent qualities of the technology as well as the willingness of members of the industry to adopt them. To remain competitive, we depend in large part on our ability to increase and maintain market share and influence in the industry in order to be recognized as a market standard. Nonetheless, in the future, our influence in setting standards for the additive manufacturing industry may be limited and the standards adopted by the market may not be compatible with our present or future products and services.

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

The market segments in which we operate, Materialise Software, Materialise Medical and Materialise Manufacturing, are characterized by vigorous competition, by entry of competitors with innovative technologies, by consolidation of companies with complementary products, services and technologies, and by entry of large corporations in any one or more of our market segments.

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

Our strategy includes entering into collaborations with our customers in certain large-scale markets and leveraging these collaborations to enter into other underserved specialty markets. For example, in the medical market, we have entered into collaborations with Zimmer Biomet Holdings, Inc. (previously Zimmer Holdings, Inc., which acquired Biomet, Inc. and changed its name to Zimmer Biomet Holdings, Inc.), or Zimmer Biomet, Encore Medical, L.P. (d/b/a DJO Surgical), or DJO Surgical, DePuy Synthes Companies of Johnson & Johnson, or DePuy Synthes, as well as with Global Orthopaedic Technology Pty Ltd, or Global Orthopaedic Technology, Limacorporate Spa, or Lima, Mathys AG, or Mathys, Howmedica Osteonics Corp., or Stryker, and Corin Ltd, or Corin. Increased adoption of our software, products and services, especially in potentially high-growth specialty markets, will depend in part on our current and future collaborators’ willingness to continue to adopt our additive manufacturing solutions in their markets and on our ability to continue to collaborate with these and other players. Certain of our customers that have initially relied on our 3D printing software and services have announced their intention to bring their 3D printing operations in-house and enter the market themselves, and other customers may also do so in the future as they gain experience and as 3D printing technology gains strategic importance, thus denying us continued access to their distribution channels. In addition, a change of control of any of our collaboration partners may negatively impact our relationship. If we are not able to maintain our existing collaborations and develop new collaborative relationships, our foothold in larger markets and expansion into potentially high-growth specialty markets could be harmed significantly.

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

Fluctuations in our results of operations and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this annual report:

•	our ability to continue, renew or replace relationships with key customers;

•	the degree of market acceptance of our software and our products;

•	the mix of software, products and services that we sell during any period, as well as the mix of the various markets in which we make sales during said periods;

•	a decline in new or renewed periodic licenses or maintenance contracts;

•	delays in the introduction of new features;

•	the entry of new competitors into our market;

•	the development and degree of market acceptance of new competitive systems or processes by others;

•	changes in our pricing policies or those of our competitors, including our responses to price competition;

•	changes in the amount we spend in our marketing and other efforts;

•	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

•	the amounts we spend on, and the success rate of, our research and development activities;

•	changes in the regulatory environment, including changes in regulatory laws and regulations and the interpretation thereof, applicable to our software programs, products or services;

•	delays in obtaining regulatory approval for our software programs, products or services;

•	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

•	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing, including the adverse effects of global economic uncertainties; and

•	changes in accounting rules and tax laws.

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

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2016, approximately 68% of our revenue was generated, and approximately 61% of our total costs were incurred in, euros. As we continue to expand internationally, our exposure to currency risks will increase. Historically, we have not managed our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

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

We have in the past and intend to continue to evaluate opportunities to acquire or invest in, companies that we believe have products, services, competencies or capabilities that are a strategic or commercial fit with any of our businesses or that otherwise offer opportunities for our company. For example, in 2015, we acquired Cenat BVBA, a provider of embedded computing software and solutions for additive manufacturing control systems based in Belgium and, in 2015, we also purchased the remaining 22.3% interest in Mobelife NV, to become the 100% owner of Mobelife NV. In connection with these acquisitions or investments, we may:

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

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or services and to pursue new markets. For example, in the Materialise Medical segment, we have established collaboration relationships with leading medical device companies for the development and distribution of our surgical planning software, services, and products, including with Zimmer Biomet, DJO Surgical, DePuy Synthes, Global Orthopaedic Technology, Lima and Mathys. Furthermore, in the Materialise Software segment, we have established a collaboration with Siemens PLM, or Siemens, and, in the Materialise Manufacturing segment, we have established a collaboration with HOYA Vision Care Company, or HOYA. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not succeed in maintaining, renewing or extending existing collaborations or in identifying, securing, or completing any such new transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products or services that achieve commercial success or result in significant revenue and could be terminated prior to developing any products or services.

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

In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our software or other products. We maintain insurance to cover our potential exposure for a number of claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks related to our insurance coverage:

•	we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, including with respect to our activities in the medical industry;

•	we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination, terrorist attacks or alleged infringements of third parties’ intellectual property rights, and that exceed any amounts that we may have reserved for such liabilities;

•	the amount of any liabilities that we may face may exceed our policy limits; and

•	we may incur losses resulting from the interruption of our business that may not be fully covered under our insurance policies.

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

Current and future global economic uncertainties and political conditions may adversely affect our results of operations.

Our results of operations could be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges that are unusual or non-recurring. Certain macroeconomic events, such as the current adverse conditions in the global economy, including most recently with the market disruptions caused by the economic and political challenges facing China and Brazil and specific Eurozone countries such as Greece, Ireland, Italy, Portugal, and Spain, and the exit by the United Kingdom from the European Union (commonly referred to as “Brexit”) could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. These economic developments could affect us in numerous ways, many of which we cannot predict. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, or the effects these disruptions and conditions could have on us.

In addition, political and economic developments could also result in changes to legislation or reformation of government policies, rules and regulations, including in relation to tax and trade. Such changes could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability. For example, as a result of the June 2016 Brexit referendum, the British government will begin negotiating the terms of the United Kingdom’s future relationship with the European Union. Although it is unknown what those terms will be, it is possible that there will be greater restrictions on imports and exports between the United Kingdom and European Union countries and increased regulatory complexities. These changes may adversely affect our operations and financial results.

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

In the United States, we are subject to the Health Insurance Portability and Accountability Act, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, regulations issued pursuant to these statutes, state privacy and security laws and regulations. These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of personal health information with which we must comply.

In the European Union, the Data Protection Directive, or DPD, imposes strict regulations and establishes a series of requirements regarding the storage of personally identifiable information on computers or recorded on other electronic media. This has been implemented by all E.U. member states through national privacy laws. DPD provides for specific regulations requiring all non-E.U. countries doing business with E.U. member states to provide adequate data privacy protection when receiving personal data from persons in any of the E.U. member states.

Although there are legal mechanisms to allow for the transfer of personal data from the E.U. to the U.S., in October 2015 the European Court of Justice invalidated the Safe Harbor framework and increased uncertainty around compliance with European Union restrictions on cross-border data transfers. As a result of the decision, it was no longer possible to rely on safe harbor certification as a legal basis for the transfer of personal data from the E.U. to entities in the U.S. On February 29, 2016, however, the European Commission announced an agreement with the United States Department of Commerce, or the DOC, to replace the invalidated Safe Harbor framework with a new E.U.-U.S. “Privacy Shield.” On July 12, 2016, the European Commission adopted a decision on the adequacy of the protection provided by the Privacy Shield. The Privacy Shield is intended to address the requirements set out by the European Court of Justice in its ruling by imposing more stringent obligations on companies, providing stronger monitoring and enforcement by the DOC and Federal Trade Commission, and making commitments on the part of public authorities regarding access to information. U.S. companies have been able to certify to the DOC their compliance with the privacy principles of the Privacy Shield since August 1, 2016. The Privacy Shield, however, is currently being challenged in European courts. Adherence to the Privacy Shield is not, however, mandatory. U.S.-based companies are permitted to rely either on their adherence to the E.U.-U.S. Privacy Shield or on the other authorized means and procedures to transfer personal data provided by the DPD.

In December 2015, a proposal for an E.U. General Data Protection Regulation, intended to replace the current EU DPD, introducing new data protection requirements in the E.U., as well as substantial fines for breaches of the data protection rules, was agreed between the European Parliament, the Council of the European Union, and the European Commission. The EU General Data Protection Regulation entered into force on May 24, 2016 and will apply from May 25, 2018.

In addition, the use and disclosure of personal health and other private information is subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with European governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. For example, on May 25, 2018, the E.U. General Data Protection Regulation, or GDPR, will become effective and will replace all national privacy laws of the E.U. member states. The GDPR contains rules relating to the collection and processing of personal information, which are not identical to the current rules under national privacy laws and which contain more strict provisions. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws could create material liability to us, result in adverse publicity and negatively affect our medical business.

Our failure to accurately anticipate the application or interpretation of these statutes, regulations and contractual obligations as we develop our medical and other products and services, a failure by us to comply with their requirements ( e.g ., evolving encryption and security requirements) or an allegation that defects in our medical or other products have resulted in noncompliance by our customers could create material civil and/or criminal liability for us, resulting in adverse publicity and negatively affecting our medical business. Any legislation or regulation in the area of privacy and security of personal information could affect the way we operate and could harm our business. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our solutions or increase the costs associated with selling our products and services, and may affect our ability to invest in or jointly develop our products and services in the United States, the European Union and in foreign jurisdictions. Further, we cannot assure you that our privacy and security policies and practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.

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

For instance, in 2010, the U.S. Patient Protection and Affordable Care Act, as amended by the U.S. Health Care and Education Reconciliation Act of 2010, or collectively, the PPACA, was enacted, which included, among other things, the following measures: an excise tax on any entity that manufactures or imports medical devices offered for sale in the United States; a Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research; reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers, effective March 30, 2013 (referred to as the Physician Sunshine Payment Act); payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013; and an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate. Some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to U.S. judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the PPACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the PPACA that are repealed. Thus, the full impact of the PPACA, any law replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation on our business remains unclear.

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

In addition, in the future there may continue to be additional proposals relating to the reform of the healthcare systems of the United States, the European Union, any individual Member State of the European Union or any other jurisdiction where we may operate. On June 14, 2016, the European lawmakers and regulators published the draft versions of the new Medical Device Regulations. If and when adopted, the new regulations will make major changes in the requirements for approval or clearance and compliance for all medical devices. Certain of these proposals could limit the prices we are able to charge for our medical products, or the amounts of reimbursement available for our medical products, and could limit the acceptance and availability of our medical products. The adoption of some or all of these proposals could have a material adverse effect on our financial position and results of operations.

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

The PPACA imposes a deductible excise tax equal to 2.3% of the sales price of a medical device on any entity that manufactures, produces or imports medical devices offered for sale in the United States, with limited exceptions, beginning in 2013. These taxes could have a material, negative impact on our results of operations and our cash flows. The excise tax has, however, been suspended on December 18, 2015 by the Consolidated Appropriations Act, 2016, which includes a two-year moratorium on the tax effective January 1, 2016 to December 31, 2017. Absent further legislative action, this excise tax will be automatically reinstated for medical device sales starting on January 1, 2018. We cannot predict if the suspension of this tax will be extended or if additional regulations will be implemented in a manner that could adversely affect us.

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

Our medical services and products are generally designed to support surgeons in the planning and performance of their operations. In our medical software products set up, training and engineering support, we make it very clear that responsibility for medical decisions rests exclusively with the responsible surgeon, who is responsible for carefully reviewing and explicitly approving the surgical plan and/or the design of the medical device that is proposed by our software and engineers. Nonetheless, we cannot assure that patients, hospitals, surgeons or other parties will not try to hold us responsible for all or a part of the medical decisions underlying the operations that we support, exposing us to potential litigation or civil and criminal liability for unauthorized medical decision-making. Such actions or liability could lead governmental agencies to conclude that our products or services are used improperly, all of which could significantly damage our reputation and could materially impair the continued adoption of our medical services and product offering in the market.

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

We have entered into collaborations with a number of industrial and medical device companies, including Zimmer-Biomet, DJO Surgical, DePuy Synthes, Global Orthopaedic Technology, Lima, Mathys, Siemens and HOYA. We have, in some cases individually and in other cases along with our collaboration partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly-owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected. For additional information, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Members of our board of directors and senior management beneficially owned approximately 71.3% of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of December 31, 2016. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our articles of association provide that, as long as Wilfried Vancraen, our founder and Chief Executive Officer, Hilde Ingelaere, an Executive Vice President of our company who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

The dilutive effect of our warrants and convertible bonds could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants and outstanding convertible bonds, as of December 31, 2016, there were outstanding granted warrants to subscribe for an aggregate of 1,681,000 ordinary shares at a weighted average exercise price of €8.25 per share, and €1.0 million of outstanding convertible bonds convertible into an aggregate of 508,904 ordinary shares at a conversion price of €1.97 per share. The warrants and convertible bonds likely will be exercised or converted if the market price of the ADSs equals or exceeds the applicable exercise or conversion price. To the extent such securities are exercised or converted, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in the deposit agreement related to the ADSs, holders of ADSs are not able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. Otherwise, holders of ADSs are not able to exercise their right to vote, unless they withdraw our ordinary shares underlying the ADSs they hold to vote them in person or by proxy. However, holders of ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of ADSs, the depositary, upon timely notice from us, will notify holders of ADSs of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders of ADSs a shareholder meeting notice which contains, among other things, a statement as to the manner in which voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from holders of ADSs on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) substantial opposition exists, or (ii) such matter materially and adversely affects the rights of shareholders. We cannot guarantee that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary’s liability to holders of ADSs for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or our company if their shares are not voted as they have requested or if their shares cannot be voted.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2017. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2016, an immaterial amount of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

We have identified material weaknesses in our internal controls over financial reporting and if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

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

Although we have expanded our accounting and compliance teams with additional staff and consultants with appropriate experience and technical accounting knowledge, our compliance with Section 404 will require that we incur further substantial accounting expenses and expend more significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff and consultants with appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, we identified material weaknesses in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2016. See “Item 15. Controls and Procedures.” We cannot assure you that we will be able to remedy the material weaknesses in a timely fashion or at all, or that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

In order to satisfy our obligations as a public company, we may need to hire additional qualified accounting and financial personnel and consultants with appropriate experience.

As a public company, we need to establish and maintain effective disclosure and financial controls. We have hired additional accounting and financial personnel and consultants with experience and technical accounting knowledge in this respect, but we may need to hire additional personnel and consultants with appropriate experience and technical accounting knowledge. It is difficult to recruit and retain such personnel and consultants, and our operating expenses and operations are and will be impacted by the direct costs of their employment or engagement and the indirect consequences related to the diversion of management resources from research and development efforts.

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

On October 10, 2008, we formed the Belgian company Mobelife NV, in which we initially owned 80.36% of the shares. On March 5, 2015, we purchased the remaining 22.3% interest and, as a result, we own 100% of the shares of Mobelife NV. On December 5, 2016, after a transfer of all assets of Mobelife NV to Materialise NV, Mobelife NV was dissolved and ceased to exist. The business of Mobelife NV has been fully integrated in and is continued by our Materialise Medical segment.

On January 21, 2011, we acquired 100% of the shares of the German company Marcam Engineering GmbH, which specializes in software solutions for 3D printed metal products, for a purchase price of €2.0 million. Marcam Engineering GmbH is assigned to our Materialise Software segment.

On February 28, 2013, we spun off our fixturing business to a newly incorporated subsidiary, RapidFit NV. Through a capital increase, the Tina fund of the Flemish investment company PMV NV acquired 16.66% of the shares of RapidFit NV on June 27, 2013. For additional information regarding our agreement with PMV regarding RapidFit NV, see “—RapidFit NV Shareholders’ Agreement” below. On September 30, 2013, RapidFit NV, through an asset purchase agreement, acquired for a purchase price of €0.4 million Advanced Machining, Ltd., a Michigan corporation, which is assigned to our Materialise Manufacturing segment. On December 31, 2016, we decided to transfer all the assets and activities of RapidFit, LLC, a subsidiary of RapidFit NV.

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

On April 29, 2014, we established RS Print NV, a 50/50 joint venture with RS Scan International NV, a Belgian company that designs and sells, among other things, foot scanning equipment and customized footwear. RS Print NV is active in the combined business of (i) providing technology for the design and additive manufacturing of customized footwear and footwear components and (ii) producing, with additive manufacturing technology, such footwear products. Each party contributed €500,000 to the joint venture at its incorporation and further contributions have been made (as part of a commitment to contribute an additional €4.0 million).

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

Capital Expenditures

Our capital expenditures amounted to €17.6 million, €14.4 million and €13.2 million for the years ended December 31, 2016, 2015, and 2014, respectively. In 2016, our main capital expenditures were €6.1 million related to building constructions in Belgium and Poland and €8.3 million for new machinery and installations, mainly in Europe. In 2015, our main capital expenditures were €3.3 million for land in Belgium and Poland for the extension of our headquarters and the addition of production facilities, respectively, €1.1 million for buildings in the United States and €7.3 million for additional machinery for our production facilities. In 2014, our main capital expenditures were €2.5 million for the acquisition of the 34 Fused Deposition Modeling, or FDM, printers and related equipment that we previously operated under a prior cooperation agreement with Stratasys Ltd. until December 2014, and €6.4 million for the acquisition of additional printers (including the metal printers that we acquired for the purpose of printing our own complex surgery medical implants). As of December 31, 2016, we have committed expenditures for the amount of €10.2 million related to the construction of the new buildings in Belgium and Poland, which we expect will mainly be financed by means of bank loans.

B. Business Overview

Our Mission

Our mission is to make a significant and lasting contribution to a better and healthier world through innovative applications of additive manufacturing using our software and hardware infrastructure.

Our Company

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing in the industrial and medical sectors and will continue to play an instrumental role as the industry evolves. In the healthcare sector, we bring software and medical devices to the market. Our medical software products include surgical planning tools that allow medical professionals to make 3D printable designs of the human anatomy. Our medical devices include surgical guides as well as customized medical implants. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. As of December 31, 2016, our team consisted of 1,432 full-time equivalent employees, or FTEs, and fully dedicated consultants. Our portfolio of intellectual property features 180 patents and 192 pending patent applications as of December 31, 2016. For the year ended December 31, 2016, we generated €114.5 million of revenue, representing 12.2% growth over the prior year, net loss of €3.0 million and Adjusted EBITDA of €9.5 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

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

Software Development. Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. As a result of our continued deployment over the course of more than 25 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Streamics, have evolved into industry-leading flagship products. Our software competency has evolved into a well-structured organization with 325 FTEs and fully dedicated consultants as of December 31, 2016 based at our headquarters in

Belgium and our local field offices in Germany, Malaysia, Ukraine, Poland, China and the United Kingdom. Our software development team works in close partnership with the commercial groups that are active in our various market segments through project teams that support our various products and services. These project teams rely, in turn, on research and development groups that develop libraries of software code that can be shared in multiple products and services across various markets. We have an established quality management system for the development of our software products that is ISO 9001 certified. We are also ISO13485 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States.

3D Printing. As a pioneer in the additive manufacturing industry, we believe we have an extensive history of 3D printing millions of parts utilizing a broad array of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group, which operates in an ISO 9001-certified quality management system, in an ISO 13485-certified system for the production of medical devices, and in an EN9100 certified system for the production of plastic aerospace parts, has its own maintenance and research team that utilizes an in-house laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment. As of December 31, 2016, we had production teams consisting of 281 FTEs and fully dedicated consultants who are spread throughout our headquarters in Belgium and our local field offices in the Czech Republic, Germany, Poland, Japan and the United States. As of December 31, 2016, we operated a total of 144 3D printers and six vacuum casting machines at these service centers. (See “—Manufacture and Supply” for more detailed information about the printers we operate).

Engineering. Our engineering expertise is integral to our entire business, as it enhances our software development and 3D printing expertise. Our engineers work in teams that support customers in different market segments. These teams work directly with our customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions we provide. Our engineering teams have particular expertise in industrial and medical applications, including patient-specific surgical guides, models and implants with the applicable market clearances. Our teams are highly specialized, especially in the medical field, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. Our engineers operate within the framework of a certified quality management system. Our engineering teams make extensive use of our proprietary software tools and have direct access to our 3D printing center where developments can be tested in an actual production environment. As of December 31, 2016, we had engineering teams consisting of 189 FTEs and fully dedicated consultants based at our headquarters in Belgium and our local field offices in Malaysia, Ukraine and Colombia.

Our Market Segments

The product and service offerings developed by our three core competencies are offered through a market oriented organization that is active across three principal market segments: (i) Materialise Software, (ii) Materialise Medical, and (iii) Materialise Manufacturing. We believe that our customers benefit significantly from the synergistic interplay between our core competencies and the three market segments on which we focus and which provide constant end-user feedback to the product development and support teams within our core competencies. For example, we believe our software programs have become globally leading products in the markets we serve as a result of many factors including the sharing of knowledge within our central software development group as well as our in-house production operations, which enable us to continuously innovate, refine and focus our software solutions and provide us with valuable insight into our customers’ objectives and needs. Similarly, certain aspects of the equipment, processes and know-how that enable us to print surgical guides cleared by the FDA, and CE-labeled implants are applicable to certain industrial markets we serve, including automotive and aerospace, where our customers have stringent requirements for high quality precision parts.

Our Materialise Software Segment

In our Materialise Software segment, we offer proprietary software worldwide through programs and platforms that enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of 3D printers, and various software applications and capturing technologies, including CAD packages and 3D scanners, by enabling data preparation and process planning. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, such as 3D Systems Corporation, Arcam AB, Concept Laser GmbH, envisionTEC GmbH, EOS GmbH, The ExOne Company, Renishaw PLC, SLM Solutions Group AG, Stratasys Ltd. and voxeljet AG. In addition, we have entered into a partnership agreement with Siemens for the integration of our additive manufacturing technology into Siemens’ NX software, which will enable the streamlining of the design to manufacturing process for products being produced using additive manufacturing. We offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with almost all 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who can benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems OEMs.

As of December 31, 2016, our Materialise Software segment (including core competencies) had a team of approximately 251 FTEs and fully dedicated consultants, with approximately 39% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Germany, Japan, Malaysia, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts, hardware controller sales for our Materialise Controllers and custom software development services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. We charge our custom software development services either on a time and material or on a fixed-cost basis. For the years ended December 31, 2016, 2015 and 2014, our Materialise Software segment generated revenue of €30.1 million, €25.8 million and €18.1 million, respectively, representing 26.3%, 25.3% and 22.2% of our total revenue, respectively, and 16.8%, 42.6% and 34.7% growth over the prior year, respectively.

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

•	Streamics. Complementary to Magics is our Streamics product, which is a central additive manufacturing logistics and control system that links operators, 3D printers (including those from various OEMs and based on different technologies), processes, materials and shipment flows together to improve customer service and save time and money. Streamics provides a user-friendly, server-based system, which centralizes our customers’ project data and makes it easier to collaborate among team members and communicate with customers. The configurable modules are designed to facilitate communication, support the organization and execution of data preparation, plan machine capacity, and guide post-processing steps, allowing additive manufacturing teams to quickly adapt to business and market changes.

•	3-maticSTL. 3-maticSTL is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing STL files.

•	MiniMagics and MiniMagicsPro. MiniMagics and MiniMagicsPro provide solutions for our customers working in data preparation, or in quoting and quality control teams. MiniMagics allows customers to view STL files and communicate in an efficient way with their account manager by seeing the same visualization of the part on their respective screens. MiniMagicsPro is a professional STL file communication tool that allows account managers to access multiple file formats and exchange annotations and comments with the customer, and generate quotations taking into account file quality and the appropriate build orientation of each part. MiniMagics Pro is designed to give our customers’ quality control and finishing teams the ability to compare measurement results with the initial design and deliver professional quality reports.

•	Build Processors and Machine Control Software. We work in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. Our build processors automatically translate the 3D model data into layer data to provide sliced geometry and can link the latter with the appropriate build parameters to feed the machine control software. Another key benefit of our build processors is that they allow for a two-way communication between Magics and 3D printers. In essence, the build processor not only tells the machine what to do, but is also capable of receiving feedback from the machine allowing the operator to trace and store data on specific jobs for quality control and other purposes. Our machine control software interprets sliced build data that is transferred to 3D printers and steers such machines, helping to ensure smooth and trouble-free production. As a result of our acquisition of Marcam Engineering GmbH in 2011, which is now fully integrated into our software development operations, we were able to expand our coverage of metal sintering machines.

•	e-Stage. e-Stage is a software solution that increases additive manufacturing productivity by automating STL support generation, optimizing the STL build process, and reducing the time our customers spend on finishing work such as build support removal and sanding. e-Stage is designed to allow our customers to use less material, to be able to 3D nest and to minimize failed builds.

•	Materialise Controller. Materialise Controller controls and steers additive manufacturing machines using embedded Materialise software, and is fully integrated into the Materialise 3D printing software platform. It is engineered towards research and development applications, machine manufacturers and those who want to control or adapt the production process to their specific needs.

•	3DPrintCloud. Through this cloud based software-as-a-service (SaaS) solution, we make 3D printing functionality available online for integration into web-based and desktop applications. Next to the application programming interface (API) offering, a web-based application is available enabling upload and manipulation of design files. This solution is subscription based, and started with initial offerings of basic print preparation operations, such as fixing and printability checks. We expect that it will be extended following growing market needs for SaaS access to the Materialise Software portfolio .

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

For the years ended December 31, 2016, 2015 and 2014, our ten largest customers in the Materialise Software segment represented 15.6%, 10.5% and 12.3%, respectively, of our Materialise Software segment’s revenue.

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

As of December 31, 2016, our Materialise Medical segment consisted of approximately 523 FTEs, with approximately 30% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in Australia, China, Colombia, France, Germany, Japan, Malaysia, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Medical segment through clinical services and medical software. We sell medical devices that we print for our customers and sell licenses to our medical software packages and software maintenance contracts. We also provide custom software development and engineering services, for which we charge either on a time and material or on a fixed cost basis. The majority of these medical devices that we printed in 2016 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners Zimmer Biomet, DJO Surgical, DePuy Synthes, Stryker, Global Orthopaedic Technology, Corin, Mathys and Lima. We also started to print patient-specific implants that we sell directly to hospitals or distribute through DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals. For the years ended December 31, 2016, 2015 and 2014, our Materialise Medical segment generated revenue of €37.9 million, €34.9 million and €30.0 million, respectively, representing 33.1%, 34.2% and 36.9% of our total revenue, respectively, and 8.8%, 16.1% and 7.3% growth over the prior year, respectively.

Medical Software. Our software allows medical-image based analysis and engineering as well as patient-specific design of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies. Our medical software often serves as an introduction to our capabilities and in certain cases leads to clinical services opportunities. Our medical software packages are:

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

Clinical Services. Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provide their doctors with virtual surgical planning services for their review and approval. In most cases, we also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, we deliver 3D printed customized patient-specific medical implants. In our 3D printing centers in Belgium and the United States, we have separate production lines, with an aggregate of 24 machines that only print devices for our Materialise Medical segment.

We believe that our medical image-based simulation and planning software and 3D printing technology can assist medical device companies, hospitals and clinicians in solving complex problems, ranging from virtual preparation tools, over patient-specific surgical guides, to patient-specific implants which can contribute to increased quality of life.

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

Our 3D printed surgical guides include joint replacement guides for knee, shoulder and hip replacement surgeries, osteotomy guides and CMF guides, and our 3D printed implants include hip-revision implants, shoulder and CMF implants. The surgical guides we print for U.S. based patients are FDA-cleared, and our medical devices for EEA-based patients bear the appropriate CE labels. We address large surgical markets in orthopedics and CMF through collaboration agreements with leading medical device companies, including Zimmer-Biomet, DJO Surgical, DePuy Synthes, and Lima. Pursuant to these agreements, we print joint replacement and CMF guides that our collaboration partners distribute under their own brands, together with their own implants, in the United States, Europe, Japan and Australia. We leverage our collaboration partners’ distribution capabilities to extend our reach into these large markets, and our collaboration partners utilize our 3D printing-related expertise to provide surgical planning and customized devices to surgeons. We also address certain high value-added, specialty applications by providing the full solution ourselves, including the delivery of CE-labeled implants and guides directly to the hospital or surgeon. Such applications include customized hip revision, shoulder and CMF implants in a patented porous matrix configuration and osteotomy guides. Our CMF implants, hip revision and shoulder implants and osteotomy guides are currently distributed in Europe, and our CMF implant activities are conducted through our subsidiary OBL SA. The shoulder and hip revision implant activities, which used to be conducted through our subsidiary Mobelife NV, are now conducted through our company, following the dissolution of Mobelife NV.

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

Sales and Marketing. We distribute our medical software through our direct sales force, our website and PACS partners (some of which partners also include our OrthoView solutions in their product offering to hospitals). We distribute our 3D printed medical devices primarily through our agreements with our collaboration partners such as Zimmer Biomet, Depuy Synthes and Stryker. In specialty markets, we market and distribute our 3D printed medical devices and other clinical services through our experienced engineers who develop a close collaboration with key opinion leaders in each of these market segments.

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

Customers. The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities and industrial companies. For the year ended December 31, 2016, Zimmer Biomet, DJO Surgical, DePuy Synthes, and Lima collectively represented 43.9% of the sales of this segment and total software sales represented 37.1% of our total Materialise Medical segment sales. Most of our other clinical service sales to customers are executed on the basis of single transaction contracts or purchase orders. These contracts and purchase orders lay out the pricing, delivery and other terms of the order.

Collaboration Partners. We collaborate with leading medical device companies for the development and distribution of our surgical planning software, services, and products, including with Zimmer Biomet, DJO Surgical, DePuy Synthes, Global Orthopaedic Technology, Lima and Mathys. Pursuant to these arrangements, we develop and license software and sell surgical guides, including for use in the fields of knee and shoulder replacement, CMF and thoracic procedures that our collaboration partners may then distribute under their own brands, together with their own implants, mainly in the United States, Europe, Japan and Australia. In addition, we grant licenses to collaboration partners to use, market and distribute such software or surgical guides. Some of the licenses we have granted to our products and software provide for exclusive rights, including with respect to a particular field of medicine or to the software or product developed during the collaboration, and certain collaboration partners may have rights of first refusal with respect to related products or collaborations. The compensation structures under these arrangements vary and may include an upfront fee, royalties, milestone payments linked to certain targets, and fees for the service, maintenance and training we provide in connection with our software and products.

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

As of December 31, 2016, our Materialise Manufacturing segment consisted of 426 FTEs and fully dedicated consultants, with based 42% at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, Italy, Poland, Spain, Sweden and the United Kingdom.

Business Model. We generate revenue in our Materialise Manufacturing segment through the sale of parts that we print for our customers. For the years ended December 31, 2016, 2015 and 2014, our Materialise Manufacturing segment generated revenue of €46.4 million, €41.4 million and €33.2 million, respectively, representing 40.5%, 40.6% and 40.8% of our total revenue, respectively, and 12.1%, 24.6% and 22.0% growth over the prior year, respectively. For the year ended December 31, 2016, approximately 80.0% of the revenue was derived from the printing services offered by our additive manufacturing solutions business and 20.0% of the revenue was derived from our niche industrial and consumer solutions, RapidFit+ and i.materialise. Of the revenue generated by our additive manufacturing solutions business for the year ended December 31, 2016, approximately 59.4% was derived from rapid prototyping and approximately 40.6% was derived from additive manufacturing of end parts.

Industrial Services. We offer the following services in our Materialise Manufacturing segment:

•	Additive Manufacturing Solutions. We provide design and engineering services and rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, art and architecture and aerospace markets. In our service centers in Belgium, the Czech Republic and Poland and Germany, as of December 31, 2016, we operated 120 3D printers and six vacuum casting machines, producing both prototypes and production parts based on our customers’ product designs. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, FDM, PolyJet, powder binding, Multi Jet Fusion, selective laser melting(or SLM), and vacuum casting. In order to meet specific customer needs for very large printed parts, we developed Mammoth, our own proprietary stereolithography technology, which we believe is capable of printing parts larger than those produced using any other stereolithography technology by utilizing a build area of approximately 1.26 cubic meters with a length of 2 meters. We currently operate 15 Mammoth 3D printers in our Belgian service center.

•	Niche Industrial and Consumer Solutions. We have developed additive manufacturing solutions that serve certain specialty industrial and consumer applications. Our RapidFit+ business utilizes additive manufacturing to provide the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. We engineer and 3D print fixtures that allow automobile manufacturers and their suppliers to improve the quality control and efficiency of their manufacturing processes by allowing them to inspect and measure component parts, such as bumpers, before assembly. Through the use of additive manufacturing technology, we believe that RapidFit+ fixtures provide more functionality and flexibility than the traditional fixtures that are currently widely used in the automotive industry. In 2013, we established a subsidiary, RapidFit Inc., in the United States to directly access the U.S. automotive market. In 2015, we expanded our RapidFit Inc. production capabilities with one 3D printer. In 2016, we fully integrated the RapidFit+ business into our Materialise Manufacturing segment.

In the consumer market, i.materialise, our global online 3D printing service that caters to the “home professional.” Designers, students, inventors and everyday consumers who want to create something unique can utilize our online service to produce their own products and, if they desire, share their products with, and even offer them for sale to others through our platform. Users can upload their 3D designs, choose from a large selection of materials and colors, and instantly see the price for such models in the desired scale and quantities. Users can also buy 3D printed products from the catalogue of .MGX by Materialise or other third party designs on our i.materialise website. .MGX by Materialise is a collection of 3D printed lamps, furniture, and other home furnishings and accessories, many of which have been developed in collaboration with well-known designers to showcase the opportunities that additive manufacturing offers to create products with a new look and innovative functionality. Pieces from the .MGX collection have become design icons featured in world renowned museums, including the Museum of Modern Art in New York and the Centre Pompidou in Paris, and have won many awards, including the Visionaries! award by the Museum of Art & Design, the Global Venice Award 2013 and the Red Dot Design Award. Through the .MGX by Materialise collection, we gain access to professionals as well as home designers. In 2016, we fully integrated the i.Materialise platform into our Materialise Manufacturing segment.

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

We have separate teams dedicated to the fixtures market where our account managers’ thorough technical knowledge is key to effectively managing our RapidFit+ application. All sales for our i.materialise platform are through our website. The i.materialise sales and marketing team is mainly located at our headquarters in Belgium.

Customers. The customers for our Materialise Manufacturing segment are from a wide variety of industries, including automotive, aerospace, healthcare, industrial machining, art and design and consumer products For these customers, we offer a complete set of services ranging from co-creation, to design and engineering, rapid prototyping, and certified manufacturing of end-use parts, including the RapidFit+ service offered to automotive customers.

Through our co-creation offering, we work together with customers to solve complex design challenges and to discuss how the introduction of 3D printing can affect product development, manufacturing workflow, business models and customer experiences. For example, a co-creation with HOYA, in collaboration with Hoet Design Studio, saw the launch of the world’s first vision-centric, 3D-tailored eyewear solution, Yuniku, in the fall of 2016. Yuniku enables individualized lens and frame design through a sophisticated end-to-end digital supply chain, which includes a custom 3D scanner and software platform, co-created by us and HOYA, directly linked to our Manufacturing factory where we provide our Certified Additive Manufacturing services.

Through our Design and Engineering service, we also provide support for those customers looking for support in their initial concept design or with maximizing a design for 3D printing. Our Design and Engineering team, which is comprised of highly specialized designers and CAD engineers, offers dedicated design and software support for additive manufacturing, including remodeling and file preparation, as well as 3D scanning and measuring.

The customers of both our Materialise OnSite and i.materialise platforms order through our website. Materialise OnSite customers tend to be industrial customers looking to rapid prototype parts quickly and reliably, often taking advantage of fast-lane machines to ensure short lead times for time-critical projects. For i.materialise, while there is a potential to address the wide consumer market with this platform, we prefer to describe our current customers as “home professionals.” Our i.materialise client base includes independent designers and CAD hobbyists that often sell their creations or their services to others, including, in certain instances, through the i.materialise gallery. We believe this is an interesting subsegment of the market to focus on because these customers often have recurring needs and require a quality level that the market generally expects from us. Through i.materialise’s APIs, companies can also partner with i.materialise to give their own customers a cloud-based, 3D-printing solution on their website, streamlining the ordering, manufacturing and shipping processes through a direct link to our factory for 3D printing. In 2016, Microsoft used the i.materialise API to offer a cloud-based 3D print solution for Windows 10 users, and PTC did the same for Creo 4.0 software users.

Most of our straightforward additive manufacturing and rapid prototyping solutions are executed on the basis of single transaction contracts or purchase orders with the customer. These contracts and purchase orders lay out the pricing, delivery and other terms of the order. For our Certified Additive Manufacturing service, an entirely new approach to ensure parts are made according to agreed standards is required, for which we have set processes to onboard new customers. An example of this is our dedicated aerospace manufacturing line, backed by certifications EN9100 and EASA Part 21G, through which we are currently manufacturing plastic parts for Airbus’s A350 XWB. We expect that as demand for our Certified Additive Manufacturing service grows, more long-term agreements may be entered into.

For the automotive manufacturers and their suppliers that use our RapidFit+ service, the fixtures are custom engineered by dedicated teams. Our RapidFit+ customers, which include their quality departments, expect that fixtures meet high accuracy standards. A number of automotive OEMs in Europe are currently considering our innovative solution as a potential new standard, while a solid base of automotive Tier 1 suppliers in Europe has embraced RapidFit as one of their fixture solutions. We see that a growing number of global Tier 1 suppliers with facilities in the United States are currently placing limited orders with a view to investigating the advantages of our RapidFit+ technology.

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

Geographic Information

Our revenues by geographical area for the year ended December 31, 2016 were 26.9% for the Americas, 59.3% for Europe and 13.8% for Asia, as compared to 30.4% for the Americas, 57.8% for Europe and 11.8% for Asia, for the same period in 2015, and 31.4% for the Americas, 58.2% for Europe and 10.4% for Asia for the same period in 2014. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Manufacture and Supply

We produce our 3D printed products at our service centers in Belgium, the Czech Republic, Germany, Poland, Japan and the United States. We print substantially all of products in-house using a variety of technologies, including stereolithography, laser sintering, FDM, PolyJet, powder binding, Multi Jet Fusion, SLM and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components and metal parts) are required or for capacity balancing purposes. As of December 31, 2016, we operated a total of 144 3D printers and six vacuum casting machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labeling of our products. The table below provides selected information about our 3D printers:

Technology	Size	Manufacturer	Number

Stereolithography	Small/Medium Size	3D Systems Corporation	25
	Medium Size	Materialise	3
	Mammoth	Materialise(1)	15

PolyJet	Connex	Stratasys Ltd.	4

FDM	Small Size(2)	Stratasys Ltd.	2
	Medium Size(3)	Stratasys Ltd.	25
	Large Size(4)	Stratasys Ltd.	10

Laser Sintering	Small Size	EOS GmbH	4
	Medium Size	3D Systems Corporation	9
	Medium Size	EOS GmbH	15
	Large Size	EOS GmbH	18

Multi Jet Fusion	Medium Size	HP	1

Powder Binding Vacuum Casting	Medium Size Small Size Medium Size Medium Size Large Size	3D Systems Corporation MCP HEK GmbH MCP HEK GmbH SCHUHL MCP HEK GmbH	5 1 2 1 2

Direct Metal Laser Sintering	Medium Size	EoS GmbH	3
	Medium Size	Concept Laser GmbH	4
	Medium Size	Renishaw	1

(1)	We have proprietary stereolithography machines based on our patented curtain coat technologies. The original curtain coat machines had a medium sized build volume. These medium sized machines have subsequently been adapted to become the extra-large sized Mammoth machines.
(2)	Small size machines are machines with a build volume of less than 250×250×250 mm.
(3)	Medium size machines have a build volume of less than 500×500×500 mm.
(4)	Large size machines have a build volume of more than 500×500×500 mm.

As of December 31, 2016, 24 printers produced parts exclusively for our Materialise Medical segment, while the other 120 printers and six vacuum casting machines printed parts for our Industrial Production segment.

As of December 31, 2016, all of our 3D printers and vacuum casting machines were either owned or held under a financial lease. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.

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

With the exception of FDM-materials, we believe that none of our other raw material requirements is limited to any significant extent by critical supply or price volatility. We continuously look for second sourcing of our raw materials in order not to be dependent on a single supplier in case a supply issue was to occur. We monitor the costs of our raw materials in order to optimize the cost/performance whilst not jeopardizing the expectations of our customers and the safe use of the materials in critical applications. In 2016, Stratasys was our single supplier for FDM-materials, although we source a broad range of different material grades from Stratasys.

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

We have a long history of research and development through collaborations, which augment our internal development efforts. Our earliest joint research projects date from the early 1990s with market leading collaboration partners such as Siemens AG, Zeneca and the University of Leuven ( Katholieke Universiteit Leuven ), or KU Leuven. Many of our innovations are based on industrial collaborations such as those with Phonak Staefa Switzerland and Zimmer Biomet. As of December 2016, we were active in 24 government funded research projects. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2016, we had more than 60 active research and development projects in various stages of completion and more than 200 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Poland, the United Kingdom, Ukraine, China and Malaysia.

For the year ended December 31, 2016, our research and development expenses were €17.7 million, or 15.4% of our revenue, as compared to €18.2 million, or 17.8% of our revenue, in 2015.

Our research and development projects include the following:

1.	Various software development projects including projects related to engineering and design for 3D printing, multiplatform applications (for example, applications for Windows, Apple and Android) and improving existing technological challenges (for example, the handling of large amounts of data and advanced image segmentation), which are expected to benefit both our Materialise Software and Materialise Medical segments;

2.	A research project to understand and streamline the different additive manufacturing technologies (sintering, stereolithography, FDM and SLM);

3.	A research project in our Materialise Medical segment to develop patient specific implants for orthognathic and bone repositioning surgeries;

4.	A research project in our Materialise Medical segment that aims at creating 3D printable guides on the basis of x-ray data;

5.	Release of a research version of Mimics software that allows post-operative analysis of implant placement using x-ray data;

6.	A research project in our Materialise Medical segment regarding automation of segmentation of medical images and using them for population analysis;

7.	Continued investment in our Materialise Manufacturing segment in our RapidFit+ and i.materialise businesses; and

8.	Several research projects related to improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit our three segments.

We also regularly apply for research and development grants and subsidies under European, Belgian, British, French, German and Czech grant rules. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the Flemish government (VLAIO, or Vlaams Agentschap Innoveren en Ondernemen, the former IWT) and the European Union (FP7 and H2020 framework programs).

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

As of December 31, 2016, our portfolio of intellectual property features 180 issued patents and an additional 192 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2020 and 2035, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

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

We are party to various licenses and other arrangements that allow us to practice and improve our technology under a broad range of patents, patent applications and other intellectual property, including agreements with our collaboration partners, Zimmer Biomet, DJO Surgical, DePuy Synthes, Global Orthopaedic Technology, Lima, Mathys, Stryker, Corin, Siemens and HOYA.

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

Healthcare Regulatory Matters

In our Materialise Medical segment, we are subject to extensive and complex U.S. federal, state and local, European and other applicable foreign healthcare and medical devices laws and regulations.

Both before and after approval or clearance our medical products and product candidates are subject to extensive regulation. In the United States, the FDA under the Federal Food, Drug and Cosmetic Act primarily regulates us. In Europe and in other foreign jurisdictions in which we sell our medical products, many of the regulations applicable to our medical devices and products in these countries are similar to those of the FDA. Together, these regulations govern, among other things and where applicable, the following activities in which we are involved:

•	product development;

•	product testing;

•	product clinical trial compliance;

•	product manufacturing;

•	product labeling and instructions for use;

•	product safety, product safety reporting, recalls and field corrective actions;

•	product packaging and storage;

•	product registration, market clearance or approval;

•	product modifications;

•	product marketing, advertising and promotion;

•	product import and export, restrictions, tariff regulations, duties and tax requirements;

•	product sales and distribution;

•	post-market surveillance, including reporting of deaths or serious deterioration in the state of health and malfunctions that, if they were to recur, could lead to death or serious deterioration in the state of health;

•	record keeping procedures;

•	registration for reimbursement; and

•	necessity of testing performed in country by distributors for licenses.

Failure to comply with the Federal Food, Drug and Cosmetic Act could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a medical device candidate, product recall, product seizure, interruption of production, operating restrictions, suspension or withdrawal of product approval, injunctions or criminal prosecution. In non-U.S. countries, failure to comply with applicable laws and regulations could result in similar actions, and in the suspension or withdrawal of Quality Management System certification which may be a prerequisite to market medical devices.

The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

C. Organizational Structure

The following illustrates our corporate structure as of the date of this annual report:

Materialise NV
100%
Materialise Malaysia SDN. Bhd. - Malaysia
100%
Materialise Japan K.K. - Japan
100%
Materialise Shanghai Co. Ltd - China
100%
Materialise Australia PTY Ltd - Australia
83.33%
RapidFit NV - Belgium
100%
Materialise Austria GmbH - Austria
100%
Materialise Czech Republic SRO – Czech Repulbic
100%
Materialise France SAS - France
100%
OBL SAS - France
100%
Materialise GmbH - Germany
100%
Materialise UK Limited – United Kingdom
100%
Materialise Ukraine LLC - Ukraine
100%
Materialise SA - Poland
100%
Materialise S.R.L. - Italy
50%
RSPRINT powered by Materialise NV - Belgium
100%
OrthoView Holdings Limited – United Kingdom
100%
Meridian Technique Limited – United Kingdom
Meridian (Corporate Trustee) Limited – United Kingdom
OrthoView Limited – United Kingdom
100%
100%
100%
Orthoview, LLC - USA
99%
Materialise USA, LLC - USA
100%
Materialise Colombia SAS - Colombia
100%
RapidFit, LLC - USA

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

D. Property, Plants and Equipment

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France and the United States. We also lease other service centers and sales offices, which are located in Austria, China, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom, the United States, Poland, Colombia, Australia and Italy. The aggregate annual lease payments for our facilities in 2016, 2015 and 2014 were €1.6 million, €1.2 million and €1.2 million, respectively. The table below provides selected information regarding our facilities.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium*	Owned	Corporate headquarters; production	34,593 sq. m.	N/A
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Northville, Michigan, United States	Owned	Condo	1,072 sq. ft.	N/A
Sterling Heights, Michigan, United States	Leased	Office; production	14,235 sq. ft.	April 30, 2020
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	343 sq. m.	March 31, 2018
Kawasaki, Japan	Leased	Production	205 sq. m.	May 14, 2018
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Vienna, Austria	Leased	Office	34 sq. m.	December 31, 2021
Gilching, Germany	Leased	Office	399 sq. m.	December 31, 2021
Bremen, Germany	Leased	Office	499 sq. m.	October 31, 2018
Bremen, Germany	Leased	Office; production	628 sq. m.	Indefinite term
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2019
Chatillon, France	Leased	Office	545 sq. m.	September 30, 2025
Kiev, Ukraine	Leased	Office	2,680 sq. m.	June 28, 2018
Sheffield, United Kingdom	Leased	Office	1,950 sq. ft.	January 31, 2018 (partially) and November 30, 2017 (partially)
Southampton, United Kingdom	Leased	Office	1,999 sq. m.	August 6, 2018
Shanghai, China	Leased	Office	1,200 sq. m	June 8, 2019
Medellin, Colombia	Leased	Office	120 sq. m.	December 1, 2017
Wroclaw, Poland* Sydney, Australia Milan, Italy	Leased Leased Leased	Office; production Office Office	1,037 sq. m. 30 sq. m. 43 sq. m.	August 31, 2017 August 31, 2017 November 30, 2020
*	In Belgium, we have acquired additional land (with a surface area of 13,500 sq. m.) and have started construction on an expansion of our existing office building with additional office and production space (10,000 sq. m.). The targeted date for the start of usage of the new office space is July 2017. In Poland, we acquired land (with a surface area of 2.3975 hectare) and have started construction on a new office building with additional office and production space (10,000 sq.m.). The targeted date for the start of usage of the new office space is July 2017.

See also “—B. Business Overview—Manufacture and Supply” for information about the printers we operate and “—Regulatory / Environmental Matters—Environmental Matters” for information about environmental matters and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” for more information about indebtedness secured by mortgages.

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

A. Operating Results

Overview

Company Overview

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing and will continue to play an instrumental role as the industry evolves. In the healthcare sector, our technology is responsible for the design and manufacture of customized, patient-specific medical devices that includes both surgical guides (and related bone models) as well as customized implants. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. As of December 31, 2016, our team consisted of 1,432 FTEs and fully dedicated consultants. Our portfolio of intellectual property featured 180 patents and 192 pending patent applications as of December 31, 2016. For the year ended December 31, 2016, we generated €114.5 million of revenue, representing 12.2% growth over the prior year, net loss of €3.0 million and Adjusted EBITDA of €9.5 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “—Other Financial Information” below.

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

Growth Strategy

In our Materialise Software segment, we expect that the demand for software platforms such as ours, which interface with virtually all 3D printers, is likely to grow as sales of 3D printing systems, in particular for professional use, continue to grow. We believe that we can continue to increase the market penetration of our software platforms by expanding relationships with OEMs as well as with industrial users of 3D printers. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require important investments in the expansion of our marketing and sales presence. In order to be able to meet, in particular, the demands of new entrants to the addictive manufacturing market, we intend to also invest significantly in the development of our software products, including in order to further their compatibility with the hardware and software of as many as possible other players in the ecosystem. On March 10, 2015, we acquired the Belgian-based company Cenat BVBA. With Cenat BVBA’s proprietary technology on machine control, we have added new software solutions for ensuring adequate quality control in additive manufacturing production processes.

In our Materialise Medical segment, we intend to invest significantly in the development of new clinical services offerings, in both large scale and specialty markets, because we believe that there are growth opportunities for new applications and because we acknowledge that some of our collaboration partners will bring their own solutions to the market replacing certain of our current product offerings. We also intend to further target the hospital market even more than in the past and have re-oriented our sales force and expanded our product portfolio in line with this strategy. Because customized medical products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for providers of safe medical software tools, such as our company, that can pass significant regulatory scrutiny. In order to form the basis of stable annual revenue growth in the longer term, we have transitioned from a perpetual to a time-based license model for certain of our medical software products.

In our Materialise Manufacturing segment, we believe that demand for 3D printing services will continue to grow. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of end products (in particular industrial end parts, such as fixtures for the automotive industry). For industrial end parts, we intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market that we focus on. In addition, we believe that the cooperation between our local sales teams, which are in close proximity to our customers, and our engineering teams, which can bring in additional expertise where required, is an important asset to further increase our customer base. We believe that, in the highly consolidated and still consolidating automotive market, a high added value technology such as ours can be a driver for the consolidation of the currently fragmented submarket of measurement fixtures. We have further integrated i.materialise in our Materialise Manufacturing segment. We engage in co-creation sessions with a limited number of carefully chosen partners who have the intention of transforming their manufacturing ecosystem through the use of 3D printing. Our partnership with HOYA is a good example of the result of these co-creation sessions. We believe that there is potential for similar partnerships in other markets.

Recent Developments

There has been no other significant change in our financial condition or results of operations since December 31, 2016.

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

We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, surgical guide and other product development activities are not met until shortly before the products are available for sale, unless the development is done based upon specific request of the customer and subject to an agreement. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred.

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

Management has determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the developed products are available for sale unless the development is done based upon specific request of the customer and subject to an agreement. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred. This assessment is monitored by us on a regular basis.

Share-Based Payment Transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted and measured the cost of cash-settled transactions by reference to the fair value of the equity instrument at the date of reporting. We have applied the Black-Scholes valuation model to estimate fair value. Using this model requires management to make assumptions with regards to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 13 to our consolidated financial statements and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of our company and of a number of quoted peers in the 3D printing industry;

•	Estimated life of the warrant is estimated to be until the first exercise period which is typically the month after their vesting;

•	Fair value of the shares is determined based on the price of our ADSs on NASDAQ at the date of issuance. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with three-year cash flow projections and a multiple of EBITDA determined based on a number quoted peers in the 3D printing industry.

•	The dividend return is estimated by reference to the historical dividend payment of our company. Currently, this is estimated to be zero as no dividends have been paid since inception.

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

As of December 31, 2016, we had €9.5 million (2015: €12.2 million; 2014: €10.3 million) of tax losses carry forward and other tax credits such as investment tax credits and notional interest deduction, of which €1.6 million related to Materialise NV (2015: €2.0 million; 2014: €3.6 million). These losses relate to Materialise NV and subsidiaries that have a history of losses, do not expire, except for the notional interest deduction of €0.3 million in 2016 (2015: €0.4 million; 2014: €0.3 million) and may not be used to offset taxable income elsewhere our consolidated group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized in 2016, 2015 or 2014, given that it in view of the Belgian Patent Income Deduction there is an uncertainty to what extent these tax losses will be used in future years. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Currently we are preparing a detailed analysis of our tax situation and tax planning. Once this analysis has been finalized, we will on which basis reassess the need for a valuation allowance on the deferred tax assets.

With respect to the unused tax losses and credits of our subsidiaries, deferred tax assets have been recognized for €0.1 million only (2015: €0.9 million; 2014: €58,000). We have not recognized deferred tax assets on unused tax losses totaling €8.9 million in 2016 (2015: €9.7 million; 2014: €9.2 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If we were able to recognize all unrecognized deferred tax assets, net profit would have increased by €3.0 million in 2016, in which €0.8 million of tax losses were utilized. Further details on taxes are disclosed in Note 20 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant & Equipment

We had goodwill for a total amount of €8.9 million as of December 31, 2016 (2015: €9.7 million; 2014: €7.7 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. No impairment charges were recorded during 2016 (2015: €0.1 million; 2014: € nil).

Business Combinations

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires us to use significant estimates and assumptions, including

•	estimated fair value of the acquired intangible assets;

•	estimated fair value of property, plant and equipment; and

•	estimated fair value of the contingent consideration.

The contingent consideration as included in the financial statements is recorded at fair value at the date of acquisition and is reviewed on a regular basis, at least annually. The fair value of the contingent consideration is based on risk-adjusted future cash flows of different scenarios discounted using appropriate interest rates. The structure of the possible scenarios and the probability assigned to each one of them is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios as well as the evolution of the variables.

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

Recent Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our financial statements are disclosed in our financial statements included elsewhere in this annual report. We believe the following standards may have an effect on our results of operations or financial position:

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

IFRS 9 requires us to record expected credit losses on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We expect to apply the simplified approach and record lifetime expected losses on all trade receivables.

We plan to adopt the new standard on the required effective date. We expect no significant impact on our balance sheet and equity.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

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

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. We plan to adopt the new standard on the required effective date. We have performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. Once the analysis is performed, the transition method will be chosen. Based on the current sales contracts, both methods are feasible from implementation perspective and we do not expect a significant impact in the implementation. Furthermore, we are considering the clarifications issued by the IASB in April 2016 and will monitor any further developments.

We will continue to assess individual contracts to determine the performance obligations included, relating to licenses and royalty based sales, maintenance and support services and the estimated variable considerations and related constraints.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in our financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2016 we developed and started testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Our directors are currently reviewing the impact of the implementation of IFRS 15 and have yet to conclude on whether it will have a significant impact on our financial statements in the year of initial application. This analysis is expected to be finalized in the last quarter of 2017.

IFRS 16, Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, subject to endorsement by the European Union. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. We are however not intending to early adopt this standard.

During 2017 we plan to assess the potential effect of IFRS 16 on our consolidated financial statements. To see the volume of operating leases, please refer to Note 22 of our financial statements included elsewhere in this annual report.

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

We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding non-recurring initial public offering related expenses and non-cash stock-based compensation expenses to EBITDA. Disclosure in this annual report of EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31
in 000€	2016	2015	2014
Net profit	(3,019)	(2,860)	1,872
Income taxes	1,710	(389)	387
Financial expenses	2,437	2,470	1,150
Financial income	(2,039)	(3,511)	(3,160)
Depreciation and amortization	8,374	6,810	4,565
Share in loss of joint venture	1,018	401	81
EBITDA (unaudited)	8,481	2,921	4,895
Non-recurring initial public offering expenses(1)	—	—	182
Non-cash stock-based compensation expenses(2)	977	766	675
Adjusted EBITDA (unaudited)	9,458	3,687	5,752

(1)	Non-recurring initial public offering expenses represent fees and costs incurred in connection with our initial public offering.
(2)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Results of Operations

Comparison of the Years Ended December 31, 2016 and 2015

		For the year ended December 31
in 000€, except percentages	Notes	2016	2015	% Change
Revenue		114,477	102,035	12.2%
Cost of sales		(46,706)	(42,963)	8.7%
Gross profit		67,771	59,072	14.7%
Research and development expenses		(17,682)	(18,186)	-2.8%
Sales and marketing expenses		(36,153)	(36,832)	-1.8%
General and administrative expenses		(20,041)	(15,045)	33.2%
Net other operating income (expenses)		6,212	7,102	-12.5%
Operating (loss) profit		107	(3,889)	-102.8%
Financial expenses		(2,437)	(2,470)	-1.3%
Financial income		2,039	3,511	-41.9%
Share in loss of joint venture		(1,018)	(401)	153.9%
(Loss) profit before taxes		(1,309)	(3,249)	-59.7%
Income taxes		(1,710)	389	-539.6%
Net (loss) profit		(3,019)	(2,860)	5.6%

Comparison of the Years Ended December 31, 2016 and 2015 by Segment

in 000€, except percentages	Materialise Software	Materialise Medical	Materialise Manufac- turing	Total Segments	Adjustments & Eliminations(1)	Consolidated
For the year ended December 31, 2016
Revenues	30,122	37,910	46,406	114,438	39	114,477
Segment EBITDA (unaudited)	10,130	894	3,848	14,872	(6,391)	8,481
Segment EBITDA %	33.6%	2.4%	8.3%	13.0%		7.4%

in 000€, except percentages	Materialise Software	Materialise Medical	Materialise Manufac- turing	Total Segments	Adjustments & Eliminations(1)	Consolidated
For the year ended December 31, 2015
Revenues	25,798	34,856	41,381	102,035	—	102,035
Segment EBITDA (unaudited)	9,093	422	1,645	11,160	(8,239)	2,921
Segment EBITDA %	35.2%	1.2%	4.0%	10.9%		2.9%

(1)	Adjustments & Eliminations to Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Adjustments & Eliminations to Segment EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was €114.5 million in the year ended December 31, 2016 compared to €102.0 million in the year ended December 31, 2015, an increase of €12.5 million, or 12.2%.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2016	2015
Americas	30,804	30,990
Europe	67,883	58,939
Asia	15,790	12,106
Total	114,477	102,035

Revenue generated in Europe increased by €8.9 million, or 15.2%, in the year ended December 31, 2016 compared to the year ended December 31, 2015, mainly as a result of increased revenue in our Materialise Manufacturing and Materialise Medical segments. Revenue generated throughout the Americas remained stable at around €31.0 million in the year ended December 31, 2016 compared to the year ended December 31, 2015. Revenue generated in Asia increased by €3.7 million, or 30.4%, in the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily boosted by the increased revenue in our Materialise Software segment.

Revenue from our Materialise Software segment increased from €25.8 million in the year ended December 31, 2015 to €30.1 million in the year ended December 31, 2016, which represented an increase of €4.3 million, or 16.8%. This growth was primarily fueled by a 24.6% increase in recurrent sales from annual and renewed licenses and maintenance fees. Over the same period, sales of services and manufacturing control platforms increased by 27.8% and 499.0%, respectively.

Revenue from our Materialise Medical segment increased from €34.9 million in the year ended December 31, 2015 to €37.9 million in the year ended December 31, 2016, representing an increase of €3.0 million, or 8.8%. Medical software growth was 7.4%, partner sales growth 4.2%, and direct sales growth 45.2%. Within our medical software department recurrent sales from annual and renewed licenses and maintenance fees increased by 19.6%, while sales of perpetual licenses decreased by 23.4% in line with the new sales model that was introduced in April 2014, whereby, except for research and academic centers, our medical software will generally be offered through time-based licenses (and no longer on a perpetual basis). Recurrent revenues from annual and renewed licenses and maintenance fees represented 64.9% of total medical software revenues in the year ended December 31, 2016, compared to 56.8% in the year ended December 31, 2015.

Revenue from our Materialise Manufacturing segment increased from €41.4 million in the year ended December 31, 2015 to €46.4 million in the year ended December 31, 2016, representing an increase of €5.0 million, or 12.1%. We increased the number of 3D printers dedicated to the Materialise Manufacturing segment from 112 3D printers and six vacuum casting machines at December 31, 2015 to 120 3D printers and six vacuum casting machines at December 31, 2016. Our i.materialise and Rapid Fit businesses, which we previously referred to as our growth businesses, are part of our Materialise Manufacturing segment. Although these activities are becoming more mature, and were fully integrated into the Materialise Manufacturing business lines during the fourth quarter in order to create additional synergies, they have adversely impacted overall profit for the segment. Revenue from our Materialise Manufacturing segment excluding i.materialise and RapidFit (which we sometimes refer to as our “additive manufacturing solutions” business) increased from €34.1 million in the year ended December 31, 2015 to €37.1 million in the year ended December 31, 2016, representing an increase of €3.0 million, or 8.9%. Our additive manufacturing solutions business sold in the years ended December 31, 2015 and 2016 a wide variety of products (most of which were uniquely customized), based on a wide variety of materials and produced by means of multiple 3D printing technologies. In the year ended December 31, 2016, our additive manufacturing solutions business experienced stronger growth in its manufacturing of end parts than in its prototyping activities, with 27.7% and 3.5% growth, respectively.

During the year ended December 31, 2016, and across our various segments, 38.1% of our revenue was derived from Materialise Software and Materialise Medical software licenses and related services, as compared to 37.0% in the year ended December 31, 2015, 40.6% of our revenues was derived from the sale of printed industrial and consumer products, which was identical to the year ended December 31, 2015, and 21.3% of our revenues was derived from the sale of medical devices (guides as well as implants) that were brought to the market together with complex software planning solutions, including royalties and other fees, as compared to 22.5% in the year ended December 31, 2015.

Cost of sales. Cost of sales was €46.7 million in the year ended December 31, 2016 compared to €43.0 million in the year ended December 31, 2015, an increase of €3.7 million, or 8.7%. This increase in cost of sales was primarily attributable to increased salaries and to increases in depreciation expenses.

Gross profit. Mainly as a result of increased efficiency in the Materialise Manufacturing segment, the overall gross profit margin (our gross profit divided by our revenue) increased to 59.2% in the year ended December 31, 2016 from 57.9% in the year ended December 31, 2015. For the year ended December 31, 2016, gross profit of €67.8 million reflected growth of 14.7% compared to the prior year.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, 5.4% to €73.9 million for the year ended December 31, 2016 from €70.1 million in the year ended December 31, 2015. R&D expenses decreased from €18.2 million to €17.7 million, S&M expenses decreased slightly from €36.8 million to €36.2 million, and G&A expenses increased 33.2% from €15.0 million to €20.0 million. These changes compared to last year primarily reflected the managerial structure and support we have implemented within our S&M and R&D groups to support their significant growth since our initial public offering. A number of employees with mixed roles within these groups have evolved into more managerial/administrative roles, and their cost as well as certain other expenses are now categorized into G&A. This increase of R&D, S&M and G&A expenses in aggregate was mainly attributable to an increase of payroll expenses and an increase in purchases of goods and services.

Net other operating income. Net other operating income decreased from €7.1 million in the year ended December 31, 2015 to €6.2 million in the year ended December 31, 2016. This decrease in other operating income was primarily attributable to a decrease in grants and funding for research and development projects of €0.6 million.

Financial expenses. Financial expenses decreased from €2.5 million in the year ended December 31, 2015 to €2.4 million in the year ended December 31, 2016, a decrease of €0.1 million.

Financial income. Financial income decreased from €3.5 million in the year ended December 31, 2015 to €2.0 million in the year ended December 31, 2016. Of this €2.0 million of financial income, €1.9 million was related to foreign currency exchange gains that should be considered jointly with €1.5 million of foreign currency losses under financial expenses. These were primarily due to foreign exchange fluctuations on the portion of the initial public offering proceeds held in U.S. dollars.

Income taxes. Income taxes in the year ended December 31, 2016 resulted in an expense of €1.7 million, which was a combination of deferred tax bookings, and income taxes due over the result for the period. The income taxes are influenced by research and development tax incentives and patent income deduction (which is a favorable tax regime for income derived from patents).

Net profit. As a result of the factors described above, the net loss was €3.0 million in the year ended December 31, 2016 compared to a net loss of €2.9 million in the year ended December 31, 2015, a decrease of €0.1 million.

EBITDA. As a result of the factors described above, our consolidated EBITDA increased from €2.9 million in the year ended December 31, 2015 to €8.5 million in the year ended December 31, 2016, an increase of €5.6 million, or 193.1%, and our total segment EBITDA increased from €11.2 million in the year ended December 31, 2015 to €14.9 million in the year ended December 31, 2016, an increase of €3.7 million, or 33.3%.

Our Materialise Software segment’s EBITDA increased from €9.1 million in the year ended December 31, 2015, to €10.1 million in the year ended December 31, 2016, an increase of €1.0 million, or 11.4%. As a result of accelerated efforts in rolling out new projects, this segment’s EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) decreased from 35.2% for the year ended December 31, 2015 to 33.6% in the year ended December 31, 2016.

Our Materialise Medical segment’s EBITDA increased from €0.4 million in the year ended December 31, 2015 to €0.9 million in the year ended December 31, 2016. The segment’s EBITDA margin increased from 1.2% in the year ended December 31, 2015 to 2.4% in the year ended December 31, 2016, which was mainly the result of an increase of the segment’s gross margin by 7.5% compared to an increase of 4.5% across the segment’s operational expenses.

Our Materialise Manufacturing segment’s EBITDA increased from €1.6 million in the year ended December 31, 2015 to €3.8 million in the year ended December 31, 2016. The EBITDA of our “additive manufacturing solutions” business (which excludes i.materialise and RapidFit) increased from €4.3 million in the year ended December 31, 2015 to €5.6 million in the year ended December 31, 2016, resulting in EBITDA margins of 15.1% in the year ended December 31, 2016 and 12.5% in the year ended December 31, 2015. This increase in EBITDA was influenced by the increased efficiency in the production process.

Reconciliation of Net Profit to Segment EBITDA

	For the year ended December 31,
in 000€	2016	2015
Net profit	(3,019)	(2,860)
Income taxes	1,710	(389)
Finance costs	2,437	2,470
Finance income	(2,039)	(3,511)
Share in loss of joint venture	1,018	401
Operating profit	107	(3,889)
Depreciation and amortization	8,374	6,810
Corporate research and development	1,673	2,955
Corporate headquarters costs	8,646	9,700
Other operating income (expense)	(3,928)	(4,416)
Segment EBITDA (unaudited)	14,872	11,160

Comparison of the Years Ended December 31, 2015 and 2014

	For the year ended December 31
in 000€, except percentages	2015	2014	% Change
Revenue	102,035	81,355	25.4%
Cost of sales	(42,963)	(32,396)	32.6%
Gross profit	59,072	48,959	20.7%
Research and development expenses	(18,186)	(15,093)	20.5%
Sales and marketing expenses	(36,832)	(27,543)	33.7%
General and administrative expenses	(15,045)	(11,645)	29.2%
Net other operating income (expenses)	7,102	5,652	25.7%
Operating (loss) profit	(3,889)	330	-1278.5%
Financial expenses	(2,470)	(1,150)	114.8%
Financial income	3,511	3,160	11.1%
Share in loss of joint venture	(401)	(81)	395.1%
(Loss) profit before taxes	(3,249)	2,259	-243.8%
Income taxes	389	(387)	-200.5%
Net (loss) profit	(2,860)	1,872	-252.8%

Comparison of the Years Ended December 31, 2015 and 2014 by Segment

in 000€, except percentages	Materialise Software	Materialise Medical	Materialise Manufac- turing	Total Segments	Adjustments & Eliminations(1)	Consolidated
For the year ended December 31, 2015
Revenues	25,798	34,856	41,381	102,035	—	102,035
Segment EBITDA (unaudited)	9,093	422	1,645	11,160	(8,239)	2,921
Segment EBITDA %	35.2%	1.2%	4.0%	10.9%		2.9%

in 000€, except percentages	Materialise Software	Materialise Medical	Materialise Manufac- turing	Total Segments	Adjustments & Eliminations(1)	Consolidated
For the year ended December 31, 2014
Revenues	18,095	30,034	33,222	81,351	4	81,355
Segment EBITDA (unaudited)	6,586	2,917	1,144	10,647	(5,752)	4,895
Segment EBITDA %	36.4%	9.7%	3.4%	13.1%		6.0%

(1)	Adjustments & Eliminations to Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Adjustments & Eliminations to Segment EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was €102.0 million in the year ended December 31, 2015 compared to €81.4 million in the year ended December 31, 2014, an increase of €20.6 million, or 25.4%. Excluding revenue from OrthoView, which we acquired in October 2014, total revenue increased by 20.9%.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2015	2014
Americas	30,990	25,511
Europe	58,939	47,358
Asia	12,106	8,486
Total	102,035	81,355

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

Revenue from our Materialise Manufacturing segment increased from €33.2 million in the year ended December 31, 2014 to €41.4 million in the year ended December 31, 2015, representing an increase of €8.2 million, or 24.6%. We increased the number of 3D printers dedicated to the Materialise Manufacturing segment from 98 3D printers and six vacuum casting machines at December 31, 2014 to 112 3D printers and six vacuum casting machines at December 31, 2015. i.materialise and Rapid Fit are part of our Materialise Manufacturing segment. As of December 31, 2015, both businesses were in a pre-profitability investment phase, which adversely impacted overall profit for the segment. Revenue from our Materialise Manufacturing segment excluding i.materialise and RapidFit (which we sometimes refer to as our “additive manufacturing solutions” business) increased from €28.1 million in the year ended December 31, 2014 to €34.1 million in the year ended December 31, 2015, representing an increase of €6.0 million, or 21.9%. Our additive manufacturing solutions business sold, in the year ended December 31, 2014 as well as in the same period in 2015, a wide variety of products (most of which are uniquely customized), based on a wide variety of materials and produced by means of multiple 3D printing technologies. In the year ended December 31, 2015, our additive manufacturing solutions business experienced stronger growth in its manufacturing of end parts than in its prototyping activities, with 40.1% and 18.0% growth, respectively.

During the year ended December 31, 2015, and across our various segments, 37.0% of our revenue was derived from Materialise Software and Materialise Medical software licenses and related services, as compared to 32.3% in the year ended December 31, 2014, 40.6% of our revenues was derived from the sale of printed industrial and consumer products, as compared to 40.8% in the year ended December 31, 2014, and 22.5% of our revenues was derived from the sale of medical devices (guides as well as implants) that were brought to the market together with complex software planning solutions, including royalties and other fees, as compared to 27.1% in the year ended December 31, 2014.

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

Financial income. Financial income increased from €3.2 million in the year ended December 31, 2014 to €3.5 million in the year ended December 31, 2015. Of the €3.5 million financial income, €3.1 million is related to foreign currency exchange gains that should be considered jointly with the €1.6 million foreign currency losses under financial expenses. This is primarily due to foreign exchange fluctuations on the portion of the initial public offering proceeds held U.S. dollars.

Income taxes. Income taxes in the year ended December 31, 2015 resulted in an income of €0.4 million, as a combination of deferred tax asset bookings, and small income taxes mainly due to the level of income before tax, and research and development tax incentives and patent income deduction (which is a favorable tax regime for income derived from patents).

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

Our Materialise Manufacturing segment’s EBITDA increased from €1.1 million in the year ended December 31, 2014 to €1.6 million in the year ended December 31, 2015. The EBITDA of our “additive manufacturing solutions” business (which excludes i.materialise and RapidFit) increased from €4.1 million in the year ended December 31, 2014 to €4.3 million in the year ended December 31, 2015, resulting in EBITDA margins of 12.5% in the year ended December 31, 2015 and 14.5% in the year ended December 31, 2014. This decrease in EBITDA was influenced by the increase of cost of sales and the establishment of new production lines.

Reconciliation of Net Profit to Segment EBITDA

	For the year ended December 31,
in 000€	2015	2014
Net profit	(2,860)	1,872
Income taxes	(389)	387
Finance costs	2,470	1,150
Finance income	(3,511)	(3,160)
Share in loss of joint venture	401	81
Operating profit	(3,889)	330
Depreciation and amortization	6,810	4,565
Corporate research and development	2,955	2,487
Corporate headquarters costs	9,700	6,573
Other operating income (expense)	(4,416)	(3,308)
Segment EBITDA (unaudited)	11,160	10,647

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

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2016, 2015 and 2014.

	For the year ended December 31
in 000€	2016	2015	2014
Net cash flow from operating activities	8,495	2,353	4,839
Net cash flow from/(used in) investing activities	(12,640)	(2,794)	(31,245)
Net cash flow from/(used in) financing activities	9,266	(1,788)	62,057
Net increase of cash and cash equivalents	5,121	(2,229)	35,651

Comparison of Year Ended December 31, 2016 and 2015

Net cash flow from operating activities was €8.5 million in the year ended December 31, 2016 compared to €2.4 million in the year ended December 31, 2015, an increase of €6.1 million, or 254.2%. The increase in cash flow from operating activities was primarily the result of a higher EBITDA (+ €5.6 million).

Net cash flow used in investing activities was €12.6 million in the year ended December 31, 2016 compared to €2.8 million in the year ended December 31, 2015, an increase of €9.8 million, or 350.0%. The increase in cash flow used in investing activities was primarily due to the repayment of our investments in held-to-maturity investments (€10.0 million).

Net cash flow used in financing activities was €9.3 million in the year ended December 31, 2016 compared to net cash flow from financing activities of €-1.8 million in the year ended December 31, 2015, a fluctuation of €11.1 million. The fluctuation in cash flow used in or from financing activities was primarily related to increased proceeds from loans and borrowings.

Comparison of Year Ended December 31, 2015 and 2014

Net cash flow from operating activities was €2.4 million in the year ended December 31, 2015 compared to €4.8 million in the year ended December 31, 2014, a decrease of €2.4 million, or 50.0%. The decrease in cash flow from operating activities was primarily the result of a lower EBITDA (- €2.0 million).

Net cash flow used in investing activities was €2.8 million in the year ended December 31, 2015 compared to €31.2 million in the year ended December 31, 2014, a decrease of €28.4 million, or 91.0%. The decrease in cash flow used in investing activities was primarily the lower level of acquisitions during 2015 compared to 2014. During 2015, we acquired Cenat BVBA (€1.6 million), compared to e-prototypy and OrthoView Holdings Limited in 2014 (€10.4 million). In addition, during 2015, our investments in held-to-maturity investments (€10.0 million) were repaid in full.

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

Investments in Property, Plant and Equipment and Intangible Assets

The table below describes our investments in property, plant and equipment and intangible assets for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31
in 000€	2016	2015	2014
Purchase of property, plant and equipment	15,306	12,836	12,228
Purchase of intangible assets	2,342	1,521	923
Total	17,648	14,357	13,151

Indebtedness

As of December 31, 2016, we had loans and borrowings in the total amount of €33.8 million, with fixed interest rates varying from 0% to 5.40%. These loans include secured bank loans used to finance the construction of office and production facilities and loans and finance leases with Ailanthus NV, a related party.

The following table sets forth our principal indebtedness as of the dates indicated:

			As of December 31
in 000€	Interest rate	Maturity	2016	2015	2014
€5,000 bank loan	4.61%	Jun-2027	3,847	4,125	4,390
€4,050 bank loan	1.24%	Dec-2032	4,050	—	—
€2,390 bank loan	1.36%	Oct-2020	1,847	2,392	—
€2,354 bank loan	1.15%	Sep-2032	2,354	—	—
€2,000 bank loan	4.43%	Nov-2020	658	808	952
€1,800 bank loan	0.92%	Sep-2023	1,738	—	—
€1,750 bank loan	5.40%	Dec-2022	906	1,019	1,138
€1,600 investment loan	1.55%	Nov-2022	1,382	1,600	—
€1,000 convertible bond	3.70%	Oct-2020	1,000	1,000	1,011
€1,000 straight loan	1.79%	Feb-2015	—	—	1,000
€899 investment loan	1.12%	Dec-2022	775	900	—
€750 bank loan	1.07%	Sep-2023	750	—	—
€630 institutional loan	0.25%	Sep-2021	630	—	—
€613 bank loan	0.77%	Jun-2023	570	—	—
€612 bank loan	0.85%	Dec-2023	612	—	—
€609 bank loan	1.96%	Mar-2019	—	405	529
€500 bank loan	1.78%	Dec-2018	205	305	404
€490 bank loan	1.02%	Mar-2023	439	—	—
€486 bank loan	0.78%	Jun-2023	452	—	—
€468 bank loan	0.76%	Sep-2023	452	—	—
€450 bank loan	0.93%	Dec-2023	450	—	—
€448 bank loan	5.11%	Dec-2019	200	271	345
€425 bank loan	0.78%	Jun-2023	395	—	—
€414 bank loan	0.76%	Sep-2023	399	—	—
€400 loan with related party	4.23%	Oct-2025	266	290	313
Interest free loan agreements	—	Oct-2016; Mar-2020	306	856	1,652
Obligations under finance lease with related party	0.00%	2015-2017	—	—	1,087
Obligations under finance leases (third parties)	—	2016-2023	7,339	5,823	3,127
Short term credit agreements	0.90%	Jun-2015	—	—	325
Short term credit agreements	1.08%	Jun-2016	—	25	—
Other loans	—	—	1,784	1,270	1,074
Total loans and borrowings			33,806	21,089	17,347
of which current			5,539	4,482	5,499
non-current			28,267	16,607	11,848

K€5,000 secured bank loan

This bank loan has been used to finance the construction of a portion of our office and production building in Leuven (Belgium). The loan term commenced on December 23, 2011 and was completely drawn at €5.0 million as of June 30, 2012. The loan matures on June 30, 2027. The loan bears a fixed interest rate of 4.61% with monthly fixed installments as from July 1, 2012. This bank loan is secured with a mortgage on the building.

K€4,050 secured bank loan

This bank loan has been used to finance the construction of a portion of our office and production building in Leuven (Belgium). The loan provides for drawings up to a total amount of €12.0 million and was first drawn on December 28, 2016 in an amount of €4.1 million. The loan matures on December 31, 2032. The loan bears a fixed interest rate of 1.24%. Repayment of principal will only start as of December 1, 2022. This bank loan is secured with a mortgage.

K€2,390 bank loan

This bank loan has been used to finance our Polish operations. The loan term commenced on October 22, 2015 and is repaid in 60 fixed monthly payments. The loan bears a fixed interest rate of 1.36%.

K€2,354 secured bank loan

This bank loan has been used to finance the construction of our office and production building in Poland. The loan provides for drawings up to a total amount of €6.0 million and was first drawn on December 28, 2016 in an amount of €2.4 million. The loan matures on September 30, 2032. The loan bears a fixed interest rate of 1.15%. The repayment of principal will only start as of June 1, 2019. This bank loan is secured with a mortgage.

K€2,000 secured bank loan

This bank loan has been used to finance the construction of a portion of our office and production building in Leuven. The loan term commenced on December 1, 2005 with a maturity of 15 years. The loan bears a fixed interest rate of 4.43% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

K€1,800 bank loan

This bank loan has been used to finance the purchase of production equipment. The loan term commenced on October 28, 2016 with a maturity of seven years. The loan bears a fixed interest rate of 0.92% with monthly fixed installments.

K€1,750 secured bank loan

This bank loan has been used to finance the construction of an office in the Czech Republic. The loan term commenced on November 1, 2008 with a maturity of 14 years. The loan bears a fixed interest rate of 5.40% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

K€1,600 investment loan

This loan has been used to finance the operations of Materialise USA and has a term of seven years. The loan bears a fixed interest rate of 1.55% and payments are due each quarter.

K€1,000 convertible bond loan

We issued on October 28, 2013 1,000 convertible bonds to a related party for a total amount of €1.0 million. The bonds have been fully subscribed by a member of our senior management and his spouse. The bonds have a maturity of seven years, bear an annual interest rate of 3.7% and are convertible, into ordinary shares at a conversion price of €1.97 per share. Upon initial recognition, an amount of €0.1 million was recognized in consolidated reserves, reflecting the fair value of the conversion option. For additional information, see “Description of Share Capital—Share Capital.”

K€1,000 straight loan

Rapidfit N.V. previously obtained a straight loan in order to finance its working capital needs. The loan was repaid by the end of 2016.

K€900 investment loan

This loan has been used to finance our Polish operations and has a term of seven years. The loan bears interest at a fixed rate of 1.12% with monthly installments.

K€750 bank loan

This loan has been used to finance our operations and has a term of seven years. The loan bears interest at a fixed rate of 1.07% with monthly installments.

K€630 institutional loan

This loan has been used to finance our German production operations. The loan provides for drawings up to a total amount of €2.0 million, and as of December 31, 2016, €0.6 million had been drawn. The loan is repayable over a four-year period, beginning in September 2017. The loan bears interest at a fixed rate of 0.25% with quarterly installments.

K€613 bank loan

This loan was contracted to finance the purchase of a 3D printer and has a term of seven years. The loan bears interest at a fixed rate of 0.77% with monthly installments.

K€612 bank loan

This loan was contracted to finance the purchase of a 3D printer and has a term of seven years. The loan bears interest at a fixed rate of 0.85% with monthly installments.

K€609 bank loan

This bank loan was contracted in order to finance the acquisition of machines.

K€500 secured bank loan

This bank loan has been used to finance the purchase of a 3D printing machine. The loan term commenced on December 1, 2013 with a maturity of five years. The loan bears interest at a fixed rate of 1.78% with monthly fixed installments. This loan is secured.

K€414–K€490 bank loans

Several bank loans, with maturities of five to seven years and with various installment periods, have been used to finance the purchase of 3D printers and other equipment. The loans bear interest at annual rates of 0.76% to 5.11%.

Interest-free loans

We have several interest-free loans with an outstanding nominal amount of K€308 (2015: K€881; 2014: K€1,595). The interest-free loans have been initially measured at fair value, which is the present value of the future installments with a discounting rate of 3.04%. The maturity of the remaining loans is February and March 2020 and have either monthly or quarterly installments. The carrying value at 31 December 2016 is €0.3 million (2015: €0.9 million; 2014: €1.7 million). The difference between the carrying value and the nominal value is recognized as financial income over the loan period. The loans have been granted by either government organizations or business partners.

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

Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2016, 2015 and 2014 were €55.9 million, €50.7 million and €51.0 million, respectively. Our unused lines of credit as of December 31, 2016, 2015 and 2014 were €3.1 million, €4.4 million and €4.3 million, respectively, and primarily consisted of straight loans.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from Ukraine are subject to obtaining a specific permit. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2016, 2015 and 2014, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

C. Research and Development, Patents and Licenses

For the years ended December 31, 2016, 2015 and 2014, our research and development expenses were €17.7 million, €18.2 million and €15.1 million, respectively, and were 15.4%, 17.8% and 18.6% of our revenue, respectively. For more information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2016:

in 000€	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Loans and borrowings	26,411	3,223	6,374	5,748	11,066
Financial lease commitments	7,395	2,287	3,503	1,057	548
Scheduled interest payments(1)	3,122	540	910	666	1,006
Operating lease commitments	4,621	2,012	1,964	561	84
Purchase obligations	1,290	439	851	0	0
Total	42,839	8,501	13,602	8,032	12,704

(1)	Scheduled interest payments comprises the interest payable on loans and borrowings and financial lease commitments. No interest is payable on the other contractual obligations in the above table.

In relation to our property, plant and equipment, we had committed expenditures of €10.2 million as of December 31, 2016. These commitments relate to the construction of the new buildings in Belgium and Poland and are not included in the above table.

Effective as of January 1, 2017, we have refinanced certain operating lease commitments related to vehicles into financial lease commitments in an amount of €1.7 million. These commitments are also not included in the above table.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Information” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information with respect to the current members of our board of directors and senior management:

Name	Age	Position
Directors:
Wilfried Vancraen	55	Founder, Director & Chief Executive Officer
Peter Leys	52	Executive Chairman
A Tre C CVOA, represented by Johan De Lille	54	Director
Hilde Ingelaere	55	Director & Executive Vice President
Pol Ingelaere	81	Director
Jürgen Ingels	46	Director
Jozef Vander Sloten	54	Director
Godelieve Verplancke	57	Director
Senior Management and Executive Committee Members:
Wilfried Vancraen	55	Founder, Director & Chief Executive Officer
Peter Leys	52	Executive Chairman
Hilde Ingelaere	54	Director & Executive Vice President
Seaquence BVBA, represented by Johan Pauwels	49	Executive Vice President
Wim Michiels	48	Executive Vice President
Bart Van der Schueren	50	Executive Vice President, Chief Technology Officer
Alfinco BVBA, represented by Johan Albrecht	53	Executive Vice President, Chief Financial Officer
Ioberan BVBA, represented by Stefaan Motte	42	Vice President, Software Segment
De Vet Management bvba, represented by Brigitte de Vet-Veithen	46	Vice President, Medical Segment
Level 5 BVBA, represented by Jurgen Laudus	38	Vice President, Manufacturing Segment
Welkeraad BVBA, represented by Sabine Demey	48	Vice President, Software Development
Foqus BVBA, represented by Nicolas Foqué	42	Vice President, Human Resources
Carla Van Steenbergen	42	Chief Legal Officer

*	Executive Committee: As of January 1, 2017, an Executive Committee has been established, consisting of our senior management and Messrs. Motte, Laudus and Foqué and Mrs. de Vet, Demey and Van Steenbergen.

Each of our current directors was appointed at the 2016 annual general meeting of shareholders. One of our previous directors, Marcel Demeulenaere, resigned effective at the 2016 annual general meeting of shareholders. The term of the directorship of each member of our board of directors will expire at the 2017 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium. Our board of directors has determined that three members of our board of directors, Jürgen Ingels, Godelieve Verplancke and A Tre C CVOA, represented by Johan De Lille are independent under Belgian law and the NASDAQ Stock Market listing requirements.

The following is a brief summary of the business experience of the current members of our board of directors:

Wilfried Vancraen. Wilfried Vancraen has served as one of our directors and as our Chief Executive Officer since founding our company in July 1990. Mr. Vancraen previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he was introduced to 3D printing. Passionate about this new technology and firm in his belief that it could help create a better and healthier world, he founded Materialise in July 1990. Mr. Vancraen holds several patents related to the technical and medical applications of 3D printing and remains committed to using the technology to make positive changes in people’s lives. In recent years, Mr. Vancraen has been awarded the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, has been selected as the most influential person in additive manufacturing by industry professionals and TCT Magazine, and has been listed one of the five leading players in his sector by the Financial Times. He is also the recipient of a 2013 Visionaries! award from the Museum of Art and Design in New York. Mr. Vancraen holds a Master of Science in Electro-Mechanical Engineering and a Masters in Business Administration from KU Leuven.

Peter Leys. Peter Leys has served as one of our directors and as our Executive Chairman since 2013. Previously, from 1990 to 2013, Mr. Leys was at the Brussels office of Baker & McKenzie CVBA, where he focused on mergers and acquisitions, and capital markets. Mr. Leys lectures a mergers and acquisitions contract design course at the KU Leuven. Mr. Leys holds a Candidacy Degree in Philosophy from KU Leuven and Master of Law degrees from KU Leuven and the University of Georgia.

Johan De Lille. Johan De Lille has represented A Tre C CVOA as one of our directors since July 2006, and A Tre C CVOA has been an independent director of Materialise since 2006. Mr. De Lille started his professional career as an auditor at Arthur Andersen LLP in 1988. In 1994, he became Vice President & Group Controller of Ackermans & van Haaren NV, a Belgian public holding company. In 1999, he became Chief Financial Officer of Easdaq/Nasdaq Europe and took on the role of Chief Financial Officer of Option NV, a Belgian public technology company, in 2001. Mr. De Lille joined Delhaize Group, a Belgian public company, as Vice President & Controller in September 2002, and later became Chief Internal Auditor of the Delhaize Group in August 2006, and Chief Financial Officer of Delhaize Belgium in January 2009. Since 2013, Mr. De Lille has acted as Chief Financial & Information Officer of BMT Group, an industrial family owned holding company active in high-precision machining. Mr. De Lille serves as an independent director on the board of directors of Boma NV, a Belgian private company specializing in cleaning products. In 1988, Mr. De Lille was the award winner for the best final paper of the Department of Economics from KU Leuven. In 2010, he received the CFO Magazine Award for the Best Finance Team of the year for Working Capital in Belgium. Mr. De Lille holds a Masters degree in Economics, with a major in Econometrics and Mathematical Economics, from KU Leuven.

Hilde Ingelaere. Hilde Ingelaere has served as one of our directors since December 1997 (first as representative of Ailanthus NV and in her individual capacity since June 2015) and has been our Executive Vice President since January 2011. Since joining our company in 1990, Ms. Ingelaere has managed several staff departments, including the human resources, finance and legal departments. Ms. Ingelaere currently serves as Executive Vice President of our Materialise Medical segment. Prior to joining our company, from 1989 to 1992, Ms. Ingelaere was a business analyst with Plant Genetic Systems. From 1986 to 1989, Ms. Ingelaere was at Bristol Myers Squib where she focused on cardiovascular clinical research. Ms. Ingelaere holds a Masters in Bioengineering from KU Leuven, where she focused on Biotechnology, and a Masters in Business Administration from KU Leuven.

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

Jürgen Ingels. Jürgen Ingels has served as one of our independent directors since November 2013. Mr. Ingels is Founder and Managing Partner of SmartFin Capital, a growth stage private equity fund that was set up in December 2014. In October 2014, Mr. Ingels sold Clear2Pay NV/S.A., a global innovative payments software technology company he founded in 2000, to FIS Global. The clients of Clear2Pay include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The U.S. Federal Reserve, Royal Bank of Scotland, The People’s Bank of China (PBOC). In 2012 Mr. Ingels co-founded NGdata, Inc., a global big data technology company. Mr. Ingels started his career in private equity in 1997 at Dexia NV/S.A., where his role was focused on investing in technology companies. Mr. Ingels currently serves as a director on the board of directors for UnifiedPost NV, Guardsquare NV, Projective NV, Itineris NV, Newtec NV, Itiviti AB, Willemen Groep and Maria DB. In 2016 Mr. Ingels founded B-hive, a European fintech hub based in Brussels. Mr. Ingels holds a Masters degree in Business Administration and a Masters degree in Political and Social Sciences from the University of Antwerp.

Jozef Vander Sloten. Jozef Vander Sloten has served as one of our directors since January 2007. Mr. Vander Sloten is a full professor at the Faculty of Engineering Science, KU Leuven and chaired the Division of Biomechanics for two terms from 2006 to 2014. He chaired the Leuven Medical Technology Centre (L-MTC), which he founded in 2008 until the end of his two terms in 2016. Mr. Vander Sloten teaches engineering mechanics, problem solving and engineering design, computer integrated surgery systems, and medical device design including regulatory affairs. From 2006 to 2012, he served as program director of the Master in Biomedical Engineering at KU Leuven. His research interests are computer applications in musculoskeletal biomechanics and computer integrated surgery, on which he authored more than 160 journal papers. Mr. Vander Sloten is a Founding Fellow of the European Alliance for Medical and Biological Engineering and Science, where he previously served as president in 2006, president-elect in 2005 and secretary-general from 2003 to 2004. In 2015, he was elected as a member of the International Academy for Medical and Biological Engineering. Mr. Vander Sloten holds a Masters degree in Mechanical Engineering and a PhD in Mechanical Engineering – Biomedical Engineering from KU Leuven. Since 2016 he is Vice-Dean for International Affairs at the Faculty of Engineering Science, KU Leuven.

Godelieve Verplancke. Godelieve Verplancke has served as one of our independent directors since June 2015. Ms. Verplancke began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their

Belgian/GDL subsidiary, until 2012. Ms. Verplancke has also served as a board member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, the Euronext fund, Quest for Growth and the Stichting tegen Kanker. She is also the founder and managing director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD – KU Leuven), Ms. Verplancke holds a postgraduate degree in Economics and a Master in Business Administration from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

Our Board of Directors has established an Executive Committee, within the meaning of article 524bis of the Belgian Companies Code. The following is a brief summary of the professional experience of the members of our Executive Committee, which was established effective as of January 1, 2017:

Johan Pauwels. Johan Pauwels has served as an Executive Vice President of our company since January 2011 and has been with our company since our founding. In 1990, Mr. Pauwels completed his Master’s thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Mr. Pauwels stayed on with our company, focusing on software development to support our 3D printing services. Throughout his career with our company, Mr. Pauwels has held several positions, including Software Sales Manager and Director of Sales, and is currently an Executive Vice President responsible for global sales organization and our sales offices around the world. Mr. Pauwels holds a Masters’ degree in Electro-Mechanical Engineering from KU Leuven.

Wim Michiels. Wim Michiels has served as an Executive Vice President of our company since January 2011 and has been with our company since 1999, first as international sales manager for the prototyping service bureau, then as General Manager Asia Pacific, operating out of the Materialise Malaysia branch office. In 2006, Mr. Michiels returned to our headquarters to start a new assignment as Division Manager for our software division. In 2011, he became Executive Vice President to the company, focusing mainly on business development. Finally, Mr. Michiels came back to Malaysia in September 2012 to become the head of Materialise Malaysia Sdn. Bhd. and to further support the Asian market as corporate vice president. Mr. Michiels holds a Masters’ degree in Mechanical Engineering from KU Leuven.

Bart Van der Schueren. Bart Van der Schueren has served as an Executive Vice President of our company since January 2011 and as our Chief Technology Officer since 2016. Prior to joining Materialise, Mr. Van der Schueren was at KU Leuven as a liaison engineer for the newly founded Materialise and established the basic research activities for the company while also founding the research activities in 3D printing at the KU Leuven. Mr. Van der Schueren then went on to obtain a PhD in selective laser metal sintering. In 1995, Mr. Van der Schueren officially joined Materialise and ran the service bureau. Over the years, his dedication and expertise has grown the service bureau from a regional player to one of the most prominent additive manufacturing facilities in Europe. In 2011, Mr. Van der Schueren became an Executive Vice President of our company, responsible for the Materialise Manufacturing segment and focusing on production and engineering services. Mr. Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Masters’ degree in Mechanical Engineering from KU Leuven.

Johan Albrecht. Johan Albrecht has represented Alfinco BVBA as our Chief Financial Officer since August 2015. Mr. Albrecht joined Materialise from BARC NV, a global central laboratory that supports the pharmaceutical and biotech industry in the development of new drugs, where he served as Chief Financial Officer between 1989 and 2015, with responsibility for its worldwide financial and business reporting and control systems. Mr. Albrecht was also a member of BARC NV’s executive committee and a director in its subsidiaries in Belgium, the United States, China, Australia, Singapore and South Africa. After Cerba European Lab, a network of 200 laboratories, acquired BARC NV in 2007, Mr. Albrecht also joined Cerba European Lab’s executive committee in 2011. Prior to joining BARC NV, Mr. Albrecht served in various financial capacities with Pizzaland Benelux (United Biscuits), Applied Data Research and Minit International. Mr. Albrecht holds a postgraduate degree in corporate finance from KU Leuven and a Bachelor of Science in Business Administration from HU Brussels University.

Stefaan Motte. Stefaan Motte serves as Vice President and General Manager of the Materialise Software segment, and as such is responsible for the general strategic management of that segment. Mr. Motte joined us in April 2010, with an initial focus on growing our cranio-maxillofacial business. From 2012 onwards, Mr. Motte’s scope broadened to orthopaedic applications as he took up the role of Director of the Clinical Business Unit. From 2015 onwards, Mr. Motte assumed his current role leading the Software business. Mr. Motte has been a member of the Materialise Executive Committee since 2010. Prior to joining Materialise, Mr. Motte was a software architect and project manager with Koninklijke Philips NV from 2001 to 2006. From 2006 to 2010, Mr. Motte worked with NXP semiconductors as a competence center manager, and a member of the NXP Belgium management team. Mr. Motte holds a Master of Science degree in Mathematics from KU Leuven and a Master of Science degree in Applied Informatics from KU Leuven. In 2017 Mr. Motte was appointed Fellow of the Faculty of Science, KU Leuven.

Brigitte de Vet-Veithen. Brigitte de Vet-Veithen has represented De Vet Management bvba as Vice President Medical since June 2016. Mrs de Vet-Veithen has almost 20 years of experience in the Healthcare and Life Sciences Sector. She has worked in various management roles for Johnson & Johnson, ultimately serving as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis in Germany. Before joining Materialise she has held various leadership roles as representative of De Vet Management bvba including the role of Chief Executive Officer of Acertys group, a provider of medical devices, software, services and supplies to hospitals and medical professionals. Mrs de Vet-Veithen holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.

Jurgen Laudus. Jurgen Laudus serves as Vice-President of our Manufacturing unit. Mr. Laudus joined us in August 2001 as project manager and continued to our UK office to become Rapid Tooling manager in 2003. For two years, Mr Jurgen was responsible for both our Rapid Tooling sales support and production management. In 2005, Mr Jurgen returned to Belgium to become international production manager for our additive manufacturing services and later on sales manager, playing an active role in the growth of the AM production activities of Materialise. Mr. Laudus holds a Master of Science degree in Engineering from the KU Leuven.

Sabine Demey. Sabine Demey represents Welkeraad bvba as CIO and Vice President Software Research & Development for Materialise since January, 1st 2017. Sabine Demey is also Director of Materialise Ukraine LLC. Sabine Demey has served as Director of our Software Research & Development & Information Technology groups since 2011. Ms. Demey joined Materialise in 1997 and started research in the applications of 3D printing in the dental industry which resulted in the development of our first medical guides and patents. Ms. Demey has served in several positions related to software development and medical applications of 3D printing, including the development and launch of our CMF business line. Ms. Demey holds a Masters in Engineering Sciences, Computer Science, Mechatronrics from KU Leuven (1991) and a PhD in Engineering Sciences from KU Leuven (1996).

Nicolas Foqué. Nicolas Foqué has served as our Vice President of Human Resources since May 2013. Mr. Foqué joined Materialise in 2007 after working over seven years for Electrabel, one of the largest Belgian utilities companies. Mr. Foqué headed the Software for Additive Manufacturing business group for several years, and served as Chief Financial Officer of RapidFit NV from April 2012 to April 2013, prior to becoming our Manager of Human Resources in 2013. Mr. Foqué holds a Master of Science in Mining Engineering from KU Leuven.

Carla Van Steenbergen. Carla Van Steenbergen graduated from the law faculty of KU Leuven in 1999. After having worked for three years at the Brussels based law firm, Marx Van Ranst Vermeersch & Partners, she temporarily moved to London to earn a LLM degree at King’s College London. Upon her return to Belgium, she started working as in-house legal counsel for our company, a position which she holds to this day. Over the years, our legal department has expanded, changing Ms. Van Steenbergen’s role from the sole company lawyer to that of a legal team manager. She is our Compliance Officer and a member of our Executive Committee in addition to being secretary to the Board of Directors.

Family Relationships

Wilfried Vancraen and Hilde Ingelaere are spouses. Pol Ingelaere is the father of Hilde Ingelaere. No other family relationship exists between any members of our board of directors or senior management.

B. Compensation

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2016, only the directorships of Mr. Vancraen, Mr. Leys, Ms. Ingelaere, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Weyns and of Ms. Verplancke were remunerated. See “—Compensation of Senior Management” for more information about the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere. During the year ended December 31, 2016, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Weyns and Ms. Verplancke each received annual remuneration equal to €10,000. In addition, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Weyns and Ms. Verplancke each received a remuneration of €1,250 per physical board meeting that he or she attends and €625 for each board meeting that is held via conference call (lasting more than one hour) and that he or she attends.

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

Compensation of Senior Management

In 2016, our senior management received in the aggregate total gross compensation of €1.2 million which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere.

Compensation of Executive Committee

We have entered into employment or consultancy agreements with each member of our Executive Committee. As of January 1, 2017, all employment agreements that were previously in place with the members of our Executive Committee have been terminated and have been replaced with services agreements (Contracts for Paid Office as a member of the Executive Committee). The terms of these agreements are substantially similar. These agreements generally provide for an annual base salary. In addition to the fixed remuneration components, under the terms of these agreements, members of our Executive Committee are entitled to certain additional benefits (including mobile phone and director and officer liability insurance) and reimbursement of necessary and reasonable expenses. These consultancy agreements with members of our Executive Committee provide for payments and benefits (including upon termination of employment) that we believe are in line with customary market practice for similar companies who are operating in our industry.

C. Board Practices

Service Contracts

Except as described above under “—B. Compensation of Executive Committee,” we do not have service contracts with any member of our Board of Directors or Executive Committee.

Board of Directors Practices

Decisions are generally made by our board of directors as a whole. However, decisions on certain matters may be delegated to committees of our board of directors or to the Executive Committee to the extent permitted by law and our articles of association. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of our board of directors and determines the order in which the agenda items are discussed, the method and order of the voting, any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

Our board of directors transferred management powers to the Executive Committee, except for the general policy of the company and other powers which are reserved by Belgian company law to the board of directors. The Executive Committee is supervised by our board of directors. The following actions are comprised under general policy of our company and are thus excluded from the powers of the Executive Committee:

•	mergers and acquisitions;

•	transfer and waive of intellectual property rights to third parties;

•	granting of exclusivity rights to third parties with an important impact on the freedom of a particular business segment;

•	nomination and removal of members of the Executive Committee;

•	opening of offices abroad and nomination and removal of managers thereof;

•	conclusion of financial loans;

•	sale and purchase of real estate; and

•	cancellation of a particular product line.

Our board of directors entrusted the daily management of the company to Wilfried Vancraen, our Chief Executive Officer, in conformity with article 525 of the Belgian Companies Code.

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

Remuneration and Nomination Committee

Our Remuneration and Nomination Committee consists of three members: Wilfried Vancraen, Jozef Vander Sloten and Johan De Lille. Our board of directors has determined that Mr. De Lille is independent under the applicable rules of the NASDAQ Stock Market.

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

	As of December 31
	2016	2015	2014
Total	1,432	1,304	1,244
Core competencies:*
3D printing	281	207	180
Software development	325	309	315
Engineering	189	165	158
Segments:
Materialise Software	251	118	100
Materialise Medical	523	257	233
Materialise Manufacturing	426	112	131
Additional staff	232	136	127

*	As of 2016, people reported as being part of the three core competencies are included also in the segment reporting and allocated to one of the four segments. The total of 1,432 is the sum of the four lines under “segments.”

We currently do not have a work council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

E. Share Ownership

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of December 31, 2016, for each member of our board of directors and senior management as of December 31, 2016:

	Ordinary Shares Beneficially Owned as of December 31, 2016
Name of beneficial owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,095,964	69.9
Peter Leys(4)	508,904	1.1
A Tre C CVOA, represented by Johan De Lille(5)	—	—
Pol Ingelaere	15,861	*
Jürgen Ingels(6)	83,000	—
Jozef Vander Sloten	12,000	*
Godelieve Verplancke	—	—
Hilde Ingelaere(3)	33,095,964	69.9
Johan Pauwels(7)	188,188	*
Wim Michiels(8)	52,000	*
Bart Van der Schueren(9)	226,052	*
Johan Albrecht(10)	1,284	—

*	Less than 1%
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.

(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	Consists of (i) 5,329,664 ordinary shares held by Mr. Vancraen, (ii) 276,000 ordinary shares held by Ms. Ingelaere, (iii) 40,000 ADSs held by Mr. Vancraen, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership ( burgerlijke maatschap / société civile de droit commun ) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares. Does not include (i) 1,500 warrants issued and granted to Mr. Vancraen or 1,500 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares and 6,000 ordinary shares, respectively, at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Vancraen or 15,000 warrants issued and granted to Ms. Ingelaere under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares and 15,000 ordinary shares, respectively, at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(4)	Consists of 508,904 ordinary shares issuable upon conversion of 1,000 convertible bonds which have been issued to and subscribed by Mr. Leys and Ms. Kindt and which can be converted at a conversion price of €1.97 per share and expire in 2020. Does not include (i) 72,774 warrants issued and granted to Mr. Leys under the 2013 Warrant Plan, which warrants are exercisable for 291,096 ordinary shares at €1.97 per share, vest 25% on a yearly basis beginning in October 2017 and expire in 2023 or (ii) 15,000 warrants issued and granted to Mr. Leys under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(5)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(6)	Consists of (i) 50,000 ordinary shares held by Jinvest BVBA, which is owned and controlled by Mr. Ingels, (ii) 33,000 ADSs held by Jinvest BVBA. The address for Jinvest BVBA is Clemenceauxstraat 177A, 2860 Sint-Katelijne-Waver, Belgium.
(7)	Consists of ordinary shares held jointly with Mr. Pauwels’ spouse Kristine Van Muylder. Mr. Pauwels and Ms. Van Muylder may be deemed to share voting power and investment power over these shares. Does not include (i) 1,500 warrants issued and granted to Mr. Pauwels under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Pauwels under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Pauwels under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(8)	Consists of (i) 32,000 ordinary shares held by Mr. Michiels, (ii) 20,000 ADSs held by Mr. Michiels, and (iii) 600 ADSs held by Mr. Michiels’ spouse Ellen Dhoore. Mr. Michiels and Ms. Dhoore may be deemed to share voting power and investment power over these shares. Does not include (i) 1,200 warrants issued and granted to Mr. Michiels under the 2013 Warrant Plan, which warrants are exercisable for 4,800 ordinary shares at €2.14 per share, vest on a yearly basis beginning in October 2013 and expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Michiels under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Michiels under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(9)	Does not include (i) 1,500 warrants issued and granted to Mr. Van der Schueren under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Van der Schueren under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Van der Schueren under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(10)	Consists of 1,284 ADSs held by Mr. Albrecht. Does not include (i) 18,180 warrants issued and granted to Mr. Albrecht under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (ii) 15,000 warrants issued and granted to Mr. Albrecht under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of December 31, 2016, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially Owned as of December 31, 2016
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,095,964	69.9
Hilde Ingelaere(3)	33,095,964	69.9
Ailanthus NV(4)	13,428,688	28.4

(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	Consists of (i) 5,329,664 ordinary shares held by Wilfried Vancraen, (ii) 276,000 ordinary shares held by Hilde Ingelaere, (iii) 40,000 ADSs held by Mr. Vancraen, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership ( burgerlijke maatschap / société civile de droit commun ) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares. Does not include (i) 1,500 warrants issued and granted to Mr. Vancraen or 1,500 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares and 6,000 ordinary shares, respectively, at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023, or (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.
(4)	Ailanthus NV is owned and controlled by Hilde Ingelaere, a member of our board of directors and one of our Executive Vice Presidents, and by Wilfried Vancraen, a member of our board of directors and our Chief Executive Officer. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares.

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

As of December 31, 2016, there were 28 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of December 31, 2016, 71.8% of our outstanding ordinary shares were held in Belgium by 28 holders of record. As of December 31, 2016, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 28.3% of our outstanding ordinary shares were held in the United States by one holder of record, the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 13,378,370 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 28.3% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions

Since January 1, 2016, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and “—A. Major Shareholders,” and the transactions we describe below.

Ailanthus NV

Ailanthus NV, a shareholder and director that is owned and controlled by Mr. Vancraen and Ms. Ingelaere, has provided several loans and financial leases to us for the purchase of machinery and a portion of our office and production buildings.

As of December 31, 2016 we had one finance lease obligation with Ailanthus NV for our land and buildings in Leuven (a different finance lease obligation expired on March 31, 2013 and resulted in a transfer of ownership from of the related land and buildings Ailanthus to us). In October 2001, we entered into a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease had a term of 15 years and included a purchase option for the land and the building. This finance lease expired on September 20, 2016 and we have decided to exercise the purchase option, scheduling the transfer of the land to take place in the first half of 2017 (subject to completion of all required formalities). For additional information, see Note 14 to our audited consolidated financial statements.

Ailanthus NV has granted us one other loan at a fixed interest rates of 4.23% with maturity in 2025. The purpose of the loan is to finance a building in France. For additional information, see Note 14 to our audited consolidated financial statements.

We rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2016 was €0.13 million.

Convertible Bonds Issuance

On October 28, 2013 we issued to Mr. Leys and his spouse 1,000 convertible bonds at an issuance price of €1,000 per bond. The bonds have a maturity of seven years, bear an annual interest rate of 3.7% and can be converted into ordinary shares at a conversion price of €1.97 per share.

Registration Rights Agreement

On September 15, 2016, we entered into a registration rights agreement with certain holders of our ordinary shares, warrants and convertible bonds, including [certain of our directors, senior management and consultants], which we refer to as the Registration Rights Agreement. In accordance with the terms of the Registration Rights Agreement, we filed a shelf registration statement on Form F-3 to register up to 35,032,250 ordinary shares represented by 35,032,250 ADSs to be sold by the selling shareholders from time to time. These ordinary shares consist of ordinary shares previously issued to and ordinary shares issuable upon exercise of warrants or conversion of convertible bonds held by the selling shareholders, as well as ordinary shares underlying ADSs that were acquired by the selling shareholders on the NASDAQ Global Select Market.

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

The following table sets forth the reported high and low closing sale prices of the ADSs on the NASDAQ Global Select Market for the periods indicated:

	Per ADS (in $)
	High	Low
Annual:
June 25, 2014 (date of listing) to December 31, 2014	14.46	8.02
Year ended December 31, 2015	9.95	6.49
Year ended December 31, 2016	8.47	5.38
Quarterly:
Three months ended March 31, 2015	9.95	6.70
Three months ended June 30, 2015	9.25	6.49
Three months ended September 30, 2015	9.91	7.22
Three months ended December 31, 2015	8.87	7.06
Three months ended March 31, 2016	8.38	5.38
Three months ended June 30, 2016	7.57	6.53
Three months ended September 30, 2016	7.91	6.11
Three months ended December 31, 2016	8.47	6.37
Three months ended March 31, 2017	9.35	7.25
Monthly:
October 2016	8.47	6.83
November 2016	8.45	6.37
December 2016	8.41	7.54
January 2017	8.27	7.25
February 2017	9.35	8.23
March 2017	9.13	8.02
April 2017 (through April 27, 2017)	10.99	8.79

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

On December 18, 2015, the board of directors adopted a new warrant plan, our 2015 Warrant Plan, and issued 1,400,000 warrants, which warrants are exercisable for 1,400,000 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014. As of December 31, 2016, 350,000 of the warrants were granted.

C. Material Contracts

We have not entered into any material contracts in the prior two years other than in the ordinary course of business and other than those described elsewhere in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions,” “Item 10. Additional Information—Memorandum and Articles of Association,” or elsewhere in this annual report, and the contracts we describe below.

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

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Company Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in certain circumstances may be subject to a withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal capital will be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

Finally, a reduced withholding tax rate of 1.6995% is available, pursuant to Belgian domestic tax law, to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that it holds a participation in our company representing less than 10% of our capital but the acquisition value of which is at least €2.5 million and provided that certain other conditions are met, i.e. that (i) this holding has been held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a notably advantageous tax regime as compared to the ordinary income tax regime, (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated 30 November 2011 (2011/96/EU). This reduced withholding tax will apply only if and to the extent that the ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to below and subject to certain procedural formalities.

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

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions (taxe sur les operations de bourse/taks op de beursverrichtingen) is generally levied on the purchase and the sale, and on any other acquisition and transfer for consideration of existing ADSs on the secondary market carried out by a Belgian resident investor through a professional intermediary if (i) executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals having their usual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium.

The applicable rate amounts to 0.27% of the consideration paid but with a cap of €1,600 per transaction and per party. The tax is due separately from each party to any such transaction, i.e., the seller (transferor) and the purchaser (transferee), both collected by the professional intermediary.

However, if the intermediary is established outside of Belgium, the tax will in principle be due by the ordering private individual or legal entity, unless that individual or entity can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian representative for tax purposes, which will liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for the tax year ended December 31, 2016, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2017, or for the foreseeable future. However, the application of the relevant rules to our businesses is not entirely clear and certain aspects of the relevant tests will be outside our control; therefore, no assurance can be given that we will not be a PFIC for any taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-194982), as amended, and our registration statement on Form F-3 (Registration No. 333-213649), including the prospectuses contained therein, to register our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-196734) to register the ADSs.

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

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be highly inflationary. In the years ended December 31, 2016, 2015 and 2014, 32%, 32% and 27% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

Additionally, we are exposed to credit risk, liquidity risk and challenges related to capital management.

Credit risk

Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for us. We are exposed to credit risk from our operating activities and from our financing activities, which are mainly deposits with financial institutions. We limit this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables.

Liquidity risk

The liquidity risk is that we may not have sufficient cash to meet our payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. We have has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. We still have undrawn lines of credit totaling K€3,063 at December 31, 2016 (2015: K€4,355; 2014: K€4,320). These line of credit arrangements do not contain significant financial covenants.

Capital management

The primary objective of our capital management strategy is to ensure we maintain healthy capital ratios to support our business and maximize shareholder value. Capital is defined as our shareholders’ equity.

We consistently review our capital structure and make adjustments in light of changing economic conditions. We made no changes to our capital management objectives, policies or processes during the years ended December 31, 2016, 2015 and 2014.

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

During the year ended December 31, 2016, the net proceeds from our initial public offering were used as a buffer for our working capital, unfinanced capital expenditures, financing activities and general corporate purposes. However, as a result of our positive cash flow, our cash equivalents increased to €55.9 million from €50.7 million as of December 31, 2015.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2015 that our disclosure controls and procedures were not effective at the reasonable assurance level due to material weaknesses in our internal control over financial reporting, which is described below under “Management’s Annual Report on Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the updated framework in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Management has concluded that our internal control over financial reporting was not effective as of December 31, 2016. Although many individual policies, procedures and controls are in place and appropriate financial systems have been, and are being, implemented to establish an effective internal control environment, and management believes some progress has been made in our developing an effective internal control environment since December 31, 2015, there continues to be material weaknesses identified by our management in our internal control over financial reporting related to the lack of an overall, formalized framework and common policies, IT general controls, and procedures and controls for financial consolidation and reporting, all of which are either not designed and in place or not operating effectively. As a result, a number of adjustments to our consolidated financial statements were identified and made during the course of the audit, the most important of which related to adjustments in our accounting for joint-ventures under IFRS and the disclosure of certain tax credits as non-current assets. In addition, we identified a classification error related to our reporting of deferred income being reported as current instead of non-current liabilities. Specifically, through September 30, 2016, we presented all deferred income associated with maintenance and license contracts and project contracts as a current liability when, in fact, a portion of such deferred income related to contractual periods that were more than 12 months after the reporting date and therefore such portion should have been presented as non-current. We detected this at December 31, 2016 as part of our year-end close process and have corrected this (See note 2 to our consolidated financial statements).These corrections had no impact on our consolidated income statements, the computations of our basic and diluted earnings per share, our consolidated statements of comprehensive income, our consolidated statements of changes in equity or our consolidated cash flow statements for the years ended December 31, 2015 and 2014.

Notwithstanding the identified material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2016, management believes that the audited consolidated financial statements contained in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS.

As an emerging growth company, we have taken, and are taking, actions to remediate the material weaknesses in our internal control over financial reporting. Key elements of the remediation effort made and being made, include, but are not limited to, the following initiatives:

•	Continuing to establish an overall, formalized framework and adopt and implement common policies, procedures and controls for financial consolidation and reporting, including defining user-access rights to our financial systems, formalizing approval, review and reporting protocols, enhancing our information systems and lines of communication, and formalizing effective information technology policies and procedures; and

•	Continuing to communicate roles and responsibilities to all personnel involved with or having an impact on the financial reporting function, providing the necessary training to personnel and building internal control knowledge.

We believe that the measures described above will assist in remediating the material weaknesses identified above and further strengthen our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine that additional measures are necessary to address any future control deficiencies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm because the JOBS Act provides an exemption from such requirement as we qualify as an emerging growth company.

Changes in Internal Control over Financial Reporting

With the oversight of senior management and our audit committee, and prior to the issuance of the December 31, 2016 financial statements, we have put into place a comprehensive plan to continue to remediate the underlying causes of the identified material weaknesses, which are described above under “Management’s Annual Report on Internal Control Over Financial Reporting.”

In addition, during the year ended December 31, 2016, we took certain actions to remediate the material weakness in our internal control over financial reporting as of December 31, 2015 that was previously identified by our management and described in our annual report on Form 20-F for the fiscal year ended December 31, 2015. The key elements of the remediation effort during 2016, included, but were not limited to, the following initiatives:

(i) Building an overall, formalized framework and adopting and implementing common policies, procedures and controls for financial consolidation and reporting, including defining user-access rights to our financial systems, formalizing approval, review and reporting protocols, enhancing our information systems and lines of communication, and formalizing effective information technology policies and procedures; and

(ii) Communicating roles and responsibilities to all personnel involved with or having an impact on the financial reporting function, providing the necessary training to personnel and building internal control knowledge.

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

BDO Bedrijfsrevisoren Burg. CVBA was engaged as our independent registered public accounting firm in 2016 and 2015 in connection with our SEC reporting obligations, and as our statutory auditor for Belgian company and tax law purposes in 2016. In 2015, Grant Thornton Bedrijfsrevisoren cvba was our statutory auditor for Belgian company and tax law purposes. The following table sets forth by category of service the total fees for services provided by BDO Bedrijfsrevisoren Burg. CVBA during 2016 and 2015, and Grant Thornton Bedrijfsrevisoren CVBA during 2015.

	For the year ended December 31
in 000€	2016	2015
Audit Fees	361	273
Audit-Related Fees	10	15
Tax Fees	—	—
All Other Fees	—	—
Total	371	288

Audit Fees

Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated and statutory financial statements and internal controls, the issuance of comfort letters and interim reviews of our quarterly financial information.

Audit-Related Fees

Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

Tax Fees

No tax fees were paid to BDO Bedrijfsrevisoren Burg. CVBA for the fiscal years ended December 31, 2016 and December 31, 2015.

All Other Fees

No other fees were paid to BDO Bedrijfsrevisoren Burg. CVBA for the fiscal years ended December 31, 2016 and December 31, 2015.

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

All audit related fees for the fiscal years ended December 31, 2016 and 2015 were pre-approved under the pre-approval policies of the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1 of this annual report.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Materialise NV (English translation) (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

2.1	Deposit Agreement, dated as of June 24, 2014, among Materialise NV and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-194982))

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

Certain instruments relating to long-term debt as to which the total amount of securities authorized thereunder does not exceed 10% of the total assets of Materialise NV and its subsidiaries on a consolidated basis have been omitted in accordance with Form 20-F. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

4.1	2007 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	2013 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.3	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.4	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.5	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.6	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.7	Lease, dated September 30, 2002, between Ailanthus NV and Materialise NV (English translation) (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.8	Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-213649))

8.1	Subsidiaries of Materialise NV

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of BDO Bedrijfsrevisoren Burg. CVBA, independent registered public accounting firm

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 28, 2017

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Materialise NV

Leuven, Belgium

We have audited the accompanying consolidated statements of financial position of Materialise NV as of December 31, 2016, December 31, 2015 and December 31, 2014 and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Materialise NV at December 31, 2016, December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015, have been restated to reflect adjustments relating to current deferred income and non-current deferred income as described in Note 2 to the consolidated financial statements.

Zaventem, Belgium

April 28, 2017

BDO Bedrijfsrevisoren Burg. CVBA

Represented by

Bert Kegels

/s/ Bert Kegels

Consolidated income statements

		For the year ended December 31
(in thousands euros, except per share data)	Notes	2016	2015	2014
Revenue	20.1	114,477	102,035	81,355
Cost of sales	20.2	(46,706)	(42,963)	(32,396)
Gross profit		67,771	59,072	48,959
Research and development expenses	20.3	(17,682)	(18,186)	(15,093)
Sales and marketing expenses	20.4	(36,153)	(36,832)	(27,543)
General and administrative expenses	20.5	(20,041)	(15,045)	(11,645)
Net other operating income / (expenses)	20.6	6,212	7,102	5,652
Operating (loss) profit		107	(3,889)	330
Financial expenses	20.8	(2,437)	(2,470)	(1,150)
Financial income	20.9	2,039	3,511	3,160
Share in loss of joint venture	8	(1,018)	(401)	(81)
(Loss) profit before taxes		(1,309)	(3,249)	2,259
Income taxes	20.10	(1,710)	389	(387)
Net (loss) profit of the year		(3,019)	(2,860)	1,872
Net (loss) profit attributable to:
The owners of the parent		(3,019)	(2,807)	2,061
Non-controlling interest		—	(53)	(189)
Earnings per share attributable to ordinary owners of the parent
Basic	21	(0.06)	(0.06)	0.05
Diluted	21	(0.06)	(0.06)	0.05

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

		For the year ended December 31
(in thousands euros)	Notes	2016	2015	2014
Net (loss) profit of the year		(3,019)	(2,860)	1,872
Other comprehensive (loss) income
Exchange differences on translation of foreign operations *		(1,833)	624	126
Other comprehensive (loss) income, net of taxes		(1,833)	624	126
Total comprehensive (loss) income of the year, net of taxes		(4,852)	(2,236)	1,998
Total comprehensive (loss) income attributable to:
The owners of the parent		(4,852)	(2,183)	2,187
Non-controlling interest		—	(53)	(189)

*	May be reclassified subsequently to profit & loss

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		For the year ended December 31
(in thousands of euros)	Notes	2016	2015	2014
Assets
Non-current assets
Goodwill	5	8,860	9,664	7,714
Intangible assets	6	9,765	9,657	7,727
Property, plant & equipment	7	45,063	38,400	30,212
Investments in joint ventures	8	—	1,018	419
Deferred tax assets	20.10	336	1,092	232
Other non-current assets	9	2,154	356	328
Total non-current assets		66,178	60,187	46,632
Current assets
Inventories	9	7,870	5,387	3,660
Trade receivables	10	27,479	22,843	18,370
Held to maturity investments	11	—	—	10,000
Other current assets	9	4,481	4,993	3,540
Cash and cash equivalents	11	55,912	50,726	51,019
Total current assets		95,742	83,949	86,589
Total assets		161,920	144,136	133,221

The accompanying notes form an integral part of these consolidated financial statements.

		For the year ended December 31
(in thousands of euros)	Notes	2016	2015*	2014*
Equity and liabilities
Equity
Share capital	12	2,729	2,729	2,788
Share premium	12	79,019	78,098	76,650
Consolidated reserves	12	(1,603)	1,407	5,764
Other comprehensive income		(1,112)	721	97
Equity attributable to the owners of the parent		79,033	82,955	85,299
Non-controlling interest	12	—	—	(132)
Total equity		79,033	82,955	85,167
Non-current liabilities
Loans & borrowings	14	28,267	16,607	11,848
Deferred tax liabilities	20.10	1,325	2,068	1,329
Deferred income	16	3,588	1,905	1,970
Other non-current liabilities	15	1,873	2,244	969
Total non-current liabilities		35,053	22,824	16,116
Current liabilities
Loans & borrowings	14	5,539	4,482	5,499
Trade payables		13,400	9,712	7,205
Tax payables		926	255	128
Deferred income	16	17,822	14,696	10,449
Other current liabilities	17	10,147	9,212	8,657
Total current liabilities		47,834	38,357	31,938
Total equity and liabilities		161,920	144,136	133,221

*	The years 2015 and 2014 have been restated to reflect the reclassification of the long-term deferred income. See note 2 for more information.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		Attributable to the owners of the parents
(In thousands of euros)	Notes	Share capital	Share premium	Reserves	Other compre- hensive income	Total	Non- controlling interest	Total equity
At 1 January, 2016		2,729	78,098	1,407	721	82,955	—	82,955
Net loss		—	—	(3,019)	—	(3,019)	—	(3,019)
Other comprehensive loss		—	—	—	(1,833)	(1,833)	—	(1,833)
Total comprehensive income (loss)		—	—	(3,019)	(1,833)	(4,852)	—	(4,852)
Equity-settled share-based payment expense	13	—	921	9	—	930	—	930
At 31 December, 2016		2,729	79,019	(1,603)	(1,112)	79,033	—	79,033

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

		Attributable to the owners of the parents
(In thousands of euros)	Notes	Share capital	Share premium	Reserves	Other compre- hensive income	Total	Non- controlling interest	Total equity
At 1 January, 2015		2,788	76,650	5,764	97	85,299	(132)	85,167
Net loss		—	—	(2,807)	—	(2,807)	(53)	(2,860)
Other comprehensive income		—	—	—	624	624	—	624
Total comprehensive income (loss)		—	—	(2,807)	624	(2,183)	(53)	(2,236)
Transfer share capital to share premium - correction	12	(69)	69	—	—	—	—	—
Capital increase in cash	12	5	575	—	—	580	—	580
Capital increase through exercise of warrants	12	5	90	—	—	95	—	95
Acquisition NCI Mobelife	12	—	—	(1,562)	—	(1,562)	185	(1,377)
Equity-settled share-based payment expense	13	—	714	12	—	726	—	726
At 31 December, 2015		2,729	78,098	1,407	721	82,955	—	82,955

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

		Attributable to the owners of the parents
(In thousands of euros)	Notes	Share capital	Share premium	Reserves	Other compre- hensive income	Total	Non- controlling interest	Total equity
At 1 January, 2014		2,235	12,321	3,198	(29)	17,725	10	17,735
Net profit		—	—	2,061	—	2,061	(189)	1,872
Other comprehensive income		—	—	—	126	126	—	126
Total comprehensive income (loss)		—	—	2,061	126	2,187	(189)	1,998
Equity-settled share-based payment expense	13	—	604	11	—	615	—	615
Capital increase initial public offering	12	480	70,004	—	—	70,484	—	70,484
IPO Transaction costs	12	—	(6,279)	—	—	(6,279)	—	(6,279)
Capital increase Rapidfit+	12	—	—	750	—	750	—	750
Written put option on NCI	12	—	—	(273)	—	(273)	—	(273)
Payment Uncalled capital Mobelife	12	—	—	(7)	—	(7)	40	33
Capital increase Mobelife through exercise of warrants	13	—	—	24	—	24	7	31
Capital increase through exercise of warrants	13	73	—	—	—	73	—	73
At 31 December, 2014		2,788	76,650	5,764	97	85,299	(132)	85,167

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31
in 000€	Notes	2016	2015	2014
Operating activities
Net (loss) profit of the year		(3,019)	(2,860)	1,872
Non-cash and operational adjustments
Depreciation of property, plant & equipment	7	6,420	5,122	3,498
Amortization of intangible assets	6	1,954	1,585	1,067
Impairment of goodwill	5	—	104	—
Share-based payment expense	13	977	769	675
Loss (gain) on disposal of property, plant & equipment	7	(149)	(62)	23
Government grants		—	—	(8)
Movement in provisions		18	(116)	—
Movement reserve for bad debt	10	77	254	361
Financial income	20.9	(172)	(413)	(260)
Financial expense	20.8	983	901	1,031
Impact of foreign currencies		(400)	(1,530)	(2,781)
Share in loss of a joint venture (equity method)	8	1,018	401	81
Deferred tax expense (income)	20.10	374	(761)	73
Income taxes	20.10	1,338	373	314
Fair value adjustment contingent consideration	4	(455)	—	—
Other		(78)	—	23
Working capital adjustment & income tax paid		—	—	—
Increase in trade receivables and other receivables		(6,465)	(6,645)	(5,749)
Decrease (increase) in inventories		(2,482)	(1,671)	(311)
Increase in trade payables and other payables		9,086	7,148	5,177
Income tax paid		(530)	(246)	(247)
Net cash flow from operating activities		8,495	2,353	4,839

The accompanying notes form an integral part of these consolidated financial statements.

		For the year ended December 31
in 000€	Notes	2016	2015	2014
Investing activities
Purchase of property, plant & equipment	7	(12,237)	(8,907)	(9,581)
Purchase of intangible assets	6	(2,342)	(1,641)	(923)
Proceeds from the sale of property, plant & equipment (net)	7	1,928	338	103
Acquisition of subsidiary	4	—	(1,619)	(10,364)
Investments in joint-ventures	8	—	(1,000)	(500)
Investments in investments held to maturity	11	—	10,000	(10,000)
Interest received		11	35	20
Net cash flow used in investing activities		(12,640)	(2,794)	(31,245)
Financing activities
Proceeds from loans & borrowings and convertible debt	14	14,669	5,672	3,299
Repayment of loans & borrowings	14	(2,796)	(4,711)	(3,914)
Repayment of finance leases	14	(1,898)	(1,546)	(1,403)
Proceeds from the exercise of warrants	13	—	95	73
Capital increase in subsidiary by non-controlling interest		—	—	781
Purchase of non-controlling interest	12	—	(1,377)	—
Contribution unpaid capital non-controlling interest		—	—	35
Capital increase in parent company	12	—	580	70,484
Direct attributable expense capital increase	12	—	—	(6,279)
Interest paid		(630)	(589)	(606)
Other financial income (expense)		(79)	88	(413)
Net cash flow from (used in) financing activities		9,266	(1,788)	62,057
Net increase of cash & cash equivalents		5,121	(2,229)	35,651
Cash & cash equivalents at beginning of the year	11	50,726	51,019	12,598
Exchange rate differences on cash & cash equivalents		65	1,936	2,770
Cash & cash equivalents at end of the year	11	55,912	50,726	51,019

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

The Group is a leading provider of additive manufacturing (AM) software and of sophisticated 3D printing services. The products and services of the Group are organized in the three segments: Materialise Medical, Materialise Software and Materialise Manufacturing. The Group sells its products in Europe, Americas and Asia.

The consolidated financial statements of the Group for the year ended December 31, 2016 were approved and authorized for issue on April 28, 2017 in accordance with a resolution of the Parent’s Board of Directors.

2 Basis of preparation

The consolidated financial statements of the Group for the three years ended December 31, 2016 were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”) and with International Financial Reporting Standards (IFRS) as adopted by the European Union (“EU-IFRS”).

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

New standards, interpretations and amendments adopted by the Group

The Group has adopted the following new and revised standards and interpretations issued by the IASB and IFRIC that are relevant to its operations and effective for accounting periods beginning on January 1, 2016.

•	Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciations and Amortization, effective for annual periods beginning on January 1, 2016.

•	Amendments to IFRS 11 – Accounting for Acquisition of Interests in Joint Operations, effective for annual periods beginning on January 1, 2016.

•	Annual Improvements to IFRS 2012-2014 Cycle, effective for annual periods beginning on January 1, 2016.

•	Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception, effective for annual periods beginning on January 1, 2016.

•	Amendments to IAS 1 – Disclosure Initiative, effective for annual periods beginning on January 1, 2016.

The application of the above new standards and interpretations did not have a significant impact on the financial position and the results of the Group.

Classification error

Through September 30, 2016, the Group presented all deferred income associated with maintenance and license contracts and project contracts as a current liability while a portion of such deferred income relates to contractual periods that are more than 12 months after the reporting date and therefore such portion should have been presented as non-current. The Group has an increasing volume of software and project contracts with a contractual term of more than 12 months.

For the financial reporting year ended December 31, 2016, the Group is presenting portions of its deferred income associated with such contracts as current and non-current liabilities. This presentation has been applied retroactively for the financial reporting year ended December 31, 2015 and 2014.

The impact on the statement of financial position is as follows:

	For the year ended December 31
in 000€	2015	2014
Deferred income - current - prior to change	16,509	11,652
Deferred income - current - restated	14,696	10,449
Reclassified non-current deferred maintenance revenue	1,813	1,203
Deferred income - non-current - prior to change	92	767
Deferred income - non-current - restated	1,905	1,970

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

The following changes to the consolidation scope occurred in 2016:

•	Liquidation of the subsidiary Rapit Fit Holding Inc on February 17, 2016;

•	Merger of the subsidiary Cenat BVBA with Materialise NV on June 29, 2016;

•	Incorporation of the subsidiary Materialise S.R.L. (Italy) on July 29, 2016;

•	Incorporation of the subsidiary Materialise Australia PTY Ltd on September 30, 2016;

•	Merger of the subsidiary Elbimmo NV with Materialise NV on November 7, 2016;

•	Liquidation of the subsidiary Materialise Metal BVBA on December 5, 2016;

•	Liquidation of the subsidiary Mobelife NV on December 5, 2016;

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

The Group has determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless the development is done based upon specific request of the customer and subject to an agreement. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred.

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

A write-off of inventories is estimated based on an ageing or rotation analysis.

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

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and – for the purpose of the statement of cash flows – bank overdrafts. Bank overdrafts are shown within loans and borrowings in current liabilities on the consolidated statement of financial position.

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

The Belgian defined contribution pension plans are by law with variable minimum returns based on the Belgian government bonds, with a minimum of 1.75% and a maximum of 3.75%, effective for contributions paid as from 2016. For contribution paid until 2015, the minimum guaranteed return is 3.25% on employer contributions and 3.75% on employee contributions.

These plans qualify as defined benefit plans. However for the years 2015 and before, when taken into account the historical discussions on how to account for these specific type of plans where the contributions paid are subject to a minimum guaranteed return at the level of IFRIC, the Company believes the application of the projected unit credit method to these plans is troublesome and will not provide a faithful representation of the liability with respect to these promises. The Group has adopted a retrospective approach whereby the net liability recognized in the statement of financial position is based on the sum of the positive differences, determined by individual plan participant, between the minimum guaranteed reserves and the benefits accrued at the closing date based on the actual rates of return.

Contributions are recognized as expenses for the period in which employees perform the corresponding services. Outstanding payments at the end of the period are shown as other current liabilities.

As from 2016, those plans are accounted for as a defined benefit plan however are considered not material.

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

3D printed products

The Group recognizes revenue on the sale of goods to the customer or distributor upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)).

Perpetual licensed software

The sale and/or license of software products is deemed to have occurred when a customer either has taken possession of or has the ability to take immediate possession of the software and the software key.

Perpetual software licenses can include one year maintenance and support services. The Company sells these maintenance services also on a stand-alone basis and is therefore capable of determining their fair value. On this basis, the amount of the embedded maintenance is separated from the fee for the perpetual license and is recognized ratably over the period to which they relate.

Time-based licensed software

The time-based license agreements include the use of a software license for a fixed term and maintenance and support services during the same period. The Company does not sell time-based licenses without maintenance and support services and therefore revenues for the entire arrangements are recognized ratably over the term.

Maintenance and support services

The Group recognizes revenue from maintenance and support services ratably on a straight-line basis over the term that the maintenance service is provided. In general, maintenance services are not automatically renewed.

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

Multiple element arrangements

The Group has entered into a number of multiple element arrangements, such as when selling perpetual licenses that may include maintenance and support (included in price of perpetual licenses) and time-based licenses (that include embedded maintenance and support, both of which may be sold with software development services, training, and other product sales). In some cases, the Group delivers software development services bundled with the sale of the software.

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

A number of new standards, amendments to standards, and interpretations are not effective for 2016, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

IFRS 9 requires us to record expected credit losses on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We expect to apply the simplified approach and record lifetime expected losses on all trade receivables.

We plan to adopt the new standard on the required effective date. We expect no significant impact on our balance sheet and equity.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

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

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. We plan to adopt the new standard on the required effective date. We have performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. Once the analysis is performed, the transition method will be chosen. Based on the current sales contracts, both methods are feasible from implementation perspective and we do not expect a significant impact in the implementation. Furthermore, we are considering the clarifications issued by the IASB in April 2016 and will monitor any further developments.

We will continue to assess individual contracts to determine the performance obligations included, relating to licenses and royalty based sales, maintenance and support services and the estimated variable considerations and related constraints.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2016 we developed and started testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Our directors are currently reviewing the impact of the implementation of IFRS 15 and have yet to conclude on whether it will have a significant impact on our financial statements in the year of initial application. This analysis is expected to be finalized in the last quarter of 2017.

IFRS 16, Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, subject to endorsement by the European Union. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. We are however not intending to early adopt this standard.

During 2017 we plan to assess the potential effect of IFRS 16 on our consolidated financial statements. To see the volume of operating leases, please refer to Note 22.

The other standards, interpretations and amendments issued by the IASB and relevant for the Group, but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements:

•	Annual Improvements to IFRSs 2014-2016 Cycle (December 2016);

•	IFRS 2: Share-based Payment — Amendments to clarify the classification and measurement of share-based payment transactions (June 2016);

•	IFRS 7: Financial Instruments: Disclosures (Amendments December 2011) — Deferral of mandatory effective date of IFRS 9 and amendments to transition disclosures

•	IFRS 7: Financial Instruments: Disclosures (Amendment November 2013) — Additional hedge accounting disclosures (and consequential amendments) resulting from the introduction of the hedge accounting chapter in IFRS 9

•	IFRS 9: Financial Instruments — Classification and Measurement (Original issue July 2014, and subsequent amendments)

•	IFRS 10 Consolidated Financial Statements — Amendments regarding the sale or contribution of assets between an investor and its associate or joint venture (September 2014)

•	IAS 7: Cash flow statement — Amendments as result of the Disclosure initiative (January 2016)

•	IAS 12: Income taxes — Amendments regarding the recognition of deferred tax assets for unrealized losses (January 2016)

•	IAS 28: Investments in Associates and Joint Ventures — Amendments regarding the sale or contribution of assets between an investor and its associate or joint venture (September 2014)

•	IAS 39: Financial Instruments: Recognition and Measurement — Amendments for continuation of hedge accounting (fair value hedge of interest rate exposure) when IFRS 9 is applied (November 2013)

•	IFRIC 22: Foreign Currency Transactions and Advance Consideration (December 2016)

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

Management has determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless the development is done based upon specific request of the customer and subject to an agreement. As such, development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated income statement as incurred. This assessment is monitored by the Group on a regular basis.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted and measured the cost of cash-settled transactions by reference to the fair value of the equity instrument at the date of reporting. The Group has applied the Black-Scholes valuation model to estimate fair value. Using this model requires management to make assumptions with regards to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 13 and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of the Group;

•	Estimated life of the warrant is estimated to be until the first exercise period which is typically the month after their vesting;

•	Fair value of the shares is determined based on the share price of the Group on Nasdaq at the date of issuance. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number quoted peers in the 3D printing industry.

•	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividends have been paid since inception.

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

As at 31 December 2016, the Group had K€9,451 (2015: K€12,231; 2014: K€10,293) of tax losses carry forward and other tax credits such as investment tax credits and notional interest deduction, of which K€1,570 related to Materialise NV (2015: K€2,009; 2014: K€3,634). These losses relate to the parent and subsidiaries that have a history of losses, do not expire, except for the notional interest deduction of K€315 in 2016 (2015: K€402; 2014: K€338) and may not be used to offset taxable income elsewhere in the Group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized in 2016, 2015 and 2014, given that it in view of the Belgian Patent Income Deduction there is an uncertainly to which extent these tax losses will be used in future years. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Currently the Company is updating the detailed analysis of its tax situation and tax planning. Once this analysis has been finalized, the Company will reassess the need for a valuation allowance on the deferred tax assets.

With respect to the unused tax losses and credits of the other entities, deferred tax assets have been recognized for K€109 only (2015: K€906; 2014: K€58). The Group has not recognized deferred tax assets on unused tax losses totaling K€8,877 in 2016 (2015: K€9,660 ; 2014: K€9,226) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, net profit would have increased by K€3,017 in 2016 during which K€783 of tax losses were utilized. Further details on taxes are disclosed in Note 20.10.

Impairment of goodwill, intangible assets and property, plant & equipment

The Group has goodwill for a total amount of K€8,860 as at December 31, 2016 (2015: K€9,664 ; 2014: K€7,714 ) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different CGUs are disclosed and further explained in Note 5.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. No impairment charges have been recorded during 2016 (2015: K€104; 2014: K€216).

Business combinations

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires us to use significant estimates and assumptions, including

•	estimated fair value of the acquired intangible assets;

•	estimated fair value of property, plant and equipment; and

•	estimated fair value of the contingent consideration.

The contingent consideration as included in the financial statements is recorded at fair value at the date of acquisition and is reviewed on a regular basis, at least annually. The fair value of the contingent consideration is based on risk-adjusted future cash flows of different scenarios discounted using appropriate interest rates. The structure of the possible scenarios and the probability assigned to each one of them is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios as well as the evolution of the variables.

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

4 Business Combinations

Acquisitions in 2016

The Group has not completed any Business Combinations during the year 2016

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

The carrying value of the acquired assets and liabilities equaled its fair value. As such, the amount of excess paid was fully accounted for as goodwill.

The contribution of the acquired business to the revenue and net loss was respectively K€4 and K€(105) as of 31 December 2015. The revenue and the net loss of the acquired business as if it would have been acquired at 1 January 2015 is not materially different.

The goodwill recognized is primarily attributable to the expected synergies and the accelerated go-to-market time for the products developed with the acquired technology. The goodwill is not deductible for income tax purposes.

Cenat

The Group signed a sale and purchase agreement on 10 March 2015 to acquire all of the shares and voting interests of Cenat BVBA for a consideration in cash of K€1,547 and a contingent consideration related to certain targets set over the coming years between K€0 and K€2.250. The fair value of this contingent consideration as of December 31, 2015 was estimated at K€1,310.

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

As of December 31, 2015 the fair value of the technology amounts to K€1,674. The deferred tax liabilities comprise the tax effect of the fair value adjustment for the technology platform. The fair value of the contingent consideration payable was valued at K€1,310 and relates to the achievement of certain financial targets related to revenue and production costs as a percentage of revenue set for the next years up to 2019. The contingent consideration is payable in the years 2018, 2019 and 2020.

The contribution of the acquired business to the revenue and net loss was respectively K€0 and K€(500) as of 31 December 2015. The revenue and the net loss of the acquired business as if it would have been acquired at 1 January 2015 is not materially different.

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

The fair value of the customer relationship amounts to K€93 and the fair value of property, plant & equipment (mainly 3D printers) amounts to K€756. The deferred tax liabilities comprise the tax effect of the fair value adjustment for the customer relationships. There were no contingent considerations payable. The fair value of the receivables at acquisition date is K€98 which equals the gross contractual amounts receivable.

The contribution of the acquired business to the revenue and net loss was respectively K€1,115 and K€(264) as of 31 December 2014. The revenue and the net loss of e-Prototype since 1 January 2014 is not materially different.

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

The accounting for the business combination was finalized during 2015 whereby the fair value of the deferred income has been reduced from K€1,754 to K€1,408 impacting also the fair values of the customer relationships and the technology. The fair value of the customer relationship amounts to K€4,688 and the fair value of the technology amounts to K€1,278. The deferred tax liabilities comprise the tax effect of the fair value adjustment for the customer relationships, technology and deferred income. The purchase price paid at the acquisition date amounted to KGBP 8,472 or K€10,724. The fair value of the receivables is K€909 which equals the gross contractual amounts receivable.

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

The contribution of the acquired business to the revenue and net profit of the Group for the year ended 31 December 2014 were respectively K€937 and K€265. The pro forma revenue and the pro forma net profit of the acquired business would have been K€3,438 and K€797, respectively, if the business would have been acquired on 1 January 2014.

The total amount of the acquisition related costs is K€157 which have been recognized in the line “General and administrative expenses”.

Changes in the measurement of the contingent consideration for previous acquisitions

Cenat

The Group signed a sale and purchase agreement on 10 March 2015 to acquire all of the shares and voting interests of Cenat BVBA for a consideration in cash of K€1,547 and a contingent consideration related to certain targets set over the coming years between K€0 and K€2.250. The fair value of this contingent consideration was estimated at time of time of final accounting (31 December 2015) at K€1,310 .

The Group has re-estimated the fair value of the contingent consideration at 31 December 2016 to K€909, based on the historical results and the forecasted financial information for the period 2017 to 2019. The fair value adjustment resulted in a gain of K€455 recorded in the line “other operating income (expenses)”.

The undiscounted earn-out scenarios range from K€610 to K€1,507 . The probabilities for each scenario range from 0 % to 40 % whereby a cumulative probability of at least 50% is allocated to the scenarios with a undiscounted consideration between K€610 and K€641.

5 Goodwill

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	For the year ended December 31
in thousands of euros	2016	2015	2014
CGU: MAT NV SAM BE	3,241	3,241	1,532
CGU: e-Prototype	775	801	820
CGU: Rapidfit+ (USA)	—	—	107
CGU: OrthoView	4,667	5,445	5,255
CGU: MAT NV Manufacturing (Metal)	177	177	—
Total	8,860	9,664	7,714

The changes in the carrying value of the goodwill can be presented as follows for the year 2016, 2015 and 2014:

in 000€	Gross	Impair- ment	Total
At 1 January 2014	1,612	—	1,612
Additions	5,997	—	5,997
Impairment	—	—	—
Currency translation	105	—	105
At 31 December 2014	7,714	—	7,714
Additions	1,769	—	1,769
Impairment	—	(104)	(104)
Currency translation	285	—	285
At 31 December 2015	9,768	(104)	9,664
Additions	—	—	—
Impairment	—	—	—
Currency translation	(804)	—	(804)
At 31 December 2016	8,964	(104)	8,860

The goodwill of Orthoview (UK) and of e-Prototype (PL) include respectively K€(777) and K€(27) impact of currency translation.

The goodwill related to the acquired business of CENAT during 2015 is allocated to the cash generating unit MAT NV SAM BE.

The Group has performed an impairment test based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate.

The MAT NV 3D Printing software (BE) and Cenat CGU are included in the reportable segment Materialise Software. The Rapidfit+ (USA), e-Prototypy (PL) and Mat Metal CGU are included in the reportable segment “Materialise Manufacturing”. The CGU Orthoview (UK) is included in the reportable segment “Materialise Medical”.

CGU: MAT NV 3D Printing software (BE)

The goodwill allocated to the CGU MAT NV 3D Printing software (BE) relates to the goodwill from the acquisition of CENAT in 2015 and the goodwill related to Marcam (DE-3D Printing Software).

The impairment test is based on the projected discounted cash flows resulting from the CGU MAT NV 3D Printing software, considering a period of 5 years. The main assumptions for goodwill impairment testing include a pre-tax discount rate (based on WACC) of 7.17% and a perpetual growth rate of 2%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of €23.2 million. Based on the sensitivity analysis where the year-on-year growth rate of the revenue, gross margin and the operating costs would be zero and the sensitivity analysis where discount rate would increase with 1%, the value in use would be significantly higher than the carrying value of the cash generating units.

CGU e-prototype

The impairment test on the GCU e-prototype is based on the projected discounted cash flows resulting, considering a period of 5 years. The main assumptions include a pre-tax discount rate (based on WACC) of 10.55% and a perpetual growth rate of 5%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience and significant capex in new 3D printing equipment expected to realize in 2017 which will positively impact revenue during 2017 and beyond. It was concluded that the value in use is higher than the carrying value of the cash generating unit of €1.9 million. Based on the sensitive analysis where the year-on-year growth rate of the revenue, gross margin and the operating costs would be zero and the sensitivity analysis where discount rate would increase with 1%, the value in use would be significantly higher than the carrying value of the cash generating units.

CGU Orthoview

The impairment test on the GCU Orthoview is based on the projected discounted cash flows resulting, considering a period of 5 years .The main assumptions include a pre-tax discount rate (based on WACC) of 11.17% and a perpetual growth rate of 2%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of €9.8 million. Based on the sensitive analysis where the year-on-year growth rate of the revenue, gross margin and the operating costs would be zero and the sensitivity analysis where discount rate would increase with 1%, the value in use would be higher than the carrying value of the cash generating unit. The Orthoview business is being integrated more and more in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review. For 2016 management believes that Orthoview can still be considered a separate cash generating unit. Per end of 2016 we believe that the goodwill for Orthoview is not impaired.

6 Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2016, 2015 and 2014:

in thousands of euros	Patents & licenses	Software	Acquired customers and technology	Total
Acquisition value
At 1 January 2014	1,664	730	199	2,593
Additions	595	244	84	923
Acquisition of a subsidiary	1	1	6,343	6,345
Disposals	(2)	(16)	—	(18)
Exchange differences	—	—	81	81
Other	84	8	(63)	29
At 31 December 2014	2,342	967	6,644	9,953
Additions	761	671	89	1,521
Acquisition of a subsidiary	—	3	1,474	1,477
Disposals	—	(6)	—	(6)
Currency translation	89	143	(112)	120
Other	10	1	430	441
At 31 December 2015	3,202	1,779	8,525	13,506
Additions	606	1,736	—	2,342
Acquisition of a subsidiary	—	—	—	—
Disposals	(18)	(212)	—	(230)
Transfer between accounts	—	490	—	490
Currency translation	(2)	(26)	(923)	(951)
Other	—	2	(6)	(4)
At 31 December 2016	3,788	3,769	7,596	15,153

in thousands of euros	Patents & licenses	Software	Acquired customers and technology	Total
Amortization
At 1 January 2014	(670)	(474)	(10)	(1,154)
Additions	(326)	(203)	(538)	(1,067)
Disposals	—	18	—	18
Other	—	(2)	(21)	(23)
At 31 December 2014	(996)	(661)	(569)	(2,226)
Additions	(465)	(269)	(851)	(1,585)
Disposals	—	5	—	5
Other	(10)	(33)	—	(43)
At 31 December 2015	(1,471)	(958)	(1,420)	(3,849)
Additions	(576)	(559)	(819)	(1,954)
Disposals	3	239	—	242
Transfer between accounts	—	—	—	—
Currency translation	2	26	144	172
Other	—	1	—	1
At 31 December 2016	(2,042)	(1,251)	(2,095)	(5,388)
Net carrying value
At 31 December 2016	1,746	2,518	5,501	9,765
At 31 December 2015	1,731	821	7,105	9,657
At 31 December 2014	1,346	306	6,075	7,727
At 1 January 2014	994	256	189	1,439

Patent & licenses include only the direct attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use only except for software development on certain application interfaces that were almost fully funded by a third party. The software development capitalized, after deduction of the funding, amounts to K€39

The ‘Acquired customers and technology’ have been recognized as part of the acquisition of Advanced Machining Ltd, E-Prototypy, OrthoView and Cenat (see Note 4).

At 31 December 2016, the remaining amortization period for the acquired customers is 7.75 years for OrthoView, 2.00 years for E-Prototypy and 8.25 years for Cenat (2015: 8.75 years for OrthoView, 3.00 years for E-Prototypy and 9.25 years for Cenat).

The total amortization charge for 2016 is K€1,954 (2015: K€1,585 ; 2014: K€1,067 ) which is included in lines cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses of the consolidated income statement.

7 Property, plant & equipment

The changes in the carrying value of the property, plant and equipment can be presented as follows for the year 2016 and 2015:

in thousands of euros	Land & buildings	Plant & equipment	Leased assets	Construc- tion in progress	Total
Acquisition value
At 1 January 2015	13,268	30,139	7,116	999	51,522
Additions	4,333	4,693	1,200	2,610	12,836
Acquired from business combinations	5	29	306	—	340
Disposals	—	(680)	(325)	—	(1,005)
Transfers	1,824	(1,106)	645	(1,484)	(121)
Currency Translation	289	320	(9)	(11)	589
Other	—	13	—	—	13
At 31 December 2015	19,719	33,408	8,933	2,114	64,174
Additions	8	4,916	2,483	7,899	15,306
Business combinations	—	—	—	—	—
Disposals	(2)	(2,266)	(699)	(6)	(2,973)
Transfers	3	4,180	540	(5,330)	(607)
Currency Translation	69	—	(20)	(25)	24
Other	—	(39)	4	—	(35)
At 31 December 2016	19,797	40,199	11,241	4,652	75,889
Amortization
At 1 January 2015	(2,451)	(16,354)	(2,505)	—	(21,310)
Depreciation charge for the year	(582)	(3,183)	(1,357)	—	(5,122)
Disposals	—	686	44	—	730
Transfers	(1,281)	(12)	1,293	—	—
Currency Translation	(55)	(51)	(1)	—	(107)
Other	—	(13)	48	—	35
At 31 December 2015	(4,369)	(18,927)	(2,478)	—	(25,774)
Depreciation charge for the year	(709)	(4,048)	(1,663)	—	(6,420)
Disposals	2	541	669	—	1,212
Transfers	—	117	—	—	117
Currency Translation	(17)	6	2	—	(9)
Other	—	48	—	—	48
At 31 December 2016	(5,093)	(22,263)	(3,470)	—	(30,826)
Net book value
At 31 December 2016	14,704	17,936	7,771	4,652	45,063
At 31 December 2015	15,350	14,481	6,455	2,114	38,400
At 1 January 2015	10,817	13,785	4,611	999	30,212

The changes in the carrying value of the property, plant and equipment can be presented as follows for the year 2014:

in thousands of euros	Land & buildings	Plant & equipment	Leased assets	Construc- tion in progress	Total
Acquisition value
At 1 January 2014	11,778	21,702	4,636	693	38,809
Additions	180	5,577	2,647	3,824	12,228
Acquired from business combinations	—	713	54	—	767
Disposals	—	(536)	—	(95)	(631)
Transfers	1,092	2,539	(217)	(3,421)	(7)
Currency Translation	218	144	(4)	(2)	356
Other	—	—	—	—	—
At 31 December 2014	13,268	30,139	7,116	999	51,522
Amortization
At 1 January 2014	(1,774)	(14,322)	(2,096)	—	(18,192)
Depreciation charge for the year	(492)	(2,295)	(711)	—	(3,498)
Acquired from business combinations	—	—	—	—	—
Disposals	—	506	—	—	506
Transfers	(155)	(144)	299	—	—
Currency Translation	(30)	(99)	3	—	(126)
Other	—	—	—	—	—
At 31 December 2014	(2,451)	(16,354)	(2,505)	—	(21,310)
Net book value
At 31 December 2014	10,817	13,785	4,611	999	30,212
At 1 January 2014	10,004	7,380	2,540	693	20,617

The investments in property, plant & equipment in 2016 amounted to K€15,306 (2015: K€12,836 ; 2014: K€12,228) and mainly related to the building constructions in Leuven and Poland (K€6,098), the investment into new machines and installations (acquired and leased – K€8,254) and the investment in computer equipment (K€890). The investments in 2015 related to the acquisition of land in Leuven (K€2,026) and in Poland (K€1,283) and the investment into new machines and installations (acquired and leased – K€7,298). The additions of 2014 essentially related to the acquisitions of leased and purchased machines.

The Group realized a net gain on disposal of property, plant and equipment of K€149 in 2016 (2015: a net gain of K€73; 2014: a loss of K€23).

No impairment of property, plant and equipment was recorded.

Land and buildings

The carrying value of land included in land and buildings at 31 December 2016 included K€0 of assets under construction (2015: K€0 ; 2014: K€1,764).

Finance leases

The carrying value of finance leases at 31 December 2016 was K€7,771 (2015: K€6,455; 2014: K€4,611). Finance leases are included in the column leased assets and mainly relate to 3D printing machines with a carrying value of K€7,771 at 31 December 2016 (2015: K€6,455; 2014: K€4,148) and for which depreciation of K€1,663 was recorded in 2016 (2015: K€1,357; 2014: K€643). New finance leases in 2016 amount to K€2,757 (2015: K€3,808; 2014: K€2,647) and mainly relate to leased machinery (3D printing machines).

Assets under construction

In 2016 the assets under construction mainly include the building of the new production and office facility in Belgium and Poland (K€6,098) as well as the construction and upgrade of 3D printing machines. In 2015 and 2014 the assets under construction were mainly the construction and upgrade of 3D printing machines that are being built by the Group.

Borrowing costs

Because insignificant, no borrowing costs were capitalized during any of the years ended December 31, 2016, 2015 and 2014.

Pledges

Land and buildings with a carrying amount of K€10,388 (2015: K€7,479; 2014: K€7,906) and buildings under construction with a carrying amount of K€2,206 (2015: nil; 2014: nil) are subject to pledges to secure several of the Group’s bank loans (Note 22).

8 Investments in joint ventures

The Group has one investment in the joint venture RSprint NV (Belgium). The summarized financial information of RSprint NV can be presented as follows:

in 000€	2016°	2015	2014
(Share in the) joint venture’s statement of financial position°
Current assets	610	414	173
Non-current assets	132	838	381
Goodwill	—	—	—
Current liabilities	(1,060)	(234)	(135)
Non-current liabilities	—	—	—
Shareholders’ Equity	(318)	1,018	419
(Share in the) joint venture income and expenses (loss)°
Revenue	720	214	—
Profit (loss) *	(2,036)	(401)	(81)

*	there are no discontinued operations
°	as from 2016 the complete numbers of the joint venture’s financial statements are presented (100%), for the years 2015 and 2014 only the share of Materialise in the joint venture’s financial statements are presented.

Total current assets include cash and cash equivalents for a total amount of K€86 per 31 December 2016 (2015: K€518 ; 2014: K€222 ). Profit (loss) include total deprecations and amortization for a total amount of K€34 in 2016 (2015: K€218 ; 2014: K€31 ).

The movement of the carrying value of the joint venture is as follows:

in 000€
Carrying value per 31 December 2014	419
Additional investment	1,000
Share in loss	(401)
Carrying value per 31 December 2015	1,018
Additional investment	—
Share in loss	(1,018)
Carrying value per 31 December 2016	—

The Group has not recognized its share in the losses of the joint venture for a total amount of K€161 in 2016.

9 Inventories and other assets

Other non-current assets

Other non-current assets include the following:

	For the year ended December 31
in 000€	2016	2015	2014
Tax credits	1,766	—	—
Guarantees and deposits	342	320	270
Other	46	36	58
Total non-current assets	2,154	356	328

The non-current tax credits relate to tax credits that will be realized over more than one year. In 2015 and 2014, all tax credits were presented as current based on the assessment of the realization at that time.

Inventories

Inventories include the following:

	For the year ended December 31
in 000€	2016	2015	2014
Raw materials	4,297	3,390	2,175
Work in progress	2,693	1,442	1,096
Finished goods	880	555	389
Total inventories (at cost or net realizable value)	7,870	5,387	3,660

The amount of the inventory written-off as an expense is K€98 (2015: K€88 ; 2014: K€50 ).

Other current assets

Other current assets include the following:

	For the year ended December 31
in 000€	2016	2015	2014
Deferred charges	1,483	1,442	1,034
Tax credits	176	1,285	696
Accrued income	666	254	236
Other tax receivables	604	958	253
Other non-trade receivables	1,552	1,054	1,321
Total current assets	4,481	4,993	3,540

10 Trade receivables

The trade receivables include the following:

	For the year ended December 31
in 000€	2016	2015	2014
Trade receivables	27,990	23,348	18,660
Amortization receivables	(511)	(505)	(290)
Total	27,479	22,843	18,370

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As at 31 December 2016, trade receivables of an initial value of K€511 (2015: K€506; 2014: K€290) were impaired and fully provided for. See below for changes in the impairment of receivables.

in 000€
At 1 January, 2014	(1,252)
Addition	(473)
Usage	1,162
Reversal	273
At 31 December, 2014	(290)
Addition	(424)
Usage	39
Reversal	170
At 31 December, 2015	(505)
Addition	(266)
Usage	190
Reversal	70
At 31 December, 2016	(511)

11 Cash and cash equivalents and held to maturity investments

Cash and cash equivalents include the following:

	For the year ended December 31
in 000€	2016	2015	2014
Cash at bank	45,645	41,701	39,921
Cash equivalents	10,267	9,025	11,098
Total	55,912	50,726	51,019

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

As at 31 December 2014, the Group also owned held to maturity investments for an amount of K€10,000. These were investments on term accounts between 6 to 12 months and earned interest at a fixed deposit rate.

There were no restrictions on cash during 2016, 2015 or 2014.

12 Equity

Share capital

The share capital of the parent company Materialise NV consists of 47,325,438 ordinary nominative shares at December 31, 2016 (2015: 47,325,438 ;2014: 47,147,256 ) with no nominal but par value of €0.058 in 2016 (2015: €0.058 ; 2014: €0.059 ) for a total amount of K€2,729 at 31 December 2016 (2015: K€2,729 ; 2014: K€2,788 ).

in 000€, except share data	Total number of founder shares	Total number of ordinary shares	Total share- holders’ capital	Total share- premium
Outstanding at 1 January, 2014	—	39,072,056	2,235	12,321
Capital increase IPO 30/06/2014	—	8,000,000	480	70,004
Capitalization costs IPO 30/06/2014	—	—	—	(6,279)
Equity settled share-based payments expense	—	—	—	604
Capital increase by exercise warrants on 31/10/2014	—	75,200	73	—
Outstanding on 31 December, 2014	—	47,147,256	2,788	76,650
Transfer share capital to share premium	—	—	(69)	69
Capital increase in cash	—	80,182	5	575
Capital increase via exercise of warrants	—	98,000	5	90
Equity settled share-based payments expense	—	—	—	714
Outstanding on 31 December, 2015	—	47,325,438	2,729	78,098
Transfer share capital to share premium	—	—	—	—
Capital increase in cash	—	—	—	—
Capital increase via exercise of warrants	—	—	—	—
Equity settled share-based payments expense	—	—	—	921
Outstanding on 31 December, 2016	—	47,325,438	2,729	79,019

The transfer of the share capital to the share premium in 2015 relates to the capital increase by exercise of warrants on October 31, 2014 whereby the Group has transferred an amount of K€69 to share premium as registered in the notarial deed of March 5, 2015.

On March 5, 2015, the Group has issued 80,182 new shares at a price of €7.22 per share resulting in an increase of the share capital by K€5 and the share premium by K€575. The creation of the shares was done as part of the deal with the former shareholders of Mobelife.

The shareholders’ capital increased by K€5 in 2015 (2014: K€73) as a result of the exercise of warrants outstanding and fully vested. The number of new shares issued was 98,000 at a price is €0.98 per share.

On June 30, 2014, the Group has successfully completed and settled its initial public offering on Nasdaq at the initial stock price $12 and the issuance of 8,000,000 new ordinary shares (post stock-split) with a total increase in share capital and share premium of K€70,484 (equivalent of K$96,000). The total expenses directly related to the share capital increase amounted to K€6,279 which were deducted from the share premium.

In addition, the shareholders have approved on June 30, 2014 a stock-split of 1 ordinary share to 4 new ordinary shares and the pre-existing classes of ordinary shares have been eliminated. In this respect, all share amounts and the EPS were adjusted retro-actively to reflect the stock-split.

Until 2013, the ordinary shares were divided in three categories: A, B and C with similar voting and dividend rights. The three categories have been eliminated as part of the initial public offering in June 2014.

The Company also issued previously 300,000 founder shares which do not represent shareholders’ capital but grant the holder voting and dividend rights. The terms & conditions are further discussed in Note 24. The General Meeting of Shareholders held on November 28, 2013 converted the 300,000 founder shares into ordinary A shares resulting in a dilution for the existing shareholders by 3.07%. Those A shares will benefit from all rights allocated to the ordinary shares.

The shareholders of the Group have granted to the Group’s Board of Director’s, by a decision taken on April 23, 2014, the right to increase the share capital by K€2,715 without the consent of the Shareholders for a maximum of 5 years.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€79,019 at December 31, 2016 (2015: K€78,098; 2014: K€76,650). The change in 2016 is the result of the share-based payment expense of K€921.

The change in 2015 is the result of (i) the transfer of K€69 from share capital; (ii) the portion of the capital increase in cash of K€575; (iii) the portion of the capital increase due to the exercise of warrants of K€90 and (iv) the result of the share-based payment expense of K€714.

Reserves

The nature and purpose of the reserves is as follows:

	For the year ended December 31
in 000€	2016	2015	2014
Legal reserve	279	226	226
Retained earnings	(1,882)	1,181	5,538
Reserves	(1,603)	1,407	5,764

The legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2016, 2015 and 2014.

Non-controlling interest

The non-controlling interest is zero at December 31, 2016 and at December 31, 2015. The non-controlling interest in 2014 represents 22.31% of the shares in the subsidiary Mobelife that are held by third parties.

No non-controlling interest is recognized for the 16.67% held by a third party in RapidFit+ as the amount was reclassified to a financial liability.

Mobelife

On March 5, 2015 the Group acquired all non-controlling interests in the subsidiary Mobelife for a total cash consideration of K€1,377. The acquisition was accounted for as an equity transaction resulting in a K€1,562 loss recognized in the reserves attributable to the owners of the parent. The shareholders of Mobelife paid during 2014 uncalled capital for a total amount of K€181 of which K€33 by the non-controlling interest. A loss on dilution for the Group has been recognized for an amount of K€7 in 2014.

At the end of December 2014, the shareholders’ capital of Mobelife was increased by K€31 as a result of the exercise of fully vested warrants. A gain in dilution for the Group has been recognized in the amount of K€24.

Rapidfit+

On February 28, 2013, the Group has carved-out its Rapidfit+ business into a newly created entity Rapidfit+. On June 27, 2013, the investor PMV-TINA has subscribed to 100% of the capital increase of K€1,000 resulting in a dilution of the Group’s interest in Rapidfit+ from 100% to 83.33%. As a result of this dilution, the Group recognized a gain of K€736 in consolidated reserves at December 31, 2013.

The shareholders of Rapidfit+ have decided to increase the capital of the entity as of December 23, 2014 to K€2,235. Each shareholder has participated in proportion to its interest in Rapidfit+ whereby the Group participated for K€3,750 (of which K€703 as capital increase and K€3,047 as increase share premium) and PMV-TINA participated for K€750 (of which K€141 as capital increase and K€609 as increase share premium). The capital increase subscribed by PMV-TINA is shown in the reserves as no non-controlling interest is presented for Rapidfit+ (see further).

After the capital increase the shareholders of Rapidfit+ have decided to reduce the shareholders capital by K€1,410 by incorporating the historical losses of K€1,328 and creating a reserve of K€82.

The Group has purchased a call option and written a put-option on the non-controlling interest in Rapidfit+. The call option is accounted for in accordance with IAS 39 and has an exercise price which is calculated according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. Currently the call option is deeply out of the money due to the significant losses of Rapidfit+ and as such the fair value is estimated at zero at December 31, 2016. The call option is exercisable between 2015 and 2019.

The written put option has been recognized as a financial liability and measured at the fair value of the redemption amount and amounts to K€735 at 31 December 2016 (2015: k€673; 2014 K€639). The undiscounted estimated redemption amount totals K€875 at December 31, 2016 (2015: K€875; 2014: K€875). The redemption price has an exercise price according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. The initial recognition resulted in a reclassification of K€264 from non-controlling interest and K€64 from consolidated reserves. The parameter “invested capital” of the contractual formula has been adjusted in December 2014 to reflect the impact of the capital increase and the exercise period has been extended with one year. As a result, the estimated redemption amount of the written put option has increased by K€273 which has been recorded in diminution of the consolidated reserves. The written put option is exercisable between 2017 and 2021.

In addition, Rapidfit+ has issued 10 dilution warrants to the non-controlling interest which are exercisable upon occurrence of certain specified events. The fair value of the dilution warrants is zero per end of 2016 (2015: zero; 2014: zero).

13 Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2016	2015	2014
Outstanding at 1 January	1,401,852	1,579,955	505,064
Granted	350,000	18,180	1,398,540
Forfeited / Cancelled	(70,852)	(98,283)	(248,449)
Exercised	—	(98,000)	(75,200)
Outstanding at 31 December	1,681,000	1,401,852	1,579,955
Exercisable at 31 December	—	—	123,163

The Group’s share-based payment plans are all equity-settled except for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled.

The number of outstanding warrants has been adjusted to reflect the 1-to-4 stock split decided in June 2014.

Equity-settled share-based payment plans

The Group has several plans in place (2007 warrant plan, 2013 warrant plan, IPO warrant plan and 2015 warrant plan) which have similar terms except for the exercise price, except for the 2015 warrant plan.

2007 warrant plan and 2013 warrant plan

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

The status of the 2007 and 2013 warrant plan at 31 December is as follows:

	2016	2015	2014
Outstanding at 1 January	439,896	555,896	505,064
Granted	—	—	166,800
Forfeited / Cancelled	(4,800)	(18,000)	(40,768)
Exercised	—	(98,000)	(75,200)
Outstanding at 31 December	435,096	439,896	555,896
Exercisable at 31 December	—	—	123,163

IPO warrant plan

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

The Group granted 979,898 warrants in July 2014 and 36,151 warrants in November 2014 in the context of the initial public offering to the employees of the Group with an exercise price of €8.81 (“IPO warrant plan”). The Group granted an additional 18,180 warrants to employees in July 2015 under the IPO warrant plan.

The status of the IPO warrant plan at 31 December is as follows:

	2016	2015	2014
Outstanding at 1 January	772,859	828,342	—
Granted	—	18,180	1,016,052
Forfeited / Cancelled	(45,260)	(73,663)	(187,710)
Exercised	—	—	—
Outstanding at 31 December	727,599	772,859	828,342
Exercisable at 31 December	—	—	—

Warrant plan 2015

The Board of Directors decided on 18 December 2015 on a new plan (“2015 warrant plan”) by which it can grant up to 1,400,000 warrants to employees. Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants vest for 10% on the second anniversary of the granting; 20% on the third anniversary of the granting; 30% on the fourth anniversary of the granting and 40% on the fifth anniversary of the granting, unless otherwise decided by the board of directors or one or more of its representatives granted powers thereto. Warrants are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the parent Company of the second and fourth quarter, or (ii) if no quarterly results are published, during the month March and the month September of every year. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a term of 10 years.

The Group granted 350,000 warrants in September 2016 to the employees of the Group with an exercise price of €6.45. The status of the 2015 warrant plan at 31 December is as follows:

2016
Outstanding at 1 January	—
Granted	350,000
Forfeited / Cancelled	—
Exercised	—
Outstanding at 31 December	350,000
Exercisable at 31 December	—

Fair value

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table provides the input to the Black-Scholes model for the 2007 warrant plan, 2013 warrant plan, IPO warrant plan and 2015 warrant plan:

	Plan 2015 (sept 16)	IPO 2015 (Nov)	IPO 2014 (Nov)	IPO 2014 (June)	2013 (Dec) *	2013 (Oct) *	2007*
Return dividend	0%	0%	0%	0%	0%	0%	0%
Expected volatility	47%	47%	50%	46%	50%	53%	56%
Risk-free interest rate	0.24%	1.17%	1.12%	1.70%	2.56%	2.43%	4.25%
Expected life	4.30	5.50	5.50	5.50	5.50	5.50	5.50
Exercise price (in €)	6.45	8.81	8.81	8.81	8.54	7.86	3.92
Stock price (in €)	6.42	8.08	8.67	8.81	18.09	18.09	3.92
Fair value SAR (in €)	2.41	3.30	3.94	3.83	12.23	12.77	2.15

(*)	Exercise price, stock price and fair value are not adjusted for the 1 to 4 stock-split completed in June 2014.

The above input for the Black-Scholes model have been determined based on the following:

•	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception.

•	Expected volatility is estimated based on the average annualized volatility of the volatility of the Group’s stock (until Sept 2016: of a number of quoted peers in the 3D printing industry and the volatility of the Group’s stock);

•	Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

•	Estimated life of the warrant is determined to be until the first exercise period which is typically the month after vesting;

•	Fair value of the shares is determined based on the share price of the Group on Nasdaq at the date of valuation. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number of quoted peers in the 3D printing industry.

The expense arising from share-based payment transactions for the warrants plans mentioned above was K€921 in 2016 (2015: K€714 ;2014:K€604 ).

The weighted average remaining estimated life of the warrants outstanding as of 31 December 2016 is 4.38 years (2015: 5.50 years; 2014: 4.65 years). The weighted average fair value for the warrants outstanding at the end of 2016 was €6.01 (2015: €3.54 ; 2014: €3.45 ). The weighted average exercise price for the warrants outstanding at the end of 2016 was €8.06 (2015: €8.81 ; 2014: €8.46 ).

The weighted average share price at the date that the 98,000 options during 2015 were exercised was €7.91.

Cash-settled share-based payment plans

The Group has issued 215,688 stock appreciation rights (“SAR”) in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash. The exercise price of the SAR is €8.81.

The status of this plan is as follows:

	2016	2015	2014
Outstanding at 1 January	189,097	195,717	—
Granted	—	—	215,688
Forfeited / Cancelled	(20,792)	(6,620)	(19,971)
Exercised	—	—	—
Outstanding at 31 December	168,305	189,097	195,717
Exercisable at 31 December	—	—	—

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

The fair value of the SAR is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted. The following table lists the input used for the Black-Scholes model:

	2016	2015
Return dividend	0%	0%
Expected volatility	50%	47%
Risk-free interest rate	0.55%	0.98%
Expected life	3.25	4.25
Exercise price (in €)	8.81	8.81
Stock price (in €)	7.30	6.48
Fair value SAR (in €)	2.17	1.87

The expense arising from share-based payment transactions for the SAR’s plan was K€46 in 2016 (2015: K€43 ; 2014: K€60 ). The carrying value of the liability at 31 December 2016 amounts to K€147 (2015: K€101 ; 2014: K€59 ). The total intrinsic value of the liability for warrants currently exercisable was K€0 at 31 December 2016, 2015 and 2014.

Share-based payment plans of Mobelife

The changes in the year for the Mobelife warrant plan 2012 and 2009 are follows:

	2016	2015	2014
Outstanding at 1 January	—	—	404
Granted	—	—	—
Forfeited / Cancelled	—	—	—
Exercised	—	—	(404)
Outstanding at 31 December	—	—	—
Exercisable at 31 December	—	—	—

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

The following table lists the input to the Black-Scholes model both warrant plans:

	Warrantplan
	2009	2012
Return dividend	0%	0%
Expected volatility	31%	56%
Risk-free interest rate	4.25%	4.25%
Expected life	5.50	5.50
Exercise price	€100.00	€536.00
Fair value shares	€100.00	€536.00
Fair value option	36.89	293.64

The above input for the Black-Scholes model have been determined on the same basis as disclosed above.

The expense arising from share-based payment transactions for Mobelife warrant plans was K€0 in 2016 (2015: K€0; 2014: K€2).

Share-based payment plans of Rapidfit+

The subsidiary Rapidfit+ has issued a warrant plan on 23 August 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.92. In January 2014, a total of 199 warrants were granted and accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2016	2015	2014
Outstanding at 1 January	199	199	—
Granted	—	—	199
Forfeited / Cancelled	—	—	—
Exercised	—	—	—
Outstanding at 31 December	199	199	199
Exercisable at 31 December	—	—	—

The following table lists the input to the Black-Scholes model for the RapidFit+ warrant plan:

2014
Return dividend	0%
Expected volatility	50%
Risk-free interest rate	2.29%
Expected life	5.5
Exercise price	€553.92
Fair value option	€262.70

The expense arising from share-based payment transactions for Rapidfit+ warrant plan was K€10 in 2016 (2015: K€10; 2014: K€9).

14 Loans and borrowings

The loans and borrowings include the following:

			For the year ended December 31
in 000€	Interest rate	Maturity	2016	2015	2014
€5,000 bank loan	4.61%	Jun-2027	3,847	4,125	4,390
€4,050 bank loan	1.24%	Dec-2032	4,050	—	—
€2,390 bank loan	1.36%	Oct-2020	1,847	2,392	—
€2,354 bank loan	1.15%	Sep-2032	2,354	—	—
€2,000 bank loan	4.43%	Nov-2020	658	808	952
€1,800 bank loan	0.92%	Sep-2023	1,738	—	—
€1,750 bank loan	5.40%	Dec-2022	906	1,019	1,138
€1,600 investment loan	1.55%	Nov-2022	1,382	1,600	—
€1,000 convertible bond	3.70%	Oct-2020	1,000	1,000	1,011
€1,000 straight loan	1.79%	Feb-2015	—	—	1,000
€899 investment loan	1.12%	Dec-2022	775	900	—
€750 bank loan	1.07%	Sep-2023	750	—	—
€630 institutional loan	0.25%	Sep-2021	630	—	—
€613 bank loan	0.77%	Jun-2023	570	—	—
€612 bank loan	0.85%	Dec-2023	612	—	—
€609 bank loan	1.96%	Mar-2019	—	405	529
€500 bank loan	1.78%	Dec-2018	205	305	404
€490 bank loan	1.02%	Mar-2023	439	—	—
€486 bank loan	0.78%	Jun-2023	452	—	—
€468 bank loan	0.76%	Sep-2023	452	—	—
€450 bank loan	0.93%	Dec-2023	450	—	—
€448 bank loan	5.11%	Dec-2019	200	271	345
€425 bank loan	0.78%	Jun-2023	395	—	—
€414 bank loan	0.76%	Sep-2023	399	—	—
€400 loan with related party	4.23%	Oct-2025	266	290	313
Interest free loan agreements	—	Oct-2016; Mar-2020	306	856	1,652
Obligations under finance lease with related party	0.00%	2015-2017	—	—	1,087
Obligations under finance leases (third parties)	—	2016-2023	7,339	5,823	3,127
Short term credit agreements	0.90%	Jun-2015	—	—	325
Short term credit agreements	1.08%	Jun-2016	—	25	—
Other loans	—	—	1,784	1,270	1,074
Total loans and borrowings			33,806	21,089	17,347
of which current			5,539	4,482	5,499
non-current			28,267	16,607	11,848

K€5,000 secured bank loan

This bank loan has been used to finance the construction of a portion of the office and production building in Leuven (Belgium). The loan started on December 23, 2011 and was completely drawn at K€5,000 as of June 30, 2012. The loan matures on 30 June 2027. The loans bears a fixed interest rate of 4.61% with monthly fixed installments as from July 1, 2012. This bank loan is secured with a mortgage on the building.

K€4,050 secured bank loan

This bank loan has been used to finance the construction of a portion of the office and production building in Leuven (Belgium). The loan was agreed for a total amount of K€12,000 and was first drawn on December 28, 2016 for the amount of K€4,050. The loan matures on December 31, 2032. The loans bears a fixed interest rate of 1.24%. Repayment of capital will only start as of December 1, 2022. This bank loan is secured with a mortgage on the building.

K€2,390 bank loan

This bank loan has been used to finance the Polish operations. The loan started on October 22, 2015 and is repaid in 60 fixed monthly payments. The interest rate is fixed at 1.36%.

K€2,354 secured bank loan

This bank loan has been used to finance the construction of the office and production building in Poland. The loan was agreed for a total amount of K€6,000 and was first drawn on December 28, 2016 for the amount of K€2,354. The loan matures on September 30, 2032. The loan bears a fixed interest rate of 1.15%. The repayment of the capital will only start as of June 1, 2019. This bank loan is secured with a mortgage on the building.

K€2,000 secured bank loan

This bank loan has been used to finance the construction of a portion of the office and production building in Leuven. The loan started on December 1, 2005 with a maturity of 15 years. The loans bears a fixed interest rate of 4.43% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

K€1,800 bank loan

This bank loan has been used to finance the purchase of production equipment. The loan started on October 28, 2016 with a maturity of 7 years. The loans bears a fixed interest rate of 0.92% with monthly fixed installments.

K€1,750 secured bank loan

This bank loan has been used to finance the construction of an office in Czech Republic. The loan started on November 1, 2008 with a maturity of 14 years. The loans bears a fixed interest rate of 5.40% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

K€1,600 investment loan

This loan was contracted to finance the operations of Materialise USA and runs for 7 years. Interest is fixed at 1.55% and payments are done each quarter.

K€1,000 convertible bond with related party

The Group has issued on October 28, 2013 1,000 convertible bonds with a related party for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management.

The conditions of the convertible bond can be summarized as follows:

•	Number of convertible bonds: 1,000

•	Nominal value per bond: K€1

•	Contractual life: 7 years

•	Interest: 3.7%

•	Conversion period: from 1 January 2017 until maturity

•	Conversion price: €1.97

The maximum number of ordinary shares that can be issued upon conversion is 508,904.

The Group has estimated the fair value of a similar liability however without any conversion option by reference to a number of quoted peers in Belgium. The fair value was estimated at K€907. Upon initial recognition, an amount of K€93 was recognized in consolidated reserves reflecting the fair value of the conversion option.

Straight loan

Rapidfit N.V. has obtained a straight loan in order to finance its working capital needs. The loan was repaid by the end of 2016.

K€900 investment loan

This loan was contracted to finance the operations of Materialise Poland and runs for 7 years. Interest is fixed at 1.12% and payments are monthly.

K€750 bank loan

This loan was contracted to finance the operations of Materialise NV and runs for 7 years. Interest is fixed at 1.07% and payments are monthly.

K€630 institutional loan

This loan was contracted with a financial institution in Germany to finance the production operations of Materialise Germany for a maximum amount of K€2,000. Per end of 2016 K€630 has been drawn. The loan is repayable over a 4 year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter.

K€613 bank loan

This loan was contracted to finance the purchase of a 3D printer and runs for 7 years. Interest is fixed at 0.77% and payments are monthly.

K€612 bank loan

This loan was contracted to finance the purchase of a 3D printer and runs for 7 years. Interest is fixed at 0.85% and payments are monthly.

K€609 bank loan

This bank loan was contracted in order to finance the acquisition of machines.

K€500 secured bank loan

This bank loan has been used to finance the purchase of a 3D printing machine. The loan started on December 1, 2013 with a maturity of 5 years. The loans bear a fixed interest rate of 1.78% with monthly fixed installments and is secured.

K€414-K€490 bank loans

Several bank loans were contracted to finance the purchase of 3D printers and other equipment. The maturity ranges from 5 to 7 years, and the annual interest rate varies between 0.76% and 5.11%.

Interest-free loan agreements

The Group has several interest-free loans with an outstanding nominal amount of K€308 (2015: K€881; 2014: K€1,595). The interest-free loans have been initially measured at fair value, which is the present value of the future installments with a discounting rate of 3.04%. The maturity of the remaining loans is February and March 2020 and have either monthly or quarterly installments. The carrying value at December 31, 2016 is K€306 (2015: K€856; 2014: K€1,652). The difference between the carrying value and the nominal value is recognized as financial income over the loan period.

The loans have been granted by either government organizations or business partners.

Finance lease obligations with related parties

The Group has signed two finance lease obligations with Ailanthus NV, a related party to and shareholder of, the Company, for the land and building in Leuven. In April 1998, the Group has signed a finance lease agreement with Ailanthus NV to lease land and a portion of the office and production building. The lease has a term of 15 years and includes a purchase option for the land and the building. The Group has determined that this lease is a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that the Group would exercise its purchase option. The amounts outstanding as of December 31, 2016 is K€0 (2015: K€0; 2014: K€1,000). The interest expense for the year 2016 is K€0 (2015: K€0; 2014: K€0). The term of the lease expired at March 31, 2013 and the purchase option has been exercised. Ownership has been transferred on February 18, 2015.

In October 2001, the Group has signed a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease has a term of 15 years and a purchase option for the land and the building. The Group has determined that this lease is a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that the Group would exercise its purchase option. The amounts outstanding as of December 31, 2016 is K€74 (2015: K72; €2014: K€86). The interest expense for the year 2016 is K€4 (2015: K€5; 2014: K€6). The term of the lease expired on September 20, 2016 and the purchase option will be exercised by notary deed in 2017.

Ailanthus NV has granted another loan at fixed interest rate of 4.23% which matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amounts outstanding as of December 31, 2016 is K€266 (2015: K€290; 2014: K€313). The interest expense for the year 2016 is K€12 (2015: K€13; 2014: K€14) and is included in the “other loans” in the above table.

Finance lease obligations with third parties

The Group has several finance lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers.

15 Other non-current liabilities

The other non-current liabilities consist of the following:

	For the year ended December 31
in 000€	2016	2015	2014
Written-put option Rapidfit+	735	673	638
Contingent consideration	909	1,310	—
Advances received on contracts	—	81	93
Provisions	69	53	169
Other	160	127	69
Total	1,873	2,244	969

We refer to Note 12 for a description of the written-put options Rapidfit+.

The contingent consideration of K€909 at 31 December 2016 (2015: K€1,310) relates to the business combination of CENAT.

The impact of the accounting treatment of the Belgian contribution plans with a minimal guarantee is not material as only a limited number of people can benefit. No provisions have been recognized as of 31 December 2016, 2015 and 2014. As such, no further disclosures have been provided.

16	Deferred income

Deferred income consists of the following:

	For the year ended December 31
in 000€	2016	2015*	2014*
Deferred maintenance & license	16,799	13,136	9,521
Deferred (project) fees	4,134	2,738	2,105
Deferred government grants	419	703	593
Other	58	24	200
Total	21,410	16,601	12,419
of which current	17,822	14,696	10,449
non-current	3,588	1,905	1,970

*	The years 2015 and 2014 have been restated to reflect the reclassification of the long-term deferred income. We refer to Note 2 for more information.

The deferred maintenance and license consist of maintenance fees paid up-front which are deferred and amortized over the maintenance period.

The deferred (project) fees consist of one-time and advance payments received which are deferred over the contractual period.

The deferred government grants relate to grants received from the government mainly in relation to research projects. The grants are recognized as income under “other operating income”.

17	Other current liabilities

Other current liabilities include the following:

	For the year ended December 31
in 000€	2016	2015	2014
Payroll-related liabilities	7,873	7,162	5,827
Non-income tax payables	694	913	988
Accrued charges	946	645	837
Advances received	581	338	503
Other current liabilities	53	154	502
Total	10,147	9,212	8,657

18	Fair value

Financial assets

The carrying value and fair value of the financial assets for 31 December 2016, 2015 and 2014 can be presented as follows:

	Carrying value			Fair value
in 000€	2016	2015	2014	2016	2015	2014
Financial assets
Loans and receivables measured at amortized cost
Trade receivables (current)	27,479	22,843	18,370	27,479	22,843	18,370
Other financial assets (non-current)	388	356	328	388	356	328
Other current assets	2,312	1,751	3,540	2,312	1,751	3,540
Cash & cash equivalents	55,912	50,726	51,019	55,912	50,726	51,019
Total loans and other receivables	86,091	75,676	73,257	86,091	75,676	73,257
Held to maturity investments	—	—	10,000	—	—	10,005
Total held-to-maturity investment	—	—	10,000	—	—	10,005

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The fair value of the held to maturity investments is calculated as the present value of the interest income and nominal amount using the interest rates applicable at reporting date (level 2 inputs);

•	Other current financial assets such as current other receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on 31 December 2016, 2015 and 2014

Financial liabilities:

The carrying value and fair value of the financial liabilities for 31 December 2016, 2015 and 2014 can be presented as follows:

	Carrying value			Fair value
in 000€	2016	2015	2014	2016	2015	2014
Financial liabilities measured at amortized cost
Loans & Borrowings	33,806	21,089	17,347	34,619	21,449	17,761
Trade payables	13,400	9,712	7,205	13,400	9,712	7,205
Other liabilities	794	1,345	2,004	794	1,345	2,004
Total financial liabilities measured at amortized cost	48,000	32,146	26,556	48,813	32,506	26,970
Financial liabilities measured at fair value
Contingent consideration	909	1,310	—	909	1,310	—
Written put option on NCI	735	673	638	735	673	638
Total financial liability measured at fair value	1,644	1,983	638	1,644	1,983	638
Total non-current	30,071	18,851	12,817	30,714	19,259	13,284
Total current	19,573	15,278	14,377	19,743	15,230	14,324

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

•	Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and their fair value is subject to changes in interest rates and individual creditworthiness. The interest-free loans have already been recognized initially at fair value based on a present value technique (level 2 inputs) and are subsequently measured at amortized cost. Their carrying value approximates their fair value.

•	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs).

•	The fair value of the contingent consideration has been determined based on the latest long-term business plans of the Cenat business (level 3 inputs).

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group has no financial instruments carried at fair value in the statement of financial position on 31 December 2016, 2015 and 2014 except for a call option and written put option on non-controlling interest and the contingent consideration for the acquisition of Cenat:

•	The fair value of the written put option is determined based on the present value of the redemption amount and is considered level 3. The redemption amount is a formula (see Note 12) and is estimated on historical financial figures. The impact on the income statement is K€50 during 2016 (2015: K€35 ; 2014: K€25 ).

•	The fair value of the call option is estimated at zero as the call option is deeply out of the money (see Note 12).

•	The fair value of the contingent consideration is estimated based on the current business plans of Cenat and is primarily dependent on achieving certain targets based on future hardware revenue and productions cost level. The fair value of this contingent consideration was initially estimated at K€1,310 (31 December 2015). A fair value adjustment was recognized in 2016 bringing tthe fair value of the contingent consideration to K€909 per 31 December 2016 (see Note 4). A decrease (increase) of the future hardware revenue by an average of 10% assuming stable production cost, would result in a decrease (increase) of the fair value by K€40 (K€39). Higher (lower) production costs by an average of 10% assuming stable hardware sales would result in a decrease (increase) of the fair value by K€7 (K€7).

19	Segment information

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

in 000€	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Adjust- ments & elimi- nations	Consoli- dated
For the year ended 31 December, 2016
Revenues	30,122	37,910	46,406	114,438	39	114,477
Segment EBITDA	10,130	894	3,848	14,872	(6,391)	8,481
Segment EBITDA %	33.6%	2.4%	8.3%	13.0%		7.4%
For the year ended 31 December, 2015
Revenues	25,798	34,856	41,381	102,035	—	102,035
Segment EBITDA	9,093	422	1,645	11,160	(8,239)	2,921
Segment EBITDA %	35.2%	1.2%	4.0%	10.9%		2.9%
For the year ended 31 December, 2014
Revenues	18,095	30,034	33,222	81,351	4	81,355
Segment EBITDA	6,586	2,917	1,144	10,647	(5,752)	4,895
Segment EBITDA %	36.4%	9.7%	3.4%	13.1%		6.0%

The segment EBITDA is reconciled with the consolidated net profit (loss) of the year as follows:

	For the year ended 31 December,
in 000€	2016	2015	2014
Segment EBITDA	14,872	11,160	10,647
Depreciation, amortization and impairment	(8,374)	(6,810)	(4,565)
Corporate research and development	(1,673)	(2,955)	(2,487)
Corporate headquarter costs	(8,646)	(9,700)	(6,573)
Other operating income (expense)	3,928	4,416	3,308
Operating (loss) profit	107	(3,889)	330
Financial expenses	(2,437)	(2,470)	(1,150)
Financial income	2,039	3,511	3,160
Income taxes	(1,710)	389	(387)
Share in loss of joint venture	(1,018)	(401)	(81)
Net (loss) profit	(3,019)	(2,860)	1,872

Entity-wide disclosures

We refer to the Note 20.1 for the revenue by geographical area, based on location of the customer. The total revenue realized in the country of domicile (Belgium) in 2016 amounts to K€7,534 (2015: K€7,202; 2014: K€6,746).

The total non-current assets, other than financial instruments, deferred tax assets and tax credits, by geographical area is as follows:

	For the year ended 31 December,
in 000€	2016	2015
United States of America (USA)	4,697	5,032
Americas other than USA	35	13
Europe (without Belgium)	23,984	22,436
Belgium	34,074	30,315
Asia	898	943
Total	63,688	58,739

The totals of the above table includes goodwill, intangible assets, property, plant & equipment and investments in joint ventures as disclosed in the consolidated statements of financial position.

Please note that for the period ending December 31, 2014 the information is not available.

20	Income and expenses

20.1 Revenue

Revenue by geographical area is presented as follows:

	For the year ended December 31
in 000€	2016	2015	2014
United States of America (USA)	29,267	29,400	24,478
Americas other than USA	1,537	1,590	1,033
Europe	67,883	58,939	47,358
Asia	15,790	12,106	8,486
Total	114,477	102,035	81,355

The Group has no customers (2015: none; 2014: one (within medical segment)) with individual sales larger than 10% of the total revenue. In previous years, one customer represented 11.3% of total revenue in 2014.

The revenue by category is presented as follows:

	For the year ended December 31
in 000€	2016	2015	2014
Software licenses	38,071	20,068	14,483
Software services	5,159	19,188	11,828
Clinical devices	18,315	14,556	14,675
Clinical services	1,908	3,098	1,510
Printed parts	46,445	39,651	32,511
Royalties and other fees	4,579	5,474	6,348
Total	114,477	102,035	81,355

20.2 Cost of sales

Cost of sales include the following selected information:

	For the year ended December 31
in 000€	2016	2015	2014
Purchase of goods and services	(25,374)	(25,203)	(18,739)
Amortization and depreciation	(5,007)	(3,173)	(2,624)
Payroll expenses	(16,161)	(14,524)	(10,910)
Other expenses	(164)	(63)	(123)
Total	(46,706)	(42,963)	(32,396)

20.3 Research and development expenses

Research and development expenses include the following selected information:

in 000€	2016	2015	2014
Purchase of goods and services	(3,177)	(2,176)	(3,042)
Amortization and depreciation	(478)	(1,047)	(702)
Payroll expenses	(13,985)	(14,874)	(11,279)
Other	(42)	(89)	(70)
Total	(17,682)	(18,186)	(15,093)

20.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	For the year ended December 31
in 000€	2016	2015	2014
Purchase of goods and services	(7,450)	(8,330)	(6,339)
Amortization and depreciation	(563)	(1,108)	(436)
Payroll expenses	(27,828)	(26,655)	(20,173)
Other	(312)	(739)	(595)
Total	(36,153)	(36,832)	(27,543)

20.5 General and administrative expenses

General and administrative expenses include the following selected information:

	For the year ended December 31
in 000€	2016	2015	2014
Purchase of goods and services	(5,488)	(3,774)	(2,748)
Amortization and depreciation	(2,326)	(1,482)	(803)
Payroll expenses	(11,895)	(9,270)	(7,872)
Other	(332)	(519)	(222)
Total	(20,041)	(15,045)	(11,645)

20.6 Net other operating income (expense)

The net other operating income (expense) can be detailed as follows:

	For the year ended December 31
in 000€	2016	2015	2014
Government grants	4,181	4,788	3,632
Capitalized expenses (asset construction)	12	693	749
Net foreign currency exchange gains / (losses)	452	361	518
Tax Credits	741	588	—
Other	826	672	753
Total	6,212	7,102	5,652

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs and reduced payroll taxes.

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them.

20.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2016, 2015 and 2014:

	For the year ended December 31
in 000€	2016	2015	2014
Short-term employee benefits	(50,714)	(48,372)	(37,192)
Social security expenses	(10,136)	(9,076)	(7,255)
Expenses defined contribution plans	(388)	(758)	(627)
Other employee expenses	(8,631)	(7,117)	(5,159)
Total	(69,869)	(65,323)	(50,234)
Total registered employees at the end of the period	1,432	1,304	1,100

20.8 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31
in 000€	2016	2015	2014
Interest expense	(665)	(615)	(606)
Foreign currency losses	(1,453)	(1,568)	(119)
Other financial expenses	(319)	(287)	(425)
Total	(2,437)	(2,470)	(1,150)

20.9 Financial income

Financial income includes the following selected information:

	For the year ended December 31
in 000€	2016	2015	2014
Foreign currency exchange gains	1,853	3,098	2,900
Amortization discount interest free loans	14	40	62
Other finance income	172	373	198
Total	2,039	3,511	3,160

20.10 Income taxes

Current income tax

The following table shows the breakdown of the tax expense for 2016, 2015 and 2014:

	For the year ended December 31
in 000€	2016	2015	2014
Estimated tax liability for the period	(1,698)	(373)	(197)
Tax adjustments to the previous period	—	—	—
Deferred income taxes	(12)	762	(190)
Total tax income (loss) for the period	(1,710)	389	(387)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liability and the deferred tax expense for 2016, 2015 and 2014:

in 000€	2016	2015	2014	2016	2015	2014
Tax losses, notional interest deduction and other tax benefits	109	906	58
Amortization development assets and other intangible assets	227	186	170
Deferred revenue	—	—	4
Depreciation property, plant & equipment	—	—	—
Borrowing cost	—	—	—
Financial leasings	—	—	—
Inventory	—	—	—
Other non-current assets	—	—	—
Total deferred tax assets	336	1,092	232	(756)	860	(174)
Property, plant & equipment	(452)	(363)	(277)
Intangible assets	(873)	(1,705)	(1,281)
Tax losses, notional interest deduction and other tax benefits	—	—	229
Total deferred tax liabilities	(1,325)	(2,068)	(1,329)	744	(98)	(16)
Total deferred tax income (loss)				(12)	762	(190)

The Group has unused tax losses, tax credits and notional interest deduction available in an amount of K€9,451 for 2016 (2015:K€12,231 ; 2014:K€10,293 ) of which K€1,570 for 2016 (2015:K€2,009 ; 2014: K€3,634 ) relating to Materialise NV. A total of K€315 in 2016 (2015:K€402 ; 2014:K€338 ) relates to unused notional interest deduction with an expiration date of 31 December 2018.

With respect to the net operating losses of Materialise NV, no deferred tax assets, have been recognized given that it in view of the Belgian Patent Income Deduction there is an uncertainty as to what extend these tax losses will be used in future years. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Currently the Company is preparing a detailed analysis of its tax situation and tax planning. Once this analysis has been finalized, the Company will determine the basis on which to reassess the need for a valuation allowance on the deferred tax assets.

With respect to the net tax losses of the other entities in the Group, no deferred taxes have been recognized in 2016 except for K€109 (2015:K€906 ; 2014:K€58 ), given that it is unclear whether there will be a positive taxable base in the near future for the other entities with fiscal losses.

Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2016	2015	2014
Profit (loss) before tax	(1,309)	(3,249)	2,259
Income tax at statutory rate of 33,99%	445	1,104	(768)
Effect of different local tax rate	663	445	105
Tax adjustments to the previous period	—	—	—
Non-deductible expenses	(453)	(394)	(275)
Capitalized initial public offering transaction costs	—	—	308
Research and development tax credits & patent income deduction	3,664	1,872	1,316
Notional interest deduction Belgium	351	365	—
Non recognition of deferred tax asset	(6,767)	(4,510)	(1,206)
Recognition of deferred tax assets on previous years tax losses	—	742	—
Non-taxable income	729	—	—
Use of previous years tax losses and tax credits for which no deferred tax assets was recognized	50	693	—
Taxes on other basis	(342)	—	—
Other	(50)	72	133
Income tax expense as reported in the consolidated income statement	(1,710)	389	(387)

21	Earnings per share

Basic earnings per share amounts are calculated by dividing the net profit (loss) of the year attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit (loss) attributable to ordinary equity holder of the parent company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all warrants.

The net profit (loss) of the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended December 31
in 000€	2016	2015	2014
Net profit attributable to ordinary equity holders of the parent for basic earnings	(3,019)	(2,807)	2,061
Interest on convertible bonds	—	—	—
Net profit attributable to ordinary equity holders of the parent adjusted for the effect of dilution	(3,019)	(2,807)	2,061

The convertible bond and the warrants are anti-dilutive as per 31 December 2016 and as such has not been considered for adjusting the net profit. We refer to Notes 13 and 14 for information on the number of instruments that could potentially be dilutive but which were not considered in the calculation above.

The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31
in 000€	2016	2015	2014
Weighted average number of ordinary shares for basic earnings per share	47,325	47,224	43,118
Effect of dilution:
Share options	—	—	170
Convertible loan	—	—	—
Weighted average number of ordinary shares adjusted for effect of dilution	47,325	47,224	43,288

The earnings per share are as follows:

	For the year ended December 31
	2016	2015	2014
Earnings per share attributable to ordinary owners of the parent
Basic	(0.06)	(0.06)	0.05
Diluted	(0.06)	(0.06)	0.05

22	Commitments and contingent liabilities

Operating lease commitments

The Group has operating lease commitments mainly related to buildings and cars as follows:

	For the year ended December 31
in 000€	2016	2015	2014
Within 1 year	2,012	908	1,138
Between 2 and 3 years	1,964	1,074	919
Between 4 and 5 years	561	541	34
More than 5 years	84	15	—
Total	4,621	2,538	2,091

The total lease payments recognized in the consolidated income statement are K2,451 in 2016 (2015: K€1,165; 2014: K€1,188). Per January 1, 2017 the Group has refinanced operating car lease commitments into financial lease commitments for an amount of K€1,699. These commitments are not included in the above schedule, nor in the below finance lease commitments overview.

Finance lease commitments

The Group has finance leases for the building and various other items of plant and equipment. Future minimum lease payments under finance lease with the present value of the net minimum lease payments are as follows:

	31 December 2016		31 December 2015		31 December 2014
in 000€	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	2,400	2,287	1,769	1,682	2,077	2,048
Between two and three years	3,640	3,503	4,345	3,968	1,595	1,468
Between four and five years	1,206	1,057	261	254	784	703
More than five years	587	548	—	—	—	—
Total	7,833	7,395	6,375	5,904	4,456	4,219
Less finance charges	(438)	—	(471)	—	(237)	—
Present value of minimum lease payments	7,395	7,395	5,904	5,904	4,219	4,219

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment is K€12,594 (2015: K€7,479; 2014 K€7,906). The total outstanding mortgages and pledges are K€32,362 in 2016 (2015: K€12,028; 2014: K€12,147).

Included in the above, the Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€4,491 in 2015 (2015: K€3,491; 2014: K€3,491).

Other commitments

The Group has outstanding non-cancellable contracts with a future commitment of K€1,290 at 31 December 2016 (2015: K€288; 2014: K€196). For property, plant & equipment, we have committed expenditures of K€10,204 as per 31 December 2016 (2015: K€505; 2014: nil). These commitments relate to the construction of the new buildings in Belgium and Poland.

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

The Group is mainly exposed to liquidity risk, interest rate risk and credit risk

Foreign exchange risk

The Group has primarily exposure to the USD as foreign currency. During 2016, 2015 and 2014 the changes in the USD did not have a significant impact on the operating profit of the Group.

During 2016 the USD impact on the cash and term accounts held in USD funded through the initial public offering proceeds was positive for an amount of K€320.

If the USD (rate for 1 EUR) would have appreciated by 10%, the net result would have been K€1,006 lower, excluding the effect of the cash and term accounts held in USD. If the USD (rate for 1 EUR) would have depreciated by 10%, the net result would have been K€823 higher, excluding the effect of the cash and term accounts held in USD

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. The Group still has undrawn lines of credit totaling K€3,063 at 31 December 2016 (2015: K€4,355; 2014: K€4,320).

These line of credit arrangements do not contain significant financial covenants.

The range of contracted obligations and related carrying amounts are as follows:

in 000€	< 1 year	2 to 3 years	4-5 years	> 5 years	Total
At 31 December, 2016
Loan & borrowings	6,050	10,787	7,471	12,620	36,928
Trade payables	13,400	—	—	—	13,400
Other current liabilities	794	—	—	—	794
Total	20,244	10,787	7,471	12,620	51,122

	< 1 year	2 to 3 years	4-5 years	> 5 years	Total
At 31 December, 2015
Loan & borrowings	4,691	10,989	4,187	3,230	23,097
Trade payables	9,712	—	—	—	9,712
Other current liabilities	1,345	—	—	—	1,345
Total	15,748	10,989	4,187	3,230	34,154

	< 1 year	2 to 3 years	4-5 years	> 5 years	Total
At 31 December, 2014
Loan & borrowings	4,885	5,221	3,498	5,568	19,172
Trade payables	7,205	—	—	—	7,205
Other current liabilities	2,004	—	—	—	2,004
Total	14,094	5,221	3,498	5,568	28,381

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

The following is an aging schedule of trade receivables:

in 000€	Total	Non-due	< 30 days	31-60 days	61-90 days	91-180 days	> 181 days
31 December, 2016	27,479	15,590	6,434	1,885	490	2,008	1,072
31 December, 2015	22,843	15,104	3,402	1,348	814	1,057	1,118
31 December, 2014	18,370	11,946	3,144	1,197	558	1,094	431

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended 31 December 2016, 2015 and 2014.

24	Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the year ended December 31
in 000€	2016	2015	2014
Short-term employee benefits	2,693	2,638	2,636
Post-employment benefits	116	109	93
Termination benefits	—	22	118
Total	2,809	2,769	2,847
Warrants granted	199,500	18,180	307,160
Warrants outstanding	790,752	593,448	673,756

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Interest expense	Receivables	Liabilities
Non-executive director’s of the Group
2016	—	72	50	—	972
2015	—	99	12	—	932
2014	—	52	11	—	920
Shareholders of the Group
2016	—	117	16	—	378
2015	—	214	18	—	447
2014	25	264	20	—	1,514
Joint ventures
2016	527	—	—	601	—
2015	547	—	—	189	—
2014	595	—	—	200	—

Related party – Ailanthus NV

Ailanthus NV, shareholder and director of the Group, has provided several loans and financial leases to the Group for the purchase of machinery and a portion of the office and production buildings. We refer to Note 14 for details.

The Group rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2016 was K€141 (2015: K€167; 2014: K€168).

Related party – Convertible debt

The Group has issued on 28 October 2013 1,000 convertible bonds for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management. We refer to Note 14 for more details.

Founder shares

At the inception of the Company, the other shareholders granted a total of 300,000 founder shares (“oprichtersaandelen”) to the founder and CEO of the Group, Mr. Wilfried Vancraen, in his capacity as shareholder. In accordance with Belgian Company Law, these founder shares do not represent shareholders’ capital but grant the holder voting and dividend rights. No other terms and conditions were attached to these founder shares and no dividends has been paid by the Group to the shareholders since inception.

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

There are no significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the financial statements.

26 Overview of consolidated entities

Name	Country of incorporation	% equity interest
		2016	2015	2014	2013
Materialise NV	Belgium	100%	100%	100%	100%
Materialise France SAS	France	100%	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%	100%
Materialise Czech Republic SRO	Czech Republic	100%	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%	99%
Materialise UK Limited	United Kingdom	100%	100%	100%	100%
OBL SAS	France	100%	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%	100%
Mobelife NV (liquidated)	Belgium	—	100%	77.7%	80.6%
Materialise NY LLC (liquidated)	United States	—	—	—	100%
Marcam (merged with Materialise GmbH)	Germany	—	100%	100%	100%
Materialise Malaysia SDN. Bhd.	Malaysia	100%	100%	100%	100%
Materialise Ukraine LLC	Ukraine	100%	100%	100%	100%
RapidFit NV	Belgium	83.3%	83.3%	83.3%	83.3%
RapidFit, LLC	United States	83.3%	83.3%	83.3%	83.3%
Meridian Technique Limited	United Kingdom	100%	100%	100%	—
OrthoView, LLC	United States	100%	100%	100%	—
OrthoView Holdings Limited	United Kingdom	100%	100%	100%	—
Meridian (Corporate Trustee) Limited	United Kingdom	100%	100%	100%	—
OrthoView Limited	United Kingdom	100%	100%	100%	—
Materialise SA	Poland	100%	100%	100%	—
Materialise Colombia SAS	Colombia	100%	100%	100%	—
RSPRINT powered by Materialise NV (joint venture)	Belgium	50.0%	50.0%	50.0%	—
Materialise Shanghai Co.Ltd	China	100%	100%	100%	—
Cenat bvba (merged with Materialise NV)	Belgium	—	100%	—	—
Mat Metal bvba (liquidated)	Belgium	—	100%	—	—
Elbimmo NV (merged with Materialise NV)	Belgium	—	100%	—	—
Rapidfit Holding LLC (liquidated)	United States	—	100%	—	—
Materialise Australia PTY Ltd	Australia	100%	—	—	—
Materialise S.R.L.	Italy	100%	—	—	—