Form 20-F/A
period 2016-12-31
MATERIALISE NV
filed 2017-06-30
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2016 of Materialise NV (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on April 28, 2017 (the “Original Form 20-F”). The Company is filing this Amendment solely to include the financial statements and related notes of RSPRINT Powered by Materialise NV (“RSPRINT”), and the audit report of BDO Bedrijfsrevisoren Burg. CVBA relating thereto, as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

The Company owns a 50% non-controlling interest in RSPRINT and accounts for RSPRINT using the equity method of accounting. RSPRINT met the significant subsidiary test of an equity investee as of and for the year ended December 31, 2016.

The Original Form 20-F is being amended to include as exhibits: (i) audited financial statements of RSPRINT as of and for the year ended December 31, 2016 and unaudited financial statements as of December 31, 2015 and January 1, 2015 and for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”); (ii) the consent of BDO Bedrijfsrevisoren Burg. CVBA, the independent auditor of RSPRINT; and (iii) certifications by the Company’s Chief Executive Officer and Chief Financial Officer.

This Amendment does not affect any other parts of, or exhibits to, the Original Form 20-F, and it does not reflect events occurring after the date of the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and any documents filed with or furnished to the U.S. Securities and Exchange Commission by the Company subsequent to April 28, 2017.

Page
ITEM 19.	Exhibits	1

PART III

ITEM 19.	EXHIBITS

1.1	Articles of Association of Materialise NV (English translation) (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

2.1	Deposit Agreement, dated as of June 24, 2014, among Materialise NV and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-194982))

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

Certain instruments relating to long-term debt as to which the total amount of securities authorized thereunder does not exceed 10% of the total assets of Materialise NV and its subsidiaries on a consolidated basis have been omitted in accordance with Form 20-F. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

4.1	2007 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	2013 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.3	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.4	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.5	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.6	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.7	Lease, dated September 30, 2002, between Ailanthus NV and Materialise NV (English translation) (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.8	Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-213649))

8.1	Subsidiaries of Materialise NV (previously filed as Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of BDO Bedrijfsrevisoren Burg. CVBA, independent registered public accounting firm (previously filed as Exhibit 23.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016)

23.2	Consent of BDO Bedrijfsrevisoren Burg. CVBA, independent accountants

99.1	Audited Financial Statements of RSPRINT Powered by Materialise NV, as of and for the year ended December 31, 2016

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

    Date: June 30, 2017

4