Form 20-F
period 2017-12-31
MATERIALISE NV
filed 2018-04-30
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017 was: 47,325,438 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.   ☐     Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐   Item 17     ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes     ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

Our trademark portfolio contained 118 registered trademarks and 25 pending trademark applications as of December 31, 2017. This includes 32 registered trademarks and 2 pending trademark applications that we acquired in connection with our acquisition of ACTech Holding Gmbh, ACTech Gmbh and ACTech North America Inc., which refer to collectively as ACTech. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us.

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

•	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;

•	fluctuations in our revenue and results of operations;

•	changes in volumes and patterns of customer electricity usage;

•	our ability to operate in a highly competitive and rapidly changing industry;

•	our ability to adequately increase demand for our products and services;

•	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties;

•	our ability to integrate acquired businesses or technologies effectively;

•	our dependence upon sales to certain industries;

•	our relationships with suppliers;

•	our ability to attract and retain senior management and other key employees;

•	any disruptions to our service center operations, including by accidents, natural disasters or otherwise;

•	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

•	our ability to adequately protect our intellectual property and proprietary technology;

•	our international operations;

•	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

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

A. Selected Financial Data

The tables below contain a summary of our financial data as of and for years ended December 31, 2017, 2016, 2015, 2014 and 2013, which have been derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which we refer to as IFRS. Our consolidated financial statements and the related notes as of and for the years ended December 31, 2017, 2016 and 2015 appear elsewhere in this annual report.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report, as well as the section entitled “Item 5. Operating and Financial Review and Prospects.”

Consolidated Statements of Financial Position Data:

	As of December 31,
in 000€	2017	2016	2015	2014	2013
Inventory and contracts in progress	11,594	7,870	5,387	3,660	3,328
Trade receivables	35,582	27,479	22,843	18,370	12,382
Cash and cash equivalents	43,175	55,912	50,726	51,019	12,598
Total assets	237,539	161,920	144,136	133,221	55,688
Total liabilities	160,024	82,887	61,181	48,054	37,953
Net assets(1)	77,515	79,033	82,955	85,167	17,735
Total equity	77,515	79,033	82,955	85,167	17,735

(1)	Net assets represents total assets less total liabilities.

Consolidated Income Statements Data:

	For the year ended December 31,
in 000€	2017	2016	2015	2014	2013
Revenue	142,573	114,477	102,035	81,355	68,722
Cost of sales	(62,787)	(46,706)	(42,963)	(32,396)	(27,189)
Gross profit	79,786	67,771	59,072	48,959	41,533
Research and development expenses	(19,959)	(17,682)	(18,186)	(15,093)	(10,596)
Sales and marketing expenses	(39,109)	(36,153)	(36,832)	(27,543)	(22,360)
General and administrative expenses	(25,484)	(20,041)	(15,045)	(11,645)	(8,649)
Net other operating income/(expenses)	5,631	6,212	7,102	5,652	4,492
Operating profit (loss)	865	107	(3,889)	330	4,420
Financial expenses	(4,728)	(2,437)	(2,470)	(1,150)	(1,260)
Financial income	3,210	2,039	3,511	3,160	273
Share in loss of joint venture	(469)	(1,018)	(401)	(81)	—
(Loss) profit before taxes	(1,122)	(1,309)	(3,249)	2,259	3,433
Income taxes	(534)	(1,710)	389	(387)	(21)
Net (loss) profit for the year	(1,656)	(3,019)	(2,860)	1,872	3,412
Net (loss) profit for the year attributable to:
The owners of the parent	(1,656)	(3,019)	(2,807)	2,061	3,509
Non-controlling interest	—	—	(53)	(189)	(97)
Earnings per share attributable to the owners of the parent
Basic	(0.03)	(0.06)	(0.06)	0.05	0.09
Diluted	(0.03)	(0.06)	(0.06)	0.05	0.09
Weighted average number of ordinary shares for basic earnings per share (´000)	47,325	47,325	47,224	43,118	37,840
Weighted average number of ordinary shares adjusted for effect of dilution (´000)	47,325	47,325	47,224	43,288	38,204
Consolidated Statements of Comprehensive Income Data:
Net (loss) profit for the year	(1,656)	(3,019)	(2,860)	1,872	3,412
Other comprehensive (loss) income, net of taxes	(691)	(1,833)	624	126	(31)
Total comprehensive (loss) income for the year, net of taxes	(2,347)	(4,852)	(2,236)	1,998	3,381

Other Data (unaudited):

	For the year ended December 31,
in 000€	2017	2016	2015	2014	2013
Adjusted EBITDA (unaudited)(2)	15,138	9,458	3,687	5,752	7,610

(2)	We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding non-recurring initial public offering related expenses, non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Disclosure in this annual report of EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.” The following table reconciles net profit to EBITDA and Adjusted EBITDA for the periods presented:

	For the year ended December 31,
in 000€	2017	2016	2015	2014	2013
Net (loss) profit for the year	(1,656)	(3,019)	(2,860)	1,872	3,412
Income taxes	534	1,710	(389)	387	21
Financial expenses	4,728	2,437	2,470	1,150	1,260
Financial income	(3,210)	(2,039)	(3,511)	(3,160)	(273)
Depreciation and amortization	12,631	8,374	6,810	4,565	3,190
Share in loss of joint venture	469	1,018	401	81	—
EBITDA (unaudited)	13,496	8,481	2,921	4,895	7,610
Non-recurring initial public offering expenses (a)	—	—	—	182	—
Non-cash stock-based compensation expenses(b)	1,033	977	766	675	—
Acquisition-related expenses of business combinations (c)	609	—	—	—	—
Adjusted EBITDA (unaudited)	15,138	9,458	3,687	5,752	7,610

(a)	Non-recurring initial public offering expenses represent fees and costs incurred in connection with our initial public offering.

(b)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

(c)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of ACTech.

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

Year Ended December 31,	High	Low	Average	Year End
2013	1.3816	1.2774	1.3284	1.3779
2014	1.3927	1.3927	1.3927	1.3927
2015	1.2015	1.0524	1.1096	1.0859
2016	1.1516	1.0375	1.1072	1.0552
2017	1.2041	1.0416	1.1298	1.2022

Month	High	Low	Average	Period End
October 2017	1.1847	1.1580	1.1755	1.1648
November 2017	1.1936	1.1577	1.1743	1.1898
December 2017	1.2022	1.1725	1.1836	1.2022
January 2018	1.2488	1.1922	1.2197	1.2428
February 2018	1.2482	1.2211	1.2340	1.2211
March 2018	1.2440	1.2216	1.2334	1.2320
April 2018 (through April 20, 2018)	1.2384	1.2230	1.2316	1.2282

The noon buying rate of the Federal Reserve Bank of New York for the euro on April 20, 2018 was €1.00 = $1.2282.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our strategy includes entering into collaborations with our customers in certain large-scale markets and leveraging these collaborations to enter into other underserved specialty markets. For example, in the medical market, we have entered into collaborations with Zimmer Biomet Holdings, Inc., or Zimmer Biomet, Encore Medical, L.P. (d/b/a DJO Surgical), or DJO Surgical, DePuy Synthes Companies of Johnson & Johnson, or DePuy Synthes, as well as with Global Orthopaedic Technology Pty Ltd, or Global Orthopaedic Technology, Limacorporate Spa, or Lima, Mathys AG, or Mathys, Howmedica Osteonics Corp., or Stryker, and Corin Ltd, or Corin. Increased adoption of our software, products and services, especially in potentially high-growth specialty markets, will depend in part on our current and future collaborators’ willingness to continue to adopt our additive manufacturing solutions in their markets and on our ability to continue to collaborate with these and other players. Certain of our customers that have initially relied on our 3D printing software and services have announced their intention to bring their 3D printing operations in-house and enter the market themselves, and other customers may also do so in the future as they gain experience and as 3D printing technology gains strategic importance, thus denying us continued access to their distribution channels. In addition, a change of control of any of our collaboration partners may negatively impact our relationship. If we are not able to maintain our existing collaborations and develop new collaborative relationships, our foothold in larger markets and expansion into potentially high-growth specialty markets could be harmed significantly.

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

Our revenue from products are currently relatively concentrated in the industrial and medical industries, and particularly in the automotive and orthopedic/cranio-maxillofacial segments within such industries, respectively. This concentration has especially increased in the automotive segment following our acquisition of ACTech in October 2017. To the extent any of these industries experiences a downturn and we are unable to penetrate and expand in other industries, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our 3D printing software, products and services, it may adversely affect our results of operations.

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

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2017, approximately 69% of our revenue was generated, and approximately 70% of our total costs were incurred in euros. As we continue to expand internationally, our exposure to currency risks will increase. Historically, we have not managed our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

Changes in tax laws, treaties or regulations could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically, including possible changes to the patent income deduction and innovation income deduction regime in Belgium or the way it proportionately impacts our effective tax rate. An increase of our future effective tax rates could have a material adverse effect on our business, financial position, results of operations and cash flows. Our financial statements for the year ending December 31,2017 already take into account the announced corporate tax rate decreases in Belgium and the United States.

We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.

We have in the past and intend to continue to evaluate opportunities to acquire or invest in, companies that we believe have products, services, competencies or capabilities that are a strategic or commercial fit with any of our businesses or that otherwise offer opportunities for our company. For example, in 2017, we acquired ACTech, a full service manufacturer of complex metal parts based in Germany. In connection with acquisitions or investments, we may:

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

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or services and to pursue new markets. For example, in the Materialise Medical segment, we have collaborations with leading medical device companies for the development and distribution of our surgical planning software, services, and products, including with Zimmer Biomet, DJO Surgical, DePuy Synthes, Global Orthopaedic Technology, Lima and Mathys. Furthermore, in the Materialise Software segment, we have established a collaboration with Siemens PLM, or Siemens, and, in the Materialise Manufacturing segment, we have established collaborations with HOYA Vision Care Company, or HOYA, and PTC Inc., or PTC. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not succeed in maintaining, renewing or extending existing collaborations or in identifying, securing, or completing any such new transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products or services that achieve commercial success or result in significant revenue and could be terminated prior to developing any products or services.

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

Failure to comply with applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

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

We make significant efforts to maintain the security and integrity of our product source code and computer systems. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These threats include identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, advanced persistent threat (APT), application centric attacks, peer-to-peer attacks, phishing, backdoor trojans and distributed denial of service (DDoS) attacks. Any of the foregoing could attack our products and computer systems. Despite significant efforts to create and continuously reinforce the security barriers to such programs, it is virtually impossible for us to entirely eliminate this risk. Like all software products and computer systems, our software products and computer systems are vulnerable to such cyber attacks, and our computer systems have been subject to certain cyber security incidents in the past. The impact of cyber attacks could disrupt the proper functioning of our software products and computer systems, cause errors in the output of our or our customers’ work, allow unauthorized access to sensitive, proprietary or confidential information of our company, our customers or the patients that we and our customers serve through our medical solutions. Moreover, as we continue to invest in new lines of products and services we are exposed to increased security risks and the potential for unauthorized access to, or improper use of, the information of our product and service users. If any of the foregoing occur, our reputation may suffer, customers may stop buying our products or services, we could face lawsuits and potential liability, and our results of operations could be adversely affected.

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

Our results of operations could be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges that are unusual or non-recurring. Certain macroeconomic events, such as adverse conditions in the global economy, including most recently with the market disruptions caused by the economic and political challenges facing China and Brazil and certain Eurozone countries, and the exit by the United Kingdom from the European Union (commonly referred to as “Brexit”) could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. These economic developments could affect us in numerous ways, many of which we cannot predict. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, or the effects these disruptions and conditions could have on us.

In addition, political and economic developments could also result in changes to legislation or reformation of government policies, rules and regulations, including in relation to tax and trade. Such changes could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability. For example, as a result of the June 2016 Brexit referendum, the British government is negotiating the terms of the United Kingdom’s future relationship with the European Union. Although it is unknown what the final terms will be, it is possible that there will be greater restrictions on imports and exports between the United Kingdom and European Union countries and increased regulatory complexities. These changes may adversely affect our operations and financial results.

Additionally, there have been public announcements by members of the U.S. Congress, President Trump and his administration regarding the possible implementation of a border tax, tariff or increase in custom duties on products manufactured outside of and imported into the United States, as well as the renegotiation of U.S. trade agreements, and, in March 2018, Mr. Trump issued two proclamations imposing tariffs on imports of certain steel and aluminum products. The implementation of a border tax, tariff or higher customs duties on our products imported into the United States or on raw materials we import into the United States, or any potential corresponding actions by other countries in which we do business, could negatively impact our financial performance.

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

In the European Union, the General Data Protection Regulation, or the GDPR, was passed on May 24, 2016, and will replace the current E.U. Data Protection Directive, when it comes into force in May 25, 2018. It introduces new data protection requirements in the European Union, unprecedented regulatory risk for non-compliant data processors and controllers and sizeable penalties for serious breaches - up to €20 million or 4% of global turnover - whichever is higher. The GDPR also significantly expands the territorial reach of existing E.U. data protection and privacy rules. Our business will need to be adapted to meet these obligations.

In ensuring continued compliance with the E.U. regime, our transfer of any personal data from the European Union to the United States must be done in a manner which satisfies E.U. cross-border data transfer requirements. While this may be achieved under the E.U.-U.S. “Privacy Shield,” the legality of this regime has been challenged on a number of occasions in European courts. We will need to take steps to mitigate the risk of the Privacy Shield being invalidated as happened to the previous “Safe Harbour” regime. Adherence to the Privacy Shield is not, however, mandatory. U.S. based companies are permitted to rely either on their adherence to the E.U.-U.S. Privacy Shield or on the other authorized means and procedures to transfer personal data provided by the GDPR, such as the inclusion of standard contractual clauses in contracts between controllers and processors.

In addition, the use and disclosure of personal health and other private information is subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with European governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. For example, the GDPR contains rules relating to the collection and processing of personal information, which are not identical to the current rules under national privacy laws and which contain more strict provisions. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws could create material liability to us, result in adverse publicity and negatively affect our medical business.

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

For instance, in 2010, the U.S. Patient Protection and Affordable Care Act, as amended by the U.S. Health Care and Education Reconciliation Act of 2010, or collectively, the PPACA, was enacted, which included, among other things, the following measures: an excise tax on any entity that manufactures or imports medical devices offered for sale in the United States; a Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research; reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers, effective March 30, 2013 (referred to as the Physician Sunshine Payment Act); payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013; and an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate. Some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to U.S. judicial and Congressional challenges. Efforts to repeal and replace the PPACA have been ongoing since the 2016 election, but it is unclear if these efforts will be successful. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay, circumvent or loosen the implementation of certain provisions requirements mandated by the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. In addition, as part of the December 2017 Tax Cuts and Jobs Act, the “individual mandate,” which required individuals to purchase insurance, was repealed. Thus, the full impact of the PPACA, any law repealing or replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation on our business remains unclear.

The excise tax described above was suspended on December 18, 2015 by the Consolidated Appropriations Act, 2016, which includes a two-year moratorium on the tax effective January 1, 2016 to December 31, 2017. New legislation passed in January 2018 further suspended the medical device excise tax through December 31, 2019. The status of the tax for sales after December 31, 2019 is not clear. The tax may continue to be suspended, or may be reinstated at the same or at a different level effective January 1, 2020. We cannot predict what healthcare programs and regulations will be ultimately implemented at the U.S. federal or state level, or at the E.U. level or within the implementing legislation of the individual E.U. Member States, or the effect of any future legislation or regulation. However, these provisions as adopted could meaningfully change the way healthcare is delivered and financed, and may materially impact numerous aspects of our medical business. In particular, any changes that lower reimbursements or reduce medical procedure volumes could adversely affect our medical business and results of operations.

In addition, in the future there may continue to be additional proposals relating to the reform of the healthcare systems of the United States, the European Union, any individual Member State of the European Union or any other jurisdiction where we may operate. On April 5, 2017, the Medical Devices Regulation (Regulation (EU) 2017/745) was adopted. The regulation will become applicable in 2020. Once applicable, the new regulations will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union; and

•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

This regulation could have a material adverse effect on our financial position and results of operations.

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

The PPACA imposes a deductible excise tax equal to 2.3% of the sales price of a medical device on any entity that manufactures, produces or imports medical devices offered for sale in the United States, with limited exceptions, beginning in 2013. These taxes could have a material, negative impact on our results of operations and our cash flows. The excise tax has, however, been suspended on December 18, 2015 by the Consolidated Appropriations Act, 2016, which includes a two-year moratorium on the tax effective January 1, 2016 to December 31, 2017. On January 22, 2018, legislation was passed that suspends the medical device excise tax for sales in 2018 and 2019. Absent further legislative action, this excise tax will be automatically reinstated for medical device sales starting on January 1, 2020. We cannot predict if the suspension of this tax will be extended or if additional regulations will be implemented in a manner that could adversely affect us.

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

Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose or otherwise circumvent our technologies, software, inventions, processes or improvements. We cannot assure investors that any of our existing or future patents or other intellectual property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection or any competitive advantage. In addition, our pending patent applications may not be granted, and we may not be able to obtain foreign patents or elect to file applications corresponding to our U.S., European or other patents. We intend to expand our business to certain countries that may not provide the same level of patent or other intellectual property protection as the United States and the European Union. Even if we assert our patents or obtain additional patent or similar protection in such countries, effective enforcement of such patents or other rights may not be available. If our patents do not adequately protect our technology, our competitors may be able to offer products or services similar to ours or potential customers may gain illegal access to our proprietary technology. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use. Any of the foregoing events would lead to increased competition and lower revenue or gross margins, which could adversely affect our results of operations.

Moreover, ongoing changes to the U.S. patent laws may impact our ability to obtain and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, or the AIA, introduced significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted and may also affect patent litigation. In recent years, the courts have interpreted U.S. patent laws and regulations differently, and in particular the U.S. Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past. Some of these changes or potential changes may not be advantageous for us, and may make it more difficult to obtain adequate patent protection or to enforce our patents against parties using them without a license or payment of royalties. These changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and the enforcement or defense of our patent rights, all of which could have a material adverse effect on our business and financial condition.

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

Periodic maintenance fees on any issued patent are due to be paid to governmental patent agencies, including the USPTO in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position could be adversely affected.

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

Members of our board of directors and senior management beneficially owned approximately 71.3% of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of December 31, 2017. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our articles of association provide that, as long as Wilfried Vancraen, our founder and Chief Executive Officer, Hilde Ingelaere, an Executive Vice President of our company who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

The dilutive effect of our warrants and convertible bonds could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants and outstanding convertible bonds, as of December 31, 2017, there were outstanding granted warrants to subscribe for an aggregate of 1,458,360 ordinary shares at a weighted average exercise price of €8.05 per share, and €1.0 million of outstanding convertible bonds convertible into an aggregate of 508,904 ordinary shares at a conversion price of €1.97 per share. The warrants and convertible bonds likely will be exercised or converted if the market price of the ADSs equals or exceeds the applicable exercise or conversion price. To the extent such securities are exercised or converted, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

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

We are a “foreign private issuer,” as defined in the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic issuers. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic issuers. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies. As a foreign private issuer, we file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to continue to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2018. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2017, an immaterial amount of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

Although we have expanded our accounting and compliance teams with additional staff and consultants with appropriate experience and technical accounting knowledge, and established an internal control group, our compliance with Section 404 will require that we incur further substantial accounting expenses and expend more significant management efforts. We may need to hire additional internal audit, accounting and financial staff and consultants with appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, we identified a material weakness in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2017. See “Item 15. Controls and Procedures.” We cannot assure you that we will be able to remedy the material weakness in a timely fashion or at all, or that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weakness and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

In accordance with Belgian corporate law, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited by resolution of our shareholders’ meeting or the board of directors. Our shareholders’ meeting or board of directors may cancel or restrict such rights in future equity offerings. In addition, certain shareholders (including those in the United States, Australia, Canada or Japan) may not be entitled to exercise such rights even if they are not cancelled unless the rights and related shares are registered or qualified for sale under the relevant legislation or regulatory framework. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

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

On February 28, 2013, we spun off our fixturing business to a newly incorporated subsidiary, RapidFit NV. Through a capital increase, the Tina fund of the Flemish investment company PMV NV acquired 16.66% of the shares of RapidFit NV on June 27, 2013. For additional information regarding our agreement with PMV regarding RapidFit NV, see “—RapidFit NV Shareholders’ Agreement” below. On September 30, 2013, RapidFit NV, through an asset purchase agreement, acquired for a purchase price of €0.4 million Advanced Machining, Ltd., a Michigan corporation, which is assigned to our Materialise Manufacturing segment. On December 31, 2016, we decided to transfer all the assets and activities of RapidFit, LLC, a subsidiary of RapidFit NV, and dissolved RapidFit LLC on November 6, 2017.

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

On October 21, 2014, we acquired OrthoView Holdings Limited, a leading provider of 2D digital pre-operative planning and templating solutions for orthopedic surgeons, for a cash payment of £8.47 million. OrthoView Holdings Limited is located in the United Kingdom and has 18 full-time equivalent employees, or FTEs. OrthoView Holdings Limited’s software is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. OrthoView Holdings Limited’s software imports a digital X-ray image from a picture archiving and communication system, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. We are gradually adding 3D surgical pre-planning tools and related 3D printed medical devices to OrthoView Holdings Limited’s product offering. On November 13, 2017, we dissolved Orthoview LLC, a subsidiary of OrthoView Holdings Limited.

On March 10, 2015, we acquired the Belgian-based company Cenat BVBA. With Cenat BVBA’s proprietary technology on machine control, we have added new software solutions for ensuring adequate quality control in additive manufacturing production processes.

On October 4, 2017, we acquired ACTech, a full- service manufacturer of complex metal parts based in Germany, pursuant to a Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise NV, Materialise GmbH and the sellers party thereto, based on a total enterprise value of €43.7 million for a total cash payment of €29.4 million. The transaction has brought together our metal competencies with those of ACTech into a comprehensive metal manufacturing offering. We expect the acquisition of ACTech’s expertise and in-house infrastructure will enable us to accelerate the development of our existing metal competence center and take a strong position in the market for the production and delivery of unique, complex 3D-printed metal parts. We also expect the acquisition of ACTech will also enable us to develop and improve our software suite for Metal 3D Printing through close collaboration with ACTech, taking advantage of learning from an active metal manufacturing environment.

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

Capital Expenditures

Our capital expenditures amounted to €35.0 million, €17.6 million and €14.4 million for the years ended December 31, 2017, 2016, and 2015, respectively. In 2017, our main capital expenditures were €12.8 million related to building constructions in Belgium and Poland and €11.9 million for new machinery and installations in Belgium, Poland and Germany. In 2016, our main capital expenditures were €6.1 million related to building constructions in Belgium and Poland and €8.3 million for new machinery and installations, mainly in Europe. In 2015, our main capital expenditures were €3.3 million for land in Belgium and Poland for the extension of our headquarters and the addition of production facilities, respectively, €1.1 million for buildings in the United States and €7.3 million for additional machinery for our production facilities. As of December 31, 2017, we have committed expenditures for the amount of €0.7 million related to the purchase of land in Germany, which we expect will mainly be financed by means of bank loans.

B. Business Overview

Our Mission

Our mission is to make a significant and lasting contribution to a better and healthier world through innovative applications of additive manufacturing using our software and hardware infrastructure.

Our Company

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing in the industrial and medical sectors and will continue to play an instrumental role as the industry evolves. In the healthcare sector, we bring software and medical devices to the market. Our medical software products include surgical planning tools that allow medical professionals to make 3D printable designs of the human anatomy. Our medical devices include surgical guides as well as customized medical implants. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. As of December 31, 2017, our team consisted of 1,862 FTEs, and fully dedicated consultants. Our portfolio of intellectual property features 211 patents and 167 pending patent applications as of December 31, 2017. For the year ended December 31, 2017, we generated €142.6 million of revenue, representing 24.5% growth over the prior year, net loss of €1.7 million and Adjusted EBITDA of €15.1 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

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

Software Development. Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. As a result of our continued deployment over the course of more than 25 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Streamics, have evolved into industry-leading flagship products. Our software competency has evolved into a well-structured organization with 353 FTEs and fully dedicated consultants as of December 31, 2017 based at our headquarters in Belgium and our local field offices in Germany, Malaysia, Ukraine, Poland, China and the United Kingdom. Our software development team works in close partnership with the commercial groups that are active in our various market segments through project teams that support our various products and services. These project teams rely, in turn, on research and development groups that develop libraries of software code that can be shared in multiple products and services across various markets. We have an established quality management system for the development of our software products that is ISO 9001 certified. We are also ISO13485 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States.

3D Printing. As a pioneer in the additive manufacturing industry, we believe we have an extensive history of 3D printing millions of parts utilizing a broad array of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group, which operates in an ISO 9001-certified quality management system, in an ISO 13485-certified system for the production of medical devices, and in an EN9100 certified system for the production of plastic aerospace parts, has its own maintenance and research team that utilizes an in-house laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment. As of December 31, 2017, we had production teams consisting of 343 FTEs and fully dedicated consultants who are spread throughout our headquarters in Belgium and our local field offices in the Czech Republic, Germany, Poland, Japan and the United States. As of December 31, 2017, we operated a total of 179 3D printers (including nine 3D printers which we acquired through the ACTech acquisition), six vacuum casting machines and 16 computer numeric control, or CNC machines (which we acquired through the ACTech acquisition) at these service centers. (See “—Manufacture and Supply” for more detailed information about the printers we operate).

Engineering. Our engineering expertise is integral to our entire business, as it enhances our software development and 3D printing expertise. Our engineers work in teams that support customers in different market segments. These teams work directly with our customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions we provide. Our engineering teams have particular expertise in industrial and medical applications, including patient-specific surgical guides, models and implants with the applicable market clearances. Our teams are highly specialized, especially in the medical field, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. Our engineers operate within the framework of a certified quality management system. Our engineering teams make extensive use of our proprietary software tools and have direct access to our 3D printing center where developments can be tested in an actual production environment. As of December 31, 2017, we had engineering teams consisting of 249 FTEs and fully dedicated consultants based at our headquarters in Belgium and our local field offices in Germany, Malaysia, Ukraine and Colombia.

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

Our Materialise Software Segment

In our Materialise Software segment, we offer proprietary software worldwide through programs and platforms that enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of 3D printers, and various software applications and capturing technologies, including CAD packages and 3D scanners, by enabling data preparation and process planning. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, such as 3D Systems Corporation, Arcam AB, Concept Laser GmbH, envisionTEC GmbH, EOS GmbH, HP Inc., The ExOne Company, Renishaw PLC, SLM Solutions Group AG, Stratasys Ltd., Trumpf GmbH & Co. KG and

voxeljet AG. In addition, we have entered into partnership agreements with leading CAD and product lifecycle management, or PLM, companies such as Siemens and PTC, for the integration of our additive manufacturing technology into Siemens’ NX software and PTC’s Creo software, which will enable the streamlining of the design to manufacturing process for products being produced using additive manufacturing. We offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with almost all 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who can benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems OEMs.

As of December 31, 2017, our Materialise Software segment (including core competencies) had a team of approximately 256 FTEs and fully dedicated consultants, with approximately 38% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Germany, Japan, Malaysia, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts, hardware controller sales for our Materialise Controllers and custom software development services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. We charge our custom software development services either on a time and material or on a fixed-cost basis. For the years ended December 31, 2017, 2016 and 2015, our Materialise Software segment generated revenue of €35.8 million, €30.1 million and €25.8 million, respectively, representing 25.1%, 26.3% and 25.3% of our total revenue, respectively, and 18.8%, 16.8% and 42.6% growth over the prior year, respectively.

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

•	Streamics. Complementary to Magics is our Streamics product, which is a central additive manufacturing logistics and control system that links operators, 3D printers (including those from various OEMs and based on different technologies), processes, materials and shipment flows together to improve customer service and save time and money. Streamics provides a user-friendly, server-based system, which centralizes our customers’ project data and makes it easier to collaborate among team members and communicate with customers. The configurable modules are designed to facilitate communication, support the organization and execution of data preparation, plan machine capacity, and guide post-processing steps, allowing additive manufacturing teams to quickly adapt to business and market changes.

•	3-maticSTL. 3-maticSTL is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing STL files.

•	MiniMagics and MiniMagicsPro. MiniMagics and MiniMagicsPro provide solutions for our customers working in data preparation, or in quoting and quality control teams. MiniMagics allows customers to view STL files and communicate in an efficient way with their account manager by seeing the same visualization of the part on their respective screens. MiniMagicsPro is a professional STL file communication tool that allows account managers to access multiple file formats and exchange annotations and comments with the customer, and generate quotations taking into account file quality and the appropriate build orientation of each part. MiniMagics Pro is designed to give our customers’ quality control and finishing teams the ability to compare measurement results with the initial design and deliver professional quality reports.

•	Build Processors and Machine Control Software. We work in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. Our build processors automatically translate the 3D model data into layer data to provide sliced geometry and can link the latter with the appropriate build parameters to feed the machine control software. Another key benefit of our build processors is that they allow for a two-way communication between Magics and 3D printers. In essence, the build processor not only tells the machine what to do, but is also capable of receiving feedback from the machine allowing the operator to trace and store data on specific jobs for quality control and other purposes. Our machine control software interprets sliced build data that is transferred to 3D printers and steers such machines, helping to ensure smooth and trouble-free production. We also develop the metal build processors in Materialise Bremen and as a consequence we are able to cover a wide range of metal 3D printers. Furthermore, licensing and integrating our build processor framework, companies such as Siemens and PTC can also leverage the extensive ecosystem of build processors we have developed together with OEMs. Powered by our build processor framework and the appropriate build processor, users of Siemens and PTC CAD packages can seamlessly connect directly to the printer from within the CAD application.

•	e-Stage. e-Stage is a software solution that increases additive manufacturing productivity by automating STL support generation, optimizing the STL build process, and reducing the time our customers spend on finishing work such as build support removal and sanding. e-Stage is designed to allow our customers to use less material, to be able to 3D nest and to minimize failed builds. e-Stage for plastic has been commercially available since September 2007, and in the fall of 2017, we released e-Stage for metal.

•	Materialise Controller. Materialise Controller controls and steers additive manufacturing machines using embedded Materialise software, and is fully integrated into the Materialise 3D printing software platform. It is engineered towards research and development applications, machine manufacturers and those who want to control or adapt the production process to their specific needs.

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

Customers. We believe we have a reputation for providing high-quality software in the marketplace and have strong relationships with leading multinational customers and other key users of additive manufacturing. The customers for our Materialise Software segment include 3D printing machine OEMs as well as manufacturers in a variety of other industries, such as the automotive, aerospace, consumer goods and hearing aid industries, and external 3D printing service bureaus. Our Materialise Software segment customer base is spread across Asia, Europe and the Americas.

For the years ended December 31, 2017, 2016 and 2015, our ten largest customers in the Materialise Software segment represented 23.0%, 15.6% and 10.5%, respectively, of our Materialise Software segment’s revenue.

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

Growth Opportunities. As the number of internal and external service or production centers across the 3D printing industry grows with these 3D printing operations running more complex mixes of machines from different manufacturers and based on various technologies, as 3D printing will be increasingly used for the manufacturing of complex or customized end parts, and as the number of 3D printer manufacturers increases with certain new players initially focusing more on the hardware than on the software component of their 3D printers, we believe the demand for highly performing industrial 3D printing software platforms is likely to grow accordingly. Furthermore, we believe that the worldwide market for additive manufacturing software is tied to the growth of the overall additive manufacturing sector and in particular the number of industrial 3D printing systems in operation. We expect that the volume of industrial 3D printing systems sold will grow with increased adoption of additive manufacturing processes, and that 3D printing software, in particular in the professional segment of the market, will increasingly be needed to interface with these systems and allow for more efficient operation of those systems.

We believe that we can continue to expand our market penetration through expanding relationships with customers and OEMs, and through the continued innovation of our software products to adapt to and meet market demands. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require continued investments in the expansion of our marketing and sales presence. In order to be able to meet the demands of new entrants on the market, we also intend to continue to invest significantly in the development of our software products, including furthering their compatibility with as many 3D printers on the market as possible. For example, we believe the market for metal-based printing will be a key growth area in the additive manufacturing industry and, while we believe we currently have a strong market position in software for metal printing, we are also committed to research and development of metal-based technologies, such as machine integration and porous structures generation.

Our Materialise Medical Segment

In our Materialise Medical segment, our product and services offering addresses what we believe to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine.

As of December 31, 2017, our Materialise Medical segment consisted of approximately 542 FTEs, with approximately 29% based at our headquarters in Belgium and the remaining employees distributed throughout our local offices in Australia, China, Colombia, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Medical segment through clinical services and medical software. We sell medical devices that we print for our customers and sell licenses to our medical software packages and software maintenance contracts. We also provide custom software development and engineering services, for which we charge either on a time and material or on a fixed cost basis. The majority of these medical devices that we printed in 2017 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners Zimmer Biomet, DJO Surgical, DePuy Synthes, Stryker, Global Orthopaedics Technology, Corin, Mathys and Lima. We also print patient-specific implants that we sell directly to hospitals or distribute through partners such as DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals. For the years ended December 31, 2017, 2016 and 2015, our Materialise Medical segment generated revenue of €42.8 million, €37.9 million and €34.9 million, respectively, representing 30.0%, 33.1% and 34.2% of our total revenue, respectively, and 13.0%, 8.8% and 16.1% growth over the prior year, respectively.

Medical Software. Our software allows medical-image based analysis and engineering as well as patient-specific design of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies. Our medical software often serves as an introduction to our capabilities and in certain cases leads to clinical services opportunities. Our medical software packages are:

•	Materialise Mimics Innovation Suite. The Materialise Mimics Innovation Suite is a complete set of tools developed for biomedical professionals that allows them to perform a multitude of engineering operations based on medical imaging data. The suite consists of several complementary products and services, including Materialise Mimics, Materialise 3-matic, engineering services and medical models, as well as consultancy and custom software development.

•	Materialise Mimics. Materialise Mimics is software specifically developed for medical image processing that can be used to segment accurate 3D models from medical imaging data (for example, from CT or MRI) to measure accurately in 2D and 3D and to export 3D models for additive manufacturing or to Materialise 3-matic. These patient-specific models can be used for a variety of engineering applications directly in Materialise Mimics or Materialise 3-matic, or may be exported to third party software focused on statistical analysis, CAD or finite element analysis (which is used to predict how a product reacts to real-world forces such as vibration, heat and fluid flow).

•	Materialise 3-matic. Materialise 3-matic focuses on anatomical design and is able to combine CAD tools with pre-processing capabilities directly on the anatomical data coming from Materialise Mimics. It enables our customers to conduct thorough 3D measurements and analysis, design a patient-specific implant, a surgical guide, or a benchtop model, and to prepare the anatomical data and/or resulting implants for simulation.

•	Materialise OrthoView. Materialise OrthoView is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. The software imports a digital X-ray image from a Picture Archiving and Communication System, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. Materialise OrthoView currently serves more than 12,000 orthopedic surgeons in 60 countries globally, focusing primarily on joint replacements. We acquired OrthoView Holdings Limited in October 2014, and have included the OrthoView solution in our portfolio of pre-operative planning solutions and have been gradually integrating 3D solutions in the OrthoView product.

•	Materialise Mimics inPrint. With Materialise Mimics inPrint, clinicians can easily create files for 3D printing and use anatomically accurate models to help simulate or evaluate options for patient-specific surgical treatment. This software was designed specifically around the needs of clinicians to integrate seamlessly into their existing workflow. Materialise Mimics inPrint allows clinicians to get patient images from PACS and directly import them to start the 3D printing process. The software is compatible with digital imaging and communications in medicine, or DICOM, standard, which ensures easy connections with all modern imaging systems. By sharing virtual or printed 3D models as an interactive PDF on any device, communication is both immediate and clear with co-workers, the surgical team and patients.

•	Materialise ProPlan CMF. Materialise ProPlan CMF is a software package developed for oral, maxillofacial, nose, throat and plastic surgeons. The software allows surgeons to pre-operatively plan their surgeries in 3D based on (CB)CT or MRI images using a set of tools to analyze, measure and reconstruct the patient’s anatomy. With the software the surgeon can also plan the movements (translations and rotations) of the mandible or maxilla and preplan the reconstruction of defects.

Clinical Services. Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provide their doctors with virtual surgical planning services for their review and approval. In most cases, we also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, we deliver 3D printed customized patient-specific medical implants. In our 3D printing centers in Belgium, Japan and the United States, we have separate production lines, with an aggregate of 24 machines that only print devices for our Materialise Medical segment.

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

Customers. The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities and industrial companies. For the year ended December 31, 2017, partner sales to medical companies collectively represented 48.5% and total software sales represented 36.5% of our total Materialise Medical segment sales. Most of our other clinical service sales to customers are executed on the basis of single transaction contracts or purchase orders. These contracts and purchase orders lay out the pricing, delivery and other terms of the order.

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

Growth Opportunities. The Materialise Medical segment is the market where we believe we can most directly realize our mission statement and contribute to a healthier world. We are currently investing significantly in the development of new product offerings as well as the expansion of our distribution channel in the various sub-segments of our Materialise Medical segment. In the surgical guide business, our growth over the last few years has come primarily from the knee-implant market, a market where medical device companies are currently developing their own guide solutions. We have been developing solutions for additional joints and have launched guides for shoulders and hips. We have also developed other applications, such as malunion and osteotomy surgical guides. We intend to further diversify our product portfolio through product development as well as and entering into new collaborations. For example, we are making significant investments in research to produce 3D printable models based on X-ray data.

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

As of December 31, 2017, our Materialise Manufacturing segment consisted of 775 FTEs and fully dedicated consultants, with 28% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, Italy, Poland, Spain, Sweden, the United States and the United Kingdom.

In October 2017, we acquired ACTech, a full-service manufacturer of complex metal parts. This acquisition increased the scope of our Materialise Manufacturing segment’s operations and had a significant impact on our results of operations for the fourth quarter of 2017 as well as the year ended December 31, 2017.

Business Model. We generate revenue in our Materialise Manufacturing segment through the sale of parts that we print for our customers. For the years ended December 31, 2017, 2016 and 2015, our Materialise Manufacturing segment generated revenue of €63.7 million, €46.4 million and €41.4 million, respectively, representing 44.7%, 40.5% and 40.6% of our total revenue, respectively, and 37.3%, 12.1% and 24.6% growth over the prior year, respectively. Of the revenue generated by our additive manufacturing solutions business (excluding ACTech) for the year ended December 31, 2017, approximately 52.9% was derived from rapid prototyping and 47.1% was derived from additive manufacturing of end parts. Revenue from ACTech was approximately €10.0 million.

Industrial Services. We offer the following services in our Materialise Manufacturing segment:

•	Additive Manufacturing Solutions. We provide design and engineering services and rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, art and architecture and aerospace markets. In our service centers in Belgium, the Czech Republic and Poland and Germany, as of December 31, 2017, we operated 155 3D printers, six vacuum casting machines and 16 CNC machines (which we acquired through the ACTech acquisition), producing both prototypes and production parts based on our customers’ product designs. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, powder binding, Multi Jet Fusion, selective laser melting(or SLM), vacuum casting and foundry parts based on sand-printed moulds. In order to meet specific customer needs for very large printed parts, we developed Mammoth, our own proprietary stereolithography technology, which we believe is capable of printing parts larger than those produced using any other stereolithography technology by utilizing a build area of approximately 1.26 cubic meters with a length of 2 meters. We currently operate 15 Mammoth 3D printers in our Belgian service center.

•	Niche Industrial and Consumer Solutions. We have developed additive manufacturing solutions that serve certain specialty industrial and consumer applications. Our RapidFit+ business utilizes additive manufacturing to provide the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. We engineer and 3D print fixtures that allow automobile manufacturers and their suppliers to improve the quality control and efficiency of their manufacturing processes by allowing them to inspect and measure component parts, such as bumpers, before assembly. Through the use of additive manufacturing technology, we believe that RapidFit+ fixtures provide more functionality and flexibility than the traditional fixtures that are currently widely used in the automotive industry. In 2013, we established a subsidiary, RapidFit Inc., in the United States to directly access the U.S. automotive market. In 2015, we expanded our RapidFit Inc. production capabilities with one 3D printer. In 2016, we fully integrated the RapidFit+ business into our Materialise Manufacturing segment. ACTech, which we acquired in 2017, also provides specialized additive manufacturing solutions. In particular, ACTech provides prototyping of highly complex metal components through casting techniques that result in products that have a production grade performance.

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

All sales for our online sales platform are through our website, and managed mainly from our headquarters in Belgium. We have a separate team dedicated to the fixtures market where our account managers’ thorough technical knowledge is key to effectively managing our RapidFit+ application.

In addition, as a result of its specific product portfolio, we have dedicated sales, marketing and project teams based in Germany (Freiberg), the United States and India for ACTech products.

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

Through our co-creation offering, we work together with customers to solve complex design challenges and to discuss how the introduction of 3D printing can affect product development, manufacturing workflow, business models and customer experiences. For example, a co-creation with HOYA, in collaboration with Hoet Design Studio, saw the launch of the world’s first vision-centric, 3D-tailored eyewear solution, Yuniku, in the fall of 2016. Yuniku enables individualized lens and frame design through a sophisticated end-to-end digital supply chain, which includes a custom 3D scanner and software platform, co-created by us and HOYA, directly linked to our manufacturing factory where we provide our Certified Additive Manufacturing services. In 2017, we started shipping the first Yuniku scanners.

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

The customers of both our Materialise OnSite and i.materialise platforms order through our website. Materialise OnSite customers tend to be industrial customers looking to rapid prototype parts quickly and reliably, often taking advantage of fast-lane machines to ensure short lead times for time-critical projects. For i.materialise, while there is a potential to address the wide consumer market with this platform, we prefer to describe our current customers as “home professionals.” Our i.materialise client base includes independent designers and CAD hobbyists that often sell their creations or their services to others, including, in certain instances, through the i.materialise gallery. Through i.materialise’s APIs, companies can also partner with i.materialise to give their own customers a cloud-based, 3D-printing solution on their website, streamlining the ordering, manufacturing and shipping processes through a direct link to our factory for 3D printing. Since 2016, Microsoft has been using the i.materialise API to offer a cloud-based 3D print solution for Windows 10 users, and PTC did the same for Creo 4.0 software users.

Most of our straightforward additive manufacturing and rapid prototyping solutions are executed on the basis of single transaction contracts or purchase orders with the customer. These contracts and purchase orders lay out the pricing, delivery and other terms of the order. For our Certified Additive Manufacturing service an entirely new approach to ensure parts are made according to agreed standards is required, for which we have set processes to onboard new customers. An example of this is our dedicated aerospace manufacturing line, backed by certifications EN9100 and EASA Part 21G, through which we are currently manufacturing plastic parts for Airbus’s A350 XWB. We expect that as demand for our Certified Additive Manufacturing service grows, more long-term agreements may be entered into.

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

We believe that there is particular potential to grow our presence in the markets for additive manufacturing of end products, including for instance fixtures for the automotive industry and eyewear products. In recent years, more companies have been using additive manufacturing for production across a broad range of industrial sectors, including aerospace, orthopedic implants, surgical guides, dental copings and hearing devices. Additive manufacturing is also being used to manufacture specialty furniture, accessories for the home and office, personal accessories, fashion products, jewelry and footwear.

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

The acquisition of ACTech should allow us to better position our metal 3D printing offering, in particular in the production of unique or small batches of complex metal parts (including pre-production prototypes) for the automotive industry.

Geographic Information

Our revenues by geographical area for the year ended December 31, 2017 were 24.6% for the Americas, 61.7% for Europe and 13.7% for Asia, as compared to 26.9% for the Americas, 59.3% for Europe and 13.8% for Asia, for the same period in 2016, and 30.4% for the Americas, 57.8% for Europe and 11.8% for Asia for the same period in 2015. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Manufacture and Supply

We produce our 3D printed products at our service centers in Belgium, the Czech Republic, Germany, Poland, Japan and the United States. We print substantially all of products in-house using a variety of technologies, including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, powder binding, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes. As of December 31, 2017, we operated a total of 179 3D printers (including nine 3D printers which we acquired through the ACTech acquisition) and six vacuum casting machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labeling of our products. The table below provides selected information about our 3D printers:

Technology	Size	Manufacturer	Number

Stereolithography	Small/Medium Size	3D Systems Corporation	35
	Medium Size	Materialise	2
	Mammoth	Materialise(1)	15

PolyJet	Connex	Stratasys Ltd.	4

FDM	Small Size(2)	Stratasys Ltd.	2
	Medium Size(3)	Stratasys Ltd.	25
	Large Size(4)	Stratasys Ltd.	13

Laser Sintering	Small Size	EOS GmbH	4
	Medium Size	3D Systems Corporation	9
	Medium Size	EOS GmbH	17
	Large Size	EOS GmbH	27

Multi Jet Fusion	Medium Size	HP	8

Powder Binding Vacuum Casting	Medium Size Large Size Small Size Medium Size Medium Size Large Size	3D Systems Corporation ExOne MCP HEK GmbH MCP HEK GmbH SCHUHL MCP HEK GmbH	5 3 1 2 1 2

Direct Metal Laser Sintering	Medium Size	EoS GmbH	4
	Medium Size	Concept Laser GmbH	4
	Medium Size	Renishaw	1
	Medium Size	SLM Solutions	1

(1)	We have proprietary stereolithography machines based on our patented curtain coat technologies. The original curtain coat machines had a medium sized build volume. These medium sized machines have subsequently been adapted to become the extra-large sized Mammoth machines.
(2)	Small size machines are machines with a build volume of less than 250×250×250 mm.
(3)	Medium size machines have a build volume of less than 500×500×500 mm.
(4)	Large size machines have a build volume of more than 500×500×500 mm.

As of December 31, 2017, 24 printers produced parts exclusively for our Materialise Medical segment, while the other 155 printers and six vacuum casting machines printed parts for our Industrial Production segment.

As of December 31, 2017, all of our 3D printers and vacuum casting machines were either owned or held under a financial lease. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.

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

The raw materials used in the printing of our products are mainly aluminium, titanium alloy and stainless steel powders; epoxy based photocurable resins, PA12 based powders and a suite of thermoplastic filaments like ABS and Ultem and following the ACTech acquisition, aluminium, cast iron and steel, quartz sand and furanic resin binder.

With the exception of FDM-materials, we believe that none of our other raw material requirements is limited to any significant extent by critical supply or price volatility. We continuously look for second sourcing of our raw materials in order not to be dependent on a single supplier in case a supply issue was to occur. We monitor the costs of our raw materials in order to optimize the cost/performance whilst not jeopardizing the expectations of our customers and the safe use of the materials in critical applications. In 2017, Stratasys was our single supplier for FDM-materials, although we source a broad range of different material grades from Stratasys.

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

We have a long history of research and development through collaborations, which augment our internal development efforts. Our earliest joint research projects date from the early 1990s with market leading collaboration partners such as Siemens AG, Zeneca and the University of Leuven (Katholieke Universiteit Leuven), or KU Leuven. Many of our innovations are based on industrial collaborations such as those with Phonak Staefa Switzerland and Zimmer Biomet. As of December 2017, we were active in 24 government funded research projects. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2017, we had more than 80 active research and development projects in various stages of completion and approximately 300 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Poland, the United Kingdom, Ukraine, China and Malaysia.

For the year ended December 31, 2017, our research and development expenses were €20.0 million, or 14.0% of our revenue (15.1% excluding ACTech), as compared to €17.7 million, or 15.4% of our revenue in 2016.

Our research and development projects include the following:

1.	various software development projects including projects related to engineering and design for 3D printing, and improving existing technological challenges (for example, the handling of large amounts of data and advanced image segmentation), which are expected to benefit both our Materialise Software and Materialise Medical segments;

2.	a research project to understand and streamline the different additive manufacturing technologies (sintering, stereolithography, FDM (also known as Filament Fusion), non-laser based power bed fusion, DLP-based printing and Powder Bed Fusion (both for plastics and metals));

3.	a research project in our Materialise Medical segment to develop patient specific implants for orthopaedic and CMF surgeries;

4.	a research project in our Materialise Medical segment that aims at creating 3D printable guides on the basis of x-ray data;

5.	release of a research version of Mimics software that allows post-operative analysis of implant placement using x-ray data;

6.	a research project in our Materialise Medical segment regarding automation of segmentation of medical images and using them for population analysis;

7.	continued investment in our Materialise Manufacturing segment in our RapidFit+ and i.materialise businesses; and

8.	several research projects related to improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit our three segments.

We also regularly apply for research and development grants and subsidies under European, Belgian, British, French, German, Polish and Czech grant rules. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the Flemish government (VLAIO, or Vlaams Agentschap Innoveren en Ondernemen, the former IWT) and the European Union (FP7 and H2020 framework programs). In addition, on December 20, 2017, the European Investment Bank (EIB) and Materialise entered into a finance contract to support our ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to €35.0 million drawable in two tranches. See “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness” for more information.

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

As of December 31, 2017, our portfolio of intellectual property features 211 issued patents (including 7 patents issued to ACTech) and an additional 167 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2020 and 2035, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

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

In addition, we own the trademark registrations for “Materialise” (Benelux, United States, United Kingdom, International, Malaysia, India and Thailand), and trademark registrations and pending applications for many of our services and software solutions, including “Streamics,” “Mimics,” “3-matic,” “Inspector,” “Magics,” “RapidFit+,” “MGX by Materialise,” “Heartprint,” “ADaM,” “Engineering on Anatomy” and “Surgicase,” among others.

We are party to various licenses and other arrangements that allow us to practice and improve our technology under a broad range of patents, patent applications and other intellectual property, including agreements with our collaboration partners, Zimmer Biomet, DJO Surgical, DePuy Synthes, Global Orthopaedic Technology, Lima, Mathys, Stryker, Corin, Siemens, HOYA and PTC.

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

Seasonality

End markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality. While the historical impact of seasonality on the revenue of our Materialise Medical and Materialise Manufacturing segments has not been material, the project related nature of our ACTech business, which we acquired in the fourth quarter of 2017, may make our Materialise Manufacturing segment more susceptible to fluctuations, although not necessarily in a seasonal pattern. Historically, the revenue of our Materialise Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

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

Our headquarters in Belgium and ACTech’s headquarters in Germany, follow the ISO 14001 criteria for an effective environmental management system and are ISO 14001 certified.

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

Both before and after approval or clearance our medical products and product candidates are subject to extensive regulation. In the United States, the FDA under the Federal Food, Drug and Cosmetic Act primarily regulates us. In Europe and in other foreign jurisdictions in which we sell our medical products, many of the regulations applicable to our medical devices and products in these countries are similar to those of the FDA. Together, these regulations govern, among other things and where applicable, the following activities in which we are involved:

•	product development;

•	product testing;

•	product clinical trial compliance;

•	product manufacturing;

•	product labeling and instructions for use;

•	product safety, product safety reporting, recalls and field corrective actions;

•	product packaging and storage;

•	product registration, market clearance or approval;

•	product modifications;

•	product marketing, advertising and promotion;

•	product import and export restrictions, tariff regulations, duties and tax requirements;

•	product sales and distribution;

•	post-market surveillance, including reporting of deaths or serious deterioration in the state of health and malfunctions that, if they were to recur, could lead to death or serious deterioration in the state of health;

•	record keeping procedures;

•	registration for reimbursement; and

•	necessity of testing performed in country by distributors for licenses.

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

Moreover, these laws and regulations are subject to change. For example, in April 2017, the Medical Devices Regulation was adopted in the European Union, which is requiring us to adopt certain measures in anticipation of its effectiveness. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Materialise Medical Segment and Regulatory Environment—Healthcare policy changes, including legislation to reform the U.S. healthcare system, could adversely affect us.”

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
100%
Materialise Austria GmbH - Austria
100%
Materialise Czech Republic SRO – Czech Repulbic
100%
Materialise France SAS - France
100%
OBL SAS - France
100%
Materialise GmbH - Germany
100%
ACTech Holding GmbH- Germany
100%
ACTech GmbH- Germany
100%
ACTech North America Inc. - United States
100%
Materialise UK Limited – United Kingdom
100%
Materialise Ukraine LLC - Ukraine
100%
Materialise SA - Poland
100%
Materialise S.R.L. - Italy
50%
RSPRINT powered by Materialise NV - Belgium
100%
OrthoView Holdings Limited – United Kingdom
100%
Meridian Technique Limited – United Kingdom
100%
Meridian (Corporate Trustee) Limited – United Kingdom
OrthoView Limited – United Kingdom
99%
Materialise USA, LLC - USA
100%
Materialise Colombia SAS - Colombia

RapidFit NV Shareholders’ Agreement

On June 27, 2013, we entered into a shareholders’ agreement with PMV-TINA Comm.VA, or PMV, with respect to our subsidiary RapidFit NV, of which we own 83.33% and PMV owns 16.66%. Pursuant to the agreement, we have the right to appoint four out of the five members of the board of directors and PMV has the right to appoint one director, who has approval rights for certain company decisions and transactions, including with respect to certain acquisitions, dispositions or pledges of assets, the budget, officers, and issuance or offering of shares of RapidFit NV. The shareholders’ agreement contains provisions regarding restrictions against the transfer of shares, put and call options, anti-dilution warrants, liquidation preference, tag along rights and drag along rights. For additional information regarding the accounting treatment of the put and call options and warrants, see Note 13 to our audited consolidated financial statements.

D. Property, Plant and Equipment

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France and the United States. We also lease other service centers and sales offices, which are located in Austria, China, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom, the United States, Poland, Colombia, Australia and Italy. The aggregate annual lease payments for our facilities in 2017, 2016 and 2015 were €1.7 million, €1.6 million and €1.2 million, respectively. The table below provides selected information regarding our facilities.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Northville, Michigan, United States	Owned	Condo	1,072 sq. ft.	N/A
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	343 sq. m.	March 31, 2019
Kawasaki, Japan	Leased	Production	205 sq. m.	May 14, 2021
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Vienna, Austria	Leased	Office	34 sq. m.	December 31, 2021
Gilching, Germany	Leased	Office	399 sq. m.	December 31, 2021
Bremen, Germany*	Leased	Office	650 sq. m.	October 31, 2019
Bremen, Germany*	Leased	Office; production	834 sq. m.	Indefinite term
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2019
Chatillon, France	Leased	Office	545 sq. m.	September 30, 2025
Kiev, Ukraine	Leased	Office	2,680 sq. m.	June 28, 2018
Sheffield, United Kingdom	Leased	Office	1,950 sq. ft.	January 31, 2019 (partially) and November 30, 2018 (partially)
Southampton, United Kingdom	Leased	Office	1,999 sq. m.	August 6, 2018
Shanghai, China	Leased	Office	1,200 sq. m	June 8, 2019
Shanghai, China	Leased	Office (training/workshop center)	359.74 sq.m	February 29, 2020
Medellin, Colombia	Leased	Office	187 sq. m.	May 31, 2018
Wroclaw, Poland Sydney, Australia	Owned Leased	Office; production Office	2,3975 hectare 13.2 sq. m.	N/A March 31, 2018

Milan, Italy	Leased	Office	55 sq. m.	December 31, 2023
Freiberg, Germany	Owned	Office, Production, Parking (Land)	26,277 sq. ft.	N/A
Freiberg, Germany	Leased	Office, warehouse, parking (Land)	7,996 sq. m.	Indefinite Term
Ann Arbor, Michigan, United States	Leased	Office	1,987 sq. ft.	December 31, 2020
Bangalore, India	Leased	Office	2,000 sq. ft.	June 30, 2019
*	There is a commitment to purchase land in Bremen, Germany (see “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations”) for the purposes of building office space.

See also “—B. Business Overview—Manufacture and Supply” for information about the printers we operate and “—Regulatory / Environmental Matters—Environmental Matters” for information about environmental matters and “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness” for more information about indebtedness secured by mortgages.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in “Item 3. Key Information—A. Selected Financial Data,” and our consolidated financial statements and accompanying notes included elsewhere herein.

This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Special Note Regarding Forward-Looking Information” and “Item 4. Information on the Company—B. Business Overview” and elsewhere in this annual report.

A. Operating Results

Overview

Company Overview

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing and will continue to play an instrumental role as the industry evolves. In the healthcare sector, our technology is responsible for the design and manufacture of customized, patient-specific medical devices that includes both surgical guides (and related bone models) as well as customized implants. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. As of December 31, 2017, our team consisted of 1,862 FTEs and fully dedicated consultants. Our portfolio of intellectual property featured 211 patents and 167 pending patent applications as of December 31, 2017. For the year ended December 31, 2017, we generated €142.6 million of revenue, representing 24.5% growth over the prior year, net loss of €1.7 million and Adjusted EBITDA of €15.1 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “—Other Financial Information” below.

ACTech Acquisition

On October 4, 2017, weacquired ACTech, a full-service manufacturer of complex metal parts. As described in more detail below, the acquisition increased the scope of our Materialise Manufacturing segment’s operations and had a significant impact on our results of operations for the fourth quarter of 2017 as well as the year ended December 31, 2017, resulting in increases to our revenues and operating expenses, among other items.

Seasonality

End markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality. While the historical impact of seasonality on the revenue of our Materialise Medical and Materialise Manufacturing segments has not been material, the project related nature of our ACTech business, which we acquired in the fourth quarter of 2017, may make our Materialise Manufacturing segment more susceptible to fluctuations, although not necessarily in a seasonal pattern. Historically, the revenue of our Materialise Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

Growth Strategy

In our Materialise Software segment, we expect that the demand for software platforms such as ours, which interface with virtually all 3D printers, is likely to grow as sales of 3D printing systems, in particular for professional use, continue to grow. We believe that we can continue to increase the market penetration of our software platforms by expanding relationships with OEMs, CAD/computer aided manufacturing, or CAM, companies as well as with industrial users of 3D printers. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require important investments in the expansion of our marketing and sales presence. In order to be able to meet, in particular, the demands of new entrants to the additive manufacturing market, we intend to also invest significantly in the development of our software products, including in order to further their compatibility with the hardware and software of as many as possible other players in the ecosystem.

In our Materialise Medical segment, we believe that we are well placed to assist the larger medical device companies with our technological solutions, as these companies gradually expand their presence in the medical 3D printing market. We also intend to continue to invest in the development of new software, planning and clinical services offerings, in specialty markets that may be underserved by current market participants, because we believe that there are growth opportunities for new applications. We also see growing opportunities in the hospital market. Because customized medical products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for providers of safe medical software tools, such as our company, that can pass significant regulatory scrutiny.

In our Materialise Manufacturing segment, we believe that demand for 3D printing services will continue to grow. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of end products (in particular industrial end parts, such as fixtures for the automotive industry). For industrial end parts, we intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market that we focus on. In addition, we believe that the cooperation between our local sales teams, which are in close proximity to our customers, and our engineering teams, which can bring in additional expertise where required, is an important asset to further increase our customer base. We have further integrated i.materialise in our Materialise Manufacturing segment. The acquisition of ACTech should allow us to better position our metal 3D printing offering, in particular in the market of the production of unique or small batches of complex metal parts (including pre-production prototypes) for the automotive industry. We engage in co-creation sessions with carefully chosen partners who have the intention of transforming their manufacturing ecosystem through the use of 3D printing. Our partnership with HOYA is a good example of the result of these co-creation sessions. We believe that there is potential for similar partnerships in other markets.

Recent Developments

There has been no other significant change in our financial condition or results of operations since December 31, 2017.

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

In our Materialise Manufacturing segment, we generate most of our revenue through the sale of parts that we print or produce for our customers.

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

Production of limited runs of highly complex casted metal parts. Casted products revenue is derived from our ACTech network, with its production unit in Freiberg, Germany. ACTech does not utilize casting technology, such as 3D printing technology for mould making, but offers full-service project operations, including project and pre-production collaboration, and high-end complex finishing services.

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

We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless either (i) we have strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, we have the intention to market the product also to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses us for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred.

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

Other Operating Income

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

Financial Expenses

Our financial expenses primarily include costs associated with foreign exchange differences and with interest payments on our debt obligations.

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

We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless either (i) we have strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, we have the intention to market the product also to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses us for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred. This assessment is monitored by us on a regular basis.

Share-Based Payment Transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted and measured the cost of cash-settled transactions by reference to the fair value of the equity instrument at the date of reporting. We have applied the Black-Scholes valuation model to estimate fair value. Using this model requires management to make assumptions with regards to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 14 to our consolidated financial statements and are estimated as follows:

•	The dividend return is estimated by reference to our historical dividend payment. Currently, this is estimated to be zero as no dividends have been paid since inception;

•	Expected volatility is estimated based on the average annualized volatility of the volatility of our shares (until September 2016: of a number of quoted peers in the 3D printing industry and the volatility of our shares);

•	Estimated life of the warrant is determined to be until the first exercise period which is typically the month after vesting;

•	Fair value of the shares is determined based on the share price of our ADSs on NASDAQ at the date of valuation. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with three-year cash flow projections and a multiple of EBITDA determined based on a number of quoted peers in the 3D printing industry.

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

As of December 31, 2017, we had €11.9 million (2016: €9.5 million; 2015: €12.2 million) of tax losses carry forward and other tax credits such as investment tax credits and notional interest deduction, of which €4.6 million related to Materialise NV (2016: €1.6 million; 2015: €2.0 million). These losses relate to Materialise NV and subsidiaries that have a history of losses, do not expire, except for the notional interest deduction of €0.3 million in 2017 (2016: €0.3 million; 2015: €0.4 million) and may not be used to offset taxable income elsewhere our consolidated group.

With respect to the net operating losses of Materialise NV, no deferred tax assets have been recognized given that it in view of the Belgian Patent Income Deduction and Innovation Income Deduction systems, there is an uncertainty to what extent these tax losses will be used in future years. Effective as of July 1, 2016, the new Innovation Income Deduction system replaces the former Patent Income Deduction system. Under the grandfathering rule, the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction system allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on our analysis in 2017, we have assessed that no deferred tax asset should be accounted for with respect to our unused tax losses in Belgium.

With respect to the unused tax losses of our subsidiaries, no deferred tax assets have been recognized in 2017 (2016: €0.1 million; 2015: €0.9 million). We have not recognized deferred tax assets on unused tax losses totaling €7.9 million in 2017 (2016: €8.9 million; 2015: €9.7 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If we were able to recognize all unrecognized deferred tax assets, net profit would have increased by €2.7 million in 2017, in which €7.9 million of tax losses were utilized. Further details on taxes are disclosed in Note 22 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant & Equipment

We had goodwill for a total amount of €18.4 million as of December 31, 2017 (2016: €8.9 million; 2015: €9.7 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. No impairment charges were recorded during 2017 (2016: €0; 2015: €0.1 million).

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

While we are using our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;

•	the fair value of the plant and equipment;

•	the fair value of the deferred revenue; and

•	discount rates.

Recent Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our financial statements are disclosed in our financial statements included elsewhere in this annual report. We believe the following standards may have an effect on our results of operations or financial position:

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, or IFRS 9, that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

IFRS 9 requires us to record expected credit losses on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We will apply the simplified approach and record lifetime expected losses on all trade receivables.

We will adopt the new standard on the required effective date. The lifetime expected losses will be determined based on a provision matrix applied to the each of the trade receivable aging buckets. We are still finalizing the provision matrix but do not expect that this will have a significant impact on our balance sheet and equity.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers, or IFRS 15, was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

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

The new revenue standard will supersede all current revenue recognition requirements under IFRS. We will adopt the new standard on the required effective date on January 1, 2018. We have performed a detailed assessment of the impact of IFRS 15 which is detailed below. The transition method that will be applied is the modified retrospective method whereby the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings in 2018.

Our IFRS assessment identified the following areas that may be significantly impacted from a qualitative perspective:

OEM software license and distribution agreements

We regularly enter into software license and distribution agreements that may include the right for a partner to embed the Materialise software in its own property software or machine, that is marketed and sold to end-customers. Typically, those contracts provide a license to use and market the software, training and one year of maintenance and support service. Those performance obligations are “distinct”. Certain contracts may also include development services. Those development services are in general also “distinct” services except in case the customer cannot benefit from the license with readily available resources without the development services and the development services significantly customize/modify the existing license. In that case, those development services are combined with the license and recognized over the term of the license.

Those agreements may also provide for step-based volume discounts when certain sales targets are achieved and discounts when certain development revenue is achieved. In current accounting, volume discounts are recognized based on a reasonable estimate of the volume discounts to be paid and deducted from revenue over the contract period (based on sales). Certain other discounts are immediately deducted in full from revenue when they are expected to be met. Under IFRS 15, the transaction price will include an estimate of all the discounts payable under the contract period and will be subsequently allocated to the performance obligations. However, the impact on revenue is not expected to be material as of January 1, 2018.

Medical partner license, supply and distribution agreements

Medical partner license, supply and distribution agreements generally include a time-based license for online order management system and surgical guide planning software, surgical guide development services and 3D printing, training, set-up and on boarding services and maintenance services. The consideration for the license is in general included within the price for a surgical guide (whether or not via an explicit royalty added to the price). The current accounting is not significantly different than under IFRS 15, except:

•	The license is not considered “distinct” and may be combined with the “surgical guide services and printing” as the license as such has no significant benefit for the partner with other readily available resources;

•	Certain agreements may include significant development services other than the standard set-up and on boarding services, which significantly modify/customize the existing platform for the purpose of the partner and are not considered “distinct” and combined with the license;

•	Allocation of the transaction price over the “distinct” performance obligations may result in higher or lower revenue allocated to a performance obligation than the contractual pricing.

The impact of the above differences on revenue is expected to be €323,000 additional deferred revenue as of January 1, 2018.

One contract with a non-cancellable contract period of 10 years had an up-front non-refundable fee for exclusivity for a total of €2.25 million. Under current accounting, this fee has been fully recognized in the previous years (from 2010 onwards). Under IFRS 15, this fee will be included in the transaction price and allocated to the “distinct” performance obligations of the contract which are primarily software license, surgical guides services and printing, maintenance, and development services. The impact of this difference will be higher deferred revenue of €850,000 with a debit of the retained earnings for the same amount as of January 1, 2018. This deferred revenue will be recognized in revenue over the next three years.

IFRS 15 is not expected to have significant impacts on our other revenue streams such as 3D print products and software license and related maintenance.

IFRS 15 provides also new presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in our financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2016 and 2017 we developed and started testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Based on our detailed assessment, we currently estimate the cumulative effect in retained earnings as of January 1, 2018 as follows (positive is a debit):

in 000€	January 1, 2018
Software	—
Medical	1,173
Manufacturing	—
Total catch-up adjustment	1,173

We will continue to assess individual contracts to determine the performance obligations included, relating to licenses and royalty based sales, maintenance and support services and the estimated variable considerations and related constraints.

IFRS 16 Leases

IFRS 16 Leases, or IFRS 16, was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

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

During 2018 we plan to assess the potential effect of IFRS 16 on our consolidated financial statements. To see the volume of operating leases, please refer to Note 24 to our audited consolidated financial statements.

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

We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding non-recurring initial public offering related expenses, non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Disclosure in this annual report of EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2017	2016	2015
Net profit (loss)	(1,656)	(3,019)	(2,860)
Income taxes	534	1,710	(389)
Financial expenses	4,728	2,437	2,470
Financial income	(3,210)	(2,039)	(3,511)
Depreciation and amortization	12,631	8,374	6,810
Share in loss of joint venture	469	1,018	401
EBITDA (unaudited)	13,496	8,481	2,921
Non-cash stock-based compensation expenses(1)	1,033	977	766
Acquisition-related expenses of business combinations(2)	609	—	—
Adjusted EBITDA (unaudited) (3)	15,138	9,458	3,687

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of ACTech.
(3)	Our initial public offering closed in June 2014. During the periods presented, we did not incur any fees and costs in connection with our initial public offering.

Results of Operations

Comparison of the Years Ended December 31, 2017 and 2016

	For the year ended December 31,
in 000€, except percentages	2017	2016	% Change
Revenue	142,573	114,477	24.5%
Cost of sales	(62,787)	(46,706)	34.4%
Gross profit	79,786	67,771	17.7%
Research and development expenses	(19,959)	(17,682)	12.9%
Sales and marketing expenses	(39,109)	(36,153)	8.2%
General and administrative expenses	(25,484)	(20,041)	27.2%
Net other operating income (expenses)	5,631	6,212	-9.4%
Operating (loss) profit	865	107	708.4%
Financial expenses	(4,728)	(2,437)	94.0%
Financial income	3,210	2,039	57.4%
Share in loss of joint venture	(469)	(1,018)	-53.9%
(Loss) profit before taxes	(1,122)	(1,309)	-14.3%
Income taxes	(534)	(1,710)	-68.8%
Net (loss) profit	(1,656)	(3,019)	-45.1%

Comparison of the Years Ended December 31, 2017 and 2016 by Segment

in 000€, except percentages	Materialise Software	Materialise Medical	Materialise Manufac- turing	Total Segments	Unallocated(1)	Consolidated
For the year ended December 31, 2017
Revenues	35,770	42,841	63,712	142,323	250	142,573
Segment EBITDA (unaudited)	13,926	4,400	4,967	23,293	(9,797)	13,496
Segment EBITDA %	38.9%	10.3%	7.8%	16.4%		9.5%

in 000€, except percentages	Materialise Software	Materialise Medical	Materialise Manufac- turing	Total Segments	Unallocated(1)	Consolidated
For the year ended December 31, 2016
Revenues	30,122	37,910	46,406	114,438	39	114,477
Segment EBITDA (unaudited)	10,130	894	3,848	14,872	(6,391)	8,481
Segment EBITDA %	33.6%	2.4%	8.3%	13.0%		7.4%

(1)	Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was €142.6 million in the year ended December 31, 2017 compared to €114.5 million in the year ended December 31, 2016, an increase of €28.1 million, or 24.5%.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2017	2016
Americas	35,120	30,804
Europe & Africa	87,940	67,883
Asia-Pacific	19,513	15,790
Total	142,573	114,477

Revenue generated in Europe increased by €20.0 million, or 29.5%, in the year ended December 31, 2017 compared to the year ended December 31, 2016, mainly as a result of increased revenue in our Materialise Manufacturing (including ACTech) and Materialise Software segments. Revenue generated throughout the Americas increased by €4.3 million, or 14.0%, in the year ended December 31, 2017 compared to the year ended December 31, 2016 . Revenue generated in Asia-Pacific increased by €3.7 million, or 23.6%, in the year ended December 31, 2017 compared to the year ended December 31, 2016, mainly as a result of increased revenue in our Materialise Manufacturing (including ACTech) and Materialise Medical segments.

Revenue from our Materialise Software segment increased from €30.1 million in the year ended December 31, 2016 to €35.8 million in the year ended December 31, 2017, which represented an increase of €5.7 million, or 18.8%. This growth was primarily boosted by OEM sales growth of 23.8%.

Revenue from our Materialise Medical segment increased from €37.9 million in the year ended December 31, 2016 to €42.8 million in the year ended December 31, 2017, representing an increase of €4.9 million, or 13.0%. Medical software growth was 16.5%, partner sales growth was 3.7%, and direct sales growth was 12.3%. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 22.2%, while revenue from perpetual licenses and services increased by 5.6% in line with the new sales model that was introduced in April 2014, whereby, except for research and academic centers, our medical software will generally be offered through time-based licenses (and no longer on a perpetual basis). Recurrent revenues from annual and renewed licenses and maintenance fees represented 68.7% of total medical software revenues in the year ended December 31, 2017, compared to 64.9% in the year ended December 31, 2016.

Revenue from our Materialise Manufacturing segment increased from €46.4 million in the year ended December 31, 2016 to €63.7 million in the year ended December 31, 2017, representing an increase of €17.3 million, or 37.3%. Revenue from the ACTech business that was acquired in October 2017 contributed €10.0 million in 2017. We increased the number of 3D printers dedicated to the Materialise Manufacturing segment from 120 3D printers and six vacuum casting machines at December 31, 2016 to 155 3D printers and six vacuum casting machines at December 31, 2017 (including nine 3D printers operated by ACTech).

During the year ended December 31, 2017, in the aggregate across our various segments, 36.1% of our revenue was derived from Materialise Software and Materialise Medical software licenses and related services, as compared to 38.1% in the year ended December 31, 2016, 44.7% of our revenues was derived from the sale of printed industrial and consumer products (including €10.0 million from ACTech’s business), compared to 40.6% in the year ended December 31, 2016 and 19.2% of our revenues was derived from the sale of medical devices (guides as well as implants) that were brought to the market together with complex software planning solutions, including royalties and other fees, as compared to 21.3% in the year ended December 31, 2016.

Cost of sales. Cost of sales was €62.8 million in the year ended December 31, 2017, compared to €46.7 million in the year ended December 31, 2016, an increase of €16.1 million, or 34.4%. This increase in cost of sales was primarily attributable to increased purchases of goods and services, payroll expenses and depreciation expenses. Cost of sales of the acquired ACTech business contributed €7.3 million in 2017.

Gross profit. The overall gross profit margin (our gross profit divided by our revenue) decreased to 56.0% in the year ended December 31, 2017 from 59.2% in the year ended December 31, 2016. The decrease was primarily due to the relative increase of the manufacturing business resulting from the ACTech acquisition and the manufacturing business generally has a lower gross margin.

Research and development, or R&D, sales and marketing, or S&M and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, 14.5% to €84.6 million in the year ended December 31, 2017 from €73.9 million in the year ended December 31, 2016. €2.5 million of the R&D, S&M and G&A expenses relate to the newly acquired ACTech business. Excluding the ACTech business, R&D expenses increased from €17.7 million to €20.0 million, S&M expenses increased from €36.2 million to €38.1 million, and G&A expenses (including €0.6 million of ACTech acquisition cost) increased from €20.0 million to €24.0 million.

Net other operating income. Net other operating income decreased from €6.2 million in the year ended December 31, 2016 to €5.6 million in the year ended December 31, 2017. This decrease in other operating income was primarily attributable to net foreign currency exchange losses, related to our operating activities.

Financial result (financial expenses and financial income). The net financial result decreased from €-0.4 million in the year ended December 31, 2016 to €-1.5 million in the year ended December 31, 2017. The net financial result mainly relates to variances with respect to financial foreign currency results, which were primarily related to foreign exchange fluctuations on the portion of the initial public offering proceeds held in U.S. dollars.

Income taxes. Income taxes in the year ended December 31, 2017 resulted in an expense of €0.5 million, which was a combination of deferred tax bookings, and income taxes due over the result for the period.

Net profit. As a result of the factors described above, the net loss was €1.7 million in the year ended December 31, 2017 compared to a net loss of €3.0 million in the year ended December 31, 2016, a decrease of €1.3 million. The ACTech business contributed €0.3 million positively to this result.

EBITDA. As a result of the factors described above, our consolidated EBITDA increased from €8.5 million in the year ended December 31, 2016 to €13.5 million in the year ended December 31, 2017, an increase of €5.0 million or 59.1%, and our total segment EBITDA increased from €14.9 million in the year ended December 31, 2016 to €23.3 million in the year ended December 31, 2017, an increase of €8.4 million, or 56.6%. The 2017 EBITDA includes the ACTech business’s contribution of €2.1 million.

Our Materialise Software segment’s EBITDA increased from €10.1 million in the year ended December 31, 2016 to €13.9 million in the year ended December 31, 2017, an increase of €3.8 million, or 37.5%. This segment’s EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) increased from 33.6% for the year ended December 31, 2016 to 38.9% in the year ended December 31, 2017. The improvement of the EBITDA margin can be explained by an increase of the gross margin of 22%, while operating expenses increased by 17%.

Our Materialise Medical segment’s EBITDA increased from €0.9 million in the year ended December 31, 2016 to €4.4 million in the year ended December 31, 2017. The segment’s EBITDA margin increased from 2.4% in the year ended December 31, 2016 to 10.3% in the year ended December 31, 2017, which was mainly the result of an increase of the segment’s gross margin by 7.5% compared to an increase of 4.5% across the segment’s operational expenses. The improvement of the EBITDA margin is due to the increase of both revenue and gross margin by 13%, and an increase in operating expenses of only 3%.

Our Materialise Manufacturing segment’s EBITDA increased from €3.8 million in the year ended December 31, 2016 to €5.0 million in the year ended December 31, 2017. Excluding the ACTech business’s contribution of €2.1 million, the EBITDA margin of this segment decreased from 8.3% in the year ended December 31, 2016 to 5.4% in the year ended December 31, 2017. The EBITDA margin of this segment decreased from 8.3% in the year ended December 31, 2016 to 7.8% in the year ended December 31, 2017. The lower margin is mainly due to the following elements: the effect of temporary manufacturing inefficiencies while moving parts of our production to our new facilities in Belgium and Poland; the effect of higher cost of sales related to sales of eyewear scanners and the increased R&D efforts related to wearable developments; the cost related to the acquisition of ACTech; and the effect of higher cost of capacity in the fourth quarter where revenues excluding ACTech decreased 7%.

Reconciliation of Net Profit to Segment EBITDA

	For the year ended December 31,
in 000€	2017	2016
Net profit	(1,656)	(3,019)
Income taxes	534	1,710
Finance costs	4,728	2,437
Finance income	(3,210)	(2,039)
Share in loss of joint venture	469	1,018
Operating profit	865	107
Depreciation and amortization	12,631	8,374
Corporate research and development	2,017	1,673
Corporate headquarters costs	9,690	8,646
Other operating income (expense)	(1,910)	(3,928)
Segment EBITDA (unaudited)	23,293	14,872

Comparison of the Years Ended December 31, 2016 and 2015

	For the year ended December 31,
in 000€, except percentages	2016	2015	% Change
Revenue	114,477	102,035	12.2%
Cost of sales	(46,706)	(42,963)	8.7%
Gross profit	67,771	59,072	14.7%
Research and development expenses	(17,682)	(18,186)	-2.8%
Sales and marketing expenses	(36,153)	(36,832)	-1.8%
General and administrative expenses	(20,041)	(15,045)	33.2%
Net other operating income (expenses)	6,212	7,102	-12.5%
Operating (loss) profit	107	(3,889)	-102.8%
Financial expenses	(2,437)	(2,470)	-1.3%
Financial income	2,039	3,511	-41.9%
Share in loss of joint venture	(1,018)	(401)	153.9%
(Loss) profit before taxes	(1,309)	(3,249)	-59.7%
Income taxes	(1,710)	389	-539.6%
Net (loss) profit	(3,019)	(2,860)	5.6%

Comparison of the Years Ended December 31, 2016 and 2015 by Segment

in 000€, except percentages	Materialise Software	Materialise Medical	Materialise Manufac- turing	Total Segments	Unallocated(1)	Consolidated
For the year ended December 31, 2016
Revenues	30,122	37,910	46,406	114,438	39	114,477
Segment EBITDA (unaudited)	10,130	894	3,848	14,872	(6,391)	8,481
Segment EBITDA %	33.6%	2.4%	8.3%	13.0%		7.4%

in 000€, except percentages	Materialise Software	Materialise Medical	Materialise Manufac- turing	Total Segments	Unallocated(1)	Consolidated
For the year ended December 31, 2015
Revenues	25,798	34,856	41,381	102,035	—	102,035
Segment EBITDA (unaudited)	9,093	422	1,645	11,160	(8,239)	2,921
Segment EBITDA %	35.2%	1.2%	4.0%	10.9%		2.9%

(1)	Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was €114.5 million in the year ended December 31, 2016 compared to €102.0 million in the year ended December 31, 2015, an increase of €12.5 million, or 12.2%.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2016	2015
Americas	30,804	30,990
Europe	67,883	58,939
Asia-Pacific	15,790	12,106
Total	114,477	102,035

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

Financial income. Financial income decreased from €3.5 million in the year ended December 31, 2015 to €2.0 million in the year ended December 31, 2016. Of this €2.0 million financial income, €1.9 million is related to foreign currency exchange gains that should be considered jointly with the €1.5 million foreign currency losses under financial expenses. This is primarily due to foreign exchange fluctuations on the portion of the initial public offering proceeds held in U.S. dollars.

Income taxes. Income taxes in the year ended December 31, 2016 resulted in an expense of €1.7 million, which was a combination of deferred tax bookings, and income taxes due over the result for the period. The income taxes are influenced by research and development tax incentives and patent income deduction (which is a favorable tax regime for income derived from patents).

Net profit. As a result of the factors described above, the net loss was €3.0 million in the year ended December 31, 2016 compared to a net loss of €2.9 million in the year ended December 31, 2015, an increase of €0.1 million.

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

We expect our main uses of cash in the future will be funding our business operations, capital expenditures and loan reimbursements, as in the past. We believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next 12 months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this annual report titled “Item 3. Key Information—D. Risk Factors,” some of which are outside of our control. Macro-economic conditions could hinder our business plans, which could, in turn, adversely affect our financing strategy.

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2017, 2016 and 2015.

	For the year ended December 31,
in 000€	2017	2016	2015
Net cash flow from operating activities	9,886	8,495	2,353
Net cash flow from/(used in) investing activities	(59,184)	(12,640)	(2,794)
Net cash flow from/(used in) financing activities	38,041	9,266	(1,788)
Net increase of cash and cash equivalents	(11,257)	5,121	(2,229)

Comparison of Year Ended December 31, 2017 and 2016

Net cash flow from operating activities was €9.9 million in the year ended December 31, 2017 compared to €8.5 million in the year ended December 31, 2016, an increase of €1.3 million, or 16.4%. The increase in cash flow from operating activities was primarily the result of a higher EBITDA (an increase of €5.0 million), which was offset in part by increases in working capital and income taxes paid (€4.8 million).

Net cash flow used in investing activities was €59.2 million in the year ended December 31, 2017 compared to €12.6 million in the year ended December 31, 2016, an increase of €46.6 million, or 368.2%. The increase in cash flow used in investing activities was primarily due to the acquisition of the ACTech business (€27.2 million) and investments in land, buildings, machinery and equipment (€27.7 million).

Net cash flow from financing activities was €38.0 million in the year ended December 31, 2017 compared to €9.3 million in the year ended December 31, 2016, an increase of €28.7 million, or 310.5%. The fluctuation in cash flow used in or from financing activities was primarily related to increased proceeds from loans and borrowings of €54.3 million.

Comparison of Year Ended December 31, 2016 and 2015

Net cash flow from operating activities was €8.5 million in the year ended December 31, 2016 compared to €2.4 million in the year ended December 31, 2015, a decrease of €6.1 million, or 254.2%. The decrease in cash flow from operating activities was primarily the result of a higher EBITDA (an increase of €5.6 million).

Net cash flow used in investing activities was €12.6 million in the year ended December 31, 2016 compared to €2.8 million in the year ended December 31, 2015, an increase of €9.8 million, or 352.4%. The increase in cash flow used in investing activities was primarily due to the repayment of our investments in held-to-maturity investments (€10.0 million).

Net cash flow from financing activities was €9.3 million in the year ended December 31, 2016 compared to net cash flows used in financing activities of €1.8 million in the year ended December 31, 2015, an increase of €11.1 million. The increase in cash flow used in or from financing activities was primarily related to increased proceeds from loans and borrowings

Investments in Property, Plant and Equipment and Intangible Assets

The table below describes our investments in property, plant and equipment and intangible assets for the years ended December 31, 2017, 2016 and 2015:

	For the year ended December 31,
in 000€	2017	2016	2015
Purchase of property, plant and equipment	30,517	15,306	12,836
Purchase of intangible assets	4,467	2,342	1,521
Total	34,984	17,648	14,357

Indebtedness

As of December 31, 2017, we had loans and borrowings in the total amount of €94.6 million, with mainly fixed interest rates. These loans include secured bank loans used to finance the acquisition of ACTech as well as for the construction of office and production facilities in Belgium and Poland.

The following table sets forth our principal indebtedness:

	As of December 31
in 000€	2017	2016	2015
€28,000 acquisition bank loan	27,513	—	—
€18,000 secured bank loans (construction Belgium/Poland)	17,575	6,404	—
€11,250 bank loans ACTech	9,247	—	—
€8,750 other facility loans	4,982	5,411	5,952
Bank investment loans—20 largest outstanding	21,441	9,467	4,892
Bank investment loans—other	2,289	2,927	2,195
Financial lease obligations with third parties	9,164	7,395	5,904
Institutional loan	1,105	936	856
Convertible loan	1,000	1,000	1,000
Related party loan	241	266	290
Total loans & borrowings	94,557	33,806	21,089
current	12,769	5,539	4,482
non-current	81,788	28,267	16,607

K€ 28,000 acquisition loan (balance K€ 27,513 as of December 31, 2017)

This bank loan has been concluded in October 2017 to finance the acquisition of ACTech. The loan includes a portion of €18.0 million, reimbursable monthly over seven years, and a bullet portion of €10.0 million, reimbursable at maturity in October 2024. The interest rate is fixed for the duration of the loan, and amounts to 1.1% on average for both portions. The bank loan is secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants.

K€ 18,000 secured bank loans

These two secured bank loans have been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to €12.0 million (drawn as of December 31, 2017: €11.6 million; as of December 31, 2016: €4.1 million), and with reimbursements only starting in December 2022. The agreement for the Polish facility financing amounts to €6.0 million (fully drawn as of December 31, 2017; as of December 31, 2016: €2.4 million), and with reimbursements only starting in June 2019. The average interest rate of both agreements amounts to 1.2%. These bank loans are secured with a mortgage mandate on the Belgian facility buildings.

K€ 11,250 bank loans

These three bank loans have been agreed by the ACTech Group to refinance a vendor loan. On December 31,2017, the outstanding balances amounted to €9.2 million (€7.5 million maturing in June 2023, and €1.8 million maturing in June 2021). The three loans bear variable and fixed interest rates, on average amounting to 3%. The bank loans are secured with a mortgage on the ACTech facilities, business pledges on fixed assets, cash and accounts receivable, a negative pledge on ACTech’s shares, and with financial covenants. These loans have been refinanced entirely in March 2018 for €9.3 million, with adjusted maturity to May 2025 and first reimbursements in August 2020. The interest rate has been fixed at approximately 1.6%, and pledges have been reduced to a €4.7 million mortgage on ACTech’s facilities, with a guarantee by Materialise NV.

K€ 8,750—other facility loans

Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (€2.0 million, €0.3 million and €5.0 million respectively) and another loan for the Czech Republic offices in 2008 (€1.8 million). The balance of the four loans amounts to €5.0 million as of December 31, 2017. All the loans have a repayment schedule of 15 years and interest rates are fixed between 4.3% and 5.4% for the four loans.

Other bank investment loans

The 20 largest of these bank investment loans outstanding as of December 31, 2017 amount to an outstanding balance of €21.4 million. They were agreed in 2017, 2016 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with a weighted average below 1%.

Finance lease obligations with third parties

We have several finance lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2017, the balance of these financial lease obligations amounts to €9.2 million, and are at fixed interest rates with a weighted average below 2%.

K€1,142 institutional loan

This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of €2.0 million. As of December 31, 2017 €1.1 million has been drawn. The loan is repayable over a four-year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter.

K€1,000 convertible bond held by related party

We issued, on October 28, 2013, 1,000 convertible bonds for a total amount of €1.0 million. The bonds have been fully subscribed by a member of our senior management and his spouse.

The terms of the convertible bond are summarized as follows:

•	Number of convertible bonds: 1,000

•	Nominal value per bond: €1.000

•	Contractual life: 7 years

•	Interest: 3.7% per year

•	Conversion period: from January 1, 2017 until maturity

•	Conversion price: €1.97 per share

The maximum number of ordinary shares that can be issued upon conversion is 508,904.

We have estimated the fair value of a similar liability however without any conversion option by reference to a number of quoted peers in Belgium. The fair value was estimated at €0.9 million. Upon initial recognition, an amount of €0.1 million was recognized in consolidated reserves reflecting the fair value of the conversion option.

Finance lease obligations with related parties

In October 2001, we entered into a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease had a term of 15 years and included a purchase option for the land and the building. We determined that this lease was a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that we would exercise our purchase option. The amounts outstanding as of December 31, 2017 is €0.0 million (2016: €0.1 million; 2015: €0.1 million). The interest expense for the year 2017 is K€0 (2016: K€4; 2015: K€5). The term of the lease expired on September 20, 2016 and we exercised a purchase option in respect of the land and the building. The notary deed transferring the land and building was completed in the course of 2017.

Related party loan

Ailanthus NV has granted us one other loan at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amounts outstanding as of December 31, 2017 is €0.2 million (2016: €0.3 million; 2015: €0.3 million). The interest expense for the year ending December 31, 2017 is K€11 (2016: K€12; 2015: K€13).

Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2017, 2016 and 2015 were €43.2 million, €55.9 million and €50.7 million, respectively. Our unused lines of credit as of December 31, 2017, 2016 and 2015 were €4.5 million, €3.1 million and €4.4 million, respectively, and primarily consisted of overdraft facilities and a straight loan. This amount excludes the facility agreement with the European Investment Bank (EIB), described below.

On December 20, 2017, the European Investment Bank (EIB) and Materialise entered into a finance contract to support Materialise’s ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to €35.0 million drawable in two tranches. The first tranche cannot exceed €25.0 million and can be drawn during the first year of the contract. The second tranche can be drawn during the second year of the contract, subject to a specified debt ratio being met. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The margin is initially equal to 1.86% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings. As of December 31, 2017, no funds had yet been drawn in connection with this agreement.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from Ukraine are subject to obtaining a specific permit. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2017, 2016 and 2015, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

C. Research and Development, Patents and Licenses

For the years ended December 31, 2017, 2016 and 2015, our research and development expenses were €20.0 million, €17.7 million and €18.2 million, respectively, and were 14.0%, 15.4% and 17.8% of our revenue, respectively. For more information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

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

F. Tabular Disclosure of Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2017:

in 000€	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Loans and borrowings	85,393	10,047	29,741	18,298	27,307
Financial lease commitments	9,164	3,034	4,643	1,269	218
Scheduled interest payments(1)	12,692	1250	3549	2719	5,174
Operating lease commitments	3,708	1,721	1,504	406	77
Purchase obligations	7,638	6,898	717	22	1
Total	118,595	22,950	40,154	22,714	32,777

(1)	Scheduled interest payments comprises the interest payable on loans and borrowings and financial lease commitments. No interest is payable on the other contractual obligations in the above table.

In relation to our property, plant and equipment, we had committed expenditures of €0.7 million as of December 31, 2017. These commitments relate to the purchase of land in Bremen, Germany for the purposes of building office space. These commitments are not included in the above table.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Information” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information with respect to the current members of our board of directors and senior management:

Name	Age	Position
Directors:
Wilfried Vancraen	56	Founder, Director & Chief Executive Officer
Peter Leys	53	Executive Chairman
A Tre C CVOA, represented by Johan De Lille	55	Director
Hilde Ingelaere	56	Director & Executive Vice President
Pol Ingelaere	82	Director
Jürgen Ingels	47	Director
Jos Vander Sloten	55	Director
Lieve Verplancke	58	Director
Bart Luyten	42	Director
Senior Management and Executive Committee Members:
Wilfried Vancraen	56	Founder, Director & Chief Executive Officer
Peter Leys	53	Executive Chairman
Hilde Ingelaere	55	Director & Executive Vice President
Seaquence BVBA, represented by Johan Pauwels	50	Executive Vice President
Bart Van der Schueren	51	Executive Vice President, Chief Technology Officer
Alfinco BVBA, represented by Johan Albrecht	54	Executive Vice President, Chief Financial Officer
Ioberan BVBA, represented by Stefaan Motte	43	Vice President, Software Segment
De Vet Management bvba, represented by Brigitte de Vet-Veithen	47	Vice President, Medical Segment
Level 5 BVBA, represented by Jurgen Laudus	39	Vice President, Manufacturing Segment
Welkeraad BVBA, represented by Sabine Demey	49	Vice President, Software Development
SoHo services, represented by Conny Hooghe	52	Vice President, Human Resources
Carla Van Steenbergen	43	Vice President, Chief Legal Officer

Each of our current directors was appointed at the 2017 annual general meeting of shareholders. One of our previous directors, Wim Michels, resigned effective as of January 1, 2018. The term of the directorship of each member of our board of directors will expire at the 2018 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium. Our board of directors has determined that three members of our board of directors, Jürgen Ingels, Lieve Verplancke and A Tre C CVOA, represented by Johan De Lille are independent under Belgian law and the NASDAQ Stock Market listing requirements.

The following is a brief summary of the business experience of the current members of our board of directors:

Wilfried Vancraen. Wilfried Vancraen has served as one of our directors and as our Chief Executive Officer since founding our company in July 1990. Mr. Vancraen previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he was introduced to 3D printing. Passionate about this new technology and firm in his belief that it could help create a better and healthier world, he founded Materialise in July 1990. Mr. Vancraen holds several patents related to the technical and medical applications of 3D printing and remains committed to using the technology to make positive changes in people’s lives. In recent years, Mr. Vancraen has been awarded the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, has been selected as the most influential person in additive manufacturing by industry professionals and TCT Magazine, and has been listed one of the five leading players in his sector by the Financial Times. He is also the recipient of a 2013 Visionaries! award from the Museum of Art and Design in New York. Mr. Vancraen holds a Master of Science in Electro-Mechanical Engineering and a Masters in Business Administration from KU Leuven. Wilfried Vancraen was chosen in the TCT Hall of Fame in 2017 for his contributions to the 3D printing industry.

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

Jürgen Ingels. Jürgen Ingels has served as one of our independent directors since November 2013. Mr. Ingels is Founder and Managing Partner of SmartFin Capital, a growth stage private equity fund that was set up in December 2014. In October 2014, Mr. Ingels sold Clear2Pay NV/S.A., a global innovative payments software technology company he founded in 2000, to FIS Global. The clients of Clear2Pay include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The U.S. Federal Reserve, Royal Bank of Scotland, The People’s Bank of China (PBOC). In 2012 Mr. Ingels co-founded NGdata, Inc., a global big data technology company. Mr. Ingels started his career in private equity in 1997 at Dexia NV/S.A., where his role was focused on investing in technology companies. Mr. Ingels currently serves as a director on the board of directors for UnifiedPost NV, Guardsquare NV, Projective NV, Itineris NV, Newtec NV, Itiviti AB, Willemen Groep and Maria DB. In 2015, Mr. Ingels co-founded The Glue, a provider of infrastructure solutions for financial institutions. In 2016 Mr. Ingels founded B-Hive, a European fintech hub based in Brussels. Mr. Ingels holds a Masters degree in Business Administration and a Masters degree in Political and Social Sciences from the University of Antwerp.

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

Lieve Verplancke. Lieve Verplancke has served as one of our independent directors since June 2015. Ms. Verplancke began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary, until 2012. Ms. Verplancke has also served as a board member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, the Euronext fund, Quest for Growth, MDxHealth and the Stichting tegen Kanker. She is also the founder and managing director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD – KU Leuven), Ms. Verplancke holds a postgraduate degree in Economics and a Master in Business Administration from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

Bart Luyten. Bart Luyten has served as one of our independent directors since June 2017 and also previously served as representative of one of our directors from 2012 to 2015. Mr. Luyten is Founder and Managing Partner of SmartFin Capital, a private equity fund investing in growth stage technology companies. Previously, Mr. Luyten was the Founder and Managing Director of Sniper Investments NV, a smart technologies venture capital fund that was liquidated in 2016. Mr. Luyten has experience as Investment Director of Partners At Venture, Managing Partner of Privast Capital Partners and General Partner of Nausicaa Ventures, all Belgian-based private equity and venture capital funds with a focus on technology investments. Mr. Luyten currently holds positions on the boards of directors of a number of European technology companies and serves on the advisory board of Boston Millennia Partners II, a U.S. based venture capital and private equity firm he was associated with earlier in his career. Mr. Luyten holds a Master of Science degree in Applied Economics from the University of Antwerp and a postgraduate Master degree in SME management from VIZO Brussels.

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

Johan Albrecht. Johan Albrecht has represented Alfinco BVBA as our Chief Financial Officer since August 2015. Mr. Albrecht joined Materialise from BARC NV, a global central laboratory that supports the pharmaceutical and biotech industry in the development of new drugs, where he served as Chief Financial Officer between 1989 and 2015, with responsibility for its worldwide financial and business reporting and control systems. Mr. Albrecht was also a member of BARC NV’s executive committee and a director in its subsidiaries in Belgium, the United States, China, Australia, Singapore and South Africa. After Cerba European Lab, a network of 200 laboratories, acquired BARC NV in 2007, Mr. Albrecht also joined Cerba European Lab’s executive committee in 2011. Prior to joining BARC NV, Mr. Albrecht served in various financial capacities with Pizzaland Benelux (United Biscuits), Applied Data Research and Minit International. Mr. Albrecht holds a postgraduate degree in corporate finance from KU Leuven and a Bachelor of Science in Business Administration from HU Brussels University .

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

Sabine Demey. Sabine Demey represents Welkeraad bvba as CIO and Vice President Software Research & Development for Materialise since January 1, 2017. Sabine Demey is also Director of Materialise Ukraine LLC. Sabine Demey has served as Director of our Software Research & Development & Information Technology groups since 2011. Ms. Demey joined Materialise in 1997 and started research in the applications of 3D printing in the dental industry which resulted in the development of our first medical guides and patents. Ms. Demey has served in several positions related to software development and medical applications of 3D printing, including the development and launch of our CMF business line. Ms. Demey holds a Masters in Engineering Sciences, Computer Science, Mechatronics from KU Leuven and a PhD in Engineering Sciences from KU Leuven.

Conny Hooghe. Conny Hooghe has represented SoHo Services as our Global HR Director since September 2017. She holds a Master of Industrial Psychology from the University of Ghent. Previously she has held several human resources management positions within technological oriented or IT companies like Wolters Kluwer, Fujitsu Services and Atos Origin.

Carla Van Steenbergen. Carla Van Steenbergen has served as our in-house counsel since 2003, and her role has gradually evolved into our Chief Legal Officer. Ms. Van Steenbergen has served as our Compliance Officer since June 2014, and is a member of our Executive Committee in addition to being secretary to the Board of Directors. Ms. Van Steenbergen graduated from the law faculty of KU Leuven in 1999. After having worked for three years at Brussels’ based law firm Marx Van Ranst Vermeersch & Partners, she temporarily moved to London to earn a LLM degree at King’s College London. Upon her return to Belgium, she started working as in-house legal counsel for our company, a position which she holds to this day. Over the years, our legal department has expanded, changing Ms. Van Steenbergen’s role from the sole company lawyer to that of a legal team manager.

Family Relationships

Wilfried Vancraen and Hilde Ingelaere are spouses. Pol Ingelaere is the father of Hilde Ingelaere. No other family relationship exists between any members of our board of directors or senior management.

B. Compensation

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2017, only the directorships of Mr. Vancraen, Mr. Leys, Ms. Ingelaere, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten and of Ms. Verplancke were remunerated. See “—Compensation of Senior Management” for more information about the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere. During the year ended December 31, 2017, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten and Ms. Verplancke each received annual remuneration equal to €10,000. In addition, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten and Ms. Verplancke each received a remuneration of €1,250 per physical board meeting that he or she attends and €625 for each board meeting that is held via conference call (lasting more than one hour) and that he or she attends.

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

Compensation of Senior Management

In 2017, our senior management received in the aggregate total gross compensation of €2.27 million which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere and the compensation for the members of the Executive Committee.

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

C. Board Practices

Service Contracts

Except as described above under “—B. Compensation—Compensation of Executive Committee,” we do not have service contracts with any member of our Board of Directors or Executive Committee.

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

Audit Committee

The Audit Committee consists of three members: Johan De Lille (Chairman), Lieve Verplancke and Jürgen Ingels. Our board of directors has determined that Messrs. De Lille and Ingels and Ms. Verplancke are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that each of Messrs. De Lille and Ingels and Ms. Verplancke qualifies as an “audit committee financial expert” as defined under the Exchange Act.

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

	For the year ended December 31,
	2017*	2016**	2015
Total	1,862	1,432	1,304
Core competencies:
3D printing	343	281	207
Software development	353	325	309
Engineering	249	189	165
Segments:
Materialise Software	256	251	118
Materialise Medical	542	523	257
Materialise Manufacturing	775	426	112
Additional staff	289	232	136

*	Includes 341 ACTech FTEs.
**	Since 2016, people reported as being part of the three core competencies are included also in the segment reporting and allocated to one of the segments, resulting in a total of 1,862 across our three segments and additional staff for the year ended December 31, 2017.

We currently do not have a work council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

E. Share Ownership

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 24, 2018, for each member of our board of directors and senior management as of April 24, 2018:

	Ordinary Shares Beneficially Owned as of April 24, 2018
Name of beneficial owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,098,964	69.9
Peter Leys(4)	581,460	1.1
A Tre C CVOA, represented by Johan De Lille(5)	—	—
Pol Ingelaere(6)	63,654	*
Jürgen Ingels(7)	83,000	*
Jos Vander Sloten	12,000	*
Lieve Verplancke	—	—
Hilde Ingelaere(3)	33,098,964	69.9
Johan Pauwels(8)	189,688	*
Bart Van der Schueren(9)	227,552	*
Johan Albrecht(10)	1,284	*
Sabine Demey(11)	42,824	*
Jurgen Laudus(12)	2,700	*
Carla Van Steenbergen(13)	29,264	*
Stefaan Motte(14)	1,500	*

*	Less than 1%
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2017, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	Consists of (i) 5,331,164 ordinary shares held by Mr. Vancraen, (ii) 277,500 ordinary shares held by Ms. Ingelaere, (iii) 40,000 ADSs held by Mr. Vancraen, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares. Does not include (i) 1,125 warrants issued and granted to Mr. Vancraen or 1,125 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares and 4,500 ordinary shares, respectively, at €2.14 per share, a third of which will vest on each of October 2018, 2019, and 2020, and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Vancraen or 15,000 warrants issued and granted to Ms. Ingelaere under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares and 15,000 ordinary shares, respectively, at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(4)	Consists of (i) 72,556 ordinary shares and (ii) 508,904 ordinary shares issuable upon conversion of 1,000 convertible bonds which have been issued to and subscribed by Mr. Leys and Ms. Kindt and which can be converted at a conversion price of €1.97 per share and mature in 2020. Does not include (i) 54,635 warrants issued and granted to Mr. Leys under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 218,540 ordinary shares at €1.97 per share, a third of which will vest on each of October 2018, 2019 and 2020, and that expire in 2023, or (ii) 15,000 warrants issued and granted to Mr. Leys under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(5)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(6)	Consists of (i) 62,904 ordinary shares held by Mr. Ingelaere and Mr. Ingelaere’s spouse Anne Verfaillie, and (ii) 750 ADSs held by Mr. Ingelaere and Ms. Verfaillie.
(7)	Consists of 83,000 ADSs held by Jinvest BVBA. The address for Jinvest BVBA is Clemenceauxstraat 177A, 2860 Sint-Katelijne-Waver, Belgium.
(8)	Consists of ordinary shares held jointly with Mr. Pauwels’ spouse Kristine Van Muylder. Mr. Pauwels and Ms. Van Muylder may be deemed to share voting power and investment power over these shares. Does not include (i) 1,125 warrants issued and granted to Mr. Pauwels under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares at €2.14 per share, a third of which will vest on each of October 2018, 2019 and 2020, and that expire in 2023, and (ii) 18,180 warrants issued and granted to Mr. Pauwels under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.
(9)	Does not include (i) 1,125 warrants issued and granted to Mr. Van der Schueren under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares at €2.14 per share, a third of which will vest on each of October 2018, 2019 and 2020, and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Van der Schueren under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Van der Schueren under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(10)	Consists of 1,284 ADSs held by Mr. Albrecht. Does not include (i) 18,180 warrants issued and granted to Mr. Albrecht under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (ii) 15,000 warrants issued and granted to Mr. Albrecht under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(11)	Does not include (i) 1,125 warrants issued and granted to Ms. Demey under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares at €2.14 per share, a third of which will vest on each of October 2018, 2019 and 2020, and that expire in 2023, (ii) 18,180 warrants issued and granted to Ms. Demey under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 4,000 warrants issued and granted to Ms. Demey under the 2015 Warrant Plan, which warrants are exercisable for 4,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(12)	Does not include (i) 1,125 warrants issued and granted to Mr. Laudus under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares at €2.14 per share, a third of which will vest on each of October 2018, 2019 and 2020, and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Laudus under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Laudus under the 2015 Warrant Plan, which warrants are exercisable for 4,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(13)	Does not include (i) 1,125 warrants issued and granted to Ms. Van Steenbergen under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares at €2.14 per share, a third of which will vest on each of October 2018, 2019 and 2020, and that expire in 2023, (ii) 18,180 warrants issued and granted to Ms. Van Steenbergen under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Ms. Van Steenbergen under the 2015 Warrant Plan, which warrants are exercisable for 4,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(14)	Does not include (i) 1,500 warrants issued and granted to Mr. Motte under the 2013 Warrant Plan, 375 of which have been exercised by Mr. Motte during the October 2017 exercise period (and for which 1,500 shares will have been issued in March 2018) and 1,125 of which will vest 25% on a yearly basis for a second time in October 2018 and expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Motte under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 5,000 warrants issued and granted to Mr. Motte under the 2015 Warrant Plan, which warrants are exercisable for 5,000 ordinary shares at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 24, 2018, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially Owned as of April 24, 2018
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,098,964	69.9
Hilde Ingelaere(3)	33,098,964	69.9
Ailanthus NV(4)	13,428,688	28.4

(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 24, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	Consists of (i) 5,331,164 ordinary shares held by Wilfried Vancraen, (ii) 277,500 ordinary shares held by Hilde Ingelaere, (iii) 40,000 ADSs held by Mr. Vancraen, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares. Does not include (i) 1,125 warrants issued and granted to Mr. Vancraen or 1,125 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares and 4,500 ordinary shares, respectively, at €2.14 per share, a third of which will vest on each of October 2018, 2019, and 2020, and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024, or (iii) 15,000 warrants issued and granted to Mr. Vancraen or 15,000 warrants issued and granted to Ms. Ingelaere under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares and 15,000 ordinary shares, respectively, at €6.45 per share, vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.
(4)	Ailanthus NV is owned and controlled by Hilde Ingelaere, a member of our board of directors and one of our Executive Vice Presidents, and by Wilfried Vancraen, a member of our board of directors and our Chief Executive Officer. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares.

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

As of December 31, 2017, there were 26 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of December 31, 2017, 71.7% of our outstanding ordinary shares were held in Belgium by 26 holders of record. As of December 31, 2017, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 28.3% of our outstanding ordinary shares were held in the United States by one holders of record, the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 13,450,370 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 28.4% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holder whose shares may be held in trust by other entities.

B. Related Party Transactions

Since January 1, 2017, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and “—A. Major Shareholders,” and the transactions we describe below.

Ailanthus NV

Ailanthus NV, a shareholder and director that is owned and controlled by Mr. Vancraen and Ms. Ingelaere, has provided several loans and financial leases to us for the purchase of machinery and a portion of our office and production buildings.

In October 2001, we entered into a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease had a term of 15 years and included a purchase option for the land and the building. This finance lease expired on September 20, 2016 and we exercised a purchase option in respect of the land and building. The notary deed transferring the land and building was completed in the course of 2017. As of December 31, 2017 we no longer have a finance lease obligation with Ailanthus NV for our land and buildings in Leuven. For additional information, see Note 15 to our audited consolidated financial statements.

Ailanthus NV has granted us one other loan at a fixed interest rates of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. For additional information, see Note 15 to our audited consolidated financial statements.

We rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2017 was €0.17 million.

Convertible Bonds Issuance

On October 28, 2013 we issued to Mr. Leys and his spouse 1,000 convertible bonds at an issuance price of €1,000 per bond. The bonds have a maturity of seven years, bear an annual interest rate of 3.7% and can be converted into ordinary shares at a conversion price of €1.97 per share.

Registration Rights Agreement

On September 15, 2016, we entered into a registration rights agreement with certain holders of our ordinary shares, warrants and convertible bonds, including certain of our directors, senior management and consultants, which we refer to as the Registration Rights Agreement. In accordance with the terms of the Registration Rights Agreement, we filed a shelf registration statement on Form F-3 to register up to 35,032,250 ordinary shares represented by 35,032,250 ADSs to be sold by the selling shareholders from time to time. These ordinary shares consist of ordinary shares previously issued to and ordinary shares issuable upon exercise of warrants or conversion of convertible bonds held by the selling shareholders, as well as ordinary shares underlying ADSs that were acquired by the selling shareholders on the NASDAQ Global Select Market.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 3.A. Key Information—A. Selected Financial Data” and “Item 18. Financial Statements.”

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

The following table sets forth the reported high and low closing sale prices of the ADSs on the NASDAQ Global Select Market for the periods indicated:

	Per ADS (in $)
	High	Low
Annual:
June 25, 2014 (date of listing) to December 31, 2014	14.46	8.02
Year ended December 31, 2015	9.95	6.49
Year ended December 31, 2016	8.47	5.38
Year ended December 31, 2017	16.29	7.25
Quarterly:
Three months ended March 31, 2016	8.38	5.38
Three months ended June 30, 2016	7.57	6.53
Three months ended September 30, 2016	7.91	6.11
Three months ended December 31, 2016	8.47	6.37
Three months ended March 31, 2017	9.35	7.25
Three months ended June 30, 2017	14.15	8.79
Three months ended September 30, 2017	15.49	11.72
Three months ended December 31, 2017	16.29	12.30
Monthly:
October 2017	16.29	14.57
November 2017	16.04	13.91
December 2017	15.24	12.30
January 2018	13.94	12.12
February 2018	13.16	11.46
March 2018	13.55	11.67
April 2018 (through April 27, 2018)	12.66	11.35

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

On December 18, 2015, the board of directors adopted a new warrant plan, our 2015 Warrant Plan, and issued 1,400,000 warrants, which warrants are exercisable for 1,400,000 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014. As of December 31, 2017, 350,000 of the warrants were granted.

On March 30, 2018, the share capital of Materialise NV was increased by €6,000 and the share premium was increased by €201,000, against the exercise of 25,714 warrants, representing 102,856 shares, previously issued under our 2013 Warrant Plan.

C. Material Contracts

We have not entered into any material contracts in the prior two years other than in the ordinary course of business and other than those described elsewhere in “—B. Memorandum and Articles of Association,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report, and the contracts we describe below.

D. Exchange Controls

There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Transfers from Subsidiaries” for a discussion of various restrictions applicable to transfers of funds by our subsidiaries.

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

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form. A reimbursement of fiscal capital made in accordance with the Belgian Company Code is partly considered to be a distribution of the existing taxed reserves (irrespective whether incorporated into the capital or not) and/or the tax-free reserves incorporated into the capital. The proportion is determined on the basis of the ratio between certain taxed reserves and tax-free reserves incorporated into the capital on the one hand and, on the other hand, the aggregate of such reserves and the fiscal capital. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

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

Relief of Belgian Dividend Withholding Tax

Under the Belgium-United States Tax Treaty, (hereafter the “Treaty”) there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty, (hereafter a “Qualifying Holder”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is: (i) a company that is a resident of the United States that has owned directly ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Bureau Central de Taxation Bruxelles-Etranger, 33 Boulevard Roi Albert II, 33 (North Galaxy Tower B7), 1030 Brussels, Belgium or online on the website of the Belgian tax authorities. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend is paid. U.S. holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to certain U.S. pension funds provided that the U.S. pension fund (i) qualifies as a non-resident saver for Belgian withholding tax purposes (i.e., it has a separate legal personality and fiscal residence outside of Belgium), (ii) has a corporate purpose that consists solely in managing and investing funds collected in order to pay legal or complementary pensions, (iii) has activity that is limited to the investment of funds collected in the exercise of its statutory purpose, without any profit making activity and (iv) is exempt from income taxes in the United States. Furthermore, such pension fund may not contractually be obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the ADSs and subject to certain procedural formalities.

Under Belgian domestic tax law, a withholding tax exemption is available to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) provided that (i) at the date of payment or attribution of the dividend it holds a participation in our company representing at least 10% of our share capital, (ii) this holding has been held in full ownership for an uninterrupted period of at least one year, (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a notably advantageous tax regime as compared to the ordinary income tax regime and (iv) its legal form is (similar to one of the legal forms) listed in the annex of the E.U. directive dated 23 July 1990 (90/435/EC) as amended by the directive of 22 December 2003 (2003/123/EC). This reduced withholding tax will apply provided that certain procedural formalities are complied with.

Finally, a withholding tax exemption is available, pursuant to Belgian domestic tax law, to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that at the date of payment or attribution of the dividend it holds a participation in our company representing less than 10% of our share capital but the acquisition value of which is at least €2.5 million and provided that certain other conditions are met, i.e., that (i) this holding has been held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a notably advantageous tax regime as compared to the ordinary income tax regime, and (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated 30 November 2011 (2011/96/EU). This reduced withholding tax will apply only if and to the extent that the ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to below and subject to certain procedural formalities.

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

However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final withholding tax of 30.28%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

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

Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See section “Dividend Withholding Tax.”

Estate and Gift Tax

There is no Belgian estate tax on the transfer of ADSs upon the death of a Belgian non-resident.

Donations of ADSs made in Belgium may or may not be subject to gift tax in Belgium depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions (taxe sur les opérations de bourse/taks op de beursverrichtingen) is generally levied on the purchase and the sale and on any other acquisition and transfer for consideration of existing ADSs on the secondary market carried out by a Belgian resident investor through a professional intermediary if (i) executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals having their usual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium.

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

A tax on repurchase transactions (taxe sur les reports/taks op de reportverrichtingen) at the rate of 0.085%. will be due from each party to any such transaction entered into or carried out in Belgium by a Belgian resident investor in which a stockbroker acts for either party (with a maximum amount of €1,600 per transaction and per party).

No stock exchange tax, nor tax on repurchase transactions is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account , or (v) regulated real estate companies (for the stock exchange tax only).

No stock exchange tax , nor tax on repurchase transactions will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

Belgian tax on securities accounts

Pursuant to the law of February 7, 2018 introducing a tax on securities accounts, a tax of 0.15% will be levied on Belgian resident and non-resident individuals on their share in the average value of the qualifying financial instruments (including but not limited to shares, certificates thereof, notes and units of undertakings for collective investment) held on one or more securities accounts during a reference period of twelve consecutive months starting on October 1 and ending on September 30 of the subsequent year (which we refer to as Tax on Securities Accounts). The first reference period starts on the day of entry into effect of the Law (i.e., March 10, 2018) and ends on September 30, 2018.

No Tax on Securities Accounts will be due provided the holder’s share in the average value of the qualifying financial instruments on those accounts amounts to less than €500,000. If, however, the holder’s share in the average value of the qualifying financial instruments on those accounts amounts to €500,000 or more, the Tax on Securities Accounts will be due on the entire share of the holder in the average value of the qualifying financial instruments on those accounts (and, hence, not only on the part which exceeds the €500,000 threshold).

Qualifying financial instruments held by non-resident individuals only fall within the scope of the Tax on Securities Accounts provided they are held on securities accounts with a financial intermediary established or located in Belgium. Note that pursuant to certain double tax treaties, Belgium has no right to tax capital. Hence, to the extent the Tax on Securities Accounts is viewed as a tax on capital within the meaning of these double tax treaties, treaty protection may, subject to certain conditions, be claimed.

A financial intermediary is defined as (i) a credit institution or a stockbroking firm as defined by Article 1, §2 and §3 of the Law of 25 April 2014 on the status and supervision of credit institutions and investment companies and (ii) the investment companies as defined by Article 3, §1 of the Law of 25 October 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are, pursuant to national law, admitted to hold financial instruments for the account of customers.

The Tax on Securities Accounts is in principle due by the financial intermediary established or located in Belgium if (i) the holder’s share in the average value of the qualifying financial instruments held on one or more securities accounts with said intermediary amounts to €500,000 or more or (ii) the holder instructed the financial intermediary to levy the Tax on Securities Accounts due (e.g., in case such holder holds qualifying financial instruments on several securities accounts held with multiple intermediaries of which the average value does not amount to €500,000 or more, but of which the holder’s share in the total average value of these accounts amounts to at least €500,000). Otherwise, the Tax on Securities Accounts would have to be declared and would be due by the holder itself unless the holder provides evidence that the Tax on Securities Accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium could appoint a Tax on the Securities Accounts representative in Belgium, subject to certain conditions and formalities (which we refer to as a Tax on the Securities Accounts Representative). Such a Tax on the Securities Accounts Representative will then be liable towards the Belgian Treasury for the Tax on the Securities Accounts due and for complying with certain reporting obligations in that respect.

Belgian resident individuals will have to report in their annual income tax return various securities accounts held with one or more financial intermediaries of which they are considered as a holder within the meaning of the Tax on Securities Accounts. Non-resident individuals have to report in their annual Belgian non-resident income tax return various securities accounts held with one or more financial intermediaries established or located in Belgium of which they are considered as a holder within the meaning of the Tax on Securities Accounts.

U.S. holders should consult their own tax advisors as to whether they are subject to the Tax on Securities Accounts.

Proposed Financial Transactions Tax

On February 14, 2013, the European Commission has published a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or collectively, the Participating Member States.

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

Estonia has declared that it will no longer support the FTT proposal. On April 30, 2016 the FTT proposal was withdrawn by the European Commission. However, such a tax remains subject to negotiation between the Participating Member States (excluding Estonia). A new proposal could thus be drafted by the European Commission. Additional EU Member States may decide to participate. Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT.

U.S. Taxation

The following is a discussion of the material U.S. federal income tax considerations to U.S. holders (as defined below) of acquiring, holding and disposing of the ADSs. The following discussion applies only to U.S. holders that purchase ADSs in the Offering, will hold ADSs as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and that are not residents of, or ordinarily resident in, Belgium for tax purposes nor hold their ADSs as part of a permanent establishment in Belgium. The discussion also does not address any aspect of U.S. federal taxation other than U.S. federal income taxation. In particular, this summary does not address all tax considerations applicable to investors that own (directly or by attribution) 10% or more of our stock by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, investors liable for the alternative minimum tax, certain U.S. expatriates, individual retirement accounts and other tax-deferred accounts, partnerships or other pass-through entities for U.S. federal income tax purposes, tax-exempt organizations, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting, investors that will hold the ADSs as part of constructive sales, straddles, hedging, integrated or conversion transactions for U.S. federal income tax purposes or investors whose “functional currency” is not the U.S. dollar).

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

Passive Foreign Investment Company

We believe that we were not a PFIC for the tax year ended December 31, 2017, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2018, or for the foreseeable future. However, the application of the relevant rules to our businesses is not entirely clear and certain aspects of the relevant tests will be outside our control; therefore, no assurance can be given that we will not be a PFIC for any taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.

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

We are exposed to market risk from fluctuations in foreign currency exchange rates and interest rates which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating and financing activities.

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be highly inflationary. In the years ended December 31, 2017, 2016 and 2015, 31%, 32% and 32% of our revenue, respectively, were derived from sales in a currency different from the euro. We primarily have exposure to the U.S. dollar, British pound and Japanese yen as foreign currency. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

During 2017, the impact of changes in foreign currency rates on the cash and term accounts held in U.S. dollars funded through the initial public offering proceeds was negative for an amount of €1.2 million. If the U.S. dollar (rate for one euro) would have appreciated by 10%, the net result would have been €1.1 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for one euro) would have depreciated by 10%, the net result would have been €0.9 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.

To limit the exposure to foreign currency rate fluctuations on the British pound and Japanese yen, we have entered into currency rate swaps as of 2017. We refer to Note 20 to our audited consolidated financial statements.

Additionally, we are exposed to liquidity risk, credit risk and challenges related to capital management.

Liquidity Risk

The liquidity risk is that we may not have sufficient cash to meet our payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. We have has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. We have undrawn lines of credit totaling €4.5 million at December 31, 2017 (2016: €4.4 million; 2015: €4.4 million). These line of credit arrangements do not contain significant financial covenants. We also have access to our credit facility with KBC Bank, in which debt convenants are based on the ratio of our total net financial debt over EBITDA, and our €35.0 million finance contract with European Investment Bank (EIB), which has not been drawn as of December 31, 2017. For additional information, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness” and Note 24 to our audited consolidated financial statements.

Interest Rate Risk

Although we mainly have loans outstanding with a fixed interest rate, some of the loans have been contracted with variable interest rates. The most significant loans with variable interest rates have been secured by means of a variable to fixed interest rate swap. We therefore believe that we are not subject to immediate changes in interest rates. With respect to the interest rate swaps, see Note 20 to our audited consolidated financial statements.

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

We consistently review our capital structure and make adjustments in light of changing economic conditions. We made no changes to our capital management objectives, policies or processes during the years ended December 31, 2017, 2016 and 2015.

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

During the year ended December 31, 2017, the remaining net proceeds from our initial public offering were used as a buffer for our working capital, unfinanced capital expenditures, financing activities and general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2017 that our disclosure controls and procedures were not effective at the reasonable assurance level due to a material weakness in our internal control over financial reporting, which is described below under “Management’s Annual Report on Internal Control Over Financial Reporting.”

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

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the updated framework in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Management has concluded that our internal control over financial reporting was not effective as of December 31, 2017. Management believes substantial progress has been made in implementing an effective internal control environment since December 31, 2016, as we have designed an overall formalized framework, common policies, IT general controls, procedures and controls for financial reporting. Furthermore, we have many individual policies, procedures and controls already in place and appropriate financial systems have been, and are being, implemented to establish an effective internal control environment. Despite these efforts, there continues to be a material weakness identified by our management in our internal control over financial reporting because certain policies, procedures and controls, related to our internal control framework, including those relating to revenue recognition, are either being implemented or not operating effectively.

Notwithstanding the identified material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2017, management believes that the audited consolidated financial statements contained in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS.

As an emerging growth company, we have taken, and are taking, actions to remediate the material weakness in our internal control over financial reporting. Key elements of the remediation effort made and being made, include, but are not limited to, the following initiatives:

•	Continuing to implement an overall, formalized framework and implement common policies, procedures and controls for financial consolidation and reporting, including: implementing and testing user-access rights to our financial systems, implementing approval, review and reporting protocols, further enhancing our information systems and lines of communication, and implementing and testing information technology policies and procedures; and

•	Continuing to train all personnel involved with or having an impact on the financial reporting function, and build internal control knowledge, including through hiring additional personnel and consultants who have experience in U.S. and international financial reporting.

Our objective to maintain effective internal control over financial reporting and disclosure controls and procedures in accordance with the Sarbanes-Oxley Act has the highest priority. The Sarbanes-Oxley Act-compliance plan is directed by our Chief Financial Officer and Executive Chairman and is monitored by our executive management, including our Chief Executive Officer, and our Board of Directors. A dedicated project team, including internal professionals and external consultants, is implementing the plan with involvement of all levels in our organization.

We believe that the measures described above will assist in remediating the material weakness identified above and further strengthen our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine that additional measures are necessary to address any future control deficiencies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm because the JOBS Act provides an exemption from such requirement as we qualify as an emerging growth company.

Changes in Internal Control over Financial Reporting

Other than as discussed above under “Management’s Annual Report on Internal Control Over Financial Reporting,” there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Johan De Lille, Jürgen Ingels and Lieve Verplancke are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act and are independent under Rule 10A-3 under the Exchange Act.

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

BDO Bedrijfsrevisoren Burg. CVBA was engaged as our independent registered public accounting firm in 2017 and 2016 in connection with our SEC reporting obligations, as well as our statutory auditor for Belgian company and tax law purposes. The following table sets forth by category of service the total fees for services provided by BDO Bedrijfsrevisoren Burg. CVBA and BDO member firms to us during 2017 and 2016.

	For the year ended December 31
in 000€	2017	2016
Audit Fees	543	361
Audit-Related Fees	61	10
Tax Fees	5	—
All Other Fees	0	—
Total	609	371

Audit Fees

Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated and statutory financial statements and internal controls, the issuance of comfort letters and interim reviews of our quarterly financial information.

Audit-Related Fees

Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions. The fees also include the audit of the financial statements of significant joint ventures (RSprint) which are to be filed with the SEC.

Tax Fees

Tax fees were paid to BDO Bedrijfsrevisoren Burg. CVBA or to BDO member firms for the fiscal year ended December 31, 2017 in connection with Materialise entities in the United Kingdom and Malaysia.

All Other Fees

No other fees were paid to BDO Bedrijfsrevisoren Burg. CVBA or to BDO member firms for the fiscal years ended December 31, 2017 and December 31, 2016.

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

All audit fees, audit related fees and tax fees for the fiscal years ended December 31, 2017 and 2016 were pre-approved under the pre-approval policies of the Audit Committee.

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

The Listing Rules of the NASDAQ Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NASDAQ Stock Market. The application of such exceptions requires that we disclose each noncompliance with the NASDAQ Stock Market Listing Rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant NASDAQ Stock Market corporate governance standard. We follow Belgian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Stock Market in respect of the following:

•	Quorum at Shareholder Meetings. NASDAQ Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33% or 1/3 of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters.

•	Independent Director Majority on Board/Meetings. NASDAQ Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have any independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least seven and no more than 11 directors, of which at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

•	Director Nominations/Remuneration and Nomination Committee Composition. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may form committees from among its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices —Board of Directors Practices.” Our board of directors has set up and appointed a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee is currently comprised of three directors, one of whom is independent. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.

•	Shareholder Approval of Equity Compensation Plans. NASDAQ Stock Market Listing Rule 5635(c) requires shareholder approval prior to the issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants. On December 18, 2015, our board of directors adopted a stock option plan, the 2015 Warrant Plan. Warrants under the 2015 Warrant Plan may be offered upon decision by our board of directors (or its proxy holder(s)) to employees, consultants and directors of our company and our subsidiaries. In lieu of the NASDAQ Stock Market Listing Rule 5635(c), we followed Belgian law regarding the issuance of shares or securities in connection with the remuneration of the directors and/or the employees of a Belgian company.

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

4.1	2007 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	2013 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.3	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.4	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.5	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.6	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.8	Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-213649))

4.9+	Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise GmbH, Materialise N.V. and the Sellers party thereto

8.1	Subsidiaries of Materialise NV

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of BDO Bedrijfsrevisoren Burg. CVBA, independent registered public accounting firm

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

+	The registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Exchange Act.
*	To be filed by amendment

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 30, 2018

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Materialise NV

Leuven, Belgium

We have audited the accompanying consolidated statements of financial position of Materialise NV (the “Company”) and subsidiaries as of December 31, 2017, 2016 and 2015, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO Bedrijfsrevisoren Burg. CVBA

Represented by Bert Kegels

/s/ Bert Kegels

We have served as the Company’s auditor since 2014.

Zaventem, Belgium

April 30, 2018

Consolidated income statements

		For the year ended December 31,
in 000€, except per share data	Notes	2017	2016	2015
Revenue	22.1	142,573	114,477	102,035
Cost of sales	22.2	(62,787)	(46,706)	(42,963)
Gross profit		79,786	67,771	59,072
Research and development expenses	22.3	(19,959)	(17,682)	(18,186)
Sales and marketing expenses	22.4	(39,109)	(36,153)	(36,832)
General and administrative expenses	22.5	(25,484)	(20,041)	(15,045)
Net other operating income / (expenses)	22.6	5,631	6,212	7,102
Operating profit (loss)		865	107	(3,889)
Financial expenses	22.8	(4,728)	(2,437)	(2,470)
Financial income	22.9	3,210	2,039	3,511
Share in loss of joint venture	8	(469)	(1,018)	(401)
Loss before taxes		(1,122)	(1,309)	(3,249)
Income taxes	22.10	(534)	(1,710)	389
Net loss for the year		(1,656)	(3,019)	(2,860)
Net loss attributable to:
The owners of the parent		(1,656)	(3,019)	(2,807)
Non-controlling interest		—	—	(53)
Earnings per share attributable to ordinary owners of the parent
Basic	23	(0.03)	(0.06)	(0.06)
Diluted	23	(0.03)	(0.06)	(0.06)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

		For the year ended December 31,
in 000€	Notes	2017	2016	2015
Net loss for the year		(1,656)	(3,019)	(2,860)
Other comprehensive (loss) income
Exchange differences on translation of foreign operations *		(691)	(1,833)	624
Other comprehensive (loss) income, net of taxes		(691)	(1,833)	624
Total comprehensive loss for the year, net of taxes		(2,347)	(4,852)	(2,236)
Total comprehensive (loss) income attributable to:
The owners of the parent		(2,347)	(4,852)	(2,183)
Non-controlling interest		—	—	(53)

*	May be reclassified subsequently to profit & loss

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		For the year ended December 31,
in 000€	Notes	2017	2016	2015
Assets
Non-current assets
Goodwill	5	18,447	8,860	9,664
Intangible assets	6	28,646	9,765	9,657
Property, plant & equipment	7	86,881	45,063	38,400
Investments in joint ventures	8	31	—	1,018
Deferred tax assets	22.10	304	336	1,092
Other non-current assets	10	3,667	2,154	356
Total non-current assets		137,976	66,178	60,187
Current assets
Inventories and contracts in progress	9	11,594	7,870	5,387
Trade receivables	11	35,582	27,479	22,843
Other current assets	10	9,212	4,481	4,993
Cash and cash equivalents	12	43,175	55,912	50,726
Total current assets		99,563	95,742	83,949
Total assets		237,539	161,920	144,136

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		For the year ended December 31,
in 000€	Notes	2017	2016	2015*
Equity and liabilities
Equity
Share capital	13	2,729	2,729	2,729
Share premium	13	79,839	79,019	78,098
Consolidated reserves	13	(3,250)	(1,603)	1,407
Other comprehensive income		(1,803)	(1,112)	721
Equity attributable to the owners of the parent		77,515	79,033	82,955
Total equity		77,515	79,033	82,955
Non-current liabilities
Loans & borrowings	15	81,788	28,267	16,607
Deferred tax liabilities	22.10	7,006	1,325	2,068
Deferred income	18	5,040	3,588	1,905
Other non-current liabilities	16	1,904	1,873	2,244
Total non-current liabilities		95,738	35,053	22,824
Current liabilities
Loans & borrowings	15	12,769	5,539	4,482
Trade payables		15,670	13,400	9,712
Tax payables	17	3,560	926	255
Deferred income	18	18,791	17,822	14,696
Other current liabilities	19	13,496	10,147	9,212
Total current liabilities		64,286	47,834	38,357
Total equity and liabilities		237,539	161,920	144,136

*	The year 2015 has been restated to reflect the reclassification of the long-term deferred income. See note 2 for more information.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		Attributable to the owners of the parents
in 000€	Notes	Share capital	Share premium	Reserves	Other compre- hensive income	Total	Non- controlling interest	Total equity
At January 1, 2017		2,729	79,019	(1,603)	(1,112)	79,033	—	79,033
Net loss for the year		—	—	(1,656)	—	(1,656)	—	(1,656)
Other comprehensive income		—	—	—	(691)	(691)	—	(691)
Total comprehensive income (loss)		—	—	(1,656)	(691)	(2,347)	—	(2,347)
Equity-settled share-based payment expense	14	—	820	9	—	829	—	829
At December 31, 2017		2,729	79,839	(3,250)	(1,803)	77,515	—	77,515

		Attributable to the owners of the parents
in 000€	Notes	Share capital	Share premium	Reserves	Other compre- hensive income	Total	Non- controlling interest	Total equity
At January 1, 2016		2,729	78,098	1,407	721	82,955	—	82,955
Net loss for the year		—	—	(3,019)	—	(3,019)	—	(3,019)
Other comprehensive income		—	—	—	(1,833)	(1,833)	—	(1,833)
Total comprehensive income (loss)		—	—	(3,019)	(1,833)	(4,852)	—	(4,852)
Equity-settled share-based payment expense	14	—	921	9	—	930	—	930
At December 31, 2016		2,729	79,019	(1,603)	(1,112)	79,033	—	79,033

		Attributable to the owners of the parents
in 000€	Notes	Share capital	Share premium	Reserves	Other compre- hensive income	Total	Non- controlling interest	Total equity
At January 1, 2015		2,788	76,650	5,764	97	85,299	(132)	85,167
Net loss for the year		—	—	(2,807)	—	(2,807)	(53)	(2,860)
Other comprehensive income		—	—	—	624	624	—	624
Total comprehensive income (loss)		—	—	(2,807)	624	(2,183)	(53)	(2,236)
Transfer share capital to share premium—correction		(69)	69	—	—	—	—	—
Capital increase in cash		5	575	—	—	580	—	580
Capital increase through exercise of warrants	14	5	90	—	—	95	—	95
Acquisition NCI Mobelife		—	—	(1,562)	—	(1,562)	185	(1,377)
Equity-settled share-based payment expense	14	—	714	12	—	726	—	726
At December 31, 2015		2,729	78,098	1,407	721	82,955	—	82,955

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2017	2016	2015
Operating activities
Net loss for the year		(1,656)	(3,019)	(2,860)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	7	8,630	6,420	5,122
Amortization of intangible assets	6	4,001	1,954	1,585
Impairment of goodwill	5	—	—	104
Share-based payment expense	14	1,033	977	769
Loss (gain) on disposal of property, plant & equipment	7	25	(149)	(62)
Movement in provisions		61	18	(116)
Movement reserve for bad debt	11	502	77	254
Financial income	22.9	(381)	(172)	(413)
Financial expense	22.8	1,597	983	901
Impact of foreign currencies		302	(400)	(1,530)
Share in loss of a joint venture (equity method)	8	469	1,018	401
Income taxes and deferred taxes	22.10	534	1,712	(388)
Fair value adjustment contingent consideration	4	—	(455)	—
Other		(22)	(78)	—
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables		(6,510)	(6,465)	(6,645)
Decrease (increase) in inventories		(984)	(2,482)	(1,671)
Increase in trade payables and other payables		3,854	9,086	7,148
Income tax paid		(1,569)	(530)	(246)
Net cash flow from operating activities		9,886	8,495	2,353

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2017	2016	2015
Investing activities
Purchase of property, plant & equipment	7	(27,668)	(12,237)	(8,907)
Purchase of intangible assets	6	(4,345)	(2,342)	(1,641)
Proceeds from the sale of property, plant & equipment (net)	7	221	1,928	338
Acquisition of subsidiary (net of cash)	4	(27,173)	—	(1,619)
Investments in joint-ventures	8	(500)	—	(1,000)
Investments in investments held to maturity	12	—	—	10,000
Interest received		281	11	35
Net cash flow used in investing activities		(59,184)	(12,640)	(2,794)
Financing activities
Proceeds from loans & borrowings	15	54,319	14,669	5,672
Repayment of loans & borrowings	15	(11,904)	(2,796)	(4,711)
Repayment of finance leases	15	(2,947)	(1,898)	(1,546)
Proceeds from the exercise of warrants	14	—	—	95
Purchase of non-controlling interest	13	—	—	(1,377)
Capital increase in parent company	13	—	—	580
Interest paid		(955)	(630)	(589)
Other financial income (expense)		(472)	(79)	88
Net cash flow from (used in) financing activities		38,041	9,266	(1,788)
Net increase/(decrease) of cash & cash equivalents		(11,257)	5,121	(2,229)
Cash & cash equivalents at beginning of the year	12	55,912	50,726	51,019
Exchange rate differences on cash & cash equivalents		(1,480)	65	1,936
Cash & cash equivalents at end of the year	12	43,175	55,912	50,726

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1  Corporate information

Materialise NV is a limited liability company with its registered office at Technologielaan 15, 3001 Leuven, Belgium. The consolidated financial statements comprise Materialise NV (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group”). See Note 28 for a list of subsidiaries of the Company.

The Group is a leading provider of additive manufacturing (AM) software and of sophisticated 3D printing services. The products and services of the Group are organized in the three segments: Materialise Medical, Materialise Software and Materialise Manufacturing. The Group sells its products in Europe, Americas, Africa and Asia-Pacific.

The consolidated financial statements of the Group for the year ended December 31, 2017 were approved and authorized for issue on April 27, 2018 in accordance with a resolution of the Parent’s Board of Directors.

Notes to the consolidated financial statements (continued)

2 Basis of preparation

The consolidated financial statements of the Group for the three years ended December 31, 2017 were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”) and with International Financial Reporting Standards (IFRS) as adopted by the European Union (“EU-IFRS”).

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

New standards, interpretations and amendments adopted by the Group

The Group has adopted the following new and revised standards and interpretations issued by the IASB and IFRIC that are relevant to its operations and effective for accounting periods beginning on January 1, 2017.

•	IAS 12: Income taxes – Amendments regarding the recognition of deferred tax assets for unrealized losses;

•	IAS 7: Cash flow statement – Amendments as result of the Disclosure initiative;

•	Annual Improvements to IFRS 10 2014-2016 Cycle (December 2016)

The application of the above new standards and interpretations did not have a significant impact on the financial position and the results of the Group.

Classification error adjusted in 2016

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

As from the financial reporting year ended December 31, 2016, the Group is presenting portions of its deferred income associated with such contracts as current and non-current liabilities. This presentation has been applied retroactively for the financial reporting year ended December 31, 2015.

The impact on the statement of financial position is as follows:

For the year ended December 31,
in 000€	2015
Deferred income - current - prior to change	16,509
Deferred income - current - restated	14,696
Reclassified non-current deferred maintenance revenue	1,813
Deferred income - non-current - prior to change	92
Deferred income - non-current - restated	1,905

Notes to the consolidated financial statements (continued)

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

The following changes to the consolidation scope occurred in 2017:

•	Acquisition of ACTech Holding Gmbh, ACTech Gmbh and ACTech North America Inc. as of October 4, 2017;

•	Liquidation of Rapidfit Inc.

•	Liquidation of Orthoview US Inc.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

•	Buildings:	20-50 years
•	Furniture, Plant & Equipment	5-30 years
•	Property leased Assets -	15-30 years or lease term if shorter
•	Leased machines	5-10 years or lease term if shorter

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

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

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

Notes to the consolidated financial statements (continued)

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

The Group has determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless either (i) the Group has strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, the Group has the intention to market the product also to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses the Group for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred. Internally generated intangible assets from proprietary software are amortized over their useful lives, starting from the moment they are ready for use/available for sale.

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

The useful life of the intangible assets is as follows:

•	Software:	3 years;
•	Patents and licenses:	5 years;
•	Acquired customers:	5-20 years;
•	Technology:	6-10 years;
•	Order backlog:	Period over which orders will be completed.

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

Impairment of goodwill and other non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets and goodwill are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Notes to the consolidated financial statements (continued)

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

Inventories and Contracts in progress

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

Work in progress relates to production of inventory for which a customer has not yet been secured, while contracts in progress relates to production for specific customers in performance of a signed contract.

Contract revenues and expenses are recognized by reference to the stage of completion of contract activity where the outcome of the construction contract can be estimated reliably, otherwise revenue is recognized only to the extent of recoverable contract costs incurred (percentage of completion). Contract revenue includes the amount agreed in the initial contract, plus revenue from alternations in the original contract work. Contract expenses include costs that relate directly to the specific contract, plus costs that are attributable to the contractor’s general contracting activity to the extent that they can be reasonably allocated to the contract, plus such other costs that can be specifically charged to the customer under the terms of the contract.

The stage of completion of a contract is based on the predefined steps with corresponding fix levels of completion, on a project by project basis. The Group only accounts for contract revenue before the completion of the contract for contract types with a general throughput time of more than 3 months. Contracts with a shorter throughput time are accounted for as work in progress.

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

Notes to the consolidated financial statements (continued)

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

Financial assets measured at fair value

The Group does not currently have financial assets classified as financial assets at fair value through profit or loss except for a call option on non-controlling interests in Rapidfit+ as disclosed in Note 13.

Notes to the consolidated financial statements (continued)

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

Financial liabilities

The Group has financial liabilities measured at amortized cost which include loans and borrowings, trade payables and other payables. Financial liabilities resulting from written put options on non-controlling interests are measured at fair value. The Group currently does not have financial liabilities held for trading.

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

Written put options on non-controlling interest

The Group recognizes a financial liability for the written put options on non-controlling interest. The written put options have a variable redemption price based on a formula as specified in the contract (see Note 13).

•	The financial liability is initially recognized at fair value and the fair value is reclassified from non-controlling interest and, for any amount higher than the non-controlling interest, from consolidated reserves.

•	The fair value is determined as the present value of the redemption amount.

•	Any change in the fair value as a result of a change in the estimated redemption price is recognized directly in consolidated reserves. Any unwinding effect of the present value of the redemption price is recognized directly in profit and loss (financial cost).

•	No share of profit is allocated to the non-controlling interest.

•	Upon exercise of the written put option, the carrying value will be offset with the cash payment received. When the written put option is not exercised, the carrying value of the financial liability is derecognized against non-controlling interest with the difference going to consolidated reserves.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

Royalty income

Royalty income is recognized on an accrual basis as revenue when the royalty is earned. Such royalty income is earned when the corresponding 3D printed goods have been delivered to the customer.

Contract revenue

With respect to contract revenue we refer to our accounting policies regarding Inventories and Contracts in Progress.

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

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate. When the grant relates to the construction of buildings, it is recognized as income over the amortization period of the related building.

Such grants have been received from the federal and regional governments and from the European Union in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven (Belgium) and in Freiberg (Germany).

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

New and revised standards not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the closing date of the Group’s financial statements are disclosed below.

A number of new standards, amendments to standards, and interpretations are not effective for 2017, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, or IFRS 9, that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

IFRS 9 requires us to record expected credit losses on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We will apply the simplified approach and record lifetime expected losses on all trade receivables.

We will to adopt the new standard on the required effective date. The lifetime expected losses will be determined based on a provision matrix applied to the each of the trade receivable aging buckets. We are still finalizing the provision matrix but do not expect that this will have a significant impact on our balance sheet and equity.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers, or IFRS 15, was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

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

The new revenue standard will supersede all current revenue recognition requirements under IFRS. We will adopt the new standard on the required effective date on January 1, 2018. We have performed a detailed assessment of the impact of IFRS 15 which is detailed below. The transition method that will be applied is the modified retrospective method whereby the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings in 2018.

Our IFRS assessment identified the following areas that may be significantly impacted from a qualitative perspective:

OEM software license and distribution agreements

We regularly enter into software license and distribution agreements that may include the right for a partner to embed the Materialise software in its own property software or machine, that is marketed and sold to end-customers. Typically, those contracts provide a licenses to use and market the software, training and one year of maintenance and support service. Those performance obligations are “distinct”. Certain contracts may also include development services. Those development services are in general also “distinct” services except in case the customer cannot benefit from the license with readily available resources without the development services and the development services significantly customize/modify the existing license. In that case, those development services are combined with the license and recognized over the term of the license.

Those agreements may also provide for step-based volume discounts when certain sales targets are achieved and discounts when certain development revenue is achieved. In current accounting, volume discounts are recognized based on a reasonable estimate of the volume discounts to be paid and deducted from revenue over the contract period (based on sales). Certain other discounts are immediately deducted in full from revenue when they are expected to be met. Under IFRS 15, the transaction price will include an estimate of all the discounts payable under the contract period and will be subsequently allocated to the performance obligations. However, the impact on revenue is not expected to be material as of January 1, 2018.

Notes to the consolidated financial statements (continued)

Medical partner license, supply and distribution agreements

Medical partner license, supply and distribution agreements generally include a time-based license for online order management system and surgical guide planning software, surgical guide development services and 3D printing, training, set-up and on boarding services and maintenance services. The consideration for the license is in general included within the price for a surgical guide (whether or not via an explicit royalty added to the price). The current accounting is not significantly different than under IFRS 15, except for:

•	The license is not considered “distinct” and may be combined with the “surgical guide services and printing” as the license as such has no significant benefit for the partner with other readily available resources;

•	Certain agreements may include significant development services other than the standard set-up and on boarding services, which significantly modify/customize the existing platform for the purpose of the partner and are not considered “distinct” and combined with the license;

•	Allocation of the transaction price over the “distinct” performance obligations may result in higher or lower revenue allocated to a performance obligation than the contractual pricing.

The impact of the above differences on revenue is expected to be K€323 additional deferred revenue as of January 1, 2018.

One contract with a non-cancellable contract period of 10 years had an up-front non-refundable fee for exclusivity for a total of €2.25 million. Under current accounting, this fee has been fully recognized in the previous years (from 2010 onwards). Under IFRS 15, this fee will be included in the transaction price and allocated to the “distinct” performance obligations of the contract which are primarily software license, surgical guides services and printing, maintenance, and development services. The impact of this difference will be higher deferred revenue of K€850 with a debit of the retained earnings for the same amount as of January 1, 2018. This deferred revenue will be recognized in revenue over the next three years.

IFRS 15 is not expected to have significant impacts on our other revenue streams such as 3D print products and software license and related maintenance.

IFRS 15 provides also new presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in our financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2016 and 2017 we developed and started testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Based on our detailed assessment, we currently estimate the cumulative effect in retained earnings as of January 1, 2018 as follows (positive is a debit):

in 000€	January 1, 2018
Software	—
Medical	1,173
Manufacturing	—
Total catch-up adjustment	1,173

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

Notes to the consolidated financial statements (continued)

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

During 2018 we plan to assess the potential effect of IFRS 16 on our consolidated financial statements. To see the volume of operating leases, please refer to Note 24.

The other standards, interpretations and amendments issued by the IASB and relevant for the Group, but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements:

•	IFRS 2: Share-based Payment — Amendments to clarify the classification and measurement of share-based payment transactions (June 2016);

•	IFRS 3: Business Combinations — Annual improvements 2015-2017 Cycle;

•	Amendments to IFRS 4 — Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contract (September 2016);

•	IFRS 7: Financial Instruments: Disclosures (Amendments December 2011) — Deferral of mandatory effective date of IFRS 9 and amendments to transition disclosures

•	IFRS 7: Financial Instruments: Disclosures (Amendment November 2013) — Additional hedge accounting disclosures (and consequential amendments) resulting from the introduction of the hedge accounting chapter in IFRS 9

•	Amendments to IAS 40 — Transfers of investment property (December 2016);

•	IFRS 10: Consolidated Financial Statements — Sale or Contribution of Assets between an Investor and its Associate or Joint Venture;

•	IFRS 11: Joint Arrangements — Annual Improvements 2015 – 2017 Cycle;

•	IFRS 17: Insurance contracts (May 2017);

•	IAS 12: Income Taxes — Annual improvements 2015-2017 Cycle;

•	IAS 19: Employee Benefits — Plan Amendment, Curtailment or Settlement;

•	IAS 23: Borrowing Costs — Annual Improvements 2015-2017 Cycle;

•	IAS 28: Investments in Associates and Joint Ventures — Amendments regarding the sale or contribution of assets between an investor and its associate or joint venture (September 2014), Annual Improvements 2014-2016 Cycle and Long-term interest in Associates and Joint Ventures;

•	IAS 40: Investment Property — Transfers of investment property;

•	IFRIC 22: Foreign Currency Transactions and Advance Consideration (December 2016);

•	IFRIC 23: Uncertainty over Income Tax Treatments (June 2017);

•	Amendments to IFRS 2014-2016 cycle — Amendments to IFRS 1 and IAS 28 (December 2016).

Notes to the consolidated financial statements (continued)

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

The Group has determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless either (i) the Group has strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, the Group has the intention to market the product also to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses the Group for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred. This assessment is monitored by the Group on a regular basis.

Notes to the consolidated financial statements (continued)

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted and measured the cost of cash-settled transactions by reference to the fair value of the equity instrument at the date of reporting. The Group has applied the Black-Scholes valuation model to estimate fair value. Using this model requires management to make assumptions with regards to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 14 and are estimated as follows:

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

As at December 31, 2017, the Group had K€11.948 (2016: K€9,451; 2015: K€12,231) of tax losses carry forward and other tax credits such as investment tax credits and notional interest deduction, of which K€4.581 related to Materialise NV (2016: K€1,570; 2015: K€2,009). These losses relate to the parent and subsidiaries that have a history of losses, in countries where these losses do not expire, except for the notional interest deduction of K€315 in 2017 (2016: K€315; 2015: K€402) and may not be used to offset taxable income elsewhere in the Group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized in 2017, 2016 and 2015, given that it in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainly to which extent these tax losses will be used in future years. As from July 1, 2016, the new Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on its analysis in 2017 the Company has assessed that no deferred tax asset should be accounted for with respect to its unused tax losses in Belgium.

With respect to the unused tax losses of the other entities, no deferred tax assets have been recognized in 2017 (2016: K€109; 2015: K€906). The Group has not recognized deferred tax assets on unused tax losses totalling K€7,904 in 2017 (2016: K€8,877; 2015: K€9,660) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, net profit would have increased by K€2,687 in 2017 during which K€7,904 of tax losses were utilized. Further details on taxes are disclosed in Note 22.10.

Impairment of goodwill, intangible assets and property, plant & equipment

The Group has goodwill for a total amount of K€18,447 as at December 31, 2017 (2016: K€8,860; 2015: K€9,664) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different CGUs are disclosed and further explained in Note 5.

Notes to the consolidated financial statements (continued)

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. No impairment charges have been recorded during 2017 (2016: K€0; 2015: K€104).

Business combinations

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires us to use significant estimates and assumptions, including

•	estimated fair value of the acquired intangible assets;

•	estimated fair value of property, plant and equipment; and

•	estimated fair value of the contingent consideration

The contingent consideration as included in the financial statements is recorded at fair value at the date of acquisition and is reviewed on a regular basis. The fair value of the contingent consideration is based on risk-adjusted future cash flows of different scenarios discounted using appropriate interest rates. The structure of the possible scenarios and the probability assigned to each one of them is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios as well as the evolution of the variables.

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

Notes to the consolidated financial statements (continued)

4 Business Combinations

Acquisitions in 2017

ACTech

The Group has signed a share and purchase agreement on October 4, 2017 to acquire all of the shares and voting interest of ACTech Holding Gmbh, an entity incorporated in Germany, and its subsidiaries ACTech Gmbh and ACTech North America Inc. (together referred to as “ACTech Group”) for a total purchase consideration in cash of K€27,370 (net of indemnification asset).

The German-based ACTech Group is specialist in producing limited runs of highly complex cast metal parts in a short timeframe. ACTech Group will be part of the Manufacturing segment.

The provisional fair values of the identifiable assets and liabilities at the date of acquisition were:

in 000€	Carrying value at acquisition date	Provisional fair value adjustments	Provisional fair value at acquisition date
Assets
Technology	—	515	515
Customer relations	—	17,305	17,305
Other intangible assets	6,330	(5,333)	997
Property, plant & equipment	19,986	—	19,986
Deferred tax assets	503	—	503
Other non-current financial assets	56	—	56
Inventory	2,788	—	2,788
Trade receivables	5,176	—	5,176
Cash & cash equivalents	2,245	—	2,245
Other assets	542	—	542
Total Assets	37,626	12,487	50,113
Liabilities
Deferred tax liabilities	(47)	(5,970)	(6,017)
Deferred income	(1,298)	—	(1,298)
Loans & borrowings	(11,308)	—	(11,308)
Trade payables	(777)	—	(777)
Tax payables	(3,664)	(323)	(3,987)
Other liabilities	(9,063)	—	(9,063)
Total Liabilities	(26,157)	(6,293)	(32,450)
Total identified assets and liabilities	11,469	6,194	17,663
Goodwill			9,707
Acquisition price paid in cash			27,370

The cash flow from the business combination is as follows:

Cash & cash equivalents acquired	(2,245)
Indemnification assets	(2,048)
Acquisition price	29,418
Total cash flow	27,173

The provisional accounting for the business combination resulted in fair values of K€17,305 for customer relationships, K€515 for patented technology, K€837 for order backlog , and K€2,048 for tax contingencies subject to an indemnification asset.The deferred tax liabilities comprise the tax effect of the fair value adjustment for the customer relationships, technology and order backlog. The fair value of the receivables is K€5,176 which equals the gross contractual amounts receivable. Fair value analysis with respect to property, plant and equipment was not yet finalized upon reporting date.

Notes to the consolidated financial statements (continued)

The purchase price paid at the acquisition date amounted to K€29,418. The share and purchase agreement foresees that the Sellers will indemnify the Group for certain tax payables and contingencies that may occur in the period between 2018 and 2021. A amount of K€3,788 has been paid in an escrow account which can be applied against the indemnification asset. The Group has estimated that the fair value of the indemnification asset is K€2,048 which has been applied against the acquisition price. The indemnification asset will be paid out of the escrow account when the related tax payables and contingencies are paid.

There are no contingent considerations payable.

The goodwill recognized is primarily attributable to the trained and knowledgable workforce and to the expected synergies that will be realized at level of software platforms, manufacturing and existing customer base. The goodwill is not deductible for income tax purposes.

The total acquisition-related costs recognized as an expense in the general & administration costs are K€609.

The contribution of the acquired business to the revenue and net profit of the Group for the year ended December 31, 2017 were respectively K€9,965 and K€275. The pro forma revenue and the pro forma net profit of the acquired business would have been K€37,096 and K€2,060, respectively, if the business would have been acquired on January 1, 2017.

Acquisitions in 2016

The Group has not completed any Business Combinations during the year 2016.

Acquisitions in 2015

Aldema

The Group signed a sale and purchase agreement on February 26, 2015 to acquire all of the shares and voting interests of Aldema BVBA, an entity incorporated in Belgium, for a total purchase consideration in cash of K€76. Aldema BVBA had developed expertise in metal 3D printing and is integrated in the Materialise Manufacturing segment.

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

Notes to the consolidated financial statements (continued)

The contribution of the acquired business to the revenue and net loss was respectively K€4 and K€ (105) as of December 31, 2015. The revenue and the net loss of the acquired business as if it would have been acquired at January 1, 2015 is not materially different.

The goodwill recognized is primarily attributable to the expected synergies and the accelerated go-to-market time for the products developed with the acquired technology. The goodwill is not deductible for income tax purposes.

Changes in the measurement of the contingent consideration for previous acquisitions

Cenat

The Group signed a sale and purchase agreement on March 10, 2015 to acquire all of the shares and voting interests of Cenat BVBA for a consideration in cash of K€1,547 and a contingent consideration related to certain targets set over the coming years between K€0 and K€2,250 . The fair value of this contingent consideration was estimated at time of time of final accounting (December 31, 2015) at K€1,310.

Based on the historical results and the forecasted financial information for the period 2018 to 2019 the Group has re-estimated the fair value of the contingent consideration at December 31, 2016 to K€ 905, and maintained this estimate per December 31, 2017. Of this fair value estimate, an amount of K€257 is already payable to the former shareholders within one year (we refer to Notes 16 and 19).

The undiscounted earn-out scenarios range from K€610 to K€1,507 . The probabilities for each scenario range from 0 % to 40 % whereby a cumulative probability of at least 50 %is allocated to the scenarios with a undiscounted consideration between K€ 610 and K€ 641.

Notes to the consolidated financial statements (continued)

in 000€	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Assets
Technology	3	1,671	1,674
PP&E	34	—	34
Inventory	39	—	39
Trade receivables	2	—	2
Other current assets	32	—	32
Cash	4	—	4
	114	1,671	1,785
Liabilities
Financial debts	(8)	—	(8)
Deferred tax liabilities	—	(568)	(568)
Trade payables	(22)	—	(22)
Other liabilities	(39)	—	(39)
	(69)	(568)	(637)
Total identified assets and liabilities	45	1,103	1,148
Goodwill	—	—	1,709
Acquisition price	—	—	2,857
Cash flow from business combination
Cash & cash equivalents acquired	—	—	4
Consideration paid in cash	—	—	(1,547)
Total cash flow	—	—	(1,543)

Notes to the consolidated financial statements (continued)

5 Goodwill

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	For the year ended December 31
in thousands of euros	2017	2016	2015
CGU: MAT NV SAM BE	3,241	3,241	3,241
CGU: e-Prototype	818	775	801
CGU: ACTech	9,707	—	—
CGU: OrthoView	4,504	4,667	5,445
CGU: MAT NV Manufacturing (Metal)	177	177	177
Total	18,447	8,860	9,664

The changes in the carrying value of the goodwill can be presented as follows for the year 2017, 2016 and 2015:

in 000€	Gross	Impairment	Total
At January 1, 2015	7,714	—	7,714
Additions	1,769	—	1,769
Impairment	—	(104)	(104)
Currency translation	285	—	285
At December 31, 2015	9,768	(104)	9,664
Additions	—	—	—
Impairment	—	—	—
Currency translation	(804)	—	(804)
At December 31, 2016	8,964	(104)	8,860
Additions	9,707	—	9,707
Impairment	—	—	—
Currency translation	(120)	—	(120)
At December 31, 2017	18,551	(104)	18,447

The goodwill of Orthoview (UK) and of e-Prototype (PL) include respectively K€ (163) and K€43 impact of currency translation.

The goodwill related to the acquired business of CENAT during 2016 is allocated to the cash generating unit MAT NV SAM BE.

The Group has performed an impairment test based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate.

The MAT NV 3D Printing software (BE) and Cenat CGU are included in the reportable segment Materialise Software. The Rapidfit+ (USA), e-Prototypy (PL) and Mat Metal CGU are included in the reportable segment “Materialise Manufacturing”. The CGU Orthoview (UK) is included in the reportable segment “Materialise Medical”. The CGU ACTech is included in the reportable segment “Materialise Manufacturing”.

Notes to the consolidated financial statements (continued)

CGU: MAT NV 3D Printing software (BE)

The goodwill allocated to the CGU MAT NV 3D Printing software (BE) relates to the goodwill from the acquisition of CENAT in 2016 and the goodwill related to Marcam (DE-3D Printing Software).

The impairment test is based on the projected discounted cash flows resulting from the CGU MAT NV 3D Printing software, considering a period of 5 years. The main assumptions for goodwill impairment testing include a pre-tax discount rate (based on WACC) of 10.18 % and a perpetual growth rate of 2%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of €20.9 million. Based on the sensitivity analysis where the year-on-year growth rate of the revenue, gross margin and the operating costs would be zero and the sensitivity analysis where discount rate would increase with 1%, the value in use would be significantly higher than the carrying value of the cash generating units.

CGU e-prototype

The impairment test on the GCU e-prototype is based on the projected discounted cash flows resulting, considering a period of 5 years. The main assumptions include a pre-tax discount rate (based on WACC) of 11.25 % and a perpetual growth rate of 5%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience and continued investments in capex in new 3D printing equipment. It was concluded that the value in use (€9.6 million) is higher than the carrying value of the cash generating unit of €3.32 million. Based on the sensitivity analysis where discount rate would increase with 1%, the value in use would be significantly higher than the carrying value of the cash generating units.

CGU Orthoview

The impairment test on the GCU Orthoview is based on the projected discounted cash flows resulting, considering a period of 5 years .The main assumptions include a pre-tax discount rate (based on WACC) of 13.84 % and a perpetual growth rate of 2%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use (€10.4 million) is higher than the carrying value of the cash generating unit of €9.71 million. Based on the sensitivity analysis where discount rate would increase with 1%, the value in use would equal the carrying value of the cash generating unit. If the perpetual growth rate would decrease by 1% to 1%, the value in use would still be higher that the carrying value of the cash generating unit. The Orthoview business is being integrated further in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review. For 2017 management believes that Orthoview can still be considered a separate cash generating unit. Per end of 2017 we believe that the goodwill for Orthoview is not impaired.

CGU ACTECH

The impairment test on the GCU ACTech is based on the projected discounted cash flows resulting, considering a period of 5 years.The main assumptions include a pre-tax discount rate (based on WACC) of 14.93 % and a perpetual growth rate of 1.57%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of €27.6 million. Based on the sensitivity analysis where discount rate would increase with 1%, the value in use would be higher than the carrying value of the cash generating unit.

Notes to the consolidated financial statements (continued)

6 Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2017, 2016 and 2015:

in 000€	Patents & licenses	Software	Acquired customers, technology and backlogs	Total
Acquisition value
At January 1, 2015	2,342	967	6,644	9,953
Additions	761	671	89	1,521
Acquisition of a subsidiary	—	3	1,474	1,477
Disposals	—	(6)	—	(6)
Transfer between accounts	—	—	—	—
Currency translation	89	143	(112)	120
Other	10	1	430	441
At December 31, 2015	3,202	1,779	8,525	13,506
Additions	606	1,736	—	2,342
Acquisition of a subsidiary	—	—	—	—
Disposals	(18)	(212)	—	(230)
Transfer between accounts	—	490	—	490
Currency translation	(2)	(26)	(923)	(951)
Other	—	2	(6)	(4)
At December 31, 2016	3,788	3,769	7,596	15,153
Additions	749	3,718	—	4,467
Acquisition of a subsidiary	115	242	18,658	19,015
Disposals	(159)	(143)	—	(302)
Transfer between accounts	—	(98)	—	(98)
Currency translation	—	(5)	(183)	(188)
Other	4	155	(251)	(92)
At December 31, 2017	4,497	7,638	25,820	37,955

Notes to the consolidated financial statements (continued)

in 000€	Patents & licenses	Software	Acquired customers, technology and backlogs	Total
Amortization
At January 1, 2015	(996)	(661)	(569)	(2,226)
Additions	(465)	(269)	(851)	(1,585)
Disposals	—	5	—	5
Transfer between accounts	—	—	—	—
Currency translation	—	—	—	—
Other	(10)	(33)	—	(43)
At December 31, 2015	(1,471)	(958)	(1,420)	(3,849)
Additions	(576)	(559)	(819)	(1,954)
Disposals	3	239	—	242
Transfer between accounts	—	—	—	—
Currency translation	2	26	144	172
Other	—	1	—	1
At December 31, 2016	(2,042)	(1,251)	(2,095)	(5,388)
Additions	(609)	(1,634)	(1,758)	(4,001)
Disposals	2	77	—	79
Transfer between accounts	—	98	—	98
Currency translation	—	4	45	49
Other	(117)	(279)	250	(146)
At December 31, 2017	(2,766)	(2,985)	(3,558)	(9,309)
Net carrying value
At 31 December 2017	1,731	4,653	22,262	28,646
At 31 December 2016	1,746	2,518	5,501	9,765
At 31 December 2015	1,731	821	7,105	9,657
At 1 January 2015	1,346	306	6,075	7,727

Patent & licenses include only the direct attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use only except for software development on certain application interfaces that were almost fully funded by a third party. The software development capitalized, after deduction of the funding, amounts to K€86 per end of 2017 (2016: K€39, 2015: €0). The remaining amortization period is 1.9 years for the main software purchases and 2.7 years for the main patents and licenses.

The ‘Acquired customers and technology’ have been recognized as part of the acquisition of ACTech, E-Prototypy, OrthoView,and Cenat (see Note 4).

At December 31, 2017, the remaining amortization period for the acquired customers is 21.73 years for ACTech, 6.75 years for OrthoView, 1.00 years for E-Prototypy and 7.25 years for Cenat (2016: 7.75 years for OrthoView, 2.00 years for E-Prototypy and 8.25years for Cenat). At December 31, 2017, the remaining amortization period for the acquired technology of ACTech, Orthoview and Cenat are 6.75 years, 2.75 years and 7.25 years respectively.

The total amortization charge for 2017 is K€4,001(2016: K€1,954; 2015: K€1,585) which is included in lines cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses of the consolidated income statement.

Notes to the consolidated financial statements (continued)

7 Property, plant & equipment

The changes in the carrying value of the property, plant and equipment can be presented as follows for the year 2017 and 2016:

in 000€	Land & buildings	Plant & equipment	Leased assets	Construction in progress	Total
Acquisition value
At January 1, 2016	19,719	33,408	8,933	2,114	64,174
Additions	8	4,916	2,483	7,899	15,306
Acquired from business combinations	—	—	—	—	—
Disposals	(2)	(2,266)	(699)	(6)	(2,973)
Transfers	3	4,180	540	(5,330)	(607)
Currency Translation	69	—	(20)	(25)	24
Other	—	(39)	4	—	(35)
At December 31, 2016	19,797	40,199	11,241	4,652	75,889
Additions	377	10,560	2,246	17,334	30,517
Acquired from business combinations	11,412	8,024	136	414	19,986
Disposals	(31)	(1,046)	(39)	218	(898)
Transfers	11,527	7,439	(425)	(18,914)	(373)
Currency Translation	(185)	(118)	5	88	(210)
Other	(663)	(235)	1,139	(38)	203
At December 31, 2017	42,234	64,823	14,303	3,754	125,114
Depreciation
At January 1, 2016	(4,369)	(18,927)	(2,478)	—	(25,774)
Depreciation charge for the year	(709)	(4,048)	(1,663)	—	(6,420)
Disposals	2	541	669	—	1,212
Transfers	—	117	—	—	117
Currency Translation	(17)	6	2	—	(9)
Other	—	48	—	—	48
At December 31, 2016	(5,093)	(22,263)	(3,470)	—	(30,826)
Depreciation charge for the year	(858)	(5,444)	(2,327)	—	(8,629)
Disposals	15	842	18	—	875
Transfers	521	(444)	296	—	373
Currency Translation	31	166	(1)	—	196
Other	853	64	(1,139)	—	(222)
At December 31, 2017	(4,531)	(27,079)	(6,623)	—	(38,233)
Net book value
At December 31, 2017	37,703	37,744	7,680	3,754	86,881
At December 31, 2016	14,704	17,936	7,771	4,652	45,063
At January 1, 2016	15,350	14,481	6,455	2,114	38,400

Notes to the consolidated financial statements (continued)

The changes in the carrying value of the property, plant and equipment can be presented as follows for the year 2015:

in 000€	Land & buildings	Plant & equipment	Leased assets	Construction in progress	Total
Acquisition value
At January 1, 2015	13,268	30,139	7,116	999	51,522
Additions	4,333	4,693	1,200	2,610	12,836
Acquired from business combinations	5	29	306	—	340
Disposals	—	(680)	(325)	—	(1,005)
Transfers	1,824	(1,106)	645	(1,484)	(121)
Currency Translation	289	320	(9)	(11)	589
Other	—	13	—	—	13
At December 31, 2015	19,719	33,408	8,933	2,114	64,174
Depreciation
At January 1, 2015	(2,451)	(16,354)	(2,505)	—	(21,310)
Depreciation charge for the year	(582)	(3,183)	(1,357)	—	(5,122)
Disposals	—	686	44	—	730
Transfers	(1,281)	(12)	1,293	—	—
Currency Translation	(55)	(51)	(1)	—	(107)
Other	—	(13)	48	—	35
At December 31, 2015	(4,369)	(18,927)	(2,478)	—	(25,774)
Net book value
At December 31, 2015	15,350	14,481	6,455	2,114	38,400
At January 1, 2015	10,817	13,785	4,611	999	30,212

Notes to the consolidated financial statements (continued)

The investments in property, plant & equipment in 2017 amounted to K€30,517 (2016: K€15,306; 2015: K€12,836) and mainly related to the building constructions in Leuven and Poland (K€12,762), the investment into new machines and installations in Belgium, Poland and Germany (acquired and leased – K€11,947) and the investment in leased motor vehicles (K€1,444). The investments in 2016 related to the building constructions in Leuven and Poland (K€6,098), the investment into new machines and installations (acquired and leased – K€8,254) and the investment in computer equipment (K€890). The investments in 2015 related to the acquisition of land in Leuven (K€2,026) and in Poland (K€1,283) and the investment into new machines and installations (acquired and leased – K€7,298).

Through the acquisition of ACTech property, plant & equipment was acquired for a total amount of K€19,986, of which K€11,412 related to land and buildings and K€8,024 related to machines and installations.

The Group realized a net loss on disposal of property, plant and equipment of K€25 in 2017 (2016: a net gain of K€149; 2015: a net gain of K€73).

No impairment of property, plant and equipment was recorded.

Land and buildings

The carrying value of land included in land and buildings at December 31, 2017 included K€0 of assets under construction (2016: K€0; 2015: K€0).

Finance leases

The carrying value of finance leases at December 31, 2017 was K€7,680 (2016: K€7,771; 2015: K€6,455). Finance leases are included in the column leased assets and mainly relate to 3D printing machines with a carrying value of K€6,613 at December 31, 2017 (2016: K€7,771; 2015: K€6,455) and for which depreciation of K€1,864 was recorded in 2017 (2016: K€1,663; 2015: K€1,357). New finance leases in 2017 amount to K€2,246 of which K€1,596 relate to leased motor vehicles (2016:K€2,757; 2015:K€3,808).

Assets under construction

Per end of 2017 the assets under construction mainly relate to machinery and installations in Belgium, Poland and Germany. In 2016 the assets under construction mainly included the building of the new production and office facility in Belgium and Poland (K€6,098) as well as the construction and upgrade of 3D printing machines, transferred to land & buildings and plant & equipment respectively in 2017. In 2015 the assets under construction were mainly the construction and upgrade of 3D printing machines that are being built by the Group.

Borrowing costs

In 2017 borrowing costs have been capitalized for an amount of K€87. No borrowing costs were capitalized during any of the years ended December 31, 2016 and 2015.

Pledges

Land and buildings (including buildings under construction) with a carrying amount of K€28,526 (2016: K€12,594; 2015: K€7,479) are subject to pledges to secure several of the Group’s bank loans. In addition pledges have been given on current and other fixed assets with a total carrying amount of K€13,340 (2016: €0; 2015: €0) (Note 24).

Notes to the consolidated financial statements (continued)

8 Investments in joint ventures

The Group has one investment in the joint venture RSprint NV (Belgium).

The summarized financial information of RSprint NV can be presented as follows:

in 000€	2017	2016	2015
(Share in the) joint venture’s statement of financial position°
Current assets	1,468	1,643	2,128
Non-current assets	134	186	178
Goodwill	—	—	—
Current liabilities	(1,525)	(1,118)	(387)
Non-current liabilities	(15)	—	—
Shareholders’ deficit	(62)	(711)	(1,919)
(Share in the) joint venture income and expenses (loss)°
Revenue	864	684	213
Profit (loss) *	(649)	(1,208)	(1,180)

*	there are no discontinued operations

Total current assets include cash and cash equivalents for a total amount of K€128 per December 31, 2017 (2016: K€86; 2015: K€517). Profit (loss) include total deprecations and amortization for a total amount of K€50 in 2017 (2016: K€34; 2015: K€8).

The movement of the carrying value of the joint venture is as follows:

in 000€
Carrying value per December 31, 2015	1,018
Additional investment	—
Share in loss	(1,018)
Carrying value per December 31, 2016	—
Additional investment	500
Share in loss	(469)
Carrying value per December 31, 2017	31

Notes to the consolidated financial statements (continued)

9 Inventories and contracts in progress

Inventories include the following:

	For the year ended December 31
in 000€	2017	2016	2015
Raw materials	4,970	4,297	3,390
Work in progress	3,944	1,538	720
Finished goods	1,414	880	555
Contracts in progress	1,266	1,155	722
Total inventories and contracts in progress	11,594	7,870	5,387

The amount of the inventory written-off as an expense is K€48 (2016: K€98; 2015: K€88).

The group has contracts in progress and advances from customers. The total costs incurred is K€973 and the profit recognized is K€293 as per December 31, 2017. There are no advances received from customers or retentions outstanding. In 2016 and 2015 the contracts in progress were presented under the heading of work in progress (2016: K€1,155; 2015: K€722).

10 Other assets

Other non-current assets

Other non-current assets include the following:

	For the year ended December 31
in 000€	2017	2016	2015
Tax credits	2,446	1,766	—
Guarantees and deposits	362	342	320
Non-current receivable on joint venture	804	—	—
Other	55	46	36
Total non-current assets	3,667	2,154	356

The non-current tax credits relate to tax credits that will be realized over more than one year. In 2015, all tax credits were presented as current based on the assessment of the realization at that time.

Other current assets

Other current assets include the following:

	For the year ended December 31
in 000€	2017	2016	2015
Deferred charges	2,021	1,483	1,442
Tax credits	219	176	1,285
Accrued income	524	666	254
Other tax receivables	2,910	604	958
Other non-trade receivables	3,538	1,552	1,054
Total current assets	9,212	4,481	4,993

The other tax receivables include Value Added Tax (VAT) receivables. The non-trade receivables for the year ending December 31, 2017 include the indemnification asset for the amount of K€2,048 as referred to in Note 4 Business Combinations related to ACTech. Also please note that a receivable related to factoring was accounted for under the non-trade receivables in the years ending December 31, 2016 and 2015 (2016: K€541; 2015: K€162). In the year ending December 31, 2017 this receivable related to factoring has been recorded under the trade receivables for the amount of K€646.

Notes to the consolidated financial statements (continued)

11 Trade receivables

The trade receivables include the following:

	For the year ended December 31
in 000€	2017	2016	2015
Trade receivables	36,572	27,990	23,348
Amortization receivables	(990)	(511)	(505)
Total	35,582	27,479	22,843

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As at December 31, 2017, trade receivables of an initial value of K€990 (2016: K€511; 2015: K€505) were impaired and fully provided for. Impairment is calculated on an individual basis and is accounted for under the other operating expenses. See below for changes in the impairment of receivables.

in 000€
At January 1, 2015	(290)
Addition	(424)
Usage	39
Reversal	170
At December 31, 2015	(505)
At January 1, 2016	(505)
Addition	(266)
Usage	190
Reversal	70
At December 31, 2016	(511)
At January 1, 2017	(511)
Addition	(620)
Usage	12
Reversal	129
At December 31, 2017	(990)

Notes to the consolidated financial statements (continued)

12 Cash and cash equivalents

Cash and cash equivalents include the following:

	For the year ended December 31
in 000€	2017	2016	2015
Cash at bank	33,611	45,645	41,701
Cash equivalents	9,564	10,267	9,025
Total	43,175	55,912	50,726

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

In connection with the exercise of warrants payments have been received from employees for a total amount of K€209. In line with regulations the amount of K€209 is posted on a restricted bank account per December 31, 2017. There were no restrictions on cash during 2016 or 2015.

Notes to the consolidated financial statements (continued)

13 Equity

Share capital

The share capital of the parent company Materialise NV consists of 47,325,438 ordinary nominative shares at December 31, 2017 (2016: 47,325,438; 2015: 47,325,438) with no nominal but par value of €0.058 in 2017 (2016: €0.058; 2015: €0.058) for a total amount of K€2,729 at December 31, 2017 (2016: K€2,729; 2015: K€2,729).

in 000€, except share data	Total number of founder shares	Total number of ordinary shares	Total share- holders’ capital	Total share- premium
Outstanding at January 1, 2015	—	47,147,256	2,788	76,650
Transfer share capital to share premium	—	—	(69)	69
Capital increase in cash	—	80,182	5	575
Capital increase via exercise warrants on 31/10/2014	—	98,000	5	90
Equity settled share-based payments expense	—	—	—	714
Outstanding on December 31, 2015	—	47,325,438	2,729	78,098
Outstanding at January 1, 2016	—	47,325,438	2,729	78,098
Transfer share capital to share premium	—	—	—	—
Capital increase in cash	—	—	—	—
Capital increase via exercise of warrants	—	—	—	—
Equity settled share-based payments expense	—	—	—	921
Outstanding on December 1, 2016	—	47,325,438	2,729	79,019
Outstanding at January 1, 2017	—	47,325,438	2,729	79,019
Transfer share capital to share premium	—	—	—	—
Capital increase in cash	—	—	—	—
Capital increase via exercise of warrants	—	—	—	—
Equity settled share-based payments expense	—	—	—	820
Outstanding on December 31, 2017	—	47,325,438	2,729	79,839

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

The shareholders’ capital increased by K€5 in 2015 as a result of the exercise of warrants outstanding and fully vested. The number of new shares issued was 98,000 at a price of €0.98 per share.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

Notes to the consolidated financial statements (continued)

The carrying value of the share premium is K€79,839 at December 31, 2017 (2016: K€79,019; 2015: K€78,098). The change in 2017 is the result of the share-based payment expense of K€820.

The change in 2016 is the result of the share-based payment expense of K€921. The change in 2015 is the result of (i) the transfer of K€69 from share capital; (ii) the portion of the capital increase in cash of K€575; (iii) the portion of the capital increase due to the exercise of warrants of K€90 and (iv) the result of the share-based payment expense of K€714.

Reserves

The nature and purpose of the reserves is as follows:

	For the year ended December 31
in 000€	2017	2016	2015
Legal reserve	279	279	226
(Accumulated deficit)/retained earnings	(3,529)	(1,882)	1,181
Reserves	(3,250)	(1,603)	1,407

The legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2017, 2016 and 2015.

Non-controlling interest

The non-controlling interest is zero per end of 2017, 2016 and 2015.

No non-controlling interest is recognized for the 16.67% held by a third party in RapidFit+ as the amount was reclassified to a financial liability.

Notes to the consolidated financial statements (continued)

Mobelife

On March 5, 2015 the Group acquired all non-controlling interests in the subsidiary Mobelife for a total cash consideration of K€1,377. The acquisition was accounted for as an equity transaction resulting in a K€1,562 loss recognized in the reserves attributable to the owners of the parent.

Rapidfit+

The Group has purchased a call option and written a put-option on the non-controlling interest in Rapidfit+. The call option is accounted for in accordance with IAS 39 and has an exercise price which is calculated according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. Based on our analysis the call option remains out of the money and as such the fair value is estimated at zero at December 31, 2017. The call option is exercisable between 2015 and 2019.

The written put option has been recognized as a financial liability and measured at the fair value of the redemption amount and amounts to K€788 at 31 December 2017 (2016: K€735; 2015 K€673). The undiscounted estimated redemption amount totals K€875 at December 31, 2017 (2016: K€875; 2015: K€875). The redemption price has an exercise price according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. The initial recognition resulted in a reclassification of K€264 from non-controlling interest and K€64 from consolidated reserves. The parameter “invested capital” of the contractual formula has been adjusted in December 2014 to reflect the impact of the capital increase and the exercise period has been extended with one year. As a result, the estimated redemption amount of the written put option has increased by K€273 which has been recorded in diminution of the consolidated reserves. The written put option is exercisable between 2017 and 2021.

In addition, Rapidfit+ has issued 10 dilution warrants to the non-controlling interest which are exercisable upon occurrence of certain specified events. The fair value of the dilution warrants is zero per end of 2017 (2016: K€0; 2015: K€0).

Notes to the consolidated financial statements (continued)

14 Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2017	2016	2015
Outstanding at January 1	1,681,000	1,401,852	1,579,955
Granted	—	350,000	18,180
Forfeited / Cancelled	(119,784)	(70,852)	(98,283)
Exercised	(102,856)	—	(98,000)
Outstanding at December 31	1,458,360	1,681,000	1,401,852
Exercisable at December 31	—	—	—

The Group’s share-based payment plans are all equity-settled except for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled.

The number of outstanding warrants has been adjusted to reflect the 1-to-4 stock split decided in June 2014. The 2013 warrant plan gives right to 4 shares for each warrant, whereas under all other warrant plans one warrant gives right to one share. For presentation purposes the tables reflect the number of shares the warrants give right to across all plans.

In the course of October and November 2017 payments were done by employees in connection with the exercise of 25,714 warrants, representing 102,856 shares (2013 warrant plan). The payments have been received on a restricted bank account of the Company. The notary deed required for the capital increase in connection with this exercise has passed before the notary in the course of March 2018.

Equity-settled share-based payment plans

The Group has several plans in place (2013 warrant plan, IPO warrant plan and 2015 warrant plan) which have similar terms except for the exercise price, except for the 2015 warrant plan.

2013 warrant plan

Each warrant gives the right to the holder to four ordinary shares of the parent Company. The warrants have a contractual term of 10 years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a contractual term of 10 years.

The Group granted in October 2013 and December 2013 under the 2013 warrant plan 323,096 warrants to senior management, directors and certain employees with an exercise price ranging from €7.86 to €8.54. A total of 166,800 warrants were additionally granted to senior management and directors in January 2014.

Notes to the consolidated financial statements (continued)

The status of the 2013 warrant plan at December 31 is as follows:

	2017	2016	2015
Outstanding at January 1	435,096	439,896	555,896
Granted	—	—	—
Forfeited / Cancelled	(11,600)	(4,800)	(18,000)
Exercised	(102,856)	—	(98,000)
Outstanding at December 31	320,640	435,096	439,896
Exercisable at December 31	—	—	—

With respect to the warrants exercised, we refer to our comments above. Since the 2013 warrant plan prescribes that each warrant gives right to 4 shares and our table above presents the impact on the number of shares, the actual remaining number of warrants as per December 31, 2017 equals 83,060.

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

The status of the IPO warrant plan at 31 December is as follows:

	2017	2016	2015
Outstanding at January 1	727,599	772,859	828,342
Granted	—	—	18,180
Forfeited / Cancelled	(56,096)	(45,260)	(73,663)
Exercised	—	—	—
Outstanding at December 31	671,503	727,599	772,859
Exercisable at December 31	—	—	—

Warrant plan 2015

The Board of Directors decided on December 18, 2015 on a new plan (“2015 warrant plan”) by which it can grant up to 1,400,000 warrants to employees. Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants vest for 10% on the second anniversary of the granting; 20% on the third anniversary of the granting; 30% on the fourth anniversary of the granting and 40% on the fifth anniversary of the granting, unless otherwise decided by the board of directors or one or more of its representatives granted powers thereto. Warrants are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the parent Company of the second and fourth quarter, or (ii) if no quarterly results are published, during the month March and the month September of every year. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a term of 10 years.

Notes to the consolidated financial statements (continued)

The Group granted 350,000 warrants in September 2016 to the employees of the Group with an exercise price of €6.45.

The status of the 2015 warrant plan at 31 December is as follows:

2017
Outstanding at January 1	350,000
Granted	—
Forfeited / Cancelled	(21,000)
Exercised	—
Outstanding at December 31	329,000
Exercisable at December 31	—

Fair value

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table provides the input to the Black-Scholes model for the 2013 warrant plan, IPO warrant plan and 2015 warrant plan:

	Plan 2015 (sept 16)	IPO 2015 (Nov)	IPO 2014 (Nov)	IPO 2014 (June)	2013 (Dec) *	2013 (Oct) *
Return dividend	0%	0%	0%	0%	0%	0%
Expected volatility	47%	47%	50%	46%	50%	53%
Risk-free interest rate	0.24%	1.17%	1.12%	1.70%	2.56%	2.43%
Expected life	4.30	5.50	5.50	5.50	5.50	5.50
Exercise price (in €)	6.45	8.81	8.81	8.81	8.54	7.86
Stock price (in €)	6.42	8.08	8.67	8.81	18.09	18.09
Fair value SAR (in €)	2.41	3.30	3.94	3.83	12.23	12.77

(*)	Exercise price, stock price and fair value are not adjusted for the 1 to 4 stock-split completed in June 2014.

The above input for the Black-Scholes model have been determined based on the following:

•	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception.

•	Expected volatility is estimated based on the average annualized volatility of the volatility of the Group’s stock (until September 2016: of a number of quoted peers in the 3D printing industry and the volatility of the Group’s stock);

•	Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

•	Estimated life of the warrant is determined to be until the first exercise period which is typically the month after vesting;

•	Fair value of the shares is determined based on the share price of the Group on Nasdaq at the date of valuation. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number of quoted peers in the 3D printing industry.

Notes to the consolidated financial statements (continued)

The expense arising from share-based payment transactions for the warrants plans mentioned above was K€819 in 2017 (2016: K€921; 2015: K€714).

The weighted average remaining estimated life of the warrants outstanding as of December 31, 2017 is 6.92 years (2016: 4.38 years; 2015: 5.50 years). The weighted average fair value for the warrants outstanding at the end of 2017 was €5.60 (2016: €6.01; 2015: €3.54). The weighted average exercise price for the warrants outstanding at the end of 2017 was €8.05 (2016: €8.06; 2015: €8.81).

Cash-settled share-based payment plans

The Group has issued 215,688 stock appreciation rights (“SAR”) in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash. The exercise price of the SAR is €8.81.

The status of this plan is as follows:

	2017	2016	2015
Outstanding at January 1	168,305	189,097	195,717
Granted	—	—	—
Forfeited / Cancelled	(31,088)	(20,792)	(6,620)
Exercised	—	—	—
Outstanding at December 31	137,217	168,305	189,097
Exercisable at December 31	—	—	—

The SAR plan grants the bearer the right to a cash payment equal to the difference between the exercise price and the stock price at the exercise date. This plan is considered a cash settled shared based payment and is as such recorded as liability (see Note 16).

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

The following table lists the input used for the Black-Scholes model:

	2017	2016	2015
Return dividend	0%	0%	0%
Expected volatility	49%	50%	47%
Risk-free interest rate	0.73%	0.55%	0.98%
Expected life	2.25	3.25	4.25
Exercise price (in €)	8.81	8.81	8.81
Stock price (in €)	10.61	7.30	6.48
Fair value SAR (in €)	3.85	2.17	1.87

The expense arising from share-based payment transactions for the SAR’s plan was K€204 in 2017 (2016: K€46; 2015: K€43). The carrying value of the liability at December 31, 2017 amounts to K€351 (2016: K€147; 2015: K€101). The total intrinsic value of the liability for warrants currently exercisable was K€0 at December 31, 2017, 2016 and 2015.

Notes to the consolidated financial statements (continued)

Share-based payment plans of Rapidfit+

The subsidiary Rapidfit+ has issued a warrant plan on August 23, 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.92. In January 2014, a total of 199 warrants were granted and accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2017	2016	2015
Outstanding at January 1	199	199	199
Granted	—	—	—
Forfeited / Cancelled	—	—	—
Exercised	—	—	—
Outstanding at December 31	199	199	199
Exercisable at December 31	—	—	—

The following table lists the input to the Black-Scholes model for the RapidFit+ warrant plan:

2014
Return dividend	0%
Expected volatility	50%
Risk-free interest rate	2.29%
Expected life	5.5
Exercise price	€553.92
Fair value option	€262.70

The expense arising from share-based payment transactions for Rapidfit+ warrant plan was K€10 in 2017 (2016: K€10; 2015: K€10).

Notes to the consolidated financial statements (continued)

15 Loans and borrowings

The loans and borrowings include the following:

	As of December 31
in 000€	2017	2016	2015
K€ 28,000 acquisition bank loan	27,513	—	—
K€ 18,000 secured bank loans (construction Belgium/Poland)	17,575	6,404	—
K€ 11,250 bank loans ACTech	9,247	—	—
K€ 8,750 other facility loans	4,982	5,411	5,952
Bank investment loans—top 20 outstanding	21,441	9,467	4,892
Bank investment loans—other	2,289	2,927	2,195
Financial lease agreements	9,164	7,395	5,904
Institutional loan	1,105	936	856
Convertible loan	1,000	1,000	1,000
Related party loan	241	266	290
Total loans & borrowings	94,557	33,806	21,089
current	12,769	5,539	4,482
non-current	81,788	28,267	16,607

K€ 28,000 Acquisition loan (balance K€ 27,513 per December 31, 2017)

This bank loan has been concluded in October 2017 to finance the acquisition of ACTech. The loan includes a portion of K€ 18,000, monthly reimbursable during 7 years, and a bullet portion of K€ 10,000, reimbursable at once in October 2024. The interest rate is fixed for the duration of the loan, and amounts to 1.1% on average for both portions. The bank loans are secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants.

K€ 18,000 secured bank loans

The K€ 18,000 loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to K€12,000 (drawn per end 2017: K€ 11,575; per end 2016: K€ 4,050), and with reimbursements only starting in December 2022. The agreement for the Polish facility financing amounts to K€6,000 (fully drawn per end 2017; per end 2016: K€ 2,354), and with reimbursements only starting in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

K€ 11,250 bank loans

These 3 bank loans have been agreed by the ACTech Group to refinance a vendor loan. On December 31,2017, the outstanding balances amounted to K€ 9,247 (K€ 7,496 maturing June 2023, and K€ 1,750 maturing June 2021). The 3 loans bear variable and fixed interest rates, on average amounting to 3%. The bank loans are secured with a mortgage on the ACTech facilities, business pledges on fixed assets, cash, accounts receivable, a negative pledge on ACTech’s shares, and with financial covenants. These loans have been refinanced entirely in March 2018 for K€ 9,300, with adjusted maturity to May 2025 and first reimbursements in August 2020. The interest rate has been fixed at approximately 1.6%, and pledges have been reduced to a K€ 4,650 mortgage on ACTech’s facilities, besides a guarantee of Materialise NV.

K€ 8,750 - Other facility loans

Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (K€2,000, K€ 300 and K€5,000 respectively) and another loan for the Czech Republic offices in 2008 (k€ 1,750). The balance of the four loans amounts to K€ 4,981 per December 31, 2017. All loans have a repayment schedule of 15 years and interest rates are fixed between 4.3% and 5.4% for the four loans.

Notes to the consolidated financial statements (continued)

Miscellaneous investment loans

The 20 largest of these loans outstanding per December 31, 2017 amount to a balance of K€ 21,441. They have been agreed in 2017, 2016 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over 7 years, and are at fixed interest rates with weighted average below 1%.

Finance lease obligations with third parties

The Group has several finance lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. Per December 31, 2017 the balance of these financial lease agreements amounts to K€9,164, and are mostly at fixed interest rates with weighted average below 2%.

K€1,142 institutional loan

This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of K€2,000. Per December 31, 2017 K€1,105 has been drawn. The loan is repayable over a 4 year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter.

K€1,000 convertible bond with related party

We issued, on October 28, 2013, 1,000 convertible bonds with a related party for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management.

The conditions of the convertible bond can be summarized as follows:

•	Number of convertible bonds: 1,000

•	Nominal value per bond: €1.000

•	Contractual life: 7 years

•	Interest: 3.7% per year

•	Conversion period: from January 1, 2017 until maturity

•	Convertion price: €1.97 per share

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

Finance lease obligations with related parties

In October 2001, we entered into a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease had a term of 15 years and included a purchase option for the land and the building. We determined that this lease was a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that we would exercise our purchase option. The amounts outstanding as of December 31, 2017 is K€0 (2016: K€74; 2015: K€72). The interest expense for the year 2017 is K€0 (2016: K€4; 2015: K€5). The term of the lease expired on September 20, 2016 and we exercised a purchase option in respect of the land and building. The notary deed transferring the land and building was completed in the course of 2017.

Related party loan

Ailanthus NV has granted us one other loan at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amounts outstanding as of December 31, 2017 is K€241 (2016: K€266; 2015: K€290). The interest expense for the year ended December 31, 2017 is K€11(2016: K€12; 2015: K€13).

Changes of liabilities for financing activities:

The following table presents the changes of the liabilities for financing activities:

Notes to the consolidated financial statements (continued)

	For the year ended December 31
(in thousands of euros)	2017	2016	2015
Balance as per January 1,	33,806	21,089	17,347
Proceeds from loans & borrowings	54,319	14,669	5,672
Repayment of loans & borrowings	(11,904)	(2,796)	(4,711)
New finance leases	2,906	2,483	3,808
Repayment of finance leases	(2,947)	(1,898)	(1,546)
Loans acquired from business combination	18,205	—	303
Net foreign exchange movements	172	259	216
Balance as per December 31,	94,557	33,806	21,089

Notes to the consolidated financial statements (continued)

16	Other non-current liabilities

The other non-current liabilities consist of the following:

	For the year ended December 31
in 000€	2017	2016	2015
Written-put option Rapidfit+	788	735	673
Contingent consideration	648	909	1,310
Advances received on contracts	—	—	81
Provisions	109	69	53
Other	359	160	127
Total	1,904	1,873	2,244

We refer to Note 13 for a description of the written-put options Rapidfit+.

The contingent consideration of K€648 at December 31, 2017 (2016: K€909; 2015: K€1,310) relates to the business combination of CENAT. In connection with the CENAT business an amount of K€257 is already payable to the former shareholers within one year. We refer to Note 19.

The other items in the above table include a liability of K€351 per December 31, 2017 related to the cash settled shared based payment plan as refered to in Note 14 (2016: K€147; 2015: K€101).

The impact of the accounting treatment of the Belgian contribution plans with a minimal guarantee is not material as only a limited number of people can benefit. No provisions have been recognized as of 31 December 2017, 2016 and 2015. As such, no further disclosures have been provided.

17	Tax payables

The tax payables amount to K€3,560 as per December 31, 2017 (2016: K€926; 2015: K€255) and is mainly related to the tax payable of the newly acquired ACTech entities (K€3,437). At ACTech a tax payable of K€1,497 relates to the calendar year 2017, whereas the remainder is related to pending tax controls over the previous years.

Notes to the consolidated financial statements (continued)

18	Deferred income

Deferred income consists of the following:

	For the year ended December 31
in 000€	2017	2016*	2015*
Deferred maintenance & license	18,723	16,799	13,136
Deferred (project) fees	3,765	4,134	2,738
Deferred government grants	1,343	419	703
Other	—	58	24
Total	23,831	21,410	16,601
of which current	18,791	17,822	14,696
non-current	5,040	3,588	1,905

*	The year 2015 has been restated to reflect the reclassification of the long-term deferred income. We refer to Note 2 for more information.

The deferred maintenance and license consist of maintenance fees paid up-front which are deferred and amortized over the maintenance period.

The deferred (project) fees consist of one-time and advance payments received which are deferred over the contractual period.

The deferred government grants relate to grants received from the government mainly in relation to the construction of the building at ACTech in Germany. The grants are recognized as income under “other operating income”.

Notes to the consolidated financial statements (continued)

19	Other current liabilities

Other current liabilities include the following:

	For the year ended December 31
in 000€	2017	2016	2015
Payroll-related liabilities	9,274	7,873	7,162
Non-income tax payables	2,063	694	913
Accrued charges	769	946	645
Advances received	870	581	338
Other current liabilities	520	53	154
Total	13,496	10,147	9,212

The other current liabilities as per December 31, 2017 include an amount of K€257 payable in connection with the CENAT business combination. See also Note 16.

Notes to the consolidated financial statements (continued)

20	Fair value

Financial assets

The carrying value and fair value of the financial assets for December 31, 2017, 2016 and 2015 can be presented as follows:

	Carrying value			Fair value
in 000€	2017	2016	2015	2017	2016	2015
Financial assets
Loans and receivables measured at amortized cost
Trade receivables (current)	35,582	27,479	22,843	35,582	27,479	22,843
Other financial assets (non-current)	1,221	388	356	1,221	388	356
Other current non-trade receivables	5,359	2,312	1,751	3,757	2,312	1,751
Cash & cash equivalents	43,175	55,912	50,726	43,175	55,912	50,726
Total loans and other receivables	83,517	86,091	75,676	83,735	86,091	75,676
Derivatives	218	—	—	218	—	—
Total finacial assets measured at fair value	218	—	—	218	—	—

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The fair value of the derivatives has been determined based on a markt-to-market analysis prepared by the bank based on observatable marketinputs (level 2 inputs);

•	Other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2017, 2016 and 2015

Financial liabilities:

The carrying value and fair value of the financial liabilities for December 31, 2017, 2016 and 2015 can be presented as follows:

	Carrying value			Fair value
in 000€	2017	2016	2015	2017	2016	2015
Financial liabilities measured at amortized cost
Loans & Borrowings	94,557	33,806	21,089	95,351	34,619	21,449
Trade payables	15,670	13,400	9,712	15,670	13,400	9,712
Other liabilities	1,741	794	1,345	1,741	794	1,345
Total financial liabilities measured at amortized cost	111,968	48,000	32,146	112,762	48,813	32,506
Financial liabilities measured at fair value
Contingent consideration	905	909	1,310	905	909	1,310
Written put option on NCI	788	735	673	788	735	673
Derivatives	8	—	—	8	—	—
Total financial liability measured at fair value	1,701	1,644	1,983	1,701	1,644	1,983
Total non-current	83,840	30,071	18,798	84,454	30,714	19,259
Total current	29,829	19,573	15,331	30,009	19,743	15,230

Notes to the consolidated financial statements (continued)

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

•	Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and their fair value is subject to changes in interest rates and individual creditworthiness. The interest-free loans have already been recognized initially at fair value based on a present value technique (level 2 inputs) and are subsequently measured at amortized cost. Their carrying value approximates their fair value;

•	The fair value of the derivatives has been determined based on a markt-to-market analysis prepared by the bank based on observatable marketinputs (level 2 inputs)

•	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs).

•	The fair value of the contingent consideration has been determined based on the latest long-term business plans of the Cenat business (level 3 inputs).

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group has no financial instruments carried at fair value in the statement of financial position on December 31, 2017, 2016 and 2015 except for the derivatives related to intrest rate and foreign currency swaps as included in the above tables, and a call option and written put option on non-controlling interest and the contingent consideration for the acquisition of Cenat:

•	The fair value of the written put option is determined based on the present value of the redemption amount and is considered level 3. The redemption amount is a formula (see Note 13) and is estimated on historical financial figures. The impact on the income statement is K€53 during 2017 (2016: K€50; 2015: K€35).

•	The fair value of the call option is estimated at zero as the call option is out of the money based on our analysis (see Note 13).

•	The fair value of the contingent consideration is estimated based on the current business plans of Cenat and is primarily dependent on achieving certain targets based on future hardware revenue and productions cost level. The fair value of this contingent consideration was initially estimated at K€1,310 (December 31, 2015). A fair value adjustment was recognized in 2017 bringing the fair value of the contingent consideration to K€905 per December 31, 2017 (see Note 4). A decrease (increase) of the future hardware revenue by an average of 10% assuming stable production cost, would result in a decrease (increase) of the fair value by K€22(K€21). Higher (lower) production costs by an average of 10% assuming stable hardware sales would result in a decrease (increase) of the fair value by K€2(K€2).

Notes to the consolidated financial statements (continued)

21	Segment information

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

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the year ended December 31, 2017
Revenues	35,770	42,841	63,712	142,323	250	142,573
Segment EBITDA	13,926	4,400	4,967	23,293	(9,797)	13,496
Segment EBITDA %	38.9%	10.3%	7.8%	16.4%		9.5%
For the year ended December 31, 2016
Revenues	30,122	37,910	46,406	114,438	39	114,477
Segment EBITDA	10,130	894	3,848	14,872	(6,391)	8,481
Segment EBITDA %	33.6%	2.4%	8.3%	13.0%		7.4%
For the year ended December 31, 2015
Revenues	25,798	34,856	41,381	102,035	—	102,035
Segment EBITDA	9,093	422	1,645	11,160	(8,239)	2,921
Segment EBITDA %	35.2%	1.2%	4.0%	10.9%		2.9%

Notes to the consolidated financial statements (continued)

The segment EBITDA is reconciled with the consolidated net profit (loss) for the year as follows:

	For the year ended 31 December,
in 000€	2017	2016	2015
Segment EBITDA	23,293	14,872	11,160
Depreciation, amortization and impairment	(12,631)	(8,374)	(6,810)
Corporate research and development	(2,017)	(1,673)	(2,955)
Corporate headquarter costs	(9,690)	(8,646)	(9,700)
Other operating income (expense)	1,910	3,928	4,416
Operating (loss) profit	865	107	(3,889)
Financial expenses	(4,728)	(2,437)	(2,470)
Financial income	3,210	2,039	3,511
Income taxes	(534)	(1,710)	389
Share in loss of joint venture	(469)	(1,018)	(401)
Net (loss) profit	(1,656)	(3,019)	(2,860)

Entity-wide disclosures

We refer to the Note 22.1 for the revenue by geographical area, based on location of the customer. The total revenue realized in the country of domicile (Belgium) in 2017 amounts to K€8,145 (2016: K€7,534; 2015: K€7,202).

The total non-current assets, other than financial instruments, deferred tax assets, by geographical area is as follows:

	For the year ended 31 December,
in 000€	2017	2016	2015
United States of America (USA)	3,880	4,697	5,032
Americas other than USA	29	35	13
Europe (without Belgium)	82,746	23,984	22,436
Belgium	46,576	34,074	30,315
Asia-Pacific	744	898	943
Total	133,975	63,688	58,739

The totals of the above table includes goodwill, intangible assets, property, plant & equipment and investments in joint ventures as disclosed in the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

22 Income and expenses

22.1 Revenue

Revenue by geographical area is presented as follows:

	For the year ended December 31
in 000€	2017	2016	2015
United States of America (USA)	32,926	29,267	29,400
Americas other than USA	2,194	1,537	1,590
Europe & Africa	87,940	67,883	58,939
Asia-Pacific	19,513	15,790	12,106
Total	142,573	114,477	102,035

The Group has no customers with individual sales larger than 10% of the total revenue in 2017 (2016: none; 2015: none).

The revenue by category is presented as follows:

	For the year ended December 31
in 000€	2017	2016	2015
Software revenue (non-medical)	35,770	30,122	25,798
Software revenue (medical)	15,619	13,404	11,927
Medical devices and services	27,222	24,506	22,929
Prototyping	28,423	27,568	26,630
End parts production	25,324	18,838	14,751
Complex metal parts production (ACTech)	9,965	—	—
Other	250	39	—
Total	142,573	114,477	102,035

22.2 Cost of sales

Cost of sales include the following selected information:

	For the year ended December 31
in 000€	2017	2016	2015
Purchase of goods and services	(33,978)	(25,374)	(25,203)
Amortization and depreciation	(7,897)	(5,007)	(3,173)
Payroll expenses	(20,806)	(16,161)	(14,524)
Other expenses	(106)	(164)	(63)
Total	(62,787)	(46,706)	(42,963)

Notes to the consolidated financial statements (continued)

22.3 Research and development expenses

Research and development expenses include the following selected information:

in 000€	2017	2016	2015
Purchase of goods and services	(3,140)	(3,177)	(2,176)
Amortization and depreciation	(686)	(478)	(1,047)
Payroll expenses	(16,054)	(13,985)	(14,874)
Other	(79)	(42)	(89)
Total	(19,959)	(17,682)	(18,186)

22.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	For the year ended December 31
in 000€	2017	2016	2015
Purchase of goods and services	(8,035)	(7,450)	(8,330)
Amortization and depreciation	(679)	(563)	(1,108)
Payroll expenses	(30,175)	(27,828)	(26,655)
Other	(220)	(312)	(739)
Total	(39,109)	(36,153)	(36,832)

22.5 General and administrative expenses

General and administrative expenses include the following selected information:

	For the year ended December 31
in 000€	2017	2016	2015
Purchase of goods and services	(7,053)	(5,488)	(3,774)
Amortization and depreciation	(3,369)	(2,326)	(1,482)
Payroll expenses	(14,858)	(11,895)	(9,270)
Other	(204)	(332)	(519)
Total	(25,484)	(20,041)	(15,045)

22.6 Net other operating income/(expense)

The net other operating income/(expense) can be detailed as follows:

	For the year ended December 31
in 000€	2017	2016	2015
Government grants	4,368	4,181	4,788
Capitalized expenses (asset construction)	123	12	693
Net foreign currency exchange gains / (losses)	(235)	452	361
Tax Credits	899	741	588
Other	476	826	672
Total	5,631	6,212	7,102

Notes to the consolidated financial statements (continued)

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs and reduced payroll taxes.

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them.

Notes to the consolidated financial statements (continued)

22.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2017, 2016 and 2015:

	For the year ended December 31
in 000€	2017	2016	2015
Short-term employee benefits	(60,195)	(50,714)	(48,372)
Social security expenses	(11,200)	(10,136)	(9,076)
Expenses defined contribution plans	(926)	(388)	(758)
Other employee expenses	(9,572)	(8,631)	(7,117)
Total	(81,893)	(69,869)	(65,323)
Total registered employees at the end of the period	1,862	1,432	1,304

22.8 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31
in 000€	2017	2016	2015
Interest expense	(1,026)	(665)	(615)
Foreign currency losses	(3,131)	(1,453)	(1,568)
Other financial expenses	(571)	(319)	(287)
Total	(4,728)	(2,437)	(2,470)

22.9 Financial income

Financial income includes the following selected information:

	For the year ended December 31
in 000€	2017	2016	2015
Foreign currency exchange gains	2,830	1,853	3,098
Amortization discount interest free loans	6	14	40
Other finance income	374	172	373
Total	3,210	2,039	3,511

Notes to the consolidated financial statements (continued)

22.10 Income taxes and deferred taxes

Current income tax

The following table shows the breakdown of the tax expense for 2017, 2016 and 2015:

	For the year ended December 31
in 000€	2017	2016	2015
Estimated tax liability for the period	(1,530)	(1,698)	(373)
Tax adjustments to the previous period	412	—	—
Deferred income taxes	584	(12)	762
Total income taxes	(534)	(1,710)	389

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liability and the deferred tax expense for 2017, 2016 and 2015:

	Asset/(liability)			Income/(expense)
in 000€	2017	2016	2015	2017	2016	2015
Tax losses, notional interest deduction and other tax benefits	—	109	906	—	—	—
Amortization development assets and other intangible assets	304	227	186	—	—	—
Deferred revenue	—	—	—	—	—	—
Depreciation property, plant & equipment	—	—	—	—	—	—
Borrowing cost	—	—	—	—	—	—
Financial leasings	—	—	—	—	—	—
Inventory	—	—	—	—	—	—
Other non-current assets	—	—	—	—	—	—
Total deferred tax assets	304	336	1,092	(32)	(756)	860
Property, plant & equipment	(698)	(452)	(363)	—	—	—
Intangible assets	(6,247)	(873)	(1,705)	—	—	—
Tax losses, notional interest deduction and other tax benefits	—	—	—	—	—	—
Other items	(61)	—	—	—	—	—
Total deferred tax liabilities	(7,006)	(1,325)	(2,068)	616	744	(98)
Total deferred tax income (loss)	—	—	—	584	(12)	762

The Group has unused tax losses, tax credits and notional interest deduction available in an amount of K€11,948 for 2017 (2016: K€9,451; 2015: K€12,231) of which K€4,581 for 2017 (2016: K€1,570; 2015: K€2,009) relating to Materialise NV. A total of K€315 in 2017 (2016: K€315; 2015: K€402) relates to unused notional interest deduction with an expiration date of December 31, 2018.

Notes to the consolidated financial statements (continued)

With respect to the net operating losses of Materialise NV, no deferred tax assets have been recognized given that it in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainly to which extent these tax losses will be used in future years. As from 1 July 2016, the new Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on its analysis in 2017 the Company has assessed that no deferred tax asset should be accounted for with respect to its unused tax losses in Belgium.

With respect to the net tax losses of the other entities in the Group, no deferred taxes have been recognized in 2017 (2016: K€109; 2015: K€906), given that it is unclear whether there will be a positive taxable base in the near future for the other entities with fiscal losses. The deferred tax liability of K€7,006 in the year ending December 31, 2017 mainly relates to the intangibles that have been recognized as part of the purchase price allocation (ACTech).

In our financial statements for the year ending December 31, 2017 we already took into account the announced corporate tax rate decreases in Belgium and the United States, however the impact was not significant.

Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2017	2016	2015
Loss before taxes	(1,122)	(1,309)	(3,249)
Income tax at statutory rate of 33,99%	381	445	1,104
Effect of different local tax rate	442	663	445
Tax adjustments to the previous period	412	—	—
Non-deductible expenses	(675)	(453)	(394)
Capitalized initial public offering transaction costs	—	—	—
Research and development tax credits & patent income deduction	44	3,664	1,872
Notional interest deduction Belgium	—	351	365
Non recognition of deferred tax asset	(1,505)	(6,767)	(4,510)
Recognition of deferred tax assets on previous years tax losses	—	—	742
Non-taxable income	564	729	—
Use of previous years tax losses and tax credits for which no deferred tax assets was recognized	12	50	693
Taxes on other basis	(117)	(342)	—
Other	(92)	(50)	72
Income tax expense as reported in the consolidated income statement	(534)	(1,710)	389

Notes to the consolidated financial statements (continued)

23	Earnings per share

Basic earnings per share amounts are calculated by dividing the net profit (loss) for the year attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit (loss) attributable to ordinary equity holder of the parent company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all warrants.

The net profit (loss) for the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended December 31
in 000€	2017	2016	2015
Net profit attributable to ordinary equity holders of theparent for basic earnings	(1,656)	(3,019)	(2,807)
Interest on convertible bonds	—	—	—
Net profit attributable to ordinary equity holders of theparent adjusted for the effect of dilution	(1,656)	(3,019)	(2,807)

The convertible bond and the warrants are anti-dilutive as per December 31, 2017 and as such has not been considered for adjusting the net profit. We refer to Notes 14 and 15 for information on the number of instruments that could potentially be dilutive but which were not considered in the calculation above.

The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31
in 000€	2017	2016	2015
Weighted average number of ordinary shares for basicearnings per share	47,325	47,325	47,224
Effect of dilution:
Share options	—	—	—
Convertible loan	—	—	—
Weighted average number of ordinary shares adjusted foreffect of dilution	47,325	47,325	47,224

The earnings per share are as follows:

	For the year ended December 31
	2017	2016	2015
Earnings per share attributable to ordinary ownersof the parent
Basic	(0.03)	(0.06)	(0.06)
Diluted	(0.03)	(0.06)	(0.06)

Notes to the consolidated financial statements (continued)

24	Commitments and contingent liabilities

Operating lease commitments

The Group has operating lease commitments mainly related to buildings and cars as follows:

	For the year ended December 31
in 000€	2017	2016	2015
Within one year	1,721	2,012	908
Between two and three years	1,504	1,964	1,074
Between four and five years	406	561	541
More than 5 years	77	84	15
Total	3,708	4,621	2,538

The total lease payments recognized in the consolidated income statement are K€2,909 in 2017 (2016: K€2,451; 2015: K€1,165).

Finance lease commitments

The Group has finance leases for the building and various other items of plant and equipment. Future minimum lease payments under finance lease with the present value of the net minimum lease payments are as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
in 000€	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	3,179	3,034	2,400	2,287	1,769	1,682
Between two and three years	5,017	4,643	3,640	3,503	4,345	3,968
Between four and five years	1,361	1,269	1,206	1,057	261	254
More than five years	285	218	587	548	—	—
Total	9,842	9,164	7,833	7,395	6,375	5,904
Less finance charges	(678)	—	(438)	—	(471)	—
Present value of minimum lease payments	9,164	9,164	7,395	7,395	5,904	5,904

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction)is K€28,526 (2016:K€12,594; 2015 K€7,479). The total outstanding mortgages and pledges are K€85,186 in 2017 (2016: K€32,362; 2015: K€12,028).

Included in the above, the Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€29,000 in 2017 (2016: K€4,491; 2015: K€3,491) and pledges on current and other fixed assets for a total amount of K€9,131 (2016: K€0; 2015: K€0).

Notes to the consolidated financial statements (continued)

In addition to the above a notarial pledge has been granted by Materialise NV to KBC Bank on 100% of the shares of Materialise GmbH in connection with the financing of the ACTech acquisition.

Other commitments

The Group has outstanding non-cancellable contracts with a future commitment of K€7,638 at December 31, 2017 (2016: K€1,290; 2015: K€288), mainly related to purchase commitment for raw materials. For property, plant & equipment, we have committed expenditures of K€672 as per December 31, 2017 (2016: K€10,204; 2015: K€505). These commitments relate to the purchase of land in Germany.

Notes to the consolidated financial statements (continued)

Contingent liabilities

The Group is currently involved in a legal proceeding with Dentsply Implants NV regarding the alleged wrongful termination of a supply agreement between the Company and Dentsply Implants NV entered into in 2010. The court of first instance ruled, in favor of Dentsply Implants NV, that we have wrongfully terminated the relationship. We have appealed this decision before the court has pronounced itself on the monetary damages. The amount of damages which Dentsply Implants NV is claiming is €2.7 million. While we are confident about the chances that the first instance decision will be overruled, we believe that, in the event that the first instance decision would be confirmed, the amount of monetary damages that we would be exposed to, will not have a material impact in our business, financial conditions or result of operations. We are currently not a party to, and we are not aware of any threat of, any other legal proceedings, which, in the opinion of our management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations. As a result management concluded that no provision is required.

Notes to the consolidated financial statements (continued)

25	Risks

The Group is mainly exposed to liquidity risk, interest rate risk and credit risk

Foreign exchange risk

The Group has primarily exposure to the USD, GBP and JPY as foreign currency.

During 2017 the impact of changes in foreign currency rates on the cash and term accounts held in USD funded through the initial public offering proceeds was negative for an amount of K€1,159.

If the USD (rate for 1 EUR) would have appreciated by 10%, the net result would have been K€1,114 higher, excluding the effect of the cash and term accounts held in USD. If the USD (rate for 1 EUR) would have depreciated by 10%, the net result would have been K€911 lower, excluding the effect of the cash and term accounts held in USD.

To limit the exposure to foreign currency rate fluctuations on GBP and JPY, the Group has entered into currency rate swaps as of 2017. We refer to note 20.

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. The Group still has undrawn lines of credit totaling K€4,473 at December 31, 2017 (2016: K€4,355; 2015: K€4,355).

On September 29, 2017 KBC Bank and Materialise agreed on a credit facility, mainly related to the financing of the ACTech acquisition, in which debt covenants were determined based on the ratio of the Group’s total net financial debt over EBITDA.

On December 20, 2017, the European Investment Bank (EIB) and Materialise entered into a finance contract to support Materialise’s ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to EUR 35,000,000 drawable in two tranches. The first can not exceed EUR 25,000,000 and can be drawn during the first year of the contract. The second tranche can be drawn during the second year of the contract, subject to a specified debt ratio being met. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a 2 years loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The margin is initially equal to 1.86% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary securities, covenants and undertakings. As per December 31, 2017 no funds had yet been drawn in connection with this agreement.

Notes to the consolidated financial statements (continued)

The range of contracted obligations are as follows:

in 000€	< 1 year	2 to 3 years	4-5 years	> 5 years	Total
At December 31, 2017
Loan & borrowings	14,331	37,933	22,286	32,699	107,249
Trade payables	15,670	—	—	—	15,670
Other current liabilities	1,741	—	—	—	1,741
Total	31,742	37,933	22,286	32,699	124,660

	< 1 year	2 to 3 years	4-5 years	> 5 years	Total
At December 31, 2016
Loan & borrowings	6,050	10,787	7,471	12,620	36,928
Trade payables	13,400	—	—	—	13,400
Other current liabilities	794	—	—	—	794
Total	20,244	10,787	7,471	12,620	51,122

	< 1 year	2 to 3 years	4-5 years	> 5 years	Total
At December 31, 2015
Loan & borrowings	4,691	10,989	4,187	3,230	23,097
Trade payables	9,712	—	—	—	9,712
Other current liabilities	1,345	—	—	—	1,345
Total	15,748	10,989	4,187	3,230	34,154

Notes to the consolidated financial statements (continued)

Interest rate risk

Although the Group mainly has loans outstanding with a fixed interest rate, some of the loans have been contracted with variable interest rates. The most significant loans with variable interest rates have been secured by means of a variable to fixed interest rate swap. We therefore believe that the Group is not subject to immediate changes in interest rates. With respect to the interest rate swaps, we refer to note 20.

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

The following is an aging schedule of trade receivables:

in 000€	Total	Non-due	< 30 days	31-60 days	61-90 days	91-180 days	> 181 days
December 31, 2017	35,582	21,630	6,920	1,765	1,526	1,614	2,127
December 31, 2016	27,479	15,590	6,434	1,885	490	2,008	1,072
December 31, 2015	22,843	15,104	3,402	1,348	814	1,057	1,118

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2017, 2016 and 2015.

Notes to the consolidated financial statements (continued)

26	Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the year ended December 31
in 000€	2017	2016	2015
Short-term employee benefits	2,190	2,693	2,638
Post-employment benefits	80	116	109
Termination benefits	—	—	22
Total	2,270	2,809	2,769
Warrants granted	—	199,500	18,180
Warrants outstanding	573,980	790,752	593,448

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members). In the year ending December 31, 2017 the compensation to key management by means of share based payments amounts to K€384.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Interest expense	Receivables	Liabilities
Non-executive directors of the group
2017	—	96	50	—	965
2016	—	72	50	—	972
2015	—	99	12	—	932
Shareholders of the group
2017	—	172	11	—	371
2016	—	117	16	—	378
2015	—	214	18	—	447
Joint ventures
2017	714	23	—	804	28
2016	527	—	—	601	—
2015	547	—	—	189	—

Related party – Ailanthus NV

Ailanthus NV, shareholder and director of the Group, has provided several loans and financial leases to the Group for the purchase of machinery and a portion of the office and production buildings. We refer to Note 15 for details.

The Group rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2017 was K€172 (2016: K€141; 2015: K€167).

Related party – Convertible debt

The Group has issued on 28 October 2013 1,000 convertible bonds for a total amount of K€958. The bonds have been fully subscribed by a member of our senior management. We refer to Note 15 for more details.

Notes to the consolidated financial statements (continued)

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

The General Meeting of Shareholders held at 28 November 2013 converted the 300,000 founder shares to ordinary A shares. Converting the founder shares into ordinary A Shares did not confer any substantial advantage to their holder but resulted in a dilution for the existing shareholders by 0%. Those A shares will benefit from all rights attached to the ordinary shares.

Joint ventures

The receivable for the amount of K€804 is accounted for under the other non-current assets and relates to the services and goods delivered to the joint venture RSPRINT.

Notes to the consolidated financial statements (continued)

27	Events subsequent to the statement of financial position date

Apart from what is mentioned below, there are no significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the financial statements.

In connection with the exercise of 25,714 warrants, representing 102,856 shares, from the 2013 warrant plan in the course of October and November 2017, the share capital was raised for the amount of K€6 and the share premium was raised for the amount of K€201 by deed before the notary on March 30, 2018 (we refer to Note 14 for further information about the share based payment plans). As per December 31, 2017 the funds received in connection with the exercise of the warrants (K€207) were accounted for on a restricted bank account classified under the Cash and Cash Equivalents.

Notes to the consolidated financial statements (continued)

28 Overview of consolidated entities

Name	Country of incorporation	% equity interest
		2017	2016	2015
Materialise NV	Belgium	100%	100%	100%
Materialise France SAS	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%
Materialise Czech Republic SRO	Czech Republic	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%
Materialise UK Limited	United Kingdom	100%	100%	100%
OBL SAS	France	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%
Mobelife NV (liquidated)	Belgium	—	—	100.0%
Marcam (merged with Materialise GmbH)	Germany	—	—	100%
Materialise Malaysia SDN. Bhd.	Malaysia	100%	100%	100.0%
Materialise Ukraine LLC	Ukraine	100%	100%	100%
RapidFit NV	Belgium	83%	83%	83.3%
RapidFit, LLC (liquidated)	United States	—	83%	83%
Meridian Technique Limited	United Kingdom	100%	100%	100.0%
OrthoView, LLC (liquidated)	United States	—	100%	100%
OrthoView Holdings Limited	United Kingdom	100%	100%	100.0%
Meridian (Corporate Trustee) Limited	United Kingdom	100%	100%	100%
OrthoView Limited	United Kingdom	100%	100%	100.0%
Materialise SA	Poland	100%	100%	100%
Materialise Colombia SAS	Colombia	100%	100%	100.0%
RSPRINT powered by Materialise NV (joint venture)	Belgium	50%	50%	50%
Materialise Shanghai Co.Ltd	China	100%	100%	100.0%
Cenat bvba (merged with Materialise NV)	Belgium	—	—	100%
Mat Metal bvba (liquidated)	Belgium	—	—	100.0%
Elbimmo NV (merged with Materialise NV)	Belgium	—	—	100%
Rapidfit Holding LLC (liquidated)	United States	—	—	100.0%
Materialise Australia PTY Ltd	Australia	100%	100%	—
Materialise S.R.L.	Italy	100%	100%	—
ACTech GmbH	Germany	100%	—	—
ACTech Holding GmbH	Germany	100%	—	—
ACTech, Inc	United States	100%	—	—