Form 20-F/A
period 2017-12-31
MATERIALISE NV
filed 2018-06-26
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This Amendment No. 2 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2017 of Materialise NV (the “Company”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018 (the “Original Form 20-F”), as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on May 30, 2018 (“Amendment No. 1” and the Original Form 20-F as amended by Amendment No. 1, the “Form 20-F”). The Company is filing this Amendment solely to include the financial statements and related notes of RSPRINT Powered by Materialise NV (“RSPRINT”), and the audit report of BDO Bedrijfsrevisoren Burg. CVBA relating thereto, as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

The Company owns a 50% non-controlling interest in RSPRINT and accounts for RSPRINT using the equity method of accounting. RSPRINT met the significant subsidiary test of an equity investee as of and for the years ended December 31, 2017 and 2016.

The Form 20-F is being further amended to include as exhibits: (i) audited financial statements of RSPRINT as of and for the years ended December 31, 2017 and 2016 and unaudited financial statements as of and for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”); (ii) the consent of BDO Bedrijfsrevisoren Burg. CVBA, the independent auditor of RSPRINT; and (iii) certifications by the Company’s Chief Executive Officer and Chief Financial Officer.

Other than as required to reflect the amendment discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F or Amendment No. 1, or reflect any events that have occurred after the filing of the Original Form 20-F.

PART III

ITEM 19.	EXHIBITS

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of BDO Bedrijfsrevisoren Burg. CVBA, independent accountants

99.1	Audited Financial Statements of RSPRINT Powered by Materialise NV, as of and for the years ended December 31, 2017 and 2016

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: June 26, 2018