Form 20-F
period 2018-12-31
MATERIALISE NV
filed 2019-04-30
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018 was: 52,890,761 Ordinary Shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☐  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Our trademark portfolio contained 119 registered trademarks and 27 pending trademark applications as of December 31, 2018. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

On June 30, 2014, we sold 8,000,000 American Depositary Shares, or ADSs, each representing one ordinary share with no nominal value, or ordinary shares, in our initial public offering at a price of $12.00 per ADS. In connection with the closing of our initial public offering, we converted our outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares into ordinary shares and effected a stock split of our outstanding ordinary shares, whereby each ordinary share was converted into four ordinary shares. The number of ordinary shares and number of shares issuable upon exercise of our outstanding warrants and conversion of our outstanding convertible bonds are presented herein on the basis of the number after this stock split.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyzes or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us.

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

A. Selected Financial Data

The tables below contain a summary of our financial data as of and for years ended December 31, 2018, 2017, 2016, 2015 and 2014, which have been derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which we refer to as IFRS. Our consolidated financial statements and the related notes as of and for the years ended December 31, 2018, 2017 and 2016 appear elsewhere in this annual report.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report, as well as the section entitled “Item 5. Operating and Financial Review and Prospects.”

Consolidated Statements of Financial Position Data:

	As of December 31,
in 000€	2018	2017*	2016	2015	2014
Inventories and contracts in progress	9,986	11,027	7,870	5,387	3,660
Trade receivables	36,891	35,582	27,479	22,843	18,370
Cash and cash equivalents	115,506	43,175	55,912	50,726	51,019
Total assets	313,225	234,678	161,920	144,136	133,221
Total liabilities	177,236	157,624	82,887	61,181	48,054
Net assets(1)	135,989	77,054	79,033	82,955	85,167
Total equity	135,989	77,054	79,033	82,955	85,167

(1)	Net assets represents total assets less total liabilities.

*

The year 2017 has been restated to reflect certain reclassification adjustments and the final accounting of the business combination with ACTech Holding GmbH, ACTech GmbH and ACTech North America Inc., referred to collectively as ACTech. See Note 2 to our audited consolidated financial statements for more information.

Consolidated Income Statements Data:

	For the year ended December 31,
in 000€	2018	2017*	2016	2015	2014
Revenue	184,721	142,573	114,477	102,035	81,355
Cost of sales	(82,299)	(62,952)	(46,706)	(42,963)	(32,396)
Gross profit	102,422	79,621	67,771	59,072	48,959
Research and development expenses	(22,416)	(19,959)	(17,682)	(18,186)	(15,093)
Sales and marketing expenses	(46,303)	(38,935)	(36,153)	(36,832)	(27,543)
General and administrative expenses	(32,310)	(24,876)	(20,041)	(15,045)	(11,645)
Net other operating income	3,771	4,541	6,212	7,102	5,652
Operating profit (loss)	5,164	392	107	(3,889)	330
Financial expenses	(4,864)	(4,728)	(2,437)	(2,470)	(1,150)
Financial income	3,627	3,210	2,039	3,511	3,160
Share in loss of joint venture	(475)	(469)	(1,018)	(401)	(81)
Profit (loss) before taxes	3,452	(1,595)	(1,309)	(3,249)	2,259
Income taxes	(425)	(522)	(1,710)	389	(387)
Net profit (loss) for the year	3,027	(2,117)	(3,019)	(2,860)	1,872
Net profit (loss) attributable to:
The owners of the parent	3,027	(2,117)	(3,019)	(2,807)	2,061
Non-controlling interest	—	—	—	(53)	(189)
Earnings per share attributable to the owners of the parent
Basic	0.06	(0.04)	(0.06)	(0.06)	0.05
Diluted	0.06	(0.04)	(0.06)	(0.06)	0.05
Weighted average number of ordinary shares for basic earnings per share (´000)	49,806	47,325	47,325	47,224	43,118
Weighted average number of ordinary shares adjusted for effect of dilution (´000)	50,609	47,325	47,325	47,224	43,288
Consolidated Statements of Comprehensive Income Data:
Net profit (loss)	3,027	(2,117)	(3,019)	(2,860)	1,872
Other comprehensive income (loss), net of taxes	(47)	(691)	(1,833)	624	126
Total comprehensive income (loss) for the year, net of taxes	2,980	(2,808)	(4,852)	(2,236)	1,998

*

The year 2017 has been restated to reflect certain reclassification adjustments and the final accounting of the business combination with ACTech. See Note 2 to our audited consolidated financial statements for more information.

Other Data (unaudited):

	For the year ended December 31,
in 000€	2018	2017*	2016	2015	2014
Adjusted EBITDA (unaudited)(2)	23,526	14,610	9,458	3,687	5,752

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

	For the year ended December 31,
in 000€	2018	2017*	2016	2015	2014
Net profit (loss)	3,027	(2,117)	(3,019)	(2,860)	1,872
Income taxes	425	522	1,710	(389)	387
Financial expenses	4,864	4,728	2,437	2,470	1,150
Financial income	(3,627)	(3,210)	(2,039)	(3,511)	(3,160)
Depreciation and amortization	17,287	12,576	8,374	6,810	4,565
Share in loss of joint venture	475	469	1,018	401	81
EBITDA (unaudited)	22,451	12,968	8,481	2,921	4,895
Non-recurring initial public offering expenses(a)	—	—	—	—	182
Non-cash share-based compensation expenses(b)	1,075	1,033	977	766	675
Acquisition-related expenses of business combinations(c)	—	609	—	—	—
Adjusted EBITDA (unaudited)	23,526	14,610	9,458	3,687	5,752

*

The year 2017 has been restated to reflect certain reclassification adjustments and the final accounting of the business combination with ACTech. See Note 2 to our audited consolidated financial statements for more information.

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

In the Materialise Software segment, the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. Additionally, there are certain open source software applications that are being offered free of charge or for a nominal fee that can place additional competitive pressure on us. In addition, 3D printer manufacturers, which closely work with their customers, may successfully bundle their own software solutions with their equipment, which may make our independent software solutions obsolete. In addition, companies that have greater financial, technical, sales and marketing and other resources, including market leaders with significant in-house capacities in software development, or existing computer-aided design, or CAD, or computer-aided manufacturing, or CAM, software providers, may, at any point in time, enter the additive manufacturing market and very rapidly gain a significant share of the markets that we target.

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

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2018, approximately 70% of our revenue was generated, and approximately 74% of our total costs were incurred in euros. As we continue to expand internationally, our exposure to currency risks will increase. Historically, we have not managed our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

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

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or services and to pursue new markets. For example, in the Materialise Medical segment, we have collaborations with leading medical device companies for the development and distribution of our surgical planning software, services, and products, including with Zimmer Biomet, DJO Surgical, DePuy Synthes, Global Orthopaedic Technology, Lima and Mathys. Furthermore, in the Materialise Software segment, we have established a collaboration with Siemens PLM, or Siemens, and, in the Materialise Manufacturing segment, we have established collaborations with HOYA Vision Care Company, or HOYA, PTC Inc., or PTC, and subsidiaries of BASF SE. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not succeed in maintaining, renewing or extending existing collaborations or in identifying, securing, or completing any such new transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products or services that achieve commercial success or result in significant revenue and could be terminated prior to developing any products or services.

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

Our results of operations could be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges that are unusual or non-recurring. Certain macroeconomic events, such as adverse conditions in the global economy, including most recently with the market disruptions caused by the economic and political challenges facing China and Brazil and certain Eurozone countries, and the anticipated exit by the United Kingdom from the European Union (commonly referred to as “Brexit”) could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. These economic developments could affect us in numerous ways, many of which we cannot predict. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, or the effects these disruptions and conditions could have on us.

In addition, political and economic developments could also result in changes to legislation or reformation of government policies, rules and regulations, including in relation to tax and trade. Such changes could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability. For example, as a result of the June 2016 Brexit referendum, the British government is still negotiating the terms of the United Kingdom’s future relationship with the European Union, and it appears likely that these negotiations will continue to be lengthy. For example, while the U.K. government and the European Union had negotiated an agreement by which the United Kingdom would withdraw from the European Union and the European Union had approved such withdrawal agreement, the British Parliament has subsequently rejected the withdrawal agreement several times. As a result, there remains considerable uncertainty around the withdrawal. Although it is unknown what the final terms of the United Kingdom’s future relationship with the European Union will be, it is possible that there will be greater restrictions on imports and exports between the United Kingdom and European Union countries and increased regulatory complexities. These changes may adversely affect our operations and financial results.

Additionally, there have been recent public announcements by members of the U.S. Congress, President Trump and his administration regarding the possible implementation of a border tax, tariff or increase in custom duties on products manufactured outside of and imported into the United States, as well as the renegotiation of U.S. trade agreements. For example, in March 2018, Mr. Trump issued two proclamations imposing tariffs on imports of certain steel and aluminium products. The implementation of a border tax, tariff or higher customs duties on our products imported into the United States or on raw materials we import into the United States, or any potential corresponding actions by other countries in which we do business, could negatively impact our financial performance.

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

In the European Union, the General Data Protection Regulation, or the GDPR, was passed on May 24, 2016, and replaced the E.U. Data Protection Directive when it came into force on May 25, 2018. GDPR introduced new data protection requirements in the European Union, unprecedented regulatory risk for non-compliant data processors and controllers and sizeable penalties for serious breaches—up to €20 million or 4% of global turnover, whichever is higher. The GDPR also significantly expands the territorial reach of existing E.U. data protection and privacy rules. Our business will need to be adapted to meet these obligations and we are working on achieving compliance with the GDPR. We have completed a gap assessment in March 2018 in which we identified the areas where we need to adapt our business processes to become fully compliant with the GDPR. We are working on implementing the findings and recommendations from the gap assessment.

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

The laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. The regulatory approval process outside the European Union and the United States may include all of the risks associated with obtaining CE or FDA clearance or approval in addition to other risks. Clearance or approval by the FDA in the United States, or declaration of conformity assessment and affixing a CE mark in the European Economic Area, or EEA, does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries. We may be required to perform additional pre-clinical or clinical studies even if FDA clearance or approval, or the right to bear the CE label, has been obtained. We may not obtain regulatory approvals or certifications outside the European Union and the United States on a timely basis, if at all. If we fail to receive necessary approvals to commercialize our medical products in jurisdictions outside the European Union and the United States on a timely basis, or at all, our medical business, financial condition and results of operations could be adversely affected.

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

Various governmental agencies have become increasingly vigilant in recent years in their investigation of various business practices. Governmental and regulatory actions against us can result in various actions that could adversely impact our medical operations, including:

•	the recall or seizure of products;

•	the suspension or revocation of the authority necessary for the production or sale of a product;

•	the delay of our ability to introduce new products into the market;

•	the suspension of shipments from particular manufacturing facilities;

•	the issuance of warning letters or untitled letters;

•	the imposition of operating restrictions;

•	the imposition of injunctions, fines and penalties;

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

For instance, in 2010, the U.S. Patient Protection and Affordable Care Act, as amended by the U.S. Health Care and Education Reconciliation Act of 2010, or collectively, the PPACA, was enacted, which included, among other things, the following measures: an excise tax on any entity that manufactures or imports medical devices offered for sale in the United States; a Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research; reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers, effective March 30, 2013 (referred to as the Physician Sunshine Payment Act); payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013; and an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate. Some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to U.S. judicial and Congressional challenges. Efforts to repeal and replace the PPACA have been ongoing since the 2016 election, but it is unclear if these efforts will be successful. Since January 2017, President Trump has signed Executive Orders and other directives designed to delay, circumvent or loosen the implementation of certain provisions requirements mandated by the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. In addition, as part of the December 2017 Tax Cuts and Jobs Act, the “individual mandate,” which required individuals to purchase insurance, was repealed. Furthermore, in December 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the PPACA is unconstitutional in its entirety because such individual mandate was repealed, although the U.S. District Court Judge and President Trump, among others, have acknowledged the ruling will have no immediate effect pending appeal. Thus, the full impact of the PPACA, any law repealing or replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation on our business remains unclear.

The excise tax described above was suspended on December 18, 2015 by the Consolidated Appropriations Act, 2016, which includes a two-year moratorium on the tax effective January 1, 2016 to December 31, 2017. New legislation passed in January 2018 further suspended the medical device excise tax through December 31, 2019. The status of the tax for sales after December 31, 2019 is not clear. The tax may continue to be suspended, may be repealed, or may be reinstated at the same or at a different level effective January 1, 2020. We cannot predict what healthcare programs and regulations will be ultimately implemented at the U.S. federal or state level, or at the E.U. level or within the implementing legislation of the individual E.U. Member States, or the effect of any future legislation or regulation. However, these provisions as adopted could meaningfully change the way healthcare is delivered and financed, and may materially impact numerous aspects of our medical business. In particular, any changes that lower reimbursements or reduce medical procedure volumes could adversely affect our medical business and results of operations.

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

The PPACA imposes a deductible excise tax equal to 2.3% of the sales price of a medical device on any entity that manufactures, produces or imports medical devices offered for sale in the United States, with limited exceptions, beginning in 2013. These taxes could have a material, negative impact on our results of operations and our cash flows. The excise tax has, however, been suspended on December 18, 2015 by the Consolidated Appropriations Act, 2016, which includes a two-year moratorium on the tax effective January 1, 2016 to December 31, 2017.On January 22, 2018, legislation was passed that suspends the medical device excise tax for sales in 2018 and 2019. Absent further legislative action, this excise tax will be automatically reinstated for medical device sales starting on January 1, 2020. We cannot predict if the suspension of this tax will be extended or if additional regulations will be implemented in a manner that could adversely affect us.

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

In the EEA, we must comply with the E.U. Medical Device Vigilance System, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents must be reported to the competent authorities of the Member States of the EEA. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. Incidents are evaluated by the EEA competent authorities to whom they have been reported, and where appropriate, information is disseminated between them in the form of National Competent Authority Reports, or NCARs. The E.U. Medical Device Vigilance System is further intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States of the EEA where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

Our Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the U.S. Quality System Regulation, which is costly and could subject us to enforcement action.

We are subject to the regulations of various jurisdictions regarding the manufacturing process for our medical products, including the requirements of ISO 13485. Within the United States, we are required to comply with the Quality System Regulation, which covers, among other things, the methods of documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our medical products. Compliance with these regulations is costly and time-consuming. In addition, the FDA enforces the Quality System Regulation through periodic announced and unannounced inspections of manufacturing facilities. The failure by a manufacturer to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

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

Periodic maintenance fees on any issued patent are due to be paid to governmental patent agencies, including the U.S. Patent and Trademark Office, or USPTO, in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position could be adversely affected.

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

Members of our board of directors and senior management beneficially owned approximately 64.5% of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of December 31, 2018. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our articles of association provide that, as long as Wilfried Vancraen, our founder and Chief Executive Officer, Hilde Ingelaere, an Executive Vice President of our company who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

The dilutive effect of our warrants and convertible bonds could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants and outstanding convertible bonds, as of December 31, 2018, there were outstanding granted warrants to subscribe for an aggregate of 1,214,292 ordinary shares at a weighted average exercise price of €7.99 per share, and €1.0 million of outstanding convertible bonds convertible into an aggregate of 508,904 ordinary shares at a conversion price of €1.97 per share. The warrants and convertible bonds likely will be exercised or converted if the market price of the ADSs equals or exceeds the applicable exercise or conversion price. To the extent such securities are exercised or converted, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2019. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2018, 2.9% of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in the ADSs being less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and we intend to continue to take advantage of certain exemptions from various reporting and governance requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and other public filings. Investors may find the ADSs less attractive because we rely on such exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting and governance exemptions until we are no longer an emerging growth company, which we expect will occur on December 31, 2019.

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

Although we have expanded our accounting and compliance teams with additional staff and consultants with appropriate experience and technical accounting knowledge, and established an internal control group, our compliance with Section 404 will require that we incur further substantial accounting expenses and continue to expend significant management efforts. We may need to hire additional internal audit, accounting and financial staff and consultants with appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, we identified a material weakness in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2018. See “Item 15. Controls and Procedures.” We cannot assure you that we will be able to remedy the material weakness in a timely fashion or at all, or that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weakness and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

We are organized as a limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law. From a Belgian corporate law point of view, we qualify as a public company (een vennootschap die een openbaar beroep op het spaarwezen heeft gedaan / une société ayant fait publiquement appel à l’épargne), but not as a listed company (genoteerde vennootschap / société cotée) because none of our securities are listed on any regulated market in the EEA. The Belgian corporate law provisions that are applicable to Belgian listed companies do therefore not apply to us. Furthermore, we are not subject to most of the disclosure obligations applicable to Belgian listed companies. As a result, shareholders of our company may not enjoy certain of the rights and protection generally afforded to shareholders of a Belgian listed company.

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

The implementation of the recent reform of the Belgian Companies Code may adversely affect the rights of our shareholders.

Recently a new Belgian Companies Code was approved by the Belgian Parliament that will enter into force on May 1, 2019. For existing companies like us there is a transition regime providing for a staggered applicability of the new provisions. Certain parts of the new code will apply to us as of January 1, 2020. The full transition must be completed by the earlier of (i) the next extraordinary shareholders’ meeting that amends our articles of association or (ii) January 1, 2024. On the date of this annual report, we have not yet initiated or implemented any changes as a result of such new Companies Code. However, we or our shareholders may propose changes to our articles of association following the entry into force of the new Belgian Companies Code that could impact our shareholders’ rights.

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

On January 28, 2014, we acquired e-prototypy SA (which was subsequently renamed Materialise), located in Wroclaw, Poland, which operates what we believe to be one of the largest 3D printing service centers in Poland, for a purchase price of €1.3 million. The company, which is assigned to our Materialise Manufacturing segment, specializes in the production of additive manufactured prototypes and end-parts and also provides scanning and reverse engineering services.

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

On October 21, 2014, we acquired OrthoView Holdings Limited, a leading provider of 2D digital pre-operative planning and templating solutions for orthopedic surgeons, for a cash payment of £8.47 million. OrthoView Holdings Limited is located in the United Kingdom. OrthoView Holdings Limited’s software is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. OrthoView Holdings Limited’s software imports a digital X-ray image from a picture archiving and communication system, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. We are gradually adding 3D surgical pre-planning tools and related 3D printed medical devices to OrthoView Holdings Limited’s product offering. On November 13, 2017, we dissolved Orthoview LLC, a subsidiary of OrthoView Holdings Limited. In December 2018, we filed for dissolution of Meridian Corporate Trustees Limited and Orthoview Limited, subsidiaries of Orthoview Holdings Limited.

On March 10, 2015, we acquired the Belgian-based company Cenat BVBA. With Cenat BVBA’s proprietary technology on machine control, we have added new software solutions for ensuring adequate quality control in additive manufacturing production processes.

On October 4, 2017, we acquired ACTech, a full-service manufacturer of complex metal parts based in Germany, based on a total enterprise value of €43.7 million for a total cash payment of €29.4 million. The transaction has brought together our metal competencies with those of ACTech into a comprehensive metal manufacturing offering. We expect the acquisition of ACTech’s expertise and in-house infrastructure will enable us to accelerate the development of our existing metal competence center and take a strong position in the market for the production and delivery of unique, complex 3D-printed metal parts. We also expect the acquisition of ACTech will also enable us to develop and improve our software suite for Metal 3D Printing through close collaboration with ACTech, taking advantage of learning from an active metal manufacturing environment.

On July 18, 2018, we and BASF New Business GmbH, or BASF New Business, a subsidiary of BASF SE, the German chemical conglomerate (FWB: BAS), entered into a Strategic Alliance Partnership Agreement. The Strategic Alliance Partnership Agreement establishes a framework for collaboration to leverage the parties’ existing strengths and expertise to develop new materials for the 3D printing industry.

In connection with the entry into the Strategic Alliance Partnership Agreement, we and BASF Antwerpen NV, or BASF Antwerpen, a subsidiary of BASF SE, entered into a Subscription Agreement pursuant to which BASF Antwerpen subscribed for 1,953,125 of our newly issued ordinary shares in a private placement, for an aggregate subscription price of approximately $25 million. The ordinary shares subscribed for were delivered to BASF Antwerpen on July 19, 2018.

On July 27, 2018, we sold 3,450,000 ADSs in a follow-on public offering at a public offering price of $13.00 per ADS, and received net proceeds of approximately $40.2 million. The ADSs we sold in the offering represented new ordinary shares issued in a capital increase pursuant to the powers granted to our board of directors by the extraordinary general meeting of shareholders held on April 23, 2014 and by our board of directors on July 26 and July 27, 2018.

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

The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Capital Expenditures

Our capital expenditures amounted to €20.9 million, €35.0 million and €17.6 million for the years ended December 31, 2018, 2017, and 2016, respectively. In 2018, our main capital expenditures were €10.7 million for new machines and installations in Belgium and Germany, €2.5 million for land and buildings in Germany and €1.8 million for information technology equipment. In 2017, our main capital expenditures were €12.8 million related to building constructions in Belgium and Poland and €11.9 million for new machinery and installations in Belgium, Poland and Germany. In 2016, our main capital expenditures were €6.1 million related to building constructions in Belgium and Poland and €8.3 million for new machinery and installations, mainly in Europe.

B. Business Overview

Our Mission

Our mission is to innovate product development that results in a better and healthier world, through our software and hardware infrastructure, and an in-depth knowledge of additive manufacturing.

Our Company

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing in the industrial and medical sectors and will continue to play an instrumental role as the industry evolves. In the healthcare sector, we bring software and medical devices to the market. Our medical software products include surgical planning tools that allow medical professionals to make 3D printable designs of the human anatomy. Our medical devices include surgical guides as well as customized medical implants. In our 3D printing service centers, including what we believe to be one of the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. As of December 31, 2018, our team consisted of 2,009 full-time equivalent employees, or FTEs, and fully dedicated consultants. Our portfolio of intellectual property features 281 patents and 169 pending patent applications as of December 31, 2018. For the year ended December 31, 2018, we generated €184.7 million of revenue, representing 29.6% growth over the prior year, a net profit of €3.0 million and Adjusted EBITDA of €23.53 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

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

Software Development. Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. As a result of our continued deployment over the course of more than 25 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Streamics, have evolved into industry-leading flagship products. Our software development team works in close partnership with the commercial groups that are active in our various market segments through project teams that support our various products and services. These project teams rely, in turn, on research and development groups that develop libraries of software code that can be shared in multiple products and services across various markets. We have an established quality management system for the development of our software products that is ISO 9001:2015 certified. We are also ISO 13485:2016 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States.

3D Printing. As a pioneer in the additive manufacturing industry, we believe we have an extensive history of 3D printing millions of parts utilizing a broad array of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group, which operates in an ISO 9001:2015-certified quality management system, in an ISO 13485:2016-certified system for the production of medical devices, and in an EN9100:2016 as well as EASA POA certified system for the production of plastic aerospace parts, has its own maintenance and research team that utilizes an in-house laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment. As of December 31, 2018, we operated a total of 181 3D printers, six vacuum casting machines and 19 computer numeric control, or CNC, machines at these service centers. (See “—Manufacture and Supply” for more detailed information about the printers we operate).

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

Our Materialise Software Segment

In our Materialise Software segment, we offer proprietary software worldwide through programs and platforms that enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of industrial 3D printers, and various software applications and capturing technologies, including CAD/CAM packages and 3D scanners, by enabling data preparation and process planning. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, such as 3D Systems Corporation, Bright Laser Technologies, DMG Mori, GE Additive, EnvisionTEC GmbH, EOS GmbH, Essentium Inc., HP Inc., The ExOne Company, Renishaw PLC, SLM Solutions Group AG, Stratasys Ltd., Trumpf GmbH & Co. KG, Uniontech Corporation and Voxeljet AG. In addition, we have entered into partnership agreements with leading CAD, CAM and product lifecycle management, or PLM, companies such as Siemens, HCL Technologies Ltd., or HCL, and PTC, for the integration of our additive manufacturing technology into Siemens’ NX software, HCL’s CAMworks, and PTC’s Creo software. This enables the streamlining of the design to manufacturing process for products being produced using additive manufacturing. We offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with almost all 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who can benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems of OEMs.

As of December 31, 2018, our Materialise Software segment (including core competencies) had a team of approximately 273 FTEs and fully dedicated consultants, with approximately 35.8% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Germany, Japan, Malaysia, Ukraine, Poland, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts, hardware controller sales for our Materialise Controllers and custom software development services. Additionally, we offer consultancy and training services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. We charge our custom software development services either on a time and material or on a fixed-cost basis. For the years ended December 31, 2018, 2017 and 2016, our Materialise Software segment generated revenue of €37.4 million, €35.8 million and €30.1 million, respectively, representing 20.2%, 25.1% and 26.3% of our total revenue, respectively, and 4.5%, 18.8% and 16.8% growth over the prior year, respectively.

Software Products. We have a diversified portfolio comprised of software applications addressing different 3D market opportunities. Our decades of experience in the additive manufacturing industry are reflected in the sophisticated 3D printing software and business management tools we provide for our customers. We believe that each of our software applications is, or has the potential of becoming, one of the leading technologies in its domain. We believe that our neutral platform approach positions our software to drive greater innovation and choice across the 3D printer software ecosystem, and provides 3D printer users with more powerful and flexible printing capabilities.

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

Our Magics platform is enhanced with modules that further expand functionality and utility for our customers. For instance, the Magics Import Module plays an important role in efficiently moving CAD designs through to manufactured products by importing nearly all standard CAD formats into Magics. The Magics Structures Module was designed to help customers to reduce weight and material usage in their designs. We also have developed logistical modules such as the Magics SG Module, which offers tools for support structure design during the 3D printing process, and the Magics Sintermodule, which offers solutions for automated part nesting, protecting small and fragile parts and locating them after building. The Magics Simulation module enables our users to simulate the build process virtually, and optimize the build preparation based on the results, thus reducing build failures and improving the result.

In addition to offering state-of-the-art data preparation functionality to our users, our Magics platform also focuses on automation and other productivity improvements and brings interconnectivity to machines and enterprise software platforms.

Specific versions of the Magics application were also brought to the market by us:

•

Magics Essentials: an entry-level package offering premium data preparation functionality (but without machine connectivity), that can be used in combination with machine build preparation software offered by machine vendors. The package is available on a monthly or annual rental basis, through e-commerce.

•

Magics Print: This software combines the most important build preparation tools (Materialise Magics) and straightforward build file generation technology (Materialise Build Processor). This package is sold to machine manufacturers so that they can bundle it with their machines to offer their customers a complete, high-value service package that can get them started with 3D printing. Magics Print is available for DLP and metal technologies, and we plan to work together with Essentium Inc. to develop a version tailored at industrial FDM/Essentium’s high speed extrusion machines.

Users of Magics Essentials and Magics Print can upgrade to our expert Materialise Magics platform in case they want the full data and build preparation functionality at their disposal in one package, potentially extended with the above mentioned speciality modules.

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

•

3-maticSTL. 3-maticSTL is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing STL files. Using Materialise consultancy services, targeted design automation solutions can be created for specific work flows.

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

•

e-Stage. e-Stage is a software solution that increases additive manufacturing productivity by automating STL support generation, optimizing the STL build process, and reducing the time our customers spend on finishing work such as build support removal and sanding. e-Stage is designed to allow our customers to use less material, to be able to 3D nest and to minimize failed builds. e-Stage for plastic has been commercially available since September 2007, and in the fall of 2017, we released e-Stage for metal. In 2018, we won the TCT SOFTWARE AWARD 2018 for e-Stage for metal.

•

Materialise Controller. Materialise Controller controls and steers additive manufacturing machines using embedded Materialise software, and is fully integrated into the Materialise 3D printing software platform. It is engineered towards research and development applications, machine manufacturers and those who want to control or adapt the production process to their specific needs.

Sales and Marketing. We market and distribute our software directly through our sales force as well as through our own website and third-party distributors. Our Belgian team oversees our global marketing strategy and sales processes. Our local field office employees manage sales for particular markets and provide pre- and post-sales technical support to our customers. In addition, OEMs and local dealers often distribute our software products together with their 3D printers, with our software enhancing the printers’ value proposition and broadening the suite of applications available to the machines. Our sales force will typically follow up on these OEM or distributor sales to offer follow on products and services to the machine users.

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

For the years ended December 31, 2018, 2017 and 2016, our ten largest customers in the Materialise Software segment represented 23.8%, 23.0% and 15.6%, respectively, of our Materialise Software segment’s revenue.

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

As of December 31, 2018, our Materialise Medical segment consisted of approximately 634 FTEs, with approximately 26% based at our headquarters in Belgium and the remaining employees distributed throughout our local offices in Australia, China, Colombia, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Medical segment through clinical services and medical software. We sell medical devices that we print for our customers and sell licenses to our medical software packages and software maintenance contracts. We also provide custom software development and engineering services, for which we charge either on a time and material or on a fixed cost basis. The majority of these medical devices that we printed in 2018 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners Corin, DJO Surgical, DePuy Synthes, Global Orthopaedics Technology, Lima, Mathys, Smith & Nephew, Synthes, Stryker and Zimmer Biomet. We also print patient-specific implants that we sell directly to hospitals or distribute through partners such as DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals. For the years ended December 31, 2018, 2017 and 2016, our Materialise Medical segment generated revenue of €52.3 million, €42.8 million and €37.9 million, respectively, representing 28.3%, 30.0% and 33.1% of our total revenue, respectively, and 22.0%, 13.0% and 8.8% growth over the prior year, respectively.

Medical Software. Our software allows medical-image based analysis and engineering as well as patient-specific design of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies. Our medical software packages often serve as an introduction to our capabilities and in certain cases lead to custom software developments and clinical services opportunities. Our medical software packages are:

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

•

Materialise Mimics. Materialise Mimics is software addressing medical professionals specifically developed for medical image processing that can be used to segment accurate 3D models from medical imaging data (for example, from CT or MRI) to measure accurately in 2D and 3D and to export 3D models for additive manufacturing or to Materialise 3-matic. These patient-specific models can be used for a variety of engineering applications directly in Materialise Mimics or Materialise 3-matic, or may be exported to third party software focused on statistical analysis, CAD or finite element analysis (which is used to predict how a product reacts to real-world forces such as vibration, heat and fluid flow).

•

Materialise 3-matic. Materialise 3-matic focuses on anatomical design and is able to combine CAD tools with pre-processing capabilities directly on the anatomical data coming from Materialise Mimics. It enables our customers to conduct thorough 3D measurements and analysis, design a patient-specific implant, a surgical guide, or a benchtop model, and to prepare the anatomical data and/or resulting implants for simulation

•

Materialise OrthoView. Materialise OrthoView is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. The software imports a digital X-ray image from a Picture Archiving and Communication System, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. Materialise OrthoView currently serves more than 12,000 orthopedic surgeons in 60 countries globally, focusing primarily on joint replacements. We acquired OrthoView Holdings Limited in October 2014, and have included the OrthoView solution in our portfolio of pre-operative planning solutions.

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

In our 3D printing centers in Belgium, Japan and the United States, we have separate production lines, with an aggregate of 32 machines that only print devices for our Materialise Medical segment.

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

Our 3D printed surgical guides include joint replacement guides for knee, shoulder and hip replacement surgeries, osteotomy guides and CMF guides, and our 3D printed implants include hip-revision implants, shoulder and CMF implants. The surgical guides we print for U.S. based patients are FDA-cleared, and to the extent required by law, our medical devices for EEA-based patients bear the appropriate CE labels. We address large surgical markets in orthopedics and CMF through collaboration agreements with leading medical device companies, including Zimmer-Biomet, DJO Surgical, DePuy Synthes, and Lima. Pursuant to these agreements, we print joint replacement and/or CMF guides that our collaboration partners distribute under their own brands, together with their own implants, in the United States, Canada, South Africa, Latin America, Europe, China, Japan and Australia. We leverage our collaboration partners’ distribution capabilities to extend our reach into these large markets, and our collaboration partners utilize our 3D printing-related expertise to provide surgical planning and customized devices to surgeons. We also address certain high value-added, specialty applications by providing the full solution ourselves, including the delivery of CE-labeled implants and guides directly to the hospital or surgeon. Such applications include customized hip revision, shoulder and CMF implants in a patented porous matrix configuration and osteotomy guides. Our CMF implants, hip revision, shoulder implants and/or osteotomy guides are currently distributed in Europe, South Africa, the United States, Canada and Singapore.

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

Customers. The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities, research institutes and industrial companies. For the year ended December 31, 2018, partner sales to medical companies collectively represented 55.7% and total software revenue represented 32.6% of our total Materialise Medical segment revenue. Most of our other clinical service sales to customers are executed on the basis of single transaction contracts or purchase orders. These contracts and purchase orders lay out the pricing, delivery and other terms of the order.

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

Competition. In our Materialise Medical segment, we compete with a number of companies that provide image based software, 3D printed surgical models or medical devices, such as 3DSystems, Stratasys, Simple Ware, Pie Medical, WITHIN Lab, GE Additive, Siemens as well as with medical device companies that are developing in-house capacity to offer 3D printed medical devices and related software services.

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

In the implant business, the extensive clinical evidence that OBL SA has developed with key opinion leaders over the last few years regarding the efficacy of our customized CMF implant solutions is now gradually finding its way into scientific publications. We believe that this development will help the growth of our CMF activities. We expect that our existing CMF implant activities and the development of applications for new specialty markets will require additional significant investments in the near future.

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

We are currently investing significantly in the development of new solutions for other sub-markets, including planning tools for the cardiovascular and pneumology markets.

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

As of December 31, 2018, our Materialise Manufacturing segment consisted of 783 FTEs and fully dedicated consultants, with 27% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, Italy, Poland, Spain, Ukraine, the United States and the United Kingdom.

In October 2017, we acquired ACTech, a full-service manufacturer of complex metal parts. This acquisition increased the scope of our Materialise Manufacturing segment’s operations, in particular in the prototyping of highly complex, full production grade metal components, and had a significant impact on our results of operations for both the fourth quarter of 2017 and the year ended December 31, 2017, as well as the year ended December 31, 2018.

Business Model. We generate revenue in our Materialise Manufacturing segment through the sale of parts that we print for our customers and design and engineering services. We charge for our design and engineering services either on a time or on a fixed-cost basis. For the years ended December 31, 2018, 2017 and 2016, our Materialise Manufacturing segment generated revenue of €95.0 million, €63.7 million and €46.4 million, respectively, representing 51.4%, 44.7% and 40.5% of our total revenue, respectively, and 49.0%, 37.3% and 12.1% growth over the prior year, respectively. Of the revenue generated by our additive manufacturing solutions business (excluding ACTech) for the year ended December 31, 2018, approximately 53.6% was derived from rapid prototyping and 46.4% was derived from additive manufacturing of end parts. Revenue from ACTech was approximately €43.4 million.

B2B (Business-to-Business) Services. We offer the following services in our Materialise Manufacturing segment:

•

Additive Manufacturing Solutions. We provide design and engineering services and rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, art and architecture and aerospace markets. In our service centers in Belgium, the Czech Republic and Poland and Germany, as of December 31, 2018, we operated 149 3D printers, six vacuum casting machines and 19 CNC machines, producing both prototypes and production parts based on our customers’ product designs. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, powder binding, Multi Jet Fusion, selective laser melting(or SLM), vacuum casting and foundry parts based on sand-printed moulds. In order to meet specific customer needs for very large printed parts, we developed Mammoth, our own proprietary stereolithography technology, which we believe is capable of printing parts larger than those produced using any other stereolithography technology by utilizing a build area of approximately 1.26 cubic meters with a length of 2 meters. We currently operate 15 Mammoth 3D printers in our Belgian service center.

•

Niche Industrial and Consumer Solutions. We have developed additive manufacturing solutions that serve certain specialty industrial applications. Our RapidFit+ business utilizes additive manufacturing to provide the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. Through the use of additive manufacturing technology, we believe that RapidFit+ fixtures provide more functionality and flexibility than the traditional fixtures that are currently widely used in the automotive industry. We also offer production tooling that we believe has substantially better ergonomics and improved functionality than traditional fixtures. ACTech, which we acquired in 2017, also provides specialized additive manufacturing solutions. In particular, ACTech provides prototyping of highly complex metal components through casting techniques that result in products that have a production grade performance. The casting is done using state-of-the-art 3D printed sand molds, while the final functionality of the components is achieved by a fully integrated post processing of the components in our CNC workshop.

In the consumer market, i.materialise, our global online 3D printing service that caters to the “home professional.” Designers, students, inventors and everyday consumers who want to create something unique can utilize our online service to produce their own products and, if they desire, share their products with, and even offer them for sale to others through our platform. Users can upload their 3D designs, choose from a large selection of materials and colors, and instantly see the price for such models in the desired scale and quantities. Users can also buy 3D printed products from the catalogue of .MGX by Materialise or other third party designs on our i.materialise website. .MGX by Materialise is a collection of 3D printed lamps, furniture, and other home furnishings and accessories, many of which have been developed in collaboration with well-known designers to showcase the opportunities that additive manufacturing offers to create products with a new look and innovative functionality. Pieces from the .MGX collection have become design icons featured in world renowned museums, including the Museum of Modern Art in New York and the Centre Pompidou in Paris, and have won many awards, including the Visionaries! award by the Museum of Art & Design and the Red Dot Design Award. Through the .MGX by Materialise collection, we gain access to professionals as well as home designers. In 2016, we fully integrated the i.materialise platform into our Materialise Manufacturing segment.

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

Through our co-creation offering, we work together with customers to solve complex design challenges and to discuss how the introduction of 3D printing can affect product development, manufacturing workflow, business models and customer experiences. For example, a co-creation with HOYA, in collaboration with Hoet Design Studio, saw the launch of the world’s first vision-centric, 3D-tailored eyewear solution, Yuniku, in the fall of 2016. Yuniku enables individualized lens and frame design through a sophisticated end-to-end digital supply chain, which includes a custom 3D scanner and software platform, co-created by us and HOYA, directly linked to our manufacturing factory where we provide our Certified Additive Manufacturing services. In 2017, we started shipping the first Yuniku scanners. In 2018, together with our partners Mclaren (L’Amy) for titanium printed eyewear and Impressio, respectively, we won the Silmo d’Or in the Technological Innovation category and a Silmo d’Or for the Best Sun Glasses.

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

Most of our straightforward additive manufacturing and rapid prototyping solutions are executed on the basis of single transaction contracts or purchase orders with the customer. These contracts and purchase orders lay out the pricing, delivery and other terms of the order. For our Certified Additive Manufacturing service an entirely new approach to ensure parts are made according to agreed standards is required, for which we have set processes to onboard new customers. An example of this is our dedicated aerospace manufacturing line, backed by certifications EN9100 and EASA Part 21G, through which we are currently manufacturing plastic parts for, among others, Airbus’s A350 XWB. We expect that as demand for our Certified Additive Manufacturing service grows, more long-term agreements may be entered into.

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

Growth Opportunities. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of complex and/or unique end products, including for instance eyewear products. In recent years, more companies have been using additive manufacturing for production across a broad range of industrial sectors, including aerospace, orthopedic implants, surgical guides, dental copings and hearing devices. Additive manufacturing is also being used to manufacture specialty furniture, accessories for the home and office, personal accessories, fashion products, jewelry and footwear.

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

Geographic Information.

Our revenues by geographical area for the year ended December 31, 2018 were 23.8% for the Americas, 65.2% for Europe & Africa and 11.0% for Asia, as compared to 24.6% for the Americas, 61.7% for Europe & Africa and 13.7% for Asia, for the same period in 2017, and 26.9% for the Americas, 59.3% for Europe & Africa and 13.8% for Asia for the same period in 2016. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Manufacture and Supply.

We produce our 3D printed products at our service centers in Belgium, the Czech Republic, Germany, Poland, Japan and the United States. We print substantially all of products in-house using a variety of technologies, including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, powder binding, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes. As of December 31, 2018, we operated a total of 181 3D printers and six vacuum casting machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labeling of our products. The table below provides selected information about our 3D printers:

Technology	Size	Manufacturer	Number

Stereolithography	Small/Medium Size	3D Systems Corporation	38
	Medium Size	Materialise	2
	Mammoth	Materialise(1)	15

PolyJet	Connex	Stratasys Ltd.	3

FDM	Small Size(2)	Stratasys Ltd.	2
	Medium Size(3)	Stratasys Ltd.	19
	Large Size(4)	Stratasys Ltd.	16

Laser Sintering	Small Size	EOS GmbH	8
	Medium Size	3D Systems Corporation/ EOS GmbH	21
	Large Size	EOS GmbH	29

Multi Jet Fusion	Medium Size	HP	8

Powder Binding	Large Size	ExOne	3

Vacuum Casting	Small Size Medium Size Medium Size Large Size	MCP HEK GmbH MCP HEK GmbH SCHUHL MCP HEK GmbH	1 2 1 2

Direct Metal Laser Sintering	Medium Size	EoS GmbH	7
	Medium Size	Concept Laser GmbH	6
	Medium Size	Renishaw	1
	Large Size	SLM Solutions	3

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

As of December 31, 2018, 32 printers produced parts exclusively for our Materialise Medical segment, while the other 149 printers and six vacuum casting machines printed parts for our Industrial Production segment.

As of December 31, 2018, all of our 3D printers and vacuum casting machines were either owned or held under a financial lease. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 2.7% of their original value. We are responsible for the maintenance of such leased equipment.

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

The raw materials used in the printing of our products are mainly aluminium, titanium alloy and stainless steel powders, epoxy based photocurable resins, PA12 based powders and a suite of thermoplastic filaments like ABS and Ultem and following the ACTech acquisition, aluminium, cast iron and steel, quartz sand and furanic resin binder.

With the exception of FDM-materials, we believe that none of our other raw material requirements is limited to any significant extent by critical supply or price volatility. We continuously look for second sourcing of our raw materials in order not to be dependent on a single supplier in case a supply issue was to occur. We monitor the costs of our raw materials in order to optimize the cost/performance whilst not jeopardizing the expectations of our customers and the safe use of the materials in critical applications. With our strategic partnership with BASF New Business, we are working towards offering to the market open solutions in terms of materials and software through which the user of additive manufacturing equipment can choose functionalities that best suit the user.

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

We have a long history of research and development through collaborations, which augment our internal development efforts. Our earliest joint research projects date from the early 1990s with market leading collaboration partners such as Siemens AG, Zeneca and the University of Leuven (Katholieke Universiteit Leuven), or KU Leuven. Many of our innovations are based on industrial collaborations such as those with Phonak Staefa Switzerland and Zimmer Biomet. As of December 2018, we were active in 33 government funded research projects. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2018, we had approximately 80 active research and development projects in various stages of completion and approximately 370 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Poland, the United Kingdom, Ukraine, China and Malaysia.

For the year ended December 31, 2018, our research and development expenses were €22.4 million, or 12.1% of our revenue (15.9% excluding ACTech), as compared to €20.0 million, or 14.0% (15.1% excluding ACTech) of our revenue, in 2017 and €17.7 million, or 15.4% of our revenue, in 2016.

Our research and development projects include (but not limited to) the following:

1.

various software development projects including projects related to engineering and design for 3D printing, and improving existing technological challenges (for example, the handling of large amounts of data and advanced image segmentation), which are expected to benefit both our Materialise Software and Materialise Medical segments;

2.

research projects to understand and streamline the different additive manufacturing technologies (sintering, stereolithography, FDM (also known as Filament Fusion), non-laser based power bed fusion, DLP-based printing and Powder Bed Fusion (both for plastics and metals));

3.	research projects in our Materialise Medical segment to develop patient specific surgical tools and implants for orthopaedic and CMF surgeries;

4.	release of a research version of Mimics software that allows post-operative analysis of implant placement using x-ray data;

5.	a research and development project on smart digital technologies for the large scale personalization of wearables;

6.	a research project in our Materialise Medical segment regarding automation of segmentation of medical images and using them for population analysis; and

7.	several research projects related to improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit our three segments.

In addition, our strategic partnership with BASF New Business focuses on collaboration for research and development activities in multiple areas including: (i) materials supply and development, (ii) application development, (iii) research and development in new technology fields, (iv) interchange of expertise and know-how in additive manufacturing production in the fields of 3D printing processes, and (v) pursuit of new business development opportunities in the field of additive manufacturing in various industries.

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

As of December 31, 2018, our portfolio of intellectual property features 281 issued patents and an additional 169 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2020 and 2035, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

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

Seasonality

End markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality. While the historical impact of seasonality on the revenue of our Materialise Medical and Materialise Manufacturing segments has not been material, the project related nature of our ACTech business, may make our Materialise Manufacturing segment more susceptible to fluctuations, although not necessarily in a seasonal pattern. Historically, the revenue of our Materialise Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

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

Our headquarters in Belgium and ACTech’s headquarters in Germany, follow the ISO 14001:2015 criteria for an effective environmental management system and are ISO 14001:2015 certified.

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

We are in the process of obtaining a Medical Device Single Audit Program, or MDSAP, certification. This program allows an MDSAP-recognized auditing organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. To the extent that we do business in the participating jurisdictions, certain major non-conformities identified under this program may be escalated to the regulatory authorities of the United States, Canada, Japan, Australia and Brazil. The Canadian regulatory authority, Health Canada, has made participation in MDSAP a mandatory requirement for medical device manufacturers importing products to Canada. Failure to achieve timely certification under MDSAP may impact our capability to do business in Canada. In addition, failure to address escalated issues reported to the participating authorities may impact our capability to do business in the respective jurisdictions.

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

D. Property, Plant and Equipment

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France and the United States. We also lease other service centers and sales offices, which are located in Austria, China, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom, the United States, Poland, Colombia, Australia and Italy. The aggregate annual lease payments for our facilities in 2018, 2017 and 2016 were €1.8 million, €1.7 million and €1.6 million, respectively. The table below provides selected information regarding our facilities.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Leuven, Belgium	Leased	Warehouse	200 sq. m.	March 31, 2020
Ghent, Belgium	Leased	Office/Production	547 sq. m.	December 31, 2023
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Ann Arbor, Michigan, United States	Leased	Office/Production	2,771 sq. ft.	October 31, 2023
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	515.58 sq. m.	March 31, 2020
Kawasaki, Japan	Leased	Production	205 sq. m.	May 19, 2021
Kobe, Japan	Leased	Office	11.67 sq. m.	September 02, 2019
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Vienna, Austria	Leased	Office	44 sq. m.	December 31, 2021
Gilching, Germany	Leased	Office	399 sq. m.	December 31, 2021
Bremen, Germany	Leased	Office	650 sq. m.	June 30, 2020
Bremen, Germany	Leased	Office; production	916 sq. m.	June 30, 2020 (partially) and Indefinite Term (partially)
Bremen, Germany	Owned	Office	6724 sq. m.	N/A
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft. 6,403 sq. ft.	May 31, 2019 May 31, 2024
Chatillon, France	Leased	Office	545 sq. m.	September 30, 2019
Kiev, Ukraine	Leased	Office	3,384.8 sq. m.	June 29, 2028
Kiev, Ukraine	Leased	Office	171 sq. m.	December 31, 2021
Sheffield, United Kingdom	Leased	Office	1,950 sq. ft.	January 31, 2020 (partially) and November 30, 2019 (partially)
Southampton, United Kingdom	Leased	Office	3,250 sq. m.	April 22, 2023

Shanghai, China	Leased	Office	1,200 sq. m.	June 8, 2019
Shanghai, China	Leased	Office (training/workshop center)	359.74 sq. m.	February 29, 2020
Medellin, Colombia	Leased Leased	Office Office	247.25 sq. m. 64.06 sq. m.	August 31, 2020 January 31, 2021
Wroclaw, Poland	Owned	Office; production	2,3975 hectare	N/A
Gold Coast, Australia	Leased	Office	38 sq. m.	January 1, 2022
Milan, Italy	Leased	Office	55 sq. m.	December 31, 2023
Freiberg, Germany	Owned	Office, Production, Parking (Land)	26,277 sq. ft.	N/A
Freiberg, Germany	Owned	Office, warehouse, parking (Land)	7,996 sq. m.	N/A
Ann Arbor, Michigan, United States	Leased	Office	1,987 sq. ft.	December 31, 2020
Bangalore, India	Leased	Office	2,000 sq. ft.	June 30, 2019

See also “—B. Business Overview—Manufacture and Supply” for information about the printers we operate, “—Regulatory / Environmental Matters—Environmental Matters” for information about environmental matters and “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness” for information about indebtedness secured by mortgages.

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

A. Operating Results

Overview

Company Overview

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing and will continue to play an instrumental role as the industry evolves. In the healthcare sector, our technology is responsible for the design and manufacture of customized, patient-specific medical devices that includes both surgical guides (and related bone models) as well as customized implants. In our 3D printing service centers, including what we believe to be one of the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. As of December 31, 2018, our team consisted of 2,009 FTEs and fully dedicated consultants. Our portfolio of intellectual property featured 281 patents and 169 pending patent applications as of December 31, 2018. For the year ended December 31, 2018, we generated €184.7 million of revenue, representing 29.6% growth over the prior year, net profit of €3.0 million and Adjusted EBITDA of €23.5 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “—Other Financial Information” below.

ACTech Acquisition

On October 4, 2017, we acquired ACTech, a full-service manufacturer of complex metal parts. As described in more detail below, the acquisition increased the scope of our Materialise Manufacturing segment’s operations and had a significant impact on our results of operations for both the fourth quarter of 2017 and the year ended December 31, 2017, as well as the year ended December 31, 2018, resulting in increases to our revenues and operating expenses, among other items.

Private Placement and Public Offering

On July 19, 2018, we closed a private placement of 1,953,125 newly issued ordinary shares to BASF Antwerpen for gross proceeds of approximately $25 million.

On July 27, 2018, we closed a follow-on public offering of a total of 3,450,000 ADSs at a public offering price of $13.00 per ADS for gross proceeds of $44.9 million.

We raised approximately $65.2 million (or €55.9 million, based on the exchange rate as of December 31, 2018) in aggregate net proceeds from such private placement and follow-on public offering, collectively.

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

In our Materialise Medical segment, we believe that we are well placed to assist the larger medical device companies with our technological solutions, as these companies gradually expand their presence in the medical 3D printing market. We also intend to continue to invest in the development of new software, planning and related device offerings, in new fields such as cardiovascular and pulmonology. We also see growing opportunities in the hospital market. Because customized medical products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for providers of safe medical software tools, such as our company, that can pass significant regulatory scrutiny.

In our Materialise Manufacturing segment, we believe that demand for 3D printing services will continue to grow. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of end products (including end products that can be customized on a large scale, such as wearables). For end parts, we intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market that we focus on. In addition, we believe that the cooperation between our local sales teams, which are in close proximity to our customers, and our engineering teams, which can bring in additional expertise where required, is an important asset to further increase our customer base. We have further integrated i.materialise in our Materialise Manufacturing segment. The acquisition of ACTech should allow us to better position our metal 3D printing offering, in particular in the market of the production of unique or small batches of complex metal parts (including pre-production prototypes) for the automotive industry. We engage in co-creation sessions with carefully chosen partners who have the intention of transforming their manufacturing ecosystem through the use of 3D printing. Our initiatives in the eyewear market are a good example of the result of these co-creation sessions. We believe that there is potential for similar partnerships in other markets.

Recent Developments

See Note 27 to our audited consolidated financial statements for disclosure of significant transactions that occurred subsequent to December 31, 2018. There has been no other significant change in our financial condition or results of operations since December 31, 2018.

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

Production of limited runs of highly complex casted metal parts. Casted products revenue is derived from ACTech’s network, with its production unit in Freiberg, Germany. ACTech is not utilizing casting technology, including 3D printing technology for mould making, but offers full-service project operations, including project and pre-production collaboration, and high-end complex finishing services.

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

Net Other Operating Income

Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development and government grants, partial funding of research and development projects, currency exchange results on purchase and sales transactions the amortization of intangible assets from business combinations, and the write-off of trade receivables.

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate. When the grant relates to the construction of buildings, it is recognized as income over the depreciation period of the related building.

Such grants have been received from the federal and regional governments and from the European Union in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven, Belgium and in Freiberg, Germany.

Where retention of a government grant is related to assets or to income and dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them, as otherwise we would not be recognizing income for such.

Financial Expenses

Our financial expenses primarily include costs associated with currency exchange differences and with interest payments on our debt obligations.

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

Revenue Recognition

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition. The significant estimates and judgments relate to:

•	The assessment whether a performance obligation is distinct in a bundled sales transaction;

•	Estimates of the variable considerations and the assessment of the revenue constraint limitation;

•	Estimates of the stand-alone selling prices for each distinct performance obligation; and

•	The stage of completion of our customized development of software components for customers when revenue is satisfied over time.

We make significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e., whether the good or service has a benefit for the customer on its own or together with readily available resources and/or whether the good or service is highly interrelated or a significant input with another good or service delivered, or whether it significantly modifies or customizes another good or service. The relevant judgments include the following:

•

Whether the software license is distinct from the 3D printed guides – in most cases with contracts with collaboration partners in the Materialise Medical segment, the software licenses is combined with the manufacturing of the 3D printed guides as the software license has no benefit for the customer without the manufacturing services. We are also implementing a new feature “Plan Only” where the collaboration partners can benefit from a virtual plan produced with the software license without the manufacturing of any physical product. Such Plan Only features are recognized in revenue as a separate performance obligation based on the usage by the collaboration partner.

•

Whether the development services are distinct from other performance obligations – in most cases, those performance obligations are distinct however for one contract with a collaboration partner in the Materialise Medical segment, the software license is combined with the license and the 3D printed guides as one “distinct” performance obligation

For the stand-alone selling prices, we are using prices from price list or historical prices for similar transactions. However, in certain cases, such information is not immediately available, and in such cases, we estimate the stand-alone selling price by using a cost-plus or another estimate. In addition, for certain performance obligations such as development services, stand-alone selling prices also require an estimate of the time to complete the development.

Certain contracts include estimates of variable considerations within the transaction price and assessing the revenue constraint, such as:

•	Quantities/volume sold for fixed prices in relation to, but not limited to, manufacturing of 3D printed products, software licenses sold and maintenance renewals;

•	Contractual prices may be different based on volume purchased during a certain period;

•	FTE expenses for development or other services billed on a time & material basis;

•	Volume rebates.

The method applied to estimate the variable consideration is dependent on the number of possible scenarios and the probability of each scenario. In case there are many possible scenarios with a wide range of probabilities (each less than 50%), we will use the expected value method while the most likely method is used when there is a scenario with a higher probability (more than 50%).

Variable consideration is not constrained when, based on historical experience, high reliable business forecast and/or the timeframe of the estimates, we determine that there is a high probability that this will not result in a future revenue reversal.

We determine the stage of completion for development contracts satisfied over time by comparing labor hours incurred to-date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

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

We have determined that the criteria for internally generated intangible assets were met for two projects in 2018: (1) the software development of a new planner for hospitals within a certain medical field and (2) the process to obtain FDA and E.U. approval for a 3D printed product within the Materialise Medical segment. For the latter, we determined that there is a low risk that FDA approval will not be obtained although clinical trials have to be started and commercialization is not expected before 2022. This assessment was made by management based on several factors including the developed product itself, the exclusive patent rights obtained on the developed product, the successful application of the product on a number of patients as part of the emergency exception use obtained from the FDA and the continued discussions to speed up the trial duration and commercialization. The product is also expected to receive E.U. approval for commercialization by the end of 2020. The total amount capitalized is K€158 and K€524 as per December 31, 2018.

Share-Based Payment Transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted and measured the cost of cash-settled transactions by reference to the fair value of the equity instrument at the date of reporting. We have applied the Black-Scholes valuation model to estimate fair value. Using this model requires management to make assumptions with regards to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 14 to our consolidated financial statements and are estimated as follows:

•	The dividend return is estimated by reference to the historical dividend payment. Currently, this is estimated to be zero as no dividends have been paid since inception;

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

As of December 31, 2018, we had €25.3 million (2017: €11.9 million; 2016: €9.5 million) of tax losses carry forward and other tax credits such as investment tax credits (and notional interest deductions in 2017 and 2016), of which €15.6 million related to Materialise NV (2017: €4.6 million; 2016: €1.6 million). These losses relate to Materialise NV and subsidiaries that have a history of losses, do not expire (except for the notional interest deductions (2018: €0.0 million; 2017: €0.3 million; 2016: €0.3 million)) and may not be used to offset taxable income elsewhere our consolidated group.

With respect to the net operating losses of Materialise NV, no deferred tax assets have been recognized given that it in view of the Belgian Patent Income Deduction and Innovation Income Deduction systems, there is an uncertainty to what extent these tax losses will be used in future years. Effective as of July 1, 2016, the new Innovation Income Deduction system replaced the former Patent Income Deduction system. Under the grandfathering rule, the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction system allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on our analysis in 2018, we have assessed that no deferred tax asset should be accounted for with respect to our unused tax losses in Belgium.

With respect to the unused tax losses of our subsidiaries, deferred tax assets have been recognized in 2018 for the amount of €0.02 million (2017: €0; 2016: €0.1 million). We have not recognized deferred tax assets on unused tax losses totaling €11.9 million in 2018 (2017: €7.9 million; 2016: €8.9 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If we were able to recognize all unrecognized deferred tax assets, net profit would have increased by €3.5 million in 2018, in which €11.9 million of tax losses would have been utilized. Further details on taxes are disclosed in Note 22 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant & Equipment

We had goodwill for a total amount of €17.5 million as of December 31, 2018 (2017: €17.6million; 2016: €8.9 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant & equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. No impairment charges were recorded during 2018 (or in 2017 or 2016).

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

Provision for Expected Credit Losses, or ECLs, of Trade Receivables and Contract Assets

We use a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by legal entity).

The provision matrix is initially based on our historical observed default rates. We will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. Information about the ECLs on our trade receivables and contract assets is disclosed in Note 25 to our consolidated financial statements.

Recent Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our financial statements are disclosed in our financial statements included elsewhere in this annual report.

Of those standards that are not yet effective, IFRS 16 Leases, is expected to have a material impact on our financial statements in the period of initial application.

IFRS 16, Leases

We are required to adopt IFRS 16 Leases from January 1, 2019. We have assessed the estimated impact that initial application of IFRS 16 will have on our consolidated financial statements, as described below. The actual impact of adopting the standard on January 1, 2019 may change because:

•	we have not finalized the testing and assessment of controls over our new information technology systems; and

•	the new accounting policies are subject to change until we present our first financial statements that include the date of initial application.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard, i.e., lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

We will, where we act as a lessee, recognize new assets and liabilities for our operating leases of buildings, vehicles and machinery and equipment. The nature of expenses related to those leases will now change because we will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, we recognized operating lease expense on a straight-line basis over the term of the lease, and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognized. In addition, we will no longer recognize provisions for operating leases that we assess to be onerous. Instead, we will include the payments due under the lease in our lease liability.

No significant impact is expected for our finance leases.

Based on the information currently available, we estimate that we will recognize additional lease liabilities of €5.0 million as of January 1, 2019 and an estimated annual depreciation expense of €2.5 million.

We plan to apply IFRS 16 initially on January 1, 2019, using the modified retrospective approach with the right-of-use asset equal to the lease liability. Therefore, there will be no restatement of comparative information.

We plan to apply the practical expedient to grandfather the definition of a lease on transition. This means that we will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

Other Financial Information

We believe EBITDA and Adjusted EBITDA are meaningful measures to our investors to enhance their understanding of our financial performance. Although EBITDA and Adjusted EBITDA are not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA or Adjusted EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. We believe that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

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

Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2018	2017*	2016
Net profit (loss)	3,027	(2,117)	(3,019)
Income taxes	425	522	1,710
Financial expenses	4,864	4,728	2,437
Financial income	(3,627)	(3,210)	(2,039)
Depreciation and amortization	17,287	12,576	8,374
Share in loss of joint venture	475	469	1,018
EBITDA (unaudited)	22,451	12,968	8,481
Non-cash stock-based compensation expenses(1)	1,075	1,033	977
Acquisition-related expenses of business combinations(2)	—	609	—
Adjusted EBITDA (unaudited) (3)	23,526	14,610	9,458

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of ACTech.
(3)	Our initial public offering closed in June 2014. During the periods presented, we did not incur any fees and costs in connection with our initial public offering.
*

The year 2017 has been restated to reflect certain reclassification adjustments and the final accounting of the business combination with ACTech. A * mark has been added next to the year 2017 in tables in this “Item 5. Operating and Financial Review and Prospects” when the year has been impacted by the restatement. See Note 2 to our audited consolidated financial statements for more information.

Results of Operations

Comparison of Years Ended December 31, 2018 and 2017

	For the year ended December 31,
in 000€, except percentages	2018	2017*	% Change
Revenue	184,721	142,573	29.56%
Cost of sales	(82,299)	(62,952)	30.73%
Gross profit	102,422	79,621	28.64%
Research and development expenses	(22,416)	(19,959)	12.31%
Sales and marketing expenses	(46,303)	(38,935)	18.92%
General and administrative expenses	(32,310)	(24,876)	29.88%
Net other operating income (expenses)	3,771	4,541	-16.96%
Operating profit (loss)	5,164	392	1,217.35%
Financial expenses	(4,864)	(4,728)	2.88%
Financial income	3,627	3,210	12.99%
Share in loss of joint venture	(475)	(469)	1.28%
Profit (loss) before taxes	3,452	(1,595)
Income taxes	(425)	(522)	-18.58%
Net profit (loss)	3,027	(2,117)

Comparison of Years Ended December 31, 2018 and 2017 by Segment

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the year ended December 31, 2018
Revenues	37,374	52,252	94,956	184,582	139	184,721
Segment EBITDA	11,536	10,252	10,785	32,573	(10,122)	22,451
Segment EBITDA %	30.9%	19.6%	11.4%	17.6%	—	12.2%
For the year ended December 31, 2017
Revenues	35,770	42,841	63,712	142,323	250	142,573
Segment EBITDA*	13,926	4,400	4,439	22,765	(9,797)	12,968
Segment EBITDA %	38.9%	10.3%	7.0%	16.0%	—	9.1%

(1)

Unallocated related Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated related Segment EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was €184.7 million in the year ended December 31, 2018 compared to €142.6 million in the year ended December 31, 2017, an increase of €42.1 million, or 29.6%.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2018	2017
Americas	43,917	35,120
Europe & Africa	120,378	87,940
Asia-Pacific	20,426	19,513
Total	184,721	142,573

Revenue generated in Europe & Africa increased by €32.4 million, or 36.9%, in the year ended December 31, 2018 compared to the year ended December 31, 2017, mainly as a result of the consolidation of a full year of revenue from the ACTech business, which was acquired in October 2017, and increased revenue in our Materialise Medical segment, which was boosted by revenue from medical device partnerships. Revenue generated throughout the Americas increased by €8.8 million, or 25.0%, in the year ended December 31, 2018 compared to the year ended December 31, 2017, also mainly because of the effect of the consolidation of a full year of revenue from the ACTech business and the revenue growth in our Materialise Medical segment. Revenue generated in Asia-Pacific increased by €0.9 million, or 4.7%, in the year ended December 31, 2018 compared to the year ended December 31, 2017.

Revenue from our Materialise Software segment increased 4.5% from €35.8 million in the year ended December 31, 2017 to €37.4 million in the year ended December 31, 2018. Recurrent revenue, consisting of limited license fees and maintenance fees, grew 18.0%. Non-recurrent revenue, mainly consisting of perpetual fees, decreased 4.6%. Deferred revenue from license and maintenance fees increased to €2.8 million, compared to €1.3 million in the year ended December 31, 2017.

Revenue from our Materialise Medical segment increased €9.4 million, or 22.0%, from €42.8 million in the year ended December 31, 2017 to €52.3 million in the year ended December 31, 2018. Medical software revenue grew by 9.1% from 2017 to 2018. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 17.1%, reflecting the implementation of our strategy focused on products with defined contractual periods. Our revenue from perpetual licenses and services decreased by 8.4%. These recurrent revenues represented 73.7% of all medical software revenues in the year ended December 31, 2018, compared to 68.7% in the year ended December 31, 2017. Revenues from medical devices and services grew 29.3% in the year ended December 31, 2018, due to the revenue increase from partner sales, especially in our CMF, shoulder and knee devices business lines. As of December 31, 2018, our Materialise Medical segment operated 32 3D printers, as compared to 24 as of December 31, 2017.

Revenue from our Materialise Manufacturing segment increased from €63.7 million in the year ended December 31, 2017 to €95.0 million in the year ended December 31, 2018, representing an increase of €31.2 million, or 49.1%. Revenue from the ACTech business contributed €43.4 million in 2018. As of December 31, 2018, Materialise Manufacturing operated 149 3D printers, six vacuum casting machines and 19 CNC machines, as compared to 155, six and 16 as of December 31, 2017, respectively. The decrease in 3D printers was mainly due to five powder binding machines no longer being used for consumer printing commercial purposes. Four metal 3D printers were added, while five older plastic 3D printers were put out of operation during the year ended December 31, 2018.

As a result of the ACTech acquisition, our revenue was distributed differently in 2018 than in 2017. During the year ended December 31, 2018, aggregated over our various segments, 29.5% of our revenue was derived from Materialise Software and Materialise Medical software licenses and related services, as compared to 36.1% in the year ended December 31, 2017. Furthermore, 51.4% of our revenue was gained from the sale of printed industrial and consumer products (including €43.4 million from ACTech’s business), compared to 44.7% in the year ended December 31, 2017, and 19.1% of our revenue was obtained from the sale of medical devices (guides as well as implants). These medical devices were brought to the market together with complex software planning solutions, had corresponding royalties and other fees, and contributed to the total revenue at the same level as compared to the year ended December 31, 2017.

Cost of sales. Cost of sales was €82.3 million in the year ended December 31, 2018, compared to €63.0 million in the year ended December 31, 2017, representing an increase of €19.3 million, or 30.6%. This increase in cost of sales was due to increased purchases of goods and services, payroll expenses and a full year of depreciation expenses from the acquired ACTech business. The total cost of sales of the ACTech business amounted to €28.7 million in 2018.

Gross profit. The overall gross profit margin (gross profit divided by our revenue) amounted to 55.4% in the year ended December 31, 2018, compared to 55.8% in the year ended December 31, 2017.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, to €101.0 million in the year ended December 31, 2018, compared to €83.8 million in the year ended December 31, 2017. €9.2 million of the R&D, S&M and G&A expenses relate to the acquired ACTech business, compared to €2.1 million in the year ended December 31, 2017. Excluding the ACTech business, R&D expenses increased from €20.0 million to €22.4 million, S&M expenses increased from €38.9 million to €46.3 million (including €3.2 million from ACTech), and G&A expenses increased from €24.9 million to €32.3 million (including €6.0 million from ACTech).

Net other operating income. Net other operating income decreased from €4.5 million in the year ended December 31, 2017 to €3.8 million in the year ended December 31, 2018. The variance was primarily due to the increase of the provision for doubtful receivables, including the impact of the new IFRS 9 accounting standard.

Financial result (financial expenses and financial income). In 2018, the net financial result mainly related to the net interest expense from loans and deposits of financial institutions. The net financial result increased from €(1.5) million in the year ended December 31, 2017 to €(1.2) million in the year ended December 31, 2018. This variance was due to an increase of net interest expense, offset by positive variances related to foreign currency results and net other financial income.

Income taxes. Income taxes in the year ended December 31, 2018 resulted in an expense of €0.4 million, which was a combination of deferred tax bookings and income taxes due over the result for the period.

Net profit. As a result of the factors described above, the net profit was €3.0 million in the year ended December 31, 2018 compared to a net loss of €2.1 million in the year ended December 31, 2017, or an increase of €5.1 million.

EBITDA. As a result of the factors described above, our consolidated EBITDA increased from €13.0 million in the year ended December 31, 2017 to €22.5 million in the year ended December 31, 2018, an increase of €7.5 million, or 73.1%, and our total segment EBITDA increased from €22.8 million in the year ended December 31, 2017 to €32.6 million in the year ended December 31, 2018, an increase of €9.8 million, or 43.1%. The 2018 EBITDA includes ACTech’s contribution of €9.4 million.

Our Materialise Software segment’s EBITDA decreased from €13.9 million in the year ended December 31, 2017 to €11.5 million in the year ended December 31, 2018, a decrease of €2.4 million, or 17.3%. This segment’s EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) decreased from 38.9% for the year ended December 31, 2017 to 30.9% in the year ended December 31, 2018. The decrease in the EBITDA margin was due to a moderate revenue growth of 4.5% (which was affected negatively from a sales mix with a higher portion of recurrent sales and deferred revenue), offset by an increase in operating expenses by 18.3%, reflecting continued investments in R&D and S&M, and increased G&A expenses.

Our Materialise Medical segment’s EBITDA increased from €4.4 million in the year ended December 31, 2017 to €10.3 million in the year ended December 31, 2018. The segment’s EBITDA margin increased from 10.3% in the year ended December 31, 2017 to 19.6% in the year ended December 31, 2018. This improvement is due to the increase of the segment’s gross margin by 28.6%, mainly reflecting the positive impact of the medical devices revenue growth, partially offset by an increase of 6.1% across the segment’s operating expenses.

Our Materialise Manufacturing segment’s EBITDA increased from €4.4 million in the year ended December 31, 2017 to €10.8 million in the year ended December 31, 2018. Excluding ACTech’s contribution of €9.4 million, the EBITDA margin of this segment decreased from 5.4% in the year ended December 31, 2017 to 2.7% in the year ended December 31, 2018, as a result of decreased revenue and increased operating expenses.

Reconciliation of Net Profit to Segment EBITDA

	For the year ended December 31,
in 000€	2018	2017*
Net profit / (loss)	3,027	(2,117)
Income taxes	425	522
Finance costs	4,864	4,728
Finance income	(3,627)	(3,210)
Share in loss of joint venture	475	469
Operating profit	5,164	392
Depreciation and amortization	17,287	12,576
Corporate research and development	1,913	2,017
Corporate headquarters costs	10,358	9,690
Other operating income (expense)	(2,149)	(1,910)
Segment EBITDA (unaudited)	32,573	22,765

Comparison of Years Ended December 31, 2017 and 2016

	For the year ended December 31,
in 000€, except percentages	2017*	2016	% Change
Revenue	142,573	114,477	24.5%
Cost of sales	(62,952)	(46,706)	34.8%
Gross profit	79,621	67,771	17.5%
Research and development expenses	(19,959)	(17,682)	12.9%
Sales and marketing expenses	(38,935)	(36,153)	7.7%
General and administrative expenses	(24,876)	(20,041)	24.1%
Net other operating income (expenses)	4,541	6,212	-26.9%
Operating profit	392	107	266.4%
Financial expenses	(4,728)	(2,437)	94.0%
Financial income	3,210	2,039	57.4%
Share in loss of joint venture	(469)	(1,018)	-53.9%
Loss before taxes	(1,595)	(1,309)	21.8%
Income taxes	(522)	(1,710)	-69.5%
Net loss	(2,117)	(3,019)	-29.9%

Comparison of the Years Ended December 31, 2017 and 2016 by Segment

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the year ended December 31, 2017
Revenues	35,770	42,841	63,712	142,323	250	142,573
Segment EBITDA*	13,926	4,400	4,439	22,765	(9,797)	12,968
Segment EBITDA %	38.9%	10.3%	7.0%	16.0%	—	9.1%
For the year ended December 31, 2016
Revenues	30,122	37,910	46,406	114,438	39	114,477
Segment EBITDA	10,130	894	3,848	14,872	(6,391)	8,481
Segment EBITDA %	33.6%	2.4%	8.3%	13.0%	—	7.4%

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

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2017	2016
Americas	35,120	30,804
Europe	87,940	67,883
Asia-Pacific	19,513	15,790
Total	142,573	114,477

Revenue generated in Europe increased by €20.0 million, or 29.5%, in the year ended December 31, 2017 compared to the year ended December 31, 2016, mainly as a result of increased revenue in our Materialise Manufacturing (including ACTech) and Materialise Software segments. Revenue generated throughout the Americas increased by €4.3 million, or 14.0%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. Revenue generated in Asia-Pacific increased by €3.7 million, or 23.6%, in the year ended December 31, 2017 compared to the year ended December 31, 2016, mainly as a result of increased revenue in our Materialise Manufacturing (including ACTech) and Materialise Medical segments.

Revenue from our Materialise Software segment increased from €30.1 million in the year ended December 31, 2016 to €35.8 million in the year ended December 31, 2017, which represented an increase of €5.7 million, or 18.8%. This growth was primarily boosted by OEM sales growth of 23.8%.

Revenue from our Materialise Medical segment increased from €37.9 million in the year ended December 31, 2016 to €42.8 million in the year ended December 31, 2017, representing an increase of €4.9 million, or 13.0%. Medical software growth was 16.5%, partner sales growth was 3.7% and direct sales growth was 12.3%. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 22.2%, while revenue from perpetual licenses and services increased by 5.6%, in line with the new sales model that was introduced in April 2014, whereby, except for research and academic centers, our medical software will generally be offered through time-based licenses (and no longer on a perpetual basis). Recurrent revenues from annual and renewed licenses and maintenance fees represented 68.7% of total medical software revenues in the year ended December 31, 2017, compared to 64.9% in the year ended December 31, 2016.

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

R&D, S&M and G&A expenses. R&D, S&M and G&A expenses increased, in the aggregate, 14.5% to €84.6 million in the year ended December 31, 2017 from €73.9 million in the year ended December 31, 2016. €2.5 million of the R&D, S&M and G&A expenses relate to the acquired ACTech business. Excluding the ACTech business, R&D expenses increased from €17.7 million to €20.0 million, S&M expenses increased from €36.2 million to €38.1 million, and G&A expenses (including €0.6 million of ACTech acquisition cost) increased from €20.0 million to €24.0 million.

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

Reconciliation of Net Profit to Segment EBITDA

	For the year ended December 31,
in 000€	2017*	2016
Net profit	(2,117)	(3,019)
Income taxes	522	1,710
Finance costs	4,728	2,437
Finance income	(3,210)	(2,039)
Share in loss of joint venture	469	1,018
Operating profit	392	107
Depreciation and amortization	12,576	8,374
Corporate research and development	2,017	1,673
Corporate headquarters costs	9,690	8,646
Other operating income (expense)	(1,910)	(3,928)
Segment EBITDA (unaudited)	22,765	14,872

B. Liquidity and Capital Resources

Prior to our initial public offering, we historically funded our operations principally from cash generated from operations and borrowings. On June 30, 2014, we completed our initial public offering of 8,000,000 ADSs at a public offering price of $12.00 per ADS, and received net proceeds of approximately $88.3 million. On July 19, 2018, we completed a private placement of 1,953,125 newly issued ordinary shares to BASF Antwerpen for gross proceeds of approximately $25 million. On July 27, 2018, we sold 3,450,000 ADSs in our follow-on public offering at a public offering price of $13.00 per ADS, and received net proceeds of approximately $40.2 million. As we continue to grow our business, we envision funding our operations through multiple sources, including the remaining proceeds from our initial public offering, our private placement to BASF Antwerpen and our follow-on offering, and future earnings and cash flow from operations and borrowings.

We expect our main uses of cash in the future will be funding our business operations, capital expenditures and loan reimbursements, acquisitions and partnerships. We believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next 12 months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this annual report titled “Item 3. Key Information—D. Risk Factors,” some of which are outside of our control. Macro-economic conditions could hinder our business plans, which could, in turn, adversely affect our financing strategy.

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2018, 2017 and 2016.

	For the year ended December 31,
in 000€	2018	2017*	2016
Net cash flow from operating activities	28,320	9,951	8,495
Net cash flow from/(used in) investing activities	(22,133)	(59,249)	(12,640)
Net cash flow from/(used in) financing activities	65,235	38,041	9,266
Net increase/decrease in cash and cash equivalents	71,422	(11,257)	5,121

Comparison of Years Ended December 31, 2018 and 2017

Net cash flow from operating activities was €28.3 million in the year ended December 31, 2018 compared to €10.0 million in the year ended December 31, 2017, an increase of €18.4 million, or 184.6%, resulting from the increase in EBITDA (€9.4 million) and additional cash flow from working capital and taxes paid (€8.5 million).

Net cash flow used in investing activities was €22.1 million in the year ended December 31, 2018 compared to €59.2 million in the year ended December 31, 2017, a decrease of €37.1 million, or 62.6%. During 2017, the main cash flow used in investing activities related to the ACTech acquisition.

Net cash flow from financing activities was €65.2 million in the year ended December 31, 2018 compared to €38.0 million in the year ended December 31, 2017, an increase of €27.2 million, or 71.6%. During 2018, the main cash flow from financing activity related to the follow-on public offering and BASF Antwerpen private placement in July 2018.

Comparison of Years Ended December 31, 2017 and 2016

Net cash flow from operating activities was €10.0 million in the year ended December 31, 2017 compared to €8.5 million in the year ended December 31, 2016, an increase of €1.5 million, or 17.1%. The increase in cash flow from operating activities was primarily the result of a higher EBITDA (an increase of €5.0 million), which was offset in part by increases in working capital and income taxes paid (€4.8 million).

Net cash flow used in investing activities was €59.2 million in the year ended December 31, 2017 compared to €12.6 million in the year ended December 31, 2016, an increase of €46.6 million, or 368.7%. The increase in cash flow used in investing activities was primarily due to the acquisition of the ACTech business (€27.2 million) and investments in land, buildings, machinery and equipment (€27.7 million).

Net cash flow from financing activities was €38.0 million in the year ended December 31, 2017 compared to €9.3 million in the year ended December 31, 2016, an increase of €28.8 million, or 310.5%. The fluctuation in cash flow used in or from financing activities was primarily related to increased proceeds from loans and borrowings of €54.3 million.

Investments in Property, Plant & Equipment and Intangible Assets

The table below describes our investments in property, plant & equipment and intangible assets for the years ended December 31, 2018, 2017 and 2016:

	For the year ended December 31,
in 000€	2018	2017*	2016
Purchase of property, plant and equipment	18,557	30,517	15,306
Purchase of intangible assets	2,344	4,467	2,342
Total	20,901	34,984	17,648

Indebtedness

As of December 31, 2018, we had loans and borrowings in the total amount of €106.0 million, with mainly fixed interest rates. These loans include secured bank loans used to finance the acquisition of ACTech, the construction of office and production facilities in Belgium and Poland, the acquisition of production equipment and installations, and research and development projects.

The following table sets forth our principal indebtedness:

	As of December 31
in 000€	2018	2017	2016
K€28,000 acquisition bank loan	24,576	27,513	—
K€18,000 secured bank loans	17,739	17,575	6,404
K€10,000 EIB bank loan	10,000	—	—
K€12,300 bank loans ACTech	12,300	9,247	—
K€8,750 other facility loans	4,299	4,982	5,411
Bank investment loans - top 20 outstanding	23,801	21,441	9,467
Bank investment loans - other	3,808	2,289	2,927
Financial lease agreements	6,809	9,164	7,395
Institutional loan	1,492	1,105	936
Convertible bonds	1,000	1,000	1,000
Related party loan	214	241	266
Total loans and borrowings	106,038	94,557	33,806
Current	13,598	12,769	5,539
Non-Current	92,440	81,788	28,267

K€28,000 Acquisition loan (balance €24.6 million as of December 31, 2018)

This bank loan has been concluded in October 2017 to finance the acquisition of ACTech. The loan includes a portion of €18.0 million, repayable monthly over seven years, and a bullet portion of €10.0 million, payable at once in October 2024. The interest rate is fixed for the duration of the loan, and amounts to 1.1% on average for both portions. The bank loans are secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants.

K€18,000 secured bank loans

These two secured bank loans have been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to €12.0 million (drawn as of year-end 2018: €11.7 million; as of year-end 2017: €11.6 million), and with repayments only starting in December 2022. The agreement for the Polish facility financing amounts to €6.0 million (fully drawn as of year-end 2018; as of year-end 2017: €6.0 million), and with repayments only starting in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loans are secured with a mortgage mandate on the Belgian facility buildings.

K€10,000 EIB bank loan

On December 20, 2017, we entered into a finance contract with the European Investment Bank, or EIB, to finance future research and development programs. The contract provides a credit of up to €35.0 million drawable in two tranches. As part of the first tranche, an amount of €10.0 million was drawn in July of 2018. The duration of the loan will be between six to eight years, and includes a two-year loan repayment grace period. Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The margin is initially equal to 1.86% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech business were refinanced in their entirety for an aggregate amount of €9.3 million, with the maturity adjusted to May 2025 and the first repayments beginning in August 2020. The interest rate was fixed at approximately 1.6%, and pledges including a €4.7 milllion mortgage on ACTech’s facilities and guaranteed by Materialise NV. In addition, a new investment credit of €3.0 million was obtained from Commerzbank in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%.

K€8,750—Other facility loans

Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (€2.0 million, €0.3 million and €5.0 million respectively) and another loan for the Czech Republic offices in 2008 (€1.8 million). The aggregate balance of the four loans amounted to €4.3 million as of December 31, 2018. All loans have a repayment schedule of 15 years and interest rates are fixed between 4.3% and 5.4% for the four loans.

Bank investment loans

The 20 largest of these investment loans outstanding as of December 31, 2018 amount to a balance of €23.8 million. They were agreed in 2017, 2016 and prior years to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

Finance lease obligations with third parties

We have several finance lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2018 the balance of these financial lease agreements amounts to €6.8 million, and are mostly at fixed interest rates with weighted average below 2%.

K€2,000 institutional loan

This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of €2.0 million. The loan is repayable over a four year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter. As of December 31, 2018, €1.9 million has been drawn with an outstanding balance of €1.5 million.

K€1,000 convertible bonds held by related party

On October 28, 2013, we issued 1,000 convertible bonds with a related party for a total amount of €1.0 million. The bonds have been fully subscribed by a member of our senior management.

The conditions of the convertible bonds are summarized as follows:

•	Number of convertible bonds: 1,000

•	Nominal value per bond: €1,000

•	Contractual life: seven years

•	Interest: 3.7% per year

•	Conversion period: from January 1, 2017 until maturity

•	Conversion price: €1.97 per share

The maximum number of ordinary shares that can be issued upon conversion is 508,904.

We have estimated the fair value of a similar liability however without any conversion option by reference to a number of quoted peers in Belgium. The fair value was estimated at €0.9 million. Upon initial recognition, an amount of €93,000 was recognized in consolidated reserves reflecting the fair value of the conversion option.

Finance lease obligations with related parties

In October 2001, we entered into a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease had a term of 15 years and included a purchase option for the land and the building. We determined that this lease was a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that we would exercise our purchase option. The amounts outstanding as of December 31, 2018 is €0.0 (2017: €0.0; 2016: €74,000). The interest expense for the year 2018 is €0.0 (2017: €0.0; 2016: €4,000). The term of the lease expired on September 20, 2016 and we exercised a purchase option in respect of the land and building. The notary deed transferring the land and building was completed in the course of 2017.

Related party loan

Ailanthus NV has granted us one other loan at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amounts outstanding as of December 31, 2018 is €0.2 million (2017: €0.2 million; 2016: €0.3 million). The interest expense for the year ended December 31, 2018 is €10,000 (2017: €11,000; 2016: €12,000).

Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2018, 2017 and 2016 were €115.5 million, €43.2 million and €55.9 million, respectively. Our unused lines of credit as of December 31, 2018, 2017 and 2016 were €1.0 million, €4.5 million and €3.1 million, respectively, and primarily consisted of overdraft facilities and a straight loan. This amount excludes the facility agreement with EIB, described below.

On December 20, 2017, EIB and Materialise entered into a finance contract to support Materialise’s ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to €35.0 million drawable in two tranches. The first tranche could not exceed €25.0 million and could be drawn during the first year of the contract. We drew €10.0 million of this first tranche in July 2018. The second tranche can be drawn during the second year of the contract, subject to a specified debt ratio being met. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The margin is initially equal to 1.86% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from Ukraine are subject to obtaining a specific permit. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2018, 2017 and 2016, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

C. Research and Development, Patents and Licenses

For information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

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

F. Tabular Disclosure of Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2018:

in 000€	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Loans and borrowings	99,229	10,769	35,996	30,306	22,158
Financial lease commitments	6,809	2,829	3,236	604	140
Scheduled interest payments(1)	8,059	894	2,867	2,726	1,572
Operating lease commitments	5,441	2,053	2,302	784	302
Purchase obligations	6,383	5,656	707	20	0
Total	125,921	22,201	45,108	34,440	24,172

(1)	Scheduled interest payments comprises the interest payable on loans and borrowings and financial lease commitments. No interest is payable on the other contractual obligations in the above table.

In relation to our property, plant & equipment, we had committed expenditures of €0.7 million as of December 31, 2017, related to the purchase of land in Germany. In the course of 2018, this commitment was fulfilled and the land was purchased. As of the end of December 31, 2018, we had no significant purchase commitments related to property, plant & equipment.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Information” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information with respect to the current members of our board of directors and senior management:

Name	Age	Position
Directors:
Wilfried Vancraen	57	Founder, Director & Chief Executive Officer
Peter Leys	54	Executive Chairman
A Tre C CVOA, represented by Johan De Lille	56	Director
Hilde Ingelaere	57	Director & Executive Vice President
Pol Ingelaere	83	Director
Jürgen Ingels	48	Director
Jos Vander Sloten	56	Director
Lieve Verplancke	59	Director
Bart Luyten	43	Director
Volker Hammes	56	Director
Senior Management and Executive Committee Members:
Wilfried Vancraen	57	Founder, Director & Chief Executive Officer
Peter Leys	54	Executive Chairman
Hilde Ingelaere	56	Director & Executive Vice President
Seaquence BVBA, represented by Johan Pauwels	51	Executive Vice President
Bart Van der Schueren	52	Executive Vice President, Chief Technology Officer
Alfinco BVBA, represented by Johan Albrecht	55	Executive Vice President, Chief Financial Officer
Ioberan BVBA, represented by Stefaan Motte	44	Vice President, Materialise Software segment
De Vet Management bvba, represented by Brigitte de Vet-Veithen	48	Vice President, Materialise Medical segment
Level 5 BVBA, represented by Jurgen Laudus	40	Vice President, Materialise Manufacturing segment
Eduard Crits	60	Chief Information Officer
SoHo services, represented by Conny Hooghe	53	Vice President, Human Resources
Carla Van Steenbergen	44	Vice President, Chief Legal Officer

Volker Hammes was appointed as a director through the extraordinary general meeting of shareholders on November 28, 2018. Each of our other current directors was appointed at the 2018 annual general meeting of shareholders. The term of the directorship of each member of our board of directors will expire at the 2019 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium. Our board of directors has determined that three members of our board of directors, Jürgen Ingels, Lieve Verplancke and A Tre C CVOA, represented by Johan De Lille are independent under Belgian law and the NASDAQ Stock Market listing requirements.

The following is a brief summary of the business experience of the current members of our board of directors:

Wilfried Vancraen. Wilfried Vancraen has served as one of our directors and as our Chief Executive Officer since founding our company in July 1990. Mr. Vancraen previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he was introduced to 3D printing. Passionate about this new technology and firm in his belief that it could help create a better and healthier world, he founded Materialise in July 1990. Mr. Vancraen holds several patents related to the technical and medical applications of 3D printing and remains committed to using the technology to make positive changes in people’s lives. In recent years, Mr. Vancraen has been awarded the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, has been selected as the most influential person in additive manufacturing by industry professionals and TCT Magazine, and has been listed one of the five leading players in his sector by the Financial Times. He is also the recipient of a 2013 Visionaries! award from the Museum of Art and Design in New York. Mr. Vancraen holds a Master of Science in Electro-Mechanical Engineering and a Master in Business Administration from KU Leuven. Wilfried Vancraen was chosen in the TCT Hall of Fame in 2017 for his contributions to the 3D printing industry. In 2018, he was chosen by the Additive Manufacturing Users Group (AMUG) as the Innovators Showcase and received the Industry Dino Award.

Peter Leys. Peter Leys has served as one of our directors and as our Executive Chairman since 2013. Previously, from 1990 to 2013, Mr. Leys was at the Brussels office of Baker & McKenzie CVBA, where he focused on mergers and acquisitions, and capital markets. Mr. Leys lectures a contract negotiation course at the KU Leuven. Mr. Leys holds a Candidacy Degree in Philosophy from KU Leuven and Master of Law degrees from KU Leuven and the University of Georgia.

Johan De Lille. Johan De Lille has represented A Tre C CVOA as one of our directors since July 2006, and A Tre C CVOA has been an independent director of Materialise since 2006. Mr. De Lille started his professional career as an auditor at Arthur Andersen LLP in 1988. In 1994, he became Vice President & Group Controller of Ackermans & van Haaren NV, a Belgian public holding company. In 1999, he became Chief Financial Officer of Easdaq/Nasdaq Europe and took on the role of Chief Financial Officer of Option NV, a Belgian public technology company, in 2001. Mr. De Lille joined Delhaize Group, a Belgian public company, as Vice President & Controller in September 2002, and later became Chief Internal Auditor of the Delhaize Group in August 2006, and Chief Financial Officer of Delhaize Belgium in January 2009. Since 2013, Mr. De Lille has acted as Chief Financial & Information Officer of BMT Group, an industrial family owned holding company active in high-precision machining. Mr. De Lille serves as an independent director on the board of directors of Boma NV, a Belgian private company specializing in cleaning products. In 1988, Mr. De Lille was the award winner for the best final paper of the Department of Economics from KU Leuven. In 2010, he received the CFO Magazine Award for the Best Finance Team of the year for Working Capital in Belgium. Mr. De Lille holds a Master’s degree in Economics, with a major in Econometrics and Mathematical Economics, from KU Leuven.

Hilde Ingelaere. Hilde Ingelaere co-founded Materialise in 1990, together with the company’s Chief Executive Officer, Wilfried Vancraen, and has served as one of our directors since 1997. In her early years at Materialise, Ms. Ingelaere managed several staff departments including human resources, finance and legal. Today as the Executive Vice President of Materialise, she plays an important role in strategic negotiations with a focus on partnerships and applications in the medical domain. Prior to joining Materialise, Ms. Ingelaere conducted cardiovascular clinical research at Bristol-Myers Squibb from 1986 to 1989. She then worked as a business analyst with Plant Genetic Systems from 1989 to 1992. Ms. Ingelaere holds a Master’s degree in Bioengineering from KU Leuven, where she focused on Biotechnology, and a Master’s degree in Business Administration from KU Leuven.

Pol Ingelaere. Pol Ingelaere has served as one of our directors since 2011. Mr. Ingelaere has been involved for many years in education and the sciences, teaching physics, chemistry and biology to final grade college students in Belgium. In 1981 Mr. Ingelaere was appointed as an inspector for all science teachers in West Flanders, Belgium. Mr. Ingelaere has been an active member of a number of educational commissions. Mr. Ingelaere holds a Master’s degree in Biology from the University of Ghent and an International Certificate in Human Ecology from the Free University of Brussels.

Jürgen Ingels. Jürgen Ingels has served as one of our independent directors since November 2013. Mr. Ingels is Founder and Managing Partner of SmartFin Capital, a growth stage private equity fund that was set up in December 2014. In October 2014, Mr. Ingels sold Clear2Pay NV/S.A., a global innovative payments software technology company he founded in 2000, to FIS Global. The clients of Clear2Pay include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The U.S. Federal Reserve, Royal Bank of Scotland, The People’s Bank of China (PBOC). In 2012 Mr. Ingels co-founded NGdata, Inc., a global big data technology company. Mr. Ingels started his career in private equity in 1997 at Dexia NV/S.A., where his role was focused on investing in technology companies. Mr. Ingels currently serves as a director on the board of directors for UnifiedPost NV, Guardsquare NV, Projective NV, Itineris NV, Newtec NV, Itiviti AB, Willemen Groep, Ghelamco NV, WDP (Euronext), Vavato and Maria DB. In 2015, Mr. Ingels co-founded The Glue, a provider of infrastructure solutions for financial institutions. In 2016 Mr. Ingels founded B-Hive, a European fintech hub based in Brussels. In 2018, Mr. Ingels founded Scale-Ups.eu and organized Supernova, a four-day technology event in Antwerp with over 30.000 visitors. Mr. Ingels holds a Master’s degree in Business Administration and a Master’s degree in Political and Social Sciences from the University of Antwerp.

Jos Vander Sloten. Jos Vander Sloten has served as one of our directors since January 2007. Mr. Vander Sloten is a full professor at the Faculty of Engineering Science, KU Leuven and chaired the Division of Biomechanics for two terms from 2006 to 2014. He chaired the Leuven Medical Technology Centre (L-MTC), which he founded in 2008 until the end of his two terms in 2016. Mr. Vander Sloten teaches engineering mechanics, problem solving and engineering design, computer integrated surgery systems, and medical device design including regulatory affairs. From 2006 to 2012, he served as program director of the Master in Biomedical Engineering at KU Leuven. His research interests are computer applications in musculoskeletal biomechanics and computer integrated surgery, on which he authored more than 160 journal papers. Mr. Vander Sloten is a Founding Fellow of the European Alliance for Medical and Biological Engineering and Science, where he previously served as president in 2006, president-elect in 2005 and secretary-general from 2003 to 2004. In 2015, he was elected as a member of the International Academy for Medical and Biological Engineering. Mr. Vander Sloten holds a Master’s degree in Mechanical Engineering and a PhD in Mechanical Engineering – Biomedical Engineering from KU Leuven. Since 2016, he is Vice-Dean for International Affairs at the Faculty of Engineering Science, KU Leuven.

Lieve Verplancke. Godelieve (Lieve) Verplancke has served as one of our independent directors since June 2015. Ms. Verplancke began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary, until 2012. Ms. Verplancke has also served as a board member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, the Euronext fund, Quest for Growth, MDxHealth and the Stichting tegen Kanker. She is also the founder and managing director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD – KU Leuven), Ms. Verplancke holds a postgraduate degree in Economics and a Master in Business Administration from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

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

Volker Hammes. Volker Hammes, has served as one of our directors since November 2018. Mr. Hammes has served as a Managing Director of BASF New Business GmbH, a subsidiary of BASF SE, the German chemical conglomerate (FWB: BAS), since January 2016 and a Managing Director of BASF 3D Printing Solutions GmbH, another subsidiary of BASF, since August 2017. Between 2012 and 2016, Mr. Hammes also served as director or officer of various BASF affiliates, including as Chief Executive Officer and Managing Director, Head of Business Center Turkey, Middle East and North Africa of BASF Turk Kimya San. Ltd. Sti. In addition, Mr. Hammes has served as a director on the boards of directors of BigRep GmbH, a manufacturer of 3D printers, since December 2017 and Essentium Inc., a provider of industrial 3D printing solutions, since December 2017. Mr. Hammes holds a Master of Science degree in Mechanical Engineering, Polymer Technology from RWTH Aachen.

Our board of directors has established an Executive Committee, within the meaning of article 524bis of the Belgian Companies Code. The following is a brief summary of the professional experience of the members of our Executive Committee, which was established effective as of January 1, 2017:

Johan Pauwels. Johan Pauwels has served as an Executive Vice President of our company since January 2011 and has been with our company since our founding. In 1990, Mr. Pauwels completed his Master’s thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Mr. Pauwels stayed on with our company, focusing on software development to support our 3D printing services. Throughout his career with our company, Mr. Pauwels has held several positions, including Software Sales Manager and Director of Sales, and is currently an Executive Vice President responsible for global sales organization and our sales offices around the world. Mr. Pauwels holds a Master’s degree in Electro-Mechanical Engineering from KU Leuven.

Bart Van der Schueren. Bart Van der Schueren has served as an Executive Vice President of our company since January 2011 and as our Chief Technology Officer since 2016. Prior to joining Materialise, Mr. Van der Schueren was at KU Leuven as a liaison engineer for the newly founded Materialise and established the basic research activities for the company while also founding the research activities in 3D printing at the KU Leuven. Mr. Van der Schueren then went on to obtain a PhD in selective laser metal sintering. In 1995, Mr. Van der Schueren officially joined Materialise and ran the service bureau. Over the years, his dedication and expertise has grown the service bureau from a regional player to one of the most prominent additive manufacturing facilities in Europe. In 2011, Mr. Van der Schueren became an Executive Vice President of our company, responsible for the Materialise Manufacturing segment and focusing on production and engineering services. Since 2018, Mr. Van der Schueren is globally responsible for the research activities of Materialise. Mr. Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Master’s degree in Mechanical Engineering from KU Leuven.

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

Brigitte de Vet-Veithen. Brigitte de Vet-Veithen has represented De Vet Management bvba as Vice President Medical since June 2016. Mrs de Vet-Veithen has 20 years of experience in the Healthcare and Life Sciences Sector. She has worked in various management roles for Johnson & Johnson, ultimately serving as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis in Germany. Before joining Materialise she has held various leadership roles as representative of De Vet Management bvba including the role of Chief Executive Officer of Acertys group, a provider of medical devices, software, services and supplies to hospitals and medical professionals. Mrs de Vet-Veithen holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.

Jurgen Laudus. Jurgen Laudus serves as Vice-President of our Materialise Manufacturing segment. Mr. Laudus joined us in August 2001 as project manager and continued to our U.K. office to become Rapid Tooling manager in 2003. For two years, Mr Jurgen was responsible for both our Rapid Tooling sales support and production management. In 2005, Mr Jurgen returned to Belgium to become international production manager for our additive manufacturing services and later on sales manager, playing an active role in the growth of the additive manufacturing production activities of Materialise. Mr. Laudus holds a Master of Science degree in Engineering from the KU Leuven.

Eddy Crits. Eduard (Eddy) Crits has served as our Chief Information Officer since August 2018. For the past 30 years of his career, Mr. Crits held managerial and executive positions in ICT, Product Development, Operations and Engineering in global technological companies such as Agfa, IPTE and IBA. Mr. Crits holds a PhD degree in Physics from KU Leuven and an Executive MBA degree from the University of Antwerp.

Conny Hooghe. Conny Hooghe represented SoHo Services as our Global HR Director since September 2017. She holds a Master of Industrial Psychology from the University of Ghent. Previously she has held several human resources management positions within technological oriented or IT companies like Wolters Kluwer, Fujitsu Services and Atos Origin.

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

B. Compensation

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2018, only the directorships of Mr. Vancraen, Mr. Leys, Ms. Ingelaere, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten and of Ms. Verplancke were remunerated. See “—Compensation of Senior Management and Executive Committee” for more information about the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere. During the year ended December 31, 2018, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten and Ms. Verplancke each received annual remuneration equal to €10,000. In addition, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten and Ms. Verplancke each received a remuneration of €1,250 per physical board meeting that he or she attends and €625 for each board meeting held via conference call (lasting more than one hour) that he or she attends.

In addition, the Chairman of the Audit Committee and the Chairman of the Remuneration and Nomination Committee received annual remuneration of €7,500 and €2,500, respectively. Each independent member (including the Chairman) of the Audit Committee or the Remuneration and Nomination Committee received a remuneration of €1,250 for each physical committee meeting that he or she attends, and €625 for each committee meeting that is held via conference call (lasting more than one hour) and that he or she attends. The Remuneration and Nomination Committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, our board of directors sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the board of directors committees and the rules for reimbursement of directors’ business-related out-of-pocket expenses.

Compensation of Senior Management and Executive Committee

In 2018, our senior management received in the aggregate total gross compensation of €2.41 million, which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere and the compensation for the members of the Executive Committee.

We have entered into services agreements (Contracts for Paid Office as a member of the Executive Committee) with each member of our Executive Committee. The terms of these agreements are substantially similar. These agreements generally provide for an annual base salary. In addition to the fixed remuneration components, under the terms of these agreements, members of our Executive Committee are entitled to certain additional benefits (including mobile phone and director and officer liability insurance) and reimbursement of necessary and reasonable expenses. These services agreements with members of our Executive Committee provide for payments and benefits (including upon termination of employment) that we believe are in line with customary market practice for similar companies who are operating in our industry.

C. Board Practices

Service Contracts

Except as described above under “—B. Compensation—Compensation of Senior Management and Executive Committee,” we do not have service contracts with any member of our board of directors or Executive Committee.

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

D. Employees

The table below sets out information about the number of FTEs and fully dedicated consultants, which consultants included individual professionals who are registered as private entrepreneurs in Ukraine and who work exclusively with our company. FTEs who are a part of one or more of our three core competencies are allocated to one of our segments and therefore included in our segment reporting.

	For the year ended December 31,
	2018(1)	2017(2)	2016
Total	2,009	1,862	1,432
Segments:
Materialise Software	273	256	251
Materialise Medical	634	542	523
Materialise Manufacturing	783	775	426
Additional staff	319	289	232

(1)	Includes 349 ACTech FTEs.
(2)	Includes 341 ACTech FTEs.

We currently do not have a work council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

E. Share Ownership

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 12, 2019, for each member of our board of directors and senior management as of April 12, 2019:

	Ordinary Shares Beneficially Owned as of April 12, 2019
Name of beneficial owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,068,964	62.5
Peter Leys(4)	576,404	1.1
A Tre C CVOA, represented by Johan De Lille(5)	—	—
Pol Ingelaere(6)	13,988	*
Jürgen Ingels(7)	11,007	*
Jos Vander Sloten	12,000	*
Lieve Verplancke	—	—
Hilde Ingelaere(3)	33,068,964	62.5
Bart Luyten	—	—
Volker Hammes	—	—
Johan Pauwels(8)	181,688	*
Bart Van der Schueren(9)	202,552	*
Johan Albrecht	—	—
Jurgen Laudus(10)	16,345	*
Carla Van Steenbergen(11)	29,264	*
Stefaan Motte(12)	1,500	*
Brigitte de Vet-Veithen	—	—
Conny Hooghe	—	—
Eddy Crits	—	—

*	Less than 1%
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 12, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(3)

Consists of (i) 5,331,164 ordinary shares held by Mr. Vancraen, (ii) 277,500 ordinary shares held by Ms. Ingelaere, (iii) 10,000 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares. Does not include (i) 1,125 warrants issued and granted to Mr. Vancraen or 1,125 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares and 4,500 ordinary shares, respectively, at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018 and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Vancraen or 15,000 warrants issued and granted to Ms. Ingelaere under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares and 15,000 ordinary shares, respectively, at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(4)

Consists of (i) 67,500 ADSs and (ii) 508,904 ordinary shares issuable upon conversion of 1,000 convertible bonds which have been issued to and subscribed by Mr. Leys and Ms. Kindt and which can be converted at a conversion price of €1.97 per share and mature in 2020. Does not include (i) 54,635 warrants issued and granted to Mr. Leys under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 218,540 ordinary shares at €1.97 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, or (ii) 15,000 warrants issued and granted to Mr. Leys under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(5)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(6)	Consists of 13,988 ADSs held by Mr. Ingelaere and Mr. Ingelaere’s spouse Anne Verfaillie.
(7)	Consists of 11,007 ADSs held by Jinvest BVBA. The address for Jinvest BVBA is Clemenceauxstraat 177A, 2860 Sint-Katelijne-Waver, Belgium.
(8)

Consists of (i) 159,688 ordinary shares held jointly with Mr. Pauwels’ spouse Kristine Van Muylder and (ii) 22,000 ADSs held jointly with Ms. Van Muylder. Mr. Pauwels and Ms. Van Muylder may be deemed to share voting power and investment power over these shares. Does not include (i) 750 warrants issued and granted to Mr. Pauwels under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 3,000 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, and (ii) 18,180 warrants issued and granted to Mr. Pauwels under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.

(9)

Consists of (i) 197,552 ordinary shares held by Mr. Van der Schueren and (ii) 5000 ADSs held by Mr. Van der Scheuren. Does not include (i) 1,125 warrants issued and granted to Mr. Van der Schueren under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Van der Schueren under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Van der Schueren under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(10)

Consists of (i) 6,045 ordinary shares held by Mr. Laudus and (ii) 10,300 ADSs held by Mr. Laudus. Does not include (i) 750 warrants issued and granted to Mr. Laudus under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 3,000 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, (ii) 13,635 warrants issued and granted to Mr. Laudus under the 2014 Warrant Plan, which warrants are exercisable for 13,635 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Laudus under the 2015 Warrant Plan, which warrants are exercisable for 4,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(11)

Consists of (i) 27,764 ordinary shares held by Ms. Van Steenbergen and (ii) 1,500 ADSs held by Ms. Van Steenbergen. Does not include (i) 1,125 warrants issued and granted to Ms. Van Steenbergen under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, (ii) 18,180 warrants issued and granted to Ms. Van Steenbergen under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Ms. Van Steenbergen under the 2015 Warrant Plan, which warrants are exercisable for 4,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(12)

Consists of 1,500 ADSs held by Mr. Motte. Does not include (i) 1,125 warrants issued and granted to Mr. Motte under the 2013 Warrant Plan that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Motte under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 5,000 warrants issued and granted to Mr. Motte under the 2015 Warrant Plan, which warrants are exercisable for 5,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 12, 2019, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially Owned as of April 12, 2019
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,068,964	62.5
Hilde Ingelaere(3)	33,068,964	62.5

(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 12, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(3)

Consists of (i) 5,331,164 ordinary shares held by Mr. Vancraen, (ii) 277,500 ordinary shares held by Ms. Ingelaere, (iii) 10,000 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares. Does not include (i) 1,125 warrants issued and granted to Mr. Vancraen or 1,125 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares and 4,500 ordinary shares, respectively, at €2.14 per share, which vest in thirds on a yearly basis beginning in October 2018 and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Vancraen or 15,000 warrants issued and granted to Ms. Ingelaere under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares and 15,000 ordinary shares, respectively, at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

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

As of December 31, 2018, there were 104 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of December 31, 2018, 68% of our outstanding ordinary shares were held in Belgium by 104 holders of record. As of December 31, 2018, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 32% of our outstanding ordinary shares were held in the United States by one holder of record, the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 16,940,070 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 32% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holder whose shares may be held in trust by other entities.

B. Related Party Transactions

Since January 1, 2018, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and “—A. Major Shareholders,” and the transactions we describe below.

Ailanthus NV

Ailanthus NV, a shareholder and director that is owned and controlled by Mr. Vancraen and Ms. Ingelaere, has previously provided several loans and financial leases to us for the purchase of machinery and a portion of our office and production buildings.

Ailanthus NV has granted us one loan at a fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. For additional information, see Note 15 to our audited consolidated financial statements.

We rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2018 was €0.12 million.

Convertible Bonds Issuance

On October 28, 2013, we issued to Mr. Leys and his spouse 1,000 convertible bonds at an issuance price of €1,000 per bond. The bonds have a maturity of seven years, bear an annual interest rate of 3.7% and can be converted into ordinary shares at a conversion price of €1.97 per share.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 3.A. Key Information—A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal or Arbitration Proceedings

From time to time, we may be subject to various claims or legal or arbitration proceedings that arise in the ordinary course of our business. We are currently involved in a legal proceeding with Dentsply Implants NV regarding the alleged wrongful termination of a supply agreement we entered into with Dentsply Implants NV in 2010. The court of first instance ruled in favor of Dentsply Implants NV that we have wrongfully terminated the relationship. We have appealed this decision before the court has pronounced itself on the monetary damages. The amount of damages which Dentsply Implants NV is claiming is €2.7 million. While we are confident that the first instance decision will be overruled, we believe that, in the event that the first instance decision would be confirmed, the amount of monetary damages that we would be exposed to will not have a material adverse effect on our business, financial conditions or results of operations.

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

On March 5, 2015, the board of directors increased the share capital of Materialise NV by €578,917 (including issuance premium) against the issuance of 80,182 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014.

On December 18, 2015, the board of directors adopted a new warrant plan, our 2015 Warrant Plan, and issued 1,400,000 warrants, which warrants are exercisable for 1,400,000 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014. As of December 31, 2018, 352,000 of the warrants were granted.

On March 30, 2018, the board of directors increased the share capital of Materialise NV by €207,263.05 (including issuance premium) against the issuance of 102,856 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014.

On July 18, 2018, the board of directors decided to increase the share capital of Materialise NV, which capital increase was confirmed on July 26 and July 27, 2018, by €33,361,847.73 (including issuance premium) and €4,993,171.73 (including issuance premium), respectively, against the issuance of 3,000,000 and 450,000 new ordinary shares, respectively, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014.

On July 19, 2018, the board of directors increased the share capital of Materialise NV by €21,531,306.52 (including issuance premium) against the issuance of 1,953,125 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014.

On December 28, 2018, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2013 Warrant Plan and the 2014 Warrant Plan by €40,778.50 (including issuance premium) and €354,532.02 (including issuance premium), respectively, against the issuance of 19,100 and 40,242 new ordinary shares, respectively, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014.

C. Material Contracts

We have not entered into any material contracts in the prior two years other than in the ordinary course of business and other than those described elsewhere in “—B. Memorandum and Articles of Association,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report.

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

Relief of Belgian Dividend Withholding Tax

Under the Belgium-United States Tax Treaty, or the Treaty, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (which we refer to as a Qualifying Holder). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is: (i) a company that is a resident of the United States that has owned directly ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Centre Etrangers, Kruidtuinlaan 50, PO 3429, 1000 Brussels, Belgium or online on the website of the Belgian tax authorities. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend is paid. U.S. holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

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

Under Belgian domestic tax law, a withholding tax exemption is available to dividends paid to a non-resident corporate shareholder (located in the EEA or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) provided that (i) at the date of payment or attribution of the dividend it holds a participation in our company representing at least 10% of our share capital, (ii) this holding has been held in full ownership for an uninterrupted period of at least one year, (iii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a notably advantageous tax regime as compared to the ordinary income tax regime and (iv) its legal form is (similar to one of the legal forms) listed in the annex of the E.U. directive dated 23 July 1990 (90/435/EC) as amended by the directive of 22 December 2003 (2003/123/EC). This reduced withholding tax will apply provided that certain procedural formalities are complied with.

Finally, a withholding tax exemption is available, pursuant to Belgian domestic tax law, to dividends paid to a non-resident corporate shareholder (located in the EEA or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that at the date of payment or attribution of the dividend it holds a participation in our company representing less than 10%

of our share capital but the acquisition value of which is at least €2.5 million and provided that certain other conditions are met, i.e., that (i) this holding has been held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a notably advantageous tax regime as compared to the ordinary income tax regime, and (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated 30 November 2011 (2011/96/EU) as amended by the directive of 8 July 2014 (2014/86/EU). This reduced withholding tax will apply only if and to the extent that the ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to below and subject to certain procedural formalities.

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

However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will in principle be taxable at 33%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

Capital gains realized by such individual Holders on the disposal of ADSs for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity who is established outside the EEA, are in principle taxable at a rate of 16.5% if, at any time during the five years preceding the sale, such individual Holders has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

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

The applicable rate amounts to 0.35% of the consideration paid but with a cap of €1,600 per transaction and per party. The tax is due separately from each party to any such transaction, i.e., the seller (transferor) and the purchaser (transferee), both collected by the professional intermediary.

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

No stock exchange tax, nor tax on repurchase transactions is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account, or (v) regulated real estate companies (for the stock exchange tax only).

No stock exchange tax, nor tax on repurchase transactions will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

Belgian Tax on Securities Accounts

Pursuant to the law of February 7, 2018 introducing a tax on securities accounts, a tax of 0.15%. is levied on Belgian resident and non-resident individuals on their share in the average value of the qualifying financial instruments (including but not limited to shares, certificates thereof, notes and units of undertakings for collective investment) held on one or more securities accounts during a reference period of 12 consecutive months starting on October 1 and ending on September 30 of the subsequent year (which we refer to as Tax on Securities Accounts). The first reference period started on the day of entry into effect of the Law (i.e., March 10, 2018) and ended on September 30, 2018.

No Tax on Securities Accounts is due provided the holder’s share in the average value of the qualifying financial instruments on those accounts amounts to less than €500,000. If, however, the holder’s share in the average value of the qualifying financial instruments on those accounts amounts to €500,000 or more, the Tax on Securities Accounts will be due on the entire share of the holder in the average value of the qualifying financial instruments on those accounts (and, hence, not only on the part which exceeds the €500,000 threshold).

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

The Tax on Securities Accounts is in principle due by the financial intermediary established or located in Belgium if (i) the holder’s share in the average value of the qualifying financial instruments held on one or more securities accounts with said intermediary amounts to €500,000 or more or (ii) the holder instructed the financial intermediary to levy the Tax on Securities Accounts due (e.g. in case such holder holds qualifying financial instruments on several securities accounts held with multiple intermediaries of which the average value does not amount to €500,000 or more, but of which the holder’s share in the total average value of these accounts amounts to at least €500,000). Otherwise, the Tax on Securities Accounts would have to be declared and would be due by the holder itself unless the holder provides evidence that the Tax on Securities Accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium could appoint a Tax on the Securities Accounts representative in Belgium, subject to certain conditions and formalities (which we refer to as a Tax on the Securities Accounts Representative). Such a Tax on the Securities Accounts Representative will then be liable towards the Belgian Treasury for the Tax on the Securities Accounts due and for complying with certain reporting obligations in that respect.

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

Proposed Financial Transactions Tax

On February 14, 2013, the European Commission has published a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia, Estonia and Slovakia, or collectively, the Participating Member States. On December 8, 2015, Estonia declared that it will no longer support the FTT.

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

Currently, the proposed FTT remains subject to further negotiations between the Participating Member States (excluding Estonia). It may therefore be adjusted prior to any implementation, of which the timing and fate remains unclear. Moreover, additional E.U. Member States could decide to participate or drop out of the negotiations. Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT.

U.S. Taxation

The following is a discussion of the material U.S. federal income tax considerations to U.S. holders (as defined below) of acquiring, holding and disposing of the ADSs. The following discussion applies only to U.S. holders that purchase ADSs, will hold ADSs as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and that are not residents of, or ordinarily resident in, Belgium for tax purposes nor hold their ADSs as part of a permanent establishment in Belgium. The discussion also does not address any aspect of U.S. federal taxation other than U.S. federal income taxation. In particular, this summary does not address all tax considerations applicable to investors that own (directly or by attribution) 10% or more of our stock by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, investors liable for the alternative minimum tax, certain U.S. expatriates, individual retirement accounts and other tax-deferred accounts, partnerships or other pass-through entities for U.S. federal income tax purposes, tax-exempt organizations, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting, investors that will hold the ADSs as part of constructive sales, straddles, hedging, integrated or conversion transactions for U.S. federal income tax purposes or investors whose “functional currency” is not the U.S. dollar).

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

Distributions by Us

Subject to the application of the PFIC rules discussed below, the U.S. dollar value of distributions paid by us (including the amount of any taxes withheld) out of its earnings and profits, as determined under U.S. federal income tax principles, will be subject to tax as foreign source ordinary dividend income and will be includible in your gross income upon receipt by the Depositary. However, we do not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by us with respect to ordinary shares or ADSs will constitute ordinary dividend income. Subject to applicable limitations, so long as the ADSs are regularly traded on the NASDAQ Global Select Market, we expect that dividends paid by us will be classified as “qualified dividend income” generally subject to tax at lower rates than other items of ordinary income when received by individuals and other non-corporate U.S. holders. Dividends received on the ordinary shares or ADSs will not be eligible for the dividends received deduction allowed to corporations receiving dividends from U.S. corporations.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for the tax year ended December 31, 2018, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2019, or for the foreseeable future. However, the application of the relevant rules to our businesses is not entirely clear and certain aspects of the relevant tests will be outside our control; therefore, no assurance can be given that we will not be a PFIC for any taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.

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

Our SEC filings, including the registration statement, are available to you on the SEC’s website at http://www.sec.gov.

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

Interest Rate Risk

Although we mainly have loans outstanding with a fixed interest rate, some of the loans have been contracted with variable interest rates. The most significant loans with variable interest rates have been secured by means of a variable to fixed interest rate swap. We therefore believe that we are not materially affected by changes in interest rates. For information with respect to the interest rate swaps, see Note 20 to our audited consolidated financial statements.

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be highly inflationary. In the years ended December 31, 2018, 2017 and 2016, 30%, 31% and 32% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income. We primarily have exposure to the U.S. dollar, British pound and Japanese yen as foreign currency.

During 2018, the impact of changes in foreign currency rates on the cash and term accounts held in U.S. dollars funded through the initial public offering proceeds was positive for an amount of €0.7 million. If the U.S. dollar (rate for €1) would have appreciated by 10%, the net result would have been €1.6 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been €1.3 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.

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

Customer credit risk is managed by each business unit subject to our established policy, procedures and controls relating to customer credit risk management. An impairment analysis is performed at each reporting date using a provision matrix to measure ECLs. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by legal entity). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 11 to our consolidated financial statements. We do not hold collateral as security.

We evaluate the concentration of risk with respect to trade receivables as low, as our customers are located in several jurisdictions and industries and operate in largely independent markets.

Liquidity Risk

The liquidity risk is that we may not have sufficient cash to meet our payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. We have historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. We still have undrawn lines of credit totaling €1.0 million at December 31, 2018 (2017: €4.5 million; 2016: €3.1 million). These line of credit arrangements do not contain significant financial covenants.

On September 29, 2017, KBC Bank and Materialise agreed on a credit facility, mainly related to the financing of the ACTech acquisition, in which debt covenants were determined based on the ratio of our total net financial debt over EBITDA.

On December 20, 2017, EIB and Materialise entered into a finance contract to support our ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to €35.0 million drawable in two tranches. The first tranche could not exceed €25.0 million and could be drawn during the first year of the contract. We drew €10.0 million of this first tranche in the course of 2018. The second tranche can be drawn during the second year of the contract, subject to a specified debt ratio being met. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The margin is initially equal to 1.86% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings. As of December 31, 2018, only €10.0 million of the first tranche was drawn in connection with this agreement.

Capital Management

The primary objective of our capital management strategy is to ensure we maintain healthy capital ratios to support our business and maximize shareholder value. Capital is defined as our shareholders’ equity.

We consistently review our capital structure and make adjustments in light of changing economic conditions. We made no changes to our capital management objectives, policies or processes during the years ended December 31, 2018, 2017 and 2016.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Bank of New York Mellon serves as the depositary for the ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the principal Amsterdam office of ING Securities Services, Inc., as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs are administered is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report on Form 20-F.

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

During the year ended December 31, 2018, the remaining net proceeds from our initial public offering were used and continue to be used as a buffer for our working capital, unfinanced capital expenditures, financing activities (including acquisitions, partnerships) and general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2018 that our disclosure controls and procedures were not effective at the reasonable assurance level due to a material weakness in our internal control over financial reporting, which is described below under “Management’s Annual Report on Internal Control Over Financial Reporting.”

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

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the updated framework in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Management has concluded that our internal control over financial reporting was not effective as of December 31, 2018. Management believes substantial progress has been made in implementing an effective internal control environment since December 31, 2017, as we have designed and are implementing an overall formalized framework, common policies, IT general controls, procedures and controls for financial reporting. Furthermore, we have many individual policies, procedures and controls already in place and appropriate financial systems have been, and are being, implemented to establish an effective internal control environment. Additional entity level monitoring controls related to financial closing and reporting have been put in place during the year. Despite these efforts, there continues to be a material weakness identified by our management in our internal control over financial reporting because certain policies, procedures and controls, related to our internal control framework, are either being implemented or not operating effectively. As a result, adjustments to our consolidated financial statements were identified and made in the course of the audit.

Notwithstanding the identified material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2018, management believes that the audited consolidated financial statements contained in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS.

As an emerging growth company, we have taken, and are taking, actions to remediate the material weakness in our internal control over financial reporting. Key elements of the remediation effort made and being made, include, but are not limited to, the following initiatives:

•

Finalizing implementation of an overall, formalized framework and implement common policies, procedures and controls for financial consolidation and reporting, including: implementing and testing user-access rights to our financial systems, implementing approval, review and reporting protocols, further enhancing our information systems and lines of communication, and implementing and testing information technology policies and procedures; and

•

Continuing to train all personnel involved with or having an impact on the financial reporting function, and build internal control knowledge, including through hiring additional personnel and consultants who have experience in U.S. and international financial reporting.

Our objective to establish and maintain effective internal control over financial reporting and disclosure controls and procedures in accordance with the Sarbanes-Oxley Act is our highest priority. The Sarbanes-Oxley Act-compliance plan is directed by our Chief Financial Officer, Director of Internal Audit, and Executive Chairman and is monitored by our executive management, including our Chief Executive Officer, and our board of directors. A dedicated project team, including internal professionals and external consultants, is further implementing the plan with involvement of all levels in our organization.

We believe that the measures described above will assist in remediating the material weakness identified above and further strengthen our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine that additional measures are necessary to address any future control deficiencies.

Attestation Report of the Independent Registered Public Accounting Firm

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

Our board of directors has determined that each of the members of our audit committee, Johan De Lille, Jürgen Ingels and Lieve Verplancke, is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act and is independent under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of conduct and ethics that outlines the principles of legal and ethical business conduct under which we do business. The code of conduct and ethics applies to all of our directors, senior management, consultants and other employees, including our Chief Executive Officer and Chief Financial Officer. We have posted this code of conduct and ethics on our website at www.materialise.com. This website address is included in this annual report as an inactive textual reference only, and the information and other content appearing on our website are not incorporated by reference into this annual report. We have not granted any waivers from any provision of our code of conduct and ethics since its adoption.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Bedrijfsrevisoren CVBA was engaged as our independent registered public accounting firm in 2018 and 2017 in connection with our SEC reporting obligations, as well as our statutory auditor for Belgian company and tax law purposes. The following table sets forth by category of service the total fees for services provided by BDO Bedrijfsrevisoren CVBA and BDO member firms to us during 2018 and 2017.

	For the year ended December 31
in 000€	2018	2017
Audit Fees	1,121	543
Audit-Related Fees	17	61
Tax Fees	2	5
All Other Fees	—	—
Total	1,140	609

Audit Fees

Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated and statutory financial statements and internal controls, the issuance of comfort letters and interim reviews of our quarterly financial information.

Audit-Related Fees

Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions. The fees also include the attestation of our cash position and certain financial ratios to the EIB.

Tax Fees

Tax fees were paid to BDO Bedrijfsrevisoren CVBA or to BDO member firms. For the fiscal year ended December 31, 2018 these fees related to the Materialise entity in Malaysia, and for the fiscal year ended December 31, 2017 these fees related to the Materialise entities in the United Kingdom and Malaysia

All Other Fees

No other fees were paid to BDO Bedrijfsrevisoren CVBA or to BDO member firms for the fiscal years ended December 31, 2018 and December 31, 2017.

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

All audit fees, audit related fees and tax fees for the fiscal years ended December 31, 2018 and 2017 were pre-approved under the pre-approval policies of the Audit Committee.

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

•

Independent Director Majority on Board/Meetings. NASDAQ Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have any independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least seven and no more than 11 directors, of which at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors.

•

Director Nominations/Remuneration and Nomination Committee Composition. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may form committees from among its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors Practices.” Our board of directors has set up and appointed a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee is currently comprised of three directors, one of whom is independent. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1 of this annual report.

ITEM 19.	EXHIBITS

1.1	Restated Articles of Association of Materialise NV (English translation)

2.1	Deposit Agreement, dated as of June 24, 2014, among Materialise NV and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-194982))

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

Certain instruments relating to long-term debt as to which the total amount of securities authorized thereunder does not exceed 10% of the total assets of Materialise NV and its subsidiaries on a consolidated basis have been omitted in accordance with Form 20-F. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

4.1	2013 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.3	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.4	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.5	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.6	Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-213649))

4.7+	Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise GmbH, Materialise N.V. and the Sellers party thereto (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017)

8.1	Subsidiaries of Materialise NV

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of BDO Bedrijfsrevisoren CVBA, independent registered public accounting firm

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

+	The registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Exchange Act.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 30, 2019

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Materialise NV

Leuven, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Materialise NV (the “Company”) and subsidiaries as of December 31, 2018, 2017 and 2016, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Boards.

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

/s/ Veerle Catry

BDO Bedrijfsrevisoren CVBA

Represented by Veerle Catry

We have served as the Company’s auditor since 2014.

Zaventem, Belgium

April 29, 2019

Consolidated income statements

		For the year ended December 31,
in 000€, except per share data	Notes	2018	2017*	2016
Revenue	22.1	184,721	142,573	114,477
Cost of sales	22.2	(82,299)	(62,952)	(46,706)
Gross profit		102,422	79,621	67,771
Research and development expenses	22.3	(22,416)	(19,959)	(17,682)
Sales and marketing expenses	22.4	(46,303)	(38,935)	(36,153)
General and administrative expenses	22.5	(32,310)	(24,876)	(20,041)
Net other operating income	22.6	3,771	4,541	6,212
Operating profit		5,164	392	107
Financial expenses	22.8	(4,864)	(4,728)	(2,437)
Financial income	22.9	3,627	3,210	2,039
Share in loss of joint venture	8	(475)	(469)	(1,018)
Profit (loss) before taxes		3,452	(1,595)	(1,309)
Income taxes	22.10	(425)	(522)	(1,710)
Net profit (loss) for the year		3,027	(2,117)	(3,019)
Net profit (loss) attributable to:
The owners of the parent		3,027	(2,117)	(3,019)
Non-controlling interest		—	—	—
Earnings per share attributable to the owners of the parent
Basic	23	0.06	(0.04)	(0.06)
Diluted	23	0.06	(0.04)	(0.06)

*	The year 2017 has been restated to reflect certain reclassification adjustments and the final accounting of the ACTech business combination. See Note 2 for more information

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

		For the year ended December 31,
in 000€	Notes	2018	2017*	2016
Net profit (loss) for the year		3,027	(2,117)	(3,019)
Other comprehensive loss
Exchange differences on translation of foreign operations †		(47)	(691)	(1,833)
Other comprehensive loss, net of taxes		(47)	(691)	(1,833)
Total comprehensive income (loss) of the year, net of taxes		2,980	(2,808)	(4,852)
Total comprehensive income (loss) attributable to:
The owners of the parent		2,980	(2,808)	(4,852)
Non-controlling interest		—	—	—

†	May be reclassified subsequently to profit & loss
*	The year 2017 has been restated to reflect the final accounting of the ACTech business combination. See Note 2 for more information.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2018	2017*	2016
Assets
Non-current assets
Goodwill	5	17,491	17,552	8,860
Intangible assets	6	26,326	28,600	9,765
Property, plant & equipment	7	92,537	87,065	45,063
Investments in joint ventures	8	—	31	—
Deferred tax assets	22.10	315	304	336
Other non-current assets	10	7,237	3,667	2,154
Total non-current assets		143,906	137,219	66,178
Current assets
Inventories and contracts in progress	9	9,986	11,027	7,870
Trade receivables	11	36,891	35,582	27,479
Other current assets	10	6,936	7,675	4,481
Cash and cash equivalents	12	115,506	43,175	55,912
Total current assets		169,319	97,459	95,742
Total assets		313,225	234,678	161,920

*	The year 2017 have been restated to reflect the final accounting of the ACTech business combination. See Note 2 for more information.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2018	2017 *	2016
Equity and liabilities
Equity
Share capital	13	3,050	2,729	2,729
Share premium	13	136,637	79,839	79,019
Consolidated reserves	13	(1,848)	(3,711)	(1,603)
Other comprehensive loss		(1,850)	(1,803)	(1,112)
Equity attributable to the owners of the parent		135,989	77,054	79,033
Total equity		135,989	77,054	79,033
Non-current liabilities
Loans & borrowings	15	92,440	81,788	28,267
Deferred tax liabilities	22.10	6,226	7,415	1,325
Deferred income	18	4,587	3,768	3,588
Other non-current liabilities	16	868	1,904	1,873
Total non-current liabilities		104,121	94,875	35,053
Current liabilities
Loans & borrowings	15	13,598	12,769	5,539
Trade payables		18,667	15,670	13,400
Tax payables	17	2,313	2,023	926
Deferred income	18	23,195	18,791	17,822
Other current liabilities	19	15,342	13,496	10,147
Total current liabilities		73,115	62,749	47,834
Total equity and liabilities		313,225	234,678	161,920

*	The year 2017 have been restated to reflect the final accounting of the ACTech business combination. See Note 2 for more information.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		Attributable to the owners of the parents
in 000€	Notes	Share capital	Share premium	Consolidated reserves	Other compre- hensive loss	Total	Non- controlling interest	Total equity
At January 1, 2018		2,729	79,839	(3,711)	(1,803)	77,054	—	77,054
IFRS 15—impact on opening reserves**	2	—	—	(1,173)	—	(1,173)	—	(1,173)
Adjusted equity At January 1, 2018		2,729	79,839	(4,884)	(1,803)	75,881	—	75,881
Net profit for the year		—	—	3,027	—	3,027	—	3,027
Other comprehensive loss		—	—	—	(47)	(47)	—	(47)
Total comprehensive income (loss)		—	—	3,027	(47)	2,980	—	2,980
Capital increase in cash	13	312	59,575	—	—	59,887	—	59,887
Capital increase through exercise of warrants	13	9	593	—	—	602	—	602
Costs from capital increase	13	—	(4,003)	—	—	(4,003)	—	(4,003)
Equity-settled share-based payment expense	14	—	633	9	—	642	—	642
At December 31, 2018		3,050	136,637	(1,848)	(1,850)	135,989	—	135,989

**	The Group has initially applied IFRS 15 using the cumulative effect method. Under this method, the comparative information is not restated. See Note 2 for more information.

		Attributable to the owners of the parents
in 000€	Notes	Share capital	Share premium	Consolidated reserves	Other compre- hensive loss	Total	Non- controlling interest	Total equity
At January 1, 2017		2,729	79,019	(1,603)	(1,112)	79,033	—	79,033
Net loss for the year*		—	—	(2,117)	—	(2,117)	—	(2,117)
Other comprehensive loss		—	—	—	(691)	(691)	—	(691)
Total comprehensive loss*		—	—	(2,117)	(691)	(2,808)	—	(2,808)
Equity-settled share-based payment expense	14	—	820	9	—	829	—	829
At December 31, 2017*		2,729	79,839	(3,711)	(1,803)	77,054	—	77,054

*	The year 2017 has been restated to reflect the final accounting of the ACTech business combination. See Note 2 for more information.

		Attributable to the owners of the parents
in 000€	Notes	Share capital	Share premium	Consolidated reserves	Other compre- hensive income (loss)	Total	Non- controlling interest	Total equity
At January 1, 2016		2,729	78,098	1,407	721	82,955	—	82,955
Net loss for the year		—	—	(3,019)	—	(3,019)	—	(3,019)
Other comprehensive loss		—	—	—	(1,833)	(1,833)	—	(1,833)
Total comprehensive loss		—	—	(3,019)	(1,833)	(4,852)	—	(4,852)
Equity-settled share-based payment expense	14	—	921	9	—	930	—	930
At December 31, 2016		2,729	79,019	(1,603)	(1,112)	79,033	—	79,033

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2018	2017*	2016
Operating activities
Net profit (loss) for the year		3,027	(2,117)	(3,019)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	7	12,223	8,754	6,420
Amortization of intangible assets	6	5,064	3,822	1,954
Share-based payment expense	14	1,075	1,033	977
Loss (gain) on disposal of property, plant & equipment	7	(83)	25	(149)
Movement in provisions		5	61	18
Movement reserve for bad debt and slow moving inventory	11	1,293	502	77
Financial income	22.9	(581)	(381)	(172)
Financial expense	22.8	2,172	1,597	983
Impact of foreign currencies		(299)	302	(400)
Share in loss of joint venture (equity method)	8	475	469	1,018
Income taxes and deferred taxes	22.10	425	522	1,712
Fair value adjustment contingent consideration	4	(192)	—	(455)
Other		87	(22)	(78)
Working capital adjustment and income tax paid
Increase in trade receivables and other receivables		(3,156)	(4,973)	(6,465)
Decrease (increase) in inventories and contracts in progress		812	(417)	(2,482)
Increase in trade payables and other payables		7,341	2,343	9,086
Income tax paid		(1,368)	(1,569)	(530)
Net cash flow from operating activities		28,320	9,951	8,495

*	The year 2017 has been restated to reflect the final accounting of the ACTech business combination. See Note 2 for more information.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2018	2017*	2016
Investing activities
Purchase of property, plant & equipment	7	(18,270)	(27,733)	(12,237)
Purchase of intangible assets	6	(1,836)	(4,345)	(2,342)
Proceeds from the sale of property, plant, equipment and intangibles (net)	7	281	221	1,928
Acquisition of subsidiary (net of cash)	4	—	(27,173)	—
Investments in joint-ventures	8	—	(500)	—
Other equity investments in non-listed entities	10	(2,671)	—	—
Interest received		363	281	11
Net cash flow used in investing activities		(22,133)	(59,249)	(12,640)
Financing activities
Proceeds from loans & borrowings	15	32,554	54,319	14,669
Repayment of loans & borrowings	15	(18,820)	(11,904)	(2,796)
Repayment of finance leases	15	(3,102)	(2,947)	(1,898)
Capital increase in parent company	13	60,489	—	—
Direct attributable expense capital increase	13	(4,003)	—	—
Interest paid		(1,733)	(955)	(630)
Other financial expense, net		(150)	(472)	(79)
Net cash flow from financing activities		65,235	38,041	9,266
Net increase/(decrease) of cash and cash equivalents		71,422	(11,257)	5,121
Cash and cash equivalents at beginning of the year	12	43,175	55,912	50,726
Exchange rate differences on cash and cash equivalents		908	(1,480)	65
Cash and cash equivalents at end of the year	12	115,506	43,175	55,912

*	The year 2017 has been restated to reflect the final accounting of the ACTech business combination. See Note 2 for more information.

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

The Group is a leading provider of additive manufacturing (AM) software and of sophisticated 3D printing services. The products and services of the Group are organized in the three segments: Materialise Medical, Materialise Software and Materialise Manufacturing. The Group sells its products in Europe, the Americas, Africa and Asia-Pacific.

The consolidated financial statements of the Group for the year ended December 31, 2018 were approved and authorized for issue on April 29, 2019 in accordance with a resolution of the Parent’s Board of Directors.

2  Basis of preparation

The consolidated financial statements of the Group for the three years ended December 31, 2018, 2017 and 2016 were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”) and with International Financial Reporting Standards (IFRS) as adopted by the European Union (“EU-IFRS”).

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

New standards, interpretations and amendments adopted by the Group

The Group has adopted the following new and revised standards and interpretations issued by the IASB and IFRIC that are relevant to its operations and effective for accounting periods beginning on January 1, 2018.

•	IFRS 9 Financial Instruments;

•	IFRS 15 Revenue from Contracts with Customers

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The application of the above relevant new standards and interpretations are explained below.

IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, or IFRS 9, that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

We have adopted the new standard on the required effective date retrospectively, with an initial application date of January 1, 2018.

(a) Classification and measurement

The Group did not have a significant impact on its consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position or consolidated statement of changes in equity on applying the classification and measurement requirements of IFRS 9. It continues to measure at fair value all financial assets currently measured at fair value. The equity shares in non-listed companies are intended to be held for the foreseeable future and are designated at fair value through OCI.

Current and non-current trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group continues to measure these at amortized cost under IFRS 9. Following the assessment of the contractual cash flow characteristics of its debt instruments, the Group concluded that the loans and trade receivables can be classified at amortized cost measurement under IFRS 9.

(b) Impairment

IFRS 9 requires us to record expected credit losses on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We have applied the simplified approach and record lifetime expected losses on all trade receivables. The lifetime expected losses are determined based on a provision matrix applied to each of the trade receivable aging buckets.

We have applied the transition exception as foreseen in IFRS 9 whereby the application of IFRS 9 “impairment” does not need to be recorded retroactively for all reporting periods presented as we cannot avoid the use of hindsight. The application of IFRS 9 resulted in an additional expense/provision of K€340 in 2018 on our consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position and consolidated statement of changes in equity. The impact on the initial date of application was not material.

We refer to Note 3 for the accounting policy on the financial assets and liabilities.

(c) Hedge accounting

The Group does not apply hedge accounting for its derivatives. Derivatives are measured at fair value with changes through the consolidated income statement.

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

The standard provides a single, principles based five-step model to be applied to all contracts with customers as follows:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue standard has superseded all current revenue recognition requirements under IFRS. We have adopted the new standard on the required effective date of January 1, 2018 and have applied the modified retrospective transition method to those contracts that were not completed at January 1, 2018. When applying the modified retrospective transition method, the cumulative effect of initially applying IFRS 15 is recognized as an adjustment to the opening balance of our consolidated reserves in 2018.

The effect of adopting IFRS 15 is as follows:

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

Those agreements may also provide for step-based volume discounts when certain sales targets are achieved and discounts when certain development revenue is achieved. Prior to adopting IFRS 15, volume discounts were recognized based on a reasonable estimate of the volume discounts to be paid and deducted from revenue over the contract period (based on sales). Certain other discounts were immediately deducted in full from revenue when they are expected to be met. Under IFRS 15, the transaction price will include an estimate of all the discounts payable under the contract period and will be subsequently allocated to the performance obligations. The impact on revenue was however not material as of January 1, 2018.

Medical partner license, supply and distribution agreements

Medical partner license, supply and distribution agreements generally include a time-based license for online order management system and surgical guide planning software, surgical guide development services and 3D printing, training, set-up and on boarding services and maintenance services. The consideration for the license is in general included within the price for a surgical guide (whether or not via an explicit royalty added to the price). The accounting prior to adoption of IFRS 15 is not significantly different than under IFRS 15, except for:

•

The license is in most cases not considered “distinct” and may be combined with the “surgical guide services and printing” as the license as such may not have a significant benefit for the partner without other readily available resources;

•

Certain agreements may include significant development services other than the standard set-up and on boarding services, which significantly modify/customize the existing platform for the purpose of the partner and are not considered “distinct” and combined with the license; and

•	Allocation of the transaction price over the “distinct” performance obligations may result in higher or lower revenue allocated to a performance obligation than the contractual pricing.

The impact on January 1, 2018 of the above differences on revenue is K€323 additional deferred revenue.

One contract with a non-cancellable contract period of 10 years had an up-front non-refundable fee for exclusivity for a total of €2.25 million. Prior to adopting IFRS 15, this fee has been fully recognized in previous years (from 2010 onwards). Under IFRS 15, this fee will be included in the transaction price and allocated to the “distinct” performance obligations of the contract which are primarily software license, surgical guides services and printing, maintenance, and development services. The impact of this difference on January 1, 2018 is a higher deferred revenue of K€850 with a debit of the accumulated deficit for the same amount. This deferred revenue will be recognized in revenue over the next three years.

Other revenue streams

IFRS 15 is not expected to have significant impacts on our other revenue streams such as 3D print products and software license and related maintenance.

Impact

Based on our above detailed assessment, the cumulative effect recognized in retained earnings as of January 1, 2018 is as follows (positive is a debit):

in 000€	January 1, 2018
Software	—
Medical	1,173
Manufacturing	—
Total catch-up adjustment	1,173

The following table summarises the impact of adopting IFRS 15 on the Group’s consolidated statement of financial position as at December 31, 2018 and its consolidated income statement for the year then ended. There was no material impact on the Group’s statement of cash flows for the year ended December 31, 2018, except on the impact of the deferred income on the line “net profit of the year” fully compensated by the impact on the line “Increase in trade payables and other payables.”

	As of December 31, 2018
Consolidated statement of financial position in 000€	As reported	IFRS 15 Catch-up adjustment	IFRS 15 Adjustments after initial adoption	Amounts without adoption of IFRS 15
Equity and liabilities
Equity
Share capital	3,050	—	—	3,050
Share premium	136,637	—	—	136,637
Consolidated reserves	(1,848)	1,173	(410)	(1,085)
Other comprehensive loss	(1,850)	—	—	(1,850)
Equity attributable to the owners of the parent	135,989	1,173	(410)	136,752
Total equity	135,989	1,173	(410)	136,752
Non-current liabilities
Loans & borrowings	92,440	—	—	92,440
Deferred tax liabilities	6,226	—	—	6,226
Deferred income (contract liability)	4,587	(763)	410	4,234
Other non-current liabilities	868	—	—	868
Total non-current liabilities	104,121	(763)	410	103,768
Current liabilities
Loans & borrowings	13,598	—	—	13,598
Trade payables	18,667	—	—	18,667
Tax payables	2,313	—	—	2,313
Deferred income (contract liability)	23,195	(410)	—	22,785
Other current liabilities	15,342	—	—	15,342
Total current liabilities	73,115	(410)	—	72,705
Total equity and liabilities	313,225	—	—	313,225

	For the year ended December, 31 2018
Consolidated income statement in 000€	As reported	Adjustments	Amounts without adoption of IFRS 15
Revenue	184,721	(410)	184,311
Cost of sales	(82,299)	—	(82,299)
Gross profit	102,422	(410)	102,012
Research and development expenses	(22,416)	—	(22,416)
Sales and marketing expenses	(46,303)	—	(46,303)
General and administrative expenses	(32,310)	—	(32,310)
Net other operating income	3,771	—	3,771
Operating profit	5,164	(410)	4,754
Financial expenses	(4,864)	—	(4,864)
Financial income	3,627	—	3,627
Share in loss of joint venture	(475)	—	(475)
Profit before taxes	3,452	(410)	3,042
Income taxes	(425)	—	(425)
Net profit for the year	3,027	(410)	2,617
Net profit attributable to:			—
The owners of the parent	3,027	(410)	2,617
Basic earnings per share	0.06		0.05
Diluted earnings per share	0.06		0.05

Restatements in the reporting year 2017

The Group has restated the reporting year 2017 for the following impacts:

•

Our audited financial statements for the year ended December 31, 2017 appearing in our Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 30, 2018 (the “FY 2017 Form 20-F”), included a provisional accounting for the ACTech business combination. The fair value analysis with respect to the assets and liabilities acquired was not yet finalized as of the reporting date.

As of October 4, 2018, we completed the fair value analysis of the ACTech business combination, with corresponding adjustments to intangible assets, goodwill, property, plant and equipment, inventories and contracts in progress, other current assets, investment grants and tax payables as if the accounting for the business combination had been completed at acquisition date. The impact has been accounted for as retrospective adjustments to our consolidated statement of financial position as of December 31, 2017 and our consolidated income statement for the year ended December 31, 2017. Furthermore it includes an adjustment to the inventory valuation at ACTech as at December 31, 2017, with a total impact on the consolidated reserves for the year amounted to K€(461).

We refer to Note 4 for a detailed discussion of the ACTech business combination.

•

The Group has voluntarily changed the presentation of the amortization expense related to the intangible assets acquired from a business combination, except for the backlog, in the consolidated income statement. The related amortization expense is in 2018 presented in the line net other operating income in the consolidated income statement while previously this expense was included in the lines cost of sales, sales and marketing expenses and general and administrative expenses. The intangible assets relate to acquired technology and acquired customer relationships. Management has changed the presentation in order to better reflect the performance of the Group.

The impact of the restatements on the consolidated statement of financial position as of December 31, 2017 and the consolidated income statement for the year ended December 31, 2017 is as follows:

	As of December 31, 2017
Restatement impact on statement of financial position in 000€	As previously reported	IFRS 3 ACTECH	As restated
Assets
Non-current assets
Goodwill	18,447	(895)	17,552
Intangible assets	28,646	(46)	28,600
Property, plant & equipment	86,881	184	87,065
Investments in joint ventures	31	—	31
Deferred tax assets	304	—	304
Other non-current assets	3,667	—	3,667
Total non-current assets	137,976	(757)	137,219
Current assets
Inventories and contracts in progress	11,594	(567)	11,027
Trade receivables	35,582	—	35,582
Other current assets	9,212	(1,537)	7,675
Cash and cash equivalents	43,175	—	43,175
Total current assets	99,563	(2,104)	97,459
Total assets	237,539	(2,861)	234,678

Equity and liabilities
Equity
Share capital	2,729	—	2,729
Share premium	79,839	—	79,839
Consolidated reserves	(3,250)	(461)	(3,711)
Other comprehensive loss	(1,803)	—	(1,803)
Equity attributable to the owners of the parent	77,515	(461)	77,054
Total equity	77,515	(461)	77,054
Non-current liabilities
Loans & borrowings	81,788	—	81,788
Deferred tax liabilities	7,006	409	7,415
Deferred income	5,040	(1,272)	3,768
Other non-current liabilities	1,904	—	1,904
Total non-current liabilities	95,738	(863)	94,875
Current liabilities
Loans & borrowings	12,769	—	12,769
Trade payables	15,670	—	15,670
Tax payables	3,560	(1,537)	2,023
Deferred income	18,791	—	18,791
Other current liabilities	13,496	—	13,496
Total current liabilities	64,286	(1,537)	62,749
Total equity and liabilities	237,539	(2,861)	234,678

	For the year ended December 31, 2017
Restatement impact on income statement in 000€	As previously reported	IFRS 3 ACTECH	Reclassification	As restated
Revenue	142,573	—	—	142,573
Cost of sales	(62,787)	(447)	282	(62,952)
Gross profit	79,786	(447)	282	79,621
Research and development expenses	(19,959)	—	—	(19,959)
Sales and marketing expenses	(39,109)	—	174	(38,935)
General and administrative expenses	(25,484)	—	608	(24,876)
Net other operating income / (expenses)	5,631	(26)	(1,064)	4,541
Operating profit (loss)	865	(473)	—	392
Financial expenses	(4,728)	—	—	(4,728)
Financial income	3,210	—	—	3,210
Share in loss of joint venture	(469)	—	—	(469)
Loss before taxes	(1,122)	(473)	—	(1,595)
Income taxes	(534)	12	—	(522)
Net loss for the year	(1,656)	(461)	—	(2,117)
Net loss attributable to:
The owners of the parent	(1,656)	(461)	—	(2,117)
Non-controlling interest	—	—	—	—

The consolidated income statement of the year ended December 31, 2016 has not been restated. The total impact on the net other operating income/(expenses) was immaterial for the year 2016 and therefore such amount has not been reclassified.

A	* mark has been added next to the year 2017 in tables in the notes when the year has been impacted by the restatement.

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

There are no significant changes to the consolidated scope occurred in 2018.

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

Property, plant & equipment

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Buildings:	20-30 years
• Furniture, Plant & Equipment:	5-30 years
• Property leased Assets:	15-30 years or lease term if shorter
• Leased machines:	5-10 years or lease term if shorter

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

The Group has determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless either (i) the Group has strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, it is highly likely that the Group will be able to market the product also to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses the Group for a significant portion, but not all, of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred. Internally generated intangible assets from proprietary software are amortized over their useful lives, starting from the moment they are ready for use/available for sale.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit, which is determined on a project-by-project basis. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Intangible assets other than goodwill and capitalized development expenditures

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

The intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. The amortization expense on intangible assets with finite lives is recognized in the consolidated income statement in the line “net other operating income”.

Impairment of goodwill and other non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives or capitalized development expenses which are not amortized yet, are undertaken annually at the financial year end. Other non-financial assets and goodwill are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest Group of assets to which it belongs for which there are separately identifiable cash flows: its cash generating units (CGUs). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from the synergies of the combination giving rise to the goodwill.

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

Inventories and Contracts in progress

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials: purchase cost on a first in, first out basis; and

•	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

A write-off of inventories is estimated based on an ageing or rotation analysis.

Work in progress relates to production of inventory for which a customer has not yet been secured, while contracts in progress are contract assets that relate to production for specific customers in performance of a signed contract. We refer also to the accounting policy on revenue recognition.

Financial assets

Financial assets are classified at initial recognition, and subsequently measured as at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortised cost;

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and

•	Financial assets at fair value through profit or loss.

Financial assets measured at amortized cost

This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets, trade and other receivables, cash and cash equivalents at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

The Group currently does not have financial assets at fair value through OCI with recycling of cumulative gains and losses.

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

The Group has irrevocably elected at initial recognition to classify the minority interest in the non-listed equity investment Essentium Inc, as disclosed in Note 10 and Note 20, as a financial asset designated at fair value through OCI as this measurement is most representative of the business model for this asset. Gain and losses on these financial assets are never recycled to profit and loss. Dividends are recognised as other operational income in the consolidated income statement when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

Financial assets measured at fair value through profit or loss

The Group does not currently have financial assets classified as financial assets at fair value through profit or loss except for a call option on non-controlling interests in RapidFit+ as disclosed in Note 13 and the derivatives, which are carried in the statement of financial position at fair value with changes recognized in the income statement in the lines financial income/expense.

Derecognition

A financial asset is derecognized when:

•	The rights to receive cash flows from the asset have expired, or

•	The Group has transferred its rights to receive cash flows from the assets.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in Note 3 Significant accounting judgments, estimates and assumptions.

The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss.

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. A loss allowance is recognized at each reporting date based on lifetime ECLs. The Group established a provision matrix that is based on its historical loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For all other receivables, ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Financial liabilities

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments including written put options over non-controlling interests.

Financial liabilities at amortized cost

The trade and other payables, and loans and borrowings are classified as financial liabilities at amortized cost.

Those financial liabilities are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Financial liabilities at fair value through profit and loss

The derivative financial instruments are classified as financial liabilities at fair value through profit and loss except for the written put options on non-controlling interests which is disclosed below.

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

Revenue from contracts with customers

The Group’s revenue, which is presented net of sales taxes, is primarily generated by the sale of our software and 3D printed products and services. Software revenue is comprised of perpetual and periodic licenses, maintenance revenue and software development service fees. Perpetual license holders may opt to take an annual maintenance contract, which leads to annual fees. Periodic licenses entitle the customer to maintenance, support and product updates without additional charge. Revenue from prototypes and end products involving 3D printing technology is derived from our network of production centers and may include support and services such as pre-production collaboration prior to the actual production.

The Group sells its products and software through its direct sales force and through authorized distributors.

Software license revenue, maintenance and/or software development service fees may be bundled in one arrangement, or may be sold separately.

The Group recognizes revenue for goods including software based on the five-step model as a result of the application of IFRS 15 since January 1, 2018.

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The impact of the application of IFRS 15 is discussed in Note 2. Basis of preparation.

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group is expected to be entitled in exchange from those goods and services.

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration is mainly related to quantities sold, volume (step-based) rebates and development time spend.

Prototypes and end products involving 3D printing technology

The Group recognizes revenue on the sale of goods to the customer or distributor at a point in time when control of the asset is transferred, generally upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)).

Perpetual licensed software

The sale and/or license of software products is deemed to have occurred at a point in time, i.e. when a customer either has taken possession of or has the ability to take immediate possession of the software and the software key.

Perpetual software licenses can include one year maintenance and support services as a separate performance obligation. The Company sells these maintenance services also on a stand-alone basis and is therefore capable of determining their stand-alone selling price. On this basis, the amount of the embedded maintenance is separated from the fee for the perpetual license and is recognized ratably over the period to which they relate.

Time-based licensed software

The time-based license agreements include the use of a software license for a fixed term and maintenance and support services during the same period. The Company does not sell time-based licenses without maintenance and support services and therefore revenues is satisfied over time for the entire arrangements and is recognized ratably over the term.

Maintenance and support services

Maintenance and support services are satisfied over time and as such, the Group recognizes this revenue ratably on a straight-line basis over the term that the maintenance service is provided. In general, maintenance services are not automatically renewed.

A maintenance and support contract may include a reinstatement for previous years when the customer did not have a maintenance and support contract previously. Revenue from reinstatements are recognized immediately when the maintenance and support services commence.

Software development services (SDS)

SDS include customized development of software components for customers. Revenue from SDS agreements when distinct from other performance obligations is satisfied over time. Revenue is then recognized either on time and material basis or on the stage of completion of each service contract and when the stage of completion can be measured reliably.

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

Contracts with multiple performance obligations

The Group has entered into a number contracts with multiple performance obligations, such as when selling perpetual licenses that may include maintenance and support (included in price of perpetual licenses) and time-based licenses (that include embedded maintenance and support, both of which may be sold with software development services, training, and other product sales). In some cases, the Group delivers software development services bundled with the sale of the software.

The Group evaluates whether each performance obligation is distinct from each other, i.e. the customer can benefit from the good or service on its own, or with readily available resources. Certain development services significantly modify and/or enhance the software license and as such are not considered distinct and combined with the software license.

In those contracts, whether sold to end-customers or to collaboration partners, the Group uses either price list, historical pricing information or management’s best estimate of selling prices (e.g. also using a cost-plus method) to determine the stand-alone selling price for each distinct performance obligation, including software and software-related services such as maintenance and support. In general, elements in such arrangements are also sold on a stand-alone basis and stand-alone selling prices are readily available.

Revenue is allocated to each distinct performance obligation (“PO”) based on the relative percentage of the stand-alone selling price for each PO compared to the total of stand-alone selling prices for all PO over the total transaction price and is recognized when the revenue recognition criteria described above are met.

Contracts with collaboration partners in the medical segment also include multiple elements such as software, maintenance and support services, training, software development services, 3D printed products and royalties. Revenue from those contracts is determined and recognized consistent with other multiple element arrangements.

For certain contracts with collaboration partners, the Company also receives up-front fees, paid by customers for certain exclusivity rights granted only on previously acquired perpetual software licenses, which may be bundled with transfer of title, rights and ownership of certain software products and maintenance and support services. In case the up-front fees do not relate to already delivered good or services, the Group include the up-front fees in the total transaction price which is then allocated to all the distinct performance obligations. Other contracts with collaboration partners include prepaid fees to purchase a maximum number of “Plan Only” cases during a 12-month period. In this case, the prepaid fees are recognized over the period of 12 months based on the expected number of “Plan Only” cases that will be purchased.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional. Contract assets are only contracts in progress that are disclosed with the line inventory and contracts in progress in the statement of financial position. We refer to our accounting policies regarding Inventories and Contracts in Progress

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract. Contract liabilities are presented as deferred income in the statement of financial position.

Contract costs

The Group does not have significant costs to obtain contracts and those costs are expensed as incurred.

The Group may have costs incurred in fulfilling contracts that are accounted for as intangible assets. When those costs are not in scope of another standards, these costs are accounted for under contracts in progress (see contract assets). For certain contracts, the Group may have significant software development expenses that are not considered a “distinct performance obligation” which are accounted for as an intangible assets. The Group evaluates whether those costs meet the recognition criteria for an intangible assets and when criteria are not met, expenses those costs as incurred.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate. When the grant relates to the construction of buildings, it is recognized as income over the depreciation period of the related building.

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

Of those standards that are not yet effective, IFRS 16 Leases is expected to have a material impact on the Group’s financial statements in the period of initial application.

IFRS 16, Leases

The Group is required to adopt IFRS 16 Leases from January 1, 2019. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below. The actual impacts of adopting the standard on January 1, 2019 may change because:

•	The Group has not finalised the testing and assessment of controls over its new IT systems; and

•	The new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Group will, where it acts as a lessee, recognise new assets and liabilities for its operating leases of buildings, vehicles and machinery & equipment. The nature of expenses related to those leases will now change because the Group will recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognised operating lease expense on a straight-line basis over the term of the lease, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

No significant impact on income statement is expected for the Group’s finance leases.

Based on the information currently available, the Group estimates that it will recognise additional lease liabilities of K€4,998 as at January 1, 2019 and estimated annual depreciation expense of K€2,483.

The Group plans to apply IFRS 16 initially on January 1, 2019, using the modified retrospective approach with the Right-of-Use asset equal to the lease liability. Therefore, there will be no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

The other standards, interpretations and amendments issued by the IASB and relevant for the Group, but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements:

•	IFRIC 23 Uncertainty over Tax Treatments;

•	IFRS 17 Insurance Contracts;

•	Amendments to IFRS 9: Prepayment Features with Negative Compensation;

•	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture;

•	Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures;

•	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement;

•	Annual Improvements to IFRS Standards 2015–2017 Cycle – various standards (IFRS 3 Business Combinations; IFRS 11 Joint Arrangements; IAS 12 Income Taxes; IAS 23 Borrowing Costs); and

•	Amendments to References to Conceptual Framework in IFRS Standards;

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

Revenue recognition

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition. The significant estimates and judgments relate to:

•	The assessment whether a performance obligation is distinct in a bundled sales transactions;

•	Estimates of the variable considerations and the assessment of the revenue constraint limitation;

•	Estimates of the stand-alone selling prices for each distinct performance obligation; and

•	The stage of completion of our customized development of software components for customers when revenue is satisfied over time.

The Group is making significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e. whether the good or service has a benefit for the customer in its own or together with readily available resource and/or whether the good or service is highly interrelated or a significant input with another good or service delivered, or whether it significantly modifies or customizes another good or service. The relevant judgments include the following:

•

Whether the software license is distinct from the 3D printed guides – in most cases with contracts with collabroration partners in the Materialise Medical segment, the software licenses is combined with the manufacturing of the 3D printed guides as the software license has no benefit for the customer without the manufacturing services. Note that the Group is implementing a new feature “Plan Only” which where the collaboration partners could benefit from the software license in its own.

•

Whether the development services are distinct from other performance obligations – in most cases, those performance obligations are distinct however for one contract with a collaboration partner in the Materialise Medical segment, the software license is combined with the license and the 3D printed guides as one “distinct” performance obligation

For the stand-alone selling prices, the Group is using prices from price list or historical prices for similar transactions. However, in certain cases, such information is not immediately available and in such cases, the Group estimates the stand-alone selling price by using a cost-plus or another estimate. In addition, for certain performance obligations such as development services, stand-alone selling prices also require an estimate of the time to complete the development.

Certain contracts include estimates of variable considerations within the transaction price and assessing the revenue constraint, such as:

•	Quantities/volume sold for fixed prices in relation to, but not limited to, manufacturing of 3D printed products, software licenses sold, maintenance renewals;

•	Contractual prices may be different based on volume purchased during a certain period;

•	FTE spend for development or other services billed on a time and material basis; and

•	Volume rebates.

The method applied to estimate the variable consideration is dependent on the number of possible scenarios and the probability of each scenario. In case there are many possible scenarios with a wide range of probabilities (each less than 50%), the Group will use the expected value method while the most likely method is used when there is a scenario with a higher probability (more than 50%).

Variable consideration is not constrained when based on historical experience and/or high reliable business forecast and/or the timeframe of the estimates, the Group determines that there is a high probability that this will not result in a future revenue reversal.

We determine the stage of completion for development contracts satisfied over time by comparing labor hours incurred to-date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

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

Determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether the completion of the asset is technical feasible considering a company-specific approach, the probability of future economic benefits from the sale or use including an assessment whether FDA approval will be obtained.

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

We have determined that the criteria for internally generated intangible assets were met for two projects in 2018: (1) the software development of a new planner for hospitals within a certain medical field and (2) the process to obtain FDA and E.U. approval for a 3D printed product within the Materialise Medical segment. For the latter, we determined that there is a low risk that FDA approval will not be obtained although clinical trials have to be started and commercialization is not expected before 2022. This assessment was made by management based on several factors including the developed product itself, the exclusive patent rights obtained on the developed product, the successful application of the product on a number of patients as part of the emergency exception use obtained from the FDA and the continued discussions to speed up the trial duration and commercialization. The product is also expected to receive E.U. approval for commercialization by the end of 2020. The total amount capitalized is K€158 and K€524 as per December 31, 2018.

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

•

Fair value of the shares is determined based on the share price of the Group on Nasdaq at the date of issuance. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number quoted peers in the 3D printing industry; and

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

As at December 31, 2018, the Group had K€25,285 (2017: K€11,948; 2016: K€9,451) of tax losses carry forward and other tax credits such as investment tax credits and notional interest deduction, of which K€15,592 related to Materialise NV (2017: K€4,581; 2016: K€1,570). These losses relate to the parent and subsidiaries that have a history of losses, in countries where these losses do not expire, except for the notional interest deduction of K€0 in 2018 (2017: K€315; 2016: K€315) and may not be used to offset taxable income elsewhere in the Group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized in 2018, 2017 and 2016, given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses will be used in future years. As from July 1, 2016, the new Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on its analysis in 2018 the Company has assessed that no deferred tax asset should be accounted for with respect to its unused tax losses in Belgium.

With respect to the unused tax losses of the other entities, no deferred tax assets have been recognized in 2018 (2017: K€0; 2016: K€109). The Group has not recognized deferred tax assets on unused tax losses totalling K€11,906 in 2018 (2017: K€7,904; 2016: K€8,877) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, net profit would have increased by K€3,531 in 2018 during which K€11,906 of tax losses were utilized. Further details on taxes are disclosed in Note 22.10.

Impairment of goodwill, intangible assets and property, plant & equipment

The Group has goodwill for a total amount of K€17,491 as at December 31, 2018 (2017: K€17,552; 2016: K€8,860) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different CGUs are disclosed and further explained in Note 5.

The Group capitalized development expenses for a total amount of K€682 as at December 31, 2018 which are not in the condition as intended by management and as such not amortized. Those development expenses have been subject to an impairment test based on a discounted cash flow model with cash flows derived from the latest business plan. The value in use is sensitive to the discount rate used for the DCF model as well as the expected commercialization date for the products and the expected future cash inflows after commercialization. We refer to the section on development expenses above for further explanations.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. No impairment charges have been recorded during 2018 (2017: K€0; 2016: K€0).

Business combinations

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. Business combinations are discussed further in Note 4. The purchase price allocation process requires us to use significant estimates and assumptions, including

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

Provision for expected credit losses of trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by legal entity).

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables and contract assets is disclosed in Note 25.

4 Business Combinations

Acquisitions in 2018

The Group has not completed any Business Combinations during the year 2018.

Acquisitions in 2017

ACTech

The Group has signed a share and purchase agreement on October 4, 2017 to acquire all of the shares and voting interest of ACTech Holding Gmbh, an entity incorporated in Germany, and its subsidiaries ACTech Gmbh and ACTech North America Inc. (together referred to as “ACTech Group”) for a total purchase consideration in cash of K€28,907 (net of indemnification asset).

The German-based ACTech Group is specialist in producing limited runs of highly complex cast metal parts in a short timeframe. ACTech Group will be part of the Manufacturing segment.

The fair value of the identifiable assets and liabilities at the date of acquisition were:

in 000€	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Assets
Technology	—	515	515
Customer relations	—	17,092	17,092
Other intangible assets	6,330	(5,345)	985
Property, plant & equipment	19,986	243	20,229
Deferred tax assets	503	(415)	88
Other non-current financial assets	56	—	56
Inventory	2,356	433	2,789
Trade receivables	5,176	—	5,176
Cash & cash equivalents	2,244	—	2,244
Other assets	542	—	542
Total Assets	37,193	12,523	49,716
Liabilities
Deferred tax liabilities	(47)	(5,977)	(6,024)
Deferred income	(1,298)	1,298	—
Loans & borrowings	(11,308)	—	(11,308)
Trade payables	(777)	—	(777)
Tax payables	(3,664)	1,214	(2,450)
Other liabilities	(9,062)	—	(9,062)
Total Liabilities	(26,156)	(3,465)	(29,621)
Total identified assets and liabilities	11,037	9,058	20,095
Goodwill			8,812
Acquisition price	—	—	28,907

The cash flow from the business combination is as follows:

Cash & cash equivalents acquired	(2,244)
Acquisition price in cash including escrow	29,418
Total cash flow	27,174

The fair value of the identifiable assets and liabilities as included in our consolidated financial statements per December 31, 2017 were provisional as the final valuation had not been completed by the date these consolidated financial statements were approved for issue by the board of directors. As of October 4, 2018, we have completed the fair value analysis of the ACTech business combination, which corresponding adjustments to the intangible assets, property, plant and equipment, inventories and contracts in progress, other current assets, investment grants and tax payables. The fair value of the identified assets and liabilities were K€2,432 higher than the provisional value at date of acquisition, with a corresponding reduction in goodwill. We refer to Note 2 for the detailed impact of the restatement resulting from the final accounting of the ACTech business combination.

The accounting for the business combination resulted in fair values at date of acquisition of K€17,092 for customer relationships, K€515 for patented technology, K€826 for order backlog, and K€511 for tax contingencies subject to an indemnification asset. The fair value of the receivables is K€5,176 which equals the gross contractual amounts receivable. Fair value analysis with respect to property, plant and equipment led to a fair value of K€20,229. A fair value adjustment was identified of K€433 for the inventory. The deferred tax liabilities comprise the tax effect of the fair value adjustments for the above described items.

The purchase price paid at the acquisition date amounted to K€29,418. The share and purchase agreement foresees that the Sellers will indemnify the Group for certain tax payables and contingencies that may occur in the period between 2018 and 2021. An amount of K€3,788 has been paid in an escrow account which can be applied against the indemnification asset. The Group has estimated that the fair value of the indemnification asset is K€511 which has been applied against the acquisition price. The indemnification asset will be paid out of the escrow account when the related tax payables and contingencies are paid.

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

The contribution of the acquired business to the revenue and net profit of the Group for the year ended December 31, 2017 were, respectively, K€9,965 and K€275. The pro forma revenue and the pro forma net profit of the acquired business would have been K€37,096 and K€2,060, respectively, if the business would have been acquired on January 1, 2017.

Acquisitions in 2016

The Group has not completed any Business Combinations during the year 2016.

Changes in the measurement of the contingent consideration for previous acquisitions

Cenat

The Group signed a sale and purchase agreement on March 10, 2015 to acquire all of the shares and voting interests of Cenat BVBA for a consideration in cash of K€1,547 and a contingent consideration related to certain targets set over the coming years between K€0 and K€2,250. The fair value of this contingent consideration was estimated at time of final accounting (December 31, 2015) at K€1,310.

Based on the historical results and the forecasted financial information for the period 2018 to 2019 the Group has re-estimated the fair value of the contingent consideration at December 31, 2016 to K€905, and maintained this estimate per December 31, 2017.

In the course of 2018 a payment of K€263 was made to the former shareholders. And on December 24, 2018 an agreement was signed determining that the only remaining and final consideration to be paid amounts to K€450, payable by the Group to the former shareholders in the course of early 2019. As at December 31, 2018 a payable of K€450 has been recorded under the other current liabilities (we refer to Note 19). The impact of the remeasurement has been recorded in the line “net other operating income” in the consolidated income statement. This final consideration was paid on January 21, 2019.

5 Goodwill

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	As of December 31,
in 000€	2018	2017*	2016
CGU: MAT NV SAM BE	3,241	3,241	3,241
CGU: e-Prototypy	794	818	775
CGU: ACTech	8,812	8,812	—
CGU: OrthoView	4,467	4,504	4,667
CGU: MAT NV Manufacturing (Metal)	177	177	177
Total	17,491	17,552	8,860

The changes in the carrying value of the goodwill can be presented as follows for the years 2018, 2017 and 2016:

in 000€	Gross	Impairment	Total
At January 1, 2016	9,768	(104)	9,664
Currency translation	(804)	—	(804)
At December 31, 2016	8,964	(104)	8,860
Additions	8,812	—	8,812
Currency translation	(120)	—	(120)
At December 31, 2017	17,656	(104)	17,552
Currency translation	(61)	—	(61)
At December 31, 2018	17,595	(104)	17,491

The goodwill of Orthoview (UK) and of e-Prototypy (PL) include respectively K€(37) and K€(24) impact of currency translation in 2018.

The Group has performed an impairment test based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The MAT NV SAM BE and Cenat are included in the reportable segment “Materialise Software”. The CGU ACTech, e-Prototypy (PL) and MAT NV Manufacturing (Metal) are included in the reportable segment “Materialise Manufacturing”. The CGU Orthoview (UK) is included in the reportable segment “Materialise Medical”.

CGU: MAT NV SAM (BE)

The goodwill allocated to the CGU MAT NV SAM (BE) relates to the goodwill from the acquisition of CENAT in 2015 and the goodwill related to the acquisition of Marcam in 2011 (DE-3D Printing Software).

The impairment test is based on the projected discounted cash flows resulting from the CGU MAT NV SAM BE, considering a period of five years. The main assumptions for goodwill impairment testing include a pre-tax discount rate (based on WACC) of 12.82% and a perpetual growth rate of 1.71%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€36,700. There are no reasonable changes in assumptions that would reduce the value in use below its carrying value of the cash generating unit.

CGU e-Prototypy

The goodwill relates to the acquisition of the Polish entity e-Prototypy. The impairment test on the CGU e-Prototypy is based on the projected discounted cash flows considering a period of five years. The main assumptions include a pre-tax discount rate (based on WACC) of 12.47% and a perpetual growth rate of 5.00%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience and continued investments in capex in new 3D printing equipment. It was concluded that the value in use is significantly higher than the carrying value of the cash generating unit of K€3,870. Based on the sensitivity analysis where discount rate would increase with 1%, the value in use would still be significantly higher than the carrying value of the cash generating units. Based on the sensitivity analysis that the five-year projections would be 10% lower or a perpetual growth rate which is 2% lower, the value in use would still be significantly higher than the carrying value of the cash generating units.

CGU Orthoview

The goodwill relates to the acquisition of Orthoview. The impairment test on the CGU Orthoview is based on the projected discounted cash flows considering a period of 5 years .The main assumptions include a pre-tax discount rate (based on WACC) of 13.27% and a perpetual growth rate of 2.00%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of €9.70 million. Based on the sensitivity analysis where discount rate would increase with 1%, the value in use would still be higher than the carrying value of the cash generating unit. A reasonable change in the perpetual growth by 2% or overall 10% lower five-year projections still result in a value in use that is higher than the carrying value of the cash generating unit.

The Orthoview business is being integrated further in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review as management believes that Orthoview can still be considered a separate cash generating unit in 2018.

CGU ACTECH

The impairment test on the CGU ACTech is based on the projected discounted cash flows, considering a period of 5 years. The main assumptions include a pre-tax discount rate (based on WACC) of 13.95% and a perpetual growth rate of 1.57%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of €26.7 million. Based on the sensitivity analysis where discount rate would increase with 1% or other reasonable changes in the 5-year projected cash flows (such as lower EBITDA) and perpetual growth rate, the value in use would be higher than the carrying value of the cash generating unit.

6 Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2018, 2017 and 2016:

in 000€	Patents and licenses	Software	Acquired customers, technology and backlogs	Developed technology and software under construction	Total
Acquisition value
At January 1, 2016	3,202	1,779	8,525	—	13,506
Additions	606	1,736	—	—	2,342
Acquisition of a subsidiary	—	—	—	—	—
Disposals	(18)	(212)	—	—	(230)
Transfer between accounts	—	490	—	—	490
Currency translation	(2)	(26)	(923)	—	(951)
Other	—	2	(6)	—	(4)
At December 31, 2016	3,788	3,769	7,596	—	15,153
Additions	749	3,718	—	—	4,467
Acquisition of a subsidiary*	115	242	18,433	—	18,790
Disposals	(159)	(143)	—	—	(302)
Transfer between accounts	—	(98)	—	—	(98)
Currency translation	—	(5)	(183)	—	(188)
Other	4	155	(251)	—	(92)
At December 31, 2017*	4,497	7,638	25,595	—	37,730
Additions	554	807	32	951	2,344
Acquisition of a subsidiary	—	—	—	—	—
Disposals	(759)	(221)	—	—	(980)
Transfer between accounts	2	—	—	364	366
Currency translation	—	—	(48)	—	(48)
Other	—	17	—	—	17
At December 31, 2018	4,294	8,241	25,579	1,315	39,429

in 000€	Patents and licenses	Software	Acquired customers, technology and backlogs	Developed technology and software under construction	Total
Amortization
At January 1, 2016	(1,471)	(958)	(1,420)	—	(3,849)
Depreciation charge for the year	(576)	(559)	(819)	—	(1,954)
Disposals	3	239	—	—	242
Transfer between accounts	—	—	—	—	—
Currency translation	2	26	144	—	172
Other	—	1	—	—	1
At December 31, 2016	(2,042)	(1,251)	(2,095)	—	(5,388)
Depreciation charge for the year*	(609)	(1,634)	(1,579)	—	(3,822)
Disposals	2	77	—	—	79
Transfer between accounts	—	98	—	—	98
Currency translation	—	4	45	—	49
Other	(117)	(279)	250	—	(146)
At December 31, 2017*	(2,766)	(2,985)	(3,379)	—	(9,130)
Depreciation charge for the year	(749)	(2,310)	(2,005)	—	(5,064)
Disposals	854	206	—	—	1,060
Transfer between accounts	—	—	—	—	—
Currency translation	—	1	22	—	23
Other	—	8	—	—	8
At December 31, 2018	(2,661)	(5,080)	(5,362)	—	(13,103)
Net carrying value
At December, 31 2018	1,633	3,161	20,217	1,315	26,326
At December, 31 2017*	1,731	4,653	22,216	—	28,600
At December 31, 2016	1,746	2,518	5,501	—	9,765
At January, 1 2016	1,731	821	7,105	—	9,657

Patent and licenses include only the direct attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use only except for software development on certain application interfaces that were almost fully funded by a third party. Apart from the developed technology and software under construction that was capitalized per end of 2018 for the amount of K€1,315, no other software development was capitalized in 2018 (2017: K€86, 2016: K€39). The remaining amortization period is 1.5 years for the main software purchases and 8.1 years for the main patents and licenses.

The ‘Acquired customers and technology’ have been recognized as part of the acquisition of ACTech, E-Prototypy, OrthoView, and Cenat (see Note 4). At December 31, 2018, the remaining amortization period for the acquired customers is 18.75 years for ACTech, 5.75 years for OrthoView, fully amortized for E-Prototypy and 6.25 years for Cenat (2017: 6.75 years for OrthoView, 1.00 years for E-Prototypy and 7.25 years for Cenat). At December 31, 2018, the remaining amortization period for the acquired technology of ACTech, Orthoview and Cenat are 5.75 years, 1.75 years and 6.25 years, respectively.

The developed technology and software relate to two projects that meet the criteria for recognition as internally developed intangible asset (see also Note 2: significant accounting judgments, estimates and assumptions). Those assets are still being constructed and consequently are not amortized. The Group has performed an impairment analysis on those assets which resulted in no impairment. The key assumptions used are:

•	Discount rate of 10%;

•	Periods of cash flows: 6

•	No perpetuity

The total amortization charge for 2018 is K€5,064 (2017*: K€3,822; 2016: K€1,954). As from 2017 the amortization of intangible assets from business combinations is mainly included in the line net operating income of the consolidated income statement. We refer to Note 2 for additional information.

7 Property, plant & equipment

The changes in the carrying value of the property, plant & equipment can be presented as follows for the year 2018 and 2017:

in 000€	Land and buildings	Plant and equipment	Leased assets	Construction in progress	Total
Acquisition value
At January 1, 2017	19,797	40,199	11,241	4,652	75,889
Additions	377	10,560	2,246	17,334	30,517
Acquired from business combinations*	9,362	10,318	136	414	20,230
Disposals	(31)	(1,046)	(39)	218	(898)
Transfers	11,527	7,439	(425)	(18,914)	(373)
Currency Translation	(185)	(118)	5	88	(210)
Other	(663)	(235)	1,139	(38)	203
At December 31, 2017*	40,184	67,117	14,303	3,754	125,358
Additions	3,079	9,476	792	5,210	18,557
Acquired from business combinations	—	—	—	—	—
Disposals	(99)	(1,882)	(17)	(387)	(2,385)
Transfers	2,728	2,953	(732)	(5,547)	(598)
Currency Translation	(119)	(25)	(19)	(26)	(189)
Other	4	(82)	—	(2)	(80)
At December 31, 2018	45,777	77,557	14,327	3,002	140,663
Depreciation
At January 1, 2017	(5,093)	(22,263)	(3,470)	—	(30,826)
Depreciation charge for the year*	(831)	(5,531)	(2,327)	—	(8,689)
Disposals	15	842	18	—	875
Transfers	521	(444)	296	—	373
Currency Translation	31	166	(1)	—	196
Other	853	64	(1,139)	—	(222)
At December 31, 2017*	(4,504)	(27,166)	(6,623)	—	(38,293)
Depreciation charge for the year	(1,560)	(8,010)	(2,346)	(307)	(12,223)
Disposals	26	2,102	6	—	2,134
Transfers	(18)	(253)	514	—	243
Currency Translation	(15)	(53)	8	—	(60)
Other	—	73	—	—	73
At December 31, 2018	(6,071)	(33,307)	(8,441)	(307)	(48,126)
Net book value
At December 31, 2018	39,706	44,250	5,886	2,695	92,537
At December 31, 2017*	35,680	39,951	7,680	3,754	87,065
At January 1, 2017	14,704	17,936	7,771	4,652	45,063

The changes in the carrying value of the property, plant and equipment can be presented as follows for the year 2016:

in 000€	Land and buildings	Plant and equipment	Leased assets	Construction in progress	Total
Acquisition value
At January 1, 2016	19,719	33,408	8,933	2,114	64,174
Additions	8	4,916	2,483	7,899	15,306
Acquired from business combinations	—	—	—	—	—
Disposals	(2)	(2,266)	(699)	(6)	(2,973)
Transfers	3	4,180	540	(5,330)	(607)
Currency Translation	69	—	(20)	(25)	24
Other	—	(39)	4	—	(35)
At December 31, 2016	19,797	40,199	11,241	4,652	75,889
Depreciation
At January 1, 2016	(4,369)	(18,927)	(2,478)	—	(25,774)
Depreciation charge for the year	(709)	(4,048)	(1,663)	—	(6,420)
Disposals	2	541	669	—	1,212
Transfers	—	117	—	—	117
Currency Translation	(17)	6	2	—	(9)
Other	—	48	—	—	48
At December 31, 2016	(5,093)	(22,263)	(3,470)	—	(30,826)
Net book value
At December 31, 2016	14,704	17,936	7,771	4,652	45,063
At January 1, 2016	15,350	14,481	6,455	2,114	38,400

The investments in property, plant & equipment in 2018 amounted to K€18,557 (2017: K€30,517;2016: K€15,306) and mainly related to new machines and installations in Belgium and Germany (K€10,747), land and buildings in Germany (K€2,491), IT equipment (K€1,781) and leased vehicles (K€792). The investments in 2017 related to the building constructions in Leuven and Poland (K€12,762), the investment into new machines and installations (acquired and leased – K€11,947) and the investment in motor vehicles (K€1,444). The investments in 2016 related to the acquisition of land in Leuven and Poland (K€6,098) and the investment into new machines and installations (acquired and leased – K€8,254) and the investment in computer equipment (K€890).

The Group realized a net loss on disposal of property, plant and equipment of K€83 in 2018 (2017: a net loss of K€25; 2016: a net gain of K€(149)).

No impairment of property, plant and equipment was recorded.

Finance leases

The carrying value of finance leases at December 31, 2018 was K€5,886 (2017: K€7,680; 2016: K€7,771). Finance leases are included in the column leased assets and mainly relate to 3D printing machines with a carrying value of K€4,608 at December 31, 2018 (2017: K€6,613; 2016: K€7,771) and for which depreciation of K€1,745 was recorded in 2018 (2017: K€1,864; 2016: K€1,663). New finance leases in 2018 amount to K€792 of which K€792 relate to leased motor vehicles (2017:K€1,596; 2016:K€2,757).

Assets under construction

Both in 2018 and 2017, the assets under construction mainly relate to machinery and installations in Belgium, Poland and Germany. Per end of 2018 the main asset under construction related to installations for our medical segment for an amount of K€937, located in Belgium. In 2016 the assets under construction mainly included the building of the new production and office facility in Belgium and Poland (K€6,098) as well as the construction and upgrade of 3D printing machines, transferred to land & buildings and plant & equipment, respectively, in 2017.

Borrowing costs

In 2018, no borrowing costs have been capitalized (2017: K€87; 2016: K€0).

Pledges

Land and buildings (including buildings under construction) with a carrying amount of K€27,319 (2017: K€28,526; 2016: K€12,594) are subject to pledges to secure several of the Group’s bank loans. In addition, pledges have been given on current and other fixed assets with a total carrying amount of K€3,533 (2017: K€13,340; 2016: K€0) (Note 24).

8 Investments in joint ventures

The Group has one investment in the joint venture RSPrint NV (Belgium).

The summarized financial information of RSPrint NV can be presented as follows:

in 000€	2018	2017**	2016
(Share in the) joint venture’s statement of financial position
Current assets	850	1,256	1,643
Non-current assets	114	212	186
Goodwill	—	—	—
Current liabilities	(756)	(692)	(1,118)
Non-current liabilities	(1,096)	(788)	—
Shareholders’ deficit (surplus)	888	12	(711)
(Share in the) joint venture income and expenses (loss)
Revenue	1,186	817	684
Profit (loss)²	(876)	(723)	(1,208)

²	there are no discontinued operations
**	restated based on 20F amendment filing June 2018

Total current assets include cash and cash equivalents for a total amount of K€175 per December 31, 2018 (2017: K€128; 2016: K€86). Profit (loss) include total deprecations and amortization for a total amount of K€30 in 2018 (2017: K€50; 2016: K€34).

The movement of the carrying value of the joint venture is as follows:

in 000€
Carrying value as of January 1, 2016	1,018
Share in loss	(1,018)
Carrying value as of December 31, 2016	—
Additional investment	500
Share in loss	(469)
Carrying value as of December 31, 2017	31
Additional investment	—
Transfer from receivables	444
Share in loss	(475)
Carrying value as of December 31, 2018	—

9 Inventories and contracts in progress

Inventories and contracts in progress include the following:

	As of December 31,
in 000€	2018	2017*	2016
Raw materials	5,616	4,970	4,297
Work in progress	2,151	3,377	1,538
Finished goods	1,390	1,414	880
Contracts in progress	829	1,266	1,155
Total inventories and contracts in progress	9,986	11,027	7,870

The amount of the inventory written-off as an expense is K€229 (2017: K€48; 2016: K€98).

The group has contracts in progress and advances from customers. The total costs incurred is K€547 and the profit recognized is K€282 as per December 31, 2018. Advances were received for the amount of K€370 with respect to contracts in progress per end of 2018 (2017: K€0; 2016: K€0). There are no retentions outstanding.

10 Other assets

Other non-current assets

Other non-current assets include the following:

	As of December 31,
in 000€	2018	2017	2016
Tax credits	3,006	2,446	1,766
Guarantees and deposits	405	362	342
Non-current receivable on joint venture	1,096	804	—
Non-listed equity investments	2,701	—	—
Other	29	55	46
Total non-current assets	7,237	3,667	2,154

The non-current tax credits relate to tax credits that will be realized over more than one year.

The non-listed equity investments mainly consist of the investment in equity shares of the non-listed company Essentium Inc. The Group holds a non-controlling interest of 5% in this company. This investment was irrevocably designated at fair value through OCI as the Group considers these investments to be strategic in nature. We refer to Note 3 and Note 20.

Other current assets

Other current assets include the following:

	As of December 31,
in 000€	2018	2017*	2016
Deferred charges	2,046	2,021	1,483
Tax credits	185	219	176
Accrued income	958	524	666
Other tax receivables	2,286	2,910	604
Other non-trade receivables	1,461	2,001	1,552
Total current assets	6,936	7,675	4,481

The other tax receivables include Value Added Tax (VAT) receivables. The non-trade receivables for the year ending December 31, 2018 include the indemnification asset for the amount of K€222 as referred to in Note 4. Business Combinations related to ACTech. Also please note that a receivable related to factoring was accounted for under the non-trade receivables in the year ending December 31, 2016 (K€541). In the year ending December 31, 2018 this receivable related to factoring has been recorded under the trade receivables for the amount of K€445 (2017: K€646).

11 Trade receivables

The trade receivables include the following:

	As of December 31,
in 000€	2018	2017	2016
Trade receivables	38,764	36,572	27,990
Amortization receivables	(1,873)	(990)	(511)
Total	36,891	35,582	27,479

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As at December 31, 2018, trade receivables of an initial value of K€1,873 (2017: K€990; 2016: K€511) were impaired. Impairment is accounted for under the other operating expenses. See below for changes in the impairment of receivables.

in 000€
At January 1, 2016	(505)
Addition	(266)
Usage	190
Reversal	70
At December 31, 2016	(511)
At January 1, 2017	(511)
Addition	(620)
Usage	12
Reversal	129
At December 31, 2017	(990)
At January 1, 2018	(990)
Addition	(1,284)
Usage	182
Reversal	219
At December 31, 2018	(1,873)

12 Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31,
in 000€	2018	2017	2016
Cash at bank	105,846	33,611	45,645
Cash equivalents	9,660	9,564	10,267
Total	115,506	43,175	55,912

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

In connection with the exercise of warrants payments have been received in 2017 from employees for a total amount of K€209, not converted into shares before year-end. In line with regulations the amount of K€209 was posted on a restricted bank account per December 31, 2017. There were no restrictions on cash at December 31, 2018 or 2016.

13 Equity

Share capital

The share capital of the parent company Materialise NV consists of 52,890,761 ordinary nominative shares at December 31, 2018 (2017: 47,325,438; 2016: 47,325,438) with no nominal but par value of €0.058 in 2018 (2017: €0.058; 2016: €0.058) for a total amount of K€3,050 at December 31, 2018 (2017: K€2,729; 2016: K€2,729).

in 000€, except share data	Total number of founder shares	Total number of ordinary shares	Total share- holders’ capital	Total share- premium
Outstanding at January 1, 2016	—	47,325,438	2,729	78,098
Transfer share capital to share premium	—	—	—	—
Capital increase in cash - public offering	—	—	—	—
Expenses directly attributable to public offering	—	—	—	—
Capital increase via exercise of warrants	—	—	—	—
Equity settled share-based payments expense	—	—	—	921
Outstanding on December 31, 2016	—	47,325,438	2,729	79,019
Outstanding at January 1, 2017	—	47,325,438	2,729	79,019
Transfer share capital to share premium	—	—	—	—
Capital increase in cash - public offering	—	—	—	—
Expenses directly attributable to public offering	—	—	—	—
Capital increase via exercise of warrants	—	—	—	—
Equity settled share-based payments expense	—	—	—	820
Outstanding on December 1, 2017	—	47,325,438	2,729	79,839
Outstanding at January 1, 2018	—	47,325,438	2,729	79,839
Transfer share capital to share premium	—	—	—	—
Capital increase in cash - public offering and private placement	—	5,403,125	312	59,575
Expenses directly attributable to public offering	—	—	—	(4,003)
Capital increase via exercise of warrants	—	162,198	9	593
Equity settled share-based payments expense	—	—	—	633
Outstanding on December 31, 2018	—	52,890,761	3,050	136,637

The shareholders’ capital increased by K€9 in 2018 as a result of the exercise of warrants outstanding and fully vested. The number of new shares issued was 162,198 at an average price of €3.72 per share, including share premium. The shareholders’ capital further increased in 2018 by K€312 due to a capital increase in cash. The number of new shares issued was 5,403,125 at an average price of €11.08 per share, including share premium.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€136,637 at December 31, 2018 (2017: K€79,839; 2016: K€79,019). The change in 2018 is the result of:

•	The capital increase in cash-public offering and private placement of K€59,575, compensated by the expenses directly attributable to the public offering of K€(4,003);

•	The capital increase via exercise of warrants of K€593; and

•	the share-based payment expense of K€633.

The change in 2017 and 2016 is the result of the share-based payment expense of K€820 and K€921, respectively.

Reserves

The nature and purpose of the reserves is as follows:

	As of December 31,
in 000€	2018	2017*	2016
Legal reserve	279	279	279
(Accumulated deficit)	(2,127)	(3,990)	(1,882)
Reserves	(1,848)	(3,711)	(1,603)

Based on the statutory result and after final result allocation approved by the annual shareholders meeting the legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2018, 2017 and 2016.

Non-controlling interest

The non-controlling interest is zero per end of 2018, 2017 and 2016. No non-controlling interest is recognized for the 17% held by a third party in RapidFit+ as the amount was reclassified to a financial liability.

RapidFit+

The Group has purchased a call option and written a put-option on the non-controlling interest in Rapidfit+. The call option is accounted for in accordance with IFRS 9 and has an exercise price which is calculated according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. Based on our analysis the call option remains out of the money and as such the fair value is estimated at zero at December 31, 2018. The call option is exercisable between 2015 and 2019.

The written put option has been recognized as a financial liability and measured at the fair value of the redemption amount and amounts to K€845 at December 31, 2018 (2017: K€788; 2016 K€735). The undiscounted estimated redemption amount totals K€875 at December 31, 2018 (2017: K€875; 2016: K€875). The redemption price has an exercise price according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. The initial recognition resulted in a reclassification of K€264 from non-controlling interest and K€64 from consolidated reserves. The parameter “invested capital” of the contractual formula has been adjusted in December 2014 to reflect the impact of the capital increase and the exercise period has been extended with one year. As a result, the estimated redemption amount of the written put option has increased by K€273 which has been recorded in diminution of the consolidated reserves. The written put option is exercisable between 2017 and 2021 and it is management’s estimate that the put option will be exercised within 12 months. As such, the written put option is presented as an other current liability.

In addition, RapidFit+ has issued 0 dilution warrants to the non-controlling interest which are exercisable upon occurrence of certain specified events. The fair value of the dilution warrants is zero per end of 2018 (2017: zero; 2016: zero).

14 Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2018	2017	2016
Outstanding at January 1*	1,458,360	1,681,000	1,401,852
Granted	2,000	—	350,000
Forfeited / Cancelled	(69,104)	(119,784)	(70,852)
Exercised	(73,207)	(102,856)	—
Outstanding at December 31*	1,318,049	1,458,360	1,681,000
Exercisable at December 31	252,793	—	—

*

The Group’s share-based payment plans are all equity-settled except for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled. The outstanding amount includes number of stock appreciation rights (“SARs”) issued under cash-settled share-based payment plans.

The number of outstanding warrants has been adjusted to reflect the 1-to-4 stock split decided in June 2014. The 2013 warrant plan gives a right to four shares for each warrant, whereas under all other warrant plans one warrant gives a right to one share. For presentation purposes the tables reflect the number of shares the warrants give right to across all plans.

In the course of October and November 2017 payments were done by employees in connection with the exercise of 25,714 warrants, representing 102,856 shares (2013 warrant plan), for which the notary deed was only passed after year-end 2017. Therefore, the payments had been kept on a restricted bank account of the Company as at December 31, 2017. The notary deed required for the capital increase in connection with this exercise was passed before the notary in the course of March 2018. In addition, capital increases were passed before the notary in the course of December 2018 in connection with the exercises of warrants related to the 2013 warrant plan (second phase; 4,775 warrants representing 19,100 shares) and the IPO warrant plan (40,242 warrants representing 40,242 shares).

Equity-settled share-based payment plans

The Group has several plans in place (2013 warrant plan, IPO warrant plan and 2015 warrant plan) which have similar terms except for the exercise price, except for the 2015 warrant plan.

2013 warrant plan

Each warrant gives the right to the holder to four ordinary shares of the parent Company. The warrants have a contractual term of ten years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year; and 25% in the seventh year. Warrants are exercisable as from the month after they have vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a contractual term of ten years.

Under the 2013 warrant plan 301,096 warrants were effectively granted in October 2013 and 166,800 warrants were granted to certain employees and to certain members of our board of directors and senior management on November 28, 2013 with an exercise price ranging from €7.86 to €8.54.

The status of the 2013 warrant plan at December 31 is as follows:

	2018	2017	2016
Outstanding at January 1	320,640	435,096	439,896
Granted	—	—	—
Forfeited / Cancelled	(1,500)	(11,600)	(4,800)
Exercised	(19,100)	(102,856)	—
Outstanding at December 31	300,040	320,640	435,096
Exercisable at December 31	89,892	—	—

With respect to the warrants exercised, we refer to our comments above. Since the 2013 warrant plan prescribes that each warrant gives right to four shares and our table above presents the impact on the number of shares, the actual remaining number of warrants as per December 31, 2018 equals 75,010.

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

The status of the IPO warrant plan at December 31 is as follows:

	2018	2017	2016
Outstanding at January 1	671,503	727,599	772,859
Granted	—	—	—
Forfeited / Cancelled	(42,209)	(56,096)	(45,260)
Exercised	(40,242)	—	—
Outstanding at December 31	589,052	671,503	727,599
Exercisable at December 31	114,012	—	—

Warrant plan 2015

The board of directors decided on December 18, 2015 on a new plan (“2015 warrant plan”) by which it can grant up to 1,400,000 warrants to employees. Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants vest for 10% on the second anniversary of the granting; 20% on the third anniversary of the granting; 30% on the fourth anniversary of the granting; and 40% on the fifth anniversary of the granting, unless otherwise decided by the board of directors or one or more of its representatives granted powers thereto. Warrants are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the parent Company of the second and fourth quarter, or (ii) if no quarterly results are published, during the month March and the month September of every year. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a term of ten years.

The Group granted 350,000 warrants in July 2016 to the employees of the Group with an exercise price of €6.45. The Group granted 2,000 warrants to an employee in May 2018 with an exercise price of €10.08

The status of the 2015 warrant plan at December 31 is as follows:

	2018	2017	2016
Outstanding at January 1	329,000	350,000	—
Granted	2,000	—	350,000
Forfeited / Cancelled	(5,800)	(21,000)	—
Exercised	—	—	—
Outstanding at December 31	325,200	329,000	350,000
Exercisable at December 31	32,700	—	—

Fair value

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table provides the input to the Black-Scholes model for the 2013 warrant plan, IPO warrant plan and 2015 warrant plan:

	2015 (Sept 16)	2015 (Nov)	IPO 2014 (Nov)	IPO 2014 (June)	2013 (Dec) *	2013 (Oct) *
Return dividend	0%	0%	0%	0%	0%	0%
Expected volatility	47%	47%	50%	46%	50%	53%
Risk-free interest rate	0.24%	1.17%	1.12%	1.70%	2.56%	2.43%
Expected life	4.30	5.50	5.50	5.50	5.50	5.50
Exercise price (in €)	6.45	8.81	8.81	8.81	8.54	7.86
Stock price (in €)	6.42	8.08	8.67	8.81	18.09	18.09
Fair value SAR (in €)	2.41	3.30	3.94	3.83	12.23	12.77

(*)	Exercise price, stock price and fair value are not adjusted for the 1 to 4 stock-split completed in June 2014.

The above input for the Black-Scholes model have been determined based on the following:

•	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception;

•

Expected volatility is estimated based on the average annualized volatility of the volatility of the Group’s stock (until September 2016: of a number of quoted peers in the 3D printing industry and the volatility of the Group’s stock);

•	Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date;

•	Estimated life of the warrant is determined to be until the first exercise period which is typically the month after vesting; and

•

Fair value of the shares is determined based on the share price of the Group on Nasdaq at the date of valuation. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number of quoted peers in the 3D printing industry.

The expense arising from share-based payment transactions for the warrants plans mentioned above was K€640 in 2018 (2017: K€819; 2016: K€921).

The weighted average remaining estimated life of the warrants outstanding as of December 31, 2018 is 5.95 years (2017: 6.92 years; 2016: 4.38 years). The weighted average fair value for the warrants outstanding at the end of 2018 was €5.62 (2017: €5.60; 2016: €6.01). The weighted average exercise price for the warrants outstanding at the end of 2018 was €7.99 (2017: €8.05; 2016: €8.06).

Cash-settled share-based payment plans

The Group has issued 215,688 SARs in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash. The exercise price of the SAR is €8.81.

The status of this plan is as follows:

	2018	2017	2016
Outstanding at January 1	137,217	168,305	189,097
Granted	—	—	—
Forfeited / Cancelled	(19,595)	(31,088)	(20,792)
Exercised	(13,865)	—	—
Outstanding at December 31	103,757	137,217	168,305
Exercisable at December 31	16,189	—	—

The SAR plan grants the bearer the right to a cash payment equal to the difference between the exercise price and the stock price at the exercise date. This plan is considered a cash settled shared based payment and is as such recorded as liability (see Note 16).

The SAR’s have a contractual term of ten years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. SAR’s are exercisable as from the month after they have vested and in the subsequent exercise periods.

The fair value of the SAR is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table lists the input used for the Black-Scholes model:

	2018	2017	2016
Return dividend	0%	0%	0%
Expected volatility	49%	49%	50%
Risk-free interest rate	0.77%	0.73%	0.55%
Expected life	1.25	2.25	3.25
Exercise price (in €)	8.81	8.81	8.81
Stock price (in €)	17.49	10.61	7.30
Fair value SAR (in €)	9.09	3.85	2.17

The expense arising from share-based payment transactions for the SAR’s plan was K€435 in 2018 (2017: K€204; 2016: K€46). The carrying value of the liability at December 31, 2018 amounts to K€786 (2017: K€351; 2016: K€147). The total intrinsic value of the liability for warrants currently exercisable was K€0 at December 31, 2018, 2017 and 2016.

Share-based payment plans of RapidFit+

The subsidiary RapidFit+ has issued a warrant plan on August 23, 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.92. In January 2014, a total of 199 warrants were granted and accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2018	2017	2016
Outstanding at January 1	199	199	199
Granted	—	—	—
Forfeited / Cancelled	—	—	—
Exercised	—	—	—
Outstanding at December 31	199	199	199
Exercisable at December 31	—	—	—

The following table lists the input to the Black-Scholes model for the RapidFit+ warrant plan:

2014
Return dividend	0%
Expected volatility	50%
Risk-free interest rate	2.29%
Expected life	5.5
Exercise price	553.9
Fair value option	262.7

The expense arising from share-based payment transactions for RapidFit+ warrant plan was K€7 in 2018 (2017: K€10; 2016: K€10).

15 Loans and borrowings

The loans and borrowings include the following:

	As of December 31
in 000€	2018	2017	2016
K€28,000 acquisition bank loan	24,576	27,513	—
K€18,000 secured bank loans	17,739	17,575	6,404
K€10,000 EIB bank loan	10,000	—	—
K€12,300 bank loans ACTech	12,300	9,247	—
K€8,750 other facility loans	4,299	4,982	5,411
Bank investment loans—top 20 outstanding	23,801	21,441	9,467
Bank investment loans—other	3,808	2,289	2,927
Financial lease agreements	6,809	9,164	7,395
Institutional loan	1,492	1,105	936
Convertible bonds	1,000	1,000	1,000
Related party loan	214	241	266
Total loans and borrowings	106,038	94,557	33,806
Current	13,598	12,769	5,539
Non-Current	92,440	81,788	28,267

K€28,000 Acquisition loan (balance K€24,576 per December 31, 2018)

This bank loan has been concluded in October 2017 to finance the acquisition of ACTech. The loan includes a portion of K€18,000 reimbursable monthly during seven years, and a bullet portion of K€10,000, reimbursable at once in October 2024. The interest rate is fixed for the duration of the loan, and amounts to 1.1% on average for both portions. The bank loans are secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants.

K€18,000 secured bank loans

The K€18,000 loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to K€12,000 (drawn per end 2018: K€11,739; per end 2017: K€11,575), and with reimbursements only starting in December 2022. The agreement for the Polish facility financing amounts to K€6,000 (fully drawn per end of 2017), and with reimbursements only starting in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

K€10,000 EIB bank loan

On December 20, 2017 the Group entered into a finance contract with the European Investment Bank, or EIB, to finance future research and development programs. As part of a first tranche, an amount of K€10,000 was drawn over the course of 2018. The agreement foresees a two-year loan reimbursement period. Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The margin is initially equal to 1.86% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech Group were refinanced entirely for the amount of K€9,300, with adjusted maturity to May 2025 and first reimbursements in August 2020. The interest rate has been fixed at approximately 1.6%, and pledges including a K€4,650 mortgage on ACTech’s facilities and a guarantee of Materialise NV. In addition, a new investment credit of K€3,000 was obtained in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%.

K€8,750 - Other facility loans

Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (K€2,000, K€300 and K€5,000, respectively) and another loan for the Czech Republic offices in 2008 (K€ 1,750). The balance of the four loans amounts to K€4,299 per December 31, 2018. All loans have a repayment schedule of 15 years and interest rates are fixed between 4.3% and 5.4% for the four loans.

Miscellaneous investment loans

The 20 largest of these loans outstanding per December 31, 2018 amount to a balance of K€23,801. They have been agreed in 2017, 2016 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

Finance lease obligations with third parties

The Group has several finance lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. Per December 31, 2018 the balance of these financial lease agreements amounts to K€6,809, and are mostly at fixed interest rates with weighted average below 2%.

K€2,000 institutional loan

This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of K€2,000. The loan is repayable over a four year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter. Per December 31, 2018 K€1,942 has been drawn with an outstanding balance of K€1,492.

K€1,000 convertible bond with related party

We issued, on October 28, 2013, 1,000 convertible bonds with a related party for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management.

The conditions of the convertible bond can be summarized as follows:

•	Number of convertible bonds: 1,000

•	Nominal value per bond: €1,000

•	Contractual life: 7 years

•	Interest: 3.7% per year

•	Conversion period: from January 1, 2017 until maturity

•	Convertion price: €1.97 per share

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

Finance lease obligations with related parties

In October 2001, we entered into a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease had a term of 15 years and included a purchase option for the land and the building. We determined that this lease was a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that we would exercise our purchase option. The amounts outstanding as of December 31, 2018 is K€0 (2017: K€0; 2016: K€74). The interest expense for the year 2018 is K€0 (2017: K€0; 2016: K€4). The term of the lease expired on September 20, 2016 and we exercised a purchase option in respect of the land and building. The notary deed transferring the land and building was completed in the course of 2017.

Related party loan

Ailanthus NV has granted us one other loan at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amounts outstanding as of December 31, 2018 is K€214 (2017: K€241; 2016: K€266). The interest expense for the year ended December 31, 2018 is K€10 (2017: K€11; 2016: K€12).

Changes of liabilities for financing activities:

The following table presents the changes of the liabilities for financing activities:

	For the year ended December 31
in 000€	2018	2017	2016
At January 1,	94,557	33,806	21,089
Proceeds from loans & borrowings	32,554	54,319	14,669
Repayment of loans & borrowings	(18,820)	(11,904)	(2,796)
New finance leases	792	2,906	2,483
Repayment of finance leases	(3,102)	(2,947)	(1,898)
Loans acquired from business combination	—	18,205	—
Net foreign exchange movements	57	172	259
At December 31,	106,038	94,557	33,806

16	Other non-current liabilities

The other non-current liabilities consist of the following:

	As of December 31,
in 000€	2018	2017	2016
Written-put option RapidFit+	—	788	735
Contingent consideration	—	648	909
Provisions	82	109	69
Other	786	359	160
Total	868	1,904	1,873

We refer to Note 13 for a description of the written-put options RapidFit+.

With respect to the contingent consideration, related to the CENAT acquisition, we refer to Note 4 on business combinations. At December 31, 2018 only a consideration of K€450 remains, recorded under the other current liabilities (see Note 19). Per end of 2017 and 2016 the non-current part of the CENAT contingent consideration amounted to K€648 and K€909, respectively.

The other items in the above table include a liability of K€786 per December 31, 2018 related to the cash settled shared based payment plan as referred to in Note 14 (2017: K€351; 2016: K€147).

The impact of the accounting treatment of the Belgian contribution plans with a minimal guarantee is not material as only a limited number of people can benefit. No provisions have been recognized as of December 31, 2018, 2017 and 2016. As such, no further disclosures have been provided.

17	Tax payables

The tax payables amount to K€2,313 as per December 31, 2018 (2017*: K€2,023; 2016: K€926) and is mainly related to the tax payables of the entities located in Germany.

18	Deferred income

Deferred income consists of the following:

	As of December 31
in 000€	2018	2017*	2016
Deferred maintenance & license	22,606	18,723	16,799
Deferred (project) fees	4,838	3,765	4,134
Deferred government grants	338	71	419
Other	—	—	58
Total	27,782	22,559	21,410
current	23,195	18,791	17,822
non-current	4,587	3,768	3,588

The deferred maintenance and license consist of maintenance fees paid up-front which are deferred and amortized over the maintenance period. The deferred (project) fees consist of one-time and advance payments received which are deferred in accordance with the revenue accounting policies. The deferred government grants are recognized as income under “other operating income”.

We refer to Note 22.1.2 for more detail on the contract liabilities.

19	Other current liabilities

Other current liabilities include the following:

	As of December 31
in 000€	2018	2017	2016
Payroll-related liabilities	10,111	9,274	7,873
Non-income tax payables	2,175	2,063	694
Accrued charges	789	769	946
Advances received	713	870	581
Other current liabilities	1,554	520	53
Total	15,342	13,496	10,147

The other current liabilities as per December 31, 2018 include an amount of K€450 (2017: K€257; 2016: K€0) payable in connection with the CENAT business combination (see also Note 4 and Note 16), and a payable for the amount of K€845 (2017: K€0; 2016: K€0) in connection with the written-put options RapidFit+ (see also Note 13 and Note 16).

The non-income tax payables mainly relate to VAT payables and payroll taxes.

20	Fair value

Financial assets

The carrying value and fair value of the financial assets as of December 31, 2018, 2017 and 2016 can be presented as of:

	Carrying value			Fair value
in 000€	2018	2017*	2016	2018	2017*	2016
Financial assets
Debt instruments measured at amortized cost
Trade receivables (current)	36,891	35,582	27,479	36,891	35,582	27,479
Other financial assets (non-current)	1,530	1,221	388	1,530	1,221	388
Other current non-trade receivables	1,461	2,001	1,552	1,461	2,001	1,552
Cash & cash equivalents	115,506	43,175	55,912	115,506	43,175	55,912
Total debt instruments	155,388	81,979	85,331	155,388	81,979	85,331
Financial assets at fair value through profit or loss
Derivatives	117	218	—	117	218	—
Total financial assets measured at fair value	117	218	—	117	218	—
Equity instruments designated at fair value through OCI
Non-listed equity investments	2,701	—	—	2,701	—	—
Total Equity instruments designated at fair value through OCI	2,701	—	—	2,701	—	—

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);

•

Other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2018, 2017 and 2016

•

The non-listed equity investments, mainly representing the investment in Essentium Inc, are measured at fair value. As of December 31, 2018, management considers that currently the cost is an appropriate estimate of fair value (level 2 input) as long as there is no significant capital increase that would give a reliable indication of the fair value of the investment. This was because of the followings reasons:

•	Essentium Inc is a non-listed entity;

•	The Group only has an insignificant interest in Essentium Inc (5% of the shares);

•	The Group has no representatives in the Board of Directors of Essentium Inc;

•	Insufficient more recent information is available to measure fair value; and

•	The investment was completed close to year-end.

Financial liabilities:

The carrying value and fair value of the financial liabilities as of December 31, 2018, 2017 and 2016 can be presented as of:

	Carrying value			Fair value
in 000€	2018	2017*	2016	2018	2017*	2016
Financial liabilities measured at amortized cost
Loans & Borrowings	106,038	94,557	33,806	105,027	95,351	34,619
Trade payables	18,667	15,670	13,400	18,667	15,670	13,400
Other liabilities	778	1,133	647	778	1,133	647
Total financial liabilities measured at amortized cost	125,483	111,360	47,853	124,472	112,154	48,666
Financial liabilities measured at fair value
Contingent consideration	450	905	909	450	905	909
Cash settled share based payments	786	351	147	786	351	147
Written put option on NCI	845	788	735	845	788	735
Derivatives	194	8	—	194	8	—
Total financial liability measured at fair value	2,275	2,052	1,791	2,275	2,052	1,791
Total non-current	94,521	85,276	31,715	93,289	85,890	32,358
Total current	33,237	28,136	17,929	33,458	28,316	18,099

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

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

•	The fair value of the derivatives has been determined based on a markt-to-market analysis prepared by the bank based on observatable marketinputs (level 2 inputs);

•	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs); and

•

The fair value of the (contingent) consideration has been determined based on the latest long-term business plans of the Cenat business (level 3 inputs). Note that the consideration is no longer contingent as per end 2018.

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

The Group has the following financial instruments carried at fair value in the statement of financial position on December 31, 2018, 2017 and 2016: the derivatives related to interest rate and foreign currency swaps as included in the above tables, a call option and written put option on non-controlling interest, the (contingent) consideration for the acquisition of Cenat and the non-listed equity investments.

•

The fair value of the written put option is determined based on the present value of the redemption amount and is considered level 3. The redemption amount is a formula (see Note 13) and is estimated on historical financial figures. The impact on the income statement is K€57 during 2018 (2017: K€53; 2016: K€50).

•	The fair value of the call option is estimated at zero as the call option is out of the money based on our analysis (see Note 13).

•

The fair value of the (contingent) consideration is based on the agreement that was signed with the former shareholders on December 24, 2018 determining that the only remaining and final consideration to be paid amounts to K€450. The final consideration was paid on January 21, 2019. A fair value adjustment was recognized in 2018 for the amount of K€192, recorded under the other operating income (we also refer to Note 4).

•	The fair value of the non-listed equity investments is currently estimated as its cost because of the reasons explained above.

21	Segment information

For management purposes, the Group is organized into segments based on their products, services and industry and has the following three reportable segments:

•	The Materialise Medical segment, which develops and delivers medical software solutions, medical devices and other related products and services;

•	The Materialise Manufacturing segment, which delivers 3D printed products and related services; and

•	The Materialise Software segment, which develops and delivers additive manufacturing software solutions and related services.

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

The following table summarizes the segment reporting for each of the reportable periods ending December 31. Corporate research and development, headquarters’ function, financing and income taxes are managed on a Group basis and are not allocated to operating segments. As management’s controlling instrument is mainly revenue-based, the reporting information does not include assets and liabilities by segment and is as such not available per segment.

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the year ended December 31, 2018
Revenues	37,374	52,252	94,956	184,582	139	184,721
Segment EBITDA	11,536	10,252	10,785	32,573	(10,122)	22,451
Segment EBITDA %	30.9%	19.6%	11.4%	17.6%	—	12.2%
For the year ended December 31, 2017
Revenues	35,770	42,841	63,712	142,323	250	142,573
Segment EBITDA*	13,926	4,400	4,439	22,765	(9,797)	12,968
Segment EBITDA %	38.9%	10.3%	7.0%	16.0%	—	9.1%
For the year ended December 31, 2016
Revenues	30,122	37,910	46,406	114,438	39	114,477
Segment EBITDA	10,130	894	3,848	14,872	(6,391)	8,481
Segment EBITDA %	33.6%	2.4%	8.3%	13.0%	—	7.4%

The segment EBITDA is reconciled with the consolidated net profit (loss) for the year as follows:

	For the year ended December 31,
in 000€	2018	2017*	2016
Segment EBITDA	32,573	22,765	14,872
Depreciation, amortization and impairment	(17,287)	(12,576)	(8,374)
Corporate research and development	(1,913)	(2,017)	(1,673)
Corporate headquarter costs	(10,358)	(9,690)	(8,646)
Other operating income (expense)	2,149	1,910	3,928
Operating (loss) profit	5,164	392	107
Financial expenses	(4,864)	(4,728)	(2,437)
Financial income	3,627	3,210	2,039
Income taxes	(425)	(522)	(1,710)
Share in loss of joint venture	(475)	(469)	(1,018)
Net (loss) profit	3,027	(2,117)	(3,019)

The Group has no customers with individual sales larger than 10% of the total revenue in 2018 (2017: none; 2016: none).

Entity-wide disclosures

We refer to the Note 22.1 for the revenue by geographical area, based on location of the customer. The total revenue realized in the country of domicile (Belgium) in 2018 amounts to K€9,350 (2017: K€8,145; 2016: K€7,534).

The total non-current assets, other than financial instruments, deferred tax assets, by geographical area is as follows:

	As of December 31,
in 000€	2018	2017*	2016
United States of America (USA)	3,953	3,880	4,697
Americas other than USA	62	29	35
Europe (without Belgium)	82,427	81,988	23,984
Belgium	48,873	46,576	34,074
Asia-Pacific	1,039	744	898
Total	136,354	133,217	63,688

The totals of the above table includes goodwill, intangible assets and property, plant & equipment as disclosed in the consolidated statements of financial position.

22	Income and expenses

22.1 Revenue

The effect of initially applying IFRS 15 on the Group’s revenue from contracts with customers is described in Note 2. Due to the transition method chosen in applying IFRS 15, comparative information has not been restated to reflect the new requirements.

22.1.1 Disaggregated revenue information

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	8,804	23,940	9,439	42,183	34	42,217
Americas other than USA	193	1,404	101	1,698	2	1,700
Europe (without Belgium) & Africa	17,026	19,073	74,852	110,951	77	111,028
Belgium	155	1,824	7,364	9,343	7	9,350
Asia Pacific	11,196	6,011	3,200	20,407	19	20,426
Total revenue from contracts with customers	37,374	52,252	94,956	184,582	139	184,721
Type of goods or service
Software revenue (non-medical)	37,374	—	—	37,374	—	37,374
Software revenue (medical)	—	17,045	—	17,045	—	17,045
Medical devices and services	—	35,207	—	35,207	—	35,207
Prototyping	—	—	27,599	27,599	—	27,599
End parts production	—	—	23,919	23,919	—	23,919
Complex metal parts production (ACTech)	—	—	43,438	43,438	—	43,438
Other	—	—	—	—	139	139
Total revenue from contracts with customers	37,374	52,252	94,956	184,582	139	184,721
Timing of revenue recognition
Goods/Services transferred at a point in time	20,326	39,682	90,614	150,622	139	150,761
Goods/Services transferred over time	17,048	12,570	4,342	33,960	—	33,960
Total revenue from contracts with customers	37,374	52,252	94,956	184,582	139	184,721

The revenue per type of good or service including the previous years is as follows:

	For the year ended December 31
in 000€	2018	2017	2016
Software revenue (non-medical)	37,374	35,770	30,122
Software revenue (medical)	17,045	15,619	13,404
Medical devices and services	35,207	27,222	24,506
Prototyping	27,599	28,423	27,568
End parts production	23,919	25,324	18,838
Complex metal parts production (ACTech)	43,438	9,965	—
Other	139	250	39
Total	184,721	142,573	114,477

22.1.2 Contract balances

The following table provides information about receivables, contracts in progress (contract assets) and deferred income (contract liabilities) from contracts with customers.

	As of December 31,
in 000€	2018	2017
Trade receivables, included in ‘trade and other receivables’	38,764	36,572
Contract assets / contracts in progress	829	1,266
Contract liabilities / deferred income	27,444	23,661
Total	67,037	61,499

We refer to note 18 for a detail of the deferred income and Note 2 for a detail on the cumulative catch-up adjustment on initial application of IFRS 15.

The Group has recognized K€19,201 revenue in 2018 for contract liabilities recognized at January 1, 2018 and reduced revenue for K€96 related to performance obligations that were (partially) satisfied in prior years. Note 18 include split of the deferred income in current and non-current. Non-current deferred income, representing mainly maintenance contracts with terms more than one year and certain contracts with up-front fees which are allocated to performance obligations that will be satisfied over more than one year, may be recognized as revenue between one to three years.

The relation between the timing of satisfaction of the performance obligations and the timing of billing resulting in contract assets and liabilities is as follows:

•

Maintenance services: maintenance services are typically billed at the beginning of the maintenance period resulting in deferred income that is recognized on a straightline basis over the maintenance period.

•	Software licenses: certain software licenses may have been billed prior to the delivery of the software key resulting in a deferred income balance.

•

Certain agreements in the medical segment include up-front fees such as step-in fees or milestone payments which are billed at inception of the contract but which are allocated to performance obligations which are satisfied at a later time in the contract term or which have not been recognized considering the revenue contraint (i.e. may have to be credited when customer achieves certain volume targets). In addition, certain contracts include prepaid fees for volume “Plan Only” purchases for which the purchased services are only delivered during a one year period. Those fees result in deferred income which are recognized as revenue when services/products are delivered and revenue is not constrainted.

•

Certain development services are satisfied while the services can only billed at certain pre-defined points in time or when the services are fully satisfied resulting in contracts in progress / contract assets.

22.2 Cost of sales

Cost of sales include the following selected information:

	For the year ended December 31
in 000€	2018	2017*	2016
Purchase of goods and services	(39,114)	(34,480)	(25,374)
Amortization and depreciation	(9,910)	(7,560)	(5,007)
Payroll expenses	(33,036)	(20,806)	(16,161)
Other expenses	(239)	(106)	(164)
Total	(82,299)	(62,952)	(46,706)

22.3 Research and development expenses

Research and development expenses include the following selected information:

	For the year ended December 31
in 000€	2018	2017	2016
Purchase of goods and services	(3,590)	(3,140)	(3,177)
Amortization and depreciation	(830)	(686)	(478)
Payroll expenses	(17,935)	(16,054)	(13,985)
Other	(61)	(79)	(42)
Total	(22,416)	(19,959)	(17,682)

22.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	For the year ended December 31
in 000€	2018	2017*	2016
Purchase of goods and services	(9,775)	(8,035)	(7,450)
Amortization and depreciation	(725)	(505)	(563)
Payroll expenses	(35,585)	(30,175)	(27,828)
Other	(218)	(220)	(312)
Total	(46,303)	(38,935)	(36,153)

22.5 General and administrative expenses

General and administrative expenses include the following selected information:

	For the year ended December 31
in 000€	2018	2017*	2016
Purchase of goods and services	(9,892)	(7,053)	(5,488)
Amortization and depreciation	(3,828)	(2,761)	(2,326)
Payroll expenses	(18,442)	(14,858)	(11,895)
Other	(148)	(204)	(332)
Total	(32,310)	(24,876)	(20,041)

22.6 Net other operating income

The net other operating income can be detailed as follows:

	For the year ended December 31
in 000€	2018	2017*	2016
Government grants	4,658	4,342	4,181
Amortization intangibles purchase price allocation	(1,994)	(1,064)	—
Allowance for doubtful debtors	(1,065)	(454)	(77)
Capitalized expenses (asset construction)	16	123	12
Net foreign currency exchange gains / (losses)	246	(235)	452
Tax Credits	706	899	741
Fair value adjustment Cenat liability	192	—	—
Personnel related income	168	—	—
Other	844	930	903
Total	3,771	4,541	6,212

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs and reduced payroll taxes.

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them.

The Group has changed its accounting policy with respect to the amortization expense related to the fair value adjustments of the intangible assets acquired from a business combination. These expenses, except for expenses related to the backlog, are now presented under the net other operating result. We refer to Note 2 for more information.

22.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2018, 2017 and 2016:

	For the year ended December 31
in 000€	2018	2017	2016
Short-term employee benefits	(76,023)	(60,195)	(50,714)
Social security expenses	(14,139)	(11,200)	(10,136)
Expenses defined contribution plans	(936)	(926)	(388)
Other employee expenses	(13,900)	(9,572)	(8,631)
Total	(104,998)	(81,893)	(69,869)
Total registered employees at the end of the period	2,009	1,862	1,432

22.8 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31
in 000€	2018	2017	2016
Interest expense	(1,747)	(1,026)	(665)
Foreign currency losses	(2,748)	(3,131)	(1,453)
Other financial expenses	(369)	(571)	(319)
Total	(4,864)	(4,728)	(2,437)

22.9 Financial income

Financial income includes the following selected information:

	For the year ended December 31
in 000€	2018	2017	2016
Foreign currency exchange gains	3,047	2,830	1,853
Amortization discount interest free loans	—	6	14
Other finance income	580	374	172
Total	3,627	3,210	2,039

22.10 Income taxes and deferred taxes

Current income tax

The following table shows the breakdown of the tax expense for 2018, 2017 and 2016:

	As of December 31,
in 000€	2018	2017*	2016
Estimated tax liability for the year	(1,216)	(1,530)	(1,698)
Tax adjustments to the previous year	—	412	—
Deferred income taxes	791	596	(12)
Total income taxes for the period	(425)	(522)	(1,710)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liability and the deferred tax expense for 2018, 2017 and 2016:

	Asset/(liability)			Income/(expense)
in 000€	2018	2017*	2016	2018	2017*	2016
Tax losses, notional interest deduction and other tax benefits	26	—	109	—	—	—
Amortization development assets and other intangible assets	224	304	227	—	—	—
Depreciation property, plant & equipment	30	—	—	—	—	—
Other items	35	—	—	—	—	—
Total deferred tax assets	315	304	336	11	(32)	(756)
Property, plant & equipment	(694)	(698)	(452)	—	—	—
Intangible assets	(5,370)	(6,656)	(873)	—	—	—
Investment grants	(312)	—	—	—	—	—
Inventory valuation	141	—	—	—	—	—
Other items	9	(61)	—	—	—	—
Total deferred tax liabilities	(6,226)	(7,415)	(1,325)	780	628	744
Total deferred tax income (loss)	—	—	—	791	596	(12)

The Group has unused tax losses, tax credits and notional interest deduction available in an amount of K€25,285 for 2018 (2017: K€11,948; 2016: K€9,451) of which K€15,592 for 2018 (2017: K€4,581; 2016: K€1,570) relating to Materialise NV. As at December 31, 2018 no unused notional interest deduction remains (2017: K€315; 2016: K€315), the amount remaing from previous periods has expired.

With respect to the net operating losses of Materialise NV, no deferred tax assets have been recognized given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses will be used in future years. As from July 1, 2016, the new Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on its analysis, in 2018 the Company has assessed that no deferred tax asset should be accounted for with respect to its unused tax losses in Belgium.

With respect to the net tax losses of the other entities in the Group, deferred taxes have been recognized in 2018 for the amount of K€26 (2017: K€0; 2016: K€109). The deferred tax liability of K€6,226 in the year ending December 31, 2018 mainly relates to the intangibles that have been recognized as part of the purchase price allocation (ACTech).

Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2018	2017*	2016
Profit (loss) before taxes	3,452	(1,595)	(1,309)
Income tax at statutory rate of 29.58% (2017, 2016: 33,99%)	(1,021)	542	445
Effect of different local tax rate	166	433	663
Tax adjustments to the previous period	80	412	—
Non-deductible expenses	(1,141)	(818)	(453)
Capitalized initial public offering transaction costs	—	—	—
Research and development tax credits & patent income deduction	337	44	3,664
Notional interest deduction Belgium	—	—	351
Non recognition of deferred tax asset	(546)	(1,505)	(6,767)
Recognition of deferred tax assets on previous years tax losses	653	—	—
Non-taxable income	606	556	729
Use of previous years tax losses and tax credits for which no deferred tax assets was recognized	—	12	50
Taxes on other basis	280	(117)	(342)
Other	161	(81)	(50)
Income tax expense as reported in the consolidated income statement	(425)	(522)	(1,710)

23	Earnings per share

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

The net profit (loss) for the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended December 31
in 000€	2018	2017*	2016
Net profit attributable to ordinary equity holders of the parent for basic earnings	3,027	(2,117)	(3,019)
Interest on convertible bonds	50	—	—
Net profit attributable to ordinary equity holders of the parent adjusted for the effect of dilution	3,077	(2,117)	(3,019)

The convertible bond and the warrants are dilutive as per December 31, 2018 but are anti-dilutive as per December 31, 2017 and 2016. We refer to Notes 14 and 15 for information on the number of instruments that could potentially be dilutive but which were not considered in the calculation above.

The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31
in 000	2018	2017	2016
Weighted average number of ordinary shares for basic earnings per share	49,806	47,325	47,325
Effect of dilution:
Share options	382	—	—
Convertible loan	421	—	—
Weighted average number of ordinary shares adjusted for effect of dilution	50,609	47,325	47,325

The earnings per share are as follows:

	For the year ended December 31
	2018	2017*	2016
Earnings per share attributable to the owners of the parent
Basic	0.06	(0.04)	(0.06)
Diluted	0.06	(0.04)	(0.06)

24	Commitments and contingent liabilities

Operating lease commitments

The Group has operating lease commitments mainly related to buildings and cars as follows:

	As of December 31,
in 000€	2018	2017	2016
Within one year	2,053	1,721	2,012
Between one and three years	2,302	1,504	1,964
Between four and five years	785	406	561
More than five years	302	77	84
Total	5,442	3,708	4,621

The total lease payments recognized in the consolidated income statement are K€2,956 in 2018 (2017: K€2,909; 2016: K€2,451).

Apart from one operating lease commitment for a 3D printer located in Germany for an amount of K€554, including the purchase option, and a total rent commitment for our office in Malaysia for an amount of K€1,236, including the renewal option, the Group has no individually significant lease commitments per end of 2018.

Finance lease commitments

The Group has finance leases for the building and various other items of plant and equipment. Future minimum lease payments under finance lease with the present value of the net minimum lease payments are as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
in 000€	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	2,876	2,829	3,179	3,034	2,400	2,287
Between two and three years	3,398	3,236	5,017	4,643	3,640	3,503
Between four and five years	655	604	1,361	1,269	1,206	1,057
More than five years	149	140	285	218	587	548
Total	7,078	6,809	9,842	9,164	7,833	7,395
Less finance charges	(269)	—	(678)	—	(438)	—
Present value of minimum lease payments	6,809	6,809	9,164	9,164	7,395	7,395

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction) is K€30,853 (2017: K€28,526; 2016: K€12,594). The total outstanding mortgages and pledges are K€124,428 in 2018 (2017: K€85,186; 2016: K€32,362).

Included in the above, the Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€70,300 in 2018 (2017: K€29,000; 2016: K€4,491) and pledges on current and other fixed assets for a total amount of K€21,142 (2017: K€9,131; 2016: zero).

Other commitments

The Group has outstanding non-cancellable contracts with a future commitment of K€6,383 at December 31, 2018 (2017: K€7,638; 2016: K€1,290), mainly related to purchase commitment for raw materials. For property, plant & equipment, we have no committed expenditures as per December 31, 2018 (2017: K€672; 2016: K€10,204).

Contingent liabilities

The Group is currently involved in a legal proceeding with Dentsply Implants NV regarding the alleged wrongful termination of a supply agreement between the Company and Dentsply Implants NV entered into in 2010. The court of first instance ruled in favor of Dentsply Implants NV, that we have wrongfully terminated the relationship. We have appealed this decision before the court has pronounced itself on the monetary damages. The amount of damages which Dentsply Implants NV is claiming is K€2,700. While we are confident that the first instance decision will be overruled, we believe that, in the event that the first instance decision would be confirmed, the amount of monetary damages that we would be exposed to will not have a material impact on our business, financial conditions or result of operations. We are currently not a party to, and we are not aware of any threat of, any other legal proceedings, which, in the opinion of our management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations. As a result management concluded that no provision is required.

25	Risks

The Group is mainly exposed to liquidity risk, interest rate risk and credit risk.

Foreign exchange risk

The Group has primarily exposure to the USD, GBP and JPY as foreign currency.

During 2018 the impact of changes in foreign currency rates on the cash and term accounts held in USD funded through the initial public offering proceeds was positive for an amount of K€752.

If the USD (rate for 1 EUR) would have appreciated by 10%, the net result would have been K€1,561 higher, excluding the effect of the cash and term accounts held in USD. If the USD (rate for 1 EUR) would have depreciated by 10%, the net result would have been K€1,278 lower, excluding the effect of the cash and term accounts held in USD.

To limit the exposure to foreign currency rate fluctuations on GBP and JPY, the Group has entered into currency rate swaps as of 2017. We refer to note 20.

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. At December 31, 2018 the Group still has undrawn lines of credit totaling K€26,040, including K€25,000 from the European Investment Bank (EIB) as mentioned in the below paragraph (2017: K€4,473; 2016: K€4,355).

On September 29, 2017 KBC Bank and Materialise agreed on a credit facility, mainly related to the financing of the ACTech acquisition, in which debt covenants were determined based on the ratio of the Group’s total net financial debt over EBITDA.

On December 20, 2017, the European Investment Bank (EIB) and Materialise entered into a finance contract to support Materialise’s ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to €35.0 million drawable in two tranches. The first tranche could not exceed €25.0 million and could be drawn during the first year of the contract. The Group actually has drawn €10.0 million of this first tranche in the course of 2018. The second tranche can be drawn during the second year of the contract, subject to a specified debt ratio being met. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The margin is initially equal to 1.86% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.

The range of contracted obligations are as follows:

in 000€	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2018
Loan & borrowings	14,491	42,100	33,636	23,870	114,097
Trade payables	18,667	—	—	—	18,667
Other current liabilities	2,267	—	—	—	2,267
Total	35,425	42,100	33,636	23,870	135,031

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2017*
Loan & borrowings	14,331	37,933	22,286	32,699	107,249
Trade payables	15,670	—	—	—	15,670
Other current liabilities	1,390	—	—	—	1,390
Total	31,391	37,933	22,286	32,699	124,309

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2016
Loan & borrowings	6,050	10,787	7,471	12,620	36,928
Trade payables	13,400	—	—	—	13,400
Other current liabilities	634	—	—	—	634
Total	20,084	10,787	7,471	12,620	50,962

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

Credit risk

Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for the Group. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, which are mainly deposits with financial institutions. The Group limits this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables is monitored on a continuous basis.

Trade receivables and contracts in progress

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and controls relating to customer credit risk management.

An impairment analysis is performed at each reporting date per company and using a provision matrix per company to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by legal entity).

The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 11. The Group does not hold collateral as security.

The Group evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

in 000€	Total	Non-due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 181 days
December 31, 2018	36,891	26,208	5,395	1,479	931	1,512	1,366
December 31, 2017	35,582	21,630	6,920	1,765	1,526	1,614	2,127
December 31, 2016	27,479	15,590	6,434	1,885	490	2,008	1,072

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2018, 2017 and 2016.

26	Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the year ended December 31
in 000€	2018	2017	2016
Short-term employee benefits	2,334	2,190	2,693
Post-employment benefits	80	80	116
Termination benefits	—	—	—
Total	2,414	2,270	2,809
Warrants granted	—	—	199,500
Warrants outstanding	557,935	573,980	790,752

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members). In the year ending December 31, 2018 the compensation to key management by means of share based payments amounts to K€312.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Interest expense	Receivables	Liabilities
Non-executive directors of the group
2018	—	123	51	—	1,038
2017	—	96	50	—	965
2016	—	72	50	—	972
Shareholders of the group
2018	—	123	10	—	261
2017	—	172	11	—	371
2016	—	117	16	—	378
Joint ventures
2018	1,156	241	—	1,281	22
2017	714	23	—	804	28
2016	527	—	—	601	—

Related party – Ailanthus NV

Ailanthus NV, shareholder and director of the Group, has provided several loans and financial leases to the Group for the purchase of machinery and a portion of the office and production buildings. We refer to Note 15 for details.

The Group rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2018 was K€123 (2017: K€172; 2016: K€141).

Related party – Convertible debt

The Group has issued on October 28, 2013 1,000 convertible bonds for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management. We refer to Note 15 for more details.

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

At the General Meeting of Shareholders held on November 28, 2013, 300,000 founder shares were converted to ordinary A shares. Converting the founder shares into ordinary A shares did not confer any substantial advantage to their holder but resulted in a dilution for the existing shareholders by 0% .These ordinary A shares benefited from all rights attached to the ordinary shares.

Joint ventures

The receivable for the amount of K€1,281 is accounted for under the other non-current assets and trade receivables and relates to the services and goods delivered to the joint venture RSPRINT. In the course of 2018 the Group also purchased a 3D printer from RSPRINT for the amount of K€200.

27	Events subsequent to the statement of financial position date

On January 10, 2019, Materialise NV granted a K€2,500 convertible loan to Fluidda NV (“Fluidda”). This investment is part of a general collaboration, bringing the possibilities of 3D printing to the pulmonology market, combining Fluidda’s Functional Respiratory Imaging methods with Materialise’s expertise in medical engineering. Part of the funds will be used to expand the development of Functional Respiratory Imaging methods driven 3D printed devices for personalized monitoring of airflow distribution in lung patients, using advanced machine learning and artificial intelligence.

There are no other significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the financial statements.

28  Overview of consolidated entities

Name	Country of incorporation	% equity interest
		2018	2017	2016
Materialise NV	Belgium	100%	100%	100%
Materialise France SAS	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%
Materialise Czech Republic SRO	Czech Republic	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%
Materialise UK Limited	United Kingdom	100%	100%	100%
OBL SAS	France	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%
Materialise Malaysia SDN. Bhd.	Malaysia	100%	100%	100%
Materialise Ukraine LLC	Ukraine	100%	100%	100%
RapidFit NV	Belgium	83%	83%	83%
RapidFit, LLC (liquidated)	United States	—	—	83%
Meridian Technique Limited	United Kingdom	100%	100%	100%
OrthoView, LLC (liquidated)	United States	—	—	100%
OrthoView Holdings Limited	United Kingdom	100%	100%	100%
Meridian (Corporate Trustee) Limited (liquidated)	United Kingdom	—	100%	100%
OrthoView Limited (liquidated)	United Kingdom	—	100%	100%
Materialise SA	Poland	100%	100%	100%
Materialise Colombia SAS	Colombia	100%	100%	100%
RSPRINT powered by Materialise NV (joint venture)	Belgium	50%	50%	50%
Materialise Shanghai Co. Ltd	China	100%	100%	100%
Materialise Australia PTY Ltd	Australia	100%	100%	100%
Materialise S.R.L.	Italy	100%	100%	100%
ACTech GmbH	Germany	100%	100%	—
ACTech Holding GmbH	Germany	100%	100%	—
ACTech, Inc	United States	100%	100%	—

The entities Materialise GmbH, Gilching, Germany, ACTech Holding GmbH, Freiberg / Saxony, Germany and ACTech GmbH, Freiberg / Saxony, Germany, have taken advantage of the exemption regulations of § 264 (3) HGB (German Commercial Code) for the financial year ending December 31, 2018.