Form 20-F/A
period 2018-12-31
MATERIALISE NV
filed 2019-06-28
CIK 1091223

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

Peter Leys, telephone +32 (16) 39 66 11, facsimile +32 (16) 39 66 00, Technologielaan 15, 3001 Leuven, Belgium

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share, no nominal value per share	MTLS	The NASDAQ Stock Market LLC
Ordinary Shares, no nominal value per share*		The NASDAQ Stock Market LLC

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

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

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒

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

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2018 of Materialise NV (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on April 30, 2019 (the “Original Form 20-F”). The Company is filing this Amendment solely to include the financial statements and related notes of RSPRINT Powered by Materialise NV (“RSPRINT”) as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

The Company owns a 50% non-controlling interest in RSPRINT and accounts for RSPRINT using the equity method of accounting. RSPRINT met the significance test of an equity investee as of and for the years ended December 31, 2017 and 2016.

The Form 20-F is being further amended to include as exhibits: (i) unaudited financial statements of RSPRINT as of and for the year ended December 31, 2018 and audited financial statements of RSPRINT as of and for the years ended December 31, 2017 and 2016, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; (ii) the consent of BDO Bedrijfsrevisoren CVBA, the independent auditor of RSPRINT; (iii) certifications by the Company’s Chief Executive Officer and Chief Financial Officer and (iv) the Description of Securities required pursuant to amendments to Form 20-F that became effective subsequent to the filing of the Original Form 20-F.

Other than as required to reflect the amendments discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.

PART III

ITEM 19.	EXHIBITS

1.1*	Restated Articles of Association of Materialise NV (English translation)

2.1	Deposit Agreement, dated as of June 24, 2014, among Materialise NV and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-194982))

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

2.3	Description of Securities

Certain instruments relating to long-term debt as to which the total amount of securities authorized thereunder does not exceed 10% of the total assets of Materialise NV and its subsidiaries on a consolidated basis have been omitted in accordance with Form 20-F. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

4.1	2013 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.3	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.4	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.5	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.6	Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-213649))

4.7+	Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise GmbH, Materialise N.V. and the Sellers party thereto (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017)

8.1*	Subsidiaries of Materialise NV

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.4	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.4	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of BDO Bedrijfsrevisoren CVBA, independent registered public accounting firm

23.2	Consent of BDO Bedrijfsrevisoren CVBA, independent accountants

99.1	Financial Statements of RSPRINT Powered by Materialise NV, as of and for the years ended December 31, 2018, 2017 and 2016

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Original Form 20-F.
+	The registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Exchange Act.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: June 28, 2019