Form 20-F
period 2019-12-31
MATERIALISE NV
filed 2020-04-30
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019 was: 53,172,513 Ordinary Shares

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

Large accelerated filer	☐	Accelerated filer	☒

Non accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

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

Except as otherwise required by the context, references to (i) “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries, (ii) “ACTech” are to ACTech Holding GmbH and its subsidiaries, which we acquired in 2017, and (iii) “Engimplan” are to Engimplan Engenharia De Implante Indústria E Comércio Ltda., in which we acquired a controlling interest in 2019.

Our trademark portfolio contained 148 registered trademarks and 9 pending trademark applications as of December 31, 2019. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyzes or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us. In particular, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements, we discuss, based on our current assessment of the novel coronavirus (COVID-19), or coronavirus, pandemic, how our business, results of operations, and financial condition could be impacted during the year 2020.

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

•	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;

•	fluctuations in our revenue and results of operations;

•	impacts on our business, financial condition and results of operations from the current global health crisis related to the coronavirus pandemic;

•	changes in volumes and patterns of customer electricity usage;

•	our ability to operate in a highly competitive and rapidly changing industry;

•	our ability to adequately increase demand for our products and services;

•	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties;

•	our ability to integrate acquired businesses or technologies effectively;

•	our dependence upon sales to certain industries;

•	our relationships with suppliers;

•	our ability to attract and retain senior management and other key employees;

•	any disruptions to our service center operations, including by accidents, natural disasters or otherwise;

•	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

•	our ability to adequately protect our intellectual property and proprietary technology;

•	our international operations;

•	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

Any forward-looking statements that we make in this annual report speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the U.S. Securities and Exchange Commission, or the SEC, after the date of this annual report. See “Item 10. Additional Information—H. Documents on Display.”

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

A. Selected Financial Data

The tables below contain a summary of our financial data as of and for years ended December 31, 2019, 2018, 2017, 2016 and 2015, which have been derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which we refer to as IFRS. Our consolidated financial statements and the related notes as of and for the years ended December 31, 2019, 2018 and 2017 appear elsewhere in this annual report.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report, as well as the section entitled “Item 5. Operating and Financial Review and Prospects.”

The Company has applied IFRS 16 as from January 1, 2019 by using the modified retrospective approach, not restating comparatives for the 2018 reporting period. The reclassifications and the adjustments arising from the new leasing standard are recognized in the opening balance sheet on January 1, 2019.

Consolidated Statements of Financial Position Data:

	As of December 31,
in 000€	2019	2018	2017	2016	2015
Inventories and contracts in progress	12,696	9,986	11,027	7,870	5,387
Trade receivables	40,977	36,891	35,582	27,479	22,843
Cash and cash equivalents	128,897	115,506	43,175	55,912	50,726
Total assets	349,294	313,225	234,678	161,920	144,136
Total liabilities	206,619	177,236	157,624	82,887	61,181
Net assets(1)	142,675	135,989	77,054	79,033	82,955
Total equity	142,675	135,989	77,054	79,033	82,955

(1)	Net assets represents total assets less total liabilities.

Consolidated Income Statements Data:

	For the year ended December 31,
in 000€	2019	2018	2017	2016	2015
Revenue	196,679	184,721	142,573	114,477	102,035
Cost of sales	(86,972)	(82,299)	(62,952)	(46,706)	(42,963)
Gross profit	109,707	102,422	79,621	67,771	59,072
Research and development expenses	(23,348)	(22,416)	(19,959)	(17,682)	(18,186)
Sales and marketing expenses	(52,989)	(46,303)	(38,935)	(36,153)	(36,832)
General and administrative expenses	(31,786)	(32,310)	(24,876)	(20,041)	(15,045)
Net other operating income	5,432	3,771	4,541	6,212	7,102
Operating profit (loss)	7,016	5,164	392	107	(3,889)
Financial expenses	(3,682)	(4,864)	(4,728)	(2,437)	(2,470)
Financial income	1,377	3,627	3,210	2,039	3,511
Share in loss of joint venture	(392)	(475)	(469)	(1,018)	(401)
Profit (loss) before taxes	4,319	3,452	(1,595)	(1,309)	(3,249)
Income taxes	(2,595)	(425)	(522)	(1,710)	389
Net profit (loss) for the year	1,724	3,027	(2,117)	(3,019)	(2,860)
Net profit (loss) attributable to:
The owners of the parent	1,646	3,027	(2,117)	(3,019)	(2,807)
Non-controlling interest	78	—	—	—	(53)
Earnings per share attributable to the owners of the parent
Basic	0.03	0.06	(0.04)	(0.06)	(0.06)
Diluted	0.03	0.06	(0.04)	(0.06)	(0.06)
Weighted average number of ordinary shares for basic earnings per share (´000)	52,915	49,806	47,325	47,325	47,224
Weighted average number of ordinary shares adjusted for effect of dilution (´000)	53,987	50,697	47,325	47,325	47,224
Consolidated Statements of Comprehensive Income Data:
Net profit (loss)	1,724	3,027	(2,117)	(3,019)	(2,860)
Other comprehensive income (loss), net of taxes	245	(47)	(691)	(1,833)	624
Total comprehensive income (loss) for the year, net of taxes	1,969	2,980	(2,808)	(4,852)	(2,236)

Other Data (unaudited):

	For the year ended December 31,
in 000€	2019	2018	2017	2016	2015
Adjusted EBITDA (unaudited)(1)	26,656	23,526	14,610	9,458	3,687

(1)

We calculate EBITDA as net profit (loss) for the year plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding non-cash share-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Disclosure in this annual report of EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.” The following table reconciles net profit to EBITDA and Adjusted EBITDA for the periods presented:

	For the year ended December 31,
in 000€	2019	2018	2017	2016	2015
Net profit (loss)	1,724	3,027	(2,117)	(3,019)	(2,860)
Income taxes	2,595	425	522	1,710	(389)
Financial expenses	3,682	4,864	4,728	2,437	2,470
Financial income	(1,377)	(3,627)	(3,210)	(2,039)	(3,511)
Depreciation and amortization	19,198	17,287	12,576	8,374	6,810
Share in loss of joint venture	392	475	469	1,018	401
EBITDA (unaudited)	26,214	22,451	12,968	8,481	2,921
Non-cash share-based compensation expenses(a)	302	1,075	1,033	977	766
Acquisition-related expenses of business combinations(b)	140	—	609	—	—
Adjusted EBITDA (unaudited)	26,656	23,526	14,610	9,458	3,687

(a)	Non-cash share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(b)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of ACTech in 2017 and the Engimplan acquisition in 2019.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our strategy includes entering into collaborations with our customers in certain large-scale markets and leveraging these collaborations to enter into other underserved specialty markets. For example, in the medical market, we have entered into collaborations with Zimmer Biomet Holdings, Inc., or Zimmer Biomet, Encore Medical, L.P. (d/b/a DJO Surgical), or DJO Surgical, DePuy Synthes Companies of Johnson & Johnson, or DePuy Synthes, Limacorporate Spa, or Lima, Mathys AG, or Mathys, Corin Ltd, or Corin, Medtronic Inc., or Medtronic, and Abbott Laboratories Inc., or Abbott. Increased adoption of our software, products and services, especially in potentially high-growth specialty markets, will depend in part on our current and future collaborators’ willingness to continue to adopt our additive manufacturing solutions in their markets and on our ability to continue to collaborate with these and other players. Certain of our customers that have initially relied on our 3D printing software and services have announced their intention to bring their 3D printing operations in-house and enter the market themselves, and other customers may also do so in the future as they gain experience and as 3D printing technology gains strategic importance, thus denying us continued access to their distribution channels. In addition, a change of control of any of our collaboration partners may negatively impact our relationship. If we are not able to maintain our existing collaborations and develop new collaborative relationships, our foothold in larger markets and expansion into potentially high-growth specialty markets could be harmed significantly.

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

•

general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing, including the adverse effects of global economic uncertainties such as the recent global economic uncertainty related to the novel coronavirus pandemic; and

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

In addition, the success of our acquisitions may depend in part on our ability to retain senior management and other key personnel of the acquired company following the acquisition and to continue to attract such persons to our company. For example, the companies we acquire may depend on small teams of founders and senior managers with extensive market knowledge and relationships or that exercise substantial influence over the acquired business. As result, the loss of such persons could adversely affect us.

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

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•	potentially longer sales and payment cycles;

•	potentially greater difficulties in collecting accounts receivable;

•	potentially adverse tax consequences, including liabilities imposed from inconsistent enforcement;

•	challenges in providing solutions across a significant distance, in different languages and among different cultures;

•	the impact of global public health crises, such as the coronavirus pandemic currently impacting almost all large economies worldwide;

•	transportation delays;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in staffing and managing foreign operations, particularly in new geographic locations;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

•	expropriation or nationalization of property;

•	rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism or pandemics, epidemics and other similar outbreaks or events;

•	operating in countries with a higher incidence of corruption and fraudulent business practices;

•	seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe;

•	costs and difficulties of customizing products for foreign countries; and

•	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets.

We maintain important software research and development and engineering centers in Malaysia and Ukraine. In Malaysia, the government may exercise substantial control over certain sectors of the economy through regulation and state ownership. In Ukraine, the political and economic situation, in general, and the relations among Ukraine, United States, the European Union and Russia, in particular, remain unstable. We continue to monitor the situation in Ukraine and have a risk mitigation plan designed to limit the impact on our operations in case of escalation of the instability in that region. However, escalation could have a significant impact on our operations, in particular in the event where internet services would no longer be available in Ukraine or where the situation would become such that our employees would no longer be able to work from their homes. Our facility in Ukraine does not focus on sales to the Ukrainian market and mainly provides supporting activities for our global operations. Any material disruption of these supporting activities, however, could significantly impact our ability to further develop our products and to continue to service our customers globally. Moreover, changes in the laws and regulations of Malaysia or Ukraine, or in their interpretation or enforcement, including with respect to operations such as ours, which rely to a large extent on local private entrepreneurs, may significantly impact our activities in Malaysia or Ukraine, which would limit our future growth and adversely affect our results of operations. In addition, in August 2019, we acquired a 75% interest in Engimplan, a Brazil-based manufacturer of orthopaedic and cranio-maxillofacial (CMF) implants and instruments. Brazil has experienced recent political and economic uncertainty and instability, including as a result of country-wide money laundering and corruption probes. Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our results of operations.

Our international operations pose currency risks, which may adversely affect our results of operations and net income.

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2019, approximately 71% of our revenue was generated, and approximately 72% of our total costs were incurred in euros. As we continue to expand internationally, our exposure to currency risks will increase. Historically, we have not managed our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

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

We have in the past and intend to continue to evaluate opportunities to acquire or invest in, companies that we believe have products, services, competencies or capabilities that are a strategic or commercial fit with any of our businesses or that otherwise offer opportunities for our company. For example, in August 2019, we acquired a 75% interest in Engimplan, a Brazil-based manufacturer of orthopaedic and CMF implants and instruments.

In connection with acquisitions or investments, we may:

•	issue American Depositary Shares, or ADSs, or other forms of equity that would dilute our existing shareholders’ percentage of ownership;

•	incur debt and assume liabilities; and/or

•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

If we complete an acquisition or investment, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, suppliers, employees, financial markets or investors. Furthermore, future acquisitions or investments could pose numerous additional risks to our operations, including:

•	problems integrating the purchased business, products, services or technologies;

•	challenges in achieving strategic objectives, cost savings and other anticipated benefits;

•	increases to our expenses;

•	due diligence investigations failing to discover undisclosed liabilities or risks affecting the acquired businesses;

•	the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;

•	inability to maintain relationships with key customers, vendors and other business partners of our current or acquired businesses;

•	diversion of management’s attention from their day-to-day responsibilities;

•	difficulty in maintaining controls, procedures and policies during the transition and integration;

•	entrance into marketplaces where we have no or limited prior experience and where competitors have stronger marketplace positions;

•	potential loss of key employees, particularly those of the acquired entity; and

•	historical financial information may no longer be representative or indicative of our results as a combined company.

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

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or services and to pursue new markets. For example, in the Materialise Medical segment, we have collaborations with leading medical device companies and academic institutions for the development and distribution of our surgical planning software, services, and products, including with Zimmer Biomet, DJO Surgical, DePuy Synthes, Lima, Medtronic, Abbott, Corin, Mathys and the University of Michigan. Furthermore, in the Materialise Software segment, we have established collaborations with Siemens PLM, or Siemens, and Essentium Inc., or Essentium, and, in the Materialise Manufacturing segment, we have established collaborations with HOYA Vision Care Company, or HOYA, PTC Inc., or PTC, BASF 3D Printing Solutions GmbH and Essentium. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not succeed in maintaining, renewing or extending existing collaborations or in identifying, securing, or completing any such new transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products or services that achieve commercial success or result in significant revenue and could be terminated prior to developing any products or services.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaboration partners may have economic or business interests or goals that are, or that may become, inconsistent with our economic or business interests or goals. It is possible that conflicts may arise with our current or future collaboration partners, such as conflicts concerning the achievement of performance milestones, or the interpretation of terms under any agreement, such as those related to financial obligations, the ownership or license rights or control of intellectual property developed before or during the collaboration or indemnification. If any conflicts arise with our current or future collaboration partners, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaboration partners or any future collaboration partners devote to our collaboration partners’ or our future products or services. Disputes with our collaboration partners may result in litigation or arbitration that would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products or access to the markets relating to such transaction or arrangement or may need to purchase such rights at a premium.

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

Our results of operations could be substantially affected not only by global economic conditions, but also by local operating, economic, public health or environmental conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges that are unusual or non-recurring. Certain macroeconomic events, such as adverse conditions in the global economy, including most recently with the market disruptions caused by the containment measures taken by almost all countries with major economies in response to the coronavirus pandemic, the consequences of the exit by the United Kingdom from the European Union (commonly referred to as “Brexit”) and the economic and political challenges facing China, Brazil and certain Eurozone countries, could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. These economic developments could affect us in numerous ways, many of which we cannot predict. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, or the effects these disruptions and conditions could have on us.

In addition, political and economic developments could also result in changes to legislation or reformation of government policies, rules and regulations, including in relation to tax and trade. Such changes could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability. For example, on January 31, 2020, the United Kingdom ceased to be a member state of the European Union. As of that date, the United Kingdom entered a transitional period with the European Union, which is expected to continue through December 31, 2020. During this transitional period, the United Kingdom retains access to the E.U. single market and customs union and the United Kingdom and the European Union are expected to attempt to negotiate various aspects of their future relationship following the transitional period, including a free trade deal. The long-term effects of Brexit will depend on the agreements or arrangements between the United Kingdom and the European Union, and the extent to which the United Kingdom retains access to the E.U. markets both during and after the transitional period. The longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union is unclear at this stage and is likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. Although it is unknown what the final terms of the United Kingdom’s future relationship with the European Union will be, it is possible that there will be greater restrictions on imports and exports between the United Kingdom and European Union countries and increased regulatory complexities. These changes may adversely affect our operations and financial results.

Additionally, in the United States, President Trump’s administration has discussed, and in some cases implemented, changes with respect to certain tax and trade policies, tariffs and other government regulations affecting trade between the United States and other countries. For example, trade relations between the United States and China were, at times, significantly strained during calendar 2019, as both countries imposed increased tariffs on the importation of certain product categories. While it is not possible to predict whether or when any additional changes will occur or what form they may take, the implementation of a border tax, tariff or higher customs duties on our products imported into the United States or on raw materials we import into the United States, or any potential corresponding actions by other countries in which we do business, could negatively impact our financial performance. In addition, other countries may change their business and trade policies in anticipation of or in response to increased import tariffs and other changes in the United States’ trade policy and regulations, which could also negatively impact our financial performance.

The coronavirus global health crisis could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

The outbreak of a novel coronavirus, was first identified in December 2019 in Wuhan, China, and has since spread globally. In response to the pandemic, governments worldwide have closed business, restricted travel and implemented emergency quarantines, and businesses and individuals have reduced travel, cancelled meetings and events and implemented work-from-home policies, which have caused significant disruption to the global economy and normal business operations. The coronavirus public health crisis may have broader macroeconomic implications, including a decrease in or halt to economic growth, the effects of which could be long lasting.

In an effort to protect the health and safety of employees, we, and many of our customers, partners, suppliers and other counterparties, currently require that employees work from home and restrict travel as much as possible, which affects, among other things, their ability to attend industry events and to engage in commercial visits. In the event we or our customers, partners, suppliers and other counterparties maintain or expand these restrictions, we may suffer disruptions to business operations, including the closure of manufacturing facilities, warehouses and logistics supply chains worldwide. Furthermore, the coronavirus and the responses thereto could have a range of other effects on us. For example, the implementation of business continuity plans in a fast-moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses) and increase our vulnerability to information technology and other systems disruptions.

As of the date of this report, we are unable to predict the duration and severity of the spread of the coronavirus and the political and economic responses thereto and as a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity. The coronavirus and related responses are developing rapidly, making their impact highly uncertain, and are subject to many factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions, and reactions and responses of the public. In particular, although we have included under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements a discusion, based on our current assessment of the coronavirus pandemic, of how our business, results of operations, and financial condition could be impacted during the year 2020, this discussion should be considered as highly uncertain. While we expect we will suffer adverse effects, the more severe the outbreak is and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

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

In the United States, we are subject to the Health Insurance Portability and Accountability Act, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, regulations issued pursuant to these statutes, state privacy and security laws and regulations. These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of personal health information with which we must comply. In addition, a new privacy law, the California Consumer Privacy Act, or CCPA, effective as of January 1, 2020, requires, among other things, covered companies, including us, to provide new disclosures to California consumers and afford such consumers the ability to opt out of certain sales of personal information. We cannot yet predict the impact of the CCPA on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

In the European Union, the General Data Protection Regulation, or the GDPR, was passed on May 24, 2016, and replaced the E.U. Data Protection Directive when it came into force on May 25, 2018. GDPR introduced new data protection requirements in the European Union, unprecedented regulatory risk for non-compliant data processors and controllers and sizeable penalties for serious breaches—up to €20 million or 4% of global turnover, whichever is higher. The GDPR also significantly expands the territorial reach of existing E.U. data protection and privacy rules. Our business processes have been and continue to be modified in order to incorporate the requirements of the GDPR.

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

Our medical products are subject to rigorous regulation by the European Commission, the U.S. Food and Drug Administration, or the FDA, and numerous other applicable governmental authorities. In general, the development, testing, manufacturing and marketing of our medical products are subject to extensive regulation and review by numerous governmental authorities in the European Union, the United States, Canada, Brazil, Japan and Australia, and in other markets where we are currently active or may become active in the future. The regulatory process requires the expenditure of significant time, effort and expense to bring new medical products to market, and we cannot be certain that we will receive regulatory approvals, certifications or registrations in any country in which we plan to market our medical products.

The laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. The regulatory approval process outside the European Union and the United States may include all of the risks associated with obtaining CE or FDA clearance or approval in addition to other risks. Clearance or approval by the FDA in the United States, or conformity assessment and affixing a CE mark in the European Economic Area, or EEA, does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries. We may be required to perform additional pre-clinical or clinical studies even if FDA clearance or approval, or the right to bear the CE label, has been obtained. We may not obtain regulatory approvals or certifications outside the European Union and the United States on a timely basis, if at all. If we fail to receive necessary approvals to commercialize our medical products in jurisdictions outside the European Union and the United States on a timely basis, or at all, our medical business, financial condition and results of operations could be adversely affected.

As a manufacturer of medical devices, we participate in the Medical Device Single Audit Program, or MDSAP, which is a prerequisite for market entry in Canada, and which makes results from external audits by an accredited auditing organization available to the regulatory authorities of the United States, Canada, Brazil, Japan and Australia. A single audit is used in lieu of multiple separate audits or inspections by participating regulatory authorities or their representatives, reducing the overall number of audits or inspections. However, the auditing organization must inform regulatory authorities directly when certain non-conformity thresholds are reached, enabling participating regulatory authorities to immediately undertake actions appropriate for their jurisdictions.

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

Failure to comply with applicable regulatory requirements could also result in civil actions against us and other unanticipated expenditures. Any of these actions, in combination or alone, or even a public announcement that we are under investigation for possible violations of these laws, could have a material adverse effect on our medical business, financial condition, results of operations and cash flows. If investigated, we cannot assure that the costs of defending or resolving those investigations or proceedings would not have a material adverse effect on our financial condition, results of operations and cash flows.

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

In addition, in the future there may continue to be additional proposals relating to the reform of the healthcare systems of the United States, the European Union, any individual Member State of the European Union or any other jurisdiction where we may operate. For example, on April 5, 2017, the Medical Devices Regulation (Regulation (EU) 2017/745) was adopted. Subject to any postponement of the implementation of the Medical Devices Regulation by the European Council and European Parliament, the regulation will become effective on May 26, 2020. Once effective, the new regulation will, among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up, as of 2022, a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union; and

•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

Transition from the regulation of our products under the current E.U. regulatory framework to regulation under the Medical Devices Regulation may require a substantial transition effort by us. In addition, detail as to how certain aspects of the Medical Devices Regulation will be applied remains unclear. Failure to update our quality system and regulatory documentation could delay our transition to compliance with the Medical Devices Regulation and delay or prevent us from obtaining new CE Certificates of Conformity under the Regulation. As a result, transition from compliance with the current E.U. regulatory framework to the Medical Devices Regulation could result in disruption to our business in the European Economic Area, which could adversely affect our business, results of operation and financial condition.

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

In the EEA, we must comply with the E.U. Medical Device Vigilance System, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents must be reported to the competent authorities of the Member States of the EEA. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. Incidents are evaluated by the EEA competent authorities to whom they have been reported, and where appropriate, information is disseminated between them in the form of National Competent Authority Reports. The E.U. Medical Device Vigilance System is further intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States of the EEA where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

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

For example, during 2019, The National Health Surveillance Agency of Brazil (ANVISA) conducted inspections of Engimplan’s manufacturing facilities in response to claims that unapproved products were being produced. Although the investigations did not result in any penalties or sanctions imposed by ANVISA, Engimplan may be subject to increased regulatory oversight as a result of these investigations.

Any regulatory enforcement actions could impair our ability to produce our medical products in a cost-effective and timely manner in order to meet our customers’ demands. We also may be required to bear other costs or take other actions that may have a negative impact on our future revenue and our ability to generate profits. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our medical products on a timely basis and in the required quantities, if at all.

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

While we strive to avoid infringing the intellectual property rights of third parties, we cannot provide any assurances that we will be able to avoid any claims that our products and technology, including the technology that we license from others, infringe the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. Moreover, the patent landscape in the field of 3D printing is very complex and freedom to operate examinations are costly and time-consuming. We have not obtained extensive freedom to operate reports in the past for each and all of our products and services, nor do we intend to install on a general basis freedom to operate examinations for our future products and services. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products or services in the field of 3D printing, or our collaboration partners or our other customers may seek to invoke indemnification obligations to involve us in such intellectual property infringement claims. Furthermore, although we maintain certain procedures to help to ensure that the items we 3D print on behalf of customers do not infringe upon the intellectual property rights of others, we cannot be certain that our procedures will be effective in preventing any such infringement.

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

We have entered into collaborations with a number of industrial and medical device companies and academic institutions, including Zimmer-Biomet, DJO Surgical, DePuy Synthes, Lima, Mathys, Siemens, BASF 3D Printing Solutions GmbH, FluidDa NV, or FluidDa, the University of Michigan, and HOYA. We have, in some cases individually and in other cases along with our collaboration partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly-owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected. For additional information, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Any of these could result in a material decline in the price of the ADSs. In particular, the stock market has recently experienced significant price and volume fluctuations as a result of the coronavirus. This volatility has had a significant impact on the market price of securities issued by many companies across many industries.

Members of our board of directors and senior management own a significant percentage of our ordinary shares and are able to exert significant influence over matters subject to shareholder approval.

Members of our board of directors and senior management beneficially owned approximately 64.1% of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of December 31, 2019. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our articles of association provide that, as long as Wilfried Vancraen, our founder and Chief Executive Officer, Hilde Ingelaere, an Executive Vice President of our company who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

The dilutive effect of our warrants and convertible bonds could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants and outstanding convertible bonds, as of December 31, 2019, there were outstanding granted warrants to subscribe for an aggregate of 893,672 ordinary shares at a weighted average exercise price of €7.88 per share, and €1.0 million of outstanding convertible bonds convertible into an aggregate of 508,904 ordinary shares at a conversion price of €1.97 per share. The warrants and convertible bonds likely will be exercised or converted if the market price of the ADSs equals or exceeds the applicable exercise or conversion price. To the extent such securities are exercised or converted, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

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

We are a “foreign private issuer,” as defined in the rules and regulations of the SEC and, consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic issuers. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic issuers. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies. As a foreign private issuer, we file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to continue to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2020. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2019, 3.1% of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

Although we have implemented an internal control system and devoted significant resources into internal audit, accounting, IT and other functions to improve our internal control system, our compliance with Section 404 will require that we incur further substantial accounting expenses and continue to expend significant management efforts to further implement and maintain our internal control system. We may not be able to further implement or maintain an effective internal control system or complete our evaluation, testing and any required remediation in a timely fashion. In connection with the preparation of this annual report, during the evaluation and testing process, we identified material weaknesses in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2019. See “Item 15. Controls and Procedures.” We cannot assure you that we will be able to remedy the material weaknesses in a timely fashion or at all, or that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy any of the material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have incurred and will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a company whose ADSs are publicly traded in the United States, we have incurred and will incur significant legal, accounting, insurance and other expenses that we did not incur prior to our initial public offering. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NASDAQ Stock Market have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs have increased now that we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors or its committees. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

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

A new Belgian Companies Code was approved by the Belgian Parliament that entered into force on May 1, 2019. For existing companies like us there is a transition regime providing for a staggered applicability of the new provisions. Certain parts of the new code apply to us as of January 1, 2020. The full transition must be completed by the earlier of (i) the next extraordinary shareholders’ meeting that amends our articles of association or (ii) January 1, 2024. On the date of this annual report, we have not yet initiated or implemented any changes as a result of such new Companies Code. However, we or our shareholders may propose changes to our articles of association following the entry into force of the new Belgian Companies Code that could impact our shareholders’ rights.

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

On August 6, 2019, we acquired 75% of the shares of Engimplan through a combined acquisition of existing and new shares through our Brazilian subsidiary Engimplan Holding Ltda., or Engimplan Holding. Engimplan is a Brazil-based manufacturer of orthopaedic and CMF implants and instruments. As part of this transaction, we have gained access to Engimplan’s local production facility and we intend to expand Engimplan’s portfolio with our 3D printed implants and expertise and leverage Engimpla’s existing partner and distribution network in Brazil. We believe that the combination of our expertise in 3D printed medical solutions and Engimplan’s innovative product portfolio will help accelerate the introduction of 3D printed, personalized implants and instruments in the Brazilian market.

As of October 1, 2019, all the assets and liabilities of Materialise UK Ltd., our wholly owned subsidiary, were transferred to Meridian Technique Ltd., also our wholly owned subsidiary as part of a global restructuring to enable us to operate as one legal entity in the United Kingdom.

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

Capital Expenditures (Property Plant and Equipment and Intangible Assets)

Our capital expenditures amounted to €15.7 million, €20.9 million and €35.0 million for the years ended December 31, 2019, 2018, and 2017, respectively. In 2019, our main capital expenditures were €0.8 million for a cleanroom in Belgium, €1.2 million for a new building in Germany, €1.1 million for medical projects, and €8.8 million for new machines and installations in Belgium, Germany, Poland and the United States. In 2018, our main capital expenditures were €10.7 million for new machines and installations in Belgium and Germany, €2.5 million for land and buildings in Germany and €1.8 million for information technology equipment. In 2017, our main capital expenditures were €12.8 million related to building constructions in Belgium and Poland and €11.9 million for new machinery and installations in Belgium, Poland and Germany

B. Business Overview

Our Mission

Our mission is to innovate product development that results in a better and healthier world, through our software and hardware infrastructure, and an in-depth knowledge of additive manufacturing.

Our Company

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing in the industrial and medical sectors and will continue to play an instrumental role as the industry evolves. In the healthcare sector, we bring software and medical devices to the market. Our medical software products include surgical planning tools that allow medical professionals to make 3D printable designs of the human anatomy. Our medical devices include surgical guides as well as customized medical implants. In our 3D printing service centers, including what we believe to be one of the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. As of December 31, 2019, our team consisted of 2,177 full-time equivalent employees, or FTEs, and fully dedicated consultants. Our portfolio of intellectual property features 290 patents and 157 pending patent applications as of December 31, 2019. For the year ended December 31, 2019, we generated €196.7 million of revenue, representing 6.5% growth over the prior year, a net profit of €1.7 million and Adjusted EBITDA of €26.7 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

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

3D Printing. As a pioneer in the additive manufacturing industry, we believe we have an extensive history of 3D printing millions of parts utilizing a broad array of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group, which operates in an ISO 9001:2015-certified quality management system, in an ISO 13485:2016-certified system for the production of medical devices, and in an EN9100:2016 as well as EASA POA certified system for the production of plastic aerospace parts, has its own maintenance and research team that utilizes an in-house laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment. As of December 31, 2019, we operated a total of 181 3D printers, six vacuum casting machines and 28 computer numeric control, or CNC, machines at these service centers. (See “—Manufacture and Supply” for more detailed information about the printers we operate).

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

Our discussion below of the growth opportunities for each of our market segments is based on our medium and long term expectations for these segments. In the short term, we expect both the 3D printing industry and our business will be impacted by the current coronavirus pandemic, although we cannot predict with certainty the impact the pandemic will have. For more information, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information” below.

Our Materialise Software Segment

In our Materialise Software segment, we offer proprietary software worldwide through programs and platforms that enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of industrial 3D printers, and various software applications and capturing technologies, including CAD/CAM packages and 3D scanners, by enabling data preparation and process planning. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, such as Sindoh Co. Ltd., EOS GmbH, Essentium Inc., HP Inc., The ExOne Company, Renishaw PLC, SLM Solutions Group AG, Stratasys Ltd., Trumpf GmbH & Co. KG, Uniontech Corporation and Voxeljet AG. In addition, we have entered into partnership agreements with leading CAD, CAM and product lifecycle management, or PLM, companies such as Siemens, HCL Technologies Ltd., or HCL, and PTC, for the integration of our additive manufacturing technology into Siemens’ NX software, HCL’s CAMworks, and PTC’s Creo software. This enables the streamlining of the design to manufacturing process for products being produced using additive manufacturing. We offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with almost all 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who can benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems of OEMs.

As of December 31, 2019, our Materialise Software segment had a team of approximately 303 FTEs and fully dedicated consultants, with approximately 36.2% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts, hardware controller sales for our Materialise Controllers and custom software development services. Additionally, we offer consultancy and training services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. We charge our custom software development services either on a time and material or on a fixed-cost basis. For the years ended December 31, 2019, 2018 and 2017, our Materialise Software segment generated revenue of €41.7 million, €37.4 million and €35.8 million, respectively, representing 21.2%, 20.2% and 25.1% of our total revenue, respectively, and 11.5%, 4.5% and 18.8% growth over the prior year, respectively.

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

Sales and Marketing. We market and distribute our software directly through our sales force as well as through our own website and third-party distributors. Our Belgian team oversees our global marketing strategy and sales processes. Our local field office employees manage sales for particular markets and provide pre- and post-sales technical support to our customers. In addition, OEMs and local dealers often distribute our software products together with their 3D printers, with our software enhancing the printers’ value proposition and broadening the suite of applications available to the machines. Our sales force will typically follow up on these OEM or distributor sales to offer follow on products and services to the machine users. We intend to continue focusing on managing sales by third-party distributors through our “channel partner program”, which is designed to provide our resellers and distributors with valuable resources and support in order to assist them in achieving their sales goals. We believe that this focus has led to an increase of approximately 50% in third-party distributor sales in the year ended December 31, 2019.

Customers. We believe we have a reputation for providing high-quality software in the marketplace and have strong relationships with leading multinational customers and other key users of additive manufacturing. The customers for our Materialise Software segment include 3D printing OEMs as well as manufacturers in a variety of other industries, such as the automotive, aerospace, consumer goods and hearing aid industries, and external 3D printing service bureaus. Our Materialise Software segment customer base is spread across Asia, Europe and the Americas.

For the years ended December 31, 2019, 2018 and 2017, our ten largest customers in the Materialise Software segment represented 21.5%, 23.8% and 23.0%, respectively, of our Materialise Software segment’s revenue.

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

We believe that we can continue to expand our market penetration through expanding relationships with customers and OEMs, and through the continued innovation of our software products to adapt to and meet market demands. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require continued investments in the expansion of our marketing and sales presence. In order to be able to meet the demands of new entrants on the market and to better address the needs of the end parts market, we also intend to continue to invest significantly in the development of our software tools and solutions, including furthering their compatibility with as many 3D printers on the market as possible. For example, we believe the market for metal-based printing will be a key growth area in the additive manufacturing industry and, while we believe we currently have a strong market position in software for metal printing, we are also committed to research and development of metal-based technologies, such as machine integration and porous structures generation.

Our Materialise Medical Segment

In our Materialise Medical segment, our product and services offering addresses what we believe to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine.

As of December 31, 2019, our Materialise Medical segment consisted of approximately 763 FTEs and fully dedicated consultants, with approximately 26.8% based at our headquarters in Belgium and the remaining employees distributed throughout our local offices in Australia, Brazil, China, Colombia, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Medical segment through clinical services and medical software. We sell medical devices that we print for our customers and sell licenses to our medical software packages and software maintenance contracts. We also provide custom software development and engineering services, for which we charge either on a time and material or fixed-cost basis. The majority of the medical devices that we printed in 2019 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners Corin, DJO Surgical, DePuy Synthes, Lima, Mathys, Smith & Nephew, Stryker and Zimmer Biomet. We also print patient-specific implants that we sell directly to hospitals or distribute through partners such as DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals. For the years ended December 31, 2019, 2018 and 2017, our Materialise Medical segment generated revenue of €60.8 million, €52.3 million and €42.8 million, respectively, representing 30.9%, 28.3% and 30.0% of our total revenue, respectively, and 16.4%, 22.0% and 13.0% growth over the prior year, respectively.

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

•

Materialise Mimics inPrint. With Materialise Mimics inPrint, clinicians can easily create files for 3D printing and use anatomically accurate models to help simulate or evaluate options for patient-specific surgical treatment. This software was designed specifically around the needs of clinicians to integrate seamlessly into their existing workflow. Materialise Mimics inPrint allows clinicians to get patient images from PACS and directly import them to start the 3D printing process. The software is compatible with digital imaging and communications in medicine, or DICOM, standard, which ensures easy connections with all modern imaging systems. By sharing virtual or printed 3D models as an interactive PDF on any device, communication is both immediate and clear with co-workers, the surgical team and patients. We have received FDA 510(k) clearance, pursuant to which we are permitted to certify certain 3D printer and software combinations for anatomically accurate model printing in hospitals.

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

•

Materialise Mimics Enlight. Materialise Mimics Enlight planning software enables clinicians and hospitals to scale their 3D planning for cardiovascular procedures. Mimics Enlight is based on the strengths of Materialise’s Mimics Innovation Suite. Created in collaboration with Henry Ford Health System in Detroit, Michigan, Mimics Enlight is intended to support patient selection and planning for structural heart and vascular therapy. The first application introduced through Mimics Enlight was released and cleared by the FDA in 2019 for transcatheter mitral valve replacement, or TMVR, procedures and provides a streamlined, easy-to-use clinical workflow for planning complex procedures to correct mitral regurgitation.

Clinical Services. Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provide doctors with virtual surgical planning services for their review and approval. In most cases, we also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, we deliver 3D printed customized patient-specific medical implants.

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

Utilizing our SurgiCase Connect tool, surgeons upload CT or MRI medical image data and submit their cases to us, track their cases and review them as interactive virtual 3D models. SurgiCase Connect enables our clinical engineers to better support the surgeons in the creation of surgical plans and guides. Surgeons using our clinical services work together with our clinical engineers to turn their patients’ medical image data into virtual surgical plans, and patient-specific 3D printed precise surgical and customized anatomical models to optimize intervention planning. For indications such as shoulder surgery, we have optimized and automated our 3D planning capabilities to provide surgical plans within a short timeframe and at a high quality that does not require an anatomical model to be provided. In the framework of our collaborations with certain leading medical device companies, our SurgiCase Connect tool is rebranded and adapted to the specific product offering and needs of our collaboration partners.

Our 3D printed surgical guides include joint replacement guides for knee, shoulder and hip replacement surgeries, osteotomy guides and CMF guides, and our 3D printed implants include hip-revision implants, shoulder and CMF implants. The surgical guides we print for U.S. based patients are FDA-cleared, and to the extent required by law, our medical devices for EEA-based patients bear the appropriate CE labels. We address large surgical markets in orthopedics and CMF through collaboration agreements with leading medical device companies, including Zimmer-Biomet, DJO Surgical, DePuy Synthes, and Lima. Pursuant to these agreements, we print joint replacement and/or CMF guides that our collaboration partners distribute under their own brands, together with their own implants, in the United States, Canada, South Africa, Latin America, Europe, China, Japan and Australia. We leverage our collaboration partners’ distribution capabilities to extend our reach into these large markets, and our collaboration partners utilize our 3D printing-related expertise to provide surgical planning and customized devices to surgeons. We also address certain high value-added, specialty applications by providing the full solution ourselves, including the delivery of implants and guides directly to the hospital or surgeon. Such applications include customized CMF, hip revision, and shoulder implants in a patented porous matrix configuration and osteotomy guides. Our CMF implants, hip revision, shoulder implants and/or osteotomy guides are currently distributed in Europe, South Africa, the United States, Canada and Singapore. Through Engimplan, we also distribute implants and instruments in Brazil, offering both traditional and 3D printed CMF implants as well as a broader portfolio that includes additional new product lines for spine, trauma and sport medicine.

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

Sales and Marketing. We distribute our medical software through our direct sales force, our website and PACS partners (some of which partners also include our OrthoView solutions in their product offering to hospitals). We distribute our 3D printed medical devices primarily through our agreements with our collaboration partners such as Zimmer Biomet and Depuy Synthes. In specialty markets, we market and distribute our 3D printed medical devices and other clinical services through our experienced engineers who develop a close collaboration with key opinion leaders in each of these market segments.

All our activities in our Materialise Medical segment are coordinated and supervised from our headquarters in Belgium, which supervises product management and sales of our medical devices and software products.

Customers. The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities, research institutes and industrial companies. For the year ended December 31, 2019, partner sales to medical companies collectively represented 51.2% and total software revenue represented 31.9% of our total Materialise Medical segment revenue. Most of our other clinical service sales to customers are executed on the basis of single transaction contracts or purchase orders. These contracts and purchase orders lay out the pricing, delivery and other terms of the order.

Collaboration Partners. We collaborate with leading medical device companies and academic institutions for the development and distribution of our surgical planning software, services, and products, including with Zimmer Biomet, DJO Surgical, DePuy Synthes, Lima, Mathys, Medtronic, Abbott, Corin and the University of Michigan. Pursuant to these arrangements, we develop and license software and sell surgical guides, including for use in the fields of knee and shoulder replacement, CMF and thoracic procedures that our collaboration partners may then distribute under their own brands, together with their own implants, mainly in the United States, Europe, Japan and Australia. In addition, we grant licenses to collaboration partners to use, market and distribute such software or surgical guides. Some of the licenses we have granted to our products and software provide for exclusive rights, including with respect to a particular field of medicine or to the software or product developed during the collaboration, and certain collaboration partners may have rights of first refusal with respect to related products or collaborations. The compensation structures under these arrangements vary and may include an upfront fee, royalties, milestone payments linked to certain targets, and fees for the service, maintenance and training we provide in connection with our software and products.

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

Growth Opportunities. The Materialise Medical segment is the market where we believe we can most directly realize our mission statement and contribute to a healthier world. We are currently investing significantly in the development of new product offerings as well as in the expansion of our distribution channel in the various sub-segments of our Materialise Medical segment as well as in new territories, such as Brazil.

In the implant business, the extensive clinical evidence that OBL SA has developed with key opinion leaders over the last few years regarding the efficacy of our customized CMF implant solutions has enabled us to build an extensive portfolio of customized CMF implants and guides. We bring this portfolio to the market through collaborations with partners such as DePuy Synthes and also directly in certain markets that are not subject to our collaboration agreements, such as France and Brazil.

As a result of the trend that we see in the medical community towards more patient-specific devices and treatments, as well as towards more advanced planning, a growing number of academic, clinical and commercial researchers are focusing on customized medical treatments. Because these new products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for safe and stable medical software tools, such as our Mimics Innovation Suite, that can pass significant regulatory scrutiny. We also believe that increasing regulatory requirements provide opportunities for our clinical services as we can leverage our significant medical sector experience and strong quality management systems.

We are investing significantly in the development of new solutions for other sub-markets, including planning tools for the cardiovascular markets in the shorter term and the pneumology markets in the longer term.

We believe that our medical services and software may also help to reduce the clinical trial effort and expense for medical device companies by allowing more efficient bench-top modelling, testing and simulations and by increasing efficiency in the selection of eligible patients.

We have also developed other applications, such as malunion and osteotomy surgical guides. We intend to further diversify our product portfolio through product development and entering into new collaborations.

As we intend to continue to invest in product development and market penetration, we will require certain capital commitments and may experience an impact to our revenue and profitability levels in the near term. However, we expect such investments to form the basis of stable annual revenue growth in the longer term.

Our medical engineering services offerings, which we continue to build, assist medical device companies in their designs. Our engineers not only serve the CMF and orthopedic field but also the cardiovascular field where new and customized approaches are being developed and sizing of devices is an important development area. As product managers in the medical device industry continue to recognize the value of, and need for, specialized advice and assistance in the design of new 3D printable devices, our medical engineering services may grow accordingly.

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

As of December 31, 2019, our Materialise Manufacturing segment consisted of 775 FTEs and fully dedicated consultants, with 25.7% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, India, Italy, Poland, Spain, Ukraine, the United States and the United Kingdom.

In October 2017, we acquired ACTech, a full-service manufacturer of complex metal parts. This acquisition increased the scope of our Materialise Manufacturing segment’s operations, in particular in the prototyping of highly complex, full production grade metal components, and had a significant impact on our results of operations for both the fourth quarter of 2017 and the year ended December 31, 2017, as well as the year ended December 31, 2018 and December 31, 2019.

Business Model. We generate revenue in our Materialise Manufacturing segment through the sale of parts that we print for our customers and design and engineering services. We charge for our design and engineering services either on a time or on a fixed-cost basis. For the years ended December 31, 2019, 2018 and 2017, our Materialise Manufacturing segment generated revenue of €94.2 million, €95.0 million and €63.7 million, respectively, representing 47.9%, 51.4% and 44.7% of our total revenue, respectively, and a 0.8% decrease and 49.0% and 37.3% increase, as applicable, over the prior year, respectively.

B2B (Business-to-Business) Services. We offer the following services in our Materialise Manufacturing segment:

•

Additive Manufacturing Solutions. We provide design and engineering services and rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, art and architecture and aerospace markets. In our service centers in Belgium, the Czech Republic, Poland and Germany, as of December 31, 2019, we operated 149 3D printers, six vacuum casting machines and 20 CNC machines, producing both prototypes and production parts based on our customers’ product designs. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, powder binding, Multi Jet Fusion, selective laser melting(or SLM), vacuum casting and foundry parts based on sand-printed moulds. In order to meet specific customer needs for very large printed parts, we developed Mammoth, our own proprietary stereolithography technology, which we believe is capable of printing parts larger than those produced using any other stereolithography technology by utilizing a build area of approximately 1.26 cubic meters with a length of 2 meters. We currently operate 15 Mammoth 3D printers in our Belgian service center.

•

Niche Industrial and Consumer Solutions. We have developed additive manufacturing solutions that serve certain specialty industrial applications. Our RapidFit+ business utilizes additive manufacturing to provide the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. Through the use of additive manufacturing technology, we believe that RapidFit+ fixtures provide more functionality and flexibility than the traditional fixtures that are currently widely used in the automotive industry. We also offer production tooling that we believe has substantially better ergonomics and improved functionality than traditional fixtures. ACTech also provides specialized additive manufacturing solutions. In particular, ACTech provides prototyping of highly complex metal components through casting techniques that result in products that have a production grade performance. The casting is done using state-of-the-art 3D printed sand molds, while the final functionality of the components is achieved by a fully integrated post processing of the components in our CNC workshop.

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

Growth Opportunities. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of complex and/or unique end products, including for instance certain parts for the aviation industry and eyewear products. In recent years, more companies have been using additive manufacturing for production across a broad range of industrial sectors, including aerospace, orthopedic implants, surgical guides, dental copings and hearing devices. Additive manufacturing is also being used to manufacture specialty furniture, accessories for the home and office, personal accessories, fashion products, jewelry and footwear.

For industrial end parts, we intend to continue to selectively invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial production market that we focus on. In addition, we believe that our local sales teams, which are in close proximity to our customers, as well as our engineering teams, which can bring in additional expertise where required, are important and rather unique assets in this market that are worthwhile to continue to invest in.

Geographic Information. Our revenues by geographical area for the year ended December 31, 2019 were 30.3% for the Americas, 59.9% for Europe & Africa and 9.8% for Asia, as compared to 23.8% for the Americas, 65.2% for Europe & Africa and 11.1% for Asia, for the same period in 2018, and 24.6% for the Americas, 61.7% for Europe & Africa and 13.7% for Asia, for the same period in 2017. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Manufacture and Supply. We produce our 3D printed products at our service centers in Belgium, the Czech Republic, Germany, Poland, Japan and the United States. We print substantially all of products in-house using a variety of technologies, including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, powder binding, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes. As of December 31, 2019, we operated a total of 181 3D printers and six vacuum casting machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labeling of our products. The table below provides selected information about our 3D printers:

Technology	Size	Manufacturer	Number

Stereolithography	Small/Medium Size	3D Systems Corporation	34
	Medium Size	Materialise	2
	Mammoth	Materialise(1)	15

PolyJet	Connex	Stratasys Ltd.	4

FDM	Small Size(2)	Stratasys Ltd.	2
	Medium Size(3)	Stratasys Ltd.	18
	Large Size(4)	Stratasys Ltd.	17

Laser Sintering	Small Size	EOS GmbH	11
	Medium Size	3D Systems Corporation/ EOS GmbH	23
	Large Size	EOS GmbH	24

Multi Jet Fusion	Medium Size	HP	9

Powder Binding	Large Size	ExOne	3

Vacuum Casting	Small Size Medium Size Medium Size Large Size	MCP HEK GmbH MCP HEK GmbH SCHUHL MCP HEK GmbH	1 2 1 2

Direct Metal Laser Sintering	Medium Size	EoS GmbH	8
	Medium Size	Concept Laser GmbH	6
	Medium Size	Renishaw/SLM Solutions	2
	Large Size	SLM Solutions	3

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

As of December 31, 2019, 32 printers produced parts exclusively for our Materialise Medical segment, while the other 149 printers and six vacuum casting machines printed parts for our Industrial Production segment.

As of December 31, 2019, all of our 3D printers and vacuum casting machines were either owned or held under a lease-contract. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.6% of their original value. We are responsible for the maintenance of such leased equipment.

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

The raw materials used in the printing of our products are mainly aluminium, titanium alloy and stainless steel powders, epoxy based photocurable resins, PA12 and thermoplastic polyurethane, or TPU, based powders and a suite of thermoplastic filaments like ABS and Ultem and following the ACTech acquisition, aluminium, cast iron and steel, quartz sand and furanic resin binder.

With the exception of FDM and PolyJet -materials, we believe that none of our other raw material requirements is limited to any significant extent by critical supply or price volatility. We continuously look for second sourcing of our raw materials in order not to be dependent on a single supplier in case a supply issue was to occur. We monitor the costs of our raw materials in order to optimize the cost/performance whilst not jeopardizing the expectations of our customers and the safe use of the materials in critical applications. With our strategic partnership with BASF 3D Printing Solutions GmbH, we are working towards offering to the market open solutions in terms of materials and software through which the user of additive manufacturing equipment can choose functionalities that best suit the user.

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

We have a long history of research and development through collaborations, which augment our internal development efforts. Our earliest joint research projects date from the early 1990s with market leading collaboration partners such as Siemens AG, Zeneca and the University of Leuven (Katholieke Universiteit Leuven), or KU Leuven. Many of our innovations are based on industrial collaborations such as those with Phonak Staefa Switzerland, Zimmer Biomet, DePuy Synthes, and BASF SE and its subsidiaries. As of December 2019, we were active in 28 government funded research projects and we also employed two researchers with a publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2019, we had approximately 80 active research and development projects in various stages of completion and approximately 380 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, the United Kingdom, the United States, Ukraine, China and Malaysia.

For the year ended December 31, 2019, our research and development expenses were €23.3 million, or 11.9% of our revenue (15.1% excluding ACTech), as compared to €22.4 million, or 12.1% (15.9% excluding ACTech) of our revenue, in 2018 and €20.0 million, or 14.0% (15.1% excluding ACTech) of our revenue, in 2017.

Our research and development projects include (but are not limited to) the following:

1.

various software development projects including projects related to engineering and design for 3D printing, and improving existing technological challenges (for example, the handling of large amounts of data and advanced image segmentation), which are expected to benefit both our Materialise Software and Materialise Medical segments;

2.

research projects to understand and develop cutting-edge software tools for industrially relevant additive manufacturing technologies (powder bed fusion for plastics (laser sintering) and metal (laser melting), stereolithography, FDM (also known as Filament Fusion), non-laser based power bed fusion, DLP-based printing and inkjet based technologies);

3.	research projects in our Materialise Medical segment to develop patient specific surgical planning tools or surgical guides or implants for orthopaedic, CMF and cardiovascular surgeries;

4.	release of a research version of Mimics software that allows post-operative analysis of implant placement using x-ray data;

5.	a research and development project on smart digital technologies for the large scale personalization of wearables;

6.	a research project in our Materialise Medical segment regarding automation of segmentation of medical images and using them for population analysis; and

7.	several research projects related to improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit our three segments.

In addition, our strategic partnership with BASF New Business GmbH focuses on collaboration for research and development activities in multiple areas, primarily focusing on the introduction of new plastic materials in additive processes. One of the new products developed by the partnership was TPU material for HP Multi Jet Fusion.

We also regularly apply for research and development grants and subsidies under European, Belgian, British, French and German, grant rules. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the Flemish government (VLAIO, or Vlaams Agentschap Innoveren en Ondernemen), the European Union (FP7 and H2020 framework programs) and BMBF, the German Federal Ministry of Education and Research.

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

As of December 31, 2019, our portfolio of intellectual property features 290 issued patents and an additional 157 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2020 and 2035, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

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

We are party to various licenses and other arrangements that allow us to practice and improve our technology under a broad range of patents, patent applications and other intellectual property, including agreements with our collaboration partners, Zimmer Biomet, DJO Surgical, DePuy Synthes, Global Orthopaedic Technology, Lima, Mathys, Stryker, Corin, Siemens, FluidDa, HOYA, the University of Michigan and PTC.

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

We are in the process of obtaining MDSAP certification. This program allows an MDSAP-recognized auditing organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. To the extent that we do business in the participating jurisdictions, certain major non-conformities identified under this program may be escalated to the regulatory authorities of the United States, Canada, Japan, Australia and Brazil. The Canadian regulatory authority, Health Canada, has made participation in MDSAP a mandatory requirement for medical device manufacturers importing products to Canada. Failure to achieve timely certification under MDSAP may impact our capability to do business in Canada. In addition, failure to address escalated issues reported to the participating authorities may impact our capability to do business in the respective jurisdictions.

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

D. Property, Plants and Equipment

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France, Germany, Poland and the United States. We also lease other service centers and sales offices, which are located in Austria, Belgium, Brazil, China, France, Germany, India, Japan, Malaysia, Ukraine, the United Kingdom, the United States, Poland, Colombia, Australia and Italy. The aggregate annual lease payments for our facilities in 2019, 2018 and 2017 were €2.1 million, €1.8 million and €1.7 million, respectively. The table below provides selected information regarding our facilities.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Leuven, Belgium	Leased	Warehouse	200 sq. m.	March 31, 2021
Ghent, Belgium	Leased	Office/Production	547 sq. m.	December 31, 2023
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Ann Arbor, Michigan, United States	Leased	Office/Production	2,771 sq. ft.	October 31, 2023
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	515.58 sq. m.	March 31, 2021
Kawasaki, Japan	Leased	Production	205 sq. m.	May 19, 2021
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Vienna, Austria	Leased	Office	44 sq. m.	December 31, 2021
Gilching, Germany	Leased	Office	399 sq. m.	December 31, 2021
Bremen, Germany	Leased	Office	650 sq. m.	December 31, 2020
Bremen, Germany	Leased	Office; production	916 sq. m.	June 30, 2020 (partially) and Indefinite Term (partially)
Bremen, Germany	Owned	Office	6724 sq. m.	N/A
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft. 6,403 sq. ft.	May 31, 2024 May 31, 2024
Malakoff, France	Leased	Office	564.40 sq. m.	May 31 30, 2028
Kiev, Ukraine	Leased	Office	3,384.8 sq. m.	June 29, 2028
Kiev, Ukraine	Leased	Office	171 sq. m.	December 31, 2021
Sheffield, United Kingdom	Leased	Office	1,575 sq. ft.	January 31, 2020 (partially) and November 30, 2020 (partially)
Southampton, United Kingdom	Leased	Office	3,340 sq. ft.	April 22, 2023
Shanghai, China	Leased	Office	1,200 sq. m.	June 8, 2021

Medellin, Colombia	Leased Leased	Office Office	247.25 sq. m. 64.06 sq. m.	August 31, 2020 January 31, 2021
Wroclaw, Poland	Owned	Office; production	2.3975 hectare	N/A
Gold Coast, Australia	Leased	Office	38 sq. m.	January 1, 2022
Milan, Italy	Leased	Office	55 sq. m.	December 31, 2023
Freiberg, Germany	Owned	Office, Production, Parking (Land)	26,277 sq. ft.	N/A
Freiberg, Germany	Owned	Office, warehouse, parking (Land)	7,996 sq. m.	N/A
Ann Arbor, Michigan, United States	Leased	Office	1,987 sq. ft.	December 31, 2020
Bangalore, India	Leased	Office	2,000 sq. ft.	March 31, 2022
Rio Claro, Brazil	Leased	Corporate Offices, R&D Laboratory, Production	4,092.27 sq. m.	August 5, 2029

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

A. Operating Results

Overview

Company Overview

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing and will continue to play an instrumental role as the industry evolves. In the healthcare sector, our technology is responsible for the design and manufacture of customized, patient-specific medical devices that includes both surgical guides (and related bone models) as well as customized implants. In our 3D printing service centers, including what we believe to be one of the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products. As of December 31, 2019, our team consisted of 2,177 FTEs, and fully dedicated consultants. Our portfolio of intellectual property featured 290 patents and 157 pending patent applications as of December 31, 2019. For the year ended December 31, 2019, we generated €196.7 million of revenue, representing 6.5% growth over the prior year, net profit of €1.7 million and an adjusted EBITDA of €26.7 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “—Other Financial Information” below.

ACTech Acquisition

On October 4, 2017, we acquired ACTech, a full-service manufacturer of complex metal parts. As described in more detail below, the acquisition increased the scope of our Materialise Manufacturing segment’s operations and had a significant impact on our results of operations for both the fourth quarter of 2017 and the year ended December 31, 2017, as well as the years ended December 31, 2018 and December 31, 2019, resulting in increases to our revenues and operating expenses, among other items.

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

Acquisition of Majority Interest in Engimplan

On August 6, 2019, we acquired 40% of the shares and voting interest of Engimplan and subsequently increased our shareholding in Engimplan to 75% with a capital increase in Engimplan.

The Brazil-based company is a specialized manufacturer of orthopaedic and CMF implants and instruments. Engimplan operates within our Materialise Medical segment.

Seasonality

End markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality. While the historical impact of seasonality on the revenue of our Materialise Medical and Materialise Manufacturing segments has not been material, the project-related nature of our ACTech business, which we acquired in the fourth quarter of 2017, may make our Materialise Manufacturing segment more susceptible to fluctuations, although not necessarily in a seasonal pattern. Historically, the revenue of our Materialise Software segment has been greater in the fourth quarter as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

Growth Strategy

In our Materialise Software segment, we expect that the demand for software platforms such as ours, which interface with virtually all 3D printers, is likely to grow as sales of 3D printing systems, in particular for professional use, continue to grow. We believe that we can continue to increase the market penetration of our software platforms by expanding relationships with OEMs, CAD/computer aided manufacturing, or CAM, companies as well as with industrial users of 3D printers. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require important investments in the expansion of our marketing and sales presence. In order to be able to meet, in particular, the demands of new entrants to the additive manufacturing market and the end parts manufacturing market, we intend to also invest significantly in the development of our software products, including in order to better address the needs of the high volume manufacturing and of the mass customization markets.

In our Materialise Medical segment, we believe that we are well placed to assist the larger medical device companies with our technological solutions, as these companies gradually expand their presence in the medical 3D printing market, in particular in the orthopaedic and CMF markets. We also intend to continue to invest in the development of new software, planning and related device offerings, in new fields such as cardiovascular and pulmonology. We also see growing opportunities in the hospital market. Because customized medical products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for providers of safe medical software tools, such as our company, that can pass significant regulatory scrutiny.

In our Materialise Manufacturing segment, we believe that demand for 3D printing services will continue to grow. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of end products (including end products that can be customized on a large scale, such as wearables). For end parts, we intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market that we focus on. In addition, we believe that the cooperation between our local sales teams, which are in close proximity to our customers, and our engineering teams, which can bring in additional expertise where required, is an important asset to further increase our customer base. We have further integrated i.materialise in our Materialise Manufacturing segment. The acquisition of ACTech has allowed us to better position our metal 3D printing offering, in particular in the market of the production of unique or small batches of complex metal parts (including pre-production prototypes) for the automotive industry. We engage in co-creation sessions with carefully chosen partners who have the intention of transforming their manufacturing ecosystem through the use of 3D printing. Our initiatives in the eyewear market are a good example of the result of these co-creation sessions. We believe that there is potential for similar partnerships in other markets.

Our growth strategies for each of our market segments are based on our medium and long term expectations for these segments. In the short term, we expect both the 3D printing industry and our business will be impacted by the current coronavirus pandemic, although we cannot predict with certainty the impact the pandemic will have. For more information, see “—Trend Information” below.

Recent Developments

See Note 27 to our audited consolidated financial statements for disclosure of significant transactions and significant changes in our financial condition or results of operations that occurred subsequent to December 31, 2019. In addition, see “—Trend Information” below.

Key Income Statement Items

Revenue

Revenue is generated primarily by the sale of our software and 3D printed and complex manufactured products and services.

In our Materialise Software segment, we generate revenues from software licenses, maintenance contracts and custom software development services and sales of Materialise Controller.

In our Materialise Medical segment, we generate revenue through the sale of medical devices that we print or manufacture for our customers and from the sale of licenses on our medical software packages, software maintenance contracts and custom software development and engineering services.

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

Production of limited runs of highly complex casted metal parts. Casted products revenue is derived from ACTech’s network, with its production unit in Freiberg, Germany. ACTech is utilizing casting technology, including 3D printing technology for mould making, and offers full-service project operations, including project and pre-production collaboration, and high-end complex finishing services.

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

We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, guides and other product development activities are not met until shortly before the products are available for sale, unless either (i) we have strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, we have the intention to market the product to parties other than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses us for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred.

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

Revenue Recognition

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition. The significant estimates and judgments relate to:

•	The assessment whether a performance obligation is distinct in a bundled sale(s) transaction;

•	Estimates of the variable considerations and the assessment of the revenue constraint limitation;

•	Estimates of the stand-alone selling prices for each distinct performance obligation; and

•	The stage of completion of our customized development of software components for customers when revenue is satisfied over time.

We make significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e., whether the good or service has a benefit for the customer on its own or together with readily available resources and/or whether the good or service is highly interrelated or a significant input with another good or service delivered, or whether it significantly modifies or customizes another good or service. Relevant judgments include the following:

•

Whether the software license is distinct from the 3D printed guides – in most cases with contracts with collaboration partners in the Materialise Medical segment, the software license is combined with the manufacturing of the 3D printed guides as the software license has no benefit for the customer without the manufacturing services. We have also implemented a new “Plan Only” feature where the collaboration partners can benefit from a virtual plan produced with the software license without the manufacturing of any physical product. Such Plan Only features are recognized in revenue as a separate performance obligation based on the usage by the collaboration partner.

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

Variable consideration is not a constraint when, based on historical experience, high reliable business forecast and/or the timeframe of the estimates, we determine that there is a high probability that this will not result in a future revenue reversal.

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

We have determined that the criteria for internally generated intangible assets were met for two projects in 2018: (1) the software development of a new planner for hospitals within the cardiovascular field and (2) the process to obtain FDA and E.U. approval for a 3D printed tracheal splint within the Materialise Medical segment. The first project was successfully completed in 2019. For the latter, we determined that there is a low risk that FDA approval will not be obtained although clinical trials have to be started and commercialization is not expected before 2022. This assessment was made by management based on several factors including the developed product itself, the exclusive patent rights obtained on the developed product, the successful application of the product on a number of patients as part of the emergency exception use obtained from the FDA and the continued discussions to speed up the trial duration and commercialization. The product is also expected to receive E.U. approval for commercialization by the end of 2020. However, there can be no assurance that such approvals will be obtained. The total amount capitalized for the tracheal splint amounted to K€1,376 as of December 31, 2019 and the total amount capitalized for the new planner for hospitals amounted to K€461.

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

As of December 31, 2019, we had €37.4 million (2018: €25.3 million; 2017: €11.9 million) of tax losses carry forward and other tax credits such as investment tax credits (and notional interest deductions in 2017 and 2016), of which €25.2 million related to Materialise NV (2018: €15.6 million; 2017:€4.6 million). These losses relate to Materialise NV and subsidiaries that have a history of losses in countries where these losses do not expire (except for the notional interest deductions of €0.0 million in 2019 (2018: €0.0 million; 2017: €0.3 million)) and may not be used to offset taxable income elsewhere our consolidated group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized given that it in view of the Belgian Patent Income Deduction and Innovation Income Deduction systems, there is an uncertainty to what extent these tax losses will be used in future years. Effective as of July 1, 2016, the new Innovation Income Deduction system replaced the former Patent Income Deduction system. Under the grandfathering rule, the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction system allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on our analysis in 2019, we have assessed that no deferred tax asset should be accounted for with respect to our unused tax losses in Belgium.

With respect to the unused tax losses of our subsidiaries, deferred tax assets have been recognized in 2019 for the amount of €0 million (2018: €0; 2017: €0 million). We have not recognized deferred tax assets on unused tax losses totaling €10.7 million in 2019 (2018: €11.9 million; 2017: €7.9 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If we were able to recognize all unrecognized deferred tax assets, net profit would have increased by €6.9 million in 2019, in which €23.1 million of tax losses would have been utilized. Further details on taxes are disclosed in Note 22.10 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant & Equipment

We had goodwill for a total amount of €20.2 million as of December 31, 2019 (2018: €17.5 million; 2017: €17.6 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements.

We capitalized development expenses for a total amount of €1.3 million as at December 31, 2019, in respect of products under development which are not in the condition intended by management and as such are not amortized. These development expenses have been subject to an impairment test based on a discounted cash flow, or DCF, model with cash flows derived from the latest business plan for the products. The value in use is sensitive to the discount rate (11.38% applied) used for the DCF model as well as the expected commercialization date for the products and the expected future cash inflows after commercialization. See “—Development Expenses” above for further information.

We are in the process of building or refurbishing a number of machines that allow for the use of recycled powder and reduce the scrap rate, which are expected to bring significant production benefits to our consolidated group. We aim to complete the project in 2020. The total carrying value of these assets under construction is €1.8 million as at December 31, 2019. These assets have been subject to an impairment test based on a DCF model using five years of projected cash flows. The present value is sensitive to the discount rate (10.0% applied) used for the DCF model, the expected date the assets may be used in production and the expected future net cash inflows (revenue minus production costs). See Note 7 to our audited consolidated financial statements for additional information.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant & equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. No impairment charges were recorded during 2019 (or in 2018 or 2017).

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

Convertible Loan Granted to FluidDa

We account for the convertible loan granted to FluidDa in January 2019, with a notional amount of €2.5 million, at fair value. The carrying value of the convertible loan amounts to €2.8 million at December 31, 2019. FluidDa is a private start-up company which delivers contract research organization, or CRO, services for drug development and develops medical devices that require EMA and/or FDA approval. FluidDa is currently loss-making. In determining the fair value of the convertible loan, we consider different contractual parameters such as the repayment and conversion scenarios and dates. In addition, we must make significant estimates such as (i) the discount rate, (ii) the probability and timing of each repayment and conversion scenario, and (iii) the amount of a qualified capital increase that will determine the conversion factor. The convertible loan has a duration of seven years with a 10.0% annual interest rate which is capitalized. We have applied a discount factor of 13.88% that is based on the estimated weighted average cost of capital of FluidDa, reflecting the uncertainty in relation to FluidDa’s ability to be successful and the applied estimates by our consolidated group.

At December 31, 2019, we determined that the fair value of the convertible loan was not significantly different than its carrying value. Changes in significant assumptions may lead to a significant increase or decrease in the fair value of the convertible loan. An increase or decrease in the applied discount rate by 2.0% would lead to a change in fair value by €0.27 million or €0.30 million, respectively.

Changes in useful life for certain assets

The Group reviews the useful life for the intangible assets and property, plant and equipment on an annual basis considering the current facts and circumstances available. This review has resulted in 2019 in a re-assessement of the useful life for certain specific assets in the categories buildings, fixtures, vehicles and machinery. We refer to Note 7 to our consolidated financial statements for the impact of the change in useful lifes during the year 2019.

Leases IFRS 16 – Estimating the Discount Rate and Probability of Exercising Extension Options/Termination Options and Purchase Options

As we cannot always determine the interest rate implicit in lease contracts, we must estimate the incremental borrowing rate to measure certain lease liabilities such as buildings. For buildings, we use the property yield as a reference to determine the incremental borrowing rate. For other assets, we generally use the interest rate implicit in the lease contract or apply the incremental borrowing rate for a portfolio of similar assets. The incremental borrowing rate reflects what we “would have to pay”, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease.

In addition, certain lease contracts may have extension options, termination options (in the case of property leases) and/or purchase options (in the case of leases). We estimate whether it is reasonably certain that such options will be exercised, which impacts the lease term in the case of extension options and termination options and the period over which the lease assets are depreciated in the case of purchase options.

Recent Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our financial statements are disclosed in our financial statements included elsewhere in this annual report.

Of those standards that are not yet effective, none are expected to have a material impact on our financial statements in the period of initial application.

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

We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding non-recurring initial public offering related expenses, non-cash share-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Disclosure in this annual report of EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2019	2018	2017
Net profit (loss)	1,724	3,027	(2,117)
Income taxes	2,595	425	522
Financial expenses	3,682	4,864	4,728
Financial income	(1,377)	(3,627)	(3,210)
Depreciation and amortization	19,198	17,287	12,576
Share in loss of joint venture	392	475	469
EBITDA (unaudited)	26,214	22,451	12,968
Non-cash share-based compensation expenses(1)	302	1,075	1,033
Acquisition-related expenses of business combinations(2)	140	—	609
Adjusted EBITDA (unaudited)	26,656	23,526	14,610

(1)	Non-cash share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of ACTech in 2017 and the Engimplan acquisition in 2019.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2018

	For the year ended December 31,
in 000€, except percentages	2019	2018	% Change
Revenue	196,679	184,721	6.5%
Cost of sales	(86,972)	(82,299)	5.7%
Gross profit	109,707	102,422	7.1%
Research and development expenses	(23,348)	(22,416)	4.2%
Sales and marketing expenses	(52,989)	(46,303)	14.4%
General and administrative expenses	(31,786)	(32,310)	-1.6%
Net other operating income	5,432	3,771	44.0%
Operating profit	7,016	5,164	35.9%
Financial expenses	(3,682)	(4,864)	0
Financial income	1,377	3,627	0
Share in loss of joint venture	(392)	(475)	0
Profit before taxes	4,319	3,452
Income taxes	(2,595)	(425)	0
Net profit	1,724	3,027	-43.0%

Comparison of Years Ended December 31, 2019 and 2018 by Segment

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the year ended December 31, 2019
Revenues	41,654	60,808	94,156	196,618	61	196,679
Segment Adjusted EBITDA	13,812	10,774	12,154	36,740	(10,084)	26,656
Segment Adjusted EBITDA %	33.2%	17.7%	12.9%	18.7%	—	13.6%
For the year ended December 31, 2018
Revenues	37,374	52,252	94,956	184,582	139	184,721
Segment Adjusted EBITDA	11,536	10,252	10,785	32,573	(9,047)	23,526
Segment Adjusted EBITDA %	30.9%	19.6%	11.4%	17.6%	—	12.7%

(1)

Unallocated related Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated related Segment Adjusted EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was €196.7 million in the year ended December 31, 2019 compared to €184.7 million in the year ended December 31, 2018, an increase of €12 million, or 6.5%.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2019	2018
Americas	59,630	43,917
Europe & Africa	117,784	120,378
Asia-Pacific	19,265	20,426
Total	196,679	184,721

Revenue generated in Europe & Africa decreased by €2.6million, or 2.2%, in the year ended December 31, 2019 compared to the year ended December 31, 2018, mainly due to lower revenue from our Materialise Manufacturing segment, which was partly offset by increased revenue from our Materialise Software and our Materialise Medical segments.. Revenue generated throughout the Americas increased by €15.7 million, or 35.8%, in the year ended December 31, 2019 compared to the year ended December 31, 2018, with a strong revenue increase for all our segments Revenue generated in Asia-Pacific decreased by €1.2 million, or 5.7%, in the year ended December 31, 2019 compared to the year ended December 31, 2018.

Revenue from our Materialise Software segment increased 11.4% from €37.4 million in the year ended December 31, 2018 to €41.7 million in the year ended December 31, 2019. Recurrent revenue, consisting of limited license fees and maintenance fees, grew 20.0%. Non-recurrent revenue, mainly consisting of perpetual fees, increased 4.3%. Deferred revenue from license and maintenance fees increased to €3.1 million, compared to €2.8 million in the year ended December 31, 2018.

Revenue from our Materialise Medical segment increased €8.6 million, or 16.4%, from €52.3 million in the year ended December 31, 2018 to €60.8 million in the year ended December 31, 2019, including €2.4 million from Engimplan. Medical software revenue grew by 18.3% from 2018 to 2019. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 20.0%, reflecting the implementation of our strategy focused on products with defined contractual periods. Our non-recurrent revenue from perpetual licenses and services decreased by 3.3%. These recurrent revenues represented 77.7% of all medical software revenues in the year ended December 31, 2019, compared to 73.7% in the year ended December 31, 2018. Revenues from medical devices and services grew 17.6% in the year ended December 31, 2019, due to the revenue increase from partner sales business lines (especially in CMF), and Engimplan. As of December 31, 2019, our Materialise Medical segment operated 32 3D printers, as compared to 32 as of December 31, 2018.

Revenue from our Materialise Manufacturing segment decreased from €95.0 million in the year ended December 31, 2018 to €94.2 million in the year ended December 31, 2019, representing a decrease of €0.8 million. During 2019, we had moderate single-digit revenue growth in the first three quarters, which was offset by a decrease of 11% in the fourth quarter, reflecting lower activity in both our traditional manufacturing and ACTech business lines, which were affected by the softened macro-economic environment. As of December 31, 2019, Materialise Manufacturing operated 149 3D printers, six vacuum casting machines and 20 CNC machines, as compared to 149, six and 19 as of December 31, 2018, respectively. Although the total number of 3D printers did not change from the year ended December 31, 2018 to the year ended December 31, 2019, we replaced certain printers with printers we believe to be more efficient. Four metal 3D printers were added, while four older plastic 3D printers were put out of operation during the year ended December 31, 2019.

Cost of sales. Cost of sales was €87.0 million in the year ended December 31, 2019, compared to €82.3 million in the year ended December 31, 2018, representing an increase of €4.7 million, or 5.7%. This increase in cost of sales was mainly due to increased payroll expenses and the inclusion of Engimplan’s cost of sales as of August 1, 2019.

Gross profit. The overall gross profit margin (gross profit divided by our revenue) amounted to 55.8% in the year ended December 31, 2019, compared to 55.4% in the year ended December 31, 2018. The improved margin reflected a combination of the following factors: a change in sales mix, which was positively affected by the growing importance of our software revenues and negatively affected by the growing cost of sales from medical devices (specifically, our Engimplan and CMF business lines); and improvements in efficiency in general in all of our business lines.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, to €108.1 million in the year ended December 31, 2019, compared to €101.0 million in the year ended December 31, 2018. R&D expenses increased from €22.4 million to €23.3 million, S&M expenses increased from €46.3 million to €53.0 million and G&A expenses decreased from €32.3 million to €31.8 million. The R&D cost increase excludes €0.9 million of expenditures in 2019 that were capitalized as intangible assets and related to our tracheal splint project. In total, the intangible assets related to this development project amounted to K€1,651 on our balance sheet at December 31, 2019.

Net other operating income. Net other operating income increased from €3.8 million in the year ended December 31, 2018 to €5.4 million in the year ended December 31, 2019. The variance was mainly due to higher grant income and an improvement of our bad debt position.

Net financial expense (financial expenses and financial income). In each of 2018 and 2019, the net financial expense mainly related to the net interest expense from loans and deposits of financial institutions. The net financial expense increased from €1.2 million in the year ended December 31, 2018 to € 2.3 million in the year ended December 31, 2019. This variance was due to an increase of net interest expense and bank charges.

Income taxes. Income taxes in the year ended December 31, 2019 resulted in an expense of €2.6 million, which was a combination of deferred tax bookings and income taxes due over the result for the period.

Net profit. As a result of the factors described above, net profit was €1.7 million in the year ended December 31, 2019 compared to a net profit of €3.0 million in the year ended December 31, 2018, or a decrease of €1.3 million.

EBITDA. As a result of the factors described above, our consolidated EBITDA increased from €22.5 million in the year ended December 31, 2018 to €26.2 million in the year ended December 31, 2019, an increase of €3.8 million, or 16.8%, and our total segment EBITDA increased from €32.6 million in the year ended December 31, 2018 to €36.7 million in the year ended December 31, 2019, an increase of €4.2 million, or 12.8%. The 2019 EBITDA includes Engimplan’s contribution of €0.7 million.

Our Materialise Software segment’s Adjusted EBITDA increased from €11.5 million in the year ended December 31, 2018 to €13.8 million in the year ended December 31, 2019, an increase of €2.3 million, or 19.7%. This segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased from 30.9% for the year ended December 31, 2018 to 33.2% in the year ended December 31, 2019. The decrease in the Adjusted EBITDA margin was due to revenue growth of 11.4% (which was affected positively by sales mix with a higher portion of recurrent sales), partly offset by an increase in operating expenses by 11.7%, reflecting continued investments in S&M. R&D costs were flat, while G&A expenses decreased.

Our Materialise Medical segment’s Adjusted EBITDA increased from €10.3 million in the year ended December 31, 2018 to €10.8 million in the year ended December 31, 2019. The segment’s Adjusted EBITDA margin decreased from 19.6% in the year ended December 31, 2018 to 17.7% in the year ended December 31, 2019. Excluding Engimplan’s contribution, the margin was 17.4% in 2019. The segment’s Adjusted EBITDA margin was affected negatively by a changed sales mix in our medical devices business (CMF’s production revenue grew significantly resulting in higher cost of sales), and our operating expenses, which grew in the aggregate by 16.4%. The increase in our operating expenses was mainly due to an increase in remuneration expenses.

Our Materialise Manufacturing segment’s Adjusted EBITDA increased from €10.8 million in the year ended December 31, 2018 to €12.2 million in the year ended December 31, 2019. The Adjusted EBITDA margin of this segment increased from 11.4% in the year ended December 31, 2018 to 12.9% in the year ended December 31, 2019. While the gross margin remained stable, operating expenses (S&M, R&D, and G&A) decreased slightly and net other operating income (including grants) increased.

Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2019	2018
Net profit	1,724	3,027
Income taxes	2,595	425
Finance costs	3,682	4,864
Finance income	(1,377)	(3,627)
Share in loss of joint venture	392	475
Operating profit	7,016	5,164
Depreciation and amortization	19,198	17,287
Corporate research and development	1,859	1,913
Corporate headquarters costs	11,077	10,358
Other operating (income) expense	(2,410)	(2,149)
Segment Adjusted EBITDA (unaudited)	36,740	32,573

Comparison of Years Ended December 31, 2018 and 2017

	For the year ended December 31,
in 000€, except percentages	2018	2017	% Change
Revenue	184,721	142,573	29.6%
Cost of sales	(82,299)	(62,952)	30.7%
Gross profit	102,422	79,621	28.6%
Research and development expenses	(22,416)	(19,959)	12.3%
Sales and marketing expenses	(46,303)	(38,935)	18.9%
General and administrative expenses	(32,310)	(24,876)	29.9%
Net other operating income (expenses)	3,771	4,541	-17.0%
Operating profit	5,164	392	1217.3%
Financial expenses	(4,864)	(4,728)
Financial income	3,627	3,210
Share in loss of joint venture	(475)	(469)
Profit (loss) before taxes	3,452	(1,595)
Income taxes	(425)	(522)
Net profit (loss)	3,027	(2,117)	-243.0%

Comparison of the Years Ended December 31, 2018 and 2017 by Segment

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the year ended December 31, 2018
Revenues	37,374	52,252	94,956	184,582	139	184,721
Segment Adjusted EBITDA	11,536	10,252	10,785	32,573	(9,047)	23,526
Segment Adjusted EBITDA %	30.9%	19.6%	11.4%	17.6%	0.0%	12.7%
For the year ended December 31, 2017
Revenues	35,770	42,841	63,712	142,323	250	142,573
Segment Adjusted EBITDA	13,926	4,400	4,439	22,765	(8,155)	14,610
Segment Adjusted EBITDA %	38.9%	10.3%	7.0%	16.0%	0.0%	10.2%

(1)

Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment Adjusted EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was €184.7 million in the year ended December 31, 2018 compared to €142.6 million in the year ended December 31, 2017, an increase of €42.1 million, or 29.6%.

Revenue by geographical area is presented as follows:

	For the year ended December 31
in 000€	2018	2017
Americas	43,917	35,120
Europe & Africa	120,378	87,940
Asia-Pacific	20,426	19,513
Total	184,721	142,573

Revenue generated in Europe & Africa increased by €32.4 million, or 36.9% in the year ended December 31, 2018 compared to the year ended December 31, 2017, mainly as a result of the consolidation of ACTech’s full year revenue and the increased revenue in our Materialise Medical segment, boosted by revenue from medical device partnerships. Revenue generated throughout the Americas increased by €8.8 million or 25.0% in the year ended December 31, 2018 compared to the year ended December 31, 2017, also mainly because of ACTech’s full year consolidation effect and the revenue growth in our Materialise Medical segment. Revenue generated in Asia-Pacific increased by €0.9 million, or 4.7% in the year ended December 31, 2018 compared to the year ended December 31, 2017.

Revenue from our Materialise Software segment increased 4.5% from €35.8 million in the year ended December 31, 2017 to €37.4 million in the year ended December 31, 2017 Recurrent revenue, consisting of limited licence fees and maintenance fees, grew 18.0%. Non-recurrent revenue, mainly consisting of perpetual fees, decreased 4.6%. Deferred revenue from license and maintenance fees increased €2.8 million in the year ended December 31, 2018 compared to €1.3 million in the year ended December 31, 2017.

Revenue from our Materialise Medical segment increased €9.4 million or 22.0% from €42.8 in the year ended December 31, 2017 to €52.3 million in the year ended December 31, 2018. Medical software growth was 9.1% in total. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 17.1%, reflecting the result of our strategy implementation, focusing on products with defined contractual periods. Our revenue from perpetual licenses and services decreased by 8.4%. These recurrent revenues represented 73.7% of all medical software revenues in the year ended December 31, 2018, compared to 68.7% in the year ended December 31, 2017. Revenues from medical devices and services grew 29.3%, entirely due to the revenue increase from partner sales, especially in our business lines of CMF, shoulder, and knee devices. At December 31, 2018, Materialise Medical operated 32 3D printers, as compared to 24 at December 31, 2017.

Revenue from our Materialise Manufacturing segment increased from €63.7 million in the year ended December 31, 2017 to €95.0 million in the year ended December 31, 2018, representing an increase of €31.2 million, or 49.1%. Revenue from the ACTech business that was acquired in October 2017 contributed €43.4 million in 2018. At December 31, 2018, Materialise Manufacturing operated 149 3D printers, six vacuum casting machines and 19 CNC machines, as compared to 155, 6, and 16 at December 31, 2017 respectively. The decrease of the 3D printers is mainly due to the 5 powder binding machines no longer used for consumer printing commercial purposes. four metal 3D printers were added, while five older plastic 3D printers have been put out of operation.

As a result of the ACTech acquisition, our revenue is distributed differently in 2018 than in 2017. During the year ended December 31, 2018, aggregated over our various segments, 29.5% of our revenue was derived from Materialise Software and Materialise Medical software licenses and related services, as compared to 36.1% in the year ended December 31, 2017. Furthermore 51.4% of our revenues was gained from the sale of printed industrial and consumer products (including €43.4 million from ACTech’s business), compared to 44.7% in the year ended December 31, 2017, and 19.1% of our revenue was obtained from the sale of medical devices (guides as well as implants). These were brought to the market together with complex software planning solutions, including royalties and other fees, and contribute to the total revenue at the same level as compared to the year ended December 31, 2017.

Cost of sales. Cost of sales was €82.3 million in the year ended December 31, 2018, compared to €63.0 million in the year ended December 31, 2017, representing an increase of €19.5 million, or 30.6%. This increase in cost of sales is entirely due to increased purchases of goods and services, payroll expenses and depreciation expenses from the acquired ACTech business at the beginning of the 4th quarter of 2017. The total cost of sales of ACTech business amounted to €28.7 million in 2018.

Gross profit. The overall gross profit margin (gross profit divided by our revenue) amounted to 55.4% in the year ended December 31, 2018, compared to 55.8% in the year ended December 31, 2017.

Research and development, or R&D, sales and marketing, or S&M and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, to €101.0 million in the year ended December 31, 2018 coming from €83.8 million in the year ended December 31, 2017. €9.2 million of the R&D, S&M and G&A expenses relate to the newly acquired ACTech business, compared to €2.1 million in the year ended December 31, 2017.. Excluding the ACTech business, R&D expenses increased from €20.0 million to €22.4 million, S&M expenses increased from €38.9 million to €46.3 million (including €3.2 million of ACTech), and G&A expenses (including €6.0 million of ACTech) increased from €24.9 million to €32.3 million.

Net other operating income. Net other operating income decreased from €4.5 million in the year ended December 31, 2017 to €3.8 million in the year ended December 31, 2018. The variance is primarily due to the increase of the provision for doubtful receivables, including the impact of the new IFRS 9 accounting standard.

Financial result (financial expenses and financial income). In 2018, the net financial result mainly relates to the net interest expense from loans and deposits of financial institutions. The net financial result decreased from €(1.5) million in the year ended December 31, 2017 to €(1.2) million in the year ended December 31, 2018. This variance is due to an increase of net interest expense, entirely offset by positive variances related to foreign currency results, and net other financial income.

Income taxes. Income taxes in the year ended December 31, 2018 resulted in an expense of €0.4 million, which was a combination of deferred tax bookings, and income taxes due over the result for the period.

Net profit. As a result of the factors described above, the net profit is €3.0 million in the year ended December 31, 2018 compared to a net loss of €2.1 million in the year ended December 31, 2017, or an increase of €5.1 million.

EBITDA. As a result of the factors described above, our consolidated EBITDA increased from €13.0 million in the year ended December 31, 2017 to €22.5 million in the year ended December 31, 2018, an increase of €7.5 million or 73.1%, and our total segment adjusted EBITDA increased from €22.8 million in the year ended December 31, 2017 to €32.6 million in the year ended December 31, 2018, an increase of €9.8 million, or 43.1%. The 2017 EBITDA includes ACTech’s contribution of €9.4 million.

Our Materialise Software segment’s adjusted EBITDA decreased from €13.9 million in the year ended December 31, 2017 to €11.5 million in the year ended December 31, 2018, a decrease of €2.4 million, or 17.3%. This segment’s adjusted EBITDA margin (the segment’s adjusted EBITDA divided by the segment’s revenue) decreased from 38.9% for the year ended December 31, 2017 to 30.9% in the year ended December 31, 2018. The decrease in the adjusted EBITDA margin is due to a moderate revenue growth of 4.5% (affected negatively because of the sales mix with a higher portion of recurrent sales and deferred revenue impact) while operating expenses increased by 18.3%, reflecting continued investments in sales and marketing, research and development and G&A expenses.

Our Materialise Medical segment’s adjusted EBITDA increased from €4.4 million in the year ended December 31, 2017 to €10.3 million in the year ended December 31, 2018. The segment’s adjusted EBITDA margin increased from 10.3% in the year ended December 31, 2017 to 19.6% in the year ended December 31, 2018. This improvement is due to the increase of the segment’s gross margin by 28.6%, mainly reflecting the positive impact of the medical devices revenue growth, compared to an increase of 6.1% across the segment’s operational expenses.

Our Materialise Manufacturing segment’s adjusted EBITDA increased from €4.4 million in the year ended December 31, 2017 to €10.8 million in the year ended December 31, 2018. Excluding ACTech’s contribution of €9.4 million, the adjusted EBITDA margin of this segment decreased from 5.4% in the year ended December 31, 2017 to 2.7% in the year ended December 31, 2018, as a result of decreased revenue and increased operating expenses.

Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2018	2017
Net profit (loss)	3,027	(2,117)
Income taxes	425	522
Finance costs	4,864	4,728
Finance income	(3,627)	(3,210)
Share in loss of joint venture	475	469
Operating profit	5,164	392
Depreciation and amortization	17,287	12,576
Corporate research and development	1,913	2,017
Corporate headquarters costs	10,358	9,690
Other operating income (expense)	(2,149)	(1,910)
Segment Adjusted EBITDA (unaudited)	32,573	22,765

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

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this annual report titled “Item 3. Key Information—D. Risk Factors,” some of which are outside of our control. Macro-economic conditions, including the impact of the COVID-19 pandemic on the global economy, could hinder our business plans, which could, in turn, adversely affect our financing strategy.

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2019, 2018 and 2017.

	For the year ended December 31,
in 000€	2019	2018	2017
Net cash flow from operating activities	28,402	28,320	9,951
Net cash flow from/(used in) investing activities	(25,617)	(22,133)	(59,249)
Net cash flow from/(used in) financing activities	10,781	65,235	38,041
Net increase of cash and cash equivalents	13,566	71,422	(11,257)

Comparison of Years Ended December 31, 2019 and 2018

Net cash flow from operating activities was €28.4 million in the year ended December 31, 2019 compared to €28.3 million in the year ended December 31, 2018, an increase of €0.1 million, or 0.3%, resulting from the increase in Adjusted EBITDA (€3.1 million) offset by higher income taxes and working capital requirements.

Net cash flow used in investing activities was €25.6 million in the year ended December 31, 2019 compared to €22.1 million in the year ended December 31, 2018, an increase of €3.5 million, or 15.7%. In 2019, in addition to capital expenditures, cash flow used in investing activities were impacted by the acquisition of Engimplan and a convertible loan we granted to FluidDa. For more information regarding this loan, see Note 3 to our consolidated financial statements.

Net cash flow from financing activities was €10.8 million in the year ended December 31, 2019 compared to €65.2 million in the year ended December 31, 2018, a decrease of €54.5 million, or 83.5%. During 2018, the main cash flow from financing activity related to our follow-on public offering and BASF Antwerpen private placement in July 2018. During 2019, we drew an additional €25.0 million tranche under our finance contract with the European Investment Bank, and €4.0 million to finance capital expenditures from other credit institutions.

Comparison of Years Ended December 31, 2018 and 2017

Net cash flow from operating activities was €28.3 million in the year ended December 31, 2018 compared to €10.0 million in the year ended December 31, 2017, an increase of €18.4 million, or 184.6%, resulting from the increase in EBITDA (€9.4 million) and additional cash flow from working capital and taxes paid (€8.5 million).

Net cash flow used in investing activities was €22.1 million in the year ended December 31, 2018 compared to €59.2 million in the year ended December 31, 2017, a variance of €37.1 million, mainly explained by the business combination related to ACTech in 2017.

Net cash flow from financing activities was €65.2 million in the year ended December 31, 2018 compared to €38.0 million in the year ended December 31, 2017, an increase of €27.2 million. During 2018, the main cash flow from financing activity resulted from our follow-on public offering and BASF Antwerpen private placement in July 2018.

Investments in Property, Plant & Equipment and Intangible Assets

The table below describes our investments in property, plant & equipment and intangible assets for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
in 000€	2019	2018	2017
Purchase of property, plant and equipment	13,472	18,557	30,517
Purchase of intangible assets	2,193	2,344	4,467
Total	15,665	20,901	34,984

Indebtedness

As of December 31, 2019, we had loans and borrowings in the total amount of €127.9 million, with mainly fixed interest rates. These loans include secured bank loans used to finance the acquisition of ACTech, the construction of office and production facilities in Belgium and Poland, the acquisition of production equipment and installations, and research and development projects.

The following table sets forth our principal indebtedness:

	As of December 31
in 000€	2019	2018	2017
K€35,000 EIB bank loan	35,000	10,000	—
K€28,000 acquisition bank loan	21,612	24,576	27,513
K€18,000 secured bank loans	17,429	17,739	17,575
K€12,300 bank loans ACTech	11,850	12,300	9,247
K€8,750 other facility loans	3,599	4,299	4,982
Bank investment loans - top 20 outstanding	22,132	23,801	21,441
Bank investment loans - other	4,429	3,808	2,289
Lease liabilities (2018 and 2017: Finance leases)	9,876	6,809	9,164
Institutional loan	824	1,492	1,105
Convertible bonds	1,000	1,000	1,000
Related party loan	187	214	241
Total loans and borrowings	127,938	106,038	94,557
Current	16,838	13,598	12,769
Non-Current	111,100	92,440	81,788

K€35,000 EIB bank loan

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

In July 2019, the second tranche of €25.0 million was drawn. Similar to the first tranche, the duration of the loan will be between six to eight years, and includes a two-year loan repayment grace period.

Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The applied rate for the first tranche is initially equal to 2.4%. The applied rate for the second tranche is initially equal to 2.72% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.

K€28,000 Acquisition loan

This bank loan was concluded in October 2017 to finance the acquisition of ACTech. The loan includes a portion of €18.0 million, repayable monthly over seven years, and a bullet portion of €10.0 million, payable at once in October 2024. The interest rate is fixed for the duration of the loan, and amounts to 1.1% on average for both portions. The bank loans are secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants.

K€18,000 secured bank loans

The K€18,000 loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to K€12,000 (drawn per end 2018: K€11,739; per end 2017 K€11,739), and with reimbursements only starting in December 2022. The agreement for the Polish facility financing amounts to K€6,000 (fully drawn per end of 2017), and with reimbursements only starting in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech business were refinanced in their entirety for an aggregate amount of €9.3 million, with the maturity adjusted to May 2025 and the first repayments beginning in August 2020. The interest rate was fixed at approximately 1.6%, and pledges including a €4.7 million mortgage on ACTech’s facilities and guaranteed by Materialise NV. In addition, a new investment credit of €3.0 million was obtained from Commerzbank in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%.

K€8,750 - Other facility loans

Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (€2.0 million, €0.3 million and €5.0 million respectively) and another loan for the Czech Republic offices in 2008 (€1.8 million). The aggregate balance of the four loans amounted to €4.3 million as of December 31, 2019. All loans have a repayment schedule of 15 years and interest rates are fixed between 4.3% and 5.4% for the four loans.

Bank investment loans

The 20 largest of these investment loans outstanding as of December 31, 2019 amount to a balance of €22.1 million. They were agreed in 2018, 2017 and prior years to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

K€9,876 Lease liabilities included lease with related party

We have several lease obligations, mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As at December 31, 2019 the balance of these lease obligations amounts to K€9,876, and are mostly at fixed interest rates with weighted average below 2%. The subsidiary Engimplan is renting the office and production building from its non-controlling shareholders for an initial term of 10 years, with an extension option for an additional 10 years (assessed not to be reasonably certain to be exercised). The lease has been accounted for under IFRS 16 resulting in a lease liability at December 31, 2019 of K€617.

K€2,000 institutional loan

This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of K€2,000. The loan is repayable over a four year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter. As of December 31, 2019 K€2,000 has been drawn with an outstanding balance of K€824.

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

Related party loan

Ailanthus NV has granted us one other loan at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amounts outstanding as of December 31, 2019 is €0.2 million (2018: €0.2 million; 2017: €0.2 million). The interest expense for the year ended December 31, 2019 is €8,645 (2018: €10,000; 2017: €11,000).

Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2019, 2018 and 2017 were €128.9 million, €115.5 million and €43.2 million, respectively. We have no longer undrawn lines of credit at December 31, 2019.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country, certain capital transfers to and from Ukraine are subject to obtaining a specific permit and current legislation in Brazil permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2019, 2018 and 2017, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

C. Research and Development, Patents and Licenses

For information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D. Trend Information

The COVID-19 pandemic had no impact on our financial performance for the period from January 1, 2019 to December 31, 2019. However, its trajectory remains highly uncertain and we cannot predict the duration and severity of the outbreak and its containment measures.

As discussed in more detail in Note 27 to our audited consolidated financial statements, based on our current assessment of the COVID-19 pandemic, we have considered various hypothetical scenarios on how our business, results of operations and financial condition could be impacted during the year 2020. In these scenarios, we take the general view, but without any certainty as we are reviewing the situation constantly, that our business will be impacted very significantly in the second quarter of 2020, and will subsequently continue to be weak for the rest of the year, although our current assessment of the situation is that our business may gradually improve during the remainder of 2020. However, in the current situation, in view of the many uncertainties of this unprecedented crisis, we find it very hard to gain any visibility beyond the second quarter.

In our Materialise Software segment, we believe that an important part of the software sales of this segment are, at least temporarily, at risk. A significant portion of the sales of this segment comes from parties that either sell or use 3D printing systems. The weakness of the 3D printing industry in general is expected to weigh very negatively on 3D printing system sales and thus also on our software sales, definitely in the second quarter of 2020 with a possible extension into the second half of 2020.

In our Materialise Medical segment, we design, produce and sell customized implants, surgical guides and models as well as visualization and planning software to research institutes, universities, medical device companies and hospitals. A significant percentage of this segment’s revenue stems, directly or indirectly, from elective surgeries, almost all of which are now being postponed due to the U.S. Centers for Disease Control and Prevention, or CDC, guidelines, which require hospitals to prioritize preparation and response to the pandemic. As a result, these revenues (and at least the timing thereof) become uncertain, which will result in a significant reduction of sales of this segment, definitely in the second quarter of 2020, and possibly in the next quarters as well, depending on how the pandemic evolves.

Our Materialise Manufacturing segment operates as part of the overall manufacturing sector in Europe, which includes subsectors such as automotive, aviation, machine parts and consumer products, all of which are heavily impacted by the coronavirus crisis. The European automotive market was particularly weak before the COVID-19 outbreak, and we now expect an even slower recovery than previously estimated. Other European industrial subsectors are not faring much better in this market and will likely face larger declines than previously expected. Order intake within this segment has been slowing down, which will significantly impact the segment’s second quarter results and which may impact the results beyond the second quarter, as a function of how the crisis develops in general and how the industry as a whole, and our customers in particular, subsequently recover from the situation.

We also expect an increase of bad debt, a delay in trade payments, and that we will not be able to adjust and align all of our costs according to the expected decrease of revenue. We experienced the first negative effects of this crisis on our revenues in the first quarter of 2020. In these analyses, we considered a major negative impact in the second quarter, and only a gradual and partial recovery in the third and fourth quarter of this year. From these analyses, we conclude that (according to the currently most likely scenarios), the going concern principle should be maintained, and that the principle financial covenants of our credit facilities will not be violated. We believe that the expected situation does not impact the current valuation of our inventories, investments, intangible assets (including goodwill), long-lived assets, or our debt.

While we continue to monitor the situation regularly, we believe that eventually the 3D printing industry will recover and may even come out of this crisis stronger, as the crisis appears to be underscoring certain advantages of the 3D printing technology, in particular its flexibility in terms of part design, speed, production of smaller strategic batches and localization. Therefore, while we try to adjust our costs and capital spending in proportion to the short term reduction of our revenues, we currently take the view that these cost and spending reductions should, where possible, be as moderate and temporary as possible, since we believe that continued innovation during the current crisis may give us a competitive advantage going forward. This strategy involves significant risks, including risks in terms of its impact on our cash position, and as the crisis lasts longer, we may not be able to sustain this strategy and it might have negative implications for our long term competitive position.

Notwithstanding our current assessment of the potential impact of the COVID-19 pandemic on our business, financial condition and results of operations, we cannot predict with certainty the impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the 3D printing software and services markets, our sales, the availability and price of our products, and the extent to which our business may be materially and adversely affected. For more information regarding the risks of the COVID-19 pandemic, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business.” In addition, see “Special Note Regarding Forward-Looking Information” on page 1 of this annual report.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2019:

in 000€	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Loans and borrowings	118,063	13,389	31,929	39,994	32,751
Lease Liabilities	9,876	3,450	4,743	998	685
Scheduled interest payments(1)	5,866	1,146	1,269	1,720	1,731
Purchase obligations	11,640	5,288	6,257	95	0
Total	145,445	23,273	44,198	42,807	35,167

(1)	Scheduled interest payments comprises the interest payable on loans and borrowings and financial lease commitments. No interest is payable on the other contractual obligations in the above table.

In relation to our property, plant & equipment, we had committed expenditures of €0.7 million as of December 31, 2017, related to the purchase of land in Germany. In the course of 2018, this commitment was fulfilled and the land was purchased. As of the end of December 31, 2019, we had no significant purchase commitments related to property, plant & equipment.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Information” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information with respect to the current members of our board of directors and senior management:

Name	Age	Position
Directors:
Wilfried Vancraen	58	Founder, Director & Chief Executive Officer
Peter Leys	55	Executive Chairman
A Tre C CVOA, represented by Johan De Lille	57	Director
Hilde Ingelaere	58	Director & Executive Vice President
Pol Ingelaere	84	Director
Jürgen Ingels	49	Director
Jos Vander Sloten	57	Director
Lieve Verplancke	60	Director
Bart Luyten	43	Director
Volker Hammes	56	Director
Senior Management and Executive Committee Members:
Wilfried Vancraen	58	Founder, Director & Chief Executive Officer
Peter Leys	55	Executive Chairman
Hilde Ingelaere	58	Director & Executive Vice President
Seaquence BVBA, represented by Johan Pauwels	52	Executive Vice President
Bart Van der Schueren	53	Executive Vice President, Chief Technology Officer
Alfinco BVBA, represented by Johan Albrecht	56	Executive Vice President, Chief Financial Officer
Ioberan BVBA, represented by Stefaan Motte	43	Vice President, Materialise Software segment
De Vet Management bvba, represented by Brigitte de Vet-Veithen	49	Vice President, Materialise Medical segment
Level 5 BVBA, represented by Jurgen Laudus	41	Vice President, Materialise Manufacturing segment
Eduard Crits	61	Chief Information Officer
SoHo services, represented by Conny Hooghe	54	Vice President, Human Resources
Carla Van Steenbergen	44	Vice President, Chief Legal Officer

The term of the directorship of each member of our board of directors will expire at the 2020 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium. Our board of directors has determined that three members of our board of directors, Jürgen Ingels, Lieve Verplancke and A Tre C CVOA, represented by Johan De Lille, are independent under Belgian law and the NASDAQ Stock Market listing requirements.

The following is a brief summary of the business experience of the current members of our board of directors:

Wilfried Vancraen. Wilfried Vancraen has served as one of our directors and as our Chief Executive Officer since founding our company in July 1990. Mr. Vancraen previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he was introduced to 3D printing. Passionate about this new technology and firm in his belief that it could help create a better and healthier world, he founded Materialise in July 1990. Mr. Vancraen holds several patents related to the technical and medical applications of 3D printing and remains committed to using the technology to make positive changes in people’s lives. In recent years, Mr. Vancraen has been awarded the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, has been selected as the most influential person in additive manufacturing by industry professionals and TCT Magazine, and has been listed one of the five leading players in his sector by the Financial Times. He is also the recipient of a 2013 Visionaries! Award from the Museum of Art and Design in New York. Mr. Vancraen holds a Master of Science in Electro-Mechanical Engineering and a Master in Business Administration from KU Leuven. Wilfried Vancraen was chosen in the TCT Hall of Fame in 2017 for his contributions to the 3D printing industry. In 2018, he was chosen by the Additive Manufacturing Users Group (AMUG) as the Innovators Showcase and received the Industry Dino Award. In 2019, Mr. Vancraen was appointed as a faculty honorary professor at the Faculty of Engineering, KU Leuven on the recommendation of the Department of Mechanical Engineering because of his role as founder and CEO of our company.

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

Jürgen Ingels. Jürgen Ingels has served as one of our independent directors since November 2013. Mr. Ingels is Founder and Managing Partner of SmartFin Capital, a growth stage private equity fund that was set up in December 2014. In October 2014, Mr. Ingels sold Clear2Pay NV/S.A., a global innovative payments software technology company he founded in 2000, to FIS Global. The clients of Clear2Pay include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The U.S. Federal Reserve, Royal Bank of Scotland, The People’s Bank of China (PBOC). Mr. Ingels started his career in private equity in 1997 at Dexia NV/S.A., where his role was focused on investing in technology companies. Mr. Ingels currently serves as a director on the board of directors for UnifiedPost NV, Guardsquare NV, Projective NV, Itineris NV, Itiviti AB, Willemen Groep, Ghelamco NV, WDP (Euronext), and Vavato. In 2015, Mr. Ingels co-founded The Glue, a provider of infrastructure solutions for financial institutions. In 2018, Mr. Ingels founded Scale-Ups.eu and organized Supernova, a four-day technology event in Antwerp with over 30.000 visitors. Mr. Ingels holds a Master’s degree in Business Administration and a Master’s degree in Political and Social Sciences from the University of Antwerp.

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

Volker Hammes. Volker Hammes, has served as one of our directors since November 2018. Mr. Hammes has served as a Managing Director of BASF New Business GmbH, a subsidiary of BASF SE, the German chemical conglomerate (FWB: BAS), since January 2016 and a Chairman of BASF 3D Printing Solutions GmbH, another subsidiary of BASF, since August 2017. Between 2012 and 2016, Mr. Hammes also served as director or officer of various BASF affiliates, including as Chief Executive Officer and Managing Director, Head of Business Center Turkey, Middle East and North Africa of BASF Turk Kimya San. Ltd. Sti. In addition, Mr. Hammes has served as a director on the board of directors of Essentium Inc., a provider of industrial 3D printing solutions, since December 2017. Mr. Hammes holds a Master of Science degree in Mechanical Engineering, Polymer Technology from RWTH Aachen.

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

Brigitte de Vet-Veithen. Brigitte de Vet-Veithen has represented De Vet Management bvba as Vice President Medical since June 2016. Mrs de Vet-Veithen has more than 20 years of experience in the Healthcare and Life Sciences Sector. She has worked in various management roles for Johnson & Johnson, ultimately serving as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis in Germany. Before joining Materialise she has held various leadership roles as representative of De Vet Management bvba including the role of Chief Executive Officer of Acertys group, a provider of medical devices, software, services and supplies to hospitals and medical professionals. Mrs de Vet-Veithen holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.

Jurgen Laudus. Jurgen Laudus serves as Vice-President of our Materialise Manufacturing segment. Mr. Laudus joined us in August 2001 as project manager and continued to our U.K. office to become Rapid Tooling manager in 2003. For two years, Mr. Laudus was responsible for both our Rapid Tooling sales support and production management. In 2005, Mr. Laudus returned to Belgium to become international production manager for our additive manufacturing services and later on sales manager, playing an active role in the growth of the additive manufacturing production activities of Materialise. Mr. Laudus holds a Master of Science degree in Engineering from the KU Leuven.

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

B. Compensation

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2019, only the directorships of Mr. Vancraen, Mr. Leys, Ms. Ingelaere, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke and Mr. Hammes were remunerated. See “—Compensation of Senior Management and Executive Committee” below for more information about the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere. During the year ended December 31, 2019, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke and Mr. Hammes each received annual remuneration equal to €10,000. In addition, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke and Mr. Hammes each received a remuneration of €1,250 per physical board meeting that he or she attended and €625 for each board meeting held via conference call (lasting more than one hour) that he or she attended.

In addition, the Chairman of the Audit Committee and the Chairman of the Remuneration and Nomination Committee received annual remuneration of €7,500 and €2,500, respectively. Each independent member (including the Chairman) of the Audit Committee or the Remuneration and Nomination Committee received a remuneration of €1,250 for each physical committee meeting that he or she attended, and €625 for each committee meeting held via conference call (lasting more than one hour) and that he or she attended. The Remuneration and Nomination Committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, our board of directors sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the board of directors committees and the rules for reimbursement of directors’ business-related out-of-pocket expenses.

Compensation of Senior Management and Executive Committee

In 2019, our senior management received in the aggregate total gross compensation of €2.48 million, which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the remuneration of the directorships of Mr. Vancraen, Mr. Leys and Ms. Ingelaere and the compensation for the members of the Executive Committee.

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

	For the year ended December 31,
	2019*	2018	2017
Total	2,177	2,009	1,862
Segments:
Materialise Software	303	273	256
Materialise Medical	763	634	542
Materialise Manufacturing	775	783	775
Additional staff	336	319	289

*	Includes 104 Engimplan FTEs.

We currently do not have a work council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

E. Share Ownership

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 24, 2020, for each member of our board of directors and senior management as of April 24, 2020:

	Ordinary Shares Beneficially Owned as of April 24, 2020
Name of beneficial owner(1)	Number(2)		Percent(2)
Wilfried Vancraen(3)	33,098,964		62.2
Peter Leys(4)	654,668		1.2
A Tre C CVOA, represented by Johan De Lille(5)	—		—
Pol Ingelaere	—		*
Jürgen Ingels	—		*
Jos Vander Sloten	12,000	*
Lieve Verplancke	—		—
Hilde Ingelaere(3)	33,098,964		62.2
Bart Luyten	—		—
Volker Hammes	—		—
Johan Pauwels(6)	150,590		*
Bart Van der Schueren(7)	138,317		*
Johan Albrecht	—		—
Jurgen Laudus(8)	22,374		*
Carla Van Steenbergen(9)	13,590		*
Stefaan Motte(10)	1,515		*
Brigitte de Vet-Veithen	—		—
Conny Hooghe	—		—
Eddy Crits	—		—

*	Less than 1%

(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
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

(3)

Consists of (i) 5,331,164 ordinary shares held by Mr. Vancraen, (ii) 277,500 ordinary shares held by Ms. Ingelaere, (iii) 15,000 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere, and (vi) 25,000 ADSs held by Ailanthus NV. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares, and ADSs. Does not include (i) 1,125 warrants issued and granted to Mr. Vancraen or 1,125 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares and 4,500 ordinary shares, respectively, at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018 and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Vancraen or 15,000 warrants issued and granted to Ms. Ingelaere under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares and 15,000 ordinary shares, respectively, at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(4)

Consists of (i) 67,500 ADSs and (ii) 508,904 ordinary shares issuable upon conversion of 1,000 convertible bonds which have been issued to and subscribed by Mr. Leys and Ms. Kindt and which can be converted at a conversion price of €1.97 per share and mature in 2020. Does not include (i) 18,194 warrants issued and granted to Mr. Leys under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 72,776 ordinary shares at €1.97 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, or (ii) 15,000 warrants issued and granted to Mr. Leys under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(5)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(6)

Consists of (i) 40,000 ordinary shares held jointly with Mr. Pauwels’ spouse Kristine Van Muylder, (ii) 10,590 ADSs held jointly with Ms. Van Muylder. Mr. Pauwels and Ms. Van Muylder may be deemed to share voting power and investment power over these shares, and (iii) 100,000 ordinary shares jointly held by Mr. Pauwels and Ms. Van Muylder through Sorelle, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Pauwels and Ms. Van Muylder. Does not include (i) 375 warrants issued and granted to Mr. Pauwels under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 1,500 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, (ii) 9,090 warrants issued and granted to Mr. Pauwels under the 2014 Warrant Plan, which warrants are exercisable for 9,090 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Pauwels under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(7)

Consists of (i) 129,052 ordinary shares held by Mr. Van der Schueren and (ii) 9,265 ADSs held by Mr. Van der Scheuren. Does not include (i) 375 warrants issued and granted to Mr. Van der Schueren under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 1,500 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, (ii) 9,090 warrants issued and granted to Mr. Van der Schueren under the 2014 Warrant Plan, which warrants are exercisable for 9,090 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 10,500 warrants issued and granted to Mr. Van der Schueren under the 2015 Warrant Plan, which warrants are exercisable for 10,500 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(8)

Consists of 22,374 ADSs held by Mr. Laudus. Does not include (i) 375 warrants issued and granted to Mr. Laudus under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 1,500 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, (ii) 9,090 warrants issued and granted to Mr. Laudus under the 2014 Warrant Plan, which warrants are exercisable for 9,090 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Laudus under the 2015 Warrant Plan, which warrants are exercisable for 4,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(9)

Consists of (i) 27,764 ordinary shares held by Ms. Van Steenbergen and (ii) 1,500 ADSs held by Ms. Van Steenbergen. Does not include (i) 375 warrants issued and granted to Ms. Van Steenbergen under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 1,500 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, (ii) 9,090 warrants issued and granted to Ms. Van Steenbergen under the 2014 Warrant Plan, which warrants are exercisable for 9,090 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Ms. Van Steenbergen under the 2015 Warrant Plan, which warrants are exercisable for 4,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(10)

Consists of (i) 1,500 ordinary shares held by Mr. Motte and (ii) 15 ADSs held by Mr. Motte. Does not include (i) 375 warrants issued and granted to Mr. Motte under the 2013 Warrant Plan that will be exercisable upon vesting for an aggregate of 1,500 ordinary shares at €2.14 per share, which vests in thirds on a yearly basis beginning in October 2018, and that expire in 2023, (ii) 9,090 warrants issued and granted to Mr. Motte under the 2014 Warrant Plan, which warrants are exercisable for 9,090 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 3,500 warrants issued and granted to Mr. Motte under the 2015 Warrant Plan, which warrants are exercisable for 3,500 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 24, 2020, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially Owned as of April 24, 2020
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,098,964	62.2
Hilde Ingelaere(3)	33,098,964	62.2
Nikko Asset Management Americas Inc.(4)	2,667,051	5.09
ARK Investment Management LLC(5)	2,834,406	5.41

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

(3)

Consists of (i) 5,331,164 ordinary shares held by Mr. Vancraen, (ii) 277,500 ordinary shares held by Ms. Ingelaere, (iii) 15,000 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere, (iv) 14,021,612 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere, and (vi) 25,000 ADSs held by Ailanthus NV. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares and ADSs. Does not include (i) 1,125 warrants issued and granted to Mr. Vancraen or 1,125 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, that will be exercisable upon vesting for an aggregate of 4,500 ordinary shares and 4,500 ordinary shares, respectively, at €2.14 per share, which vest in thirds on a yearly basis beginning in October 2018 and that expire in 2023, (ii) 18,180 warrants issued and granted to Mr. Vancraen or 18,180 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 18,180 ordinary shares and 18,180 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 or (iii) 15,000 warrants issued and granted to Mr. Vancraen or 15,000 warrants issued and granted to Ms. Ingelaere under the 2015 Warrant Plan, which warrants are exercisable for 15,000 ordinary shares and 15,000 ordinary shares, respectively, at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025.

(4)

Based on a Schedules 13G/A filed with the SEC on February 12, 2020 by Nikko Asset Management Americas Inc. (“NAMA”) and jointly by Sumitomo Mitsui Trust Holdings Inc. (“SMTH”) and Nikko Asset Management Co., Ltd. (“NAMC”). NAMA is an investment advisor and in the Schedule 13G/A filed by NAMA it is reported that NAMA has (a) shared voting with respect to 2,654,048 ADSs and (b) shared dispositive power with respect to 2,667,051 ADSs. SMTH and NAMC are parent holding companies of NAMA and are non-U.S. institutions. NAMC is an investment advisor and in the Schedule 13G/A jointly filed by SMTH and NAMC it is reported that SMTH and NAMC beneficially own, as parent holding companies of NAMA, 2,667,051 ADSs and have (a) shared voting with respect to 2,667,051 ADSs and (b) shared dispositive power with respect to 2,667,051 ADSs.

(5)

Based on a Schedules 13G/A filed with the SEC on February 14, 2020 by ARK Investment Management LLC (“ARK”). ARK is an investment advisor and in the Schedule 13G/A filed by ARK it is reported that ARK has (a) sole voting power with respect to 2,545,931 ADSs; (b) shared voting with respect to 55,558 ADSs; and (c) shared dispositive power with respect to 2,834,406 ADSs.

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

As of December 31, 2019, there were 67 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of December 31, 2019, 66.9% of our outstanding ordinary shares were held in Belgium by 67 holders of record. As of December 31, 2019, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 33.1% of our outstanding ordinary shares were held in the United States by one holder of record, the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 17,583,315 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 33.1% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holder whose shares may be held in trust by other entities.

B. Related Party Transactions

Since January 1, 2019, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and “—A. Major Shareholders,” and the transactions we describe below.

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

We rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2019 was €0.11 million.

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

See “Item 3.A. Key Information— A. Selected Financial Data” and “Item 18. Financial Statements.”

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

We are currently not a party to any other legal or arbitration proceedings, which, in the opinion of our management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations. We have been made aware of patent infringement proceedings commenced in August 2019 in the U.S. District Court for the District of Delaware by Conformis Inc. against Zimmer Biomet, which may impact our knee guide business with Zimmer Biomet. We continue to monitor these proceedings.

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

B. Memorandum and Articles of Association

The information called for by this item has been reported previously in Exhibit 2.3 (Description of Securities) to Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on June 28, 2019, which exhibit is incorporated herein by reference, and is supplemented by the following additional information related to changes in our share capital:

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

On December 18, 2015, the board of directors adopted a new warrant plan, our 2015 Warrant Plan, and issued 1,400,000 warrants, which warrants are exercisable for 1,400,000 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on April 23, 2014. As of December 31, 2019, 352,000 of the warrants were granted.

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

On November 28, 2019, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2013 Warrant Plan and the 2014 Warrant Plan by €355,600.26 (including issuance premium) and €912,610.28 (including issuance premium), respectively, against the issuance of 178,164 and 103,588 new ordinary shares, respectively, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on June 4, 2019.

On April 7, 2020, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2015 Warrant Plan by €140,287.5 (including issuance premium) against the issuance of 21,750 new ordinary shares, pursuant to the powers granted to it by the extraordinary general meeting of shareholders held on June 4, 2019.

C. Material Contracts

We have not entered into any material contracts in the prior two years other than in the ordinary course of business and other than those described elsewhere in this annual report, including under “—B. Memorandum and Articles of Association,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form. A reimbursement of fiscal capital made in accordance with the Belgian Code of Companies and Associations is partly considered to be a distribution of the existing taxed reserves (irrespective whether incorporated into the capital or not) and/or the tax-free reserves incorporated into the capital. The proportion is determined on the basis of the ratio between certain taxed reserves and tax-free reserves incorporated into the capital on the one hand and, on the other hand, the aggregate of such reserves and the fiscal capital. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

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

On October 17, 2019 the Belgian Constitutional Court annulled the law introducing the Tax on Securities Accounts (and therefore also the tax itself), but maintained the legal consequences of the annulled provisions for the Tax on Securities Accounts due for reference periods ending on or before September 30, 2019. This annulment implies that the Tax on Securities Accounts is no longer due as of October 1, 2019.

Proposed Financial Transactions Tax

On February 14, 2013, the European Commission published a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia, Estonia and Slovakia, or collectively, the Participating Member States. On December 8, 2015, Estonia declared that it will no longer support the FTT.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for the tax year ended December 31, 2019, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2020, or for the foreseeable future. However, the application of the relevant rules to our businesses is not entirely clear and certain aspects of the relevant tests will be outside our control; therefore, no assurance can be given that we will not be a PFIC for any taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.

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

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be highly inflationary. In the years ended December 31, 2019, 2018 and 2017, 29%, 30% and 31% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income. We primarily have exposure to the U.S. dollar, British pound, Japanese yen and Brazilian real as foreign currency.

During 2019, the impact of changes in foreign currency rates and term accounts held in U.S. dollars funded through the initial public offering proceeds was positive for an amount of €0.2 million. If the U.S. dollar (rate for €1) would have appreciated by 10%, the net result would have been €0.9 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been €0.8 million higher, excluding the effect of the cash and term accounts held in U.S. dollars.

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

Customer credit risk is managed by each business unit subject to our established policy, procedures and controls relating to customer credit risk management. An impairment analysis is performed at each reporting date using a provision matrix to measure ECLs. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by legal entity). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets at amortized cost or fair value through Other Comprehensive Income, or OCI, as disclosed in Note 20 to our consolidated financial statements. We do not hold collateral as security.

We evaluate the concentration of risk with respect to trade receivables as low, as our customers are located in several jurisdictions and industries and operate in largely independent markets.

Liquidity Risk

The liquidity risk is that we may not have sufficient cash to meet our payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. We have historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. We no longer have undrawn lines of credit at December 31, 2019 (our undrawn lines of credit were €26.0 million and €4.5 million as of December 31, 2018 and 2017, respectively). These line of credit arrangements do not contain significant financial covenants.

On September 29, 2017, KBC Bank and Materialise agreed on a credit facility, mainly related to the financing of the ACTech acquisition, in which debt covenants were determined based on the ratio of our total net financial debt over EBITDA.

On December 20, 2017, EIB and Materialise entered into a finance contract to support our ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to €35.0 million drawable in two tranches. The first tranche could not exceed €25.0 million and could be drawn during the first year of the contract. We drew €10.0 million of this first tranche in the course of 2018 and €25.0 million in the second tranche in the course of 2019. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The interest rate for the first tranche is equal to 2.40% and the interest rate for the second tranche is 2.72% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings. As of December 31, 2019, €35.0 million was drawn in connection with this agreement.

Capital Management

The primary objective of our capital management strategy is to ensure we maintain healthy capital ratios to support our business and maximize shareholder value. Capital is defined as our shareholders’ equity.

We consistently review our capital structure and make adjustments in light of changing economic conditions. We made no changes to our capital management objectives, policies or processes during the years ended December 31, 2019, 2018 and 2017.

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

During the year ended December 31, 2019, the remaining net proceeds from our initial public offering were used and continue to be used as a buffer for our working capital, unfinanced capital expenditures, financing activities (including acquisitions, partnerships) and general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

a)  Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2019 that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below under “Management’s Annual Report on Internal Control Over Financial Reporting.”

b)  Management’s Annual Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the Internal Control-Integrated Framework, 2013 (the “COSO 2013 Framework”). Based on its assessment, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our internal control over financial reporting was not effective as of December 31, 2019 due to the material weaknesses in our internal control over financial reporting described below. Management did not assess the effectiveness of internal control over financial reporting of the Engimplan acquisition because of the timing of this acquisition which was completed on July 31, 2019. For additional information, see Note 4 to our audited consolidated financial statements. Engimplan constituted 5% and 10% of our total assets and net assets, respectively, as of December 31, 2019, and 1% and 14% of our revenues and net profit, respectively, for the year then ended.

We did not maintain an effective control environment to prevent or detect a potential material misstatement in our financial statements primarily as a result of the following factors:

•	Our not appropriately remediating existing material weaknesses on a timely basis.

•	Our not having certain policies, procedures and controls, related to our internal control framework implemented or operating effectively on a timely basis.

These deficiencies in the control environment resulted in the following material weaknesses:

•

The controls over access to key financial systems were either not implemented or not operating effectively resulting in ineffective controls designed to validate the completeness and accuracy of underlying data and system reports used in controls over our financial reporting.

•

We did not have appropriate controls designed to detect or prevent a material misstatement related to revenue recognition from non-standard contracts with customers and we did not have necessary controls to guarantee completeness of our sales contract database.

•

We did not have an adequate process or appropriate controls in place to support an accurate financial reporting and consolidation process and a financial reporting of our financial results and disclosures in our Annual Report on Form 20-F.

Notwithstanding the identified material weaknesses and management’s assessment that internal control over financial reporting was not effective as of December 31, 2019, management believes that the audited consolidated financial statements contained in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS.

Remediation Plan

During the year ending December 31, 2020, we plan to continue to enhance our internal control over financial reporting in an effort to remediate the material weaknesses described in this Item 15 and to enhance our overall control environment. We are committed to ensuring that our internal control over financial reporting is designed and operating effectively. We are addressing all material weaknesses identified as follows.

In general, the executive committee has approved and implemented a key project plan that will (i), where possible and appropriate, clarify, simplify and/or complete the design of our control framework, (ii) help and support and, where appropriate, increase the discipline of the various control owners in the implementation of the controls for which they are responsible and (iii) specifically address the above material weaknesses. As part of this project plan, accountability for every control (including, but not limited to, those for which deficiencies have been identified) has been assigned to an executive committee member, to internal control coordinators and to the respective control owners. Workshops have been organized, and continue to be organized, with the control owners and coordinators to ascertain that they fully understand the design of their controls as well as the actions that they have to take (and the timing thereof) to properly execute the controls and sufficiently document such execution. The control coordinators and the accountable executive committee members will explain, in person, to the audit committee their action (including, where appropriate, remediation) plan during the second quarter of 2020. Meanwhile, management and internal audit personnel will continue to implement a structured approach to evaluate our internal controls and follow-up on action plans.

More particularly, as a result of this ongoing exercise, the following remediation actions are being taken:

•

With regard to the material weakness in our control over access to key financial systems, we are addressing this situation by further improving the implementation of controls over privileged access rights with segregation of duties and, where possible, reactive monitoring of sessions.

•

With regard to the material weakness identified in our revenue recognition, we are establishing and implementing an action plan to have a more structured approach to collect and review non-standard sales contracts.

•

With regard to the material weakness identified in our financial reporting and consolidation we are establishing an action plan to re-design our analytical reviews and to re-design our control on documentation of material or complex transactions.

Also, as we are upgrading and reviewing our IT systems, particular attention will be given to the possibility to automate a larger portion of our controls.

Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate how long it will take to remediate these material weaknesses. In addition, we may discover additional material weaknesses that require additional time and resources to remediate and we may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS.

c)  Changes in Internal Control over Financial Reporting

Other than as discussed above under “Management’s Annual Report on Internal Control Over Financial Reporting,” there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

d)  Attestation Report of the Registered Public Accounting Firm

BDO Bedrijfsrevisoren CVBA (“BDO”), an independent registered public accounting firm, has issued an adverse report on the effectiveness of the company’s internal control over financial reporting. See the report of BDO below:

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Materialise NV

Leuven, Belgium

Opinion on Internal Control over Financial Reporting

We have audited Materialise NV’s (the “Company’s”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2019, 2018 and 2017, the related consolidated statements of income, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements”) and our report dated April 30, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15, Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weaknesses have been identified and described in management’s assessment:

I.	Control Environment

The Company did not maintain an effective control environment to prevent or detect a potential material misstatement in its financial statements primarily attributable to the following factors:

•	Not appropriately remediating existing material weaknesses on a timely basis.

•	Not having certain policies, procedures and controls, related to their internal control framework implemented or operating effectively on a timely basis.

These deficiencies in the control environment resulted in the following material weaknesses:

•

The controls over access to key financial systems were either not implemented or not operating effectively resulting in ineffective controls designed to validate the completeness and accuracy of underlying data and system reports used in controls over the financial reporting.

•

Not having appropriate controls designed to detect or prevent a material misstatement related to revenue recognition from non-standard contracts with customers and not having necessary controls to guarantee completeness of the sales contract database.

•

Not having an adequate process or appropriate controls in place to support an accurate financial reporting and consolidation process and a financial reporting of the Company’s financial results and disclosures on its Form 20-F.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 financial statements, and this report does not affect our report dated April 30, 2020 on those consolidated financial statements.

As indicated in the accompanying “Item 15, Management’s Annual Report on Internal Control over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Engimplan Engenharia De Implante Indústria E Comércio Ltda (“Engimplan”), which was acquired on August 6, 2019, and which is included in the consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows from August 6, 2019 to December 31, 2019. Engimplan constituted 5% and 10% of total assets and net assets, respectively, as of December 31, 2019, and 1% and 14% of revenues and net profit, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Engimplan because of the timing of the acquisition which was completed on August 6, 2019. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Engimplan.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Veerle Catry

BDO Bedrijfsrevisoren CVBA

Represented by Veerle Catry

Zaventem, Belgium

April 30, 2020

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

BDO Bedrijfsrevisoren CVBA was engaged as our independent registered public accounting firm in 2019 and 2018 in connection with our SEC reporting obligations, as well as our statutory auditor for Belgian company purposes. The following table sets forth by category of service the total fees for services provided by BDO Bedrijfsrevisoren CVBA and other BDO member firms to us during 2019 and 2018.

	For the year ended December 31
in 000€	2019	2018
Audit Fees	1,220	1,121
Audit-Related Fees	35	17
Tax Fees	2	2
All Other Fees	—	—
Total	1,257	1,140

Audit Fees

Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated and statutory financial statements and internal controls.

Audit-Related Fees

Audit-related fees are fees for services that are traditionally performed by the independent accountants and in the table above primarily related to the quarterly attestation reports for EIB and the consent of the independent accountants for referring to their audit opinion on the financial statements for RSPrint NV for the year 2017.

Tax Fees

For the fiscal year ended December 31, 2019 and 2018, these fees related to the Materialise entity in Malaysia.

All Other Fees

No other fees were paid to BDO Bedrijfsrevisoren CVBA or to other BDO member firms for the fiscal years ended December 31, 2019 and December 31, 2018.

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

All audit fees, audit related fees and tax fees for the fiscal years ended December 31, 2019 and 2018 were pre-approved under the pre-approval policies of the Audit Committee.

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

By resolution of our extraordinary shareholders’ meeting of June 4, 2019, our shareholders authorized our board of directors, for a period of five years, to increase our share capital, in one or more transactions, with a maximum total amount equal to the then current share capital of our company, in accordance with the modalities as described in the special report of the Board of Directors prepared in accordance with Belgian company law.

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

2.3	Description of Securities (incorporated by reference to Exhibit 2.3 to the Company’s Amendment No. 1 on Form 20-F/A to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018)

4.1	2013 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.3	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.4	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.5	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.6	Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-213649))

4.7+	Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise GmbH, Materialise N.V. and the Sellers party thereto (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017)

8.1	Subsidiaries of Materialise NV

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of BDO Bedrijfsrevisoren. CVBA, independent registered public accounting firm

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

+	The registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Exchange Act.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 30, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Materialise NV

Leuven, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Materialise NV (the “Company”) and subsidiaries as of December 31, 2019, 2018 and 2017, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Boards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 30, 2020 expressed an adverse opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, effective on January 1, 2019, the Company changed its method of accounting for leases due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Zaventem, Belgium

April 30, 2020

Consolidated income statements

		For the year ended December 31,
in 000€, except per share data	Notes	2019	2018	2017
Revenue	22.1	196,679	184,721	142,573
Cost of sales	22.2	(86,972)	(82,299)	(62,952)
Gross profit		109,707	102,422	79,621
Research and development expenses	22.3	(23,348)	(22,416)	(19,959)
Sales and marketing expenses	22.4	(52,989)	(46,303)	(38,935)
General and administrative expenses	22.5	(31,786)	(32,310)	(24,876)
Net other operating income	22.6	5,432	3,771	4,541
Operating profit		7,016	5,164	392
Financial expenses	22.8	(3,682)	(4,864)	(4,728)
Financial income	22.9	1,377	3,627	3,210
Share in loss of joint venture	8	(392)	(475)	(469)
Profit (loss) before taxes		4,319	3,452	(1,595)
Income taxes	22.10	(2,595)	(425)	(522)
Net profit (loss) for the year		1,724	3,027	(2,117)
Net profit (loss) attributable to:
The owners of the parent		1,646	3,027	(2,117)
Non-controlling interest		78	—	—
Earnings per share attributable to the owners of the parent
Basic	23	0.03	0.06	(0.04)
Diluted	23	0.03	0.06	(0.04)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

		For the year ended December 31,
in 000€	Notes	2019	2018	2017
Net profit (loss) for the year		1,724	3,027	(2,117)
Other comprehensive income (loss)
Exchange differences on translation of foreign operations †		245	(47)	(691)
Other comprehensive income (loss), net of taxes		245	(47)	(691)
Total comprehensive income (loss) for the year, net of taxes		1,969	2,980	(2,808)
Total comprehensive income (loss) attributable to:
The owners of the parent		2,102	2,980	(2,808)
Non-controlling interest		(133)	—	—

†	May be reclassified subsequently to profit & loss

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2019	2018	2017
Assets
Non-current assets
Goodwill	5	20,174	17,491	17,552
Intangible assets	6	27,395	26,326	28,600
Property, plant & equipment	7	90,331	92,537	87,065
Right-of-use assets	7	10,586	—	—
Investments in joint ventures	8	39	—	31
Deferred tax assets	22.10	192	315	304
Other non-current assets	10	9,391	7,237	3,667
Total non-current assets		158,108	143,906	137,219
Current assets
Inventories and contracts in progress	9	12,696	9,986	11,027
Trade receivables	11	40,977	36,891	35,582
Other current assets	10	8,616	6,936	7,675
Cash and cash equivalents	12	128,897	115,506	43,175
Total current assets		191,186	169,319	97,459
Total assets		349,294	313,225	234,678

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2019	2018	2017
Equity and liabilities
Equity
Share capital	13	3,066	3,050	2,729
Share premium	13	138,090	136,637	79,839
Consolidated reserves	13	(195)	(1,848)	(3,711)
Other comprehensive loss		(1,394)	(1,850)	(1,803)
Equity attributable to the owners of the parent		139,567	135,989	77,054
Non-controlling interest	13	3,107	—	—
Total equity		142,675	135,989	77,054
Non-current liabilities
Loans & borrowings	15	104,673	92,440	81,788
Lease liabilities	15	6,427	—	—
Deferred tax liabilities	22.1	5,747	6,226	7,415
Deferred income	18	5,031	4,587	3,768
Other non-current liabilities	16	696	868	1,904
Total non-current liabilities		122,574	104,121	94,875
Current liabilities
Loans & borrowings	15	13,389	13,598	12,769
Lease liabilities	15	3,449	—	—
Trade payables		18,517	18,667	15,670
Tax payables	17	3,363	2,313	2,023
Deferred income	18	27,641	23,195	18,791
Other current liabilities	19	17,686	15,342	13,496
Total current liabilities		84,045	73,115	62,749
Total equity and liabilities		349,294	313,225	234,678

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Consolidated reserves	Other compre- hensive loss	Total	Non- controlling interest	Total equity
At January 1, 2019		3,050	136,637	(1,848)	(1,850)	135,989	—	135,989
Net profit for the year		—	—	1,646	—	1,646	78	1,724
Other comprehensive loss		—	—	—	456	456	(211)	245
Total comprehensive income (loss)		—	—	1,646	456	2,102	(133)	1,969
Capital increase through exercise of warrants	13	16	1,252	—	—	1,268	—	1,268
Acquisition Non-controlling interest Engimplan		—	—	—	—	—	3,240	3,240
Equity-settled share-based payment expense	14	—	201	7	—	208	—	208
At December 31, 2019		3,066	138,090	(195)	(1,394)	139,567	3,107	142,675

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Consolidated reserves	Other compre- hensive loss	Total	Non- controlling interest	Total equity
At January 1, 2018		2,729	79,839	(3,711)	(1,803)	77,054	—	77,054
IFRS 15—impact on opening reserves (*)		—	—	(1,173)	—	(1,173)	—	(1,173)
Adjusted equity At January 1, 2018		2,729	79,839	(4,884)	(1,803)	75,881	—	75,881
Net profit for the year		—	—	3,027	—	3,027	—	3,027
Other comprehensive loss		—	—	—	(47)	(47)	—	(47)
Total comprehensive income (loss)		—	—	3,027	(47)	2,980	—	2,980
Capital increase in cash	12	312	59,575	—	—	59,887	—	59,887
Capital increase through exercise of warrants	12	9	593	—	—	602	—	602
Capital increase Rapidfit+		—	(4,003)	—	—	(4,003)	—	(4,003)
Equity-settled share-based payment expense	14	—	633	9	—	642	—	642
At December 31, 2018		3,050	136,637	(1,848)	(1,850)	135,989	—	135,989

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Consolidated reserves	Other compre- hensive income (loss)	Total	Non- controlling interest	Total equity
At January 1, 2017		2,729	79,019	(1,603)	(1,112)	79,033	—	79,033
Net loss for the year		—	—	(2,117)	—	(2,117)	—	(2,117)
Other comprehensive loss		—	—	—	(691)	(691)	—	(691)
Total comprehensive income (loss)		—	—	(2,117)	(691)	(2,808)	—	(2,808)
Equity-settled share-based payment expense	14	—	820	9	—	829	—	829
At December 31, 2017		2,729	79,839	(3,711)	(1,803)	77,054	—	77,054

*	The Goup initially adopted IFRS 15 using the cumulative effect method. Under this method, the comparative information is not restated.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2019	2018	2017
Operating activities
Net profit (loss) for the year		1,724	3,027	(2,117)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	7	14,339	12,223	8,754
Amortization of intangible assets	6	4,859	5,064	3,822
Share-based payment expense	14	302	1,075	1,033
Loss (gain) on disposal of property, plant & equipment	7	165	(83)	25
Movement in provisions		138	5	61
Movement in reserve for bad debt and slow moving inventory		121	1,293	502
Financial income	22.9	(1,377)	(581)	(381)
Financial expense	22.8	3,682	2,172	1,597
Impact of foreign currencies		(176)	(299)	302
Share in loss of joint venture (equity method)	8	392	475	469
Income taxes and deferred taxes	22.1	2,595	425	522
Fair value adjustment contingent consideration	4	—	(192)	—
Other		(245)	87	(22)
Working capital adjustment and income tax paid
Decrease (increase) in trade receivables and other receivables		216	(3,156)	(4,973)
Decrease (increase) in inventories and contracts in progress		(745)	812	(417)
Increase in trade payables and other payables		4,196	7,341	2,343
Income tax paid		(2,139)	(1,368)	(1,569)
Interest received		355	—	—
Net cash flow from operating activities		28,402	28,320	9,951

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2019	2018	2017
Investing activities
Purchase of property, plant & equipment	7	(13,472)	(18,270)	(27,733)
Purchase of intangible assets	6	(2,193)	(1,836)	(4,345)
Proceeds from the sale of property, plant, equipment and intangibles (net)		278	281	221
Acquisition of subsidiary (net of cash)	4	(6,331)	—	(27,173)
Investments in joint-ventures	8	(875)	—	(500)
Convertible loan granted	10	(2,743)	—	—
Other equity investments in non-listed entities	10	(281)	(2,671)	—
Interest received		—	363	281
Net cash flow used in investing activities		(25,617)	(22,133)	(59,249)
Financing activities
Proceeds from loans & borrowings	15	29,000	32,554	54,319
Repayment of loans & borrowings	15	(12,126)	(18,820)	(11,904)
Repayment of leases	15	(5,283)	(3,102)	(2,947)
Capital increase in parent company	13	1,268	60,489	—
Direct attributable expense capital increase	13	—	(4,003)	—
Interest paid		(2,286)	(1,733)	(955)
Other financial income (expense), net		208	(150)	(472)
Net cash flow from financing activities		10,781	65,235	38,041
Net increase/(decrease) of cash and cash equivalents		13,566	71,422	(11,257)
Cash and cash equivalents at beginning of the year	12	115,506	43,175	55,912
Exchange rate differences on cash and cash equivalents		(175)	908	(1,480)
Cash and cash equivalents at end of the year	12	128,897	115,506	43,175

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

The consolidated financial statements of the Group for the year ended December 31, 2019 were approved and authorized for issue on April 30, 2020 in accordance with a resolution of the Parent’s Board of Directors.

2  Basis of preparation

The consolidated financial statements of the Group for the three years ended December 31, 2019, 2018 and 2017 were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”) and with International Financial Reporting Standards (IFRS) as adopted by the European Union (“EU-IFRS”).

These consolidated financial statements have been prepared on a historical cost basis, except for the assets and liabilities that have been acquired as part of a business combination, which have been initially recognized at fair value, and certain financial assets such as the non-listed equity instruments and the convertible loan receivable which are both included in the other non-current assets, the share appreciation rights, and the written put option of Rapidfit which are measured at fair value.

The financial statements are prepared on a going concern basis considering the COVID-19 impact as disclosed in Note 27.

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

New standards, interpretations and amendments adopted by the Group

The Group has adopted the following new and revised standards and interpretations issued by the IASB and IFRIC that are relevant to its operations and effective for accounting periods beginning on January 1, 2019.

•	IFRIC 23 Uncertainty over income tax treatments

•	IFRS 16 Leases

Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The application of the above relevant new standards and interpretations are explained below.

IFRIC 23 Uncertainty over income tax treatments

Uncertainty over income tax treatments has been applied as from January 1, 2019. The adoption of this new interpretation did not have an impact.

IFRS 16 Leases

The Company has applied IFRS 16 as from January 1, 2019 by using the modified retrospective approach, not restating comparatives for the 2018 reporting period. The reclassifications and the adjustments arising from the new leasing standard are recognized in the opening balance sheet on January 1, 2019.

On the adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the IAS 17 Leasing standard. These leases were measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate as of January 1, 2019. The weighted average discount rate applied to the lease liabilities at January 1, 2019 was 2.99%.

The Company had leases classified as finance leases under IAS 17 for an amount of K€5,886 net book value for which the carrying amount has not been reassessed consistent with the transition requirements.

The table below shows the reconciliation of the IAS 17 operating lease commitments disclosed in the 2018 consolidated financial statements with the IFRS 16 lease liability at January 1, 2019:

(in 000€)	As at January 1, 2019
Non-cancellable operating lease commitments disclosed at December 31, 2018	5,442
Discounted using the company’s incremental borrowing rate	(268)
Add: finance lease liabilities recognized at December 31, 2018	6,809
(Less) short-term/low-value leases recognized on a straight-line basis as an expense	(88)
Add/(Less) adjustments related to different treatment extension and termination options	(101)
Lease liability recognized as at January 1, 2019	11,794

The right-of-use assets for all assets were measured at the amount equal to the lease liability and relate to the following assets:

(in 000€)	As at December 31, 2019	As at January 1, 2019
Buildings	3,843	3,255
Vehicles	882	849
Other materials	301	880
Total right-of-use assets	5,026	4,984
Total lease liabilities	5,026	4,984

The impact on the consolidated statement of profit and loss for the year ended December 31, 2019 and the basic and diluted loss per share is not significant. There was no impact on the retained earnings as per January 1, 2019.

In applying IFRS 16 at January 1, 2019, the company has used the following practical expedients permitted by the standard:

•	The use of a single discount rate to a portfolio of leases with similar characteristics;

•	The accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;

•	The accounting for operating leases with a low value (less or equal to $5,000) as low-value leases; and

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The other new standards and interpretations effective as of January 1, 2019 did not have any impact on the statement of financial position and the statement of profit and loss.

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

In 2019, Engimplan entered into the consolidated scope – see note 28.

Non-controlling interests

The Group has the choice, on a transaction by transaction basis, to initially recognize any non-controlling interest in the acquiree which is a present ownership interest and entitles its holders to a proportionate share of the entity’s net assets in the event of liquidation at either acquisition date fair value or, at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Other components of non-controlling interest such as outstanding share options are generally measured at fair value. The Group has not elected to take the option to use fair value in acquisitions completed to date. Currently the only non-controlling interest resulting from business combinations coming from Engimplan.

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Buildings:	20-30 years
• Machinery:	5-12 years
• IT assets:	3-5 years
• Fixtures & Furniture:	10-15 years
• Vehicles:	2-4 years
• Leasehold Building Improvements:	10 years

Land is not depreciated.

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

Right-of-use assets and related liabilities

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term:

1. Property leased Assets:	Lease terms up to 10 years or useful life of 10 - 15 years when reasonable certain ownership will be obtained at the end of the lease
2. Leased machines:	Lease terms up to 10 years or useful life of 5 - 10 years when reasonable certain ownership will be obtained at the end of the lease
3. Leased vehicles:	Lease terms up to 4 years or useful life of 4 years when reasonable certain ownership will be obtained at the end of the lease

Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets:

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) however this exemption is not applied for property leases. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below k€5). Lease payments on short-term leases and low-value assets are recognized in the income statement when incurred.

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit, which is determined on a project-by-project basis. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment at least annually or whenever there is an indication of impairment.

Intangible assets other than goodwill and capitalized development expenditures

Intangible assets comprise acquired technology and customer portfolio, patents and licenses and technology and customers acquired in connection with business combinations. Those intangible assets are measured on initial recognition at cost, except for the acquired technology and customers arising from business combinations, which are measured initially at fair value. Following initial recognition, intangible assets other than goodwill are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful life of the intangible assets is as follows:

• Software:	3 years;
• Patents and licenses:	10 years;
• Acquired customers and Technology:	5-20 years;
• Order Backlog:	Period over which orders will be completed.

The intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. The amortization expense on intangible assets with finite lives acquired through business combination is recognized in the consolidated income statement in the line “net other operating income”.

Impairment of goodwill and other non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives, assets under construction or capitalized development expenses which are not amortized yet, are undertaken annually at the financial year end. Other non-financial assets and goodwill are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

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

Financial assets

Financial assets are classified at initial recognition, and subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset not at fair value through profit or loss or OCI. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

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

Financial assets, trade and other receivables, cash and cash equivalents at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

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

Financial assets measured at fair value through profit or loss

The Group does have the following financial assets classified as financial assets at fair value through profit or loss:

•	a call option on non-controlling interests in RapidFit+ as disclosed in Note 13;

•	derivatives,

•	a convertible loan granted to a company as disclosed in Note 10;.

Those financial assets are carried in the statement of financial position at fair value with changes recognized in the income statement in the lines financial income/expense.

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

New and revised standards not yet adopted

The standards, interpretations and amendments issued by the IASB and relevant for the Group, but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements:

•	Amendments to IAS 1 and IAS 8 Definition of Material (applicable for annual periods beginning on or after January 1, 2020)

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (applicable for annual periods beginning on or after January 1, 2022)

•	Amendments to IFRS 3 Business Combinations (applicable for annual periods beginning on or after January 1, 2020)

•	Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform (applicable for annual periods beginning on or after January 1, 2020)

•	Amendments to references to the Conceptual Framework in IFRS standards (applicable for annual periods beginning on or after January 1, 2020)

•	IFRS 17 Insurance Contracts (applicable for annual periods beginning on or after January 1, 2021)

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

On an ongoing basis, the Group evaluates its estimates, assumptions and judgments, including those related to revenue recognition, development expenses, share-based payment transactions, income taxes, impairment of goodwill, intangible assets and property, plant & equipment and business combinations, provisions for expected credit losses, convertible loans, useful lifes of certain assets and IFRS 16.

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

The Group is making significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e. whether the good or service has a benefit for the customer in its own or together with readily available resource and/or whether the good or service is highly interrelated or a significant input with another good or service delivered, or whether it significantly modifies or customizes another good or service. The relevant judgments include the following:

•

Whether the software license is distinct from the 3D printed guides — in most cases with contracts with collabroration partners in the Materialise Medical segment, the software licenses is combined with the manufacturing of the 3D printed guides as the software license has no benefit for the customer without the manufacturing services. Note that the Group is implementing a new feature “Plan Only” which where the collaboration partners could benefit from the software license on its own.

•

Whether the development services are distinct from other performance obligations — in most cases, those performance obligations are distinct however for one contract with a collaboration partner in the Materialise Medical segment, the software license is combined with the license and the 3D printed guides as one “distinct” performance obligation

For the stand-alone selling prices, the Group is using prices from price list or historical prices for similar transactions. However, in certain cases, such information is not immediately available and in such cases, the Group estimates the stand-alone selling price by using a cost-plus or another estimate. In addition, for certain performance obligations such as development services, stand-alone selling prices also require an estimate of the time to complete the development.

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

Variable consideration is not constrainted when, based on historical experience, high reliable business forecast and/or the timeframe of the estimates, the Group determines that there is a high probability that this will not result in a future revenue reversal.

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

We have determined that the criteria for internally generated intangible assets were met for two projects in 2018: (1) the software development of a new planner for hospitals within the cardiovascular field and (2) the process to obtain FDA and E.U. approval for a 3D printed tracheal splint within the Materialise Medical segment. The first development is finished and amortization has started in 2019. For the latter, we determined that there is a low risk that FDA approval will not be obtained although clinical trials have to be started and commercialization is not expected before 2022. This assessment was made by management based on several factors including the developed product itself, the exclusive patent rights obtained on the developed product, the successful application of the product on a number of patients as part of the emergency exception use obtained from the FDA and the continued discussions to speed up the trial duration and commercialization. The product is also expected to receive E.U. approval for commercialization by the end of 2020. The amount capitalized for the tracheal splint amounted to K€1,376 as of December 31, 2019 the amount capitalized for the software development of a new planner for hospitals amounted to K€461 as per December 31, 2019.

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

As at December 31, 2019, the Group had K€37,440 (2018: K€25,285; 2017: K€11,948) of tax losses carry forward and other tax credits such as investment tax credits and notional interest deduction, of which K€25,172 related to Materialise NV (2018: K€15,592; 2017: K€4,581). These losses relate to the parent and subsidiaries that have a history of losses, in countries where these losses do not expire (except for the notional interest deduction 2019: K€0; 2018: K€0; 2017: K€315) and may not be used to offset taxable income elsewhere in the Group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized in 2019, 2018 and 2017, given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses will be used in future years. As from July 1, 2016, the new Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on its analysis in 2019 the Company has assessed that no deferred tax asset should be accounted for with respect to its unused tax losses in Belgium.

With respect to the unused tax losses of the other entities, no deferred tax assets have been recognized in 2019 (2018: K€0; 2017: K€0). The Group has not recognized deferred tax assets on unused tax losses totaling K€10,737 in 2019 (2018: K€11,906; 2017: K€7,904) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, net profit would have increased by K€6,855 in 2019 during which K€23,141 of tax losses were utilized. Further details on taxes are disclosed in Note 22.10.

Impairment of goodwill, intangible assets and property, plant & equipment and determination of the cash-generating-unit.

The Group has goodwill for a total amount of K€20,174 as at December 31, 2019 (2018: K€17,491; 2017: K€17,552) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Also, as part of the impairment analysis, the Group need to determine the different CGUs at the lowest non-aggregated level which include judgments about application of the criteria to determine the CGUs based on the facts and circumstances how the entities and business units within the CGU and within the Group operate and are monitored. The level of CGU may also have an impact on certain assumptions to make with regard to transfer pricing.

The key assumptions used to determine the value in use for the different CGUs are disclosed and further explained in Note 5.

The Group capitalized development expenses in 2019 for a total amount of K€1,328 which are not in the condition as intended by management and as such not amortized. Those development expenses have been subject to an impairment test based on a discounted cash flow model with cash flows derived from the latest business plan. The value in use is sensitive to the discount rate used for the DCF model as well as the expected commercialization date for the products and the expected future cash inflows after commercialization. We refer to the section on development expenses above for further explanations.

The Group is in progress of building or refurbishing a number of machines that allow to use recycled powder and reduce the scrap rate, which will bring significant benefits in the production for the Group. The project aims a completion date in 2020. The total carrying value of these assets under construction is K€1,804 as at December 31, 2019. Those assets under construction have been subject to an impairment test based on a discounted cash flow model using five years of projected cash flows. The present value is sensitive to the discount rate (10.0% applied) used for the DCF model, when the assets are in the state intended by management to use in the production as well as the expected future net cash inflows (revenue minus production costs). We refer to Note 7.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong.

No impairment charges have been recorded during 2019 (2018: K€0; 2017: K€0).

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

Convertible loan granted to Fluidda

The Group accounts for the convertible loan granted to Fluidda in January 2019, with a notional amount of K€2,500, at fair value. The carrying value of the convertible loan amounts to K€2,750 at December 31, 2019. Fluidda is a private start-up company which delivers CRO services for drug development and develops medical devices which require EMA/FDA approvals. Fluidda is currently loss-making. In determining the fair value, the Group consider different contractual parameters such as the repayment and conversion scenario’s and dates. In addition, the Group needs to make significant estimates such as (i) the discount rate, (ii) the probabilities for each repayment and conversion scenario, (iii) the amount of a qualified capital increase that will determine the conversion factor and (iv) the timing for each repayment and conversion scenario. The convertible loan has a duration of 7 years with a 10% annual interest rate which are capitalized. The Group has applied a discount factor of 13.88% that is based on the estimated WACC of Fluidda reflecting the uncertainty in relation to the success of the company and the applied estimates by the Group.

At December 31, 2019, the Group determined that the fair value is not significantly different than its carrying value. Changes in the significant assumptions may lead to a significant increase/decrease in the fair value of the convertible loan. A increase/decrease in the applied discount rate by 2% would lead to a change in fair value by K€-267 / K€298.

Changes in useful life for certain assets

We review the useful life of our definite lived intangible assets and property, plant and equipment on an annual basis considering the current facts and circumstances available. This review has resulted in 2019 in a re-assessement of the useful life for certain specific assets in the categories buildings, fixtures, vehicles and machinery. We refer to Note 7 for the impact of the change in useful lifes during the year 2019.

Leases IFRS 16 – estimating the discount rate and probability of exercisting extension options/termination options and purchase options

The Group can not always determine the interest rate implicit in the lease contract and therefore, the Group has to estimate the incremental borrowing rate to measure certain lease liabilities such as buildings. The Group uses for buildings the property yield as reference to determine the incremental borrowing rate. For other assets, the Group generally uses the interest rate implicit in the lease contract or applies the incremental borrowing rate for a portfolio of similar assets. The incremental borrowing rate reflects what the Group “would have to pay”, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease.

In addition, certain lease contracts may have extension options, termination options in case of property leases and/or purchase options in case of leases. The Group estimates whether it is reasonable certain or not, whether those options will be exercised or not, which impact the lease term in case of extension options and termination options and the period over which the lease assets are depreciated in case of purchase options.

4 Business Combinations

Acquisitions in 2019

Engimplan

The Group executed a share purchase agreement dated August 6, 2019 and acquired 40% of the shares and voting interest of Engimplan Engenharia de Implante Indústria e Comércio Ltda (referred to as “Engimplan”) for a total purchase consideration in cash of K€6,647.

As part of this transaction, the Group increased its shareholding in Engimplan to 75% with a capital increase of K€5,750 in cash in Engimplan.

The Brazilian-based company is specialist in manufacturing of orthopaedic and cranio-maxillofacial (CMF) implants and instruments. Engimplan will be part of the Medical segment.

The preliminary fair value of the identifiable assets and liabilities at the date of acquisition were:

in 000€	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Assets
Software	214	—	214
Customer relations	—	2,530	2,530
Trademarks	—	556	556
Other intangible assets	9	—	9
Property, plant & equipment	2,268	101	2,369
Right-of-use assets	633	—	633
Deferred tax assets	—	—	—
Other non-current financial assets	3	—	3
Inventory	2,084	96	2,180
Trade receivables	1,802	—	1,802
Other current assets	391	—	391
Cash from capital increase	5,750	—	5,750
Cash & cash equivalents	316	—	316
Total Assets	13,470	3,283	16,753
Liabilities
Deferred tax liabilities	—	—	—
Deferred income	(83)	—	(83)
Loans & borrowings	(1,443)	—	(1,443)
Lease liabilities	(633)	—	(633)
Trade payables	(271)	—	(271)
Tax payables	(100)	—	(100)
Payroll related payables	(298)	—	(298)
Other liabilities	(914)	—	(914)
Total Liabilities	(3,742)	—	(3,742)
Total identified assets and liabilities	9,728	3,283	13,011
Goodwill	—	—	2,639
Non-controlling interest	—	—	(3,253)
Acquisition price	—	—	12,397

The cash flow from the business combination is as follows:

Cash & cash equivalents acquired	(316)
Cash from capital increase	(5,750)
Acquisition price in cash	12,397
Total cash flow	6,331

The preliminary fair value of the identifiable assets and liabilities are included in our consolidated financial statements per December 31, 2019. We have performed a preliminary fair value analysis of the Engimplan business combination, with corresponding adjustments to the intangible assets, property, plant and equipment and inventories. The full fair value exercise for plant, property & equipment is not yet finalised.

The accounting for the business combination resulted in fair values at date of acquisition of K€2,530 for customer relationships, K€556 for trademarks. Fair value analysis with respect to property, plant and equipment led to a preliminary fair value of K€2,369. A fair value adjustment was identified of K€96 for the inventory.

There are no contingent considerations payable.

The goodwill recognized is primarily attributable to the trained and knowledgable workforce and to the expected synergies that will be realized at level of manufacturing and existing customer base. The goodwill is not deductible for income tax purposes.

The total acquisition-related costs recognized as an expense in the general & administration costs are K€140.

The contribution of the acquired business to the revenue and net profit of the Group for the year ended December 31, 2019 were, respectively, K€2,437 and K€315. The pro forma revenue and the pro forma net profit of the acquired business would have been K€5,710 and K€(1,258), respectively, if the business would have been acquired on January 1, 2019.

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

The fair value of the identifiable assets and liabilities at the date of acquisition were:

in 000€	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Assets
Technology	—	515	515
Customer relations	—	17,092	17,092
Other intangible assets	6,330	(5,345)	985
Property, plant & equipment	19,986	243	20,229
Deferred tax assets	503	(415)	88
Other non-current financial assets	56	—	56
Inventory	2,356	433	2,789
Trade receivables	5,176	—	5,176
Cash & cash equivalents	2,244	—	2,244
Other assets	542	—	542
Total Assets	37,193	12,523	49,716
Liabilities
Deferred tax liabilities	(47)	(5,977)	(6,024)
Deferred income	(1,298)	1,298	—
Loans & borrowings	(11,308)	—	(11,308)
Trade payables	(777)	—	(777)
Tax payables	(3,664)	1,214	(2,450)
Other liabilities	(9,062)	—	(9,062)
Total Liabilities	(26,156)	(3,465)	(29,621)
Total identified assets and liabilities	11,037	9,058	20,095
Goodwill	—	—	8,812
Acquisition price	—	—	28,907

The cash flow from the business combination is as follows:

Cash & cash equivalents acquired	(2,244)
Acquisition price in cash including escrow	29,417
Total cash flow	27,173

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

The accounting for the business combination resulted in fair values at date of acquisition of K€17,092 for customer relationships, K€515 for patented technology, K€826 for order backlog, and K€222 for tax contingencies subject to an indemnification asset. The fair value of the receivables is K€5,176 which equals the gross contractual amounts receivable. Fair value analysis with respect to property, plant and equipment led to a fair value of K€20,229. A fair value adjustment was identified of K€433 for the inventory. The deferred tax liabilities comprise the tax effect of the fair value adjustments for the above described items.

The purchase price paid at the acquisition date amounted to K€29,417. The share and purchase agreement foresees that the Sellers will indemnify the Group for certain tax payables and contingencies that may occur in the period between 2018 and 2021. An amount of K€3,788 has been paid in an escrow account which can be applied against the indemnification asset. The Group has estimated that the fair value of the indemnification asset is K€222 which has been applied against the acquisition price. The indemnification asset will be paid out of the escrow account when the related tax payables and contingencies are paid.

There are no contingent considerations payable.

The goodwill recognized is primarily attributable to the trained and knowledgable workforce and to the expected synergies that will be realized at level of software platforms, manufacturing and existing customer base. The goodwill is not deductible for income tax purposes.

The total acquisition-related costs recognized as an expense in the general & administration costs were K€609 in 2017.

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

Changes in the measurement of the contingent consideration for previous acquisitions

Cenat

The Group has settled it contingent consideration in relation to the sale and purchase agreement of Cenat BVBA, signed on March 10, 2015, on January 21, 2019 for a total amount of K€450. No remeasurement gain or loss has been recorded during 2019 (2018: gain of K€192). No remeasurement has been recorded at December 31, 2017.

5 Goodwill

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	As of December 31,
in 000€	2019	2018	2017
CGU: MAT NV SAM BE	3,241	3,241	3,241
CGU: e-Prototypy	800	794	818
CGU: ACTech	8,812	8,812	8,812
CGU: OrthoView	4,683	4,467	4,504
CGU: MAT NV Manufacturing (Metal)	177	177	177
CGU: Engimplan	2,461	—	—
Total	20,174	17,491	17,552

The changes in the carrying value of the goodwill can be presented as follows for the years 2019, 2018 and 2017:

in 000€	Gross	Impairment	Total
At January 1, 2017	8,964	(104)	8,860
Additions	8,812	—	8,812
Impairment	—	—	—
Currency translation	(120)	—	(120)
At December 31, 2017	17,656	(104)	17,552
Additions	—	—	—
Currency translation	(61)	—	(61)
At December 31, 2018	17,595	(104)	17,491
Additions	2,639	—	2,639
Currency translation	44	—	44
At December 31, 2019	20,278	(104)	20,174

The goodwill of Orthoview (UK), e-Prototypy (PL) and Engimplan (BR) include respectively K€216, K€6 and K€-178 impact of currency translation in 2019.

The Group has performed an impairment test based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The MAT NV SAM BE and Cenat are included in the reportable segment “Materialise Software”. The CGU ACTech, e-Prototypy (PL) and MAT NV Manufacturing (Metal) are included in the reportable segment “Materialise Manufacturing”. The CGU Orthoview (UK) and Engimplan (BR) are included in the reportable segment “Materialise Medical”.

CGU: MAT NV SAM (BE)

The goodwill allocated to the CGU MAT NV SAM (BE) relates to the goodwill from the acquisition of CENAT in 2015 and the goodwill related to the acquisition of Marcam in 2011 (DE-3D Printing Software).

The impairment test is based on the projected discounted cash flows resulting from the CGU MAT NV SAM BE, considering a period of five years. The main assumptions for goodwill impairment testing include a discount rate (based on WACC) of 10.96% and a perpetual growth rate of 5.00%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€39,132 There are no reasonable changes in assumptions that would reduce the value in use below its carrying value of the cash generating unit.

CGU e-Prototypy

The goodwill relates to the acquisition of the Polish entity e-Prototypy . The impairment test on the CGU e-Prototypy is based on the projected discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 14.52% and a perpetual growth rate of 2.00%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience and continued investments in capex in new 3D printing equipment. It was concluded that the value in use is significantly higher than the carrying value of the cash generating unit K€3,940. Based on the sensitivity analysis where discount rate would increase with 1%, the value in use would still be significantly higher than the carrying value of the cash generating units.

CGU Orthoview

The goodwill relates to the acquisition of Orthoview. The impairment test on the CGU Orthoview is based on the projected discounted cash flows considering a period of 5 years .The main assumptions include a discount rate (based on WACC) of 11.97% and a perpetual growth rate of 1.00%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€9,269. Based on the sensitivity analysis where discount rate would increase with 1%, the value in use would still be higher than the carrying value of the cash generating unit. A perpetual growth of 0% still result in a value in use that is higher than the carrying value of the cash generating unit.

The Orthoview business is being integrated further in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review as management believes that Orthoview can still be considered a separate cash generating unit in 2019.

CGU ACTECH

The impairment test on the CGU ACTech is based on the projected discounted cash flows, considering a period of 5 years. The main assumptions include a discount rate (based on WACC) of 9.40% and a perpetual growth rate of 1.00%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€26,284. Based on the sensitivity analysis where discount rate would increase with 1% or other reasonable changes in the 5-year projected cash flows (such as lower EBITDA) and perpetual growth rate, the value in use would be higher than the carrying value of the cash generating unit.

CGU ENGIMPLAN

The impairment test on the CGU Engimplan is based on the projected discounted cash flows, considering a period of 5 years. The main assumptions include a discount rate (based on WACC) of 17.05% and a perpetual growth rate of 3.00%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by local & new management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€15,710. Based on the sensitivity analysis where discount rate would increase with 1 % or other reasonable changes in the 5-year projected cash flows (such as lower EBITDA) and perpetual growth rate, the value in use would be higher than the carrying value of the cash generating unit.

6 Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2019, 2018 and 2017:

in 000€	Patents and licenses	Software	Acquired customers, technology and backlogs	Developed technology and software under construction	Total
Acquisition value
At January 1, 2017	3,788	3,769	7,596	—	15,153
Additions	749	3,718	—	—	4,467
Acquisition of a subsidiary	115	242	18,433	—	18,790
Disposals	(159)	(143)	—	—	(302)
Transfer between accounts	—	(98)	—	—	(98)
Currency translation	—	(5)	(183)	—	(188)
Other	4	155	(251)	—	(92)
At December 31, 2017	4,497	7,638	25,595	—	37,730
Additions	554	807	32	951	2,344
Acquisition of a subsidiary	—	—	—	—	—
Disposals	(759)	(221)	—	—	(980)
Transfer between accounts	2	—	—	364	366
Currency translation	—	—	(48)	—	(48)
Other	—	17	—	—	17
At December 31, 2018	4,294	8,241	25,579	1,315	39,429
Additions	209	656	—	1,328	2,193
Acquisition of a subsidiary	38	214	3,048	9	3,309
Disposals	—	(45)	(32)	—	(77)
Transfer between accounts	(109)	1,601	—	(988)	504
Currency translation	1	(10)	86	20	97
Other	3	10	—	(32)	(19)
At December 31, 2019	4,436	10,667	28,681	1,652	45,436

in 000€	Patents and licenses	Software	Acquired customers, technology and backlogs	Developed technology and software under construction	Total
Amortization
At January 1, 2017	(2,042)	(1,251)	(2,095)	—	(5,388)
Amortization charge for the year	(609)	(1,634)	(1,579)	—	(3,822)
Disposals	2	77	—	—	79
Transfer between accounts	—	98	—	—	98
Currency translation	—	4	45	—	49
Other	(117)	(279)	250	—	(146)
At December 31, 2017	(2,766)	(2,985)	(3,379)	—	(9,130)
Amortization charge for the year	(749)	(2,310)	(2,005)	—	(5,064)
Disposals	854	206	—	—	1,060
Transfer between accounts	—	—	—	—	—
Currency translation	—	1	22	—	23
Other	—	8	—	—	8
At December 31, 2018	(2,661)	(5,080)	(5,362)	—	(13,103)
Amortization charge for the year	(246)	(2,582)	(2,031)	—	(4,859)
Disposals	—	23	—	—	23
Transfer between accounts	109	(96)	—	—	13
Currency translation	—	(25)	(126)	—	(151)
Other	—	20	16	—	36
At December 31, 2019	(2,798)	(7,740)	(7,503)	—	(18,041)
Net carrying value
At December, 31 2019	1,638	2,927	21,178	1,652	27,395
At December, 31 2018	1,633	3,161	20,217	1,315	26,326
At December 31, 2017	1,731	4,653	22,216	—	28,600
At January, 1 2017	1,746	2,518	5,501	—	9,765

Patent and licenses include only the direct attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use only except for software development on certain application interfaces that were almost fully funded by a third party. Apart from the developed technology and software under construction that was capitalized per end of 2019 for the amount of K€1,652, no other software development was capitalized in 2019 (2018: K€1,315, 2017:€86). The remaining amortization period is 1.5 years for the main software purchases and 7.7 years for the main patents and licenses.

The ‘Acquired customers and technology’ have been recognized as part of the acquisition of Engimplan, ACTech, E-Prototypy, OrthoView, and Cenat (see Note 4). At December 31, 2019, the remaining amortization period for the acquired customers is 9.58 years for Engimplan, 17.75 years for ACTech, 4.75 years for OrthoView, fully amortized for E-Prototypy and 5.25 years for Cenat (2018: 18.75 years for ACTech, 5.75 years for OrthoView and 6.25 years for Cenat).

The developed technology and software relate to one project (Tracheal Splint Project) that meet the criteria for recognition as internally developed intangible asset (see also Note 3: significant accounting judgments, estimates and assumptions). This asset is still being developed and consequently is not amortized. The Group has performed an impairment analysis on this asset which resulted in no impairment. The key assumptions used are:

•	Discount rate of 11.38%;

•	Periods of cash flows: 6

•	No perpetuity

The total amortization charge for 2019 is K€4,859 (2018: K€5,064; 2017: K€3,822). As from 2017 the amortization of intangible assets from business combinations is mainly included in the line net operating income of the consolidated income statement.

7 Property, plant & equipment

The changes in the carrying value of the property, plant & equipment can be presented as follows for the year 2019 and 2018:

in 000€	Land and buildings	Plant and equipment	Right-of-use assets	Construction in progress	Total
Acquisition value
At January 1, 2018	40,184	67,117	14,303	3,754	125,358
Additions	3,079	9,476	792	5,210	18,557
Disposals	(99)	(1,882)	(17)	(387)	(2,385)
Transfers	2,728	2,953	(732)	(5,547)	(598)
Currency Translation	(119)	(25)	(19)	(26)	(189)
Other	4	(82)	—	(2)	(80)
At December 31, 2018	45,777	77,557	14,327	3,002	140,663
Impact of adoption of IFRS 16	—	—	4,984	—	4,984
Additions	302	7,363	3,429	5,807	16,901
Acquired from business combinations	61	2,291	633	17	3,002
Disposals	(37)	(6,091)	(753)	—	(6,881)
Transfers	(3,360)	7,077	117	(4,338)	(504)
Currency Translation	150	199	8	6	363
Other*	—	(73)	(1,099)	(80)	(1,252)
At December 31, 2019	42,893	88,323	21,646	4,414	157,276
Depreciation
At January 1, 2018	(4,504)	(27,166)	(6,623)	—	(38,293)
Depreciation charge for the year	(1,560)	(8,010)	(2,346)	(307)	(12,223)
Disposals	26	2,102	6	—	2,134
Transfers	(18)	(253)	514	—	243
Currency Translation	(15)	(53)	8	—	(60)
Other	—	73	—	—	73
At December 31, 2018	(6,071)	(33,307)	(8,441)	(307)	(48,126)
Depreciation charge for the year	(1,199)	(9,082)	(4,058)	—	(14,339)
Disposals	36	5,704	359	—	6,099
Transfers	200	(1,551)	1,031	307	(13)
Currency Translation	(25)	(190)	(2)	—	(217)
Other	220	(34)	51	—	237
At December 31, 2019	(6,839)	(38,460)	(11,060)	—	(56,359)
Net book value
At December 31, 2019	36,054	49,863	10,586	4,414	100,917
At December 31, 2018	39,706	44,250	5,886	2,695	92,537
At January 1, 2018	35,680	39,951	7,680	3,754	87,065

*	“Other” includes modification of Right-of-use assets for an amount of K€(554) as disclosed in the Right-of-use assets table below.

The changes in the carrying value of the property, plant and equipment can be presented as follows for the year 2017:

in 000€	Land and buildings	Plant and equipment	Right-of-use assets	Construction in progress	Total
Acquisition value
At January 1, 2017	19,797	40,199	11,241	4,652	75,889
Additions	377	10,560	2,246	17,334	30,517
Acquired from business combinations	9,362	10,318	136	414	20,230
Disposals	(31)	(1,046)	(39)	218	(898)
Transfers	11,527	7,439	(425)	(18,914)	(373)
Currency Translation	(185)	(118)	5	88	(210)
Other	(663)	(235)	1,139	(38)	203
At December 31, 2017	40,184	67,117	14,303	3,754	125,358
Depreciation
At January 1, 2017	(5,093)	(22,263)	(3,470)	—	(30,826)
Depreciation charge for the year	(831)	(5,531)	(2,327)	—	(8,689)
Disposals	15	842	18	—	875
Transfers	521	(444)	296	—	373
Currency Translation	31	166	(1)	—	196
Other	853	64	(1,139)	—	(222)
At December 31, 2017	(4,504)	(27,166)	(6,623)	—	(38,293)
Net book value
At December 31, 2017	35,680	39,951	7,680	3,754	87,065
At January 1, 2017	14,704	17,936	7,771	4,652	45,063

Certain prior year amounts have been reclassified to conform to the current year presentation with no impact on previously reported net loss, financial position or cash flows.

The investments in property, plant & equipment and right-of-use assets in 2019 amounted to K€16,901 (2018: K€18,557; 2017: K€30,517). They are mainly related to new machines and installations (K€7,757), land and buildings (K€4,865), IT equipment (K€1,268) and leased vehicles (K€1,118). The investments in 2018 related to new machines and installations in Belgium and Germany (K€10,747), land and buildings in Germany (K€2,491), IT equipment (K€1,781) and lease vehicles (K€792). The investments in 2017 related to the building constructions in Leuven and Poland (K€12,762), the investments into new machines and installations (acquired and leased – K€11,947) and the investment in motor vehicles (K€1,444).

The Group realized a net loss on disposal of property, plant and equipment of K€165 in 2019 (2018: a net loss of K€83; 2017: a net loss of K€25).

No impairment of property, plant and equipment was recorded.

The transfers in 2019 within property, plant and equipment are mainly related to

•	the transfers from assets under construction towards plant and equipment of K€4,031, mainly the finalization of the cleanroom and self-constructed built machines;

•	the gross up of the net amount of the PPA of ACTech of K€2,050;

•	the transfer from Right-of-Use of assets to Plant and Equipment due to the exercise of purchase options at the end of the lease agreement for a net book value of K€362;

•	a transfer from Plant and Equipment to Right-of-Use assets for leases with a net book value of K€1,510 which were incorrectly classified in prior year.

Assets under construction

Per end of 2019 the main assets under construction are related to our “Green Machine” project for an amount of K€1,870 located in Belgium and buildings located in Germany for an amount of K€1,464.

Changes in useful life for certain assets

The Group reviews the useful life for the intangible assets and property, plant and equipment on an annual basis considering the current facts and circumstances available. This review has resulted in 2019 in a re-assessment of the useful life for certain specific assets in the categories buildings, fixtures, vehicles and machinery. The impact of the change in useful life during the year 2019 resulted in a decrease of the depreciation charges by K€1,147 In 2020 and 2021 the depreciation charge will be less for respectively K€478 and K€276. The effect will be neutralized in 2028 for machines, in 2033 for fixtures and in 2048 for buildings.

The right of use assets can be presented as follows:

The carrying value of Right-of-Use assets at December 31, 2019 was K€10,586 (2018: K€5,886; 2017: K€7,680). Right-of-Use assets are mainly related to 3D printing machines with a carrying value of K€3,048 at December 31, 2019 (2018: K€4,608; 2017: K€6,613) and for which depreciation of K€1,045 was recorded in 2019 (2018: K€1,745; 2017: K€1,864). New leases in 2019 amount to K€4,062 of which K€1,119 relate to leased motor vehicles (2018: K€792; 2017: K€1,596).

in 000€	Buildings	Vehicles	Equipment	Total
Acquisition value
At January 1, 2019 before adoption IFRS 16	935	2,542	10,850	14,327
Impact of adoption of IFRS 16	3,255	849	880	4,984
At January 1, 2019 after adoption IFRS 16	4,190	3,391	11,730	19,311
Additions	2,222	1,118	89	3,429
Acquired from business combinations	633	—	—	633
Modifications	(9)	(40)	(496)	(545)
Disposals	(550)	(147)	(56)	(753)
Currency Translation	4	—	4	8
Transfers	—	(47)	164	117
Other	(2)	—	(552)	(554)
At December 31, 2019	6,488	4,275	10,883	21,646
Depreciation
At January 1, 2019	(1,011)	(1,189)	(6,241)	(8,441)
Depreciation charge for the year	(1,953)	(1,060)	(1,045)	(4,058)
Acquired from business combinations	—	—	—	—
Modifications	—	—	—	—
Disposals	257	147	56	460
Currency Translation	(1)	—	(1)	(2)
Transfers	—	41	990	1,031
Other	3	31	(84)	(50)
At December 31, 2019	(2,705)	(2,030)	(6,325)	(11,060)
Net book value
At December 31, 2019	3,783	2,245	4,558	10,586
At January 1, 2019 before adoption IFRS 16	(76)	1,353	4,609	5,886
At January 1, 2019 after adoption IFRS 16	3,179	2,202	5,489	10,870

The following amounts related to leases are recognized in profit & loss

(in 000€)	2019
Depreciation expense	(4,058)
Interest expense on lease liabilities	(204)
Expenses related to short-term leases/ low-value assets/ variable lease payments	(725)

The Group has negotiated several contracts with extension and termination options because of common practice in the country or for the asset. Management has exercised significant judgments in determining whether these extension and termination options are reasonable certain to be exercised.

The potential future cash flows beyond the period following the exercise of the extension and termination option that are not included in the lease term are presented in the following table:

(in 000€)	2019
Potential cash flows for extension options that are not reasonably certain to be exercised:	843
Potential cash flows for termination options that are reasonably certain to be exercised	174

Pledges

Land and buildings (including buildings under construction) with a carrying amount of K€26,270 (2018: K€27,319; 2017: K€28,526) are subject to pledges to secure several of the Group’s bank loans. In addition, pledges have been given on machines with a total carrying amount of K€2,884 (2018: K€3,533; 2017: K€13,340) (Note 24).

8 Investments in joint ventures

The Group has one investment in the joint venture RSPrint NV (Belgium).

The summarized financial information of RSPrint NV can be presented as follows:

in 000€	2019	2018	2017
Joint venture’s statement of financial position
Current assets	1,546	850	1,256
Non-current assets	93	114	212
Goodwill	—	—	—
Current liabilities	(1,114)	(756)	(692)
Non-current liabilities	(448)	(1,096)	(788)
Shareholders’ deficit (surplus)	(77)	888	12
The joint venture income (loss)
Revenue	1,736	1,186	817
Profit (loss)	(785)	(876)	(723)

Total current assets include cash and cash equivalents for a total amount of K€247 per December 31, 2019 (2018: K€175; 2017: K€128). Profit (loss) include total deprecations and amortization for a total amount of K€25 in 2019 (2018: K€30; 2017: K€50).

The movement of the carrying value of the joint venture is as follows:

in 000€
Carrying value as of January 1, 2017	—
Additional investment	500
Transfer from receivables	—
Share in loss	(469)
Carrying value as of December 31, 2017	31
Additional investment	—
Transfer from receivables	444
Share in loss	(475)
Carrying value as of December 31, 2018	—
Additional investment	875
Transfer to receivables	(444)
Share in loss	(392)
Carrying value as of December 31, 2019	39

9 Inventories and contracts in progress

Inventories and contracts in progress include the following:

	As of December 31,
in 000€	2019	2018	2017
Raw materials	7,400	5,616	4,970
Work in progress	2,805	2,151	3,377
Finished goods	1,996	1,390	1,414
Contracts in progress	495	829	1,266
Total inventories and contracts in progress	12,696	9,986	11,027

The amount of the inventory written-off as an expense is K€526 (2018: K€229; 2017: K€48). The expenses are booked in Cost of Sales.

The group has contracts in progress and advances from customers. The total costs incurred is K€366 and the profit recognized is K€129 as per December 31, 2019. Advances were received for the amount of K€22 with respect to contracts in progress per end of 2019 (2018: K€370; 2017: K€0).

10 Other assets

Other non-current assets

Other non-current assets include the following:

	As of December 31,
in 000€	2019	2018	2017
Tax credits	3,015	3,006	2,446
Guarantees and deposits	415	405	362
Non-current receivable on joint venture	138	1,096	804
Non-listed equity investments	3,046	2,701	—
Convertible loan	2,750	—	—
Other	27	29	55
Total non-current assets	9,391	7,237	3,667

The non-current tax credits relate to tax credits that will be realized over more than one year.

The non-listed equity investments mainly consist of the investment in equity shares of the non-listed company Essentium Inc. The Group holds a non-controlling interest of 5% in this company. The increase is primarily to an additional investment in Essentium Inc at the same conditions as the initial investment. This investment was irrevocably designated at fair value through OCI as the Group considers these investments to be strategic in nature. We refer to Note 3 and Note 20.

The Group has granted a convertible loan to Fluidda in January 2019, with a notional amount of K€2,500. The converible loan is accounted for as a financial asset measured at fair value with changed in fair value through the income statement. The carrying value of the convertible loan amounts to K€2,750 at 31 December 2019. The convertible loan has a duration of 7 years with a 10% annual interest rate which is capitalized. We refer to Note 3 and Note 20.

Other current assets

Other current assets include the following:

	As of December 31,
in 000€	2019	2018	2017
Deferred charges	2,632	2,046	2,021
Tax credits	695	185	219
Accrued income	486	958	524
Other tax receivables	3,127	2,286	2,910
Other non-trade receivables	1,676	1,461	2,001
Total current assets	8,616	6,936	7,675

The other tax receivables include Value Added Tax (VAT) receivables and corporate tax receivables. The non-trade receivables for the year ending December 31, 2019 include the indemnification asset for the amount of K€222 as referred to in Note 4. Business Combinations related to ACTech. Also please note that a receivable related to factoring was accounted for under the non-trade receivables in the year ending December 31, 2017 (K€646). In the year ending December 31, 2019 this receivable related to factoring has been recorded under the trade receivables for the amount of K€362 (2018: K€445).

11 Trade receivables

The trade receivables include the following:

	As of December 31,
in 000€	2019	2018	2017
Trade receivables	42,509	38,764	36,572
Write off receivables	(1,532)	(1,873)	(990)
Total	40,977	36,891	35,582

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As at December 31, 2019, trade receivables of an initial value of K€1,532 (2018: K€1,873; 2017: K€990) were impaired as part of the expected credit losses analysis. Impairment is accounted for under the other operating expenses. See below for changes in the impairment of receivables.

in 000€
At January 1, 2017	(511)
Addition	(620)
Usage	12
Reversal	129
At December 31, 2017	(990)
At January 1, 2018	(990)
Addition	(1,284)
Usage	182
Reversal	219
At December 31, 2018	(1,873)
Addition	(141)
Usage	131
Reversal	351
At December 31, 2019	(1,532)

12 Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31,
in 000€	2019	2018	2017
Cash at bank	123,337	105,846	33,611
Cash equivalents	5,560	9,660	9,564
Total	128,897	115,506	43,175

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

In connection with the exercise of warrants payments have been received in 2018 from employees for a total amount of K€209, not converted into shares before year-end. In line with regulations the amount of K€209 was posted on a restricted bank account per December 31, 2018. There were no restrictions on cash at December 31, 2019 or 2017.

13 Equity

Share capital

The share capital of the parent company Materialise NV consists of 53,172,513 ordinary nominative shares at December 31, 2019 (2018: 52,890,761; 2017: 47,325,438) with no nominal but par value of €0.058 in 2019 (2018: €0.058; 2017: €0.058) for a total amount of K€3,066 at December 31, 2019 (2018: K€3,050; 2017: K€2,729).

in 000€, except share data	Total number of founder shares	Total number of ordinary shares	Total share- holders’ capital	Total share- premium
Outstanding at January 1, 2017	—	47,325,438	2,729	79,019
Transfer share capital to share premium	—	—	—	—
Capital increase in cash - public offering	—	—	—	—
Expenses directly attributable to public offering	—	—	—	—
Capital increase via exercise of warrants	—	—	—	—
Equity settled share-based payments expense	—	—	—	820
Outstanding at January 1, 2018	—	47,325,438	2,729	79,839
Transfer share capital to share premium	—	—	—	—
Capital increase in cash - public offering	—	5,403,125	312	59,575
Expenses directly attributable to public offering	—	—	—	(4,003)
Capital increase via exercise of warrants	—	162,198	9	593
Equity settled share-based payments expense	—	—	—	633
Outstanding at January 1, 2019	—	52,890,761	3,050	136,637
Capital increase in cash - public offering and private placement	—	—	—	—
Expenses directly attributable to public offering	—	—	—	—
Capital increase via exercise of warrants	—	281,752	16	1,252
Equity settled share-based payments expense	—	—	—	201
Outstanding on December 31, 2019	—	53,172,513	3,066	138,090

The shareholders’ capital increased by K€16 in 2019 as a result of the exercise of warrants outstanding and fully vested. The number of new shares issued was 281,752 at an average price of €4.5 per share, including share premium.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€138,090 at December 31, 2019 (2018: K€136,637; 2017: K€79,839). The change in 2019 is the result of:

•	The capital increase via exercise of warrants of K€1,252; and

•	the share-based payment expense of K€201.

The change in 2018 is the result of the share-based payment K€633, the capital increase via exercise of warrants of K€593 and the capital increase in cash-public offering and private placement of K€55,572. The change in 2017 is the result of the share-based payment expense of and K€820.

Reserves

The nature and purpose of the reserves is as follows:

	As of December 31,
in 000€	2019	2018	2017
Legal reserve	279	279	279
(Accumulated deficit)	(474)	(2,127)	(3,990)
Reserves	(195)	(1,848)	(3,711)

Based on the statutory result and after final result allocation approved by the annual shareholders meeting the legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2019, 2018 and 2017.

Non-controlling interest

The non-controlling interest has been recognized for 25% held by third party in Engimplan for an amount of K€3,107 per end of 2019. In 2018 and 2017 there were no non-controlling interest. No non-controlling interest is recognized for the 17% held by a third party in RapidFit+ as the amount is presented as a financial liability.

RapidFit+

The Group has purchased a call option and written a put-option on the non-controlling interest in Rapidfit+. The call option is accounted for in accordance with IFRS 9 and has an exercise price which is calculated according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. Based on our analysis the call option remains out of the money and as such the fair value is estimated at zero at December 31, 2019. The call option is exercisable between June 30, 2015 and June 27, 2020.

The written put option has been recognized as a financial liability and measured at the fair value of the redemption amount and amounts to K€875 at December 31, 2019 (2018: K€845; 2017 K€788). The undiscounted estimated redemption amount totals K€875 at December 31, 2019 (2018: K€875; 2017: K€875). The redemption price has an exercise price according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. The initial recognition resulted in a reclassification of K€264 from non-controlling interest and K€64 from consolidated reserves. The parameter “invested capital” of the contractual formula has been adjusted in December 2014 to reflect the impact of the capital increase and the exercise period has been extended with one year. As a result, the estimated redemption amount of the written put option has increased by K€273 which has been recorded in diminution of the consolidated reserves. The written put option is exercisable between June 27, 2019 and June 27, 2021 and it is management’s estimate that the put option will be exercised within 12 months. As such, the written put option is presented as an other current liability.

In addition, RapidFit+ has issued 10 dilution warrants to the non-controlling interest which are exercisable upon occurrence of certain specified events. The fair value of the dilution warrants is zero per end of 2019 (2018: zero; 2017: zero).

14 Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2019	2018	2017
Outstanding at January 1*	1,318,049	1,458,360	1,681,000
Granted	—	2,000	—
Forfeited / Cancelled	(42,952)	(69,104)	(119,784)
Exercised	(310,045)	(73,207)	(102,856)
Outstanding at December 31*	965,052	1,318,049	1,458,360
Exercisable at December 31	296,859	252,793	—

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

The status of the 2013 warrant plan at December 31 is as follows:

	2019	2018	2017
Outstanding at January 1	300,040	320,640	435,096
Granted	—	—	—
Forfeited / Cancelled	(3,500)	(1,500)	(11,600)
Exercised	(178,164)	(19,100)	(102,856)
Outstanding at December 31	118,376	300,040	320,640
Exercisable at December 31	15,300	89,892	—

With respect to the warrants exercised in 2019, a total of 44,541 warrants representing 178,164 shares were exercised in the last quarter. The average share price during that quarter was $ 18.40. Since the 2013 warrant plan prescribes that each warrant gives right to four shares and our table above presents the impact on the number of shares, the actual remaining number of warrants as per December 31, 2019 equals 29,594.

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

The status of the IPO warrant plan at December 31 is as follows:

	2019	2018	2017
Outstanding at January 1	589,052	671,503	727,599
Granted	—	—	—
Forfeited / Cancelled	(20,252)	(42,209)	(56,096)
Exercised	(103,588)	(40,242)	—
Outstanding at December 31	465,212	589,052	671,503
Exercisable at December 31	169,071	114,012	—

With respect to the warrants exercised in 2019, a total of 103,588 warrants representing 103,588 shares were exercised in the last quarter. The average share price during that quarter was $ 18.40.

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

The Group granted 350,000 warrants in July 2016 to the employees of the Group with an exercise price of €6.45. The Group granted 2,000 warrants to an employee in May 2018 with an exercise price of €0.08.

The status of the 2015 warrant plan at December 31 is as follows:

	2019	2018	2017
Outstanding at January 1	325,200	329,000	350,000
Granted	—	2,000	—
Forfeited / Cancelled	(14,800)	(5,800)	(21,000)
Exercised	—	—	—
Outstanding at December 31	310,400	325,200	329,000
Exercisable at December 31	96,500	32,700	—

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

The expense arising from share-based payment transactions for the warrants plans mentioned above was K€401 (2018: K€640; 2017: K€819)

The weighted average remaining estimated life of the warrants outstanding as of December 31, 2019 is 5.20 years (2018: 5.95 years; 2017: 5.62 years). The weighted average fair value for the warrants outstanding at the end of 2019 was €4.48 (2018: €5.62; 2017: €5.60). The weighted average exercise price for the warrants outstanding at the end of 2019 was €7.88 (2018: €7.99; 2017: €8.05).

Cash-settled share-based payment plans

The Group has issued 215,688 SARs in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash. The exercise price of the SAR is €8.81.

The status of this plan is as follows:

	2019	2018	2017
Outstanding at January 1	103,757	137,217	168,305
Granted	—	—	—
Forfeited / Cancelled	(4,400)	(19,595)	(31,088)
Exercised	(28,293)	(13,865)	—
Outstanding at December 31	71,064	103,757	137,217
Exercisable at December 31	15,988	16,189	—

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

The following table lists the input used for the Black-Scholes model:

	2019	2018	2017
Return dividend	0%	0%	0%
Expected volatility	49%	49%	49%
Risk-free interest rate	0.10%	0.77%	0.73%
Expected life	0.25	1.25	2.25
Exercise price (in €)	8.81	8.81	8.81
Stock price (in €)	16.32	17.49	10.61
Fair value SAR (in €)	7.52	9.09	3.85

The expense arising from share-based payment transactions for the SAR’s plan was K€(11) in 2019 (2018: K€435; 2017: K€204). The carrying value of the liability at December 31, 2019 amounts to K€574 (2018: K€786; 2017: K€351). The total intrinsic value of the liability for warrants currently exercisable at December 31, 2019 amounts K€120 (2018: K€141; 2017: K€0).

Share-based payment plans of RapidFit+

The subsidiary RapidFit+ has issued a warrant plan on August 23, 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.92. In January 2014, a total of 199 warrants were granted and accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2019	2018	2017
Outstanding at January 1	199	199	199
Granted	—	—	—
Forfeited / Cancelled	(13)	—	—
Exercised	—	—	—
Outstanding at December 31	186	199	199
Exercisable at December 31	184	—	—

The following table lists the input to the Black-Scholes model for the RapidFit+ warrant plan:

2014
Return dividend	0%
Expected volatility	50%
Risk-free interest rate	2.29%
Expected life	5.5
Exercise price	553.9
Fair value option	262.7

The expense arising from share-based payment transactions for RapidFit+ warrant plan was K€2 in 2019 (2018: K€7; 2017: K€10)

15 Loans and borrowings

The loans and borrowings include the following:

	As of December 31
in 000€	2019	2018	2017
K€35,000 EIB bank loan	35,000	10,000	—
K€28,000 acquisition bank loan	21,612	24,576	27,513
K€18,000 secured bank loans	17,429	17,739	17,575
K€12,300 bank loans ACTech	11,850	12,300	9,247
K€8,750 other facility loans	3,599	4,299	4,982
Bank investment loans—top 20 outstanding	22,132	23,801	21,441
Bank investment loans—other	4,429	3,808	2,289
Lease liabilities (2018 and 2017: Finance leases)	9,876	6,809	9,164
Institutional loan	824	1,492	1,105
Convertible bonds	1,000	1,000	1,000
Related party loan	187	214	241
Total loans and borrowings	127,938	106,038	94,557
Current	16,838	13,598	12,769
Non-Current	111,100	92,440	81,788

K€35,0000 EIB bank loan

On December 20, 2017 the Group entered into a finance contract with the European Investment Bank, or EIB, to finance future research and development programs. As part of a first tranche, an amount of K€10,000 was drawn in the course of 2018. The agreement foresees a first two-years period without loan reimbursements. Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The interest rate for this loan is 2.40%. The contract contains customary security, covenants and undertakings. A second tranche of K€25,000 was drawn in the course of 2019 with an interest rate of 2.72%.

K€28,000 Acquisition loan

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

K€18,000 secured bank loans

The K€18,000 loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to K€12,000 (drawn per end 2018: K€11,739; per end 2017 K€11,739), and with reimbursements only starting in December 2022. The agreement for the Polish facility financing amounts to K€6,000 (fully drawn per end of 2017), and reimbursements have started in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

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

K€8,750 - Other facility loans

Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (K€2,000, K€300 and K€5,000, respectively) and another loan for the Czech Republic offices in 2008 (K€1,750). The balance of the four loans amounts to K€3,599 per December 31, 2019. All loans have a repayment schedule of 15 years and interest rates are fixed between 4.3% and 5.4% for the four loans.

Miscellaneous investment loans

The 20 largest of these loans outstanding as at December 31, 2019 amount to a balance of K€22,132. They have been agreed in 2019 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

K€9,876 Lease liabilities included lease with related party

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As at December 31, 2019 the balance of these lease agreements amounts to K€9,876, and are mostly at fixed interest rates with weighted average below 2%. The subsidiary Engimplan rents the office and production building from its non-controlling shareholders for a initial term of 10 years, with an extension option for an additional 10 years (assessed not to be reasonable certain to be exercised).. The lease has been accounted for under IFRS 16 resulting in a lease liability at December 31, 2019 of K€617.

K€2,000 institutional loan

This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of K€2,000. The loan is repayable over a four year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter. As at December 31, 2019 K€2,000 has been drawn with an outstanding balance of K€824.

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

Related party loan

Ailanthus NV has granted us one other loan at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amounts outstanding as of December 31, 2019 is K€187 (2018: K€214; 2017: K€241). The interest expense for the year ended December 31, 2019 is K€9 (2018:K€10; 2017: K€11).

Changes of liabilities for financing activities:

The following table presents the changes of the liabilities for financing activities:

	For the year ended December 31
in 000€	2019	2018	2017
At January 1,	106,038	94,557	33,806
Proceeds from loans & borrowings	29,000	32,554	54,319
Repayment of loans & borrowings	(12,126)	(18,820)	(11,904)
New leases	8,326	792	2,906
Repayment of leases	(5,283)	(3,102)	(2,947)
Loans acquired from business combination	2,076	—	18,205
Net foreign exchange movements	(92)	57	172
At December 31,	127,938	106,038	94,557

16	Other non-current liabilities

The other non-current liabilities consist of the following:

	As of December 31,
in 000€	2019	2018	2017
Written-put option RapidFit+	—	—	788
Contingent consideration	—	—	648
Provisions	122	82	109
Other	574	786	359
Total	696	868	1,904

We refer to Note 13 for a description of the written-put options RapidFit+.

With respect to the contingent consideration, related to the CENAT acquisition, we refer to Note 4 on business combinations. At December 31, 2018 only a consideration of K€450 remains, recorded under the other current liabilities (see Note 19). Per end of 2018 and 2017 the non-current part of the CENAT contingent consideration amounted to K€0 and K€648, respectively.

The other items in the above table include a liability of K€574 per December 31, 2019 related to the cash settled shared based payment plan as referred to in Note 14 (2018: K€786; 2017: K€351).

The impact of the accounting treatment of the Belgian contribution plans with a minimal guarantee is not material as only a limited number of people can benefit. No provisions have been recognized as of December 31, 2019, 2018 and 2017. As such, no further disclosures have been provided.

17	Tax payables

The tax payables amount to K€3,363 as per December 31, 2019 (2018: K€2,313; 2017: K€2,023) and is mainly related to the tax payables of the entities located in Germany. In Germany a tax unity was set-up in 2018 between Materialise Germany and ACTech.

18	Deferred income

Deferred income consists of the following:

	As of December 31
in 000€	2019	2018	2017
Deferred maintenance & license	27,667	22,606	18,723
Deferred (project) fees	4,647	4,838	3,765
Deferred government grants	359	338	71
Total	32,672	27,782	22,559
current	27,641	23,195	18,791
non-current	5,031	4,587	3,768

The deferred maintenance and license consist of maintenance fees paid up-front which are deferred and amortized over the maintenance period. The deferred (project) fees consist of one-time and advance payments received which are deferred in accordance with the revenue accounting policies. The deferred government grants are recognized as income under “other operating income”.

We refer to Note 22.1.2 for more detail on the contract liabilities.

19	Other current liabilities

Other current liabilities include the following:

	As of December 31
in 000€	2019	2018	2017
Payroll-related liabilities	10,281	10,111	9,274
Non-income tax payables	2,262	2,175	2,063
Accrued charges	1,080	789	769
Advances received	715	713	870
Other current liabilities	3,348	1,554	520
Total	17,686	15,342	13,496

The other current liabilities as per December 31, 2019 include an amount of K€0 (2018: K€450; 2017: K€257) payable in connection with the CENAT business combination (see also Note 4 and Note 16), and a payable for the amount of K€875 (2018: K€845; 2017: K€0) in connection with the written-put options RapidFit+ (see also Note 13 and Note 16), various accruals for K€1,110 and financial liabilities at fair value in respect of the foreign exchange hedges on GBP and JPY and interest rate swaps for K€478.

The non-income tax payables mainly relate to VAT payables and payroll taxes.

20	Fair value

Financial assets

The carrying value and fair value of the financial assets as of December 31, 2019, 2018 and 2017 can be presented as of:

	Carrying value			Fair value
in 000€	2019	2018	2017	2019	2018	2017
Financial assets
Debt instruments measured at amortized cost
Trade receivables (current)	40,977	36,891	35,582	40,977	36,891	35,582
Other financial assets (non-current)	580	1,530	1,221	580	1,530	1,221
Other current non-trade receivables	1,676	1,461	2,001	1,676	1,461	2,001
Cash & cash equivalents	128,897	115,506	43,175	128,897	115,506	43,175
Total debt instruments	172,130	155,388	81,979	172,130	155,388	81,979
Financial assets at fair value through profit or loss
Derivatives	9	117	218	9	117	218
Convertible loan	2,750	—	—	2,794	—	—
Total financial assets measured at fair value	2,759	117	218	2,803	117	218
Equity instruments designated at fair value through OCI
Non-listed equity investments	3,046	2,701	—	3,047	2,701	—
Total Equity instruments designated at fair value through OCI	3,046	2,701	—	3,047	2,701	—

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);

•

Other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2019, 2018 and 2017

•

The non-listed equity investments, mainly representing the investment in Essentium Inc, are measured at fair value. As of December 31, 2019, management considers that currently the cost is an appropriate estimate of fair value (level 2 input) because a recent capital increase indicated that the market valuation of Essentium Inc. has not changed and because of the followings reasons:

•	Essentium Inc is a non-listed entity;

•	The Group only has an insignificant interest in Essentium Inc (5% of the shares);

•	The Group has no representatives in the Board of Directors of Essentium Inc; and

•	Insufficient more recent information is available to measure fair value;

•

The convertible loan granted to Fluidda is measured at fair value. As of December 31, 2019, management considers that the fair value is close to the carrying value (level 3 input). In assessing the fair value, the Group has made significant estimates with regard to the discount rate, the probability of each repayment and conversion scenario and related timing, the amount of the qualified capital increase. Changes in the significant assumptions may lead to a significant increase/decrease in the fair value of the convertible loan. A increase/decrease in the applied discount rate by 2% would lead to a change in fair value by K€-267 / K€298.

Financial liabilities:

The carrying value and fair value of the financial liabilities as of December 31, 2019, 2018 and 2017 can be presented as follows:

	Carrying value			Fair value
in 000€	2019	2018	2017	2019	2018	2017
Financial liabilities measured at amortized cost
Loans & Borrowings including lease liabilities	127,939	106,037	94,557	128,930	105,026	95,351
Trade payables	18,517	18,667	15,670	18,517	18,667	15,670
Other liabilities excl. written put option on NCI	3,187	778	1,133	3,187	778	1,133
Total financial liabilities measured at amortized cost	149,643	125,482	111,360	150,634	124,471	112,154
Financial liabilities measured at fair value
Contingent consideration	—	450	905	—	450	905
Cash settled share based payments	—	786	351	—	786	351
Written put option on NCI	875	845	788	875	845	788
Derivatives	478	194	8	478	194	8
Total financial liability measured at fair value	1,353	2,275	2,052	1,353	2,275	2,052
Total non-current	112,549	94,521	85,276	112,288	93,289	85,890
Total current	38,447	33,236	28,136	39,699	33,457	28,316

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

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

•

The fair value of the cash-settled sharebased payments has been determined based on a black-scholes model using inputs that are level 1 (stock-price and risk-free interest rate) as well as level 2 (e.g. volatility). We refer to Note 14.

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

The Group has the following financial instruments carried at fair value in the statement of financial position on December 31, 2019, 2018 and 2017: the derivatives related to interest rate and foreign currency swaps as included in the above tables, a call option and written put option on non-controlling interest, the (contingent) consideration for the acquisition of Cenat and the non-listed equity investments.

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

The measurement principles used by the Group in preparing this segment reporting are also the basis for segment performance assessment and are in conformity with IFRS. The Chief Executive Officer of the Group acts as the chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance by the Group’s revenue and adjusted EBITDA.

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

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the year ended December 31, 2019
Revenues	41,654	60,808	94,156	196,618	61	196,679
Segment Adjusted EBITDA	13,812	10,774	12,154	36,740	(10,084)	26,656
Segment Adjusted EBITDA %	33.2%	17.7%	12.9%	18.7%	—	13.6%
For the year ended December 31, 2018
Revenues	37,374	52,252	94,956	184,582	139	184,721
Segment Adjusted EBITDA	11,536	10,252	10,785	32,573	(9,047)	23,526
Segment Adjusted EBITDA %	30.9%	19.6%	11.4%	17.6%	—	12.7%
For the year ended December 31, 2017
Revenues	35,770	42,841	63,712	142,323	250	142,573
Segment Adjusted EBITDA	13,926	4,400	4,439	22,765	(8,155)	14,610
Segment Adjusted EBITDA %	38.9%	10.3%	7.0%	16.0%	—	10.2%

The segment Adjusted EBITDA is reconciled with the consolidated net profit (loss) for the year as follows:

	For the year ended December 31,
in 000€	2019	2018	2017
Segment Adjusted EBITDA	36,740	32,573	22,765
Depreciation, amortization and impairment	(19,198)	(17,287)	(12,576)
Corporate research and development	(1,859)	(1,913)	(2,017)
Corporate headquarter costs	(11,077)	(10,358)	(9,690)
Other operating income (expense)	2,410	2,149	1,910
Operating profit	7,016	5,164	392
Financial expenses	(3,682)	(4,864)	(4,728)
Financial income	1,377	3,627	3,210
Income taxes	(2,595)	(425)	(522)
Share in loss of joint venture	(392)	(475)	(469)
Net (loss) profit	1,724	3,027	(2,117)

The Group has no customers with individual sales larger than 10% of the total revenue in 2019 (2018: none; 2017: none).

Entity-wide disclosures

The revenue by geographical areas is as follows.

	As of December 31,
in 000€	2019	2018	2017
United States of America	56,235	42,217	32,926
Americas other than USA	3,395	1,700	2,194
Belgium	7,917	9,350	8,145
Germany	31,185	30,436	27,011
France	20,110	22,282	18,737
Switzerland	14,907	13,135	7,782
United Kingdom	13,804	11,946	10,911
Italy	6,707	4,392	4,224
Netherlands	5,825	7,382	7,986
Other Europe	17,329	21,455	3,144
Asia Pacific	19,265	20,426	19,513
Total	196,679	184,721	142,573

The total revenue realized in the country of domicile (Belgium) in 2019 amounts to K€7,917(2018: K€9,350; 2017: K€8,145).

The total non-current assets, other than financial instruments, deferred tax assets, by geographical area is as follows:

	As of December 31,
in 000€	2019	2018	2017
United States of America (USA)	4,194	3,953	3,880
Americas other than USA	8,374	62	29
Belgium	49,426	48,873	46,573
Germany	57,918	56,096	56,410
Poland	15,506	16,206	15,441
Rest of Europe	10,410	10,125	10,140
Asia-Pacific	2,658	1,039	744
Total	148,486	136,354	133,217

The totals of the above table includes goodwill, intangible assets and property, plant & equipment and Right-of-Use Assets as disclosed in the consolidated statements of financial position.

22	Income and expenses

22.1 Revenue

22.1.1 Disaggregated revenue information

	For the year ended December 31, 2019
in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	11,188	29,100	15,947	56,235	—	56,235
Americas other than USA	487	2,071	837	3,395	—	3,395
Europe (without Belgium) & Africa	18,767	21,356	69,744	109,867	—	109,867
Belgium	183	2,101	5,572	7,856	61	7,917
Asia Pacific	11,029	6,180	2,056	19,265	—	19,265
Total revenue from contracts with customers	41,654	60,808	94,156	196,618	61	196,679
Type of goods or service
Software revenue (non-medical)	41,654	—	—	41,654	—	41,654
Software revenue (medical)	—	19,407	—	19,407	—	19,407
Medical devices and services	—	41,401	—	41,401	—	41,401
Manufacturing	—	—	94,156	94,156	—	94,156
Other	—	—	—	—	61	61
Total revenue from contracts with customers	41,654	60,808	94,156	196,618	61	196,679
Timing of revenue recognition
Goods/Services transferred at a point in time	21,190	45,730	88,988	155,908	61	155,969
Goods/Services transferred over time	20,464	15,078	5,168	40,710	—	40,710
Total revenue from contracts with customers	41,654	60,808	94,156	196,618	61	196,679

	For the year ended December 31, 2018
in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	8,804	23,940	9,439	42,183	34	42,217
Americas other than USA	193	1,404	101	1,698	2	1,700
Europe (without Belgium) & Africa	17,026	19,073	74,852	110,951	77	111,028
Belgium	155	1,824	7,364	9,343	7	9,350
Asia Pacific	11,196	6,011	3,200	20,407	19	20,426
Total revenue from contracts with customers	37,374	52,252	94,956	184,582	139	184,721
Type of goods or service
Software revenue (non-medical)	37,374	—	—	37,374	—	37,374
Software revenue (medical)	—	17,045	—	17,045	—	17,045
Medical devices and services	—	35,207	—	35,207	—	35,207
Complex metal parts production (ACTech)	—	—	43,438	43,438	—	43,438
Other	—	—	—	—	139	139
Total revenue from contracts with customers	37,374	52,252	94,956	184,582	139	184,721
Timing of revenue recognition
Goods/Services transferred at a point in time	20,326	39,682	90,614	150,622	139	150,761
Goods/Services transferred over time	17,048	12,570	4,342	33,960	—	33,960
Total revenue from contracts with customers	37,374	52,252	94,956	184,582	139	184,721

The revenue per type of good or service including the previous years is as follows:

	For the year ended December 31
in 000€	2019	2018	2017
Software revenue (non-medical)	41,654	37,374	35,770
Software revenue (medical)	19,407	17,045	15,619
Medical devices and services	41,401	35,207	27,222
Manufacturing	94,156	94,956	63,712
Other	61	139	250
Total	196,679	184,721	142,573

22.1.2 Contract balances

The following table provides information about receivables, contracts in progress (contract assets) and deferred income (contract liabilities) from contracts with customers.

	As of December 31,
in 000€	2019	2018
Trade receivables, included in ‘trade and other receivables’	42,509	38,764
Contract assets / contracts in progress	495	829
Contract liabilities / deferred income	32,314	27,444
Total	75,318	67,037

We refer to note 18 for a detail of the deferred income. Note 18 include split of the deferred income in current and non-current. Non-current deferred income, representing mainly maintenance contracts with terms more than one year and certain contracts with up-front fees which are allocated to performance obligations that will be satisfied over more than one year, may be recognized as revenue between one to three years. Total revenue recognized during 2019 that was included in the contract liability at the beginning of the year amounts to K€27,444. There is no revenue recognized during 2019 from performance obligations that were satisfied in the previous years.

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

22.2 Cost of sales

Cost of sales include the following selected information:

	For the year ended December 31
in 000€	2019	2018	2017
Purchase of goods and services	(37,870)	(39,114)	(34,480)
Amortization and depreciation	(10,837)	(9,910)	(7,560)
Payroll expenses	(37,715)	(33,036)	(20,806)
Other expenses	(550)	(239)	(106)
Total	(86,972)	(82,299)	(62,952)

22.3 Research and development expenses

Research and development expenses include the following selected information:

	For the year ended December 31
in 000€	2019	2018	2017
Purchase of goods and services	(2,583)	(3,590)	(3,140)
Amortization and depreciation	(1,483)	(830)	(686)
Payroll expenses	(19,219)	(17,935)	(16,054)
Other	(63)	(61)	(79)
Total	(23,348)	(22,416)	(19,959)

22.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	For the year ended December 31
in 000€	2019	2018	2017
Purchase of goods and services	(9,228)	(9,775)	(8,035)
Amortization and depreciation	(1,346)	(725)	(505)
Payroll expenses	(42,055)	(35,585)	(30,175)
Other	(360)	(218)	(220)
Total	(52,989)	(46,303)	(38,935)

22.5 General and administrative expenses

General and administrative expenses include the following selected information:

	For the year ended December 31
in 000€	2019	2018	2017
Purchase of goods and services	(9,856)	(9,892)	(7,053)
Amortization and depreciation	(3,630)	(3,828)	(2,761)
Payroll expenses	(18,078)	(18,442)	(14,858)
Other	(222)	(148)	(204)
Total	(31,786)	(32,310)	(24,876)

22.6 Net other operating income

The net other operating income can be detailed as follows:

	For the year ended December 31
in 000€	2019	2018	2017
Government grants	5,263	4,658	4,342
Amortization intangibles purchase price allocation	(2,013)	(1,994)	(1,064)
Allowance for doubtful debtors	210	(1,065)	(454)
Capitalized expenses (asset construction)	166	16	123
Net foreign currency exchange gains / (losses)	—	246	(235)
Tax Credits	665	706	899
Fair value adjustment Cenat liability	—	192	—
Personnel related income	37	168	—
Other	1,104	844	930
Total	5,432	3,771	4,541

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs and reduced payroll taxes.

22.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2019, 2018 and 2017:

	For the year ended December 31
in 000€	2019	2018	2017
Short-term employee benefits	(87,775)	(76,023)	(60,195)
Social security expenses	(15,647)	(14,139)	(11,200)
Expenses defined contribution plans	(1,033)	(936)	(926)
Other employee expenses	(12,612)	(13,900)	(9,572)
Total	(117,067)	(104,998)	(81,893)
Total registered employees at the end of the period	2,177	2,009	1,862

22.8 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31
in 000€	2019	2018	2017
Interest expense	(2,146)	(1,747)	(1,026)
Foreign currency losses	(832)	(2,748)	(3,131)
Other financial expenses	(704)	(369)	(571)
Total	(3,682)	(4,864)	(4,728)

22.9 Financial income

Financial income includes the following selected information:

	For the year ended December 31
in 000€	2019	2018	2017
Foreign currency exchange gains	955	3,047	2,830
Amortization discount interest free loans	—	—	6
Other finance income	422	580	374
Total	1,377	3,627	3,210

22.10 Income taxes and deferred taxes

Current income tax

The following table shows the breakdown of the tax expense for 2019, 2018 and 2017:

	As of December 31,
in 000€	2019	2018	2017
Estimated tax liability for the year	(2,926)	(1,216)	(1,530)
Tax adjustments to the previous year	—	—	412
Deferred income taxes	331	791	596
Total income taxes for the period	(2,595)	(425)	(522)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries. The estimated tax liability is mainly due in Germany.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liability and the deferred tax expense for 2019, 2018 and 2017:

	Asset/(liability)			Income/(expense)
in 000€	2019	2018	2017	2019	2018	2017
Tax losses, notional interest deduction and other tax benefits	—	26	—	—	—	—
Amortization development assets and other intangible assets	38	224	304	—	—	—
Depreciation property, plant & equipment	70	30	—	—	—	—
Other items	84	35	—	—	—	—
Total deferred tax assets	192	315	304	(124)	11	(32)
Property, plant & equipment	(403)	(694)	(698)	—	—	—
Intangible assets	(4,937)	(5,370)	(6,656)	—	—	—
Investment grants	(301)	(312)	—	—	—	—
Inventory valuation	(89)	141	—	—	—	—
Other items	(17)	9	(61)	—	—	—
Total deferred tax liabilities	(5,747)	(6,226)	(7,415)	455	780	628
Total deferred tax income (loss)	—	—	—	331	791	596

The Group has unused tax losses, tax credits and notional interest deduction available in an amount of K€37,440 for 2019 (2018: K€25,285; 2017: K€11,948) of which K€25,172 for 2019 (2018: K€15,592; 2017: K€4,581) relating to Materialise NV. As at December 31, 2019 no unused notional interest deduction remains (2018: K€0; 2017: K€315), the amount remaing from previous periods has expired.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses will be used in future years. As from July 1, 2016, the new Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on its analysis, in 2019 the Company has assessed that no deferred tax asset should be accounted for with respect to its unused tax losses in Belgium.

With respect to the net tax losses of the other entities in the Group no deferred taxes have been recognized in 2019 (2018: K€26; 2017: K€0). The deferred tax liability of K€5,747 in the year ending December 31, 2019 mainly relates to the intangibles that have been recognized as part of the purchase price allocation (ACTech).

Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2019	2018	2017
Profit (loss) before taxes	4,319	3,452	(1,595)
Income tax at statutory rate of 29.58% (2017: 33.99%)	(1,278)	(1,021)	542
Effect of different local tax rate	63	166	433
Tax adjustments to the previous period	(367)	80	412
Non-deductible expenses	(554)	(1,141)	(818)
Capitalized initial public offering transaction costs	—	—	—
Research and development tax credits & patent income deduction	179	337	44
Notional interest deduction Belgium	—	—	—
Non recognition of deferred tax asset	(1,579)	(546)	(1,505)
Recognition of deferred tax assets on previous years tax losses	119	653	—
Non-taxable income	925	606	556
Use of previous years tax losses and tax credits for which no deferred tax assets was recognized	—	—	12
Taxes on other basis	—	280	(117)
Other	(103)	161	(81)
Income tax expense as reported in the consolidated income statement	(2,595)	(425)	(522)

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

The net profit (loss) for the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended December 31
in 000€	2019	2018	2017
Net profit attributable to ordinary equity holders of the parent for basic earnings	1,646	3,027	(2,117)

Interest on convertible bonds	50	50	—
Net profit attributable to ordinary equity holders of the parent adjusted for the effect of dilution	1,696	3,077	(2,117)

The convertible bond and the warrants are dilutive as per December 31, 2019 and 2018 but are anti-dilutive as per December 31, 2017. We refer to Notes 14 and 15 for information on the number of instruments that could potentially be dilutive but which were not considered in the calculation above.

The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31
in 000	2019	2018	2017
Weighted average number of ordinary shares for basic earnings per share	52,915	49,806	47,325
Effect of dilution:
Share options	563	382	—
Convertible loan	509	509	—
Weighted average number of ordinary shares adjusted for effect of dilution	53,987	50,697	47,325

The earnings per share are as follows:

	For the year ended December 31
	2019	2018	2017
Earnings per share attributable to the owners of the parent
Basic	0.03	0.06	(0.04)
Diluted	0.03	0.06	(0.04)

24	Commitments and contingent liabilities

Operating lease commitments

The Group has operating lease commitments mainly related to cars and equipment as follows:

	As of December 31,
in 000€	2019	2018	2017
Within one year	28	2,053	1,721
Between one and three years	49	2,302	1,504
Between four and five years	—	785	406
More than five years	—	302	77
Total	77	5,442	3,708

The total lease payments recognized in the consolidated income statement are K€725 in 2019 (2018: K€2,956; 2017: K€2,909).

Finance lease commitments (only valid for 2017 and 2018)

The Group has finance leases for the building and various other items of plant and equipment. Future minimum lease payments under finance lease with the present value of the net minimum lease payments are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
in 000€	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	—	—	2,876	2,829	3,179	3,034
Between two and three years	—	—	3,398	3,236	5,017	4,643
Between four and five years	—	—	655	604	1,361	1,269
More than five years	—	—	149	140	285	218
Total	—	—	7,078	6,809	9,842	9,164
Less finance charges	—	—	(269)	—	(678)	—
Present value of minimum lease payments	—	—	6,809	6,809	9,164	9,164

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction) is K€29,154 (2018: K€30,853; 2017: K€28,526). The total outstanding mortgages and pledges are K€77,849 in 2019 (2018: K€124,428; 2017: K€85,186).

Included in the above, the Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€36,992 in 2019 (2018: K€70,300; 2017: K€29,000) and pledges on other fixed assets for a total amount of K€3,301 (2018: K€21,142; 2017: K€6,383).

Other commitments

The Group has outstanding non-cancellable contracts with a future commitment of K€11,640 at December 31, 2019 (2018: K€6,383; 2017: K€7,638), mainly related to purchase commitment for raw materials. For property, plant & equipment, we have no committed expenditures as per December 31, 2019 (2018: K€0; 2017: K€672).

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

Foreign exchange risk

The Group transacts business globally and is subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which it sells its products and services are generally not considered to be highly inflationary. In the years ended December 31, 2019, 2018 and 2017, 29%, 30% and 31% of our revenue, respectively, was derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

The Group has primarily exposure to the USD, GBP, BRL and JPY as foreign currency.

During 2019 the impact of changes in foreign currency rates on the cash and term accounts held in USD funded through the initial public offering proceeds was positive for an amount of K€553.

If the USD (rate for 1 EUR) would have appreciated by 10%, the net result would have been K€895 higher, excluding the effect of the cash and term accounts held in USD. If the USD (rate for 1 EUR) would have depreciated by 10%, the net result would have been K€780 lower, excluding the effect of the cash and term accounts held in USD.

To limit the exposure to foreign currency rate fluctuations on GBP and JPY, the Group has entered into currency rate swaps as of 2017. We refer to note 20.

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. The Group has no longer undrawn lines of credit at December 31, 2019 (2018: K€26,040; 2017: K€4,473).

On September 29, 2017 KBC Bank and Materialise agreed on a credit facility, mainly related to the financing of the ACTech acquisition, in which debt covenants were determined based on the ratio of the Group’s total net financial debt over EBITDA.

On December 20, 2017, the European Investment Bank (EIB) and Materialise entered into a finance contract to support Materialise’s ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to €35.0 million drawable in two tranches. The first tranche could not exceed €25.0 million and could be drawn during the first year of the contract. The Group actually has drawn €10.0 million of this first tranche in the course of 2018. The second tranche of €25.0 million was drawn in July 2019. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The interest rate for the first tranch is initially equal to 2.4% . The interest rate for the second tranch is initially 2.72% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.

The range of contracted obligations are as follows:

in 000€	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2019
Loan & borrowings	14,300	33,034	41,672	34,447	123,453
Lease liabilities	3,685	4,907	1,040	720	10,352
Trade payables	18,517	—	—	—	18,517
Other current liabilities and advances received	4,063	—	—	—	4,063
Total	40,565	37,941	42,712	35,167	156,385

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2018
Loan & borrowings	14,491	42,100	33,636	23,870	114,097
Trade payables	18,667	—	—	—	18,667
Other current liabilities	2,267	—	—	—	2,267
Total	35,425	42,100	33,636	23,870	135,031

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2017
Loan & borrowings	14,331	37,933	22,286	32,699	107,249
Trade payables	15,670	—	—	—	15,670
Other current liabilities	1,390	—	—	—	1,390
Total	31,391	37,933	22,286	32,699	124,309

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

The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets at amortized cost or fair value through OCI as disclosed in Note 20. The Group does not hold collateral as security.

The Group evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

in 000€	Total	Non-due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 181 days
December 31, 2019	40,977	31,528	4,924	2,094	733	981	717
December 31, 2018	36,891	26,208	5,395	1,479	931	1,512	1,366
December 31, 2017	35,582	21,630	6,920	1,765	1,526	1,614	2,127

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2019, 2018 and 2017.

26	Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the year ended December 31
in 000€	2019	2018	2017
Short-term employee benefits	2,394	2,334	2,190
Post-employment benefits	85	80	80
Total	2,479	2,414	2,270
Warrants granted	—	—	—
Warrants outstanding	359,266	557,935	573,980

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members). In the year ending December 31, 2019 the compensation to key management by means of share based payments amounts to K€214.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Depreciation	Interest expense	Right-of-Use Assets	Receivables	Lease liabilities	Other liabilities
Non-executive directors of the group
2019	—	128	—	37	—	—	—	1,053
2018	—	123	—	51	—	—	—	1,038
2017	—	96	—	50	—	—	—	965
Shareholders of the group
2019	—	113	—	9	—	—	—	131
2018	—	123	—	10	—	—	—	261
2017	—	172	—	11	—	—	—	371
Joint ventures
2019	1,431	—	—	—	—	1,279	—	—
2018	1,156	241	—	—	—	1,281	—	22
2017	714	23	—	—	—	804	—	28
Non-controlling interests
2019	—	—	26	9	617	—	652	—
2018	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—

Related party – Ailanthus NV

Ailanthus is a shareholder and director of the group. The Group rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2019 was K€113 (2018: K€123; 2017: K€172).

Related party – shareholders of Engimplan (non-controlling interest)

The subsidiary Engimplan rents the office and production building from its non-controlling shareholders for a initial term of 10 years, with an extension option for an additional 10 years (assessed not to be reasonable certain to be exercised). The monthly lease payment amount to K€7. The lease has been accounted for under IFRS 16 resulting in a lease liability at December 31, 2019 of K€617.

Related party – Convertible debt

The Group has issued on October 28, 2013 1,000 convertible bonds for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management. We refer to Note 15 for more details.

Joint ventures

The receivable for the amount of K€1,279 is accounted for under the other non-current assets and trade receivables and relates to the services and goods delivered to the joint venture RSPRINT. In the course of 2018 the Group also purchased a 3D printer from RSPRINT for the amount of K€200.

27	Events subsequent to the statement of financial position date

Impact of coronavirus

The outbreak of a novel coronavirus, was first identified in December 2019 in Wuhan, China, and has since spread globally. In response to the pandemic, governments worldwide have closed business, restricted travel and implemented emergency quarantines, and businesses and individuals have reduced travel, cancelled meetings and events and implemented of work-from-home policies, which have caused significant disruption to the global economy and normal business operations. The coronavirus public health crisis is expected to have broader macroeconomic implications, including a decrease in or halt to economic growth, the effects of which could be long lasting.

In an effort to protect the health and safety of employees, we, and many of our customers, partners, suppliers and other counterparties, currently require that employees work from home and restrict travel as much as possible, which affects, amongst other things, their ability to attend industry events and to engage in commercial visits. In the event we or our customers, partners, suppliers and other counterparties maintain or expand these restrictions, we may suffer disruptions to business operations including the closure of manufacturing facilities, warehouses and logistics supply chains worldwide. Furthermore, the coronavirus and the responses thereto could have a range of other effects on us. For example, the implementation of business continuity plans in a fast-moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses) and increase our vulnerability to information technology and other systems disruptions.

As of April 30, 2020, we are unable to predict the duration and severity of the spread of the coronavirus and the political and economic responses thereto and as a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity. The coronavirus and related responses are developing rapidly, making their impact highly uncertain, and are subject to many factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions, and reactions and responses of the public. While we expect we will suffer adverse effects, the more severe the outbreak is and the longer it lasts, the effects on us and our business will be more materially adverse.

Based on our current assessment of the COVID-19 pandemic, we have considered various hypothetical scenarios on how our business, results of operations, and financial condition could be impacted during the year 2020. In these scenarios we take the general view, but without any certainty as we are reviewing the situation constantly, that our business will be impacted very significantly in the second quarter of 2020, and will subsequently continue to be weak for the rest of the year, although that our current assessment of the situation is that our business may gradually improve during the remainder of 2020. However, in the current situation, in view of the many uncertainties of this unprecedented crisis, we find it very hard to gain any visibility beyond the second quarter.

The Materialise software segment, represented 24% of the total sales exiting 2019 and had an Adjusted EBITDA margin of 33.2% in 2019. We believe that an important part of the software sales of our Materialise software segment are, at least temporarily, at risk. A significant portion of the sales of this segment comes from parties that either sell or use 3D printing systems. The weakness of the 3D printing industry in general is expected to weigh very negatively on 3D printing system sales and thus also on our software sales, definitely in the second quarter of 2020 with a possible extension into the second half of 2020.

The Materialise medical segment, which represented 34% of the total sales exiting 2019 and had an Adjusted EBITDA margin of 17.7% in 2019, designs, produces and sells customized implants, surgical guides and models as well as visualization and planning software to research institutes, universities, medical device companies and hospitals. A significant percentage of this segment’s revenue stems, directly or indirectly, from elective surgeries, almost all of which are now being postponed due to the U.S. Centers for Disease Control and Prevention, or CDC, guidelines, which require hospitals to prioritize preparation for and response to the pandemic. As a result, these revenues (and at least the timing thereof) become uncertain, which will result in a significant reduction of sales of our Materialise medical segment, definitely in the second quarter of 2020, and possibly in the next quarters as well, depending on how the pandemic evolves.

The remaining 42% of the total sales exiting 2019 comes from the Materialise manufacturing segment, which operates as part of the overall manufacturing sector in Europe, which includes subsectors such as automotive, aviation, machine parts and consumer products, all of which are heavily impacted by the coronavirus crisis. The European automotive market was particularly weak before the COVID-19 outbreak, and we now expect an even slower recovery than previously estimated. Other European industrial subsectors are not faring much better in this market and will likely face larger declines than previously expected. Order intake within the Materialise manufacturing segment has been slowing down, which will significantly impact the segment’s second quarter results and which may impact the results beyond this quarter, as a function of how the crisis develops in general and how the industry as a whole, and our customers in particular, subsequently recover from the situation.

We also expect an increase of bad debt, delay in trade payments, and that we will not be able to adjust and align all of our costs according to the expected decrease of revenue. We experienced the first negative effects of this crisis on our revenues in the first quarter of 2020. In these analyses, we considered a major negative impact in the second quarter, and only a gradual and partial recovery in the third and fourth quarter of this year. From these analyses, we conclude that (according to the currently most likely scenarios), the going concern principle should be maintained, and that the principle covenants of our credit facilities (at EIB and KBC), ‘minimum cash’ and ‘Net Debt / Adjusted EBITDA’, will not be violated. We believe that the expected situation does not impact the current valuation of our inventories, investments, intangible assets (including goodwill), long-lived assets, or our debt.

While we continue to monitor the situation regularly, we believe that eventually the 3D printing industry will recover and may even come out of this crisis stronger, as the crisis appears to be underscoring certain advantages of the 3D printing technology, in particular its flexibility in terms of part design, speed, production of smaller strategic batches and localization. Therefore, while we try to adjust our costs and capital spending in proportion to the short term reduction of our revenues, we currently take the view that these cost and spending reductions should, where possible, be as moderate and temporary as possible, since we believe that continued innovation during the current crisis may give us a competitive advantage going forward. This strategy involves significant risks, including risks in terms of its impact on our cash position, and as the crisis lasts longer, we may not be able to sustain this strategy and it might have negative implications for our long term competitive position.

Warrant exercises

In connection with the exercise of 21,750 warrants, representing 21,750 shares, from the 2015 warrant plan in the course of March 2020, the share capital was raised for the amount of K€1 and the share premium was raised for the amount of K€140 by deed before the notary on April 16, 2020 (we refer to Note 14 for further information about the share based payment plans). As per April 16, 2020 the funds received in connection with the exercise of the warrants (K€140) were accounted for on a restricted bank account classified under the Cash and Cash Equivalents.

There are no other significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the financial statements.

28	Overview of consolidated entities

Name	Country of incorporation	% equity interest
		2019	2018	2017
Materialise NV	Belgium	100%	100%	100%
Materialise France SAS	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%
Materialise Czech Republic SRO	Czech Republic	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%
Materialise UK Limited	United Kingdom	100%	100%	100%
OBL SAS	France	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%
Materialise Malaysia SDN. Bhd.	Malaysia	100%	100%	100%
Materialise Ukraine LLC	Ukraine	100%	100%	100%
RapidFit NV	Belgium	83%	83%	83%
Meridian Technique Limited	United Kingdom	100%	100%	100%
OrthoView Holdings Limited	United Kingdom	100%	100%	100%
Meridian (Corporate Trustee) Limited (liquidated)	United Kingdom	—	—	100%
OrthoView Limited (liquidated)	United Kingdom	—	—	100%
Materialise SA	Poland	100%	100%	100%
Materialise Colombia SAS	Colombia	100%	100%	100%
RSPRINT powered by Materialise NV (joint venture)	Belgium	50%	50%	50%
Materialise Shanghai Co.Ltd	China	100%	100%	100%
Engimplan Engenharia de Implante Industria & Comércio Ltda	Brazil	75%	—	—
Engimplan Holding Ltda	Brazil	100%	—	—
Materialise Australia PTY Ltd	Australia	100%	100%	100%
Materialise S.R.L.	Italy	100%	100%	100%
ACTech GmbH	Germany	100%	100%	100%
ACTech Holding GmbH	Germany	100%	100%	100%
ACTech, Inc	United States	100%	100%	100%

The entities Materialise GmbH, Gilching, Germany, ACTech Holding GmbH, Freiberg / Saxony, Germany and ACTech GmbH, Freiberg / Saxony, Germany, have taken advantage of the exemption regulations of § 264 (3) HGB (German Commercial Code) for the financial year ending December 31, 2019.

29	Non-GAAP Measures

EBITDA and Adjusted EBITDA is used in the Note 21 Segments as one of the basis of the Segments performance measurement. We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding non-recurring initial public offering related expenses, non-cash share-based compensation expenses and acquisition-related expenses of business combinations to EBITDA.