Form 20-F/A
period 2019-12-31
MATERIALISE NV
filed 2020-06-30
CIK 1091223

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

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2019 of Materialise NV (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on April 30, 2020 (the “Original Form 20-F”). The Company is filing this Amendment solely to include the financial statements and related notes of RSPRINT Powered by Materialise NV (“RSPRINT”) as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

The Company owns a 50% non-controlling interest in RSPRINT and accounts for RSPRINT using the equity method of accounting. RSPRINT met the significance test of an equity investee as of and for the years ended December 31, 2017 and 2016.

The Form 20-F is being further amended to include as exhibits: (i) unaudited financial statements of RSPRINT as of and for the years ended December 31, 2019 and 2018 and audited financial statements of RSPRINT as of and for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; (ii) the consent of BDO Bedrijfsrevisoren CVBA, the independent auditor of RSPRINT; and (iii) certifications by the Company’s Chief Executive Officer and Chief Financial Officer.

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

2.3	Description of Securities (incorporated by reference to Exhibit 2.3 to the Company’s Amendment No. 1 on Form 20-F/A to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018)

4.1	2013 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.3	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.4	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.5	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.6	Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-213649))

4.7+	Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise GmbH, Materialise N.V. and the Sellers party thereto (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017)

8.1*	Subsidiaries of Materialise NV

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.4	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.4	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of BDO Bedrijfsrevisoren CVBA, independent registered public accounting firm

23.2	Consent of BDO Bedrijfsrevisoren CVBA, independent accountants

99.1	Financial Statements of RSPRINT Powered by Materialise NV, as of and for the years ended December 31, 2019, 2018 and 2017

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Original Form 20-F.
+	The registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Exchange Act.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: June 30, 2020