Form 20-F
period 2020-12-31
MATERIALISE NV
filed 2021-04-30
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020 was: 54,169,257 Ordinary Shares

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

Except as otherwise required by the context, references to (i) “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries, (ii) “ACTech” are to ACTech Holding GmbH and its subsidiaries, which we acquired in 2017, (iii) “Engimplan” are to Engimplan Engenharia De Implante Indústria E Comércio Ltda., in which we acquired a controlling interest in 2019 and in which we acquired the remaining interest in 2020, making us Engimplan’s sole shareholder (through our Brazilian subsidiary), and (iv) “RS Print” are to RSPrint NV, a joint venture we established in 2014 and in which we acquired the remaining interest in 2020, together with substantially all of the assets of RSScan International NV, or RS Scan, making us RS Print’s sole shareholder.

Our trademark portfolio contained 149 registered trademarks and 10 pending trademark applications as of December 31, 2020. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us. In particular, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements, we discuss, based on our current assessment of the novel coronavirus (COVID-19), or coronavirus, pandemic, how our business, results of operations, and financial condition could be impacted during the year 2021 and beyond.

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

•	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;

•	fluctuations in our revenue and results of operations;

•	impacts on our business, financial condition and results of operations from the current global health crisis related to the coronavirus pandemic;

•	our ability to operate in a highly competitive and rapidly changing industry;

•	our ability to adequately increase demand for our products and services;

•	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties;

•	our ability to integrate acquired businesses or technologies effectively;

•	our dependence upon sales to certain industries;

•	our relationships with suppliers;

•	our ability to attract and retain senior management and other key employees;

•	any disruptions to our service center operations, including by accidents, natural disasters or otherwise;

•	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

•	our ability to adequately protect our intellectual property and proprietary technology;

•	our international operations;

•	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

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

A. Selected Financial Data

The tables below contain a summary of our financial data as of and for years ended December 31, 2020, 2019, 2018, 2017 and 2016, which have been derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which we refer to as IFRS. Our consolidated financial statements and the related notes as of and for the years ended December 31, 2020, 2019 and 2018 appear elsewhere in this annual report.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report, as well as the section entitled “Item 5. Operating and Financial Review and Prospects.”

The company has applied IFRS16 as from January 1, 2019 by using the modified retrospective approach, not restating comparatives for the 2018 reporting period. The reclassifications and the adjustments arising from the new leasing standard are recognized in the opening balance sheet on January 1, 2019.

Consolidated Statements of Financial Position Data:

	As of December 31,
in 000€	2020	2019*	2018	2017	2016
Inventories and contracts in progress	10,043	12,696	9,986	11,027	7,870
Trade receivables	30,871	40,977	36,891	35,582	27,479
Cash and cash equivalents	111,538	128,897	115,506	43,175	55,912
Total assets	327,667	349,401	313,225	234,678	161,920
Total liabilities	194,563	206,619	177,236	157,624	82,887
Net assets(1)	133,104	142,782	135,989	77,054	79,033

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan.
(1)	Net assets represents total assets less total liabilities.

Consolidated Income Statements Data:

	For the year ended December 31,
in 000€	2020	2019*	2018	2017	2016
Revenue	170,449	196,679	184,721	142,573	114,477
Cost of sales	(76,446)	(87,052)	(82,299)	(62,952)	(46,706)
Gross profit	94,003	109,627	102,422	79,621	67,771
Research and development expenses	(27,104)	(23,348)	(22,416)	(19,959)	(17,682)
Sales and marketing expenses	(44,636)	(52,989)	(46,303)	(38,935)	(36,153)
General and administrative expenses	(29,337)	(31,786)	(32,310)	(24,876)	(20,041)
Net other operating income	2,436	5,432	3,771	4,541	6,212
Operating profit (loss)	(4,638)	6,936	5,164	392	107
Financial expenses	(5,995)	(3,682)	(4,864)	(4,728)	(2,437)
Financial income	2,452	1,377	3,627	3,210	2,039
Share in loss of joint venture	(39)	(392)	(475)	(469)	(1,018)
Profit (loss) before taxes	(8,221)	4,239	3,452	(1,595)	(1,309)
Income taxes	949	(2,595)	(425)	(522)	(1,710)
Net profit (loss) for the year	(7,272)	1,644	3,027	(2,117)	(3,019)
Net profit (loss) attributable to:
The owners of the parent	(7,124)	1,586	3,027	(2,117)	(3,019)
Non-controlling interest	(148)	58	—	—	—
Earnings per share attributable to the owners of the parent
Basic	(0.13)	0.03	0.06	(0.04)	(0.06)
Diluted	(0.13)	0.03	0.06	(0.04)	(0.06)
Weighted average number of ordinary shares for basic earnings per share (´000)	53,364	52,915	49,806	47,325	47,325
Weighted average number of ordinary shares adjusted for effect of dilution (´000)	53,364	53,987	50,697	47,325	47,325
Consolidated Statements of Comprehensive Income Data:
Net profit (loss) for the year	(7,272)	1,644	3,027	(2,117)	(3,019)
Other comprehensive income (loss), net of taxes	(5,687)	244	(47)	(691)	(1,833)
Total comprehensive income (loss) for the year, net of taxes	(12,959)	1,888	2,980	(2,808)	(4,852)

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan.

Other Data (unaudited):

	For the year ended December 31,
in 000€	2020	2019	2018	2017	2016
Adjusted EBITDA (unaudited)(1)	20,379	26,656	23,526	14,610	9,458

(1)

We calculate EBITDA as net profit (loss) for the year plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Disclosure in this annual report of EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.” The following table reconciles net profit to EBITDA and Adjusted EBITDA for the periods presented:

	For the year ended December 31,
in 000€	2020	2019*	2018	2017	2016
Net profit (loss) for the year	(7,272)	1,644	3,027	(2,117)	(3,019)
Income tax expense (benefit)	(949)	2,595	425	522	1,710
Financial expenses	5,995	3,682	4,864	4,728	2,437
Financial income	(2,452)	(1,377)	(3,627)	(3,210)	(2,039)
Depreciation and amortization	19,775	19,278	17,287	12,576	8,374
Share in loss of joint venture	39	392	475	469	1,018
EBITDA (unaudited)	15,136	26,214	22,451	12,968	8,481
Share-based compensation expenses(a)	1,344	302	1,075	1,033	977
Acquisition-related expenses of business combinations(b)	63	140	—	609	—
Impairments(c)	4,606	—	—	—	—
Re-valuation of 50% RS Print interest(d)	(770)	—	—	—	—
Adjusted EBITDA (unaudited)	20,379	26,656	23,526	14,610	9,458

(a)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(b)

Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of ACTech in 2017, the Engimplan acquisition in 2019 and the RS Print acquisition in 2020.

(c)

Impairments represents the impairment of capitalized expenditures related to our tracheal splint development project (€2.1 million) and the impairment of goodwill and intangible assets of Engimplan (€2.5 million).

(d)	Represents a positive revaluation of our initial 50% interest in RS Print after our acquisition of the remaining interest in the joint venture.
*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to the COVID-19 Pandemic

•

The coronavirus global health crisis adversely impacted our business and results of operations in 2020 and may have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity during 2021 and beyond.

Risks Relating to Our Business

•	We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.

•	We may not be successful in continuing to enhance and adapt our software, products and services in line with developments in market technologies and demands.

•	The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.

•	Existing and increased competition may reduce our revenue and profits.

•

We rely on collaborations with users of our additive manufacturing solutions to be present in certain large-scale markets and, indirectly, to expand into potentially high-growth specialty markets. Our inability to continue to develop or maintain these relationships in the future could harm our ability to remain competitive in existing markets and expand into other markets.

•	Our revenue and results of operations may fluctuate.

•	Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately.

•	We are dependent upon sales to certain industries.

•

If our relationships with suppliers, including with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

•	The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing a cloud-based platform to offer our software.

•

We depend on the knowledge and skills of our senior management and other key personnel, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.

•	We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.

•	Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

•	We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.

•

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

•	Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.

•

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

•	A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.

•

If our service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.

Risks Related to Our Materialise Medical Segment and Regulatory Environment

•	Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

Risks Related to Our Intellectual Property

•	If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

•	We cannot predict the outcome of a lawsuit in which we are involved.

Risks Related to the American Depositary Shares (ADSs)

•

We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors.

Risks Relating to the COVID-19 Pandemic

The coronavirus global health crisis adversely impacted our business and results of operations in 2020 and may have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity during 2021 and beyond.

The worldwide coronavirus pandemic has negatively impacted the global, U.S. and E.U. economies, disrupted consumer spending and global supply chains, and created significant volatility and disruption of labor and financial markets. In response to the pandemic, since the first quarter of 2020, governments worldwide have closed business, restricted travel and implemented emergency quarantines, and businesses and individuals have reduced travel, cancelled meetings and events and implemented work-from-home policies, which have caused significant disruption to the global economy and normal business operations. The coronavirus pandemic may have broader macroeconomic implications, including a decrease in or halt to economic growth, the effects of which could be long lasting.

In an effort to protect the health and safety of employees, we, and many of our customers, partners, suppliers and other counterparties, currently require that employees work from home and restrict travel as much as possible, which affects, among other things, their ability to engage in production and research and development activities, to attend industry events and to engage in commercial visits. During 2020, the economic downturn resulting from the pandemic caused a significant reduction in demand for services, production and investments, and affected our global operations negatively. In the event we or our customers, partners, suppliers and other counterparties continue to maintain or expand these restrictions, we may suffer further disruptions to business operations, including the closure of manufacturing facilities, warehouses and logistics supply chains worldwide. Furthermore, the coronavirus and the responses thereto could have a range of other effects on us. For example, the implementation of business continuity plans in a fast-moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses) and increase our vulnerability to information technology and other systems disruptions.

During 2020, the coronavirus pandemic negatively affected each of our Materialise Software, Materialise Medical and Materialise Manufacturing segments, and had a major impact on our consolidated results of operations. As of the date of this report, we are unable to predict the duration and severity of the spread of the coronavirus and the political and economic responses thereto and, as a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity during 2021 and beyond. The coronavirus and related responses are developing rapidly, making their impact highly uncertain, and are subject to many factors beyond our control, such as the speed of contagion, the outbreak of new variants of the virus, the implementation of effective preventative and containment measures, the impact of the existing vaccination programs and the development of other effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions, and reactions and responses of the public. In particular, although we have included under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements a discussion, based on our current assessment of the coronavirus pandemic, of how our business, results of operations, and financial condition could be impacted during the year 2021, this discussion should be considered as highly uncertain. While we expect we will continue to suffer adverse effects, the more severe the outbreak is and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

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

Our present or future software, products and services could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors, by other technologies or by new customer needs. Our ability to remain competitive will depend, in large part, on our ability to enhance and adapt our current software, product and services to developments in technologies and to new and changing customer needs (in particular in relation to the manufacturing of end parts). We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products, services and technologies. However, there can be no assurance that we will be able to:

•	maintain and enhance the market share of our current products, services and technologies;

•	enhance our existing product, services and technologies;

•

develop new products, services and technologies that address the increasingly sophisticated and varied needs of prospective end-users (including in the emerging market of using additive manufacturing for end parts instead of prototypes);

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

To remain competitive, we invest, and intend to continue to invest, significant amounts in various research and development programs. There can be no assurances, however, that these research and development programs will improve our existing additive manufacturing software solutions, products and services or create new software, products or services. Even if some of these programs are successful, it is possible that the new software, products or services developed from such programs will not be commercially viable, that new 3D printing technologies that we, or others, develop will eventually supplant our current 3D printing technologies, that changes in the manufacturing or use of 3D printers will adversely affect the need or demand for our software, products or services or that our competitors will create or successfully market 3D printing technologies that will replace our solutions, products and services in the market. As a result, any of our software solutions, products or services may be rendered obsolete or uneconomical and our significant investments in all or some of our research and development programs may be lost.

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

In the Materialise Software segment, the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. Additionally, there are certain open source software applications that are being offered free of charge or for a nominal fee that can place additional competitive pressure on us. 3D printer manufacturers, which closely work with their customers, may also successfully bundle their own software solutions with their equipment, which may make our independent software solutions obsolete. In addition, companies that have greater financial, technical, sales and marketing and other resources, including market leaders with significant in-house capacities in software development, or existing computer-aided design, or CAD, or computer-aided manufacturing, or CAM, software providers, are entering the additive manufacturing market and may very rapidly gain a significant share of the markets that we target (including through the acquisition of startup and scale-up companies that are active in the development and sale of additive manufacturing software tools).

In the Materialise Medical segment, medical device companies are investing in 3D printing solutions that may compete with our software solutions, products and services. Companies that initially rely on us to enter the additive manufacturing market for medical applications may, as they gain experience and as 3D printing technology gains strategic importance, decide to develop their own in-house solutions and enter the market themselves with their own software, products or services, thus becoming competitors and denying us continued access to their distribution channels. In addition, startup and scale-up companies, as well as companies that have greater financial, technical, sales and marketing and other resources, are entering the additive manufacturing market and may very rapidly gain a significant share of the markets that we target.

In the Materialise Manufacturing segment, as additive manufacturing gains importance as a strategic technology, our customers are likely to bring 3D manufacturing in-house and reduce or even discontinue using our 3D printing services. In addition, competitors with more efficient or profitable business models, superior techniques or more advanced technologies may take market share away from us. Also, in certain specific markets that our Materialise Manufacturing segment targets, including, among others, the shoe wear, eyewear and fixtures markets, established players may develop their own competitive solutions or may engage in collaborations with competitors of ours, preventing us from gaining a viable position in these markets.

Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenue and operating margins and loss of market share, any of which would likely harm our results of operations.

We rely on collaborations with users of our additive manufacturing solutions to be present in certain large-scale markets and, indirectly, to expand into potentially high-growth specialty markets. Our inability to continue to develop or maintain these relationships in the future could harm our ability to remain competitive in existing markets and expand into other markets.

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

Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately, or at all.

The industrial and medical industries are generally dominated by conventional production methods with limited use of additive manufacturing technology in certain specific instances. If additive manufacturing technology, in particular, but not limited to, for the production of end parts, does not gain more mainstream market acceptance, or gains market acceptance at a significantly slower pace than currently expected, or if the marketplace adopts additive manufacturing based on a technology other than the technologies that we currently use or serve (including in the medical, eyewear, footwear and fixtures markets that we target), we may not be able to meet our growth objectives or increase or sustain the level of sales of our additive manufacturing software solutions, products and services, and our results of operations would be adversely affected as a result.

We are dependent upon sales to certain industries.

Our revenue from products is currently relatively concentrated in the industrial and medical industries, and particularly in the automotive and orthopedic/cranio-maxillofacial segments within such industries, respectively, and we expect additional growth to come from certain other specific markets, such as the eyewear and the footwear markets. To the extent any of these industries experience, or continue to experience, a downturn, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our 3D printing software, products and services, it may adversely affect our results of operations.

If our relationships with suppliers, including with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

We purchase consumables and other components that are used in our production from third party suppliers. We currently use only a limited number of suppliers for several of the consumables for our print materials. Our reliance on a limited number of vendors involves a number of risks, including:

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

The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing a cloud-based platform to offer our software.

We offer most of our current software products through on-premises licensing (either on a perpetual or annual basis). We believe the industrial software market is evolving to SaaS (Software as a Service) and other cloud-based models of software deployment where software providers typically license their applications to customers for use as a service on demand through web browser technologies.. While we are developing a cloud-enabled platform to offer our software products either by means of a SaaS or a cloud-based subscription model, there is no guarantee that we will be able to complete this platform successfully or in a timely manner or that our platform will be adopted by customers over other platforms.

A SaaS or cloud-based “pay per use” software offering differs significantly from the perpetual and annual licensing models that we currently offer. An increase in the prevalence of SaaS and cloud-based delivery models offered by us or our competitors could unfavorably impact the pricing of our on-premises software offerings and have a dampening impact on overall demand for our on-premises software product offerings, which could reduce our revenues and profitability. In addition, to the extent that demand for our SaaS or cloud-based offerings increases in the future, we may experience volatility in our reported revenues and operating results due to the differences in timing of revenue recognition between our perpetual and annual software licenses and our SaaS and cloud-based offering arrangements.

Furthermore, any SaaS or cloud-based software products we develop may reside upon and be hosted by third party providers. A security breach, whether of our products, of our customers’ network security and systems or of third party hosting services, could disrupt access to our customers’ stored information and could lead to the loss of, damage to or public disclosure of our customers’ stored information.

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

We face significant operational risks as a result of doing business internationally, including, among others:

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

We maintain important software research and development and engineering centers in Malaysia and Ukraine. In Malaysia, the government may exercise substantial control over certain sectors of the economy through regulation and state ownership. In Ukraine, the political and economic situation, in general, and the relations among Ukraine, United States, the European Union and Russia, in particular, remain unstable. We continue to monitor the situation in Ukraine and have a risk mitigation plan designed to limit the impact on our operations in case of escalation of the instability in that region. However, escalation could have a significant impact on our operations, in particular in the event where internet services would no longer be available in Ukraine or where the situation would become such that our employees would no longer be able to work from their homes. Our facility in Ukraine does not focus on sales to the Ukrainian market and mainly provides supporting activities for our global operations. Any material disruption of these supporting activities, however, could significantly impact our ability to further develop our products and to continue to service our customers globally. Moreover, changes in the laws and regulations of Malaysia or Ukraine, or in their interpretation or enforcement, including with respect to operations such as ours, which rely to a large extent on local private entrepreneurs, may significantly impact our activities in Malaysia or Ukraine, which would limit our future growth and adversely affect our results of operations. In addition, in August 2019, we acquired a 75% interest in Engimplan, a Brazil-based manufacturer of orthopedic and cranio-maxillofacial (CMF) implants and instruments and in December 2020, we acquired the remaining 25% interest in Engimplan, making us Engimplan’s sole shareholder (through our Brazilian subsidiary). Brazil has experienced recent political and economic uncertainty and instability, including as a result of country-wide money laundering and corruption probes. Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our results of operations.

Our international operations pose currency risks, which may adversely affect our results of operations and net income.

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2020, 66% of our revenue was generated, and approximately 68% of our total costs were incurred in euros. As we continue to expand internationally, our exposure to currency risks will increase. Historically, we have not managed our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

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

If we complete an acquisition or investment, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, suppliers, employees, financial markets or investors. Furthermore, future acquisitions or investments could pose numerous additional risks to our operations, including:

•	problems integrating the purchased business, products, services or technologies;

•	challenges in achieving strategic objectives, cost savings and other anticipated benefits;

•	increases to our expenses;

•	the potential write down of assets or goodwill acquired in the context of an acquisition or investment;

•	due diligence investigations failing to discover undisclosed liabilities or risks affecting the acquired businesses;

•	the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;

•	inability to maintain relationships with key customers, vendors and other business partners of our current or acquired businesses;

•	diversion of management’s attention from their day-to-day responsibilities;

•	difficulty in maintaining controls, procedures and policies during the transition and integration;

•	entrance into marketplaces where we have no or limited prior experience and where competitors have stronger marketplace positions;

•	potential loss of key employees, particularly those of the acquired entity; and

•	historical financial information may no longer be representative or indicative of our results as a combined company.

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

We make significant efforts to maintain the security and integrity of our product source code and computer systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These threats include identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, advanced persistent threat (APT), application centric attacks, peer-to-peer attacks, phishing, backdoor trojans and distributed denial of service (DDoS) attacks. Any of the foregoing could attack our products and computer systems. Despite significant efforts to create and continuously reinforce the security barriers to such programs, it is virtually impossible for us to entirely eliminate this risk. Like all software products and computer systems, our software products and computer systems are vulnerable to such cyber-attacks, and our computer systems have been subject to certain cyber security incidents in the past. The impact of cyber-attacks could disrupt the proper functioning of our software products and computer systems, cause errors in the output of our or our customers’ work, allow unauthorized access to sensitive, proprietary or confidential information of our company, our customers or the patients that we and our customers serve through our medical solutions. Moreover, as we continue to invest in new lines of products and services we are exposed to increased security risks and the potential for unauthorized access to, or improper use of, the information of our product and service users. If any of the foregoing occur, our reputation may suffer, customers may stop buying our products or services, we could face lawsuits and potential liability, and our results of operations could be adversely affected.

We rely on third-party technology, platform, carriers, server and hardware providers, and a failure of service by these providers could adversely affect our business and reputation.

We rely upon a third-party provider to host our main servers. If this provider is unable to handle current or higher volumes of use, experiences any interruption in operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against our third party hosting provider in the event of a failure of service. A failure or limitation of service or available capacity by our third party hosting provider could adversely affect our business and reputation.

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

We have seven production service centers in Europe, the United States, Brazil and Japan, including our principal 3D printing service center located in Leuven, Belgium. If the operations of these facilities are materially disrupted, whether by fires or other industrial accidents, extreme weather, natural disasters, labor stoppages, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenue on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume providing 3D printing services. Such a disruption could have an adverse effect on our results of operations.

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

Even a partially uninsured claim of significant size, if successful or if settled for a substantial amount of money, could have a material adverse effect on our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time defending these claims and our reputation could suffer, any of which could adversely affect our results of operations.

Current and future global economic uncertainties and political conditions may adversely affect our results of operations.

Our results of operations could be substantially affected not only by global economic conditions, but also by local operating, economic, public health or environmental conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges that are unusual or non-recurring. Certain macroeconomic events, such as adverse conditions in the global economy, including with the continuing market disruptions caused by the containment measures taken by almost all countries in response to the coronavirus pandemic, the consequences of the exit by the United Kingdom from the European Union (commonly referred to as “Brexit”) and the economic and political challenges facing China, Brazil, the United States, and certain Eurozone countries, could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. These economic developments could affect us in numerous ways, many of which we cannot predict. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, or the effects these disruptions and conditions could have on us.

In addition, political and economic developments could also result in changes to legislation or reformation of government policies, rules and regulations, including in relation to tax and trade. Such changes could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability. For example, on January 31, 2020, the United Kingdom ceased to be a member state of the European Union, and, on December 31, 2020, the United Kingdom ceased to be part of the E.U. single market and customs union, as well as all E.U. policies and international agreements. As a result, the free movement of persons, goods, services and capital between the United Kingdom and the European Union ended, and the European Union and the United Kingdom formed two separate markets and two distinct regulatory and legal spaces. On December 24, 2020, the European Commission reached a trade agreement with the United Kingdom on the terms of its future cooperation with the European Union, which we refer to as the “Trade Agreement”. The Trade Agreement offers U.K. and E.U. companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas; however, economic relations between the United Kingdom and the European Union will now be on more restricted terms than existed previously. We cannot predict at this time the full impact that Brexit, the Trade Agreement or any future agreements or arrangements that may be implemented between the United Kingdom or the European Union may have on our business, operations and financial results.

Moreover, significant changes in U.S. tax and trade policies, including tariffs and government regulations affecting trade between the United States and other countries, could have an adverse effect on us. For example, trade relations between the United States and China were, at times, significantly strained during the presidency of Donald Trump, as both countries imposed increased tariffs on the importation of certain product categories. While it is not possible to predict the tax and trade policies for China under President Biden’s administration, the implementation of a border tax, tariff or higher customs duties on our products imported into the United States or on raw materials we import into the United States, or any potential corresponding actions by other countries in which we do business, could negatively impact our financial performance. In addition, other countries may change their business and trade policies in anticipation of or in response to increased import tariffs and other changes in the United States’ trade policy and regulations, which could also negatively impact our financial performance.

We face potential liability related to the privacy and security of personal information we collect.

In particular, but not exclusively, in connection with our Materialise Medical segment and the personalized wearables business we are pursuing within our Materialise Manufacturing segment, we may have access to personal information that is subject to a number of U.S. federal and state, E.U. and other applicable foreign laws protecting the confidentiality of certain patient health or other private information, including patient records, and restricting the use and disclosure of that protected information.

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

In the European Union, the General Data Protection Regulation, or the GDPR, was passed on May 24, 2016, and replaced the E.U. Data Protection Directive when it came into force on May 25, 2018. GDPR introduced new data protection requirements in the European Union, unprecedented regulatory risk for non-compliant data processors and controllers and sizeable penalties for serious breaches—up to €20 million or 4% of global turnover, whichever is higher. The GDPR also significantly expands the territorial reach of existing E.U. data protection and privacy rules. Our business processes have been and continue to be modified in order to incorporate the requirements of the GDPR. In addition, in connection with its withdrawal from the European Union, the United Kingdom has implemented the GDPR as of January 1, 2021 (as it existed on December 31, 2020 but subject to certain U.K.-specific amendments), or U.K. GDPR.

In ensuring continued compliance with the E.U. regime, our transfer of any personal data from the European Union to the United States must be done in a manner which satisfies E.U. cross-border data transfer requirements. The E.U.-U.S. Privacy Shield, which had been adopted by the United States and the European Union as a framework for protecting the fundamental rights of anyone in the European Union whose personal data is transferred to the United States for commercial purposes, was subsequently invalidated by the European Court of Justice on July 16, 2020 for not meeting E.U. regulatory requirements. We are investigating and undertaking appropriate steps to mitigate the risks caused by the invalidation of the Privacy Shield.

In addition, the use and disclosure of personal health and other private information is subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with European governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. For example, each of the GDPR and the U.K. GDPR contains rules relating to the collection and processing of personal information, which are not identical to the current rules under national privacy laws and which contain more strict provisions. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws could create material liability to us, result in adverse publicity and negatively affect our medical business.

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

Our medical products are subject to rigorous regulation by the European Commission, the U.S. Food and Drug Administration, or the FDA, and numerous other applicable governmental authorities. In general, the development, testing, manufacturing and marketing of our medical products are subject to extensive regulation and review by numerous governmental authorities in the European Union, the United States, the United Kingdom, Canada, Brazil, Japan and Australia, and in other markets where we are currently active or may become active in the future. The regulatory process requires the expenditure of significant time, effort and expense to bring new medical products to market, and we cannot be certain that we will receive regulatory approvals, certifications or registrations in any country in which we plan to market our medical products.

The laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. For example, to market our medical products within the member states of the European Union, we are required to comply with the European Medical Device Directive. Under the European Medical Device Directive, all medical devices except custom-made and investigational devices must bear the CE mark. To obtain authorization to affix the CE mark to our medical products, a recognized European notified body must assess our quality systems and the product’s conformity to the requirements of the European Medical Device Directive. Recently, this process has been impacted by the general lack of capacity of notified bodies properly designated under the new E.U. Medical Device Regulation, which will become effective on May 26, 2021, as well as difficulties due to the COVID-19 pandemic in executing on-site audits. These issues may delay the (re)certification and commercialization of our new or updated medical products in the European Economic Area, or EEA. Similarly, in the United States, we are required to obtain clearance or approval from the FDA prior to marketing our medical products.

The regulatory approval process outside the European Union and the United States may include all of the risks associated with obtaining CE or FDA clearance or approval in addition to other risks. Clearance or approval by the FDA in the United States, or conformity assessment and affixing a CE mark in the EEA does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries. We may be required to perform additional pre-clinical or clinical studies even if FDA clearance or approval, or the right to bear the CE label, has been obtained. We may not obtain regulatory approvals or certifications outside the European Union and the United States on a timely basis, if at all. If we fail to receive necessary approvals to commercialize our medical products in jurisdictions outside the European Union and the United States on a timely basis, or at all, our medical business, financial condition and results of operations could be adversely affected.

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

In addition, we are required to implement and maintain stringent reporting, labelling and record keeping procedures and make our facilities and operations subject to periodic inspections, both scheduled and unannounced, by the regulatory authorities. The medical device industry is also subject to a myriad of complex laws and regulations governing reimbursement, which varies from jurisdiction to jurisdiction in the European Union and which includes Medicare and Medicaid reimbursement in the United States as well as healthcare fraud and abuse laws, with these laws and regulations being subject to interpretation. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In certain public statements, governmental authorities have taken positions on issues for which little official interpretation was previously available. Some of these positions appear to be inconsistent with common practices within the industry but that have not previously been challenged.

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

In many of the countries in which we market our medical products, we are subject to regulations affecting, among other things, clinical efficacy, product standards, packaging requirements, labelling requirements, import/ export restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our medical surgical guides, models, implants and software products in these countries are similar to those of the European Commission and the FDA. In addition, in many countries the national health or social security organizations require our medical products to be qualified before they can be marketed with the benefit of reimbursement eligibility. Failure to receive or delays in the receipt of relevant foreign qualifications also could have a material adverse effect on our medical business, financial condition, results of operations and cash flows.

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

In addition, in the future there may continue to be additional proposals relating to the reform of the healthcare systems of the United States, the European Union, any individual Member State of the European Union or any other jurisdiction where we may operate. For example, on April 5, 2017, the Medical Devices Regulation (Regulation (EU) 2017/745) was adopted. Subject to any postponement of the implementation of the Medical Devices Regulation by the European Council and European Parliament, the regulation will become effective on May 26, 2021. Once effective, the new regulation will, among other things:

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

Furthermore, initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in markets where we do business. We could experience a negative impact on our results of operations due to increased pricing pressure in certain or all of the markets in which we operate. Governments, hospitals and other third party payors could reduce the amount of approved reimbursements for our products. Reductions in reimbursement levels or coverage or other cost-containment measures could unfavorably affect our future results of operations.

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

The relevant governmental authorities may require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers, on their own initiative, may recall a product if any material deficiency in a device is found. A government mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labelling defects or other deficiencies and issues. Recalls of any of our medical products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. Any recall could impair our ability to produce our medical products in a cost-effective and timely manner in order to meet our customers’ demands. We also may be required to bear other costs or take other actions that may have a negative impact on our future revenue and our ability to generate profits. We may initiate voluntary recalls involving our medical products in the future that we determine do not require notification of the relevant regulatory body. If a governmental agency disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our revenue. In addition, the relevant authority could take enforcement action for failing to report the recalls when they were conducted.

Alternative medical solutions could outperform the solutions we offer, rendering our solutions obsolete.

Our Materialise Medical segment products and services compete with other innovative technologies that offer similar medical solutions. In addition, many of our competitors are continuing to innovate in the subsegments of the market that we seek to address. For example, our 3D printed surgical guides compete with robotics and navigational solutions, which offer alternative methods to guide a surgeon during an intervention. These current and future alternative technological solutions could outperform the solutions we offer and render our solutions, obsolete.

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

In the EEA, we must comply with the E.U. Medical Device Vigilance System, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents must be reported to the competent authorities of the Member States of the EEA. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labelling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. Incidents are evaluated by the EEA competent authorities to whom they have been reported, and where appropriate, information is disseminated between them in the form of National Competent Authority Reports. The E.U. Medical Device Vigilance System is further intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States of the EEA where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

Our Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the U.S. Quality System Regulation, which is costly and could subject us to enforcement action.

We are subject to the regulations of various jurisdictions regarding the manufacturing process for our medical products, including the requirements of ISO 13485. Within the United States, we are required to comply with the Quality System Regulation, which covers, among other things, the methods of documentation of the design, testing, production, control, quality assurance, labelling, packaging, sterilization, storage and shipping of our medical products. Compliance with these regulations is costly and time-consuming. In addition, the FDA enforces the Quality System Regulation through periodic announced and unannounced inspections of manufacturing facilities. The failure by a manufacturer to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

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

•

U.S. federal false claims laws which prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third party payors that are false or fraudulent;

•

HIPAA, and its implementing regulations, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

•

U.S. state laws analogous to each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third party payor, including commercial insurers, and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts; and

•

similar foreign laws and regulations governing healthcare fraud and abuse, patient data privacy, interactions with healthcare professionals and related laws and regulations that apply to us in the countries in which we operate.

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

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third party claims as a result of litigation or other proceedings.

In connection with the enforcement of our intellectual property rights, opposing third parties from obtaining patent rights or disputes related to the validity or alleged infringement of our or third party intellectual property rights, including patent rights, we have been and may in the future be subject or party, directly or indirectly, to claims, negotiations or complex, protracted litigation.

While we strive to avoid infringing the intellectual property rights of third parties, we cannot provide any assurances that we will be able to avoid any claims, directed against us directly or against our collaboration partners or our other customers, that our products and technology, including the technology that we license from others, infringe the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. Moreover, the patent landscape in the different fields in which we operate is heavily occupied and freedom to operate examinations are costly and time-consuming. We have not obtained extensive freedom to operate reports in the past for each and all of our products and services, nor do we intend to install on a general basis freedom to operate examinations for our future products and services. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products or services in the different fields in which we operate, or our collaboration partners or our other customers may seek to invoke indemnification obligations to involve us in such intellectual property infringement claims. Furthermore, although we maintain certain procedures to help to ensure that the items we 3D print on behalf of customers do not infringe upon the intellectual property rights of others, we cannot be certain that our procedures will be effective in preventing any such infringement.

Intellectual property disputes and litigation, regardless of the merit or resolution, could cause us to incur significant costs in enforcing, or responding to, defending and resolving such claims. In addition, such claims can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, by prohibiting or otherwise impairing our ability to commercialize new or existing products or services and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights, including any such action commenced by us, could limit the scope of our intellectual property rights and the value of the related technology. Third party claims of intellectual property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our sales agents and end-users. In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third party intellectual property rights for use in our products and services or developing non-infringing substitute technology. Any of the foregoing developments may have a material adverse effect on our business, financial condition and results of operations.

We cannot predict the outcome of a lawsuit in which we are involved.

In addition, on May 6, 2020, we received a written notice and request for indemnification from Zimmer Biomet, which had been named as a defendant in a patent infringement suit filed by Osteoplastics, LLC on March 20, 2020 in the United States District Court for the District of Delaware. Zimmer Biomet based its request for indemnification on the terms of its license and distribution agreement with us. The complaint alleges infringement by Zimmer Biomet of four U.S. patents. The allegedly infringing products include certain instruments allegedly manufactured with certain of our software. The litigation is currently in the early stages of discovery and the case is scheduled for trial in October 2022. We have entered into a cost-sharing agreement with Zimmer Biomet pursuant to which we have exercised our right to assume and control the defense of the action related to the products covered by our indemnity obligations. We have also filed petitions requesting a review of the patents asserted by Osteoplastics by the U.S. Patent and Trademark Office, as well as other patents asserted by Osteoplastics in certain other actions brought against third party defendants. We believe there are meritorious defenses to the complaint and intend to contest it vigorously. However, an adverse resolution of this litigation could have an adverse effect on our results of operations, financial condition or cash flows in the period in which the litigation is resolved. No amounts have been accrued for this loss contingency.

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

Members of our board of directors and senior management beneficially owned approximately 60.6% of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of April 24, 2021. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our restated articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our restated articles of association provide that, as long as Wilfried Vancraen, our founder and Chief Executive Officer, Hilde Ingelaere, an Executive Vice President of our company who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

The dilutive effect of our warrants could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants, as of December 31, 2020, there were outstanding granted warrants to subscribe for an aggregate of 407,722 ordinary shares at a weighted average exercise price of €7.92 per share. The warrants likely will be exercised if the market price of the ADSs equals or exceeds the applicable exercise price. To the extent such securities are exercised, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

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

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial statements prepared under generally accepted accounting principles in Belgium, or Belgian GAAP. In addition, in accordance with Belgian law and our restated articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our statutory non-consolidated accounts (prepared in accordance with Belgian GAAP) to a legal reserve until the reserve equals 10% of our share capital. Our legal reserve currently does not meet this requirement. As a consequence of these facts, there can be no assurance as to whether dividends or other distributions will be paid out in the future or, if they are paid, their amount.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2021. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2020, 1.9% of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

Although we have implemented an internal control system and devoted significant resources to internal audit, accounting, IT and other functions to improve our internal control system, our compliance with Section 404 will require that we incur further substantial accounting expenses and continue to expend significant management efforts to further implement and maintain our internal control system. We may not be able to further implement or maintain an effective internal control system or complete our evaluation, testing and any required remediation in a timely fashion. In connection with the preparation of this annual report, during the evaluation and testing process, we identified material weaknesses in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2020. See “Item 15. Controls and Procedures.” We cannot assure you that we will be able to remedy the material weaknesses in a timely fashion or at all, or that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy any of the material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

In order to satisfy our obligations as a U.S. public company, we may need to hire or engage additional qualified accounting and financial personnel and consultants with appropriate experience.

As a U.S. public company, we are required to establish and maintain effective internal control over financial reporting and disclosure controls and procedures. In order to establish and maintain this control environment, we have hired accounting and financial personnel and engaged consultants with experience and technical accounting knowledge, but we may need to hire or engage additional personnel and consultants to further our efforts. It is difficult to recruit and retain qualified personnel and consultants, and our operating expenses and operations have been and may continue to be impacted by the costs of their employment or engagement. Further, these efforts may divert management’s attention from their day-to-day responsibilities.

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

We are organized as a limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law. From a Belgian corporate law point of view, we do not qualify as a listed company (genoteerde vennootschap / société cotée) because none of our securities are listed on any regulated market in the EEA. The Belgian corporate law provisions that are applicable to Belgian listed companies do therefore not apply to us. Furthermore, we are not subject to most of the disclosure obligations applicable to Belgian listed companies. As a result, shareholders of our company may not enjoy certain of the rights and protection generally afforded to shareholders of a Belgian listed company. You should also be aware that the rights provided to our shareholders under Belgian corporate law and our restated articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.

Under Belgian corporate law, except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the shareholders’ meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. For additional information on these and other aspects of Belgian corporate law and our restated articles of association, see “Item 10. Additional Information—B. Memorandum and Articles of Association.” As a result of these differences between Belgian corporate law and our restated articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our company than you would as a shareholder of a U.S. corporation.

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

Except under limited circumstances, only the board of directors may call a shareholders’ meeting. Shareholders who collectively own at least 10% of the ordinary shares of our company may require the board of directors or the statutory auditor to convene a special or an extraordinary general meeting of shareholders. As a result, the ability of individual holders of the ADSs or ordinary shares to influence the governance of our company is limited.

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

In accordance with Belgian corporate law, our restated articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited by resolution of our shareholders’ meeting or the board of directors. Our shareholders’ meeting or board of directors may cancel or restrict such rights in future equity offerings. In addition, certain shareholders (including those in the United States, Australia, Canada or Japan) may not be entitled to exercise such rights even if they are not cancelled unless the rights and related shares are registered or qualified for sale under the relevant legislation or regulatory framework. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

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

After acquiring 75% of the shares of Engimplan on August 6, 2019 through a combined acquisition of existing and new shares through our Brazilian subsidiary Engimplan Holding Ltda., or Engimplan Holding, we acquired the remaining 25% interest in Engimplan in December 2020 in exchange for Engimplan’s spinal implant business line, which was non-strategic for us. This acquisition made us Engimplan’s sole shareholder (through Engimplan Holding). Engimplan is a Brazil-based manufacturer of orthopedic and CMF implants and instruments. As part of these transactions, we have gained access to Engimplan’s local production facility and we intend to expand Engimplan’s portfolio with our 3D printed implants and expertise and leverage Engimplan’s existing partner and distribution network in Brazil. We believe that the combination of our expertise in 3D printed medical solutions and Engimplan’s innovative product portfolio will help accelerate the introduction of 3D printed, personalized implants and instruments in the Brazilian market.

On November 9, 2020, we acquired the remaining 50% of the shares and voting interests in RS Print, making us RS Print’s sole shareholder. In addition, we acquired substantially all of the assets of RS Scan.

On October 30, 2020, we incorporated a wholly-owned subsidiary in South Korea.

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

Capital Expenditures (Property Plant and Equipment and Intangible Assets)

Our capital expenditures amounted to €17.7 million, €15.7 million and €20.1 million for the years ended December 31, 2020, 2019, and 2018, respectively. In 2020, our main capital expenditures were €2.8 million for office software, €2.2 million for our internal digital transformation program, €0.7 million for medical projects, €4.9 million for a new building in Germany and €7.1 million for new machinery and installations in Belgium, Germany, Poland, Brazil and the United States In 2019, our main capital expenditures were €0.8 million for a cleanroom in Belgium, €1.2 million for a new building in Germany, €1.1 million for medical projects and €8.8 million for new machinery and installations in Belgium, Poland, Germany and the United States.

B. Business Overview

Our Mission

Our mission is to innovate product development that results in a better and healthier world, through our software and hardware infrastructure, and an in-depth knowledge of additive manufacturing.

Our Company

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. With our knowledge, products and services, we empower our customers’ use of additive manufacturing technology, in general, and we enable certain specific and significant applications of additive manufacturing, in particular. In both instances, we seek to empower the choice for sustainability through the use of additive manufacturing.

The customers of our general software tools and 3D printing services are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. The significant additive manufacturing applications that we are more deeply and more directly involved in currently include applications for cranio maxillo facial, eyewear, footwear and measurement fixtures.

As of December 31, 2020, our team consisted of 2,163 full-time equivalent employees, or FTEs, and fully dedicated consultants. Our portfolio of intellectual property featured 307 patents and 167 pending patent applications as of December 31, 2020. For the year ended December 31, 2020, we generated € 170.4 million of revenue, representing a 13.3% decrease over the prior year, a net loss of € 7.3 million and Adjusted EBITDA of € 20.4 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

Our Core Competencies

Our established and proven business model integrates our three research-based core competencies: (i) software development, (ii) 3D printing, and (iii) engineering for 3D printing, which act as complementary incubators for our new products and function as integrated support centers for our existing products. The interaction and synergies among our software development, 3D printing and engineering teams position us well to continuously develop and support innovative applications of 3D printing that often integrate all three core competencies.

Software Development (Software). Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. As a result of our continued deployment over the course of 30 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Streamics, have evolved into industry-leading flagship products. Our software development team works in close partnership with the commercial groups that are active in our various market segments through project teams that support our various products and services. These project teams rely, in turn, on research and development groups that develop libraries of software code that can be shared in multiple products and services across various markets. We have an established quality management system for the development of our software products that is ISO 9001:2015 certified. We are also ISO 13485:2016 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States.

3D Printing (Hardware). As a pioneer in the additive manufacturing industry, we believe we have an extensive history of 3D printing millions of parts utilizing a broad array of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group, which operates in an ISO 9001:2015-certified quality management system, in an ISO 13485:2016-certified system for the production of medical devices, and in an EN9100:2016 as well as EASA Part 21G POA certified system for the production of plastic aerospace parts, has its own maintenance and research team that utilizes an in-house laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment. As of December 31, 2020, we operated a total of 188 3D printers, six vacuum casting machines and 30 computer numeric control, or CNC, machines at these service centers. (See “—Manufacture and Supply” for more detailed information about the printers we operate).

Engineering (Mindware). Our engineering expertise is integral to our entire business, as it enhances our software development and 3D printing expertise. Our engineers work in teams that support customers in different market segments. These teams work directly with our customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions we provide. Our engineering teams have particular expertise in industrial and medical applications, including patient-specific surgical guides, models and implants with the applicable market clearances. Our teams are highly specialized, especially in the medical field, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. Our engineers operate within the framework of a certified quality management system. Our engineering teams make extensive use of our proprietary software tools and have direct access to our 3D printing center where developments can be tested in an actual production environment.

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

Our discussion below of the growth opportunities for each of our market segments is based on our medium- and long-term expectations for these segments. In the short term, we expect both the 3D printing industry and our business will be impacted by the current coronavirus pandemic, although we cannot predict with certainty the impact the pandemic will have. For more information, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information” below.

Our Materialise Software Segment

In our Materialise Software segment, we offer proprietary software worldwide through programs and platforms that enable companies to set up efficient, reliable and sustainable 3D printing production. Our software supports large corporations producing at volume, either through significant serial manufacturing or mass customization. Our software also supports 3D printing services bureaus both large and small that are producing a wide variety of different parts for their customers. In all of these environments, we believe our software enables both operational excellence and flexibility. We also work directly with the global main 3D printing machine manufacturers to enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of industrial 3D printers, and various software applications and capturing technologies, including CAD/CAM packages and 3D scanners, by enabling data preparation and process planning and execution. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, such as Sindoh Co. Ltd., EOS GmbH, Essentium Inc., HP Inc., The ExOne Company, Renishaw PLC, SLM Solutions Group AG, Stratasys Ltd., Trumpf GmbH &

Co. KG, Uniontech Corporation and Voxeljet AG. In addition, we have entered into partnership agreements with leading CAD, CAM and product lifecycle management, or PLM, companies such as Siemens, HCL Technologies Ltd., or HCL, and PTC, for the integration of our additive manufacturing technology into Siemens’ NX software, HCL’s CAMworks, and PTC’s Creo software. This enables the streamlining of the design to manufacturing process for products being produced using additive manufacturing. We offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with almost all 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who can benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems of OEMs.

As of December 31, 2020, our Materialise Software segment had a team of approximately 285 FTEs and fully dedicated consultants, with approximately 35.8% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts, hardware controller sales for our Materialise Controllers and custom software development services. Additionally, we offer consultancy and training services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. In 2020, we also announced a number of cloud-based solutions that are scheduled to be released over the course of 2021. We intend to establish appropriate cloud and platform licensing and usage models gradually as the market demand for these products develops. We charge our custom software development services either on a time and material or on a fixed-cost basis. For the years ended December 31, 2020, 2019 and 2018, our Materialise Software segment generated revenue of € 39.1 million, € 41.7 million and €37.4 million, respectively 22.9%, 21.2% and 20.2% of our total revenue, respectively 6.2% decrease and 11.5%, 4.5% growth over the prior year, respectively.

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

Users of Magics Essentials and Magics Print can upgrade to our expert Materialise Magics platform in case they want the full data and build preparation functionality at their disposal in one package, potentially extended with the above mentioned specialty modules.

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

•

3-maticSTL. 3-maticSTL is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing STL files. Using Materialise consultancy services, targeted design automation solutions can be created for specific workflows.

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

•

Build Processors. We work in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. Our build processors automatically translate the 3D model data into layer data to provide sliced geometry and can link the latter with the appropriate build parameters to feed the machine control software. Another key benefit of our build processors is that they allow for a two-way communication between Magics and 3D printers. In essence, the build processor not only tells the machine what to do, but is also capable of receiving feedback from the machine allowing the operator to trace and store data on specific jobs for quality control and other purposes. Our machine control software interprets sliced build data that is transferred to 3D printers and steers such machines, helping to ensure smooth and trouble-free production. We also develop the metal build processors in Materialise Bremen and as a consequence we are able to cover a wide range of metal 3D printers. Furthermore, licensing and integrating our build processor framework, companies such as Siemens and PTC can also leverage the extensive ecosystem of build processors we have developed together with OEMs. Powered by our build processor framework and the appropriate build processor, users of Siemens and PTC CAD packages can seamlessly connect directly to the printer from within the CAD application.

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

•

Materialise Storefront: a new cloud-based e-commerce solution, announced in 2020 and intended to launch in 2021, which automates the intake and sales process of 3D printing factories and facilitates communication with customers. It is targeted at both internal and external service bureaus that deal with many incoming print orders per day and want to automate a number of these intake processes in an online environment. Storefront is a full e-commerce and CRM solution in one platform. It supports automatic and manual price calculation and quoting, AM data preparation, order management and integration with payment and shipment providers. Magics Storefront can be used as a standalone solution, but it also offers out-of-the-box integration with Materialise Streamics and Magics software.

•

Materialise Process Tuner: an intuitive online platform that helps manufacturing companies, service bureaus and machine builders speed up the process tuning that is required for mass-manufacturing 3D printed parts. This allows them to reduce the cost and waste associated with printing hundreds of test samples before finding the optimal process parameters. The Materialise Process Tuner makes it possible to drastically reduce the amount of physical test prints required to find the optimal print settings. It builds on three decades of 3D printing experience and allows companies to scale up their 3D printing operations in a more sustainable way through advanced automation, artificial intelligence and smart simulations to predict sub-optimal prints. The Materialise Process Tuner can be accessed via a web-browser as well as through an API, making it the company’s first cloud-native Magics application. Companies can also choose to deploy and run the application on site.

Sales and Marketing. We market and distribute our software directly through our sales force as well as through our own website and third party distributors. Our Belgian team oversees our global marketing strategy and sales processes. Our local field office employees manage sales for particular markets and provide pre- and post-sales technical support to our customers. We also utilize a growing network of distributors and resellers to bring our solutions to specific regions or market segments. In addition, machine manufacturers and their local dealers often distribute our software products together with their 3D printers, with our software enhancing the printers’ value proposition and broadening the suite of applications available to the machines. Our sales force will typically follow up on these OEM or distributor sales to offer follow on products and services to the machine users. We intend to continue focusing on managing sales by third party distributors through our “channel partner program”, which is designed to provide our resellers and distributors with valuable resources and support in order to assist them in achieving their sales goals. We believe that this focus has led to an increase of approximately 15% in third party distributor sales in the year ended December 31, 2020.

Customers. We believe we have a reputation for providing high-quality software in the marketplace and have strong relationships with leading multinational customers and other key users of additive manufacturing. The customers for our Materialise Software segment include 3D printing machine manufacturers as well as production companies and contract manufacturers in a variety of other industries, such as the automotive, aerospace, consumer goods and hearing aid industries, and external 3D printing service bureaus. Our Materialise Software segment customer base is spread across Asia, Europe and the Americas.

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

As of December 31, 2020, our Materialise Medical segment consisted of approximately 738 FTEs and fully dedicated consultants, with approximately 23.8% based at our headquarters in Belgium and the remaining employees distributed throughout our local offices in Australia, Brazil, China, Colombia, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Medical segment through clinical services and medical software. We sell medical devices that we print for our customers and sell licenses to our medical software packages and software maintenance contracts. We also provide custom software development and engineering services, for which we charge either on a time and material or fixed-cost basis. The majority of the medical devices that we printed in 2020 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners Corin, DJO Surgical, DePuy Synthes, Integra, Lima, Mathys, Smith & Nephew, Stryker and Zimmer Biomet. We also print patient-specific implants that we sell directly to hospitals or distribute through partners such as DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals.

For the years ended December 31, 2020, 2019 and 2018, our Materialise Medical segment generated revenue of € 61.7 million, €60.8 million and €52.3 million, respectively, representing 36.2%, 30.9% and 28.3% of our total revenue, respectively, and 1.5%, 16.4% and 22.0% growth over the prior year, respectively.

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

•

Materialise 3-matic. Materialise 3-matic focuses on anatomical design and is able to combine CAD tools with pre-processing capabilities directly on the anatomical data coming from Materialise Mimics. It enables our customers to conduct thorough 3D measurements and analysis, design a patient-specific implant, a surgical guide, or a benchtop model, and to prepare the anatomical data and/or resulting implants for simulation

•

Materialise OrthoView. Materialise OrthoView is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. The software imports a digital X-ray image from a Picture Archiving and Communication System, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. Materialise OrthoView currently serves more than 15,000 orthopedic surgeons in 60 countries globally, focusing primarily on joint replacements. We acquired OrthoView Holdings Limited in October 2014, and have included the OrthoView solution in our portfolio of pre-operative planning solutions.

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

•

Materialise Mimics Enlight. Materialise Mimics Enlight planning software enables clinicians and hospitals to scale their 3D planning for procedures. Mimics Enlight is based on the strengths of Materialise’s Mimics Innovation Suite and can be applied in various clinical fields.

Mimics Enlight C&V has been created in collaboration with Henry Ford Health System in Detroit, Michigan, and is intended to support patient selection and planning for structural heart and vascular therapy. It currently provides streamlined, easy-to-use clinical workflow for planning complex procedures to correct mitral regurgitation and left atrial appendage. In 2020 Mimics Enlight Lung was developed for planning of segmentectomies on lung cancer patients and it is currently being validated and prepared for submission to the regulatory authorities.

Clinical Services and Products. Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provide doctors with virtual surgical planning services for their review and approval. In most cases, we also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, we deliver 3D printed customized patient-specific medical implants.

In our 3D printing centers in Belgium, Japan and the United States, we have separate production lines for our Materialise Medical segment.

We believe that our medical image-based simulation and planning software and 3D printing technology can assist hospitals and clinicians in solving complex problems, ranging from virtual preparation tools, over patient-specific surgical guides, to patient-specific implants which can contribute to increased quality of life.

Surgeons using our clinical services work together with our clinical engineers to turn their patients’ medical image data into virtual surgical plans, and patient-specific 3D printed precise surgical and customized anatomical models to optimize intervention planning. For indications such as shoulder surgery, we have optimized and automated our 3D planning capabilities to provide surgical plans within a short timeframe and at a high quality that does not require an anatomical model to be provided. Utilizing our SurgiCase tool, surgeons upload CT or MRI medical image data and submit their cases to us, track their cases and review them as interactive virtual 3D models. In the framework of our collaborations with certain leading medical device companies, our SurgiCase tool is rebranded and adapted to the specific product offering and needs of our collaboration partners.

In many cases surgeons use personalized surgical guides or implants to translate the surgical plan into the operating room. Our 3D printed surgical guides include joint replacement guides for knee, shoulder and hip replacement surgeries, osteotomy guides and CMF guides, and our 3D printed implants include hip-revision implants, shoulder and CMF implants. The surgical guides and implants we print for U.S. based patients are FDA-cleared, and to the extent required by law, our medical devices for EEA-based patients bear the appropriate CE labels.

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

We also address certain high value-added, specialty applications by providing the full solution ourselves, including the delivery of implants and guides directly to the hospital or surgeon. Such applications include customized CMF implants and guides, hip revision and shoulder implants in a patented porous matrix configuration and osteotomy guides. Our CMF implants and guides, hip revision, shoulder implants and/or osteotomy guides are currently distributed in Europe, the United States, Canada and Australia. Through Engimplan, we also distribute implants and instruments in Brazil, offering both traditional and 3D printed CMF products as well as a broader portfolio that includes additional new product lines for trauma and sport medicine.

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

Sales and Marketing. We distribute our medical software through our direct sales force, our website and PACS partners (some of which partners also include our OrthoView solutions in their product offering to hospitals) and through our agreements with collaboration partners such as Zimmer Biomet and Depuy Synthes. In specialty markets, we market and distribute our 3D printed medical devices and other clinical services through our experienced engineers who develop a close collaboration with key opinion leaders in each of these market segments.

All our activities in our Materialise Medical segment are coordinated and supervised from our headquarters in Belgium, which supervises product management and sales of our medical devices and software products.

Customers. The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities, research institutes and industrial companies. For the year ended December 31, 2020, partner sales to medical companies collectively represented 50% and total software revenue represented 32% of our total Materialise Medical segment revenue. Most of our other clinical service sales to customers are executed on the basis of single transaction contracts or purchase orders. These contracts and purchase orders lay out the pricing, delivery and other terms of the order.

Collaboration Partners. We collaborate with leading medical device companies and academic institutions for the development and distribution of our surgical planning software, services, and products, including with Zimmer Biomet, DJO Surgical, DePuy Synthes, Integra, Lima, Mathys, Medtronic, Abbott, Corin and the University of Michigan. Pursuant to these arrangements, we develop and license software and sell surgical planning, guides and implants, including for use in the fields of knee and shoulder replacement, CMF and thoracic procedures that our collaboration partners may then distribute under their own brands, together with their own implants, mainly in the United States, Europe, Japan and Australia. In addition, we grant licenses to collaboration partners to use, market and distribute such software or surgical guides and implants. Some of the licenses we have granted to our products and software provide for exclusive rights, including with respect to a particular field of medicine or to the software or product developed during the collaboration, and certain collaboration partners may have rights of first refusal with respect to related products or collaborations. The compensation structures under these arrangements vary and may include an upfront fee, royalties, milestone payments linked to certain targets, and fees for the service, maintenance and training we provide in connection with our software and products.

Competition. In our Materialise Medical segment, we compete with a number of companies that provide image based software, 3D printed surgical models or medical devices, such as 3DSystems, Stratasys, Simpleware, Pie Medical, Within Lab as well as with medical device companies that are developing in-house capacity to offer 3D printed medical devices and related software services.

Growth Opportunities. The Materialise Medical segment is the market where we believe we can most directly realize our mission statement and contribute to a healthier world. We believe that personalized surgical approaches, as a result of their higher predictability and accuracy, lead to improved patient outcomes, fewer complications and increased long-term survival rates. Personalization also drives operational efficiencies by replacing a broad range of instrumentation with tailored versions. This makes surgery more efficient, but also lowers the cost of operational steps like sterilization. We believe that personalized surgical solutions will therefore see an increased adoption in the future.

As a result, we are currently investing significantly in the development of new product offerings and the optimization of existing offerings in terms of cost and lead times, as well as in the expansion of our distribution channel in the various sub-segments of our Materialise Medical segment and in new territories.

As a result of the trend that we see in the medical community towards more patient-specific devices and treatments, as well as towards more advanced planning, a growing number of academic, clinical and commercial researchers are focusing on personalized medical treatments. Because these new products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for safe and stable medical software tools, such as our Mimics Innovation Suite, that can pass significant regulatory scrutiny. We also believe that increasing regulatory requirements provide opportunities for our clinical services as we can leverage our significant medical sector experience and strong quality management systems.

Our medical engineering services offerings, which we continue to build, assist medical device companies in their designs. Our engineers not only serve the CMF and orthopedic fields but also the cardiovascular field where new and customized approaches are being developed and the sizing of devices is an important development area. As product managers in the medical device industry continue to recognize the value of, and need for, specialized advice and assistance in the design of new 3D printable devices, our medical engineering services may grow accordingly.

A growing number of hospitals have adopted personalized solutions and built 3D printing facilities on site for point-of-care printing of these personalized solutions. We believe that there is a growing opportunity to provide our clinical services as well as our software solutions and experience in establishing operations to design personalized solutions in compliance with regulatory requirements.

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

As of December 31, 2020, our Materialise Manufacturing segment consisted of 760 FTEs and fully dedicated consultants, with 26.1% based at our headquarters in Belgium and in RS Print and the remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, India, Italy, Poland, Spain, Ukraine, the United States and the United Kingdom.

On September 21, 2020, we announced a strategic investment in Ditto Technologies Inc., a developer of virtual eyewear try-on platforms. We and Ditto will collaborate to advance the digital transformation in the eyewear industry and support the creation of new and personalized shopping experiences. Ditto partners with retailers, brands and eye care professionals to create personalized shopping experiences for eyewear customers. As part of the digital platform, personalized eyewear frames can also be 3D printed.

On November 9, 2020, we acquired the remaining 50% interest in RS Print, the owner of the Phits personalized insole product line, from our joint venture partner Superfeet, Inc. In addition, we acquired substantially all the assets of RS Scan, including dynamic foot measurement technology. RS Scan is a pioneer and market leader in the development and supply of intelligent foot measurement technology and systems. By consolidating the RS Print and RS Scan technology within our company, we intend to accelerate our research and product development efforts for the personalization of footcare to build a more comprehensive suite of solutions for footcare experts and their patients.

Business Model. We generate revenue in our Materialise Manufacturing segment through the sale of parts that we print for our customers and design and engineering services. We charge for our design and engineering services either on a time or on a fixed-cost basis.

For the years ended December 31, 2020, 2019 and 2018, our Materialise Manufacturing segment generated revenue of € 69.6 million, €94.2 million and €95.0 million, respectively, representing 40.9%, 47.9% and 51.4% of our total revenue, respectively, and a 26.0%, 0.8% decrease and 49.0% increase, as applicable, over the prior year, respectively.

B2B (Business-to-Business) Services. We offer the following services in our Materialise Manufacturing segment:

Additive Manufacturing Solutions. We provide design and engineering services and rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods (including eyewear and footwear), industrial goods, art and architecture and aerospace markets. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, powder binding, Multi Jet Fusion, selective laser melting(or SLM), vacuum casting and foundry parts based on sand-printed molds. In order to meet specific customer needs for very large printed parts, we developed Mammoth, our own proprietary stereolithography technology, which utilizes a build area of approximately 1.26 cubic meters with a length of 2 meters. We currently operate 15 Mammoth 3D printers in our Belgian service center.

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

Sales and Marketing. We market our services to our additive manufacturing solutions business customers using our sales force and through our website. Our more complex product offerings are addressed directly by our specialized sales teams who are located throughout Europe in close proximity to our larger accounts and who align our customers’ needs with the wide range of 3D printing technologies that we offer. More straightforward products can be ordered directly by our customers through our “Materialise OnSite” or i.materialise web portals, a proprietary automated system that takes orders, provides quotes and manages the printing process from start to finish, and allows customers to track the manufacturing and shipment process of their product online. Within our larger sales teams, specialized sales managers focus either on rapid prototyping, which is our traditional and well-established market, or the additive manufacturing of end-use production parts, which is the market where we see opportunities for significant growth. Our marketing team in Belgium oversees our global marketing strategy. In addition, employees at our Belgian headquarters and in our local field offices manage sales for particular markets and accounts and provide back office and production management support to our customers.

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

Through our co-creation offering, which we branded as Materialise Mindware in 2020, we work together with customers to solve complex design challenges and to discuss how the introduction of 3D printing can affect product development, manufacturing workflow, business models and customer experiences. For example, a co-creation with HOYA, in collaboration with Hoet Design Studio, saw the launch of the world’s first vision-centric, 3D-tailored eyewear solution, Yuniku, in the fall of 2016. Yuniku enables individualized lens and frame design through a sophisticated end-to-end digital supply chain, which includes a custom 3D scanner and software platform, co-created by us and HOYA, directly linked to our manufacturing factory where we provide our Certified Additive Manufacturing services. In 2017, we started shipping the first Yuniku scanners. In 2018, together with our partners Mclaren (L’Amy) for titanium printed eyewear and Impressio, respectively, we won the Silmo d’Or in the Technological Innovation category and a Silmo d’Or for the Best Sun Glasses.

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

We have dedicated solutions for the footwear market. We believe 3D printing and design technology has great potential to help both consumers and healthcare professionals improve comfort, health and performance through personalized footwear. Building on our Materialise Medical and eyewear expertise in providing patient specific planning tools and customized devices to healthcare and eyewear professionals, we offer similar digital measurement tools and personalized solutions to footcare professionals treating foot or gait problems.

Competition. In our additive manufacturing solutions business, we compete with a number of companies that provide industrial 3D printing services, including ARRK, Cresilas, Prototal, Protolabs and 3D Systems Corporation. In addition, larger accounts tend to move their 3D printing production in-house once their orders have reached certain volumes, which not only creates opportunities for our Materialise Software segment but also for our Materialise Manufacturing segment in terms of capacity balancing services. In the measurement and quality control fixture market addressed by

RapidFit+, we are not aware of any direct competition coming from 3D printing companies. We do have competition, however, from a large group of smaller companies that are active in this field. While there are multiple start-up companies seeking to address the home 3D printing services market, we believe that Shapeways and Sculpteo are the most prominent direct competitors of i.materialise based on their global reach. i.materialise focuses on standing out as a brand in terms of service and reliability.

Growth Opportunities. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of complex and/or unique end products, including for instance certain parts for the aviation industry and eyewear and footwear products. In recent years, more companies have been using additive manufacturing for production across a broad range of industrial sectors, including aerospace, orthopedic implants, surgical guides, dental copings and hearing devices. Additive manufacturing is also being used to manufacture specialty furniture, accessories for the home and office, personal accessories, fashion products, jewelry and footwear.

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

Manufacture and Supply. We produce our 3D printed products at our service centers in Belgium, Brazil, the Czech Republic, Germany, Poland, Japan and the United States. We print substantially all of products in-house using a variety of technologies, including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, powder binding, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes. As of December 31, 2020, we operated a total of 188 3D printers and six vacuum casting machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labelling of our products. The table below provides selected information about our 3D printers and vacuum casting machines:

Technology	Size	Manufacturer	Number

Stereolithography	Small/Medium Size	3D Systems Corporation / Other	39
	Medium Size	Materialise	2
	Mammoth	Materialise(1)	15

PolyJet	Connex	Stratasys Ltd.	4

FDM	Small Size(2)	Stratasys Ltd.	2
	Medium Size(3)	Stratasys Ltd.	18
	Large Size(4)	Stratasys Ltd.	16

Laser Sintering	Small Size	EOS GmbH	11
	Medium Size	3D Systems Corporation/ EOS GmbH / Other	24
	Large Size	EOS GmbH	25

Multi Jet Fusion	Medium Size	HP	10

Powder Binding	Large Size	ExOne	3

Vacuum Casting	Small Size Medium Size Medium Size Large Size	MCP HEK GmbH MCP HEK GmbH SCHUHL MCP HEK GmbH	1 2 1 2

Direct Metal Laser Sintering	Medium Size	EoS GmbH / GE Additive / Renishaw / SLM Solutions	16
	Large Size	SLM Solutions	3

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

As of December 31, 2020, 41 printers produced parts exclusively for our Materialise Medical segment, while the other 147 printers and six vacuum casting machines printed parts for our Materialise Manufacturing segment.

As of December 31, 2020, all of our 3D printers and vacuum casting machines were either owned or held under a lease contract. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.

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

The raw materials used in the printing of our products are mainly aluminum, titanium alloy and stainless steel powders, epoxy based photocurable resins, PA12 and thermoplastic polyurethane, or TPU, based powders and a suite of thermoplastic filaments like ABS, PC and Ultem and quartz sand and furanic resin binder.

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

We have a long history of research and development through collaborations, which augment our internal development efforts. Our earliest joint research projects date from the early 1990s with market leading collaboration partners such as Siemens AG, Zeneca and the University of Leuven (Katholieke Universiteit Leuven), or KU Leuven. Many of our innovations are based on industrial collaborations such as those with Phonak Staefa Switzerland, Zimmer Biomet, DePuy Synthes, and BASF SE and its subsidiaries. As of December 2020, we were active in over 20 government funded research projects and we also employed multiple researchers with a publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2020, we had approximately 80 active research and development projects in various stages of completion and approximately 410 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, the United Kingdom, the United States, Ukraine, China and Malaysia.

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

2.

research projects to understand and develop cutting-edge software tools for industrially relevant additive manufacturing technologies (powder bed fusion for plastics (laser sintering) and metal (laser melting and electron beam), stereolithography, FDM (also known as Filament Fusion), binder jetting power bed fusion, DLP-based printing and inkjet based technologies);

3.	research projects in our Materialise Medical segment to develop patient specific surgical planning tools or surgical guides or implants for orthopedic, CMF and cardiovascular surgeries;

4.	a research program on the use of virtual reality which resulted in the release of our Mimics VR View;

5.	a research and development project on smart digital technologies for the large-scale personalization of wearables;

6.	various research projects on the use of artificial intelligence and (deep) machine learning in the fields of image processing and additive manufacturing; and

7.	several research projects related to improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit each of our three segments.

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

As of December 31, 2020, our portfolio of intellectual property featured 307 issued patents and an additional 167 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2020 and 2035, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

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

In addition, we own the trademark registrations for “Materialise” and “ACTech” and trademark registrations and pending applications for many of our services and software solutions in those territories where we have substantial sales, including “Streamics”, “Mimics”, “3-matic”, “Inspector”, “Magics”, “RapidFit+”, “MGX by Materialise”, “Heartprint”, “ADaM”, “Engineering on Anatomy”, “Surgicase”, “Enlight”, “Mindware” and “Phits”, among others.

We are party to various licenses and other arrangements that allow us to practice and improve our technology under a broad range of patents, patent applications and other intellectual property, including agreements with our collaboration partners, Zimmer Biomet, DJO Surgical, DePuy Synthes, Lima, Mathys, Stryker, Corin, Siemens, FluidDa, HOYA, the University of Michigan and PTC.

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

Regulatory / Environmental Matters

Environmental Matters

Our facilities and operations are subject to extensive U.S. federal, state and local, European and other applicable foreign environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things, air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the handling and disposal of hazardous wastes; the clean-up of contamination; and the health and safety of our employees. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third party waste disposal sites.

Our headquarters in Belgium, our manufacturing site in Poland, and ACTech’s headquarters in Germany, follow the ISO 14001:2015 criteria for an effective environmental management system. Our headquarters in Belgium and ACTech’s headquarters in Germany are ISO 14001:2015 certified.

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

Both before and after approval or clearance our medical products and product candidates are subject to extensive regulation. In the United States, the FDA under the Federal Food, Drug and Cosmetic Act primarily regulates us. In Europe and in other foreign jurisdictions in which we sell our medical products, many of the regulations applicable to our medical devices and products in these countries are similar to those of the FDA. Together, these regulations govern, among other things and where applicable, the following activities in which we are involved:

•	product development;

•	product testing;

•	product clinical trial compliance;

•	product manufacturing;

•	product labelling and instructions for use;

•	product safety, product safety reporting, recalls and field corrective actions;

•	product packaging and storage;

•	product registration, market clearance or approval;

•	product modifications;

•	product marketing, advertising and promotion;

•	product import and export, restrictions, tariff regulations, duties and tax requirements;

•	product sales and distribution;

•

post-market surveillance, including reporting of deaths or serious deterioration in the state of health and malfunctions that, if they were to recur, could lead to death or serious deterioration in the state of health;

•	record keeping procedures;

•	registration for reimbursement; and

•	necessity of testing performed in country by distributors for licenses.

Failure to comply with the Federal Food, Drug and Cosmetic Act could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a medical device candidate, product recall, product seizure, interruption of production, operating restrictions, suspension or withdrawal of product approval, injunctions or criminal prosecution. Outside the United States, failure to comply with applicable laws and regulations could result in similar actions, and in the suspension or withdrawal of Quality Management System certification which may be a prerequisite to market medical devices.

The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

Moreover, these laws and regulations are subject to change. For example, on May 26, 2021, the Medical Devices Regulation will become fully applicable in the European Union, which is requiring us to adopt certain measures in anticipation of its effectiveness. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Materialise Medical Segment and Regulatory Environment—Healthcare policy changes, including legislation to reform the U.S. healthcare system, could adversely affect us.”

We have obtained MDSAP certification. This program allows an MDSAP-recognized auditing organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. To the extent that we do business in the participating jurisdictions, certain major non-conformities identified under this program may be escalated to the regulatory authorities of the United States, Canada, Japan, Australia and Brazil. The Canadian regulatory authority, Health Canada, has made participation in MDSAP a mandatory requirement for medical device manufacturers importing products to Canada. Failure to maintain certification under MDSAP may impact our capability to do business in Canada. In addition, failure to address escalated issues reported to the participating authorities may impact our capability to do business in the respective jurisdictions.

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

D. Property, Plants and Equipment

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France, Germany, Poland and the United States. We also lease other service centers and sales offices, which are located in Austria, Belgium, Brazil, China, France, Germany, India, Japan, Malaysia, Ukraine, the United Kingdom, the United States, Poland, Colombia, Australia, Italy and South Korea. The aggregate annual lease payments for our facilities in 2020, 2019 and 2018 were €1.8 million, €2.1 million and €1.8 million, respectively. The table below provides selected information regarding our facilities.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Leuven, Belgium	Leased	Warehouse	200 sq. m.	March 31, 2021
Ghent, Belgium	Leased	Office/Production	547 sq. m.	December 31, 2023
Paal, Belgium	Leased	Office/Production	2848.25 sq. m.	October 31, 2030
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Ann Arbor, Michigan, United States	Leased	Office/Production	2,771 sq. ft.	October 31, 2023
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	515.58 sq. m.	March 31, 2022
Kawasaki, Japan	Leased	Production	205 sq. m.	May 19, 2024
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Vienna, Austria	Leased	Office	44 sq. m.	December 31, 2021
Gilching, Germany	Leased	Office	399 sq. m.	December 31, 2021
Bremen, Germany	Owned	Office	6724 sq. m.	N/A
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft. 6,403 sq. ft.	May 31, 2024 May 31, 2024
Malakoff, France	Leased	Office	564.40 sq. m.	May 31 30, 2028
Kiev, Ukraine	Leased	Office	3,384.8 sq. m.	June 29, 2028
Kiev, Ukraine	Leased	Office	171 sq. m.	December 31, 2021
Sheffield, United Kingdom	Leased	Office	1,575 sq. ft.	January 31, 2022 (partially) and November 30, 2021 (partially)
Southampton, United Kingdom	Leased	Office	3,340 sq. ft.	April 22, 2023
Shanghai, China	Leased	Office	1,200 sq. m.	June 8, 2021
Medellin, Colombia	Leased Leased	Office Office	247.25 sq. m. 64.06 sq. m.	May 31, 2022 January 31, 2023
Wroclaw, Poland	Owned	Office; production	2.3975 hectare	N/A

Gold Coast, Australia	Leased	Office	38 sq. m.	January 1, 2022
Milan, Italy	Leased	Office	55 sq. m.	December 31, 2023
Freiberg, Germany	Owned	Office, Production, Parking (Land)	26,277 sq. ft.	N/A
Freiberg, Germany	Owned	Office, warehouse, production, parking (Land)	7,996 sq. m.	N/A
Ann Arbor, Michigan, United States	Leased	Office	1,987 sq. ft.	December 31, 2023
Bangalore, India	Leased	Office	2,000 sq. ft.	March 31, 2022
Rio Claro, Brazil	Leased	Corporate Offices, R&D Laboratory, Production	4,092.27 sq. m.	August 5, 2029
Seoul, South Korea	Leased	Shared workspace	N/A	July 31, 2021

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

A. Operating Results

Overview

Company Overview

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. With our knowledge, products and services, we empower our customers’ use of additive manufacturing technology, in general, and we enable certain specific and significant applications of additive manufacturing, in particular. In both instances, we seek to empower the choice for sustainability through the use of additive manufacturing.

The customers of our general software tools and 3D printing services are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. The significant additive manufacturing applications that we are more deeply and more directly involved in currently include applications for cranio maxillo facial, eyewear, footwear and measurement fixtures.

As of December 31, 2020, our team consisted of 2,163 FTEs, and fully dedicated consultants. Our portfolio of intellectual property featured 307 patents and 167 pending patent applications as of December 31, 2020. For the year ended December 31, 2020, we generated € 170.4 million of revenue, representing 13.3% decrease over the prior year, a net loss of € 7.3 million and Adjusted EBITDA of € 20.4 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “—Other Financial Information” below.

Private Placement and Public Offering

On July 19, 2018, we closed a private placement of 1,953,125 newly issued ordinary shares to BASF Antwerpen for gross proceeds of approximately $ 25 million.

On July 27, 2018, we closed a follow-on public offering of a total of 3,450,000 ADSs at a public offering price of $13.00 per ADS for gross proceeds of $ 44.90 million.

We raised approximately $ 65.20 million (or € 55.90 million, based on the exchange rate as of December 31, 2018) in aggregate net proceeds from such private placement and follow-on public offering, collectively.

Acquisition of Majority Interest in Engimplan

On August 6, 2019, we acquired 40% of the shares and voting interest of Engimplan and subsequently increased our shareholding in Engimplan to 75% with a capital increase in Engimplan. In December 2020, we acquired the remaining 25% interest in Engimplan, making us Engimplan’s sole shareholder (through our Brazilian subsidiary).

The Brazil-based company is a specialized manufacturer of orthopedic and CMF implants and instruments. Engimplan operates within our Materialise Medical segment.

Strategic Collaboration with Ditto Technologies Inc.

On August 14, 2020, we entered into a convertible note agreement with Ditto Technologies Inc. under which we may loan Ditto up to $9 million, which loan may be converted by us into equity under certain conditions.

On September 17, 2020, we entered into a strategic collaboration framework agreement with Ditto for the development and commercialization of a set of digital tools and assets, including digital frame assets, 3D-face reconstructions, measurement and fitting, virtual try-on and additive manufacturing of custom eyewear.

Acquisition of Remainder of Shares in RS Print and Acquisition of Substantially All of the Assets of RS Scan

On November 9, 2020, we acquired the remaining 50% of the shares and voting interests in RS Print, making us RS Print’s sole shareholder . In addition, we acquired substantially all of the assets of RS Scan.

RS Print is a custom footwear technology company, using scientific movement analysis to produce 3D printed footwear solutions. RS Print operates within our Materialise Manufacturing segment.

Growth Strategy

We believe that our existing products, such as our Magics Software Platform, our Mimics Innovation Suite and our metal 3D printing business, have significant potential to continue to grow, as the use of 3D printing in general continues to grow. In addition, in each of our segments we are currently active in key new business areas that we believe will further accelerate our longer term growth.

In our Materialise Software segment, we intend to accelerate the market penetration of our software offering (i) by expanding our product portfolio with innovative solutions that focus on volume production, including manufacturing execution systems, or MES, and automated workflows for additive manufacturing and (ii) by offering our customers cloud-based access to our integrated software platform. Our development of a cloud-based software platform may affect our revenue levels in the near term, but we believe it will ensure the continued strength of our business model going forward. Further, in order to be able to meet the demands that are associated with volume production, including mass customization, and to accelerate the development and roll out of our cloud-based software platform, where software as a service (SaaS), big data technologies, and machine learning will be key drivers, we intend to continue to invest significantly in both research and development. As part of this growth strategy, we recently acquired an option to purchase Link3D Inc., an additive workflow and MES company.

In our Materialise Medical segment, we believe that the growing trend of personalized patient care will boost the demand for digital planning tools as well as for customized medical devices. In response to that trend, we intend to continue to increase the penetration of our existing software products in the hospitals’ point-of-care market and to expand our portfolio of planning tools into new areas such as cardiovascular and pulmonology. We also intend to continue to develop and grow the sales of our personalized medical device portfolio, both directly and indirectly and in existing as well as in new markets, including in particular in the CMF market.

In our Materialise Manufacturing segment, we believe that there is significant growth potential in the markets for additive manufacturing of end products. We therefore intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market, including the aerospace market. More particularly, we believe that our growth initiatives in the wearables market that have been incubated within Materialise Manufacturing may drive growth in the coming years. In the eyewear market, we are investing in the introduction of advanced front-end digital technologies, such as virtual try on and fitting solutions (including in collaboration with Ditto), as well as in back-end production facilities for the production of 3D printed eyewear, including customized frames. In the footwear market, we will continue to invest in the development and commercial roll out of the pressure plate technology and related applications that we acquired from RS Scan and in the worldwide commercialization of our Phits customized 3D printed insoles, in collaboration with our former joint venture partner, Superfeet.

Importantly, our applications and solutions focus on empowering our customers’ and partners’ choice for sustainability. In the applications that we support, additive manufacturing has the potential to not only replace traditional manufacturing technologies, but also enable the digitization of customer journeys and supply chains, to localize manufacturing, to reduce inventories and the use of raw materials and to make end customers’ solutions more durable through personalization. We believe that this focus on the choice for sustainability will position us for long term sustainable growth, even if this may imply that we forego short term growth opportunities that do not fit this vision.

Our growth strategies for both our existing and new businesses and for each of our three market segments are based on our medium and long term expectations for these businesses and segments. In the short term, we expect both the 3D printing industry in general and our business will continue to be impacted by the current coronavirus pandemic. For more information, see “—Trend Information” below.

Recent Developments

See Note 27 to our audited consolidated financial statements for disclosure of significant transactions and significant changes in our financial condition or results of operations that occurred subsequent to December 31, 2020. In addition, see “—Trend Information” below.

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

Production of limited runs of highly complex casted metal parts. Casted products revenue is derived from ACTech’s network, with its production unit in Freiberg, Germany. ACTech is utilizing casting technology, including 3D printing technology for mold making, and offers full-service project operations, including project and pre-production collaboration, and high-end complex finishing services.

Cost of Sales

Our cost of sales includes raw materials, external subcontracting services, labor costs, manufacturing overhead expenses, amortization and depreciation and reserves for inventory obsolescence. Our manufacturing overhead expenses include quality assurance, manufacturing engineering, material procurement, inventory control, facilities, equipment and information technology and operations supervision and management.

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

Net Other Operating Income

Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development and government grants, partial funding of research and development projects, currency exchange results on purchase and sales transactions the amortization of intangible assets from business combinations, write-off of trade receivables, impairment of goodwill and intangible assets, and revaluation income or costs from participations.

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

Financial Expenses

Our financial expenses primarily include costs associated with currency exchange differences and with interest payments on our debt.

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

We make significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e., whether the good or service has a benefit for the customer on its own or together with readily available resources and/or whether the good or service is highly interrelated or a significant input with another good or service delivered, or whether it significantly modifies or customizes another good or service. Relevant judgments include the following:

•

Whether the software license is distinct from the 3D printed guides — in most cases with contracts with collaboration partners in the Materialise Medical segment, the software license is combined with the manufacturing of the 3D printed guides as the software license has no benefit for the customer without the manufacturing services. We have also implemented a new “Plan Only” feature where the collaboration partners can benefit from a virtual plan produced with the software license without the manufacturing of any physical product. Such Plan Only features are recognized in revenue as a separate performance obligation based on the usage by the collaboration partner.

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

Development Expenses

Under International Accounting Standards 38, or IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, the availability of technical, financial and other resources to complete the asset, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

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

We have determined that the criteria for internally generated intangible assets were met for two projects in 2018: (1) the software development of a new planner for hospitals within the cardiovascular field and (2) the process to obtain FDA and E.U. approval for a 3D printed tracheal splint within the Materialise Medical segment. The first project was successfully completed in 2019. From 2017 through September 2020, the total amount capitalized for the U.S. market component of the tracheal splint development project had accumulated to €2.1 million, based on a positive assessment of all recognition criteria. In September 2020, the FDA disapproved the Investigational Device Exemption, or IDE, submission, and in December 2020, the FDA disapproved an amended IDE submission. Our management believes that the technical feasibility of the project (the IDE approval, successful outcome of the clinical trial and obtaining the FDA’s premarket approval, or PMA) remains positive. However, the FDA regulatory process has resulted in a delay of two years compared to our previous assumptions regarding obtaining the PMA and commencing commercialization. As a result, the headroom (defined as the difference between the development expenses capitalized and to be incurred until the PMA is obtained, and the present value of the expected cash flows until 2030 (the year after which the patent would expire)) has become negative. Accordingly, in 2020 we have concluded that a full impairment of the capitalized expenditures is appropriate for the total amount of €2.1 million.

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

As at December 31, 2020, we had current and non-current receivables related to tax credits for an amount of € 5 million (2019: € 4 million; 2018: € 3 million)

As at December 31, 2020, we had € 51 million (2019: € 37 million; 2018: € 25 million) of tax losses carry forward and Innovation Income Deductions, of which € 28 million related to Materialise NV (2019: € 25 million; 2018: € 16 million). These losses relate to Materialise NV and subsidiaries that have a history of losses, in countries where these losses do not expire and may not be used to offset taxable income elsewhere in our consolidated group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized in 2020, 2019 and 2018, given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses will be used in future years. As from July 1, 2016, the new Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the

Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on our analysis in 2019 we have assessed that no deferred tax asset should be accounted for with respect to our unused tax losses in Belgium.

With respect to the unused tax losses of the other entities, no deferred tax assets have been recognized in 2020, 2019 nor 2018. We have not recognized deferred tax assets on unused tax losses totaling € 23 million in 2020 (2019: € 11 million; 2018: € 12 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If the consolidated group was able to recognize all unrecognized deferred tax assets, net result for the year would have improved by € 9 million in 2020 through a deferred tax gain. This would represent the planned recovery of € 36 million carry forward tax losses in future periods. Further details on taxes are disclosed in Note 22.10 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant & Equipment

We have goodwill for a total amount of € 20.3 million as of December 31, 2020 (2019*: € 19.6 million; 2018: € 17.5 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements

An impairment has been booked on the Engimplan CGU. It was concluded that the value in use is lower than the carrying value of the CGU of € 9.3 million which has resulted in a full impairment of the goodwill for an amount of € 1.4 million as well as a partial impairment on intangible assets of customer lists and trade marks for respectively € 0.9 million and € 0.2 million. The key events that led to the impairment loss for the Engimplan CGU were a loss of business resulting from the COVID-19 pandemic and a slower recovery from the pandemic than expected and a slower than expected benefit from the anticipated synergies of the Engimplan acquisition.

We capitalized internal development expenses amounting to € 1.1 million in 2020. These expenses were assets under construction. These development expenses have been subject to an impairment test based on a discounted cash flow, or DCF, model with cash flows derived from the latest business plan. Of the €1.1 million, €0.7 million was related to our tracheal splint development project and was impaired as part of the total accumulated €2.1 million impairment related to this project.

We are in the process of building or refurbishing a number of machines that allow for the use of recycled powder and reduce the scrap rate, which are expected to bring significant production benefits to our consolidated group. In 2020 four machines were in use in production and two other ones were in commission phase. We aim to complete the full project in 2021. The total carrying value of these assets under construction is €1.1 million as at December 31, 2020. These assets have been subject to an impairment test based on a DCF model using five years of projected cash flows. The present value is sensitive to the discount rate (9.86% applied) used for the DCF model, the expected date the assets may be used in production and the expected future net cash inflows (revenue minus production costs).

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant & equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. Total impairment charges were recorded during 2020 was € 4.6 million (€ 0 in 2019 and € 0 in 2018).

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

While we are using our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;

•	the fair value of the plant and equipment;

•	the fair value of the deferred revenue;

•	discount rates; and

•	the developed technology royalty rate assumptions used

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

Convertible Loans Granted to FluidDa & Ditto

We account for the convertible loan granted to FluidDa in January 2019, with a notional amount of € 2.5 million, at fair value. The carrying value of the convertible loan amounts to € 3.3 million at December 31, 2020. FluidDa is a private start-up company which delivers contract research organization, or CRO, services for drug development and develops medical devices that require EMA and/or FDA approval. FluidDa is currently loss-making. In determining the fair value of the convertible loan, we consider different contractual parameters such as the repayment and conversion scenarios and dates. In addition, we must make significant estimates such as (i) the discount rate, (ii) the probability and timing of each repayment and conversion scenario, and (iii) the amount of a qualified capital increase that will determine the conversion factor. The convertible loan has a duration of seven years with a 10.0% annual interest rate which is capitalized. We have applied a discount factor of 14.44% that is based on the estimated weighted average cost of capital of FluidDa, reflecting the uncertainty in relation to FluidDa’s ability to be successful and the applied estimates by our consolidated group.

At December 31, 2020 the carrying value of the convertible loan amounted to €3,3 million which included a fair value adjustment of €316 000 recorded in financial income during 2020. Changes in significant assumptions may lead to a significant increase or decrease in the fair value of the convertible loan. An increase or decrease in the applied discount rate by 1.0% would lead to a change in fair value by € (0.031) million.

The convertible loan that was granted at fair value to Ditto in August 2020 has a notional amount up to € 9 million. The convertible loan will be funded when certain milestones are reached. The carrying value of the convertible loan amounted to € 3 million, as at December 31, 2020. No fair value adjustment has been recorded yet as the fair value equals its carrying amount. Ditto is a private technology company which has a software solution for the eyeware industry with an application, frame recommendation and virtual try-on technology platform. Ditto is currently loss-making. The convertible loan has a duration of 5 years with a 8% annual interest rate which are capitalized.

Changes in useful life for certain assets

We review the useful life for the intangible assets and property, plant and equipment on an annual basis considering the current facts and circumstances available. This review has not resulted in 2020 in a re-assessment of the useful life for certain specific assets in the categories buildings, fixtures, vehicles and machinery. We refer to Note 7 to our audited consolidated financial statements for the impact of the change in useful lives during the year 2019.

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

We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA.

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

Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2020	2019*	2018
Net profit (loss)	(7,272)	1,644	3,027
Income tax expense / (benefit)	(949)	2,595	425
Financial expenses	5,995	3,682	4,864
Financial income	(2,452)	(1,377)	(3,627)
Depreciation and amortization	19,775	19,278	17,287
Share in loss of joint venture	39	392	475
EBITDA (unaudited)	15,136	26,214	22,451
Share-based compensation expenses(1)	1,344	302	1,075
Acquisition-related expenses of business combinations(2)	63	140	—
Impairments(3)	4,606	—	—
Re-valuation of 50% RS Print interest (4)	(770)	—	—
Adjusted EBITDA (unaudited)	20,379	26,656	23,526

(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of the Engimplan acquisition in 2019 and the RS Print acquisition in 2020.
(3)

Impairments represents the impairment of capitalized expenditures related to our tracheal splint development project (€2.1 million) and the impairment of goodwill and intangible assets of Engimplan (€2.5 million).

(4)	Represents a positive revaluation of our initial 50% interest in RS Print after our acquisition of the remaining interest in the joint venture.
*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan.

Results of Operations

Comparison of Years Ended December 31, 2020 and 2019

	For the year ended December 31,
in 000€, except percentages	2020	2019*	% Change
Revenue	170,449	196,679	-13.34%
Cost of sales	(76,446)	(87,052)	-12.18%
Gross profit	94,003	109,627	-14.25%
Research and development expenses	(27,104)	(23,348)	16.09%
Sales and marketing expenses	(44,636)	(52,989)	-15.76%
General and administrative expenses	(29,337)	(31,786)	-7.70%
Net other operating income	2,436	5,432	-55.15%
Operating profit	(4,638)	6,936	-166.87%
Financial expenses	(5,995)	(3,682)	62.82%
Financial income	2,452	1,377	78.07%
Share in loss of joint venture	(39)	(392)	-90.05%
Profit before taxes	(8,220)	4,239	-293.91%
Income taxes	949	(2,595)	-136.57%
Net profit	(7,272)	1,644	-542.34%

* The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan.

Comparison of Years Ended December 31, 2020 and 2019 by Segment

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the year ended December 31, 2020
Revenues	39,054	61,729	69,635	170,418	31	170,449
Segment Adjusted EBITDA	13,383	13,915	2,548	29,847	(9,468)	20,378
Segment Adjusted EBITDA %	34.3%	22.5%	3.7%	17.5%	—	12.0%
For the year ended December 31, 2019
Revenues	41,654	60,808	94,156	196,618	61	196,679
Segment Adjusted EBITDA	13,812	10,774	12,154	36,740	(10,084)	26,656
Segment Adjusted EBITDA %	33.2%	17.7%	12.9%	18.7%	—	13.6%

(1)

Unallocated related Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated related Segment Adjusted EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

COVID-19 impact on 2020 results. The economic downturn related to the coronavirus pandemic has caused significant reduction in demand for services, production and investments, and has affected our global operations negatively. With respect to each our market segments, for example:

•

Materialise Software: A significant portion of the sales of this segment comes from parties that either sell or use 3D printing systems. During 2020, 3D printing manufacturers suffered from cancelled orders due to reduced investments from their customers. In addition, our direct sales suffered from a similar negative customer investment climate.

•

Materialise Medical: A significant percentage of this segment’s revenue stems, directly or indirectly, from elective surgeries. During the second quarter of 2020 in particular, non-elective surgeries were delayed in order to prioritize COVID-19 treatments. In addition, certain of our customer’s investments were delayed or cancelled.

•

Materialise Manufacturing: This segment operates as part of the overall manufacturing sector in Europe. The manufacturing sector has been severely impacted generally by the pandemic, including the automotive and the aerospace industries in particular. There have been far less co-creation initiatives, as well as lower levels of demand for 3D printing service bureaus.

As a result of the negative effect on all of our segments, the coronavirus pandemic had a major impact on our consolidated results of operations.

Revenue. Revenue was € 170.4 million in the year ended December 31, 2020 compared to € 196.7 million in the year ended December 31, 2019, a decrease of €26 million, or -13.3%.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2020	2019
Americas	52,562	59,630
Europe & Africa	100,371	117,784
Asia-Pacific	17,516	19,265
Total	170,449	196,679

Revenue generated in Europe & Africa decreased by € 17.4 million, or 14.8%, in the year ended December 31, 2020 compared to the year ended December 31, 2019, mainly due to lower revenue from our Materialise Manufacturing segment and to a lesser extent due to lower revenue from our Materialise Software and Materialise Medical segments. Revenue generated throughout the Americas decreased by € 7.1 million, or 11.9%, in the year ended December 31, 2020 compared to the year ended December 31, 2019. In the Americas, revenue for the Materialise Manufacturing segment decreased, revenue for the Materialise Medical segment increased and revenue for the Materialise Software segment was essentially flat. Revenue generated in Asia-Pacific decreased by €1.7 million, or 9.1% in the year ended December 31, 2020 compared to the year ended December 31, 2019. The main decreases in this region occurred in the Materialise Software and the Materialise Manufacturing segments.

Revenue from our Materialise Software segment decreased 6.2% from € 41.7 million in the year ended December 31, 2019 to € 39.1 million in the year ended December 31, 2020. Recurrent revenue, consisting of limited license fees and maintenance fees, grew 14.9%. Non-recurrent revenue, mainly consisting of perpetual fees, decreased 26.7%. Deferred revenue from license and maintenance fees was flat, compared to an increase of €3.1 million in the year ended December 31, 2019.

Revenue from our Materialise Medical segment increased €0.9 million, or 1.5%, from € 60.8 million in the year ended December 31, 2019 to € 61.7 million in the year ended December 31, 2020. Medical software revenue grew by 3.3% from 2019 to 2020. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 2.4%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 77.0% of all medical software revenues in the year ended December 31, 2020, compared to 77.7% in the year ended December 31, 2019. Our non-recurrent revenue from perpetual licenses and services increased also 6.3%. Revenues from medical devices and services grew 0.7% in the year ended December 31, 2020. As of December 31, 2020, our Materialise Medical segment operated 41 3D printers, as compared to 32 as of December 31, 2019.

Revenue from our Materialise Manufacturing segment decreased from € 94.2 million in the year ended December 31, 2019 to € 69.6 million in the year ended December 31, 2020, representing a decrease of €24.5 million. During 2020, the revenue of our ACTech business dropped by €18.2 million. The sales decrease was driven by the global economic impact of the COVID-19 pandemic, which affected our manufacturing market segments in general, and the automotive and aerospace market in particular. As of December 31, 2020, Materialise Manufacturing operated 147 3D printers, six vacuum casting machines and 20 CNC machines, as compared to 149, six and 20 as of December 31, 2019, respectively. The total number of 3D printers decreased from the year ended December 31, 2019 to the year ended December 31, 2020, by 2 printers.

Cost of sales. Cost of sales was € 76.4 million in the year ended December 31, 2020, compared to € 87.1 million* in the year ended December 31, 2019, representing a decrease of €10.5 million, or 12.1%. This decrease in cost of sales was mainly related to decreases in sales volumes.

Gross profit. Gross profit decreased €15.7 million from €109.7 million in the year ended December 31, 2019, to €94.0 million in the year ended December 31, 2020, mainly driven by the decreased revenue in the Materialise Manufacturing segment. The overall gross profit margin (gross profit divided by our revenue) amounted to 55.2% in the year ended December 31, 2020, compared to 55.8% in the year ended December 31, 2019. The slight deterioration of the margin was mainly driven by the decrease in sales volume in the Materialise Manufacturing segment. The corresponding decrease in revenue was not fully matched by the reductions in certain fixed costs, mainly salary costs, from efficiency programs that were implemented during the year ended December 31, 2020.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses decreased, in the aggregate, to €101.1 million in the year ended December 31, 2020, compared to €108.1 million in the year ended December 31, 2019. R&D expenses increased from € 23.3 million to € 27.1 million, S&M expenses decreased from € 53.0 million to € 44.6 million and G&A expenses decreased from € 31.8 million to € 29.3 million. The R&D cost increase included an impairment charge on the tracheal splint development project of € 2.1 million. However, even without this cost, the R&D expenses increased 7.1% from € 23.3 million to € 25.0 million. In total, the intangible assets related to the internal development projects amounted to € 1.1 million on our balance sheet at December 31, 2020.

Net other operating income. Net other operating income decreased to €2.4 million in the year ended December 31, 2020, compared to €5.4 million in the year ended December 31, 2019. The 2020 result included the €2.5 million impairment of goodwill and intangibles related to the Engimplan acquisition of 2019, as a result of the COVID-19 pandemic in Brazil that delayed the roll out of our business plan in that region, including the introduction of 3D printed devices. The 2020 result also included a positive €0.8 million revaluation of our initial 50% interest in RS Print.

Net financial expense (financial expenses and financial income). In each of 2019 and 2020, the net financial expense mainly related to the net interest expense from loans and deposits of financial institutions. The net financial result (financial expenses and financial income) increased from €2.3 million in the year ended December 31, 2019 to €3.5 million in the year ended December 31, 2020. This increase was mainly due to an increase of (un)realized exchange losses of €1.5 million, partly offset by the fair value adjustment of the FluidDa convertible loan for €0.3 million.

Income taxes. Income taxes in the year ended December 31, 2020 resulted in a benefit of € 0.9 million, which was a combination of deferred tax bookings for €0.9 million and income taxes of € 0 million. This income was mainly due to the new German tax law enabling tax carry-back on 2019 taxes. Income tax expenses in 2019 amounted to €2.6 million.

Net profit. As a result of the factors described above, net loss was €7.3 million in the year ended December 31, 2020 compared to a net profit of €1.6 million* in the year ended December 31, 2019, or a decrease of €8.9 million.

EBITDA. As a result of the factors described above, our consolidated EBITDA decreased from €26.2 million in the year ended December 31, 2019 to €15.1 million in the year ended December 31, 2020, a decrease of €11.1 million, or 42.3%. Our EBITDA included non-recurring expenses of €2.5 million from Engimplan’s impairment and €2.1 million from the tracheal splint development project impairment, and income for €0.8 million from the revaluation of our initial 50% interest in RS Print, which expenses and income were not reflected in our Adjusted EBITDA. Our Adjusted EBITDA decreased from €26.7 million in the year ended December 31, 2019 to €20.4 million in the year ended December 31, 2020, a decrease of €6.3 million, or 23.5%. Our total segment EBITDA decreased from €36.7 million in the year ended December 31, 2019 to €29.8 million in the year ended December 31, 2020, a decrease of €6.9 million, or 18.8%.

Our Materialise Software segment’s Adjusted EBITDA decreased from € 13.8 million in the year ended December 31, 2019 to € 13.4 million in the year ended December 31, 2020, a decrease of €0.4 million, or 3.1%. This segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased from 33.2% for the year ended December 31, 2019 to 34.3% in the year ended December 31, 2020. The increase in the Adjusted EBITDA margin was due to cost control measures related to compensation and other expenses. The revenue decreased by 6.2% (which was due to the coronavirus pandemic), which was almost completely matched by a decrease in operating expenses by 8.3%, mainly in G&A expenses and S&M expenses. The segment’s R&D costs were flat.

Our Materialise Medical segment’s Adjusted EBITDA increased from € 10.8 million in the year ended December 31, 2019 to €13.9 million in the year ended December 31, 2020. The segment’s Adjusted EBITDA margin increased from 17.7% in the year ended December 31, 2019 to 22.5% in the year ended December 31, 2020. The segment’s Adjusted EBITDA margin was affected positively by cost control measures related to raw materials, S&M expenses and G&A expenses. The segment’s R&D expenses increased.

Our Materialise Manufacturing segment’s Adjusted EBITDA decreased from €12.2 million in the year ended December 31, 2019 to €2.5 million in the year ended December 31, 2020. The Adjusted EBITDA margin of this segment decreased from 12.9% in the year ended December 31, 2019 to 3.7% in the year ended December 31, 2020. While the gross margin dropped by 7%, operating expenses (S&M, R&D, and G&A) decreased by 14.7%.

Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2020	2019*
Net profit	(7,272)	1,644
Income tax expense / (benefit)	(949)	2,595
Finance costs	5,995	3,682
Finance income	(2,452)	(1,377)
Share in loss of joint venture	39	392
Operating profit / loss	(4,639)	6,936
Depreciation and amortization	19,775	19,278
Corporate research and development	2,824	1,859
Corporate headquarters costs	11,719	11,077
Net other operating (income) expense	(3,668)	(2,410)
Impairments	4,606	—
Re-valuation of 50% RS Print interest	(770)	—
Segment adjusted EBITDA (unaudited)	29,847	36,740

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan.

Comparison of Years Ended December 31, 2019 and 2018

	For the year ended December 31,
in 000€, except percentages	2019*	2018	% Change
Revenue	196,679	184,721	6.5%
Cost of sales	(87,052)	(82,299)	5.8%
Gross profit	109,627	102,422	7.0%
Research and development expenses	(23,348)	(22,416)	4.2%
Sales and marketing expenses	(52,989)	(46,303)	14.4%
General and administrative expenses	(31,786)	(32,310)	-1.6%
Net other operating income (expenses)	5,432	3,771	44.0%
Operating profit	6,936	5,164	34.3%
Financial expenses	(3,682)	(4,864)	-24.3%
Financial income	1,377	3,627	-62.0%
Share in loss of joint venture	(392)	(475)	-17.5%
Profit (loss) before taxes	4,239	3,452	22.8%
Income tax expense / (benefit)	(2,595)	(425)	510.6%
Net profit (loss)	1,644	3,027	-45.7%

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan.

Comparison of the Years Ended December 31, 2019 and 2018 by Segment

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the year ended December 31, 2019
Revenues	41,654	60,808	94,156	196,618	61	196,679
Segment Adjusted EBITDA	13,812	10,774	12,154	36,740	(10,084)	26,656
Segment Adjusted EBITDA %	33.2%	17.7%	12.9%	18.7%	0.0%	13.6%
For the year ended December 31, 2018
Revenues	37,374	52,252	94,956	184,582	139	184,721
Segment Adjusted EBITDA	11,536	10,252	10,785	32,573	(9,047)	23,526
Segment Adjusted EBITDA %	30.9%	19.6%	11.4%	17.6%	0.0%	12.7%

(1)

Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment Adjusted EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue. Revenue was € 196.7 million in the year ended December 31, 2019 compared to € 184.7 million in the year ended December 31, 2018, an increase of €42.1 million, or 6.5%.

Revenue by geographical area is presented as follows:

	For the year ended December 31
in 000€	2019	2018
Americas	59,630	43,917
Europe & Africa	117,784	120,378
Asia-Pacific	19,265	20,426
Total	196,679	184,721

Revenue generated in Europe & Africa decreased by € 2.6 million, or 2.2%, in the year ended December 31, 2019 compared to the year ended December 31, 2018, mainly due to lower revenue from our Materialise Manufacturing segment, which was partly offset by increased revenue from our Materialise Software and our Materialise Medical segments. Revenue generated throughout the Americas increased by € 15.7 million, or 35.8%, in the year ended December 31, 2019 compared to the year ended December 31, 2018, with a strong revenue increase for all our segments Revenue generated in Asia-Pacific decreased by €1.2 million, or 5.7%, in the year ended December 31, 2019 compared to the year ended December 31, 2018.

Revenue from our Materialise Software segment increased 11.4% from € 37.4 million in the year ended December 31, 2018 to € 41.7 million in the year ended December 31, 2019. Recurrent revenue, consisting of limited license fees and maintenance fees, grew 20.0%. Non-recurrent revenue, mainly consisting of perpetual fees, increased 4.3%. Deferred revenue from license and maintenance fees increased to €3.1 million, compared to €2.8 million in the year ended December 31, 2018.

Revenue from our Materialise Medical segment increased € 8.6 million, or 16.4%, from € 52.3 million in the year ended December 31, 2018 to € 60.8 million in the year ended December 31, 2019, including €2.4 million from Engimplan. Medical software revenue grew by 18.3% from 2018 to 2019. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 20.0%, reflecting the implementation of our strategy focused on products with defined contractual periods. Our non-recurrent revenue from perpetual licenses and services decreased by 3.3%. These recurrent revenues represented 77.7% of all medical software revenues in the year ended December 31, 2019, compared to 73.7% in the year ended December 31, 2018. Revenues from medical devices and services grew 17.6% in the year ended December 31, 2019, due to the revenue increase from partner sales business lines (especially in CMF), and Engimplan. As of December 31, 2019, our Materialise Medical segment operated 32 3D printers, as compared to 32 as of December 31, 2018.

Revenue from our Materialise Manufacturing segment decreased from € 95.0 million in the year ended December 31, 2018 to € 94.2 million in the year ended December 31, 2019, representing a decrease of €0.8 million. During 2019, we had moderate single-digit revenue growth in the first three quarters, which was offset by a decrease of 11% in the fourth quarter, reflecting lower activity in both our traditional manufacturing and ACTech business lines, which were affected by the softened macro-economic environment. As of December 31, 2019, Materialise Manufacturing operated 149 3D printers, six vacuum casting machines and 20 CNC machines, as compared to 149, six and 19 as of December 31, 2018, respectively. Although the total number of 3D printers did not change from the year ended December 31, 2018 to the year ended December 31, 2019, we replaced certain printers with printers we believe to be more efficient. Four metal 3D printers were added, while four older plastic 3D printers were put out of operation during the year ended December 31, 2019.

Cost of sales. Cost of sales was € 87.1 million in the year ended December 31, 2019, compared to € 82.3 million in the year ended December 31, 2018, representing an increase of €4.7 million, or 5.8%. This increase in cost of sales was mainly due to increased payroll expenses and the inclusion of Engimplan’s cost of sales as of August 1, 2019.

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

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, to €108.1 million in the year ended December 31, 2019, compared to €101.0 million in the year ended December 31, 2018. R&D expenses increased from € 22.4 million to € 23.3 million, S&M expenses increased from € 46.3 million to € 53.0 million and G&A expenses decreased from € 32.3 million to € 31.8 million. The R&D cost increase excludes €0.9 million of expenditures in 2019 that were capitalized as intangible assets and related to our tracheal splint project. In total, the intangible assets related to this development project amounted to K€1,651 on our balance sheet at December 31, 2019.

Net other operating income. Net other operating income increased from € 3.8 million in the year ended December 31, 2018 to € 5.4 million in the year ended December 31, 2019. The variance was mainly due to higher grant income and an improvement of our bad debt position.

Net financial expense (financial expenses and financial income). In each of 2018 and 2019, the net financial expense mainly related to the net interest expense from loans and deposits of financial institutions. The net financial expense increased from €1.2 million in the year ended December 31, 2018 to €2.3 million in the year ended December 31, 2019. This variance was due to an increase of net interest expense and bank charges.

Income taxes. Income taxes in the year ended December 31, 2019 resulted in an expense of € 2.6 million, which was a combination of deferred tax bookings and income taxes due over the result for the period.

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

Our Materialise Software segment’s Adjusted EBITDA increased from € 11.5 million in the year ended December 31, 2018 to € 13.8 million in the year ended December 31, 2019, an increase of €2.3 million, or 19.7%. This segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased from 30.9% for the year ended December 31, 2018 to 33.2% in the year ended December 31, 2019. The decrease in the Adjusted EBITDA margin was due to revenue growth of 11.4% (which was affected positively by sales mix with a higher portion of recurrent sales), partly offset by an increase in operating expenses by 11.7%, reflecting continued investments in S&M. R&D costs were flat, while G&A expenses decreased.

Our Materialise Medical segment’s Adjusted EBITDA increased from € 10.3 million in the year ended December 31, 2018 to € 10.8 million in the year ended December 31, 2019. The segment’s Adjusted EBITDA margin decreased from 19.6% in the year ended December 31, 2018 to 17.7% in the year ended December 31, 2019. Excluding Engimplan’s contribution, the margin was 17.4% in 2019. The segment’s Adjusted EBITDA margin was affected negatively by a changed sales mix in our medical devices business (CMF’s production revenue grew significantly resulting in higher cost of sales), and our operating expenses, which grew in the aggregate by 16.4%. The increase in our operating expenses was mainly due to an increase in remuneration expenses.

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

Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2019*	2018
Net profit (loss)	1,644	3,027
Income tax expense / (benefit)	2,595	425
Finance costs	3,682	4,864
Finance income	(1,377)	(3,627)
Share in loss of joint venture	392	475
Operating profit	6,936	5,164
Depreciation and amortization	19,278	17,287
Corporate research and development	1,859	1,913
Corporate headquarters costs	11,077	10,358
Net other operating income (expense)	(2,410)	(2,149)
Segment Adjusted EBITDA (unaudited)	36,740	32,573

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan.

B.Liquidity and Capital Resources

Prior to our initial public offering, we historically funded our operations principally from cash generated from operations and borrowings. On June 30, 2014, we completed our initial public offering of 8,000,000 ADSs at a public offering price of $12.00 per ADS, and received net proceeds of approximately $88.3 million. On July 19, 2018, we completed a private placement of 1,953,125 newly issued ordinary shares to BASF Antwerpen for gross proceeds of approximately $25 million. On July 27, 2018, we sold 3,450,000 ADSs in our follow-on public offering at a public offering price of $13.00 per ADS, and received net proceeds of approximately $40.2 million. As we continue to grow our business, we envision funding our operations through multiple sources, including the remaining proceeds from our initial public offering, our private placement to BASF Antwerpen and our follow-on offering, and future earnings and cash flow from operations and borrowings. We may also seek to raise additional capital from offerings of our equity or debt securities on an opportunistic basis when we believe there are suitable opportunities for doing so.

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

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2020, 2019 and 2018.

	For the year ended December 31,
in 000€	2020	2019	2018
Net cash flow from operating activities	29,978	28,402	28,320
Net cash flow from/(used in) investing activities	(28,265)	(25,617)	(22,133)
Net cash flow from/(used in) financing activities	(16,888)	10,781	65,235
Net increase / (decrease) of cash and cash equivalents	(15,175)	13,566	71,422

Comparison of Years Ended December 31, 2020 and 2019

Net cash flow from operating activities was € 30.0 million in the year ended December 31, 2020 compared to € 28.4 million in the year ended December 31, 2019, an increase of € 1.6 million, or 5.6%. The decrease in Adjusted EBITDA (€6.3 million) was offset in full by improvements in our working capital.

Net cash flow used in investing activities was € 28.3 million in the year ended December 31, 2020 compared to € 25.6 million in the year ended December 31, 2019, an increase of € 2.6 million, or 10.3%. In 2020, in addition to capital expenditures of €17.6 million, cash flow used in investing activities were impacted by the acquisition of our remaining interest in RS Print and convertible loan we granted to Ditto and AM Flow. For more information regarding this loan, see Note 3 to our consolidated financial statements.

Net cash flow used in financing activities was € -16.9 million in the year ended December 31, 2020 compared to € 10.8 million in net cash flow from financing activities in the year ended December 31, 2019, a decrease of € 27.7 million, or 256.7%. In 2020 we did not enter into any new loans or borrowings, while the repayment of borrowings and leases amounted to €17.4 million. During 2019, we drew an additional €25.0 million tranche under our finance contract with the European Investment Bank, and €4.0 million to finance capital expenditures from other credit institutions.

Comparison of Years Ended December 31, 2019 and 2018

Net cash flow from operating activities was € 28.4 million in the year ended December 31, 2019 compared to € 28.3 million in the year ended December 31, 2018, an increase of € 0.1 million, or 0.3%, resulting from the increase in EBITDA (€3.1 million) offset by higher income taxes and working capital requirements.

Net cash flow used in investing activities was € 25.6 million in the year ended December 31, 2019 compared to € 22.1 million in the year ended December 31, 2018, an increase of €3.5 million, or 15.7%. In 2019, in addition to capital expenditures, cash flow used in investing activities were impacted by the acquisition of Engimplan and a convertible loan we granted to FluidDa.

Net cash flow from financing activities was € 10.8 million in the year ended December 31, 2019 compared to € 65.2 million in the year ended December 31, 2018, an decrease of € 54.5 million, or 83.5%. During 2018, the main cash flow from financing activity resulted from our follow-on public offering and BASF Antwerpen private placement in July 2018. During 2019, we drew an additional €25.0 million tranche under our finance contract with the European Investment Bank, and €4.0 million to finance capital expenditures from other credit institutions.

Investments in Property, Plant & Equipment and Intangible Assets

The table below describes cash paid for investments in property, plant & equipment and intangible assets for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
in 000€	2020	2019	2018
Purchase of property, plant and equipment	11,032	13,472	18,557
Purchase of intangible assets	6,618	2,193	2,344
Total	17,650	15,665	20,901

Indebtedness

As of December 31, 2020, we had loans and borrowings in the total amount of € 115.1 million, with mainly fixed interest rates. These loans include secured bank loans used to finance the acquisition of ACTech, the construction of office and production facilities in Belgium and Poland, the acquisition of production equipment and installations, and research and development projects.

The following table sets forth our principal indebtedness:

	As of December 31
in 000€	2020	2019	2018
K€35,000 EIB bank loan	35,000	35,000	10,000
K€28,000 acquisition bank loan	18,621	21,612	24,576
K€18,000 secured bank loans	17,013	17,429	17,739
K€12,300 bank loans ACTech	10,470	11,850	12,300
K€9,050 other facility loans	2,910	3,599	4,299
Bank investment loans—top 20 outstanding	17,280	22,132	23,801
Bank investment loans—other	2,681	4,429	3,808
Lease liabilities (2018: Finance leases)	10,624	9,876	6,809
Institutional loan	353	824	1,492
Convertible bonds	—	1,000	1,000
Related party loan	158	187	214
Total loans and borrowings	115,110	127,938	106,038
Current	17,523	16,838	13,598
Non-Current	97,588	111,100	92,440

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

Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The applied rate for the first tranche is initially equal to 2.4%. The applied rate for the second tranche is initially equal to 2.72% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings. Certain of the covenants have been temporarily waived or adjusted as a result of the COVID-19 pandemic. For more information regarding these waivers, see Note 15 to our consolidated financial statements.

K€28,000 Acquisition loan

This bank loan was concluded in October 2017 to finance the acquisition of ACTech. The loan includes a portion of € 18.0 million, repayable monthly over seven years, and a bullet portion of € 10.0 million, payable at once in October 2024. The interest rate is fixed for the duration of the loan, and amounts to 1.1% on average for both portions. The bank loans are secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants.

K€18,000 secured bank loans

The € 18.0 million loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to € 12.0 million (drawn per end 2019: € 11.7 million; per end 2018 € 11.7 million), and with reimbursements only starting in December 2022. The agreement for the Polish facility financing amounts to € 6.0 million (fully drawn per end of 2017), and with reimbursements only starting in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech business were refinanced in their entirety for an aggregate amount of € 9.3 million, with the maturity adjusted to May 2025 and the first repayments beginning in August 2020. The interest rate was fixed at approximately 1.6%, and pledges including a € 4.7 million mortgage on ACTech’s facilities and guaranteed by Materialise NV. In addition, a new investment credit of €3.0 million was obtained from Commerzbank in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%.

K€9,050—Other facility loans

Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (€ 2.0 million, € 0.3 million and € 5.0 million respectively) and another loan for the Czech Republic offices in 2008 (€ 1.8 million). The aggregate balance of the four loans amounted to €2.9 million as of December 31, 2020. All loans have a repayment schedule of 15 years and interest rates are fixed between 4.3% and 5.4% for the four loans.

Bank investment loans

The 20 largest of these investment loans outstanding as of December 31, 2020 amount to a balance of € 17.3 million. They were agreed in 2018, 2017 and prior years to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

K€10,624 Lease liabilities included lease with related party

We have had several lease obligations, mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As at December 31, 2020 the balance of these lease obligations amounts to € 10.6 million, and are mostly at fixed interest rates with weighted average below 2%.

K€2,000 institutional loan

This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of € 2.0 million. The loan is repayable over a four year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter. As of December 31, 2020 € 2.0 million has been drawn with an outstanding balance of € 0.4 million.

Related party loan

Ailanthus NV previously granted us a loan at a fixed interest rate of 4.23% that matures in 2025. Prior to the merger between Ailanthus NV and Materialise NV, Ailanthus NV was demerged into Lunebeke NV, a newly incorporated company. As a result of this demerger, the loan was transferred from Ailanthus NV to Lunebeke NV. For more information on the merger and related demerger, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The purpose of the loan was to finance the purchase of a building in France. The amounts outstanding as of December 31, 2020 were € 0.2 million (2019: € 0.2 million; 2018: € 0.2 million). The interest expense for the year ended December 31, 2020 was €7,440 (2019: €8,645; 2018: €10,000).

Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2020, 2019 and 2018 were € 111.5 million, € 128.9 million and € 115.5 million, respectively. We have no longer undrawn lines of credit at December 31, 2020.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country, certain capital transfers to and from Ukraine are subject to obtaining a specific permit and current legislation in Brazil permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2020, 2019 and 2018, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

C. Research and Development, Patents and Licenses

For information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D. Trend Information

The COVID-19 pandemic has impacted our financial performance for the year ended December 31, 2020. However, the pandemic’s continued trajectory remains highly uncertain and we cannot predict the duration and severity of the pandemic and its containment measures.

Based on our current assessment of the COVID-19 pandemic, we have considered various hypothetical scenarios on how our business, results of operations and financial condition could be impacted during the year 2021 and beyond. In these scenarios, we take the general view, but without any certainty as we are reviewing the situation constantly, that our business will continue to be impacted in 2021, and our revenue may gradually grow sequentially, as the COVID-19 crisis subsides. However, in the current situation, in view of the many uncertainties of this unprecedented crisis, we find it very hard to gain any visibility beyond the second quarter of 2021.

In our Materialise Software segment, we believe that an important part of the software sales of this segment remain, at least temporarily, at risk. A significant portion of the sales of this segment comes from parties that either sell or use 3D printing systems. The weakness of the 3D printing industry in general, including the macro-economic market circumstances of the automotive and aerospace industries in particular, is expected to continue weighing negatively on 3D printing system sales and thus also on our software sales.

In our Materialise Medical segment, we design, produce and sell customized implants, surgical guides and models as well as visualization and planning software to research institutes, universities, medical device companies and hospitals. A significant percentage of this segment’s revenue stems, directly or indirectly, from elective surgeries, almost all of which are now being postponed due to the U.S. Centers for Disease Control and Prevention, or CDC, guidelines, which require hospitals to prioritize preparation and response to the pandemic. As a result, these revenues (and at least the timing thereof) remain uncertain, which may result in a limitation of sales of this segment, definitely in the second quarter of 2021, and possibly in the next quarters as well, depending on when the vaccination of the population in the countries we operate, will have relieved the hospitals.

Our Materialise Manufacturing segment operates as part of the overall manufacturing sector in Europe, which includes subsectors such as automotive, aviation, machine parts and consumer products, all of which are heavily impacted by the coronavirus crisis. We now expect a slow recovery as from the second quarter of 2021, to the extent that the COVID-19 pandemic subsides and industrial sectors are faring better.

Although we were not impacted in 2020 by an increase of bad debt, or major delays in trade payments, we cannot exclude that some of our customers may experience liquidity problems due to the protracted pandemic, and that we will not be able to adjust and align all of our costs according to the expected decrease of revenue. We experienced the negative effects of this crisis on our revenues in 2020 and in the first quarter of 2021. In these analyses, we considered a continued negative impact in the second quarter of 2021, and only a gradual and partial recovery in the third and fourth quarter of this year. From these analyses, we conclude that (according to the currently most likely scenarios), the going concern principle should be maintained, and that the principle financial covenants of our credit facilities will not be violated in 2021. We believe that the expected situation does not impact the current valuation of our inventories, investments, intangible assets (including goodwill), long-lived assets, or our debt.

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

F. Tabular Disclosure of Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2020:

in 000€	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Loans and borrowings	104,486	13,994	34,691	33,336	22,465
Lease Liabilities	10,624	3,493	4,451	1,395	1285
Scheduled interest payments(1)	7,208	1,680	2,527	1,767	1,234
Purchase obligations	6,384	5,710	674	0	0
Total	128,702	24,877	42,343	36,498	24,984

(1)	Scheduled interest payments comprises the interest payable on loans and borrowings and financial lease commitments. No interest is payable on the other contractual obligations in the above table.

As of the end of December 31, 2020 and 2019, we had no significant purchase commitments related to property, plant & equipment.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Information” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information with respect to the current members of our board of directors and senior management:

Name	Age	Position
Directors:
Wilfried Vancraen	59	Founder, Director & Chief Executive Officer
Peter Leys	56	Executive Chairman
A Tre C CVOA, represented by Johan De Lille	58	Director
Hilde Ingelaere	59	Director & Executive Vice President
Sander Vancraen	30	Director
Jürgen Ingels	50	Director
Jos Vander Sloten	58	Director
Lieve Verplancke	61	Director
Bart Luyten	44	Director
Volker Hammes	57	Director
Senior Management and Executive Committee Members:
Wilfried Vancraen	59	Founder, Director & Chief Executive Officer
Peter Leys	56	Executive Chairman
Hilde Ingelaere	59	Director & Executive Vice President
Seaquence BV, represented by Johan Pauwels	53	Executive Vice President
Bart Van der Schueren	54	Executive Vice President, Chief Technology Officer
Alfinco BV, represented by Johan Albrecht	57	Executive Vice President, Chief Financial Officer
Ioberan BV, represented by Stefaan Motte	44	Vice President, Materialise Software segment
De Vet Management BV, represented by Brigitte de Vet-Veithen	50	Vice President, Materialise Medical segment
Level 5 BV, represented by Jurgen Laudus	42	Vice President, Materialise Manufacturing segment
Eduard Crits	62	Chief Information Officer
SoHo services, represented by Conny Hooghe	55	Vice President, Human Resources
Carla Van Steenbergen	45	Vice President, Chief Legal Officer

The term of the directorship of each member of our board of directors will expire at the 2021 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium. Our board of directors has determined that three members of our board of directors, Jürgen Ingels, Lieve Verplancke and A Tre C CVOA, represented by Johan De Lille, are independent under Belgian law and the Nasdaq Stock Market listing requirements.

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

Sander Vancraen. Sander Vancraen has served as one of our directors since 2020. Mr. Vancraen holds a Bachelor’s degree in Aerospace Engineering from Delft University of Technology, with a thesis on a GES (Gravity Explorer Satellite), providing data on temporal changes in Earth’s gravity field for scientific use at low cost. He also holds Master’s degree in Aerospace Engineering, track Space Exploration, from Delft University of Technology, with a thesis on aCOTS GNSS Receiver, testing of an onboard receiver for the Indian Space Research Organization. In 2013, he did a three month internship at Materialise USA in Plymouth, MI, supporting the clinical engineering team. From 2013 to 2018, he managed a guesthouse, Intermezzo. Since October 2018, he has been a design engineer for the EASA DOA of TUI fly, a charter airline.

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

Jos Vander Sloten. Jos Vander Sloten has served as one of our directors since January 2007. Mr. Vander Sloten is a full professor at the Faculty of Engineering Science, KU Leuven and chaired the Division of Biomechanics for two terms from 2006 to 2014. He chaired the Leuven Medical Technology Centre (L-MTC), which he founded in 2008 until the end of his two terms in 2016. Mr. Vander Sloten teaches engineering mechanics, problem solving and engineering design, computer integrated surgery systems, and medical device design including regulatory affairs. From 2006 to 2012, he served as program director of the Master in Biomedical Engineering at KU Leuven. His research interests are computer applications in musculoskeletal biomechanics and computer integrated surgery, on which he authored more than 160 journal papers. Mr. Vander Sloten is a Founding Fellow of the European Alliance for Medical and Biological Engineering and Science, where he previously served as president in 2006, president-elect in 2005 and secretary-general from 2003 to 2004. In 2015, he was elected as a member of the International Academy for Medical and Biological Engineering. Mr. Vander Sloten holds a Master’s degree in Mechanical Engineering and a PhD in Mechanical Engineering — Biomedical Engineering from KU Leuven. Since 2016, he is Vice-Dean for International Affairs at the Faculty of Engineering Science, KU Leuven.

Lieve Verplancke. Lieve Verplancke has served as one of our independent directors since June 2015. Ms. Verplancke began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary until 2012. Ms. Verplancke has also served as a board member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, the Euronext fund, Quest for Growth, MDxHealth and the Stichting tegen Kanker. She is also the founder and managing director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD—KU Leuven), Ms. Verplancke holds a postgraduate degree in Economics and a Master in Business Administration from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

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

Volker Hammes. Volker Hammes, has served as one of our directors since November 2018. Mr. Hammes has served as a Managing Director of BASF New Business GmbH, a subsidiary of BASF SE, the German chemical conglomerate (FWB: BAS), since January 2016 as well as first as Managing Director and then as Chairman of BASF 3D Printing Solutions GmbH, another subsidiary of BASF, since August 2017 and June 2019 respectively. Between 2012 and 2016, Mr. Hammes also served as director or officer of various BASF affiliates, including as Chief Executive Officer and Managing Director, Head of Business Center Turkey, Middle East and North Africa of BASF Turk Kimya San. Ltd. Sti. In addition, Mr. Hammes has served as a director on the board of directors of Essentium Inc. and Evolve Additive Solutions, both providers of industrial 3D printing solutions, since December 2017 and January 2021 respectively. Mr. Hammes holds a Master of Science degree in Mechanical Engineering, Polymer Technology from RWTH Aachen.

Our board of directors has established an Executive Committee. The following is a brief summary of the professional experience of the members of our Executive Committee, which was established effective as of January 1, 2017:

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

Johan Albrecht. Johan Albrecht has represented Alfinco BV as our Chief Financial Officer since August 2015. Mr. Albrecht joined Materialise from BARC NV, a global central laboratory that supports the pharmaceutical and biotech industry in the development of new drugs, where he served as Chief Financial Officer between 1989 and 2015, with responsibility for its worldwide financial and business reporting and control systems. Mr. Albrecht was also a member of BARC NV’s executive committee and a director in its subsidiaries in Belgium, the United States, China, Australia, Singapore and South Africa. After Cerba European Lab, a network of 200 laboratories, acquired BARC NV in 2007, Mr. Albrecht also joined Cerba European Lab’s executive committee in 2011. Prior to joining BARC NV, Mr. Albrecht served in various financial capacities with Pizzaland Benelux (United Biscuits), Applied Data Research and Minit International. Mr. Albrecht holds a postgraduate degree in corporate finance from KU Leuven and a Bachelor of Science in Business Administration from HU Brussels University.

Stefaan Motte. Stefaan Motte serves as Vice President and General Manager of the Materialise Software segment, and as such is responsible for the general strategic management of that segment. Mr. Motte joined us in April 2010, with an initial focus on growing our cranio-maxillofacial business. From 2012 onwards, Mr. Motte’s scope broadened to orthopedic applications as he took up the role of Director of the Clinical Business Unit. From 2015 onwards, Mr. Motte assumed his current role leading the Software business. Mr. Motte has been a member of the Materialise Executive Committee since 2010. Prior to joining Materialise, Mr. Motte was a software architect and project manager with Koninklijke Philips NV from 2001 to 2006. From 2006 to 2010, Mr. Motte worked with NXP semiconductors as a competence center manager, and a member of the NXP Belgium management team. Mr. Motte holds a Master of Science degree in Mathematics from KU Leuven and a Master of Science degree in Applied Informatics from KU Leuven. In 2017 Mr. Motte was appointed Fellow of the Faculty of Science, KU Leuven.

Brigitte de Vet-Veithen. Brigitte de Vet-Veithen has represented De Vet Management BV as Vice President Medical since June 2016. Mrs. de Vet-Veithen has more than 20 years of experience in the Healthcare and Life Sciences Sector. She has worked in various management roles for Johnson & Johnson, ultimately serving as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis in Germany. Before joining Materialise she has held various leadership roles as representative of De Vet Management BV including the role of Chief Executive Officer of Acertys group, a provider of medical devices, software, services and supplies to hospitals and medical professionals. Mrs. de Vet-Veithen holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.

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

Family Relationships

Wilfried Vancraen and Hilde Ingelaere are spouses. Sander Vancreaen is the son of Wilfried Vancraen and Hilde Ingelaere. No other family relationship exists between any members of our board of directors or senior management.

B. Compensation

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2020, only the directorships of Mr. Wilfried Vancraen, Mr. Leys, Ms. Ingelaere, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke and Mr. Hammes were remunerated. See “—Compensation of Senior Management and Executive Committee” below for more information about the remuneration of the directorships of Mr. Wilfried Vancraen, Mr. Leys and Ms. Ingelaere. During the year ended December 31, 2020, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke and Mr. Hammes each received annual remuneration equal to €10,000. In addition, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke and Mr. Hammes each received a remuneration of €1,250 per physical board meeting that he or she attended and €625 for each board meeting held via conference call (lasting more than one hour) that he or she attended.

In addition, the Chairman of the Audit Committee received an annual remuneration of €7,500. Each independent member (including the Chairman) of the Audit Committee or the Remuneration and Nomination Committee received a remuneration of €1,250 for each physical committee meeting that he or she attended, and €625 for each committee meeting held via conference call (lasting more than one hour) and that he or she attended. The Remuneration and Nomination Committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, our board of directors sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the board of directors committees and the rules for reimbursement of directors’ business-related out-of-pocket expenses.

Compensation of Senior Management and Executive Committee

In 2020, our senior management received in the aggregate total gross compensation of €2.39 million, which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the remuneration of the directorships of Mr. Wilfried Vancraen, Mr. Leys and Ms. Ingelaere and the compensation for the members of the Executive Committee.

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

Board of Directors Practices

Decisions are generally made by our board of directors as a whole. However, decisions on certain matters may be delegated to committees of our board of directors or to the Executive Committee to the extent permitted by law and our restated articles of association. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of our board of directors.

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

Our board of directors entrusted the daily management of the company to Wilfried Vancraen, our Chief Executive Officer, in conformity with article 7:121 of the Belgian Companies and Associations Code.

Pursuant to our restated articles of association, our board of directors may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by our board of directors. Where permissible by law and our restated articles of association, important powers of our board of directors may also be transferred to committees.

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

Our Remuneration and Nomination Committee assists our board of directors in its decisions relating to the remuneration policy and individual remuneration packages for our board of directors, the appointment of directors, the Chief Executive Officer and the other members of senior management.

The Remuneration and Nomination Committee’s duties and responsibilities to carry out its purposes include, among others:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•

recommending to our board of directors the director nominees for each annual general meeting, taking into account any nomination rights that certain shareholders may have under our restated articles of association;

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

	For the year ended December 31,
	2020	2019*	2018
Total	2,163	2,177	2,009
Segments:
Materialise Software	285	303	273
Materialise Medical*	738	763	634
Materialise Manufacturing	760	775	783
Additional staff	380	336	319

*	Includes 104 Engimplan FTEs.

We currently do not have a work council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

E. Share Ownership

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 23, 2021, for each member of our board of directors and senior management as of April 23, 2021:

	Ordinary Shares Beneficially Owned as of April 23, 2021
Name of beneficial owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	32,229,946	59.5
Peter Leys(4)	314,459	*
A Tre C CVOA, represented by Johan De Lille(5)	—	—
Sander Vancraen	—	—
Jürgen Ingels	—	—
Jos Vander Sloten	12,000	*
Lieve Verplancke	—	—
Hilde Ingelaere(3)	32,229,946	59.5
Bart Luyten	—	—
Volker Hammes	—	—
Johan Pauwels(6)	140,000	*
Bart Van der Schueren(7)	139,377	*
Johan Albrecht	—	—
Jurgen Laudus(8)	1	*
Carla Van Steenbergen(9)	664	*
Stefaan Motte(10)	1	*
Brigitte de Vet-Veithen(11)	9,793	*
Conny Hooghe	—	—
Eddy Crits	—	—

*	Less than 1%
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
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

(3)

Consists of (i) 5,465,405 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 13,571,947 ordinary shares and 27,135 ADSs held by Ms. Ingelaere and (iii) 12,021,612 ordinary shares and 1,116,712 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (maatschap) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere. Does not include (i) 4,545 warrants issued and granted to Mr. Vancraen or 4,545 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 4,545 ordinary shares and 4,545 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted) or (ii) 6,000 warrants issued and granted to Mr. Vancraen or 6,000 warrants issued and granted to Ms. Ingelaere under the 2015 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares and 6,000 ordinary shares, respectively, at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted). In the weeks following the filing of this annual report, Mr. Vancraen and/or Ms. Ingelaere may transfer certain of the shares or ADSs they own directly to Idem for estate planning purposes.

(4)

Consists of (i) 7,040 ADSs held by Peter Leys, 4,215 ADSs held by Els Kindt (the spouse of Peter Leys), 22,862 ADS held by Riverside, a partnership (maatschap) that is controlled and managed by Mr. Leys and Ms. Kindt and 75,000 ADSs held by Mountain View, a partnership that is controlled and managed by Mr. Leys and Ms. Kindt and (ii) 103,561 ordinary shares held by Els Kindt and 101,781 ordinary shares held by Mountain View. Does not include 6,000 warrants issued and granted to Mr. Leys under the 2015 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €6.45 share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted).

(5)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(6)

Consists of (i) 40,000 ordinary shares held jointly with Mr. Pauwels’ spouse Kristine Van Muylder, and (ii) 100,000 ordinary shares jointly held by Mr. Pauwels and Ms. Van Muylder through Sorelle, a partnership that is controlled and managed by Mr. Pauwels and Ms. Van Muylder. Does not include (i) 4,545 warrants issued and granted to Mr. Pauwels under the 2014 Warrant Plan, which warrants are exercisable for 4,545 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted) or (ii) 6,000 warrants issued and granted to Mr. Pauwels under the 2015 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted).

(7)

Consists of (i) 124,552 ordinary shares held by Mr. Van der Schueren and (ii) 14,825 ADSs held by Mr. Van der Schueren. Does not include (i) 4,545 warrants issued and granted to Mr. Van der Schueren under the 2014 Warrant Plan, which warrants are exercisable for 4,545 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted) or (ii) 6,000 warrants issued and granted to Mr. Van der Schueren under the 2015 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted).

(8)

Consists of 34,600 ADSs held by Mr. Laudus. Does not include (i) 4,545 warrants issued and granted to Mr. Laudus under the 2014 Warrant Plan, which warrants are exercisable for 4,545 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted) or (ii) 6,000 warrants issued and granted to Mr. Laudus under the 2015 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted).

(9)

Consists of 664 ADSs held by Ms. Van Steenbergen. Does not include (i) 4,545 warrants issued and granted to Ms. Van Steenbergen under the 2014 Warrant Plan, which warrants are exercisable for 4,545 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted) or (ii) 6,000 warrants issued and granted to Ms. Van Steenbergen under the 2015 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted).

(10)

Consists of 1 ADS held by Mr. Motte. Does not include (i) 4,545 warrants issued and granted to Mr. Motte under the 2014 Warrant Plan, which warrants are exercisable for 4,545 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted) or (ii) 2,000 warrants issued and granted to Mr. Motte under the 2015 Warrant Plan, which warrants are exercisable for 2,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted).

(11)

Consists of 9,793 ADSs held by Ms. de Vet-Veithen. Does not include 18,000 warrants issued and granted to Ms. de Vet-Veithen under the 2015 Warrant Plan, which warrants are exercisable for 18,000 ordinary shares at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 24, 2020, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially Owned as of April 24, 2020
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	32,229,946	59.5
Hilde Ingelaere(3)	32,229,946	59.5
Nikko Asset Management Americas Inc.(4)	2,655,198	[5.07	]
ARK Investment Management LLC(5)	8,564,081	[16.35	]

(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 24, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(3)

Consists of (i) 5,465,405 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 13,571,947 ordinary shares and 27,135 ADSs held by Ms. Ingelaere and (iii) 12,021,612 ordinary shares and 1,116,712 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (maatschap) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere. Does not include (i) 4,545 warrants issued and granted to Mr. Vancraen or 4,545 warrants issued and granted to Ms. Ingelaere under the 2014 Warrant Plan, which warrants are exercisable for 4,545 ordinary shares and 4,545 ordinary shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted) or (ii) 6,000 warrants issued and granted to Mr. Vancraen or 6,000 warrants issued and granted to Ms. Ingelaere under the 2015 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares and 6,000 ordinary shares, respectively, at €6.45 per share, vested or will vest 10% on September 2018, 20% on September 2019, 30% on September 2020 and 40% on September 2021, and expire in 2025 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted).

(4)

Based on a Schedule 13G/A filed with the SEC on February 11, 2021 by Nikko Asset Management Americas Inc. (“NAMA”) and jointly by Sumitomo Mitsui Trust Holdings Inc. (“SMTH”) and Nikko Asset Management Co., Ltd. (“NAMC”). NAMA is an investment advisor and in the Schedule 13G/A filed by NAMA it is reported that NAMA has (a) shared voting with respect to 2,645,352 ADSs and (b) shared dispositive power with respect to 2,655,198 ADSs. SMTH and NAMC are parent holding companies of NAMA and are non-U.S. institutions. NAMC is an investment advisor and in the Schedule 13G/A jointly filed by SMTH and NAMC on February 5, 2021, it is reported that SMTH and NAMC beneficially own, as parent holding companies of NAMA, 2,655,198 ADSs and have (a) shared voting with respect to 2655,198 ADSs and (b) shared dispositive power with respect to 2,655,198 ADSs.

(5)

Based on a Schedule 13G/A filed with the SEC on February 16, 2021 by ARK Investment Management LLC (“ARK”). ARK is an investment advisor and in the Schedule 13G/A filed by ARK it is reported that ARK has (a) sole voting power with respect to 8,257,636 ADSs; (b) shared voting with respect to 75,126 ADSs; and (c) sole dispositive power with respect to 28,564,081 ADSs.

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

As of February 1, 2021, there were 40 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of February 1, 2021, 58.4% of our outstanding ordinary shares were held in Belgium by 39 holders of record. As of February 1, 2021, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 41.6% of our outstanding ordinary shares were held in the United States by one holder of record, the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 22,527,940 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 41.6% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holder whose shares may be held in trust by other entities.

B. Related Party Transactions

Since January 1, 2020, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and “—A. Major Shareholders,” and the transactions we describe below.

Merger between Materialise NV and Ailanthus NV

Merger

On December 31, 2020, Ailanthus NV, an entity previously owned and controlled by Wilfried Vancraen and Hilde Ingelaere, was merged into our company (which we refer to as the “Merger”). Prior to the Merger, Ailanthus NV was demerged into Lunebeke NV, a newly incorporated company. All of Ailanthus NV’s assets and liabilities were transferred to Lunebeke NV, with the exception of (i) the ordinary shares of our company held by Ailanthus NV and (ii) the corresponding accounting equity components. As such, at the time of the Merger, the only assets held by Ailanthus NV were 13,428,688 ordinary shares of our company.

Upon consummation of the Merger, Wilfried Vancraen and Hilde Ingelaere, in their capacity of shareholders of Ailanthus NV, received 13,428,688 new ordinary shares of our company (with the same rights and obligations as the other outstanding shares of our company). Immediately following the Merger, we annulled the 13,428,688 shares that we had acquired in the Merger. As a result, the same amount of shares was outstanding after the Merger as before. Also, no other changes were made to the organizational documents of our company in connection with the Merger and all our existing ordinary shares (other than the shares formerly held by Ailanthus NV that were annulled by us) remained outstanding with the same rights that applied before the Merger.

This transaction constituted part of the restructuring of the family assets held by the family Vancraen-Ingelaere.

Indemnification agreement

In connection with and prior to the Merger, we entered into an indemnification agreement with Ailanthus NV and with Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV (which we refer to collectively as the “indemnifying parties”). Pursuant to the indemnification agreement, among other things, the indemnifying parties agreed to reimburse us for: (i) costs incurred by us in connection with the Merger, (ii) possible liabilities of our company as a result of the Merger, and (iii) possible negative tax consequences, if any, for certain of our shareholders. The obligation to reimburse our shareholders applies to shareholders who were shareholders prior to April 30, 2021 (which we refer to as “qualifying shareholders”).

The term of the indemnification agreement expires on December 31, 2030. However, we and any qualifying shareholders have the right to make claims against the indemnifying parties for a period of 10 years following the occurrence giving rise to the claim.

Letter Agreement

In addition, in connection with the Merger, we entered into a letter agreement, dated December 31, 2020, with Wilfried Vancraen and Hilde Ingelaere pursuant to which, among other things, we granted certain demand and “piggyback” registration rights to Wilfried Vancraen and Hilde Ingelaere in respect of the new ordinary shares that were issued to them in connection with the Merger.

Lunebeke NV

In the past, Ailanthus NV, which was a shareholder of our company up until the Merger and which was owned and controlled by Mr. Vancraen and Ms. Ingelaere, had provided several loans and financial leases to us for the purchase of machinery and a portion of our office and production buildings.

Ailanthus NV had granted us one loan at a fixed interest rate of 4.23% that matures in 2025. The purpose of the loan was to finance the purchase of a building in France. As described above, prior to the Merger, Ailanthus NV was demerged into Lunebeke NV, a newly incorporated company. All of Ailanthus NV’s assets and liabilities were transferred to Lunebeke NV, with the exception of (i) the ordinary shares of our company held by Ailanthus NV and (ii) the corresponding accounting equity components. As such, the loan granted by Ailanthus NV was also transferred from Ailanthus NV to Lunebeke NV. For additional information about the loan, see Note 15 to our audited consolidated financial statements.

We used to rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who were visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2020 was €0.11 million. This activity was also transferred from Ailanthus NV to Lunebeke NV as a result of Ailanthus’s demerger.

Convertible Bonds Conversion

On October 28, 2013, we issued to Mr. Leys and his spouse Els Kindt 1,000 convertible bonds at an issuance price of €1,000 per bond. The bonds had a maturity of seven years, bore an annual interest rate of 3.7% and could be converted into ordinary shares at a conversion price of €1.97 per share.

On October 9, 2020, we issued 508,904 new shares and increased our share capital with €1 million following the conversion of the 1,000 bonds. In particular, 203,561 ordinary shares were issued to Els Kindt, and 203,562 ordinary shares were issued to Riverside BM and 101,781 ordinary shares were issued to Mountain View BM, which are civil partnerships (burgerlijke maatschap / société civile de droit commun) controlled and managed by Peter Leys and Els Kindt.

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

In addition, on May 6, 2020, we received a written notice and request for indemnification from Zimmer Biomet, which had been named as a defendant in a patent infringement suit filed by Osteoplastics, LLC on March 20, 2020 in the United States District Court for the District of Delaware. Zimmer Biomet based its request for indemnification on the terms of its license and distribution agreement with us. The complaint alleges infringement by Zimmer Biomet of four U.S. patents. The allegedly infringing products include certain instruments allegedly manufactured with certain of our software. The litigation is currently in the early stages of discovery and the case is scheduled for trial in October 2022. We have entered into a cost-sharing agreement with Zimmer Biomet pursuant to which we have exercised our right to assume and control the defense of the action related to the products covered by our indemnity obligations. We have also filed petitions requesting a review of the patents asserted by Osteoplastics by the U.S. Patent and Trademark Office, as well as other patents asserted by Osteoplastics in certain other actions brought against third party defendants. We believe there are meritorious defenses to the complaint and intend to contest it vigorously. However, an adverse resolution of this litigation could have an adverse effect on our results of operations, financial condition or cash flows in the period in which the litigation is resolved. No amounts have been accrued for this loss contingency.

Other than the litigation described above, we are currently not a party to any other legal or arbitration proceedings, which, in the opinion of our management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations.

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

Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory Belgian GAAP financial statements. In addition, in accordance with Belgian law and our restated articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our statutory non-consolidated accounts (prepared in accordance with Belgian GAAP) to a legal reserve until the reserve equals 10% of our share capital. As a consequence of these facts there can be no assurance as to whether dividends or other distributions will be paid out in the future or, if they are paid, their amount.

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

B. Memorandum and Articles of Association

The information called for by this item is being reported in Exhibit 2.3 (Description of Securities) to this annual report, which exhibit is incorporated herein by reference, and is supplemented by the following additional information related to changes in our share capital.

The share capital of Materialise NV was increased following the exercise of warrants previously issued under our 2007 Warrant Plan on November 27, 2014, with €4,336.77 (excluding an issuance premium of €69,359.23) against the issuance of 75,200 new ordinary shares.

On March 5, 2015, the board of directors increased the share capital of Materialise NV by €4,626.50 (excluding an issuance premium of €574,290.50) against the issuance of 80,182 new ordinary shares.

The share capital of Materialise NV was increased following the exercise of warrants previously issued under our 2007 Warrant Plan on November 20, 2015, with €5,647.15 (excluding an issuance premium of €90,392.85) against the issuance of 98,000 new ordinary shares. The 2007 Warrant Plan 2007 is now terminated. There are no outstanding warrants issued under this plan.

On December 18, 2015, the board of directors adopted a new Warrant Plan, our 2015 Warrant Plan, and issued 1,400,000 warrants, which warrants are exercisable for 1,400,000 new ordinary shares. As of December 31, 2020, 352,000 of the warrants were granted.

On March 30, 2018, the board of directors increased the share capital of Materialise NV by €5,931.68 (excluding an issuance premium of €201,331.37) against the issuance of 102,856 new ordinary shares.

On July 19, 2018, the board of directors increased the share capital of Materialise NV by €112,636.20 (excluding an issuance premium of €21,418,670.32) against the issuance of 1,953,125 new ordinary shares.

On July 18, 2018, the board of directors decided to increase the share capital of Materialise NV, which capital increase was confirmed on July 26 and July 27, 2018, by €173,009.19 (excluding an issuance premium of €33,188,838.54) and €25,951.38 (excluding an issuance premium of €4,967,220.35), respectively, against the issuance of 3,000,000 and 450,000 new ordinary shares, respectively.

On December 28, 2018, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2013 Warrant Plan and the 2014 Warrant Plan by €1,102.07 (excluding an issuance premium of €39,676.43) and €2,321.96 (excluding share premium of €352,210.06), respectively, against the issuance of 19,100 and 40,242 new ordinary shares, respectively.

On November 29, 2019, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2013 Warrant Plan and the 2014 Warrant Plan by €10,274.68 (excluding an issuance premium of €345,325.58) and €5,973.90 (excluding an issuance premium of €906,636.38), respectively, against the issuance of 178,164 and 103,588 new ordinary shares, respectively.

On April 16, 2020, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2015 Warrant Plan by €1,254.32 (excluding an issuance premium of €139,033.18) against the issuance of 21,750 new ordinary shares.

On October 9, 2020, the board of directors increased the share capital of Materialise NV following the conversion of the convertible bonds held by Peter Leys and his spouse by €1,000,000 against the issuance of 508,904 new ordinary shares.

On November 13, 2020, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2013 Warrant Plan, the 2014 Warrant Plan and the 2015 Warrant Plan by €2,180.98 (excluding an issuance premium of 231,347.86), €15,212.54 (excluding an issuance premium of €1,757,042.30) and €11,324.48 (excluding an issuance premium of €954,563.02) against the issuance of 115,176, 201,164 and 149,750 new ordinary shares, respectively.

On December 31, 2020, in the context of the merger between Materialise NV and Ailanthus NV, the extraordinary general meeting of shareholders decided to increase the share capital of Materialise NV and in the same notarial deed of the same date, decided to decrease the share capital of Materialise NV by the same amount. As a result, the share capital of Materialise NV did not change as a result of the aforementioned merger. See “Item 7. Major Shareholders and Related Party Transactions.”

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

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws, treaties and regulatory interpretation thereof.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Administration.

For the purposes of this summary, ADSs or ordinary shares means ordinary shares represented by ADSs. Both terms are used interchangeably.

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form. A reimbursement of fiscal capital made in accordance with the Belgian Code of Companies and Associations is partly considered to be a distribution of the existing taxed reserves (irrespective whether incorporated into the capital or not) and/or the tax-free reserves incorporated into the capital. The proportion is determined on the basis of the ratio between certain taxed reserves and tax-free reserves incorporated into the capital on the one hand and, on the other hand, the aggregate of such reserves and the fiscal capital. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

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

For non-residents, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian Dividend Withholding Tax

Under the Belgium-United States Tax Treaty (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty, (a “Qualifying Holder”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is: (i) a company that is a resident of the United States that has owned directly ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Centre Etrangers, Team 6, Kruidtuinlaan 50, PO 3429, 1000 Brussels, Belgium or online on the website of the Belgian tax authorities. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend is paid or attributed. U.S. holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to certain U.S. pension funds provided that the U.S. pension fund (i) qualifies as a non-resident saver for Belgian withholding tax purposes (i.e., it has a separate legal personality and fiscal residence outside of Belgium and without a permanent establishment or fixed base in Belgium), (ii) has a corporate purpose that consists solely in managing and investing funds collected in order to pay legal or complementary pensions, (iii) has activity that is limited to the investment of funds collected in the exercise of its statutory purpose, without any profit making activity and (iv) is exempt from income taxes in the United States. Furthermore, such pension fund may not contractually be obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the ADSs nor obligated to pay a manufactured dividend with respect to the ADSs under a securities borrowing transaction (save in certain particular cases as described in Belgian law) and subject to certain procedural formalities.

Under Belgian domestic tax law, a withholding tax exemption is available to dividends paid to a non-resident corporate shareholder (located in a Member State of the European Union or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) provided that (i) at the date of payment or attribution of the dividend it holds a participation in our company representing at least 10% of our share capital, (ii) this holding is held or will be held in full ownership for an uninterrupted period of at least one year, (iii) this non-resident corporate shareholder is tax resident of the country where it is established according to the tax laws of and the bilateral tax treaties established by such country, (iv) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime and (v) its legal form is (similar to one of the legal forms) listed in the annex of the E.U. directive dated 23 July 1990 (90/435/EC) as amended by the directive of 22 December 2003 (2003/123/EC). This reduced withholding tax will apply provided that certain procedural formalities are complied with.

Finally, a withholding tax exemption is available, pursuant to Belgian domestic tax law, to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that at the date of payment or attribution of the dividend it holds a participation in our company representing less than 10% of our share capital but the acquisition value of which is at least €2.5 million and provided that certain other conditions are met, i.e., that (i) this holding is held or will be held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime, and (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated 30 November 2011 (2011/96/EU) as amended by the directive of 8 July 2014 (2014/86/EU). This reduced withholding tax will apply only if and to the extent that the ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to above and subject to certain procedural formalities.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs do not fall within the scope of application of Belgian domestic tax law.

Capital gains realized on ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation in Belgium unless the corporate Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected. Capital losses are not deductible.

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

However, if the intermediary is established outside of Belgium, the tax will in principle be due by the ordering private individual or legal entity, unless that individual or entity can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian representative for tax purposes, which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the tax on stock exchange transactions if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

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

Belgian Annual Tax on Securities Accounts

Pursuant to the Law of February 17, 2021 introducing a new annual tax on securities accounts due on securities accounts held through an intermediary if the average value of the taxable financial instruments held on this securities account exceeds €1 million during a reference period of 12 consecutive months. This new annual tax on securities accounts is introduced because the previous tax on securities accounts was annulled by the Belgian Constitutional Court.

The annual tax on securities accounts is due irrespective of whether the holder of a securities account is a physical person or a legal entity. If the holder of a securities account is a Belgian resident, the annual tax on securities accounts will be applicable both to securities accounts held in Belgium as well as securities accounts held abroad. For non-residents, only securities accounts held in Belgium fall in scope of the annual tax on securities accounts. A double tax treaty could prevent Belgium to levy the annual tax on securities accounts.

Certain exemptions exist to mitigate the impact of the annual tax on securities accounts on the financial sector. As such, securities accounts held by certain financial undertakings are exempt.

All securities held on a securities account are targeted, such as shares, bonds, participations in investment funds and investment companies, but also derived products, such as index trackers, turbo’s, real estate certificates and cash. The rate of the annual tax on securities accounts amounts to 0.15% on securities accounts of which the average value exceeds €1 million during a reference period of 12 consecutive months. In order to avoid that the payment of the tax would result in a decrease of the average value below the €1 million threshold, the rate is limited to 10% of the difference between the taxable base and €1 million in those cases. The reference period is a subsequent period of 12 months starting on October 1 and ending September 30 of the subsequent year or (i) any earlier date when the account is closed; or (ii) the moment when the account holder becomes a resident of a state with which Belgium has concluded a tax treaty and the tax treaty allocates the taxing rights to the other state. The average value is calculated by taking the average of the securities accounts values on December 31, March 31, June 30 and September 30.

The tax must be declared and paid by the Belgian resident intermediary with whom the securities account is held. If a securities account is held with a non-resident intermediary, the holder of the securities account itself is responsible for the declaration and the payment of the annual tax on securities accounts. Alternatively, the foreign intermediary could also voluntarily appoint a recognized responsible representative in Belgium to declare and pay the tax.

In case of non-declaration, late, inaccurate or incomplete declaration, as well as non-payment or late payment, a penalty varying from 10% to 200% of the tax due can be imposed. Every holder of the securities account is jointly and severally liable to pay these penalties. The Law furthermore includes a general anti-abuse provision pursuant to which the following is not allowed: (i) distributing taxable financial instruments over different securities accounts to avoid the threshold of €1 million for an individual account, (ii) converting taxable financial instruments into nominative securities (the latter are out of scope of the tax); (iii) transferring a securities account to a foreign legal entity which then transfers the securities to a foreign securities account, etc. In the aforementioned circumstances, there is a refutable presumption that abuse exists. However, the Law also includes situations in which there is an irrefutable presumption of abuse. As such, the following transactions taking place as of October 30, 2020 onwards will be considered to constitute abuse: (i) splitting of a securities account into multiple securities accounts held by the same intermediary; and (ii) the conversion of taxable financial instruments held in a securities account to nominal financial instruments.

Prospective Holders should consult their own tax advisors as to whether they are subject to the new annual tax on securities accounts.

Proposed Financial Transactions Tax

On February 14, 2013, the European Commission published a proposal for a Directive for a common financial transactions tax (“FTT”) in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia, Estonia and Slovakia (collectively, the “Participating Member States”). On December 8, 2015, Estonia declared that it will no longer support the FTT.

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

U.S. Taxation

The following is a discussion of the material U.S. federal income tax considerations to U.S. holders (as defined below) of acquiring, holding and disposing of the ADSs. The following discussion applies only to U.S. holders that purchase ADSs, will hold ADSs as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and that are not residents of, or ordinarily resident in, Belgium for tax purposes nor hold their ADSs as part of a permanent establishment in Belgium. The discussion also does not address any aspect of U.S. federal taxation other than U.S. federal income taxation. In particular, this summary does not address all tax considerations applicable to investors that own (directly or by attribution) 10% or more of our stock by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, investors liable for the alternative minimum tax, certain U.S. expatriates, individual retirement accounts and other tax-deferred accounts, partnerships or other pass-through entities for U.S. federal income tax purposes, tax-exempt organizations, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting, investors that will hold the ADSs as part of constructive sales, straddles, hedging, integrated or conversion transactions for U.S. federal income tax purposes or investors whose “functional currency” is not the U.S. dollar). Further, this discussion is limited to U.S. holders that hold our ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) at all relevant times and does not address all U.S. federal income tax consequences relevant to a U.S. holder’s particular circumstances, including the impact of the Medicare tax on net investment income.

The following summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations thereunder, published rulings of the U.S. Internal Revenue Service (the “IRS”), the Treaty, and judicial and administrative interpretations thereof, in each case as available on the date of this prospectus supplement. Changes to any of the foregoing, or changes in how any of these authorities are interpreted, may affect the tax consequences set out below, possibly retroactively. No ruling will be sought from the IRS with respect to any statement or conclusion in this discussion, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following discussion or, if challenged, a court will uphold such statement or conclusion.

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

We do not expect to be a PFIC, and the discussion under “—Distributions by Us” and “—Proceeds from the Sale, Exchange or Retirement of the ADSs” below assumes we will not be a PFIC. See “—Passive Foreign Investment Company” discussion below.

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

Distributions by Us

Subject to the application of the PFIC rules discussed below, the U.S. dollar value of distributions paid by us (including the amount of any taxes withheld) out of its earnings and profits, as determined under U.S. federal income tax principles, will be subject to tax as foreign source ordinary dividend income and will be includible in your gross income upon receipt by the Depositary. However, we do not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by us with respect to ordinary shares or ADSs will constitute ordinary dividend income. Subject to applicable limitations, so long as the ADSs are regularly traded on the Nasdaq Global Select Market, we expect that dividends paid by us will be classified as “qualified dividend income” generally subject to tax at lower rates than other items of ordinary income when received by individuals and other non-corporate U.S. holders. Any dividends we pay with respect to the ADSs or ordinary shares will constitute foreign source income for foreign tax credit purposes.

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

Proceeds from the Sale, Exchange or Retirement of the ADSs

Upon the sale, exchange or retirement of ADSs, a U.S. holder will generally recognize U.S. source capital gain or loss equal to the difference, if any, between the U.S. dollar amount realized on the sale, exchange or retirement and the U.S. holder’s tax basis in the ADSs (generally their cost in U.S. dollars). Any gain or loss generally will be long-term capital gain or loss if the ADSs have been held for more than a year. If you are a non-corporate U.S. holder, including an individual U.S. holder, you may be eligible for reduced U.S. federal income tax rates for long-term capital gains. The deductibility of capital losses is subject to limitations.

Gain or loss you recognize on the sale, exchange or retirement of ADSs will generally be treated as U.S. source income or loss for foreign tax credit purposes.

Passive Foreign Investment Company

We believe that we were not a PFIC for the tax year ended December 31, 2020, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2021, or for the foreseeable future. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2020 or in any subsequent taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.

A non-U.S. corporation is a PFIC in any taxable year in which, after taking into account certain look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of its assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents, royalties, gross income from certain commodities transactions, and capital gains. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. The same general look-through rule applies when a foreign corporation owns at least 25% by value of the partnership (a look-through partnership) – the foreign corporation is treated as owning its share of the partnership’s assets and deriving its share of the partnership’s income, characterized as passive or active at the partnership level. In the case the foreign corporation satisfies an “active partner” test, the foreign corporation may treat less-than-25% owned partnerships as look-through partnerships, unless the foreign corporation elects otherwise. Although the determination of whether a non-U.S. corporation is a PFIC for a given taxable year is based on its income and assets for that taxable year, as determined under the PFIC rules, once a non-U.S. corporation is a PFIC for any taxable year, it generally remains a PFIC for any investors that owned interests in all or a portion of such taxable year even if it would not otherwise qualify as a PFIC in later taxable years. We do not undertake to monitor our PFIC status on an ongoing basis.

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

The PFIC rules provide for certain elections that can, in certain circumstances, alter the tax consequences of PFIC status as generally described above, thereby mitigating the adverse tax consequences that generally apply under the PFIC rules as described above. One such election, the “qualified electing fund” or “QEF” election, allows a U.S. holder to include in income its share of the corporation’s income on a current basis and it requires (among other things) that the U.S. holder include with its U.S. federal income tax return a “PFIC Annual Information Statement” provided by the foreign corporation and disclosing to the U.S. Holder its pro rata share of the corporation’s “ordinary earnings” and “net capital gain” as determined under U.S. federal income tax principles. A QEF election also can, in certain circumstances, cause the “excess distribution” regime described above not to apply, generally resulting in more favorable tax consequences upon receipt of PFIC excess distributions or the recognition of gain on sale of PFIC shares (or ADSs). However, we do not intend to calculate our “ordinary earnings” or “net capital gain,” nor do we intend to supply U.S. holders with the required “PFIC Annual Information Statement.” Therefore, it generally will not be possible for you to make a QEF election if we are, or if we become, a PFIC.

A different election, the “mark-to-market” election could be available if our ADSs or ordinary shares, as applicable, are considered “marketable stock” as defined under applicable U.S. Treasury Regulations. This election can be made if the ADSs are considered to be “marketable securities” for purposes of the PFIC rules. The ADSs should be marketable securities for these purposes to the extent they are “regularly traded” on the Nasdaq Global Select Market. Generally, shares are treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Subject to certain limitations, a U.S. holder that makes a valid mark-to-market election with respect to the ADSs would be required to take into account the difference, if any, between the fair market value at the end of each taxable year and the fair market value at the end of the preceding taxable year (or the acquisition price in the first year the election is in effect) of those ADSs, as ordinary income or ordinary loss (but only to the extent of the net amount previously included as income by the U.S. holder as a result of the mark-to-market election). A U.S. holder’s basis in the ADSs will be increased by the amount of any ordinary income inclusion and decreased by the amount of any ordinary loss taken into account under the mark-to-market rules. Gains from an actual sale or other disposition of the ADSs for which this election has been properly made would be treated as ordinary income, any losses incurred on a sale or other disposition of the ADSs would be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years and any additional loss would be capital loss.

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

Medicare Tax

Certain U.S. holders who are individuals, estates and trusts will be required to pay an additional 3.8% tax on some or all their “net investment income,” which generally includes its dividend income and net gains from the disposition of the ADSs. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

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

We have filed our restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Leuven (Belgium), where they are available to the public. A copy of our a restated articles of association is also publicly available as an exhibit to this annual report, as well as on the website of the Royal Federation of Belgian Notaries (only in Dutch, French or German, https://statuten.notaris.be/costa_v1/enterprises/search). This website address is included in this annual report as an inactive textual reference only, and the information and other content appearing on this website are not incorporated by reference into this annual report. In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public.

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

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be highly inflationary. In the years ended December 31, 2020, 2019 and 2018, 35%, 29% and 30% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income. We primarily have exposure to the U.S. dollar, British pound, Japanese yen and Brazilian real as foreign currency.

If the U.S. dollar (rate for €1) would have appreciated by 10%, the net result would have been €1.8 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been €1.7 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.

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

Liquidity Risk

The liquidity risk is that we may not have sufficient cash to meet our payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. We have historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. We no longer have undrawn lines of credit at December 31, 2020 (our undrawn lines of credit were €0.0 million and €26.0 million as of December 31, 2019 and 2018, respectively). These line of credit arrangements do not contain significant financial covenants.

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

We consistently review our capital structure and make adjustments in light of changing economic conditions. We made no changes to our capital management objectives, policies or processes during the years ended December 31, 2020, 2019 and 2018.

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

During the year ended December 31, 2020, the remaining net proceeds from our initial public offering were used and continue to be used as a buffer for our working capital, unfinanced capital expenditures, financing activities (including acquisitions, partnerships) and general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

a)  Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2020 that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below under “Management’s Annual Report on Internal Control Over Financial Reporting.”

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the Internal Control-Integrated Framework, 2013 (the “COSO 2013 Framework”).

In accordance with guidance issued by the Securities and Exchange Commission, management’s assessment of our internal control over financial reporting did not include the internal controls of RS Print Powered By Materialise NV (RS Print), of which we acquired the remaining 50% shares on November 8, 2020. RS Print’s assets and revenues in our consolidated financial statements for the year ended December 31, 2020 amounted to EUR 10.9 million or 3.3% of total assets and EUR 0.7 million or 0.4% of total revenue, respectively.

Based on its assessment, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the material weaknesses in our internal control over financial reporting described below.

•

We did not have an effective risk assessment processes to identify and assess the risks of misstatement within the financial reporting process and to design and implement controls to mitigate to those risks, in particular in the areas of loans and borrowings, taxes, leases and information produced by the entity (IPE) that is used to operate certain controls over financial reporting.

•

We did not have an effective monitoring processes to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies, including due to a lack of resources.

•	We did not have effective processes to ensure the proper review and approval of journal entries prior to posting to the general ledger.

•	We did not have effective controls over the completeness and accuracy of information produced by the entity (IPE) that is used to operate certain controls over financial reporting.

These material weaknesses could cause misstatements in any financial statement line items.

Notwithstanding the identified material weaknesses and management’s assessment that internal control over financial reporting was not effective as of December 31, 2020, management believes that the audited consolidated financial statements contained in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS.

The material weaknesses did not result in any identified material misstatements to the financial statements, and there were no changes to previously released financial results.

Remediation Plan

We implemented a remediation plan addressing deficiencies in our internal controls that were previously reported as of December 31, 2019, and we remediated material weaknesses in the areas of IT general controls, revenue recognition and financial reporting and will continue to do so for the deficiencies reported as of December 31, 2020, including in particular:

•	For our entity level controls, the risk assessment and monitoring of our internal control system was not effective for the following reasons:

•

the risk assessment procedures necessary to identify process risk points within our control environment did not operate at a sufficient level of precision to identify key risks, in particular in the area of loans and borrowings, taxes, and leases;

•

for controls containing a review element, the definition and documentation of the steps to be performed by the control operator and the criteria for investigation (including the analysis if any thresholds used) was insufficient;

•	there was no sufficiently comprehensive and systematic process for identifying IPE nor for identifying and testing controls over the completeness and accuracy of IPE; and

•

the internal audit department did not perform sufficient independent assessments of internal controls, there were missing self-assessments and not all of the action plans and open matters identified by internal audit reported to the audit committee during the year, could be formally carried out, including due to lack of resources.

•

For our process level controls, we have identified gaps in the design of our controls over the completeness and accuracy of IPE used in the execution of some controls. Also, the control over manual journal entries was inappropriately designed due to a lack of clearly defined criteria for investigation in general and in particular the lack of tangible evidence supporting the calculation of required accounts payable accruals and the lack of consistent review and approval of the resulting journal entries by an independent reviewer.

During the year ending December 31, 2021, we plan to continue to enhance our internal controls over financial reporting in an effort to remediate the material weaknesses described in this Item 15 and to enhance our overall control environment. We are committed to ensuring that our internal control over financial reporting is designed and operating effectively. We are addressing all material weaknesses identified. The control coordinators and the accountable executive committee members will explain, in person, to the executive committee or audit committee their action plan (including, where appropriate, remediation) plan during the second quarter of 2021. Meanwhile, management and internal audit personnel will continue to implement a structured approach to evaluate our internal controls and follow-up on action plans.

More particularly, as a result of this ongoing exercise, the following remediation actions are being taken:

•	We will strengthen our compliance functions with additional experienced hires to assist in our risk assessment process and the design and implementation of controls responsive to those risks.

•

With regard to the material weakness in formal documentation of the monitoring controls that are identified following our risk assessment, we will enhance the documentation of our controls with respect to loans and borrowings, taxes and leases; we will formally validate the important reports used where such formal validation was not yet available and we will increase the number of resources in the internal audit department in order to increase the independent assessment coverage and formal follow-up.

•	In the area of process-level controls we will identify and document in a more formal and systematic way the IPE testing performed.

•	We will develop a more structured process of reviewing manual journal entries.

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

d)  Attestation Report of the Registered Public Accounting Firm

KPMG Bedrijfsrevisoren - KPMG Réviseurs d’Entreprises BV/SRL (“KPMG”), an independent registered public accounting firm, has issued an adverse report on the effectiveness of our internal control over financial reporting. See the report of KPMG below:

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Materialise NV:

Opinion on Internal Control Over Financial Reporting

We have audited Materialise NV and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2020, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2021 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

—

Ineffective risk assessment processes to identify and assess the risks of misstatement within the financial reporting process and to design and implement controls to mitigate those risks, in particular in the areas of loans and borrowings, taxes, leases and information produced by the entity that is used to operate certain controls over financial reporting.

—	Ineffective monitoring processes to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies, including due to a lack of resources.

—	Ineffective processes to ensure the proper review and approval of journal entries prior to posting to the general ledger.

—	Ineffective controls over the completeness and accuracy of information produced by the entity that is used to operate certain controls over financial reporting.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired RS Print Powered By Materialise NV (RS Print) during 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, RS Print’s internal control over financial reporting associated with 3.3% of total assets and 0.4% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of RS Print.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Disclaimer on Additional Information in Management’s Report

We do not express an opinion or any form of assurance on management’s statement referring to remediation efforts taken or planned to be taken by the Company subsequent to December 31, 2020.

KPMG Bedrijfsrevisoren – KPMG Réviseurs d’Entreprises BV/SRL

/s/ G. Jackers

Zaventem, Belgium

April 30, 2021

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

KPMG Bedrijfsrevisoren - KPMG Réviseurs d’Entreprises BV/SRL acted as our independent auditor for the fiscal year ended 31 December 2020. BDO Bedrijfsrevisoren CVBA acted as our independent auditor for the fiscal year ended 31 December 2019. The following table sets forth by category of service the total fees for services provided by KPMG Bedrijfsrevisoren - KPMG Réviseurs d’Entreprises BV/SRL and its affiliates and BDO Bedrijfsrevisoren CVBA and its affiliates to us during 2020 and 2019.

	For the year ended December 31
in 000€	2020	2019
Audit Fees	1,151	1,220
Audit-Related Fees	43	37
All Other Fees	—	—
Total	1,194	1,257

Audit Fees

Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated and statutory financial statements and internal controls.

Audit-Related Fees

Audit-related fees are fees for services that are traditionally performed by the independent accountants and in the table above primarily related to the quarterly attestation reports for EIB and the consent of BDO Bedrijfsrevisoren CVBA for referring to their audit opinion on the financial statements for RSPrint NV for the year 2017. In addition, KPMG Bedrijfsrevisoren - KPMG Réviseurs d’Entreprises BV/SRL reported on the merger between Materialise NV and Ailanthus NV.

All Other Fees

No other fees were paid to KPMG Bedrijfsrevisoren - KPMG Réviseurs d’Entreprises BV/SRL or its affiliates or to BDO Bedrijfsrevisoren CVBA or to its affiliates for the fiscal years ended December 31, 2020 and 2019.

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

All audit fees, audit related fees and tax fees for the fiscal years ended December 31, 2020 and 2019 were pre-approved under the pre-approval policies of the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 28, 2020, our audit committee considered the dismissal and replacement of BDO Bedrijfsrevisoren CVBA, our prior independent registered public accounting firm, and on September 10, 2020, our board of directors recommended the appointment of KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL to serve as our new independent registered public accounting firm for the year ending December 31, 2020. On November 5, 2020, at a special and extraordinary general meeting of our shareholders, resolutions were passed to dismiss BDO Bedrijfsrevisoren CVBA and appoint KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL as our statutory auditor for Belgian company law purposes for a period of three years, charged with the audit of our statutory and consolidated annual accounts.

BDO Bedrijfsrevisoren CVBA’s reports on our consolidated statements of financial position as of December 31, 2019 and 2018, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the two years in the period ended December 31, 2019, and the related notes, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

BDO Bedrijfsrevisoren CVBA’s report on the consolidated statements of financial position of Materialise NV and subsidiaries as of December 31, 2019 and 2018, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the two years in the period ended December 31, 2019, and the related notes, contained an explanatory paragraph stating that:

“We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the final accounting for a business combination that occurred in 2019 as described in Notes 2 and 4 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL.”

BDO Bedrijfsrevisoren CVBA’s report on the consolidated statements of financial position of Materialise NV and subsidiaries as of December 31, 2019, 2018 and 2017, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2019, and the related notes, contained a separate paragraph stating that:

“As discussed in Note 2 to the consolidated financial statements, effective on January 1, 2019, the Company changed its method of accounting for leases due to the adoption of IFRS 16, Leases.”

BDO Bedrijfsrevisoren CVBA’s audit report on the effectiveness of internal control over financial reporting as of December 31, 2019 contained an adverse opinion as Materialise NV did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission:

“The following material weaknesses have been identified and described in management’s assessment:

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

As indicated in the accompanying “Item 15, Management’s Annual Report on Internal Control over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Engimplan Engenharia De Implante Indústria E Comércio Ltda (“Engimplan”), which was acquired on August 6, 2019, and which is included in the consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows from August 6, 2019 to December 31, 2019. Engimplan constituted 5% and 10% of total assets and net assets, respectively, as of December 31, 2019, and 1% and 14% of revenues and net profit, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Engimplan because of the timing of the acquisition which was completed on August 6, 2019. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Engimplan.”

During the two fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through November 5, 2020, there were no disagreements with BDO Bedrijfsrevisoren CVBA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to BDO Bedrijfsrevisoren CVBA’s satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or reportable events as that term is defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, except that BDO Bedrijfsrevisoren CVBA advised us of the material weaknesses described above concluding that internal controls over financial reporting were not effective as of December 31, 2019.

During the fiscal year ended December 31, 2019 and 2018 and the subsequent period through November 5, 2020, we did not consult with KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered by KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL on our consolidated financial statements or the effectiveness of internal control over financial reporting. Further, KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a reportable event or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided BDO Bedrijfsrevisoren CVBA with a copy of the foregoing disclosure and have requested that BDO Bedrijfsrevisoren CVBA furnish to us a letter addressed to the Securities and Exchange Commission stating whether BDO Bedrijfsrevisoren CVBA agrees with such disclosure. We have included as Exhibit 16.1 to this Form 20-F a copy of the letter from BDO Bedrijfsrevisoren CVBA as required by Item 16F(a)(3) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The application of such exceptions requires that we disclose each noncompliance with the Nasdaq Stock Market Listing Rules and describe the Belgian corporate governance practices we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard. We follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

•

Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33% or 1/3 of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters.

•

Independent Director Majority on Board/Meetings. Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have any independent directors on our board of directors. However, our restated articles of association provide that our board of directors must be comprised of at least seven and no more than 11 directors, of which at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors.

•

Director Nominations/Remuneration and Nomination Committee Composition. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our restated articles of association provide that our board of directors may form committees from among its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices —Board of Directors Practices.” Our board of directors has set up and appointed a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee is currently comprised of three directors, one of whom is independent. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.

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

More recently, by resolution of our extraordinary shareholders’ meeting of November 5, 2020, which entered into force on November 9, 2020, our shareholders authorized our board of directors, for a period of five years from November 9, 2020, to increase our share capital, in one or more transactions (including through the issuance of warrants), up to a maximum amount of €4,067,700.72.

The board of directors is authorized to limit or cancel the preferential subscription right of current shareholders (for example, when it decides to issue warrants), if this is in the interest of our company. The board of directors can do this for the benefit of one or more specific persons, even if these persons are not personnel of our company or our subsidiaries.

Pursuant to this authorization, our board of directors may determine to adopt other equity-based compensation plans for our officers, directors, employees or consultants.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1 of this annual report.

ITEM 19.	EXHIBITS

1.1	Restated Articles of Association of Materialise NV (English translation)

2.1	Deposit Agreement, dated as of June 24, 2014, among Materialise NV and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-194982))

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

2.3	Description of Securities

4.1	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.3	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.4	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.5	Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-213649))

4.6	Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise GmbH, Materialise N.V. and the Sellers party thereto (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017)

4.7	Merger Deed (English translation) (incorporated by reference to Exhibit 2.1 to the Company’s Report on Form 6-K, furnished to the SEC on January 4, 2021)

4.8	Indemnification Agreement, among Materialize NV, Ailanthus NV, Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV (English translation) (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, furnished to the SEC on January 4, 2021)

4.9	Letter Agreement Regarding Share Issuance and Registration Rights, dated December 31, 2020, among Materialise NV, Wilfried Vancraen and Hilde Ingelaere (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, furnished to the SEC on January 4, 2021)

8.1	Subsidiaries of Materialise NV

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Acknowledgement letter of BDO Bedrijfsrevisoren, CVBA

23.1	Consent of KPMG Bedrijfsrevisoren BV, independent registered public accounting firm

23.2	Consent of BDO Bedrijfsrevisoren. CVBA, independent registered public accounting firm

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

+	The registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Exchange Act.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 30, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Materialise NV:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Materialise NV and subsidiaries (the Company) as of December 31, 2020, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2019 consolidated financial statements to retrospectively reflect the final accounting of a business combination as described in Notes 2 and 4 to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2021 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Preliminary fair value of developed technology and contracts acquired in the RS Print business combination

As discussed in Note 4 to the consolidated financial statements, the Company acquired the remaining 50% shares of RS Print Powered by Materialise NV (RS Print) on November 9, 2020 for a total purchase price of K€5,220. Concurrently, the Company entered into an asset purchase agreement with RS Scan International NV (RS Scan), the former co-shareholder of RS Print, for the acquisition by RS Print of certain assets of RS Scan for a total purchase price of K€ 3,000. As a result of the transaction, the Company acquired developed technology and certain contracts. The preliminary acquisition-date fair values allocated to the acquired developed technology and the acquired contracts were K€ 4,820 and K€ 2,862, respectively.

We identified the assessment of the preliminary fair value of developed technology and contracts acquired in the RS Print business combination as a critical audit matter. Evaluating the key fair value assumptions, including (1) future revenue growth rates, (2) future earnings before interest and tax (EBIT) margins, (3) developed technology royalty rates, and (4) discount rates involved a high degree of subjective auditor judgment. Changes in these assumptions could have a significant impact on the preliminary fair value of the developed technology and contracts acquired. A high degree of subjective auditor judgment, including the involvement of valuation professionals with specialized skills and knowledge, was required in evaluating the assumptions used in the respective valuation model for the acquired developed technology and the acquired contracts.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s acquisition-date fair value measurement of intangible assets, including the development of the key assumptions. We evaluated the future revenue growth rates by comparing them to historical growth rates of RS Print and RS Scan, as well as to certain minimum sales quantities and prices contained in the acquired contracts. We evaluated the future EBIT margins by comparing them to historical EBIT margins of RS Print and RS Scan. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

—	Evaluating the Company’s developed technology royalty rates assumptions compared to licensing transactions for similar intellectual property; and

—	Evaluating the Company’s discount rate, by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

Impairment analysis for the Engimplan cash generating unit

As discussed in Note 3 to the consolidated financial statements, the Company performs impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of a cash generating unit (CGU) may not be recoverable. As discussed in Note 5 to the consolidated financial statements, the Company determined that the carrying value of the Engimplan CGU exceeded its value-in-use at December 31, 2020, resulting in an impairment charge of K€ 2,516.

We identified the evaluation of the impairment analysis for the Engimplan CGU as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the CGU’s forecasted revenue and gross profit growth rates, perpetual revenue growth rate and the discount rate. Changes in these assumptions could have a significant impact on the fair value of the CGU.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company’s goodwill impairment analysis including the evaluation of the forecasted revenue and gross profit growth rates, perpetual revenue growth rate, and discount rate assumptions used to estimate the fair value of the reporting units. We evaluated the revenue and gross profit growth rates by comparing them to the CGU’s historical performance. We evaluated the revenue forecasts to revenue forecasts used in the purchase price allocation analysis (PPA) performed by the Company for the CGU in 2019 and completed 2020. We evaluated the perpetual revenue growth rates by comparing them to the CGU’s historical performance, to the PPA, and to external market and industry data. We also involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate, by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

KPMG Bedrijfsrevisoren – KPMG Réviseurs d’Entreprises BV/SRL

/s/ G. Jackers

We have served as the Company’s auditor since 2020.

Zaventem, Belgium

April 30, 2021

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Materialise NV

Leuven, Belgium

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the final accounting for a business combination that occurred in 2019 as described in Notes 2 and 4 to the consolidated financial statements, the accompanying consolidated statements of financial position of Materialise NV (the “Company”) and subsidiaries as of December 31, 2019 and 2018, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the final accounting for a business combination that occurred in 2019 as described in Notes 2 and 4 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the final accounting for a business combination that occurred in 2019 as described in Notes 2 and 4 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL.

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

/s/ Veerle Catry

BDO Bedrijfsrevisoren CVBA

Represented by Veerle Catry

We have served as the Company’s auditor from 2014 through 2020.

Zaventem, Belgium

April 30, 2020

Consolidated income statements

		For the year ended December 31,
in 000€, except per share data	Notes	2020	2019*	2018
Revenue	22,1	170,449	196,679	184,721
Cost of sales	22,2	(76,446)	(87,052)	(82,299)
Gross profit		94,003	109,627	102,422
Research and development expenses	22,3	(27,104)	(23,348)	(22,416)
Sales and marketing expenses	22,4	(44,636)	(52,989)	(46,303)
General and administrative expenses	22,5	(29,337)	(31,786)	(32,310)
Net other operating income	22,6	2,436	5,432	3,771
Operating profit (loss)		(4,639)	6,936	5,164
Financial expenses	22,8	(5,995)	(3,682)	(4,864)
Financial income	22,9	2,452	1,377	3,627
Share in loss of joint venture, after tax	8	(39)	(392)	(475)
Profit (loss) before taxes		(8,221)	4,239	3,452
Income tax benefit/(expense)	22.10	949	(2,595)	(425)
Net profit (loss) for the year		(7,272)	1,644	3,027
Net profit (loss) attributable to:
The owners of the parent		(7,124)	1,586	3,027
Non-controlling interest		(148)	58	—
Earnings per share attributable to the owners of the parent
Basic	23	(0.13)	0.03	0.06
Diluted	23	(0.13)	0.03	0.06

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

The accompanying notes from page F-10 to page F-74 form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

		For the year ended December 31,
in 000€		2020	2019*	2018
Net profit (loss) for the year		(7,272)	1,644	3,027
Other comprehensive (loss)/ income
Recycling
Exchange differences on translation of foreign operations		(6,176)	244	(47)
Non-recycling
Fair value adjustment through OCI—Equity instruments	10	489	—	—
Other comprehensive (loss)/ income, net of taxes		(5,687)	244	(47)
Total comprehensive (loss)/ income for the year, net of taxes		(12,959)	1,888	2,980
Total comprehensive (loss)/ income attributable to:
The owners of the parent		(11,896)	2,041	2,980
Non-controlling interest		(1,063)	(153)	—

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

The accompanying notes from page F-10 to page F-74 form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2020	2019*	2018
Assets
Non-current assets
Goodwill	5	20,342	19,607	17,491
Intangible assets	6	32,981	27,395	26,326
Property, plant & equipment	7	88,267	91,006	92,537
Right-of-use assets	7	10,996	10,586	—
Investments in joint ventures	8	—	39	—
Deferred tax assets	22.10	201	192	315
Investments in convertible loans	10	6,203	2,750	—
Investments in non-listed equity instruments	10	3,842	3,046	2,701
Other non-current assets	10	4,093	3,594	4,536
Total non-current assets		166,925	158,215	143,906
Current assets
Inventories and contracts in progress	9	10,043	12,696	9,986
Trade receivables	11	30,871	40,977	36,891
Other current assets	10	8,290	8,616	6,936
Cash and cash equivalents	12	111,538	128,897	115,506
Total current assets		160,742	191,186	169,319
Total assets		327,667	349,401	313,225

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

The accompanying notes from page F-10 to page F-74 form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2020	2019*	2018
Equity and liabilities
Equity
Share capital	13	4,096	3,066	3,050
Share premium	13	141,274	138,090	136,637
Retained earnings	13	(7,395)	(272)	(1,857)
Other reserves	13	(4,871)	(1,378)	(1,841)
Equity attributable to the owners of the parent		133,104	139,506	135,989
Non-controlling interest	13	—	3,276	—
Total equity		133,104	142,782	135,989
Non-current liabilities
Loans & borrowings	15	90,502	104,673	92,440
Lease liabilities	15	7,086	6,427	—
Deferred tax liabilities	22.10	6,805	5,747	6,226
Deferred income	18	5,327	5,031	4,587
Other non-current liabilities	16	398	696	868
Total non-current liabilities		110,118	122,574	104,121
Current liabilities
Loans & borrowings	15	13,984	13,389	13,598
Lease liabilities	15	3,539	3,449	—
Trade payables		17,698	18,517	18,667
Tax payables	17	974	3,363	2,313
Deferred income	18	29,555	27,641	23,195
Other current liabilities	19	18,695	17,686	15,342
Total current liabilities		84,445	84,045	73,115
Total equity and liabilities		327,667	349,401	313,225

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

The accompanying notes from page F-10 to page F-74 form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
At January 1, 2020 as reported*		3,066	138,090	(211)	(1,378)	139,567	3,107	142,675
Restatement 2019—Engimplan PPA	4	—	—	(61)	—	(61)	169	107
At January 1, 2020 Restated*	2	3,066	138,090	(272)	(1,378)	139,506	3,276	142,782
Net loss for the year		—	—	(7,124)	—	(7,124)	(148)	(7,272)
Other comprehensive (loss)		—	—	—	(4,772)	(4,772)	(915)	(5,687)
Total comprehensive income (loss)		—	—	(7,124)	(4,772)	(11,896)	(1,063)	(12,959)
Capital increase through conversion of convertible bonds	13	1,000	—	—	—	1,000	—	1,000
Capital increase through exercise of warrants	13	30	3,082	—	—	3,112	—	3,112
Acquisition NCI Engimplan	13	—	—	—	1,279	1,279	(2,213)	(934)
Equity-settled share-based payment expense	14	—	103	—	—	103	—	103
At December 31, 2020		4,096	141,274	(7,395)	(4,871)	133,104	—	133,104

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
At January 1, 2019		3,050	136,637	(1,857)	(1,841)	135,989	—	135,989
Net profit for the year		—	—	1,646	—	1,646	78	1,724
Other comprehensive loss		—	—	—	456	456	(211)	245
Total comprehensive income (loss)		—	—	1,646	456	2,102	(133)	1,969
Capital increase through exercise of warrants	13	16	1,252	—	—	1,268	—	1,268
Acquisition NCI Engimplan		—	—	—	—	—	3,240	3,240
Equity-settled share-based payment expense	14	—	201	—	7	208	—	208
At December 31, 2019 as reported		3,066	138,090	(211)	(1,378)	139,567	3,107	142,675

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
At January 1, 2018		2,729	79,839	(4,884)	(1,803)	75,881	—	75,881
Net profit for the year		—	—	3,027	—	3,027	—	3,027
Other comprehensive income/ (loss)		—	—	—	(47)	(47)	—	(47)
Total comprehensive income (loss)		—	—	3,027	(47)	2,980	—	2,980
Capital increase in cash	12	312	59,575	—	—	59,887	—	59,887
Capital increase through exercise of warrants	14	9	593	—	—	602	—	602
Capital increase Rapidfit+	—	—	(4,003)	—	—	(4,003)	—	(4,003)
Equity-settled share-based payment expense	14	—	633	—	9	642	—	642
At December 31, 2018		3,050	136,637	(1,857)	(1,841)	135,989	—	135,989

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

The accompanying notes from page F-10 to page F-74 form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2020	2019*	2018
Operating activities
Net profit (loss) for the year*		(7,272)	1,644	3,027
Non-cash and operational adjustments
Depreciation of property, plant & equipment*	7	14,932	14,419	12,223
Amortization of intangible assets	6	4,742	4,859	5,064
Impairment of goodwill and intangible assets	5; 6	4,606	—	—
Share-based payment expense	14	752	302	1,075
Loss (gain) on disposal of property, plant & equipment	7	10	165	(83)
Movement in provisions		137	138	5
Movement in reserve for bad debt and slow moving inventory		516	121	1,293
Financial income	22.9	(2,300)	(1,377)	(581)
Financial expense	22.8	5,821	3,682	2,172
Impact of foreign currencies		61	(176)	(299)
Share in loss of joint venture (equity method)	8	39	392	475
Income taxes and deferred taxes	22.10	(970)	2,595	425
Fair value adjustment	4; 10	(1,093)	—	(192)
Other		—	(245)	87
Working capital adjustment and income tax paid
Decrease (increase) in trade receivables and other receivables		9,205	216	(3,156)
Decrease (increase) in inventories and contracts in progress		2,724	(745)	812
Increase in trade payables and other payables		583	4,196	7,341
Income tax paid		(2,618)	(2,139)	(1,368)
Interest received		103	355	—
Net cash flow from operating activities		29,978	28,402	28,320

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

The accompanying notes from page F-10 to page F-74 form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2020	2019*	2018
Investing activities
Purchase of property, plant & equipment	7	(11,032)	(13,472)	(18,270)
Purchase of intangible assets	6	(6,618)	(2,193)	(1,836)
Proceeds from the sale of property, plant, equipment and intangibles (net)		552	278	281
Acquisition of subsidiary (net of cash)	4	(8,031)	(6,331)	—
Investments in joint-ventures / shares	8	—	(875)	—
Convertible loan granted	10	(2,836)	(2,743)	—
Other equity investments in non-listed entities	10	(300)	(281)	(2,671)
Interest received		—	—	363
Net cash flow used in investing activities		(28,265)	(25,617)	(22,133)
Financing activities
Proceeds from loans & borrowings	15	—	29,000	32,554
Repayment of loans & borrowings	15	(13,736)	(12,126)	(18,820)
Repayment of leases	15	(3,640)	(5,283)	(3,102)
Capital increase in parent company	13	4,112	1,268	60,489
Direct attributable expense capital increase	13	—	—	(4,003)
Interest paid		(2,268)	(2,286)	(1,733)
Other financial income (expense), net		(1,356)	208	(150)
Net cash flow from financing activities		(16,888)	10,781	65,235
Net increase/(decrease) of cash and cash equivalents		(15,175)	13,566	71,422
Cash and cash equivalents at beginning of the year	12	128,897	115,506	43,175
Exchange rate differences on cash and cash equivalents		(2,184)	(175)	908
Cash and cash equivalents at end of the year	12	111,538	128,897	115,506

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

The accompanying notes from page F-10 to page F-74 form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1  Corporate information

Materialise NV is a limited liability company with its registered office at Technologielaan 15, 3001 Leuven, Belgium. The consolidated financial statements comprise Materialise NV (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group” or “we,” “us” and “our”). See Note 28 for a list of subsidiaries of the Company.

The Group is a leading provider of additive manufacturing (AM) software and of sophisticated 3D printing services. The products and services of the Group are organized in the three segments: Materialise Medical, Materialise Software and Materialise Manufacturing. The Group sells its products in Europe, the Americas, Africa and Asia-Pacific.

The consolidated financial statements of the Group for the year ended December 31, 2020 were approved and authorized for issue on April 28, 2021 in accordance with a resolution of the Parent’s Board of Directors.

2  Basis of preparation

The consolidated financial statements of the Group for the three years ended December 31, 2020, 2019 and 2018 were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU (collectively “IFRS”).

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

The financial statements are prepared on a going concern basis.

The consolidated financial statements are presented in thousands of euros (K€ or thousands of € ) and all “currency” values are rounded to the nearest thousand (€ 000), except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgment and estimates have been made in preparing the financial statements and their effect are disclosed in Note 3.

Impacts of COVID-19 on our Business

The current challenges as a result of the COVID-19 outbreak have impacted our operations. We have been taking, and continue to take, the necessary measures in terms of safety and sanitary health provisions, diverse related risk mitigations, and financial measures to manage the challenges that this Covid-period is imposing on running a business. The coronavirus global health crisis adversely impacted our business and results of operations in 2020 and may have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity during 2021 and beyond.

During 2020, the coronavirus pandemic negatively affected each of our Materialise Software, Materialise Medical and Materialise Manufacturing segments, and had a major impact on our consolidated results of operations

COVID-19 impact on 2020 results. The economic downturn related to the coronavirus pandemic has caused significant reduction in demand for services, production and investments, and has affected our global operations negatively. With respect to each our market segments, for example:

•

Materialise Software: A significant portion of the sales of this segment comes from parties that either sell or use 3D printing systems. During 2020, 3D printing manufacturers suffered from canceled orders due to reduced investments from their customers. In addition, our direct sales suffered from a similar negative customer investment climate.

•

Materialise Medical: A significant percentage of this segment’s revenue stems, directly or indirectly, from elective surgeries. During the second quarter of 2020 in particular, non-elective surgeries were delayed in order to prioritize COVID-19 treatments. In addition, certain of our customer’s investments were delayed or canceled.

•

Materialise Manufacturing: This segment operates as part of the overall manufacturing sector in Europe. The manufacturing sector has been severely impacted generally by the pandemic, including the automotive and the aerospace industries in particular. There have been far less co-creation initiatives, as well as lower levels of demand for 3D printing service bureaus.

As a result of the negative effect on all of our segments, the coronavirus pandemic had a major impact on our consolidated results of operations.

We were not impacted in 2020 by an increase of bad trade debt, or major delays in trade payments.

New standards, interpretations and amendments adopted by the Group

The following amendments and interpretations issued by the IASB and IFRIC apply for the first time in 2020, but do not have a significant impact on the consolidated financial statements of the Group.

•	Amendments to IAS 1 and IAS 8 Definition of Material

•	Amendments to IFRS 3 Business Combinations: Definition of a Business

•	Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform – Phase 1

•	Amendments to references to the Conceptual Framework in IFRS standards

The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

Restatements in the reporting year 2019

The Group has restated the reporting year 2019 for the following impacts:

•

Our consolidated financial statements for the year ended December 31, 2019 appearing in our Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 30, 2020 (the “FY 2019 Form 20-F”), included provisional accounting for the Engimplan business combination. The fair value analysis with respect to the assets and liabilities acquired was not yet finalized as of the reporting date.

As of July 16th, 2020, we completed the fair value analysis of the Engimplan business combination, with corresponding adjustments to goodwill, property, plant and equipment and non-controlling interest as if the accounting for the business combination had been completed at acquisition date. The impact has been accounted for as retrospective adjustments to our consolidated statement of financial position as of December 31, 2019 and our consolidated income statement for the year ended December 31, 2019. Furthermore it includes an additional depreciation charge resulting from a higher adjustment to PP&E as at December 31, 2019, with a total impact on the consolidated reserves and non-controlling interest for the year ended December 31, 2019 amounting to K€ (61) and K€169 respectively.

We refer to Note 4 for a detailed discussion of the Engimplan business combination.

The impact of the restatements on the consolidated statement of financial position as of December 31, 2019 and the consolidated income statement for the year ended December 31, 2019 is as follows:

	As of December 31, 2019
Restatement impact on statement of financial position in 000€	As previously reported	IFRS 3 Engimplan	As restated
Assets
Non-current assets
Goodwill	20,174	(567)	19,607
Intangible assets	27,395	—	27,395
Property, plant & equipment	90,331	674	91,005
Right-of-use assets	10,586	—	10,586
Investments in joint ventures	39	—	39
Deferred tax assets	192	—	192
Other non-current assets	9,391	—	9,391
Total non-current assets	158,108	107	158,215
Current assets
Inventories and contracts in progress	12,696	—	12,696
Trade receivables	40,977	—	40,977
Other current assets	8,616	—	8,616
Cash and cash equivalents	128,897	—	128,897
Total current assets	191,186	—	191,186
Total assets	349,294	107	349,401

Equity and liabilities
Equity
Share capital	3,066	—	3,066
Share premium	138,090	—	138,090
Consolidated reserves	(195)	(61)	(256)
Other comprehensive loss	(1,394)	(1)	(1,395)
Equity attributable to the owners of the parent	139,567	(62)	139,506
Non-controlling interest	3,107	169	3,276
Total equity	142,674	107	142,782
Non-current liabilities
Loans & borrowings	104,673	—	104,673
Lease liabilities	6,427	—	6,427
Deferred tax liabilities	5,747	—	5,747
Deferred income	5,031	—	5,031
Other non-current liabilities	697	—	697
Total non-current liabilities	122,575	—	122,575
Current liabilities
Loans & borrowings	13,389	—	13,389
Lease liabilities	3,449	—	3,449
Trade payables	18,517	—	18,517
Tax payables	3,363	—	3,363
Deferred income	27,641	—	27,641
Other current liabilities	17,686	—	17,686
Total current liabilities	84,045	—	84,045
Total equity and liabilities	349,294	107	349,402

		For the year ended December 31, 2019
Restatement impact on income statement in 000€	Notes	As previously reported	IFRS 3 Engimplan	As restated
Revenue		196,679	—	196,679
Cost of sales		(86,972)	(80)	(87,052)
Gross profit		109,707	(80)	109,627
Research and development expenses		(23,348)	—	(23,348)
Sales and marketing expenses		(52,989)	—	(52,989)
General and administrative expenses		(31,786)	—	(31,786)
Net other operating income / (expenses)		5,432	—	5,432
Operating profit (loss)		7,016	(80)	6,936
Financial expenses		(3,682)	—	(3,682)
Financial income		1,377	—	1,377
Share in loss of joint venture		(392)	—	(392)
Loss before taxes		4,319	(80)	4,239
Income taxes		(2,595)	—	(2,595)
Net loss for the year		1,724	(80)	1,644
Net loss attributable to:
The owners of the parent		1,646	(60)	1,586
Non-controlling interest		78	(20)	58

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

As of 9 November 2020, the Group acquired full control over RS Sprint and RS Sprint entered into fully consolidated scope after having been accounted for as a joint venture under the equity method up to 8 November 2020 – see Note 8.

Non-controlling interests

The Group has the choice, on a transaction by transaction basis, to initially recognize any non-controlling interest in the acquiree which is a present ownership interest and entitles its holders to a proportionate share of the entity’s net assets in the event of liquidation at either acquisition date fair value or, at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Other components of non-controlling interest such as outstanding share options are generally measured at fair value. The Group has not elected to take the option to use fair value in acquisitions completed to date. Currently the only non-controlling interest resulting from business combinations resulted from Engimplan up to December 1, 2020 at which date the Group acquired the remaining 25% stake in Engimplan Engenharia de Implante Industria & Comércio Ltda. See also note 4.

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

Goodwill is recognized with any impairment in carrying value being charged to the consolidated income statement. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the consolidated income statement on acquisition date.

Acquisition costs incurred are expensed and included in general and administrative expenses.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in profit or loss. If the contingent consideration is classified as equity, it is not re-measured until it is finally settled within equity.

Acquisition of non-controlling interests are accounted for as an equity transaction.

Investments in joint ventures

The Group carried investment in a joint venture (RS Print NV) up to 8 November 2020, afterwards the Group acquired full control over RS Sprint as of 9 November 2020. We refer to Note 8 on applied accounting treatment in the Group’s consolidated financial statements and to Note 4 regarding the accounting treatment applied in acquiring RS Print NV via a business combination in stages.

The Group’s investments in its joint venture are accounted for using the equity method up to the moment the Group acquired control. Under the equity method, the investment in the joint venture was initially recognized at cost. The carrying amount of the investment was adjusted to recognize changes in the Group’s share of net assets of the joint venture since the acquisition date up to the moment control was obtained after which RS Print NV was fully consolidated.. Goodwill relating to the joint venture was included in the carrying amount of the investment and was not tested for impairment individually.

The income statement reflects the Group’s share of the results of operations of the joint venture. Any change in other comprehensive income of the joint venture is presented as part of the Group’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of the change in the statement of changes in equity. If the Group’s share of the results in the joint venture equals or exceeds its interest in the joint venture, the Group discontinues recognising its share of further losses. The interest in the joint venture is the carrying amount of the investment in the joint venture together with any long-term interests that in substance form part of the Group’s net investment in the joint venture. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture. A liability is recognized to the extent that the Group has an obligation to fund the investee’s operations or has made payments on behalf of the investee.

After applying equity accounting, the investment is tested for impairment when there is an indication of a possible impairment. At each reporting date, the Group determines whether there is objective evidence that an investment in a joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the Group’s interest in the joint venture (higher of value in use and fair value less costs to sell), and then recognizes the loss as ‘Share of profit or loss of joint ventures’ in the income statement.

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

Right-of-use assets and related liabilities

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, the estimated cost of any asset retirement obligation and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term:

• Property leased Assets:	Lease terms up to 10 years or useful life of 10-15 years when reasonable certain ownership will be obtained at the end of the lease
• Leased machines:	Lease terms up to 10 years or useful life of 5-10 years when reasonable certain ownership will be obtained at the end of the lease
• Leased vehicles:	Lease terms up to 4 years or useful life of 4 years when reasonable certain ownership will be obtained at the end of the lease

Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is measured at amortized cost using the effective interest rate method.

In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets:

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) however this exemption is not applied for property leases. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below k€ 5). Lease payments on short-term leases and low-value assets are recognized in the income statement when incurred.

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit, which is determined on a project-by-project basis. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment at least annually or whenever there is an indication of impairment.

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

The useful life of the intangible assets is as follows:

• Software:	3 years;
• Perpetual licences for ERP & front end software :	10 years;
• Software with subscription license :	subscription term
• Patents and licenses:	10 years;
• Acquired customers and Technology:	5-20 years;
• Order Backlog:	Period over which orders will be completed.

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

Financial assets

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are initially recognized when the Group become a party of the contractual provisions of the instrument.

Financial assets are classified at initial recognition, and subsequently measured either at amortized cost, either fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset not at fair value through profit or loss. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost;

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and

•	Financial assets at fair value through profit or loss.

Financial assets measured at amortized cost

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets, trade and other receivables, cash and cash equivalents at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

The Group currently does not have financial assets at fair value through OCI with recycling of cumulative gains and losses.

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

The Group has irrevocably elected at initial recognition to classify the minority equity investments in the non-listed companies Essentium Inc and AM-Flow BV, as disclosed in Note 10 and Note 20, as financial assets designated at fair value through OCI as this measurement is most representative of the business model for these assets. Gain and losses on these financial assets are never recycled to profit and loss. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

Financial assets measured at fair value through profit or loss

The Group does have the following financial assets classified as financial assets at fair value through profit or loss:

•	derivatives,

•	convertible loans granted to companies Fluidda and Ditto as disclosed in Note 10;.

Those financial assets are carried in the statement of financial position at fair value with changes recognized in the income statement in the lines financial income/expense.

Derecognition

A financial asset is derecognized when:

•	The rights to receive cash flows from the asset have expired, or

•	The Group has transferred its rights to receive cash flows from the assets.

The Group has a factoring agreement in place with one subsidiary whereby its rights to receive the cash flows from the trade receivables are transferred to the factor on a non-recourse basis. The related trade receivables are derecognized at the moment that the cash is received from the factor.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in Note 3 Significant accounting judgments, estimates and assumptions.

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss.

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. A loss allowance is recognized at each reporting date based on lifetime ECLs. The Group established a provision matrix that is based on its historical loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For all other receivables, ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). When determining whether the credit risk has increased significantly since initial recognition, the group considers reasonable and supportable information that is relevant and available with undue cost or effort, including both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessments, that includes forward-looking information. The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. An event of default takes place when the debtor is unlikely to pay its credit obligations to the Group in full or when the financial asset is more than one year past due.

Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

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

Compound financial instruments

The Group has issued convertible debt which is accounted for as a compound financial instrument. For those instruments, the Group determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component. The carrying amount of the equity instrument is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. Directly attributable transaction costs are apportioned between the liability and equity components of the convertible debt instrument, based on the allocation of proceeds to the liability and equity components when the instruments are initially recognized. Subsequent to initial recognition, the liability component of a compound financial instrument, is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured.

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

Those plans are not accounted for as a defined benefit plan as they are considered to be not material.

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

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration is mainly related to quantities sold, volume (step-based) rebates and development time spend.

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

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are only contracts in progress that are disclosed with the line inventory and contracts in progress in the statement of financial position. We refer to our accounting policies regarding Inventories and Contracts in Progress

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract. Contract liabilities are presented as deferred income in the statement of financial position.

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

New and revised standards not yet adopted

The standards, interpretations and amendments issued by the IASB and relevant for the Group, but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements:

•	IFRS 17 Insurance Contracts (applicable for annual periods beginning on or after 1 January 2023, but not yet endorsed in the EU).

•

Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (applicable for annual periods beginning on or after 1 January 2023, but not yet endorsed in the EU).

•	Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use (applicable for annual periods beginning on or after 1 January 2022, but not yet endorsed in the EU).

•

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract (applicable for annual periods beginning on or after 1 January 2022, but not yet endorsed in the EU).

•	Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework (applicable for annual periods beginning on or after 1 January 2022, but not yet endorsed in the EU).

•	Amendment to IFRS 4 Insurance Contracts – deferral of IFRS 9 (applicable for annual periods beginning on or after 1 January 2021).

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (applicable for annual periods beginning on or after 1 January 2021).

•	Annual Improvements to IFRS Standards 2018–2020 (applicable for annual periods beginning on or after 1 January 2022, but not yet endorsed in the EU).

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

On an ongoing basis, the Group evaluates its estimates, assumptions and judgments, including those related to revenue recognition, development expenses, share-based payment transactions, income taxes, impairment of goodwill, intangible assets and property, plant & equipment and business combinations, provisions for expected credit losses, convertible loans, equity instruments, useful lives of certain assets and leases.

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

The Group is making significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e. whether the good or service has a benefit for the customer in its own or together with readily available resource and/or whether the good or service is highly interrelated or a significant input with another good or service delivered, or whether it significantly modifies or customizes another good or service. The relevant judgments include the following:

•

Whether the software license is distinct from the 3D printed guides — in most cases with contracts with collaboration partners in the Materialise Medical segment, the software licenses is combined with the manufacturing of the 3D printed guides as the software license has no benefit for the customer without the manufacturing services.

•

Whether the development services are distinct from other performance obligations — in most cases, those performance obligations are distinct however for one contract with a collaboration partner in the Materialise Medical segment, the software license is combined with the license and the 3D printed guides as one “distinct” performance obligation.

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

Development expenses

Under IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, the availability of adequate technical, financial and other resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

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

The Group has capitalized a total of K€1,135 of internal development expenses during 2020 of which:

•

K€702 was related to Tracheal Splint. The total amount capitalized at the end of September 2020 had accumulated to K€2,090 related to the US-market for the Tracheal Splint development project since 2017, based on a positive assessment of all recognition criteria. In September 2020, the FDA however has disapproved the IDE-submission (Investigational Device Exemption submission). An amended IDE submission has been disapproved again on December 17, 2020. Management confirms that the fundamentals of technical feasibility, the IDE approval, successful outcome of the clinical trial and obtaining the FDA’s Premarket Approval (“PMA”), remains clearly positive, but will cause a delay of the start of commercialization of approximately 2 years compared to our previous assumptions until commercialization. As a result, the headroom defined as the difference between the development expenses capitalized and to be incurred until PMA and the present value of the expected cash flows until 2030 (the year after which the patent expires) has become negative. The Group concluded that a full impairment of the capitalized expenditures is appropriate for the total amount of K€2,090.

•

K€363 relate to capitalized internal development expenses of our digital transformation program for which in total K€2,185 was registered as assets under construction. The balance of K€1,822 consisted of related software arrangements (cloud) for internal use under the form of a perpetual license or subscription agreement. The development expenses related to the implementation of the software meet the criteria for recognition.

•	K€70 related to other development programs.

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

As at December 31, 2020, the Group had current and non-current receivables related to tax credits for an amount of K€4,647 (2019: K€3,723; 2018: K€3,191)

As at December 31, 2020, the Group had K€50,538 (2019: K€37,440; 2018: K€25,285) of tax losses carried forward and Innovation Income Deductions, of which K€27,878 related to Materialise NV (2019: K€25,172; 2018: K€15,592). These losses relate to the parent and subsidiaries that have a history of losses, in countries where these losses do not expire and may not be used to offset taxable income elsewhere in the Group.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized in 2020, 2019 and 2018, given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses will be used in future years. As from July 1, 2016, the Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on its analysis in 2018, 2019 and 2020 the Company has assessed that no deferred tax asset should be accounted for with respect to its unused tax losses and unused Innovation Income Deductions carried forward in Belgium.

With respect to the unused tax losses of the other entities, no deferred tax assets have been recognized in 2020 and 2019. The Group has not recognized deferred tax assets on unused tax losses totalling K€22,661 in 2020 (2019: K€10,737; 2018: K€11,906) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, the net result would have improved by K€8,705 in 2020 through a deferred tax gain. This would represent the planned recovery of K€36,154 carry forward tax losses in future periods. Further details on taxes are disclosed in Note 22.10.

Impairment of goodwill, intangible assets and property, plant & equipment and determination of the cash-generating-unit.

The Group has goodwill for a total amount of K€20,342 as at December 31, 2020 (2019: K€19,607*; 2018: K€17,491) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Also, as part of the impairment analysis, the Group needs to determine the different CGUs at the lowest non-aggregated level which requires the Group to make judgments about application of the criteria to determine the CGUs based on the facts and circumstances how the entities and business units within the CGU and within the Group operate and are monitored. The level of CGU may also have an impact on certain assumptions to make with regard to transfer pricing.

The key assumptions used to determine the value in use for the different CGUs are disclosed and further explained in Note 5.

The Group capitalized development expenses in 2020 for a total amount K€4,541 (2019: K€1,328; 2018: K€682), including external acquired licences, which as of December 31, 2020 were not yet in the condition as intended by management and as such not amortized. Those development expenses have been subject to an impairment test based on a discounted cash flow model with cash flows derived from the latest business plan. The value in use is sensitive to the discount rate used for the DCF model as well as the expected commercialization date for the products and the expected future cash inflows after commercialization. We refer to the section on development expenses above for further explanations.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong.

During 2020 impairment charges have been recorded for K€4,606 (2019: K€0; 2018: K€0) of which K€2,090 related to capitalized development expenses for the Tracheal Splint and; K€2,516 related to goodwill and intangible assets of the Engimplan CGU.

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

Convertible debt instruments

The Group holds convertible debt instruments issued by Fluidda, Ditto and AM Flow which are measured at fair value through profit & loss. In determining the fair value of those convertible debt instruments, the Group considers different contractual parameters such as the repayment and conversion scenarios and dates. In addition, the Group needs to make significant estimates such as (i) the discount rate, (ii) the probabilities for each repayment and conversion scenario, (iii) the amount of a qualified capital increase that will determine the conversion factor and (iv) the timing for each repayment and conversion scenario.

The Group has the following convertible debt instruments:

•

Fluidda: The convertible loan granted to Fluidda in January 2019 has a notional amount of K€2,500. The carrying value of the convertible loan as at December 31, 2020 amounts to K€3,310 which includes a fair value adjustment of K€316 recorded in financial income during 2020. Fluidda is a private start-up company which delivers CRO services for drug development and develops medical devices which require EMA/FDA approvals. Fluidda is currently loss-making. The convertible loan has a duration of 7 years with a 10.0% annual interest rate which are capitalized. The Group has applied a discount factor of 14.44% that is based on the estimated WACC of Fluidda reflecting the uncertainty in relation to the success of the company and the applied estimates by the Group.

•

Ditto: The convertible loan granted to Ditto in August 2020 has a notional amount up to K$9,000, which is called-up in periodic tranches when certain milestones are reached or otherwise decided. The carrying value of the portions that were called up as at December 31, 2020 amounts to K€2,892. No fair value adjustment has been recorded as the fair value equals the loan’s carrying amount. Ditto is a private technology company which has a software solution for the eyeware industry with iPad app, frame recommendation and virtual try-on technology platform. Ditto is currently loss-making. The convertible loan has a duration of 5 years with a capitalized interest determined at a 8% annual interest rate.

•	AM Flow: The Group granted a convertible loan to AM Flow in January 2020 with a notional amount of K€300. The loan was converted into shares of AM Flow in September 2020 at a fair value of K€307.

Equity investment held in Essentium

The Group acquired an equity investment of K$3,300 in Essentium, a non-listed US company during 2018 and 2019. The Group has elected to measure the equity investment at fair value with changes in fair value recognized in OCI. The fair value is estimated based on available information on recent capital increases by Essentium. Based on the valuation of the recent Series B capital round, the Group has estimated that the fair value at December 31, 2020 amounts to K€3,535 with a fair value adjustment recognized in OCI of K€489. No fair value adjustments were recorded in 2019 and 2018.

Fair value measurement of the existing equity interest in RS Print re-measured at the acquisition date 9 November 2020

As explained further in Note 4, the Group entered into a share purchase agreement dated November 9, 2020 and acquired the remaining 50% of the shares of RS Print Powered By Materialise (referred to as “RS Print”). Before this transaction, Materialise NV already had a 50% interest in RS Print. As foreseen by IFRS 3, as part of this step acquisition, the Group remeasured its previously held equity interest to fair value of 9 November 2020, resulting in a fair value of K€770. The fair value was determined based on the consideration paid for the 50% of the shares of the existing shareholders adjusted for certain discounts such as a strategic discount, minority discount and discount for lack of marketability. The strategic discount was estimated based on the synergies expected to be realized by the Group, the Partnership Agreement entered into with Superfeet Inc., the ultimate parent company of the Group’s former joint venture partner, and the underlying business plan. The minority discount and discount for lack of marketability were estimated based on available company specific datasets and benchmarks.

Changes in useful life for certain assets

We review the useful life of our definite lived intangible assets and property, plant and equipment on an annual basis considering the current facts and circumstances available. This review resulted in 2019 in a re-assessment of the useful life for certain specific assets in the categories buildings, fixtures, vehicles and machinery. We refer to Note 7 for the impact of the change in useful lives during the year 2019. The intangibles with indefinite useful lives are reviewed each annual reporting to determine whether events and circumstances continue to support an indefinite useful life.

Leases IFRS 16 – estimating the discount rate and probability of exercising extension options/termination options and purchase options

The Group cannot always determine the interest rate implicit in the lease contract and therefore, the Group has to estimate the incremental borrowing rate to measure certain lease liabilities such as buildings. The Group uses for buildings the property yield as reference to determine the incremental borrowing rate. For other assets, the Group generally uses the interest rate implicit in the lease contract or applies the incremental borrowing rate for a portfolio of similar assets. The incremental borrowing rate reflects what the Group “would have to pay”, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease.

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

4 Business Combinations

Acquisitions in 2020

RS Print

The Group executed a share purchase agreement dated November 9, 2020 and acquired the remaining 50% of the shares of RS Print Powered By Materialise (referred to as “RS Print”) for a total purchase consideration in cash of K€5,220. The debt of previous owner of K€655 related to the called unpaid capital is transferred to the Group. Before this transaction, the Group already had a 50% interest in RS Print. The fair value of the previously held equity method investment was valued at K€770. The corresponding gain is presented within net other operating income (Note 22.6).

In determining the fair value of the previously held equity method investment, a strategic discount, a minority discount and a discount for lack of marketability has been considered in relation to the consideration paid for this transaction.

Simultaneously with the share purchase agreement, RS Print and RS Scan International NV (“RS Scan”), the former co-shareholder of RS Print, entered into an asset purchase agreement regarding the acquisition by RS Print of certain assets of RS Scan with closing date on 9 November 2020 for a total purchase consideration in cash of K€3,000.

RS Print is a Belgian-based company that specializes in manufacturing of orthopaedic and medical insoles and the development and commercialization of hardware and software for foot pressure measurement.

The preliminary fair value of the identifiable assets and liabilities at the date of acquisition was assessed at:

in 000€	Carrying value at acquisition date	Fair value adjust- ments	Fair value at acquisi- tion date
Assets
Developed technology	—	4,820	4,820
Customer relations	—	248	248
Other intangible assets	86	2,862	2,948
Property, plant & equipment	220	—	220
Right-of-use assets	24	—	24
Other non-current financial assets	64	—	64
Inventory	794	265	1,059
Trade receivables	1,096	—	1,096
Other current assets	1,001	—	1,001
Cash & cash equivalents	189	—	189
Total Assets	3,474	8,195	11,669
Liabilities
Deferred tax liabilities	—	(2,049)	(2,049)
Loans & borrowings	(1,877)	—	(1,877)
Lease liabilities	(24)	—	(24)
Trade payables	(645)	—	(645)
Payroll related payables	(85)	—	(85)
Other liabilities	(262)	—	(262)
Total Liabilities	(2,893)	(2,049)	(4,942)
Total identified assets and liabilities	581	6,146	6,727
Goodwill	—	2,918	2,918
Acquisition price	—	—	9,645

The cash flow from the business combination is as follows:

Cash & cash equivalents acquired	(189)
Acquisition price in cash RS Print shares	5,220
Acquisition price in cash RS Scan assets	3,000
Total cash flow	8,031

The preliminary fair value of the identifiable assets and liabilities are included in our consolidated financial statements as per December 31, 2020. We have performed a preliminary fair value analysis of the business combination, with corresponding adjustments to the intangible assets and inventories. The items with the highest likelihood of changing upon the completion of the valuation process include developed technology, customer relationships, contracts and goodwill.. The accounting for the business combination resulted in fair values at date of acquisition of K€4,820 for developed technology based on the relief-from-royalty valuation method with royalty rates between 8.00% and 10.00% (remaining useful life of 7 years), K€248 for customer relationships based on the multi-period excess earnings method (remaining useful life of 15 years) and K€2,862 for contracts based on the multi-period excess earnings method (remaining useful life of 7 years). A fair value adjustment was identified of K€265 for the inventory. At the same time, a deferred tax liability was recognized of K€ (2,049) on these adjusted fair values. The discount rate (post-tax WACC) used for the valuation was set at 15.80%. The carrying value of the acquired receivables, the trade and other receivables approximate their fair value due to the short term character of these instruments.

There are no contingent considerations payable.

The goodwill recognized is primarily attributable to the trained and knowledgeable workforce and to the expected synergies that will be realized at level of development, manufacturing and existing customer base. The goodwill is not deductible for income tax purposes.

The total acquisition-related costs recognized as an expense in the general & administration costs are K€63.

The contribution of the acquired business to the revenue and net profit (loss) of the Group for the year ended December 31, 2020 were, respectively, K€664 and K€ (520). The pro forma revenue and the pro forma net profit of the acquired business would have been K€1,250 and K€ (1,332), respectively, if the business would have been acquired on January 1, 2020, nevertheless in that case no loss of share in the associate would have been presented of K€ (392). With this business combination, the Group acquired K€1,140 of trade receivables, of which K€44 is estimated not to be collectible.

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

The fair value of the identifiable assets and liabilities at the date of acquisition were:

in 000€	Carrying value at acquisition date	Fair value adjust- ments	Fair value at acquisi- tion date
Assets
Software	214	—	214
Customer relations	—	2,530	2,530
Trademarks	—	556	556
Other intangible assets	9	—	9
Property, plant & equipment	2,268	838	3,106
Right-of-use assets	633	—	633
Other non-current financial assets	3	—	3
Inventory	2,084	96	2,180
Trade receivables	1,802	—	1,802
Other current assets	391	—	391
Cash from capital increase	5,750	—	5,750
Cash & cash equivalents	316	—	316
Total Assets	13,470	4,020	17,490
Liabilities
Deferred income	(83)	—	(83)
Loans & borrowings	(1,443)	—	(1,443)
Lease liabilities	(633)	—	(633)
Trade payables	(271)	—	(271)
Tax payables	(100)	—	(100)
Payroll related payables	(298)	—	(298)
Other liabilities	(914)	—	(914)
Total Liabilities	(3,742)	—	(3,742)

Total identified assets and liabilities	9,728	4,020	13,748
Goodwill	—	—	2,071
Non-controlling interest	—	—	(3,422)
Acquisition price	—	—	12,397

The cash flow from the business combination is as follows:

Cash & cash equivalents acquired	(316)
Cash from capital increase	(5,750)
Acquisition price in cash	12,397
Total cash flow	6,331

The fair value of the identifiable assets and liabilities included in our consolidated financial statements per December 31, 2019 were provisional as the final valuation had not been completed by the date these consolidated financial statements were approved for issue by the board of directors. As of July 16th, 2020, we completed the fair value analysis of the Engimplan business combination, which resulted in corresponding adjustments to the goodwill, property, plant and equipment,. The fair value of the identified assets and liabilities were K€736 higher than the provisional value at date of acquisition, with a corresponding reduction in goodwill of K€567 and increase of non-controlling interest of K€169. We refer to Note 2 for the detailed impact of the restatement resulting from the final accounting of the Engimplan business combination.

The accounting for the business combination resulted in fair values at date of acquisition of K€2,530 for customer relationships, K€556 for trademarks; to property, plant and equipment a final fair value of K€3,106 was attributed. A fair value adjustment was identified of K€96 for the inventory. The carrying value of the acquired receivables, the trade and other receivables approximate their fair value due to the short term character of these instruments

There are no contingent considerations payable.

The goodwill recognized is primarily attributable to the trained and knowledgeable workforce and to the expected synergies that will be realized at level of manufacturing and existing customer base. The goodwill is not deductible for income tax purposes.

Acquisitions in 2018

The Group did not complete any Business Combinations during the year 2018.

5 Goodwill

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	As of December 31,
in 000€	2020	2019*	2018
CGU: MAT Software	3,241	3,241	3,241
CGU: e-Prototypy	749	800	794
CGU: ACTech	8,812	8,812	8,812
CGU: OrthoView	4,445	4,683	4,467
CGU: MAT NV Manufacturing (Metal)	177	177	177
CGU: Engimplan	—	1,894	—
CGU: RS Print	2,918	—	—
Total	20,342	19,607	17,491

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

The changes in the carrying value of the goodwill can be presented as follows for the years 2020, 2019 and 2018:

in 000€	Gross	Impair- ment	Total
At January 1, 2018	17,656	(104)	17,552
Additions	—	—	—
Impairment	—	—	—
Currency translation	(61)	—	(61)
At December 31, 2018	17,595	(104)	17,491
Additions	1,864	—	1,864
Currency translation	252	—	252
At December 31, 2019*	19,711	(104)	19,607
Additions	2,918	—	2,918
Impairment	—	(1,367)	(1,367)
Currency translation	(816)	—	(816)
At December 31, 2020	21,813	(1,471)	20,342

The goodwill of Orthoview (UK), e-Prototypy (PL) and Engimplan (BR) include respectively K€ (238), K€ (51) and K€ (527) impact of currency translation in 2020.

The Group has performed an impairment test for all CGUs except RS Print, estimating the Value-in-Use based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. Given the recent acquisition of RS Print prior to year-end 31 December 2020, the acquisition price was considered to be representative for the fair value of the CGU RS Print. The MAT NV SAM BE and Cenat are included in the reportable segment “Materialise Software”. The CGUs ACTech, e-Prototypy (PL), MAT NV Manufacturing (Metal) and RS Print are included in the reportable segment “Materialise Manufacturing”. The CGU Orthoview (UK) and Engimplan (BR) are included in the reportable segment “Materialise Medical”.

CGU: MAT Software

The goodwill allocated to the CGU MAT software relates to the goodwill from the acquisition of CENAT in 2015 and the goodwill related to the acquisition of Marcam in 2011 (DE-3D Printing Software).

The impairment test is based on the projected discounted cash flows resulting from the CGU MAT Software, considering a period of five years. The main assumptions for goodwill impairment testing include a discount rate (based on WACC) of 9.86% (11.97% pre-tax) and a perpetual growth rate of 5.00%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€33,625 There are no reasonably possible changes in assumptions that would reduce the value in use below its carrying value of the cash generating unit.

CGU e-Prototypy

The goodwill relates to the acquisition of the Polish entity e-Prototypy . The impairment test on the CGU e-Prototypy is based on the projected discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 11.45% (14.96% pre-tax) and a perpetual growth rate of 2.0%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience and continued investments in capex in new 3D printing equipment. It was concluded that the value in use is significantly higher than the carrying value of the cash generating unit K€5,231. Based on the sensitivity analysis where discount rate would increase with 1.0%, the value in use would still be significantly higher than the carrying value of the cash generating units.

CGU Orthoview

The goodwill relates to the acquisition of Orthoview. The impairment test on the CGU Orthoview is based on the projected discounted cash flows considering a period of 5 years.The main assumptions include a discount rate (based on WACC) of 10.25% (13.81% pre-tax) and a perpetual growth rate of 1.00%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€9,672. Based on the sensitivity analysis where discount rate would increase with 1%, the value in use would still be higher than the carrying value of the cash generating unit. No perpetual growth would still result in a value in use that is higher than the carrying value of the cash generating unit.

The Orthoview business is being integrated further in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review as management believes that Orthoview can still be considered a separate cash generating unit in 2020.

CGU ACTECH

The impairment test on the CGU ACTech is based on the projected discounted cash flows, considering a period of 5 years. The main assumptions include a discount rate (based on WACC) of 8.20% (11.46% pre-tax) and a perpetual growth rate of 1.0%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€24,656. Based on the sensitivity analysis where discount rate would increase with 1.0% or other reasonably possible changes in the 5-year projected cash flows (such as lower EBITDA) and perpetual growth rate, the value in use would be € 2.1 million lower than the carrying value of the cash generating unit.

CGU ENGIMPLAN

The impairment test on the CGU Engimplan is based on the projected discounted cash flows, considering a period of 5 years. The main assumptions include a discount rate (based on WACC) of 17.22% (23.43% pre-tax) and a perpetual growth rate of 7.0%, supported by an expected long term inflation rate of 3.50%, continued growth opportunities from the increase of the standard of living in Brazil (including access to medical and health care insurances), a growing population in Brazil and export opportunities in Latin America. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by local & new management based on past experience. It was concluded that the value in use is lower than the carrying value of the cash generating unit of K€9,292 which has resulted in a full impairment of the goodwill for an amount of K€ (1,367) as well as a partial impairment on intangible assets customer lists and trade marks for respectively K€ (942) and K€ (207) as shown in Note 6. The full impairment charge was recognized in the Consolidated income statement under Net other operating income and are included in the reportable segment ‘Materialise Medical’.

The key events that led to the impairment loss for the CGU Engimplan were

•	A loss of business resulting from the Covid 19 pandemic and a slower recovery from this than expected;

•	Delay and less advantages of synergies than initially foreseen.

A sensitivity analysis was performed to assess the impact of changes in the key assumptions used on the current estimated value-in-use and can be summarized as follows:

Sensitivity analysis Engimplan impairment	As of December 31,2020
Relevant assumption	Change applied	Evolution of the value-in-use	in 000€
WACC	1%		630
WACC	-1%		(510)

Perpetual Growth	3.5%		1,340

Perpetual Growth	-3.5%	(655)

Revenue & gross profit growth	5%	1,960
Revenue & gross profit growth	-5%	(1,960)

CGU RS Print

Given the recent acquisition of RS Print prior to year-end 31 December 2020, the acquisition price was considered to be representative for the fair value of the CGU RS Print. As such, the Group considers that no indications existed at 31 December 2020 that the carrying value of the CGU exceeded its fair value.

6 Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2020, 2019 and 2018:

in 000€	Patents and licenses	Software	Acquired customers, technology	Developed technology and software under construction	Total
Acquisition value
At January 1, 2018	4,497	7,638	25,595	—	37,730
Additions	554	807	32	951	2,344
Acquisition of a subsidiary	—	—	—	—	—
Disposals	(759)	(221)	—	—	(980)
Transfer between accounts	2	—	—	364	366
Currency translation	—	—	(48)	—	(48)
Other	—	17	—	—	17
At December 31, 2018	4,294	8,241	25,579	1,315	39,429
Additions	209	656	—	1,328	2,193
Acquisition of a subsidiary	38	214	3,048	9	3,309
Disposals	—	(45)	(32)	—	(77)
Transfer between accounts	(109)	1,601	—	(988)	504
Currency translation	1	(10)	86	20	97
Other	3	10	—	(32)	(19)
At December 31, 2019	4,436	10,667	28,681	1,652	45,436
Additions	378	3,072	—	3,168	6,618
Acquisition of a subsidiary	—	—	7,931	86	8,017
Disposals	(226)	(2,227)	—	(68)	(2,521)
Transfer between accounts	75	47	—	(180)	(58)
Currency translation	(1)	(65)	(1,128)	—	(1,194)
Other	—	—	—	—	—
At December 31, 2020	4,662	11,494	35,484	4,658	56,298

in 000€	Patents and licenses	Software	Acquired customers, technology and backlogs	Developed technology and software under construction	Total
Amortization & Impairments
At January 1, 2018	(2,766)	(2,985)	(3,379)	—	(9,130)
Amortization charge for the year	(749)	(2,310)	(2,005)	—	(5,064)
Disposals	854	206	—	—	1,060
Transfer between accounts	—	—	—	—	—
Currency translation	—	1	22	—	23
Other	—	8	—	—	8
At December 31, 2018	(2,661)	(5,080)	(5,362)	—	(13,103)
Amortization charge for the year	(246)	(2,582)	(2,031)	—	(4,859)
Disposals	—	23	—	—	23
Transfer between accounts	109	(96)	—	—	13
Currency translation	—	(25)	(126)	—	(151)
Other	—	20	16	—	36
At December 31, 2019	(2,798)	(7,740)	(7,503)	—	(18,041)
Amortization charge for the year	(465)	(2,223)	(2,021)	—	(4,709)
Impairments	—	—	(1,149)	(2,090)	(3,239)
Disposals	211	2,119	—	(22)	2,308
Transfer between accounts	—	109	—	—	109
Currency translation	1	14	240	—	255
Other	—	—	—	—	—
At December 31, 2020	(3,051)	(7,721)	(10,433)	(2,112)	(23,317)
Net carrying value
At December 31, 2020	1,611	3,773	25,051	2,546	32,981
At December 31, 2019	1,638	2,927	21,178	1,652	27,395
At December 31, 2018	1,633	3,161	20,217	1,315	26,326
At January 1, 2018	1,731	4,653	22,216	—	28,600

Patent and licenses include only the directly attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use only except for software development on certain application interfaces that were almost fully funded by a third party. The remaining amortization period is 1.8 years for the main software purchases and 6.4 years for the main patents and licenses.

The ‘Acquired customers and technology’ have been recognized as part of the acquisition of RS Print, Engimplan, ACTech, E-Prototypy, OrthoView, and Cenat (see Note 4). At December 31, 2020, the remaining amortization period for the acquired customers is 14.67 years for RS Print, 8.58 years for Engimplan, 16.75 years for ACTech, 3.75 years for OrthoView, fully amortized for E-Prototypy and 4.25 years for Cenat (2019:9.58 for Engimplan, 17.75 for ACTech, 4.75 years for OrthoView and 5.25 years for Cenat). At December 31, 2020, the remaining amortization period for the acquired technology and contracts is 6.67 years for RS Print.

The net book value of developed technology and software under construction at 31 December 2020 relates primarily to the internal digitalization program. At 31 December 2020, there were no other significant capitalized costs in respect of development activities, following the impairment in the fourth quarter of the year of previously capitalized costs in respect of the Tracheal Splint project. See also Note 3: significant accounting judgments, estimates and assumptions.

The total amortization charge for 2020 is K€4,709 (2019: K€4,859; 2018: K€5,064). As from 2017 the amortization of intangible assets from business combinations is mainly included in the line net operating income of the consolidated income statement.

7 Property, plant & equipment

The changes in the carrying value of the property, plant & equipment can be presented as follows for the year 2020 and 2019:

in 000€	Land and buildings	Plant and equipment	Right-of-use assets	Construction in progress	Total
Acquisition value
At January 1, 2019	45,777	77,557	14,327	3,002	140,663
Impact of adoption of IFRS 16	—	—	4,984	—	4,984
Additions	302	7,363	3,429	5,807	16,901
Acquired from business combinations*	61	3,046	633	17	3,757
Disposals	(37)	(6,091)	(753)	—	(6,881)
Transfers	(3,360)	7,077	117	(4,338)	(504)
Currency Translation	150	199	8	6	363
Other**	—	(73)	(1,099)	(80)	(1,252)
At December 31, 2019*	42,893	89,078	21,646	4,414	158,031
Additions	256	2,600	4,567	8,175	15,598
Acquired from business combinations	—	220	24	—	244
Disposals	—	(2,953)	(1,657)	(38)	(4,648)
Transfers	(15)	7,961	(4,010)	(3,886)	50
Currency Translation	(717)	(2,486)	(423)	(26)	(3,652)
At December 31, 2020	42,417	94,420	20,147	8,639	165,623
Depreciation
At January 1, 2019	(6,071)	(33,307)	(8,441)	(307)	(48,126)
Depreciation charge for the year *	(1,199)	(9,162)	(4,058)	—	(14,419)
Disposals	36	5,704	359	—	6,099
Transfers	200	(1,551)	1,031	307	(13)
Currency Translation	(25)	(190)	(2)	—	(217)
Other	220	(34)	51	—	237
At December 31, 2019*	(6,839)	(38,540)	(11,060)	—	(56,439)
Depreciation charge for the year	(1,223)	(10,205)	(3,504)	—	(14,932)
Disposals	—	2,632	1,518	—	4,150
Impairment	—	—	—	—	—
Transfers	(11)	(3,961)	3,810	—	(162)
Currency Translation	66	872	85	—	1,023
At December 31, 2020	(8,007)	(49,202)	(9,151)	—	(66,360)
Net book value
At December 31, 2020	34,410	45,218	10,996	8,639	99,263
At December 31, 2019*	36,054	50,538	10,586	4,414	101,592
At January 1, 2019	39,706	44,250	5,886	2,695	92,537

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

**	“Other” includes modification of Right-of-use assets for an amount of K€ (554).

The changes in the carrying value of the property, plant and equipment can be presented as follows for the year 2018:

in 000€	Land and buildings	Plant and equipment	Finance leases	Construction in progress	Total
Acquisition value
At January 1, 2018	40,184	67,117	14,303	3,754	125,358
Additions	3,079	9,476	792	5,210	18,557
Acquired from business combinations	—	—	—	—	—
Disposals	(99)	(1,882)	(17)	(387)	(2,385)
Transfers	2,728	2,953	(732)	(5,547)	(598)
Currency Translation	(119)	(25)	(19)	(26)	(189)
Other	4	(82)	—	(2)	(80)
At December 31, 2018	45,777	77,557	14,327	3,002	140,663
Depreciation
At January 1, 2018	(4,504)	(27,166)	(6,623)	—	(38,293)
Depreciation charge for the year	(1,560)	(8,010)	(2,346)	(307)	(12,223)
Disposals	26	2,102	6	—	2,134
Transfers	(18)	(253)	514	—	243
Currency Translation	(15)	(53)	8	—	(60)
Other	—	73	—	—	73
At December 31, 2018	(6,071)	(33,307)	(8,441)	(307)	(48,126)
Net book value
At December 31, 2018	39,706	44,250	5,886	2,695	92,537
At January 1, 2018	35,680	39,951	7,680	3,754	87,065

The investments in property, plant & equipment and right-of-use assets in 2020 amounted to K€15,598 (2019: K€16,901; 2018: K€18,557). They are mainly related to new machines and installations (K€5,011), land and buildings (K€7,580), IT equipment (K€1,056) and leased vehicles (K€1,714). The investments in 2019 related to new machines and installations (K€7,757), land and buildings (K€4,865), IT equipment (K€1,268) and lease vehicles (K€1,119). The investments in 2018 related to new machines and installations in Belgium and Germany (K€10,747), land and buildings in Germany (K€2,491), IT equipment (K€1,781) and lease vehicles (K€792).

The Group realized a net loss on disposal of property, plant and equipment of K€10 in 2020 (2019: a net loss of K€165; 2018: a net loss of K€83).

No impairment of property, plant and equipment was recorded.

The transfers in 2020 within property, plant and equipment are mainly related to

•	the transfers from assets under construction towards plant and equipment of K€3,886, mainly related to the “Green Machine” project;

•	the transfer from Right-of-Use of assets to Plant and Equipment due to the obtaining of the ownership for a net book value of K€200;

Assets under construction

Per end of 2020 the main assets under construction are related to our “Green Machine” project for an amount of K€1,998 located in Belgium and buildings located in Germany for an amount of K€6,302.

Changes in useful life for certain assets in 2019

The Group reviews the useful life for the intangible assets and property, plant and equipment on an annual basis considering the current facts and circumstances available. This review resulted in 2019 in a re-assessment of the useful life for certain specific assets in the categories buildings, fixtures, vehicles and machinery. The impact of the change in useful life during the year 2019 resulted in a decrease of the depreciation charges by K€1,147. In 2020 and 2021 the depreciation charge will be less for respectively K€478 and K€276. The effect will be neutralized in 2028 for machines, in 2033 for fixtures and in 2048 for buildings.

The right of use assets can be presented as follows:

The carrying value of Right-of-Use assets at December 31, 2020 was K€10,996 (2019: K€10,586; 2018: K€5,886). Right-of-Use assets are mainly related to 3D printing machines with a carrying value of K€1,480 at December 31, 2020 (2019: K€3,048; 2018: K€4,608) and for which depreciation of K€528 was recorded in 2020 (2019:K€1,045; 2018:K€1,745). New leases in 2020 amount to K€4,567 of which K€1,714 relate to leased motor vehicles (2019:K€1,119; 2018:K€792).

in 000€	Buildings	Vehicles	Equipment	Total
Acquisition value
At January 1, 2020	6,488	4,275	10,883	21,646
Additions	2,397	1,738	433	4,568
Acquired from business combinations	—	—	24	24
Modifications	—	—	—	—
Disposals	(1,214)	(291)	(152)	(1,657)
Currency Translation	(372)	(10)	(41)	(423)
Transfers	275	(1,157)	(3,129)	(4,011)
Other	—	—	—	—
At December 31, 2020	7,574	4,555	8,018	20,147
Depreciation
At January 1, 2020	(2,705)	(2,030)	(6,325)	(11,060)
Depreciation charge for the year	(1,620)	(1,129)	(755)	(3,504)
Acquired from business combinations	—	—	—	—
Modifications	—	—	—	—
Disposals	1,175	272	71	1,518
Currency Translation	47	4	33	84
Transfers	446	992	2,373	3,811
Other	—	—	—	—
At December 31, 2020	(2,657)	(1,891)	(4,603)	(9,151)
Net book value
At December 31, 2020	4,917	2,664	3,415	10,996
At January 1, 2020	3,783	2,245	4,558	10,586

The following amounts related to leases are recognized in profit & loss

(in 000€)	2020
Depreciation expense	(3,504)
Interest expense on lease liabilities	(142)
Expenses related to short-term leases/ low-value assets/ variable lease payments	(554)

The Group has negotiated several contracts with extension and termination options because of common practice in the country or for the asset. Management has exercised significant judgments in determining whether these extension and termination options are reasonably certain to be exercised. The potential future cash flows beyond the period following the exercise of the extension and termination option that are not included in the lease term are presented in the following table:

(in 000€)	2020
Potential (non-discounted) cash flows for terminations options that are not reasonably certain to be exercised:	8
Potential (non-discounted) cash flows for extensions options that are reasonably certain to be exercised	1,293

Pledges

Land and buildings (including buildings under construction) with a carrying amount of K€25,364 (2019: K€26,270; 2018: K€27,319) are subject to pledges to secure several of the Group’s bank loans. In addition, pledges have been given on machines with a total carrying amount of K€2,274 (2019: K€2,884; 2018: K€3,533) (Note 24).

8 Investments in joint ventures

The Group has no investments in joint ventures anymore per December 31, 2020.

The Group executed a share purchase agreement dated November 9, 2020 and acquired the remaining 50% of the shares of RS Print Powered By Materialise (referred to as “RS Print”). Before this transaction, Materialise NV had a 50% interest in RS Print. The fair value of the previously held equity method investment was remeasured to fair value at the date of the aforementioned step acquisition, at K€770.

The summarized financial information of RS Print NV of years 2019 and 2018 can be presented as follows:

in 000€	2020	2019	2018
Joint venture’s statement of financial position
Current assets	—	1,546	850
Non-current assets	—	93	114
Goodwill	—	—	—
Current liabilities	—	(1,114)	(756)
Non-current liabilities	—	(448)	(1,096)
Shareholders’ deficit (surplus)	—	(77)	888
The joint venture income (loss)
Revenue	—	1,736	1,186
Profit (loss)	—	(785)	(876)

The Group’s share in the loss of the joint venture for 2020 up to the full acquisition as of November 9, 2020 amounted to K€ (39).

The movement of the carrying value of the joint venture is as follows:

in 000€
Carrying value as of December 31, 2017	31
Additional investment	—
Transfer from receivables	444
Share in loss	(475)
Carrying value as of December 31, 2018	—
Additional investment	875
Transfer from receivables	(444)
Share in loss	(392)
Carrying value as of December 31, 2019	39
Additional investment	—
Transfer to receivables	—
Share in loss of the Joint venture	(39)
Gain from remeasurement previously held equity method investment at fair value	770
Accounted for as Business Combination	(770)
Carrying value as of December 31, 2020	—

9 Inventories and contracts in progress

Inventories and contracts in progress include the following:

	As of December 31,
in 000€	2020	2019	2018
Raw materials	4,974	7,400	5,616
Work in progress	1,766	2,806	2,151
Finished goods	2,554	1,995	1,390
Contracts in progress	749	495	829
Total inventories and contracts in progress	10,043	12,696	9,986

The amount of the inventory written-off as an expense is K€567 (2019: K€526; 2018: K€229). The expenses are booked in Cost of Sales.

The Group has contracts in progress and advances from customers. The total costs incurred is K€490 and the profit recognized is K€259 as per December 31, 2020. Advances were received for the amount of K€146 with respect to contracts in progress per end of 2020 (2019: K€22; 2018: K€370).

10 Other assets

Other non-current assets

Other non-current assets include the following:

Investments in convertible loans	As of December 31,
in 000€	2020	2019	2018
Convertible loan	6,203	2,750	—
Total non-current assets	6,203	2,750	—

The Group has granted a convertible loan to Fluidda in January 2019, with a notional amount of K€2,500. The convertible loan is accounted for as a financial asset measured at fair value with changes in fair value through the income statement. The carrying value of the convertible loan amounts to K€3,310 at 31 December 2020. The convertible loan has a duration of 7 years with a 10.0% annual interest rate which is capitalized. We refer to Note 3 and Note 20.

The convertible loan granted to Ditto in August 2020 has a notional amount up to K$9,000 that will be periodically called-up when certain milestones are reached or otherwise decided. The carrying value of the amount called up as at December 31, 2020 amounts to K€2,892. No fair value adjustment has been recorded as at 31 December 2020, as the fair value equals its carrying amount. We refer to Note 3 and Note 20. The applicable interest rate is 8.0% per annum.

Investments in non-listed equity instruments	As of December 31,
in 000€	2020	2019	2018
Non-listed equity investments	3,842	3,046	2,701
Total non-current assets	3,842	3,046	2,701

The non-listed equity investments mainly consist of the investment of K$3,300 in shares of the non-listed company Essentium Inc in 2018 and 2019. The Group holds a non-controlling interest of 5% in this company. The investment in Essentium Inc. is initially recognized at cost and subsequently measured at fair value through OCI. The Group has estimated that the fair value at December 31, 2020 amounts to K€3,535 and consequently, has recognized a fair value adjustment in OCI of K€489. We refer to Note 3 and Note 20.

In addition, the convertible loan granted to AM Flow Holding BV (formerly Borges 3D BV) in January 2020, with a notional amount of K€300, was converted in shares of AM Danube BV ( 41.70% shares held by Materialise NV) in September 2020 at a fair value of K€307. As such, the Group holds an indirect stake of 8.42% in AM Flow BV (100% owned by AM Flow Holding BV) indirectly through AM Danube BV ( 41.70% stake held by Materialise NV) and AM Flow Holding BV ( 20.20% stake held by AM Danube BV). We also refer to Note 3 and Note 20.

Other non-current assets	As of December 31,
in 000€	2020	2019	2018
Tax credits	3,381	3,015	3,006
Guarantees and deposits	528	415	405
Non-current receivable on joint venture	—	138	1,096

Other	184	27	29
Total non-current assets	4,093	3,595	4,536

The non-current tax credits relate to tax credits that are not expected to be realized within one year..

Other current assets

Other current assets include the following:

	As of December 31,
in 000€	2020	2019	2018
Deferred charges	2,841	2,632	2,046
Tax credits	1,243	695	185
Accrued income	260	486	958
Other tax receivables	1,125	3,127	2,286
Grants	1,181	754	687
Other non-trade receivables	1,640	922	774
Total other current assets	8,290	8,616	6,936

The other tax receivables include Value Added Tax (VAT) receivables and corporate tax receivables. The non-trade receivables as at December 31, 2020 include an indemnification asset, related to the AcTech acquisition in 2017, for the amount of K€222.

11 Trade receivables

The trade receivables include the following:

	As of December 31,
in 000€	2020	2019	2018
Trade receivables	32,346	42,509	38,764
Allowance for doubtful accounts	(1,475)	(1,532)	(1,873)
Total	30,871	40,977	36,891

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As at December 31, 2020, trade receivables of an initial value of K€1,475 (2019: K€1,532; 2018: K€1,873) were impaired as part of the expected credit losses analysis. Impairment is accounted for under the other operating expenses. See below for changes in the impairment of receivables.

in 000€
At January 1, 2018	(990)
Addition	(1,284)
Usage	182
Reversal	219
At December 31, 2018	(1,873)
At January 1, 2019	(1,873)
Addition	(141)
Usage	131
Reversal	351
At December 31, 2019	(1,532)
Addition	(852)
Usage	301
Reversal	608
At December 31, 2020	(1,475)

12 Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31,
in 000€	2020	2019	2018
Cash at bank	108,399	123,337	105,846
Cash equivalents	3,139	5,560	9,660
Total	111,538	128,897	115,506

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents include short-term deposits which are made for varying periods between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

In connection with the exercise of warrants payments have been received in 2018 from employees for a total amount of K€209, not converted into shares before year-end. In line with regulations the amount of K€209 was posted on a restricted bank account per December 31, 2018. There were no restrictions on cash at December 31, 2020 or 2019.

13 Equity

Share capital

The share capital of the parent company Materialise NV consists of 54,169,257 ordinary nominative shares at December 31, 2020 (2019:53,172,513; 2018:52,890,761) with no nominal but par value of €0.076 in 2020 (2019:€0.058; 2018: €0.058) for a total amount of K€4,096 at December 31, 2020 (2019:K€3,066; 2018:K€3,050).

in 000€, except share data	Total number of ordinary shares	Total share- holders’ capital	Total share- premium
Outstanding at January 1, 2018	47,325,438	2,729	79,839
Capital increase in cash—public offering	5,403,125	312	59,575
Expenses directly attributable to public offering	—	—	(4,003)
Capital increase via exercise of warrants	162,198	9	593
Equity settled share-based payments expense	—	—	633
Outstanding at January 1, 2019	52,890,761	3,050	136,637
Capital increase via exercise of warrants	281,752	16	1,252
Equity settled share-based payments expense	—	—	201
Outstanding at January 1, 2020	53,172,513	3,066	138,090
Capital increase via exercise of warrants	487,840	30	3,082
Capital increase via exercise of convertible bonds	508,904	1,000	—
Equity settled share-based payments expense	—	—	103
Merger with Ailanthus NV	13,428,688	1,862	—
Cancellation treasury shares (Ailanthus NV)	(13,428,688)	(1,862)	—
Outstanding on December 31, 2020	54,169,257	4,096	141,275

The shareholders’ capital increased by K€30in 2020 as a result of the exercise of warrants outstanding and fully vested. The number of new shares issued was 487,840 at an average price of €6.4 per share, including share premium.

The shareholders’ capital increased by K€1,000 in 2020 as a result of the exercise of convertible bonds. The number of new shares issued was 508,904 at an average price of €1.97 per share, including share premium.

On December 31, 2020, the Group has acquired 13,428,688 treasury shares via the merger with the company Ailanthus NV. Ailanthus NV held those shares in the Group. Immediately subsequent the merger, the Group has cancelled all the treasury shares with a corresponding credit to share capital. As part of the merger transaction, the Group issued an equal number of shares to the former shareholders of Ailanthus NV.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€141,275 at December 31, 2020 (2019: K€138,090; 2018: K€136,637). The change in 2020 is the result of:

•	The capital increase via exercise of warrants of K€3,082; and

•	the share-based payment expense of K€103.

The change in 2019 is the result of the share-based payment K€201 and the capital increase via exercise of warrants of K€1,252. The change in 2018 is the result of the share-based payment expense of K€633, the capital increase via exercise of warrants of K€593 and the capital increase in cash-public offering and private placement of K€59,575 minus K€4,003 expenses directly attributable to public offering and private placement.

Other reserves

The nature and purpose of the other reserves is as follows:

	As of December 31,
in 000€	2020	2019*	2018
Legal reserve	279	279	279
Other reserves	2,574	(335)	(335)
Equity-settled-based payment expense	72	72	65
Other Comprehensive Income (loss)	(7,796)	(1,394)	(1,850)
Other reserves	(4,871)	(1,378)	(1,841)

Based on the statutory result and after final result allocation approved by the annual shareholders meeting the legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2020, 2019 and 2018.

Other comprehensive loss

Other comprehensive loss consists of the following:

in ‘000€	Currency Translation Differences & Other	Fair value adjustment equity investments	Total OCI attributable to the shareholder
At January 1, 2018	(1,803)	—	(1,803)
Currency translation impact	(47)	—	(47)
At December 31, 2018	(1,850)	—	(1,850)
Currency translation impact	456	—	456
At December 31, 2019	(1,394)	—	(1,394)
Currency translation impact	(6,025)	—	(6,025)
Fair value adjustment	—	489	489
Acquisition non-controlling interest—OCI	(866)	—	(866)
At December 31, 2020	(8,285)	489	(7,796)

Non-controlling interest

In 2018 there were no non-controlling interests. In 2019, a non-controlling interest has been recognized for 25% held by third party in Engimplan for an amount of K€3,107 (changed to K€ 3,276*) per end of 2019.

As of December 1, 2020, the Group acquired the remaining 25% non-controlling interest held by a third party in Engimplan in return for the Spine Business. The non-controlling interest with a carrying amount of K€2,213 was derecognized. The gain on the transaction of K€ 1,279 was recognized within other reserves within equity.

No non-controlling interest is recognized for the 17% held by a third party in RapidFit+ as the amount is presented as a financial liability.

RapidFit+

The Group has purchased a call option and written a put-option on the non-controlling interest in Rapidfit+. The call option was accounted for in accordance with IFRS 9 and has an exercise price which is calculated according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. Based on our analysis the call option remained out of the money at 31 December 2018 and 31 December 2019, and has expired at 31 December 2020. The call option was exercisable between June 30, 2015 and June 27, 2020.

The written put option has been recognized as a financial liability and measured at the fair value of the redemption amount and amounts to K€875 at December 31, 2020 (2019: K€875; 2018 K€845). The undiscounted estimated redemption amount totals K€875 at December 31, 2020 (2019: K€875; 2018: K€875). The redemption price has an exercise price according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. The initial recognition resulted in a reclassification of K€264 from non-controlling interest and K€64 from consolidated reserves. The written put option is exercisable between June 27, 2019 and June 27, 2021 and it is management’s estimate that the put option will be exercised within 12 months. As such, the written put option is presented as an other current liability.

In addition, RapidFit+ has issued K€10 dilution warrants to the non-controlling interest which are exercisable upon occurrence of certain specified events. The fair value of the dilution warrants is K€0 per end of 2020 (2019: K€0; 2018:K€0).

14    Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2020	2019	2018
Outstanding at January 1*	965,052	1,318,049	1,458,360
Granted	—	—	2,000
Forfeited / Cancelled	(41,443)	(42,952)	(69,104)
Exercised	(515,887)	(310,045)	(73,207)
Outstanding at December 31*	407,722	965,052	1,318,049
Exercisable at December 31	123,305	296,859	252,793

*

The Group’s share-based payment plans are all equity-settled except for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled. The outstanding amount includes stock appreciation rights (“SARs”) issued under cash-settled share-based payment plans.

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

The status of the 2013 warrant plan at December 31 is as follows:

	2020	2019	2018
Outstanding at January 1	118,376	300,040	320,640
Granted	—	—	—
Forfeited / Cancelled	(1,875)	(3,500)	(1,500)
Exercised	(116,501)	(178,164)	(19,100)
Outstanding at December 31	—	118,376	300,040
Exercisable at December 31	—	15,300	89,892

With respect to the warrants exercised in 2020, a total of 29,125 warrants representing 116,501 shares were exercised in the last quarter. The share price at exercise date was $40.21. The 2013 warrant plan prescribes that each warrant gives right to four shares , and the table above presents the impact on the number of shares.

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

The status of the IPO warrant plan at December 31 is as follows:

	2020	2019	2018
Outstanding at January 1	465,212	589,052	671,503
Granted	—	—	—
Forfeited / Cancelled	(27,247)	(20,252)	(42,209)
Exercised	(201,239)	(103,588)	(40,242)
Outstanding at December 31	236,726	465,212	589,052
Exercisable at December 31	95,575	169,071	114,012

With respect to the warrants exercised in 2020, a total of 201,239 warrants representing 201,239 shares were exercised in the last quarter. The share price at exercise date was $ 40.21.

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

The Group granted 350,000 warrants in July 2016 to the employees of the Group with an exercise price of €6.45. The Group granted 2,000 warrants to an employee in May 2018 with an exercise price of €10.08.

The status of the 2015 warrant plan at December 31 is as follows:

	2020	2019	2018
Outstanding at January 1	310,400	325,200	329,000
Granted	—	—	2,000
Forfeited / Cancelled	(6,400)	(14,800)	(5,800)
Exercised	(170,100)	—	—
Outstanding at December 31	133,900	310,400	325,200
Exercisable at December 31	15,100	96,500	32,700

With respect to the warrants exercised in 2020, a total of 170,100 warrants representing 170,100 shares were exercised. The weighted average share price at exercise date was $ 37.60.

Fair value

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table provides the input to the Black-Scholes model for the 2013 warrant plan, IPO warrant plan and 2015 warrant plan:

	2015 (Sept 16)	2015 (Nov)	IPO 2014 (Nov)	IPO 2014 (June)	2013 (Dec) *	2013 (Oct) *
Return dividend	0%	0%	0%	0%	0%	0%
Expected volatility	47%	47%	50%	46%	50%	53%
Risk-free interest rate	0.24%	1.17%	1.12%	1.70%	2.56%	2.43%
Expected life	4.30	5.50	5.50	5.50	5.50	5.50
Exercise price (in €)	6.45	8.81	8.81	8.81	8.54	7.86
Stock price (in €)	6.42	8.08	8.67	8.81	18.09	18.09
Fair value SAR (in €)	2.41	3.30	3.94	3.83	12.23	12.77

(*)	Exercise price, stock price and fair value are not adjusted for the 1 to 4 stock-split completed in June 2014.

The above input for the Black-Scholes model have been determined based on the following:

•	The dividend return is estimated by reference to the historical dividend payments of the Group. Currently, this is estimated to be zero as no dividends have been paid since inception;

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

The expense arising from share-based payment transactions for the warrant plans mentioned above was K€102 (2019: K€401; 2018: K€640)

The weighted average remaining estimated life of the warrants outstanding as of December 31, 2020 is 4.31 years (2019: 5.20 years; 2018: 5.95 years). The weighted average fair value for the warrants outstanding at the end of 2020 was €3.29 (2019: €4.48; 2018: €5.62). The weighted average exercise price for the warrants outstanding at the end of 2020 was €7.92 (2019: €7.88; 2018: €7.99).

Cash-settled share-based payment plans

The Group has issued 215,688 SARs in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash. The exercise price of the SAR is €8.81.

The status of this plan is as follows:

	2020	2019	2018
Outstanding at January 1	71,064	103,757	137,217
Granted	—	—	—
Forfeited / Cancelled	(5,921)	(4,400)	(19,595)
Exercised	(28,047)	(28,293)	(13,865)
Outstanding at December 31	37,096	71,064	103,757
Exercisable at December 31	12,630	15,988	16,189

The SAR plan grants the bearer the right to a cash payment equal to the difference between the exercise price and the stock price at the exercise date. This plan is considered a cash settled share based payment and is as such recorded as a liability (see Note 16).

The SARs have a contractual term of ten years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. SARs are exercisable as from the month after they have vested and in the subsequent exercise periods.

The fair value of the SAR is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table lists the input used for the Black-Scholes model:

	2020	2019	2018
Return dividend	0%	0%	0%
Expected volatility	84%	49%	49%
Risk-free interest rate	-0.34%	0.10%	0.77%
Expected life	0.25	0.25	1.25
Exercise price (in €)	8.81	8.81	8.81
Stock price (in €)	44.20	16.32	17.49
Fair value SAR (in €)	35.38	7.52	9.09

The expense arising from share-based payment transactions for the SARs plan was K€1,242 in 2020 (2019: K€ (11); 2018: K€435). The carrying value of the liability at December 31, 2020 amounts to K€1,223 (2019: K€574; 2018: K€786). The total intrinsic value of the liability for warrants currently exercisable at December 31, 2020 amounts K€447 (2019: K€120; 2018: K€141).

Share-based payment plans of RapidFit+

The subsidiary RapidFit+ has issued a warrant plan on August 23, 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.92. In January 2014, a total of 199 warrants were granted and accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2020	2019	2018
Outstanding at January 1	186	199	199
Granted	—	—	—
Forfeited / Cancelled	—	(13)	—
Exercised	—	—	—
Outstanding at December 31	186	186	199
Exercisable at December 31	186	184	—

The following table lists the input to the Black-Scholes model for the RapidFit+ warrant plan:

2014
Return dividend	0%
Expected volatility	50%
Risk-free interest rate	2.29%
Expected life	5.5
Exercise price	553.9
Fair value option	262.7

The expense arising from share-based payment transactions for RapidFit+ warrant plan was K€2 in 2020 (2019: K€2; 2018: K€7)

15 Loans and borrowings

The loans and borrowings include the following:

	As of December 31
in 000€	2020	2019	2018
K€35,000 EIB bank loan	35,000	35,000	10,000
K€28,000 acquisition bank loan	18,621	21,612	24,576
K€18,000 secured bank loans	17,013	17,429	17,739
K€12,300 bank loans ACTech	10,470	11,850	12,300
K€9,050 other facility loans	2,910	3,599	4,299
Bank investment loans—top 20 outstanding	17,280	22,132	23,801
Bank investment loans—other	2,681	4,429	3,808
Lease liabilities (2018: Finance leases)	10,624	9,876	6,809
Institutional loan	353	824	1,492
Convertible bonds	—	1,000	1,000
Related party loan	158	187	214
Total loans and borrowings	115,110	127,938	106,038
Current	17,523	16,838	13,598
Non-Current	97,588	111,100	92,440

K€35,000 EIB bank loan

On December 20, 2017 the Group entered into a finance contract with the European Investment Bank, or EIB, to finance future research and development programs. As part of a first tranche, an amount of K€10,000 was drawn in the course of 2018. The agreement foresees a first two-year period without loan reimbursements. Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The interest rate for this loan is 2.40%. The contract contains customary security, covenants and undertakings. A second tranche of K€25,000 was drawn in the course of 2019 with an interest rate of 2.72%.

On June 29, 2020, the European Investment Bank has temporarily waived the compliance obligation of the covenants “Total gross Debt to Adjusted EBITDA” (until 31 December 2022), and “Adjusted EBITDA to Net financial charges” (until 31 December 2020) under the condition that the covenant Total net debt to Adjusted EBITDA will be met for the period. In addition, the European Investment Bank agreed not to recalculate the interest rate until 3 January 2022 for the first tranche and until 17 January 2022 for the second tranche. Finally, the European Investment Bank waived “the subsidiary financial indebtedness” for the calculation period ending on 30 June 2020. For the periods thereafter this covenant has been eased. These covenants have been waived in order to allow the Group to continue investing in its growth programs, even under stressed COVID-19 scenarios, without breaching the covenants.

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

K€18,000 secured bank loans

The K€18,000 loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to K€12,000; drawn per end 2020: K€11,739 (drawn per end 2019: K€11,739; per end 2018 K€11,739), and with reimbursements only starting in December 2022. The agreement for the Polish facility financing amounts to K€6,000 (fully drawn per end of 2017), and reimbursements have started in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

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

K€9,050—Other facility loans

Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (K€2,000, K€300 and K€5,000, respectively) and another loan for the Czech Republic offices in 2008 (K€1,750). The balance of the four loans amounts to K€2,910 per December 31, 2020. All loans have a repayment schedule of K€15 years and interest rates are fixed between 4.3% and 5.4% for the four loans.

Miscellaneous investment loans

The 20 largest of these loans outstanding as at December 31, 2020 amount to a balance of K€17,280. They have been agreed in 2020 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

K€10,624 Lease liabilities included lease with related party

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As at December 31, 2020 the balance of these lease agreements amounts to K€10,624, and are mostly at fixed interest rates with weighted average below 2%. The subsidiary Engimplan rents the office and production building from a related party for an initial term of 10 years, with an extension option for an additional 10 years (assessed not to be reasonably certain to be exercised). The lease has been accounted for under IFRS 16 resulting in a lease liability at December 31, 2020 of K€414.

The total cash outflow from the lease liabilities amounts to K€3,640 in 2020, K€5,283 in 2019 and K€3,102 in 2018.

K€2,000 institutional loan

This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of K€2,000. The loan is repayable over a four year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter. As at December 31, 2020 K€2,000 has been drawn with an outstanding balance of K€353.

K€1,000 convertible bond with related party

On October 9, 2020, 1,000 convertible bonds with a related party for a total amount of K€1,000 were converted to 509,904 shares.

Related party loan

Lunebeke NV, a related party of the Group as discussed in Note 26, has granted the Group a loan at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amount outstanding as of December 31, 2020 is K€158 (2019: K€187; 2018: K€214). The interest expense for the year ended December 31, 2020 is K€7 (2019:K€9; 2018: K€10).

Changes of liabilities for financing activities:

The following table presents the changes of the liabilities for financing activities:

	For the year ended December 31
in 000€	2020	2019	2018
At January 1,	127,938	106,038	94,557
Proceeds from loans & borrowings	—	29,000	32,554
Repayment of loans & borrowings	(13,736)	(12,126)	(18,820)
New leases	4,626	8,326	792
Repayment of leases	(3,640)	(5,283)	(3,102)
Loans acquired from business combination	—	2,076	—
Net foreign exchange movements	(78)	(92)	57
At December 31,	115,110	127,938	106,038

16	Other non-current liabilities

The other non-current liabilities consist of the following:

	As of December 31,
in 000€	2020	2019	2018
Provisions	318	122	82
Other	80	574	786
Total	398	696	868

The increase of the provision relates to a provision of royalties payable to APHP (Assistance Publique – Hôpitaux de Paris), one of the Group’s business partners in the Medical segment, for K€220.

The other item doesn’t include anymore per December 31, 2020 a long term liability related to the cash settled shared based payment plan as referred to in Note 14 (2019: K€574; 2018: K€786). The amount of K€1,223 is booked on short term.

The impact of the accounting treatment of the Belgian contribution plans with a minimal guarantee are not material as only a limited number of people can benefit. No provisions have been recognized as of December 31, 2020, 2019 and 2018. As such, no further disclosures have been provided.

17	Tax payables

The tax payables amount to K€974as per December 31, 2020 (2019:K€3,363; 2018:K€2,313) and are mainly related to the tax payables of the entities located in Germany. In Germany a tax unity was set-up in 2018 between Materialise Germany and ACTech.

18	Deferred income

Deferred income consists of the following:

	As of December 31
in 000€	2020	2019	2018
Deferred maintenance & license	30,242	27,667	22,606
Deferred (project) fees	4,555	4,647	4,838
Deferred government grants	85	358	338
Total	34,882	32,672	27,782
current	29,555	27,641	23,195
non-current	5,327	5,031	4,587

The deferred maintenance and license revenue consist of maintenance and license fees paid up-front which are deferred and recognized in earnings over either the maintenance period or the duration of the license. The deferred (project) fees consist of one-time and advance payments received which are deferred in accordance with the revenue accounting policies. The deferred government grants are recognized as income under “other operating income”.

We refer to Note 22.1.2 for more detail on the contract liabilities.

19	Other current liabilities

Other current liabilities include the following:

	As of December 31
in 000€	2020	2019	2018
Payroll-related liabilities	11,152	10,281	10,111
Non-income tax payables	3,018	2,262	2,175
Accrued charges	995	1,080	789
Advances received	404	715	713
RapidFit+ amounts payable to former shareholders	875	875	845
CENAT amounts payable to former shareholders	—	—	450
Derivatives	140	478	—
Cash settled share-based payment plan	1,223	—	—
Other current liabilities	888	1,995	259
Total	18,695	17,686	15,342

The non-income tax payables mainly relate to VAT payables and payroll taxes.

20	Fair value

Financial assets

The carrying value and fair value of the financial assets as of December 31, 2020, 2019 and 2018 are as follows:

	Carrying value			Fair value
in 000€	2020	2019	2018	2020	2019	2018
Financial assets
Debt instruments measured at amortized cost
Trade receivables (current)	30,871	40,977	36,891	30,871	40,977	36,891
Other financial assets (non-current)	712	580	1,530	712	580	1,530
Other current non-trade receivables	1,618	1,676	1,461	1,618	1,676	1,461
Cash & cash equivalents	111,538	128,897	115,506	111,538	128,897	115,506
Total debt instruments	144,739	172,130	155,388	144,739	172,130	155,388
Financial assets at fair value through profit or loss
Derivatives	23	9	117	—	—	—
Convertible loan	6,203	2,750	—	—	—	—
Total financial assets measured at fair value	6,226	2,759	117	—	—	—
Equity instruments designated at fair value through OCI
Non-listed equity investments	3,842	3,046	2,701	—	—	—
Total Equity instruments designated at fair value through OCI	3,842	3,046	2,701	—	—	—

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);

•

Other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2020, 2019 and 2018

•

The non-listed equity investments, mainly representing the investment in Essentium Inc for K€3,535 and AM Flow (via an investment in AM Danube, one of the shareholders of AM Flow) for K€307, are measured at fair value.

•

For Essentium, as of December 31, 2020, the Group has estimated that the fair value at December 31, 2020 amounts to K€3,535 with a fair value adjustment recognized in OCI of K€489. The fair value of the investment (based upon level 2 inputs) as at December 31, 2020 was based on a recent capital B round in which third parties participated, but the Group not. Furthermore, the followings matters were considered:

•	Essentium is a non-listed entity;

•	The Group only has an insignificant interest in Essentium Inc ( 5.00% of the shares);

•	The Group has no representatives in the Board of Directors of Essentium Inc.

•

For AM-flow, as of December 31, 2020, management considers that currently the cost is an appropriate estimate of fair value (level 2 input) because a recent capital increase indicated that the market valuation of AM Flow has not changed and because of the followings reasons:

•	AM Flow is a non-listed entity;

•	The Group only has an insignificant interest in AM Flow BV ( 8.42% of the shares indirectly);

•	The Group has no representatives in the Board of Directors of AM Flow BV; and

•	Insufficient more recent information is available to measure fair value;

The convertible loans granted to Fluidda and Ditto are measured at fair value. As of December 31, 2020, management considered the fair value based upon level 3 inputs as follows:

•

Fluidda: The Group assessed the fair value of the convertible loan as at December 31, 2020 amounts to K€3,310 which includes a fair value adjustment of K€316 recorded in financial income during 2020. Fluidda is a private start-up company which delivers CRO services for drug development and develops medical devices which require EMA/FDA approvals. Fluidda is currently loss-making. The convertible loan has a duration of 7 years with a 10.0% annual interest rate which are capitalized. The Group has applied a discount factor of 14.44% that is based on the estimated WACC of Fluidda reflecting the uncertainty in relation to the success of the company and the applied estimates by the Group.

•

Ditto: The convertible loan granted to Ditto in August 2020 has a notional amount up to K$9,000 that will be called-up when certain milestones are reached. The Group estimated the fair value of the convertible loan to K€2,892 as of 31 December 2020. No fair value adjustment has been recorded yet as the Group considers fair value equals the loan’s carrying amount as at December 31, 2020. Ditto is a private technology company which has a software solution for the eyeware industry with iPad app, frame recommendation and virtual try-on technology platform. Ditto is currently loss-making. The convertible loan has a duration of 5 years with a 8% annual interest rate which are capitalized.

In assessing the fair value, the Group has made significant estimates with regard to the discount rate, the probability of each repayment and conversion scenario and related timing, the amount of the qualified capital increase. Changes in the significant assumptions may lead to a significant increase/decrease in the fair value of the convertible loan. A increase/decrease in the applied discount rate for Fluidda by 1% would lead to a change in fair value by K€31 / K€ -31.

Financial liabilities:

The carrying value and fair value of the financial liabilities as of December 31, 2020, 2019 and 2018 can be presented as follows:

	Carrying value			Fair value
in 000€	2020	2019	2018	2020	2019	2018
Financial liabilities measured at amortized cost
Loans & Borrowings including lease liabilities	115,110	127,939	106,037	116,843	128,930	105,026
Trade payables	17,698	18,517	18,667	17,698	18,517	18,667
Other liabilities excl. written put option on NCI	1,275	3,187	778	1,275	3,187	778
Total financial liabilities measured at amortized cost	134,083	149,643	125,482	135,816	150,634	124,471
Financial liabilities measured at fair value
Contingent consideration	—	—	450	—	—	—
Cash settled share based payments	1,223	—	786	—	—	—
Written put option on NCI	875	875	845	—	—	—
Derivatives	140	478	194	—	—	—
Total financial liability measured at fair value	2,238	1,353	2,275	—	—	—
Total non-current	98,543	112,549	94,521	—	—	—
Total current	37,778	38,447	33,236	—	—	—

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

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

•

The fair value of the cash-settled share based payments has been determined based on a Black-Scholes model using inputs that are level 1 (stock-price and risk-free interest rate) as well as level 2 (e.g. volatility). We refer to Note 14.

•

The fair value of the (contingent) consideration has been determined based on the latest long-term business plans of the Cenat business (level 3 inputs). Note that the consideration is no longer contingent as per end 2018.

Fair value hierarchy 3 evolution

Convertible Loans Ditto & Fluidda	Fair Value Evolution
in 000€	2020	2019	2018
As at 1 January	2,750	—	—
Addition	2,830	2,500	—
Remeasurement	316	—	—
Capitalized interests	307	250	—
As at 31 December	6,203	2,750	—

Written Put Option on NCI RapdFit+	Fair Value Evolution
in 000€	2020	2019	2018
As at 1 January	875	845	788

Remeasurement	—	30	57
As at 31 December	875	875	845

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group has the following financial instruments carried at fair value in the statement of financial position on December 31, 2020, 2019 and 2018: the derivatives related to interest rate and foreign currency swaps as included in the above tables, a call option and written put option on non-controlling interest, the (contingent) consideration for the acquisition of Cenat and the non-listed equity investments.

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

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated(1)	Consolidated
For the year ended December 31, 2020
Revenues	39,054	61,729	69,635	170,418	31	170,449
Segment Adjusted EBITDA	13,383	13,915	2,548	29,847	(9,468)	20,378
Segment Adjusted EBITDA %	34.3%	22.5%	3.7%	17.5%	—	12.0%
For the year ended December 31, 2019
Revenues	41,654	60,808	94,156	196,618	61	196,679
Segment Adjusted EBITDA	13,812	10,774	12,154	36,740	(10,084)	26,656
Segment Adjusted EBITDA %	33.2%	17.7%	12.9%	18.7%	—	13.6%
For the year ended December 31, 2018
Revenues	37,374	52,252	94,956	184,582	139	184,721
Segment Adjusted EBITDA	11,536	10,252	10,785	32,573	(9,047)	23,526
Segment Adjusted EBITDA %	30.9%	19.6%	11.4%	17.6%	—	12.7%

The segment Adjusted EBITDA is reconciled with the consolidated net profit (loss) for the year as follows:

	For the year ended December 31,
in 000€	2020	2019*	2018
Segment Adjusted EBITDA	29,847	36,740	32,573
Depreciation, amortization and impairment	(19,775)	(19,278)	(17,287)
Corporate research and development	(2,824)	(1,859)	(1,913)
Corporate headquarter costs	(11,719)	(11,077)	(10,358)
Other operating income (expense)	3,668	2,410	2,149
Fair value adjustment 50% RS Print	770	—	—
Impairments	(4,606)	—	—
Operating (loss)/ profit	(4,639)	6,936	5,164
Financial expenses	(5,995)	(3,682)	(4,864)
Financial income	2,452	1,377	3,627
Income taxes	949	(2,595)	(425)
Share in loss of joint venture	(39)	(392)	(475)
Net profit (loss) for the year	(7,272)	1,644	3,027

The Group has no customers with individual sales larger than 10% of the total revenue in 2020 (2019: 0%; 2018: 0%).

Entity-wide disclosures

The revenue by geographical area is as follows:

	As of December 31,
in 000€	2020	2019	2018
United States of America	47,266	56,235	42,217
Americas other than USA	5,297	3,395	1,700
Belgium	7,048	7,917	9,350
Germany	17,087	31,185	30,436
France	11,586	20,110	22,282
Switzerland	12,587	14,907	13,135
United Kingdom	7,725	13,804	11,946
Italy	5,876	6,707	4,392
Netherlands	6,943	5,825	7,382
Other Europe	31,518	17,329	21,455
Asia Pacific	17,516	19,265	20,426
Total	170,449	196,679	184,721

The total revenue realized in the country of domicile (Belgium) in 2020 amounts to K€7,048 (2019:K€7,917; 2018:K€9,350).

The total non-current assets, other than financial instruments, deferred tax assets, by geographical area are as follows:

	As of December 31,
in 000€	2020	2019	2018
United States of America (USA)	3,441	4,194	3,953
Americas other than USA	3,454	8,374	62
Belgium	62,810	49,426	48,873
Germany	58,305	57,918	56,096
Poland	13,437	15,506	16,206
Rest of Europe	9,087	10,410	10,125
Asia-Pacific	2,052	2,658	1,039
Total	152,586	148,486	136,354

The totals of the above table include goodwill, intangible assets and property, plant & equipment and Right-of-Use Assets as disclosed in the consolidated statements of financial position.

22	Income and expenses

22.1 Revenue

22.1.1 Disaggregated revenue information

	For the year ended December 31, 2020
in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	11,939	28,173	7,153	47,265	—	47,265
Americas other than USA	533	4,504	260	5,297	—	5,297
Europe (without Belgium) & Africa	15,702	20,781	56,840	93,323	—	93,323
Belgium	112	2,335	4,570	7,017	31	7,048
Asia Pacific	10,768	5,936	812	17,516	—	17,516
Total revenue from contracts with customers	39,054	61,729	69,635	170,418	31	170,449
Type of goods or service
Software revenue (non-medical)	39,054	—	—	39,054	—	39,054
Software revenue (medical)	—	19,808	—	19,808	—	19,808
Medical devices and services	—	41,921	—	41,921	—	41,921
Manufacturing	—	—	69,635	69,635	—	69,635
Other	—	—	—	—	31	31
Total revenue from contracts with customers	39,054	61,729	69,635	170,418	31	170,449
Timing of revenue recognition
Goods/Services transferred at a point in time	15,536	46,286	66,824	128,646	31	128,677
Goods/Services transferred over time	23,518	15,443	2,811	41,772	—	41,772
Total revenue from contracts with customers	39,054	61,729	69,635	170,418	31	170,449

	For the year ended December 31, 2019
in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	11,188	29,100	15,947	56,235	—	56,235
Americas other than USA	487	2,071	837	3,395	—	3,395
Europe (without Belgium) & Africa	18,767	21,356	69,744	109,867	—	109,867
Belgium	183	2,101	5,572	7,856	61	7,917
Asia Pacific	11,029	6,180	2,056	19,265	—	19,265
Total revenue from contracts with customers	41,654	60,808	94,156	196,618	61	196,679
Type of goods or service
Software revenue (non-medical)	41,654	—	—	41,654	—	41,654
Software revenue (medical)	—	19,407	—	19,407	—	19,407
Medical devices and services	—	41,401	—	41,401	—	41,401
Manufacturing	—	—	94,156	94,156	—	94,156
Other	—	—	—	—	61	61
Total revenue from contracts with customers	41,654	60,808	94,156	196,618	61	196,679
Timing of revenue recognition
Goods/Services transferred at a point in time	21,190	45,730	88,988	155,908	61	155,969
Goods/Services transferred over time	20,464	15,078	5,168	40,710	—	40,710
Total revenue from contracts with customers	41,654	60,808	94,156	196,618	61	196,679

The revenue per type of good or service including the previous years is as follows:

	For the year ended December 31
in 000€	2020	2019	2018
Software revenue (non-medical)	39,054	41,654	37,374
Software revenue (medical)	19,808	19,407	17,045
Medical devices and services	41,921	41,401	35,207
Manufacturing	69,635	94,156	94,956
Other	31	61	139
Total	170,449	196,679	184,721

22.1.2 Contract balances

The following table provides information about receivables, contracts in progress (contract assets) and deferred income (contract liabilities) from contracts with customers.

	As of December 31,
in 000€	2020	2019
Trade receivables, included in ‘trade and other receivables’	32,345	42,509
Contract assets / contracts in progress	749	495
Contract liabilities / deferred income	34,797	32,314

We refer to note 18 for a detail of the deferred income. Note 18 includes split of the deferred income in current and non-current. Non-current deferred income, representing mainly maintenance contracts with terms more than one year and certain contracts with up-front fees which are allocated to performance obligations that will be satisfied over more than one year, may be recognized as revenue between one to three years. Total revenue recognized during 2020 that was included in the contract liability at the beginning of the year amounts to K€32,314. There is no revenue recognized during 2020 from performance obligations that were satisfied in the previous years.

The relation between the timing of satisfaction of the performance obligations and the timing of billing resulting in contract assets and liabilities is as follows:

•

Maintenance services: maintenance services are typically billed at the beginning of the maintenance period resulting in deferred income that is recognized on a straightline basis over the maintenance period.

•

Software licenses: certain software licenses may have been billed prior to the delivery of the software key or time-based software licenses may have been billed up-front resulting in a deferred income balance.

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

22.2 Cost of sales

Cost of sales includes the following selected information:

	For the year ended December 31
in 000€	2020	2019*	2018
Purchase of goods and services	(31,725)	(37,870)	(39,114)
Amortization and depreciation	(11,788)	(10,917)	(9,910)
Payroll expenses	(32,438)	(37,715)	(33,036)
Other expenses	(495)	(550)	(239)
Total	(76,446)	(87,052)	(82,299)

22.3 Research and development expenses

Research and development expenses include the following selected information:

	For the year ended December 31
in 000€	2020	2019	2018
Purchase of goods and services	(2,788)	(2,583)	(3,590)
Amortization and depreciation	(1,746)	(1,483)	(830)
Payroll expenses	(20,368)	(19,219)	(17,935)
Other	(2,202)	(63)	(61)
Total	(27,104)	(23,348)	(22,416)

22.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	For the year ended December 31
in 000€	2020	2019	2018
Purchase of goods and services	(5,960)	(9,228)	(9,775)
Amortization and depreciation	(1,946)	(1,346)	(725)
Payroll expenses	(36,521)	(42,055)	(35,585)
Other	(209)	(360)	(218)
Total	(44,636)	(52,989)	(46,303)

22.5 General and administrative expenses

General and administrative expenses include the following selected information:

	For the year ended December 31
in 000€	2020	2019	2018
Purchase of goods and services	(8,933)	(9,856)	(9,892)
Amortization and depreciation	(2,437)	(3,630)	(3,828)
Payroll expenses	(18,104)	(18,078)	(18,442)
Other	137	(222)	(148)
Total	(29,337)	(31,786)	(32,310)

22.6 Net other operating income

The net other operating income can be detailed as follows:

	For the year ended December 31
in 000€	2020	2019*	2018
Government grants	4,473	5,263	4,658
Amortization intangibles purchase price allocation	(1,857)	(2,013)	(1,994)
Allowance for doubtful debtors	(244)	210	(1,065)
Capitalized expenses (asset construction)	316	166	16
Net foreign currency exchange gains / (losses)	—	—	246
Tax Credits	1,198	665	706
Fair value adjustment Cenat liability	—	—	192
Personnel related income	—	37	168
Fair value adjustment RS Print	770	—	—
Impairment Engimplan	(2,516)	—	—
Other	296	1,104	844
Total	2,436	5,432	3,771

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan.

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs and reduced payroll taxes.

22.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2020, 2019 and 2018:

	For the year ended December 31
in 000€	2020	2019	2018
Short-term employee benefits	(82,135)	(87,775)	(76,023)
Social security expenses	(15,691)	(15,647)	(14,139)
Expenses defined contribution plans	(1,150)	(1,033)	(936)
Other employee expenses	(8,455)	(12,612)	(13,900)
Total	(107,431)	(117,067)	(104,998)
Total registered employees at the end of the period	2,162	2,177	2,009

22.8 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31
in 000€	2020	2019	2018
Interest expense	(2,299)	(2,146)	(1,747)
Foreign currency losses	(2,999)	(832)	(2,748)
Other financial expenses	(697)	(704)	(369)
Total	(5,995)	(3,682)	(4,864)

22.9 Financial income

Financial income includes the following selected information:

	For the year ended December 31
in 000€	2020	2019	2018
Foreign currency exchange gains	1,668	955	3,047
Other finance income	784	422	580
Total	2,452	1,377	3,627

22.10 Income taxes and deferred taxes

Current income tax

The following table shows the breakdown of the tax expense for 2020, 2019 and 2018:

	As of December 31,
in 000€	2020	2019	2018
Estimated tax liability for the year	4	(2,926)	(1,216)
Tax adjustments to the previous year	—	—	—
Deferred income taxes	945	331	791
Total income tax benefit (expense) for the period	949	(2,595)	(425)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries. The estimated tax liability is mainly due in Germany.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liabilities and the deferred tax expense for 2020, 2019 and 2018:

	Asset/(liability)			Income/(expense)
in 000€	2020	2019	2018	2020	2019	2018
Tax losses, notional interest deduction and other tax benefits	—	—	26	—	—	—
Amortization development assets and other intangible assets	75	38	224	—	—	—
Depreciation property, plant & equipment	125	70	30	—	—	—
Other items	1	84	35	—	—	—
Total deferred tax assets	201	192	315	9	(124)	11
Property, plant & equipment	(209)	(403)	(694)	—	—	—
Intangible assets	(6,414)	(4,937)	(5,370)	—	—	—
Investment grants	(227)	(301)	(312)	—	—	—
Inventory valuation	(31)	(89)	141	—	—	—
Other items	76	(17)	9	—	—	—
Total deferred tax liabilities	(6,805)	(5,747)	(6,226)	(1,058)	455	780
Total deferred tax income (expense)	—	—	—	(1,049)	331	791

Deferred tax expense recognized in the current year Income statement was K€945 and the remaining movement of K€104 is related to currency translation adjustments.

The Group has unused tax losses and tax credits in an amount of K€69,031 for 2020 (2019: K€37,440; 2018: K€25,285) of which K€44,600 for 2020 (2019: K€25,172; 2018: K€15,592) relating to Materialise NV.

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses will be used in future years. As from July 1, 2016, the Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on its analysis, in 2020 the Company has assessed that no deferred tax asset and unused Innovation Income Deduction should be accounted for with respect to its unused tax losses and unused Innovation Income Deduction in Belgium.

With respect to the net tax losses of the other entities in the Group no deferred taxes have been recognized in 2020 (2019: K€0; 2018: K€0). The deferred tax liability of K€6,805 as at December 31, 2020 mainly relates to the intangibles that have been recognized in connection with business combinations (ACTech and RSPrint).

Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2020	2019*	2018
Profit (loss) before taxes	(8,221)	4,239	3,452
Income tax at statutory rate of 25% (2019-2018: 29.58%)	2,045	(1,254)	(1,021)
Effect of different local tax rate	529	63	166
Tax adjustments to the previous period	(231)	(367)	80
Non-deductible expenses	(584)	(554)	(1,141)
Research and development tax credits & patent income deduction	375	179	337
Non recognition of deferred tax asset	(723)	(1,579)	(546)
Recognition of deferred tax assets on previous year’s tax losses	—	119	653
Non-taxable income	503	925	606
Use of previous year’s tax losses and tax credits for which no deferred tax assets was recognized	135	—	—
Taxes on other basis	(993)	—	280
Other	(107)	(127)	161
Income tax benefit (expense) as reported in the consolidated income statement	949	(2,595)	(425)

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

23	Earnings per share

Basic earnings per share amounts are calculated by dividing the net profit (loss) for the year attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit (loss) attributable to ordinary equity holder of the parent company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all warrants and the weighted average number of ordinary shares that would be issued on conversion of the convertible debt. If there is a net loss after taxes, the number of diluted shares is equal to the basic shares.

The net profit (loss) for the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended December 31
in 000€	2020	2019*	2018
Net profit (loss) attributable to ordinary equity holders of the parent for basic earnings	(7,124)	1,586	3,027

Interest on convertible bonds	—	50	50
Net profit (loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	(7,124)	1,636	3,077

*	The year 2019 has been restated to reflect the final accounting of the business combination with Engimplan. See additional information in Notes 2 and 4.

The warrants are anti-dilutive as per December 31, 2020 given the net loss for the year. The convertible bond has been converted in shares as per October 9, 2020. We refer to Note 13. The convertible bonds and the warrants are dilutive as per December 31, 2019 and 2018. We refer to Notes 14 and 15 for information on the number of instruments that could potentially be dilutive but which were not considered in the calculation above.

The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31
in 000	2020	2019	2018
Weighted average number of ordinary shares for basic earnings per share	53,364	52,915	49,806
Effect of dilution:
Share options	—	563	382
Convertible loan	—	509	509
Weighted average number of ordinary shares adjusted for effect of dilution	53,364	53,987	50,697

The earnings per share are as follows:

	For the year ended December 31
	2020	2019	2018
Earnings per share attributable to the owners of the parent
Basic	(0.13)	0.03	0.06
Diluted	(0.13)	0.03	0.06

24	Commitments and contingent liabilities

Operating lease commitments

The Group had operating lease commitments mainly related to cars and equipment until 2018 which were recognized on the balance sheet as of January 1, 2019 following the adoption of IFRS 16.

	As of December 31,
in 000€	2020	2019	2018
Within one year	—	—	2,053
Between one and three years	—	—	2,302
Between four and five years	—	—	785
More than five years	—	—	302
Total	—	—	5,442

The total lease payments, which relate to low-value and short term lease as per IFRS 16 for which the exemption was applied as of January 1st, 2019, recognized in the consolidated income statement are K€554 in 2020 (2019: K€725). The total lease payments for 2018 amounted to K€2,956, prior to the adoption of IFRS 16 as from January 1, 2019.

Finance lease commitments (only applicable to 2018)

The Group has finance leases for the building and various other items of plant and equipment. Future minimum lease payments under finance lease with the present value of the net minimum lease payments are as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
in 000€	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	—	—	—	—	2,876	2,829
Between one and three years	—	—	—	—	3,398	3,236
Between four and five years	—	—	—	—	655	604
More than five years	—	—	—	—	149	140
Total	—	—	—	—	7,078	6,809
Less finance charges	—	—	—	—	(269)	—
Present value of minimum lease payments	—	—	—	—	6,809	6,809

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction) is K€27,638 (2019: K€29,154; 2018: K€30,853). The total outstanding mortgages and pledges are K€105,610 in 2020 (2019: K€77,849; 2018: K€21,142).

Included in the above, the Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€69,300 in 2020 (2019: K€36,992; 2018: K€70,300) and pledges on other fixed assets for a total amount of K€3,290 (2019: K€3,301; 2018: K€21,142).

Other commitments

The Group has outstanding non-cancellable contracts with a future commitment of K€6,384 at December 31, 2020 (2019: K€11,640; 2018: K€6,383), mainly related to purchase commitment for raw materials. For property, plant & equipment, we have no committed expenditures as per December 31, 2020 (2019: K€0; 2018: K€0).

Contingent liabilities

The Group is currently involved in a legal proceeding with Dentsply Implants NV regarding the alleged wrongful termination of a supply agreement we entered into with Dentsply Implants NV in 2010. The court of first instance ruled in favor of Dentsply Implants NV that Materialise has wrongfully terminated the relationship. Materialise has appealed this decision before the court pronounced on the monetary damages. The amount of damages which Dentsply Implants NV is claiming is € 2.7 million. While Materialise is confident that the first instance decision will be overruled, Materialise believes that, in the event that the first instance decision would be confirmed, the amount of monetary damages that Materialise would be exposed to will not have a material adverse effect on our business, financial position or results of operations.

Apart from the case set out below, the Group is currently not a party to any other legal or arbitration proceedings, which, in the opinion of the management, is likely to have or could reasonably possibly have a material adverse effect on the business, financial position or results of operations. As a result management concluded that no provision is required.

In addition, on May 6, 2020, we received a written notice and request for indemnification from Zimmer Biomet, which had been named as a defendant in a patent infringement suit filed by Osteoplastics, LLC on March 20, 2020 in the United States District Court for the District of Delaware. Zimmer Biomet based its request for indemnification on the terms of its license and distribution agreement with us. The complaint alleges infringement by Zimmer Biomet of four U.S. patents. The allegedly infringing products include certain instruments allegedly manufactured with certain of our software. The litigation is currently in the early stages of discovery and the case is scheduled for trial in October 2022. We have entered into a cost-sharing agreement with Zimmer Biomet pursuant to which we have exercised our right to assume and control the defense of the action related to the products covered by our indemnity obligations. We have also filed petitions requesting a review of the patents asserted by Osteoplastics by the U.S. Patent and Trademark Office, as well as other patents asserted by Osteoplastics in certain other actions brought against third party defendants. We believe there are meritorious defenses to the complaint and intend to contest it vigorously. However, an adverse resolution of this litigation could have an adverse effect on our results of operations, financial condition or cash flows in the period in which the litigation is resolved. No amounts have been accrued for this loss contingency.

25  Risks

The Group is mainly exposed to liquidity risk, interest rate risk and credit risk.

Foreign exchange risk

The Group transacts business globally and is subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which it sells its products and services are generally not considered to be highly inflationary. In the years ended December 31, 2020, 2019 and 2018, 35%, 29% and 30% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

The Group has primarily exposure to the USD, GBP, BRL, PLN and JPY as foreign currency. The exposure on MYR and CZK is limited. There is only a limited portion of turnover in local currency

If the USD (rate for K€0 EUR) would have appreciated by 10%, the net result would have been K€1,854 higher, excluding the effect of the cash and term accounts held in USD. If the USD (rate for K€0 EUR) would have depreciated by 10%, the net result would have been K€1,686 lower, excluding the effect of the cash and term accounts held in USD.

To limit the exposure to foreign currency rate fluctuations on GBP and JPY, the Group has entered into currency rate swaps as of 2017. As of December 31, 2020 the Group had hedge agreements in place for KGBP700 and million JPY 75 . We refer to note 20 for the related fair value of these derivatives.

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. The Group has no longer undrawn lines of credit at December 31, 2020 (2019: K€0; 2018: K€26,040).

On December 20, 2017, the European Investment Bank (EIB) and Materialise entered into a finance contract to support Materialise’s ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to € 35.0 million drawable in two tranches. The first tranche could not exceed € 25.0 million and could be drawn during the first year of the contract. The Group actually has drawn € 10.0 million of this first tranche in the course of 2018. The second tranche of € 25.0 million was drawn in July 2019. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The interest rate for the first tranche is initially equal to 2.4% . The interest rate for the second tranche is initially 2.72% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.

The range of contracted obligations are as follows (incl. interests) :

in 000€	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2020
Loans & borrowings	15,335	36,819	34,928	23,565	110,647
Lease liabilities	3,831	4,850	1,570	1,420	11,671
Trade payables	17,698	—	—	—	17,698
Other current liabilities and advances received	3,798	—	—	—	3,798
Total	40,662	41,669	36,498	24,985	143,814

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2019
Loans & borrowings	14,300	33,034	41,672	34,447	123,453
Lease liabilities	3,685	4,907	1,040	720	10,352
Trade payables	18,517	—	—	—	18,517
Other current liabilities	4,063	—	—	—	4,063
Total	40,565	37,941	42,712	35,167	156,385

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2018
Loans & borrowings	14,491	42,100	33,636	23,870	114,097
Trade payables	18,667	—	—	—	18,667
Other current liabilities	2,267	—	—	—	2,267
Total	35,425	42,100	33,636	23,870	135,031

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

in 000€	Total	Non-due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 181 days
December 31, 2020	30,871	25,707	3,176	858	423	327	380
December 31, 2019	40,977	31,528	4,924	2,094	733	981	717
December 31, 2018	36,891	26,208	5,395	1,479	931	1,512	1,366

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2020, 2019 and 2018.

26	Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the year ended December 31
in 000€	2020	2019	2018
Short-term employee benefits	2,302	2,394	2,334
Post-employment benefits	93	85	80
Total	2,395	2,479	2,414
Warrants granted	—	—	—
Warrants outstanding	108,905	359,266	557,935

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members). In the year ending December 31, 2020 the compensation to key management by means of share based payments amounts to K€37.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Depreciation	Interest expense	Right-of-Use Assets	Receivables	Lease liabilities	Other liabilities
Non-executive directors of the Group
2020	—	85	—	28	—	—	—	—
2019	—	128	—	37	—	—	—	1,053
2018	—	123	—	51	—	—	—	1,038
Shareholders of the Group
2020	—	2	—	7	—	29	—	158
2019	—	113	—	9	—	—	—	131
2018	—	123	—	10	—	—	—	261
Joint ventures
2020	419	—	—	—	—	—	—	—
2019	1,431	—	—	—	—	1,279	—	—
2018	1,156	241	—	—	—	1,281	—	22
Non-controlling interests
2020	—	—	—	—	—	—	—	—
2019	—	—	26	9	617	—	652	—
2018	—	—	—	—	—	—	—	—

Related party – Lunebeke NV / Ailanthus NV

Lunebeke NV is owned by a shareholder and director of the Group and was established on December 29, 2020 following a partial demerger of Ailanthus NV (a former related party of the Group that merged with Materialise NV subsequent to the partial demerger as explained in Note 13). The activities taken over by Lunebeke NV through the partial demerger of Ailanthus NV were taken over from Ailanthus NV with retro-active effect as of October 1st, 2020. The Group rents apartments on a regular basis from Lunebeke NV (Ailanthus NV up to September 30th, 2020) in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. Due to Covid, the total amount paid to Lunebeke NV (Ailanthus up to September 30th, 2020) for rent in 2020 was K€0 (2019: K€113; 2018: K€123).

Related party – Ex-shareholders of Engimplan (non-controlling interest)

The subsidiary Engimplan rents the office and production building from its ex-shareholders for an initial term of 10 years, with an extension option for an additional 10 years (assessed not to be reasonably certain to be exercised). The monthly lease payment amount to K€7. The lease has been accounted for under IFRS 16 resulting in a lease liability at December 31, 2020 of K€414.

Related party – Convertible debt

The Group has issued on October 28, 2013 1,000 convertible bonds for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management. On October 9, 2020, all these convertible bonds were converted in 509,904 shares as explained in Note 13.

Joint ventures

As explained in Note 4, the Group executed a share purchase agreement dated November 9, 2020 and acquired the remaining 50% of the shares of RS Print Powered By Materialise (referred to as “RS Print”). Before this transaction, Materialise NV already had a 50% interest in RS Print.

27	Events subsequent to the statement of financial position date

Impact of coronavirus

As of the date of this report, we are unable to predict the duration and severity of the spread of the coronavirus and the political and economic responses thereto and, as a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity during 2021 and beyond.

Link3D

On April 9, 2021 Materialise entered into a call option agreement to acquire 100% of equity interests of US based Link3D Inc., an additive workflow and manufacturing execution systems (MES) company. An acquisition would extend Materialise’s ability to help companies gain control of their manufacturing floor as they scale up their additive manufacturing (AM) capability into volume production and would allow Materialise to accelerate its roadmap to offer cloud-based access to its integrated software platform. An acquisition would also broaden Materialise’s industrial customer base across North America, Europe and Asia Pacific, and offer Link3D customers a seamless connection to Materialise’s Magics 3D print suite.

Under the terms of the agreement, the call option purchase price amounts to US$ 2 million. The call option can be exercised during the month of November of 2021. The call option exercise price in exchange for the 100% of the Link3D equity interests, equals the maximum amount of US$ 33.50 million against which the call option purchase price of US$ 2 million will be credited. In case Materialise elects not to exercise the call option, the option purchase price is not reimbursable.

On February 4, 2021 Materialise and Link3D entered into a Working Capital Loan Agreement pursuant to which Materialise loaned an aggregated amount of US$ 0.7 million to Link3D in the first quarter of 2021.

Simultaneously, to the call option agreement, Materialise and Link3D entered in an interim loan agreement, allowing Link3D to borrow additional funds up to US$ 1.8 million.

Ditto

Materialise holds convertible note receivables versus Ditto, a US based developer of virtual eyewear try-on platforms, which was announced in September 2020. We collaborate with Ditto to advance the digital transformation in the eyewear industry. In the frame of this collaboration, we have granted a convertible loan facility, carrying a capitalizing interest of 8%, to Ditto as disclosed under Note 10, of which Ditto drew K€ 2,892 as of December 31, 2020.

Because the business objectives that were defined as a condition for Ditto to continue to draw under the facility no longer met in 2021, we decided in April 2021 to only extend a portion of the remaining amount that was available under the credit facility to Ditto. We estimate that, as a result of the combination of the lower than forecasted revenues and the unavailability of the remaining credit facility, Ditto may need additional funding to finance its operations and we currently have no clear visibility as to whether Ditto will be able to access such additional financing. As a result, uncertainty has arisen about Ditto’s capacity to reimburse the loan according to the terms of our agreement with them. Therefore, an impairment has been accounted for in the course of 2021 on our outstanding loan to Ditto including capitalized interest and 2021 fundings for a total amount of K€ 3,790. The amount includes the traches granted as per April 8, 2021. This impairment from an accounting perspective does not impact our continuing belief in the technology platform that Ditto has built and in the potential of the collaboration between Ditto and Materialise.

28	Overview of consolidated entities

Name	Country of incorporation	% equity interest*
		2020	2019	2018
Materialise NV	Belgium	100%	100%	100%
Materialise France SAS	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%
Materialise Czech Republic SRO	Czech Republic	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%
Materialise UK Limited	United Kingdom	100%	100%	100%
OBL SAS	France	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%
Materialise Malaysia SDN. Bhd.	Malaysia	100%	100%	100%
Materialise Ukraine LLC	Ukraine	100%	100%	100%
RapidFit NV	Belgium	83%	83%	83%
Meridian Technique Limited	United Kingdom	100%	100%	100%
OrthoView Holdings Limited	United Kingdom	100%	100%	100%
Materialise SA	Poland	100%	100%	100%
Materialise Colombia SAS	Colombia	100%	100%	100%
RSPRINT powered by Materialise NV	Belgium	100%	50%	50%
Materialise Shanghai Co.Ltd	China	100%	100%	100%
Engimplan Engenharia de Implante Industria & Comércio Ltda	Brazil	100%	75%	—
Engimplan Holding Ltda	Brazil	100%	100%	—
Materialise Limited	South-Korea	100%	—	—
Materialise Australia PTY Ltd	Australia	100%	100%	100%
Materialise S.R.L.	Italy	100%	100%	100%
ACTech GmbH	Germany	100%	100%	100%
ACTech Holding GmbH	Germany	100%	100%	100%
ACTech, Inc	United States	100%	100%	100%

*	The overview provides the equity interest held as of 31 December of each respective year.

Materialise Limited (South Korea) was newly established October 30th, 2020.

For increasing equity share in RS Print and Engimplan, we refer to Note 4.

The entities Materialise GmbH, Gilching, Germany, ACTech Holding GmbH, Freiberg / Saxony, Germany and ACTech GmbH, Freiberg / Saxony, Germany, have taken advantage of the exemption regulations of § 264 (3) HGB (German Commercial Code) for the financial year ending December 31, 2019 and December 31, 2020.

29	Non-GAAP Measures

EBITDA and Adjusted EBITDA is used in the Note 21 Segments as one of the basis of the Segments performance measurement. We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. Adjusted EBITDA is determined by adding back share-based compensation expenses, acquisition-related expenses of business combinations, impairments and fair value remeasurements due to business combinations to EBITDA.