Form 20-F
period 2021-12-31
MATERIALISE NV
filed 2022-05-02
CIK 1091223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share, no nominal value per share	MTLS	The Nasdaq Stock Market LLC
Ordinary Shares, no nominal value per share *		The Nasdaq Stock Market LLC

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021 was: 59,063,521 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Except as otherwise required by the context, references to (i) “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries, (ii) “ACTech” are to ACTech Holding GmbH and its subsidiaries, which we acquired in 2017, (iii) “Engimplan” are to Engimplan Engenharia De Implante Indústria E Comércio Ltda., in which we acquired a controlling interest in 2019 and in which we acquired the remaining interest in 2020, making us Engimplan’s sole shareholder (through our Brazilian subsidiary), (iv) “Materialise Motion” are to Materialise Motion NV, a joint venture we established in 2014 under the name “RSPrint Powered by Materialise” NV and in which we acquired the remaining interest in 2020, together with substantially all of the assets of RSScan International NV, or RS Scan, making us Materialise Motion’s sole shareholder, and (v) “Link3D” are to Link3D Inc., which we acquired an option to buy in 2021, which we exercised in 2022.
Our trademark portfolio contained 185 registered trademarks and 1 pending trademark application as of December 31, 2021. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the
®
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
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This annual report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us. In particular, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements, we discuss, based on our current assessment of the ongoing coronavirus disease 2019, or COVID-19, pandemic and the current armed conflict in Ukraine, how our business, results of operations, and financial condition could be impacted during the year 2021 and beyond.
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
Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

•	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;

•	fluctuations in our revenue and results of operations;

•	impacts on our business, financial conditions and results of operations from the current armed conflict in Ukraine;

•	impacts on our business, financial condition and results of operations from the current global health crisis related to the COVID-19 pandemic;

•	our ability to operate in a highly competitive and rapidly changing industry;

•	our ability to adequately increase demand for our products and services;

•	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties;

•	our ability to integrate acquired businesses or technologies effectively;

•	our dependence upon sales to certain industries;

•	our relationships with suppliers;

•	our ability to attract and retain employees and contractors;

•	any disruptions to our service center operations, including by accidents, warfare, natural disasters or otherwise;

•	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

•	our ability to adequately protect our intellectual property and proprietary technology;

•	our international operations;

•	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and

•	other risk factors as set forth under “Item 3. Key Information – D. Risk Factors.”
Any forward-looking statements that we make in this annual report speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the U.S. Securities and Exchange Commission, or the SEC, after the date of this annual report. See “Item 10. Additional Information – H. Documents on Display.”
You should also read carefully the factors described in “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
Risks Relating to the
COVID-19
Pandemic

•
The ongoing COVID-19 global health crisis adversely impacted our business and results of operations in 2021 and may continue to have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

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

•
We depend on the knowledge and skills of key personnel throughout our entire organization, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.

•	We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.

•	As a result of the armed conflict in Ukraine, we have ceased our operations in our office in Kyiv.

•	Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

•	We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.

•
We may enter into collaborations,
in-licensing
arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.

•	Failure to comply with applicable anti-corruption and trade sanctions legislation could result in fines, criminal penalties and an adverse effect on our business.

•	Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.

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

Risks Related to Our Materialise Medical Segment and Regulatory Environment

•	Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

Risks Related to Our Intellectual Property

•	If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

•	We cannot predict the outcome of an arbitration proceeding in which we are involved.
Risks Related to the American Depositary Shares (ADSs)

•
We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors.

Risks Relating to the
COVID-19
Pandemic
The ongoing COVID-19 global health crisis adversely impacted our business and results of operations in 2021 and may continue to have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.
The worldwide COVID-19 pandemic has negatively impacted the global, U.S. and E.U. economies, disrupted consumer spending and global supply chains, and created significant volatility and disruption of labor and financial markets since the first quarter of 2020. In response to the ongoing COVID-19 pandemic, governments worldwide have, at various times, closed business, restricted travel, implemented emergency quarantines, imposed social distancing measures and adopted testing and vaccine mandates, and businesses and individuals have reduced travel, cancelled meetings and events and implemented work-from-home policies, which have caused significant disruption to the global economy and normal business operations. The ongoing COVID-19 pandemic may continue have broader macroeconomic implications, including a decrease in or halt to economic growth, the effects of which could be long lasting.
In an effort to protect the health and safety of employees, we, and many of our customers, partners, suppliers and other counterparties, currently require that employees work, at least partially, from home and restrict travel as much as possible, which affects, among other things, our and their ability to engage in production and research and development activities, to attend industry events and to engage in commercial visits. In particular, during the first half of 2021, the economic downturn resulting from the COVID-19 pandemic caused a significant reduction in demand for services, production and investments, and affected our global operations negatively. In the event we or our customers, partners, suppliers and other counterparties continue to maintain, expand or re-introduce
all or certain of these restrictions and measures, we may suffer further disruptions to business operations, including the closure of manufacturing facilities, warehouses and logistics supply chains worldwide. Furthermore, the COVID-19 and the responses thereto could have a range of other effects on us. For example, the implementation of business continuity plans in a fast-moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses) and increase our vulnerability to information technology and other systems disruptions.
In particular, during the first half of 2021, the ongoing COVID-19 pandemic negatively affected the results of operations in our Materialise Software and Materialise Manufacturing segments. As of the date of this report, we are unable to predict the duration and severity of the ongoing COVID-19 pandemic and the political and economic responses thereto and, as a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity during 2022 and beyond. The COVID-19 pandemic and related responses have and may continue to evolve, making their impact highly uncertain, and are subject to many factors beyond our control, such as the outbreak of new variants of the virus, the speed of contagion, the implementation of effective preventative and containment measures, the impact of the existing or future vaccination programs and the development of other effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions, and reactions and responses of the public. In particular, although we have included under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements a discussion, based on our current assessment of the
COVID-19
pandemic, of how our business, results of operations, and financial condition could be impacted during the year 2022, this discussion should be considered as highly uncertain. While we expect we will continue to suffer adverse effects, the more severe the outbreak is and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.
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
Our present or future software, products and services could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors, by other technologies or by new customer needs. Our ability to remain competitive will depend, in large part, on our ability to enhance and adapt our current software, product and services to developments in technologies and to new and changing customer needs (in particular in relation to the manufacturing of end parts and the offering of cloud-based software solutions). We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products, services and technologies. However, there can be no assurance that we will be able to:

•	maintain and enhance the market share of our current products, services and technologies;

•	enhance our existing product, services and technologies;

•
develop new products, services and technologies that address the increasingly sophisticated and varied needs of prospective end-users
(including in the emerging market of using additive manufacturing for end parts instead of prototypes and the trend of offering more cloud-enabled software solutions);

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;

•	adequately protect our intellectual property as we develop new products, services and technologies and anticipate intellectual property claims from third parties; or

•	integrate the product portfolio of Link3D into our own product portfolio.

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
In the Materialise Software segment, the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. Additionally, there are certain open-source software applications that are being offered free of charge or for a nominal fee that can place additional competitive pressure on us. 3D printer manufacturers, which closely work with their customers, may also successfully bundle their own software solutions with their equipment, which may make our independent software solutions obsolete. In addition, companies that have greater financial, technical, sales and marketing and other resources, including market leaders with significant in-house
capacities in software development, or existing computer-aided design, or CAD, or computer-aided manufacturing, or CAM, or manufacturing execution system, or MES, software providers, are entering the additive manufacturing market and may very rapidly gain a significant share of the markets that we target (including through the acquisition of startup and scale-up
companies that are active in the development and sale of additive manufacturing software tools).
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
Our strategy includes entering into collaborations with our customers in certain large-scale markets and leveraging these collaborations to enter into other underserved specialty markets. In the medical market, we have entered into collaborations with DePuy Synthes Companies of Johnson & Johnson, or DePuy Synthes, and Zimmer Biomet Holdings, Inc., or Zimmer Biomet, as well as with Encore Medical, L.P. (d/b/a DJO Surgical), or DJO Surgical, Limacorporate Spa, or Lima, Mathys AG, or Mathys (which is now part of the same group as DJO Surgical), Smith & Nephew Inc., or Smith & Nephew, Corin Ltd, or Corin, Medtronic Inc., or Medtronic, and Abbott Laboratories Inc., or Abbott. Increased adoption of our software, products and services, especially in potentially high-growth specialty markets, will depend in part on our current and future collaborators’ willingness to continue to adopt our additive manufacturing solutions in their markets and on our ability to continue to collaborate with these and other players. Certain of our customers that have initially relied on our 3D printing software and services have announced their intention to bring their 3D printing operations in-house
and enter the market themselves, and other customers may also do so in the future as they gain experience and as 3D printing technology gains strategic importance, thus denying us continued access to their distribution channels. In addition, a change of control of any of our collaboration partners may negatively impact our relationship. If we are not able to maintain our existing collaborations and develop new collaborative relationships, our foothold in larger markets and expansion into potentially high-growth specialty markets could be harmed significantly.

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
Fluctuations in our results of operations and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this annual report:

•	our ability to continue, renew or replace relationships with key customers;

•	the degree of market acceptance of our software and our products;

•	the mix of software, products and services that we sell during any period, as well as the mix of the various markets in which we make sales during said periods;

•	a decline in new or renewed periodic licenses or maintenance contracts;

•	delays in the introduction of new features;

•	the entry of new competitors into our market;

•	the development and degree of market acceptance of new competitive systems or processes by others;

•	changes in our pricing policies or those of our competitors, including our responses to price competition;

•	changes in the amount we spend in our marketing and other efforts;

•	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

•	the amounts we spend on, and the success rate of, our research and development activities;

•	changes in the regulatory environment, including changes in regulatory laws and regulations and the interpretation thereof, applicable to our software programs, products or services;

•	delays in obtaining regulatory approval for our products, services or software programs;

•	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

•
general economic and industry conditions that affect
end-user
demand and
end-user
levels of product design and manufacturing, including the adverse effects of global economic uncertainties such as the global economic uncertainty related to the ongoing COVID-19 pandemic or the armed conflict in Ukraine; and

•	changes in accounting rules and tax laws.
Inflation might have an adverse effect on our results.
From a macro-economic perspective, prior to 2021, inflation had remained well under control. However, inflation and labor expenses have risen rapidly over the course of 2021, both inside and outside the Eurozone, and have continued to increase in 2022. We believe it will be challenging to keep sales prices for our products and services aligned with increasing salaries in general (and in Belgium in particular, where salaries are indexed to inflation increases by law) as well as increasing costs of materials, energy and services, and capital expenditures. We have taken and are continuing to take action to mitigate the effects of inflation. There is no guarantee that any actions we take to manage inflation or increased labor costs will mitigate the adverse impact that rising inflation and increased labor costs could have on our results of operations, financial condition or cash flows.
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
Our revenue from products is currently relatively concentrated in the industrial and medical industries, and particularly in the automotive and orthopedic/cranio-maxillofacial segments within such industries, respectively, and we expect additional growth to come from certain other specific markets, such as the aerospace, eyewear and footwear markets. To the extent any of these industries experience, or continue to experience, a downturn, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our 3D printing software, products and services, it may adversely affect our results of operations.
If our relationships with suppliers, including with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.
We purchase consumables and other components that are used in our production from third party suppliers. We currently use only a limited number of suppliers for several of the raw materials that we use for our printing activities. Our reliance on a limited number of vendors involves a number of risks, including:

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
We offer most of our current software products through
on-premises
licensing (either on a perpetual or annual basis). We believe the industrial software market is evolving to SaaS (Software as a Service) and other cloud-based models of software deployment where software providers typically license their applications to customers for use as a service on demand through web browser technologies. While we are deploying an increasing number of cloud-enabled platform components, and are in the process of integrating the recently acquired Link3D platform into a unified additive manufacturing platform to offer our software products either by means of a SaaS or a cloud-based subscription model, there is no guarantee that we will be able to complete this integration successfully or in a timely manner or that our platform will be adopted by customers over other platforms.
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
Furthermore, any SaaS or cloud-based software products we offer may reside upon and be hosted by third party providers. A security breach, whether of our products, of our customers’ network security and systems or of third party hosting services, could disrupt access to our customers’ stored information and could lead to the loss of, damage to or public disclosure of our customers’ stored information.

We depend on the knowledge and skills of key personnel throughout our entire organization, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.
Our success depends upon the continued service and performance of key personnel at all levels within our organization, including machine operators, engineers, designers, software developers, salespeople, product managers and senior management, and our ability to identify, hire, develop, motivate and retain qualified personnel in the future. Competition for key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not realize returns on these investments. The loss of the services of key personnel could prevent or delay the implementation and completion of our strategic objectives, could divert management’s attention to seeking certain qualified replacements or could adversely affect our ability to manage our company effectively. Each member of our personnel may resign at any time. Only some of the members of our personnel are subject to non-competition
agreements, which may also be difficult to enforce. Accordingly, the adverse effect resulting from the loss of certain member of our key personnel could be compounded by our inability to prevent them from competing with us. We do not carry key-man
insurance on any member of our senior management team or other key personnel. If we lose the ability to hire and retain key executives and employees with a diversity and high level of skills in appropriate domains (such as research and development and sales), it could have a material adverse impact on our business activities and results of operations.
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

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.
We face significant operational risks as a result of doing business internationally, including, among others:

•	fluctuations in foreign currency exchange rates;

•	potentially longer sales and payment cycles;

•	potentially greater difficulties in collecting accounts receivable;

•	potentially adverse tax consequences, including liabilities imposed from inconsistent enforcement;

•	challenges in providing solutions across a significant distance, in different languages and among different cultures;

•	the impact of global public health crises, such as the ongoing impact of the COVID-19 pandemic on almost all large economies worldwide;

•	transportation delays;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in staffing and managing foreign operations, particularly in new geographic locations;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

•	expropriation or nationalization of property;

•
rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism or pandemics, epidemics and other similar outbreaks or events, such as the armed conflict in Ukraine;

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
We maintain an important software research and development and engineering center in Malaysia. In Malaysia, the government may exercise substantial control over certain sectors of the economy through regulation and state ownership. Changes in the laws and regulations of Malaysia, or in their interpretation or enforcement, including with respect to operations such as ours, which rely to a large extent on local private entrepreneurs, may significantly impact our activities in Malaysia, which would limit our future growth and adversely affect our results of operations.
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
As a result of the armed conflict in Ukraine, we have ceased our operations in our office in Kyiv.
We historically have maintained an office in Kyiv, Ukraine from which we provided internal medical and software development services and supporting activities for our global operations. On February 24, 2022, the Russian Federation invaded Ukraine and, as a result, our operations in Kyiv have come to a standstill.
While some of our personnel have remained in Kyiv, most have fled the city, either to other parts of Ukraine or to Ukraine’s neighboring countries, with many of our personnel relocating to our office in Wroclaw, Poland. As of the date of this report, although most of our personnel continue working for us, either from our Wroclaw office or remotely, others remain unable to perform their work. Despite our initiating an intense relocation and support program, it is impossible to determine how much of our Ukrainian workforce will be able or willing to continue working for us. Furthermore, we have incurred and will continue to incur expenses related to these relocation and support efforts, the extent of which we cannot estimate.

The cessation of our Kyiv office’s operations impacts the services that we provide to customers globally, and has necessitated a recalibration of the development timelines of certain of our software products. In addition, although only a small percentage of our historical revenues was generated in Russia, we expect that the trade sanctions that have been imposed against Russia by, among others, the United States and the European Union, will have an impact on our sales.
As of the date of this report, we are unable to predict how the armed conflict in Ukraine will evolve and what the political and economic repercussions will be. As a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity. In particular, although we have included under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements a discussion, based on our current assessment of the armed conflict in Ukraine, of how our business, results of operations, and financial condition could be impacted during the year 2022, this discussion should be considered as highly uncertain. While we expect we will suffer adverse effects, the severity is currently impossible to assess.
Our international operations pose currency risks, which may adversely affect our results of operations and net income.
Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2021, 65% of our revenue was generated, and approximately 75% of our total costs were incurred in euros. As we continue to expand internationally, our exposure to currency risks will increase. Historically, although we seek to monitor the ratio of revenues to expenses in certain foreign currencies, we have not managed all our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.
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
In the ordinary course of our business, we may enter into collaborations, in-licensing
arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or services and to pursue new markets. For example, in the Materialise Medical segment, we have collaborations with leading medical device companies and academic institutions for the development and distribution of our surgical planning software, services, and products, including with DePuy Synthes, Zimmer Biomet, DJO Surgical, Lima, Medtronic, Abbott, Corin, Mathys and the University of Michigan. Furthermore, in the Materialise Software segment, we have established collaborations with Siemens PLM, or Siemens and, in the Materialise Manufacturing segment, we have established collaborations with HOYA Vision Care Company, or HOYA, PTC Inc., or PTC, and BASF 3D Printing Solutions GmbH. Proposing, negotiating and implementing collaborations, in-licensing
arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not succeed in maintaining, renewing or extending existing collaborations or in identifying, securing, or completing any such new transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products or services that achieve commercial success or result in significant revenue and could be terminated prior to developing any products or services.
Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaboration partners may have economic or business interests or goals that are, or that may become, inconsistent with our economic or business interests or goals. It is possible that conflicts may arise with our current or future collaboration partners, such as conflicts concerning the achievement of performance milestones, or the interpretation of terms under any agreement, such as those related to financial obligations, the ownership or license rights or control of intellectual property developed before or during the collaboration or indemnification. If any conflicts arise with our current or future collaboration partners, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaboration partners or any future collaboration partners devote to our collaboration partners’ or our future products or services. Disputes with our collaboration partners may result in litigation or arbitration that would increase our expenses and divert the attention of our management. For example, we are currently involved in an arbitration dispute with Zimmer Biomet regarding certain alleged indemnification obligations. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products or access to the markets relating to such transaction or arrangement or may need to purchase such rights at a premium.
Failure to comply with applicable anti-corruption and trade sanctions legislation could result in fines, criminal penalties and an adverse effect on our business.
We operate in a number of countries throughout the world and we are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaboration partners may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the Belgian Penal Code, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

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
In addition, during the next few years, we expect to gradually replace a number of our information technology systems with new, cloud-based systems. This transformation is intended to further increase our security and data integrity. Disruptions during the configuration, implementation or operation of, or during the migration to, these new systems may have an impact on our operations and could adversely affect us.
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
We rely on third-party technology, platform, carriers, server and hardware providers and as well as local servers, and a failure of service by these providers or by our local servers could adversely affect our business and reputation.
We use third party cloud providers to host a major part of our servers. If these providers are unable to handle current or higher volumes of use, experiences any interruption in operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with other service providers or assume these hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against our third party hosting providers in the event of a failure of service. A failure or limitation of service or available capacity by our third party hosting providers could adversely affect our business and reputation.

In addition to using third party cloud providers, we have also established local servers and infrastructure in multiple offices, including in Leuven. A failure of these local servers could adversely affect our business and reputation.
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
We have seven 3D printing service centers in Europe, the United States, Brazil and Japan, including our principal 3D printing service center located in Leuven, Belgium. If the operations of these facilities are materially disrupted, whether by fires or other industrial accidents, extreme weather, natural disasters, labor stoppages, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenue on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume providing 3D printing services. Such a disruption could have an adverse effect on our results of operations.
We could experience unforeseen difficulties in building and operating key portions of our 3D printing infrastructure.
We have designed and built our own 3D printing operations, some of the 3D printer platforms in use and other key portions of our technical infrastructure through which we serve our products and services, and we plan to continue to expand the size of our infrastructure through expanding our 3D printing facilities. The infrastructure expansion we may undertake may be complex, and unanticipated delays in the completion of these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our products. In addition, there may be issues related to this infrastructure that are not identified during the design and implementation phases, which may only become evident after we have started to fully utilize the underlying equipment, that could further degrade the user experience or increase our costs.
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
Certain macroeconomic events, such as adverse conditions in the global economy, including with the continuing market disruptions caused by the ongoing COVID-19 pandemic and related responses thereto, the consequences of the armed conflict in Ukraine, and the economic and political challenges facing China, Brazil, the United States, and certain Eurozone countries, could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. These economic developments could affect us in numerous ways, many of which we cannot predict. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, or the effects these disruptions and conditions could have on us.
In addition, political and economic developments could also result in changes to legislation or reformation of government policies, rules and regulations, including in relation to tax and trade. Such changes could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability. For example, on February 24, 2022, the Russian Federation invaded Ukraine, as a result of which immediate severe trade sanctions were issued, in particular by the the United States and the European Union.
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
In the European Union, the General Data Protection Regulation, or the GDPR, was passed on May 24, 2016, and replaced the E.U. Data Protection Directive when it came into force on May 25, 2018. GDPR introduced new data protection requirements in the European Union, unprecedented regulatory risk for non-compliant data
processors and controllers and sizeable penalties for serious breaches—up to €20 million or 4% of global turnover, whichever is higher. The GDPR also significantly expands the territorial reach of existing E.U. data protection and privacy rules. Our business processes have been and continue to be modified in order to incorporate the requirements of the GDPR. In addition, in connection with its withdrawal from the European Union, the United Kingdom implemented the GDPR as of January 1, 2021 (as it existed on December 31, 2020 but subject to certain U.K.-specific amendments), or U.K. GDPR.
In ensuring continued compliance with the E.U. regime, our transfer of any personal data from the European Union to the United States must be done in a manner which satisfies E.U. cross-border data transfer requirements. The
E.U.-U.S.
Privacy Shield, which had been adopted by the United States and the European Union as a framework for protecting the fundamental rights of anyone in the European Union whose personal data is transferred to the United States for commercial purposes, was subsequently invalidated by the European Court of Justice on July 16, 2020 for not meeting E.U. regulatory requirements. We are investigating and undertaking appropriate steps to mitigate the risks caused by the invalidation of the Privacy Shield, including the use and implementation of the standard contractual clauses for the transfer of personal data to third countries as published by the European Commission on June 4, 2021.
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
The laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. For example, to market our medical products within the member states of the European Union, we are required to comply with the European Medical Device Directive. Under the European Medical Device Directive, all medical devices except custom-made and investigational devices must bear the CE mark. To obtain authorization to affix the CE mark to our medical products, a recognized European notified body must assess our quality systems and the product’s conformity to the requirements of the European Medical Device Directive. Recently, this process has been impacted by the general lack of capacity of notified bodies properly designated under the new E.U. Medical Device Regulation, which has become effective on May 26, 2021, as well as difficulties due to the ongoing
COVID-19
pandemic in executing
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
For instance, in 2010, the U.S. Patient Protection and Affordable Care Act, as amended by the U.S. Health Care and Education Reconciliation Act of 2010, or collectively, the PPACA, was enacted, which included, among other things, the following measures: a Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research; reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers, effective March 30, 2013 (referred to as the Physician Sunshine Payment Act); payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013; and an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate. Some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to U.S. judicial and Congressional challenges. Efforts to repeal and replace the PPACA have been ongoing since the 2016 election, but it is unclear if these efforts will be successful. Since January 2017, former President Trump signed Executive Orders and other directives designed to delay, circumvent or loosen the implementation of certain provisions requirements mandated by the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. In addition, as part of the December 2017 Tax Cuts and Jobs Act, the “individual mandate,” which required individuals to purchase insurance, was repealed. Furthermore, in December 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the PPACA is unconstitutional in its entirety because such individual mandate was repealed, although the U.S. District Court Judge and former President Trump, among others, had acknowledged the ruling would have no immediate effect pending appeal. Thus, the full impact of the PPACA, any law repealing or replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation on our business remains unclear.
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
In connection with the enforcement of our intellectual property rights, opposing third parties from obtaining patent rights or disputes related to the validity or alleged infringement of our or third party intellectual property rights, including patent rights, we have been and may in the future be subject or party, directly or indirectly, to claims, negotiations or complex, protracted litigation or arbitration proceedings.
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
Intellectual property disputes, litigation and arbitration, regardless of the merit or resolution, could cause us to incur significant costs in enforcing, or responding to, defending and resolving such claims. In addition, such claims can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, by prohibiting or otherwise impairing our ability to commercialize new or existing products or services and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights, including any such action commenced by us, could limit the scope of our intellectual property rights and the value of the related technology. Third party claims of intellectual property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our sales agents and end-users.
In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third party intellectual property rights for use in our products and services or developing non-infringing
substitute technology. Any of the foregoing developments may have a material adverse effect on our business, financial condition and results of operations.
We cannot predict the outcome of an arbitration proceeding in which we are involved.
On November 15, 2021, we received a written notice from counsel for Zimmer Biomet, informing us of Zimmer Biomet’s decision to file a request for arbitration with the Belgian Centre for Arbitration and Mediation. Zimmer Biomet believes that we have a contractual obligation pursuant to the terms of our collaboration to indemnify Zimmer Biomet for the expenses it incurred as a result of its settlement with Conformis, Inc. of a patent dispute related to certain joint replacement devices. We believe there are meritorious defenses to Zimmer Biomet’s claim and intend to contest it vigorously. However, an adverse resolution of this arbitration could have an adverse effect on our business, financial condition, results of operations and cash flows in the period in which the arbitration is resolved. No amounts have been accrued for this loss contingency.
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
We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets.
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

•
general economic trends and other external factors and events, such as the armed conflict in Ukraine, recessions, interest rates, international currency fluctuations, corruption, political instability and acts of war or terrorism.

Any of these could result in a material decline in the price of the ADSs.
Members of our board of directors and senior management own a significant percentage of our ordinary shares and are able to exert significant influence over matters subject to shareholder approval.
Members of our board of directors and senior management beneficially owned approximately
55.9%
of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of April 22, 2022. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our restated articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our restated articles of association provide that, as long as Wilfried Vancraen, our founder and Chief Executive Officer, Hilde Ingelaere, an Executive Vice President of our company who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.
The dilutive effect of our warrants could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.
Based on outstanding granted warrants, as of December 31, 2021, there were outstanding granted warrants to subscribe for an aggregate of 82,954 ordinary shares at a weighted average exercise price of €8.31 per share. The warrants likely will be exercised if the market price of the ADSs equals or exceeds the applicable exercise price. To the extent such securities are exercised, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.
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
As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2022. There is a risk that we will lose our foreign private issuer status in the future.
We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2021, 1.7% of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
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
Although we have implemented an internal control system and devoted significant resources to internal audit, accounting, IT and other functions to improve our internal control system, our compliance with Section 404 will require that we incur further substantial accounting expenses and continue to expend significant management efforts to further implement and maintain our internal control system. We may not be able to further implement or maintain an effective internal control system or complete our evaluation, testing and any required remediation in a timely fashion. In connection with the preparation of this annual report, during the evaluation and testing process, we identified a material weakness in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2021 (see “Item 15. Controls and Procedures.”). We cannot assure you that we will be able to remedy the material weakness in a timely fashion or at all, or that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weakness and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
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
As a U.S. public company, we are required to establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. In order to establish and maintain this control environment, we have hired accounting and financial personnel and engaged consultants with experience and technical accounting knowledge, but we may need to hire or engage additional personnel and consultants to further our efforts. It is difficult to recruit and retain qualified personnel and consultants, and our operating expenses and operations have been and may continue to be impacted by the costs of their employment or engagement. Further, these efforts may divert management’s attention from their day-to-day
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
We rely on provisions in the Listing Rules of the Nasdaq Stock Market that permit us to follow our home country corporate governance practices with regard to certain aspects of corporate governance. This allows us to follow Belgian corporate law and the Belgian Code of Companies and Associations, which differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Global Select Market. See “Item 16G. Corporate Governance.”

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

Changes in our United States federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.
We do not believe that we, or any of
our non-U.S. subsidiaries,
are controlled foreign corporations (“CFCs”) based upon the ADSs or shares owned directly by U.S. shareholders. However, we or certain of our non-U.S. subsidiaries
may be classified as CFCs depending on the U.S. holdings of certain of our non-U.S. shareholders.
This classification could cause significant and adverse U.S. tax consequences for our U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of us or our non-U.S. subsidiaries
(a “10% U.S. shareholder”) or any person who becomes a 10% U.S. shareholder under the U.S. Federal income tax law applicable to owners of CFCs. Therefore, we would advise our 10% U.S. shareholders (if any) and persons considering becoming 10% U.S. shareholders to consult their tax advisors regarding the U.S. Federal income tax law applicable to owners of CFCs.

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
Materialise NV was incorporated in Belgium on June 28, 1990 as a limited liability company under Belgian company law.
On April 9, 2021, we acquired an option to buy Link3D Inc., which we exercised on November 15, 2021. We closed the acquisition on January 4, 2022. This acquisition was effectuated through our U.S. subsidiary, Materialise USA, LLC. As a result of this transaction, Materialise USA has become the sole shareholder of Link3D. Link3D is an additive workflow and digital manufacturing software company. The acquisition of Link3D is intended to strengthen and accelerate the creation of the Materialise software platform.
On June 22, 2021, together with Zhenyuan (Tianjin) Medical Appliances Technology Co., Ltd., we incorporated a Chinese joint venture with the name Tianjin Zhenyuan Materialise Medical Technology Limited Company. We hold 51% of the shares of this joint venture.
On October 8, 2021, we acquired the remaining 16.66% of the shares in Rapidfit NV, making us Rapidfit’s sole shareholder.
On January 2022, we filed a voluntary application to strike Materialise UK off the UK company register. A notice in this respect was published in The London Gazzette on February 8, 2022. As a result, Materialise UK has been struck off the register and was dissolved on April 26, 2022.
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
Capital Expenditures (Property Plant and Equipment and Intangible Assets)
Our capital expenditures amounted to €11.7 million €17.7 million and €15.7 million for the years ended December 31, 2021, 2020, and 2019, respectively. In 2021, our main capital expenditures were € 1.7 million for our internal digital transformation program, € 1.0 million for the transformation of our platform architecture, € 0.8 million for patents, € 1.6 million for a new building in Germany, € 0.5 million for a new metal factory in the United States and € 2.7 million for new machinery and installations in Belgium, Germany, Poland and the United States. In 2020, our main capital expenditures were €2.8 million for office software, €2.2 million for our internal digital transformation program, €0.7 million for medical projects, €4.9 million for the new building in Germany and €7.1 million for new machinery and installations in Belgium, Germany, Poland, Brazil and the United States.
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
As of December 31, 2021, our team consisted of 2,332 full-time equivalent employees, or FTEs, and fully dedicated consultants. Our portfolio of intellectual property featured 385 patents and 143 pending patent applications as of December 31, 2021. For the year ended December 31, 2021, we generated € 205.5 million of revenue, representing a 21% decrease over the prior year, a net profit of € 13.1 million and Adjusted EBITDA of € 32 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

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
Software Development (Software).
Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. As a result of our continued deployment over the course of 30 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Mimics, have evolved into industry-leading flagship products. We have an established quality management system for the development of our software products that is ISO 9001:2015 certified. We are also ISO 13485:2016 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States.
3D Printing (Hardware).
As a pioneer in the additive manufacturing industry, we have an extensive history of 3D printing millions of parts utilizing a broad array of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group, which operates in an ISO 9001:2015-certified quality management system, in an ISO 13485:2016-certified system for the production of medical devices, and in an EN9100:2016 as well as EASA Part 21G POA certified system for the production of plastic aerospace parts, has its own maintenance and research team that utilizes an in-house
laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment.
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
Our discussion below of the growth opportunities for each of our market segments is based on our medium- and long-term expectations for these segments. In the short term, we expect both the 3D printing industry and our business will be impacted by the ongoing COVID-19 pandemic, although we cannot predict with certainty the impact the pandemic will have. For more information, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information” below.
Our Materialise Software Segment
In our Materialise Software segment, we offer proprietary software worldwide through programs and platforms that enable companies to set up efficient, reliable and sustainable 3D printing production. Our software supports 3D printing service bureaus both large and small that are producing a variety of parts for their customers and addresses the needs of large corporations producing at volume, either through significant serial manufacturing or mass customization. In all of these environments, we believe our software enables both operational excellence and flexibility. We work directly with many 3D printing machine manufacturers to enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of industrial 3D printers, and various software applications and capturing technologies, including CAD/CAM packages and 3D scanners, by enabling data preparation and process planning and execution. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, such as Sindoh Co. Ltd., EOS GmbH, Essentium Inc., HP Inc., The ExOne Company, Renishaw PLC, SLM Solutions Group AG, Stratasys Ltd., Trumpf GmbH & Co. KG, Uniontech Corporation, Desktop Metal and Voxeljet AG. In addition, we have entered into partnership agreements with leading CAD, CAM and product lifecycle management, or PLM, companies such as Siemens, HCL Technologies Ltd., or HCL, and PTC, for the integration of our additive manufacturing technology into Siemens’ NX software, HCL’s CAMworks, and PTC’s Creo software. This enables the streamlining of the design to manufacturing process for products being produced using additive manufacturing. We offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with many 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who can benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems of OEMs.

As of December 31, 2021, our Materialise Software segment had a team of approximately 281 FTEs and fully dedicated consultants, with approximately 37.4% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.
On January 4, 2022, we completed the acquisition of Link3D and began the integration of Link3D into our Materialise Software segment. The completion of this integration will allow us to expedite the realization of our plans for a cloud-based platform.
Business Model.
We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts, hardware controller sales for our Materialise Controllers and custom software development services. Additionally, we offer consultancy and training services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. In addition, we also announced a number of cloud-based solutions that were released in 2021 or are scheduled to be released in 2022. Making use of, among others, the cloud-based platform that has been developed by Link3D, we are significantly accelerating the migration of our software solutions to the cloud, which we intend to offer along with our license-based solutions. We charge our custom software development services either on a time and material or on a fixed-cost basis. For the years ended December 31, 2021, 2020 and 2019, our Materialise Software segment generated revenue of € 42.9 million, € 39.1 million, € 41.7 million, respectively 20.9%, 22.9%, 21.2% of our total revenue.
Software Products.
We have a diversified portfolio comprised of software applications addressing different 3D printing market opportunities. Our decades of experience in the additive manufacturing industry are reflected in the sophisticated 3D printing software and business management tools we provide for our customers. We believe that each of our software applications is, or has the potential of becoming, one of the leading technologies in its domain. We believe that our neutral platform approach positions our software to drive greater innovation and choice across the 3D printer software ecosystem, and provides 3D printer users with more powerful and flexible printing capabilities.
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

Our Magics platform is enhanced with modules that further expand functionality and utility for our customers. For instance, the Magics Import Module plays an important role in efficiently moving CAD designs through to manufactured products by importing nearly all standard CAD formats into Magics. The Magics Structures Module was designed to help customers to reduce weight and material usage in their designs. We also have developed logistical modules such as the Magics SG Module, which offers tools for support structure design during the 3D printing process, and the Magics Sintermodule, which offers solutions for automated part nesting, protecting small and fragile parts and locating them after building. The Magics Simulation Module enables our users to simulate the build process virtually, and optimizes the build preparation based on the results of such simulation, thus reducing build failures and improving the results.
In addition to offering
state-of-the-art
data preparation functionality to our users, our Magics platform also focuses on automation and other productivity improvements and brings interconnectivity to machines and enterprise software platforms.
Further, we recently won the 2021 3DPrinting Industry’s “Software Tool or Company of the Year” award for our Magics software.
Specific versions of the Magics application were also brought to the market by us, including Magics Essentials (an entry-level package offering premium data preparation functionality), Magics Print (combining the most important build preparation tools and straightforward build file generation technology) and MiniMagics/MiniMagicsPro (providing viewing, communication and quoting solutions for our customers working in data preparation, or in quoting and quality control teams). Users of Magics Essentials and Magics Print can upgrade to our expert Materialise Magics platform if they want the full data and build preparation functionality at their disposal in one package.

•
Link3D.
Link3D is an additive workflow and digital manufacturing software platform that supports customers in major manufacturing industries to scale and integrate their additive manufacturing operations across complex supply chains and IT environments. The Link3D platform provides a suite of applications that are instrumental to organizations scaling their additive manufacturing capability. These solutions enable organizations to plan, manage, and optimize their operations. The platform includes centralized order management, quoting & costing, production planning, production scheduling, postproduction management, quality management and manufacturing analytics.

•
Streamics.
Complementary with Magics is our Streamics product, which is a central additive manufacturing logistics and control system that links operators, 3D printers (including those from various OEMs and based on different technologies), processes, materials and shipment flows together to improve customer service and save time and money. Streamics provides a user-friendly, server-based system, which centralizes our customers’ project data and makes it easier to collaborate among team members and communicate with customers. The configurable modules are designed to facilitate communication, support the organization and execution of data preparation, plan machine capacity, and guide post-processing steps, allowing additive manufacturing teams to quickly adapt to business and market changes. Gradually, Streamics functionality will be migrated to the Link3D platform, and as this happens, a transition plan will be set up to migrate existing Streamics customers to the Link3D platform over the coming years. In the meantime, we will continue to maintain and support Streamics and its customers.

•
3-maticSTL.
3-maticSTL
is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing
and forward engineering directly to standard additive manufacturing STL files. Using Materialise consultancy services, targeted design automation solutions can be created for specific workflows.

•
Build Processors.
We work in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. Our build processors automatically translate the 3D model data into layer data to provide sliced geometry and can link the latter with the appropriate build parameters to feed the machine control software. Another key benefit of our build processors is that they allow for a two-way
communication between Magics and 3D printers. We also develop the metal build processors in Materialise Bremen and as a consequence we are able to cover a wide range of metal 3D printers. Furthermore, licensing and integrating our build processor framework, companies such as Siemens and PTC can also leverage the extensive ecosystem of build processors we have developed together with OEMs. Over the past years, we have transformed the architecture of our build processor to a cloud-native solution. Next to the standard build flows, the architecture also allows for custom fit-for-purpose
build pipelines to be scripted, enabling companies and 3D printer machine vendors alike to adapt and optimize the behavior and output of the build processor. We believe this is very valuable in the context of volume production.

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

•
Materialise Storefront.
A new cloud-based
e-commerce
solution, to be launched early 2022, which automates the intake and sales process of 3D printing factories and facilitates communication with customers. Storefront supports automatic and manual price calculation and quoting, AM data preparation, order management and integration with payment and shipment providers.

•
Materialise Process Tuner.
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

•
Materialise Workflow Automation.
This solution enables the user to leverage the full power of the Materialise Software technology (as also available through Materialise Magics) in creating specific end-to-end
workflows, which can be executed automatically and autonomously, or can be called from other software solutions like Magics. Workflow Automation provides the possibility to script simple workflows or to create complex business process workflows using a graphical user interface. The workflows can be executed in the cloud, on premise or on the user’s workstation.

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
Customers.
The customers for our Materialise Software segment include 3D printing machine manufacturers as well as production companies and contract manufacturers in a variety of industries, such as the automotive, aerospace, consumer goods and hearing aid industries, and external 3D printing service bureaus. Our Materialise Software segment customer base is spread across Asia, Europe and the Americas.
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
Growth Opportunities.
We believe that 3D printing will be increasingly used for the manufacturing of complex or customized end parts, and expect that the number of 3D printer manufacturers will increase accordingly, with certain new players initially focusing more on the hardware than on the software component of their 3D printers. Hence, we anticipate that the demand for highly performing industrial 3D printing software platforms will grow accordingly. The new products that we have developed and are developing, including the products of Link3D, Process Tuner, Workflow Automation and fit-for-purpose
build processors specifically address what we believe will be the needs of this growing end part manufacturing market.

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
As of December 31, 2021, our Materialise Medical segment consisted of approximately 861 FTEs and fully dedicated consultants, with approximately 24.7% based at our headquarters in Belgium and the remaining employees distributed throughout our local offices in Australia, Brazil, China, Colombia, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.
Business Model.
We generate revenue in our Materialise Medical segment through the sale of medical software and personalized medical devices. We sell licenses to our medical software packages and software maintenance contracts and sell medical devices that we customize and print for our customers. We also provide custom software development and engineering services, for which we charge either on a time and material or fixed-cost basis. The majority of the medical devices that we printed in 2020 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners such as DePuy Synthes, Smith & Nephew, Stryker and Zimmer Biomet. We also print patient-specific implants that we sell directly to hospitals or distribute through partners such as DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals.
For the years ended December 31, 2021, 2020 and 2019, our Materialise Medical segment generated revenue of € 73.4 million, € 61.7 million and €60.8 million, respectively, representing 35.7%, 36.2% and 30.9% of our total revenue, respectively.
Medical Software.
Our software allows medical-image based analysis, planning and engineering as well as patient-specific design and printing of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies. Our medical software packages often serve as an introduction to our capabilities and in certain cases lead to custom software developments and clinical services opportunities. Our medical software packages are:

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

•
Materialise Mimics Enlight.
Materialise Mimics Enlight is a workflow-based planning software that enables companies, clinicians and hospitals to scale 3D planning for procedures. Mimics Enlight is based on the strengths of Materialise’s Mimics Innovation Suite and can be applied in various clinical fields such as structural heart or lung surgery.

•
Materialise Surgicase.
Materialise
Surgicase is an online case management platform that enables medical device companies and hospitals to manage ordering and processing of personalized services and devices.

Clinical Services and Personalized Medical Devices.
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

In our 3D printing centers in Belgium, Japan, Brazil, and the United States, we have separate production lines for our Materialise Medical segment.
We believe that our medical image-based simulation and planning software and 3D printing technology can assist hospitals and clinicians in providing personalized care to patients which can contribute to increased quality of life.
In many cases, surgeons using our clinical services work together with our clinical engineers to turn their patients’ medical image data into virtual surgical plans, and patient-specific 3D printed precise surgical and customized anatomical models to optimize intervention planning. For indications such as shoulder surgery, we have optimized and automated our 3D planning capabilities to provide surgical plans within a short timeframe and at a high quality that does not require an anatomical model to be provided. Utilizing our SurgiCase tool, surgeons upload CT or MRI medical image data and submit their cases to us, track their cases and review them as interactive virtual 3D models. In the framework of our collaborations with certain leading medical device companies, our SurgiCase tool is rebranded and adapted to the specific product offering and needs of our collaboration partners.
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
bear the appropriate CE labels.
We address large surgical markets in orthopedics and CMF through collaboration agreements with leading medical device companies, including DePuy Synthes, Zimmer-Biomet, DJO Surgical, and Smith & Nephew. Pursuant to these agreements, we print joint replacement and/or CMF guides that our collaboration partners distribute under their own brands, together with their own implants, in the United States, Canada, South Africa, Latin America, Europe, China, Japan and Australia. We leverage our collaboration partners’ distribution capabilities to extend our reach into these large markets, and our collaboration partners utilize our 3D printing-related expertise to provide surgical planning and customized devices to surgeons.
We also address certain high value-added, specialty applications by providing the full solution ourselves, including the delivery of implants and guides directly to the hospital or surgeon. Such applications include customized CMF implants and guides, hip revision and shoulder implants in a patented porous matrix configuration and osteotomy guides. Through Engimplan, we distribute implants and instruments in Brazil, offering both traditional and 3D printed CMF products as well as a broader portfolio that includes product lines for trauma and sport medicine.
We also work with customers to print anatomical models that may be used for a wide range of applications such as sizing of medical devices, clinical trials, training, patient communications and marketing.

Sales and Marketing.
We distribute our medical software through our direct sales force, our website and PACS partners (some of which partners also include our OrthoView solutions in their product offering to hospitals) and sell our medical devices through our agreements with collaboration partners such as Zimmer Biomet and Depuy Synthes. In specialty markets, we market and distribute our 3D printed medical devices and other clinical services through our experienced engineers who develop a close collaboration with key opinion leaders in each of these market segments.
All our activities in our Materialise Medical segment are coordinated and supervised from our headquarters in Belgium, which supervises product management and sales of our medical devices and software products.
Customers.
The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities, research institutes and industrial companies. For the year ended December 31, 2021, partner sales to medical companies collectively represented 53% and total software revenue represented 31% of our total Materialise Medical segment revenue. Our direct medical device sales represented 16% of our total Materialise Medical segment revenue. Most of our other clinical service sales to customers are executed on the basis of single transaction contracts or purchase orders.
Collaboration Partners.
We collaborate with leading medical device companies and academic institutions for the development and distribution of our surgical planning software, services, and products, such as Zimmer Biomet and DePuy Synthes, as well as DJO Surgical, Integra, Lima, Mathys, Medtronic, Abbott, Corin and the University of Michigan. Pursuant to these arrangements, we develop and license software and sell surgical planning, guides and implants, including for use in the fields of knee and shoulder replacement, CMF and thoracic procedures that our collaboration partners may then distribute under their own brands, together with their own implants, mainly in the United States, Europe, Japan and Australia. In addition, we grant licenses to collaboration partners to use, market and distribute such software or surgical guides and implants. Some of the licenses we have granted to our products and software provide for exclusive rights, including with respect to a particular field of medicine or to the software or product developed during the collaboration, and certain collaboration partners may have rights of first refusal with respect to related products or collaborations. The compensation structures under these arrangements vary and may include an upfront fee, royalties, milestone payments linked to certain targets, and fees for the service, maintenance and training we provide in connection with our software and products.
Competition.
In our Materialise Medical segment, we compete with a number of companies that provide image based software, 3D printed surgical models or medical devices, such as 3DSystems, Stratasys, Simpleware, Pie Medical, Within Lab as well as with medical device companies that develop and commercialize 3D printed medical devices and related software services.
Growth Opportunities.
The Materialise Medical segment is the market where we believe we can most directly realize our mission statement and contribute to a healthier world. We believe that personalized surgical approaches, because they offer the potential of higher predictability and accuracy, lead to improved patient outcomes, fewer complications and increased long-term survival rates. Personalization also drives operational efficiencies by replacing a broad range of instrumentation with tailored versions. This makes surgery more efficient, but also lowers the cost of operational steps like sterilization. Personalized surgical approaches have benefits not only in complex interventions and we believe that personalized solutions will therefore see an increased adoption in the future.
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
We are investing significantly in the development of new solutions of sub-markets
other than orthopedics and CMF, including planning tools for the cardiovascular markets in the shorter term and the pneumology markets in the longer term.

Our Materialise Manufacturing Segment
In our Materialise Manufacturing segment, we primarily offer 3D printing services to industrial and commercial customers, the majority of which are located in Europe. In addition, we have identified, and provide 3D printing services to certain specialty growth markets in both the industrial and consumer marketplaces.
Many of the parts we print require functionality that cannot be delivered using other production processes. We believe that our industrial customers value the high quality, accuracy, complexity, durability, functionality and diversity in terms of size, scale and materials of the 3D printing services that we can offer. We deliver products to highly regulated industries, such as the aerospace, healthcare, machine manufacturing, quality control equipment and consumer goods industries, where our applications, technology and hardware capabilities enable us to adhere to high quality standards in a certified production environment.
As of December 31, 2021, our Materialise Manufacturing segment consisted of 752 FTEs and fully dedicated consultants, with 29.3% based at our headquarters in Belgium and in Materialise Motion and Rapid Fit. The remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, India, Italy, Poland, Spain, Ukraine, the United States and the United Kingdom.
Business Model.
We generate a majority of our revenue in our Materialise Manufacturing segment through the sale of parts that we print for our customers. We generate a smaller portion of our revenue by the sale of scanners (e.g. foot scan plates for Materialise Motion) and software solutions in our eyewear and footwear business.
For the years ended December 31, 2021, 2020 and 2019, our Materialise Manufacturing segment generated revenue of € 89.2 million, € 69.6 million and €94.2 million, respectively, representing 43.4%, 40.9% and 47.9% of our total revenue.
Business-to-Business
Services.
We offer the following services in our Materialise Manufacturing segment:
Additive Manufacturing Solutions
. We provide design and engineering services, rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods industrial goods, semiconductor, art and architecture and aerospace markets. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, Multi Jet Fusion, selective laser melting (or SLM) and vacuum casting. We have a dedicated production line for making aerospace-certified components using a number of technologies and materials.
Specialty Industrial Solutions
. We have developed additive manufacturing solutions that serve certain specialty industrial applications.
Our RapidFit+ business utilizes additive manufacturing to provide customers active in the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. Using additive manufacturing technology, we believe that RapidFit+ fixtures provide more functionality and flexibility than the traditional fixtures that are currently widely used in the automotive industry. We also offer production tooling that we believe has substantially better ergonomics and improved functionality compared to traditional fixtures.
ACTech provides specialized solutions mainly for the automotive industry. In particular ACTech supplies prototyping of highly complex metal components through casting techniques that result in products that have a production grade performance. The casting is done using state-of-the-art
3D printed sand molds, while the final functionality of the components is achieved by a fully integrated post processing of the components in our CNC workshop.
Wearables initiatives in consumer industry.
We have developed two wearables verticals for the consumer market. We believe 3D printing and design automation has great potential to help both consumers and healthcare professionals improve comfort, health and performance through personalized eyewear or footwear.
In our eyewear vertical, we offer a complete
end-to-end
solution for
3D-printed,
often custom, eyewear frames. Based on a scan, patented technology identifies the critical parameters to automatically design eyewear that is customized to a person’s face. The resulting file can be printed in our eyewear production line, and we provide the necessary finishing, assembly steps and packaging.
Through Materialise Motion, we offer a full suite of solutions for footcare professionals. We offer digital measurement tools and personalized solutions to footcare professionals treating foot or gait problems. By means of our foot scan plates, we can capture a dynamic scan of a person’s foot sole and combined with our software tools, we create custom insoles based on this scan. The insoles are 3D printed, finished and assembled in a dedicated production line. Our research and product development teams aim to build a growing suite of solutions for patients with different types of motion problems.
Sales and Marketing.
We market our services to our additive manufacturing solutions business customers using our sales force and through our website. Our more complex product offerings are addressed directly by our specialized sales teams who are located throughout Europe near our larger accounts and who align our customers’ needs with the wide range of 3D printing technologies or market-specific solutions that we offer. More straightforward products can be ordered directly by our customers through our “Materialise OnSite” or i.materialise web portals, a proprietary automated system that takes orders, provides quotes and manages the printing process from start to finish, and allows customers to track the manufacturing and shipment process of their product online. Within our larger sales teams, specialized sales managers focus either on rapid prototyping, which is our traditional and well-established market, or the additive manufacturing of end-use
production parts, which is the market where we see opportunities for significant growth. Our marketing team in Belgium oversees our global marketing strategy. In addition, employees at our Belgian headquarters and in our local field offices manage sales for particular markets and accounts and provide back office and production management support to our customers.

For our specialty markets and wearables initiatives we have separate sales teams that offer our customers the necessary expertise in their domain. Our sales teams have a direct approach to the market but in some cases we also work with partners or distributors locally to address specific market segments, such as the large segments of eyewear opticians or footcare professionals.
Customers.
The customers for our Materialise Manufacturing segment are from a wide variety of industries, including the automotive, aerospace, healthcare, semiconductor, industrial goods, art and design and consumer products industries. For these customers, we offer a complete set of services ranging from consultancy and co-creation,
to design and engineering, rapid prototyping, and certified manufacturing of end-use
parts.
Through our consultancy offering, which we brand as Materialise Mindware, we work together with customers to solve complex design challenges and to discuss how the introduction of 3D printing can affect product development, manufacturing workflow, business models and customer experiences. For example, a co-creation
with HOYA, in collaboration with Hoet Design Studio, saw the launch of the world’s first vision-centric,
3D-tailored
eyewear solution, Yuniku. Yuniku enables individualized lens and frame design through a sophisticated end-to-end
digital supply chain, which includes a custom 3D scanner and software platform, co-created
by us and HOYA, directly linked to our eyewear manufacturing factory.
Through our design and engineering service, we also service those customers looking for support in their initial concept design or with maximizing a design for 3D printing. Our design and engineering team, which is comprised of highly specialized designers and CAD engineers, offers dedicated design and software support for additive manufacturing, including remodeling and file preparation, as well as 3D scanning and measuring. Our team also offers trainings to engineering professionals active in various markets to accelerate the adoption of design for additive manufacturing.
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
Most of our straightforward additive manufacturing and rapid prototyping solutions are executed on the basis of single transaction contracts or purchase orders with the customer. These contracts and purchase orders lay out the pricing, delivery and other terms of the order. For our Additive Manufacturing service of end-use
parts, an entirely new approach to ensure parts are made according to agreed standards is required, for which we have set processes to onboard new customers. An example of this is our dedicated aerospace manufacturing line, backed by certifications EN9100 and EASA Part 21G, through which we are currently manufacturing plastic parts for, among others, Airbus’s A350 XWB. We expect that as demand for our Certified Additive Manufacturing service grows, more long-term agreements may be entered into.
For the automotive manufacturers and their suppliers that use our RapidFit+ service, the fixtures are custom engineered by dedicated teams. Our RapidFit+ customers, which include their quality departments, expect that fixtures meet high accuracy standards. Several automotive OEMs in Europe are currently considering our innovative solution as a potential new standard, while a solid base of automotive Tier 1 suppliers in Europe has embraced RapidFit+ as one of their fixture solutions.
Competition.
In our additive manufacturing solutions business, we compete with a number of companies that provide industrial 3D printing services, including Cresilas, Prototal, Protolabs and Quickparts. In addition, larger accounts tend to move their 3D printing production in-house
once their orders have reached certain volumes, which not only creates opportunities for our Materialise Software segment but also for our Materialise Manufacturing segment in terms of capacity balancing services.
In the measurement and quality control fixture market addressed by RapidFit+, we are not aware of any direct competition coming from 3D printing companies. We do have competition, however, from a large group of smaller companies that are active in the more traditional tooling manufacturing.
While there are multiple
start-up
companies seeking to address the home 3D printing services market, we believe that Shapeways and Sculpteo are the most prominent direct competitors of i.materialise based on their global reach. i.materialise focuses on standing out as a brand in terms of service and reliability.
Growth Opportunities.
We believe that there is particular potential to grow our presence in the markets for additive manufacturing of complex and/or unique end products, including in particular certain parts for the aviation industry and eyewear and footwear products. In recent years, more companies have been using additive manufacturing for production across a broad range of industrial sectors, including aerospace, orthopedic implants, surgical guides, dental copings and hearing devices. For industrial end-use
parts, we intend to continue to selectively invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial production market that we focus on. In addition, we believe that our local sales teams, which are near our customers, as well as our engineering teams, which can bring in additional expertise where required, are important and rather unique assets in this market that are worthwhile to continue to invest in.

Manufacture and Supply.
We produce our 3D printed products at our service centers in Belgium, Brazil, the Czech Republic, Germany, Poland, Japan and the United States. We print substantially all of products in-house
using a variety of technologies, including stereolithography, laser sintering, FDM (also known as Filament Fusion), PolyJet, powder binding, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes. As of December 31, 2021, we operated a total of 201 3D printers and six vacuum casting machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labelling of our products. The table below provides selected information about our 3D printers and vacuum casting machines:

Technology	Size	Manufacturer	Number

Stereolithography	Small/Medium Size	3D Systems Corporation / Other	39
	Medium Size	Materialise / Stratasys	3
	Mammoth	Materialise (1)	15

DLP	Small Size	Asiga	8

PolyJet	Connex	Stratasys Ltd.	4

FDM	Small Size (2)	Stratasys Ltd.	2
	Medium Size (3)	Stratasys Ltd.	18
	Large Size (4)	Stratasys Ltd.	16

Laser Sintering	Small Size	EOS GmbH	12
	Medium Size	3D Systems Corporation/ EOS GmbH / Other	27
	Large Size	EOS GmbH / Ricoh / Sindoh	24

Multi Jet Fusion	Medium Size	HP	11

Powder Binding	Large Size	ExOne	3

Vacuum Casting	Small Size Medium Size Medium Size Large Size	MCP HEK GmbH MCP HEK GmbH SCHUHL MCP HEK GmbH	1 2 1 2

Direct Metal Laser Sintering	Medium Size	EoS GmbH / GE Additive / Renishaw / SLM Solutions	16
	Large Size	SLM Solutions	3

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
As of December 31, 2021, 48 printers produced parts exclusively for our Materialise Medical segment, while the other 153 printers and six vacuum casting machines produced parts for our Materialise Manufacturing segment.
As of December 31, 2021, all of our 3D printers and vacuum casting machines were either owned or held under a lease contract. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.
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
We have a long history of research and development through collaborations, which augment our internal development efforts. As of December 2021, we were active in over 20 government funded research projects and we also employed multiple researchers with a publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.
As of December 31, 2021, we had approximately 70 active research and development projects in various stages of completion and approximately 444 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, the United Kingdom, the United States, Ukraine, China and Malaysia.
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

3.	research projects in our Materialise Medical segment to develop patient specific surgical planning tools or surgical guides or implants for orthopedic, CMF and cardiovascular surgeries;

4.	research projects on the use of virtual and augmented reality by our Materialise Medical segment;

5.	research and development projects on smart digital technologies for the large-scale personalization of wearables;

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
As of December 31, 2021, our portfolio of intellectual property featured 385 issued patents and an additional 143 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2020 and 2035, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how
and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.
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
Seasonality
End markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality.. Historically, the revenue of our Materialise Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.
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
Our headquarters in Belgium, our manufacturing site in Poland, and ACTech’s headquarters in Germany, follow the ISO 14001:2015 criteria for an effective environmental management system. These sites are ISO 14001:2015 certified.
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
C. Organizational Structure
The following illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment
Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France, Germany, Poland and the United States. We also lease other service centers and sales offices, which are located in Austria, Belgium, Brazil, China, France, Germany, India, Japan, Malaysia, Ukraine, the United Kingdom, the United States, Poland, Colombia, Australia, Italy and South Korea. The aggregate annual lease payments for our facilities in 2021, 2020 and 2019 were €2.1 million, €1.8 million and €2.1 million, respectively. The table below provides selected information regarding our facilities.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Leuven, Belgium	Leased	Warehouse	165 sq. m.	March 31, 2022
Gentbrugge, Belgium	Leased	Office	39 sq. m.	No fixed end date
Beringen, Belgium	Leased	Office; production	2,848.25 sq. m.	October 31, 2030
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Ann Arbor, Michigan, United States	Leased	Office; production	2,771 sq. ft.	October 31, 2023
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	515.58 sq. m.	March 31, 2022
Kawasaki, Japan	Leased	Production	205 sq. m.	May 19, 2024
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Vienna, Austria	Leased	Office	44 sq. m.	December 31, 2021 (renewal negotiations ongoing)
Gilching, Germany	Leased	Office	399 sq. m.	December 31, 2024
Bremen, Germany	Owned	Office	6,724 sq. m.	N/A
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2024
Paris, France	Leased	Office	564.40 sq. m.	May 31, 2028
Kyiv, Ukraine	Leased	Office	3,384.8 sq. m.	June 29, 2028
Kyiv, Ukraine	Leased	Office	171 sq. m.	December 31, 2021 (renewal negotiations ongoing)
Sheffield, United Kingdom	Leased	Office	1,575 sq. ft.	No fixed end date
Southampton, United Kingdom	Leased	Office	3,340 sq. ft.	April 22, 2023
Shanghai, China	Leased	Office	1,200 sq. m.	June 8, 2022
Medellin, Colombia	Leased Leased Leased	Office Office Office	248 sq. m. 64 sq. m. 190 sq. m.	May 31, 2022 January 31, 2023 December 1, 2023
Wroclaw, Poland	Owned	Office; production	2.3975 hectare	N/A
Gold Coast, Australia	Leased	Office	N/A	January 22, 2024
Milan, Italy	Leased	Office	55 sq. m.	December 31, 2023

Freiberg, Germany	Owned	Office, Production, Parking (Land)	26,277 sq. ft.	N/A
Freiberg, Germany	Owned	Office, warehouse, production, parking (Land)	7,996 sq. m.	N/A
Ann Arbor, Michigan, United States	Leased	Office	1,987 sq. ft.	December 31, 2023
Bangalore, India	Leased	Office	2,000 sq. ft.	March 31, 2022
Rio Claro, Brazil	Leased	Corporate Offices, R&D Laboratory, Production	4,092.27 sq. m.	August 5, 2029
Seoul, South Korea	Leased	Shared workspace	N/A	July 31, 2022
Tianjin, China	Leased	Office	183 sq. m.	October 31, 2022
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
A. Operating Results
Overview
Company Overview
We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. With our knowledge, products and services, we empower our customers to use additive manufacturing technology more effectively, in general, and we enable certain specific and significant applications of additive manufacturing, in particular. In both instances, we seek to empower the choice for sustainability through the use of additive manufacturing.
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
As of December 31, 2021, our team consisted of 2,332 FTEs, and fully dedicated consultants. Our portfolio of intellectual property featured 385 issued patents and 143 pending patent applications as of December 31, 2021. For the year ended December 31, 2021, we generated € 205.5 million of revenue, representing 21% decrease over the prior year, a net profit of € 13.1 million and Adjusted EBITDA of € 32.5 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “—Other Financial Information” below.
Public Offering
On July 6, 2021, we closed a
follow-on
public offering of a total of 4,600,000 ADSs at a public offering price of $24.00 per ADS for gross proceeds of $ 110.4 million.
We raised approximately $ 105.0 million (or € 92.7 million, based on the exchange rate as of December 31, 2021) in aggregate net proceeds from such follow-on
offering.
Acquisition of Majority Interest in Engimplan
On August 6, 2019, we acquired 40% of the shares and voting interest of Engimplan and subsequently increased our shareholding in Engimplan to 75% with a capital increase in Engimplan. In December 2020, we acquired the remaining 25% interest in Engimplan, making us Engimplan’s sole shareholder (through our Brazilian subsidiary).
Acquisition of Remainder of Shares in Materialise Motion and Acquisition of Substantially All of the Assets of RS Scan
On November 9, 2020, we acquired the remaining 50% of the shares and voting interests in Materialise Motion (formerly known as RS Print), making us Materialies Motion’s sole shareholder. In addition, we acquired substantially all of the assets of RS Scan.
Materialise Motion is a custom footwear technology company, using scientific movement analysis to produce 3D printed footwear solutions. Materialise Motion operates within our Materialise Manufacturing segment.
Link3D Acquisition
On April 9, 2021, we acquired an option to buy Link3D Inc., which we exercised on November 15, 2021. We closed the acquisition on January 4, 2022. This acquisition was effectuated through our U.S. subsidiary, Materialise USA, LLC. As a result of this transaction, Materialise USA has become the sole shareholder of Link3D. Link3D is an additive workflow and digital manufacturing software company. The acquisition of Link3D is intended to strengthen and accelerate the creation of the Materialise software platform.
Growth Strategy
In general, our strategy is built on the development and sale of two different sets of product portfolios: our horizontal and our vertical solutions.

•
Each of our segments has what we call a horizontal product offering that addresses a broad set of needs of customers that make use of additive manufacturing: our market leading Magics Software Platform in our Materialise Software segment, the Mimics

Innovation Suite in our Materialise Medical segment and the additive manufacturing services that we offer through our Materialise Manufacturing segment. We believe that each of these horizontal platforms has the potential of continuing to grow as the adoption of additive manufacturing by our customers in each of our segments grows.

•
Second, leveraging on the technological and market knowledge that we gain as we bring our horizontal offerings to the market, we have built a select number of what we call vertical applications of 3D printing. These vertical applications, which address the specific needs of a particular subset of customers in a much more specific manner, include our surgical knee guides and personalized CMF guides and implants in our Materialise Medical segment and our measurement fixtures and personalized foot and eyewear products in our Materialise Manufacturing segment. We believe that this more focused presence in a few applications of 3D printing has the potential to significantly boost our growth.

Within the horizontal and vertical frameworks, each of our segments develops its own shorter term strategy.In our Materialise Software segment, we intend to accelerate the market penetration of our software platform (i) by expanding our product portfolio with innovative solutions that focus on volume production, including manufacturing execution systems, or MES, automated workflows for additive manufacturing and solutions such as Process Tuner assisting production companies in creating optimized processes (and as such expediting the new product introduction stage within production companies) and (ii) by offering our customers cloud-based access to our integrated software platform. We believe that the integration of Link3D can be instrumental to support and accelerate that initiative. Our development of a cloud-based software platform may affect our revenue levels in the near term, but we believe it will ensure the continued strength of our business model going forward. Further, in order to be able to meet the demands that are associated with volume production, including mass customization, and to accelerate the development and roll out of our cloud-based software platform, where software as a service (SaaS), big data technologies, and machine learning will be key drivers, we intend to continue to invest significantly in both research and development.In our Materialise Medical segment, we believe that the growing trend of personalized patient care will boost the demand for digital planning tools as well as for personalized medical devices. In response to that trend, we intend to continue to increase the penetration of our existing software products in the hospital market and to expand our portfolio of planning tools into new areas such as cardiovascular and pulmonology. We also intend to continue to develop and grow the sales of our personalized medical device portfolio, both directly and indirectly and in existing as well as in new markets, including in particular in the CMF market.
In our Materialise Manufacturing segment, we believe that there is significant growth potential in the markets for additive manufacturing of end-use
products. We therefore intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market, including the aerospace market. More particularly, we believe that our growth initiatives in the wearables market that have been incubated within Materialise Manufacturing may drive growth in the coming years. In the eyewear market, we are investing in back-end
production facilities for the production of 3D printed eyewear, including customized frames and also invest in in the introduction of advanced front-end
digital technologies, such as virtual
try-on
and fitting solutions (including in collaboration with Hoya and Acuitis), In the footwear market, we will continue to invest in the development and commercial roll out of the pressure plate technology and related applications that we acquired from RS Scan and in the worldwide commercialization of our Phits customized 3D printed insoles, in collaboration with our former joint venture partner, Superfeet.
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
Our growth strategies for both our existing and new businesses and for each of our three market segments are based on our medium and long term expectations for these businesses and segments. In the short term, we expect both the 3D printing industry in general and our business will continue to be impacted by the ongoing COVID-19 pandemic. For more information, see “—Trend Information” below.
Recent Developments
See Note 27 to our audited consolidated financial statements for disclosure of significant transactions and significant changes in our financial condition or results of operations that occurred subsequent to December 31, 2021. In addition, see “—Trend Information” below.
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
Software.
Software revenue is comprised of perpetual and time-based licenses, maintenance revenue and software development service fees. Our software products are mainly licensed pursuant to one of two payment structures: (i) perpetual licenses, for which the customer pays an initial fee for a perpetual license and subsequently pays fees for maintenance under separate maintenance contracts, generally on an annual basis, or (ii) time-based licenses (generally annual licenses), for which the customer pays equal periodic fees to keep the license active. Perpetual licenses require the payment of fees for maintenance, technical support and product updates. Time-based licenses entitle the customer to corrective maintenance and product updates without additional charge. We generally recognize revenue from our time-based licenses and our maintenance revenue on a straight-line basis over the term of the applicable license or maintenance contracts. Our software revenue depends upon both incremental sales of software licenses to both new and existing customers and renewals of existing time-based licenses and maintenance contracts. Sales and renewals are also driven by our customers’ usage and budget cycle. Software development services are typically charged either on a time and materials basis or on a fixed fee basis.
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
Production of limited runs of highly complex casted metal parts
. Casted products revenue is derived from ACTech’s network, with its production unit in Freiberg, Germany. ACTech is utilizing casting technology, including 3D printing technology for mold making, and offers full-service project operations, including project and pre-production
collaboration, and
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
Revenue Recognition
Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition. The significant estimates and judgments relate to:

•	Assessing whether a performance obligation is distinct in a bundled sale(s) transaction;

•	Estimation of the variable considerations and the assessment of the revenue constraint limitation;

•	Estimation of the stand-alone selling prices for each distinct performance obligation; and

•	The stage of completion of our custom development of software components for customers when revenues are satisfied over time.
We make significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e., whether the good or service has a benefit to the customer on its own or together with readily available resources and/or whether the good or service is highly interrelated or constitutes a significant input with another good or service provided, or whether it significantly modifies or tailors another good or service. Relevant judgments include the following:

•
Whether the software license is distinct from the 3D printed guides – in most cases with contracts with collaborative partners in the Materialise Medical segment, the software license is combined with the manufacturing of the 3D printed guides as the software license has no benefit to the customer without the manufacturing services. We have also implemented a new “Plan Only” feature where the collaboration partners can benefit from a virtual plan produced with the software license without the manufacturing of any physical product. Such Plan Only features are recognized in revenue as a separate performance obligation based on the usage by the collaboration partner.

•
Whether the development services are distinct from other performance obligations – in most cases, these performance obligations are distinct however for one contract with a collaboration partner in the Materialise Medical segment, the software license is combined with the license and the 3D printed guides as one “distinct” performance obligation

For the stand-alone selling prices, we use prices from price list or historical prices for similar transactions. However, in certain cases, such information is not readily available, and in those cases, we estimate the stand-alone selling price based on a cost-plus mark-up
or other estimate. If the stand-alone selling price of one or more goods or services in arrangements with multiple performance obligations is highly variable or uncertain, we estimate the stand-alone selling price with reference to the total transaction price less the sum of the observable stand-alone selling prices of other goods or services promised in the contract. In addition, for certain performance obligations such as development services, the stand-alone selling prices also require an estimate of the time required to complete the development.
Certain contracts include estimates of variable considerations within the transaction price and assessing the revenue constraint, such as:

•	Quantities/volume sold at fixed prices related to, but not limited to, the manufacturing of 3D printed products, software licenses sold and maintenance renewals;

•	Contractual prices may vary based on volume purchased during a given period;

•	FTE expenses for development or other services billed on a time & material basis; and

•	Volume discounts.
The method used to estimate the variable consideration depends on the number of possible scenarios and the probability of each scenario. If there are many possible scenarios with a high probability probabilities (each less than 50%), we will use the expected value method, while the most likely method is used when there is a scenario with a higher probability (more than 50%).
Variable consideration is not a constraint when, based on historical experience, a high reliable business forecast and/or the timeframe of the estimates, we determine that there is a high probability that it will not result in a future reversal of revenue.
We determine the stage of completion for development contracts satisfied over time by comparing the labor hours incurred to date with the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods when facts that give rise to a change become known. When the estimate indicates that a loss will be incurred, the loss is recorded in the relevant period. Significant judgments and estimates are involved in determining the percentage completion for each contract. Different assumptions can produce materially different results.
Development Expenses
Under International Accounting Standards 38, or IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, the intention to complete, the ability to use or sell the asset under development, the availability of technical, financial and other resources to complete the asset, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.
Determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether the completion of the asset is technically feasible considering a company-specific approach and the likelihood of future economic benefits from the sale or use.
We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless either (i) we have strong evidence that the above criteria are met and a detailed business plan is available showing that the asset will generate future economic benefits on a reasonable basis or (ii) the development is done based upon specific request of the customer, we have the intention to market the product also to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses us for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred. This assessment is monitored on a regular basis.

We have determined that the criteria for internally generated intangible assets were met for two projects in 2018: (1) the software development of a new planner for hospitals within the cardiovascular field and (2) the process to obtain FDA and E.U. approval for a 3D printed tracheal splint within the Materialise Medical segment. The first project was successfully completed in 2019. In 2021, we recognized an impairment of € 0.2 million as the business case no longer showed a positive result over the next 5 years. The main reason was a delay in revenue due to the
COVID-19
pandemic. From 2017 through September 2020, the total amount capitalized for the U.S. market component of the tracheal splint development project had accumulated to €2.1 million, based on a positive assessment of all recognition criteria. In September 2020, the FDA disapproved the Investigational Device Exemption, or IDE, submission, and in December 2020, the FDA disapproved an amended IDE submission. Our management believes that the technical feasibility of the project (the IDE approval, successful outcome of the clinical trial and obtaining the FDA’s premarket approval, or PMA) remains positive. However, the FDA regulatory process has resulted in a delay of two years compared to our previous assumptions regarding obtaining the PMA and commencing commercialization. As a result, the headroom (defined as the difference between the development expenses capitalized and to be incurred until the PMA is obtained, and the present value of the expected cash flows until 2030 (the year after which the patent would expire)) has become negative. Accordingly, in 2020 we have concluded that a full impairment of the capitalized expenditures is appropriate for the total amount of €2.1 million. We continued this R&D program during 2021, and aim to obtain the IDE approval from the FDA during the second half of 2022. Because the present value of the expected cash flows until 2030 remains negative we continue to report the R&D expenses related to this program in our income statement.
In the year ended December 31, 2020 we have determined that the criteria for internally generated intangible assets were met for certain subprojects related to our internal digital transformation program. With this program, we are investing in our IT landscape and upgrading and/or standardizing part of our digital core business. We have invested, and will continue to invest in this program in 2022 and 2023 in state of the art technology that is available on the market to upgrade our CRM, ERP and license management software. Together with this implementation, we will also upgrade and further develop those internal software programs that are closely related to 3D printing and the specific needs that arise from 3D printing. The integration of both standard and internal systems in the digital chain of Materialise is crucial and requires deep analysis, development and technical validation. We expect that it will not only streamline our processes internally and help us reduce costs in maintenance in the short term, but it also will allow us to learn from this and commercialize this knowledge by making our software even easier to integrate with standard systems. This competitive advantage should become important in the coming years where 3D printing will be more and more integrated on the traditional manufacturing floor. As of December 31, 2020 we had capitalized K€2,185 in respect of these projects. As of December 31, 2021 we carried in total K€3,871 as assets under construction in respect of these projects.
In the year ended December 31, 2021 we have determined that the criteria for internally generated intangible assets were met for our project on the transformation of the platform architecture to enable our software products to make the transition from desktop to (hybrid) cloud. As of December 31, 2021 we had capitalized K€975 in respect of this project.
Share-Based Payment Transactions
We measure the cost of equity-settled transactions with employees based on the fair value of the equity instruments at the date at which they are granted and measures the cost of cash-settled transactions based on the fair value of the equity instrument at the date of reporting. We have applied the Black-Scholes valuation model to estimate fair value. The use of this model requires management to make assumptions regarding the volatility and expected life of the equity instruments. The assumptions used to determine fair value for share-based payment transactions are disclosed in Note 14 to our consolidated financial statements and are estimated as follows:

•	The dividend return is estimated by reference to the historical dividend payment. Currently, this is estimated to be zero as no dividends have been paid since inception;

•
Expected volatility is determined based on the average annualized volatility of our shares (until September 2016: of a number of quoted peers in the 3D printing industry and the volatility of our shares);

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

Income Taxes
Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2021, we had current and non-current
receivables related to tax credits for an amount of € 5 million (2020: € 5 million; 2019: € 4 million)
As of December 31, 2021, we had € 58 million (2020: € 51 million; 2019: € 37 million) of tax losses carried forward and unused Innovation Income Deductions, of which € 36 million related to Materialise NV (2020: € 28 million; 2019: € 25 million). These losses related to Materialise NV and subsidiaries that have a history of losses, in countries where these losses do not expire and may not be used to offset taxable income elsewhere in our consolidated group.
With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized in 2021, 2020 and 2019, given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses will be used in future years. As from July 1, 2016, the new Innovation Income Deduction replaces the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system can still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on our analysis and according to our policy we have assessed that in 2021 no deferred tax asset should be accounted for with respect to our unused tax losses in Belgium.
With respect to the unused tax losses of the other entities, no deferred tax assets have been recognized in 2021, 2020 nor 2019 except for our tax unity in Germany where we recorded a deferred tax asset of € 0.3 million related to 2020 losses and Materialise Motion where we recorded a deferred tax asset of € 1.8 million against a deferred tax liability of € 2.0 million. We have not recognized deferred tax assets on unused tax losses and Innovation Income Deduction totaling € 12 million in 2021 (2020: € 23 million; 2019: € 11 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses and Innovation Income Deduction can be utilized.

If all deferred tax assets related to tax losses carried forward and unused Innovation Income Deduction would meet the criteria for recognition, net result for the year would have improved by €12 million in 2021 through a deferred tax gain. This would represent the planned recovery of €49 million carried forward tax losses and Innovation Income Deduction in future periods. Further details on taxes are disclosed in Note 22.10 to our consolidated financial statements.
Impairment of Goodwill, Intangible Assets and Property, Plant & Equipment
We have goodwill for a total amount of € 18.7 million as of December 31, 2021 (2020: € 18.6 million; 2019: € 19.6 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget, and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements
In 2020 an impairment was recognized on the Engimplan CGU. It was concluded that the value in use was lower than the carrying value of the CGU of € 9.3 million which resulted in a full impairment of the goodwill for an amount of € 1.4 million as well as a partial impairment on intangible assets of customer lists and trade marks for respectively € 0.9 million and € 0.2 million. The key events that led to the impairment loss for the Engimplan CGU were a loss of business resulting from the
COVID-19
pandemic and a slower recovery from the pandemic than expected, and a slower than expected benefit from the anticipated synergies of the Engimplan acquisition. The 2021 impairment exercise showed no further impairment on intangible assets, nor a reversal of impairment.
In 2021 we recorded a goodwill impairment of € 0.2 million on the CGU Metal in Belgium, formerly the company Aldema BV. We acquired all shares and voting rights of Aldema BV in 2015 for € 0.1 million. With the creation of the Materialise Metal Competence Center in Bremen, Germany, the recoverable amount of this asset decreased to 0.
When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant & equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. Total impairment charges recorded during 2021 were € 0.1 million (€ 4.6 million in 2021 and € 0 in 2020).
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
While we are using our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future, include but are not limited to:

•	future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;

•	the fair value of the plant and equipment;

•	the fair value of the deferred revenue;

•	discount rates; and

•	the technology royalty rate
Provision for Expected Credit Losses, or ECLs, of Trade Receivables and Contract Assets
We use a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by legal entity).
The provision matrix is initially based on our historical observed default rates. The matrix is calibrated to adjust the historical credit loss experience with forward-looking information. For example, if economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, expectations of economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and expectations of economic conditions may also not be representative of a customer’s actual default in the future. Information about the ECLs on our trade receivables and contract assets is disclosed in Note 25 to our consolidated financial statements.
Convertible Loans Granted to FluidDa & Ditto
We account for the convertible loan granted to FluidDa in January 2019, with a notional amount of € 2.5 million, at fair value. The carrying value of the convertible loan amounts to € 3.6 million at December 31, 2021. FluidDa is a private start-up
company which offers turnkey contract research services for drug development and medical device development. FluidDa is currently loss-making. In determining the fair value of the convertible loan, we consider different contractual parameters such as the repayment and conversion scenarios and dates. In addition, we must make significant estimates such as (i) the discount rate, (ii) the probability and timing of each repayment and conversion scenario, and (iii) the amount of a qualified capital increase that will determine the conversion factor. The convertible loan has a duration of seven years with a 10% annual interest rate which is capitalized. We have applied a discount factor of 12.87% that is based on the estimated weighted average cost of capital of FluidDa, reflecting the uncertainty in relation to FluidDa’s ability to be successful and the applied estimates by our consolidated group.
At December 31, 2021 the carrying value of the convertible loan amounted to € 3.6 million which included a fair value adjustment of € 0.3 million recorded in financial income during 2020. Changes in significant assumptions may lead to a significant increase or decrease in the fair value of the convertible loan.
The convertible loan that was granted at fair value to Ditto Technologies Inc. in August 2020 amounted to € 3 million and was fully repaid in August 2021, subsequent to the acquisition of Ditto by
1-800
Contacts.
Changes in useful life for certain assets
We review the useful life for the intangible assets and property, plant and equipment on an annual basis considering the current facts and circumstances available. This review has not resulted in 2021 in a re-assessment
of the useful life for certain specific assets in the categories buildings, fixtures, vehicles and machinery. We refer to Note 7 to our audited consolidated financial statements for the impact of the change in useful lives during the year 2021.
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
We calculate EBITDA as net profit (loss) plus income tax expense (benefit), financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and re-valuation
of fair value due to business combinations to EBITDA.
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
items.
Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2021	2020*	2019
Net profit (loss)	13,145	(7,192)	1,644
Income tax expense / (benefit)	591	(1,028)	2,595
Financial expenses	4,101	5,995	3,682
Financial income	(5,620)	(2,452)	(1,377)
Depreciation and amortization	20,516	19,775	19,278
Share in loss of joint venture	—	39	392
EBITDA (unaudited)	32,733	15,137	26,214
Share-based compensation expenses (1)	(833)	1,344	302
Acquisition-related expenses of business combinations (2)	413	63	140
Impairments (3)	177	4,606	—
Re-valuation of 50% Materialise Motion interest (4)	—	(770)	—
Adjusted EBITDA (unaudited)	32,490	20,380	26,656

(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)
Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of Engimplan in 2019,the acquisition of Materialise Motion in 2020 and the acquisition of Link3D on January 4, 2022

(3)
Impairments represents the impairment of capitalized expenditures related to our tracheal splint development project (€2.1 million) and the impairment of goodwill and intangible assets of Engimplan (€2.5 million) in 2020 and related to the impairment of goodwill of Aldema BV (€0.2 million) in 2021

(4)	Represents a positive revaluation of our initial 50% interest in Materialise Motion after our acquisition of the remaining interest in the joint venture.
*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion.

Results of Operations
Comparison of Years Ended December 31, 2021 and 2020

	For the year ended December 31,
in 000€, except percentages	2021	2020*	% Change
Revenue	205,450	170,449	20.5%
Cost of sales	(87,278)	(76,446)	14.2%
Gross profit	118,172	94,003	25.7%
Research and development expenses	(26,891)	(27,104)	-0.8%
Sales and marketing expenses	(49,151)	(44,636)	10.1%
General and administrative expenses	(33,315)	(29,337)	13.6%
Net other operating income	3,402	2,436	39.7%
Operating profit	12,217	(4,638)
Financial expenses	(4,101)	(5,995)
Financial income	5,620	2,452
Share in loss of joint venture	—	(39)
Profit before taxes	13,736	(8,220)
Income taxes	(591)	1,028
Net profit	13,145	(7,192)

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion.
Comparison of Years Ended December 31, 2021 and 2020 by Segment

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the year ended December 31, 2021
Revenues	42,902	73,368	89,180	205,450	—	205,450
Segment Adjusted EBITDA	15,705	20,669	6,275	42,649	(10,159)	32,490
Segment Adjusted EBITDA %	36.6%	28.2%	7.0%	20.8%	—	15.8%
For the year ended December 31, 2020
Revenues	39,054	61,729	69,635	170,418	31	170,449
Segment Adjusted EBITDA	13,383	13,915	2,548	29,846	(9,468)	20,378
Segment Adjusted EBITDA %	34.3%	22.5%	3.7%	17.5%	—	12.0%

(1)
Unallocated Segment Adjusted EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense) and the added share-based compensation expenses, acquisition related expenses of business combinations, impairment and fair value of business combinations that are included in Adjusted EBITDA when not attributable to a segment.

Revenue.
Revenue was € 205.5 million in the year ended December 31, 2021 compared to € 170.4 million in the year ended December 31, 2020, an increase of €35 million, or 21%. Compared to € 196.7 million in the year ended December 31, 2019, our 2021 revenue increased by 4%.
As discussed below under “—Trend Information” below, in 2020, the vast majority of the businesses addressed by our segments were adversely affected by the effects of the
COVID-19
pandemic, which had a negative impact on our results of operations. These effects diminished in 2021, although we continued to experience a negative impact from the pandemic in certain business lines that have not yet recovered in full. In particular, during the first half of 2021, order intake levels from automotive, aerospace, and certain industrial clients in our Materialise Software and Materialise Manufacturing segments remained below pre-pandemic 2019 levels.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2021	2020
Americas	75,437	52,562
Europe & Africa	110,477	100,371
Asia-Pacific	19,536	17,516
Total	205,450	170,449
Revenue generated in Europe increased by € 10.1 million , or 10.1%, in the year ended December 31, 2021 compared to the year ended December 31, 2020, mainly due to higher revenue from our Materialise Manufacturing segment and to a lesser extent due to higher revenue from our Materialise Software segment. Revenue from the Materialise Medical segment remained consistent between the year ended December 31, 2021 compared to the year ended December 31, 2020. Revenue generated throughout the Americas increased by € 22.9 million, or 43.5%, in the year ended December 31, 2021 compared to the year ended December 31, 2020. In the Americas, revenue for the Materialise Manufacturing segment and for the Materialise Medical segment increased and revenue for the Materialise Software segment remained consistent. Revenue generated in Asia-Pacific increased by € 2.0 million, or 11.5% in the year ended December 31, 2021 compared to the year ended December 31, 2020, as revenue increased across all three Materialise segments.
During 2021, we had increased revenue in all three of our segments compared to 2020.
Revenue from our Materialise Software segment increased € 3.8 million, or 9.9%, from € 39.1 million in the year ended December 31, 2020 to € 42.9 million in the year ended December 31, 2021. Recurrent revenue, consisting of limited license fees and maintenance fees, decreased by 1.9%.
Non-recurrent
revenue, mainly consisting of perpetual fees and services, grew by 27.6%. Deferred revenue from license and maintenance fees increased with € 1.9 million in the year ended December 31, 2021.
Revenue from our Materialise Medical segment increased € 11.6 million, or 18.9%, from € 61.7 million in the year ended December 31, 2020 to € 73.4 million in the year ended December 31, 2021. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 23.1%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 83.0% of all medical software revenues in the year ended December 31, 2021, compared to 77.0% in the year ended December 31, 2020. Our non-recurrent
revenue from perpetual licenses and services decreased by 16.3%. Revenues from medical devices and services grew 21.2% in the year ended December 31, 2021, driven by our CMF business line. As of December 31, 2021, our Materialise Medical segment operated 48 3D printers, as compared to 41 as of December 31, 2020.
Revenue from our Materialise Manufacturing segment increased € 19.6 million, or 28.2%, from € 69.6 million in the year ended December 31, 2020 to € 89.2 million in the year ended December 31, 2021. Although the automotive, aerospace and certain other industrial business lines continued to be negatively impacted by the ongoing
COVID-19
pandemic (in 2021, particularly during the first half of 2021), all business lines recovered strongly in the second half of 2021 despite remaining below pre-pandemic
2019 levels. However, revenue from the Materialise Motion business line increased € 5.5 million to € 6.3 million in the year ended December 31, 2021, compared to € 0.8 million for the year ended December 31, 2020. Materialise Manufacturing operated 153 3D printers and 6 vacuum casting machines as of December 31, 2021, compared to 147 and 6 as of December 31, 2020, respectively.
Cost of sales.
Cost of sales was € 87.3 million in the year ended December 31, 2021, compared to € 76.4 million in the year ended December 31, 2020, representing an increase of € 10.9 million, or 14.2%. This increase in cost of sales was mainly related to increased sales volumes.
Gross profit.
Gross profit increased € 24.2 million from € 94.0 million in the year ended December 31, 2020, to € 118.2 million in the year ended December 31, 2021, mainly driven by increased revenue in all three Materialise segments, and improved production capacity levels and efficiencies. The overall gross profit margin (gross profit divided by our revenue) amounted to 57.5% in the year ended December 31, 2021, compared to 55.2% in the year ended December 31, 2020.
Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses
. R&D, S&M and G&A expenses increased, in the aggregate, to € 109.4 million in the year ended December 31, 2021, compared to € 101.1 million in the year ended December 31, 2020. R&D expenses decreased from € 27.1 million to € 26.9 million. Excluding the € 2.1 million impairment charge on our tracheal splint program incurred in 2020, R&D expenses increased 7.5% in 2021. S&M expenses increased from € 44.6 million to € 49.2 million, driven by our Materialise Manufacturing segment, including our eyewear and Materialise Motion business lines. In the aggregate, S&M expenses were € 3.8 million below the pre-pandemic levels of the year ended December 31, 2019, because of continued lower travel expenses and cost containment in general. G&A expenses increased from € 29.3 million to € 33.3 million. The increase in G&A expenses was mainly due to the roll-out
of our ongoing internal digital transformation program.
Net other operating income.
Net other operating income increased to € 3.4 million in the year ended December 31, 2021, compared to € 2.4 million in the year ended December 31, 2020. The 2020 result included the € 2.5 million impairment of goodwill and intangibles related to the Engimplan acquisition of 2019, as a result of the
COVID-19
pandemic in Brazil that delayed the roll out of our business plan in that region, including the introduction of 3D printed devices. The 2020 result also included a positive € 0.8 million revaluation of our initial 50% interest in Materialise Motion. The 2021 Net other operating income includes the cost of € 0.2 million impairment of goodwill from the acquisition of Aldema (Metal Belgium) in 2015.

Net financial income (financial income and financial expense)
. Net financial income was € 1.5 million in the year ended December 31, 2021, compared to a net expense of € 3.5 million in the year ended December 31, 2020. This difference of € 5.0 million included a realized exchange gain of € 3.7 million, mainly from positive exchange differences from our USD proceeds on the follow-on
offering in June and July of 2021, and € 0.7 million of interest income.
Income taxes
. Income taxes in the year ended December 31, 2021 resulted in a cost of € 0.6 million, which was a combination of deferred tax income amounting to € 0.7 million and current income tax expenses of € 1.3 million. This income tax cost was mainly due to the growth in revenue, as well as the fact that mark-ups and margins applied under our consolidated group’s transfer pricing arrangements returned to pre-pandemic levels as from July 1, 2021.
Net profit
. As a result of the elements described above, net profit amounted to € 13.1 million in the year ended December 31, 2021 compared to a net loss of € 7.2 million in the year ended December 31, 2020, or an increase of € 20.3 million.
EBITDA.
As a result of the factors described above, our consolidated EBITDA increased from € 15.1 million* in the year ended December 31, 2020 to € 32.7 million in the year ended December 31, 2021, an increase of € 17.6 million, or 117%. Our 2021 EBITDA included expenses of € 0.2 million from the Aldema BV goodwill impairment. Our 2020 EBITDA included expenses of €2.5 million from Engimplan’s impairment and €2.1 million from the tracheal splint development project impairment, and income for €0.8 million from the revaluation of our initial 50% interest in Materialise Motion. These expenses and income were, among others, not reflected in our Adjusted EBITDA. Our Adjusted EBITDA increased from € 20.4 million in the year ended December 31, 2020 to € 32.5 million in the year ended December 31, 2021, an increase of € 12.1 million, or 59%. Our total segment Adjusted EBITDA increased from € 29.8 million in the year ended December 31, 2020 to € 42.7 million in the year ended December 31, 2021, an increase of € 12.9 million, or 43%.
Our Materialise Software segment’s Adjusted EBITDA increased from € 13.4 million in the year ended December 31, 2020 to € 15.8 million in the year ended December 31, 2021, an increase of € 2.4 million, or 17.9%. This segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased from 34.3% for the year ended December 31, 2020 to 36.8% in the year ended December 31, 2021. The increase in the Adjusted EBITDA margin was a result of the 9.9% growth in revenue, while S&M, R&D and G&A expenditures in the aggregate increased by 5.5% .
Our Materialise Medical segment’s Adjusted EBITDA increased from € 13.9 million in the year ended December 31, 2020 to € 20.7 million in the year ended December 31, 2021. The segment’s Adjusted EBITDA margin increased from 22.5% in the year ended December 31, 2020 to 28.2% in the year ended December 31, 2021. The increase in the segment’s Adjusted EBITDA margin was due to the 18.9% growth in revenue, and improved production capacity levels and efficiencies, while S&M, R&D, and G&A expenditures in the aggregate increased 6.1%. The year ended December 31, 2020 included a € 2.1 million impairment charge on our tracheal splint development project.
Our Materialise Manufacturing segment’s Adjusted EBITDA increased from € 2.5 million in the year ended December 31, 2020 to € 6.3 million in the year ended December 31, 2021. The Adjusted EBITDA margin of this segment increased from 3.7% in the year ended December 31, 2020 to 7.0% in the year ended December 31, 2021, as a result of the 28% revenue growth, and improved production capacity levels and efficiencies.
Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2021	2020*
Net profit	13,145	(7,192)
Income tax expense / (benefit)	591	(1,028)
Finance costs	4,101	5,995
Finance income	(5,620)	(2,452)
Share in loss of joint venture	—	39
Operating profit / loss	12,217	(4,638)
Depreciation and amortization	20,516	19,775
Corporate research and development	2,948	2,824
Corporate headquarters costs	10,317	11,719
Net other operating (income) expense	(3,527)	(3,668)
Impairments	177	4,606
Re-valuation of 50% Materialise Motion interest	—	(770)
Segment adjusted EBITDA (unaudited)	42,648	29,848

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion.

Comparison of Years Ended December 31, 2020 and 2019

	For the year ended December 31,
in 000€, except percentages	2020*	2019	% Change
Revenue	170,449	196,679	-13.3%
Cost of sales	(76,446)	(87,052)	-12.2%
Gross profit	94,003	109,627	-14.3%
Research and development expenses	(27,104)	(23,348)	16.1%
Sales and marketing expenses	(44,636)	(52,989)	-15.8%
General and administrative expenses	(29,337)	(31,786)	-7.7%
Net other operating income (expenses)	2,436	5,432	-55.2%
Operating profit	(4,638)	6,936	-166.9%
Financial expenses	(5,995)	(3,682)	62.8%
Financial income	2,452	1,377	78.1%
Share in loss of joint venture	(39)	(392)	-90.1%
Profit (loss) before taxes	(8,220)	4,239	-293.9%
Income tax expense / (benefit)	1,028	(2,595)	-139.6%
Net profit (loss)	(7,193)	1,644	-537.5%

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion.

Comparison of the Years Ended December 31, 2020 and 2019 by Segment

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the year ended December 31, 2020
Revenues	39,054	61,729	69,635	170,418	31	170,449
Segment Adjusted EBITDA	13,383	13,914	2,546	29,843	(9,465)	20,378
Segment Adjusted EBITDA %	34.3%	22.5%	3.7%	17.5%	—	12.0%
For the year ended December 31, 2019
Revenues	41,654	60,808	94,156	196,618	61	196,679
Segment Adjusted EBITDA	13,812	10,774	12,154	36,740	(10,084)	26,656
Segment Adjusted EBITDA %	33.2%	17.7%	12.9%	18.7%	0.0%	13.6%

(1)
Unallocated Segment Adjusted EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense) and the added share-based compensation expenses, acquisition related expenses of business combinations, impairment and fair value of business combinations that are included in Adjusted EBITDA when not attributable to a segment.

Revenue.
Revenue was € 170.4 million in the year ended December 31, 2020 compared to € 196.7 million in the year ended December 31, 2019, a decrease of € 26.2 million, or 13.3%.
Revenue by geographical area is presented as follows:

	For the year ended December 31
in 000€	2020	2019
Americas	52,562	59,630
Europe & Africa	100,371	117,784
Asia-Pacific	17,516	19,265
Total	170,449	196,679
Revenue generated in Europe decreased by € 17.4 million, or 14.8%, in the year ended December 31, 2020 compared to the year ended December 31, 2019, mainly due to lower revenue from our Materialise Manufacturing segment, and to a lesser extent due to lower revenue from our Materialise Software and Materialise Medical segments. Revenue generated throughout the Americas decreased by € 7.1 million, or 11.9%, in the year ended December 31, 2020 compared to the year ended December 31, 2019. In the Americas, revenue from the Materialise Manufacturing segment decreased, revenue from the Materialise Medical segment increased and revenue from the Materialise Software segment was essentially flat. Revenue generated in Asia-Pacific decreased by € 1.7 million , or 9.1%, in the year ended December 31, 2020 compared to the year ended December 31, 2019. The main decreases in this region occurred in the Materialise Software and the Materialise Manufacturing segments.
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
Revenue from our Materialise Medical segment increased € 0.9 million, or 1.5%, from € 60.8 million in the year ended December 31, 2019 to € 61.7 million in the year ended December 31, 2020. Medical software revenue grew by 3.3% from 2019 to 2020. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 2.4%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 77.0% of all medical software revenues in the year ended December 31, 2020, compared to 77.7% in the year ended December 31, 2019. Our non-recurrent
revenue from perpetual licenses and services increased also 6.3%. Revenues from medical devices and services grew 0.7% in the year ended December 31, 2020. As of December 31, 2020, our Materialise Medical segment operated 41 3D printers, as compared to 32 as of December 31, 2019.

Revenue from our Materialise Manufacturing segment decreased from € 94.2 million in the year ended December 31, 2019 to € 69.6 million in the year ended December 31, 2020, representing a decrease of €24.5 million. During 2020, the revenue of our ACTech business decreased by € 18.2 million. The sales decrease was driven by the global economic impact of the
COVID-19
pandemic, which affected our manufacturing market segments in general, and the automotive and aerospace market in particular. As of December 31, 2020, Materialise Manufacturing operated 147 3D printers, six vacuum casting machines and 20 CNC machines, as compared to 149, six and 20 as of December 31, 2019, respectively. The total number of 3D printers decreased from the year ended December 31, 2019 to the year ended December 31, 2020, by 2 printers.
Cost of sales.
Cost of sales was € 76.4 million in the year ended December 31, 2020, compared to € 87.1 million in the year ended December 31, 2019, representing a decrease of €10.5 million, or 12.1%. This decrease in cost of sales was mainly related to decreases in sales volumes.
Gross profit.
Gross profit decreased € 15.7 million from € 109.7 million in the year ended December 31, 2019, to € 94.0 million in the year ended December 31, 2020, mainly driven by the decreased revenue in the Materialise Manufacturing segment. The overall gross profit margin (gross profit divided by our revenue) amounted to 55.2% in the year ended December 31, 2020, compared to 55.8% in the year ended December 31, 2019. The slight deterioration of the margin was mainly driven by the decrease in sales volume in the Materialise Manufacturing segment. The corresponding decrease in revenue was not fully matched by the reductions in certain fixed costs, mainly salary costs, from efficiency programs that were implemented during the year ended December 31, 2020.
Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses
. R&D, S&M and G&A expenses decreased, in the aggregate, to €101.1 million in the year ended December 31, 2020, compared to €108.1 million in the year ended December 31, 2019. R&D expenses increased from € 23.3 million to € 27.1 million, S&M expenses decreased from € 53.0 million to € 44.6 million and G&A expenses decreased from € 31.8 million to € 29.3 million. The R&D cost increase included an impairment charge on the tracheal splint development project of € 2.1 million. However, even without this cost, the R&D expenses increased 7.1% from € 23.3 million to € 25.0 million. In total, the intangible assets related to the internal development projects amounted to € 1.1 million on our balance sheet at December 31, 2020.
Net other operating income.
Net other operating income decreased to € 2.4 million in the year ended December 31, 2020, compared to € 5.4 million in the year ended December 31, 2019. The 2020 result included the € 2.5 million impairment of goodwill and intangibles related to the Engimplan acquisition of 2019, as a result of the
COVID-19
pandemic in Brazil that delayed the roll out of our business plan in that region, including the introduction of 3D printed devices. The 2020 result also included a positive € 0.8 million revaluation of our initial 50% interest in Materialise Motion.
Net financial expense (financial expenses and financial income)
. In each of 2019 and 2020, the net financial expense mainly related to the net interest expense from loans and deposits of financial institutions. The net financial result (financial expenses and financial income) increased from € 2.3 million in the year ended December 31, 2019 to € 3.5 million in the year ended December 31, 2020. This increase was mainly due to an increase of (un)realized exchange losses of € 1.5 million, partly offset by the fair value adjustment of the FluidDa convertible loan for € 0.3 million.
Income taxes
. Income taxes in the year ended December 31, 2020 resulted in a benefit of € 1.0 million, which was a combination of deferred tax benefit of € 1.0 million and current income taxes of € 0.0 million. This tax benefit was mainly due to the new German tax law enabling tax carry-back on 2019 taxes. Income tax expenses in 2019 amounted to € 2.6 million.
Net profit
*. As a result of the factors described above, net loss was € 7.2 million in the year ended December 31, 2020 compared to a net profit of € 1.6 million in the year ended December 31, 2019, or a decrease of € 8.8 million.
EBITDA.
As a result of the factors described above, our consolidated EBITDA decreased from € 26.2 million in the year ended December 31, 2019 to € 15.1 million in the year ended December 31, 2020, a decrease of €11.1 million, or 42.3%. Our EBITDA included expenses of € 2.5 million from Engimplan’s impairment and € 2.1 million from the tracheal splint development project impairment, and income for € 0.8 million from the revaluation of our initial 50% interest in Materialise Motion, which expenses and income were not reflected in our Adjusted EBITDA. Our Adjusted EBITDA decreased from €26.7 million in the year ended December 31, 2019 to €20.4 million in the year ended December 31, 2020, a decrease of € 6.3 million, or 23.5%.
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
COVID-19
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
Our Materialise Manufacturing segment’s Adjusted EBITDA decreased from € 12.2 million in the year ended December 31, 2019 to € 2.5 million in the year ended December 31, 2020. The Adjusted EBITDA margin of this segment decreased from 12.9% in the year ended December 31, 2019 to 3.7% in the year ended December 31, 2020. While the gross margin dropped by 7%, operating expenses (S&M, R&D, and G&A) decreased by 14.7%.

Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2020*	2019
Net profit (loss)	(7,192)	1,644
Income tax expense / (benefit)	(1,028)	2,595
Finance costs	5,995	3,682
Finance income	(2,452)	(1,377)
Share in loss of joint venture	39	392
Operating profit	(4,639)	6,936
Depreciation and amortization	19,775	19,278
Corporate research and development	2,824	1,859
Corporate headquarters costs	11,719	11,077
Net other operating income (expense)	(3,668)	(2,410)
Impairments	4,606	—
Re-valuation of 50% Materialise Motion interest	(770)	—
Segment Adjusted EBITDA (unaudited)	29,847	36,740

*	The year 2020 has been adjusted retrospectively restated to reflect the final accounting of the business combination with Materialise Motion.
B. Liquidity and Capital Resources
Prior to our initial public offering, we historically funded our operations principally from cash generated from operations and borrowings. From our initial public offering on June 30, 2014 through December 31, 2021, we have raised approximately $258.5 million in aggregate net proceeds from public offerings of our ADSs and a private placement of our ordinary shares. Most recently, on July 6, 2021, we sold 4,600,000 ADSs in a follow-on
public offering at a public offering price of $24.00 per ADS, and received net proceeds of approximately $105 million. As we continue to grow our business, we envision funding our operations through multiple sources, including the remaining proceeds from our equity offerings, and future earnings and cash flow from operations and borrowings. We may also seek to raise additional capital from offerings of our equity or debt securities on an opportunistic basis when we believe there are suitable opportunities for doing so.
We expect our main uses of cash in the future will be funding our business operations, capital expenditures and loan reimbursements, acquisitions and partnerships. We believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next 12 months.
Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this annual report titled “Item 3. Key Information—D. Risk Factors,” some of which are outside of our control. Macro-economic conditions, including the impact of the
COVID-19
pandemic and the armed conflict in Ukraine on the global economy, could hinder our business plans, which could, in turn, adversely affect our financing strategy.
Cash Flows
The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2021, 2020 and 2019.

	For the year ended December 31,
in 000€	2021	2020	2019
Net cash flow from operating activities	25,845	29,978	28,402
Net cash flow from/(used in) investing activities	(13,134)	(28,265)	(25,617)
Net cash flow from/(used in) financing activities	71,156	(16,888)	10,781
Net increase / (decrease) of cash and cash equivalents	83,867	(15,175)	13,566

Comparison of Years Ended December 31, 2021 and 2020
Net cash flow from operating activities amounted to € 25.8 million in the year ended December 31, 2021 compared to € 30.0 million in the year ended December 31, 2020, a decrease of € 4.1 million, or 14%. The increase in Adjusted EBITDA of € 12.1 million was offset in full by the adverse impact from the revenue growth on our working capital.
Net cash flow used in investing activities was € 13.1 million in the year ended December 31, 2021 compared to € 28.3 million in the year ended December 31, 2020, a decrease of € 15.2 million, or 54%. In 2020, in addition to capital expenditures of €17.6 million, cash flow used in investing activities were impacted by the acquisition of our remaining interest in Materialise Motion and convertible loans we granted to Ditto and AM Flow. For more information regarding these loans, see Note 3 to our consolidated financial statements. In 2021, our capital expenditures amounted to € 11.7 million and the convertible loan granted to Ditto of € 3.9 million was fully repaid. We also granted a convertible loan to Link3D for € 2.2 million and purchased an option agreement to acquire Link3D for € 1.7 million. Additionally, PMV, who owned 16.66% of the shares of our subsidiary RapidFit NV, exercised its put option in 2021, resulting in us paying € 0.9 million to acquire this remaining 16.66% of the shares of RapidFit NV.
Net cash flow from financing activities was € 71.2 million in the year ended December 31, 2021 compared to € 16.9 million in net cash flow used in financing activities in the year ended December 31, 2020. The positive cash flow in 2021 was driven by the net capital increase € 88.1 million. In 2021, we also did not enter into any new loans or borrowings, while the repayment of borrowings and leases amounted to €18.1 million.
Comparison of Years Ended December 31, 2020 and 2019
Net cash flow from operating activities was € 30.0 million in the year ended December 31, 2020 compared to € 28.4 million in the year ended December 31, 2019, an increase of € 1.6 million, or 5.6%. The decrease in Adjusted EBITDA (€6.3 million) was offset in full by improvements in our working capital.
Net cash flow used in investing activities was € 28.3 million in the year ended December 31, 2020 compared to € 25.6 million in the year ended December 31, 2019, an increase of € 2.6 million, or 10.3%. In 2020, in addition to capital expenditures of € 17.6 million, cash flow used in investing activities were impacted by the acquisition of our remaining interest in Materialise Motion and convertible loans we granted to Ditto and AM Flow. For more information regarding these loans, see Note 3 to our consolidated financial statements.
Net cash flow used in financing activities was € 16.9 million in the year ended December 31, 2020 compared to € 10.8 million in net cash flow from financing activities in the year ended December 31, 2019, a decrease of € 27.7 million, or 256.7%. In 2020 we did not enter into any new loans or borrowings, while the repayment of borrowings and leases amounted to €17.4 million. During 2019, we drew an additional €25.0 million tranche under our finance contract with the European Investment Bank, and €4.0 million to finance capital expenditures from other credit institutions.
Investments in Property, Plant & Equipment and Intangible Assets
The table below describes cash paid for investments in property, plant & equipment and intangible assets for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
in 000€	2021	2020	2019
Purchase of property, plant and equipment	7,934	11,032	13,472
Purchase of intangible assets	3,788	6,618	2,193
Total	11,722	17,650	15,665

Indebtedness
As of December 31, 2021, we had loans and borrowings in the total amount of € 99.1 million, with mainly fixed interest rates. These loans include secured bank loans used to finance the acquisition of ACTech, the construction of office and production facilities in Belgium and Poland, the acquisition of production equipment and installations, and research and development projects.
The following table sets forth our principal indebtedness:

	As of December 31
in 000€	2021	2020	2019
K€35,000 EIB bank loan	33,333	35,000	35,000
K€28,000 acquisition bank loan	15,604	18,621	21,612
K€18,000 secured bank loans	16,592	17,013	17,429
K€12,300 bank loans ACTech	8,160	10,470	11,850
K€9,050 other facility loans	2,248	2,910	3,599
Bank investment loans - top 20 outstanding	12,852	17,280	22,132
Bank investment loans - other	1,569	2,681	4,429
Lease liabilities	8,621	10,624	9,876
Institutional loan	—	353	824
Convertible bonds	—	—	1,000
Related party loan	128	158	187
Total loans and borrowings	99,107	115,110	127,938
Current	21,202	17,523	16,838
Non-Current	77,905	97,588	111,100
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
two-year
loan repayment grace period.
In July 2019, the second tranche of € 25.0 million was drawn. Similar to the first tranche, the duration of the loan will be between six to eight years, and includes a two-year
loan repayment grace period.
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
K€28,000
Acquisition loan
This bank loan was concluded in October 2017 to finance the acquisition of ACTech. The loan includes a portion of € 18.0 million, repayable monthly over seven years, and a bullet portion of € 10.0 million, payable at once in October 2024. The interest rate is fixed for the duration of the loan, and amounts to 1% on average for both portions. The bank loans are secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants.
K€18,000 secured bank loans
The € 18.0 million loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to € 12.0 million (drawn per end 2020: € 11.7 million; per end 2019 € 11.7 million), and with reimbursements only starting in December 2022. The agreement for the Polish facility financing amounts to € 6.0 million (fully drawn per end of 2018), and with reimbursements only starting in June 2019. The average interest rate of both agreements amounts to 1%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

K€12,300
bank loans
In March 2018, three bank loans originating from the acquired ACTech business were refinanced in their entirety for an aggregate amount of € 9.3 million, with the maturity adjusted to May 2025 and the first repayments beginning in August 2020. The interest rate was fixed at approximately 1.6%, and pledges including a € 4.7 million mortgage on ACTech’s facilities and guaranteed by Materialise NV. In addition, a new investment credit of € 3.0 million was obtained from Commerzbank in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%.
K€9,050 - Other facility loans
Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (€ 2.0 million, € 0.3 million and € 5.0 million respectively) and another loan for the Czech Republic offices in 2008 (€ 1.8 million). The aggregate balance of the four loans amounted to €2.9 million as of December 31, 2021. All loans have a repayment schedule of 15 years and interest rates are fixed between 4% and 5% for the four loans.
Bank investment loans
The 20 largest of these investment loans outstanding as of December 31, 2021 amount to a balance of € 12.9 million. They were agreed in 2018, 2017 and prior years to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.
K€8,621 Lease liabilities included lease with related party
We have had several lease obligations, mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As at December 31, 2021 the balance of these lease obligations amounts to € 8.6 million, and are mostly at fixed interest rates with weighted average below 2%.
K€2,000 institutional loan
This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of € 2.0 million. The loan was repayable over a four year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter. This loan was repaid in full during the year ended December 31, 2021.
Related party loan
Ailanthus NV previously granted us a loan at a fixed interest rate of 4.23% that matures in 2025. Prior to the merger between Ailanthus NV and Materialise NV, Ailanthus NV was demerged into Lunebeke NV, a newly incorporated company. As a result of this demerger, the loan was transferred from Ailanthus NV to Lunebeke NV. For more information on the merger and related demerger, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The purpose of the loan was to finance the purchase of a building in France. The amounts outstanding as of December 31, 2021 were K€128 (2020: K€158; 2019: K€187). The interest expense for the year ended December 31, 2021 was K€5 (2020: K€7; 2019: K€9).
Material Unused Sources of Liquidity
Our cash and cash equivalents as of December 31, 2021, 2020 and 2019 were € 196.0 million, € 111.5 million and € 128.9 million, respectively. We have no longer undrawn lines of credit at December 31, 2021.
Transfers from Subsidiaries
The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country, certain capital transfers to and from

Ukraine are subject to obtaining a specific permit and current legislation in Brazil permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2021, 2020 and 2019, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.
Contractual Obligations
Our contractual commitments will have an impact on our future liquidity. The table below sets forth our contractual obligations as of December 31, 2021, which represents contractually committed future obligations:

in 000€	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Loans and borrowings	90,486	17,849	39,837	18,610	14,190
Lease Liabilities	8,621	3,353	3,426	861	981
Scheduled interest payments (1)	5,384	1,374	2,116	1,061	832
Purchase obligations	7,043	6,723	320	0	0
Total	111,534	29,299	45,699	20,532	16,003

(1)	Scheduled interest payments comprise the interest payable on loans and borrowings and lease commitments. No interest is payable on the other contractual obligations in the above table.
As of December 31, 2021 and 2020, we had no significant purchase commitments related to property, plant & equipment.
C. Research and Development, Patents and Licenses
For information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”
D. Trend Information
Impact of
COVID-19
on our Business
In 2020, the vast majority of the businesses addressed by our segments were adversely affected by the effects of the COVID-19 pandemic, which had a negative impact on our results of our operations. These effects diminished in 2021, although we continued to experience the negative impact from the pandemic in certain business lines that have not yet recovered in full. In particular, during the first half of 2021, order intake levels from automotive, aerospace and certain industrial clients in our Materialise Software and Materialise Manufacturing segments remained below the historical levels pre-pandemic 2019. To date, we have not incurred significant bad debt or major delays in trade payments as a result of the pandemic.
Impact of the armed conflict in Ukraine
As discussed in more detail in “Item 3. Key Information—D. Risk Factors” of this annual report, we have historically maintained an office in Kyiv, employing over 400 collaborators who are mainly engaged in engineering, software development and supporting IT and staff functions. As a result of the armed conflict in Ukraine, our operations from our Kyiv office have come to a standstill.
To-date, most our our personnel from the office in Kyiv have continued to work for us throughout the armed conflict, either remotely from Ukraine or other neighboring countries or from our Wroclaw office, while others remain unable to perform their work. As of the date of this annual report, we have been able to continue servicing our customers without significant disruption or delay, as personnel with similar skills and competencies located elsewhere in the world have increased their roles and responsibilities to assist displaced personnel.
Despite our initiating an intense relocation and support program, it is impossible to predict how much of our Ukrainian workforce will be able or willing to continue working for us. As we are unable to predict how the armed conflict in Ukraine will evolve, we cannot exclude that delays or disruption in certain of our services may occur, which could impact our business and operations, results of operations, financial condition, cash flows and liquidity.
Although the impact of the armed conflict in Ukraine has not had a material adverse effect on our financial results to-date, we have incurred and will continue to incur expenses related to the relocation and support efforts of Ukrainian personnel, and we will be affected by additional operating expenses from hiring additional and more expensive resources outside Ukraine.
It is still uncertain to what extent some of the development projects of our Materialise Software and Materialise Medical segments, and to a lesser extent our Materialise Manufacturing segment, will be impacted. As a result of such impact, some of our anticipated product releases may be delayed, which may adversely affect our revenue.
In addition, although only less than 0.3% of our revenue in 2021 was generated in Russia, we expect that the trade sanctions that have been imposed against Russia by, among others, the United States and the European Union, will have a negative impact on our revenue for the year ended December 31, 2022.
As of the date of this annual report, we are unable to predict how the armed conflict in Ukraine will evolve or what the impact of any political and direct and indirect economic repercussions will be on the global economy and our business. Indirect economic repercussions could, for example, come from continued or further increased inflation, or currencies instability. As a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity.
E.    Critical Accounting Estimates
For information regarding our critical accounting estimates, see “—Operating Results—Critical Accounting Policies and Accounting Estimates” above.
Off-Balance Sheet Arrangements
We do not have any
off-balance
sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 6. DIRECTORS,	SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information with respect to the current members of our board of directors and senior management:

Name	Age	Position
Directors:
Wilfried Vancraen	60	Founder, Director & Chief Executive Officer
Peter Leys	57	Executive Chairman
A Tre C CVOA, represented by Johan De Lille	59	Director
Hilde Ingelaere	60	Director & Executive Vice President
Sander Vancraen	31	Director
Jürgen Ingels	51	Director
Jos Vander Sloten	59	Director
Lieve Verplancke	62	Director
Bart Luyten	45	Director
Volker Hammes	58	Director
Senior Management and Executive Committee Members:
Wilfried Vancraen	60	Founder, Director & Chief Executive Officer
Peter Leys	57	Executive Chairman
Hilde Ingelaere	60	Director & Executive Vice President
Seaquence BV, represented by Johan Pauwels	54	Executive Vice President, Chief Operating Officer
Bart Van der Schueren	55	Executive Vice President, Chief Technology Officer
Alfinco BV, represented by Johan Albrecht	58	Executive Vice President, Chief Financial Officer
De Vet Management BV, represented by Brigitte de Vet-Veithen	51	Vice President, Materialise Medical segment
Level 5 BV, represented by Jurgen Laudus	43	Vice President, Materialise Manufacturing segment
Eduard Crits	63	Chief Information Officer
SoHo services, represented by Conny Hooghe	56	Vice President, Human Resources
Carla Van Steenbergen	46	Vice President, Chief Legal Officer
The term of the directorship of each member of our board of directors will expire at the 2022 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium. Our board of directors has determined that Jürgen Ingels, Bart Luyten, Volker Hammes, Lieve Verplancke and A Tre C CVOA (represented by Johan De Lille) are independent under Belgian law and the Nasdaq Stock Market listing requirements.
The following is a brief summary of the business experience of the current members of our board of directors:
Wilfried Vancraen
.
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

Peter Leys
.
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
Johan De Lille
. Johan De Lille has represented A Tre C CVOA as one of our directors since July 2006, and A Tre C CVOA has been an independent director of Materialise since 2006. Mr. De Lille started his professional career as an auditor at Arthur Andersen LLP in 1988. In 1994, he became Vice President & Group Controller of Ackermans & van Haaren NV, a Belgian public holding company. In 1999, he became Chief Financial Officer of Easdaq/Nasdaq Europe and took on the role of Chief Financial Officer of Option NV, a Belgian public technology company, in 2001. Mr. De Lille joined Delhaize Group, a Belgian public company, as Vice President & Controller in September 2002, and later became Chief Internal Auditor of the Delhaize Group in August 2006, and Chief Financial Officer of Delhaize Belgium in January 2009. Since 2013, Mr. De Lille has acted as Chief Financial & Information Officer of BMT Group, an industrial family owned holding company active in high-precision machining. Mr. De Lille serves as an independent director on the board of directors of Boma NV, a Belgian private company specializing in cleaning products. In 1988, Mr. De Lille was the award winner for the best final paper of the Department of Economics from KU Leuven. In 2010, he received the CFO Magazine Award for the Best Finance Team of the year for Working Capital in Belgium. Mr. De Lille holds a Master’s degree in Economics, with a major in Econometrics and Mathematical Economics, from KU Leuven.
Hilde Ingelaere
.
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
Sander Vancraen
.
Sander Vancraen has served as one of our directors since 2020. Mr. Vancraen holds a Bachelor’s degree in Aerospace Engineering from Delft University of Technology, with a thesis on a GES (Gravity Explorer Satellite), providing data on temporal changes in Earth’s gravity field for scientific use at low cost. He also holds a Master’s degree in Aerospace Engineering, track Space Exploration, fromDelft University of Technology, with a thesis on aCOTS GNSS Receiver, testing of an onboard receiver for the Indian Space Research Organization. In 2013, he did a three month internship at Materialise USA in Plymouth, MI, supporting the clinical engineering team. From 2013 to 2018, he managed a guesthouse, Intermezzo. Since October 2018, he has been a design engineer for the EASA DOA of TUI fly, a charter airline.
Jürgen Ingels
. Jürgen Ingels has served as one of our independent directors since November 2013. Mr. Ingels is Founder and Managing Partner of SmartFin, a growth stage private equity fund that was set up in December 2014. In October 2014, Mr. Ingels sold Clear2Pay NV/S.A., a global innovative payments software technology company he founded in 2000, to FIS Global. The clients of Clear2Pay include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The U.S. Federal Reserve, Royal Bank of Scotland, The People’s Bank of China (PBOC). Mr. Ingels started his career in private equity in 1997 at Dexia NV/S.A., where his role was focused on investing in technology companies. Mr. Ingels currently serves as a director on the board of directors for Guardsquare NV, Projective NV, Itineris NV, Willemen Groep, Ghelamco NV, WDP (Euronext), and Recharge.com. In 2018, Mr. Ingels founded
Scale-Ups.eu
and organized Supernova, a
four-day
technology event in Antwerp with over 30.000 visitors.
Mr. Ingels holds a Master’s degree in Business Administration and a Master’s degree in Political and Social Sciences from the University of Antwerp. In 2020 Mr. Ingels published his first book
Start Grow Sell
. In the book he reveals 50 lessons he has learned as an entrepreneur.
Jos Vander Sloten
.
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
Lieve Verplancke
. Lieve Verplancke has served as one of our independent directors since June 2015. Ms. Verplancke began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary until 2012. Ms. Verplancke has also served as a board member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, the Euronext fund, Quest for Growth, MDxHealth and the Stichting tegen Kanker. She is also the founder and managing director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD – KU Leuven), Ms. Verplancke holds a postgraduate degree in Economics and a Master in Business Administration from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

Bart Luyten
.
Bart Luyten has served as one of our independent directors since June 2017 and also previously served as representative of one of our directors from 2012 to 2015. Mr. Luyten is Founder and Managing Partner of SmartFin, a private equity fund platform investing in early- and growth stage technology companies through four investment entities under the SmartFin brand. Previously, Mr. Luyten was the Founder and Managing Director of Sniper Investments NV, a B2B technologies fund that was set up in 2010. Mr. Luyten has experience as Investment Director of Partners At Venture, Managing Partner of Privast Capital Partners and General Partner of Nausicaa Ventures, all Belgian-based private equity and venture capital funds with a focus on B2B technology investments. Mr. Luyten currently holds positions on the boards of directors of a number of European B2B technology companies such as Betty Blocks, Recharge and Eyesee. Mr. Luyten holds a Master of Science degree in Applied Economics from the University of Antwerp and a postgraduate Master degree in SME management from VIZO Brussels.
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
Johan Pauwels
. Johan Pauwels has served as an Executive Vice President of our company since January 2011 and has been with our company since our founding. In 1990, Mr. Pauwels completed his Master’s thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Mr. Pauwels stayed on with our company, focusing on software development to support our 3D printing services. Throughout his career with our company, Mr. Pauwels has held several positions, including Software Sales Manager and Director of Sales, and is currently an Executive Vice President responsible for global sales organization and our sales offices around the world. As of 2021, Mr. Pauwels is also the Chief Operating Officer of our company. Mr. Pauwels holds a Master’s degree in Electro-Mechanical Engineering from KU Leuven.
Bart Van der Schueren
. Bart Van der Schueren has served as an Executive Vice President of our company since January 2011 and as our Chief Technology Officer since 2016. In February 2022, he also assumed the position of Vice President of the Materialise Software segment. Prior to joining Materialise, Mr. Van der Schueren was at KU Leuven as a liaison engineer for the newly founded Materialise and established the basic research activities for the company while also founding the research activities in 3D printing at the KU Leuven. Mr. Van der Schueren then went on to obtain a PhD in selective laser metal sintering. In 1995, Mr. Van der Schueren officially joined Materialise and ran the service bureau. Over the years, his dedication and expertise has grown the service bureau from a regional player to one of the most prominent additive manufacturing facilities in Europe. In 2011, Mr. Van der Schueren became an Executive Vice President of our company, responsible for the Materialise Manufacturing segment and focusing on production and engineering services. Since 2018, Mr. Van der Schueren is globally responsible for the research activities of Materialise, and since 2022, he is also responsible for the activities of the Materialise Software segment. Mr. Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Master’s degree in Mechanical Engineering from KU Leuven.
Johan Albrecht
. Johan Albrecht has represented Alfinco BV as our Chief Financial Officer since August 2015. Mr. Albrecht joined Materialise from BARC NV, a global central laboratory that supports the pharmaceutical and biotech industry in the development of new drugs, where he served as Chief Financial Officer between 1989 and 2015, with responsibility for its worldwide financial and business reporting and control systems. Mr. Albrecht was also a member of BARC NV’s executive committee and a director in its subsidiaries in Belgium, the United States, China, Australia, Singapore and South Africa. After Cerba European Lab, a network of 200 laboratories, acquired BARC NV in 2007, Mr. Albrecht also joined Cerba European Lab’s executive committee in 2011. Prior to joining BARC NV, Mr. Albrecht served in various financial capacities with Pizzaland Benelux (United Biscuits), Applied Data Research and Minit International. Mr. Albrecht holds a postgraduate degree in corporate finance from KU Leuven and a Bachelor of Science in Business Administration from HU Brussels University
.
Brigitte de
Vet-Veithen
. Brigitte de
Vet-Veithen
has represented De Vet Management BV as Vice President Medical since June 2016. Mrs. de
Vet-Veithen
has more than 20 years of experience in the Healthcare and Life Sciences Sector. She has worked in various management roles for Johnson & Johnson, ultimately serving as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis in Germany. Before joining Materialise she has held various leadership roles as representative of De Vet Management BV including the role of Chief Executive Officer of Acertys group, a provider of medical devices, software, services and supplies to hospitals and medical professionals. Mrs. de
Vet-Veithen
holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.
Jurgen Laudus
. Jurgen Laudus serves as Vice-President of our Materialise Manufacturing segment. Mr. Laudus joined us in August 2001 as project manager and continued to our U.K. office to become Rapid Tooling manager in 2003. For two years, Mr. Laudus was responsible for both our Rapid Tooling sales support and production management. In 2005, Mr. Laudus returned to Belgium to become international production manager for our additive manufacturing services and later on sales manager, playing an active role in the growth of the additive manufacturing production activities of Materialise. Mr. Laudus holds a Master of Science degree in Engineering from the KU Leuven.
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
Family Relationships
Wilfried Vancraen and Hilde Ingelaere are spouses. Sander Vancraen is the son of Wilfried Vancraen and Hilde Ingelaere. No other family relationship exists between any members of our board of directors or senior management.
Board Diversity Disclosure
In accordance with Nasdaq Listing Rule 5606, each company must disclose annually information on each director’s voluntary self-identified characteristics. The table below includes information on the diversity of our board of directors based upon information voluntarily provided by each director.
Board Diversity Matrix

Country of Principal Executive Offices:	Belgium
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation
Compensation of Directors
Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2021, only the directorships of Mr. Wilfried Vancraen, Mr. Leys, Ms. Ingelaere, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke and Mr. Hammes were remunerated. See “—Compensation of Senior Management and Executive Committee” below for more information about the remuneration of the directorships of Mr. Wilfried Vancraen, Mr. Leys and Ms. Ingelaere. During the year ended December 31, 2021, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke and Mr. Hammes each received annual remuneration equal to € 10,000. In addition, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke and Mr. Hammes each received a remuneration of € 1,250 per physical board meeting that he or she attended and € 625 for each board meeting held via conference call (lasting more than one hour) that he or she attended.
In addition, the Chairman of the Audit Committee received an annual remuneration of € 7,500. Each independent member (including the Chairman) of the Audit Committee or the Remuneration and Nomination Committee received a remuneration of € 1,250 for each physical committee meeting that he or she attended, and € 625 for each committee meeting held via conference call (lasting more than one hour) and that he or she attended. The Remuneration and Nomination Committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, our board of directors sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the board of directors committees and the rules for reimbursement of directors’ business-related out-of-pocket
expenses.
Compensation of Senior Management and Executive Committee
In 2021, the aggregate total gross compensation of our senior management amounted to € 2.9 million, which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the remuneration of the directorships of Mr. Wilfried Vancraen, Mr. Leys and Ms. Ingelaere and the compensation for the members of the Executive Committee.
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
Our board of directors entrusted the daily management of the company to Wilfried Vancraen, our Chief Executive Officer, in conformity with article 7:121of the Belgian Companies and Associations Code.
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
Audit Committee
The Audit Committee consists of three members: Johan De Lille (Chairman), Bart Luyten and Jürgen Ingels. Our board of directors has determined that Messrs. De Lille, Luyten and Ingels are independent under Rule
10A-3
of the Exchange Act and the applicable rules of the Nasdaq Stock Market and that each of Messrs. De Lille, Luyten and Ingels qualifies as an “audit committee financial expert” as defined under the Exchange Act.
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

Our Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. It is also authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that would be needed for this task. It is entitled to receive reports directly from the auditors, including reports with recommendations on how to improve our control processes.
Remuneration and Nomination Committee
Our Remuneration and Nomination Committee consists of three members: Wilfried Vancraen, Jozef Vander Sloten and Lieve Verpancke. Our board of directors has determined that Ms. Verplancke is independent under the applicable rules of the Nasdaq Stock Market.
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

	At December 31,
	2021	2020	2019
Total	2,332	2,163	2,177
Segments:
Materialise Software	281	285	303
Materialise Medical	861	738	763
Materialise Manufacturing	752	760	775
Additional staff	438	380	336
We currently do not have a workers’ council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.
E. Share Ownership
The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 22, 2022, for each member of our board of directors and senior management as of April 22, 2022:

	Ordinary Shares Beneficially Owned as of April 22, 2022
Name of beneficial owner (1)	Number (2)	Percent (2)
Wilfried Vancraen (3)	32,251,036	54.6
Peter Leys (4)	320,459	*
A Tre C CVOA, represented by Johan De Lille (5)	—	—
Sander Vancraen	—	—
Jürgen Ingels	—	—
Jos Vander Sloten	12,000	*
Lieve Verplancke	—	—
Hilde Ingelaere (3)	32,251,036	54.6
Bart Luyten	—	—
Volker Hammes	—	—
Johan Pauwels (6)	150,545	*
Bart Van der Schueren (7)	143,346	*
Johan Albrecht (8)	10,545	—
Jurgen Laudus (9)	45,145	*
Carla Van Steenbergen (10)	28,635	*
Brigitte de Vet-Veithen (11)	27,793	*
Conny Hooghe	—	—
Eddy Crits	—	—

*	Less than 1%
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 22, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(3)
Consists of (i) 110,545 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 110,545 ordinary shares and 27,135 ADSs held by Ms. Ingelaere and (iii) 30,858,964 ordinary shares and 1,116,712 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (
maatschap
) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere.

(4)
Consists of (i) 7,040 ADSs held by Peter Leys, 4,215 ADSs held by Els Kindt (the spouse of Peter Leys), 22,862 ADS held by Riverside, a partnership (
maatschap
) that is controlled and managed by Mr. Leys and Ms. Kindt and 75,000 ADSs held by Mountain View, a partnership that is controlled and managed by Mr. Leys and Ms. Kindt and (ii) 6,000 ordinary shares held by Peter Leys, 103,561 ordinary shares held by Els Kindt and 101,781 ordinary shares held by Mountain View.

(5)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(6)
Consists of (i) 40,000 ordinary shares and 10,545 ADSs held jointly with Mr. Pauwels’ spouse Kristine Van Muylder, and (ii) 100,000 ordinary shares jointly held by Mr. Pauwels and Ms. Van Muylder through Sorelle, a partnership that is controlled and managed by Mr. Pauwels and Ms. Van Muylder.

(7)	Consists of (i) 124,552 ordinary shares held by Mr. Van der Schueren and (ii) 18,794 ADSs held by Mr. Van der Schueren.
(8)
Consists of 10,545 ADSs held by Mr. Albrecht. Does not include 4,545 warrants issued and granted to Mr. Albrecht under the 2014 Warrant Plan, which warrants are exercisable for 4,545 ordinary shares at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024 (with the percentage vesting on each applicable vesting date calculated as a percentage of the total number of warrants initially granted).

(9)	Consists of 45,145 ADSs held by Mr. Laudus.
(10)	Consists of 10,545 ordinary shares and 18,090 ADSs held by Ms. Van Steenbergen.
(11)	Consists of 18,000 ordinary shares and 9,793 ADSs held by Ms. de Vet-Veithen.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 22, 2022, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially Owned as of April 22, 2022
Name of Beneficial Owner (1)	Number (2)	Percent (2)
Wilfried Vancraen (3)	32,251,036	54.6
Hilde Ingelaere (3)	32,251,036	54.6
ARK Investment Management LLC (4)	6,128,880	11.31

(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 22, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(3)
Consists of (i) 110,545 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 110,545 ordinary shares and 27,135 ADSs held by Ms. Ingelaere and (iii) 30,858,964 ordinary shares and 1,116,712 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (
maatschap
) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere.

(4)
Based on a Schedule 13G/A filed with the SEC on February 9, 2022 by ARK Investment Management LLC (“ARK”). ARK is an investment advisor and in the Schedule 13G/A filed by ARK it is reported that ARK has (a) sole voting power with respect to 5,807,312 ADSs; (b) shared voting with respect to 116,023 ADSs; and (c) sole dispositive power with respect to 6,128,880 ADSs.

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
As of February 1, 2022, there were 43 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of February 1, 2022, 53,68% of our outstanding ordinary shares were held in Belgium by 42 holders of record. As of February 1, 2022, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 46,32% of our outstanding ordinary shares were held in the

United States by one holder of record, the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 27.360.625 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 46,32% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holder whose shares may be held in trust by other entities.
B. Related Party Transactions
Since January 1, 2021, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and “—A. Major Shareholders,” and the transactions we describe below.
Lunebeke NV
In the past, Ailanthus NV, which was a shareholder of our company up until it was merged into our company (which we refer to as the “Merger”) and which was owned and controlled by Mr. Vancraen and Ms. Ingelaere, had provided several loans and financial leases to us for the purchase of machinery and a portion of our office and production buildings.
Ailanthus NV had granted us a loan at a fixed interest rate of 4.23% that matures in 2025. The purpose of the loan was to finance the purchase of a building in France. Prior to the Merger, Ailanthus NV was demerged into Lunebeke NV, a newly incorporated company. All of Ailanthus NV’s assets and liabilities were transferred to Lunebeke NV, with the exception of (i) the ordinary shares of our company held by Ailanthus NV and (ii) the corresponding accounting equity components. As such, the loan granted by Ailanthus NV was also transferred from Ailanthus NV to Lunebeke NV. For additional information about the loan, see Note 15 to our audited consolidated financial statements.
We used to rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who were visiting our headquarters in Leuven. The total amount owed to Ailanthus NV for rent in 2021 was approximately €37k. This activity was also transferred from Ailanthus NV to Lunebeke NV as a result of Ailanthus’s demerger.
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
Registration Rights Agreement
On September 15, 2016, we entered into a registration rights agreement with certain holders of our ordinary shares, warrants and convertible bonds, including certain of our directors, senior management and consultants, which we refer to as the Registration Rights Agreement. In accordance with the terms of the Registration Rights Agreement, we filed a shelf registration statement on Form
F-3
registering certain ordinary shares represented by ADSs to be sold by the selling shareholders from time to time. These ordinary shares consisted of ordinary shares previously issued to and ordinary shares issuable upon exercise of warrants or conversion of convertible bonds held by the selling shareholders, as well as ordinary shares underlying ADSs that were acquired by the selling shareholders on the Nasdaq Global Select Market.
Letter Agreement Regarding Shares Issuance and Registration Rights
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
On September 21, 2021, the Brussels Court of Appeal issued a judgment regarding the termination of a supply agreement that we entered into with Dentsply Implants NV in 2010. In its judgment, the Court of Appeal overruled the judgment issued by the court of first instance (which had previously ruled in favor of Dentsply Implants NV), and fixed the amount of the financial compensation to Dentsply Implants NV at an amount, which, increased with legal interests and costs, resulted in a total amount payable by us to Dentsply Implants NV of € 866,909,74. This judgment of the Brussels Court of Appeal is final, and payment was made on November 25, 2021.
On November 15, 2021, we received a written notice from counsel for Zimmer Biomet, informing us of Zimmer Biomet’s decision to file a request for arbitration with the Belgian Centre for Arbitration and Mediation. Zimmer Biomet believes that we have a contractual obligation pursuant to the terms of our collaboration to indemnify Zimmer Biomet for the expenses it incurred as a result of its settlement with Conformis, Inc. of a patent dispute. We believe there are meritorious defenses to Zimmer Biomet’s claim and intend to contest it vigorously. However, an adverse resolution of this arbitration could have an adverse effect on our results of operations, financial condition or cash flows in the period in which the arbitration is resolved. No amounts have been accrued for this loss contingency.
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
C. Markets
The ADSs have been listed on the Nasdaq Global Select Market under the symbol “MTLS” since June 25, 2014.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10.  ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information called for by this item was previously reported in Exhibit 2.3 (Description of Securities) to our Annual Report on Form
20-F
for the year ended December 31, 2020, which exhibit is incorporated herein by reference, and is supplemented by the following additional information related to changes in our share capital. The share capital of Materialise NV was increased following the exercise of warrants previously issued under our 2007 Warrant Plan on November 27, 2014, with € 4,336.77 (excluding an issuance premium of € 69,359.23) against the issuance of 75,200 new ordinary shares.
On March 5, 2015, the board of directors increased the share capital of Materialise NV by €4,626.50 (excluding an issuance premium of € 574,290.50) against the issuance of 80,182 new ordinary shares.
The share capital of Materialise NV was increased following the exercise of warrants previously issued under our 2007 Warrant Plan on November 20, 2015, with € 5,647.15 (excluding an issuance premium of € 90,392.85) against the issuance of 98,000 new ordinary shares. The 2007 Warrant Plan 2007 is now terminated. There are no outstanding warrants issued under this plan.
On December 18, 2015, the board of directors adopted a new Warrant Plan, our 2015 Warrant Plan, and issued 1,400,000 warrants, which warrants are exercisable for 1,400,000 new ordinary shares. As of December 31, 2020, 352,000 of the warrants were granted.
On March 30, 2018, the board of directors increased the share capital of Materialise NV by € 5,931.68 (excluding an issuance premium of € 201,331.37) against the issuance of 102,856 new ordinary shares.
On July 19, 2018, the board of directors increased the share capital of Materialise NV by € 112,636.20 (excluding an issuance premium of € 21,418,670.32) against the issuance of 1,953,125 new ordinary shares.
On July 18, 2018, the board of directors decided to increase the share capital of Materialise NV, which capital increase was confirmed on July 26 and July 27, 2018, by € 173,009.19 (excluding an issuance premium of € 33,188,838.54) and € 25,951.38 (excluding an issuance premium of € 4,967,220.35), respectively, against the issuance of 3,000,000 and 450,000 new ordinary shares, respectively.
On December 28, 2018, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2013 Warrant Plan and the 2014 Warrant Plan by € 1,102.07 (excluding an issuance premium of € 39,676.43) and € 2,321.96 (excluding share premium of € 352,210.06), respectively, against the issuance of 19,100 and 40,242 new ordinary shares, respectively.
On November 29, 2019, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2013 Warrant Plan and the 2014 Warrant Plan by € 10,274.68 (excluding an issuance premium of € 345,325.58) and € 5,973.90 (excluding an issuance premium of € 906,636.38), respectively, against the issuance of 178,164 and 103,588 new ordinary shares, respectively.
On April 16, 2020, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2015 Warrant Plan by € 1,254.32 (excluding an issuance premium of € 139,033.18) against the issuance of 21,750 new ordinary shares.
On October 9, 2020, the board of directors increased the share capital of Materialise NV following the conversion of the convertible bonds held by Peter Leys and his spouse by € 1,000,000 against the issuance of 508,904 new ordinary shares.
On November 13, 2020, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2013 Warrant Plan, the 2014 Warrant Plan and the 2015 Warrant Plan by € 2,180.98 (excluding an issuance premium of 231,347.86), € 15,212.54 (excluding an issuance premium of € 1,757,042.30) and € 11,324.48 (excluding an issuance premium of € 954,563.02) against the issuance of 115,176, 201,164 and 149,750 new ordinary shares, respectively.
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
On May 5, 2021, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2015 Warrant Plan by € 102,09 (excluding an issuance premium of € 8.605,41) against the issuance of 1.350 new ordinary shares.
On June 9, 2021, the board of directors decided to increase the share capital of Materialise NV, which capital increase was confirmed on June 14, 2021 and July 6, 2021, by € 320.000,00 (excluding an issuance premium of € 78.484.793,95) and € 48.000,00 (excluding an issuance premium of € 11.772.719,09), respectively, against the issuance of 4,000,000 and 600,000 new ordinary shares, respectively.
On November 23, 2021, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2014 Warrant Plan and the 2015 Warrant Plan by € 13.655,81 (excluding an issuance premium of 1.570.065,03) and € 8.595,46 (excluding an issuance premium of € 721.222,04) against the issuance of 179.764 and 113.150 new ordinary shares, respectively.

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
The applicable rate amounts to 0.35% of the consideration paid but with a cap of € 1,600 per transaction and per party. The tax is due separately from each party to any such transaction, i.e., the seller (transferor) and the purchaser (transferee), both collected by the professional intermediary.
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
non-resident
status.
Prior to February 20, 2021, a tax on repurchase transactions (taxe sur les reports/taks op de reportverrichtingen) at the rate of 0.085% was due from each party to any such transaction entered into or carried out in Belgium by a Belgian resident investor in which a stockbroker acted for either party (with a maximum amount of € 1,600 per transaction and per party). This tax has been repealed following the Law of 26 January 2021.
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
for Belgian tax purposes
Belgian Annual Tax on Securities Accounts
Pursuant to the Law of February 17, 2021 introducing a new annual tax on securities accounts due on securities accounts held through an intermediary if the average value of the taxable financial instruments held on this securities account exceeds €1 million during a reference period of 12 consecutive months. This new annual tax on securities accounts has been introduced because the previous tax on securities accounts was annulled by the Belgian Constitutional Court.
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
Subject to certain limitations, Belgian withholding tax, if any, paid in connection with any distribution with respect to ordinary shares or ADSs may be eligible to be claimed as a credit against your U.S. federal income tax liability. Alternatively, if a credit is not claimed for any
non-U.S.
income taxes for that taxable year, such Belgian withholding tax may be eligible to be taken as a deduction . If you are eligible for benefits under the Treaty or are otherwise entitled to a refund for the taxes withheld, you will not be entitled to a foreign tax credit or deduction for the amount of any Belgian taxes withheld in excess of the maximum rate under the Treaty or for the taxes with respect to which you can obtain a refund from the Belgian taxing authorities. As the relevant rules are very complex, you should consult your own tax advisor concerning the availability and utilization of the foreign tax credit or deductions for
non-U.S.
taxes in your particular circumstances.
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

Passive Foreign Investment Company
We believe that we were not a PFIC for the tax year ended December 31, 2021, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2022, or for the foreseeable future. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2021 or in any subsequent taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax reporting and compliance requirements. In addition, a non-corporate
U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.
A
non-U.S.
corporation is a PFIC in any taxable year in which, after taking into account certain look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of its assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents, royalties, gross income from certain commodities transactions, and capital gains. If a
non-U.S.
corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. The same general look-through rule applies when a foreign corporation owns at least 25% by value of the partnership (a look-through partnership)—the foreign corporation is treated as owning its share of the partnership’s assets and deriving its share of the partnership’s income, characterized as passive or active at the partnership level. In the case the foreign corporation satisfies an “active partner” test, the foreign corporation may treat less-than-25%
owned partnerships as look-through partnerships, unless the foreign corporation elects otherwise. Although the determination of whether a
non-U.S.
corporation is a PFIC for a given taxable year is based on its income and assets for that taxable year, as determined under the PFIC rules, once a
non-U.S.
corporation is a PFIC for any taxable year, it generally remains a PFIC for any investors that owned interests in all or a portion of such taxable year even if it would not otherwise qualify as a PFIC in later taxable years. We do not undertake to monitor our PFIC status on an ongoing basis.
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
No. 333-258949),
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
We have filed our restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Leuven (Belgium), where they are available to the public. A copy of our restated articles of association is also publicly available as an exhibit to this annual report, as well as on the website of the Royal Federation of Belgian Notaries (only in Dutch, French or German, https://statuten.notaris.be/costa_v1/enterprises/search). This website address is included in this annual report as an inactive textual reference only, and the information and other content appearing on this website are not incorporated by reference into this annual report. In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public.

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
Foreign Exchange Rate Risk and Inflation Risk
We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be subject to a substantially higher inflation than in the Eurozone. In the years ended December 31, 2021, 2020 and 2019, 35%, 35% and 29% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured
in euro based on
period-end
exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income. We primarily have exposure to the U.S. dollar, British pound, Japanese yen and Brazilian real as foreign currency.
If the U.S. dollar (rate for €1) would have appreciated by 10%, the operating result would have been € 1.3 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been € 1.1 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.
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
Customer credit risk is managed by each business unit subject to our established policy, procedures and controls relating to customer credit risk management. An impairment analysis is performed at each reporting date using a provision matrix to measure ECLs. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by legal entity). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off
if past due for more than one year and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets at amortized cost or fair value, as disclosed in Note 20 to our consolidated financial statements. We do not hold collateral as security.
We evaluate the concentration of risk with respect to trade receivables as low, as our customers are located in several jurisdictions and industries and operate in largely independent markets.
Liquidity Risk
The liquidity risk is that we may not have sufficient cash to meet our payment obligations. This risk is countered by day-by-day
liquidity management at corporate level. We have historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. We no longer have undrawn lines of credit at December 31, 2021. These line of credit arrangements do not contain significant financial covenants.
On December 20, 2017, EIB and Materialise entered into a finance contract to support our ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to € 35.0 million drawable in two tranches. The first tranche could not exceed € 25.0 million and could be drawn during the first year of the contract. We drew € 10.0 million of this first tranche in the course of 2018 and € 25.0 million in the second tranche in the course of 2019. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year
loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The interest rate for the first tranche is equal to 2.40% and the interest rate for the second tranche is 2.72% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings. As of December 31, 2019, € 35.0 million was drawn in connection with this agreement.

Capital Management
The primary objective of our capital management strategy is to ensure we maintain healthy capital ratios to support our business and maximize shareholder value. Capital is defined as our shareholders’ equity.
We consistently review our capital structure and make adjustments in light of changing economic conditions. We made no changes to our capital management objectives, policies or processes during the years ended December 31, 2021, 2020 and 2019

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
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
a)  Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. The term “disclosure controls and procedures,” as defined in Rules
13a-15(e)
and
15d-15(e)
under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2021 that our disclosure controls and procedures were not effective due to the material weakness identified below.
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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the Internal Control-Integrated Framework, 2013 (the “COSO 2013 Framework”).
Based on its assessment, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to a material weakness in our internal control over financial reporting. We did not have effective monitoring processes to assess the consistent operation of internal control over financial reporting, including due to a lack of resources.
This material weakness could cause misstatements in any financial statement line items.
Notwithstanding the identified material weakness and management’s assessment that internal control over financial reporting was not effective as of December 31, 2021, management believes that the audited consolidated financial statements contained in this Annual Report on Form
20-F
fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS.

The material weakness did not result in any identified material misstatements to the financial statements.
c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Materialise NV:
Opinion on Internal Control Over Financial Reporting
We have audited Materialise NV and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2022 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to ineffective monitoring processes to assess the consistent operation of internal control over financial reporting, including due to a lack of resources, has been identified and included in management’s assessment.
The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in Item 15(b). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

KPMG Bedrijfsrevisoren – KPMG Réviseurs d’Entreprises BV/SRL
/s/ Gotwin Victor Jaak Jackers
Zaventem, Belgium
April 29, 2022

d)
Changes in Internal Control over Financial Reporting
Other than discussed under “Remediation Progress over Prior Material Weaknesses” below, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Remediation Progress over Prior Material Weaknesses
In connection with the audits of our consolidated financial statements as of and for each of the years ended December 31, 2020 and 2019 we and our independent registered public accounting firm identified certain material weaknesses in our internal controls over financial reporting:

•
Ineffective risk assessment processes to identify and assess the risks of misstatement within the financial reporting process and to design and implement controls to mitigate those risks, in particular in the areas of loans and borrowings, taxes, leases and information produced by the entity that is used to operate certain controls over financial reporting.

•	Ineffective monitoring processes to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies, including due to a lack of resources.

•	Ineffective processes to ensure the proper review and approval of journal entries prior to posting to the general ledger.

•	Ineffective controls over the completeness and accuracy of information produced by the entity that is used to operate certain controls over financial reporting.
We implemented a remediation plan addressing deficiencies in our internal controls that were previously reported as of December 31, 2020, including in particular:

•	In respect of the risk assessment component of our internal control system, the previously identified material weakness is now remediated as of December 31, 2021 due to the following changes:

•
the risk assessment procedures necessary to identify process risk points within our control environment now operate at a sufficient level of precision to identify key risks, particularly in the areas of loans and borrowings, taxes, and leases;

•
for controls containing a review element, the definition and documentation of the steps to be performed by the control operator and the criteria for investigation (including the analysis if any thresholds used) were established; and

•	a systematic and disciplined approach for identifying information produced by the entity (IPE) and for testing controls over the completeness and accuracy of IPE was established.

•	In respect of our entity level controls, the monitoring component of our internal control system has been further improved due to the following changes:

•	the internal audit department was strengthened and performed a higher number of independent assessments of internal controls.

•
The material weakness identified over the review and approval of journal entries has been remediated as of December 31, 2021. We have updated the controls over manual journal entries with clearly defined criteria for investigation in general, and ensured consistent review and approval of the resulting journal entries by an independent reviewer.

•
We have remediated the previously identified material weakness related to certain process level controls as of December 31, 2021. We have updated the design of our controls over the completeness and accuracy of IPE used in the execution of certain controls.

Remediation Plan
During the year ending December 31, 2022, we plan to continue to further enhance our internal controls over financial reporting and to enhance our overall control environment. We are committed to ensuring that our internal control over financial reporting is designed and operating effectively. More particularly, as a result of the material weakness identified in paragraph 15(b), Management’s Annual Report on Internal Control over Financial Reporting, the following further remediation action is being taken:

•
We will strengthen our compliance functions and control ownership functions further with additional resources to assist in the monitoring processes to support the consistent operation of internal control over financial reporting.

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
Our board of directors has determined that each of the members of our audit committee, Johan De Lille, Jürgen Ingels and Bart Luyten, is an “audit committee financial expert” as defined in Item 16A of Form
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
KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL (PCAOB ID No. 1050
, with registered address at Luchthaven Brussel Nationaal 1K, 1930 Zaventem, Belgium) acted as our independent auditor for the fiscal year ended 31 December 2021 and 2020. BDO Bedrijfsrevisoren BV acted as our independent auditor for the fiscal year ended 31 December 2019. The following table sets forth by category of service the total fees for services provided by KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL and its affiliates and BDO Bedrijfsrevisoren BV and its affiliates to us during 2021 and 2020.

	For the year ended December 31
in 000€	2021	2020
Audit Fees	1,006	1,151
Audit-Related Fees	478	43
All Other Fees	—	—
Total	1,484	1,194
Audit Fees
Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated and statutory financial statements and internal controls.
Audit-Related Fees
Audit-related fees are fees for services that are traditionally performed by the independent accountants and in the table above primarily related to services performed in connection with the capital increase through public offering the quarterly attestation reports for EIB and the consent of BDO Bedrijfsrevisoren BV for referring to their audit opinion on the financial statements for RSPrint NV for the year 2017. In addition, KPMG Bedrijfsrevisoren - KPMG Réviseurs d’Entreprises BV/SRL reported on the merger between Materialise NV and Ailanthus NV.
All Other Fees
Non-audit
fees paid to KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL or its affiliates or to BDO Bedrijfsrevisoren BV or to its affiliates for the fiscal years ended December 31, 2021 and 2020.
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
All audit fees, audit related fees and tax fees for the fiscal years ended December 31, 2021 and 2020 were pre-approved
under the
pre-approval
policies of the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The application of such exceptions requires that we disclose each noncompliance with the Nasdaq Stock Market Listing Rules and describe the Belgian corporate governance practices we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard. We follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

•
Quorum at Shareholder Meetings
. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33% or 1/3 of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters.

•
Independent Director Majority on Board/Meetings
. Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have any independent directors on our board of directors. However, our restated articles of association provide that our board of directors must be comprised of at least seven and no more than 11 directors, of which at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors.

•
Director Nominations/Remuneration and Nomination Committee Composition
. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our restated articles of association provide that our board of directors may form committees from among its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices —Board of Directors Practices.” Our board of directors has set up and appointed a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee is currently comprised of three directors, one of whom is independent. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.

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

Under Belgian company law, a Belgian company may issue shares or grant rights to acquire shares pursuant to a resolution of the general meeting of shareholders or, within certain limits, pursuant to a resolution of the board of directors if so authorized by the shareholders’ meeting (the so-called
authorized capital). By resolution of our extraordinary shareholders’ meeting of April 23, 2014, which entered into force on June 30, 2014, our shareholders authorized our board of directors, for a period of five years from August 18, 2014, to increase our share capital, in one or more transactions (including through the issuance of warrants), up to a maximum amount of € 2,714,634.83.
More recently, by resolution of our extraordinary shareholders’ meeting of November 5, 2020, which entered into force on November 9, 2020, our shareholders authorized our board of directors, for a period of five years from November 9, 2020, to increase our share capital, in one or more transactions (including through the issuance of warrants), up to a maximum amount of € 4,067,700.72.
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
See our consolidated financial statements beginning on page
F-1
of this annual report.

ITEM 19.	EXHIBITS

1.1*	Restated Articles of Association of Materialise NV (English translation)

2.1
Deposit Agreement, dated as of June 24, 2014, among Materialise NV and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-194982))

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

2.3	Description of Securities (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020)

4.1	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982))

4.2	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236))

4.3	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.4	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.5
Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-258949))

4.6
Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise GmbH, Materialise N.V. and the Sellers party thereto (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018)

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

8.1*	Subsidiaries of Materialise NV

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of KPMG Bedrijfsrevisoren BV, independent registered public accounting firm

23.2	Consent of BDO Bedrijfsrevisoren, BV, independent registered public accounting firm

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
+	The registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Exchange Act.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer
Date: April 29, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements for the Years Ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Materialise NV:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Materialise NV and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the two-year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited the adjustments to the 2019 consolidated financial statements to retrospectively reflect the final accounting for a business combination as described in Notes 2 and 4 to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Impairment analysis for the Engimplan cash generating unit
As discussed in Note 3 to the consolidated financial statements, the Company performs impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of a cash generating unit (CGU) may not be recoverable. The Company determined the recoverable amount of the Engimplan CGU based on the value-in-use using a discounted cash flow model. As discussed in Note 5 to the consolidated financial statements, the Company determined that the value-in-use of the Engimplan CGU approximated its carrying value at December 31, 2021.
We identified the evaluation of the impairment analysis for the Engimplan CGU as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge was required to evaluate the Engimplan CGU’s forecasted year-on-year growth rate of revenue and gross margin, perpetual growth rate and the discount rate, as changes in these assumptions could cause significant changes in the value-in-use of the Engimplan CGU.

The following are the primary procedures we performed to address this critical audit matter.

•
We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s impairment process including the evaluation of the assumptions for the year-on-year growth rate of revenue and gross margin, perpetual growth rate and the discount rate used to determine the value-in-use.

•	We evaluated the reasonableness of the year-on-year growth rate of revenue and gross margin by comparing them to the Engimplan CGU’s historical performance.

•	We assessed management’s ability to accurately forecast by comparing forecasts made by management in the prior year to the actual performance of the Engimplan CGU.

•	We evaluated the perpetual growth rate by comparing it to the Engimplan CGU’s historical performance and to external market and industry data.

•
We also involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate, by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

KPMG Bedrijfsrevisoren – KPMG Réviseurs d’Entreprises BV/SRL
/s/ Gotwin Victor Jaak Jackers
We have served as the Company’s auditor since 2020.
Zaventem, Belgium
April 29, 2022

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Materialise NV
Leuven, Belgium
Opinion on the Consolidated Financial Statements
We have audited, before the effects of the adjustments to retrospectively apply the final accounting for a business combination that occurred in 2019 as described in Note 4 to the consolidated financial statements as of December 31, 2021, the accompanying consolidated statement of financial position of Materialise NV (the “Company”) and subsidiaries as of December 31, 2019, the related consolidated income statement, statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the final accounting for a business combination that occurred in 2019 as described in Note 4 to the consolidated financial statements as of December 31, 2021, present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the final accounting for a business combination that occurred in 2019 as described in Note 4 to the consolidated financial statements as of December 31, 2021 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by KPMG Bedrijfsrevisoren—KPMG Réviseurs d’Entreprises BV/SRL.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Veerle Catry
BDO Bedrijfsrevisoren BV
Represented by Veerle Catry
We have served as the Company’s auditor from 2014 through 2020.
Zaventem, Belgium
April 30, 2020

Consolidated income statements

		For the year ended December 31,
in 000€, except per share data	Notes	2021	2020*	2019
Revenue	22.1	205,450	170,449	196,679
Cost of sales	22.2	(87,278)	(76,446)	(87,052)
Gross profit		118,172	94,003	109,627
Research and development expenses	22.3	(26,891)	(27,104)	(23,348)
Sales and marketing expenses	22.4	(49,151)	(44,636)	(52,989)
General and administrative expenses	22.5	(33,315)	(29,337)	(31,786)
Net other operating income	22.6	3,402	2,436	5,432
Operating profit (loss)		12,217	(4,638)	6,936
Financial expenses	22.8	(4,101)	(5,995)	(3,682)
Financial income	22.9	5,620	2,452	1,377
Share in loss of joint venture, after tax	8	—	(39)	(392)
Profit (loss) before taxes		13,736	(8,221)	4,239
Income tax benefit/(expense)	22.1	(591)	1,028	(2,595)
Net profit (loss) for the year		13,145	(7,193)	1,644
Net profit (loss) attributable to:
The owners of the parent		13,154	(7,044)	1,586
Non-controlling interest		(9)	(148)	58
Earnings per share attributable to the owners of the parent
Basic	23	0.23	(0.13)	0.03
Diluted	23	0.23	(0.13)	0.03

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The accompanying notes from page
F-12
to page
F-77
form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

		For the year ended December 31,
in 000€		2021	2020*	2019
Net profit (loss) for the year		13,145	(7,193)	1,644
Other comprehensive (loss)/ income
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		1,565	(6,176)	244
Items that will not be reclassified to profit or loss
Fair value adjustment through OCI—Equity instruments	10	(3,443)	489	—
Other comprehensive (loss)/ income, net of taxes		(1,878)	(5,687)	244
Total comprehensive (loss)/ income for the year, net of taxes		11,267	(12,880)	1,888
Total comprehensive (loss)/ income attributable to:
The owners of the parent		11,276	(11,817)	2,041
Non-controlling interest		(9)	(1,063)	(153)

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The accompanying notes from page
F-14
to pag
e

F-78
form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2021	2020*	2019
Assets
Non-current assets
Goodwill	5	18,726	18,599	19,607
Intangible assets	6	31,668	32,981	27,395
Property, plant & equipment	7	84,451	88,267	91,006
Right-of-use assets	7	9,054	10,996	10,586
Investments in joint ventures	8	—	—	39
Deferred tax assets	22.10	227	201	192
Investments in convertible loans	10	3,560	6,203	2,750
Investments in non-listed equity instruments	10	399	3,842	3,046
Other non-current assets	10	7,519	4,093	3,594
Total non-current assets		155,604	165,182	158,215
Current assets
Inventories and contracts in progress	9	11,295	10,043	12,696
Trade receivables	11	41,541	30,871	40,977
Other current assets	10	8,940	8,290	8,616
Cash and cash equivalents	12	196,028	111,538	128,897
Total current assets		257,804	160,742	191,186
Total assets		413,408	325,924	349,401

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The accompanying notes from page
F-14
to page
F-78
form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2021	2020*	2019
Equity and liabilities
Equity
Share capital	13	4,489	4,096	3,066
Share premium	13	233,872	141,274	138,090
Retained earnings	13	965	(7,316)	(272)
Other reserves	13	(6,749)	(4,871)	(1,378)
Equity attributable to the owners of the parent		232,577	133,183	139,506
Non-controlling interest	13	1	—	3,276
Total equity		232,578	133,183	142,782
Non-current liabilities
Loans & borrowings	15	72,637	90,502	104,673
Lease liabilities	15	5,268	7,086	6,427
Deferred tax liabilities	22.10	4,371	4,983	5,747
Deferred income	18	4,952	5,327	5,031
Other non-current liabilities	16	2,167	398	696
Total non-current liabilities		89,395	108,295	122,574
Current liabilities
Loans & borrowings	15	17,849	13,984	13,389
Lease liabilities	15	3,353	3,539	3,449
Trade payables		20,171	17,698	18,517
Tax payables	17	783	974	3,363
Deferred income	18	33,307	29,555	27,641
Other current liabilities	19	15,972	18,695	17,686
Total current liabilities		91,435	84,445	84,045
Total equity and liabilities		413,408	325,924	349,401

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The accompanying notes from page
F-14
to page
F-78
form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
At January 1, 2021 as reported*		4,096	141,274	(7,395)	(4,871)	133,104	—	133,104
Completion of accounting for Materialise Motion business combination	4	—	—	79	—	79	—	79
At January 1, 2021 As adjusted *	2	4,096	141,274	(7,316)	(4,871)	133,183	—	133,183
Net profit (loss) for the year		—	—	13,154	—	13,154	(9)	13,145
Other comprehensive income (loss)		—	—	—	(1,878)	(1,878)	—	(1,878)
Total comprehensive income (loss)		—	—	13,154	(1,878)	11,276	(9)	11,267
Capital increase through public offering	13	371	90,235	(4,873)	—	85,733	—	85,733
Capital increase through exercise of warrants	13	22	2,322	—	—	2,344	—	2,344
Incorporation NCI Tianjin Zhenyuan Materialise Medical Technology Ltd	13	—	—	—	—	—	10	10
Equity-settled share-based payment expense	14	—	41	—	—	41	—	41
At December 31, 2021		4,489	233,872	965	(6,749)	232,577	1	232,578

*	The year 2020 has been adjusted retrospectively to refl e ct the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The accompanying notes from page
F-14
to page
F-78
form an integral part of these consolidated financial statements.

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
At January 1, 2020		3,066	138,090	(211)	(1,378)	139,567	3,107	142,675
Net profit (loss) for the year		—	—	(7,124)	—	(7,124)	(148)	(7,272)
Other comprehensive income (loss)		—	—	—	(4,772)	(4,772)	(915)	(5,687)
Total comprehensive income (loss)		—	—	(7,124)	(4,772)	(11,896)	(1,063)	(12,959)
Capital increase through conversion of convertible bonds	13	1,000	—	—	—	1,000	—	1,000
Capital increase through exercise of warrants	13	30	3,082	—	—	3,112	—	3,112
Acquisition NCI Engimplan		—	—	—	1,279	1,279	(2,213)	(934)
Equity-settled share-based payment expense	14	—	103	—	—	103	—	103
At December 31, 2020		4,096	141,274	(7,395)	(4,871)	133,104	—	133,104

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
At January 1, 2019		3,050	136,637	(1,857)	(1,841)	135,989	—	135,989
Net profit (loss) for the year		—	—	1,646	—	1,646	78	1,724
Other comprehensive income (loss)		—	—	—	456	456	(211)	245
Total comprehensive income (loss)		—	—	1,646	456	2,102	(133)	1,969
Capital increase through exercise of warrants	13	16	1,252	—	—	1,268	—	1,268
Acquisition NCI Engimplan		—	—	—	—	—	3,240	3,240
Equity-settled share-based payment expense	14	—	201	—	7	208	—	208
At December 31, 2019		3,066	138,090	(211)	(1,378)	139,567	3,107	142,675

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2021	2020*	2019
Operating activities
Net profit (loss) for the year*		13,145	(7,193)	1,644
Non-cash and operational adjustments
Depreciation of property, plant & equipment	7	15,574	14,932	14,419
Amortization of intangible assets	6	4,975	4,742	4,859
Impairment of goodwill and intangible assets	5; 6	177	4,606	—
Share-based payment expense	14	(1,036)	752	302
Loss (gain) on disposal of property, plant & equipment	7	210	10	165
Movement in provisions		99	137	138
Movement in reserve for bad debt and slow moving inventory		255	516	121
Financial income	22.9	(5,620)	(2,300)	(1,377)
Financial expense	22.8	4,101	5,821	3,682
Impact of foreign currencies		40	61	(176)
Share in loss of joint venture (equity method)	8	—	39	392
Income taxes and deferred taxes*	22.10	591	(1,049)	2,595
Fair value adjustment	4; 10	—	(1,093)	—
Other		—	—	(245)
Working capital adjustment and income tax paid
Decrease (increase) in trade receivables and other current assets		(10,920)	9,205	216
Decrease (increase) in inventories and contracts in progress		(1,423)	2,724	(745)
Increase in trade payables and other payables		6,453	583	4,196
Income tax paid		(1,152)	(2,618)	(2,139)
Interest received		376	103	355
Net cash flow from operating activities		25,845	29,978	28,402

*	The year 2020 has been adjusted retrospectively to reflect the fin a l accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The accompanying notes from page
F-14
to page
F-78
form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2021	2020*	2019
Investing activities
Purchase of property, plant & equipment	7	(7,934)	(11,032)	(13,472)
Purchase of intangible assets	6	(3,788)	(6,618)	(2,193)
Proceeds from the sale of property, plant, equipment and intangibles (net)		462	552	278
Acquisition of subsidiary (net of cash)	4	(875)	(8,031)	(6,331)
Investments in joint-ventures / shares	8	—	—	(875)
Convertible loan granted	10	(999)	(2,836)	(2,743)
Other equity investments in non-listed entities	10	—	(300)	(281)
Interest received		—	—	—
Net cash flow used in investing activities		(13,134)	(28,265)	(25,617)
Financing activities
Proceeds from loans & borrowings	15	—	—	29,000
Repayment of loans & borrowings	15	(14,277)	(13,736)	(12,126)
Repayment of leases	15	(3,775)	(3,640)	(5,283)
Capital increase in parent company	13	88,117	4,112	1,268
Direct attributable expense capital increase	13	—	—	—
Interest paid		(2,326)	(2,268)	(2,286)
Other financial income (expense), net		3,417	(1,356)	208
Net cash flow from financing activities		71,156	(16,888)	10,781
Net increase/(decrease) of cash and cash equivalents		83,867	(15,175)	13,566
Cash and cash equivalents at beginning of the year	12	111,538	128,897	115,506
Exchange rate differences on cash and cash equivalents		624	(2,184)	(175)
Cash and cash equivalents at end of the year	12	196,028	111,538	128,897

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Matrialise Motion. See additional information in Notes 2 and 4.
The accompanying notes from page
F-14
to page
F-78
form an integral part of these consolidated financial statements.

11

Notes to the consolidated financial statements
1  Corporate information
Materialise NV is a limited liability company with its office at Technologielaan 15, 3001 Leuven, Belgium. The consolidated financial statements comprise Materialise NV (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group” or “we,” “us” and “our”). See Note 28 for a list of subsidiaries of the Company.
We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our products and services are offered through a market oriented organization that is active across three principal market segments: (i) Materialise Software, (ii) Materialise Medical, and (iii) Materialise Manufacturing. We sell our products and services in Europe, the Americas, Africa and Asia-Pacific.
The consolidated financial statements of the Group for the year ended December 31, 2021 were approved and authorized for issue on April 27, 2022 in accordance with a resolution of the Company’s board of directors.
2  Basis of preparation
The consolidated financial statements of the Group for the three years ended December 31, 2021, 2020 and 2019 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”).
These consolidated financial statements have been prepared on a historical cost basis, except for the assets and liabilities that have been acquired as part of a business combination, which have been initially recognized at fair value, and certain financial assets such as the non-listed
equity instruments and the convertible loan receivable which are both included in the other non-current
assets and the share appreciation rights are measured at fair value.
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
Impact of
COVID-19
on our Business
In 2020, the vast majority of the businesses addressed by our segments were adversely affected by the effects of the
COVID-19
pandemic, which had a negative impact on our results of operations. These effects have faded out in 2021, although we continued to experience a negative impact from the COVID-19 pandemic in certain business lines that have not yet recovered in full. In particular, during the first half of 2021, order intake levels from automotive, aerospace, and certain industrial clients in our Materialise Software and Materialise Manufacturing segments remained below the pre-pandemic 2019 levels. To-date, we have not incurred significant bad debt or major delays in trade payments as a result of the ongoing COVID-19 pandemic.
New standards, interpretations and amendments adopted by the Group
The following amendments and interpretations issued by the IASB and IFRIC apply for the first time in 2021, but do not have a significant impact on the consolidated financial statements of the Group.

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020)

•	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9 (issued on 25 June 2020)

•	Amendments to IFRS 16 Leases: Covid-19-Related Rent Concessions beyond 30 June 2021 (issued on 31 March 2021) – effective as from 1 April 2021
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2021, and have not been applied in preparing these consolidated financial statements. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.
Amendments to IAS 1 Presentation of Financial statements: Classification of Liabilities as Current or
Non-current
, issued on 23 January 2020, clarify a criterion in IAS 1 for classifying a liability as non-current:
the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.
The amendments:

•	specify that an entity’s right to defer settlement must exist at the end of the reporting period;

•	clarify that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;

•	clarify how lending conditions affect classification; and

•	clarify requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.
On July 15, 2020, the IASB issued Classification of Liabilities as Current or
Non-current
— Deferral of Effective Date (Amendment to IAS 1) deferring the effective date of the January 2020 amendments to IAS 1 by one year to annual reporting periods beginning on or after January 1, 2023 with early application permitted.
The IASB has published a new exposure draft on the topic on 19 November 2021.
Amendments to IFRS 3 Business Combinations; IAS 16 Property, plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual improvements
, issued on 14 May 2020, include several narrow-scope amendments which are changes that clarify the wording or correct minor consequences, oversights or conflicts between requirements in the Standards:

•	Amendments to IFRS 3 Business Combinations update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

•
Amendments to IAS 16 Property, Plant and Equipment
prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments also clarify that testing whether an item of PPE is functioning properly means assessing its technical and physical performance rather than assessing its financial performance.

•
Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets
specify which costs a company includes when assessing whether a contract will be loss-making. The amendments clarify that the ‘costs of fulfilling a contract’ comprise both: the incremental costs; and an allocation of other direct costs.

•
Annual Improvements to IFRS Standards 2018–2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases.

These amendments are effective for annual periods beginning on or after 1 January 2022 with early application permitted.
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
, issued on 12 February 2021, include narrow-scope amendments to improve accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements. The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures.
These amendments are effective for annual periods beginning on or after 1 January 2023 with early application permitted.
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
, issued on 12 February 2021, clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events.
These amendments are effective for annual periods beginning on or after 1 January 2023 with early application permitted.
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
, issued on 7 May 2021, clarifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations—transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations.

These amendments are effective for annual periods beginning on or after 1 January 2023 with early application permitted.
Retroactive adjustments in the reporting year 2020
The Group has adjusted retrospectively the reporting year 2020 for the following impacts:

•
Our consolidated financial statements for the year ended December 31, 2020 appearing in our Annual Report on Form
20-F,
as filed with the U.S. Securities and Exchange Commission on April 30, 2021 (the “FY 2020 Form
20-F”),
included provisional accounting for the Materialise Motion (formerly RS Print) business combination. At approval of our 2020 consolidated financial statements by the Board, the deferred tax analysis was not yet finalized.

As of
October 2021, we completed the analysis of deferred taxes in respect of the Materialise Motion business combination, with corresponding adjustments to goodwill and deferred taxes. The impact has been accounted for as retrospective adjustments to our consolidated statement of financial position as of December 31, 2020 and our consolidated income statement for the year ended December 31, 2020. The adjustment results in a decrease in deferred tax liabilities of K€ 1,822, an increase in deferred income tax benefit of K€ 79, a decrease in goodwill of K€ 1,743 and an increase in consolidated reserves of K€ 79.
We refer to Note 4 for a detailed discussion of the Materialise Motion business combination.
The impact of the retrospective adjustments on the consolidated statement of financial position as of December 31, 2020 and the consolidated income statement for the year ended December 31, 2020 is as follows:

	As of December 31, 2020
Retrospective adjustment impact on statement of financial position in 000€	As previously reported	IFRS 3 Materialise Motion	As adjusted
Assets
Non-current assets
Goodwill	20,342	(1,743)	18,599
Intangible assets	32,981	—	32,981
Property, plant & equipment	88,267	—	88,267
Right-of-use assets	10,996	—	10,996
Investments in joint ventures	—	—	—
Deferred tax assets	201	—	201
Investments in convertible loans	6,203	—	6,203
Investments in non-listed equity instruments	3,842	—	3,842
Other non-current assets	4,093	—	4,093
Total non-current assets	166,925	(1,743)	165,182
Current assets
Inventories and contracts in progress	10,043	—	10,043
Trade receivables	30,871	—	30,871
Other current assets	8,290	—	8,290
Cash and cash equivalents	111,538	—	111,538
Total current assets	160,742	—	160,742
Total assets	327,667	(1,743)	325,924

	As of December 31, 2020
	As previously reported	IFRS 3 Materialise Motion	As adjusted
Equity and liabilities
Equity
Share capital	4,096	—	4,096
Share premium	141,274	—	141,274
Consolidated reserves	(7,395)	79	(7,316)
Other comprehensive loss	(4,871)	—	(4,871)
Equity attributable to the owners of the parent	133,104	79	133,183
Non-controlling interest	—	—	—
Total equity	133,104	79	133,183
Non-current liabilities
Loans & borrowings	90,502	—	90,502
Lease liabilities	7,086	—	7,086
Deferred tax liabilities	6,805	(1,822)	4,983
Deferred income	5,327	—	5,327
Other non-current liabilities	398	—	398
Total non-current liabilities	110,118	(1,822)	108,296
Current liabilities
Loans & borrowings	13,984	—	13,984
Lease liabilities	3,539	—	3,539
Trade payables	17,698	—	17,698
Tax payables	974	—	974
Deferred income	29,555	—	29,555
Other current liabilities	18,695	—	18,695
Total current liabilities	84,445	—	84,445
Total equity and liabilities	327,667	(1,743)	325,924

	For the year ended December 31, 2020
Retrospective adjustment impact on income statement in 000€	As previously reported	IFRS 3 Materialise Motion	As adjusted
Revenue	170,449	—	170,449
Cost of sales	(76,446)	—	(76,446)
Gross profit	94,003	—	94,003
Research and development expenses	(27,104)	—	(27,104)
Sales and marketing expenses	(44,636)	—	(44,636)
General and administrative expenses	(29,337)	—	(29,337)
Net other operating income / (expenses)	2,436	—	2,436
Operating profit (loss)	(4,639)	—	(4,639)
Financial expenses	(5,995)	—	(5,995)
Financial income	2,453	—	2,453
Share in loss of joint venture	(39)	—	(39)
Loss before taxes	(8,221)	—	(8,221)
Income taxes	949	79	1,028
Net loss for the year	(7,272)	79	(7,193)
Net loss attributable to:
The owners of the parent	(7,124)	79	(7,045)
Non-controlling interest	(148)	—	(148)

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
As of November 9, 2020, the Group acquired full ownership of Materialise Motion (formerly RS Sprint), and Materialise Motion is included in the consolidated financial statements of the Group as from that date, after having been accounted for as a joint venture under the equity method up to November 8, 2020 – see Note 8.
Non-controlling
interests
The Group has the choice, on a transaction by transaction basis, to initially recognize any non-controlling
interest in the acquiree which is a present ownership interest and entitles its holders to a proportionate share of the entity’s net assets in the event of liquidation at either acquisition date fair value or, at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Other components of non-controlling
interest such as outstanding share options are generally measured at fair value. The Group has not elected to take the option to use fair value in acquisitions completed to date. As of December 31, 2021, the only non-controlling
interest relates to Tianjin Zhenyuan Materialise Medical Technology Ltd., a subsidiary that Materialise, together with Zhenyuan (Tianjin) Medical Appliances Technology Co., Ltd., incorporated on June 22, 2021. Materialise holds 51% of the shares of this subsidiary. See also Note 4.
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
Foreign currency transactions
Transactions denominated in foreign currencies are translated into euro at the exchange rate of the previous day. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial or operating result depending on its nature.
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
Goodwill is recognized with any impairment in carrying value being charged to the consolidated income statement. Where the fair value of identifiable assets, liabilities and contingent liabilities exceeds the fair value of consideration paid, the excess is credited in full to the consolidated income statement on acquisition date.
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
Investments in joint ventures
As at December 31, 2021, Materialise has no investments in joint ventures.

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
right-of-use
assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term:

• Property leased Assets:	Lease terms up to 10 years or useful life of 10-15 years when reasonably certain that ownership will be obtained at the end of the lease
• Leased machines:	Lease terms up to 10 years or useful life of 5-10 years when reasonably certain that ownership will be obtained at the end of the lease
• Leased vehicles:	Lease terms up to 4 years or useful life of 4 years when reasonably certain that ownership will be obtained at the end of the lease
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
right-of-use
asset has been reduced to zero.

Short-term leases and leases of
low-value
assets:
The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) however this exemption is not applied for property leases. It also applies the lease of low-value
assets recognition exemption to leases of office equipment that are considered of low value (i.e., below € 5k). Lease payments on short-term leases and low-value
assets are recognized in the income statement when incurred.
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
Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit, which is determined on a project-by-project
basis. Amortization is recorded in research and development expenditure. During the period of development, the asset is tested for impairment at least annually or whenever there is an indication of impairment.
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
Financial assets
Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are initially recognized when the Group become a party to the contractual provisions of the instrument.
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
Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
The Group has irrevocably elected at initial recognition to classify the minority equity investments in the non-listed
companies Essentium Inc. and
AM-Flow
BV, as disclosed in Note 10 and Note 20, as financial assets designated at fair value through OCI as this measurement is most representative of the business model for these assets. Gain and losses on these financial assets are never recycled to profit and loss. Equity instruments designated at fair value through OCI are not subject to impairment assessment.
Financial assets measured at fair value through profit or loss
The Group has the following financial assets classified as financial assets at fair value through profit or loss:

•	derivatives, also including the option acquired by the Group to purchase all shares of Link3D as disclosed in Note 4 and Note 10;

•	convertible loan granted to the company Fluidda as disclosed in Note 10.
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
Cash-settled transactions
The Group has cash-settled share-based payment transactions for certain employees in certain countries due to legal requirements (in the form of share-appreciation rights). The cost of cash-settled transactions is measured initially at fair value at the grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in employee benefits expense.
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
The Group recognizes revenue for goods including software based on the five-step model per the requirements of IFRS 15.

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
If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration is mainly related to quantities sold, volume (step-based) rebates and development time spent.
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
Most of the perpetual software licenses include one year maintenance and support services as a separate performance obligation. The Company sells these maintenance services also on a stand-alone basis and is therefore capable of determining their stand-alone selling price. On this basis, the amount of the embedded maintenance is separated from the fee for the perpetual license and is recognized ratably over the period to which they relate.
Time-based licensed software
The time-based license agreements include the use of a software license for a fixed term and maintenance and support services during the same period. The Company does not sell time-based licenses without maintenance and support services and therefore revenues are satisfied over time for the entire arrangements and are recognized ratably over the term.
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
Software development services (SDS)
SDS include customized development of software components for customers. Revenue from SDS agreements when distinct from other performance obligations is satisfied over time or at a point in time, depending whether one of the IFRS 15.35 criteria for performance obligations to be satisfied over time is met or not. In case of recognition over time, revenue is recognized either on time and material basis or on the stage of completion of each service when the percentage of completion can be measured reliably.
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
In case of recognition at a point in time revenue is recognized when control over the product is transferred to the customer.
Contracts with multiple performance obligations
The Group has entered into a number of contracts with multiple performance obligations, such as when selling perpetual licenses that may include maintenance and support (included in the price of perpetual licenses) and time-based licenses (that include embedded maintenance and support, both of which may be sold with software development services, training, and other product sales). In some cases, the Group delivers software development services bundled with the sale of the software.

The Group evaluates whether each performance obligation is distinct from each other, i.e. the customer can benefit from the good or service on its own, or with readily available resources. Certain development services significantly modify and/or enhance the software license and as such are not considered distinct and combined with the software license.
In those contracts, whether sold to
end-customers
or to collaboration partners, the Group uses either price list, historical pricing information or management’s best estimate of selling prices (e.g. also using a cost-plus method) to determine the stand-alone selling price for each distinct performance obligation, including software and software-related services such as maintenance and support. In general, elements in such arrangements are also sold on a stand-alone basis and stand-alone selling prices are readily available. If the stand-alone selling price of one or more goods or services in such arrangements is highly variable or uncertain, the Group estimates the stand-alone selling price with reference to the total transaction price less the sum of the observable stand-alone selling prices of other goods or services promised in the contract.
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
For certain contracts with collaboration partners, the Company receives up-front
fees, paid by customers for certain exclusivity rights, which may be bundled with transfer of title, rights and ownership of certain software products and maintenance and support services. In case the up-front
fees do not relate to already delivered good or services, the Group includes the up-front
fees in the total transaction price which is then allocated to all the distinct performance obligations. Other contracts with collaboration partners include prepaid fees to purchase a maximum number of “Plan Only” cases or case ‘bundles’ during a
12-month
period. In this case, the prepaid fees are recognized over the period of 12 months based on the expected number of cases that will be purchased.
Contract assets
A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are only contracts in progress that are disclosed with the line inventory and contracts in progress in the statement of financial position. We refer to our accounting policies regarding Inventories and Contracts in Progress.
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
Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or the carry forward of unused tax credits and unused tax losses can be utilized. In order for any deferred tax assets to be recognized, and at a minimum, the respective Materialise entity should have recorded a taxable profit in the current year and it should be probable that a taxable profit will be achieved in the subsequent year.
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

Significant accounting judgments, estimates and assumptions
The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and related disclosures. Uncertainty about these assumptions and estimates could lead to outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.
The Group reviews its estimates, assumptions and judgments on an ongoing basis, including those related to revenue recognition, development expenses, share-based payment transactions, income taxes, impairment of goodwill, intangible assets and property, plant & equipment and business combinations, provisions for expected credit losses, convertible loans, equity instruments, useful lives of certain assets and leases.
The Group has based its assumptions and estimates on the parameters that were available when the consolidated financial statements were prepared. However, existing conditions and assumptions about future developments, may change due to market changes or circumstances beyond the Group’s control. Such changes are incorporated into the assumptions as they occur.
Revenue recognition
Our revenue recognition policy requires management to make significant estimates. Management analyzes various factors, including an evaluation of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors may affect the timing and amount of revenues and expenses recognized and, consequently, the results of operations and financial condition. Significant estimates and judgments relate to:

•	Assessing whether a performance obligation is distinct in a bundled sales transactions;

•	Estimation of the variable considerations and the revenue constraint;

•	Estimation of stand-alone selling prices for each distinct performance obligation; and

•	The stage of completion of our custom development of software components for customers when revenues are satisfied over time.
The Group makes significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e. whether the good or service has a benefit to the customer in its own or together with readily available resources and/or whether the good or service is highly interrelated or constitutes a significant input with another good or service provided, or whether it significantly modifies or tailors another good or service. The relevant assessments include but are not limited to the following:

•
Whether the software license is distinct from the 3D printed guides — in most cases with contracts with collaborative partners in the Materialise Medical segment, the software licenses are combined with the manufacturing of the 3D printed guides, as the software license has no benefit to the customer without the manufacturing services.

•
Whether the development services are distinct from other performance obligations — in most cases these performance obligations are distinct but for certain contracts, the software license may be combined with the license and the 3D printed guides as one distinct performance obligation.

For stand-alone selling prices, the Group uses prices from price lists or historical prices for similar transactions. However, in certain cases such information is not readily available and in those cases the Group estimates the stand-alone selling price based on a cost plus mark-up
or other estimate. In addition, for certain performance obligations such as development services, the stand-alone selling prices also require an estimate of the time required to complete the development. If the Group determines that the stand-alone selling price of one or more goods or services in a multiple element arrangement is highly variable or uncertain, the Group estimates the stand-alone selling price with reference to the total transaction price less the sum of the observable stand-alone selling prices of other goods or services promised in the contract.
Certain contracts include estimates of variable considerations within the transaction price and assessing the revenue constraint, such as:

•	Quantities/volume sold at fixed prices related to, but not limited to, the manufacturing of 3D printed products, software licenses sold, maintenance renewals;

•	Contractual prices may vary based on volume purchased during a given period;

•	FTE expenses for development or other services billed on a time and material basis; and

•	Volume rebates.
The method used to estimate the variable consideration depends on the number of possible scenarios and the probability of each scenario. If there are many possible scenarios with a high probability (each less than 50%), the Group will use the expected value method, while the most likely method is used when there is a scenario with a higher probability (more than 50%).
Variable consideration is not constrained when the Group determines, based on historical experience, a high reliable business forecast and/or the time frame of the estimates, that there is a high probability that it will not result in a future reversal of revenue.
We determine the stage of completion for development contracts satisfied over time by comparing the labor hours incurred to date with the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates are made in the period when facts that give rise to a change become known. When the estimate indicates that a loss will be incurred, the loss is recorded in the relevant period. Significant judgments and estimates are involved in determining the percentage of completion for each contract. Different assumptions can produce materially different results.

F-2
7

Development expenses
Under IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include technical feasibility, the intention to complete, the ability to use or sell the asset under development, the availability of adequate technical, financial and other resources to complete the development, the ability to reliabily measure the expenditure attributable to the intangible asset during development and evidence of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset includes all directly attributable costs necessary to make the asset suitable for use as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.
Determining whether internally generated intangible assets from development should be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether completion of the asset is technically feasible considering a company-specific approach, the likelihood of future economic benefits from sale or use, including an assessment of whether FDA approval will be obtained.
The Group has determined that the conditions for recognizing internally generated intangible assets from its own software, guides and other product development activities are not met until shortly before the products are available for sale, unless either (i) the Group has strong evidence that the above criteria are met and a detailed business plan is available showing that the asset will generate future economic benefits on a reasonable basis or (ii) the development is done at the specific request of the customer, the Group intends to market the product to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer will reimburse the Group for a significant portion of the development costs incurred. As such, development expenditures that do not meet the above criteria and expenditures for the research phase of internal projects are recognized in the consolidated income statement as incurred. This assessment is monitored by the Group on a regular basis.
The Group capitalized a total of K€2,659 of development expenses during 2021 of which:

•	K€1,684 related to capitalized internal development expenses of our digital transformation program; and

•	K€975 related to the transformation of the platform architecture to enable our software products to make the transition from desktop to (hybrid) cloud.
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees based on the fair value of the equity instruments at the date at which they are granted, and measures the cost of cash-settled transactions based on the fair value of the equity instrument at the date of reporting. The Group has applied the Black-Scholes valuation model to estimate fair value. The use of this model requires management to make assumptions regarding the volatility and expected life of the equity instruments. The assumptions used to determine fair value for share-based payment transactions are disclosed in Note 14 and are as follows:

•	Volatility is determined based on the Group’s average annualized volatility;

•	The estimated life of the warrant is determined up to the first exercise period, which is typically the month after the vesting;

•
The fair value of the shares is determined based on the Group’s share price on Nasdaq on the date of issuance. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with
3-year
cash flow projections and a multiple of EBITDA determined based on a number of listed industry peers in the 3D printing industry; and

•	The dividend yield is estimated based on the Group’s historical dividend payout. It is currently estimated at zero as no dividends have been paid since inception.
Income taxes
Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies.
In order for any deferred tax assets to be recognized, and at a minimum, the respective Materialise entity should have recorded a taxable profit in the current year and it should be probable that a taxable profit will be achieved in the subsequent year.
As at December 31, 2021, the Group had current and
non-current
receivables related to tax credits for an amount of K€4,717 (2020: K€4,647; 2019: K€3,723)
As at December 31, 2021, the Group had K€58,161 (2020: K€50,538; 2019: K€37,440) of tax losses carried forward and unused
Innovation Income Deductions, of which K€35,578 related to Materialise NV (2020: K€27,878; 2019: K€25,172). These losses relate to the parent and subsidiaries that have a history of losses, in countries where these losses do not expire and may not be used to offset taxable income elsewhere in the Group.

F-2
8

With respect to the unused tax losses
 and Innovative Income Deduction

of Materialise NV, no deferred tax assets have been recognized in 2021, 2020 and 2019, given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses will be used in future years. As from July 1, 2016, the Innovation Income Deduction replaced the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system could still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. According to the Group’s policy the Company has assessed that no deferred tax asset should be accounted for with respect to its unused tax losses and unused Innovation Income Deductions carried forward in Belgium.
With respect to the unused tax losses of the other entities, no deferred tax assets have been recognized in 2021, 2020 nor 2019 except for our tax unity in Germany where we recorded a deferred tax asset of € 0.3 million related to 2020 losses, and Materialise Motion where we recorded a deferred tax asset of € 1.8 million against a deferred tax liability of € 2.0 million as discussed in Note 4. The Group has not recognized deferred tax assets on unused tax losses and Innovation Income Deduction totaling
K€12,033 in 2021 (2020: K€22,661; 2019: K€10,737) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses and Innovation Income Deduction
can be utilized.
If all deferred tax assets
related to tax losses carried forward and unused Innovation Income Deduction would meet the criteria for recognition, the net result would have improved by
 K€12,033

in 2021 through a deferred tax benefit. This would represent the planned recovery of
K€48,648
of
carried
forward tax losses
and Innovation Income Deduction
in future periods. Further details on taxes are disclosed in Note 22.10.
Impairment of goodwill, intangible assets and property, plant & equipment and determination of the cash-generating-unit.
The Group has goodwill for a total amount of K€18,726 as at December 31, 2021 (2020: K€18,599; 2019: K€19,607) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.
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
The Group capitalized development expenses in 2021 for a total amount K€2,659 (2020: K€4,541; 2019: K€1,328), including external acquired licences, which as of December 31, 2021 were not yet in the condition as intended by management and as such not amortized. Those development expenses have been subject to an impairment test based on a discounted cash flow model with cash flows derived from the latest business plan. The value in use is sensitive to the discount rate used for the DCF model as well as the expected commercialization date for the products and the expected future cash inflows after commercialization. We refer to the section on development expenses above for further explanations.
When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong.
During 2021 impairment charges have been recorded for K€177 (2020: K€4,606; 2019: K€0) related to the goodwill of Aldema (Metal Belgium).
Business combinations
We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. Business combinations are discussed further in Note 4. The purchase price allocation process requires us to make significant estimates and assumptions, including

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

F-
29

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
Convertible debt instruments
At December 31, 2021 the Group holds convertible debt instrument issued by Fluidda which is measured at fair value through profit & loss. In determining the fair value of those convertible debt instruments, the Group considers different contractual parameters such as the repayment and conversion scenarios and dates. In addition, the Group needs to make significant estimates such as (i) the discount rate, (ii) the probabilities for each repayment and conversion scenario, (iii) the amount of a qualified capital increase that will determine the conversion factor and (iv) the timing for each repayment and conversion scenario.
The convertible loan granted to Fluidda in January 2019 has a notional amount of K€2,500. The carrying value of the convertible loan as at December 31, 2021 amounted to K€3,554 which includes a fair value adjustment of K€316 recorded in financial income during 2020. Fluidda is a private start-up
company which offers turnkey contract research services for drug development and medical device development. Fluidda is currently loss-making. The convertible loan has a duration of 7 years with a 10% annual interest rate which are capitalized. The Group has applied a discount factor of 12.87% that is based on the estimated WACC of Fluidda reflecting the uncertainty in relation to the success of the company and the applied estimates by the Group.
The Group previously granted a convertible loan to AM Flow in January 2020 with a notional amount of K€300. The loan was converted into shares of AM Flow in September 2020 at a fair value of K€306.
Equity investment held in Essentium
The Group acquired an equity investment of K$3,300 in Essentium, a non-listed
US company during 2018 and 2019. The Group has elected to measure the equity investment at fair value with changes in fair value recognized in OCI. The fair value adjustment was estimated based on available information related to the liquidity and the fund raising process of Essentium. Based on the valuation of a recent Series B capital round, the Group estimated the fair value of its investment at December 31, 2020 at K€3,535 and recognized a fair value adjustment in OCI of K€489 for the year ended December 31, 2020. At the end of 2021 Essentium was facing significant liquidity issues and significant uncertainty related to the fund raising process, and started a process of restructuring its organization. As a result of these elements, and considering the Group’s subordinate position as shareholder, the Group remeasured the fair value of its investment to zero at December 31, 2021 and recognized a K€3,443 downward fair value adjustment in OCI for the year ended December 31, 2021.
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

F-3
0

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

F-3
1

4 Business Combinations
Business combination after the end of the reporting period
On April 9, 2021, the Group acquired an option to buy Link3D Inc.. On November 15, 2021, Materialise provided notice to Link3D of its intention to exercise the option. The acquisition was completed on January 4, 2022. This acquisition was effectuated through the Group’s U.S. subsidiary, Materialise USA, LLC. As a result of this transaction, Materialise USA has become the sole shareholder of Link3D. On January 4, 2022, the Group completed the acquisition and obtained control of Link3D Inc.. Link3D is a an additive workflow and digital manufacturing software company. The Group acquired 100% of voting equity interests in Link3D Inc. for a total consideration of K$ 30,200.
The acquisition of Link3D
is expected to
strengthen and accelerate the creation of the Materialise software platform, particularly for companies that are scaling up their additive manufacturing operations to volume production. By integrating Link3D’s additive MES (Manufacturing Execution System) solution with the Materialise Magics software suite into a unified, cloud-based software platform, manufacturers will be able to run and continuously improve the most efficient, repeatable, automated and controlled processes to mass-produce identical or customized products. This process extends beyond the actual 3D printing operations and creates a closer alignment between 3D printing and conventional manufacturing, signaling the removal of the wall between both production environments.
At the time of approval for issue of these consolidated financial statements, the initial accounting for the business combination, including the purchase price allocation, had not yet been completed. Furthermore, the fair values of assets acquired and liabilities assumed, and the amount of goodwill to be recognized, had not yet been determined. Therefore, the related disclosures could not yet be made
.
Acquisitions in 2021
The Group did not effect any business combinations in the course of 2021.
Acquisitions in 2020
Materialise Motion
The Group executed a share purchase agreement dated November 9, 2020 and acquired the remaining 50% of the shares of Materialise Motion NV (“Materialise Motion”, formerly RS Print) for a total purchase consideration in cash of K€5,220. The debt of previous owner of K€655 related to the called unpaid capital was transferred to the Group. Before this transaction, the Group already had a 50% interest in Materialise Motion. The fair value of the previously held equity method investment was valued at K€770. The corresponding gain was presented within net other operating income for the year ended December 31, 2020 (Note 22.6).
In determining the fair value of the previously held equity method investment, a strategic discount, a minority discount and a discount for lack of marketability were considered in relation to the consideration paid for this transaction.
Simultaneously with the share purchase agreement, Materialise Motion and RS Scan International NV (“RS Scan”), the former co-shareholder
of Materialise Motion, entered into an asset purchase agreement regarding the acquisition by Materialise Motion of certain assets of RS Scan with closing date on 9 November 2020 for a total purchase consideration in cash of K€3,000.
Materialise Motion is a Belgian-based company that specializes in manufacturing of orthopaedic and medical insoles and the development and commercialization of hardware and software for foot pressure measurement.
The fair value of the identifiable assets and liabilities at the date of acquisition was assessed at:

in 000€	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Assets
Developed technology	—	4,820	4,820
Customer relations	—	248	248
Other intangible assets	86	2,862	2,948
Property, plant & equipment	220	—	220
Right-of-use assets	24	—	24
Deferred tax assets	1,743	(46)	1,698
Other non-current financial assets	64	—	64
Inventory	794	265	1,059
Trade receivables	1,096	—	1,096
Other current assets	1,001	—	1,001
Cash & cash equivalents	189	—	189
Total Assets	5,217	8,149	13,366
Liabilities
Deferred tax liabilities	—	(2,003)	(2,003)
Loans & borrowings	(1,877)	—	(1,877)
Lease liabilities	(24)	—	(24)
Trade payables	(645)	—	(645)
Payroll related payables	(85)	—	(85)
Other liabilities	(262)	—	(262)
Total Liabilities	(2,893)	(2,003)	(4,896)
Total identified assets and liabilities	2,324	6,146	8,470
Goodwill	—	1,175	1,175
Acquisition price	—	—	9,645

F-3
2

The cash flow from the business combination was as follows:

Cash & cash equivalents acquired	(189)
Acquisition price in cash RS Print shares	5,220
Acquisition price in cash RS Scan assets	3,000
Total cash flow	8,031
The fair value
s
of the identifiable assets and liabilities included in our consolidated financial statements as per December 31, 2020 were provisional as the final valuation had not been completed by the date these consolidated financial statements were approved for issue by the board of directors. As of October 2021, we completed the fair value analysis of the Materialise Motion business combination, which resulted in corresponding adjustments to the goodwill, consolidated reserves and deferred tax assets and deferred tax liabilities. The fair value of the identified assets and liabilities was K€1,743 higher than the provisional value at date of acquisition, with a corresponding reduction in goodwill of K€1,743. We refer to Note 2 for the detailed impact of the retrospective adjustment

resulting from the final accounting of the Materialise Motion business combination.
The accounting for the business combination resulted in fair values at date of acquisition of K€4,820 for developed technology based on the relief-from-royalty valuation method with royalty rates between 8.00% and 10.00% (remaining useful life of 7 years), K€248 for customer relationships based on the multi-period excess earnings method (remaining useful life of 15 years) and K€2,862 for contracts based on the multi-period excess earnings method (remaining useful life of
7
years). A fair value adjustment was identified of K€265 for the inventory. At the same time, a deferred tax liability was recognized of K€(2,049) on these adjusted fair values. Upon the completion of the accounting for the business combination in 2021, the deferred tax assets were adjusted by K€
1,743
. The discount rate
(post-tax
WACC) used for the valuation was set at 15.80%. The carrying value of the acquired receivables, the trade and other receivables approximate their fair value due to the short term character of these instruments.
There are no contingent considerations payable.
The goodwill recognized is primarily attributable to the trained and knowledgeable workforce and to the expected synergies that will be realized at the level of development, manufacturing and the existing customer base. The goodwill is not deductible for income tax purposes.
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

F-3
3

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
The cash flow from the business combination was as follows:

Cash & cash equivalents acquired	(316)
Cash from capital increase	(5,750)
Acquisition price in cash	12,397
Total cash flow	6,331
The fair value
s
of the identifiable assets and liabilities included in our consolidated financial statements per December 31, 2019 were provisional as the final valuation had not been completed by the date these consolidated financial statements were approved for issue by the board of directors. As of July 16th, 2020, we completed the fair value analysis of the Engimplan business combination, which resulted in corresponding adjustments to the goodwill, property, plant and equipment. The fair value of the identified assets and liabilities were K€736 higher than the provisional value at date of acquisition, with a corresponding reduction in goodwill of K€567 and increase of non-controlling
interest of K€169.
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
The goodwill recognized is primarily attributable to the trained and knowledgeable workforce and to the expected synergies that will be realized at the level of manufacturing and the existing customer base. The goodwill is not deductible for income tax purposes.

F-3
4

5 Goodwill
The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	As of December 31,
in 000€	2021	2020*	2019
CGU: MAT Software	3,241	3,241	3,241
CGU: e-Prototypy	743	749	800
CGU: ACTech	8,812	8,812	8,812
CGU: OrthoView	4,755	4,445	4,683
CGU: MAT NV Manufacturing (Metal)	—	177	177
CGU: Engimplan	—	—	1,894
CGU: Materialise Motion*	1,175	1,175	—
Total	18,726	18,599	19,607

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The changes in the carrying value of the goodwill can be presented as follows for the years 2021, 2020 and 2019:

in 000€	Gross	Impairment	Total
At January 1, 2019	17,595	(104)	17,491
Additions	1,864	—	1,864
Currency translation	252	—	252
At December 31, 2019	19,711	(104)	19,607
Additions	1,175	—	1,175
Impairment	—	(1,367)	(1,367)
Currency translation	(816)	—	(816)
At December 31, 2020*	20,070	(1,471)	18,599
Additions	—	—	—
Impairment	—	(177)	(177)
Currency translation	304	—	304
At December 31, 2021	20,374	(1,648)	18,726

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The goodwill of Orthoview (UK) and
e-Prototypy
(PL) include respectively K€310 and K€(6) impact of currency translation in 2021.
The Group has performed an impairment test for all CGUs, estimating the
Value-in-Use
based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The MAT Software CGU is included in the reportable segment “Materialise Software”. The CGUs ACTech,
e-Prototypy
(PL), MAT NV Manufacturing (Metal) and Materialise Motion are included in the reportable segment “Materialise Manufacturing”. The CGU Orthoview (UK) is included in the reportable segment “Materialise Medical”.
CGU: MAT Software
The goodwill allocated to the CGU MAT software relates to the goodwill from the acquisition of Cenat in 2015 and the goodwill related to the acquisition of Marcam in 2011
(DE-3D
Printing Software).

F-3
5

The impairment test is based on the discounted cash flows resulting from the CGU MAT Software, considering a period of five years. The main assumptions for goodwill impairment testing include a discount rate (based on WACC) of 7.40% (8.06%
pre-tax)
and a perpetual growth rate of 5%. Other assumptions include the year-on-year
growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€42,170. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.
CGU
e-Prototypy
The goodwill relates to the acquisition of the Polish entity
e-Prototypy
. The impairment test on the CGU
e-Prototypy
is based on the discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 9.90% (11.30%
pre-tax)
and a perpetual growth rate of 2%. Other assumptions include the year-on-year
growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience and continued investments in capex in new 3D printing equipment. It was concluded that the value in use is significantly higher than the carrying value of the cash generating unit of K€3,519. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero,
there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.
CGU ACTECH
The impairment test on the CGU ACTech is based on the discounted cash flows, considering a period of 5 years. The main assumptions include a discount rate (based on WACC) of 6.36% (8.72%
pre-tax)
and a perpetual growth rate of 1%. Other assumptions include the year-on-year
growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€25,932. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.
CGU Orthoview
The goodwill relates to the acquisition of Orthoview. The impairment test on the CGU Orthoview is based on the discounted cash flows considering a period of 5 years. The main assumptions include a discount rate (based on WACC) of 8.05% (9.60%
pre-tax)
and a perpetual growth rate of 1%. Other assumptions include the year-on-year
growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€12,460. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.
The Orthoview business is being integrated further in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review as management believes that Orthoview can still be considered a separate cash generating unit in 2021.
CGU MAT NV Manufacturing Metal (Aldema)
The goodwill related to the acquisition of the Belgian entity Aldema BV in 2015, classified under the CGU Metal Prodution in Belgium. With the Materialise Metal Competence Center established in Bremen, Germany, the carrying value of this asset decreased to 0 resulting in the full impairment of the K€177 goodwill.
CGU Engimplan
The impairment test on the CGU Engimplan is based on the discounted cash flows, considering a period of 5 years. The main assumptions include a discount rate (based on WACC) of 15.49% (18.17%
pre-tax)
and a perpetual growth rate of 7%, supported by an expected long term inflation rate of 3.5%, continued growth opportunities from the increase of the standard of living in Brazil (including access to medical and health care insurances), a growing population in Brazil and export opportunities in Latin America. Other key

assumptions include the
year-on-year
growth rate of the revenue, gross margin and the operating costs which have been determined by local & new management based on past experience. At December 31, 2020, the Group has recorded a full impairment of the goodwill of K€1,367 as well as a partial impairment on customer lists and trade marks for respectively K€942 and K€207. The impairment test at December 31, 2021, did not indicate the need for a further impairment nor for a reversal of the previously recorded impairment charges. Based on the sensitivity analysis performed by the Group whereby the perpetual growth rate would decrease by
100 basis points
, the value in use would be K€25 below the carrying value of the cash generating unit. Based on the sensitivity analysis performed by the Group whereby the discount rate would increase
by 100 basis points, the value in use would be K€194 below the carrying value of the cash generating unit.

F-3
6

CGU Materialise Motion
The impairment test on the CGU Materialise Motion is based on the discounted cash flows, considering a period of 5 years. The main assumptions include a discount rate (based on WACC) of 7.40% (9.00%
pre-tax)
and a perpetual growth rate of 1%. Other assumptions include the year-on-year
growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€8,103. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

F-3
7

6 Intangible assets
The changes in the carrying value of the intangible assets can be presented as follows for the years 2021, 2020 and
2019:

in 000€	Patents and licenses	Software	Acquired customers, technology	Developed technology and software under construction	Total
Acquisition value
At December 31, 2018	4,294	8,241	25,579	1,315	39,429
Additions	209	656	—	1,328	2,193
Acquisition of a subsidiary	38	214	3,048	9	3,309
Disposals	—	(45)	(32)	—	(77)
Transfer between accounts	(109)	1,601	—	(988)	504
Currency translation	1	(10)	86	20	97
Other	3	10	—	(32)	(19)
At December 31, 2019	4,436	10,667	28,681	1,652	45,436
Additions	378	3,072	—	3,168	6,618
Acquisition of a subsidiary	—	—	7,931	86	8,017
Disposals	(226)	(2,227)	—	(68)	(2,521)
Transfer between accounts	75	47	—	(180)	(58)
Currency translation	(1)	(65)	(1,128)	—	(1,194)
Other	—	—	—	—	—
At December 31, 2020	4,662	11,494	35,484	4,658	56,298
Additions	660	70	—	3,058	3,788
Acquisition of a subsidiary	—	—	—	—	—
Disposals	(153)	(23)	—	(65)	(242)
Transfer between accounts	272	162	2	(496)	(60)
Currency translation	1	6	386	0	393
Other	—	—	—	—	—
At December 31, 2021	5,442	11,709	35,872	7,155	60,177

F-
38

in 000€	Patents and licenses	Software	Acquired customers, technology and backlogs	Developed technology and software under construction	Total
Amortization & Impairments
At December 31, 2018	(2,661)	(5,080)	(5,362)	—	(13,103)
Amortization charge for the year	(246)	(2,582)	(2,031)	—	(4,859)
Disposals	—	23	—	—	23
Transfer between accounts	109	(96)	—	—	13
Currency translation	—	(25)	(126)	—	(151)
Other	—	20	16	—	36
At December 31, 2019	(2,798)	(7,740)	(7,503)	—	(18,041)
Amortization charge for the year	(465)	(2,223)	(2,021)	—	(4,709)
Impairments	—	—	(1,149)	(2,090)	(3,239)
Disposals	211	2,119	—	(22)	2,308
Transfer between accounts	0	109	0	0	109
Currency translation	1	14	240	—	255
Other	0	0	0	0	0
At December 31, 2020	(3,051)	(7,721)	(10,433)	(2,112)	(23,317)
Amortization charge for the year	(392)	(1,831)	(2,523)	—	(4,746)
Impairments	—	(231)	—	—	(231)
Disposals	107	23	—	—	131
Transfer between accounts	(1)	(33)	(0)	22	(12)
Currency translation	(1)	(5)	(287)	—	(293)
Other	—	(41)	—	—	(41)
At December 31, 2021	(3,337)	(9,839)	(13,244)	(2,090)	(28,510)
Net carrying value
At December 31, 2021	2,105	1,869	22,628	5,065	31,668
At December 31, 2020	1,611	3,773	25,051	2,546	32,981
At December 31, 2019	1,638	2,927	21,178	1,652	27,395
At January 1, 2019	1,633	3,161	20,217	1,315	26,326
Patent and licenses include only the directly attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use and in-house developed technology
. The remaining amortization period is 1.1 years for the main software purchases and 5.6 years for the main patents and licenses.
The ‘Acquired customers and technology’ have been recognized as part of the acquisition of Materialise Motion, Engimplan, ACTech,
E-Prototypy,
OrthoView, and Cenat (see Note 4). At December 31, 2021, the remaining amortization period for the acquired customers is 13.83 years for

Materialise Motion, 7.58 years for Engimplan, 15.75 years for ACTech, 2.75 years for OrthoView, fully amortized for
E-Prototypy
and 3.25 years for Cenat . At December 31, 2021, the remaining amortization period for the acquired technology and contracts is 5.83 years for Materialise Motion.
The net book value of developed technology and software under construction at December 31, 2021 relates primarily to the internal digitalization program and the transformation of our platform architecture.
The total amortization charge for 2021 is K€4,746 (2020: K€4,709; 2019: K€4,859). As from 2017 the amortization of intangible assets from business combinations is mainly included in the line net operating income of the consolidated income statement.

F-
39

7 Property, plant & equipment
The changes in the carrying value of th
e
 property, plant & equipment can be presented as follows for the year 2021, 2020 and 2019:

in 000€	Land and buildings	Plant and equipment	Right-of-use assets	Construction in progress	Total
Acquisition value
At January 1, 2019	45,777	77,557	14,327	3,002	140,663
Impact of adoption of IFRS 16	—	—	4,984	—	4,984
Additions	302	7,363	3,429	5,807	16,901
Acquired from business combinations	61	3,046	633	17	3,757
Disposals	(37)	(6,091)	(753)	—	(6,881)
Transfers	(3,360)	7,077	117	(4,338)	(504)
Currency Translation	150	199	8	6	363
Other	—	(73)	(1,099)	(80)	(1,252)
At December 31, 2019	42,893	89,078	21,646	4,414	158,031
Additions	256	2,600	4,567	8,175	15,598
Acquired from business combinations	—	220	24	—	244
Disposals	—	(2,953)	(1,657)	(38)	(4,648)
Transfers	(15)	7,961	(4,010)	(3,886)	50
Currency Translation	(717)	(2,486)	(423)	(26)	(3,652)
At December 31, 2020 *	42,417	94,420	20,147	8,639	165,623
Additions	462	5,259	2,397	2,213	10,331
Disposals	—	(3,682)	(1,191)	(779)	(5,652)
Transfers	4,099	6,673	(1,249)	(8,296)	1,227
Currency Translation	183	598	103	4	888
At December 31, 2021	47,161	103,268	20,207	1,781	172,417
Depreciation
At January 1, 2019	(6,071)	(33,307)	(8,441)	(307)	(48,126)
Depreciation charge for the year	(1,199)	(9,162)	(4,058)	—	(14,419)
Acquired from business combinations	—	—	—	—	—
Disposals	36	5,704	359	—	6,099
Transfers	200	(1,551)	1,031	307	(13)
Currency Translation	(25)	(190)	(2)	—	(217)
Other	220	(34)	51	—	237
At December 31, 2019	(6,839)	(38,540)	(11,060)	—	(56,439)
Depreciation charge for the year	(1,223)	(10,205)	(3,504)	—	(14,932)
Disposals	—	2,632	1,518	—	4,150
Transfers	(11)	(3,961)	3,810	—	(162)
Currency Translation	66	872	85	—	1,023
At December 31, 2020	(8,007)	(49,202)	(9,151)	—	(66,360)
Depreciation charge for the year	(1,344)	(10,590)	(3,640)	—	(15,574)
Disposals	—	3,594	1,166	—	4,760
Transfers	(143)	(1,595)	515	—	(1,223)
Currency Translation	(92)	(380)	(41)	—	(513)
At December 31, 2021	(9,586)	(58,173)	(11,151)	—	(78,910)
Net book value
At December 31, 2021	37,575	45,095	9,056	1,781	93,507
At December 31, 2020	34,410	45,218	10,996	8,639	99,263
At December 31, 2019	36,054	50,538	10,586	4,414	101,592
At January 1, 2019	39,706	44,250	5,886	2,695	92,537

F-4
0

The investments in property, plant & equipment and
right-of-use
assets in 2021 amounted to K€10,331 (2020:K€15,598). They are mainly related to new machines and installations (K€3,635), land and buildings (K€2,224), IT equipment (K€2,126) and leased vehicles (K€769). The investments in 2020 related to new machines and installations (K€5,011), land and buildings (K€7,580), IT equipment (K€1,056) and leased vehicles (K€1,714). The investments in 2019 related to new machines and installations (K€7,757), land and buildings (K€4,865), IT equipment (K€1,268) and leased vehicles (K€1,119).
The Group realized a net loss on disposal of property, plant and equipment of K€210 in 2021 (2020: a net loss of K€10; 2019: a net loss of K€165).
No impairment of property, plant and equipment was recorded in 2021, 2020 and 2019.
The transfers in 2021 within property, plant and equipment are mainly related to

•	the transfers from construction in progress towards Land & Buildings and Plant & Equipment of K€8,296 is mainly related to the new metal production site in Bremen.

•	the transfer from Right-of-Use of assets to Plant and Equipment due to the obtaining of the ownership for a net book value of K€168.
Assets under construction
Per December 31, 2021 the main assets under construction
were
related to our new metal production facility in USA for an amount of K€547 and a printer for our plastic production in Belgium for K€540.
Changes in useful life for certain assets in 2019
The Group reviews the useful life for the intangible assets and property, plant and equipment on an annual basis considering the current facts and circumstances available. This review resulted in 2019 in a re-assessment
of the useful life for certain specific assets in the categories buildings, fixtures, vehicles and machinery. The impact of the change in useful life during the year 2019 resulted in a decrease of the depreciation charges for the year ended December 31, 2019 by K€1,147.
The depreciation charge for 2020 and 2021 was calculated to decrease by
 K€478 and K€276
respectively. The effect will be neutralized in 2028 for machines, in 2033 for fixtures and in 2048 for buildings.

The right of use assets can be presented as follows:
The carrying value of
Right-of-Use
assets at December 31, 2021 was K€9,054 (2020: K€10,996; 2019: K€10,586).
Right-of-Use
assets are mainly
related to buildings with a carrying value of K€4,419 at December 31, 2021 (2020: K€4,917; 2019: K€3,783) and for which depreciation of K€1,794 was recorded in 2021 (2020:K€1,620; 2019:K€1,953). New leases in 2021 amount to K€2,396 of which K€1,624 related to leased buildings (2020:K€2,397; 2019:K€2,855).

F-4
1

in 000€	Buildings	Vehicles	Equipment	Total
Acquisition value
At January 1, 2020	6,488	4,275	10,883	21,646
Additions	2,397	1,738	433	4,568
Acquired from business combinations	—	—	24	24
Modifications	—	—	—	—
Disposals	(1,214)	(291)	(152)	(1,657)
Currency Translation	(372)	(10)	(41)	(423)
Transfers	275	(1,157)	(3,129)	(4,011)
Other	—	—	—	—
At December 31, 2020	7,574	4,555	8,018	20,147
Additions	1,624	710	62	2,396
Disposals	(1,022)	(268)	(281)	(1,571)
Currency Translation	96	3	3	102
Transfers	(151)	(112)	(605)	(868)
At December 31, 2021	8,121	4,888	7,197	20,206
Depreciation
At January 1, 202 0	(2,705)	(2,030)	(6,325)	(11,060)
Depreciation charge for the year	(1,620)	(1,129)	(755)	(3,504)
Disposals	1,175	272	71	1,518
Transfers	446	992	2,373	3,811
Currency Translation	47	4	33	84
Other	—	—	—	—
At December 31, 2020	(2,657)	(1,891)	(4,603)	(9,151)
Depreciation charge for the year	(1,794)	(1,236)	(610)	(3,640)
Disposals	639	257	270	1,166
Currency Translation	(41)	(2)	2	(41)
Transfers	151	74	289	514
At December 31, 2021	(3,702)	(2,798)	(4,652)	(11,152)
Net book value
At December 31, 2021	4,419	2,090	2,545	9,054
At January 1, 2021	4,917	2,664	3,415	10,996
The following amounts related to leases are recognized in profit & loss

(in 000€)	2021
Depreciation expense	(3,640)
Interest expense on lease liabilities	(289)
Expenses related to short-term leases/ low-value assets/ variable lease payments	(537)
The Group has negotiated several contracts with extension and termination options because of common practice in the country or for the asset. Management has exercised significant judgments in determining wheth
e
r these extension and termination options are reasonably certain to be exercised. The potential future cash flows beyond the period following the exercise of the extension and termination option that are not included in the lease term are presented in the following table:

(in 000€)	2021
Potential (non-discounted) cash flows for terminations options that are not reasonably certain to be exercised:	3,015
Potential (non-discounted) cash flows for extensions options that are reasonably certain to be exercised	1,560
Pledges
Land and buildings (including buildings under construction) with a carrying amount of K€24,451 (2020: K€25,364; 2019: K€26,270) are subject to pledges to secure several of the Group’s bank loans. In addition, pledges have been given on machines with a total carrying amount of K€1,131 (2020: K€2,274; 2019: K€2,884) (Note 24).

F-4
2

8 Investments in joint ventures
As at December 31, 2021, Materialise has no investments in joint ventures.
The changes in the carrying value of the joint v
e
ntures can be presented as follow for the years 2021, 2020 and 2019:

in 000€
Carrying value as of December 31, 2018	—
Additional investment	875
Transfer from receivables	(444)
Share in loss	(392)
Carrying value as of December 31, 2019	39
Additional investment	—
Transfer from receivables	—
Share in loss of the Joint venture	(39)
Gain from remeasurement previously held equity method investment at fair value	770
Accounted for as Business Combination	(770)
Carrying value as of December 31, 2020	—
Additional investment	—
Transfer to receivables	—
Share in loss of the Joint venture	—
Gain from remeasurement previously held equity method investment at fair value	—
Accounted for as Business Combination	—
Carrying value as of December 31, 2021	—
9 Inventories and contracts in progress
Inventories and contracts in progress include the following:

	As of December 31,
in 000€	2021	2020	2019
Raw materials	6,246	4,974	7,400
Work in progress	2,383	1,766	2,806
Finished goods	2,171	2,554	1,995
Contracts in progress	495	749	495
Total inventories and contracts in progress	11,295	10,043	12,696
Inventory written-off on the balance sheet amounted to
K€1,196 for the year ended December 31, 2021 (2020: K€567; 2019: K€526). The expenses are recorded in Cost of Sales.
The Group has contracts in progress and advances from customers. The total costs incurred is
 K€426 and the profit recognized is K€69 as per December 31, 2021. Advances were received for the amount of K€11 with respect to contracts in progress per end of 2021 (2020: K€146; 2019: K€22).

F-4
3

10 Other assets
Other
non-current
assets
Other
non-current
assets include the following:

Investments in convertible loans	As of December 31,
in 000€	2021	2020	2019
Convertible loan	3,560	6,203	2,750
Total	3,560	6,203	2,750
The Group granted a convertible loan to Fluidda in January 2019, with a notional amount of K€2,500. The convertible loan is accounted for as a financial asset measured at fair value with changes in fair value through the income statement. The carrying value of the convertible loan amounts to K€3,560 at December 31, 2021. The convertible loan has a duration of 7 years with a 10% annual interest rate which is capitalized. We refer to Note 3 and Note 20.

Investments in non-listed equity instruments	As of December 31,
in 000€	2021	2020	2019
Non-listed equity investments	399	3,842	3,046
Total	399	3,842	3,046
At December 31, 2021, the Group remeasured the fair value of its equity investment in Essentium, Inc. to zero, recognizing a K€3,443 fair value adjustment in other comprehensive income. We refer to Note 3 and Note 20.
In addition, Materialise continues to hold an equity investment in AM Danube BV (holding company for AM Flow Holding BV), which had a fair value of K€307 at December 31, 2021. We also refer to Note 3 and Note 20.
The remainder of K€92 relates to an investment in the African Drive NV, which runs the African Drive project in Benin.

Other non-current assets	As of December 31,
in 000€	2021	2020	2019
Tax credits	4,044	3,381	3,015
Guarantees and deposits	447	528	415
Non-current receivable on joint venture	—	—	138
Loan to Link3D incl capitalized interest	2,249	—	—
LT deferred charges	741	—	—
Other	38	184	27
Total	7,519	4,093	3,595
The
non-current
tax credits mainly relate to Belgian R&D tax credits, recoverable between 2023 and 2027.
On February 3, 2021, the Group concluded an interim loan agreement with Link3D, Inc. (“Link3D”) for the principal amount of K$700. In connection wih the call option entered into as of April 9, 2021, the Group has concluded
an additional loan for the principal amount of K$1,800 million. The aggregate principal amount of
K$2,500, carries interest
based on the Prime rate

(
3.25
%
for 2021) and
has a maturity date of
April 9, 2031
.
As set out in Note 4, the Group completed the acquisition of Link3D on January 4, 2022.

F-4
4

Other current assets
Other current assets include the following:

	As of December 31,
in 000€	2021	2020	2019
Deferred charges	2,958	2,841	2,632
Tax credits	673	1,243	695
Accrued income	384	260	486
Other tax receivables	1,459	1,125	3,127
Grants	1,021	1,181	754
Other non-trade receivables	2,445	1,640	922
Total other current assets	8,940	8,290	8,616
The other tax receivables included Value Added Tax (VAT) receivables and corporate tax receivables.
The other non-trade receivables
 as at December 31, 2021 included the value of the option purchased by the Group to acquire Link3D, for an amount of $ 2 million.

F-4
5

11 Trade receivables
The trade receivables include the following:

	As of December 31,
in 000€	2021	2020	2019
Trade receivables	42,814	32,346	42,509
Allowance for doubtful accounts	(1,273)	(1,475)	(1,532)
Total	41,541	30,871	40,977
Trade receivables are
non-interest
bearing and are generally on payment terms of 30 to 90 days.
As at December 31, 2021, trade receivables of an initial value of K€1,273 (2020: K€1,475; 2019: K€1,532) were impaired as part of the expected credit losses analysis. Impairment is account
e
d for under the other operating expenses. See below for changes in the impairment of receivables.

in 000€
At January 1, 2019	(1,873)
Addition	(141)
Usage	131
Reversal	351
At December 31, 2019	(1,532)
Addition	(852)
Usage	301
Reversal	608
At December 31, 2020	(1,475)
Addition	(689)
Usage	259
Reversal	632
At December 31, 2021	(1,273)

F-4
6

12 Cash and cash equivalents
Cash and cash equivalents include the following:

	As of December 31,
in 000€	2021	2020	2019
Cash at bank	192,895	108,399	123,337
Cash equivalents	3,133	3,139	5,560
Total	196,028	111,538	128,897
For the year ended December 31, 2021, cash at banks in euro earned a negative interest (K€223), based on floating interest rates. Cash at banks in other currencies earns interest at floating rates based on daily bank deposit rates. Cash equivalents include short-term deposits which are made for varying periods between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
There were no cash balances on a restricted bank account per December 31, 2021, 2020 or 2019.

13 Equity
Share capital
The share capital of the parent company Materialise NV consists of 59,063,521 ordinary nominative shares at December 31, 2021 (2020: 54,169,257; 2019: 53,172,513) with no nominal but par value of €0.076 in 2021 (2020: €0.076; 2019: €0.058) for a total amount of K€4,487 at December 31, 2021 (2020:K€4,096; 2019:K€3,066).

in 000€, except share data	Total number of ordinary shares	Total share- holders’ capital	Total share- premium
Outstanding at Jauary 1, 2019	52,890,761	3,050	136,637
Capital increase through exercise of warrants	281,752	16	1,252
Equity-settled share-based payments expense	—	—	201
Outstanding at December 31, 2019	53,172,513	3,066	138,090
Capital increase through exercise of warrants	487,840	30	3,082
Capital increase through exercise of convertible bonds	508,904	1,000	—
Equity settled share-based payments expense	—	—	103
Merger with Ailanthus NV	13,428,688	1,862	—
Cancellation treasury shares (Ailanthus NV)	(13,428,688)	(1,862)	—
Outstanding at December 31, 2020	54,169,257	4,096	141,275
Capital increase through exercise of warrants	294,264	22	2,322
Capital increase through public offering	4,600,000	371	90,235
Equity settled share-based payments expense	—	—	41
Outstanding on December 31, 2021	59,063,521	4,489	233,872
The shareholders’ capital increased by K€22 in 2021 as a result of the exercise of warrants outstanding and fully vested. The number of new shares issued was 294,264 at an average price of €8,
0
per share, including share premium.
The shareholders’ capital increased by K€371 in 2021 as a result of th
e
 capital increase through public offering. The number of new shares issued was 4,600,000 at an average price of €19.7 per share, including share premium.
Share premium
In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.
The carrying value of the share premium is K€233,872 at December 31, 2021 (2020: K€141,275; 2019: K€138,090). The change in 2021 is the result of:

•	The capital increase via exercise of warrants of K€2,322; and

•	The share-based payment expense of K€ 41 ;

•	The public offering of K€ 90,235
The change in 2020 is the result of the share-based payment K€103 and the capital increase via exercise of warrants of K€3,082. The change in 2019 is the result of the share-based payment expense of K€201 and the capital increase via exercise of warrants of K€1,252.

F-4
8

Other reserves
The nature and purpose of the other reserves is as follows:

	As of December 31,
in 000€	2021	2020	2019
Legal reserve	279	279	279
Other reserves	1,987	2,574	(335)
Equity-settled share-based payment expense	72	72	72
Other Comprehensive Income (loss)	(9,087)	(7,796)	(1,394)
Other reserves	(6,749)	(4,871)	(1,378)
Based on the statutory result and after final result allocation approved by the annual shareholders meeting the legal reserve is increased by reserving 5% of the yearly statutory profit until the l
e
gal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.
The Group did
no
t pay any dividend during 2021, 2020 and 2019.
Other comprehensive loss
Other comprehensive loss consists of the
following:

in ‘000€	Currency Translation Differences & Other	Fair value adjustment equity investments	Total OCI attributable to the shareholder
At January 1, 2019	(1,850)	—	(1,850)
Currency translation impact	456	—	456
At December 31, 2019	(1,394)	—	(1,394)
Currency translation impact	(6,025)	—	(6,025)
Fair value adjustment	—	489	489
Acquisition non-controlling interest—OCI	(866)	—	(866)
At December 31, 2020	(8,285)	489	(7,796)
Currency translation impact	2,152	—	2,152
Fair value adjustment	—	(3,443)	(3,443)
At December 31, 2021	(6,133)	(2,954)	(9,087)
Non-controlling
interest
In 2019 a
non-controlling
interest was recognized for 25% held by a third party in
Engimplan
for an amount of K€3,276 per end of 2019.
As of December 1, 2020, Materialise acquired the remaining
25
%
non-controlling
interest held by a third party in Engimplan in return for the Spine business line. The non-controlling
interest with a carrying amount of K2,213 was derecognized.
As of June 22, 2021, the Group, together with Zhenyuan (Tianjin) Medical Appliances Technology Co., Ltd., incorporated a new subsidiary with the name Tianjin Zhenyuan Materialise Medical Technology Limited Company. This entity will be responsible for all regulatory requirements regarding the Materialise Mimics Enlight Lung Software on the Chinese market. Both Materialise and Zhenyuan will work on development and distribution, in a collaborating manner. Materialise holds 51% of the shares, Zhenyuan 49%. In 2021, in respect of this majority-owned subsidiary, a non-controlling
interest has been recognized, which had a carrying value of K€1 at December 31, 2021.
RapidFit+
At October 8, 2021, PMV, who owned 16.66% of the shares of our subsidiary RapidFit NV, executed their put option at the redemption amount of K€

. Prior to the execution, this put option was recognized as a financial liability and measured at the fair value of the redemption amount.

F-
49

14 Share-based payment plans
Share-based payment plans of the parent
The changes of the year for the warrant plans are as follows:

	2021	2020	2019
Outstanding at January 1	407,722	965,052	1,318,049
Granted	—	—	—
Forfeited / Cancelled	(7,193)	(41,443)	(42,952)
Exercised	(317,579)	(515,887)	(310,045)
Outstanding at December 31	82,950	407,722	965,052
Exercisable at December 31	78,405	123,305	296,859
The Group’s share-based payment plans are all equity-settled exc
e
pt for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled. The outstanding amount includes stock appreciation rights (“SARs”) issued under cash-settled share-based payment plans.
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
Under the 2013 warrant plan 301,096 warrants were eff
e
ctively granted in October 2013 and 166,800 warrants were granted to certain employees and to certain members of our board of directors and senior management on November 28, 2013 with an exercise price ranging from €7.86 to €8.54.
The status of the 2013 warrant plan at December 31 is as follows:

	2021	2020	2019
Outstanding at January 1	—	118,376	300,040
Granted	—	—	—
Forfeited / Cancelled	—	(1,875)	(3,500)
Exercised	—	(116,501)	(178,164)
Outstanding at December 31	—	—	118,376
Exercisable at December 31	—	—	15,300
No warrants remained outstanding under the 2013 warrant plan at December 31, 2021.
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

F-5
0

The Group granted 979,898 warrants in July 2014 and 36,151 warrants in November 2014 in the context of the initial public offering to the employees of the Group with an exercise price of €8.81 (“IPO warrant plan”). The Group granted an additional 18,180 warrants to employees in July 2015 under the IPO warrant plan.
The status of the IPO warrant plan at December 31 is as follows:

	2021	2020	2019
Outstanding at January 1	236,726	465,212	589,052
Granted	—	—	—
Forfeited / Cancelled	(3,372)	(27,247)	(20,252)
Exercised	(179,764)	(201,239)	(103,588)
Outstanding at December 31	53,590	236,726	465,212
Exercisable at December 31	49,045	95,575	169,071
With respect to the warrants exercised in 2021, a total of 179,764 warr
a
nts representing 179,764
shares were exercised in the last quarter. The share price at exercise date was $23.31.
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
The status of the 2015 warrant plan at December 31 is as follows:

	2021	2020	2019
Outstanding at January 1	133,900	310,400	325,200
Granted	—	—	—
Forfeited / Cancelled	(2,000)	(6,400)	(14,800)
Exercised	(114,500)	(170,100)	—
Outstanding at December 31	17,400	133,900	310,400
Exercisable at December 31	17,400	15,100	96,500
With respect to the warrants exercised in 2021, a total of 114,500 warrants representing 114,500 shares were exercised. The weighted average share price at exercise date was $23.35.
Fair value
The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

F-5
1

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

The expense arising from share-based payment transactions for the warrant plans mentioned above was K€41 (2020: K€102; 2019: K€401)
The weighted average remaining estimated life of the warrants outstanding as of December 31, 2021 is 3.13 years (2020: 4.31 years; 2019: 5.20 years). The weighted average fair value for the warrants outstanding at the end of 2021 was €3.39 (2020: €3.29; 2019: €4.48). The weighted average exercise price for the warrants outstanding at the end of 2021 was €8.07 (2020: €7.92; 2019: €7.88).
Cash-settled share-based payment plans
The Group has issued 215,688 SARs in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash. The exercise price of the SAR is €8.81.
The status of this plan is as follows:

	2021	2020	2019
Outstanding at January 1	37,096	71,064	103,757
Granted	—	—	—
Forfeited / Cancelled	(1,821)	(5,921)	(4,400)
Exercised	(23,315)	(28,047)	(28,293)
Outstanding at December 31	11,960	37,096	71,064
Exercisable at December 31	11,960	12,630	15,988
The SAR plan grants the bearer the right to a cash payment equal to the difference between the exercise price and the stock price at the exercise date. This plan is considered a cash settled share based payment and is as such recorded as a liability (see Note 16).
The SARs have a contractual term of ten y
e
ars and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. SARs are exercisable as from the month after they have vested and in the subsequent exercise periods.
The fair value of the SAR is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

F-5
2

The following table lists the input used for the Black-Scholes model:

	2021	2020	2019
Return dividend	0%	0%	0%
Expected volatility	80%	84%	49%
Risk-free interest rate	0.18%	-0.34%	0.10%
Expected life	0.25	0.25	0.25
Exercise price (in €)	8.81	8.81	8.81
Stock price (in €)	21.05	44.20	16.32
Fair value SAR (in €)	12.26	35.38	7.52
The expense arising from share-based payment transactions for the SARs plan was K€(874) in 2021 (2020: K€1,242; 2019:
K€ -11).
The carrying value of the liability at December 31, 2021 amounts to K€147 (2020: K€1,223; 2019: K€574). The total intrinsic value of the liability for warrants currently exercisable at December 31, 2021 amounts K€147 (2020: K€447; 2019: K€120).
Share-based payment plans of RapidFit+
The subsidiary RapidFit+ has issued a warrant plan on August 23, 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.90. In January 2014, a total of 199 warrants were granted and accepted.
The changes for the year for the RapidFit+ warrant plan are as follows:

	2021	2020	2019
Outstanding at January 1	186	186	199
Granted	—	—	—
Forfeited / Cancelled	—	—	(13)
Exercised	—	—	—
Outstanding at December 31	186	186	186
Exercisable at December 31	186	186	184
The following table lists the input to the Black-Scholes model for the RapidFit+ warrant plan:

2014
Return dividend	0%
Expected volatility	50%
Risk-free interest rate	2.29%
Expected life	5.5
Exercise price	553.9
Fair value option	262.7
The expense arising from share-based payment transactions for RapidFit+ warrant plan was K€2 in 2021 (2020: K€2; 2019: K€2
)

F-5
3

15 Loans and borrowings
The loans and borrowings include the following:

	As of December 31
in 000€	2021	2020	2019
K€35,000 EIB bank loan	33,333	35,000	35,000
K€28,000 acquisition bank loan	15,604	18,621	21,612
K€18,000 secured bank loans	16,592	17,013	17,429
K€12,300 bank loans ACTech	8,160	10,470	11,850
K€9,050 other facility loans	2,248	2,910	3,599
Bank investment loans—top 20 outstanding	12,852	17,280	22,132
Bank investment loans—other	1,569	2,681	4,429
Lease liabilities	8,621	10,624	9,876
Institutional loan	—	353	824
Convertible bonds	—	—	1,000
Related party loan	128	158	187
Total loans and borrowings	99,107	115,110	127,938
Current	21,202	17,523	16,838
Non-Current	77,905	97,588	111,100
K€35,000 EIB bank loan
On December 20, 2017 the Group entered into a finance contract with the European Investment Bank, or EIB, to finance future research and development programs. As part of a first tranche, an amount of K€10,000 was drawn in the course of 2018. The agreement foresees a first two-year
period without loan reimbursements. Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The interest rate for this loan is 2.40%. The contract contains customary security, covenants and undertakings. A second tranche of K€25,000 was drawn in the course of 2019 with an interest rate of 2.72%. A pledges have been given on moveable assets as well as a pledge over the shares.
On June 29, 2020, the European Investment Bank temporarily waived the compliance obligation of the covenants “Total gross Debt to Adjusted EBITDA” (until December 31, 2022), and “Adjusted EBITDA to Net financial charges” (until 31 December 2020) under the condition that the covenant “Total net debt to Adjusted EBITDA” will be met for the period. In addition, the European Investment Bank agreed not to recalculate the interest rate until January 3, 2022 for the first tranche and until January 17, 2022 for the second tranche. Finally, the European Investment Bank waived “the subsidiary financial indebtedness” covenant for the calculation period ending on June 30, 2020. For the periods thereafter this covenant has been eased. These covenants were waived in order to allow the Group to continue investing in its growth programs, even under stressed COVID-19 scenarios. At December 31, 2021, The Group was in compliance with all debt covenants including those that have been waived, as a result of the additional capital raised during 2021, the solid Adjusted EBITDA, and the decrease of our gross debt position.

During 2021 a first reimbursement of K€1,666 was made.
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
K€18,000 secured bank loans
The K€18,000 loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to K€12,000; and with reimbursements only starting in December 2022. The agreement for the Polish facility financing amounts to K€6,000, and reimbursements have started in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

F-5
4

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
K€9,050 - Other facility loans
Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (K€2,000, K€300 and K€5,000, respectively) and another loan for the Czech Republic offices in 2008 (K€1,750). The balance of the four loans amounts to K€2,248 per December 31, 2021. All loans have a repayment schedule of 15 years and interest rates are fixed between 4.3% and 5.4% for the four loans.
Miscellaneous investment loans
The 20 largest of these loans outstanding as at December 31, 2021 amount to a balance of K€12,852. They have been agreed in 2020 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.
K€8,621 Lease liabilities included lease with related party
The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As at December 31, 2021 the balance of these lease agreements amounts to K€8,621, and are mostly at fixed interest rates with weighted average below 2%.
The total cash outflow from the lease liabilities amounts to K€3,775 in 2021, K€3,640 in 2020 and K€5,283 in 2019.
K€2,000 institutional loan
This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of K€2,000. The loan is repayable over a four year period, starting as of September 2017 with a fixed interest rate of 0.25% payable per quarter. As at December 31, 2021 no balance remains outstanding under this loan.
K€1,000 convertible bond with related party
On October 9, 2020, 1,000 convertible bonds with a related party for a total amount of K€1,000 were converted to 509,904 shares.
Related party loan
Lunebeke NV, a related party of the Group as discussed in Note 26, has granted the Group a loan of K€400 at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amount outstanding as of December 31, 2021 is K€128 (2020: K€158; 2019: K€187). The interest expense for the year ended December 31, 2021 is K€5 (2020:K€7; 2019:K€9
).
Changes of liabilities for financing activities:
The following table presents the changes of the liabilities for financing activities:

	For the year ended December 31
in 000€	2021	2020	2019
At January 1,	115,110	127,938	106,038
Proceeds from loans & borrowings	—	—	29,000
Repayment of loans & borrowings	(14,277)	(13,736)	(12,126)
New leases	2,355	4,626	8,326
Repayment of leases	(3,775)	(3,640)	(5,283)
Loans acquired from business combination	—	—	2,076
Net foreign exchange movements	(306)	(78)	(92)
At December 31,	99,107	115,110	127,938

F-5
5

16	Other non-current liabilities
The other
non-current
liabilities consist of the following:

	As of December 31,
in 000€	2021	2020	2019
Advances received on contracts	1,500	—	—
Provisions	667	318	122
Other	—	80	574
Total	2,167	398	696
The increase of the provision relates to a provision for the potential
of reclassification of our self-employed workers into employees within Engimplan (K€
541).
The advances received on contracts were paid by a client in the context of a long term contract for medical devices.
The impact of the accounting treatment of the Belgian contribution plans with a minimal guarantee is not material as the number of beneficiaries is limited. No provisions have been recognized as of December 31, 2021, 2020 and 2019. As such, no further disclosures have been provided.

17	Tax payables
The tax payables amount to K€783 as per December 31, 2021 (2020:K€974; 2019:K€3,363).

F-5
6

18	Deferred income
Deferred income consists of the following:

	As of December 31
in 000€	2021	2020	2019
Deferred maintenance & license	34,287	30,242	27,667
Deferred (project) fees	3,537	4,555	4,647
Deferred government grants	435	85	358
Total	38,259	34,882	32,672
current	33,307	29,554	27,641
non-current	4,952	5,328	5,031
The deferred maintenance and license revenue consists of maintenance and license fees paid up-front
which are deferred and recognized in earnings over either the maintenance period or the duration of the license. The deferred (project) fees consist of one-time
and advance payments received which are deferred in accordance with the revenue accounting policies. The deferred government grants are recognized as income under “other operating income”.
We refer to Note 22.1.2 for more detail on the contract liabilities.

F-5
7

19	Other current liabilities
Other current liabilities include the following:

	As of December 31
in 000€	2021	2020	2019
Payroll-related liabilities	11,836	11,152	10,281
Non-income tax payables	2,058	3,018	2,262
Accrued charges	1,170	995	1,080
Advances received	276	404	715
RapidFit+ amounts payable to former shareholders	—	875	875
Derivatives	118	140	478
Cash settled share-based payment plan	147	1,223	—
Other current liabilities	367	888	1,995
Total	15,972	18,695	17,686
The
non-income
tax payables mainly relate to VAT payables and payroll taxes.

F-5
8

20	Fair value
Financial assets
The carrying value and fair value of the financial assets as of December 31, 2021, 2020 and 2019 are as follows:

	Carrying value			Fair value
in 000€	2021	2020	2019	2021	2020	2019
Financial assets
Financial assets measured at amortized cost
Trade receivables (current)	41,541	30,871	40,977	41,541	30,871	40,977
Other financial assets (non-current)	2,696	712	580	2,696	712	580
Other current non-trade receivables	1,696	1,618	1,676	1,696	1,618	1,676
Cash & cash equivalents	196,028	111,538	128,897	196,028	111,538	128,897
Total financial assets measured at amortised cost	241,961	144,739	172,130	241,961	144,739	172,130
Financial assets at fair value through profit or loss
Derivatives	1,770	23	9
Convertible loan	3,560	6,203	2,750
Total financial assets measured at fair value through profit and loss	5,330	6,226	2,759
Financial assets at fair value through OCI
Non-listed equity investments	399	3,842	3,046
Total financial assets at fair value through OCI	399	3,842	3,046
The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);

•
Other current
non-trade
receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2021, 2020 and 2019

•
Other non-current
financial
assets are being evaluated on the basis of their credit risk and interest rate which are considered as level 2 inputs. Their fair value is not considered different from their carrying value given the related interest rate is revised on a regular basis.

•
The
non-listed
equity investments, mainly representing the investment AM Flow (via an investment in AM Danube, one of the shareholders of AM Flow) for K€307, are measured at fair value. As of December 31, 2021, management considers that currently the cost is an appropriate estimate of fair value (level 2 input) because a recent capital increase indicated that the market valuation of AM Flow has not changed and because of the followings reasons:

•	AM Flow is a non-listed entity;

•	The Group only has an insignificant interest in AM Flow BV (approx. 5% of the shares indirectly);

•	The Group has no representatives in the Board of Directors of AM Flow BV; and

•	Insufficient more recent information is available to measure fair value;

•	For the non-listed equity investment in Essentium, as of December 31, 2021, Materialise recorded a remeasurement of fair value to zero through OCI (K€3,443).

•
The derivatives include the option acquistion for Link3D for $ 2 million, discussed further in Note 4. The fair value is not different from the carrying value on December 31, 2021, and was determined based on level 3 inputs.

•	The convertible loan granted to Fluidda was measured at fair value. As of December 31, 2021, management determined the fair value based upon level 3 inputs as follows:

•
The Group determined that the fair value of the convertible loan as at December 31, 2021 amounted to K€3,560. Fluidda is a private start-up
company which offers turnkey contract research services for drug development and medical device development. Fluidda is currently loss-making. The convertible loan has a duration of 7 years with a 10% annual interest rate which are capitalized. The Group has applied a discount factor of 12.87% that is based on the estimated WACC of Fluidda reflecting the uncertainty in relation to the success of the company and the applied estimates by the Group.

In assessing the fair value, the Group has made significant estimates with regard to the discount rate, the probability of each repayment and conversion scenario and related timing, the amount of the qualified capital increase. Changes in the significant assumptions may lead to a significant increase/decrease in the fair value of the convertible loan. A increase/decrease in the applied discount rate for Fluidda by 1% would lead to a change in fair value by K€(46) / K€48.

F-
59

Financial liabilities:
The carrying value and fair value of the financial liabilities as of December 31, 2021, 2020 and 2019 can be presented as follows:

	Carrying value			Fair value
in 000€	2021	2020	2019	2021	2020	2019
Financial liabilities measured at amortized cost
Loans & Borrowings including lease liabilities	99,108	115,110	127,939	100,417	116,843	128,930
Trade payables	20,171	17,698	18,517	20,171	17,698	18,517
Other liabilities excl. written put option on NCI	485	1,276	3,187	485	1,275	3,187
Total financial liabilities measured at amortized cost	119,764	134,084	149,643	121,073	135,816	150,634
Financial liabilities measured at fair value
Contingent consideration	—	—	—	—	—	—
Cash settled share based payments	147	1,223	—
Written put option on NCI	—	875	875
Derivatives	118	140	478
Total financial liabilities measured at fair value	265	2,238	1,353
Total non-current	79,905	98,543	112,549
Total current	40,124	37,779	38,447
The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

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

Fair value hierarchy 3 evolution

Convertible Loans Ditto & Fluidda	Fair Value Evolution
in 000€	2021	2020	2019
As at 1 January	6,203	2,750	—
Addition	—	2,830	2,500
Remeasurement	—	316	—
Capitalized interests	—	307	250
Reimbursement Ditto convertible loan	(2,643)	—	—
As at 31 December	3,560	6,203	2,750
Fair value hierarchy

Written Put Option on NCI RapdFit+	Fair Value Evolution
in 000€	2021	2020	2019
As at 1 January	875	875	845
Remeasurement	—	—	30
Payout put-option PMV	(875)	—	—
As at 31 December	—	875	875

F-6
0

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.
The Group has the following financial instruments carried at fair value in the statement of financial position on December 31, 2021, 2020 and 2019: the derivatives related to interest rate and foreign currency swaps as included in the above tables, a call option and written put option on non-controlling
interest and the
non-listed
equity investments.

F-6
1

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

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the year ended December 31, 2021
Revenues	42,902	73,368	89,180	205,450	—	205,450
Segment Adjusted EBITDA	15,705	20,669	6,275	42,649	(10,159)	32,490
Segment Adjusted EBITDA %	36.6%	28.2%	7.0%	20.8%	—	15.8%
For the year ended December 31, 2020
Revenues	39,054	61,729	69,635	170,418	31	170,449
Segment Adjusted EBITDA	13,383	13,915	2,548	29,846	(9,468)	20,378
Segment Adjusted EBITDA %	34.3%	22.5%	3.7%	17.5%	—	12.0%
For the year ended December 31, 2019
Revenues	41,654	60,808	94,156	196,618	61	196,679
Segment Adjusted EBITDA	13,812	10,774	12,154	36,740	(10,084)	26,656
Segment Adjusted EBITDA %	33.2%	17.7%	12.9%	18.7%	—	13.6%
The segment Adjusted EBITDA is reconciled with the consolidated net profit (loss) for the year as follows:

	For the year ended December 31,
in 000€	2021	2020*	2019
Segment Adjusted EBITDA	42,649	29,847	36,740
Depreciation, amortization and impairment	(20,516)	(19,775)	(19,278)
Corporate research and development	(2,948)	(2,824)	(1,859)
Corporate headquarter costs	(10,317)	(11,719)	(11,077)
Other operating income (expense)	3,527	3,668	2,410
Fair value adjustment 50% Materialise Motion	—	770	—
Impairments	(177)	(4,606)	—
Operating (loss)/ profit	12,217	(4,639)	6,936
Financial expenses	(4,101)	(5,995)	(3,682)
Financial income	5,620	2,452	1,377
Income taxes	(591)	1,028	(2,595)
Share in loss of joint venture	—	(39)	(392)
Net profit (loss) for the year	13,145	(7,193)	1,644

*	The year 2020 has been retrospectively adjusted to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.

F-6
2

The Group has 1 individual customer that represents sales larger than 10% of the total revenue in 2021 (2020: 0; 2019: 0).

The total amount of revenues from this customer for the year 2021 was K€ 26,772, and these revenues are reported within the Medical segment.
Entity-wide disclosures
The revenue by geographical area is as follows:

	As of December 31,
in 000€	2021	2020	2019
United States of America	69,140	47,266	56,235
Americas other than USA	6,297	5,297	3,395
Belgium	6,947	7,048	7,917
Germany	20,442	17,087	31,185
France	12,964	11,586	20,110
Switzerland	13,643	12,587	14,907
United Kingdom	8,836	7,725	13,804
Italy	6,520	5,876	6,707
Netherlands	7,310	6,943	5,825
Other Europe	33,816	31,518	17,329
Asia Pacific	19,535	17,516	19,265
Total	205,450	170,449	196,679
The total revenue realized in the country of domicile (Belgium) in 2021 amounts to K€6,947 (2020: K€7,048; 2019: K€7,917).
The total
non-current
assets, other than financial instruments, deferred tax assets, by geographical area are as follows:

	As of December 31,
in 000€	2021	2020	2019
United States of America (USA)	4,237	3,441	4,194
Americas other than USA	3,276	3,454	8,374
Belgium	67,865	62,810	49,426
Germany	55,712	58,305	57,918
Poland	12,756	13,437	15,506
Rest of Europe	10,019	9,087	10,410
Asia-Pacific	1,739	2,052	2,658
Total	155,604	152,586	148,486
The totals of the above table include goodwill, intangible assets and property, plant & equipment and
Right-of-Use
Assets as disclosed in the consolidated statements of financial position.

F-6
3

22	Income and expenses
22.1 Revenue
22.1.1 Disaggregated revenue information

	For the year ended December 31, 2021
in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	11,981	38,507	18,652	69,140	—	69,140
Americas other than USA	501	4,576	1,220	6,297	—	6,297
Europe (without Belgium) & Africa	18,749	22,098	62,683	103,530	—	103,530
Belgium	235	1,177	5,535	6,947	—	6,947
Asia Pacific	11,436	7,010	1,090	19,536	—	19,536
Total revenue from contracts with customers	42,902	73,368	89,180	205,450	—	205,450
Type of goods or service
Software revenue (non-medical)	42,902	—	—	42,902	—	42,902
Software revenue (medical)	—	22,856	—	22,856	—	22,856
Medical devices and services	—	50,512	—	50,512	—	50,512
Manufacturing	—	—	89,180	89,180	—	89,180
Other	—	—	—	—	—	—
Total revenue from contracts with customers	42,902	73,368	89,180	205,450	—	205,450
Timing of revenue recognition
Goods/Services transferred at a point in time	19,832	54,355	85,448	159,635	—	159,635
Goods/Services transferred over time	23,070	19,013	3,732	45,815	—	45,815
Total revenue from contracts with customers	42,902	73,368	89,180	205,450	—	205,450

	For the year ended December 31, 2020
in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	11,939	28,173	7,153	47,265	—	47,265
Americas other than USA	533	4,504	260	5,297	—	5,297
Europe (without Belgium) & Africa	15,702	20,781	56,840	93,323	—	93,323
Belgium	112	2,335	4,570	7,017	31	7,048
Asia Pacific	10,768	5,936	812	17,516	—	17,516
Total revenue from contracts with customers	39,054	61,729	69,635	170,418	31	170,449
Type of goods or service
Software revenue (non-medical)	39,054	—	—	39,054	—	39,054
Software revenue (medical)	—	19,808	—	19,808	—	19,808
Medical devices and services	—	41,921	—	41,921	—	41,921
Manufacturing	—	—	69,635	69,635	—	69,635
Other	—	—	—	—	—	—
Total revenue from contracts with customers	39,054	61,729	69,635	170,418	31	170,449
Timing of revenue recognition
Goods/Services transferred at a point in time	15,536	46,286	66,824	128,646	31	128,677
Goods/Services transferred over time	23,518	15,443	2,811	41,772	—	41,772
Total revenue from contracts with customers	39,054	61,729	69,635	170,418	31	170,449

F-6
4

The revenue per type of good or service including the previous years is as follows:

	For the year ended December 31
in 000€	2021	2020	2019
Software revenue (non-medical)	42,902	39,054	41,654
Software revenue (medical)	22,887	19,808	19,407
Medical devices and services	50,481	41,921	41,401
Manufacturing	89,180	69,635	94,156
Other	—	31	61
Total	205,450	170,449	196,679
22.1.2 Contract balances
The following table provides information about receivables, contracts in progress (contract assets) and deferred income (contract liabilities) from contracts with customers.

	As of December 31,
in 000€	2021	2020
Trade receivables, included in ‘trade and other receivables’	42,814	32,346
Contract assets / contracts in progress	495	749
Contract liabilities / deferred income /advances receive d on contracts	39,324	34,797
We refer to Note 18 for a detail of the deferred income. Note 18 includes a split of the deferred income in current and non-current.
Non-current
deferred income, representing mainly maintenance contracts with terms more than one year and certain contracts with up-front
fees which are allocated to performance obligations that will be satisfied over more than one year, may be recognized as revenue between one to three years. Total revenue recognized during 2021 that was included in the contract liability at the beginning of the year amounts to K€34,797. There is no revenue recognized during 2021 from performance obligations that were satisfied in the previous years.
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
up-front
fees such as
step-in
fees or milestone payments which are billed at inception of the contract but which are allocated to performance obligations which are satisfied at a later time in the contract term or which have not been recognized considering the revenue constraint (i.e. may have to be credited when customer achieves certain volume targets). In addition, certain contracts include prepaid fees for volume “Plan Only” purchases for which the purchased services are only delivered during a one year period. Those fees result in deferred income which are recognized as revenue when services/products are delivered and revenue is not constrainted.

•
Certain development services are satisfied while the services can only billed at certain pre-defined
points in time or when the services are fully satisfied resulting in contracts in progress / contract assets.

22.2 Cost of sales
Cost of sales includ
e
s the following selected information:

	For the year ended December 31
in 000€	2021	2020	2019
Purchase of goods and services	(38,691)	(31,725)	(37,870)
Amortization and depreciation	(11,296)	(11,788)	(10,917)
Payroll expenses	(38,499)	(32,438)	(37,715)
Work in Progress	1,208	(495)	(550)
Total	(87,278)	(76,446)	(87,052)

F-6
5

22.3 Research and development expenses
Research and development expenses include the following selected information:

	For the year ended December 31
in 000€	2021	2020	2019
Purchase of goods and services	(3,770)	(2,788)	(2,583)
Amortization and depreciation	(1,821)	(1,746)	(1,483)
Payroll expenses	(21,300)	(20,368)	(19,219)
Other	—	(2,202)	(63)
Total	(26,891)	(27,104)	(23,348)
22.4 Sales and marketing expenses
Sales and marketing expenses include the following selected information:

	For the year ended December 31
in 000€	2021	2020	2019
Purchase of goods and services	(6,704)	(5,960)	(9,228)
Amortization and depreciation	(1,892)	(1,946)	(1,346)
Payroll expenses	(40,555)	(36,521)	(42,055)
Other	—	(209)	(360)
Total	(49,151)	(44,636)	(52,989)
22.5 General and administrative expenses
General and administrative expenses include the following selected information:

	For the year ended December 31
in 000€	2021	2020	2019
Purchase of goods and services	(11,248)	(8,933)	(9,856)
Amortization and depreciation	(2,987)	(2,437)	(3,630)
Payroll expenses	(19,080)	(18,104)	(18,078)
Other	—	137	(222)
Total	(33,315)	(29,337)	(31,786)

F-6
6

22.6 Net other operating income
The net other operating income can be detailed as follows:

	For the year ended December 31
in 000€	2021	2020*	2019
Government grants	4,466	4,473	5,263
Amortization intangibles purchase price allocation	(2,521)	(1,857)	(2,013)
Allowance for doubtful debtors	(58)	(244)	210
Capitalized expenses (asset construction)	223	316	166
Tax Credits	746	1,198	665
Personnel related income	—	—	37
Fair value adjustment Materialise Motion	—	770	—
Impairment Engimplan	—	(2,516)	—
Impairment Metal Belgium (Aldema)	(177)	—	—
Other	723	295	1,104
Total	3,402	2,436	5,432

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion.
The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs and reduced payroll taxes.
22.7 Payroll expenses
The following table shows the breakdown of payroll expenses for 2021, 2020 and 2019:

	For the year ended December 31
in 000€	2021	2020	2019
Short-term employee benefits	(93,850)	(82,135)	(87,775)
Social security expenses	(17,076)	(15,691)	(15,647)
Expenses defined contribution plans	(1,250)	(1,150)	(1,033)
Other employee expenses	(7,259)	(8,455)	(12,612)
Total	(119,435)	(107,431)	(117,067)
Total registered employees at the end of the period	2,332	2,162	2,177
22.8 Financial expenses
Financial expenses includes the following selected information:

	For the year ended December 31
in 000€	2021	2020	2019
Interest expense	(2,435)	(2,299)	(2,146)
Foreign exchange losses	(1,258)	(2,999)	(832)
Other financial expenses	(408)	(697)	(704)
Total	(4,101)	(5,995)	(3,682)
22.9 Financial income
Financial income includes the following selected information:

	For the year ended December 31
in 000€	2021	2020	2019
interest income	658	418	386
Foreign exchange gains	4,904	1,668	955
Other finance income	58	366	36
Total	5,620	2,452	1,377

F-6
7

22.10 Income taxes and deferred taxes
Current income tax
The following table shows the breakdown of the tax expense for 2021, 2020 and 2019:

	As of December 31,
in 000€	2021	2020*	2019
Current income tax	(1,252)	4	(2,926)
Deferred income taxes *	661	1,024	331
Total income taxes for the period	(591)	1,028	(2,595)

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.
Deferred tax
Deferred tax is presented in the statement of financial position und
e
r
non-current
assets and
non-current
liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liabilities and the deferred tax expense for 2021, 2020 and 2019:

	Asset/(liability)			Income/(expense)
in 000€	2021	2020*	2019	2021	2020*	2019
Tax losses, notional interest deduction and other tax credits	2,162	1,823	—	—	—	—
Amortization development assets and other intangible assets	136	75	38	—	—	—
Depreciation property, plant & equipment	55	125	70	—	—	—
Leases	35	—	—	—	—	—
Other items	274	77	84	—	—	—
Total deferred tax assets	2,662	2,100	192	26	9	(124)
Property, plant & equipment	(850)	(209)	(403)	—	—	—
Intangible assets	(5,757)	(6,414)	(4,937)	—	—	—
Investment grants	(199)	(227)	(301)	—	—	—
Inventory valuation	—	(31)	(89)	—	—	—
Other items	—	—	(17)	—	—	—
Total deferred tax liabilities	(6,806)	(6,881)	(5,747)	(687)	(1,033)	455
Netting	2,435	1,899	—	—	—	—
Total deferred tax assets, net	227	201	192	—	—	—
Total deferred tax liabilities , net	(4,371)	(4,982)	(5,747)	—	—	—
Total deferred tax income (expense)	—	—	—	(661)	(1,024)	331

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The Group has unused tax losses and
unused Innovation Income Deduction
in an amount of K€48,648 for 2021 (2020: K€43,172;
2019
: K€32,615) of which K€35,578 for 2021 (2020: K€27,878; 2019: K€21,878) relating to Materialise NV.

F-6
8

With respect to the unused tax losses of Materialise NV, no deferred tax assets have been recognized given that in view of the Belgian Patent Income Deduction and Innovation Income Deduction there is an uncertainty to which extent these tax losses and unused Innovation Income Deduction
will be used in future years. As from July 1, 2016, the Innovation Income Deduction replaced the former Patent Income Deduction. Under the grandfathering rule the Patent Income Deduction system could still be applied until June 30, 2021. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Under the Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis. Based on its analysis, in 2021 the Group determined that no deferred tax assets should be recognized in respect of the tax losses or the unused Innovation Income Deduction carried forward at the level of Materialise NV at December 31, 2021.
With respect to the unused tax losses of the other entities, no deferred tax assets have been recognized in 2021, 2020 nor 2019 except for our tax unity in Germany where we recorded a deferred tax asset of € 0.3 million related to 2020 losses and Materialise Motion where we recorded a deferred tax asset of €
1.8
 million against a deferred tax liability of €
2.0

million. The deferred tax liability of
K€6,806

as at December 31, 2021 mainly relates to the intangibles that have been recognized in connection with business combinations (ACTech and Materialise Motion).
Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2021	2020*	2019
Profit (loss) before taxes	13,736	(8,221)	4,239
Income tax at statutory rate of 25% (2019: 29.58%)	(3,432)	2,045	(1,254)
Effect of different local tax rate	12	529	63
Tax adjustments to the previous period	88	(231)	(367)
Non-deductible expenses	(354)	(584)	(554)
Research and development tax credits	398	375	179
Patent income deduction / innovation income deduction	2,847	—	—
Non recognition of deferred tax asset	(407)	(723)	(1,579)
Recognition of deferred tax assets on previous year’s tax losses	—	—	119
Non-taxable income	350	503	925
Use of previous year’s tax losses and tax credits for which no deferred tax assets was recognized	163	135	—
Taxes on other basis	(71)	(993)	—
Other	(185)	(28)	(127)
Income tax benefit (expense) as reported in the consolidated income statement	(591)	1,028	(2,595)

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.

F-
69

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
The net profit (loss) for the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended December 31
in 000€	2021	2020*	2019
Net profit (loss) attributable to ordinary equity holders of the parent for basic earnings	13,154	(7,044)	1,586
Interest on convertible bonds	—	—	50
Net profit (loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	13,154	(7,044)	1,636

*	The year 2020 has been adjusted retrospectively to reflect the final accounting of the business combination with Materialise Motion. See additional information in Notes 2 and 4.
The warrants are dilutive at December 31, 2021. The convertible bond has been converted in shares as per October 9, 2020. We refer to Note 13. The convertible bonds and the warrants are dilutive as per December 31, 2021 and 2019 and are anti-dilutive as per December 31, 2020.
The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31
in 000	2021	2020	2019
Weighted average number of ordinary shares for basic earnings per share	56,685	53,364	52,915
Effect of dilution:
Warrants	158	—	563
Convertible loan	—	—	509
Weighted average number of ordinary shares adjusted for effect of dilution	56,843	53,364	53,987
The earnings per share are as follows:

	For the year ended December 31
	2021	2020	2019
Earnings per share attributable to the owners of the parent
Basic	0.23	(0.13)	0.03
Diluted	0.23	(0.13)	0.03

F-7
0

24	Commitments and contingent liabilities
Mortgages and pledges
The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction) is K€25,582 (2020: K€27,638; 2019: K€29,154). The total outstanding mortgages and pledges are K€103,685 in 2021 (2020: K€105,610; 2019: K€77,849).
Included in the above, the Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€69,300 in 2021 (2020: K€69,300; 2019: K€36,992) and pledges on other fixed assets for a total amount of K€1,399 (2020: K€3,290; 2019: K€3,301).
Other commitments
The Group has outstanding
non-cancellable
contracts with a future commitment of K€7,043 at December 31, 2021 (2020: K€6,384; 2019: K€11,640), mainly related to purchase commitment for raw materials. For property, plant & equipment, we have no committed expenditures as per December 31, 2021 (2020: K€0; 2019: K€0).
Contingent liabilities
On September 21, 2021, the Brussels Court of Appeal issued a judgment regarding the termination of a supply agreement that we entered into with Dentsply Implants NV in 2010. In its judgment, the Court of Appeal overruled the judgment issued by the court of first instance (which had previously ruled in favor of Dentsply Implants NV), and fixed the amount of the financial compensation to Dentsply Implants NV at an amount, which, increased with legal interests and costs, resulted in a total amount payable by us to Dentsply Implants NV of € 866,909.74
. This judgment of the Brussels Court of Appeal is final and payment was made on November 25, 2021.
On November 15, 2021, we received a written notice from counsel for Zimmer Biomet, informing us of Zimmer Biomet’s decision to file a request for arbitration with the Belgian Centre for Arbitration and Mediation. Zimmer Biomet believes that we have a contractual obligation pursuant to the terms of our collaboration to indemnify Zimmer Biomet for the expenses it incurred as a result of its settlement with Conformis, Inc. of a patent dispute related to certain joint replacement devices. We believe there are meritorious defenses to Zimmer Biomet’s claim and intend to contest it vigorously. However, an adverse resolution of this arbitration could have an adverse effect on our results of operations, financial condition or cash flows in the period in which the arbitration is resolved. No amounts have been accrued for this loss contingency.
On June 1, 2021, we entered into a settlement agreement with Osteoplastics, LLC in connection with a patent infringement lawsuit filed by Osteoplastics, LLC on March 20, 2020, as described in our Annual Report on Form 20-F for the year ended December 31, 2020. Pursuant to the settlement agreement, we agreed to file documents seeking to withdraw or terminate all petitions for review (the “IPR Procedure”) of seven asserted patents owned by Osteoplastics, LLC with the Patent Trial and Appeal Board of the United States Patent and Trademark Office (the “PTAB”). On June 3, 2021, we filed a Motion to Dismiss with the PTAB regarding the IPR Procedure, and in a decision dated June 4, 2020, the PTAB granted our Motion to Dismiss. Other than external counsel fees and PTAB fees, there is no financial impact incurred in relation to this matter or the settlement agreement.
Apart from the cases set out above, the Group is currently not a party to any other legal or arbitration proceedings, which, in the opinion of the management, is likely to have or could reasonably possibly have a material adverse effect on the business, financial position or results of operations..

F-7
1

25	Risks
The Group is mainly exposed to liquidity risk, interest rate risk and credit risk.
Foreign exchange risk
The Group transacts business globally and is subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which it sells its products and services are generally not considered to be highly inflationary. In the years ended December 31, 2021, 2020 and 2019, 35%, 35% and 29% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured
in euro based on
period-end
exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.
The Group has primarily exposure to the USD, GBP, BRL, PLN and JPY as foreign currency. The exposure on MYR and CZK is limited. There is only a limited portion of turnover in local currency.
If the U.S. dollar (rate for €1) would have appreciated by 10%, the net result would have been € 1.2 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been € 1.0 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.
To limit the exposure to foreign currency rate fluctuations on GBP and JPY, the Group has entered into currency rate swaps. As of December 31, 2021 the Group had hedge agreements in place for K GBP
1,350 and million JPY 160.0. We refer to note 20 for the related fair value of these derivatives.

F-7
2

Liquidity risk
The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day
liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements.
On December 20, 2017, the European Investment Bank (EIB) and Materialise entered into a finance contract to support Materialise’s ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to € 35.0 million drawable in two tranches. The first tranche could not exceed € 25.0 million and could be drawn during the first year of the contract. The Group actually has drawn € 10.0 million of this first tranche in the course of 2018. The second tranche of € 25.0 million was drawn in July 2019. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year
loan reimbursement grace period. Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The interest rate for the first tranche is initially equal t
o 2.4% . The interest rate for the second tranche is initially 2.72% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.
The range of contracted obligations are as follows (incl. interest) :

in 000€	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2021
Loans & borrowings	19,081	41,590	19,587	14,901	95,159
Lease liabilities	3,496	3,790	946	1,102	9,334
Trade payables	20,171	—	—	—	20,171
Other current liabilities	750	—	—	—	750
Total	43,498	45,380	20,533	16,003	125,414

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2020
Loans & borrowings	15,335	36,819	34,928	23,565	110,647
Lease liabilities	3,831	4,850	1,570	1,420	11,671
Trade payables	17,698	—	—	—	17,698
Other current liabilities	3,798	—	—	—	3,798
Total	40,662	41,669	36,498	24,985	143,814

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2019
Loans & borrowings	14,300	33,034	41,672	34,447	123,453
Lease liabilities	3,685	4,907	1,040	720	10,352
Trade payables	18,517	—	—	—	18,517
Other current liabilities	4,063	—	—	—	4,063
Total	40,565	37,941	42,712	35,167	156,385
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

F-7
3

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
Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

in 000€	Total	Non-due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 181 days
December 31, 2021	41,541	34,002	4,199	1,634	426	611	669
December 31, 2020	30,871	25,707	3,176	858	423	327	380
December 31, 2019	40,977	31,528	4,924	2,094	733	981	717
Capital management
The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.
The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2021, 2020 and 2019.

F-7
4

26	Related party transactions
The compensation of key management personnel of the Group is as follows:

	For the year ended December 31
in 000€	2021	2020	2019
Short-term employee benefits	2,832	2,302	2,394
Post-employment benefits	93	93	85
Total	2,925	2,395	2,479
Warrants granted	—	—	—
Warrants outstanding	4,545	108,905	359,266
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members). In the year ending December 31, 2021 the compensation to key management by means of share based payments amounts to K€132.
The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Depreciation	Interest expense	Right-of-Use Assets	Receivables	Lease liabilities	Other liabilities
Non-executive directors of the Group
2021	—	122	—	—	—	—	—	58
2020	—	85	—	28	—	—	—	—
2019	—	128	—	37	—	—	—	1,053
Shareholders of the Group
2021	—	30	—	6	—	77	—	60
2020	—	2	—	7	—	29	—	158
2019	—	113	—	9	—	—	—	131
Joint ventures
2021	—	—	—	—	—	—	—	—
2020	419	—	—	—	—	—	—	—
2019	1,431	—	—	—	—	1,279	—	—
Non-controlling interests
2021	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	—
2019	—	—	26	9	617	—	652	—
Related party – Lunebeke NV / Ailanthus NV
Lunebeke NV is owned by a shareholder and director of the Group and was established on December 29, 2020 following a partial demerger of Ailanthus NV (a former related party of the Group that merged with Materialise NV subsequent to a partial demerger). The activities taken over by Lunebeke NV through the partial demerger of Ailanthus NV were taken over from Ailanthus NV with retro-active effect as of October 1 st
, 2021. The Group rents apartments on a regular basis from Lunebeke NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. Due to Covid, the total amount paid to Lunebeke NV for rent in 2021 was
K€37 (2020: K€0; 2019: K€113).

F-7
5

27	Events subsequent to the statement of financial position date
Closing of acquisition of Link3D
On April 9, 2021, the Group acquired an option to buy Link3D Inc.. On November 15, 2021, Materialise provided notice to Link3D of its intention to exercise the option. The acquisition was completed on January 4, 2022. This acquisition was effectuated through the Group’s U.S. subsidiary, Materialise USA, LLC. As a result of this transaction, Materialise USA has become the sole shareholder of Link3D. Link3D is an additive workflow and digital manufacturing software company. The acquisition of Link3D is intended to strengthen and accelerate the creation of the Materialise software platform.
Impact of the armed conflict in Ukraine
As discussed in more detail in “Item 3. Key Information—D. Risk Factors” of this annual report, we have historically maintained an office in Kyiv, employing over 400 collaborators who are mainly engaged in engineering, software development and supporting IT and staff functions. As a result of the armed conflict in Ukraine, our operations from our Kyiv office have come to a standstill.
To-date, most
of
our personnel from the office in Kyiv have continued to work for us throughout the armed conflict, either remotely from Ukraine or other neighboring countries or from our Wroclaw office, while others remain unable to perform their work. As of the date of this annual report, we have been able to continue servicing our customers without significant disruption or delay, as personnel with similar skills and competencies located elsewhere in the world have increased their roles and responsibilities to assist displaced personnel.
Despite our initiating an intense relocation and support program, it is impossible to predict how much of our Ukrainian workforce will be able or willing to continue working for us. As we are unable to predict how the armed conflict in Ukraine will evolve, we cannot exclude that delays or disruption in certain of our services may occur, which could impact our business and operations, results of operations, financial condition, cash flows and liquidity.
Although the impact of the armed conflict in Ukraine has not had a material adverse effect on our financial results to-date, we have incurred € 0.3 million as of February 24, 2022 related to the relocation and support efforts of Ukrainian personnel. We will continue to incur expenses and we will be affected by additional operating expenses from hiring additional and more expensive resources outside Ukraine.
It is still uncertain to what extent some of the development projects of our Materialise Software and Materialise Medical segments, and to a lesser extent our Materialise Manufacturing segment, will be impacted. As a result of such impact, some of our anticipated product releases may be delayed, which may adversely affect our revenue.
In addition, although only a small percentage of our historical revenues was generated in Russia, we expect that the trade sanctions that have been imposed against Russia by, among others, the United States and the European Union, will have a negative impact on our revenue for the year ended December 31, 2022.
As of the date of this annual report, we are unable to predict how the armed conflict in Ukraine will evolve or what the impact of any political and direct and indirect economic repercussions will be on the global economy and our business. Indirect economic repercussions could, for example, come from continued or further increased inflation, or currencies instability. As a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity.

F-7
6

28	Overview of consolidated entities

Name	Country of incorporation	% equity interest*
		2021	2020	2019
Materialise NV	Belgium	100%	100%	100%
Materialise SAS	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%
Materialise s.r.o.	Czech Republic	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%
Materialise UK Ltd	United Kingdom	100%	100%	100%
OBL SAS	France	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%
Materialise Sdn. Bhd.	Malaysia	100%	100%	100%
Materialise Ukraine LLC	Ukraine	100%	100%	100%
RapidFit NV	Belgium	100%	83%	83%
Meridian Technique Ltd	United Kingdom	100%	100%	100%
OrthoView Holdings Ltd	United Kingdom	100%	100%	100%
Materialise SA	Poland	100%	100%	100%
Materialise Colombia SAS	Colombia	100%	100%	100%
Materialise Motion NV	Belgium	100%	100%	50%
Materialise Shanghai Co.Ltd	China	100%	100%	100%
Engimplan Engenharia de Implante Industria & Comércio Ltda	Brazil	100%	100%	75%
Engimplan Holding Ltda	Brazil	100%	100%	100%
Materialise Limited	South-Korea	100%	100%	—
Materialise Australia PTY Ltd	Australia	100%	100%	100%
Materialise S.R.L.	Italy	100%	100%	100%
ACTech GmbH	Germany	100%	100%	100%
ACTech Holding GmbH	Germany	100%	100%	100%
ACTech, Inc.	United States	100%	100%	100%
Tianjin Zhenyuan Materialise Medical Technology Ltd	China	51%	—	—

*	The overview provides the equity interest held as of 31 December of each respective year.
The entities Materialise GmbH, Gilching, Germany, ACTech Holding GmbH, Freiberg / Saxony, Germany and ACTech GmbH, Freiberg / Saxony, Germany, have taken advantage of the exemption regulations of § 264 (3) HGB (German Commercial Code) for the financial year ending December 31, 2019, 2020 and 2021.
The entity Meridian Technique Limited (company number 03478202) has taken advantage of the exemption regulation from the requirements of the Act relating to the audit of accounts under section 479A of the Companies Act 2006 for the financial year ending December 31, 2021.

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

F-7
7