Form 20-F
period 2023-12-31
MATERIALISE NV
filed 2024-04-12
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Carla Van Steenbergen, telephone +32 (16) 39 66 11, facsimile +32 (16) 39 66 00, Technologielaan 15, 3001 Leuven, Belgium

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023 was: 59,067,186 Ordinary Shares

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

Our trademark portfolio contained 185 registered trademarks and 3 pending trademark application as of December 31, 2023. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us. In particular, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements, we discuss, based on our current assessment of the ongoing armed conflict in Ukraine, and other geopolitical tensions how our business, results of operations, and financial condition could be impacted during the year 2024 and beyond.

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

●	the global political, economic, and macroeconomic climate, whether within our industry in general, or among specific types of customers or within particular geographies, including but not limited to, the impacts related to labor shortages, supply chain disruptions, actual or perceived instability in the global banking system, the results of local and national elections, a potential recession, inflation, and rising interest rates;
●	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;

●	fluctuations in our revenue and results of operations;
●	impacts on our business, financial conditions and results of operations from the armed conflicts in Ukraine, Israel and the Middle East;
●	impacts on our business, financial conditions and results of operations from increased geopolitical tensions, including the ongoing tensions between the United States and China;
●	our ability to operate in a highly competitive and rapidly changing industry;
●	our ability to adequately increase demand for our products and services;
●	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties;
●	our ability to integrate acquired businesses or technologies effectively;
●	our dependence upon sales to certain industries;
●	our relationships with suppliers;
●	our ability to attract and retain employees and contractors;
●	any disruptions to our service center operations, including by accidents, warfare, natural disasters or otherwise;
●	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;
●	our ability to adequately protect our intellectual property and proprietary technology;
●	our international operations;
●	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and
●	other risk factors as set forth under “Item 3. Key Information – D. Risk Factors.”

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business

●	We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.
●	We may not be successful in continuing to enhance and adapt our software, products and services in line with developments in market technologies and demands.
●	The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.
●	Existing and increased competition may reduce our revenue and profits.
●	We rely on collaborations with users of our additive manufacturing and related solutions to be present in certain large-scale markets and, indirectly, to expand into potentially high-growth specialty markets. Our inability to continue to develop or maintain these relationships in the future could harm our ability to remain competitive in existing markets and expand into other markets.
●	Our revenue and results of operations may fluctuate.
●	Inflation has had and may continue to have an adverse effect on our results.
●	Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately, or at all.
●	We are dependent upon sales to certain industries.
●	If our relationships with suppliers, including with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

●	The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing and deploying a cloud-based platform to offer our software.
●	We may not be able to successfully adapt our software offering to the changing needs of the additive manufacturing market.
●	We depend on the knowledge and skills of key personnel throughout our entire organization, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.
●	We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.
●	As a result of the armed conflict in Ukraine, our supporting operations in Kyiv are expected to continue to be subject to continuous reorganization, uncertainty and instability.
●	Our international operations pose currency risks, which may adversely affect our results of operations and net income.
●	Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.
●	We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.
●	We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.
●	Failure to comply with applicable anti-corruption and trade sanctions legislation could result in fines, criminal penalties and an adverse effect on our business.
●	Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.
●	We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.
●	A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.
●	If our service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.
●	Our failure to adequately address current and emerging sustainability risks, including environmental, social and governance (ESG) matters, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Materialise Medical Segment and Regulatory Environment

●	Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.
●	Our Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the U.S. Quality System Regulation, which is costly and could subject us to enforcement action.

Risks Related to Our Intellectual Property

●	If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

Risks Related to the American Depositary Shares (ADSs)

●	We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors.

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

Our present or future software, products and services could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors, by other technologies or by new customer needs. Our ability to remain competitive will depend, in large part, on our ability to enhance and adapt our current software, product and services to developments in technologies and to new and changing customer needs (including the manufacturing of end use parts and the offering of cloud-based software solutions). We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products, services and technologies. However, there can be no assurance that we will be able to:

●	maintain and enhance the market share of our current products, services and technologies;
●	enhance our existing products, services and technologies;
●	develop new products, services and technologies that address the increasingly sophisticated and varied needs of prospective end-users (including in the emerging market of using additive manufacturing for end use parts instead of prototypes and the trend of offering more cloud-enabled software solutions);
●	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;
●	adequately protect our intellectual property as we develop new products, services and technologies and anticipate intellectual property claims from third parties.

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

Fluctuations in our results of operations and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this annual report:

●	our ability to continue, renew or replace relationships with key customers;
●	the degree of market acceptance of our software and our products;
●	the mix of software, products and services that we sell during any period, as well as the mix of the various markets in which we make sales during said periods;
●	a decline in new or renewed licenses or maintenance contracts for our software, including from customers refusing to transition from perpetual to annual licensing models for our software or disruptions related to our deployment of cloud-based software solutions;
●	delays in the introduction of new features;
●	the entry of new competitors into our market;
●	the development and degree of market acceptance of new competitive systems or processes by others;
●	changes in our pricing policies or those of our competitors, including our responses to price competition;
●	changes in the amount we spend in our marketing and other efforts;
●	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;
●	the amounts we spend on, and the success rate of, our research and development activities;

●	changes in the regulatory environment, including changes in regulatory laws and regulations, and the interpretation thereof, applicable to our software programs, products or services;
●	delays in obtaining regulatory approval for our products, services or software programs;
●	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;
●	general macroeconomic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing, including the adverse effects of global macroeconomic uncertainties including those related to the armed conflicts in Ukraine, Israel and the Middle East and the ongoing geopolitical tensions between the United States and China; and
●	changes in accounting rules and tax laws.

Inflation has had and may continue to have an adverse effect on our results.

Inflationary pressures negatively impacted our operating margins and net income in fiscal 2022 and 2023, including increasing the costs of labor, energy, materials, and freight. We implemented price increases on many of our products and services in 2022 and 2023. In an effort to mitigate the effects of higher costs related to inflation. However, not all cost increases could be entirely offset, in part due to the delayed effect of price increases in multi-year agreements to which we are a party, where price increases can only be implemented at the renewal date. In addition, in Belgium, the salaries of our employees are indexed to inflation increases by law and, as a result, in can be difficult to keep our sales prices aligned with increases in our labor costs. If these inflationary pressures continue, our revenue, gross and operating margins and net income may be impacted in fiscal 2024 as well, which would harm our results of operations.

Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately, or at all.

The industrial and medical industries are generally dominated by conventional production methods with limited use of additive manufacturing technology in certain specific instances. If additive manufacturing technology for the production of end use parts does not gain more mainstream market acceptance, the pace by which additive manufacturing technology gains market acceptance does not accelerate or if the marketplace adopts additive manufacturing based on a technology other than the technologies that we currently use or serve (including in the medical, eyewear, footwear and fixtures markets that we target), we may not be able to meet our growth objectives or increase or sustain the level of sales of our additive manufacturing software solutions, products and services, and our results of operations would be adversely affected as a result.

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

If certain suppliers were to decide to discontinue production, or the supply to us, of a consumable or other component that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and, consequently, reduced margins, and damage to our reputation. In addition, because we use a limited number of suppliers, and there is an increasing trend of consolidation among our existing suppliers, the increase in the prices charged by our suppliers may have an adverse effect on our results of operations, as we may be unable to find a supplier who can supply us at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing and deploying a cloud-based platform to offer our software.

We offer most of our current software products through on-premises licensing (either on a perpetual or annual basis). We believe the industrial software market is evolving to Software as a Service, or SaaS, and other cloud-based models of software deployment where software providers typically license their applications to customers for use as a service on demand through web browser technologies. While we are deploying an increasing number of cloud-enabled platform components, through our CO-AM and Mimics Flow platforms to offer our software products either by means of a SaaS or a cloud-based subscription model, there is no guarantee that we will be able to complete this integration successfully or in a timely manner or that our platform will be adopted by customers over other platforms.

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

Furthermore, the SaaS and cloud-based software products we offer reside upon and are hosted by third party providers. A security breach, whether of our products, of our customers’ network security and systems or of third party hosting services, could disrupt access to our customers’ stored information and could lead to the loss of, damage to or public disclosure of our customers’ stored information.

We may not be able to successfully adapt our software offering to the changing needs of the additive manufacturing market.

While the current proto-typing market that we serve with our software solutions (in particular the Magics 3D Print Suite) is not expected to disappear, the main growth in additive manufacturing is expected to come from the use of 3D printing for the production of end use parts. While we are investing significantly in the expansion of our current software product portfolio to also serve the needs of this new and growing market (in particular, with the development of our CO-AM platform), there can be no certainty that our new software offering will adequately serve the needs of this new market, will be operational in time to address these market needs, will be well received by the market or will effectively compete with other players in this market.

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

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, including, among others:

●	fluctuations in foreign currency exchange rates;
●	potentially longer sales and payment cycles;
●	potentially greater difficulties in collecting accounts receivable;
●	potentially adverse tax consequences, including liabilities imposed from inconsistent enforcement;
●	challenges in providing solutions across a significant distance, in different languages and among different cultures;
●	the impact of global public health crises, pandemics and epidemics;
●	transportation delays;
●	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

●	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;
●	difficulties in staffing and managing foreign operations, particularly in new geographic locations;
●	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;
●	expropriation or nationalization of property;
●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or pandemics, epidemics and other similar outbreaks or events, such as the armed conflicts in Ukraine, Israel and the Middle East and the ongoing geopolitical tensions between the United States and China;
●	operating in countries with a higher incidence of corruption and fraudulent business practices;
●	seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe;
●	costs and difficulties of customizing products for foreign countries; and
●	tariffs, export controls, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets.

As a result of the armed conflict in Ukraine, our supporting operations in Kyiv are expected to continue to be subject to continuous reorganization, uncertainty and instability.

We have an office in Kyiv, Ukraine where more than 400 of our collaborators are mainly engaged in engineering, software development and IT support, as well as other staff functions. The invasion of Ukraine by the Russian Federation on February 24, 2022, has impacted our operations in Kyiv significantly.

Although our operations in Kyiv nearly ceased in the first quarter of 2022, we have since been able to gradually reorganize the internal services provided from that region through a combination of measures, including Ukrainian collaborators who have fled to other regions in their country now working from home, support provided by existing (and often enlarged) Materialise teams in other regions, the relocation of a number of Ukrainian collaborators outside of Ukraine, and, circumstances permitting, services provided from our Kyiv office, which we have re-opened and accommodated to try to cope with the challenges resulting from the continuous military strikes on key infrastructure in the country.

While our people in Ukraine have shown, and continue to show, incredible resilience and professionalism, the situation in Ukraine remains unstable and uncertain and is expected to continue to have an impact on our operations, both financially and operationally. We expect that, as long as the armed conflict continues (and possibly for a period thereafter), this impact will continue and may even worsen, depending on the developments both geo-politically and in Ukraine. The ongoing additional mobilization for the Ukrainian army may also impact our operations. Although we are presently determined to continue to flexibly support our operations in Kyiv and at present do not see any reason to revise that strategy, we constantly monitor and evaluate the situation. Any change in strategy may have an additional negative impact on our results of operations and financial condition.

We are unable to predict how the armed conflict in Ukraine will evolve and what the further political and economic repercussions will be. As a result, we are unable to assess with certainty its future impact on our business and operations, results of operations, financial condition, cash flows and liquidity. In particular, although we have included under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report a discussion, based on our current assessment of the armed conflict in Ukraine, of how our business, results of operations, and financial condition could be impacted during fiscal 2024, this discussion should be considered as uncertain. While we expect to suffer adverse effects, the severity is currently impossible to assess.

Our international operations pose currency risks, which may adversely affect our results of operations and net income.

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2023, 66% of our revenue was generated, and approximately 77% of our total costs were incurred in euros. As we continue to expand internationally, our exposure to currency risks may increase. Historically, although we seek to monitor the ratio of revenues to expenses in certain foreign currencies, we have not managed all our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

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

As noted above, any security compromise that causes an apparent privacy violation could also result in legal claims or proceedings; liability under various laws and regulations that regulate the privacy, security, or breach of personal information; and related regulatory penalties. See “—We face potential liability related to the privacy and security of personal information we collect.” below for more information. Moreover, the landscape of laws, regulations, and industry standards related to patient health and other private information, data privacy and cybersecurity is evolving globally. We may be subject to increased compliance burdens by regulators and our customers and the patients that we and our customers serve, as well as additional costs to oversee and monitor security risks. Many jurisdictions have enacted laws mandating companies to inform individuals, shareholders, regulatory authorities, and others of security breaches. For example, the SEC recently adopted cybersecurity risk management and disclosure rules, which require the disclosure of information pertaining to cybersecurity incidents and cybersecurity risk management, strategy, and governance. In addition, certain of our customer agreements may require us to promptly report security breaches involving their data on our systems or those of subcontractors processing such data on our behalf. This mandatory disclosure can be costly, harm our reputation, erode customer trust, and require significant resources to mitigate issues stemming from actual or perceived security breaches.

We rely on third-party technology, platform, carriers, server and hardware providers and as well as local servers, and a failure of service by these providers or by our local servers could adversely affect our business and reputation.

We use third party cloud providers to host a major part of our servers as well as to host our SaaS and cloud-based software applications. If these providers are unable to handle current or higher volumes of use, experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with other service providers or assume these hosting responsibilities ourselves. Moreover, breaches of our customers’ data caused by errors, omissions or hostile acts of third parties within the third party hosted environment are beyond our control, yet we would remain responsible for such data security incidents from a regulatory standpoint, in some instances. We may also be limited in our remedies against our third party hosting providers in the event of a failure of service. A failure or limitation of service or available capacity by our third party hosting providers could adversely affect our business and reputation.

In addition to using third party cloud providers, we have also established local servers and infrastructure in multiple offices, including in Leuven. A failure of these local servers could adversely affect our business and reputation.

We develop and offer online software services through our SaaS and cloud-based software applications where we manage data we receive from our customers, and a cybersecurity breach of these online services could harm our customers and our reputation, expose us to liability, and adversely impact our business, financial condition and results of operations.

We are in an ongoing transition from distributing desktop software applications to developing and distributing online software services through our SaaS and cloud-based software applications. This transition comes with a shift in cybersecurity responsibilities from the customer to us, since we manage data we receive from our customers and may be responsible to our customers for breaches of their data. This shift in responsibilities requires us to implement appropriate internal changes and to invest in additional cybersecurity capabilities (including training, tooling, and processes). However, cybersecurity incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services have frequently been targeted by such attacks. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. If sensitive customer information is lost, improperly disclosed or threatened to be disclosed, our reputation could be harmed, we could incur significant costs associated with remediation and the implementation of additional security measures, we may incur significant liability and financial loss, and we may be subject to regulatory scrutiny, investigations, proceedings, and penalties. In addition, certain of our customers are large and highly regulated, and if any of them were to conclude that our systems and procedures are insufficiently rigorous, they could terminate their relationships with us, and our financial condition, results of operations and business could be adversely affected.

In addition, the SaaS and cloud-based software applications business is a highly dynamic market with rapidly evolving regulatory requirements, and we need to continually improve our cybersecurity controls to ensure continued compliance. We are investing in information security and privacy certifications to meet these evolving requirements. However, given the rapidly evolving nature of the regulatory landscape (e.g., the Cybersecurity Maturity Model Certification program of the U.S. Department of Defense, the EU-wide NIS2 directive, the upcoming EU-wide Cyber Resilience Act), we may be unable to ensure timely compliance with these requirements, which may adversely impact our business, financial condition and results of operations.

We may not be successful in our artificial intelligence and machine learnng initiatives, which could adversely affect our business, reputation or financial results.

We have recently begun incorporating generative artificial intelligence (or AI) and machine learning (or ML) into our programs and platforms, particularly in the Materialise Medical segment. As with many innovations, AI and ML present risks, challenges and unintended consequences that could impact our successful ability to incorporate the use of AI and ML in our business. For example, our algorithms may be flawed and not achieve sufficient levels of accuracy or contain biased information. In addition, our competitors or other third parties may incorporate AI and ML solutions into their platforms more successfully than us, and their AI and ML solutions may achieve higher market acceptance than ours, which may result in us failing to recoup our investments in developing ML and AI-powered offerings. We have made and expect to continue to make significant investments in our AI and ML technology. Our ability to employ AI and ML, or any ability of our competitors to do so more successfully, may negatively impact our business, impair our ability to compete effectively, result in reputational harm and have an adverse impact on our operating results.

Moreover, our use of AI and ML may give rise to litigation risk, including potential intellectual property or privacy liability. Because AI is an emerging technology, there is not a mature body of case law construing the appropriateness of certain of its uses of data – whether through the employment of large language models or other models leveraging data found on the internet – and the evolution of this law may limit our ability to exploit artificial intelligence tools, or expose us to litigation. Further, AI and ML presents emerging ethical issues and if our use of AI and ML algorithms draws controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm or legal liability.

In addition, given the complex nature of AI and ML technology, we face an evolving regulatory landscape and significant competition from other companies, some of which have longer operating histories and significantly greater financial, technical, marketing, distribution, professional services, or other resources than us. For example, the European Union’s Artifical Intelligence Act (or the AI Act) – the world’s first comprehensive AI law – is anticipated to enter into force in the spring of 2024 and, with some exceptions, become effective 24 months thereafter. This legislation imposes significant obligations on providers and deployers of high risk AI systems, and encourages providers and deployers of AI systems to account for E.U. ethical principles in their development and use of these systems. If we develop or use AI or ML systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. Any of the foregoing could adversely affect our business, reputation, or financial results.

If businesses do not continue to adopt our platform for any of the reasons discussed above or for other reasons not contemplated, our sales would not grow as quickly as anticipated, or at all, and our business, operating results, and financial condition would be adversely affected.

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

Certain macroeconomic events could have a wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. Current macroeconomic events that could impact us include, but are not limited to the following:

●	geopolitical instability resulting from, among other factors, the armed conflicts in Ukraine Israel and the Middle East and the ongoing geopolitical tensions between the United States and China;
●	the risk of potential recessions, continued rising interest rates, inflation and labor shortages in Europe and the United States;
●	actual or perceived instability in the global banking system;
●	disruptions caused by global health crises, pandemics and epidemics and related responses thereto in certain economies and markets; and
●	in general, the economic and political challenges faced by, among others, China, certain Eurozone countries and the United States.

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

In addition, political and economic developments, including as a result of political elections, could also result in changes to legislation or reformation of government policies, rules and regulations that adversely impact our business, such as changes in policies, rules and regulations related to taxation or trade. Such changes could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability

We face potential liability related to the privacy and security of personal information we collect.

In particular, but not exclusively, in connection with our Materialise Medical segment and the personalized wearables business we are pursuing within our Materialise Manufacturing segment, we may have access to personal information that is subject to a number of U.S. federal and state, E.U. and other applicable foreign laws protecting the confidentiality of certain patient health or other private information, including patient records, and restricting the use and disclosure of that protected information. In addition, in our Materialise Software segment, we collect, transmit, process and store large amounts of proprietary or other sensitive data from our customers through our SaaS and cloud-based software applications, some of which are highly regulated.

In the United States, we are subject to the Health Insurance Portability and Accountability Act, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, regulations issued pursuant to these statutes, state privacy and security laws and regulations. These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of personal health information with which we must comply. In addition, we are subject to data privacy and cybersecurity laws such as the California Consumer Privacy Act, or CCPA, as amended and expanded by the California Privacy Rights Act, or CPRA. The CCPA, as amended by the CPRA, requires, among other things, covered companies, including us, to provide new disclosures to California consumers and afford such consumers the ability to opt out of certain sales of personal information. We are undertaking appropriate steps to modify our data processing practices and policies to comply with data privacy and cybersecurity laws and expect to incur substantial costs and expenses in an effort to comply with such laws, including in connection with our development and deployment of SaaS and cloud-based software solutions.

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

In ensuring continued compliance with the E.U. regime, our transfer of any personal data from the European Union to the United States must be done in a manner which satisfies E.U. cross-border data transfer requirements. The E.U.-U.S. Privacy Shield, which had been adopted by the United States and the European Union as a framework for protecting the fundamental rights of anyone in the European Union whose personal data is transferred to the United States for commercial purposes, was subsequently invalidated by the European Court of Justice on July 16, 2020 for not meeting E.U. regulatory requirements. On July 10, 2023, the European Commission adopted its adequacy decision for the E.U.-U.S. Data Privacy Framework. The decision concludes that the United States ensures an adequate level of protection – comparable to that of the European Union – for personal data transferred from the European Union to U.S. companies under the new framework. On the basis of the new adequacy decision, personal data can flow safely from the European Union to U.S. companies participating in the E.U.-U.S. Data Privacy Framework, without having to put in place additional data protection safeguards. The adequacy decision followed the adoption of Executive Order on “Enhancing Safeguards for United States Signals Intelligence Activities” by U.S. President Biden on October 7, 2022, and a regulation issued by the U.S. Attorney General. These measures introduced new binding safeguards to address the points raised by Court of Justice of the European Union in its Schrems II decision of July 2020, ensuring that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and establishing an independent and impartial redress mechanism to handle and resolve complaints from Europeans concerning the collection of their data for national security purposes.

The safeguards that have been put in place by the U.S. government in the area of national security (including the redress mechanism) apply to all data transfers under the GDPR to companies in the United States, regardless of the transfer mechanisms used. These safeguards therefore also facilitate the use of other tools, such as standard contractual clauses.

We are investigating and are undertaking appropriate steps to mitigate the risks associated with these evolving data privacy laws and data transfer requirements.

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

Our failure to adequately address current and emerging sustainability risks, including environmental, social and governance (ESG) matters, could have a material adverse effect on our business, financial condition and results of operations.

Our ability to ensure a resilient business that delivers long-term sustainable growth, is reliant on our ability to identify current and emerging sustainability risks and legislative requirements that could adversely impact our business and ensure appropriate strategies are in place to manage such risks and requirements. Some of the key risks and requirements include:

●	Growing expectations of how businesses respond to and address sustainability issues from customers, non-governmental organizations, ESG-focused investors and other stakeholders. The failure to meet these expectations can have adverse consequences, such as: active product delisting, negative non-governmental organization campaigns, loss of market share, omission from sustainability indices and adverse public perception or publicity;
●	Increased mandatory sustainability due-diligence and non-financial reporting and disclosure obligations, requiring businesses to take appropriate action or face regulatory penalties. This includes the SEC’s recently adopted climate disclosure rules, as well as laws and regulations in the countries where we operate, such as the E.U. Corporate Sustainability Due Diligence Directive, the E.U. Corporate Sustainability Reporting Directive, the German Supply Chain Due Diligence Act, California’s Voluntary Carbon Market Disclosures Act, the Task Force on Climate Related Financial Disclosure (TCFD) and the proposed Task Force on Nature Related Financial Disclosures (TNFD).
●	Physical risks of climate change, such as increased frequency of extreme weather and natural disasters, causing damage to physical assets within our operations and our supply chain.

Any of the above risks, together with any others which relate to our inability to address increased and emerging sustainability risks, could have a material adverse effect on our business, financial condition and results of operations. Further, our efforts to address current and emerging sustainability requirements could result in increased costs and divert management’s attention and resources from our business.

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

Transition from the regulation of our products under the current E.U. regulatory framework to regulation under the Medical Device Regulation may require a substantial transition effort by us. While we have taken the first steps to comply with the Medical Device Regulation’s requirements and obtained CE Certificates of Conformity, any future failure by us to keep our quality system and regulatory documentation in accordance with the Medical Device Regulation’s requirements could delay our further transition to compliance and delay or prevent us from obtaining new CE Certificates of Conformity. As a result, transition from compliance with the current E.U. regulatory framework to the Medical Device Regulation could result in disruption to our business in the European Economic Area, which could adversely affect our business, results of operation and financial condition.

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

In the EEA, we must comply with the E.U. Medical Device Vigilance System, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents must be reported to the competent authorities of the Member States of the EEA. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labelling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. Incidents are evaluated by the EEA competent authorities to whom they have been reported, and where appropriate, information is disseminated between them in the form of National Competent Authority Reports. The E.U. Medical Device Vigilance System is further intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States of the EEA where the device is in use. A FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. A FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

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

We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality and other contractual arrangements with our employees, end users and others to maintain our competitive position. Our success depends, in part, on our ability to obtain patent protection for or maintain as trade secrets our proprietary products, technologies and inventions and to maintain the confidentiality of our trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our business proprietary rights.

Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose or otherwise circumvent our technologies, software, inventions, processes or improvements. We cannot assure investors that any of our existing or future patents or other intellectual-property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection or any competitive advantage. In addition, our pending patent applications may not be granted, and we may not be able to obtain foreign patents or elect to file applications corresponding to our U.S., European or other patents. We intend to expand our business to certain countries that may not provide the same level of patent or other intellectual-property protection as the United States and the European Union. Even if we assert our patents or obtain additional patent or similar protection in such countries, effective enforcement of such patents or other rights may not be available. If our patents do not adequately protect our technology, our competitors may be able to offer products or services similar to ours or potential customers may gain illegal access to our proprietary technology. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use. Any of the foregoing events would lead to increased competition and lower revenue or gross margins, which could adversely affect our results of operations.

Moreover, ongoing changes to the U.S. patent laws may impact our ability to obtain and enforce our intellectual-property rights. In recent years, the courts have interpreted U.S. patent laws and regulations differently, and in particular the U.S. Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past. Some of these changes or potential changes may not be advantageous for us, and may make it more difficult to obtain adequate patent protection or to enforce our patents against parties using them without a license or payment of royalties. These changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and the enforcement or defense of our patent rights, all of which could have a material adverse effect on our business and financial condition.

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

We have been and may in the future be subject or party, directly or indirectly, to claims, negotiations or complex, protracted litigation, arbitration or post-grant review proceedings in connection with the enforcement of our intellectual property and patent rights.

While we strive to avoid infringing the intellectual-property rights of third parties, we cannot provide any assurances that we will be able to avoid any claims, directed against us directly or against our collaboration partners or our other customers, that our products and technology, including the technology that we license from others, infringe the intellectual-property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags behind the actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent applicants may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms, such as the European Patent Convention, or to predict the final scope of protection that may result from pending patent applications. Moreover, the patent landscape in the different fields in which we operate is heavily occupied and freedom to operate examinations are costly and time-consuming. We have not obtained extensive freedom to operate reports in the past for each and all of our products and services, nor do we intend to install on a general basis freedom to operate examinations for our future products and services. In addition, we may be subject to intellectual property infringement claims from non-practicing entities, individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products or services in the different fields in which we operate, or our collaboration partners or our other customers may seek to invoke indemnification obligations to involve us in such intellectual-property infringement claims. Furthermore, although we maintain certain procedures to help to ensure that the items we 3D print on behalf of customers do not infringe upon the intellectual-property rights of others, we cannot be certain that our procedures will be effective in preventing any such infringement.

Intellectual-property disputes, litigation and arbitration, regardless of the merit or resolution, could cause us to incur significant costs in enforcing, or responding to, defending and resolving such claims. In addition, such claims can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, by prohibiting or otherwise impairing our ability to commercialize new or existing products or services and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual-property rights, including any such action commenced by us, could limit the scope of our intellectual property rights and the value of the related technology. Third party claims of intellectual-property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our sales agents and end-users. In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third party intellectual-property rights for use in our products and services or developing non-infringing substitute technology. Any of the foregoing developments may have a material adverse effect on our business, financial condition and results of operations.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to governmental patent agencies, including the U.S. Patent and Trademark Office, or USPTO, in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late payment fee or by other means of redress in accordance with the applicable rules, there are situations in which noncompliance can result in definitive lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position could be adversely affected.

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

We are not aware of any threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If we fail to defend against any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

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

We have entered into collaborations with a number of industrial and medical device companies and academic institutions, including Zimmer Biomet, Enovis, DePuy Synthes, Lima, Mathys, Siemens, BASF 3D Printing Solutions GmbH and HOYA. We have, in some cases individually and in other cases along with our collaboration partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual-property developed jointly by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual-property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly-owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected. For additional information, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

The stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance. The market price and liquidity of the market for the ADSs may be higher or lower than the price you paid and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

●	changes in macroeconomic or market conditions or trends in our industry or markets, such as inflation, recessions, the continued rise in interest rates, ongoing supply chain shortages, actual or perceived instability in the global banking system, the results of local and national elections, international currency fluctuations, epidemics and pandemics, corruption, political instability and acts of war, such as the armed conflicts in Ukraine, Israel and the Middle East, or terrorism;
●	significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;

●	the mix of products that we sell, and related services that we provide, during any period;
●	delays between our expenditures to develop and market new products and the generation of sales from those products;
●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;
●	changes in our expenditures to promote our products and services;
●	success or failure of research and development projects of us or our competitors;
●	announcements of acquisitions by us or one of our competitors;
●	the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;
●	changes in regulatory policies or tax guidelines;
●	changes or perceived changes in earnings or variations in operating results; and
●	any shortfall in revenue or net income from levels expected by investors or securities analysts.

Any of these could result in a material decline in the price of the ADSs.

Members of our board of directors and senior management own a significant percentage of our ordinary shares and are able to exert significant influence over matters subject to shareholder approval.

Members of our board of directors and senior management beneficially owned approximately 57.66% of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of March 26, 2024. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our restated articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our restated articles of association provide that, as long as Wilfried Vancraen, our founder and a member of our board of directors, and Hilde Ingelaere, a member of our board of directors, who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander (who is also a member of our board of directors) and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

The dilutive effect of our warrants could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants, as of December 31, 2023, there were outstanding granted warrants to subscribe for an aggregate of 423,452 ordinary shares at a weighted average exercise price of €5.39 per share. The warrants likely will be exercised if the market price of the ADSs equals or exceeds the applicable exercise price. To the extent such securities are exercised, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2024. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2023, 3% of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

We are a Belgian limited liability company but are not a listed company in Belgium, and shareholders of our company may have different and, in some cases, more limited shareholder rights than shareholders of a listed company in Belgium or of a U.S. listed corporation.

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

Capital Expenditures (Property Plant and Equipment and Intangible Assets)

Our capital expenditures amounted to € 11.8 million, € 24.8 million, and € 11.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. In 2023, our main capital expenditures were€ 2.0 million for our new metal production facility in the United States, € 3.6 million for the expansion of our production capacity in Germany and € 1.6 million for our internal digital transformation program. In 2022, our main capital expenditures were € 7.3 million for our new metal production facility in the United States, € 7.9 million for the expansion of our production capacity in Germany and € 2.4 million for our internal digital transformation program. In 2021, our main capital expenditures were € 1.7 million for our internal digital transformation program, € 1.6 million for a new building in Germany and € 1.0 million for the transformation of our platform architecture which was partially impaired in 2022.

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

As of December 31, 2023, our team consisted of 2,437 full-time equivalent employees, or FTEs, and fully dedicated consultants. Our portfolio of intellectual property featured 476 patents and 101 pending patent applications as of December 31, 2023. For the year ended December 31, 2023, we generated € 256.1 million of revenue, representing a 10% increase over the prior year, a net profit of € 6.7 million and an Adjusted EBITDA of € 31.4 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

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

Software Development (Software). Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. As a result of our continued deployment over the course of 30 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Mimics, have evolved into industry-leading flagship products. We have an established quality management system for the development of our software products that is ISO 9001:2015 certified. We are also ISO 13485:2016 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States. Additionally, we are ISO27001 certified for the secure operational management of the production environment of our cloud-based software for medical case management and medical image processing.

3D Printing (Hardware). As a pioneer in the additive manufacturing industry, we have an extensive history of 3D printing millions of parts utilizing a broad array of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group operates in an ISO 13485:2016-certified system for the production of medical devices, in an EN9100:2018 as well as EASA Part 21G POA certified system for the production of plastic aerospace parts, and in an ISO 9001:2015-certified quality management system for all other markets. Further, our 3D printing group has its own maintenance and research team that utilizes an in-house laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment.

Engineering (Mindware). Our engineering expertise is integral to our entire business, as it enhances our software development and 3D printing expertise. Our engineers work in teams that support customers in different market segments. These teams work directly with our customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions we provide. Our engineering teams have particular expertise in industrial and medical applications, including patient-specific surgical guides, models and implants with the applicable market clearances. Our teams are highly specialized, especially in the medical field, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. Our engineers operate within the framework of the aforementioned ISO 9001:2015 certified quality management system. Our engineering teams make extensive use of our proprietary software tools and have direct access to our 3D printing center where developments can be tested in an actual production environment.

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

As of December 31, 2023, our Materialise Software segment had a team of approximately 293 FTEs and fully dedicated consultants, with approximately 31% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Colombia, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts, hardware controller sales for our Materialise Controllers and custom software development services. Additionally, we offer consultancy and training services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. In addition, we also provide a number of cloud-based solutions. Making use of, among others, our CO-AM platform, we are significantly accelerating the migration of our software solutions to the cloud, which we intend to offer along with our license-based solutions. We charge our custom software development services either on a time and material or on a fixed-cost basis. For the years ended December 31, 2023, 2022 and 2021, our Materialise Software segment generated revenue of € 44.4 million, €43.7 million and €42.9 million, respectively, representing 17.4% 18.8% and 20.9%, respectively, of our total revenue.

Software. We have a diversified portfolio comprised of software applications addressing different 3D printing market opportunities. Our decades of experience in the additive manufacturing industry are reflected in the sophisticated 3D printing software and business management tools we provide for our customers. We believe that each of our software applications is, or has the potential of becoming, one of the leading technologies in its domain. We believe that our neutral platform approach positions our software to drive greater innovation and choice across the 3D printer software ecosystem, and provides 3D printer users with more powerful and flexible printing capabilities.

In particular, we offer the following software applications:

●	Magics. Magics enables customers to import a wide variety of CAD formats and to the industry standard file formats 3MF and STL, as well as to the enriched BREP and MeshREP data format proprietary to us, ready for additive manufacturing. Magics’ applications include repairing and optimizing 3D models; analyzing parts; making process-related design changes on customers’ input files; designing support structures; documenting customer projects; nesting multiple parts in a single print run; and process planning.

Our Magics product suite is enhanced with modules that further expand functionality and utility for our customers. For instance, the Magics Import Module plays an important role in efficiently moving CAD designs through to manufactured products by importing nearly all standard CAD formats into Magics. The Magics Structures Module was designed to help customers to reduce weight and material usage in their designs. We also have developed logistical modules such as the Magics SG Module, which offers tools for support structure design during the 3D printing process, and the Magics Sintermodule, which offers solutions for automated part nesting, protecting small and fragile parts and locating them after building. The Magics Simulation Module enables our users to simulate the build process virtually and optimizes the build preparation based on the results of such simulation, thus reducing build failures and improving the results.

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

●	CO-AM. CO-AM is an additive workflow and digital manufacturing software platform that supports customers in major manufacturing industries and large AM service bureaus to scale and integrate their additive manufacturing operations across complex supply chains and IT environments. At the core of the CO-AM platform is the customers’ project data. The CO-AM platform provides a series of applications that are instrumental to organizations scaling their additive manufacturing capability. These solutions enable organizations to plan, manage, and optimize their operations. The platform includes centralized order management, quoting and costing, production planning, production scheduling, postproduction management, machine connectivity, quality management and manufacturing analytics.
●	Streamics. Streamics is our legacy 3D Print planning system that we consider as the predecessor of the CO-AM platform. We are gradually migrating Streamics functionality to our CO-AM platform. Once the Streamics functionality is fully integrated in CO-AM, a transition plan will be set up to migrate existing Streamics customers to the Link3D platform over the coming years. In the meantime, we will continue to maintain and support Streamics and its customers.
●	3-matic. 3-matic is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing mesh files. Using Materialise consultancy services, targeted design automation solutions can be created for specific workflows.

●	Build Processors. We work in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. Our build processors automatically translate the 3D model data into layer data to provide sliced geometry and can link the latter with the appropriate build parameters to feed the machine control software. Another key benefit of our build processors is that they allow for a two-way communication between Magics and 3D printers. We also develop the metal build processors in Materialise Bremen and as a consequence we are able to cover a wide range of metal 3D printers. Furthermore, licensing and integrating our build processor framework, companies such as Siemens and PTC can also leverage the extensive ecosystem of build processors we have developed together with OEMs. Over the past years, we have transformed the architecture of our build processor to a cloud-native solution. Next to the standard build flows, the architecture and the availability of a BP-SDK (Software Development Kit) also allows for custom fit-for-purpose build pipelines to be scripted, enabling companies and 3D printer machine vendors alike to adapt and optimize the behavior and output of the build processor. This BP-SDK is available for customers to build their own build pipelines whilst having the possibility to integrate their proprietary IP in these pipelines. We believe this is very valuable in the context of volume production.
●	e-Stage. e-Stage is a software solution that increases additive manufacturing productivity by automating support generation, optimizing the build process, and reducing the time our customers spend on finishing work such as build support removal and sanding. e-Stage is designed to allow our customers to use less material, to be able to 3D nest and to minimize failed builds. e-Stage for plastic has been commercially available since September 2007, and in the fall of 2017, we released e-Stage for metal.
●	Materialise Controller. Materialise Controller controls and steers additive manufacturing machines using embedded Materialise software, and is fully integrated into the Materialise 3D printing software platform. It is engineered towards research and development applications, machine manufacturers and those who want to control or adapt the production process to their specific needs.
●	Materialise Process Tuner. An intuitive online platform that helps manufacturing companies, service bureaus and machine builders speed up the process tuning that is required for mass-manufacturing 3D printed parts.
●	Materialise Workflow Automation. This solution enables the user to leverage the full power of the Materialise Software technology in creating specific end-to-end workflows, which can be executed automatically and autonomously, or can be called from other software solutions like Magics through the Workflow Automation plugin function. The workflows can be executed in the cloud, on premise or on the user’s workstation.
●	Identify3D. Identify3D is a suite of products that plugs into CO-AM and that allows customers to secure datasets throughout the full end-to-end process of 3D printing. Securing the data means adding a digital rights management tool on top of the part data, which protects the geometrical information of the data, but can be extended as well with process information (e.g., the number of times a file can be printed or the exact specifications how the file must be printed). Data security is gaining importance both because an increasing number of components are serially produced through additive manufacturing as well as with the growing importance of decentralized additive manufacturing production.
●	Layer Analysis. Layer Analysis is a Machine Learning (ML) based tool that interprets images taken during the print of parts and looks for anomalies during the printing process. The tool combines the ML identified anomaly volumes with the to-be 3D files, allowing users to detect immediately after finishing a print if certain printed parts may show defects. In this way, unnecessary and expensive post-processing and (non-destructive) quality control can be avoided while it helps customers as well in defining allowable defects that do not affect the eventual part quality.

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

Growth Opportunities. We believe that 3D printing will be increasingly used for the manufacturing of complex or customized end use parts, and expect that the number of 3D printer manufacturers will increase accordingly, with certain new players initially focusing more on the hardware than on the software component of their 3D printers. Hence, we anticipate that the demand for highly performing industrial 3D printing software platforms will grow accordingly. The new products that we have developed and are developing, including the CO-AM platform, Process Tuner, Workflow Automation and fit-for-purpose build processors specifically address what we believe will be the needs of this growing end use part manufacturing market.

We believe that we can continue to expand our market penetration through expanding relationships with customers and OEMs, and through the continued innovation of our software products to adapt to and meet market demands. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require continued investments in the expansion of our marketing and sales presence. In order to be able to meet the demands of new entrants on the market and to better address the needs of the end use parts market, we also intend to continue to invest significantly in the development of our software tools and solutions, including furthering their compatibility with as many 3D printers on the market as possible.

Our Materialise Medical Segment

In our Materialise Medical segment, our product and services offering addresses what we believe to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine.

As of December 31, 2023, our Materialise Medical segment consisted of approximately 928 FTEs and fully dedicated consultants, with approximately 24.0% based at our headquarters in Belgium and the remaining employees distributed throughout our local offices in Australia, Brazil, China, Colombia, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Medical segment through the sale of medical software and personalized medical devices. We sell licenses of our medical software packages and software maintenance contracts and sell medical devices that we customize and print for our customers. We also provide custom software development and engineering services, for which we charge either on a time and material or fixed-cost basis. The majority of the medical devices that we printed in 2023 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners such as DePuy Synthes, Smith & Nephew, Stryker and Zimmer Biomet. We also print patient-specific implants that we sell directly to hospitals or distribute through partners such as DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals.

For the years ended December 31, 2023, 2022, and 2021, our Materialise Medical segment generated revenue of € 101.4 million, € 84.8 million and € 73.4 million, respectively, representing 39.6%, 36.6% and 35.7%, respectively, of our total revenue.

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

Customers. The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities, research institutes and industrial companies. We have one individual customer that represents sales larger than 10% of our total revenue in 2023 (2022: 1; 2021: 1) from the Materialise Medical segment.

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

Many of the parts we print require functionality that cannot be delivered using other production processes. We believe that our industrial customers value the high quality, accuracy, complexity, durability, functionality and diversity in terms of size, scale and materials of the 3D printing services that we can offer. We deliver products to highly regulated industries, such as the aerospace, medtech, machine manufacturing, quality control equipment and consumer goods industries, where our applications, technology and hardware capabilities enable us to adhere to high quality standards in a certified production environment.

As of December 31, 2023, our Materialise Manufacturing segment consisted of 784 FTEs and fully dedicated consultants, with 31% based at our headquarters in Belgium and in Materialise Motion and RapidFit+. The remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, India, Italy, Poland, Spain, Ukraine, the United States and the United Kingdom.

Business Model. We generate a majority of our revenue in our Materialise Manufacturing segment through the sale of parts that we print for our customers. We generate a smaller portion of our revenue by the sale of scanners (e.g., foot scan plates for Materialise Motion) and software solutions in our eyewear and footwear business and consulting services that mainly help our customers to find applications for 3D printing.

For the years ended December 31, 2023, 2022, and 2021, our Materialise Manufacturing segment generated revenue of € 110.3 million, € 103.5 million, and € 89.2 million, respectively, representing 43.1%, 44.6%, and 43.4% respectively, of our total revenue.

Business-to-Business Services. We offer the following services in our Materialise Manufacturing segment:

Additive Manufacturing Solutions. We provide design and engineering services, rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods industrial goods, semiconductor, art and architecture and aerospace markets. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, Filament Fusion, or FDM, PolyJet, Multi Jet Fusion, selective laser melting, or SLM, and vacuum casting. We have a dedicated production line for making aerospace-certified components using a number of technologies and materials. Along with this, we offer consulting services, which we bring to the market as Mindware, which helps customers to adopt 3D printing in their business before they can even start printing.

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

Sales and Marketing. We market our services to our additive manufacturing solutions business customers using our sales force and through our website. Our more complex product offerings are addressed directly by our specialized sales teams who are located throughout Europe near our larger accounts and who align our customers’ needs with the wide range of 3D printing technologies or market-specific solutions that we offer. More straightforward products can be ordered directly by our customers through our “Materialise OnSite” or i.materialise web portals, a proprietary automated system that provides quotations, takes orders, and manages the printing process from start to finish, and allows customers to track the manufacturing and shipment process of their product online. Within our larger sales teams, specialized sales managers focus either on rapid prototyping, which is our traditional and well-established market, or the additive manufacturing of end-use production parts, which is the market where we see opportunities for significant growth. Our marketing team in Belgium oversees our global marketing strategy. In addition, employees at our Belgian headquarters and in our local field offices manage sales for particular markets and accounts and provide back office and production management support to our customers.

For our specialty markets and wearables initiatives we have separate sales teams that offer our customers the necessary expertise in their domain. Our sales teams have a direct approach to the market but in some cases we also work with partners or distributors locally to address specific market segments, such as the large segments of eyewear opticians or footcare professionals.

Customers. The customers for our Materialise Manufacturing segment are from a wide variety of industries, including the automotive, aerospace, medtech, semiconductor, industrial goods, art and design and consumer products industries. For these customers, we offer a complete set of services ranging from consultancy and co-creation, to design and engineering, rapid prototyping, and certified manufacturing of end-use parts.

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

Through our design and engineering service, we also service those customers looking for support in their initial concept design or with maximizing a design for 3D printing. Our design and engineering team, which is comprised of highly specialized designers and CAD engineers, offers dedicated design and software support for additive manufacturing, including remodeling and file preparation, as well as 3D scanning and measuring. Our team also offers training to engineering professionals active in various markets to accelerate the adoption of design for additive manufacturing.

The customers of both our Materialise OnSite and i.materialise platforms order through our website. Materialise OnSite customers tend to be industrial customers looking to rapid prototype parts quickly and reliably, often taking advantage of fast-lane machines to ensure short lead times for time-critical projects. For i.materialise, while there is a potential to address the wide consumer market with this platform, we prefer to describe our current customers as “home professionals.” Our i.materialise client base includes independent designers and CAD hobbyists that often sell their creations or their services to others. Through i.materialise’s APIs, companies can also partner with i.materialise to give their own customers a cloud-based, 3D-printing solution on their website, streamlining the ordering, manufacturing and shipping processes through a direct link to our factory for 3D printing. Since 2016, Microsoft has been using the i.materialise API to offer a cloud-based 3D print solution for Windows 10 users, and PTC did the same for Creo 4.0 software users.

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

Competition. In our additive manufacturing solutions business, we compete with a number of companies that provide industrial 3D printing services, including Sculpteo, Prototal, Protolabs and Quickparts. In addition, larger accounts tend to move their 3D printing production in-house once their orders have reached certain volumes, which not only creates opportunities for our Materialise Software segment but also for our Materialise Manufacturing segment in terms of capacity balancing services.

In the measurement and quality control fixture market addressed by RapidFit+, we are not aware of any direct competition coming from 3D printing companies. We do have competition, however, from a large group of smaller companies that are active in the more traditional tooling manufacturing.

Growth Opportunities. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of complex and/or unique end products, including in particular certain parts for the aviation industry, medtech and eyewear and footwear products. In recent years, more companies have been using additive manufacturing for production across a broad range of industrial sectors, including aerospace, orthopedic implants, surgical guides, dental copings and hearing devices. For industrial end-use parts, we intend to continue to selectively invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial production market that we focus on. In addition, we believe that our local sales teams, which are near our customers, as well as our engineering teams, which can bring in additional expertise where required, are important and rather unique assets in this market that are worthwhile to continue to invest in.

Manufacture and Supply. We produce our 3D printed products at our service centers in Belgium, Brazil, the Czech Republic, Germany, Poland, Japan and the United States. We print substantially all of products in-house using a variety of technologies, including stereolithography, laser sintering, FDM, PolyJet, powder binding, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes. As of December 31, 2023, we operated a total of 207 3D printers, five vacuum casting machines and 28 CNC machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labelling of our products. The table below provides selected information about our 3D printers and vacuum casting machines:

Technology	Size	Manufacturer	Number
Stereolithography	Small/Medium Size	3D Systems Corporation / Other	42
	Large Size	Stratasys	2
	Mammoth	Materialise(1)	15

DLP	Small Size	Asiga/ Stratasys	10
PolyJet	Connex	Stratasys Ltd.	4

FDM	Small Size(2)	Stratasys Ltd.	2
	Medium Size(3)	Stratasys Ltd.	16
	Large Size(4)	Stratasys Ltd.	16

Laser Sintering	Small Size	EOS GmbH	14
	Medium Size	3D Systems Corporation/ EOS GmbH / Other	25
	Large Size	EOS GmbH / Ricoh / Sindoh	25
Multi Jet Fusion	Medium Size	HP	12

Sand Binding	Large Size	ExOne	4
Vacuum Casting		MCP HEK GmbH
	Medium Size	SCHUHL	2
	Medium Size	MCP HEK GmbH	1
	Large Size		2

Direct Metal Laser Sintering	Medium Size	EoS GmbH / GE Additive / SLM Solutions	17
	Large Size	SLM Solutions	3

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

As of December 31, 2023, 50 printers produced parts exclusively for our Materialise Medical segment, while the other 157 printers and five vacuum casting machines produced parts for our Materialise Manufacturing segment.

As of December 31, 2023, all of our 3D printers and vacuum casting machines were either owned or held under a lease contract. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.

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

With the exception of FDM, Stereolithography and PolyJet-materials, we believe that none of our other raw material requirements is limited to any significant extent by critical supply or price volatility. We continuously look for second sourcing of our raw materials in order not to be dependent on a single supplier in case a supply issue was to occur. We monitor the costs of our raw materials in order to optimize the cost/performance whilst not jeopardizing the expectations of our customers and the safe use of the materials in critical applications. With our strategic partnership with BASF 3D Printing Solutions GmbH, we are working towards offering to the market open solutions in terms of materials and software through which the user of additive manufacturing equipment can choose functionalities that best suit the user.

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

Research and Development

We have an ongoing research and development program to improve and expand the capabilities of our existing technology portfolio, which reflects our continued investments in a range of disciplines, including software development, industrial, and mechanical and biomedical engineering.

We have a long history of research and development through collaborations, which augment our internal development efforts. As of December 31, 2023, we were active in over 20 government funded research projects and we also employed multiple researchers with a publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2023, we had more than 50 active research and development projects in various stages of completion and approximately 540 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Spain, the United Kingdom, the United States, Colombia, Ukraine and Malaysia.

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

Intellectual Property

We regard our intellectual property rights as valuable to our business and protect our technology portfolio through a combination of patent, copyright, trademark, trade-secret and other intellectual property laws, confidentiality and other contractual provisions and other measures. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises.

As of December 31, 2023, our portfolio of intellectual property featured 476 issued patents and an additional 101 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2023 and 2040, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

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

In addition, we own the trademark registrations for “Materialise” and “ACTech” and trademark registrations and pending applications for many of our services and software solutions in those territories where we have substantial sales, including “CO-AM,” “Mimics,” “3-matic,” “Inspector,” “Magics,” “RapidFit+,” “Heartprint,” “ADaM,” “Surgicase,” “Enlight,” “Mindware,” “Streamics,” and “Phits,” among others.

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

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France, Germany, Poland and the United States. We also lease other service centers and sales offices, which are located in Austria, Australia, Belgium, Brazil, China, Colombia, France, Germany, Italy, India, Japan, Malaysia, Spain, Ukraine, the United Kingdom, the United States, Poland, and South Korea. The aggregate annual lease payments for our facilities in 2023, 2022 and 2021 were € 2.2 million, € 2.0 million and € 2.1 million, respectively. The table below provides selected information regarding our facilities as of December 31, 2023.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Leuven, Belgium	Leased	Warehouse	165 sq. m.	March 31, 2024
Beringen, Belgium	Leased	Office; production	2,848.25 sq. m.	October 31, 2030
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Ann Arbor, Michigan, United States	Leased	Office; production	2,771 sq. ft.	April 30, 2024
Lexington, KY, United States	Leased	Office	1,872 sq. ft.	August 31, 2027
Princeton, NJ, United States	Leased	Office	2,866 sq. ft.	March 31, 2025
Lafayette, CO, United States	Leased	Office	2,218 sq. ft.	February 28, 2025
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	515.58 sq. m.	March 31, 2024
Kawasaki, Japan	Leased	Production	205 sq. m.	May 19, 2024
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Vienna, Austria	Leased	Office	44 sq. m.	December 31, 2025
Gilching, Germany	Leased	Office	399 sq. m.	December 31, 2024
Bremen, Germany	Owned	Office	6,724 sq. m.	N/A
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2029
Paris, France	Leased	Office	564.40 sq. m.	May 31, 2028
Kyiv, Ukraine	Leased	Office	2,532.6 sq. m.	February 29, 2024 under negotiation to extend every 6 months (due to war conditions)
Rozdil, Ukraine	Leased	Office	570.4 sq. m.	February 28, 2024- lease cancelled
Sheffield, United Kingdom	Leased	Office	1,575 sq. ft.	No fixed end date
Southampton, United Kingdom	Leased	Office	2,046 sq. ft.	May 31, 2028
Shanghai, China	Leased	Office	1,200 sq. m.	June 8, 2024
Medellin, Colombia	Leased	Office	248 sq. m.	May 31, 2024
	Leased	Office	64 sq. m.	January 31, 2025
	Leased	Office	190 sq. m.	November 30, 2024
	Leased	Office	59.79 sq. m.	March 15, 2024
	Leased	Office	60.31 sq. m.	March 31, 2024
Wroclaw, Poland	Owned	Office; production	2.3975 hectare	N/A
Gold Coast, Australia	Leased	Office	N/A	January 22, 2024
Milan, Italy	Leased	Office	55 sq. m.	December 31, 2023
Milan, Italy	Leased	office	131 sq. m.	March 31, 2029
Freiberg, Germany	Owned	Office, Production, Parking (Land)	34,273 sq. m.	N/A
Freiberg, Germany	Owned	Office, warehouse, production, parking (Land)	24,243 sq. m.	N/A
Bangalore, India	Leased	Office	2,000 sq. ft.	December 31, 2024
Rio Claro, Brazil	Leased	Corporate Offices, R&D Laboratory, Production	4,092.27 sq. m.	August 5, 2029
Seoul, South Korea	Leased	Shared workspace	N/A	January 31, 2025
Tianjin, China	Leased	Office	129 sq. m.	March 19, 2025

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

As of December 31, 2023, our team consisted of 2,437 FTEs and fully dedicated consultants. Our portfolio of intellectual property featured 476 issued patents and 101 pending patent applications as of December 31, 2023. For the year ended December 31, 2023, we generated € 256.1 million of revenue, representing 10% increase over the prior year, a net profit of € 6.7 million and an Adjusted EBITDA of € 31.4 million. For a description of Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBITDA, see “—Other Financial Information” below.

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

In our Materialise Software segment, we intend to strengthen the market penetration of our software platform by (i) continuing to gradually grow the strong position of our Magics 3D Print Suite in the market for print preparation software tools, including by offering its functionality through the cloud, and (ii) bringing our CO-AM platform to the market, offering to our customers both proprietary and third party functionalities that focus on volume production, including manufacturing execution systems, or MES, automated workflows for additive manufacturing and solutions such as quality analysis tools and data security. The transition to a cloud-based software platform and associated subscription models will affect our revenue levels in the near term, but we believe it may ensure the continued strength of our business model going forward. Further, in order to be able to meet the demands that are associated with volume production, including mass customization, and to accelerate the development and roll out of our cloud-based software platform, where software as a service, big data technologies, and machine learning will be key drivers, we intend to continue to invest significantly in both research and development.

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

In our Materialise Manufacturing segment, we believe that there is significant growth potential in the markets for additive manufacturing of end-use products. We therefore intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market, including the aerospace market. More particularly, we believe that our growth initiatives in the wearables market that have been incubated within Materialise Manufacturing may drive growth in the coming years. In the eyewear market, we are investing in back-end production facilities for the production of 3D printed eyewear, including customized frames and also invest in the introduction of advanced front-end digital technologies, such as virtual try-on and fitting solutions, In the footwear market, we will continue to invest in the development and commercial roll out of the pressure plate technology and related applications that we acquired from RS Scan and in the worldwide commercialization of our Phits customized 3D printed insoles.

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

Recent Developments

See Note 27 to our audited consolidated financial statements for disclosure of significant transactions and significant changes in our financial condition or results of operations that occurred subsequent to December 31, 2023. In addition, see “—Trend Information” below.

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

For the stand-alone selling prices, we use prices from price list or historical prices for similar transactions. However, in certain cases, such information may not be readily available, and in those cases, we estimate the stand-alone selling price based on a cost-plus mark-up or other estimate. If the stand-alone selling price of one or more goods or services in arrangements with multiple performance obligations is highly variable or uncertain, we estimate the stand-alone selling price with reference to the total transaction price less the sum of the observable stand-alone selling prices of other goods or services promised in the contract. In addition, for certain performance obligations such as development services, the stand-alone selling prices also require an estimate of the time required to complete the development.

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

We have determined that the criteria for internally generated intangible assets were met for two projects in 2018: (1) the software development of a new planner for hospitals within the cardiovascular field and (2) the process to obtain FDA and E.U. approval for a 3D printed tracheal splint within the Materialise Medical segment. The first project was successfully completed in 2019. In 2021, we recognized an impairment of € 0.2 million as the business case no longer showed a positive result over the next 5 years. The main reason was a delay in revenue due to the ongoing COVID-19 pandemic. The second project obtained the Investigational Device Exemption, or IDE, approval from the FDA in the first quarter of 2024. Because the present value of the expected cash flows until 2030 remains negative we continue to report the R&D expenses related to this program in our income statement.

In the year ended December 31, 2020 we determined that the criteria for internally generated intangible assets were met for certain subprojects related to our internal digital transformation program. With this program, we are investing in our IT landscape and upgrading and/or standardizing part of our digital core business. We have further invested in 2023, and will continue to invest in 2024 in state-of-the-art technology that is available on the market to upgrade our CRM, ERP and license management software. Together with this implementation, we will also upgrade and further develop those internal software programs that are closely related to 3D printing and the specific needs that arise from 3D printing. The integration of both standard and internal systems in the digital chain of Materialise is crucial and requires deep analysis, development and technical validation. It is expected that it will not only streamline our processes internally and help us reduce costs in maintenance in the short term, but it also will allow us to learn from this and commercialize this knowledge by making our software even easier to integrate with standard systems. This competitive advantage should become important in the coming years where 3D printing will be more and more integrated on the traditional manufacturing floor. As of December 31, 2023, we capitalized €7.5 million as software and carried €0.4 million as assets under construction in respect of those projects.

In the year ended December 31, 2021 we determined that the criteria for internally generated intangible assets were met for our project on the transformation of the platform architecture to enable our software products to make the transition from desktop to (hybrid) cloud. As of December 31, 2021 we had capitalized K€975 in respect of this project. During 2022 we continued to invest in this project and added K€984 to the asset under construction. As of December 31, 2022, we recognized an impairment of K€672 in respect of this asset under construction, due to an overlap with the recently acquired Link3D technology and the fact that this Link3D technology was already in a more advanced stage. The remaining K€1,287 was transferred from assets under construction to software, and amortization on this asset started in 2022.

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

Income Taxes

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2023, we had current and non-current receivables related to tax credits for an amount of € 5 million (2022: € 5 million; 2021: € 5 million).

As of December 31, 2023, we had € 92 million (2022: € 88 million; 2021: € 58 million) of tax losses carried forward and Innovation Income Deductions, of which € 47 million related to Materialise NV (2022: € 45 million; 2021: € 36 million). These losses related to Materialise NV and subsidiaries that have a history of losses, in countries where these losses do not expire and may not be used to offset taxable income elsewhere in our consolidated group.

Under the Belgian Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis.

With respect to the tax losses carried forward and Innovation Income Deductions carried forward we recognized at December 31, 2023 a deferred tax asset of € 0.1 million for Materialise NV (2022: € 0.2 million, 2021: € 0.0 million) and € 1.0 million for Materialise USA (2022: € 1.6 million, 2021: € 0.0 million).

We have not recognized deferred tax assets on unused tax losses and Innovation Income Deduction totaling € 22 million as at December 31, 2023 (2022: € 19 million; 2021: € 12 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses and Innovation Income Deduction can be utilized. If all deferred tax assets related to unused tax losses carried forward and Innovation Income Deduction would meet the criteria for recognition, net result for the year would have improved by € 22 million in 2023 through a deferred tax benefit. This would represent the planned recovery of € 88 million of unused tax losses carried forward and Innovation Income Deduction in future periods. Further details on taxes are disclosed in Note 22.10 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

We have goodwill for a total amount of € 43.2 million as of December 31, 2023 (2022: € 44.2 million; 2021: € 18.7 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget, and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. Total impairment charges recorded during 2023 were € 4.2 million (2022: € 0.7 million; 2021: € 0.2 million).

In 2021, we recorded a goodwill impairment of € 0.2 million on the CGU Metal in Belgium, formerly the company Aldema BV. We acquired all shares and voting rights of Aldema BV in 2015 for € 0.1 million. With the creation of the Materialise Metal Competence Center in Bremen, Germany, the recoverable amount of this asset decreased to zero.

In 2022, we recorded impairment charges of € 0.7 million related to the transformation of the platform architecture to enable our software products to make the transition from desktop to cloud-based.

In 2023, we recorded a goodwill impairment of € 4.2 million related to Materialise Motion and Engimplan. On the CGU Materialise Motion in Belgium, it was concluded that the value in use was lower than the carrying value, which resulted in a full impairment of the goodwill for an amount of € 1.2 million as well as a partial impairment on the intangible assets related to the partnership agreement, customer list, and developed technology for respectively € 0.9 million, € 0.1 million, and € 1.4 million. The key elements that led to the impairment loss for the Motion CGU was the delay in business growth versus what was initially foreseen. On the CGU Engimplan in Brazil, it was concluded that the value in use was lower than its carrying value, which resulted in a full impairment of the intangible assets related to customer list and trademarks for respectively € 0.4 million and € 0.1 million as well as a tangible asset 3D printer for € 0.1 million. The key elements that led to the impairment loss for the Engimplan CGU were related to a delay in business growth and to less benefits of synergies than initially anticipated.

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

While we are using our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future, include but are not limited to:

●	future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;
●	the fair value of the plant and equipment;

●	the fair value of the deferred revenue;
●	discount rates; and
●	the technology royalty rate.

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

Convertible Loan Granted to Fluidda

We account for the convertible loan granted to Fluidda in January 2019, with a notional amount of € 2.5 million, at fair value. The carrying value of the convertible loan amounts to € 3.7 million at December 31, 2023. Fluidda is a private start-up company which offers turnkey contract research services for drug development and medical device development. Fluidda is currently loss-making. In determining the fair value of the convertible loan, we consider different contractual parameters such as the repayment and conversion scenarios and dates. In addition, we must make significant estimates such as (i) the discount rate, (ii) the probability and timing of each repayment and conversion scenario, and (iii) the amount of a qualified capital increase that will determine the conversion factor. The convertible loan has a duration of seven years with a 10% annual interest rate which is capitalized. We have applied a discount factor of 13.32% that is based on the estimated weighted average cost of capital of Fluidda, reflecting the uncertainty in relation to Fluidda’s ability to be successful and the applied estimates by our consolidated group.

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

Results of Operations

Comparison of Years Ended December 31, 2023 and 2022

	For the year ended December 31,
in 000€, except percentages	2023	2022	% Change
Revenue	256,127	232,023	10.4%
Cost of sales	(110,996)	(103,255)	7.5%
Gross profit	145,131	128,768	12.7%
Research and development expenses	(38,098)	(37,568)	1.4%
Sales and marketing expenses	(57,822)	(62,125)	(6.9)%
General and administrative expenses	(37,068)	(35,143)	5.5%
Net other operating income	(6,524)	3,196
Operating profit	5,619	(2,872)
Financial expenses	(3,865)	(4,420)
Financial income	5,019	6,114
Profit before taxes	6,772	(1,178)
Income taxes	(78)	(975)
Net profit	6,695	(2,153)

Revenue. Revenue increased by € 24.1 million, or 10.4%, to € 256.1 million in the year ended December 31, 2023, from € 232.0 million in the year ended December 31, 2022.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2023	2022
Americas	97,399	86,924
Europe & Africa	138,741	125,138
Asia-Pacific	19,988	19,960
Total	256,127	232,023

Revenue generated in Europe increased by € 13.6 million, or 10.9%, in the year ended December 31, 2023, compared to the year ended December 31, 2022, due to higher revenue from our Materialise Medical, Materialise Manufacturing and Materialise Software segments. Revenue generated throughout the Americas increased by € 10.5 million, or 12.1%, in the year ended December 31, 2023, compared to the year ended December 31, 2022, due to higher revenue from our Materialise Medical, Materialise Manufacturing and Materialise Software segments. Revenue generated in Asia-Pacific remained consistent in the year ended December 31, 2023, compared to the year ended December 31, 2022, as revenue increased within our Materialise Manufacturing segment with offsetting decreases within our Materialise Medical and Materialise Software segments in this region.

During 2023, we saw an increased revenue in all three of our segments compared to 2022.

Revenue from our Materialise Software segment increased € 0.7 million, or 1.7%, from € 43.7 million in the year ended December 31, 2022, to € 44.4 million in the year ended December 31, 2023. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by € 2.0 million, or 7.2%, in the year ended December 31, 2023. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by € 1.2 million, or 7.6%, in the year ended December 31, 2023. Deferred revenue from license and maintenance fees amounted to € 0.8 million in the year ended December 31, 2023, compared to € 2.7 million in the year ended December 31, 2022.

Revenue from our Materialise Medical segment increased € 16.5 million, or 19.5%, from € 84.8 million in the year ended December 31, 2022, to € 101.4 million in the year ended December 31, 2023. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by € 4.7 million, or 20.3%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 87.2% of all medical software revenues in the year ended December 31, 2023, compared to 84.8% in the year ended December 31, 2022. Our non-recurrent revenue from perpetual licenses and services remained consistent in the year ended December 31, 2023, compared to the year ended December 31, 2022. Deferred revenue from license and maintenance fees amounted to € 0.7 million in the year ended December 31, 2023, compared to € 5.1 million in the year ended December 31, 2022. Revenues from medical devices and services grew by € 11.9 million, or 20.6%, in the year ended December 31, 2023, driven by growth in all of our sales channels across our different core markets. As of December 31, 2023, our Materialise Medical segment operated 50 3D printers, as compared to 49 as of December 31, 2022.

Revenue from our Materialise Manufacturing segment increased € 6.8 million, or 6.6%, from € 103.5 million in the year ended December 31, 2022, to € 110.3 million in the year ended December 31, 2023. Materialise Manufacturing operated 157 3D printers, 28 CNC machines and 5 vacuum casting machines as of December 31, 2023, compared to 156 3D printers, 22 CNC machines and 6 vacuum casting machines as of December 31, 2022, respectively.

Cost of sales. Cost of sales was € 111.0 million in the year ended December 31, 2023, compared to € 103.3 million in the year ended December 31, 2022, representing an increase of € 7.7 million, or 7.5%. This increase in cost of sales was related to increased sales volumes, increased subcontracting volumes and prices, and the impact of inflation related to energy, materials and compensation expenses.

Gross profit. Gross profit increased € 16.4 million from € 128.8 million in the year ended December 31, 2022, to € 145.1 million in the year ended December 31, 2023, mainly driven by increased revenue in all three Materialise segments, partially offset by higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 56.7% in the year ended December 31, 2023, compared to 55.5% in the year ended December 31, 2022.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses decreased, in the aggregate, to € 133.0 million in the year ended December 31, 2023, compared to € 134.8 million in the year ended December 31, 2022. R&D expenses increased from € 37.6 million to € 38.1 million, or 1.4%.S&M expenses decreased from € 62.1 million to € 57.8 million, or 6.9%, driven by our Materialise Software segment sales reorganization. G&A expenses increased from € 35.1 million to € 37.1 million, or 5.5%. The G&A expenses included the roll-out of our ongoing internal digital transformation project.

Net other operating income. Net other operating income decreased to a negative € 6.5 million, in the year ended December 31, 2023, compared to a positive € 3.2 million net other operating income in the year ended December 31, 2022. The main drivers of this decrease were an arbitration settlement of € 5.2 million, an impairment loss related to intangible assets of € 3.0 million, an impairment loss related to goodwill of € 1.2 million, and an amortization expenses of acquired intangible assets, which represented an expense of € 4.0 million for the year ended December 31, 2023, compared to € 5.1 million for the year ended December 31, 2022. These expenses were partially offset by witholding tax exemptions (€ 3.0 million), grants received (€ 1.8 million), and R&D tax credits (€ 1.4 million).

Net financial income (financial income and financial expense). Net financial income was € 1.2 million in the year ended December 31, 2023, compared to a net income of € 1.7 million in the year ended December 31, 2022. In 2023, the net positive result was mainly due to increased interest income on short-term deposits from higher prevailing interest rates, partially offset by increased interest expense on our loans and borrowings.

Income taxes. Income taxes in the year ended December 31, 2023 resulted in an expense of € 0.1 million, which was a combination of deferred tax benefits amounting to € 2.3 million and current income tax expenses of € 2.4 million.

Net profit/loss. As a result of the factors described above, net profit amounted to € 6.7 million in the year ended December 31, 2023 compared to a net loss of € 2.2 million in the year ended December 31, 2022.

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

Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2023	2022	2021
Net profit (loss)	6,695	(2,153)	13,145
Income tax expense / (benefit)	78	975	591
Financial expenses	3,865	4,420	4,101
Financial income	(5,019)	(6,114)	(5,620)
Depreciation and amortization	21,511	22,026	20,516
Share in loss of joint venture	—	—	—
EBITDA (unaudited)	27,130	19,154	32,733
Share-based compensation expenses(1)	39	(140)	(833)
Acquisition-related expenses of business combinations(2)	—	—	413
Impairments(3)	4,228	—	177
Adjusted EBITDA (unaudited)	31,397	19,014	32,490
(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of Link3D on January 4, 2022.
(3)	Impairments represents the impairment of goodwill of Aldema BV (€ 0.2 million) in 2021, the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan in 2023.

EBITDA. As a result of the factors described above, our consolidated EBITDA was € 27.1 million in the year ended December 31, 2023, compared to € 19.2 million in the year ended December 31, 2022, an increase of € 8.0 million. During 2023, we continued to strategically invest in our growth businesses and progressed on our transition to cloud-based annual license revenue in our Materialise Software segment. In 2023, revenue increased by 10.4%. Our 2023 EBITDA included expenses of € 4.2 million from the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan. These expenses were, among others, not reflected in our Adjusted EBITDA. Our consolidated Adjusted EBITDA was € 31.4 million in the year ended December 31, 2023, compared to € 19.0 million in the year ended December 31, 2022, an increase of € 12.4 million.

Comparison of Years Ended December 31, 2023 and 2022 by Segment

	Materialise	Materialise	Materialise	Total
in 000€	Software	Medical	Manufacturing	segments	Unallocated (1)	Consolidated
For the year ended December 31, 2023
Revenues	44,442	101,376	110,310	256,127	—	256,127
Segment Adjusted EBITDA	7,450	26,544	7,537	41,530	(10,133)	31,397
Segment Adjusted EBITDA %	16.8%	26.2%	6.8%	16.2%		12.3%
For the year ended December 31, 2022
Revenues	43,688	84,846	103,489	232,023	—	232,023
Segment Adjusted EBITDA	1,514	18,822	8,229	28,565	(9,551)	19,014
Segment Adjusted EBITDA %	3.5%	22.2%	8.0%	12.3%		8.2%
(1)	Unallocated Segment Adjusted EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense) and the added share-based compensation expenses, acquisition related expenses of business combinations, impairment and fair value of business combinations that are included in Adjusted EBITDA when not attributable to a segment.

Our Materialise Software segment’s Adjusted EBITDA was € 7.5 million in the year ended December 31, 2023, compared to € 1.5 million in the year ended December 31, 2022. This segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 16.8% in the year ended December 31, 2023, from 3.5% for the year ended December 31, 2022. The increase in the Adjusted EBITDA margin was the result of cost containment efforts while further investing in R&D expenses.

Our Materialise Medical segment’s Adjusted EBITDA amounted to € 26.5 million in the year ended December 31, 2023, compared to € 18.8 million in the year ended December 31, 2022. The segment’s Adjusted EBITDA margin increased to 26.2% in the year ended December 31, 2022 from 22.2% in the year ended December 31, 2022. The increase in the segment’s Adjusted EBITDA margin was as a result of increased revenues while keeping costs under control.

Our Materialise Manufacturing segment’s Adjusted EBITDA amounts to € 7.5 million in the year ended December 31, 2023, from € 8.2 million in the year ended December 31, 2022. The Adjusted EBITDA margin of this segment decreased to 6.8% in the year ended December 31, 2023, from 8.0% in the year ended December 31, 2022, as a result of less favorable market conditions and continued investments in our growth business lines.

Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2023	2022
Net profit	6,695	(2,153)
Income tax expense / (benefit)	78	975
Financial expenses	3,865	4,420
Financial income	(5,019)	(6,114)
Operating profit / (loss)	5,619	(2,872)
Depreciation and amortization	21,511	22,026
Corporate research and development	2,785	2,600
Corporate headquarters costs	10,464	9,504
Net other operating (income) expense	(3,077)	(2,693)
Impairments(1)	4,228	—
Segment Adjusted EBITDA (unaudited)	41,530	28,565
(1)	Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (€ 3.6 million) and the impairment of tangible and intangible assets of Engimplan (€ 0.7 million).

Comparison of Years Ended December 31, 2022 and 2021

	For the year ended December 31,
in 000€, except percentages	2022	2021	% Change
Revenue	232,023	205,450	12.9%
Cost of sales	(103,255)	(87,278)	18.3%
Gross profit	128,768	118,172	9.0%
Research and development expenses	(37,568)	(26,891)	39.7%
Sales and marketing expenses	(62,125)	(49,151)	26.4%
General and administrative expenses	(35,143)	(33,315)	5.5%
Net other operating income (expenses)	3,196	3,402	(6.1)%
Operating profit	(2,872)	12,217
Financial expenses	(4,420)	(4,101)
Financial income	6,114	5,620
Profit (loss) before taxes	(1,178)	13,736
Income tax expense / (benefit)	(975)	(591)
Net profit (loss)	(2,153)	13,145

Revenue. Revenue was € 232.0 million in the year ended December 31, 2022 compared to € 205.5 million in the year ended December 31, 2021, an increase of € 26.6 million, or 13%.

Revenue by geographical area is presented as follows:

	For the year ended December 31
in 000€	2022	2021
Americas	86,924	75,437
Europe & Africa	125,138	110,477
Asia-Pacific	19,960	19,536
Total	232,023	205,450

Revenue generated in Europe increased by € 14.7 million, or 13.3%, in the year ended December 31, 2022, compared to the year ended December 31, 2021, due to higher revenue from our Materialise Medical and Materialise Manufacturing segments. Revenue generated throughout the Americas increased by € 11.5 million, or 15.2%, in the year ended December 31, 2022, compared to the year ended December 31, 2021. In the Americas, revenue for the Materialise Medical segment and for the Materialise Software segment increased and revenue for the Materialise Manufacturing segment remained consistent. Revenue generated in Asia-Pacific increased by € 0.4 million, or 2.2%, in the year ended December 31, 2022, compared to the year ended December 31, 2021, as revenue increased within our Materialise Medical and Materialise Manufacturing segment and decreased within our Materialise Software segment in this region.

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

Other Financial Information

EBITDA. As a result of the factors described above, our consolidated EBITDA was € 19.2 million in the year ended December 31, 2022, compared to € 32.7 million in the year ended December 31, 2021, a decrease of € 13.6 million. During 2022, we prioritized the sustainability of our revenue growth over the maximization of short term EBITDA. In 2022, revenue increased by 13% and deferred revenues grew by 22%. We continued to strategically invest in our growth businesses despite significant inflationary pressures on labor, energy and materials costs and accelerated the consolidation of both Link3D and Identify3D, as a basis for our future cloud-based annual license revenue in our Materialise Software segment. These added expenses in addition to certain one-time items weighed on the overall profitability of our Adjusted EBITDA for the year, with Adjusted EBITDA decreasing to € 19.0 million.

Comparison of the Years Ended December 31, 2022 and 2021 by Segment

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

Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2022	2021
Net profit (loss)	(2,153)	13,145
Income tax expense / (benefit)	975	591
Financial expenses	4,420	4,101
Financial income	(6,114)	(5,620)
Share in loss of joint venture	—	—
Operating profit	(2,872)	12,217
Depreciation and amortization	22,026	20,516
Corporate research and development	2,600	2,948
Corporate headquarters costs	9,504	10,317
Net other operating income (expense)	(2,693)	(3,527)
Impairments	—	177
Segment Adjusted EBITDA (unaudited)	28,565	42,648

B.	Liquidity and Capital Resources

Prior to our initial public offering, we historically funded our operations principally from cash generated from operations and borrowings. From our initial public offering on June 30, 2014 through December 31, 2022, we have raised approximately $258.5 million in aggregate net proceeds from public offerings of our ADSs and a private placement of our ordinary shares. On July 6, 2021, we sold 4,600,000 ADSs in a follow-on public offering at a public offering price of $24.00 per ADS, and received net proceeds of approximately $105 million. As we continue to grow our business, we envision funding our operations through multiple sources, including the remaining proceeds from our equity offerings, and future earnings and cash flow from operations and borrowings. We may also seek to raise additional capital from offerings of our equity or debt securities on an opportunistic basis when we believe there are suitable opportunities for doing so.

We expect our main uses of cash in the future will be funding our business operations, capital expenditures, loan reimbursements, acquisitions and partnerships. Depending on market conditions, our liquidity requirements, contractual restrictions and other factors, we may also repurchase some of our outstanding ordinary shares and ADSs. We believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next 12 months.

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

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
in 000€	2023	2022	2021
Net cash flow from operating activities	20,157	22,288	25,845
Net cash flow from/(used in) investing activities	(11,037)	(53,861)	(13,134)
Net cash flow from/(used in) financing activities	(22,368)	(22,510)	71,156
Net increase / (decrease) of cash and cash equivalents	(13,248)	(54,082)	83,867

Comparison of Years Ended December 31, 2023 and 2022

Net cash flow from operating activities amounted to € 20.2 million in the year ended December 31, 2023 compared to € 22.3 million in the year ended December 31, 2022, a decrease of € 2.1 million, or 9.6%. In the year ended December 31, 2023, the net cash flow from operating activities was the result of the income statement cash result of € 32.8 million, decreased by working capital requirements of € 13.1 million, offset by increased deferred revenue of € 0.5 million.

Net cash flow used in investing activities was € 11.0 million in the year ended December 31, 2023 compared to € 53.9 million in the year ended December 31, 2022, a decrease of € 42.8 million, or 79.5%. The decrease was mainly due to the acquisition of Link3D and Identify3D (€ 29.3 million) in 2022 and no comparable acquisition activity occurring in 2023.

Net cash flow used in financing activities was € 22.4 million in the year ended December 31, 2023, compared to € 22.5 million in net cash flow from financing activities in the year ended December 31, 2022. In 2022, we entered into a new credit facility with KBC, which provides for a € 50 million delayed draw. No drawdowns were made under this new facility in 2023, while our repayment of borrowings and leases amounted to € 20.3 million.

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

Investments in Property, Plant & Equipment and Intangible Assets

The table below describes cash paid for investments in property, plant & equipment and intangible assets for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
in 000€	2023	2022	2021
Purchase of property, plant and equipment	9,235	21,608	7,934
Purchase of intangible assets	2,525	3,165	3,788
Total	11,760	24,773	11,722

Indebtedness

As of December 31, 2023, we had loans and borrowings in the total amount of € 64.4 million, with mainly fixed interest rates. These loans include secured bank loans used to finance the acquisition of ACTech, the construction of office and production facilities in Belgium and Poland, the acquisition of production equipment and installations, and research and development projects.

The following table sets forth our principal indebtedness:

	As of December 31,
in 000€	2023	2022	2021
K€50,000 KBC credit facility	—	—	—
K€35,000 EIB bank loan	21,667	27,500	33,333
K€28,000 acquisition bank loan	10,000	12,559	15,604
K€17,700 secured bank loans	14,904	16,165	16,592
K€12,300 bank loans ACTech	3,546	5,860	8,160
K€5,000 other facility loan	1,496	1,881	2,248
Bank investment loans - top 20 outstanding	4,778	8,828	12,852
Bank investment loans - other	—	606	1,569
Lease liabilities	7,943	7,485	8,621
Related party loan	64	96	128
Total loans and borrowings	64,398	80,980	99,107
Current	25,483	19,960	21,202
Non-Current	38,915	61,020	77,905

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

All loan drawings were contracted at a fixed interest rate, and a reservation cost for the 3 tranches amounts is applicable at 0.15% per year. As of December 31, 2023, no amounts had been drawn under this facility.

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

K€17,700 secured bank loans

The € 17.7 million loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to € 11.7 million, and repayments started in June 2023. The agreement for the Polish facility financing amounts to € 6.0 million (fully drawn per end of 2020), and repayments started in June 2019. The average interest rate of both agreements amounts to 1%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

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

K€5,000 - Other facility loan

A facility loan was contracted in 2012 for the construction of Leuven office and production facilities. The balance of this loan amounted to € 1.5 million as of December 31, 2023. This loan has a repayment schedule of 15 years and interest rate is fixed at 4.61%.

Bank investment loans

The 20 largest of these investment loans outstanding as of December 31, 2023 amount to a balance of € 4.8 million. They were agreed in 2018, 2017 and prior years to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a repayment period over seven years, and are at fixed interest rates with weighted average below 1%.

K€7,943 Lease liabilities

We have had several lease obligations, mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2023 the balance of these lease obligations amounts to € 7.9 million, and are mostly at fixed interest rates with weighted average below 1%.

Related party loan

Ailanthus NV previously granted us a loan at a fixed interest rate of 4.23% that matures in 2025. Prior to the merger between Ailanthus NV and Materialise NV on December 31, 2020, Ailanthus NV was demerged into Lunebeke NV, a newly incorporated company. As a result of this demerger, the loan was transferred from Ailanthus NV to Lunebeke NV. For more information on the merger and related demerger, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The purpose of the loan was to finance the purchase of a building in France. The amounts outstanding as of December 31, 2023 were K€64 (2022: K€96; 2021: K€128). The interest expense for the year ended December 31, 2023 was K€3 (2022: K€5; 2021: K€5).

Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2023, 2022 and 2021 were € 127.6 million, € 140.9 million and € 196.0 million, respectively. We have one undrawn line of credit at December 31, 2023, a credit facility agreement with KBC, which provides for a € 50 million delayed draw. For more information, see “—K€50,000 KBC credit facility” above.

Reservation cost for all 3 tranches amounts to 0.15% per year.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to general limitations imposed by the corporate laws and certain restrictions in the jurisdictions that we operate in. For example, China has very specific approval regulations for all capital transfers to or from the country, certain capital transfers to and from Ukraine are subject to obtaining a specific permit and current legislation in Brazil permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2023, 2022 and 2021, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The table below sets forth our contractual obligations as of December 31, 2023, which represents contractually committed future obligations:

		Less than 1			More than 5
in 000€	Total	year	2-3 years	4-5 years	years

Loans and borrowings	56,455	22,873	18,585	7,989	7,008
Lease Liabilities	7,943	2,610	2,757	1,778	798
Scheduled interest payments(1)	3,200	1,270	1,335	441	154
Purchase obligations	31,597	22,798	8,617	182	0
Total	99,195	49,551	31,294	10,390	7,960
(1)	Scheduled interest payments comprise the interest payable on loans and borrowings and lease commitments. No interest is payable on the other contractual obligations in the above table.

As of December 31, 2023 we had purchase commitments of K€9,330 related to property, plant and equipment. We did not have any significant purchase commitments related to property, plant and equipment as of December 31, 2022 and 2021.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following tables set forth certain information with respect to the current members of our board of directors and senior management:

Directors:

Name	Age	Time served as director	Position
Wilfried Vancraen	62	Since 1990 (34 years)	Founder & Director
Peter Leys	59	Since 2013 (11 years)	Director
A Tre C CVOA, represented by Johan De Lille	61	Since 2006 (18 years)	Director
Hilde Ingelaere	62	Since 1997 (27 years)	Director
Sander Vancraen	33	Since 2020 (4 years)	Director
Jürgen Ingels	53	Since 2013 (11 years)	Director
Jos Vander Sloten	61	Since 2007 (17 years)	Director
Lieve Verplancke	64	Since 2015 (9 years)	Director
Bart Luyten	47	Since 2017 (7 years)	Director
Volker Hammes	60	Since 2018 (6 years)	Director

Senior Management and Executive Committee Members:

Name	Age	Position
Seaquence BV, represented by Johan Pauwels	56	Executive Vice President, Chief Operating Officer (COO)
BEspired BV, represented by Bart Van der Schueren	57	Chief Strategy and Technology Officer
Finstraco B.V. represented by Koen Berges	48	Chief Financial Officer
De Vet Management BV, represented by Brigitte de Vet-Veithen	53	Chief Executive Officer (CEO)
Level 5 BV, represented by Jurgen Laudus	45	Vice President, Materialise Manufacturing segment
SoHo services, represented by Conny Hooghe	58	Vice President, Human Resources
Super Mare & Park BV, represented by Carla Van Steenbergen	48	Executive Vice President, Director Corporate Affairs
Udo Eberlein	56	Vice President, Software Segment

The term of the directorship of each member of our board of directors will expire at the 2024 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium.

Our board of directors has determined that Jürgen Ingels, Bart Luyten, Volker Hammes and Lieve Verplancke are independent under both Belgian law and the Nasdaq Stock Market Listing Rules. The Belgian law definition of independence differs from the definition of independence under Nasdaq Stock Market Listing Rules. In particular, under Belgian law, A Tre C CVOA (represented by Johan De Lille) and Jos Vander Sloten are no longer deemed independent by virtue of its term of office exceeding 12 years. However, the Nasdaq Stock Market Listing Rules do not have a similar requirement, and our board of directors has determined that A Tre C CVOA (represented by Johan De Lille) and Jos Vander Sloten continue to be independent under the Nasdaq Stock Market Listing Rules.

The following is a brief summary of the business experience of the current members of our board of directors:

Wilfried Vancraen. Wilfried Vancraen has served as one of our directors since founding our company in July 1990. Mr. Vancraen previously served as our Chief Executive Officer from July 1990 until December 31, 2023. Mr. Vancraen previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he was introduced to 3D printing. Passionate about this new technology and firm in his belief that it could help create a better and healthier world, he founded Materialise in July 1990. Mr. Vancraen holds several patents related to the technical and medical applications of 3D printing and remains committed to using the technology to make positive changes in people’s lives. In recent years, Mr. Vancraen has been awarded the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, has been selected as the most influential person in additive manufacturing by industry professionals and TCT Magazine, and has been listed one of the five leading players in his sector by the Financial Times. He is also the recipient of a 2013 Visionaries! Award from the Museum of Art and Design in New York. Mr. Vancraen holds a Master of Science in Electro-Mechanical Engineering and a Master in Business Administration from KU Leuven. Wilfried Vancraen was chosen in the TCT Hall of Fame in 2017 for his contributions to the 3D printing industry. In 2018, he was chosen by the Additive Manufacturing Users Group (AMUG) as the Innovators Showcase and received the Industry Dino Award. In 2019, Mr. Vancraen was appointed as a faculty honorary professor at the Faculty of Engineering, KU Leuven on the recommendation of the Department of Mechanical Engineering because of his role as founder and CEO of our company.

Peter Leys. Peter Leys has served as one of our directors since 2013. Mr. Leys previously served as our Executive Chairman from 2013 until December 31, 2023. Previously, from 1990 to 2013, Mr. Leys was at the Brussels office of Baker & McKenzie CVBA, where he focused on mergers and acquisitions, and capital markets. Mr. Leys lectures a contract negotiation course at the KU Leuven. Mr. Leys holds a Candidacy Degree in Philosophy from KU Leuven and Master of Law degrees from KU Leuven and the University of Georgia.

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

Hilde Ingelaere. Hilde Ingelaere co-founded Materialise in 1990, together with Wilfried Vancraen, and has served as one of our directors since 1997. In her early years at Materialise, Ms. Ingelaere managed several staff departments including human resources, finance and legal, and she served as Executive Vice President of Materialise until December 31, 2023. Mrs. Ingelaere continues to play an important role in supporting our South American operations and in strategic negotiations with a focus on partnerships. Prior to joining Materialise, Ms. Ingelaere conducted cardiovascular clinical research at Bristol-Myers Squibb from 1986 to 1989. She then worked as a business analyst with Plant Genetic Systems from 1989 to 1992. Ms. Ingelaere holds a Master’s degree in Bioengineering from KU Leuven, where she focused on Biotechnology, and a Master’s degree in Business Administration from KU Leuven.

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

Johan Pauwels. Johan Pauwels, as permanent representative of Seaquence BV, has served as an Executive Vice President and Chief Operating Officer of our company since January 2011 and has been with our company since our founding. In 1990, Mr. Pauwels completed his Master’s thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Mr. Pauwels stayed on with our company, focusing on software development to support our 3D printing services. Throughout his career with our company, Mr. Pauwels has held several positions, including Software Sales Manager and Director of Sales, and is currently an Executive Vice President responsible for global sales organization and our sales offices around the world. As of 2021, Mr. Pauwels is also the Chief Operating Officer of our company. Mr. Pauwels holds a Master’s degree in Electro-Mechanical Engineering from KU Leuven.

Bart Van der Schueren. Bart Van der Schueren has served as an Executive Vice President of our company since January 2011 and as our Chief Strategy and Technology Officer since 2016. In February 2022 he also assumed the position of Vice President of the Materialise Software segment. As permanent representative of BEspired BV, Mr. Van der Schueren serves as Chief Strategy and Technology Office since January 2024. Prior to joining Materialise, Mr. Van der Schueren was at KU Leuven as a liaison engineer for the newly founded Materialise and established the basic research activities for the company while also founding the research activities in 3D printing at the KU Leuven. Mr. Van der Schueren then went on to obtain a PhD in selective laser metal sintering. In 1995, Mr. Van der Schueren officially joined Materialise and ran the service bureau. Over the years, his dedication and expertise has grown the service bureau from a regional player to one of the most prominent additive manufacturing facilities in Europe. In 2011, Mr. Van der Schueren became an Executive Vice President of our company, responsible for the Materialise Manufacturing segment and focusing on production and engineering services. Since 2018, Mr. Van der Schueren is globally responsible for the research activities of Materialise, and between 2022 until the end of 2023 he was also responsible for the activities of the Materialise Software segment. Mr. Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Master’s degree in Mechanical Engineering from KU Leuven.

Koen Berges. Koen Berges, as permanent representative of Finstraco BV, has served as our Chief Financial Officer since May 2023. Mr. Berges brings more than 20 years of experience in financial leadership positions in various business environments ranging from large multinational corporations to leading family holdings and to fast-growing private equity-backed services companies. Mr. Berges joined Materialise from Cheops Technology NV, a managed service provider in secure IT infrastructures and cloud computing, where he served as Chief Financial Officer and where he was also a member of the Executive Committee from May 2019 until April 2023. Mr. Berges started his professional career at PwC Consulting and subsequently also held various international finance leadership roles at ExxonMobil and investment group Alcopa. Mr. Berges holds a Master of Science in Business Engineering, International Management from the University of Antwerp.

Brigitte de Vet-Veithen. Brigitte de Vet-Veithen has represented De Vet Management BV and has served as our Chief Executive Officer since January 2024. Prior to that Ms. De Vet-Veithen served as Vice President of the Materialise Medical segment since June 2016. Mrs. de Vet-Veithen has more than 20 years of experience in the Healthcare and Life Sciences Sector. She has worked in various management roles for Johnson & Johnson, ultimately serving as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis in Germany. Before joining Materialise she has held various leadership roles as representative of De Vet Management BV including the role of Chief Executive Officer of Acertys group, a provider of medical devices, software, services and supplies to hospitals and medical professionals. Mrs. de Vet-Veithen holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.

Jurgen Laudus. Jurgen Laudus, as permanent representative of Level 5 B.V., serves as Vice President of our Materialise Manufacturing segment. Mr. Laudus joined us in August 2001 as project manager and continued to our U.K. office to become Rapid Tooling manager in 2003. For two years, Mr. Laudus was responsible for both our Rapid Tooling sales support and production management. In 2005, Mr. Laudus returned to Belgium to become international production manager for our additive manufacturing services and later on sales manager, playing an active role in the growth of the additive manufacturing production activities of Materialise. Mr. Laudus holds a Master of Science degree in Engineering from the KU Leuven.

Conny Hooghe. Conny Hooghe represented SoHo Services as our Vice President of Human Resources since September 2017. She holds a Master of Industrial Psychology from the University of Ghent. Previously she has held several human resources management positions within technological oriented or IT companies like Wolters Kluwer, Fujitsu Services and Atos Origin.

Carla Van Steenbergen. Carla Van Steenbergen, as permanent representative of Super Mare & Park BV, has served as our Executive Vice President and Director, Corporate Affairs, supporting the company’s legal and procurement department and M&A and partnership transactions since January 2024. Prior to that, Ms. Van Steenbergen served as our in-house counsel since 2003, and her role has gradually evolved into our Chief Legal Officer. Ms. Van Steenbergen has served as our Compliance Officer since June 2014, and is a member of our Executive Committee in addition to being secretary to the board of directors. Ms. Van Steenbergen graduated from the law faculty of KU Leuven in 1999. After having worked for three years at Brussels’ based law firm Marx Van Ranst Vermeersch & Partners, she temporarily moved to London to earn a LLM degree at King’s College London. Upon her return to Belgium, she started working as in-house legal counsel for our company, a position which she holds to this day.

Udo Eberlein. Udo Eberlein, has served as our Vice President of Software, since November 2023. Prior to that, in February 2021 Mr. Eberlein co-founded Goldn, an online working space for cosmetic creators and suppliers and he also works in Chemovator supporting startups in their business journey. Mr Eberlein is a seasoned software technology executive with successfully building and leading large and mid-scale technology organizations in complex global markets. Throughout his career, he has acquired a diverse range of skills and accomplishments spanning various fields, such as internet services, digital transformation, digital media software, IoT, SaaS, marketplaces, corporate development, strategic advisory, and venture capital, among others. He holds a degree in Logistics and Business Administration from Stuttgart University.

Family Relationships

Wilfried Vancraen and Hilde Ingelaere are spouses. Sander Vancraen is the son of Wilfried Vancraen and Hilde Ingelaere. No other family relationship exists between any members of our board of directors or senior management.

Board Diversity Disclosures

In accordance with Nasdaq Listing Rule 5606, each company must disclose annually information on each director’s voluntary self-identified characteristics. The table below includes information on the diversity of our board of directors based upon information voluntarily provided by each director for each of the years ended December 31, 2022 and 2023.

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

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2023, only the directorships of Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke, Mr. Sander Vancraen and Mr. Hammes were remunerated. The directorships of Mr. Wilfried Vancraen, Mr. Leys and Ms. Ingelaere were not remunerated because these individuals were remunerated in their capacity as senior management. During the year ended December 31, 2023, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke, Mr. Sander Vancraen and Mr. Hammes each received annual remuneration equal to € 11,000. In addition, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke, Mr. Sander Vancraen and Mr. Hammes each received a remuneration of € 1,375 per physical board meeting that he or she attended and € 687.5 for each board meeting held via conference call (lasting more than one hour) that he or she attended.

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

Compensation of Senior Management and Executive Committee

In 2023, the aggregate total gross compensation of our senior management amounted to € 2.6 million, which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the compensation for the members of the Executive Committee. During 2023, the directorships of Mr. Wilfried Vancraen, Mr. Leys and Ms. Ingelaere were not remunerated.

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

As from January 1, 2024, our board of directors entrusted the daily management of the company to De Vet Management BV, represented by Brigitte de Vet-Veithen, our Chief Executive Officer, in conformity with article 7:121of the Belgian Companies and Associations Code. Until December 31, 2023, this position was held by Wilfried Vancraen.

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

Remuneration and Nomination Committee

Our Remuneration and Nomination Committee consists of three members: Wilfried Vancraen, Jozef Vander Sloten and Lieve Verplancke. As from January 1, 2024, Hilde Ingelaere has replaced Wilfried Vancraen as a member of our Remuneration and Nomination Committee. Our board of directors has determined that Ms. Verplancke is independent under the applicable rules of the Nasdaq Stock Market.

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

D.Employees

The table below sets out information about the number of FTEs and fully dedicated consultants, which consultants included individual professionals who are registered as private entrepreneurs in Ukraine. Due to the war in Ukraine, some private entrepreneurs have been relocated to Poland, though they continue to work exclusively with our company. FTEs who are a part of one or more of our three core competencies are allocated to one of our segments and therefore included in our segment reporting.

	At December 31,
	2023	2022	2021
Total	2,437	2,439	2,332
Segments:
Materialise Software	293	339	281
Materialise Medical	928	888	861
Materialise Manufacturing	784	760	752
Additional staff	432	452	438

We currently do not have a workers’ council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

E.Share Ownership

The following table sets forth information relating to beneficial ownership of our ordinary shares, for each member of our board of directors and senior management as of March 26th, 2024:

	Ordinary Shares Beneficially
	Owned as of 26 March 2024
Name of beneficial owner(1)	Number(2)	Percent(2)
Wilfried Vancraen (3)	33,325,821	56.42
Peter Leys (4)	320,459	*
A Tre C CVOA, represented by Johan De Lille (5)	—	—
Sander Vancraen	—	—
Jürgen Ingels	—	—
Jos Vander Sloten (6)	12,000	*
Lieve Verplancke	—	—
Hilde Ingelaere (3)	33,325,821	56.42
Bart Luyten	—	—
Volker Hammes (7)	2,500	—
Johan Pauwels (8)	151,545	*
Bart Van der Schueren (9)	143,346	*
Conny Hooghe	—	—
Jurgen Laudus (10)	45,145	*
Carla Van Steenbergen (11)	28,635	*
Brigitte de Vet - Veithen (12)	27,793	*
Koen Berges (13)	2,780	*
Udo Eberlein	—	—
*	Less than 1%
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.

(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 26, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	Consists of (i) 110,545 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 110,545 ordinary shares and 27,135 ADSs held by Ms. Ingelaere. (iii) 30,858,964 ordinary shares and 2,171,497 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (maatschap) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere and (iv) 20,000 ADSs jointly held (directly) by Mr. Vancraen and Ms. Ingelaere.
(4)	Consists of (i) 320,459 ADSs and ordinary shares held by Peter Leys. 307,419 of these ADS and ordinary shares are subject to shared voting and investment power and are owned by: Mountain View (maatschap) as 75,000 ADS and 101,781 ordinary shares. (ii) Riverside (maatschap) holds 22,862 ADSs and (iii) Els Kindt, the spouse of Peter Leys, holds 4,215 ADS and 103,561 ordinary shares. Both Mountain View and Riverside are jointly controlled by Peter Leys and Els Kindt.
(5)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(6)	Consists of 12,000 shares held by Mr. Vander Sloten.
(7)	Consists of 2,500 ADSs held by Mr. Hammes.
(8)	Consists of (i) 40.000 ordinary shares held by Mr. Pauwels (ii) 100,000 ordinary shares held by Sorelle, a civil partnership that is controlled and managed by Mr. Pauwels and Ms Van Muylder (iii) 1,000 ADS in an investment account in the name of Sorelle and (iv) 10,545 ADS held by Mr. Pauwels.
(9)	Consists of 143,346 ordinary shares held by Mr. Van der Schueren.
(10)	Consists of 45,145 ADSs held by Mr. Laudus.
(11)	Consists of 28,635 ordinary shares held by Ms. Van Steenbergen.
(12)	Consists of 27,793 ADSs held by Ms. de Vet-Veithen.
(13)	Consist of 2,780 ADS held by Mr. Berges.
F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of March 26, 2024, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially
	Owned as of March 26, 2024
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	33,325,821	56.42
Hilde Ingelaere(3)	33,325,821	56.42
ARK Investment Management LLC(4)	3,592,979	6.08

(1)Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.

(2)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 26, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(3)

Consists of (i) 110,545 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 110,545 ordinary shares and 27,135 ADSs held by Ms. Ingelaere and (iii) 30,858,964 ordinary shares and 2,171,497 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (maatschap) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere.

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

As of March 26, 2024, there were 30 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of March 26, 2024, 53.60% of our outstanding ordinary shares were held directly by 30 holders of record, and we believe that at least 23 of such shareholders (representing 53.60% of our outstanding ordinary shares), are residents of Belgium. As of March 26, 2024, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 46.39% of our outstanding ordinary shares were held in the United States by one holder of record, the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 27,399,403 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 46.39% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holder whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2023, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and “—A. Major Shareholders,” and the transactions we describe below.

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

We used to rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who were visiting our headquarters in Leuven. This activity was also transferred from Ailanthus NV to Lunebeke NV as a result of Ailanthus’s demerger. In 2023, we incurred K€97 of rent expense to Lunebeke NV.

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

In May 2023, the Belgian Center for Arbitration and Mediation issued a decision in the arbitration proceedings filed by Zimmer Biomet against Materialise, pursuant to which we were ordered to pay an amount of € 5,0000,000 plus interest to Zimmer Biomet. No amounts had been accrued for this loss contingency.

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

On October 25, 2023, the board of directors adopted a new Warrant Plan, our 2023 Warrant Plan, and issued 500,000 warrants, which warrants are exercisable for 500,000 new ordinary shares. As of December 31, 2023, 350,000 warrants were granted.

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

Belgian Dividend Withholding Tax

As a general rule, a Belgian dividend withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or double tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form. A reimbursement of paid-up capital made in accordance with the Belgian Code of Companies and Associations is in principle partly considered to be a dividend distribution from a Belgian tax perspective stemming from the existing taxed reserves (irrespective whether incorporated into the capital or not) and/or the tax-free reserves incorporated into the capital. The proportion of the deemed dividend distribution for tax purposes is determined on the basis of the ratio between (A) the sum of (i) certain taxed reserves and (ii) tax-free reserves incorporated into the capital on the one hand and (B) the aggregate of such reserves and the fiscal paid-up capital on the other hand. In principle, fiscal paid-up capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal paid-up capital represented by the redeemed shares) will be treated as a dividend which in certain circumstances may be subject to a Belgian dividend withholding tax of 30%, subject to such relief as may be available under applicable domestic or double tax treaty provisions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal paid-up capital will be subject to a 30% dividend withholding tax, subject to such relief as may be available under applicable domestic or double tax treaty provisions.

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

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, i.e. 30% (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Double Tax Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Centre Etrangers, Team 6, Kruidtuinlaan 50, PO 3429, 1000 Brussels, Belgium or online on the website of the Belgian tax authorities. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend is attributed. U.S. holders should consult their own tax advisors in Belgium as to whether they qualify for reduction in Belgian withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced Belgian withholding tax upon the payment of dividends or for making claims for reimbursement.

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

The applicable rate for ordinary shares in principle amounts to 0.35% of the consideration paid but with a cap of € 1,600 per transaction and per party. The tax is due separately from each party to any such transaction, i.e., the seller (transferor) and the purchaser (transferee), both collected by the professional intermediary.

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

Belgian Annual Tax on Securities Accounts

Pursuant to the Law of February 17, 2021 introducing a new annual tax on securities accounts due on securities accounts held through an intermediary if the average value of the taxable financial instruments held on this securities account exceeds €1 million during a reference period of 12 consecutive months. A new annual tax on securities accounts has been introduced because the previous tax on securities accounts was annulled by the Belgian Constitutional Court.

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

All securities held on a securities account are targeted, such as shares, bonds, participations in investment funds and investment companies, but also derived products, such as index trackers, turbo’s, real estate certificates and cash. The rate of the annual tax on securities accounts amounts to 0.15% on securities accounts of which the average value exceeds €1 million during a reference period of 12 consecutive months. In order to avoid that the payment of the tax would result in a decrease of the average value below the €1 million threshold, the rate is limited to 10% of the difference between the taxable base and €1 million in those cases. The reference period is a subsequent period of 12 months starting on October 1 and ending September 30 of the subsequent year or (i) any earlier date when the account is closed; (ii) the moment when the account holder becomes a resident of a state with which Belgium has concluded a tax treaty and the tax treaty allocates the taxing rights to the other state, etc. The average value is calculated by taking the average of the securities accounts values on December 31, March 31, June 30 and September 30.

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

In case of non-declaration, late, inaccurate or incomplete declaration, as well as non-payment or late payment, a penalty varying from 10% to 200% of the tax due can be imposed. Every holder of the securities account is jointly and severally liable to pay these penalties. The Law furthermore includes a general anti-abuse provision pursuant to which a rebuttable presumption of tax abuse applies in the following situations (non-exhaustive list): (i) distributing taxable financial instruments over different securities accounts to avoid the threshold of €1 million for an individual account, (ii) converting taxable financial instruments into nominative securities (the latter are out of scope of the tax); and (iii) transferring a securities account to a foreign legal entity which then transfers the securities to a foreign securities account, etc.

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

Currently, the proposed FTT remains subject to further negotiations between the Participating Member States. It may therefore be adjusted prior to any implementation, of which the timing and fate remains unclear. Moreover, additional E.U. Member States could decide to participate or drop out of the negotiations. Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT. In June 2023, the European Commission stated that “the prospects of reaching an agreement on the FTT in the future are limited given that the last substantial discussions took place under the Portuguese Council Presidency in 2021” adding there was “little expectation that any proposal would be agreed in the short term.”

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

Subject to certain limitations, Belgian withholding tax, if any, paid in connection with any distribution with respect to ordinary shares or ADSs may be claimed as a credit against your U.S. federal income tax liability if you elect not to take a deduction for any non-U.S. income taxes for that taxable year otherwise, such Belgian withholding tax may be taken as a deduction. If you are eligible for benefits under the Treaty or are otherwise entitled to a refund for the taxes withheld, you will not be entitled to a foreign tax credit or deduction for the amount of any Belgian taxes withheld in excess of the maximum rate under the Treaty or for the taxes with respect to which you can obtain a refund from the Belgian taxing authorities. As the relevant rules are very complex, you should consult your own tax advisor concerning the availability and utilization of the foreign tax credit or deductions for non-U.S. taxes in your particular circumstances.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for the tax year ended December 31, 2023, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2024, or for the foreseeable future. However, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2023 or in any subsequent taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.

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

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be subject to a substantially higher inflation than in the Eurozone. In the years ended December 31, 2023, 2022 and 2021, 34%, 39%, and 35% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income. We primarily have exposure to the U.S. dollar, British pound, Japanese yen and Brazilian real as foreign currency.

If the U.S. dollar (rate for €1) would have appreciated by 10%, the operating result would have been € 0.9 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been € 0.8 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.

To limit the exposure to foreign currency rate fluctuations on the U.S. dollar, we have entered into currency rate swaps. As of December 31, 2023, we had hedge agreements in place for $ 11.2 million, all maturing before year-end 2024. Refer to note 20 to our consolidated financial statements for the related fair value of these derivatives.

Additionally, we are exposed to credit risk, liquidity risk and challenges related to capital management.

Inflation Risk

We transact business globally and are subject to risks associated with fluctuating inflation. The risk exists that, if inflation increases our costs of remuneration, materials, services, energy, and capital expenditures, we may not be able to offset such costs fully by increasing our selling prices. As such, in a high inflationary environment, our results of operations and financial condition may be adversely affected.

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

Liquidity Risk

The liquidity risk is that we may not have sufficient cash to meet our payment obligations. This risk is countered by day-by-day liquidity management at corporate level. We have historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. At December 31, 2023, we had cash and cash equivalents of € 127.6 million, while € 25.5 million of our € 64.4 million gross debt was short term. At December 31, 2023, we had an undrawn line of credit of € 50 million, as more fully described in Note 15 to our consolidated financial statements.

Capital Management

The primary objective of our capital management strategy is to ensure we maintain healthy capital ratios to support our business and maximize shareholder value. Capital is defined as our shareholders’ equity.

We consistently review our capital structure and make adjustments in light of changing economic conditions. We made no changes to our capital management objectives, policies or processes during the years ended December 31, 2023, 2022 and 2021.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.	Warrants and Rights

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

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2023, that our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the Internal Control-Integrated Framework, 2013 (the “COSO 2013 Framework”).

Based on its assessment, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our internal control over financial reporting was effective as of December 31, 2023.

c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2023 has been audited by KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL, our independent registered public accounting firm. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included with our consolidated financial statements in this annual report.

d)	Changes in Internal Control over Financial Reporting

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

ITEM 16B.CODE OF ETHICS

We have adopted a written code of conduct and ethics that outlines the principles of legal and ethical business conduct under which we do business. The code of conduct and ethics applies to all of our directors, senior management, consultants and other employees, including our Chief Executive Officer and Chief Financial Officer. We have posted this code of conduct and ethics on our website at www.materialise.com under the “Investors” section, “Governance – Documents”. This website address is included in this annual report as an inactive textual reference only, and the information and other content appearing on our website are not incorporated by reference into this annual report. We have not granted any waivers from any provision of our code of conduct and ethics since its adoption.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL (PCAOB ID No. 1050, with registered address at Luchthaven Brussel Nationaal 1K, 1930 Zaventem, Belgium) acted as our independent auditor for the fiscal years ended 31 December 2023, 2022 and 2021. The following table sets forth by category of service the total fees for services provided by KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL and its affiliates to us during 2023 and 2022.

	For the year ended December 31
in 000€	2023	2022
Audit Fees	1,162	1,284
Audit-Related Fees	15	12
All Other Fees	—	—
Total	1,177	1,296

Audit Fees

Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated and statutory financial statements and internal controls.

Audit-Related Fees

Audit-related fees are fees for services that are traditionally performed by the independent accountants and in the table above primarily related to the quarterly attestation reports for EIB.

All Other Fees

No non-audit related fees were paid to KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL or its affiliates for the fiscal years ended December 31, 2023 and 2022.

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

All audit fees, audit related fees and tax fees for the fiscal years ended December 31, 2023 and 2022 were pre-approved under the pre-approval policies of the Audit Committee.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, shareholders, business partners, and employees. While everyone at Materialise plays a part in managing our cybersecurity risk management strategy, primary cybersecurity oversight responsibility is shared by our board of directors, and members of our senior management as part of our Executive Committee, as supported by our Governance Bureau. The Executive Committee is actively involved in oversight of the Materialise risk management program and supports our board of directors in the development and continual improvement of our information security management system. Our cybersecurity policies, standards, processes, and practices are fully integrated into our operational processes and are based on recognized frameworks established by the International Organization for Standardization (including ISO 27001 and 27701) and other applicable industry standards (including TISAX). We address cybersecurity risks through a comprehensive, cross-functional approach that is focused on safeguarding the confidentiality, integrity, and availability of our products and services, our customers’ and our own data, and our supporting IT infrastructure. We apply the principle of “defense in depth” and focus both on preventing the occurrence of cybersecurity incidents, and providing an effective response to cybersecurity incidents when they do occur.

Risk Management and Strategy

As one of the critical elements of our overall corporate risk management approach, the information security program is focused on the following key areas:

●	Governance: As discussed in more detail under the heading “Governance,” our board of directors’ oversight of cybersecurity risk management is supported by our Executive Committee which consists of eight members.The Executive Committee is also supported by our Governance Bureau, which consists of our Chief Executive Officer, Chief Operating Officer, and the Director of Internal Audit, and regularly invites the Chief Information Security Officer and other members executive management to closely follow up on open cybersecurity risks.
●	Defense in depth: We have implemented a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.
●	Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems and online environments from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.
●	Incident Response and Recovery Planning: We have established and we maintain incident response procedures and recovery plans to ensure our ability to timely respond to and recover from a cybersecurity incident. These procedures and plans are tested and evaluated on a regular basis. Cybersecurity incidents are assessed and handled according to risk-based priority levels.
●	Third Party Risk Management: We maintain a comprehensive risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and third-party systems that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.
●	Education and Awareness: Materialise provides continual training and awareness for personnel regarding cybersecurity threats to equip personnel with effective tools to address those threats, and to communicate evolving information security policies, standards, processes, and practices.

We engage in the periodic assessment and testing of policies, implemented standards, processes, and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including internal audits, assessments, vulnerability scanning, security testing and disaster recovery exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures, including phishing simulations, security penetration testing, and external compliance audits. The results of such assessments, audits, and reviews are handled according to our internal nonconformity and risk management processes and reported to the Executive Committee or Governance Bureau. We continually improve our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

Governance

The Executive Committee, in coordination with the Governance Bureau, oversees the corporate management system, which includes information security management. Twice a year, the Executive Committee receives an update from the relevant members of senior management as part of the corporate management review, including recent developments of relevant cybersecurity risks, evolving standards, the threat environment, technological trends and information security considerations arising with respect to Materialise’s customers and peers. The Governance Bureau also receives prompt and timely information regarding any rapidly evolving cybersecurity risks or incidents that meet established reporting thresholds, as well as ongoing updates regarding any such topics until they have been addressed. The Executive Committee, provides updates to the board of directors with respect to cybersecurity risks, which address a wide range of topics, including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company’s peers and third parties. Further, on an annual basis, the corporate information security roadmap is updated to account for the evolving threat landscape and strategic cybersecurity priorities for Materialise and its customers and presented to the Governance Bureau for approval.

Moreover, the CISO, in coordination with the Governance Bureau and Executive Committee, works collaboratively across the company to implement a program designed to protect Materialise’s information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with established incident response and recovery plans. Through ongoing communications with these teams, the CISO monitors the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents, and reports such threats and incidents to the Governance Bureau when appropriate.

The CISO has served in various roles in product security and information security management for over 15 years. The CISO holds undergraduate and graduate degrees in computer science and has a Ph.D. in secure software engineering.

Although we are subject to ongoing and evolving cybersecurity threats, we are not aware of any material risks from cybersecurity threats in 2023, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to affect us, including our business strategy, results of operations or financial condition. If we were to experience a material cybersecurity incident in the future, such incident may have a material effect, including on our business strategy, operating results, or financial condition. For more information regarding cybersecurity risks that we face and potential impacts on our business related thereto, see the risk factors disclosures in Item 3 of this Annual Report on Form 20-F titled “We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations,” “A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results”, “We rely on third-party technology, platform, carriers, server and hardware providers and as well as local servers, and a failure of service by these providers or by our local servers could adversely affect our business and reputation” and “We develop and offer online software services through our SaaS and cloud-based software applications where we manage data we receive from our customers, and a cybersecurity breach of these online services could harm our customers and our reputation, expose us to liability, and adversely impact our business, financial condition and results of operations.”

PART III

ITEM 17.FINANCIAL STATEMENTS

Not applicable.

ITEM 18.FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1 of this annual report.

ITEM 19.EXHIBITS

1.1	Restated Articles of Association of Materialise NV (English translation incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022).

2.1

Deposit Agreement, dated as of June 24, 2014, among Materialise NV and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-194982)).

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Description of Securities (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020).

4.1	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-194982)).

4.2	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-197236)).

4.3	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015).

4.4	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445)).

4.5*	Warrant Plan 2023 (English translation incorporated).

4.6

Registration Rights Agreement, dated September 15, 2016, among Materialise NV and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 (No. 333-258949)).

4.7

Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise GmbH, Materialise N.V. and the Sellers party thereto (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018).

4.8	Merger Deed (English translation) (incorporated by reference to Exhibit 2.1 to the Company’s Report on Form 6-K, furnished to the SEC on January 4, 2021).

4.9

Indemnification Agreement, among Materialise NV, Ailanthus NV, Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV (English translation) (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, furnished to the SEC on January 4, 2021).

4.10

Letter Agreement Regarding Share Issuance and Registration Rights, dated December 31, 2020, among Materialise NV, Wilfried Vancraen and Hilde Ingelaere (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, furnished to the SEC on January 4, 2021).

8.1*	Subsidiaries of Materialise NV.

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1*	Consent of KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL, independent registered public accounting firm.

97.1*	Compensation Recovery Policy.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed herewith.
**	Furnished herewith.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen De Vet Management BV
Title:	Chief Executive Officer

Date: April 12, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Materialise NV:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Materialise NV and subsidiaries (the Company) as of December 31, 2023, 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Impairment analysis for the Engimplan and the Materialise Motion cash generating units

As discussed in Note 3 to the consolidated financial statements, the Company performs impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of a cash generating unit (CGU) may not be recoverable. The Company determined the recoverable amounts of the Engimplan and the Materialise Motion CGUs based on the value in use using a discounted cash flow model. As discussed in Note 5 to the consolidated financial statements, the Company recorded an impairment of K€ 657 related to the Engimplan CGU and K€ 3,572 related to the Materialise Motion CGU at December 31, 2023.

We identified the evaluation of the impairment analysis for the Engimplan and the Materialise Motion CGUs as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge was required to evaluate the Engimplan and Materialise Motion CGUs’ respective forecasted year-on-year growth rate of revenue and gross margin, the perpetual growth rate and the discount rate, as changes in these assumptions could cause significant changes in the value in use of the Engimplan and Materialise Motion CGUs.

The following are the primary procedures we performed to address this critical audit matter:

—

We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s impairment process including the evaluation of the assumptions for the forecasted year-on-year growth rate of revenue and gross margin, the perpetual growth rate and the discount rate used to determine the value in use of the Engimplan and Materialise Motion CGUs.

—	We evaluated the forecasted year-on-year growth rates of revenue and gross margins by comparing them to the CGUs’ historical performances.
—	We assessed management’s ability to accurately forecast by comparing forecasts made by management in the prior year to the actual performances of the Engimplan and Materialise Motion CGUs.
—	We also involved valuation professionals with specialized skills and knowledge, who assisted in:
●	evaluating the Company’s discount rates, by comparing them against discount rate ranges that were independently developed using publicly available market data for comparable entities; and
●	evaluating the Company’s perpetual growth rates, by comparing them against the CGUs’ historical performances and to external market and industry data.

KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL

/s/ Gotwin Victor Jaak Jackers

We have served as the Company’s auditor since 2020.

Zaventem, Belgium

April 12, 2024

Consolidated income statements

		For the year ended December 31,
in 000€, except per share data	Notes	2023	2022	2021
Revenue	22.1	256,127	232,023	205,450
Cost of sales	22.2	(110,996)	(103,255)	(87,278)
Gross profit		145,131	128,768	118,172
Research and development expenses	22.3	(38,098)	(37,568)	(26,891)
Sales and marketing expenses	22.4	(57,822)	(62,125)	(49,151)
General and administrative expenses	22.5	(37,068)	(35,143)	(33,315)
Net other operating income	22.6	(6,524)	3,196	3,402
Operating profit (loss)		5,619	(2,872)	12,217
Financial expenses	22.8	(3,865)	(4,420)	(4,101)
Financial income	22.9	5,019	6,114	5,620
Profit (loss) before taxes		6,772	(1,178)	13,736
Income tax benefit/(expense)	22.10	(78)	(975)	(591)
Net profit (loss) for the year		6,695	(2,153)	13,145
Net profit (loss) attributable to:
The owners of the parent		6,722	(2,123)	13,154
Non-controlling interest		(27)	(29)	(9)
Earnings per share attributable to the owners of the parent
Basic	23	0.11	(0.04)	0.23
Diluted	23	0.11	(0.04)	0.23

The accompanying notes from page F-11 to page F-62 form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

		For the year ended December 31,
in 000€		2023	2022	2021
Net profit (loss) for the year		6,695	(2,153)	13,145
Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		1,255	(1,427)	1,565
Items that will not be reclassified to profit or loss
Fair value adjustment through OCI - Equity instruments	10	(331)	(92)	(3,443)
Other comprehensive loss, net of taxes		924	(1,519)	(1,878)
Total comprehensive income/(loss), net of taxes		7,619	(3,672)	11,267
Total comprehensive (loss)/ income attributable to:
The owners of the parent		7,644	(3,643)	11,276
Non-controlling interest		(25)	(29)	(9)

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2023	2022	2021
Assets
Non-current assets
Goodwill	5	43,158	44,155	18,726
Intangible assets	6	31,464	37,875	31,668
Property, plant & equipment	7	95,400	94,276	84,451
Right-of-use assets	7	8,102	8,420	9,054
Deferred tax assets	22.10	2,797	1,186	227
Investments in convertible loans	10	3,744	3,494	3,560
Investments in non-listed equity instruments	10	—	307	399
Other non-current assets	10	5,501	5,136	7,519
Total non-current assets		190,166	194,847	155,604
Current assets
Inventories and contracts in progress	9	17,034	16,081	11,295
Trade receivables	11	52,698	51,043	41,541
Other current assets	10	9,160	8,424	8,940
Cash and cash equivalents	12	127,573	140,867	196,028
Total current assets		206,465	216,414	257,804
Total assets		396,630	411,262	413,408

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2023	2022	2021
Equity and liabilities
Equity
Share capital	13	4,487	4,487	4,489
Share premium	13	233,942	233,895	233,872
Retained earnings	13	5,564	(1,158)	965
Other reserves	13	(7,346)	(8,268)	(6,749)
Equity attributable to the owners of the parent		236,646	228,955	232,577
Non-controlling interest	13	(53)	(28)	1
Total equity		236,594	228,928	232,578
Non-current liabilities
Loans & borrowings	15	33,582	55,873	72,637
Lease liabilities	15	5,333	5,147	5,268
Deferred tax liabilities	22.10	3,725	4,312	4,371
Deferred income	18	10,701	9,277	4,952
Other non-current liabilities	16	1,745	1,611	2,167
Total non-current liabilities		55,086	76,220	89,395
Current liabilities
Loans & borrowings	15	22,873	17,058	17,849
Lease liabilities	15	2,610	2,902	3,353
Trade payables		21,196	23,230	20,171
Tax payables	17	1,777	1,246	783
Deferred income	18	40,791	41,721	33,307
Other current liabilities	19	15,703	19,957	15,972
Total current liabilities		104,950	106,114	91,435
Total equity and liabilities		396,630	411,262	413,408

Consolidated statements of changes in equity

		Attributable to the owners of the parent
							Non-
		Share	Share	Retained	Other		controlling	Total
in 000€	Notes	capital	premium	earnings	reserves	Total	interest	equity
At January 1, 2023		4,487	233,895	(1,158)	(8,268)	228,955	(28)	228,928
Net profit (loss) for the year		—	—	6,722	—	6,722	(27)	6,695
Other comprehensive income (loss)		—	—	—	922	922	2	924
Total comprehensive income (loss)		—	—	6,722	922	7,644	(25)	7,619
Capital increase through exercise of warrants	13	—	—	—	—	—	—	—
Equity-settled share-based payment expense	14	—	47	—	—	47	—	47
At December 31, 2023		4,487	233,942	5,564	(7,346)	236,646	(53)	236,594

		Attributable to the owners of the parent
							Non-
		Share	Share	Retained	Other		controlling	Total
in 000€	Notes	capital	premium	earnings	reserves	Total	interest	equity
At January 1, 2022		4,489	233,872	965	(6,749)	232,577	1	232,578
Net profit (loss) for the year		—	—	(2,123)	—	(2,123)	(29)	(2,153)
Other comprehensive income (loss)		—	—	—	(1,519)	(1,519)	—	(1,519)
Total comprehensive income (loss)		—	—	(2,123)	(1,519)	(3,642)	(29)	(3,672)
Capital increase through exercise of warrants	13	(2)	22	—	—	20	—	20
Equity-settled share-based payment expense	14	—	—	—	—	—	—	—
At December 31, 2022		4,487	233,895	(1,158)	(8,268)	228,955	(28)	228,928

		Attributable to the owners of the parent
							Non-
		Share	Share	Retained	Other		controlling	Total
in 000€	Notes	capital	premium	earnings	reserves	Total	interest	equity
At January 1, 2021		4,096	141,274	(7,316)	(4,871)	133,183	—	133,183
Net profit (loss) for the year		—	—	13,154	—	13,154	(9)	13,145
Other comprehensive income (loss)		—	—	—	(1,878)	(1,878)	—	(1,878)
Total comprehensive income (loss)		—	—	13,154	(1,878)	11,276	(9)	11,267
Capital increase initial public offering	13	371	90,235	(4,873)	—	85,733	—	85,733
Capital increase through exercise of warrants	13	22	2,322	—	—	2,344	—	2,344
Incorporation NCI Tianjin Zhenyuan Materialise Medical Technology Ltd	13	—	—	—	—	—	10	10
Equity-settled share-based payment expense	14	—	41	—	—	41	—	41
At December 31, 2021		4,489	233,872	965	(6,749)	232,577	1	232,578

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2023	2022	2021
Operating activities
Net profit (loss) for the year		6,695	(2,153)	13,145
Non-cash and operational adjustments
Depreciation of property, plant & equipment	7	15,065	14,940	15,574
Amortization and impairment of intangible assets	6	6,504	7,628	4,975
Impairment of goodwill and intangible assets from business combinations	5; 6	4,228	—	177
Share-based payment expense	14	39	(140)	(1,036)
Loss (gain) on disposal of property, plant & equipment	7	(415)	347	210
Movement in provisions		(181)	1,781	99
Movement in reserve for bad debt and slow moving inventory		499	(23)	255
Financial income	22.9	(5,033)	(6,114)	(5,620)
Financial expense	22.8	3,886	4,420	4,101
Impact of foreign currencies		(94)	(39)	40
Share in loss of joint venture (equity method)	8	—	—	—
Income taxes and deferred taxes	22.10	73	975	591
Working capital adjustment and income tax paid
Decrease (increase) in trade receivables and other current assets		(3,335)	(6,330)	(10,920)
Decrease (increase) in inventories and contracts in progress		(806)	(5,011)	(1,423)
Increase in trade payables and other payables		(8,435)	12,365	6,453
Income tax paid		(2,737)	(1,425)	(1,152)
Interest received		4,206	1,067	376
Net cash flow from operating activities		20,157	22,288	25,845

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2023	2022	2021
Investing activities
Purchase of property, plant & equipment	7	(9,235)	(21,608)	(7,934)
Purchase of intangible assets	6	(2,525)	(3,165)	(3,788)
Proceeds from the sale of property, plant, equipment and intangibles (net)		723	205	462
Acquisition of subsidiary (net of cash)	4	—	(29,293)	(875)
Convertible loan granted	10	—	—	(999)
Net cash flow used in investing activities		(11,037)	(53,861)	(13,134)
Financing activities
Repayment of loans & borrowings	15	(16,723)	(17,708)	(14,277)
Repayment of leases	15	(3,549)	(3,379)	(3,775)
Capital increase in parent company	13	—	23	88,117
Interest paid		(1,750)	(1,990)	(2,326)
Other financial income (expense), net		(346)	544	3,417
Net cash flow from financing activities		(22,368)	(22,510)	71,156
Net increase/(decrease) of cash and cash equivalents		(13,248)	(54,082)	83,867
Cash and cash equivalents at beginning of the year	12	140,867	196,028	111,538
Exchange rate differences on cash and cash equivalents		(46)	(1,078)	624
Cash and cash equivalents at end of the year	12	127,573	140,867	196,028

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

The consolidated financial statements of the Group for the year ended December 31, 2023 were approved and authorized for issue on April 12, 2024, in accordance with a resolution of the Company’s board of directors.

2Basis of preparation

The consolidated financial statements of the Group for the three years ended December 31, 2023, 2022 and 2021 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”).

These consolidated financial statements have been prepared on a historical cost basis, except for the assets and liabilities that have been acquired as part of a business combination, which have been initially recognized at fair value, and certain financial assets such as the non-listed equity instruments and the convertible loan receivable which are both included in the other non-current assets and the share appreciation rights which are measured at fair value.

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

New standards, interpretations and amendments adopted by the Group

The following amendments and interpretations issued by the IASB and IFRIC apply for the first time in 2023, but do not have a significant impact on the consolidated financial statements of the Group.

●	IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)
●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued on 12 February 2021)
●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on 12 February 2021)
●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021)
●	Amendments to IFRS 17 Insurance contracts: initial application of IFRS 17 and IFRS 9 – Comparative information (issued on 9 December 2021)
●	Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (issued on 23 May 2023)

Standards and Interpretations issued but not yet effective in the current period

No amendments to standards that are issued but not yet effective are considered to materially affect the Company’s accounting policies or any of the disclosures when applied for the first time. The Company has not early adopted any of the below.

Amendments to IAS 1 ‘Presentation of Financial Statements: Classification of Liabilities as current or non-current’ (effective January 1, 2024), affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items.

The amendments:

●	clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;
●	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services; and
●	clarify how conditions with which an entity must comply within 12 months after the reporting period, such as covenants, affect the corresponding liability’s classification.

Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (effective January 1, 2024). The amendments explain how an entity accounts for a sale and leaseback after the date of the transaction, specifically where some or all the lease payments are variable lease payments that do not depend on an index or rate. They state that, in subsequently measuring the lease liability, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use it retains. Any gains and losses relating to the full or partial termination of a lease continue to be recognized when they occur as these relate to the right of use terminated and not the right of use retained.

Amendments to IAS 7 ‘Statement of Cash Flows’ and IFRS 7 ‘Financial Instruments: Disclosures’1: Supplier Finance Arrangements (effective 1 January 2024). The amendments add disclosure requirements, and ‘signposts’ within existing disclosure requirements, that ask entities to provide qualitative and quantitative information about supplier finance arrangements.

The amendments:

●	Do not define supplier finance arrangements.
●	Add two disclosure objectives. Entities will have to disclose in the notes information that enables users of financial statements to assess how supplier finance arrangements affect an entity’s liabilities and cash flows and to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it.
●	Complement current requirements in IFRSs by adding to IAS 7 additional disclosure requirements about the type and effect of non-cash changes in the carrying amounts of the financial liabilities that are part of the arrangement and the terms and conditions of the supplier finance arrangements; for the arrangements, as at the beginning and end of the reporting period:
o	the carrying amounts of financial liabilities that are part of the arrangement and the associated line item presented;
o	the carrying amount of financial liabilities disclosed under a) for which suppliers have already received payment from the finance providers;
o	the range of payment due dates (for example, 30 to 40 days after the invoice date) of financial liabilities disclosed under a) and comparable trade payables that are not part of a supplier finance arrangement.

Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability’1, (effective 1 January 2025). The amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates require disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments:

●	Specify when a currency is exchangeable into another currency and when it is not.
●	Specify how an entity determines the exchange rate to apply when a currency is not exchangeable.
●	Require the disclosure of additional information when a currency is not exchangeable.

3Material accounting policies

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

Acquisition costs incurred are expensed and included in general and administrative expenses.

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

Right-of-use assets and related liabilities

Right-of-use assets:

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term:

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

Right-of-use assets are subject to impairment review whenever there is an indication that the right-of-use asset may be impaired.

Lease liabilities:

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date. After the commencement date, the amount of lease liabilities is measured at amortized cost using the effective interest rate method.

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

Short-term leases and leases of low-value assets:

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) however this exemption is not applied for property leases. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below € 5k). Lease payments on short-term leases and low-value assets are recognized in the income statement when incurred.

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

Impairment of goodwill and other non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill, assets under construction or capitalized development expenses which are not amortized yet, are undertaken annually at the financial year end. Other non-financial assets and goodwill are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the fifth year.

Impairment charges are included in profit or loss. An impairment loss recognized for goodwill is not reversed.

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

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

The Group has irrevocably elected at initial recognition to classify the minority equity investment in the non-listed company AM-Flow BV and Essentium, as disclosed in Note 10 and Note 20, as financial asset designated at fair value through OCI as this measurement is most representative of the business model for these assets. Gain and losses on these financial assets are never recycled to profit and loss.

Financial assets measured at fair value through profit or loss

The Group has the following financial assets classified as financial assets at fair value through profit or loss:

●	derivatives as disclosed in Note 10;
●	a convertible loan granted to the company Fluidda as disclosed in Note 10.

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

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

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

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group is expected to be entitled in exchange from those goods and services.

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

Most of the perpetual software licenses include one year maintenance and support services as a separate performance obligation. The Group sells these maintenance services also on a stand-alone basis and is therefore capable of determining their stand-alone selling price. On this basis, the amount of the embedded maintenance is separated from the fee for the perpetual license and is recognized ratably over the period to which they relate.

Time-based licensed software

The time-based license agreements include the use of a software license for a fixed term and maintenance and support services during the same period. The Group does not sell time-based licenses without maintenance and support services and therefore revenues are satisfied over time for the entire arrangements and are recognized ratably over the term.

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

The Group determines the percentage-of-completion by comparing labor hours incurred to-date to the estimated total labor hours required to complete the project. The Group considers labor hours to be the most reliable available measure of progress on these projects. Adjustments to the Group’s estimates of the time to completion are made when facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recognized immediately.

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

For certain contracts with collaboration partners, the Group receives up-front fees, paid by customers for certain exclusivity rights, which may be bundled with transfer of title, rights and ownership of certain software products and maintenance and support services. In case the up-front fees do not relate to already delivered good or services, the Group includes the up-front fees in the total transaction price which is then allocated to all the distinct performance obligations. Other contracts with collaboration partners include prepaid fees to purchase a maximum number of “Plan Only” cases or case ‘bundles’ during a 12-month period. In this case, the prepaid fees are recognized over the period of 12 months based on the expected number of cases that will be purchased.

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

Where retention of a government grant related to assets or to income, is dependent on the Group satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been (substantively) enacted at the reporting date.

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

The Group has based its assumptions and estimates on the parameters that were available when the consolidated financial statements were prepared. However, existing conditions and assumptions about future developments may change due to market changes or circumstances beyond the Group’s control. Such changes are incorporated into the assumptions as they occur.

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

The Group capitalized a total of K€1,577 of development expenses during 2023 (2022: K€2,438; 2021: K€1,684) related to capitalized internal development of our digital transformation program for which a detailed business plan is available and the Group expects future economic benefits.

Income taxes

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2023, the Group had current and non-current receivables related to tax credits for an amount of K€5,281 (2022: K€5,105; 2021: K€4,717).

For any deferred tax assets to be recognized, and at a minimum, the respective Materialise entity should have recorded a taxable profit in the current year and it should be probable that a taxable profit will be achieved in the subsequent year.

Impairment of goodwill, intangible assets and property, plant & equipment and determination of the cash-generating-unit.

The Group has goodwill for a total amount of K€43,158 as of December 31, 2023 (2022: K€44,155; 2021: K€18,726) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

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

During 2023 impairment charges have been recorded for K€4,228 (2022: K€672; 2021: K€177) related to the impairment of goodwill, intangible assets and PPE of Materialise Motion and Engimplan.

Business combinations

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. Business combinations are discussed further in Note 4. The purchase price allocation process requires us to make significant estimates and assumptions, including:

●estimated fair value of the acquired intangible assets;
●estimated fair value of property, plant and equipment; and
●estimated fair value of the contingent consideration.

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

Convertible debt instruments

At December 31, 2023 the Group holds a convertible debt instrument issued by Fluidda which is measured at fair value through profit & loss. In determining the fair value of those convertible debt instruments, the Group considers different contractual parameters such as the repayment and conversion scenarios and dates. In addition, the Group needs to make significant estimates such as (i) the discount rate, (ii) the probabilities for each repayment and conversion scenario, (iii) the amount of a qualified capital increase that will determine the conversion factor and (iv) the timing for each repayment and conversion scenario.

The convertible loan granted to Fluidda in January 2019 has a notional amount of K€2,500. The carrying value of the convertible loan as of December 31, 2023 amounted to K€3,744. The convertible loan has a duration of 7 years with a 10% annual interest rate which is capitalized. In the fair value analysis, the Group has applied a discount factor of 13.32% that is based on the estimated WACC of Fluidda reflecting the uncertainty in relation to the success of the company and the applied estimates by the Group.

The Group previously granted a convertible loan to AM Flow in January 2020 with a notional amount of K€300. The loan was converted into shares of AM Flow in September 2020 at a fair value of K€307. Despite a fundamental restructuring program implemented in 2023, AM Flow continues to be loss making, with no outlook on quick turnaround. Additional fund-raising and external debt were required in 2023 to avoid acute liquidity issues. As a result of these elements, and considering the Group’s subordinate position as shareholder, the Group remeasured the fair value of its investment to zero on December 31, 2023 and recognized a K€307 downward fair value adjustment in OCI for the year ended December 31, 2023.

Equity investment held in Essentium

The Group acquired an equity investment of K$3,300 in Essentium, a non-listed US company during 2018 and 2019. The Group has elected to measure the equity investment at fair value with changes in fair value recognized in OCI. As a result of liquidity issues at Essentium and considering the Group’s subordinate position as shareholder, the Group remeasured the fair value of its investment to zero on December 31, 2021 and recognized a K€3,443 downward fair value adjustment in OCI for the year ended December 31, 2021. The Group determined that the fair value of this equity investment remained zero at December 31, 2022. Early January 2024 the company entered into an asset deal with Nexa3D, Inc. transferring virtually all of its assets in exchange for a stake in the common stock of Nexa3D, Inc. Taking into account the terms and conditions of this transaction, the Group determined that the fair value of this equity investment remained nevertheless zero at December 31, 2023.

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

4Business Combinations

Acquisitions in 2023

The Group did not effect any business combinations in the course of 2023.

Acquisitions in 2022

Materialise Link3D, Inc.

On April 9, 2021, the Group acquired an option to buy Link3D, Inc. (“Link3D”) On November 15, 2021, Materialise provided notice to Link3D of its intention to exercise the option. The acquisition was completed on January 4, 2022. This acquisition was realized by the Group’s U.S. subsidiary, Materialise USA, LLC by exercising our call option. As a result of this transaction, Materialise USA became the sole shareholder of Link3D. On January 4, 2022, the Group completed the acquisition and obtained control of Link3D. Link3D is an additive workflow and digital manufacturing software company. The Group acquired 100% of voting equity interests in Link3D for a total cash consideration of K€ 26,747.

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

The fair value of the identified assets and liabilities included in our consolidated financial statements at the acquisition date was K€3,496. The Group acquired 100% of voting equity interests in Link3D Inc. for a total consideration of K€26,747. This is the fair value of the identified assets and liabilities increased by a goodwill of K€23,251.

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

Materialise Identify3D, Inc.

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

The fair value of the identified assets and liabilities included in our consolidated financial statements at the acquisition date was K€1,413. The Group acquired 100% of voting equity interests in ID3D Inc. for a total consideration of K€3,853. This is the fair value of the identified assets and liabilities increased by a goodwill of K€2,439.

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

5Goodwill

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	As of December 31,
in 000€	2023	2022	2021
CGU: MAT Software	28,961	28,933	3,241
CGU: e-Prototypy	787	730	743
CGU: ACTech	8,812	8,812	8,812
CGU: OrthoView	4,598	4,505	4,755
CGU: Engimplan	—	—	—
CGU: Materialise Motion	—	1,175	1,175
Total	43,158	44,155	18,726

The changes in the carrying value of the goodwill can be presented as follows for the years 2023, 2022 and 2021:

in 000€	Gross	Impairment	Total
At January 1, 2021	20,070	(1,471)	18,599
Additions	—	—	—
Impairment	—	(177)	(177)
Currency translation	304	—	304
At December 31, 2021	20,374	(1,648)	18,726
Additions	25,691	—	25,691
Impairment	—	—	—
Currency translation	(263)	—	(263)
At December 31, 2022	45,802	(1,648)	44,155
Additions	—	—	—
Impairment	—	(1,175)	(1,175)
Currency translation	178	—	178
At December 31, 2023	45,980	(2,823)	43,158

The goodwill of MAT Software, Orthoview and e-Prototypy include respectively K€28, K€93 and K€57 impact of currency translation in 2023.

The Group has performed an impairment test for all CGUs, estimating the Value-in-Use based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The MAT Software CGU is included in the reportable segment “Materialise Software”. The CGUs ACTech, e-Prototypy (PL), and Materialise Motion are included in the reportable segment “Materialise Manufacturing”. The CGUs Orthoview (UK) and Engimplan (BR) are included in the reportable segment “Materialise Medical”.

CGU: MAT Software

The goodwill allocated to the CGU MAT software relates to the goodwill from the acquisition of Cenat in 2015, the goodwill related to the acquisition of Marcam in 2011 (DE-3D Printing Software), the goodwill from the acquisition of Link3D in 2022 and the goodwill from the acquisition of Identify3D in 2022.

The impairment test is based on the discounted cash flows resulting from the CGU MAT Software, considering a period of five years. The main assumptions for goodwill impairment testing include a discount rate (based on WACC) of 9.91% (11.21% pre-tax) (2022: 9.67% post-tax; 2021: 7.40% post-tax) and a perpetual growth rate of 5% (2022: 5%; 2021: 5%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€41,158. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU e-Prototypy

The goodwill relates to the acquisition of the Polish entity e-Prototypy. The impairment test on the CGU e-Prototypy is based on the discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 12.89% (14.89% pre-tax) (2022: 12.72% post-tax; 2021: 9.90% post-tax) and a perpetual growth rate of 2% (2022: 2%; 2021: 2%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience and continued investments in capex in new 3D printing equipment. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€4,144. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU ACTECH

The impairment test on the CGU ACTech is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 8.26% (11.33% pre-tax) (2022: 8.04% post-tax; 2021: 6.36% post-tax) and a perpetual growth rate of 1% (2022: 1%; 2021: 1%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€24,824. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU Orthoview

The goodwill relates to the acquisition of Orthoview. The impairment test on the CGU Orthoview is based on the discounted cash flows considering a period of 5 years.The main assumptions include a discount rate (based on WACC) of 10.75% (13.69% pre-tax) (2022: 10.27% post-tax; 2021: 8.05% post-tax) and a perpetual growth rate of 1% (2022: 1%; 2021: 1%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€12,307. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

The Orthoview business is integrated in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review as management believes that Orthoview can be considered a separate cash generating unit.

CGU Engimplan

The impairment test on the CGU Engimplan is based on the discounted cash flows, considering a period of 5 years. The main assumptions include a discount rate (based on WACC) of 18.82% (21.26% pre-tax) (2022: 19.84% post-tax; 2021: 15.49% post-tax) and a perpetual growth rate of 7.6% (2022: 8.5%; 2021: 7.0%), supported by an expected long term inflation rate of 4.1%, continued growth opportunities from the increase of the standard of living in Brazil (including access to medical and health care insurances), a growing population in Brazil and export opportunities in Latin America. Other key assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by both local and Group management based on past experience. It was concluded that the value in use is lower than the carrying value of the cash generating unit of K€9,214 which has resulted in a full impairment of the intangible assets customer lists and trade marks for respectively K€(397) and K€(121) as well as a tangible asset 3D printer for K€(139) as shown in Note 6 and Note 7. The full impairment charge was recognized in the Consolidated income statement under Net other operating income and is included in the reportable segment ‘Materialise Medical’.

The key events that led to the impairment loss for the CGU Engimplan were related to a delay of business growth and to less advantage of synergies than initially foreseen.

A sensitivity analysis was performed to assess the impact of changes in the key assumptions used on the current estimated value-in-use and can be summarized as follows:

Sensitivity analysis Engimplan impairment	As of December 31,2023
		Evolution of the
	Change	value-in-use
Relevant assumption	applied	(in 000€)
WACC	+1%	(611)
WACC	-1%	739
Perpetual Growth	-1%	(401)

CGU Materialise Motion

The impairment test on the CGU Materialise Motion is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 9.91% (11.72% pre-tax) (2022: 9.67% post-tax; 2021: 7.40% post-tax) and a perpetual growth rate of 3% (2022: 5%; 2021: 1%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is lower than the carrying value of the cash generating unit of K€3,605 which has resulted in a full impairment of the goodwill for an amount of K€(1,175) as well as a partial impairment on intangible assets partnership agreement, customer list, and developed technology for respectively K€(853), K€(107), and K€(1,437) as shown in Note 6. The full impairment charge was recognized in the Consolidated income statement under Net other operating income and is included in the reportable segment ‘Materialise Manufacturing’.

The key event that led to the impairment loss for the CGU Materialise Motion was a delay in business growth versus what was initially foreseen.

A sensitivity analysis was performed to assess the impact of changes in the key assumptions used on the current estimated value-in-use and can be summarized as follows:

Sensitivity analysis Materialise Motion impairment	As of December 31,2023
		Evolution of the
	Change	value-in-use
Relevant assumption	applied	(in 000€)
WACC	+1%	(1,028)
WACC	-1%	1,405
Perpetual Growth	-3%	(1,629)

6Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2023, 2022 and 2021:

			Acquired	Developed
			customers,	technology and
	Patents and		technology and	software under
in 000€	licenses	Software	order backlog	construction	Total
Acquisition value
At January 1, 2021	4,662	11,494	35,484	4,658	56,298
Additions	660	70	—	3,058	3,788
Acquisition of a subsidiary	—	—	—	—	—
Disposals	(153)	(23)	—	(65)	(242)
Transfer between accounts	272	162	2	(496)	(60)
Currency translation	1	6	386	—	393
Other	—	—	—	—	—
At December 31, 2021	5,442	11,709	35,872	7,155	60,177
Additions	362	184	—	2,619	3,165
Acquisition of a subsidiary	1,241	—	8,613	—	9,855
Disposals	(267)	(1,142)	—	—	(1,409)
Transfer between accounts	137	1,908	—	(1,248)	797
Currency translation	(1)	20	(54)	1	(33)
Other	—	—	—	—	—
At December 31, 2022	6,915	12,679	44,431	8,527	72,552
Additions	327	1,006	—	1,685	3,018
Acquisition of a subsidiary	—	—	—	—	—
Disposals	(132)	(4,504)	—	(45)	(4,680)
Transfer between accounts	129	7,458	—	(7,603)	(16)
Currency translation	0	11	241	0	252
Other	—	—	—	—	—
At December 31, 2023	7,239	16,649	44,673	2,564	71,125

			Acquired	Developed
			customers,	technology and
	Patents and		technology and	software under
in 000€	licenses	Software	order backlog	construction	Total
Amortization & Impairments
At January 1, 2021	(3,051)	(7,721)	(10,433)	(2,112)	(23,317)
Amortization charge for the year	(392)	(1,831)	(2,523)	—	(4,746)
Impairments	—	(231)	—	—	(231)
Disposals	107	23	—	—	131
Transfer between accounts	(1)	(33)	(0)	22	(12)
Currency translation	(1)	(5)	(287)	—	(293)
Other	—	(41)	—	—	(41)
At December 31, 2021	(3,337)	(9,839)	(13,244)	(2,090)	(28,510)
Amortization charge for the year	(1,729)	(1,416)	(3,780)	—	(6,926)
Impairments	(29)	(672)	—	—	(702)
Disposals	267	1,142	—	—	1,408
Transfer between accounts	—	—	—	—	—
Currency translation	0	(15)	67	—	52
Other	—	—	—	—	—
At December 31, 2022	(4,829)	(10,799)	(16,957)	(2,090)	(34,676)
Amortization charge for the year	(755)	(3,027)	(2,722)	—	(6,504)
Impairments	—	—	(2,915)	—	(2,915)
Disposals	132	4,504	—	—	4,636
Transfer between accounts	—	—	—	—	—
Currency translation	(0)	(10)	(191)	—	(202)
Other	—	—	—	—	—
At December 31, 2023	(5,453)	(9,333)	(22,785)	(2,090)	(39,661)

Net carrying value
At December 31, 2023	1,786	7,316	21,887	474	31,464
At December 31, 2022	2,086	1,879	27,474	6,437	37,875
At December 31, 2021	2,105	1,869	22,628	5,065	31,668
At January 1, 2021	1,611	3,773	25,051	2,546	32,981

Patent and licenses include only the directly attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use and in-house developed technology. The remaining amortization period is 2.4 years for the main software purchases and 2.2 years for the main patents and licenses.

The ‘Acquired customers, technology and other intangibles’ have been recognized as part of the acquisition of Materialise Motion, Engimplan, ACTech, E-Prototypy, OrthoView, Cenat, Link3D and Identify3D (see Note 4). At December 31, 2023, the remaining amortization period for the acquired customers is 1.9 years for Materialise Motion, fully amortized for Engimplan, 12.75 years for ACTech, fully amortized for E-Prototypy, 0.75 years for OrthoView and 1.25 years for Cenat. At December 31, 2023, the remaining amortization period for the acquired technology and contracts is 1.75 years for Materialise Motion.

The net book value of developed technology and software under construction at December 31, 2023 relates primarily to the internal digitalization program.

The total amortization charge for 2023 is K€6,504 (2022: K€6,926; 2021: K€4,746). In 2023, impairments were booked on “Acquired customers, technology and other intangibles” for K€2,915 related to Motion and Engimplan (also refer to Note 5).

7Property, plant & equipment

The changes in the carrying value of the property, plant & equipment can be presented as follows for the year 2023, 2022 and 2021:

	Land and	Plant and	Right-of-use	Construction
in 000€	buildings	equipment	assets	in progress	Total
Acquisition value
At January 1, 2021	42,417	94,420	20,147	8,639	165,623
Additions	462	5,259	2,397	2,213	10,331
Disposals	—	(3,682)	(1,191)	(779)	(5,652)
Transfers	4,099	6,673	(1,249)	(8,296)	1,227
Currency Translation	183	598	103	4	888
At December 31, 2021	47,161	103,268	20,207	1,781	172,417
Additions	773	3,555	2,871	17,280	24,479
Acquired from business combinations	—	62	155	—	217
Disposals	(18)	(4,227)	(1,293)	(38)	(5,576)
Transfers	5	3,167	(329)	(3,060)	(217)
Currency Translation	38	52	8	(8)	90
At December 31, 2022	47,959	105,877	21,619	15,955	191,410
Additions	142	3,850	3,965	8,325	16,282
Disposals	—	(4,299)	(3,313)	—	(7,612)
Transfers	40	15,031	(4,433)	(11,585)	(947)
Currency Translation	458	586	(74)	(153)	817
At December 31, 2023	48,599	121,045	17,764	12,543	199,951
Depreciation	—	—	—	—	—
At January 1, 2021	(8,007)	(49,202)	(9,151)	—	(66,360)
Depreciation charge for the year	(1,344)	(10,590)	(3,640)	—	(15,574)
Disposals	—	3,594	1,166	—	4,760
Transfers	(143)	(1,595)	515	—	(1,223)
Currency Translation	(92)	(380)	(41)	—	(513)
At December 31, 2021	(9,586)	(58,173)	(11,151)	—	(78,910)
Depreciation charge for the year	(1,416)	(10,222)	(3,302)	—	(14,940)
Disposals	—	3,898	1,203	—	5,101
Transfers	—	—	—	—	—
Currency Translation	(43)	27	51	—	35
At December 31, 2022	(11,045)	(64,470)	(13,199)	—	(88,714)
Depreciation charge for the year	(1,352)	(10,433)	(3,296)	—	(15,081)
Impairment	—	(160)	—	—	(160)
Disposals	—	3,996	3,024	—	7,020
Transfers	—	(2,935)	3,802	—	867
Currency Translation	(33)	(356)	8	—	(381)
At December 31, 2023	(12,430)	(74,358)	(9,661)	—	(96,449)
Net book value
At December 31, 2023	36,169	46,688	8,102	12,544	103,503
At December 31, 2022	36,914	41,407	8,420	15,955	102,696
At December 31, 2021	37,575	45,095	9,056	1,781	93,507
At January 1, 2021	34,410	45,218	10,996	8,639	99,263

The investments in property, plant & equipment and right-of-use assets in 2023 amounted to K€16,282 (2022:K€24,479). They are related to land and buildings (K€4,027), new machines and installations (K€8,682), IT equipment (K€1,102), (leased) vehicles (K€2,240) and furniture (K€231). The additions to land and buildings, machines and installations in 2023 related mainly to our new metal production facility in the USA and the extension and expansion of our production capacity in Germany. The investments in 2022 related to new machines and installations (K€7,903), land and buildings (K€13,985), IT equipment (K€1,275) and leased vehicles (K€971) and furniture (K€343). The investments in 2021 related to new machines and installations (K€3,635), land and buildings (K€2,224), IT equipment (K€2,126) and leased vehicles (K€769).

The Group realized a net gain on disposal of property, plant and equipment of K€416 in 2023 (2022: a net loss of K€347; 2021: a net loss of K€210).

Impairments of property, plant and equipment amounted to K€ (160) in 2023 (2022: K€0; 2021: K€0).

Assets under construction

Per December 31, 2023 the main assets under construction were related to the extension and expansion of capacity in Germany for K€10,551.

The right of use assets can be presented as follows:

The carrying value of Right-of-Use assets at December 31, 2023 was K€8,102 (2022: K€8,420; 2021: K€9,054). Right-of-Use assets are mainly related to buildings with a carrying value of K€4,511 at December 31, 2023 (2022: K€4,822; 2021: K€4,419) and for which depreciation of K€1,735 was recorded in 2023 (2022: K€1,663; 2021: K€1,794). New leases in 2023 amount to K€3,965 of which K€1,739 related to leased buildings (2022: K€1,934; 2021: K€1,624).

in 000€	Buildings	Vehicles	Equipment	Total
Acquisition value
At January 1, 2021	7,574	4,555	8,018	20,147
Additions	1,624	710	62	2,396
Disposals	(1,022)	(268)	(281)	(1,571)
Currency Translation	96	3	3	102
Transfers	(151)	(112)	(605)	(868)
At December 31, 2021	8,121	4,888	7,197	20,206
Additions	1,934	877	60	2,871
Acquired from business combinations	155	—	—	155
Disposals	(546)	(680)	(65)	(1,291)
Currency Translation	11	2	(5)	8
Transfers	(284)	(407)	(782)	(1,473)
At December 31, 2022	9,391	4,680	6,405	20,476
Additions	1,739	1,980	246	3,965
Disposals	(2,607)	(676)	(30)	(3,313)
Currency Translation	(112)	2	36	(74)
Transfers	(236)	(909)	(2,145)	(3,290)
At December 31, 2023	8,175	5,077	4,512	17,764
Depreciation
At January 1, 2021	(2,657)	(1,891)	(4,603)	(9,151)
Depreciation charge for the year	(1,794)	(1,236)	(610)	(3,640)
Disposals	639	257	270	1,166
Currency Translation	(41)	(2)	2	(41)
Transfers	151	74	289	514
At December 31, 2021	(3,702)	(2,798)	(4,652)	(11,152)
Depreciation charge for the year	(1,663)	(1,188)	(455)	(3,306)
Disposals	467	671	65	1,203
Currency Translation	47	(2)	6	51
Transfers	283	407	458	1,148
At December 31, 2022	(4,569)	(2,909)	(4,578)	(12,055)
Depreciation charge for the year	(1,735)	(1,185)	(376)	(3,296)
Disposals	2,360	627	36	3,023
Currency Translation	45	(3)	(34)	8
Transfers	235	909	1,515	2,659
At December 31, 2023	(3,664)	(2,561)	(3,437)	(9,662)
Net book value
At December 31, 2023	4,511	2,516	1,075	8,102
At January 1, 2023	4,822	1,771	1,827	8,420

The following amounts related to leases are recognized in profit & loss

	As of December 31,
(in 000€)	2023	2022	2021
Depreciation expense	(3,296)	(3,306)	(3,640)
Interest expense on lease liabilities	(325)	304	(289)
Expenses related to short-term leases/ low-value assets/ variable lease payments	(689)	645	(537)

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

	As of December 31,
(in 000€)	2023	2022	2021
Potential (non-discounted) cash flows for terminations options that are not reasonably certain to be exercised:	1,089	1,430	3,015
Potential (non-discounted) cash flows for extensions options that are reasonably certain to be exercised	1,838	1,571	1,560

Pledges

Land and buildings (including buildings under construction) with a carrying amount of K€21,851 (2022: K€22,696; 2021: K€24,451) are subject to pledges to secure several of the Group’s bank loans. In addition, pledges have been given on machines with a total carrying amount of K€314 (2022: K€864; 2021: K€1,131) (Note 24).

8Investments in joint ventures

Materialise had no investments in joint ventures at December 31, 2023, 2022 or 2021.

9Inventories and contracts in progress

Inventories and contracts in progress include the following:

	As of December 31,
in 000€	2023	2022	2021
Raw materials	9,061	7,975	6,246
Work in progress	4,070	4,626	2,383
Finished goods	3,266	2,837	2,171
Contracts in progress	637	643	495
Total inventories and contracts in progress	17,034	16,081	11,295

Inventory written-off on the balance sheet amounted to K€471 for the year ended December 31, 2023 (2022: K€1,473; 2021: K€1,196). The expenses are recorded in Cost of Sales.

The Group has contracts in progress and advances from customers. The total costs incurred is K€545 and the profit recognized is K€92 as of December 31, 2023. Advances were received for the amount of K€126 with respect to contracts in progress per end of 2023 (2022: K€60; 2021: K€11).

10Other assets

Other non-current assets

Other non-current assets include the following:

Investments in convertible loans	As of December 31,
in 000€	2023	2022	2021
Convertible loan	3,744	3,494	3,560
Total	3,744	3,494	3,560

The Group granted a convertible loan to Fluidda in January 2019, with a notional amount of K€2,500. The convertible loan is accounted for as a financial asset measured at fair value with changes in fair value through the income statement. The carrying value of the convertible loan amounts to K€3,744 at December 31, 2023. The convertible loan has a duration of 7 years with a 10%annual interest rate which is capitalized. We refer to Note 3 and Note 20.

Investments in non-listed equity instruments	As of December 31,
in 000€	2023	2022	2021
Non-listed equity investments	—	307	399
Total	—	307	399

At December 31, 2023, the Group remeasured the fair value of its investment in AM Danube BV (holding company for AM Flow Holding BV) to zero, recognizing a K€307 fair value adjustment in other comprehensive income. We refer to Note 3 and Note 20.

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

Other non-current assets	As of December 31,
in 000€	2023	2022	2021
Tax credits	4,467	4,144	4,044
Guarantees and deposits	493	404	447
Loan to Link3D incl capitalized interest	—	—	2,249
LT deferred charges	—	—	741
Other	541	588	38
Total	5,501	5,136	7,519

The non-current tax credits mainly relate to Belgian R&D tax credits, recoverable between 2025 and 2029.

Other current assets

Other current assets include the following:

	As of December 31,
in 000€	2023	2022	2021
Deferred charges	4,486	4,158	2,958
Tax credits	814	962	673
Accrued income	611	17	384
Other tax receivables	2,466	1,004	1,459
Grants	372	944	1,021
Other non-trade receivables	272	1,077	675
Derivatives	139	261	1,770
Total other current assets	9,160	8,424	8,940

The other tax receivables included Value Added Tax (VAT) receivables and corporate tax receivables.

11Trade receivables

The trade receivables include the following:

	As of December 31,
in 000€	2023	2022	2021
Trade receivables	53,505	51,443	42,814
Allowance for doubtful accounts	(807)	(400)	(1,273)
Total	52,698	51,043	41,541

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As of December 31, 2023, trade receivables of an initial value of K€807 (2022: K€400; 2021: K€1,273) were considered to be not probable of recovery, based on the expected credit loss analysis. Impairment is accounted for under the other operating expenses. See below for changes in the impairment of receivables.

in 000€
At January 1, 2021	(1,475)
Addition	(689)
Usage	259
Reversal	632
At December 31, 2021	(1,273)
Addition	(517)
Usage	483
Reversal	906
At December 31, 2022	(400)
Addition	(706)
Usage	122
Reversal	177
At December 31, 2023	(807)

12Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31,
in 000€	2023	2022	2021
Cash at bank	119,606	26,028	192,895
Cash equivalents	7,967	114,839	3,133
Total	127,573	140,867	196,028

For the year ended December 31, 2023, cash at banks earned a net interest income of €4.0 million, based on short-term deposit rates.

There were no cash balances on a restricted bank account per December 31, 2023, 2022 or 2021.

13Equity

Share capital

The share capital of the parent company Materialise NV consists of 59,067,186 ordinary nominative shares at December 31, 2023 (2022: 59,067,186; 2021: 59,063,521) with no nominal but par value of €0.076 in 2023 (2022:€0.076; 2021:€0.076) for a total amount of K€4,487 at December 31, 2023 (2022:K€4,487; 2021:K€4,489).

	Total	Total
	number of	shareholders’	Total
in 000€, except share data	ordinary shares	capital	share premium
Outstanding at January 1, 2021	54,169,257	4,096	141,275
Capital increase through exercise of warrants	294,264	22	2,322
Capital increase through exercise of convertible bonds	4,600,000	371	90,235
Equity settled share-based payments expense	—	—	41
Outstanding on December 31, 2021	59,063,521	4,489	233,872
Capital increase through exercise of warrants	3,665	(2)	22
Outstanding on December 31, 2022	59,067,186	4,487	233,895
Equity settled share-based payments expense	—	—	47
Outstanding on December 31, 2023	59,067,186	4,487	233,942

No new shares were issued in 2023.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€233,942 at December 31, 2023 (2022: K€233,895; 2021: K€233,872). The change in 2023 is the result of the share-based payments expense of K€47.

The change in 2022 is the result of the capital increase via exercise of warrants of K€22.

The change in 2021 is the result of the share-based payments expense of K€41, the capital increase via exercise of warrants of K€2,322 and the capital increase via public offering of K€90,235.

Other reserves

The nature and purpose of the other reserves is as follows:

	As of December 31,
in 000€	2023	2022	2021
Legal reserve	279	279	279
Other reserves	2,010	1,987	1,987
Equity-settled share-based payment expense	47	72	72
Other Comprehensive Income (loss)	(9,682)	(10,606)	(9,087)
Other reserves	(7,346)	(8,268)	(6,749)

Based on the statutory result and after final result allocation approved by the annual shareholders meeting the legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2023, 2022 and 2021.

Other comprehensive loss

Other comprehensive loss consists of the following:

	Currency	Fair value	Total OCI
	Translation	adjustment	attributable to
	Differences	equity	the
in ’000€	& Other	investments	shareholder
At January 1, 2021	(8,285)	489	(7,796)
Currency translation impact	2,152	—	2,152
Fair value adjustment	—	(3,443)	(3,443)
At December 31, 2021	(6,133)	(2,954)	(9,087)
Currency translation impact	(1,427)	—	(1,427)
Fair value adjustment	—	(92)	(92)
At December 31, 2022	(7,560)	(3,046)	(10,606)
Currency translation impact	1,255	—	1,255
Fair value adjustment	—	(331)	(331)
At December 31, 2023	(6,305)	(3,377)	(9,682)

Non-controlling interest

As of June 22, 2021, the Group, together with Zhenyuan (Tianjin) Medical Appliances Technology Co., Ltd., incorporated a new subsidiary with the name Tianjin Zhenyuan Materialise Medical Technology Limited Company. This entity will be responsible for all regulatory requirements regarding the Materialise Mimics Enlight Lung Software on the Chinese market. Both Materialise and Zhenyuan will work on development and distribution, in a collaborating manner. Materialise holds 51% of the shares, Zhenyuan 49%. In 2021, in respect of this majority-owned subsidiary, a non-controlling interest has been recognized, which had a carrying value of K€(53) at December 31, 2023 (2022: K€(28); 2021: K€1).

14Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2023	2022	2021
Outstanding at January 1	77,709	82,950	407,722
Granted	350,000	—	—
Forfeited / Cancelled	(4,257)	(1,576)	(7,193)
Exercised	—	(3,665)	(317,579)
Outstanding at December 31	423,452	77,709	82,950
Exercisable at December 31	73,452	77,709	78,405

The Group’s share-based payment plans are all equity-settled except for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled. The outstanding amount includes stock appreciation rights (“SARs”) issued under cash-settled share-based payment plans.

In all outstanding warrant plans one warrant gives right to one share.

Equity-settled share-based payment plans

The Group has several plans in place which each have slightly different characteristics as described below.

IPO warrant plan

Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants have a contractual term of 10 years and vested for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a contractual term of 10 years.

The Group granted 979,898 warrants in July 2014 and 36,151 warrants in November 2014 in the context of the initial public offering to the employees of the Group with an exercise price of €8.81 (“IPO warrant plan”). The Group granted an additional 18,180 warrants to employees in July 2015 under the IPO warrant plan.

The status of the IPO warrant plan at December 31 is as follows:

	2023	2022	2021
Outstanding at January 1	51,781	53,590	236,726
Granted	—	—	—
Forfeited / Cancelled	(4,257)	(944)	(3,372)
Exercised	—	(865)	(179,764)
Outstanding at December 31	47,524	51,781	53,590
Exercisable at December 31	47,524	51,781	49,045

No warrants were exercised in 2023.

Warrant plan 2015

The board of directors decided on December 18, 2015 on a new plan (“2015 warrant plan”) by which it can grant up to 1,400,000 warrants to employees. Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants vested for 10% on the second anniversary of the granting; 20% on the third anniversary of the granting; 30% on the fourth anniversary of the granting; and 40% on the fifth anniversary of the granting, unless otherwise decided by the board of directors or one or more of its representatives granted powers thereto. Warrants are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the parent Company of the second and fourth quarter, or (ii) if no quarterly results are published, during the month March and the month September of every year. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a term of ten years.

The Group granted 350,000 warrants in July 2016 to the employees of the Group with an exercise price of €6.45. The Group granted 2,000 warrants to an employee in May 2018 with an exercise price of €10.08.

The status of the 2015 warrant plan at December 31 is as follows:

	2023	2022	2021
Outstanding at January 1	14,600	17,400	133,900
Granted	—	—	—
Forfeited / Cancelled	—	—	(2,000)
Exercised	—	(2,800)	(114,500)
Outstanding at December 31	14,600	14,600	17,400
Exercisable at December 31	14,600	14,600	17,400

No warrants were exercised in 2023.

Warrant plan 2023

The board of directors decided on September 25, 2023 on a new plan (“2023 warrant plan”) by which it can grant up to 500,000 warrants to employees, directors or management companies performing services to the Company. Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants vested for 10% on December 31, 2025; 20% on December 31, 2026; 30% on December 31, 2027; and 40% on December 31, 2028, unless otherwise decided by the board of directors or one or more of its representatives granted powers thereto. Warrants are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the parent Company of the second quarter, or (ii) if no quarterly results are published, during the month March of every year. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a term of seven years.

The Group granted 325,000 warrants in October 2023 with an exercise price of €4.87. The Group granted another 25,000 warrants in November 2023 with an exercise price of €5.09.

The status of the 2023 warrant plan at December 31 is as follows:

	2023	2022	2021
Outstanding at January 1	—	—	—
Granted	350,000	—	—
Forfeited / Cancelled	—	—	—
Exercised	—	—	—
Outstanding at December 31	350,000	—	—
Exercisable at December 31	—	—	—

Fair value

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table provides the input to the Black-Scholes model for the IPO warrant plan, 2015 warrant plan and the 2023 warrant plan:

	2023	2023	2015	2015	IPO 2014	IPO 2014
	(Nov)	(Oct)	(Sept 16)	(Nov)	(Nov)	(June)
Return dividend	0%	0%	0%	0%	0%	0%
Expected volatility	64%	64%	47%	47%	50%	46%
Risk-free interest rate	3.19%	3.50%	0.24%	1.17%	1.12%	1.70%
Expected life	5.59	5.59	4.30	5.50	5.50	5.50
Exercise price (in €)	5.09	4.87	6.45	8.81	8.81	8.81
Stock price (in €)	5.60	5.15	6.42	8.08	8.67	8.81
Fair value warrant (in €)	3.44	3.12	2.41	3.30	3.94	3.83

The above input for the Black-Scholes model have been determined based on the following:

●	the dividend return is estimated by reference to the historical dividend payments of the Group. Currently, this is estimated to be zero as no dividends have been paid since inception;
●	expected volatility is estimated based on the average annualized volatility of the Group’s stock (until September 2016: of a number of quoted peers in the 3D printing industry and the volatility of the Group’s stock);
●	risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date;
●	estimated life of the warrant is determined to be until the first exercise period which is typically the month after vesting; and
●	fair value of the shares is determined based on the share price of the Group on Nasdaq at the date of valuation. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number of quoted peers in the 3D printing industry.

The expense arising from share-based payment transactions for the warrant plans mentioned above was K€47 in 2023 (2022: K€0; 2021: K€41).

The weighted average fair value for the warrants outstanding at the end of 2023 was €3.19 (2022: €3.41; 2021: €3.39). The weighted average exercise price for the warrants outstanding at the end of 2023 was €5.39 (2022: €8.12; 2021: €8.07).

Cash-settled share-based payment plans

The Group has issued 215,688 SARs in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash. The exercise price of the SAR is €8.81.

The status of this plan is as follows:

	2023	2022	2021
Outstanding at January 1	11,328	11,960	37,096
Granted	—	—	—
Forfeited / Cancelled	—	(632)	(1,821)
Exercised	—	—	(23,315)
Outstanding at December 31	11,328	11,328	11,960
Exercisable at December 31	11,328	11,328	11,960

The SAR plan grants the bearer the right to a cash payment equal to the difference between the exercise price and the stock price at the exercise date. This plan is considered a cash settled share based payment and is as such recorded as a liability (see Note 16).

The SARs have a contractual term of ten years and vested for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. SARs are exercisable as from the month after they have vested and in the subsequent exercise periods.

The fair value of the SAR is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table lists the input used for the Black-Scholes model:

	2023	2022	2021
Return dividend	0%	0%	0%
Expected volatility	46%	60%	80%
Risk-free interest rate	2.68%	3.20%	0.18%
Expected life	0.25	0.25	0.25
Exercise price (in €)	8.81	8.81	8.81
Stock price (in €)	5.95	8.25	21.05
Fair value SAR (in €)	0.03	0.78	12.26

The expense arising from share-based payment transactions for the SARs plan was K€9 in 2023 (2022: K€(140);2021: K€(874)). The carrying value of the liability at December 31, 2023 amounts to K€0 (2022: K€9; 2021: K€147). The total intrinsic value of the liability for warrants currently exercisable at December 31, 2023 amounts to K€0 (2022: K€9; 2021: K€147).

Share-based payment plans of RapidFit+

The subsidiary RapidFit+ has issued a warrant plan on August 23, 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.90. In January 2014, a total of 199 warrants were granted and accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2023	2022	2021
Outstanding at January 1	33	186	186
Granted	—	—	—
Forfeited / Cancelled	(33)	(153)	—
Exercised	—	—	—
Outstanding at December 31	—	33	186
Exercisable at December 31	—	33	186

No warrants were outstanding at the end of 2023.

The following table lists the input to the Black-Scholes model for the RapidFit+ warrant plan:

2014
Return dividend	0%
Expected volatility	50%
Risk-free interest rate	2.29%
Expected life	5.5
Exercise price	553.9
Fair value warrant	262.7

The expense arising from share-based payment transactions for RapidFit+ warrant plan was K€0 in 2023 (2022: K€0; 2021: K€2).

15Loans and borrowings

The loans and borrowings include the following:

	As of December 31
in 000€	2023	2022	2021
K€50,000 KBC credit facility	—	—	—
K€35,000 EIB bank loan	21,667	27,500	33,333
K€28,000 acquisition bank loan	10,000	12,559	15,604
K€17,700 secured bank loans	14,904	16,165	16,592
K€12,300 bank loans ACTech	3,546	5,860	8,160
K€5,000 other facility loan	1,496	1,881	2,248
Bank investment loans - top 20 outstanding	4,778	8,828	12,852
Bank investment loans - other	—	606	1,569
Lease liabilities	7,943	7,485	8,621
Related party loan	64	96	128
Total loans and borrowings	64,398	80,980	99,107
Current	25,483	19,960	21,202
Non-Current	38,915	61,020	77,905

K€50,000 KBC credit facility

In October 2022 the Group entered into a credit facility agreement with KBC which allows for a € 50 million delayed draw. The credit facility foresees a first draw between October 2022 and April 2025, reimbursable at once in April 2030, with an interest rate of 3.56% A second draw is foreseen between October 2022 and June 2025, reimbursable at once in June 2031, with an interest rate of 3.81%. And a third and final draw can be made between October 2022 and June 2026, reimbursable at once in June 2032, with an interest rate of 3.87%. As per December 31, 2023 the credit line remains unused.

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

On June 29, 2020, the European Investment Bank temporarily waived the compliance obligation of the covenants “Total gross Debt to Adjusted EBITDA” (until December 31, 2022), and “Adjusted EBITDA to Net financial charges” (until 31 December 2020) under the condition that the covenant “Total net debt to Adjusted EBITDA” will be met for the period. In addition, the European Investment Bank agreed not to recalculate the interest rate until January 3, 2022 for the first tranche and until January 17, 2022 for the second tranche. Finally, the European Investment Bank waived “the subsidiary financial indebtedness” covenant for the calculation period ending on June 30, 2020. For the periods thereafter this covenant has been eased. These covenants were waived in order to allow the Group to continue investing in its growth programs, even under stressed COVID-19 scenarios. At December 31, 2023, The Group was in compliance with all debt covenants.

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

K€17,700 secured bank loans

The K€17,700 loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to K€11,700; and for this tranche, reimbursements have started in June 2023. The agreement for the Polish facility financing amounts to K€6,000, and reimbursements have started in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

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

K€5,000 - Other facility loan

This facility loan was contracted in 2012 for the construction of Leuven office and production facilities. The balance of this loan amounts to K€1,496 per December 31, 2023. The loan has a repayment schedule of 15 years and interest rate is fixed at 4.61%.

Miscellaneous investment loans

The 20 largest of these loans outstanding as of December 31, 2023 amount to a balance of K€4,778. They have been agreed in 2020 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

K€7,943 Lease liabilities

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2023 the balance of these lease agreements amounts to K€7,943, and are mostly at fixed interest rates with weighted average below 1%.

The total cash outflow from the lease liabilities amounts to K€3,549 in 2023, K€3,379 in 2022 and K€3,775 in 2021.

Related party loan

Lunebeke NV, a related party of the Group as discussed in Note 26, has granted the Group a loan of K€400 at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amount outstanding as of December 31, 2023 is K€64 (2022: K€96; 2021: K€128). The interest expense for the year ended December 31, 2023 is K€3 (2022:K€5; 2021:K€5).

Changes of liabilities for financing activities:

The following table presents the changes of the liabilities for financing activities:

	For the year ended December 31
in 000€	2023	2022	2021
At January 1,	80,980	99,107	115,110
Repayment of loans & borrowings	(16,723)	(17,708)	(14,277)
New leases	3,919	2,871	2,355
Repayment of leases	(3,549)	(3,379)	(3,775)
Loans acquired from business combination	—	100	—
Net foreign exchange movements	(229)	(11)	(306)
At December 31,	64,398	80,980	99,107

16Other non-current liabilities

The other non-current liabilities consist of the following:

	As of December 31,
in 000€	2023	2022	2021
Advances received on contracts	—	—	1,500
Provisions	1,430	1,611	667
Other	315	—	—
Total	1,745	1,611	2,167

Provisions mainly relate to retention bonuses for our employees.

The advances received on contracts as of December 31, 2021 related to advances received from a customer in the context of a long term contract for medical devices.

The other amount relates to a commitment for a multi-year license contract.

In Belgium, the Group contributes to a Sector Plan for eligible employees and to a “Branch 21” pension plan for a limited group of management staff. Under both plans, the Group pays contributions expressed as a percentage of a reference salary. These plans are administered by third party insurance companies and are not material to the consolidated financial statements.

17Tax payables

The tax payables amount to K€1,777 as per December 31, 2023 (2022:K€1,246; 2021:K€783).

18Deferred income

Deferred income consists of the following:

	As of December 31,
in 000€	2023	2022	2021
Deferred maintenance and license revenue	44,905	42,780	34,287
Deferred (project) fees	5,485	7,285	3,537
Deferred government grants	1,102	933	435
Total	51,492	50,998	38,259
current	40,791	41,721	33,307
non-current	10,701	9,277	4,952

The deferred maintenance and license revenue consists of maintenance and license fees paid up-front which are deferred and recognized in earnings over the maintenance period or the duration of the license, respectively. Deferred maintenance and license revenue grew to K€44,905 as per December 31, 2023 from K€42,780 in December 31, 2022. The deferred (project) fees consist of one-time and advance payments received which are deferred in accordance with the revenue accounting policies. The deferred government grants are recognized as income under “other operating income”.

We refer to Note 22.1.2 for more detail on the contract liabilities.

19Other current liabilities

Other current liabilities include the following:

	As of December 31,
in 000€	2023	2022	2021
Payroll-related liabilities	12,786	15,192	11,836
Non-income tax payables	1,139	2,016	2,058
Accrued charges	927	1,718	1,170
Advances received	289	795	276
Derivatives	—	—	118
Cash settled share-based payment plan	—	9	147
Other current liabilities	562	227	367
Total	15,703	19,957	15,972

The non-income tax payables mainly relate to VAT payables and payroll taxes.

20Fair value

Financial assets

The carrying value and fair value of the financial assets as of December 31, 2023, 2022 and 2021 are as follows:

	Carrying value			Fair value
in 000€	2023	2022	2021	2023	2022	2021
Financial assets
Financial assets measured at amortized cost
Trade receivables (current)	52,698	51,043	41,541	52,698	51,043	41,541
Other financial assets (non-current)	493	404	2,696	493	404	2,696
Other current non-trade receivables	643	2,021	1,696	643	2,021	1,696
Cash & cash equivalents	127,573	140,867	196,028	127,573	140,867	196,028
Total financial assets measured at amortized cost	181,407	194,335	241,961	181,407	194,335	241,961
Financial assets at fair value through profit or loss
Derivatives	139	261	1,770
Convertible loan	3,744	3,494	3,560
Total financial assets measured at fair value through profit and loss	3,883	3,755	5,330
Financial assets at fair value through OCI
Non-listed equity investments	—	307	399
Total financial assets at fair value through OCI	—	307	399

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

●	the carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;
●	the fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);
●	other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2023, 2022 and 2021
●	other non-current financial assets are being evaluated on the basis of their credit risk and interest rate which are considered as level 2 inputs. Their fair value is not considered different from their carrying value given the related interest rate is revised on a regular basis.

●	for the non-listed equity investment in AM Flow, as of December 31, 2023, Materialise recorded a remeasurement of fair value to zero through OCI (K€307).
●	for the non-listed equity investment in Essentium, as of December 31, 2021, Materialise recorded a remeasurement of fair value to zero through OCI (K€3,443).
●	the convertible loan granted to Fluidda is measured at fair value. As of December 31, 2023, management determined the fair value based upon level 3 inputs as follows:
o	The Group determined that the fair value of the convertible loan as of December 31, 2023 amounted to K€3,802. Fluidda is a private start-up company which offers turnkey contract research services for drug development and medical device development. The convertible loan has a duration of 7 years with a 10% annual interest rate which are capitalized. The Group has applied a discount factor of 13.32% that is based on the estimated WACC of Fluidda reflecting the uncertainty in relation to the success of the company and the applied estimates by the Group.

In assessing the fair value, the Group has made significant estimates with regard to the discount rate, the probability of each repayment and conversion scenario and related timing, the amount of the qualified capital increase. Changes in the assumptions may lead to a significant increase/decrease in the fair value of the convertible loan. A increase/decrease in the applied discount rate for Fluidda by 1% would lead to a change in fair value by K€(51) / K€52. As the carrying value is not materially different from the fair value, the Group has not made an adjustment to the carrying value.

Financial liabilities:

The carrying value and fair value of the financial liabilities as of December 31, 2023, 2022 and 2021 can be presented as follows:

	Carrying value			Fair value
in 000€	2023	2022	2021	2023	2022	2021
Financial liabilities measured at amortized cost
Loans & Borrowings including lease liabilities	64,398	80,980	99,108	63,062	78,848	100,417
Trade payables	21,196	23,230	20,171	21,196	23,230	20,171
Other liabilities excl. written put option on NCI	335	330	485	335	330	485
Total financial liabilities measured at amortized cost	85,929	104,540	119,764	84,593	102,408	121,073
Financial liabilities measured at fair value
Cash settled share based payments	—	9	147
Derivatives	—	—	118
Total financial liabilities measured at fair value	—	9	265
Total non-current	38,915	61,020	79,905
Total current	47,014	43,529	40,124

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

●	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;
●	Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and their fair value is subject to changes in interest rates and individual creditworthiness;
●	The fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);
●	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs);
●	The fair value of the cash-settled share based payments has been determined based on a Black-Scholes model using inputs that are level 1 (stock-price and risk-free interest rate) as well as level 2 (e.g. volatility). We refer to Note 14.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Fair value hierarchy 3 evolution

Convertible Loans Ditto & Fluidda	Fair Value Evolution
in 000€	2023	2022	2021
As of 1 January,	3,494	3,560	6,203
Addition	—	—	—
Remeasurement	—	(316)	—
Capitalized interest	250	250	—
Reimbursement Ditto convertible loan	—	—	(2,643)
As of 31 December,	3,744	3,494	3,560

Written Put Option on NCI RapidFit+	Fair Value Evolution
in 000€	2023	2022	2021
As of 1 January,	—	—	875
Remeasurement	—	—	—
Payout put-option PMV	—	—	(875)
As of 31 December,	—	—	—

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

	Materialise	Materialise	Materialise	Total
in 000€	Software	Medical	Manufacturing	segments	Unallocated	Consolidated
For the year ended December 31, 2023
Revenues	44,442	101,376	110,310	256,127	—	256,127
Segment Adjusted EBITDA	7,450	26,544	7,537	41,530	(10,133)	31,397
Segment Adjusted EBITDA %	16.8%	26.2%	6.8%	16.2%		12.3%
For the year ended December 31, 2022
Revenues	43,688	84,846	103,489	232,023	—	232,023
Segment Adjusted EBITDA	1,514	18,822	8,229	28,565	(9,551)	19,014
Segment Adjusted EBITDA %	3.5%	22.2%	8.0%	12.3%		8.2%
For the year ended December 31, 2021
Revenues	42,902	73,368	89,180	205,450	—	205,450
Segment Adjusted EBITDA	15,705	20,669	6,275	42,649	(10,159)	32,490
Segment Adjusted EBITDA %	36.6%	28.2%	7.0%	20.8%		15.8%

The segment Adjusted EBITDA is reconciled with the consolidated net profit (loss) for the year as follows:

	For the year ended December 31,
in 000€	2023	2022	2021
Net profit (loss) for the year	6,695	(2,153)	13,145
Share in loss of joint venture	—	—	—
Income taxes	78	975	591
Financial income	(5,019)	(6,114)	(5,620)
Financial expenses	3,865	4,420	4,101
Operating (loss)/ profit	5,619	(2,872)	12,217
Impairments	4,228	—	177
Other operating income (expense)	(3,077)	(2,693)	(3,527)
Corporate headquarter costs	10,464	9,504	10,317
Corporate research and development	2,785	2,600	2,948
Depreciation, amortization and impairment	21,511	22,026	20,516
Segment Adjusted EBITDA	41,530	28,565	42,649

The Group has 1 individual customer that represents sales larger than 10% of the total revenue in 2023 (2022: 1; 2021: 1). The total amount of revenues from this customer for the year 2023 was K€ 39,868 (2022: K€ 31,338; 2021: K€ 26,772), and these revenues are reported within the Medical segment.

Entity-wide disclosures.

The revenue by geographical area is as follows:

	As of December 31,
in 000€	2023	2022	2021
United States of America	90,350	79,380	69,140
Americas other than USA	7,049	7,544	6,297
Belgium	8,265	7,407	6,947
Germany	33,172	30,039	20,442
France	19,053	16,237	12,964
Switzerland	20,780	16,918	13,643
United Kingdom	15,153	11,062	8,836
Italy	11,412	8,124	6,520
Netherlands	7,977	6,621	7,310
Other Europe	22,928	28,731	33,816
Asia Pacific	19,988	19,960	19,535
Total	256,127	232,023	205,450

The total revenue realized in the country of domicile (Belgium) in 2023 amounts to K€8,265 (2022: K€7,407; 2021: K€6,947).

The total non-current assets, other than financial instruments and deferred tax assets, by geographical area are as follows:

	As of December 31,
in 000€	2023	2022	2021
United States of America (USA)	12,329	12,048	4,237
Americas other than USA	3,023	3,812	3,276
Belgium	85,150	91,690	67,865
Germany	61,520	60,374	55,712
Poland	12,000	11,640	12,756
Rest of Europe	8,024	8,591	10,019
Asia-Pacific	1,578	2,012	1,739
Total	183,625	190,167	155,604

The totals of the above table include goodwill, intangible assets, property, plant & equipment and Right-of-Use Assets as disclosed in the consolidated statements of financial position

22Income and expenses

22.1 Revenue

22.1.1 Disaggregated revenue information

	For the year ended December 31, 2023
	Materialise	Materialise	Materialise	Total
in 000€	Software	Medical	Manufacturing	segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	15,451	53,748	21,151	90,350	—	90,350
Americas other than USA	488	5,673	888	7,049	—	7,049
Europe (without Belgium) & Africa	17,708	34,082	78,686	130,476	—	130,476
Belgium	130	1,155	6,980	8,265	—	8,265
Asia Pacific	10,665	6,718	2,605	19,988	—	19,988
Total revenue from contracts with customers	44,442	101,376	110,310	256,127	—	256,127
Type of goods or service
Software revenue (non-medical)	44,442	—	—	44,442	—	44,442
Software revenue (medical)	—	31,700	—	31,700	—	31,700
Medical devices and services	—	69,676	—	69,676	—	69,676
Manufacturing	—	—	110,310	110,310	—	110,310
Other	—	—	—	—	—	—
Total revenue from contracts with customers	44,442	101,376	110,310	256,127	—	256,127
Timing of revenue recognition
Goods/Services transferred at a point in time	14,844	73,750	105,205	193,799	—	193,799
Goods/Services transferred over time	29,598	27,626	5,105	62,329	—	62,329
Total revenue from contracts with customers	44,442	101,376	110,310	256,127	—	256,127

	For the year ended December 31, 2022
	Materialise	Materialise	Materialise	Total
in 000€	Software	Medical	Manufacturing	segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	14,946	45,929	18,505	79,380	—	79,380
Americas other than USA	523	5,752	1,269	7,544	—	7,544
Europe (without Belgium) & Africa	17,148	24,468	76,116	117,731	—	117,731
Belgium	247	1,003	6,158	7,408	—	7,408
Asia Pacific	10,825	7,694	1,441	19,960	—	19,960
Total revenue from contracts with customers	43,688	84,846	103,489	232,023	—	232,023
Type of goods or service
Software revenue (non-medical)	43,688	—	—	43,688	—	43,688
Software revenue (medical)	—	27,074	—	27,074	—	27,074
Medical devices and services	—	57,772	—	57,772	—	57,772
Manufacturing	—	—	103,489	103,489	—	103,489
Other	—	—	—	—	—	—
Total revenue from contracts with customers	43,688	84,846	103,489	232,023	—	232,023
Timing of revenue recognition
Goods/Services transferred at a point in time	16,067	61,884	98,580	176,531	—	176,531
Goods/Services transferred over time	27,621	22,962	4,909	55,492	—	55,492
Total revenue from contracts with customers	43,688	84,846	103,489	232,023	—	232,023

The revenue per type of good or service including the previous years is as follows:

	For the year ended December 31
in 000€	2023	2022	2021
Software revenue (non-medical)	44,442	43,688	42,902
Software revenue (medical)	31,700	27,074	22,887
Medical devices and services	69,676	57,772	50,481
Manufacturing	110,310	103,489	89,180
Total	256,127	232,023	205,450

22.1.2 Contract balances

The following table provides information about receivables, contracts in progress (contract assets) and deferred income (contract liabilities) from contracts with customers.

	As of December 31,
in 000€	2023	2022	2021
Trade receivables, included in ‘trade and other receivables’	53,505	51,443	42,814
Contract assets / contracts in progress	637	643	495
Contract liabilities / deferred income / advances received on contracts	50,390	50,065	39,324

We refer to Note 18 for a detail of the deferred income. Note 18 includes a split of the deferred income in current and non-current. Non-current deferred income, representing mainly maintenance contracts with terms more than one year and certain contracts with up-front fees which are allocated to performance obligations that will be satisfied over more than one year, may be recognized as revenue between one to three years. Total revenue recognized during 2023 that was included in the contract liability at the beginning of the year amounts to K€41,721.

The relation between the timing of satisfaction of the performance obligations and the timing of billing resulting in contract assets and liabilities is as follows:

●	Maintenance services: maintenance services are typically billed at the beginning of the maintenance period resulting in deferred income that is recognized on a straightline basis over the maintenance period.
●	Software licenses: certain software licenses may have been billed prior to the delivery of the software key or time-based software licenses may have been billed up-front resulting in a deferred income balance.

●	Certain agreements in the medical segment include up-front fees such as step-in fees or milestone payments which are billed at inception of the contract but which are allocated to performance obligations which are satisfied at a later time in the contract term or which have not been recognized considering the revenue constraint (i.e. may have to be credited when customer achieves certain volume targets). In addition, certain contracts include prepaid fees for volume “Plan Only” purchases for which the purchased services are only delivered during a one year period. Those fees result in deferred income which are recognized as revenue when services/products are delivered and revenue is not constrainted.
●	Certain development services are satisfied while the services can only billed at certain pre-defined points in time or when the services are fully satisfied resulting in contracts in progress / contract assets.

22.2 Cost of sales

Cost of sales includes the following selected information:

	For the year ended December 31
in 000€	2023	2022	2021
Purchase of goods and services	(53,747)	(51,597)	(38,691)
Amortization and depreciation	(11,298)	(11,174)	(11,296)
Payroll expenses	(46,678)	(42,718)	(38,499)
Work in Progress	727	2,234	1,208
Total	(110,996)	(103,255)	(87,278)

22.3 Research and development expenses

Research and development expenses include the following selected information:

	For the year ended December 31
in 000€	2023	2022	2021
Purchase of goods and services	(4,759)	(5,930)	(3,770)
Amortization and depreciation	(1,459)	(1,454)	(1,821)
Payroll expenses	(31,900)	(30,184)	(21,300)
Other	20	—	—
Total	(38,098)	(37,568)	(26,891)

22.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	For the year ended December 31
in 000€	2023	2022	2021
Purchase of goods and services	(10,437)	(11,802)	(6,704)
Amortization and depreciation	(2,285)	(2,541)	(1,892)
Payroll expenses	(45,100)	(47,782)	(40,555)
Total	(57,822)	(62,125)	(49,151)

22.5 General and administrative expenses

General and administrative expenses include the following selected information:

	For the year ended December 31
in 000€	2023	2022	2021
Purchase of goods and services	(7,211)	(6,240)	(11,248)
Amortization and depreciation	(2,361)	(1,710)	(2,987)
Payroll expenses	(27,496)	(27,193)	(19,080)
Total	(37,068)	(35,143)	(33,315)

22.6 Net other operating income

The net other operating income can be detailed as follows:

	For the year ended December 31
in 000€	2023	2022	2021
Government grants	4,853	4,932	4,466
Amortization intangibles purchase price allocation	(4,012)	(5,146)	(2,521)
Allowance for doubtful debtors	(448)	390	(58)
Capitalized expenses (asset construction)	—	—	223
Tax credits	1,360	887	746
Arbitration settlement	(5,189)	—	—
Impairment of intangible assets (Note 6) and PP&E (Note 7)	(3,054)	—	(177)
Impairment of goodwill (Note 5)	(1,175)	—	—
Indemnity fee from commercial agreement	—	506	—
COVID support Germany	—	681	—
Other	1,141	946	723
Total	(6,524)	3,196	3,402

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs and reduced payroll taxes.

In May 2023, the Belgian Center for Arbitration and Mediation issued a decision in the arbitration proceedings filed by ZimmerBiomet against Materialise, pursuant to which we were ordered to pay an amount of € 5.2 million, including interests, to ZimmerBiomet.

22.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2023, 2022 and 2021:

	For the year ended December 31
in 000€	2023	2022	2021
Short-term employee benefits	(117,443)	(115,169)	(93,850)
Social security expenses	(19,430)	(19,002)	(17,076)
Expenses defined contribution plans	(1,586)	(1,463)	(1,250)
Other employee expenses	(12,715)	(12,241)	(7,259)
Total	(151,174)	(147,875)	(119,435)
Total registered employees at the end of the period	2,437	2,439	2,332

22.8 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31
in 000€	2023	2022	2021
Interest expense	(1,751)	(2,047)	(2,435)
Foreign exchange losses	(1,770)	(1,645)	(1,258)
Other financial expenses	(344)	(728)	(408)
Total	(3,865)	(4,420)	(4,101)

22.9 Financial income

Financial income includes the following selected information:

	For the year ended December 31
in 000€	2023	2022	2021
Interest income	4,450	1,332	658
Foreign exchange gains	563	4,778	4,904
Other finance income	6	4	58
Total	5,019	6,114	5,620

22.10 Income taxes and deferred taxes

Current income tax

The following table shows the breakdown of the tax expense for 2023, 2022 and 2021:

	As of December 31,
in 000€	2023	2022	2021
Current income tax	(2,355)	(2,000)	(1,252)
Deferred income taxes	2,277	1,025	661
Total income taxes for the period	(78)	(975)	(591)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liabilities and the deferred tax expense for 2023, 2022 and 2021:

	Asset/(liability)			Income/(expense)
in 000€	2023	2022	2021	2023	2022	2021
Tax losses, patent and innovation income deduction, and other tax credits	3,199	3,134	2,162	—	—	—
Amortization development assets and other intangible assets	400	328	136	—	—	—
Depreciation property, plant & equipment	224	40	55	—	—	—
Leases	53	72	35	—	—	—
Other items	343	—	274	—	—	—
Total deferred tax assets	4,220	3,574	2,662	3,623	4,580	687
Property, plant & equipment	(569)	(274)	(850)	—	—	—
Intangible assets	(3,664)	(5,470)	(5,757)	—	—	—
Deferred income	(743)	(778)	—	—	—	—
Investment grants	(172)	(178)	(199)	—	—	—
Inventory valuation	—	—	—	—	—	—
Total deferred tax liabilities	(5,148)	(6,700)	(6,806)	(1,345)	(3,554)	(26)
Netting	1,422	2,388	2,435	—	—	—
Total deferred tax assets, net	2,797	1,186	227	—	—	—
Total deferred tax liabilities, net	(3,725)	(4,312)	(4,371)	—	—	—
Total deferred tax income (expense)	—	—	—	2,277	1,025	661

The Group has unused tax losses carried forward and Innovation Income Deduction of K€91,753 for 2023 (2022: K€87,558; 2021: K€48,648) of which K€46,533 for 2023 (2022: K€45,245; 2021: K€35,578) relating to Materialise NV.

Under the Belgian Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis.

With respect to the tax losses carried forward and Innovation Income Deductions carried forward we recognized at December 31, 2023 a deferred tax asset of € 0.1 million for Materialise NV (2022: € 0.2 million, 2021: € 0.0 million) and € 1.0 million for Materialise USA (2022: €1.6 million, 2021: € 0.0 million).

The deferred tax liability of K€5,148 as at December 31, 2023 mainly relates to the intangibles that have been recognized in connection with business combinations (mainly ACTech).

Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2023	2022	2021
Profit (loss) before taxes	6,772	(1,178)	13,736
Income tax at statutory rate of 25%	(1,693)	295	(3,432)
Effect of different local tax rate	(416)	39	12
Tax adjustments to the previous period	(63)	84	88
Non-deductible expenses	(324)	(431)	(354)
Research and development tax credits	203	177	398
Innovation income deduction	2,560	—	2,847
Non recognition of deferred tax asset	(1,815)	(1,706)	(407)
Recognition of previously unrecognized tax losses	1,186	548	—
Non-taxable income	450	406	350
Use of previous years’ tax losses and tax credits for which no deferred tax assets were recognized	—	243	163
Taxes on other basis	(232)	(149)	(71)
Other	66	(481)	(185)
Income tax benefit (expense) as reported in the consolidated income statement	(78)	(975)	(591)

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

The net profit (loss) for the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended December 31
in 000€	2023	2022	2021
Net profit (loss) attributable to ordinary equity holders of the parent for basic earnings	6,722	(2,123)	13,154
Net profit (loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	6,722	(2,123)	13,154

The warrants are dilutive at December 31, 2023. The warrants were antidilutive as per December 31, 2022 and were dilutive as per December 31, 2021.

The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31
in 000	2023	2022	2021
Weighted average number of ordinary shares for basic earnings per share	59,067	59,064	56,685
Effect of dilution:
Warrants	18	—	158
Weighted average number of ordinary shares adjusted for effect of dilution	59,085	59,064	56,843

The earnings per share are as follows:

	For the year ended December 31
	2023	2022	2021
Earnings per share attributable to the owners of the parent
Basic	0.11	(0.04)	0.23
Diluted	0.11	(0.04)	0.23

24Commitments and contingent liabilities

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction) is K€22,165 (2022: K€23,560; 2021: K€25,582). The total outstanding mortgages and pledges are K€100,755 in 2023 (2022: K€100,978; 2021: K€103,685).

Included in the above, the Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€69,300 in 2023 (2022: K€69,300; 2021: K€69,300) and pledges on other fixed assets for a total amount of K€219 (2022: K€442; 2021: K€1,399).

Other commitments

At December 31, 2023, the Group has outstanding non-cancellable contracts with a future commitment of K€22,267 (2022:K€25,385; 2021:K€7,043), mainly related to purchase commitment for raw materials, energy and gas; and of K€9,330 (2022: K€0; 2021: K€0) related to property, plant & equipment.

Legal Proceedings

The Group is currently not a party to any legal or arbitration proceedings, which, in the opinion of the management, is likely to have or could reasonably possibly have a material adverse effect on the business, financial position or results of operations.

25Risks

Foreign exchange risk

The Group transacts business globally and is subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which it sells its products and services are generally not considered to be highly inflationary. In the years ended December 31, 2023, 2022 and 2021, 34%, 39% and 35% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

The Group has primarily exposure to the USD, GBP, BRL, PLN and JPY as foreign currency. The exposure on MYR and CZK is limited. There is only a limited portion of turnover in local currency.

If the U.S. dollar (rate for €1) would have appreciated by 10%, the net result would have been € 0.9 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been € 0.8 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.

To limit the exposure to foreign currency rate fluctuations on the U.S. dollar, the Group has entered into currency rate swaps. As of December 31, 2023 the Group had hedge agreements in place for $ 11.2 million, all maturing before year-end 2024. We refer to note 20 for the related fair value of these derivatives.

Inflation risk

We transact business globally and are subject to risks associated with fluctuating inflation. The risk exists that, if inflation increases our costs of remuneration, materials, services, energy, and capital expenditures, we may not be able to offset such costs fully by increasing our selling prices. As such, in a high inflationary environment, our results of operations and financial condition may be adversely affected.

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. At December 31, 2023, we held cash and cash equivalents of € 127.6 million, while €25.5 million of our € 64.4 million gross debt was short term. At December 31, 2023, we had an undrawn credit line of € 50 million as more fully described in Note 15 to the consolidated financial statements.

The range of contracted obligations are as follows (incl. interest):

	Less than 1			More than 5
in 000€	year	2 to 3 years	4-5 years	years	Total
At December 31, 2023
Loans & borrowings	23,858	19,668	8,257	7,084	58,867
Lease liabilities	2,895	3,010	1,951	876	8,732
Trade payables	21,196	—	—	—	21,196
Other liabilities	650	315	—	—	965
Total	48,599	22,993	10,208	7,960	89,760

	Less than 1			More than 5
	year	2 to 3 years	4-5 years	years	Total
At December 31, 2022
Loans & borrowings	18,156	35,131	15,017	8,627	76,931
Lease liabilities	3,080	2,725	1,289	1,425	8,519
Trade payables	23,230	—	—	—	23,230
Other current liabilities	339	—	—	—	339
Total	44,805	37,856	16,306	10,052	109,019

	Less than 1			More than 5
	year	2 to 3 years	4-5 years	years	Total
At December 31, 2021
Loans & borrowings	19,081	41,590	19,587	14,901	95,159
Lease liabilities	3,496	3,790	946	1,102	9,334
Trade payables	20,171	—	—	—	20,171
Other current liabilities	750	—	—	—	750
Total	43,498	45,380	20,533	16,003	125,414

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

			Less than 30				More than
in 000€	Total	Non-due	days	31-60 days	61-90 days	91-180 days	181 days
December 31, 2023	52,698	41,895	7,053	1,213	983	935	619
December 31, 2022	51,043	41,764	5,451	2,212	656	458	502
December 31, 2021	41,541	34,002	4,199	1,634	426	611	669

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2023, 2022 and 2021.

26Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the year ended December 31
in 000€	2023	2022	2021
Short-term employee benefits	2,554	2,736	2,832
Post-employment benefits	73	75	93
Total	2,627	2,811	2,925
Warrants granted	350,000	—	—
Warrants outstanding	350,000	—	4,545

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members). In the year ending December 31, 2023, a total of 350.000 warrants were granted to key management personnel. Compensation expense recognized in the year ending December 31, 2023 related to share-based payment arrangements, amounted to K€47 (2022: K€0; 2021: K€132).

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

	Sale of	Purchases		Interest	Right-of-		Lease	Other
in 000€	goods to	from	Depreciation	expense	Use Assets	Receivables	liabilities	liabilities
Non-executive directors of the Group
2023	—	172	—	—	—	—	—	64
2022	—	163	—	—	—	—	—	86
2021	—	122	—	—	—	—	—	58

Shareholders of the Group
2023	—	97	—	3	—	—	—	64
2022	—	104	—	5	—	—	—	96
2021	—	37	—	6	—	77	—	60

Joint ventures
2023	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—

Non-controlling interests
2023	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—

Related party – Lunebeke NV / Ailanthus NV

Lunebeke NV is owned by a shareholder and director of the Group and was established on December 29, 2020 following a partial demerger of Ailanthus NV (a former related party of the Group that merged with Materialise NV subsequent to a partial demerger). The activities taken over by Lunebeke NV through the partial demerger of Ailanthus NV were taken over from Ailanthus NV with retro-active effect as of October 1st, 2021. The Group rents apartments on a regular basis from Lunebeke NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Lunebeke NV for rent in 2023 was K€97 (2022: K€104; 2021: K€37).

27Events subsequent to the statement of financial position date

No events subsequent to the date of the statement of financial position have occurred that would require adjustment to, or disclosure in, the consolidated financial statements.

28Overview of consolidated entities

	Country of
Name	incorporation	% equity interest*
		2023	2022	2021
Materialise NV	Belgium	100%	100%	100%
Materialise SAS	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%
Materialise s.r.o.	Czech Republic	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%
OBL SAS	France	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%
MATERIALISE SDN. BHD	Malaysia	100%	100%	100%
Materialise Ukraine LLC	Ukraine	100%	100%	100%
RapidFit NV	Belgium	100%	100%	100%
Meridian Technique Limited	United Kingdom	100%	100%	100%
OrthoView Holdings Limited	United Kingdom	100%	100%	100%
Materialise SA	Poland	100%	100%	100%
Materialise Colombia SAS	Colombia	100%	100%	100%
Materialise Motion NV	Belgium	100%	100%	100%
Materialise Shanghai Co.Ltd	China	100%	100%	100%
Engimplan Engenharia de Implante Industria E Comércio Ltda	Brazil	100%	100%	100%
Engimplan Holding Ltda	Brazil	100%	100%	100%
Materialise Limited	South-Korea	100%	100%	100%
Materialise Australia PTY Ltd	Australia	100%	100%	100%
Materialise S.R.L.	Italy	100%	100%	100%
ACTech GmbH	Germany	100%	100%	100%
ACTech Holding GmbH	Germany	100%	100%	100%
ACTech North America, Inc.	United States	100%	100%	100%
Tianjin Zhenyuan Materialise Medical Technology Ltd	China	51%	51%	51%

*The overview provides the equity interest held as of 31 December of each respective year.

The entities Materialise GmbH, Gilching, Germany, ACTech Holding GmbH, Freiberg / Saxony, Germany and ACTech GmbH, Freiberg / Saxony, Germany, have taken advantage of the exemption regulations of § 264 (3) HGB (German Commercial Code) for the financial year ending December 31, 2021, 2022 and 2023.

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