Form 20-F
period 2024-12-31
MATERIALISE NV
filed 2025-04-22
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 was: 59,067,186 Ordinary Shares

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

Except as otherwise required by the context, references to (i) “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries, (ii) “ACTech” are to ACTech Holding GmbH and its subsidiaries, which we acquired in 2017, (iii) “Engimplan” are to Engimplan Engenharia De Implante Indústria E Comércio Ltda., in which we acquired a controlling interest in 2019 and in which we acquired the remaining interest in 2020, making us Engimplan’s sole shareholder (through our Brazilian subsidiary), (iv) “Materialise Motion” are to Materialise Motion NV, a joint venture we established in 2014 under the name “RSPrint Powered by Materialise” NV and in which we acquired the remaining interest in 2020, together with substantially all of the assets of RSScan International NV, or RS Scan, making us Materialise Motion’s sole shareholder, (v) “Link3D” are to Link3D Inc., which we acquired an option to buy in 2021, which we exercised in 2022, and which we subsequently merged into our U.S. subsidiary, Materialise USA, LLC, (vi) “Identify3D” are to Identify3D, Inc., which we acquired in 2022 and subsequently merged into Materialise USA, LLC and (vii) “FEops” are to FEops NV which we acquired in 2024.

Our trademark portfolio contained 274 registered trademarks and 10 pending trademark applications as of December 31, 2024. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us. In particular, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements, we discuss, based on our current assessment of the ongoing armed conflict in Ukraine, and other geopolitical tensions how our business, results of operations, and financial condition could be impacted during the year 2025 and beyond.

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

●	the global political, economic, and macroeconomic climate, whether within our industry in general, or among specific types of customers or within particular geographies, including but not limited to, the impacts related to labor shortages, supply chain disruptions, actual or perceived instability in the global banking system, the results of local and national elections (including policy changes resulting from the U.S. presidential administration), changes in rules and regulations related to taxation, tariffs and trade restrictions, a potential recession, inflation, and fluctuating interest rates;

●	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;
●	fluctuations in our revenue and results of operations;
●	impacts on our business, financial conditions and results of operations from the armed conflicts in Ukraine, Israel and the Middle East;
●	impacts on our business, financial conditions and results of operations from increased geopolitical tensions, including the ongoing tensions between the United States and China;
●	our ability to operate in a highly competitive and rapidly changing industry;
●	our ability to adequately increase demand for our products and services;
●	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties;
●	our ability to integrate acquired businesses or technologies effectively;
●	our dependence upon sales to certain industries;
●	our relationships with suppliers;
●	our ability to attract and retain employees and contractors;
●	any disruptions to our service center operations, including by accidents, warfare, natural disasters or otherwise;
●	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;
●	our ability to adequately protect our intellectual property and proprietary technology;
●	our international operations;
●	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and
●	other risk factors as set forth under “Item 3. Key Information – D. Risk Factors.”

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business

●	We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.
●	We may not be successful in continuing to enhance and adapt our software, products and services in line with developments in market technologies and demands.
●	The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.
●	Existing and increased competition may reduce our revenue and profits.
●	We rely on collaborations with users of our additive manufacturing and related solutions to be present in certain large-scale markets and, indirectly, to expand into potentially high-growth specialty markets. Our inability to continue to develop or maintain these relationships in the future could harm our ability to remain competitive in existing markets and expand into other markets.
●	Our revenue and results of operations may fluctuate.
●	Inflation has had and may continue to have an adverse effect on our results.
●	Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately, or at all.
●	We are dependent upon sales to certain industries.
●	If our relationships with suppliers, including with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

●	The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing and deploying a cloud-based platform to offer our software.
●	We may not be able to successfully adapt our software offering to the changing needs of the additive manufacturing market.
●	We depend on the knowledge and skills of key personnel throughout our entire organization, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.
●	We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.
●	As a result of the armed conflict in Ukraine, our supporting operations in Kyiv are expected to continue to be subject to continuous reorganization, uncertainty and instability.
●	Our international operations pose currency risks, which may adversely affect our results of operations and net income.
●	Our international operations subject us to various risks, including risks related to potential political instability and regulatory and policy changes and uncertainty in the United States, and our failure to manage these risks could adversely affect our results of operations.
●	We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.
●	We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.
●	Failure to comply with applicable anti-corruption and trade sanctions legislation could result in fines, criminal penalties and an adverse effect on our business.
●	Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.
●	We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.
●	A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.
●	If our service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.
●	Our failure to adequately address current and emerging sustainability risks, including environmental, social and governance (ESG) matters, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Materialise Medical Segment and Regulatory Environment

●	Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.
●	Our Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the U.S. Quality System Regulation, which is costly and could subject us to enforcement action.

Risks Related to Our Intellectual Property

●	If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

Risks Related to the American Depositary Shares (ADSs)

●	We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors.

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

Our present or future software, products and services could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors, by other technologies or by new customer needs. Our ability to remain competitive will depend, in large part, on our ability to enhance and adapt our current software, product and services to developments in technologies and to new and changing customer needs (including the manufacturing of end use parts and the offering of cloud-based software solutions). We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products, services and technologies. However, there can be no assurance that we will be able to:

●	maintain and enhance the market share of our current products, services and technologies;
●	enhance our existing products, services and technologies;
●	develop new products, services and technologies that address the increasingly sophisticated and varied needs of prospective end-users (including the increased use of additive manufacturing for personalized solutions and end use parts instead of prototypes and the trend of offering more cloud-enabled software solutions);
●	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;
●	adequately protect our intellectual property as we develop new products, services and technologies and anticipate intellectual property claims from third parties.

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

Fluctuations in our results of operations and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this annual report:

●	our ability to continue, renew or replace relationships with key customers;
●	the degree of market acceptance of our software and our products;
●	the mix of software, products and services that we sell during any period, as well as the mix of the various markets in which we make sales during said periods;
●	a decline in new or renewed licenses or maintenance contracts for our software, including from customers refusing to transition from perpetual to annual licensing models for our software or disruptions related to our deployment of cloud-based software solutions;
●	delays in the introduction of new features;
●	the entry of new competitors into our market;
●	the development and degree of market acceptance of new competitive systems or processes by others;
●	changes in our pricing policies or those of our competitors, including our responses to price competition;
●	changes in the amount we spend in our marketing and other efforts;
●	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;
●	the amounts we spend on, and the success rate of, our research and development activities;

●	changes in the regulatory environment, including changes in regulatory laws and regulations, and the interpretation thereof, applicable to our software programs, products or services;
●	delays in obtaining regulatory approval for our products, services or software programs;
●	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;
●	changes in tariffs and trade restrictions;
●	general macroeconomic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing, including the adverse effects of global macroeconomic uncertainties including those related to the armed conflicts in Ukraine, Israel and the Middle East and the ongoing geopolitical tensions between the United States and China; and
●	changes in accounting rules and tax laws.

Inflation has had and may continue to have an adverse effect on our results.

Inflationary pressures negatively impacted our operating margins and net income in fiscal 2022, 2023 and 2024, including increasing the costs of labor, energy, materials, and freight. We implemented price increases on many of our products and services in 2022, 2023 and 2024. In an effort to mitigate the effects of higher costs related to inflation. However, not all cost increases could be entirely offset, in part due to the delayed effect of price increases in multi-year agreements to which we are a party, where price increases can only be implemented at the renewal date. In addition, in Belgium, the salaries of our employees are indexed to inflation increases by law and, as a result, it can be difficult to keep our sales prices aligned with increases in our labor costs. If these inflationary pressures continue, our revenue, gross and operating margins and net income may be impacted in fiscal 2025 as well, which would harm our results of operations.

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

Our revenue from products is currently relatively concentrated in the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, respectively, and we expect additional growth to come from certain other specific markets, such as the cardiac and pulmonary markets. To the extent any of these industries experience, or continue to experience, a downturn, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our 3D printing software, products and services, it may adversely affect our results of operations.

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

Our international operations subject us to various risks, including risks related to potential instability and regulatory and policy changes and uncertainty in the United States and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, including, among others:

●	fluctuations in foreign currency exchange rates;
●	potentially longer sales and payment cycles;
●	potentially greater difficulties in collecting accounts receivable;
●	potentially adverse tax consequences, including liabilities imposed from inconsistent enforcement;
●	challenges in providing solutions across a significant distance, in different languages and among different cultures;
●	the impact of global public health crises, pandemics and epidemics;
●	transportation delays;
●	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

●	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;
●	difficulties in staffing and managing foreign operations, particularly in new geographic locations;
●	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;
●	expropriation or nationalization of property;
●	potential political instability in the United States stemming from the ongoing polarization of U.S. politics and shifts in leadership, and regulatory and policy changes and uncertainty resulting from the U.S. presidential administration;
●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or pandemics, epidemics and other similar outbreaks or events, such as the armed conflicts in Ukraine, Israel and the Middle East and the ongoing geopolitical tensions between the United States and China;
●	operating in countries with a higher incidence of corruption and fraudulent business practices;
●	seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe;
●	costs and difficulties of customizing products for foreign countries; and
●	tariffs, export controls, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets.

In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the United States and other countries, including the European Union and China, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the United States and other countries, and new and/or increased tariffs may in the future subject us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the United States and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. We cannot predict future trade policy and regulations in the United States and other countries, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on our business. An escalated trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of our products may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements, or tariffs, our capital and operating costs may increase.

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

We are unable to predict how the armed conflict in Ukraine will evolve and what the further political and economic repercussions will be. As a result, we are unable to assess with certainty its future impact on our business and operations, results of operations, financial condition, cash flows and liquidity. In particular, although we have included under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report a discussion, based on our current assessment of the armed conflict in Ukraine, of how our business, results of operations, and financial condition could be impacted during fiscal 2025, this discussion should be considered as uncertain. While we expect to suffer adverse effects, the severity is currently impossible to assess.

Our international operations pose currency risks, which may adversely affect our results of operations and net income.

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2024, 64% of our revenue was generated, and approximately 77% of our total costs were incurred in euros. As we continue to expand internationally, our exposure to currency risks may increase. Historically, although we seek to monitor the ratio of revenues to expenses in certain foreign currencies, we have not managed all our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

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

We may not be successful in our artificial intelligence and machine learning initiatives, which could adversely affect our business, reputation or financial results.

We have recently begun incorporating generative artificial intelligence (or AI) and machine learning (or ML) into our programs and platforms, particularly in the Materialise Medical segment. For example, we have implemented AI and ML algorithms to automate the preparation of patient specific cases related to segmentation tasks (such as selecting the anatomy out of stacks of CT or MRI images) and landmarking tasks (such as locating anatomical points in the CT or MRI scans).

As with many innovations, AI and ML present risks, challenges and unintended consequences that could impact our successful ability to incorporate the use of AI and ML in our business. For example, our algorithms may be flawed and not achieve sufficient levels of accuracy or contain biased information, or our internal validation and quality control measures may prove to be deficient. In addition, our competitors or other third parties may incorporate AI and ML solutions into their platforms more successfully than us, and their AI and ML solutions may achieve higher market acceptance than ours, which may result in us failing to recoup our investments in developing ML and AI-powered offerings. We have made and expect to continue to make significant investments in our AI and ML technology. Our ability to employ AI and ML, or any ability of our competitors to do so more successfully, may negatively impact our business, impair our ability to compete effectively, result in reputational harm and have an adverse impact on our operating results.

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

In addition, given the complex nature of AI and ML technology, we face an evolving regulatory landscape and significant competition from other companies, some of which have longer operating histories and significantly greater financial, technical, marketing, distribution, professional services, or other resources than us. For example, the European Union’s Artificial Intelligence Act (or the AI Act) – the world’s first comprehensive AI law – was entered into force in 2024 and, with some exceptions, becomes effective in 2026. This legislation imposes significant obligations on providers and deployers of high risk AI systems, and encourages providers and deployers of AI systems to account for E.U. ethical principles in their development and use of these systems. If we develop or use AI or ML systems that are governed by the AI Act. It may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. Any of the foregoing could adversely affect our business, reputation, or financial results.

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

Certain macroeconomic events could have a wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. Current macroeconomic events that could impact us include, but are not limited to the following:

●	geopolitical instability resulting from, among other factors, the armed conflicts in Ukraine Israel and the Middle East and the ongoing geopolitical tensions between the United States and China;
●	the risk of potential recessions, continued fluctuating interest rates, inflation and labor shortages in Europe and the United States;
●	changes in tariffs and trade restrictions;
●	actual or perceived instability in the global banking system;

●	disruptions caused by global health crises, pandemics and epidemics and related responses thereto in certain economies and markets; and
●	in general, the economic and political challenges faced by, among others, China, certain Eurozone countries and the United States.

We cannot predict the likely duration and severity of these economic and political developments, which could affect us in numerous ways, many of which we cannot predict. For example, the existence of inflation in certain economies has resulted in, and may continue to result in, fluctuating interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and freight costs, as well as weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience cost increases. Although we take measures to mitigate the effects of inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when those beneficial actions impact our results or operations and when the cost of inflation is incurred.

In addition, political and economic developments, including as a result of political elections, could also result in changes to legislation or reformation of government policies, rules and regulations that adversely impact our business (including changes resulting from the U.S. presidential administration), such as changes in policies, rules and regulations related to taxation, tariffs or trade. Such changes could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability

We face potential liability related to the privacy and security of personal information we collect.

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

Our ability to ensure a resilient business that delivers long-term sustainable growth, is reliant on our ability to identify current and emerging sustainability risks and legislative requirements that could adversely impact our business and ensure appropriate strategies are in place to manage such risks and requirements. Some of the key risks and requirements include:

●	Growing expectations of how businesses respond to and address sustainability issues from customers, non-governmental organizations, ESG-focused investors and other stakeholders. The failure to meet these expectations can have adverse consequences, such as: active product delisting, negative non-governmental organization campaigns, loss of market share, omission from sustainability indices and adverse public perception or publicity;

●	Increased mandatory sustainability due-diligence and non-financial reporting and disclosure obligations, requiring businesses to take appropriate action or face regulatory penalties. This includes laws and regulations in the countries where we operate, such as the E.U. Corporate Sustainability Due Diligence Directive (CSRD), Carbon Border Adjustment Mechanism regulation, packaging and packaging waste Directive, the E.U. Corporate Sustainability Reporting Directive, the German Supply Chain Due Diligence Act, California’s Voluntary Carbon Market Disclosures Act, the Task Force on Climate Related Financial Disclosure (TCFD) and the proposed Task Force on Nature Related Financial Disclosures (TNFD).
●	Physical risks of climate change, such as increased frequency of extreme weather and natural disasters, causing damage to physical assets within our operations and our supply chain.

In particular, under CSRD, we will be required, starting with the financial year ending December 31, 2025, to report on a broad range of sustainability-related impacts, risks and opportunities on the basis of the European Sustainability Reporting Standards which require, in particular, disclosures on environmental protection, social responsibility and treatment of employees, respect for human rights, anti-corruption, bribery and diversity. In connection with these reporting obligations, we will be required to formulate long-term ESG targets, policy and strategic plans, and to conduct due diligence for our own operations and supply chain. As the CSRD requires reporting based on a “double materiality” assessment – we will need to be in a position to make both (i) an inside-out assessment of impact materiality (meaning a consideration of the impact of our corporate activity on sustainability matters from the perspective of citizens, consumers, employees, etc.) and (ii) an outside-in assessment of financial materiality (meaning a consideration of sustainability matters which, from the investor perspective, are material to our development, performance and financial position). However, on February 26th 2025, the European Commision adopted the “simplification Omnibus Package” which aims to simplify the regulatory framework for businesses and reduce the burden of the reporting obligations in the field of sustainability. On April 3rd 2025, the European Parliament voted in favour of the simplification Omnibus Package. To enter into force, the formal approval of the European Council is required. We expect that the reporting obligations for Materialise will start with our financial year ending December 31, 2027.

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

At the same time, in certain jurisdictions, regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives. For example, in the United States in recent years, anti-ESG and anti-Diversity Equity and Inclusion (DEI) sentiment has gained momentum. Conflicting regulations and a lack of harmonization of ESG and DEI legal and regulatory environments across the jurisdictions in which we operate may create enhanced compliance risks and costs. We may also face increasing scrutiny from our clients, employees and other stakeholders relating to the appropriate role of ESG and DEI practices and disclosures. Failure to prepare for and meet evolving standards and expectations could result in regulatory penalties, investor backlash and diminished shareholder confidence.

Risks Related to Our Materialise Medical Segment and Regulatory Environment

Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

Our medical products are subject to rigorous regulation by the European Commission, the U.S. Food and Drug Administration, (FDA), and numerous other applicable governmental authorities. In general, the development, testing, manufacturing and marketing of our medical products are subject to extensive regulation and review by numerous governmental authorities in the European Union, the United States, the United Kingdom, Canada, Brazil, Japan and Australia, and in other markets where we are currently active or may become active in the future. The regulatory process requires the expenditure of significant time, effort and expense to bring new medical products to market, and we cannot be certain that we will receive regulatory approvals, certifications or registrations in any country in which we plan to market our medical products.

The laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. For example, to market our medical products within the member states of the European Union, we are required to comply with the European Medical Device Regulation. Under the European Medical Device Regulation, all medical devices except custom-made and investigational devices must bear the CE mark. To obtain authorization to affix the CE mark to our medical products, a recognized European notified body must assess our quality systems and the product’s conformity to the requirements of the European Medical Device Regulation. Similarly, in the United States, we are required to obtain clearance or approval from the FDA prior to marketing our medical products.

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

Finally, in the United States, there is substantial uncertainty as to how measures being implemented by the U.S. presidential administration across the U.S. federal government will impact the FDA and other federal agencies. For example, a number of executive orders have recently been issued, which could have a significant impact on the manner in which the FDA conducts its operations and engages in regulatory and oversight activities.  If these or other orders or executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our medical business in the United States may be negatively impacted. In addition, the loss of FDA personnel could lead to disruptions and delays in FDA review, clearance or approval and oversight of our medical products that we market or plan to market in the United States. Similarly, efforts by the U.S. presidential administration to substantially reduce or delay research funding by the National Institutes of Health of medical research could have adverse direct or indirect impacts on our on our collaboration partners’ research activities.

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

Our Materialise Medical segment products and services compete with other innovative technologies that offer similar medical solutions. In addition, many of our competitors are continuing to innovate in the subsegments of the market that we seek to address. For example, our 3D printed surgical guides compete with robotics and navigational solutions, which offer alternative methods to guide a surgeon during an intervention. These current and future alternative technological solutions could outperform the solutions we offer and render our solutions obsolete.

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

Periodic maintenance fees on pending patent applications and issued patents are due to be paid to governmental patent agencies, including the U.S. Patent and Trademark Office, or USPTO, in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late payment fee or by other means of redress in accordance with the applicable rules, there are situations in which noncompliance can result in definitive lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position could be adversely affected.

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

We have license agreements with respect to certain intellectual property that is important to our business and that may include exclusivity and non-competition undertakings. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements. If we fail to comply with our obligations under our intellectual property-related agreements or misconstrue the scope of the rights granted to us or restrictions imposed on us under these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements that we have not anticipated may result in our having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business.

Certain technologies and patents have been developed with collaboration partners and we may face restrictions on this jointly developed intellectual property.

We have entered into collaborations with a number of industrial and medical device companies and academic institutions, including Zimmer Biomet, Enovis, DePuy Synthes, Lima, Mathys, Siemens, BASF 3D Printing Solutions GmbH and HOYA. We have, in some cases individually and in other cases along with our collaboration partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual-property developed jointly by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual-property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected. For additional information, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Our use of open-source software may expose us to additional risks and harm our intellectual property.

Some of our proprietary software, including some of our 3D printing software, may use or incorporate open source software. Some open-source software licenses require users who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or make available any derivative works of the open-source code on unfavorable terms or at no cost. We monitor, on an ongoing basis, whether our proprietary software, including that in our 3D printing software, would make use of any open-source software that could require us to disclose our proprietary source code, which could adversely affect our business.

Risks Related to the ADSs

The ADSs may experience price and volume fluctuations.

The stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance. The market price and liquidity of the market for the ADSs may be higher or lower than the price you paid and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

●	changes in macroeconomic or market conditions or trends in our industry or markets, such as inflation, recessions, the continued fluctuating in interest rates, ongoing supply chain shortages, actual or perceived instability in the global banking system, changes in tariffs and trade restrictions, the results of local and national elections (including policy changes resulting from the U.S. presidential administration), international currency fluctuations, epidemics and pandemics, corruption, political instability and acts of war, such as the armed conflicts in Ukraine, Israel and the Middle East, or terrorism;
●	significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
●	the mix of products that we sell, and related services that we provide, during any period;
●	delays between our expenditures to develop and market new products and the generation of sales from those products;
●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;
●	changes in our expenditures to promote our products and services;
●	success or failure of research and development projects of us or our competitors;
●	announcements of acquisitions by us or one of our competitors;
●	the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;
●	changes in regulatory policies or tax guidelines;
●	changes or perceived changes in earnings or variations in operating results; and
●	any shortfall in revenue or net income from levels expected by investors or securities analysts.

Any of these could result in a material decline in the price of the ADSs.

Members of our board of directors and senior management own a significant percentage of our ordinary shares and are able to exert significant influence over matters subject to shareholder approval.

Members of our board of directors and senior management beneficially owned approximately 58.60% of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of March 28, 2025. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our restated articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our restated articles of association provide that, as long as Wilfried Vancraen, our founder and a member of our board of directors, and Hilde Ingelaere, a member of our board of directors, who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander (who is also a member of our board of directors) and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

The dilutive effect of our warrants could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants, as of December 31, 2024, there were outstanding granted warrants to subscribe for an aggregate of 362,600 ordinary shares at a weighted average exercise price of €4.94 per share. The warrants likely will be exercised if the market price of the ADSs equals or exceeds the applicable exercise price. To the extent such securities are exercised, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2025. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2024, 3% of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

Although we have implemented an internal control system and devoted significant resources to internal audit, accounting, IT and other functions to improve our internal control system, our compliance with Section 404 will require that we incur further substantial accounting expenses and continue to expend significant management efforts to further implement and maintain our internal control system. We may not be able to further implement or maintain an effective internal control system or complete our evaluation, testing and any required remediation in a timely fashion. In connection with the preparation of this annual report, during the evaluation and testing process, we identified a material weakness in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2024 (see “Item 15. Controls and Procedures.”). We cannot assure you that we will be able to remedy the material weakness in a timely fashion or at all, or that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weakness and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

Under Belgian corporate law, except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided that the shareholders were fully informed and that the relevant acts are accurately reflected in the annual accounts, which were approved before discussing the discharge. Additionally, for breaches of the articles of association or the law, there is an additional requirement: these acts must have been explicitly mentioned in the agenda of the convening notice to the shareholders’ meeting. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. For additional information on these and other aspects of Belgian corporate law and our restated articles of association, see “Item 10. Additional Information—B. Memorandum and Articles of Association.” As a result of these differences between Belgian corporate law and our restated articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our company than you would as a shareholder of a U.S. corporation.

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

Any future payments of cash dividends on shares will be denominated in euros. The U.S. dollar—or other currency—equivalent of any dividends paid on our shares or received in connection with any sale of our shares could be adversely affected by the depreciation of the euro against these other currencies.

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

Capital Expenditures (Property Plant and Equipment and Intangible Assets)

The cash out of our capital expenditures amounted to € 26.4 million, € 11.8 million, and € 24.8 million, for the years ended December 31, 2024, 2023, and 2022, respectively. In 2024 our main capital expenditures were € 17.5 million for the expansion of our production capacity in Germany and € 1.2 million for our internal digital transformation program. In 2023, our main capital expenditures were € 2.0 million for our new metal production facility in the United States, € 3.6 million for the expansion of our production capacity in Germany and € 1.6 million for our internal digital transformation program. In 2022, our main capital expenditures were € 7.3 million for our new metal production facility in the United States, € 7.9 million for the expansion of our production capacity in Germany and € 2.4 million for our internal digital transformation program.

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

The customers of our general software tools and 3D printing services are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. The significant additive manufacturing applications that we are more deeply and more directly involved in currently include applications for orthopedic devices, cranio maxillo facial devices, eyewear, footwear and measurement fixtures.

As of December 31, 2024, our team consisted of 2,514 full-time equivalent employees, or FTEs, and fully dedicated consultants. Our portfolio of intellectual property featured 488 granted patents and 150 pending patent applications as of December 31, 2024. For the year ended December 31, 2024, we generated € 266.8 million of revenue, representing a 4% increase over the prior year, a net profit of € 13.4 million, an Adjusted EBIT of € 9.7 million and an Adjusted EBITDA of € 31.5 million. For a description of Adjusted EBIT and Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBIT and Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

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

Software Development (Software). Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. Our software development encompasses software tools that are used in industrial 3D Printing environments as well as in medical environments that are based on computed tomography (CT) and magnetic resonance imaging (MRI). As a result of our continued deployment over the course of 34 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Mimics, have evolved into industry-leading flagship products. We have an established quality management system for the development of our industrial software products that is ISO 9001:2015 certified. We are also ISO 13485:2016 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States. Additionally, we are ISO27001 certified for the secure operational management of the production environment of our cloud-based software as a service solution.

3D Printing (Hardware). As a pioneer in the additive manufacturing industry, we have an extensive history of 3D printing millions of parts utilizing a broad range of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group operates in an ISO 13485:2016-certified system for the production of medical devices, in an EN9100:2018 as well as EASA Part 21G POA certified system for the production of plastic aerospace parts, and in an ISO 9001:2015-certified quality management system for all other markets. Further, our 3D printing group has its own maintenance and research team that utilizes an in-house laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment.

Engineering (Mindware). Our engineering expertise is integral to our entire business, as it enhances our software development and 3D printing expertise. Our engineers work in teams that support customers in different market segments. These teams work directly with our customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions we provide. Our engineering teams have particular expertise in industrial and medical applications, including patient-specific surgical guides, models and implants with the applicable market clearances. Our teams are highly specialized, especially in the medical field, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. Our engineers operate within the framework of the aforementioned ISO 9001:2015 and ISO 13485:2016 certified quality management system. Our engineering teams make extensive use of our proprietary software tools and have direct access to our 3D printing center where developments can be tested in an actual production environment.

Our Market Segments

We offer our products and services through a market-oriented organization that is active across three principal market segments: (i) Materialise Software, (ii) Materialise Medical, and (iii) Materialise Manufacturing. We believe that our customers benefit significantly from the synergistic interplay between our core competencies and the three market segments on which we focus and which provide regular end-user feedback to the product development and support teams within our core competencies.

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

As of December 31, 2024, our Materialise Software segment had a team of approximately 281 FTEs and fully dedicated consultants, with approximately 32% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Colombia, Germany, Japan, Malaysia, Spain, Ukraine, the United Kingdom and the United States.

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

For the years ended December 31, 2024, 2023, and 2022, our Materialise Software segment generated revenue of € 43.9 million, € 44.4 million, and € 43.7 million, respectively, representing 16.5%, 17.4%, and 18.8%, respectively, of our total revenue.

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

We believe that expanding our market penetration involves strengthening our relationships with our customers and OEMs. This expansion will depend not only on product innovation and investments in tool development, but it will also involve an innovation of our business model. While we aim to address new groups of machine OEMs and customers, it is important to note that not all of them may adapt to our new solutions. Furthermore, as we transition to a modular approach in offering different configurations of our solutions, there could be short-term impacts on revenues. Unlike in previous years, our strategy for 2025 does not include expanding our marketing and sales presence. Instead, we have restructured our sales team in 2024 to support a shift from pure product sales to solution-oriented selling. This transition, though promising, carries risks, as it may take longer than anticipated for the sales teams to fully adapt. Currently, we are investing in the professional services team to better support our customers, but we are not expanding our marketing and sales presence overall.

As we sell more platform solutions, integrate pre-print functionality into CO-AM as a cloud-native component, and launch our algorithms for use by OEMs and partners, our revenue models may evolve. While this shift presents opportunities, it also introduces risks. A key concern is that our transition to new business models, go-to-market strategies, and solution-based sales may not resonate with customers or could inadvertently cannibalize aspects of our core business revenue.

Our Materialise Medical Segment

In our Materialise Medical segment, our product and services offering addresses what we believe to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine.

As of December 31, 2024, our Materialise Medical segment consisted of approximately 1029 FTEs and fully dedicated consultants, with approximately 21.0% based at our headquarters in Belgium and the remaining employees distributed throughout our local offices in Australia, Brazil, China, Colombia, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Medical segment through the sale of medical software and personalized medical devices. We sell licenses of our medical software packages and software maintenance contracts and sell medical devices that we customize and print for our customers. We also provide custom software development and engineering services, for which we charge either on a time and material or fixed-cost basis. The majority of the medical devices that we printed in 2024 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners such as DePuy Synthes, Smith & Nephew, Stryker and Zimmer Biomet. We also print patient-specific implants that we sell directly to hospitals or distribute through partners such as DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals.

For the years ended December 31, 2024, 2023, and 2022, our Materialise Medical segment generated revenue of € 116.4 million, € 101.4 million, and € 84.8 million, respectively, representing 43.6%, 39.6%, and 36.6%, respectively, of our total revenue.

Medical Software. Our software allows medical-image based analysis, planning and engineering as well as patient-specific design and printing of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies. Our medical software packages often serve as an introduction to our capabilities and in certain cases lead to custom software developments and clinical services opportunities. Our medical software packages are:

●	Materialise Mimics. Materialise Mimics is a software platform for biomedical engineers and clinicians that allows them to perform image based biomedical R&D, do advanced 3D planning of patient treatment or create personalized medical device solutions. The platform consists of several complementary products and services, including Materialise Mimics Core, Materialise 3-matic, Materialise Mimics Flow, Materialise Mimics Enlight CMF and Materialise Mimics Viewer and custom software development.
●	Materialise Mimics Core. Materialise Mimics Core is software addressing medical professionals specifically developed for medical image processing that can be used to segment accurate 3D models from medical imaging data (for example, from CT or MRI) to measure accurately in 2D and 3D and to export 3D models for additive manufacturing or to Materialise 3-matic.
●	Materialise 3-matic. Materialise 3-matic focuses on anatomical design and is able to combine CAD tools with pre-processing capabilities directly on the anatomical data coming from Materialise Mimics Core. It enables our customers to conduct thorough 3D measurements and analysis, design a patient-specific implant, a surgical guide, or a benchtop model, and to prepare the anatomical data and/or resulting implants for simulation.
●	Materialise Mimics inPrint. With Materialise Mimics inPrint, clinicians can easily create files for 3D printing and use anatomically accurate models to help simulate or evaluate options for patient-specific surgical treatment.
●	Materialise Mimics Enlight CMF. Materialise Mimics Enlight CMF is a software package developed for oral, maxillofacial, nose, throat and plastic surgeons. The software allows surgeons to pre-operatively plan their surgeries in 3D based on (CB)CT or MRI images using a set of tools to analyze, measure and reconstruct the patient’s anatomy. With the software the surgeon can also plan the movements (translations and rotations) of the mandible or maxilla and preplan the reconstruction of defects.
●	Materialise Mimics Enlight Cardiovascular. Materialise Mimics Enlight Cardiovascular is software package developed cardiovascular surgeons and interventionists. It is a workflow based planning software that enables clinicians to effectively plan complex cardiovascular procedures based on CT images.
●	Materialise Mimics Flow. Materialise Mimics Flow is an online case management platform that enables medical device companies and hospitals to manage ordering and processing of personalized services and devices.
●	Materialise Mimics Viewer. Materialise Mimics Viewer is an online 3D viewer for medical image data and 3D models, which enables clinicians to review 3D planning and personalized device solutions and provide feedback to engineers or technicians.
●	Materialise OrthoView. Materialise OrthoView is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. The software imports a digital X-ray image from a Picture Archiving and Communication System, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. Materialise OrthoView currently serves more than 15,000 orthopedic surgeons in 60 countries globally, focusing primarily on joint replacements. We acquired OrthoView Holdings Limited in October 2014 (and subsequently dissolved this subsidiary in March 2025), and have included the OrthoView solution in our portfolio of pre-operative planning solutions.

Clinical Services and Personalized Medical Devices. Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provide doctors with virtual surgical planning and simulation services for their review and approval. We also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, we deliver 3D printed customized patient-specific medical implants.

In our 3D printing centers in Belgium, Japan, Brazil, and the United States, we have separate production lines for our Materialise Medical segment.

We believe that our medical image-based simulation and planning software and 3D printing technology can assist hospitals and clinicians in providing personalized care to patients which can contribute to increased quality of life.

In many cases, surgeons using our clinical services work together with our clinical engineers to turn their patients’ medical image data into virtual surgical plans, and patient-specific 3D printed precise surgical and customized anatomical models to optimize intervention planning. For indications such as shoulder surgery, we have optimized and automated our 3D planning capabilities to provide surgical plans within a short timeframe and at a high quality that does not require an anatomical model to be provided. Utilizing our platform, surgeons upload CT or MRI medical image data and submit their cases to us, track their cases and review them as interactive virtual 3D models. In the framework of our collaborations with certain leading medical device companies, our platform is rebranded and adapted to the specific product offering and needs of our collaboration partners.

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

We address large surgical and interventional markets in orthopedics, CMF and cardiovascular through collaboration agreements with leading medical device companies, including DePuy Synthes, Zimmer Biomet, Enovis, Abbot, Medtronic and Smith & Nephew. Pursuant to these agreements, we provide planning services, print joint replacement and/or guides that our collaboration partners distribute under their own brands, together with their own implants, in the United States, Canada, South Africa, Latin America, Europe, China, Japan and Australia. We leverage our collaboration partners’ distribution capabilities to extend our reach into these large markets, and our collaboration partners utilize our 3D printing-related expertise to provide surgical planning and customized devices to surgeons.

We also address certain high value-added, specialty applications by providing the full solution ourselves, including the delivery of planning and simulation services, implants and guides directly to the hospital or surgeon. Such applications include customized structural heart planning, CMF implants and guides, hip revision and shoulder implants in a patented porous matrix configuration and osteotomy guides. Through Engimplan, we distribute implants and instruments in Brazil, offering both traditional and 3D printed CMF products as well as a broader portfolio that includes product lines for trauma and sport medicine.

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

Customers. The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities, research institutes and industrial companies. We have one individual customer that represents sales larger than 10% of our total revenue in 2024 (2023: 1; 2022: 1) from the Materialise Medical segment.

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

As a result of the trend that we see in the medical community towards more patient-specific devices and treatments, as well as towards more advanced planning, a growing number of academic, clinical and commercial researchers are focusing on personalized medical treatments. Because these new products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for safe and stable medical software tools, such as our Materialise Mimics, that can pass significant regulatory scrutiny. We also believe that increasing regulatory requirements provide opportunities for our clinical services as we can leverage our significant medical sector experience and strong quality management systems.

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

We are investing significantly in the development of new solutions of sub-markets other than orthopedics and CMF, including planning tools for the cardiovascular markets and the respiratory markets.

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

As of December 31, 2024, our Materialise Manufacturing segment consisted of 772 FTEs and fully dedicated consultants, with 28% based at our headquarters in Belgium and in Materialise Motion and RapidFit+. The remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, India, Italy, Poland, Spain, Ukraine, the United States and the United Kingdom.

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

For the years ended December 31, 2024, 2023, and 2022, our Materialise Manufacturing segment generated revenue of € 106.5 million, € 110.3 million, and € 103.5 million, respectively, representing 39.9%, 43.1%, and 44.6%, respectively, of our total revenue.

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

The customers of both our Materialise OnSite and i.materialise platforms order through our website. Materialise OnSite customers tend to be industrial customers looking to rapid prototype parts quickly and reliably, often taking advantage of fast-lane machines to ensure short lead times for time-critical projects. i.materialise addresses a similar customer base but also target independent designers and CAD hobbyists who often sell their creations or their services to others.

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

Manufacture and Supply. We produce our 3D printed products at our service centers in Belgium, Brazil, the Czech Republic, Germany, Poland, Japan and the United States. We print substantially all of products in-house using a variety of technologies, including stereolithography, laser sintering, FDM, PolyJet, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes. As of December 31, 2024, we operated a total of 206 3D printers, five vacuum casting machines and 39 CNC machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labelling of our products. The table below provides selected information about our 3D printers and vacuum casting machines:

Technology	Size	Manufacturer	Number
Stereolithography	Small/Medium Size	3D Systems Corporation / Other	38
	Large Size	Stratasys	2
	Mammoth	Materialise(1)	15

DLP	Small Size	Asiga/ Stratasys	11
PolyJet	Connex	Stratasys Ltd.	4

FDM	Small Size(2)	Stratasys Ltd.	2
	Medium Size(3)	Stratasys Ltd.	12
	Large Size(4)	Stratasys Ltd.	16

Laser Sintering	Small Size	EOS GmbH	14
	Medium Size	3D Systems Corporation/ EOS GmbH / Other	27
	Large Size	EOS GmbH / Ricoh / Sindoh	25

Multi Jet Fusion	Medium Size	HP	15

Sand Binding	Large Size	ExOne	4

Vacuum Casting	Medium Size	MCP HEK GmbH	2
	Medium Size	SCHUHL	1
	Large Size	MCP HEK GmbH	2

Direct Metal Laser Sintering	Medium Size	EoS GmbH / GE Additive / SLM Solutions	18
	Large Size	SLM Solutions	3

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

As of December 31, 2024, 51 printers produced parts exclusively for our Materialise Medical segment, while the other 155 printers and five vacuum casting machines produced parts for our Materialise Manufacturing segment.

As of December 31, 2024, all of our 3D printers and vacuum casting machines were either owned or held under a lease contract. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.

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

Research and Development

We have an ongoing research and development program to improve and expand the capabilities of our existing technology portfolio, which reflects our continued investments in a range of disciplines, including software development, industrial, mechanical and biomedical engineering.

We have a long history of research and development through collaborations, which augment our internal development efforts. As of December 31, 2024, we were active in approximately 20 government funded research projects and we also employed multiple researchers with a publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2024, we had more than 50 active research and development projects in various stages of completion and approximately 512 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Spain, the United Kingdom, the United States, Colombia, Ukraine and Malaysia.

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

As of December 31, 2024, our portfolio of intellectual property featured 488 issued patents and an additional 150 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2025 and 2040, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

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

In addition, we own the trademark registrations for “Materialise”, “ACTech” and FEops and trademark registrations and pending applications for many of our services and software solutions in those territories where we have substantial sales, including “CO-AM,” “Mimics,” “3-matic,” “Inspector,” “Magics,” “RapidFit+,” “Heartprint,” “ADaM,” “Surgicase,” “Enlight,” “Mindware,” “Streamics,”, “Phits,”, “HEARTguide,” “MITRALguide” and “TAVIguide,” among others.

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

Our headquarters in Belgium, our manufacturing sites in Czech Republic and Poland, and ACTech’s facility in Germany, have an effective environmental management system with ISO 14001:2015 certification.

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

Moreover, these laws and regulations are subject to change. For example, on May 26, 2021, the Medical Devices Regulation became applicable in the European Union and replaced the Medical Device Directive. This transition required us to adopt a series of measures to ensure compliance. Additionally, we have secured extension letters for our existing EU Medical Device Directive certificates, allowing us to market these devices until at least 2027. As a result we have reduced the associated regulatory risks and we will continue to update our systems and product registrations during the provided transition period to comply with this new Regulation. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Materialise Medical Segment and Regulatory Environment—Healthcare policy changes, including legislation to reform the U.S. healthcare system, could adversely affect us.”

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

The following illustrates our corporate structure as of the date of this annual report:

Notes: The dissolution ( or strike-off) process of our former subsidiary OrthoView Holdings Limited ended the 18th of March 2025.

Materialise Netherlands BV was incorporated on the 8th of January 2025.

D.	Property, Plants and Equipment

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France, Germany, Poland and the United States. We also lease other service centers and sales offices, which are located in Austria, Australia, Belgium, Brazil, China, Colombia, France, Germany, Italy, India, Japan, Malaysia, Spain, Ukraine, the United Kingdom, the United States, Poland, and South Korea. The aggregate annual lease payments for our facilities in 2024, 2023 and 2022 were € 2.2 million, € 2.2 million and € 2.0 million, respectively. The table below provides selected information regarding our facilities as of December 31, 2024.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Leuven, Belgium	Leased	Warehouse	165 sq. m.	March 31, 2025
Beringen, Belgium	Leased	Office; production	2,848.25 sq. m.	October 31, 2030
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Ann Arbor, Michigan, United States	Leased	Office; production	2,771 sq. ft.	April 30, 2028
Ann Arbor, Michigan, United States	Leased	Office	1,030 sq.ft	December 31, 2026
Lexington, KY, United States	Leased	Office	1,872 sq. ft.	August 31, 2027
Princeton, NJ, United States	Leased	Office	2,866 sq. ft.	March 31, 2025
Lafayette, CO, United States	Leased	Office	2,218 sq. ft.	February 28, 2028
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	515.58 sq. m.	March 31, 2026
Kawasaki, Japan	Leased	Production	205 sq. m.	May 19, 2027
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Gilching, Germany	Leased	Office	399 sq. m.	December 31, 2024
Bremen, Germany	Owned	Office	6,724 sq. m.	N/A
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2029
Paris, France	Leased	Office	564.40 sq. m.	May 31, 2028
Kyiv, Ukraine	Leased	Office	2,532.6 sq. m.	February 28th 2025 under negotiation to extend every 6 months (due to war conditions)
Sheffield, United Kingdom	Leased	Office	1,575 sq. ft.	No fixed end date
Southampton, United Kingdom	Leased	Office	2,046 sq. ft.	May 31, 2028
Shanghai, China	Leased	Office	1,200 sq. m.	June 8, 2025
Medellin, Colombia	Leased	Office	248 sq. m.	May 31, 2026
	Leased	Office	64 sq. m.	January 31, 2026
	Leased	Office	190 sq. m.	November 30, 2025
	Leased	Office	59.79 sq. m.	March 14, 2026
	Leased	Office	60.31 sq. m.	Feb 28, 2025
	Leased	Office	55 sq. m.	July 31, 2025
Wroclaw, Poland	Owned	Office; production	2.3975 hectare	N/A
Gold Coast, Australia	Leased	Office	N/A	January 22, 2025
Milan, Italy	Leased	office	26 sq. m.	March 31, 2029
Freiberg, Germany	Owned	Office, Production, Parking (Land)	34,273 sq. m.	N/A
Freiberg, Germany	Owned	Office, warehouse, production, parking (Land)	24,243 sq. m.	N/A
Bangalore, India	Leased	Office	2,000 sq. ft.	September 30, 2027
Rio Claro, Brazil	Leased	Corporate Offices, R&D Laboratory, Production	4,092.27 sq. m.	August 5, 2029
Seoul, South Korea	Leased	Shared workspace	N/A	January 31, 2025
Tianjin, China	Leased	Office	129 sq. m.	March 19, 2025
Zwijnaarde, Belgium	Lease	Office	189,69 sq.m	January 31, 2026

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

As of December 31, 2024, our team consisted of 2,514 FTEs and fully dedicated consultants. Our portfolio of intellectual property featured 488 issued patents and 150 pending patent applications as of December 31, 2024. For the year ended December 31, 2024, we generated € 266.8 million of revenue, representing 4% increase over the prior year, a net profit of € 13.4 million, an Adjusted EBIT of € 9.7 million and an Adjusted EBITDA of € 31.5 million. For a description of Adjusted EBIT, Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBIT and Adjusted EBITDA, see “—Other Financial Information” below.

FEops Acquisition

On July 18, 2024, we acquired FEops NV, a Belgian company that develops AI-driven simulation technology to improve procedure efficiency and clinical outcomes for structural heart interventions. We expect the acquisition will allow us to expand our cardiovascular solutions with predictive simulation capabilities, advancing the personalized treatment of patients with heart diseases.

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

Recent Developments

See Note 27 to our audited consolidated financial statements for disclosure of significant transactions and significant changes in our financial condition or results of operations that occurred subsequent to December 31, 2024. In addition, see “Trend Information” below.

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

Such grants have been received from the federal and regional governments and from the European Union in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven, Belgium and of the construction of a new production facility in Freiberg, Germany.

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

In the year ended December 31, 2020 we determined that the criteria for internally generated intangible assets were met for certain subprojects related to our internal digital transformation program. With this program, we are investing in our IT landscape and upgrading and/or standardizing part of our digital core business. We have further invested in 2024, and will continue to invest in 2025 in state-of-the-art technology that is available on the market to upgrade our CRM, ERP and license management software. Together with this implementation, we will also upgrade and further develop those internal software programs that are closely related to 3D printing and the specific needs that arise from 3D printing. The integration of both standard and internal systems in the digital chain of Materialise is crucial and requires deep analysis, development and technical validation. It is expected that it will not only streamline our processes internally and help us reduce costs in maintenance in the short term, but it also will allow us to learn from this and commercialize this knowledge by making our software even easier to integrate with standard systems. This competitive advantage should become important in the coming years where 3D printing will be more and more integrated on the traditional manufacturing floor. As of December 31, 2024, we capitalized € 8.9 million as software and carried € 0.3 million as assets under construction in respect of those projects.

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

Income Taxes

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2024, we had current and non-current receivables related to tax credits for an amount of € 6 million (2023: € 5 million; 2022: € 5 million).

As of December 31, 2024, we had € 119 million (2023: € 92 million; 2022: € 88 million) of tax losses carried forward and Innovation Income Deductions, of which € 56 million related to Materialise NV (2023: € 47 million; 2022: € 45 million). These losses related to Materialise NV and subsidiaries that have a history of losses, in countries where these losses do not expire and may not be used to offset taxable income elsewhere in our consolidated group.

Under the Belgian Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis.

With respect to the tax losses carried forward and Innovation Income Deductions carried forward, no deferred tax asset was recognized at December 31, 2024 (2023: € 0.1 million; 2022: € 0.2 million) for Materialise NV and we recognized a deferred tax asset of € 1.2 million for Materialise USA (2023: € 1.0 million; 2022: € 1.6 million).

We have not recognized deferred tax assets on unused tax losses and Innovation Income Deduction totaling € 29 million as at December 31, 2024 (2023: € 22 million; 2022: € 19 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses and Innovation Income Deduction can be utilized. If all deferred tax assets related to unused tax losses carried forward and Innovation Income Deduction would meet the criteria for recognition, net result for the year would have improved by € 29 million in 2024 through a deferred tax benefit. This would represent the planned recovery of € 29 million of unused tax losses carried forward and Innovation Income Deduction in future periods. Further details on taxes are disclosed in Note 22.10 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

We have goodwill for a total amount of € 43.4 million as of December 31, 2024 (2023: € 43.2 million; 2022: € 44.2 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget, and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. Total impairment charges recorded during 2024 were € 0.0 million (2023: € 4.2 million; 2022: € 0.7 million).

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

Convertible Loan Granted to Fluidda

We account for the convertible loan granted to Fluidda in January 2019, with a notional amount of € 2.5 million, at fair value. The carrying value of the convertible loan amounts to € 4.0 million at December 31, 2024. Fluidda is a private start-up company which offers turnkey contract research services for drug development and medical device development. In determining the fair value of the convertible loan, we consider different contractual parameters such as the repayment and conversion scenarios and dates. In addition, we must make significant estimates such as (i) the discount rate, (ii) the probability and timing of each repayment and conversion scenario, and (iii) the amount of a qualified capital increase that will determine the conversion factor. We have applied a discount factor that is based on the estimated weighted average cost of capital of Fluidda, reflecting the uncertainty in relation to Fluidda’s ability to be successful and the applied estimates by our consolidated group.

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

Results of Operations

Comparison of Years Ended December 31, 2024 and 2023

	For the year ended December 31,
in 000€, except percentages	2024	2023	% Change
Revenue	266,765	256,127	4.2%
Cost of sales	(115,940)	(110,996)	4.5%
Gross profit	150,826	145,131	3.9%
Research and development expenses	(44,400)	(38,098)	16.5%
Sales and marketing expenses	(61,620)	(57,822)	6.6%
General and administrative expenses	(39,597)	(37,068)	6.8%
Net other operating income	4,223	(6,524)
Operating profit	9,432	5,619
Financial expenses	(2,969)	(3,865)
Financial income	7,677	5,019
Profit before taxes	14,139	6,772
Income taxes	(733)	(78)
Net profit	13,406	6,695

Revenue. Revenue increased by € 10.6 million , or 4%, to € 266.8 million in the year ended December 31, 2024, from € 256.1 million in the year ended December 31, 2023.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2024	2023
Americas	115,100	97,399
Europe & Africa	133,588	138,741
Asia-Pacific	18,077	19,988
Total	266,765	256,127

Revenue generated in Europe & Africa decreased by € 5.2 million, or 3.7%, in the year ended December 31, 2024, compared to the year ended December 31, 2023, due to lower revenue from our Materialise Manufacturing segment. This decline was partially offset by stable performance in our Materialise Software segment and revenue growth in our Materialise Medical segment. Revenue generated throughout the Americas increased by € 17.7 million, or 18.2%, in the year ended December 31, 2024, compared to the year ended December 31, 2023, due to higher revenue from our Materialise Medical, Materialise Manufacturing and Materialise Software segments. Revenue generated in Asia-Pacific decreased by € 1.9 million, or 9.6% in the year ended December 31, 2024, compared to the year ended December 31, 2023, due to lower revenue from our Materialise Manufacturing and Materialise Software segments, while our Materialise Medical segment had a stable performance.

During 2024, revenue from our Materialise Medical segment increased, while revenue from our Materialise Software and Materialise Manufacturing segments declined compared to 2023.

Revenue from our Materialise Medical segment increased € 15.0 million, or 14.8%, from € 101.4 million in the year ended December 31, 2023, to € 116.4 million in the year ended December 31, 2024. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by € 1.7 million, or 6.3%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 85.0% of all medical software revenues in the year ended December 31, 2024, compared to 87.2% in the year ended December 31, 2023. Our non-recurrent revenue from perpetual licenses and services increased by 13.0% to € 4.6 million in the year ended December 31, 2024, compared to € 4.1 million in the year ended December 31, 2023. Deferred revenue from license and maintenance fees amounted to € 1.8 million in the year ended December 31, 2024, compared to € 0.7 million in the year ended December 31, 2023. Revenues from medical devices and services grew by € 12.2 million, or 17.5%, in the year ended December 31, 2024, driven by growth in all of our sales channels across our different core markets. As of December 31, 2024, our Materialise Medical segment operated 51 3D printers, as compared to 50 as of December 31, 2023.

Revenue from our Materialise Software segment decreased € 0.5 million, or 1.2%, from € 44.4 million in the year ended December 31, 2023, to € 43.9 million in the year ended December 31, 2024. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by € 2.7 million, or 9.1%, in the year ended December 31, 2024. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by € 3.2 million, or 21.9%, in the year ended December 31, 2024. Deferred revenue from license and maintenance fees amounted to € 0.6 million in the year ended December 31, 2024, compared to € 0.8 million in the year ended December 31, 2023.

Revenue from our Materialise Manufacturing segment decreased € 3.8 million, or 3.4%, from € 110.3 million in the year ended December 31, 2023, to € 106.5 million in the year ended December 31, 2024. Materialise Manufacturing operated 155 3D printers, 39 CNC machines and 5 vacuum casting machines as of December 31, 2024, compared to 157 3D printers, 28 CNC machines and 5 vacuum casting machines as of December 31, 2023, respectively.

Cost of sales. Cost of sales was € 115.9 million in the year ended December 31, 2024, compared to € 111.0 million in the year ended December 31, 2023, representing an increase of € 4.9 million, or 4.5%.This increase in cost of sales was related to increased sales volumes, increased subcontracting volumes and prices, and the impact of inflation related to energy, materials and compensation expenses.

Gross profit. Gross profit increased € 5.7 million from € 145.1 million in the year ended December 31, 2023, to € 150.8 million in the year ended December 31, 2024, mainly driven by increased total revenue, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 56.5% in the year ended December 31, 2024, compared to 56.7% in the year ended December 31, 2023.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, to € 145.6 million in the year ended December 31, 2024, compared to € 133.0 million in the year ended December 31, 2023. R&D expenses increased from € 38.1 million to € 44.4 million, or 16.5%. S&M expenses increased from € 57.8 million to € 61.6 million, or 6.6%. G&A expenses increased from € 37.1 million to € 39.6 million, or 6.8%.

Net other operating income .Net other operating income increased to a positive € 4.2 million, in the year ended December 31, 2024, compared to a net expense of € 6.5 million in the year ended December 31, 2023. The main drivers of this increase were withholding tax exemptions of € 3.4 million, grants received of € 1.5 million, and R&D tax credits of € 1.2 million. These gains were partially offset by amortization expenses of acquired intangible assets, which represented an expense of € 3.3 million for the year ended December 31, 2024. Net operating expenses included an arbitration settlement of € 5.2 million, an impairment loss related to intangible assets and goodwill of € 4.2 million, and amortization expenses of acquired intangible assets of € 4.0 million for the year ended December 31, 2023.

Net financial income (financial income and financial expense). Net financial income was € 4.7 million in the year ended December 31, 2024, compared to a net income of € 1.2 million in the year ended December 31, 2023. In 2024, the net positive result was mainly due to increased foreign exchange gains and decreased interest expense on our loans and borrowings.

Income taxes. Income taxes in the year ended December 31, 2024 resulted in an expense of € 0.7 million, which was a combination of deferred tax benefits amounting to € 1.1 million and current income tax expenses of € 1.9 million.

Net profit/loss. As a result of the factors described above, net profit amounted to € 13.4 million in the year ended December 31, 2024 compared to € 6.7 million in the year ended December 31, 2023.

Other Financial Information

We use EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of our financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBIT and EBITDA, respectively. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of our day-to-day operations. We also use segment Adjusted EBITDA to evaluate the performance of our three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on our indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. We believe that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. Our calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Disclosure in this annual report of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Profit to Adjusted EBIT (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2024	2023	2022
Net profit (loss)	13,406	6,695	(2,153)
Income tax expense / (benefit)	733	78	975
Financial expenses	2,969	3,865	4,420
Financial income	(7,677)	(5,019)	(6,114)
EBIT (unaudited)	9,432	5,619	(2,872)
Share-based compensation expenses(1)	285	39	(140)
Acquisition-related expenses of business combinations(2)	24	—	—
Impairments(3)	—	4,228	—
Adjusted EBIT (unaudited)	9,741	9,886	(3,013)
(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of FEops on July 18, 2024.
(3)	Impairments represents the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan in 2023.

Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2024	2023	2022
Net profit (loss)	13,406	6,695	(2,153)
Income tax expense / (benefit)	733	78	975
Financial expenses	2,969	3,865	4,420
Financial income	(7,677)	(5,019)	(6,114)
Depreciation and amortization	21,742	21,511	22,026
EBITDA (unaudited)	31,175	27,130	19,154
Share-based compensation expenses(1)	285	39	(140)
Acquisition-related expenses of business combinations(2)	24	—	—
Impairments(3)	—	4,228	—
Adjusted EBITDA (unaudited)	31,484	31,397	19,014
(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of FEops on July 18, 2024.
(3)	Impairments represents the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan in 2023.

EBIT and EBITDA. As a result of the factors described above, our consolidated EBIT was € 9.4 million in the year ended December 31, 2024, compared to € 5.6 million in the year ended December 31, 2023, an increase of € 3.8 million. Our consolidated EBITDA was € 31.2 million in the year ended December 31, 2024, compared to € 27.1 million in the year ended December 31, 2023, an increase of € 4.0 million. During 2024, we continued to strategically invest in our growth businesses and progressed on our transition to cloud-based annual license revenue in our Materialise Software segment. In 2024, revenue increased by 4.2%. Our 2024 EBIT and EBITDA included expenses of € 0.3 million from share-based compensation expenses and acquisition-related expenses. These expenses were not reflected in our Adjusted EBIT and Adjusted EBITDA. Our consolidated Adjusted EBIT was € 9.7 million in the year ended December 31, 2024, compared to € 9.9 million in the year ended December 31, 2023, a decrease of € 0.1 million. Our consolidated Adjusted EBITDA was € 31.5 million in the year ended December 31, 2024, compared to € 31.4 million in the year ended December 31, 2023, an increase of € 0.1 million.

Comparison of Years Ended December 31, 2024 and 2023 by Segment

	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments	Unallocated	Consolidated
For the year ended December 31, 2024
Revenues	116,358	43,899	106,508	266,765	—	266,765
Segment Adjusted EBITDA	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment Adjusted EBITDA %	30.6%	12.7%	1.6%	16.0%		11.8%
For the year ended December 31, 2023
Revenues	101,376	44,442	110,310	256,127	—	256,127
Segment Adjusted EBITDA	26,544	7,450	7,537	41,530	(10,133)	31,397
Segment Adjusted EBITDA %	26.2%	16.8%	6.8%	16.2%		12.3%
(1)	Unallocated Segment Adjusted EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense) and the added share-based compensation expenses, acquisition related expenses of business combinations, impairment and fair value of business combinations that are included in Adjusted EBITDA when not attributable to a segment.

Our Materialise Medical segment’s Adjusted EBITDA amounted to € 35.6 million in the year ended December 31, 2024, compared to € 26.5 million in the year ended December 31, 2023. The segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 30.6% in the year ended December 31, 2024 from 26.2% in the year ended December 31, 2023. The increase in the segment’s Adjusted EBITDA margin was as a result of increased revenues while keeping costs under control.

Our Materialise Software segment’s Adjusted EBITDA was € 5.6 million in the year ended December 31, 2024, compared to € 7.5 million in the year ended December 31, 2023. This segment’s Adjusted EBITDA margin decreased to 12.7% in the year ended December 31, 2024, from 16.8% for the year ended December 31, 2023. The decrease in the segment’s Adjusted EBITDA margin was the result further investing in R&D expenses and the transition to a cloud and subscription-based business model.

Our Materialise Manufacturing segment’s Adjusted EBITDA amounts to € 1.7 million in the year ended December 31, 2024, from € 7.5 million in the year ended December 31, 2023. The Adjusted EBITDA margin of this segment decreased to 1.6% in the year ended December 31, 2024, from 6.8% in the year ended December 31, 2023, as a result of less favorable market conditions and continued investments in our growth business lines.

Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2024	2023
Net profit	13,406	6,695
Income tax expense / (benefit)	733	78
Financial expenses	2,969	3,865
Financial income	(7,677)	(5,019)
Operating profit / (loss)	9,432	5,619
Depreciation and amortization	21,742	21,511
Corporate research and development	3,681	2,785
Corporate headquarters costs	10,254	10,464
Net other operating (income) expense	(2,350)	(3,077)
Impairments(1)	—	4,228
Segment EBITDA adjustments(2)	24	—
Segment Adjusted EBITDA (unaudited)	42,784	41,530
(1)	Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (€ 3.6 million) and the impairment of tangible and intangible assets of Engimplan (€ 0.7 million) for the year ended December 31, 2023.
(2)	Segment EBITDA adjustments represent expenses incurred in connection with the acquisition of FEops. See “Reconciliation of NET Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis” above.

Comparison of Years Ended December 31, 2023 and 2022

	For the year ended December 31,
in 000€, except percentages	2023	2022	% Change
Revenue	256,127	232,023	10.4%
Cost of sales	(110,996)	(103,255)	7.5%
Gross profit	145,131	128,768	12.7%
Research and development expenses	(38,098)	(37,568)	1.4%
Sales and marketing expenses	(57,822)	(62,125)	(6.9)%
General and administrative expenses	(37,068)	(35,143)	5.5%
Net other operating income (expenses)	(6,524)	3,196	(304.1)%
Operating profit	5,619	(2,872)
Financial expenses	(3,865)	(4,420)
Financial income	5,019	6,114
Profit (loss) before taxes	6,772	(1,178)
Income tax expense / (benefit)	(78)	(975)
Net profit (loss)	6,695	(2,153)

Revenue. Revenue was € 256.1 million in the year ended December 31, 2023 compared to € 232.0 million in the year ended December 31, 2022, an increase of € 24.1 million, or 10.4%.

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

Gross profit. Gross profit increased € 16.4 million from € 128.8 million in the year ended December 31, 2022, to € 145.1 million in the year ended December 31, 2023, mainly driven by increased revenue in all three Materialise segments, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 56.7% in the year ended December 31, 2023, compared to 55.5% in the year ended December 31, 2022.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses decreased, in the aggregate, to € 133.0 million in the year ended December 31, 2023, compared to € 134.8 million in the year ended December 31, 2022. R&D expenses increased from € 37.6 million to € 38.1 million, or 1.4%. S&M expenses decreased from € 62.1 million to € 57.8 million, or 6.9%, driven by our Materialise Software segment sales reorganization. G&A expenses increased from € 35.1 million to € 37.1 million, or 5.5%. The G&A expenses included the roll-out of our ongoing internal digital transformation project.

Net other operating income. Net other operating income decreased to a negative € 6.5 million, in the year ended December 31, 2023, compared to a positive € 3.2 million net other operating income in the year ended December 31, 2022. The main drivers of this decrease were an arbitration settlement of € 5.2 million, an impairment loss related to intangible assets of € 3.0 million, an impairment loss related to goodwill of € 1.2 million, and an amortization expenses of acquired intangible assets, which represented an expense of € 4.0 million for the year ended December 31, 2023, compared to € 5.1 million for the year ended December 31, 2022. These expenses were partially offset by withholding tax exemptions (€ 3.0 million), grants received (€ 1.8 million), and R&D tax credits (€ 1.4 million).

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

Other Financial Information

EBIT and EBITDA. As a result of the factors described above, our consolidated EBIT was € 5.6 million in the year ended December 31, 2023, compared to €  (2.9) million in the year ended December 31, 2022, an increase of € 8.5 million. Our consolidated EBITDA was € 27.1 million in the year ended December 31, 2023, compared to € 19.2 million in the year ended December 31, 2022, an increase of € 8.0 million. During 2023, we continued to strategically invest in our growth businesses and progressed on our transition to cloud-based annual license revenue in our Materialise Software segment. In 2023, revenue increased by 10.4%. Our 2023 EBIT and EBITDA included expenses of € 4.2 million from the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan. These expenses were, among others, not reflected in our Adjusted EBIT and Adjusted EBITDA. Our consolidated Adjusted EBIT was € 9.9 million in the year ended December 31, 2023, compared to €  (3.0) million in the year ended December 31, 2022, an increase of € 12.9 million. Our consolidated Adjusted EBITDA was € 31.4 million in the year ended December 31, 2023, compared to € 19.0 million in the year ended December 31, 2022, an increase of € 12.4 million

Comparison of the Years Ended December 31, 2023 and 2022 by Segment

	Materialise	Materialise	Materialise	Total
in 000€	Software	Medical	Manufacturing	segments	Unallocated (1)	Consolidated
For the year ended December 31, 2023
Revenues	101,376	44,442	110,310	256,127	—	256,127
Segment Adjusted EBITDA	26,544	7,450	7,537	41,530	(10,133)	31,397
Segment Adjusted EBITDA %	26.2%	16.8%	6.8%	16.2%		12.3%

For the year ended December 31, 2022
Revenues	84,846	43,688	103,489	232,023	—	232,023
Segment Adjusted EBITDA	18,822	1,514	8,229	28,565	(9,551)	19,014
Segment Adjusted EBITDA %	22.2%	3.5%	8.0%	12.3%		8.2%
(1)	Unallocated Segment Adjusted EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense) and the added share-based compensation expenses, acquisition related expenses of business combinations, impairment and fair value of business combinations that are included in Adjusted EBITDA when not attributable to a segment.

Our Materialise Medical segment’s Adjusted EBITDA amounted to € 26.5 million in the year ended December 31, 2023, compared to € 18.8 million in the year ended December 31, 2022. The segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 26.2% in the year ended December 31, 2023 from 22.2% in the year ended December 31, 2022. The increase in the segment’s Adjusted EBITDA margin was as a result of increased revenues while keeping costs under control.

Our Materialise Software segment’s Adjusted EBITDA was € 7.5 million in the year ended December 31, 2023, compared to € 1.5 million in the year ended December 31, 2022. This segment’s Adjusted EBITDA margin increased to 16.8% in the year ended December 31, 2023, from 3.5% for the year ended December 31, 2022. The increase in the Adjusted EBITDA margin was the result of costs containment efforts while further investing in R&D expenses

Our Materialise Manufacturing segment’s Adjusted EBITDA amounts to € 7.5 million in the year ended December 31, 2023, from € 8.2 million in the year ended December 31, 2022. The Adjusted EBITDA margin of this segment decreased to 6.8% in the year ended December 31, 2023, from 8.0% in the year ended December 31, 2022, as a result of less favorable market conditions and continued investments in our growth business lines.

Reconciliation of Net Profit to Segment Adjusted EBITDA

	For the year ended December 31,
in 000€	2023	2022
Net profit (loss)	6,695	(2,153)
Income tax expense / (benefit)	78	975
Financial expenses	3,865	4,420
Financial income	(5,019)	(6,114)
Share in loss of joint venture	—	—
Operating profit	5,619	(2,872)
Depreciation and amortization	21,511	22,026
Corporate research and development	2,785	2,600
Corporate headquarters costs	10,464	9,504
Net other operating income (expense)	(3,077)	(2,693)
Impairments(1)	4,228	—
Segment Adjusted EBITDA (unaudited)	41,530	28,565
(1)	Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (€ 3.6 million) and the impairment of tangible and intangible assets of Engimplan (€ 0.7 million).
B.	Liquidity and Capital Resources

Prior to our initial public offering, we historically funded our operations principally from cash generated from operations and borrowings. From our initial public offering on June 30, 2014 through December 31, 2024, we have raised approximately $ 258.5 million in aggregate net proceeds from public offerings of our ADSs and a private placement of our ordinary shares. As we continue to grow our business, we envision funding our operations through multiple sources, including the remaining proceeds from our equity offerings, and future earnings and cash flow from operations and borrowings. We may also seek to raise additional capital from offerings of our equity or debt securities on an opportunistic basis when we believe there are suitable opportunities for doing so.

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

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2024, 2023 and 2022.

	For the year ended December 31,
in 000€	2024	2023	2022
Net cash flow from operating activities	31,456	20,157	22,288
Net cash flow from/(used in) investing activities	(28,588)	(11,037)	(53,861)
Net cash flow from/(used in) financing activities	(27,644)	(22,368)	(22,510)
Net increase / (decrease) of cash and cash equivalents	(24,776)	(13,248)	(54,082)

Comparison of Years Ended December 31, 2024 and 2023

Net cash flow from operating activities amounted to € 31.5 million in the year ended December 31, 2024 compared to € 20.2 million in the year ended December 31, 2023, an increase of € 11.3 million, or 56.1%. In the year ended December 31, 2024, the net cash flow from operating activities was the result of the income statement cash result of € 32.9 million, decreased by working capital requirements of € 2.7 million, offset by increased deferred revenue of € 1.3 million.

Net cash flow used in investing activities was € 28.6 million in the year ended December 31, 2024 compared to € 11.0 million in the year ended December 31, 2023, an increase of € 17.6 million, or 159.0%. The increase was mainly due to investments in property, plant, and equipment.

Net cash flow used in financing activities was € 27.6 million in the year ended December 31, 2024, compared to € 22.4 million in net cash flow from financing activities in the year ended December 31, 2023. Our repayment of borrowings and leases amounted to € 26.4 million in the year ended December 31,2024.

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

Investments in Property, Plant & Equipment and Intangible Assets

The table below describes cash paid for investments in property, plant & equipment and intangible assets for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
in 000€	2024	2023	2022
Purchase of property, plant and equipment	24,649	9,235	21,608
Purchase of intangible assets	1,728	2,525	3,165
Total	26,377	11,760	24,773

Indebtedness

As of December 31, 2024, we had loans and borrowings in the total amount of € 41.3 million, with mainly fixed interest rates. These loans include secured bank loans used to finance the acquisition of ACTech, the construction of office and production facilities in Belgium and Poland, the acquisition of production equipment and installations, and research and development projects.

The following table sets forth our principal indebtedness:

	As of December 31,
in 000€	2024	2023	2022
K€50,000 KBC credit facility	—	—	—
K€35,000 EIB bank loan	15,833	21,667	27,500
K€28,000 acquisition bank loan	—	10,000	12,559
K€17,700 secured bank loans	13,348	14,904	16,165
K€12,300 bank loans ACTech	1,230	3,546	5,860
K€5,000 other facility loan	1,094	1,496	1,881
Bank investment loans - top 20 outstanding	2,023	4,778	8,828
Bank investment loans - other	—	—	606
Lease liabilities	7,726	7,943	7,485
Related party loan	30	64	96
Total loans and borrowings	41,284	64,398	80,980
Current	12,997	25,483	19,960
Non-Current	28,287	38,915	61,020

K€50,000 KBC credit facility

In October 2022, we entered into a credit facility agreement with KBC which allows for a € 50 million delayed draw. The credit facility provides for first draw between October 2022 and April 2025, repayable in full in April 2030, with an interest rate of 3.56% A second draw may be made between October 2022 and June 2025, repayable in full in June 2031, with an interest rate of 3.81%. A third and final draw can be made between October 2022 and June 2026, repayable in full in June 2032, with an interest rate of 3.87%. As of December 31, 2024 the credit line remains unused.

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

Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The applied rate for the first tranche is initially equal to 2.4%. The applied rate for the second tranche is initially equal to 2.72%. The applied interest rate varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.

K€28,000 Acquisition loan

This bank loan was concluded in October 2017 to finance the acquisition of ACTech. The loan included a portion of € 18.0 million, repayable monthly over five years, and a bullet portion of € 10.0 million, which was reimbursed at once in October 2024. The interest rate was fixed for the duration of the loan, and amounted to 1% on average for both portions. The bank loans were secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants. The loan was fully repaid as of December 31, 2024.

K€17,700 secured bank loans

The € 17.7 million loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to € 11.7 million; and repayments started in June 2023. The agreement for the Polish facility financing amounts to € 6.0 million (fully drawn per end of 2020), and repayments started in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech Group were refinanced entirely for the amount of € 9.3 million, with adjusted maturity to May 2025 and first reimbursements in August 2020. The interest rate has been fixed at approximately 1.6%, and pledges have been granted including a € 4.7 million mortgage on ACTech’s facilities and a guarantee by Materialise NV. In addition, a new investment credit of € 3.0 million was obtained from Commerzbank in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%.

K€5,000 - Other facility loan

This facility loan was contracted in 2012 for the construction of Leuven office and production facilities. The balance of this loan amounts to € 1.1 million per December 31, 2024. The loan has a repayment schedule of 15 years and interest rate is fixed at 4.61%.

Miscellaneous investment loans

The 20 largest of these loans outstanding as of December 31, 2024 amount to a balance of € 2.0 million. They have been agreed in 2020 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

Lease liabilities

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2024 the balance of these lease agreements amounts to € 7.7 million, and are mostly at fixed interest rates with weighted average below 1%.

Related party loan

Lunebeke NV, a related party of the Group as discussed in Note 26, has granted the Group a loan of K€400 at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amount outstanding as of December 31, 2024 is K€30 (2023: K€64; 2022: K€96). The interest expense for the year ended December 31, 2024 is K€2 (2023:K€3; 2022:K€5).

Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2024, 2023 and 2022 were € 102.3 million, € 127.6 million and € 140.9 million, respectively.

We have one undrawn line of credit at December 31, 2024, a credit facility agreement with KBC, which provides for a € 50 million delayed draw. For more information, see “—K€50,000 KBC credit facility” above. Reservation cost for all 3 tranches amounts to 0.15% per year.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to general limitations imposed by the corporate laws and certain restrictions in the jurisdictions that we operate in. For example, China has very specific approval regulations for all capital transfers to or from the country, certain capital transfers to and from Ukraine are subject to obtaining a specific permit and current legislation in Brazil permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2024, 2023 and 2022, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The table below sets forth our contractual obligations as of December 31, 2024, which represents contractually committed future obligations:

		Less than 1			More than 5
in 000€	Total	year	2-3 years	4-5 years	years
Loans and borrowings	33,558	10,383	14,433	3,463	5,279
Lease Liabilities	7,726	2,614	3,402	1,490	220
Scheduled interest payments(1)	2,082	887	788	285	122
Purchase obligations	29,544	15,786	13,758	0	0
Total	72,910	29,670	32,381	5,238	5,621
(1)	Scheduled interest payments comprise the interest payable on loans and borrowings and lease commitments. No interest is payable on the other contractual obligations in the above table.

As of December 31, 2024 we had purchase commitments of K€5,370 (2023: K€9,330; 2022: K€0) related to property, plant and equipment.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following tables set forth certain information with respect to the current members of our board of directors and senior management:

Directors:

Name	Age	Time served as director	Position
Wilfried Vancraen	63	Since 1990 (35 years)	Founder & Chairman of the Board
Peter Leys	60	Since 2013 (12 years)	Director
A Tre C CVOA, represented by Johan De Lille	62	Since 2006 (19 years)	Director
Hilde Ingelaere	63	Since 1997 (28 years)	Director
Sander Vancraen	34	Since 2020 (5 years)	Director
Jürgen Ingels	54	Since 2013 (12 years)	Director
Jos Vander Sloten	62	Since 2007 (18 years)	Director
Lieve Verplancke	65	Since 2015 (10 years)	Director
Bart Luyten	48	Since 2017 (8 years)	Director
Volker Hammes	61	Since 2018 (7 years)	Director

Senior Management and Executive Committee Members:

Name	Age	Position
Seaquence bv, represented by Johan Pauwels	57	Executive Vice President, Chief Operating Officer (COO)
BEspired bv, represented by Bart Van der Schueren	58	Chief Strategy and Technology Officer
Finstraco bv. represented by Koen Berges	49	Chief Financial Officer
De Vet Management bv, represented by Brigitte de Vet-Veithen	54	Chief Executive Officer (CEO)
Level 5 bv, represented by Jurgen Laudus	46	Vice President, Materialise Manufacturing segment
SoHo services bv, represented by Conny Hooghe	59	Vice President, Human Resources
Super Mare & Park bv, represented by Carla Van Steenbergen	49	Executive Vice President, Director Corporate Affairs
Nika Tech bv, represented by Udo Eberlein	57	Vice President, Software Segment
GLoMAICo bv, represented by Koen Peters	47	Vice President, Medical Segment

The term of the directorship of each member of our board of directors will expire at the 2025 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium.

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

Carla Van Steenbergen. Carla Van Steenbergen, as permanent representative of Super Mare & Park BV, has served as our in-house counsel since 2003, and her role has gradually evolved into our Chief Legal Officer. Ms. Van Steenbergen is a member of our Executive Committee in addition to being secretary to the board of directors. In addition to these roles, since 2024, Ms. Van Steenbergen assumed responsibility for the Company’s procurement department and its M&A and partnerships activities. Ms Van Steenbergen graduated from the law faculty of KU Leuven in 1999. After having worked for three years at Brussels’ based law firm Marx Van Ranst Vermeersch & Partners, she temporarily moved to London to earn a LLM degree at King’s College London.

Udo Eberlein. Udo Eberlein, the representative of Nika Tech BV, has served as our Vice President of Software, since November 2023. Prior to that, in February 2021, Mr. Eberlein co-founded Goldn, an online working space for cosmetic creators and suppliers and since April 2023, he also serves in Chemovator supporting startups in their business journey. Mr Eberlein is a seasoned software technology executive with successfully building and leading large and mid-scale technology organizations in complex global markets. Throughout his career, he has acquired a diverse range of skills and accomplishments spanning various fields, such as internet services, digital transformation, digital media software, IoT, SaaS, marketplaces, corporate development, strategic advisory, and venture capital, among others. He holds a degree in Logistics and Business Administration from Stuttgart University.

Koen Peters. Koen Peters, the representative of GLoMAICo BV, has served as the Vice President of our Medical business unit since January 2025. In this role, Mr. Peters oversees global operations, R&D, sales, and marketing activities, driving sustainable growth and performance for the Medical business unit. Before joining Materialise, Mr. Peters spent 18 years at Eli Lilly & Company from 2006 to 2024, where he held various global, regional and affiliate leadership positions across Japan, Germany, the United States, Belgium, and the Netherlands. He has extensive expertise in the healthcare industry, including pharmaceutical product launches, strategic marketing, product life cycle management, alliance management, and commercial execution in therapeutic areas such as diabetes, obesity, cardiometabolic, and immunology. Earlier in his career, Mr. Peters gained significant experience in the technology sector, working at Alcatel Bell (now Nokia) and Scanfil. Mr. Peters holds an MSc in Business Engineering from Hasselt University and an MBA from INSEAD (Fontainebleau/Singapore).

Family Relationships

Wilfried Vancraen and Hilde Ingelaere are spouses. Sander Vancraen is the son of Wilfried Vancraen and Hilde Ingelaere. No other family relationship exists between any members of our board of directors or senior management.

B.	Compensation

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2024, only the directorships of Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke, Mr. Sander Vancraen, Mr. Hammes and Mr. Leys were remunerated. The directorships of Mr. Wilfried Vancraen, and Ms. Ingelaere were not remunerated because these individuals were remunerated in their capacity as senior management. During the year ended December 31, 2024, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke, Mr. Sander Vancraen, Mr. Hammes and Mr. Leys each received annual remuneration equal to € 11,000. In addition, Mr. De Lille, Mr. Vander Sloten, Mr. Ingels, Mr. Luyten, Ms. Verplancke, Mr. Sander Vancraen, Mr. Hammes and Mr. Leys each received a remuneration of € 1,375 per physical board meeting that he or she attended and € 687.5 for each board meeting held via conference call (lasting more than one hour) that he or she attended.

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

Compensation of Senior Management and Executive Committee

In 2024, the aggregate total gross compensation of our senior management amounted to € 2.6 million, which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the compensation for the members of the Executive Committee. During 2024, the directorships of Mr. Wilfried Vancraen, and Ms. Ingelaere were not remunerated.

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

Remuneration and Nomination Committee

Our Remuneration and Nomination Committee consists of three members: Ms Ingelaere, Jozef Vander Sloten and Lieve Verplancke. Our board of directors has determined that Ms. Verplancke is independent under the applicable rules of the Nasdaq Stock Market.

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

	At December 31,
	2024	2023	2022
Total	2,514	2,437	2,439
Segments:
Materialise Software	281	293	339
Materialise Medical	1,029	928	888
Materialise Manufacturing	772	784	760
Additional staff	432	432	452

We currently do not have a workers’ council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

E.Share Ownership

The following table sets forth information relating to beneficial ownership of our ordinary shares, for each member of our board of directors and senior management as of March 28th, 2025

	Ordinary Shares Beneficially
	Owned as of 28 March 2025
Name of beneficial owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	34,021,781	57.60
Peter Leys(4)	320,459	*
A Tre C CVOA, represented by Johan De Lille(5)	0	—
Sander Vancraen	0	—
Jürgen Ingels	0	—
Jos Vander Sloten(6)	12,000	*
Lieve Verplancke	0	—
Hilde Ingelaere(3)	34,021,781	57.60
Bart Luyten	0	—
Volker Hammes(7)	2,500	—
Johan Pauwels(8)	151,545	*
Bart Van der Schueren(9)	143,346	*
Conny Hooghe	0	—
Jurgen Laudus(10)	45,145	*
Carla Van Steenbergen(11)	28,635	*
Brigitte de Vet-Veithen(12)	27,793	*
Koen Berges(13)	2,780	*
Udo Eberlein	0	—
Koen Peters	0	—
*	Less than 1%
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 28, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	Consists of (i) 110,545 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 110,545 ordinary shares and 27,135 ADSs held by Ms. Ingelaere, (iii) 30,858,964 ordinary shares and 2,837,457 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (maatschap) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere and (iv) 50,000 ADSs jointly held (directly) by Mr. Vancraen and Ms. Ingelaere.
(4)	Consists of 320,459 ADSs and ordinary shares held by Peter Leys. 307,419 of these ADSs and ordinary shares are subject to shared voting and investment power and are owned by: (i) Mountain View (maatschap) holds 75,000 ADS and 101,781 ordinary shares. (ii) Riverside (maatschap) holds 22,862 ADSs and (iii) Els Kindt, the spouse of Peter Leys, holds 4,215 ADS and 103,561 ordinary shares. Both Mountain View and Riverside are jointly controlled by Peter Leys and Els Kindt.
(5)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(6)	Consists of 12,000 shares held by Mr. Vander Sloten.
(7)	Consists of 2,500 ADSs held by Mr. Hammes.

(8)	Consists of (i) 20,000 ordinary shares held by Mr. Pauwels and Ms. Van Muylder (ii) 120,000 ordinary shares held by Sorelle, a civil partnership that is controlled and managed by Mr. Pauwels and Ms. Van Muylder (iii) 1,000 ADS in an investment account in the name of Sorelle and (iv) 10,545 ADS held by Mr. Pauwels and Ms. Van Muylder.
(9)	Consists of 143,346 ordinary shares held by Mr. Van der Schueren.
(10)	Consists of 45,145 ADSs held by Mr. Laudus.
(11)	Consists of 28,635 ordinary shares held by Ms. Van Steenbergen.
(12)	Consists of 27,793 ADSs held by Ms. de Vet-Veithen.
(13)	Consist of 2,780 ADS held by Mr. Berges.
F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of March 28, 2025, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially
	Owned as of March 28, 2025
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	34,021,781	57.60
Hilde Ingelaere(3)	34,021,781	57.60

(1)Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.

(2)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 28, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(3)

Consists of (i) 110,545 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 110,545 ordinary shares and 27,135 ADSs held by Ms. Ingelaere and (iii) 30,858,964 ordinary shares and 2,837,457 ADSs jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (maatschap) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere. (iv) 50,000 ADSs jointly held (directly) by Mr. Vancraen and Ms. Ingelaere.

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

As of March 28, 2025, there were 30 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of March 28, 2025, 53.60% of our outstanding ordinary shares were held directly by 30 holders of record, and we believe that at least 23 of such shareholders (representing 53,60% of our outstanding ordinary shares), are residents of Belgium. As of March 28, 2025, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 46.39% of our outstanding ordinary shares were held in the United States by one holder of record, the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 27,399,403 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 46.39% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holder whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2025, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and “—A. Major Shareholders,” and the transactions we describe below.

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

We used to rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who were visiting our headquarters in Leuven. This activity was also transferred from Ailanthus NV to Lunebeke NV as a result of Ailanthus’s demerger. In 2024, we incurred K€119 of rent expense to Lunebeke NV.

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

From a procedural perspective, the Council of the European Union adopted in December 2024 new rules for obtaining safer and faster withholding tax relief in the European Union (FASTER directive). The purpose is to make tax relief procedures easier and harmonized across the European Union. This new Directive could have an impact on the future process for claiming a Belgian withholding tax exemption or reduction. After the Directive is transposed in Belgian law, the new rules will in principle apply as from 1 January 2030.

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

There is a new Federal government in Belgium, there are ongoing negotiations within the government and there is a high probability that such negotiations will also include a tax reform (although nothing is official at this point in time). Discussions are ongoing in relation to the implementation of a general capital gains tax on the sale of shares or other financial assets by a private individual shareholder. We suggest closely following up with your own local advisor.

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

The negotiations in order to create a new Federal government in Belgium are currently ongoing. As part of these negotiations, there is a chance that such negotiations will also include a tax reform (although nothing is official at this point in time). Such reform may potentially include an increase of the Annual Tax on Securities Accounts which exceed the €1 million threshold. We suggest closely following up with your own local advisor.

Proposed EU Financial Transactions Tax

On February 14, 2013, the European Commission published a proposal for a Directive for a common financial transactions tax (FTT) Participating Member States.

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

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be subject to a substantially higher inflation than in the Eurozone. In the years ended December 31, 2024, 2023 and 2022, 36%, 34%, and 39% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income. We primarily have exposure to the U.S. dollar, British pound, Japanese yen and Brazilian real as foreign currency.

If the U.S. dollar (rate for €1) would have appreciated by 10%, the operating result would have been € 0.7 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been € 0.6 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.

To limit the exposure to foreign currency rate fluctuations on the U.S. dollar, we have entered into currency rate swaps. As of December 31, 2024, we had hedge agreements in place for $ 10.3 million, all maturing before year-end 2025. Refer to note 20 to our consolidated financial statements for the related fair value of these derivatives.

Additionally, we are exposed to inflation risk, credit risk, liquidity risk and challenges related to capital management.

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

Liquidity Risk

The liquidity risk is that we may not have sufficient cash to meet our payment obligations. This risk is countered by day-by-day liquidity management at corporate level. We have historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. At December 31, 2024, we had cash and cash equivalents of € 102.3 million, while € 13.0 million of our € 41.3 million gross debt was short term. At December 31, 2024, we had an undrawn line of credit of € 50 million, as more fully described in Note 15 to our consolidated financial statements.

Capital Management

The primary objective of our capital management strategy is to ensure we maintain healthy capital ratios to support our business and maximize shareholder value. Capital is defined as our shareholders’ equity.

We consistently review our capital structure and make adjustments in light of changing economic conditions. We made no changes to our capital management objectives, policies or processes during the years ended December 31, 2024, 2023 and 2022.

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

A deposit agreement amongst us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report. Bank of New York Mellon has been reappointed as depositary by Materialise through July 1, 2029.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2024, that our disclosure controls and procedures were not effective due to material weaknesses in our internal control over financial reporting, which are described below under “Management’s Annual Report on Internal Control Over Financial Reporting”.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the Internal Control-Integrated Framework, 2013 (the “COSO 2013 Framework”).

Based on its assessment, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to material weaknesses in our internal control over financial reporting as described below.

●	We did not have an effective risk assessment process in place to identify and assess changes in the Group's information systems that significantly impacted the system of internal control within the revenue process and to design and implement controls to mitigate those risks, in particular in the areas of segregation of duties and information used to operate certain controls over financial reporting.
●	We did not have effective monitoring processes in place to identify and assess the impact of changes in the Group's information systems and business processes on the design and implementation of internal controls over financial reporting and to perform evaluations to ascertain the effectiveness of our internal controls, including due to a lack of sufficiently skilled and experienced resources.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Notwithstanding the identified material weaknesses and management’s assessment that internal control over financial reporting was not effective as of December 31, 2024, management has concluded that the audited consolidated financial statements contained in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS.

The material weaknesses did not result in any identified material misstatement to the financial statements.

c)	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL, who audited the consolidated financial statements included in this annual report, has expressed an adverse report on the operating effectiveness of the Company’s internal control over financial reporting. KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL’s report is included below:

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Materialise NV:

Opinion on Internal Control Over Financial Reporting

We have audited Materialise NV and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024, 2023 and 2022, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively, the consolidated financial statements), and our report dated April 22, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

●	Ineffective risk assessment processes to identify and assess changes in the Company’s information systems that significantly impacted the system of internal control within the revenue process and to design and implement controls to mitigate those risks, in particular in the areas of segregation of duties and information used to operate certain controls over financial reporting.
●	Ineffective monitoring processes to identify and assess the impact of changes in the Company’s information systems and business processes on the design and implementation of internal controls over financial reporting and to perform evaluations to ascertain the effectiveness of internal controls, including due to a lack of sufficiently skilled and experienced resources.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in Item 15b. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL

/s/ Gotwin Victor Jaak Jackers

Zaventem, Belgium

April 22, 2025

d)	Changes in Internal Control over Financial Reporting

During the period, the Group completed the migration from legacy information systems to new information systems for several of the Group’s components. The new information systems were implemented in order to improve order intake, customer invoicing and accounting processes, which had a material impact on our internal control over financial reporting. As a result of the implementation of the new information systems, the Group did not adequately identify and assess changes in the Group’s information systems, which resulted in certain material weaknesses as described in “Management’s Annual Report on Internal Control over Financial Reporting” above. Other than the changes discussed above, and the Remediation Plan below, management is of the opinion that no other changes have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Remediation Plan

During the year ending December 31, 2025 we plan to continue to enhance our internal control over financial reporting in an effort to remediate the material weaknesses described above and to enhance our overall control environment. We are committed to ensuring that our internal control over financial reporting is designed and operating effectively. We are addressing all material weaknesses identified. More specifically, as a result of this ongoing exercise, the following remediation actions are being taken:

●	We will design and implement appropriate controls to remediate the identified risks with regard to our revenue process; particularly in the areas of segregation of duties and information used to operate certain internal controls over financial reporting.
●	We will reinforce our risk assessment processes applied in relation to changes that could significantly impact our system of internal control through closer involvement of compliance functions in the design and implementation of new system functionalities that could significantly impact the system of internal controls over financial reporting.
●	We will strengthen our compliance functions with adequately skilled resources to assist in our risk assessment and monitoring processes and in the design and implementation of controls responsive to those risks. We will also re-train our internal resources where needed to ensure that they have the appropriate understanding of the control objectives and monitoring activities. As needed, we may also supplement our internal resources with additional third-party resources to enhance our corporate oversight and monitoring over process-level controls.

Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate exactly how long it will take to remediate these material weaknesses. In addition, we may discover additional weaknesses that require additional time and resources to remediate and we may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL (PCAOB ID No. 1050, with registered address at Luchthaven Brussel Nationaal 1K, 1930 Zaventem, Belgium) acted as our independent auditor for the fiscal years ended 31 December 2024, 2023, and 2022. The following table sets forth by category of service the total fees for services provided by KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL and its affiliates to us during 2024 and 2023.

	For the year ended December 31
in 000€	2024	2023
Audit Fees	1,212	1,162
Audit-Related Fees	8	15
All Other Fees	—	—
Total	1,220	1,177

Audit Fees

Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated and statutory financial statements and internal controls.

Audit-Related Fees

Audit-related fees are fees for services that are traditionally performed by the independent accountants and in the table above primarily related to the quarterly attestation reports for EIB.

All Other Fees

No non-audit related fees were paid to KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL or its affiliates for the fiscal years ended December 31, 2024 and 2023.

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

All audit fees, audit related fees and tax fees for the fiscal years ended December 31, 2024 and 2023 were pre-approved under the pre-approval policies of the Audit Committee.

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

ITEM 16G.CORPORATE GOVERNANCE

The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The application of such exceptions requires that we disclose each noncompliance with the Nasdaq Stock Market Listing Rules and describe the Belgian corporate governance practices we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard. We follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

●	Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33% or 1/3 of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters.
●	Independent Director Majority on Board/Meetings. Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have any independent directors on our board of directors. However, our restated articles of association provide that our board of directors must be comprised of at least seven and no more than 11 directors, of which at least three directors must be independent directors under Belgian law. The Belgian law definition of independence differs from the definition of independence under the Nasdaq Stock Market Listing Rules.We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors.
●	Director Nominations/Remuneration and Nomination Committee Composition. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our restated articles of association provide that our board of directors may form committees from among its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices —Board of Directors Practices.” Our board of directors has set up and appointed a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee is currently comprised of three directors, one of whom is independent. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.
●	Shareholder Approval of Equity Compensation Plans. Nasdaq Stock Market Listing Rule 5635(c) requires shareholder approval prior to the issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants. In lieu of the Nasdaq Stock Market Listing Rule 5635(c), we have historically followed Belgian law regarding the issuance of shares or securities in connection with the remuneration of the directors and/or the employees of a Belgian company. For example, on October 25, 2023 our board of directors adopted our 2023 Warrant Plan and issued 500,000 warrants, which warrants are exercisble for 500,000 new ordinary shares.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J.INSIDER TRADING POLICIES

We have adopted an insider trading policy and related procedures that govern the purchase, sale and other disposition of our securities by directors, officers, employees, consultants and contractors. We believe our insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards. Our insider trading policy and procedures prohibit our directors, officers, employees, consultants and contractors from trading in our securities while in possession of material, non-public information, among other things.

The foregoing description of our insider trading policy and procedures does not purport to be complete and is qualified in its entirety by the terms and conditions of our insider trading policy, a copy of which is attached hereto as Exhibit 11.1 and is incorporated herein by reference

ITEM 16K.CYBERSECURITY

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, shareholders, business partners, and employees. While everyone at Materialise plays a part in managing our cybersecurity risk, primary cybersecurity oversight responsibility is shared by our board of directors, and members of our senior management as part of our Executive Committee, as supported by our Governance Bureau. The Executive Committee is actively involved in oversight of the Materialise risk management program and supports our board of directors in the development and continual improvement of our information security management system. Our cybersecurity policies, standards, processes, and practices are fully integrated into our operational processes and are based on recognized frameworks established by the International Organization for Standardization (including ISO 27001 and 27701) and other applicable industry standards (including TISAX). We address cybersecurity risks through a comprehensive, cross-functional approach that is focused on safeguarding the confidentiality, integrity, and availability of our products and services, our customers’ and our own data, and our supporting IT infrastructure. We apply the principle of “defense in depth” and focus both on preventing the occurrence of cybersecurity incidents, and providing an effective response to cybersecurity incidents when they do occur.

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

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Description of Securities (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020).

4.1	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015).

4.2	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.3*	Form of Warrant Agreement under 2023 Warrant Plan (English translation).

4.4	Warrant Plan 2023 (English translation incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023).

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

8.1*	Subsidiaries of Materialise NV.

11.1*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1*	Consent of KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL, independent registered public accounting firm.

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023).

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen

Name:	Brigitte de Vet-Veithen
De Vet Management BV

Title:	Chief Executive Officer

Date: April 22, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Materialise NV:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Materialise NV and subsidiaries (the Company) as of December 31, 2024, 2023 and 2022, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 22, 2025 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Fair value of technology acquired in the FEops business combination

As discussed in Note 4 to the consolidated financial statements, the Company acquired 100% of the voting equity interest in FEops NV (FEops) on July 18, 2024 for a total purchase consideration of K€2,985. As a result of the acquisition, the Company recognized K€ 2,938 of technology.

We identified the assessment of the fair value of technology acquired in the FEops business combination as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge was required to evaluate the forecasted year-on-year growth rate of revenue, the technology royalty rate and the discount rate, as minor changes in these assumptions could cause significant changes in the fair value of the technology.

The following are the primary procedures we performed to address this critical audit matter.

—

We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s acquisition-date fair value measurement process of intangible assets including the evaluation of the assumptions for the year-on-year growth rate of revenue, the technology royalty rate and the discount rate used to determine the acquisition-date fair values.

—

We evaluated the forecasted year-on-year growth rate of revenue by comparing forecasted revenues to FEop’s historical revenue, industry reports, and forecasts presented to the Company’s Board of Directors used to determine the enterprise value of FEops which determined the purchase price consideration.

—	We also involved valuation professionals with specialized skills and knowledge, who assisted in:
●	evaluating the Company’s technology royalty rate, by comparing it to publicly available market data on licensing transactions for similar intellectual property
●	evaluating the Company’s discount rate, by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL

/s/ Gotwin Victor Jaak Jackers

We have served as the Company’s auditor since 2020.

Zaventem, Belgium

April 22, 2025

Consolidated income statements

		For the year ended December 31,
in 000€, except per share data	Notes	2024	2023	2022
Revenue	22.1	266,765	256,127	232,023
Cost of sales	22.2	(115,940)	(110,996)	(103,255)
Gross profit		150,826	145,131	128,768
Research and development expenses	22.3	(44,400)	(38,098)	(37,568)
Sales and marketing expenses	22.4	(61,620)	(57,822)	(62,125)
General and administrative expenses	22.5	(39,597)	(37,068)	(35,143)
Net other operating income/(expense)	22.6	4,223	(6,524)	3,196
Operating profit (loss)		9,432	5,619	(2,872)
Financial expenses	22.8	(2,969)	(3,865)	(4,420)
Financial income	22.9	7,677	5,019	6,114
Profit (loss) before taxes		14,139	6,772	(1,178)
Income tax benefit/(expense)	22.10	(733)	(78)	(975)
Net profit (loss) for the year		13,406	6,695	(2,153)
Net profit (loss) attributable to:
The owners of the parent		13,436	6,722	(2,123)
Non-controlling interest		(30)	(27)	(29)
Earnings per share attributable to the owners of the parent
Basic	23	0.23	0.11	(0.04)
Diluted	23	0.23	0.11	(0.04)

The accompanying notes from page F-11 to page F-61 form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

		For the year ended December 31,
in 000€		2024	2023	2022
Net profit (loss) for the year		13,406	6,695	(2,153)
Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(1,795)	1,255	(1,427)
Items that will not be reclassified to profit or loss
Fair value adjustment through OCI - Equity instruments	10	3	(331)	(92)
Other comprehensive income/(loss), net of taxes		(1,792)	924	(1,519)
Total comprehensive income/(loss), net of taxes		11,615	7,619	(3,672)
Total comprehensive (loss)/ income attributable to:
The owners of the parent		11,647	7,644	(3,643)
Non-controlling interest		(33)	(25)	(29)

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2024	2023	2022
Assets
Non-current assets
Goodwill	5	43,391	43,158	44,155
Intangible assets	6	29,973	31,464	37,875
Property, plant & equipment	7	111,331	95,400	94,276
Right-of-use assets	7	7,719	8,102	8,420
Deferred tax assets	22.10	3,523	2,797	1,186
Investments in convertible loans	10	3,994	3,744	3,494
Investments in non-listed equity instruments	10	—	—	307
Other non-current assets	10	5,893	5,501	5,136
Total non-current assets		205,823	190,166	194,847
Current assets
Inventories and contracts in progress	9	16,992	17,034	16,081
Trade receivables	11	53,052	52,698	51,043
Other current assets	10	18,166	9,160	8,424
Cash and cash equivalents	12	102,304	127,573	140,867
Total current assets		190,513	206,465	216,414
Total assets		396,336	396,630	411,262

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2024	2023	2022
Equity and liabilities
Equity
Share capital	13	4,487	4,487	4,487
Share premium	13	233,895	233,942	233,895
Retained earnings	13	19,000	5,564	(1,158)
Other reserves	13	(8,803)	(7,346)	(8,268)
Equity attributable to the owners of the parent		248,578	236,646	228,956
Non-controlling interest	13	(86)	(53)	(28)
Total equity		248,492	236,594	228,928
Non-current liabilities
Loans & borrowings	15	23,175	33,582	55,873
Lease liabilities	15	5,112	5,333	5,147
Deferred tax liabilities	22.10	3,202	3,725	4,312
Deferred income	18	13,268	10,701	9,277
Other non-current liabilities	16	910	1,745	1,611
Total non-current liabilities		45,666	55,086	76,220
Current liabilities
Loans & borrowings	15	10,383	22,873	17,058
Lease liabilities	15	2,614	2,610	2,902
Trade payables		23,348	21,196	23,230
Tax payables	17	1,432	1,777	1,246
Deferred income	18	45,998	40,791	41,721
Other current liabilities	19	18,403	15,703	19,957
Total current liabilities		102,178	104,950	106,114
Total equity and liabilities		396,336	396,630	411,262

Consolidated statements of changes in equity

		Attributable to the owners of the parent
							Non-
		Share	Share	Retained	Other		controlling	Total
in 000€	Notes	capital	premium	earnings	reserves	Total	interest	equity
At January 1, 2024		4,487	233,942	5,564	(7,346)	236,646	(53)	236,594
Net profit (loss) for the year		—	—	13,436	—	13,436	(30)	13,406
Other comprehensive income (loss)		—	—	—	(1,789)	(1,789)	(3)	(1,792)
Total comprehensive income (loss)		—	—	13,436	(1,789)	11,647	(33)	11,615
Capital increase through exercise of warrants	13	—	—	—	—	—	—	—
Equity-settled share-based payment expense	14	—	(47)	—	332	285	—	285
At December 31, 2024		4,487	233,895	19,000	(8,803)	248,578	(86)	248,492

		Attributable to the owners of the parent
							Non-
		Share	Share	Retained	Other		controlling	Total
in 000€	Notes	capital	premium	earnings	reserves	Total	interest	equity
At January 1, 2023		4,487	233,895	(1,158)	(8,268)	228,956	(28)	228,928
Net profit (loss) for the year		—	—	6,722	—	6,722	(27)	6,695
Other comprehensive income (loss)		—	—	—	922	922	2	924
Total comprehensive income (loss)		—	—	6,722	922	7,644	(25)	7,619
Capital increase through exercise of warrants	13	—	—	—	—	—	—	—
Equity-settled share-based payment expense	14	—	47	—	—	47	—	47
At December 31, 2023		4,487	233,942	5,564	(7,346)	236,646	(53)	236,594

		Attributable to the owners of the parent
							Non-
		Share	Share	Retained	Other		controlling	Total
in 000€	Notes	capital	premium	earnings	reserves	Total	interest	equity
At January 1, 2022		4,489	233,872	965	(6,749)	232,577	1	232,578
Net profit (loss) for the year		—	—	(2,123)	—	(2,123)	(29)	(2,153)
Other comprehensive income (loss)		—	—	—	(1,519)	(1,519)	—	(1,519)
Total comprehensive income (loss)		—	—	(2,123)	(1,519)	(3,642)	(29)	(3,672)
Capital increase through exercise of warrants	13	(2)	22	—	—	20	—	20
Equity-settled share-based payment expense	14	—	—	—	—	—	—	—
At December 31, 2022		4,487	233,895	(1,158)	(8,268)	228,955	(28)	228,928

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2024	2023	2022
Operating activities
Net profit (loss) for the year		13,406	6,695	(2,153)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	7	15,372	15,065	14,940
Amortization and impairment of intangible assets	6	6,435	6,504	7,628
Impairment of goodwill and intangible assets from business combinations	5; 6	—	4,228	—
Share-based payment expense	14	285	39	(140)
Loss (gain) on disposal of property, plant & equipment	7	(312)	(415)	347
Gain on bargain purchase		(23)	—	—
Government grants		(57)	—	—
Movement in provisions		539	(181)	1,781
Movement in reserve for bad debt and slow moving inventory		236	499	(23)
Financial income	22.9	(7,575)	(5,033)	(6,114)
Financial expense	22.8	3,012	3,886	4,420
Impact of foreign currencies		29	(94)	(39)
Income taxes and deferred taxes	22.10	714	73	975
Working capital adjustment and income tax paid
Decrease (increase) in trade receivables and other current assets		(1,037)	(3,335)	(6,330)
Decrease (increase) in inventories and contracts in progress		(372)	(806)	(5,011)
Increase in trade payables and other payables		(9)	(8,435)	12,365
Income tax paid		(3,152)	(2,737)	(1,425)
Interest received		3,965	4,206	1,067
Net cash flow from operating activities		31,456	20,157	22,288

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2024	2023	2022
Investing activities
Purchase of property, plant & equipment	7	(24,649)	(9,235)	(21,608)
Purchase of intangible assets	6	(1,728)	(2,525)	(3,165)
Proceeds from the sale of property, plant, equipment and intangibles (net)		458	723	205
Acquisition of subsidiary (net of cash)	4	(2,670)	—	(29,293)
Net cash flow used in investing activities		(28,588)	(11,037)	(53,861)
Financing activities
Repayment of loans & borrowings	15	(23,267)	(16,723)	(17,708)
Repayment of leases	15	(3,122)	(3,549)	(3,379)
Capital increase in parent company	13	—	—	23
Interest paid		(1,337)	(1,750)	(1,990)
Other financial income (expense), net		81	(346)	544
Net cash flow from financing activities		(27,644)	(22,368)	(22,510)
Net increase/(decrease) of cash and cash equivalents		(24,776)	(13,248)	(54,082)
Cash and cash equivalents at beginning of the year	12	127,573	140,867	196,028
Exchange rate differences on cash and cash equivalents		(492)	(46)	(1,078)
Cash and cash equivalents at end of the year	12	102,304	127,573	140,867

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

The consolidated financial statements of the Group for the year ended December 31, 2024 were approved and authorized for issue on April 22, 2025, in accordance with a resolution of the Company’s board of directors.

2Basis of preparation

The consolidated financial statements of the Group for the three years ended December 31, 2024, 2023 and 2022 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”).

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

New standards, interpretations and amendments applicable for the annual period beginning on or after 1 January 2024

The following amendments and interpretations issued by the IASB and IFRIC apply for the first time in 2024, but do not have a significant impact on the consolidated financial statements of the Group:

●	Non-current Liabilities with Covenants - Amendments to IAS 1;
●	Classification of Liabilities as Current or Non-current - Amendments to IAS 1;
●	Lease Liability in a Sale and Leaseback - Amendments to IFRS 16; and
●	Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7.

Standards and Interpretations issued but not yet effective in the current period

None of the IFRS standards issued, but not yet effective are expected to have a material impact on the Group’s consolidated financial statements, except for IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.

IFRS 18 will replace IAS 1; many of the existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the consolidated financial statements, but it might add line items to or change the presentation within the income statement. Additional requirements for management performance measures and aggregation or disaggregation could impact the disclosures as presented in the consolidated financial statements.

IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information. The Group currently does not foresee early adoption.

The changes in presentation and disclosure required by IFRS 18 might require system and process changes and the Group will be assessing the impact in the coming years.

The following are effective for annual periods beginning after December 31, 2024, are not expected to have a material impact on the consolidated financials statements of the Group and have not been early adopted by the Group:

●	Lack of Exchangeability - Amendments to IAS 21 (January 1, 2025);
●	Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7 (January 1, 2026);
●	Annual Improvements to IFRS Accounting Standards - Volume 11 (January 1, 2026); and
●	IFRS 19 Subsidiaries without Public Accountability Disclosures (January 1, 2027).

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

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

The Group has irrevocably elected at initial recognition to classify the minority equity investment in the non-listed companies AM-Flow BV and Essentium, Inc., as disclosed in Note 10 and Note 20, as financial assets designated at fair value through OCI as this measurement is most representative of the business model for these assets. Gains and losses on these financial assets are never recycled to profit and loss.

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

The Belgian defined contribution pension plans are by law with variable minimum returns based on the Belgian government bonds, with a minimum of 1.75% and a maximum of 3.75%, effective for contributions paid as from 2016. For contributions paid until 2015, the minimum guaranteed return is 3.25% on employer contributions and 3.75% on employee contributions.

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

Such grants have been received from the federal and regional governments and from the European Union in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven (Belgium) and of the construction of a new production facility in Freiberg (Germany).

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

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or the carry forward of unused tax credits and unused tax losses can be utilized. In order for any deferred tax assets to be recognized, and at a minimum, the respective Materialise entity should have recorded a profit in the current year and it should be probable that a taxable profit will be achieved in the subsequent three years.

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

The Group capitalized a total of K€1,375 of development expenses during 2024 (2023: K€1,577; 2022: K€2,438) related to capitalized internal development of our digital transformation program for which a detailed business plan is available and the Group expects future economic benefits.

Income taxes

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2024, the Group had current and non-current receivables related to tax credits for an amount of K€5,544 (2023: K€5,281; 2022: K€5,105).

For any deferred tax assets to be recognized, and at a minimum, the respective Materialise entity should have recorded a profit in the current year and it should be probable that a taxable profit will be achieved in the subsequent three years.

Impairment of goodwill, intangible assets and property, plant & equipment and determination of the cash-generating-unit.

The Group has goodwill for a total amount of K€43,391 as of December 31, 2024 (2023: K€43,158; 2022: K€44,155) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

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

During 2024 no impairment charges have been recorded (2023: K€4,228; 2022: K€672) related to goodwill, intangible assets and PPE.

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

Convertible debt instruments

At December 31, 2024 the Group holds a convertible debt instrument issued by Fluidda which is measured at fair value through profit & loss. In determining the fair value of those convertible debt instruments, the Group considers different contractual parameters such as the repayment and conversion scenarios and dates. In addition, the Group needs to make significant estimates such as (i) the discount rate, (ii) the probabilities for each repayment and conversion scenario, (iii) the amount of a qualified capital increase that will determine the conversion factor and (iv) the timing for each repayment and conversion scenario.

The convertible loan granted to Fluidda in January 2019 has a notional amount of K€2,500. The carrying value of the convertible loan as of December 31, 2024 amounted to K€3,994. The convertible loan has a duration of 7 years with a 10% annual interest rate which is capitalized. In the fair value analysis, the Group has applied a discount factor of 13.04% that is based on the estimated WACC of Fluidda reflecting the uncertainty in relation to the success of the company and the applied estimates by the Group.

The Group previously granted a convertible loan to AM Flow in January 2020 with a notional amount of K€300. The loan was converted into shares of AM Flow in September 2020 at a fair value of K€307. Despite a fundamental restructuring program implemented in 2023, AM Flow continues to be loss making and cash burning, with no outlook on quick turnaround. Additional fund-raising and external debt were required in 2023 and 2024 to avoid acute liquidity issues. As a result of these elements, and considering the Group’s subordinate position as shareholder, the Group remeasured the fair value of its investment to zero on December 31, 2023 and recognized a K€307 downward fair value adjustment in OCI for the year ended December 31, 2023. The group determined that the fair value of this equity investment remained zero at December 31, 2024.

Equity investment held in Essentium

The Group acquired an equity investment of K$3,300 in Essentium, a non-listed US company during 2018 and 2019. The Group has elected to measure the equity investment at fair value with changes in fair value recognized in OCI. As a result of liquidity issues at Essentium and considering the Group’s subordinate position as shareholder, the Group remeasured the fair value of its investment to zero on December 31, 2021 and recognized a K€3,443 downward fair value adjustment in OCI for the year ended December 31, 2021. The Group determined that the fair value of this equity investment remained zero at December 31, 2022 and 2023. Early January 2024 Essentium entered into an asset deal with Nexa3D, Inc. transferring virtually all of its assets in exchange for a stake in the common stock of Nexa3D, Inc. Taking into account the terms and conditions of this transaction, the Group determined that the fair value of this equity investment remained nevertheless zero at December 31, 2024.

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

4Business Combinations

Acquisitions in 2024

FEops NV

On July 18, 2024, the Group executed a share purchase agreement and acquired 100% of the shares of FEops NV (“FEops”) for a total purchase consideration of K€2,985. The acquisition was realized by Materialise NV.

FEops NV is a Belgian company that develops AI-driven simulation technology to improve procedure efficiency and clinical outcomes for structural heart interventions. We expect the acquisition will allow Materialise to expand our cardiovascular solutions with predictive simulation capabilities, advancing the personalized treatment of patients with heart diseases. FEops will be part of the Materialise Medical segment.

The fair value of the identifiable assets and liabilities at the date of acquisition was assessed at:

	Carrying
	value at		Fair value
	acquisition	Fair value	at acquisition
in 000€	date	adjustments	date
Assets
Brands and trademarks	—	122	122
Technology	—	2,938	2,938
R&D	2,753	(2,753)	—
Plant, machinery and equipment	36	—	36
Furniture & Vehicles	2	—	2
Right-of-use assets	36	—	36
Deferred tax assets	—	77	77
Other non-current financial assets	33	—	33
Trade receivables	321	—	321
Other current assets	616	—	616
Cash & cash equivalents	185	—	185
Total Assets	3,982	384	4,366
Liabilities
Long-term borrowings & Leases	(191)	—	(191)
Deferred tax liability	—	(77)	(77)
Trade payables	(311)	—	(311)
Payroll-related payables	(525)	—	(525)
Deferred revenue	(232)	—	(232)
Other current liabilities	(22)	—	(22)
Total Liabilities	(1,281)	(77)	(1,358)
Total identified assets and liabilities	2,701	307	3,008
Goodwill (negative goodwill)		(23)	(23)
Acquisition price			2,985

The fair value of the identified assets and liabilities included in our consolidated financial statements at the acquisition date was K€3,008. The Group acquired 100% of voting equity interests in Feops NV for a total consideration of K€2,985. This is the fair value of the identified assets and liabilities decreased by a negative goodwill of K€23.

The accounting for the business combination resulted in fair values at date of acquisition of K€122 for brands and trademarks (useful life of 5 years) and K€2,938 for technology (useful life of 7 years). The valuation technique used to measure the fair value of brands and trademarks, as well as software, was the relief-from-royalty method. The relief-from-royalty method considers the discounted estimated royalty payments that the Group would be prepared to pay to license the respective asset under a contract if it did not own the asset. Key assumptions used in the application of this valuation technique include the forecasted year-on-year growth rate of revenue, the technology royalty rate and the discount rate. A deferred tax liability was recognized of K€(77) on the adjusted fair values. The discount rate used for the valuation was set at 15.03%. The carrying value of the acquired trade and other receivables approximate their fair value due to the short term character of these instruments.

The FEops revenue included in the consolidated financial statement between acquisition date of July 18, 2024 and December 31, 2024 was K€568. As integration within the Materialise Medical segment started immediately it is impracticable to disclose information on profit.

There are no contingent considerations payable.

Acquisitions in 2023

The Group did not effect any business combinations in the course of 2023.

Acquisitions in 2022

Materialise Link3D, Inc.

On April 9, 2021, the Group acquired an option to buy Link3D, Inc. (“Link3D”). On November 15, 2021, Materialise provided notice to Link3D of its intention to exercise the option. The acquisition was completed on January 4, 2022. This acquisition was realized by the Group’s U.S. subsidiary, Materialise USA, LLC by exercising our call option. As a result of this transaction, Materialise USA became the sole shareholder of Link3D. On January 4, 2022, the Group completed the acquisition and obtained control of Link3D. Link3D is an additive workflow and digital manufacturing software company. The Group acquired 100% of voting equity interests in Link3D for a total cash consideration of K€ 26,747.

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

5Goodwill

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	As of December 31,
in 000€	2024	2023	2022
CGU: MAT Software	28,961	28,961	28,933
CGU: e-Prototypy	799	787	730
CGU: ACTech	8,812	8,812	8,812
CGU: OrthoView	4,819	4,598	4,505
CGU: Engimplan	—	—	—
CGU: Materialise Motion	—	—	1,175
Total	43,391	43,158	44,155

The changes in the carrying value of the goodwill can be presented as follows for the years 2024, 2023 and 2022:

in 000€	Gross	Impairment	Total
At January 1, 2022	20,374	(1,648)	18,726
Additions	25,691	—	25,691
Impairment	—	—	—
Currency translation	(263)	—	(263)
At December 31, 2022	45,802	(1,648)	44,155
Additions	—	—	—
Impairment	—	(1,175)	(1,175)
Currency translation	178	—	178
At December 31, 2023	45,980	(2,823)	43,158
Additions	—	—	—
Impairment	—	—	—
Currency translation	233	—	233
At December 31, 2024	46,213	(2,823)	43,391

The goodwill of Orthoview and e-Prototypy include respectively K€221 and K€12 impact of currency translation in 2024.

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

The impairment test is based on the discounted cash flows resulting from the CGU MAT Software, considering a period of five years. The main assumptions for goodwill impairment testing include a discount rate (based on WACC) of 10.54% (11.75% pre-tax) (2023: 9.91% post-tax; 2022: 9.67% post-tax) and a perpetual growth rate of 5% (2023: 5%; 2022: 5%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€43,201. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU e-Prototypy

The goodwill relates to the acquisition of the Polish entity e-Prototypy. The impairment test on the CGU e-Prototypy is based on the discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 13.82% (16.15% pre-tax) (2023: 12.89% post-tax; 2022: 12.72% post-tax) and a perpetual growth rate of 2% (2023: 2%; 2022: 2%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience and estimates of future capital expenditures that will maintain the CGU’s performance. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€4,301. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 200 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU ACTECH

The impairment test on the CGU ACTech is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 9.00% (12.63% pre-tax) (2023: 8.26% post-tax; 2022: 8.04% post-tax) and a perpetual growth rate of 1% (2023: 1%; 2022: 1%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience, estimates of future capital expenditure that will maintain the CGU’s performance as well as future capital expenditure for projects that have substantively commenced. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€24,167. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU Orthoview

The goodwill relates to the acquisition of Orthoview. The impairment test on the CGU Orthoview is based on the discounted cash flows considering a period of five years.The main assumptions include a discount rate (based on WACC) of 12.10% (14.73% pre-tax) (2023: 10.75% post-tax; 2022: 10.27% post-tax) and a perpetual growth rate of 1% (2023: 1%; 2022: 1%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€9,809. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

The Orthoview business is integrated in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review as management believes that Orthoview can be considered a separate cash generating unit.

CGU Engimplan

The impairment test on the CGU Engimplan is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 18.97% (22.50% pre-tax) (2023: 18.82% post-tax; 2022: 19.84% post-tax) and a perpetual growth rate of 7.6% (2023: 7.6%; 2022: 8.5%), supported by an expected long term inflation rate of 4.1%, continued growth opportunities from the increase of the standard of living in Brazil (including access to medical and health care insurances), a growing population in Brazil and export opportunities in Latin America. Other key assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by both local and Group management based on past experience. At December 31, 2023, the Group recorded a full impairment of the intangible assets customer lists and trade marks for respectively K€ (397) and K€ (121) as well as a tangible asset 3D printer for K€ (139). The impairment test at December 31, 2024, did not indicate the need for a further impairment nor for a reversal of the previously recorded impairment charges. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€6,890. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would decrease by 100 basis points, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU Materialise Motion

The impairment test on the CGU Materialise Motion is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 10.54% (12.44% pre-tax) (2023: 9.91% post-tax; 2022: 9.67% post-tax) and a perpetual growth rate of 3% (2023:3%; 2022: 5%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. At December 31, 2023, the Group recorded a full impairment of the goodwill for an amount of K€(1,175) as well as a partial impairment on intangible assets partnership agreement, customer list, and developed technology for respectively K€(853), K€(107), and K€(1,437). The impairment test at December 31, 2024, did not indicate the need for a further impairment nor for a reversal of the previously recorded impairment charges. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€1,731. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

6Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2024, 2023 and 2022:

			Acquired	Developed
			customers,	technology and
	Patents and		technology and	software under
in 000€	licenses	Software	order backlog	construction	Total
Acquisition value
At January 1, 2022	5,442	11,709	35,872	7,155	60,177
Additions	362	184	—	2,619	3,165
Acquisition of a subsidiary	1,241	—	8,613	—	9,855
Disposals	(267)	(1,142)	—	—	(1,409)
Transfer between accounts	137	1,908	—	(1,248)	797
Currency translation	(1)	20	(54)	1	(33)
Other	—	—	—	—	—
At December 31, 2022	6,915	12,679	44,431	8,527	72,552
Additions	327	1,006	—	1,685	3,018
Acquisition of a subsidiary	—	—	—	—	—
Disposals	(132)	(4,504)	—	(45)	(4,680)
Transfer between accounts	129	7,458	—	(7,603)	(16)
Currency translation	0	11	241	—	252
Other	—	—	—	—	—
At December 31, 2023	7,239	16,649	44,673	2,564	71,125
Additions	315	79	—	1,477	1,871
Acquisition of a subsidiary	122	—	2,938	—	3,060
Disposals	(11)	(278)	—	—	(289)
Transfer between accounts	102	1,413	—	(1,516)	0
Currency translation	1	(33)	(139)	(2)	(173)
Other	—	—	—	—	—
At December 31, 2024	7,768	17,830	47,472	2,523	75,593

			Acquired	Developed
			customers,	technology and
	Patents and		technology and	software under
in 000€	licenses	Software	order backlog	construction	Total
Amortization & Impairments
At January 1, 2022	(3,337)	(9,839)	(13,244)	(2,090)	(28,510)
Amortization charge for the year	(1,729)	(1,416)	(3,780)	—	(6,926)
Impairments	(29)	(672)	—	—	(702)
Disposals	267	1,142	—	—	1,408
Transfer between accounts	—	—	—	—	—
Currency translation	0	(15)	67	—	52
At December 31, 2022	(4,829)	(10,799)	(16,957)	(2,090)	(34,676)
Amortization charge for the year	(755)	(3,027)	(2,722)	—	(6,504)
Impairments	—	—	(2,915)	—	(2,915)
Disposals	132	4,504	—	—	4,636
Transfer between accounts	—	—	—	—	—
Currency translation	(0)	(10)	(191)	—	(202)
Other	—	—	—	—	—
At December 31, 2023	(5,453)	(9,333)	(22,785)	(2,090)	(39,661)
Amortization charge for the year	(531)	(3,763)	(2,095)	—	(6,389)
Impairments	—	(46)	—	—	(46)
Disposals	11	278	—	—	289
Transfer between accounts	(0)	(0)	—	—	(0)
Currency translation	(0)	33	154	—	187
Other	—	—	—	—	—
At December 31, 2024	(5,973)	(12,830)	(24,726)	(2,090)	(45,619)

Net carrying value
At December 31, 2024	1,794	4,999	22,746	433	29,973
At December 31, 2023	1,786	7,316	21,887	474	31,464
At December 31, 2022	2,086	1,879	27,474	6,437	37,875
At January 1, 2022	2,105	1,869	22,628	5,065	31,668

Patent and licenses include only the directly attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use and in-house developed technology. The remaining amortization period is 1.3 years for the main software purchases and 3.4 years for the main patents and licenses.

The ‘Acquired customers, technology and other intangibles’ have been recognized as part of the acquisition of Materialise Motion, Engimplan, ACTech, E-Prototypy, OrthoView, Cenat, Link3D, Identify3D and FEops NV (see Note 4). At December 31, 2024, the remaining amortization period for the acquired customers is 3.2 years for Materialise Motion, fully amortized for Engimplan, 12.0 years for ACTech, fully amortized for E-Prototypy, fully amortized for OrthoView and 0.25 years for Cenat. At December 31, 2024, the remaining amortization period for the acquired technology and contracts is 2.8 years for Materialise Motion and 6.6 years for FEops NV.

The net book value of developed technology and software under construction at December 31, 2024 relates primarily to the internal digitalization program.

The total amortization charge for 2024 is K€6,389 (2023: K€6,504; 2022: K€6,926). In 2023, impairments were booked on “Acquired customers, technology and other intangibles” for K€2,915 related to Motion and Engimplan (also refer to Note 5).

7Property, plant & equipment

The changes in the carrying value of the property, plant & equipment can be presented as follows for the year 2024, 2023 and 2022:

	Land and	Plant and	Right-of-use	Construction
in 000€	buildings	equipment	assets	in progress	Total
Acquisition value
At January 1, 2022	47,161	103,268	20,207	1,781	172,417
Additions	773	3,555	2,871	17,280	24,479
Acquired from business combinations	—	62	155	—	217
Disposals	(18)	(4,227)	(1,293)	(38)	(5,576)
Transfers	5	3,167	(329)	(3,060)	(217)
Currency Translation	38	52	8	(8)	90
At December 31, 2022	47,959	105,877	21,619	15,955	191,410
Additions	142	3,850	3,965	8,325	16,282
Disposals	—	(4,299)	(3,313)	—	(7,612)
Transfers	40	15,031	(4,433)	(11,585)	(947)
Currency Translation	458	586	(74)	(153)	817
At December 31, 2023	48,599	121,045	17,764	12,543	199,951
Additions	107	4,189	3,149	23,466	30,911
Acquired from business combinations	—	38	36	—	74
Disposals	(166)	(4,312)	(1,777)	(133)	(6,388)
Transfers	(50)	10,885	(1,819)	(9,349)	(333)
Currency Translation	175	561	71	1	808
At December 31, 2024	48,666	132,406	17,424	26,528	225,024
Depreciation
At January 1, 2022	(9,586)	(58,173)	(11,151)	—	(78,910)
Depreciation charge for the year	(1,416)	(10,222)	(3,302)	—	(14,940)
Disposals	—	3,898	1,203	—	5,101
Transfers	—	—	—	—	—
Currency Translation	(43)	27	51	—	35
At December 31, 2022	(11,045)	(64,470)	(13,199)	—	(88,714)
Depreciation charge for the year	(1,352)	(10,433)	(3,296)	—	(15,081)
Impairment	—	(160)	—	—	(160)
Disposals	—	3,996	3,024	—	7,020
Transfers	—	(2,935)	3,802	—	867
Currency Translation	(33)	(356)	8	—	(381)
At December 31, 2023	(12,430)	(74,358)	(9,661)	—	(96,449)
Depreciation charge for the year	(1,358)	(10,824)	(3,191)	—	(15,373)
Impairment	—	—	—	—	—
Disposals	139	3,976	1,627	—	5,742
Transfers	—	(1,232)	1,565	—	333
Currency Translation	(32)	(150)	(45)	—	(227)
At December 31, 2024	(13,681)	(82,588)	(9,705)	—	(105,974)
Net book value
At December 31, 2024	34,986	49,818	7,719	26,528	119,050
At December 31, 2023	36,169	46,688	8,102	12,544	103,503
At December 31, 2022	36,914	41,407	8,420	15,955	102,696
At January 1, 2022	37,575	45,095	9,056	1,781	93,507

The investments in property, plant & equipment and right-of-use assets in 2024 amounted to K€30,911 (2023:K€16,282). They are related to land and buildings (K€4,519), new machines and installations (K€23,851), IT equipment (K€684), (leased) vehicles (K€1,384) and furniture (K€473). The additions to land and buildings, machines and installations in 2024 related mainly to the expansion of our production capacity in Germany. The investments in 2023 were related to land and buildings (K€4,027), new machines and installations (K€8,682), IT equipment (K€1,102), (leased) vehicles (K€2,240) and furniture (K€231). The additions to land and buildings, machines and installations in 2023 were mainly related to our new metal production facility in the USA and the extension and expansion of our production capacity in Germany.

The Group realized a net gain on disposal of property, plant and equipment of K€292 in 2024 (2023: K€416; 2022: a net loss of K€347).

Impairments of property, plant and equipment amounted to K€0 in 2024 (2023: K€(160); 2022: K€0).

Assets under construction

Per December 31, 2024 the main assets under construction were related to the expansion of production capacity in Germany for K€23,655.

The right of use assets can be presented as follows:

The carrying value of Right-of-Use assets at December 31, 2024 was K€7,719 (2023: K€8,100; 2022: K€8,420). Right-of-Use assets are mainly related to buildings with a carrying value of K€4,368 at December 31, 2024 (2023: K€4,511; 2022: K€4,822) and for which depreciation of K€1,851 was recorded in 2024 (2023: K€1,735; 2022: K€1,663). New leases in 2024 amount to K€3,150 of which K€1,822 related to leased buildings (2023: K€1,739; 2022: K€1,934).

in 000€	Buildings	Vehicles	Equipment	Total
Acquisition value
At January 1, 2022	8,121	4,888	7,197	20,206
Additions	1,934	877	60	2,871
Acquired from business combinations	155	—	—	155
Disposals	(546)	(680)	(65)	(1,291)
Currency Translation	11	2	(5)	8
Transfers	(284)	(407)	(782)	(1,473)
At December 31, 2022	9,391	4,680	6,405	20,476
Additions	1,739	1,980	246	3,965
Disposals	(2,607)	(676)	(30)	(3,313)
Currency Translation	(112)	2	36	(74)
Transfers	(236)	(909)	(2,145)	(3,290)
At December 31, 2023	8,175	5,077	4,512	17,764
Additions	1,822	739	589	3,150
Acquired from business combinations	36	—	—	36
Disposals	(1,123)	(430)	(224)	(1,777)
Currency Translation	48	7	16	71
Transfers	(345)	(1,384)	(89)	(1,818)
At December 31, 2024	8,613	4,010	4,803	17,426
Depreciation
At January 1, 2022	(3,702)	(2,798)	(4,652)	(11,152)
Depreciation charge for the year	(1,663)	(1,188)	(455)	(3,306)
Disposals	467	671	65	1,203
Currency Translation	47	(2)	6	51
Transfers	283	407	458	1,148
At December 31, 2022	(4,569)	(2,909)	(4,578)	(12,055)
Depreciation charge for the year	(1,735)	(1,185)	(376)	(3,296)
Disposals	2,360	627	36	3,023
Currency Translation	45	(3)	(34)	8
Transfers	235	909	1,515	2,659
At December 31, 2023	(3,664)	(2,561)	(3,437)	(9,662)
Depreciation charge for the year	(1,851)	(1,073)	(266)	(3,191)
Disposals	953	454	220	1,627
Currency Translation	(29)	(3)	(14)	(46)
Transfers	345	1,334	(114)	1,565
At December 31, 2024	(4,246)	(1,849)	(3,611)	(9,707)
Net book value
At December 31, 2024	4,368	2,160	1,191	7,719
At January 1, 2024	4,511	2,516	1,075	8,100

The following amounts related to leases are recognized in profit & loss

	As of December 31,
(in 000€)	2024	2023	2022
Depreciation expense	(3,191)	(3,296)	(3,306)
Interest expense on lease liabilities	(365)	(325)	304
Expenses related to short-term leases/ low-value assets/ variable lease payments	(901)	(689)	645

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

	As of December 31,
(in 000€)	2024	2023	2022
Potential (non-discounted) cash flows for terminations options that are not reasonably certain to be exercised:	817	1,089	1,430
Potential (non-discounted) cash flows for extensions options that are reasonably certain to be exercised	1,259	1,838	1,571

Pledges

Land and buildings (including buildings under construction) with a carrying amount of K€18,305 (2023: K€21,851; 2022: K€22,696) are subject to pledges to secure several of the Group’s bank loans. In addition, pledges have been given on machines with a total carrying amount of K€253 (2023: K€314; 2022: K€864) (Note 24).

8Investments in joint ventures

Materialise had no investments in joint ventures at December 31, 2024, 2023 or 2022.

9Inventories and contracts in progress

Inventories and contracts in progress include the following:

	As of December 31,
in 000€	2024	2023	2022
Raw materials	9,007	9,061	7,975
Work in progress	4,237	4,070	4,626
Finished goods	3,158	3,266	2,837
Contracts in progress	590	637	643
Total inventories and contracts in progress	16,992	17,034	16,081

Inventory written-off on the balance sheet amounted to K€673 for the year ended December 31, 2024 (2023: K€471; 2022: K€1,473). The expenses are recorded in Cost of Sales.

The Group has contracts in progress and advances from customers. The total costs incurred is K€471 and the profit recognized is K€119 as of December 31, 2024. Advances were received for the amount of K€276 with respect to contracts in progress per end of 2024 (2023: K€126; 2022: K€60).

10Other assets

Other non-current assets

Other non-current assets include the following:

Investments in convertible loans	As of December 31,
in 000€	2024	2023	2022
Convertible loan	3,994	3,744	3,494
Total	3,994	3,744	3,494

The Group granted a convertible loan to Fluidda in January 2019, with a notional amount of K€2,500. The convertible loan is accounted for as a financial asset measured at fair value with changes in fair value through the income statement. The carrying value of the convertible loan amounts to K€3,994 at December 31, 2024. The convertible loan has a duration of 7 years with a 10% annual interest rate which is capitalized. We refer to Note 3 and Note 20.

Investments in non-listed equity instruments	As of December 31,
in 000€	2024	2023	2022
Non-listed equity investments	—	—	307
Total	—	—	307

At December 31, 2023, the Group remeasured the fair value of its investment in AM Danube BV (holding company for AM Flow Holding BV) to zero, recognizing a K€307 fair value adjustment in other comprehensive income. The Group determined that the fair value of this investment remained zero at December 31, 2024. We refer to Note 3 and Note 20.

At December 31, 2022, the Group remeasured the fair value of its investment in African Drive NV to zero, recognizing a K€92 fair value adjustment in other comprehensive income. The Group determined that the fair value of this investment remained zero at December 31, 2024. We refer to Note 3 and Note 20.

Other non-current assets	As of December 31,
in 000€	2024	2023	2022
Tax credits	4,520	4,467	4,144
Guarantees and deposits	423	493	404
Other	950	541	588
Total	5,893	5,501	5,136

The non-current tax credits mainly relate to Belgian R&D tax credits, recoverable between 2026 and 2030.

Other current assets

Other current assets include the following:

	As of December 31,
in 000€	2024	2023	2022
Deferred charges	5,301	4,486	4,158
Tax credits	1,024	814	962
Accrued income	641	611	17
Other tax receivables	4,145	2,466	1,004
Grants	6,784	372	944
Other non-trade receivables	271	272	1,077
Derivatives	—	139	261
Total other current assets	18,166	9,160	8,424

The other tax receivables include Value Added Tax (VAT) receivables and corporate tax receivables.

The amount of grants at December 31, 2024 includes government grants awarded but still to be received related to the investment in a new production facility in ACTech.

11Trade receivables

The trade receivables include the following:

	As of December 31,
in 000€	2024	2023	2022
Trade receivables	53,718	53,505	51,443
Allowance for doubtful accounts	(667)	(807)	(400)
Total	53,052	52,698	51,043

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As of December 31, 2024, trade receivables of an initial value of K€667 (2023: K€807; 2022: K€400) were considered to be not probable of recovery, based on the expected credit loss analysis. Impairment is accounted for under the other operating expenses. See below for changes in the allowance for doubtful accounts receivable.

in 000€
At January 1, 2022	(1,273)
Addition	(517)
Usage	483
Reversal	906
At December 31, 2022	(400)
Addition	(706)
Usage	122
Reversal	177
At December 31, 2023	(807)
Addition	(527)
Usage	249
Reversal	418
At December 31, 2024	(667)

12Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31,
in 000€	2024	2023	2022
Cash at bank	97,323	119,606	26,028
Cash equivalents	4,981	7,967	114,839
Total	102,304	127,573	140,867

For the year ended December 31, 2024, cash at banks earned an interest income of €4.2 million, based on short-term deposit rates.

There were no cash balances on a restricted bank account per December 31, 2024, 2023 or 2022.

13Equity

Share capital

The share capital of the parent company Materialise NV consists of 59,067,186 ordinary nominative shares at December 31, 2024 (2023: 59,067,186; 2022: 59,067,186) with no nominal but par value of €0.076 in 2024 (2023:€0.076; 2022:€0.076) for a total amount of K€4,487 at December 31, 2024 (2023:K€4,487; 2022:K€4,487).

	Total	Total
	number of	shareholders’	Total
in 000€, except share data	ordinary shares	capital	share premium
Outstanding at January 1, 2022	59,063,521	4,489	233,872
Capital increase through exercise of warrants	3,665	(2)	22
Outstanding on December 31, 2022	59,067,186	4,487	233,895
Equity settled share-based payments expense	—	—	47
Outstanding on December 31, 2023	59,067,186	4,487	233,942
Equity settled share-based payments expense	—	—	(47)
Outstanding on December 31, 2024	59,067,186	4,487	233,895

No new shares were issued in 2024.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€233,895 at December 31, 2024 (2023: K€233,942; 2022: K€233,895). The change in 2024 is a correction to other reserves of the 2023 share-based payments expense of K€47 as the warrants are not yet excercised.

The change in 2022 is the result of the capital increase via exercise of warrants of K€22.

Other reserves

The nature and purpose of the other reserves is as follows:

	As of December 31,
in 000€	2024	2023	2022
Legal reserve	279	279	279
Other reserves	2,060	2,010	1,987
Equity-settled share-based payment expense	332	47	72
Other Comprehensive Income (loss)	(11,474)	(9,682)	(10,606)
Other Reserves	(8,803)	(7,346)	(8,268)

Based on the statutory result and after final result allocation approved by the annual shareholders meeting the legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2024, 2023 and 2022.

Other comprehensive loss

Other comprehensive loss consists of the following:

	Currency	Fair value	Total OCI
	Translation	adjustment	attributable to
	Differences	equity	the
in ’000€	& Other	investments	shareholder
At January 1, 2022	(6,133)	(2,954)	(9,087)
Currency translation impact	(1,427)	—	(1,427)
Fair value adjustment	—	(92)	(92)
At December 31, 2022	(7,560)	(3,046)	(10,606)
Currency translation impact	1,255	—	1,255
Fair value adjustment	—	(331)	(331)
At December 31, 2023	(6,305)	(3,377)	(9,682)
Currency translation impact	(1,795)	—	(1,795)
Fair value adjustment	—	3	3
At December 31, 2024	(8,100)	(3,374)	(11,474)

Non-controlling interest

As of June 22, 2021, the Group, together with Zhenyuan (Tianjin) Medical Appliances Technology Co., Ltd., incorporated a new subsidiary with the name Tianjin Zhenyuan Materialise Medical Technology Limited Company. This entity will be responsible for all regulatory requirements regarding the Materialise Mimics Enlight Lung Software on the Chinese market. Both Materialise and Zhenyuan will work on development and distribution, in a collaborating manner. Materialise holds 51% of the shares, Zhenyuan 49%. In 2021, in respect of this majority-owned subsidiary, a non-controlling interest has been recognized, which had a carrying value of K€(86) at December 31, 2024 (2023: K€(53); 2022: K€(28)).

14Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2024	2023	2022
Outstanding at January 1	423,452	77,709	82,950
Granted	—	350,000	—
Forfeited / Cancelled	(60,852)	(4,257)	(1,576)
Exercised	—	—	(3,665)
Outstanding at December 31	362,600	423,452	77,709
Exercisable at December 31	12,600	73,452	77,709

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

The status of the IPO warrant plan at December 31 is as follows:

	2024	2023	2022
Outstanding at January 1	47,524	51,781	53,590
Granted	—	—	—
Forfeited / Cancelled	(47,524)	(4,257)	(944)
Exercised	—	—	(865)
Outstanding at December 31	—	47,524	51,781
Exercisable at December 31	—	47,524	51,781

No warrants were exercised in 2024. All remaining warrants under this plan forfeited in 2024, hence no warrants under this plan remained at the end of 2024.

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

The status of the 2015 warrant plan at December 31 is as follows:

	2024	2023	2022
Outstanding at January 1	14,600	14,600	17,400
Granted	—	—	—
Forfeited / Cancelled	(2,000)	—	—
Exercised	—	—	(2,800)
Outstanding at December 31	12,600	14,600	14,600
Exercisable at December 31	12,600	14,600	14,600

No warrants were exercised and 2,000 warrants forfeited in 2024.

Warrant plan 2023

The board of directors decided on September 25, 2023 on a new plan (“2023 warrant plan”) by which it can grant up to 500,000 warrants to employees, directors or management companies performing services to the Company. Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants will vest for 10% on December 31, 2025; 20% on December 31, 2026; 30% on December 31, 2027; and 40% on December 31, 2028, unless otherwise decided by the board of directors or one or more of its representatives granted powers thereto. Warrants are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the parent Company of the second quarter, or (ii) if no quarterly results are published, during the month March of every year. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a term of seven years.

The Group granted 325,000 warrants in October 2023 with an exercise price of €4.87. The Group granted another 25,000 warrants in November 2023 with an exercise price of €5.09.

The status of the 2023 warrant plan at December 31 is as follows:

	2024	2023	2022
Outstanding at January 1	350,000	—	—
Granted	—	350,000	—
Forfeited / Cancelled	—	—	—
Exercised	—	—	—
Outstanding at December 31	350,000	350,000	—
Exercisable at December 31	—	—	—

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

The expense arising from share-based payment transactions for the warrant plans mentioned above was K€285 in 2024 (2023: K€47; 2022: K€0).

The weighted average fair value for the warrants outstanding at the end of 2024 was €3.12 (2023: €3.19; 2022: €3.41). The weighted average exercise price for the warrants outstanding at the end of 2024 was €4.94 (2023: €5.39; 2022: €8.12).

Cash-settled share-based payment plans

The Group has issued 215,688 SARs in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash.

The status of this plan is as follows:

	2024	2023	2022
Outstanding at January 1	11,328	11,328	11,960
Granted	—	—	—
Forfeited / Cancelled	(11,328)	—	(632)
Exercised	—	—	—
Outstanding at December 31	—	11,328	11,328
Exercisable at December 31	—	11,328	11,328

All remaining SARs under this plan forfeited in 2024, hence no SARs were outstanding at the end of 2024.

The expense arising from share-based payment transactions for the SARs plan was K€0 in 2024 (2023: K€ 9;2022: K€(140)). The carrying value of the liability at December 31, 2024 amounts to K€0 (2023: K€0; 2022: K€9). The total intrinsic value of the liability for warrants currently exercisable at December 31, 2024 amounts to K€0 (2023: K€0; 2022: K€9).

Share-based payment plans of RapidFit+

The subsidiary RapidFit+ has issued a warrant plan on August 23, 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.90. In January 2014, a total of 199 warrants were granted and accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2024	2023	2022
Outstanding at January 1	—	33	186
Granted	—	—	—
Forfeited / Cancelled	—	(33)	(153)
Exercised	—	—	—
Outstanding at December 31	—	—	33
Exercisable at December 31	—	—	33

No warrants were outstanding at the end of 2024.

The expense arising from share-based payment transactions for RapidFit+ warrant plan was K€0 in 2024 (2023: K€0; 2022: K€0).

15Loans and borrowings

The loans and borrowings include the following:

	As of December 31,
in 000€	2024	2023	2022
K€50,000 KBC credit facility	—	—	—
K€35,000 EIB bank loan	15,833	21,667	27,500
K€28,000 acquisition bank loan	—	10,000	12,559
K€17,700 secured bank loans	13,348	14,904	16,165
K€12,300 bank loans ACTech	1,230	3,546	5,860
K€5,000 other facility loan	1,094	1,496	1,881
Bank investment loans - top 20 outstanding	2,023	4,778	8,828
Bank investment loans - other	—	—	606
Lease liabilities	7,726	7,943	7,485
Related party loan	30	64	96
Total loans and borrowings	41,284	64,398	80,980
Current	12,997	25,483	19,960
Non-Current	28,287	38,915	61,020

K€50,000 KBC credit facility

In October 2022, the Group entered into a credit facility agreement with KBC which allows for a € 50 million delayed draw. The credit facility provides for first draw between October 2022 and April 2025, repayable in full in April 2030, with an interest rate of 3.56% A second draw may be made between October 2022 and June 2025, repayable in full in June 2031, with an interest rate of 3.81%. A third and final draw can be made between October 2022 and June 2026, repayable in full in June 2032, with an interest rate of 3.87%. As of December 31, 2024 the credit line remains unused.

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

On June 29, 2020, the European Investment Bank temporarily waived the compliance obligation of the covenants “Total gross Debt to Adjusted EBITDA” (until December 31, 2022), and “Adjusted EBITDA to Net financial charges” (until 31 December 2020) under the condition that the covenant “Total net debt to Adjusted EBITDA” will be met for the period. In addition, the European Investment Bank agreed not to recalculate the interest rate until January 3, 2022 for the first tranche and until January 17, 2022 for the second tranche. Finally, the European Investment Bank waived “the subsidiary financial indebtedness” covenant for the calculation period ending on June 30, 2020. For the periods thereafter this covenant has been eased. These covenants were waived in order to allow the Group to continue investing in its growth programs, even under stressed COVID-19 scenarios. At December 31, 2024, The Group was in compliance with all debt covenants.

K€28,000 Acquisition loan

This bank loan was concluded in October 2017 to finance the acquisition of ACTech. The loan included a portion of K€18,000 reimbursable monthly during five years, and a bullet portion of K€10,000, which was reimbursed at once in October 2024. The interest rate was fixed for the duration of the loan, and amounted to 1.1% on average for both portions. The bank loans were secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants. The loan was fully repaid as of December 31, 2024.

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

K€5,000 - Other facility loan

This facility loan was contracted in 2012 for the construction of Leuven office and production facilities. The balance of this loan amounts to K€1,094 per December 31, 2024. The loan has a repayment schedule of 15 years and interest rate is fixed at 4.61%.

Miscellaneous investment loans

The 20 largest of these loans outstanding as of December 31, 2024 amount to a balance of K€2,023. They have been agreed in 2020 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

Lease liabilities

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2024 the balance of these lease agreements amounts to K€7,726, and are mostly at fixed interest rates with weighted average below 1%.

The total cash outflow from the lease liabilities amounts to K€3,122 in 2024, K€3,549 in 2023 and K€3,379 in 2022.

Related party loan

Lunebeke NV, a related party of the Group as discussed in Note 26, has granted the Group a loan of K€400 at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amount outstanding as of December 31, 2024 is K€30 (2023: K€64; 2022: K€96). The interest expense for the year ended December 31, 2024 is K€2 (2023:K€3; 2022:K€5).

Changes of liabilities for financing activities:

The following table presents the changes of the liabilities for financing activities:

	For the year ended December 31
in 000€	2024	2023	2022
At January 1,	64,398	80,980	99,107
Repayment of loans & borrowings	(23,267)	(16,723)	(17,708)
New leases	3,137	3,919	2,871
Repayment of leases	(3,122)	(3,549)	(3,379)
Loans acquired from business combination	—	—	100
Net foreign exchange movements	138	(229)	(11)
At December 31,	41,284	64,398	80,980

16Other non-current liabilities

The other non-current liabilities consist of the following:

	As of December 31,
in 000€	2024	2023	2022
Provisions	863	1,430	1,611
Other	47	315	—
Total	910	1,745	1,611

Provisions mainly relate to retention bonuses and pension obligations for our employees.

In Belgium, the Group contributes to a Sector Plan for eligible employees and to a “Branch 21” pension plan for a limited group of management staff. Under both plans, the Group pays contributions expressed as a percentage of a reference salary. These plans are administered by third party insurance companies and are not material to the consolidated financial statements.

17Tax payables

The tax payables amount to K€1,432 as per December 31, 2024 (2023:K€1,777; 2022:K€1,246).

18Deferred income

Deferred income consists of the following:

	As of December 31,
in 000€	2024	2023	2022
Deferred maintenance and license revenue	46,948	44,905	42,780
Deferred (project) fees	4,844	5,485	7,285
Deferred government grants	7,474	1,102	933
Total	59,266	51,492	50,998
current	45,998	40,791	41,721
non-current	13,268	10,701	9,277

The deferred maintenance and license revenue consists of maintenance and license fees paid up-front which are deferred and recognized in earnings over the maintenance period or the duration of the license, respectively. Deferred maintenance and license revenue grew to K€46,948 as of December 31, 2024 from K€44,905 as of December 31, 2023. The deferred (project) fees consist of one-time and advance payments received which are deferred in accordance with the revenue accounting policies. Deferred government grants increased to K€7,474 as of December 31, 2024 from K€1,102 as of December 31, 2023, primarily due to grants related to the new production facility at ACTech. The deferred government grants are recognized as income under “other operating income”.

We refer to Note 22.1.2 for more detail on the contract liabilities.

19Other current liabilities

Other current liabilities include the following:

	As of December 31,
in 000€	2024	2023	2022
Payroll-related liabilities	14,188	12,786	15,192
Non-income tax payables	1,454	1,139	2,016
Accrued charges	956	927	1,718
Advances received	672	289	795
Cash settled share-based payment plan	—	—	9
Other current liabilities	1,133	562	227
Total	18,403	15,703	19,957

The non-income tax payables mainly relate to VAT payables and payroll taxes.

20Fair value

Financial assets

The carrying value and fair value of the financial assets as of December 31, 2024, 2023 and 2022 are as follows:

	Carrying value			Fair value
in 000€	2024	2023	2022	2024	2023	2022
Financial assets
Financial assets measured at amortized cost
Trade receivables (current)	53,052	52,698	51,043	53,052	52,698	51,043
Other financial assets (non-current)	423	493	404	423	493	404
Other current non-trade receivables	7,055	643	2,021	7,055	643	2,021
Cash & cash equivalents	102,304	127,573	140,867	102,304	127,573	140,867
Total financial assets measured at amortized cost	162,834	181,407	194,335	162,834	181,407	194,335
Financial assets at fair value through profit or loss
Derivatives	—	139	261
Convertible loan	3,994	3,744	3,494
Total financial assets measured at fair value through profit and loss	3,994	3,883	3,755
Financial assets at fair value through OCI
Non-listed equity investments	—	—	307
Total financial assets at fair value through OCI	—	—	307

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

●	the carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;
●	the fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);
●	other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2024, 2023 and 2022
●	other non-current financial assets are being evaluated on the basis of their credit risk and interest rate which are considered as level 2 inputs. Their fair value is not considered different from their carrying value given the related interest rate is revised on a regular basis.
●	for the non-listed equity investment in AM Flow, as of December 31, 2023, Materialise recorded a remeasurement of fair value to zero through OCI (K€307).
●	the convertible loan granted to Fluidda is measured at fair value. As of December 31, 2024, management determined the fair value based upon level 3 inputs as follows:
o	The Group determined that the fair value of the convertible loan as of December 31, 2024 amounted to K€3,994. Fluidda is a private start-up company which offers turnkey contract research services for drug development and medical device development. The convertible loan has a duration of 7 years with a 10% annual interest rate which are capitalized. The Group has applied a discount factor of 13.04% that is based on the estimated WACC of Fluidda reflecting the uncertainty in relation to the success of the company and the applied estimates by the Group.

In assessing the fair value, the Group has made significant estimates with regard to the discount rate, the probability of each repayment and conversion scenario and related timing and the amount of the qualified capital increase. Changes in the assumptions may lead to a significant increase/decrease in the fair value of the convertible loan. A increase/decrease in the applied discount rate for Fluidda by 1% would lead to a change in fair value by K€(36)/K€37.

Financial liabilities:

The carrying value and fair value of the financial liabilities as of December 31, 2024, 2023 and 2022 can be presented as follows:

	Carrying value			Fair value
in 000€	2024	2023	2022	2024	2023	2022
Financial liabilities measured at amortized cost
Loans & Borrowings including lease liabilities	41,284	64,398	80,980	39,518	63,062	78,848
Trade payables	23,348	21,196	23,230	23,348	21,196	23,230
Other liabilities excl. written put option on NCI	128	335	330	128	335	330
Total financial liabilities measured at amortized cost	64,760	85,929	104,540	62,994	84,593	102,408
Financial liabilities measured at fair value
Cash settled share based payments	—	—	9
Derivatives	374	—	—
Total financial liabilities measured at fair value	374	—	9
Total non-current	28,286	38,915	61,020
Total current	36,848	47,014	43,529

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

●	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;
●	Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and the fair value of loans and borrowings is subject to changes in interest rates and individual creditworthiness;
●	The fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);
●	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs);
●	The fair value of the cash-settled share based payments has been determined based on a Black-Scholes model using inputs that are level 1 (stock-price and risk-free interest rate) as well as level 2 (e.g. volatility). We refer to Note 14.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value and that are not based on observable market data.

Fair value hierarchy 3 evolution

Convertible Loan Fluidda	Fair Value Evolution
in 000€	2024	2023	2022
As of 1 January,	3,744	3,494	3,560
Addition	—	—	—
Remeasurement	—	—	(316)
Capitalized interest	250	250	250
As of 31 December,	3,994	3,744	3,494

21Segment information

For management purposes, the Group is organized into segments based on their products, services and industry and has the following three reportable segments:

●	The Materialise Medical segment, which develops and delivers medical software solutions, medical devices and other related products and services;
●	The Materialise Software segment, which develops and delivers additive manufacturing software solutions and related services;
●	The Materialise Manufacturing segment, which delivers 3D printed products and related services.

The measurement principles used by the Group in preparing this segment reporting are also the basis for segment performance assessment and are in conformity with IFRS. The Chief Executive Officer of the Group acts as the chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance by the Group’s revenue, Adjusted EBIT, and Adjusted EBITDA.

The following table summarizes the segment reporting for each of the reportable periods ending December 31. Corporate research and development, headquarters’ functions, financing and income taxes are managed on a Group basis and are not allocated to operating segments. As management’s controlling instrument is mainly revenue-based, the reporting information does not include assets and liabilities by segment and is as such not available per segment.

	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments	Unallocated	Consolidated
For the year ended December 31, 2024
Revenues	116,358	43,899	106,508	266,765	—	266,765
Segment Adjusted EBITDA	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment Adjusted EBITDA %	30.6%	12.7%	1.6%	16.0%		11.8%
For the year ended December 31, 2023
Revenues	101,376	44,442	110,310	256,127	—	256,127
Segment Adjusted EBITDA	26,544	7,450	7,537	41,530	(10,133)	31,397
Segment Adjusted EBITDA %	26.2%	16.8%	6.8%	16.2%		12.3%
For the year ended December 31, 2022
Revenues	84,846	43,688	103,489	232,023	—	232,023
Segment Adjusted EBITDA	18,822	1,514	8,229	28,565	(9,551)	19,014
Segment Adjusted EBITDA %	22.2%	3.5%	8.0%	12.3%		8.2%

The segment Adjusted EBITDA is reconciled with the consolidated net profit (loss) for the year as follows:

	For the year ended December 31,
in 000€	2024	2023	2022
Net profit (loss) for the year	13,406	6,695	(2,153)
Income taxes	733	78	975
Financial income	(7,677)	(5,019)	(6,114)
Financial expenses	2,969	3,865	4,420
Operating (loss)/ profit	9,432	5,619	(2,872)
Impairments	—	4,228	—
Other operating income (expense)	(2,350)	(3,077)	(2,693)
Corporate headquarter costs	10,254	10,464	9,504
Corporate research and development	3,681	2,785	2,600
Depreciation, amortization and impairment	21,742	21,511	22,026
Segment EBITDA adjustments	24	—	—
Segment Adjusted EBITDA	42,784	41,530	28,565

The Group has 1 individual customer that represents sales larger than 10% of the total revenue in 2024 (2023: 1; 2022: 1). The total amount of revenues from this customer for the year 2024 was K€ 50,500 (2023: K€ 39,868; 2022: K€ 31,338), and these revenues are reported within the Medical segment.

21.1 Entity-wide disclosures.

The revenue by geographical area is as follows:

	As of December 31,
in 000€	2024	2023	2022
United States of America	108,584	90,350	79,380
Americas other than USA	6,516	7,049	7,544
Belgium	6,564	8,265	7,407
Germany	34,963	33,172	30,039
France	17,355	19,053	16,237
Switzerland	19,710	20,780	16,918
United Kingdom	15,634	15,153	11,062
Italy	8,387	11,412	8,124
Netherlands	7,924	7,977	6,621
Other Europe	23,051	22,928	28,731
Asia Pacific	18,077	19,988	19,960
Total	266,765	256,127	232,023

The total revenue realized in the country of domicile (Belgium) in 2024 amounts to K€6,564 (2023: K€8,265; 2022: K€7,407).

The total non-current assets, other than financial instruments and deferred tax assets, by geographical area are as follows:

	As of December 31,
in 000€	2024	2023	2022
United States of America (USA)	13,416	12,329	12,048
Americas other than USA	2,687	3,023	3,812
Belgium	82,414	85,150	91,690
Germany	78,228	61,520	60,374
Poland	12,064	12,000	11,640
Rest of Europe	7,829	8,024	8,591
Asia-Pacific	1,668	1,578	2,012
Total	198,306	183,625	190,167

The totals of the above table include goodwill, intangible assets, property, plant & equipment, right-of-use assets and other non current assets as disclosed in the consolidated statements of financial position.

22Income and expenses

22.1 Revenue

22.1.1 Disaggregated revenue information

	For the year ended December 31, 2024
	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	65,288	16,286	27,010	108,584	—	108,584
Americas other than USA	5,678	601	237	6,516	—	6,516
Europe (without Belgium) & Africa	37,591	16,884	72,549	127,024	—	127,024
Belgium	1,448	153	4,963	6,564	—	6,564
Asia Pacific	6,353	9,975	1,749	18,077	—	18,077
Total revenue from contracts with customers	116,358	43,899	106,508	266,765	—	266,765
Type of goods or service
Software revenue (non-medical)	—	43,899	—	43,899	—	43,899
Software revenue (medical)	33,756	—	—	33,756	—	33,756
Medical devices and services	82,602	—	—	82,602	—	82,602
Manufacturing	—	—	106,508	106,508	—	106,508
Other	—	—	—	—	—	—
Total revenue from contracts with customers	116,358	43,899	106,508	266,765	—	266,765
Timing of revenue recognition
Goods/Services transferred at a point in time	86,436	11,599	101,876	199,911	—	199,911
Goods/Services transferred over time	29,922	32,300	4,632	66,854	—	66,854
Total revenue from contracts with customers	116,358	43,899	106,508	266,765	—	266,765

	For the year ended December 31, 2023
	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	53,748	15,451	21,151	90,350	—	90,350
Americas other than USA	5,673	488	888	7,049	—	7,049
Europe (without Belgium) & Africa	34,082	17,708	78,686	130,476	—	130,476
Belgium	1,155	130	6,980	8,265	—	8,265
Asia Pacific	6,718	10,665	2,605	19,988	—	19,988
Total revenue from contracts with customers	101,376	44,442	110,310	256,127	—	256,127
Type of goods or service
Software revenue (non-medical)	—	44,442	—	44,442	—	44,442
Software revenue (medical)	31,700	—	—	31,700	—	31,700
Medical devices and services	69,676	—	—	69,676	—	69,676
Manufacturing	—	—	110,310	110,310	—	110,310
Other	—	—	—	—	—	—
Total revenue from contracts with customers	101,376	44,442	110,310	256,127	—	256,127
Timing of revenue recognition
Goods/Services transferred at a point in time	73,750	14,844	105,205	193,799	—	193,799
Goods/Services transferred over time	27,626	29,598	5,105	62,329	—	62,329
Total revenue from contracts with customers	101,376	44,442	110,310	256,127	—	256,127

	For the year ended December 31, 2022
	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	45,929	14,946	18,505	79,380	—	79,380
Americas other than USA	5,752	523	1,269	7,544	—	7,544
Europe (without Belgium) & Africa	24,468	17,148	76,116	117,731	—	117,731
Belgium	1,003	247	6,158	7,408	—	7,408
Asia Pacific	7,694	10,825	1,441	19,960	—	19,960
Total revenue from contracts with customers	84,846	43,688	103,489	232,023	—	232,023
Type of goods or service
Software revenue (non-medical)	—	43,688	—	43,688	—	43,688
Software revenue (medical)	27,074	—	—	27,074	—	27,074
Medical devices and services	57,772	—	—	57,772	—	57,772
Manufacturing	—	—	103,489	103,489	—	103,489
Other	—	—	—	—	—	—
Total revenue from contracts with customers	84,846	43,688	103,489	232,023	—	232,023
Timing of revenue recognition
Goods/Services transferred at a point in time	61,884	16,067	98,580	176,531	—	176,531
Goods/Services transferred over time	22,962	27,621	4,909	55,492	—	55,492
Total revenue from contracts with customers	84,846	43,688	103,489	232,023	—	232,023

The revenue per type of good or service including the previous years is as follows:

	For the year ended December 31
in 000€	2024	2023	2022
Software revenue (non-medical)	43,899	44,442	43,688
Software revenue (medical)	33,756	31,700	27,074
Medical devices and services	82,602	69,676	57,772
Manufacturing	106,508	110,310	103,489
Total	266,765	256,127	232,023

22.1.2 Contract balances

The following table provides information about receivables, contracts in progress (contract assets) and deferred income (contract liabilities) from contracts with customers.

	As of December 31,
in 000€	2024	2023	2022
Trade receivables, included in ‘trade and other receivables’	53,718	53,505	51,443
Contract assets / contracts in progress	590	637	643
Contract liabilities / deferred income / advances received on contracts	51,792	50,390	50,065

We refer to Note 18 for a detail of the deferred income. Note 18 includes a split of the deferred income in current and non-current. Non-current deferred income, representing mainly maintenance contracts with terms more than one year and certain contracts with up-front fees which are allocated to performance obligations that will be satisfied over more than one year, may be recognized as revenue between one to three years. Total revenue recognized during 2024 that was included in the contract liability at the beginning of the year amounts to K€40,791.

The relation between the timing of satisfaction of the performance obligations and the timing of billing resulting in contract assets and liabilities is as follows:

●	Maintenance services: maintenance services are typically billed at the beginning of the maintenance period resulting in deferred income that is recognized on a straightline basis over the maintenance period.
●	Software licenses: certain software licenses may have been billed prior to the delivery of the software key or time-based software licenses may have been billed up-front resulting in a deferred income balance.

●	Certain agreements in the medical segment include up-front fees such as step-in fees or milestone payments which are billed at inception of the contract but which are allocated to performance obligations which are satisfied at a later time in the contract term or which have not been recognized considering the revenue constraint (i.e. may have to be credited when customer achieves certain volume targets). In addition, certain contracts include prepaid fees for volume “Plan Only” purchases for which the purchased services are only delivered during a one year period. Those fees result in deferred income which are recognized as revenue when services/products are delivered and revenue is not constrainted.
●	Certain development services are satisfied while the services can only billed at certain pre-defined points in time or when the services are fully satisfied resulting in contracts in progress / contract assets.

22.2 Cost of sales

Cost of sales includes the following selected information:

	For the year ended December 31
in 000€	2024	2023	2022
Purchase of goods and services	(52,576)	(53,747)	(51,597)
Amortization and depreciation	(11,607)	(11,298)	(11,174)
Payroll expenses	(51,705)	(46,678)	(42,718)
Work in Progress	(52)	727	2,234
Total	(115,940)	(110,996)	(103,255)

22.3 Research and development expenses

Research and development expenses include the following selected information:

	For the year ended December 31
in 000€	2024	2023	2022
Purchase of goods and services	(6,026)	(4,759)	(5,930)
Amortization and depreciation	(1,696)	(1,459)	(1,454)
Payroll expenses	(36,678)	(31,900)	(30,184)
Other	—	20	—
Total	(44,400)	(38,098)	(37,568)

22.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	For the year ended December 31
in 000€	2024	2023	2022
Purchase of goods and services	(10,949)	(10,437)	(11,802)
Amortization and depreciation	(2,319)	(2,285)	(2,541)
Payroll expenses	(48,328)	(45,100)	(47,782)
Other	(24)	—	—
Total	(61,620)	(57,822)	(62,125)

22.5 General and administrative expenses

General and administrative expenses include the following selected information:

	For the year ended December 31
in 000€	2024	2023	2022
Purchase of goods and services	(7,154)	(7,211)	(6,240)
Amortization and depreciation	(2,747)	(2,361)	(1,710)
Payroll expenses	(29,696)	(27,496)	(27,193)
Total	(39,597)	(37,068)	(35,143)

22.6 Net other operating income/ (expense)

The net other operating income can be detailed as follows:

	For the year ended December 31
in 000€	2024	2023	2022
Government grants	4,913	4,853	4,932
Amortization intangibles purchase price allocation	(3,326)	(4,012)	(5,146)
Allowance for doubtful debtors	(95)	(448)	390
Tax credits	1,246	1,360	887
Arbitration settlement	—	(5,189)	—
Impairment of intangible assets (Note 6) and PP&E (Note 7)	—	(3,054)	—
Impairment of goodwill (Note 5)	—	(1,175)	—
Indemnity fee from commercial agreement	—	—	506
COVID support Germany	—	—	681
Other	1,485	1,141	946
Total	4,223	(6,524)	3,196

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

22.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2024, 2023 and 2022:

	For the year ended December 31
in 000€	2024	2023	2022
Short-term employee benefits	(127,328)	(117,443)	(115,169)
Social security expenses	(22,370)	(19,430)	(19,002)
Expenses defined contribution plans	(1,743)	(1,586)	(1,463)
Other employee expenses	(14,965)	(12,715)	(12,241)
Total	(166,406)	(151,174)	(147,875)
Total registered employees at the end of the period	2,514	2,437	2,439

22.8 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31
in 000€	2024	2023	2022
Interest expense	(1,299)	(1,751)	(2,047)
Foreign exchange losses	(1,310)	(1,770)	(1,645)
Other financial expenses	(360)	(344)	(728)
Total	(2,969)	(3,865)	(4,420)

22.9 Financial income

Financial income includes the following selected information:

	For the year ended December 31
in 000€	2024	2023	2022
Interest income	4,252	4,450	1,332
Foreign exchange gains	3,416	563	4,778
Other finance income	9	6	4
Total	7,677	5,019	6,114

22.10 Income taxes and deferred taxes

Current income tax

The following table shows the breakdown of the tax expense for 2024, 2023 and 2022:

	As of December 31,
in 000€	2024	2023	2022
Current income tax	(1,861)	(2,355)	(2,000)
Deferred income taxes	1,128	2,277	1,025
Total income taxes for the period	(733)	(78)	(975)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liabilities and the deferred tax expense for 2024, 2023 and 2022:

	Asset/(liability)			Income/(expense)
in 000€	2024	2023	2022	2024	2023	2022
Tax losses, patent and innovation income deduction, and other tax credits	3,263	3,199	3,134	—	—	—
Amortization development assets and other intangible assets	1,357	400	328	—	—	—
Depreciation property, plant & equipment	338	224	40	—	—	—
Leases	48	53	72	—	—	—
Other items	314	343	—	—	—	—
Total deferred tax assets	5,320	4,220	3,574	1,877	3,623	4,580
Property, plant & equipment	(541)	(569)	(274)	—	—	—
Intangible assets	(3,847)	(3,664)	(5,470)	—	—	—
Deferred income	(425)	(743)	(778)	—	—	—
Investment grants	(159)	(172)	(178)	—	—	—
Other items	(27)	—	—	—	—	—
Total deferred tax liabilities	(5,000)	(5,148)	(6,700)	(749)	(1,345)	(3,554)
Netting	1,798	1,422	2,388	—	—	—
Total deferred tax assets, net	3,523	2,797	1,186	—	—	—
Total deferred tax liabilities, net	(3,202)	(3,725)	(4,312)	—	—	—
Total deferred tax income (expense)	—	—	—	1,128	2,277	1,025

The Group has unused tax losses carried forward and Innovation Income Deduction of K€119,042 for 2024 (2023: K€91,753; 2022: K€87,558) of which K€55,669 for 2024 (2022: K€46,533; 2022: K€45,245) relating to Materialise NV.

Under the Belgian Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis.

With respect to the tax losses carried forward and Innovation Income Deductions carried forward no deferred tax asset was recognized at December 31, 2024 for Materialise NV (2023: € 0.1 million, 2022: € 0.2 million) and we recognized a deferred tax asset of € 1.2 million for Materialise USA (2023: € 1.0 million, 2022: €1.6 million).

The deferred tax liability of K€5,000 as at December 31, 2024 mainly relates to the intangibles that have been recognized in connection with business combinations (mainly ACTech).

Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2024	2023	2022
Profit (loss) before taxes	14,139	6,772	(1,178)
Income tax at statutory rate of 25%	(3,535)	(1,693)	295
Effect of different local tax rate	(294)	(416)	39
Tax adjustments to the previous period	125	(63)	84
Non-deductible expenses	(301)	(324)	(431)
Research and development tax credits	517	203	177
Innovation income deduction	3,325	2,560	—
Non recognition of deferred tax asset	(1,292)	(1,815)	(1,706)
Recognition of previously unrecognized tax losses	221	1,186	548
Non-taxable income	574	450	406
Use of previous years’ tax losses and tax credits (or deductible temporary differences) for which no deferred tax assets were recognized	462	—	243
Taxes on other basis	(348)	(232)	(149)
Other	(187)	66	(481)
Income tax benefit (expense) as reported in the consolidated income statement	(733)	(78)	(975)

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

The net profit (loss) for the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended December 31
in 000€	2024	2023	2022
Net profit (loss) attributable to ordinary equity holders of the parent for basic earnings	13,436	6,722	(2,123)
Net profit (loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	13,436	6,722	(2,123)

The warrants are dilutive at December 31, 2024. The warrants were dilutive as per December 31, 2023 and were antidilutive as per December 31, 2022.

The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31
in 000	2024	2023	2022
Weighted average number of ordinary shares for basic earnings per share	59,067	59,067	59,064
Effect of dilution:
Warrants	37	18	—
Weighted average number of ordinary shares adjusted for effect of dilution	59,105	59,085	59,064

The earnings per share are as follows:

	For the year ended December 31
	2024	2023	2022
Earnings per share attributable to the owners of the parent
Basic	0.23	0.11	(0.04)
Diluted	0.23	0.11	(0.04)

24Commitments and contingent liabilities

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction) is K€18,558 (2023: K€22,165; 2022: K€23,560). The total outstanding mortgages and pledges are K€100,676 in 2024 (2023: K€100,755; 2022: K€100,978).

Included in the above, the Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€69,300 in 2024 (2023: K€69,300; 2022: K€69,300) and pledges on other fixed assets for a total amount of K€140 (2023: K€219; 2022: K€442).

Other commitments

At December 31, 2024, the Group has outstanding non-cancellable contracts with a future commitment of K€24,237 (2023:K€22,267; 2022:K€25,385) mainly related to purchase commitment for raw materials, energy and gas; and of K€5,307 (2023: K€9,330; 2022: K€0) related to property, plant & equipment.

Legal Proceedings

The Group is currently not a party to any legal or arbitration proceedings, which, in the opinion of the management, is likely to have or could reasonably possibly have a material adverse effect on the business, financial position or results of operations.

25Risks

Foreign exchange risk

The Group transacts business globally and is subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which it sells its products and services are generally not considered to be highly inflationary. In the years ended December 31, 2024, 2023 and 2022, 36%, 34% and 39% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

The Group has primarily exposure to the USD, GBP, BRL, PLN and JPY as foreign currency. The exposure on MYR and CZK is limited. There is only a limited portion of turnover in local currency.

If the U.S. dollar (rate for €1) would have appreciated by 10%, the net result would have been € 0.7 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been € 0.6 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.

To limit the exposure to foreign currency rate fluctuations on the U.S. dollar, the Group has entered into currency rate swaps. As of December 31, 2024 the Group had hedge agreements in place for $ 10.3 million, all maturing before year-end 2025. We refer to note 20 for the related fair value of these derivatives.

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

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. At December 31, 2024, we held cash and cash equivalents of € 102.3 million, while €13.0 million of our € 41.3 million gross debt was short term. At December 31, 2024, we had an undrawn credit line of € 50 million as more fully described in Note 15 to the consolidated financial statements.

The range of contracted obligations are as follows (incl. interest):

	Less than 1			More than 5
in 000€	year	2 to 3 years	4-5 years	years	Total
At December 31, 2024
Loans & borrowings	10,953	14,966	3,637	5,384	34,940
Lease liabilities	2,931	3,657	1,601	236	8,425
Trade payables	23,348	—	—	—	23,348
Other liabilities	503	—	—	—	503
Total	37,735	18,623	5,238	5,620	67,216

	Less than 1			More than 5
	year	2 to 3 years	4-5 years	years	Total
At December 31, 2023
Loans & borrowings	23,858	19,668	8,257	7,084	58,867
Lease liabilities	2,895	3,010	1,951	876	8,732
Trade payables	21,196	—	—	—	21,196
Other current liabilities	650	315	—	—	965
Total	48,599	22,993	10,208	7,960	89,760

	Less than 1			More than 5
	year	2 to 3 years	4-5 years	years	Total
At December 31, 2022
Loans & borrowings	18,156	35,131	15,017	8,627	76,931
Lease liabilities	3,080	2,725	1,289	1,425	8,519
Trade payables	23,230	—	—	—	23,230
Other current liabilities	339	—	—	—	339
Total	44,805	37,856	16,306	10,052	109,019

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

			Less than 30				More than
in 000€	Total	Non-due	days	31-60 days	61-90 days	91-180 days	181 days
December 31, 2024	53,052	41,934	6,683	1,294	825	2,058	258
December 31, 2023	52,698	41,895	7,053	1,213	983	935	619
December 31, 2022	51,043	41,764	5,451	2,212	656	458	502

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2024, 2023 and 2022.

26Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the year ended December 31
in 000€	2024	2023	2022
Short-term employee benefits	2,531	2,554	2,736
Post-employment benefits	65	73	75
Total	2,596	2,627	2,811
Warrants granted	—	350,000	—
Warrants outstanding	350,000	350,000	—

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members).

In the year ending December 31, 2023, a total of 350,000 warrants were granted to key management personnel, of which 350,000 are outstanding as of December 31, 2024. Compensation expense recognized in the year ending December 31, 2024 related to share-based payment arrangements amounted to K€285 (2023: K€47; 2022: K€0).

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

	Sale of	Purchases		Interest	Right-of-		Lease	Other
in 000€	goods to	from	Depreciation	expense	Use Assets	Receivables	liabilities	liabilities
Non-executive directors of the Group
2024	—	145	—	—	—	—	—	—
2023	—	172	—	—	—	—	—	64
2022	—	163	—	—	—	—	—	86

Shareholders of the Group
2024	—	119	—	2	—	—	—	67
2023	—	97	—	3	—	—	—	64
2022	—	104	—	5	—	—	—	96

Joint ventures
2024	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—

Non-controlling interests
2024	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—

Related party – Lunebeke NV / Ailanthus NV

Lunebeke NV is owned by a shareholder and director of the Group and was established on December 29, 2020 following a partial demerger of Ailanthus NV (a former related party of the Group that merged with Materialise NV subsequent to a partial demerger). The activities taken over by Lunebeke NV through the partial demerger of Ailanthus NV were taken over from Ailanthus NV with retro-active effect as of October 1st, 2021. The Group rents apartments on a regular basis from Lunebeke NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Lunebeke NV for rent in 2024 was K€119 (2023: K€97; 2022: K€104).

27Events subsequent to the statement of financial position date

No events subsequent to the date of the statement of financial position have occurred that would require adjustment to, or disclosure in, the consolidated financial statements.

28Overview of consolidated entities

The following table includes the overview of the entities as of December 31, 2024.

	Country of
Name	incorporation	% equity interest*
		2024	2023	2022
Materialise NV	Belgium	100%	100%	100%
FEops NV	Belgium	100%	0%	0%
Materialise SAS	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%
Materialise s.r.o.	Czech Republic	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%
OBL SAS	France	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%
MATERIALISE SDN. BHD	Malaysia	100%	100%	100%
Materialise Ukraine LLC	Ukraine	100%	100%	100%
RapidFit NV	Belgium	100%	100%	100%
Meridian Technique Limited	United Kingdom	100%	100%	100%
OrthoView Holdings Limited	United Kingdom	100%	100%	100%
Materialise SA	Poland	100%	100%	100%
Materialise Colombia SAS	Colombia	100%	100%	100%
Materialise Motion NV	Belgium	100%	100%	100%
Materialise Shanghai Co.Ltd	China	100%	100%	100%
Engimplan Engenharia de Implante Industria E Comércio Ltda	Brazil	100%	100%	100%
Engimplan Holding Ltda	Brazil	100%	100%	100%
Materialise Limited	South-Korea	100%	100%	100%
Materialise Australia PTY Ltd	Australia	100%	100%	100%
Materialise S.R.L.	Italy	100%	100%	100%
ACTech GmbH	Germany	100%	100%	100%
ACTech Holding GmbH	Germany	100%	100%	100%
ACTech North America, Inc.	United States	100%	100%	100%
Tianjin Zhenyuan Materialise Medical Technology Ltd	China	51%	51%	51%

Note: OrthoView Holdings Limited dissolution (or strike-off) process ended the 18th of March 2025.

*The overview provides the equity interest held as of 31 December of each respective year.

The entities Materialise GmbH, Bremen, Germany, ACTech Holding GmbH, Freiberg / Saxony, Germany and ACTech GmbH, Freiberg / Saxony, Germany, have taken advantage of the exemption regulations of § 264 (3) HGB (German Commercial Code) for the financial year ending December 31, 2022, 2023 and 2024.

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