Form 20-F
period 2025-12-31
MATERIALISE NV
filed 2026-04-23
CIK 1091223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was: 59,067,186 Ordinary Shares

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

Our trademark portfolio contained 286 registered trademarks as of December 31, 2025. All other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, divestures, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us. In particular, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information” of this annual report and in the notes to our audited consolidated financial statements, we discuss, based on our current assessment of the ongoing armed conflict in Ukraine, and other geopolitical tensions how our business, results of operations, and financial condition could be impacted during the year 2026 and beyond.

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

●	the global political, economic, and macroeconomic climate, whether within our industry in general, or among specific types of customers or within particular geographies, including but not limited to, the impacts related to labor shortages, supply chain disruptions, actual or perceived instability in the global banking system, the results of local and national elections (including policy changes resulting from the U.S. presidential administration), changes in rules and regulations related to taxation, tariffs and trade restrictions, a potential recession, inflation, and fluctuating interest rates;

●	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;
●	fluctuations in our revenue and results of operations;
●	impacts on our business, financial conditions and results of operations from the armed conflicts in Ukraine, Israel and the Middle East;
●	impacts on our business, financial conditions and results of operations from increased geopolitical tensions, including the ongoing tensions between the United States and China;
●	our ability to operate in a highly competitive and rapidly changing industry;
●	our ability to adequately increase demand for our products and services;
●	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties;
●	our ability to integrate acquired businesses or technologies effectively and our ability to manage divestures;
●	our dependence upon sales to certain industries;
●	our relationships with suppliers;
●	our ability to attract and retain employees and contractors;
●	any disruptions to our service center operations, including by accidents, warfare, natural disasters or otherwise;
●	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;
●	our ability to adequately protect our intellectual property and proprietary technology;
●	our international operations;
●	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and
●	other risk factors as set forth under “Item 3. Key Information – D. Risk Factors.”

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Principal Risk Factors

Risks Relating to our Business and Strategy

●	The growth of the additive manufacturing market is uncertain, and we may not be able to maintain or increase the market share or reputation of our software, other products, services and technologies necessary to remain or become a market standard.
●	The transition toward cloud-based software subscription models may not be successfully developed or implemented.
●	We are dependent upon sales to the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, and to certain customers in those industries.
●	We rely on collaborations and strategic arrangements to develop products and services and expand into new markets, which entails risks, including the ability to enter into, maintain or effectively control relationships or realize their anticipated benefits.
●	We operate in highly competitive market segments with rapidly decreasing barriers to entry.
●	Our artificial intelligence and machine learning initiatives may not achieve their intended outcomes.
●	We could experience unforeseen difficulties in building and operating key portions of our 3D printing infrastructure.

Risks Relating to our operations

●	We may experience disruptions to our information technology systems, including security breaches in our products and computer systems, our customers’ networks, or our third party providers’ hosting services, and failures of service from third party technology, platform, carriers, server and hardware providers or our local servers. Related to this, we face specific risks around the privacy and security of personal data we collect, and our insurance coverage may prove insufficient to address resulting liabilities.
●	Our international operations expose us to a variety of global and local economic, social, political and operational risks, and our failure to manage these risks could adversely affect our results of operations. Inflation, changes in tax laws or treaties, and broader macroeconmic conditions (such as the armed conflict in Ukraine) have had and may continue to have an adverse effect on our results.
●	If our relationships with suppliers, including with limited source suppliers of raw materials, services consumables and other components, were to terminate or our manufacturing and services arrangements were to be disrupted, our business could be adversely affected.
●	Our inability to retain and motivate key qualified personnel could negatively impact operations.
●	Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, reputational damage and potential liability, while our insurance policies may not provide adequate coverage for such liabilities.
●	Our operations are subject to environmental laws and other government regulations and emerging sustainability risks, including environmental, social and governance (ESG) matters and disruptions to our 3D printing service center operations, which could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our Materialise Medical Segment and Regulatory Environment

●	Our medical business, financial condition, results of operations and cash flows are subject to substantial government regulations and healthcare policy changes, including reimbursement levels and price regulation, which could adversely affect us.
●	The use, including the misuse or off-label use, of our medical services and products may be deemed unauthorized use or improper promotion, which could harm our image in the marketplace or result in injuries that lead to product liability suits, regulatory sanctions, or, where our products cause or contribute to a death, serious injury, or malfunction, obligations under medical device reporting regulations that could trigger voluntary corrective actions or agency enforcement. In addition, if our marketed medical devices are defective or pose safety risks, relevant governmental authoritis could require their recall, or we may initiate a voluntary recall.
●	Alternative medical solutions could outperform the solutions we offer, rendering our solutions obsolete.
●	Our Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the US Quality System Regulation, which is costly and could subject us to enforcement action.

Risks relating to our Intellectual Property

●	Our inability to obtain and maintain patent protection, or otherwise protect our intellectual property rights, could harm our business, while enforcing or acquiring such rights – or defending against third-party claims through litigation or other proceedings – may result in substantial costs, loss of key rights, or restrictions on the conduct of our business.
●	Certain technologies and patents have been developed with collaboration partners and we may face restrictions on this jointly developed intellectual property.

Risks Related to our ordinary shares and ADSs

●	Our ordinary shares and ADSs may experience price and volume fluctuations and future sales of substantial amounts of ordinary shares or ADS on either or both of the stock exchanges on which they are listed, or the perception that such sales could occur, could adversely affect the market value of the securities or the interests of shareholders.
●	Members of our board of directors and senior management own a significant percentage of our ordinary shares, have signficant voting power and are able to exert significant influence over matters subject to shareholder approval. Further, holders of ADSs are not treated as shareholders of our company, and therefore do not have any rights as shareholders of our company, other than the rights they have pursuant to the deposit agreement. Holders of ADSs may have limited voting rights, may not receive distributions or any value for them if impractical or illegal to distribute, have limited rights to call shareholder meetings or submit proposals, and are also subject to certain transfer limitations.
●	The dilutive effect of our warrants could have an adverse effect on the future market price of our ordinary shares or the ADSs or otherwise adversely affect the interests of our shareholders.
●	We have no present intention to pay cash dividends on our ordinary shares in the foreseeable future and, consequently, investors’ only opportunity to achieve a return on their investment during that time is if the price of our ordinary shares or the ADSs appreciates.
●	As a foreign private issuer dual-listed on Euronext Brussels and Nasdaq, we are exempt from certain U.S. securities laws and Nasdaq corporate governance rules, file less information with the SEC than U.S. domestic issuers, and may lose our foreign private issuer status in the future, resulting in significant additional costs. Further, investors outside Belgium may face difficulties serving process or enforcing foreign judgments against us, our directors, and senior management.
●	If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.
●	Operating as a dual-listed company has resulted in, and will continue to result in, significant increased costs, substantial management time devoted to compliance, and may require additional qualified accounting and financial personnel.
●	We are a Belgian limited liability company listed in the U.S. and in Belgium, and shareholders of our company may have different and more limited shareholder rights than shareholders of a listed company in Belgium or of a U.S. listed corporation.
●	Investors may not be able to participate in equity offerings and ADS holders may not receive any value for rights that we may grant.
●	Shareholders in jurisdictions with currencies other than the euro face additional currency exchange risk, and fluctuations in the exchange rate between the euro and the U.S. dollar may increase the risk of holding our securities.
●	Fluctuations in the exchange rate between the euro and the U.S. dollar may increase the risk of holding our ADSs and ordinary shares.
●	We do not expect to be classified as a PFIC for U.S. federal income tax purposes, but there is a risk of such classification in the future, which could result in materially adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or ADSs.
●	Changes in our U.S. federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.

Risks Relating to Our Business and Strategy

The speed of the growth of the additive manufacturing market cannot be accurately predicted, and in a growing market, we may not be able to maintain or increase the market share or reputation of our software, other products, services and technologies necessary to remain or become a market standard

The industrial and medical industries are generally dominated by conventional production methods with limited use of additive manufacturing, or 3D printing, technology in certain specific instances. If additive manufacturing technology for the production of end use parts does not gain more mainstream market acceptance, the pace by which additive manufacturing technology gains market acceptance does not accelerate or if the marketplace adopts additive manufacturing based on a technology other than the technologies that we currently use or serve (including in the medical, eyewear, footwear, fixtures and aerospace markets that we target), we may not be able to meet our growth objectives or increase or sustain the level of sales of our additive manufacturing software solutions, products and services, and our results of operations would be adversely affected as a result.

In addition, the growth of the additive manufacturing industry is on a global scale and is subject to constant innovation and technological change. A variety of technologies compete against one another in our market, which is driven, in part, by technological advances and end-user requirements and preferences, as well as by the emergence of new standards and practices. As the additive manufacturing market evolves, the industry standards that are adopted and adhered to are a function of the inherent qualities of the technology as well as the willingness of members of the industry to adopt them. To remain competitive, we depend in large part on our ability to increase and maintain market share and influence in the industry in order to be recognized as a market standard. Nonetheless, in the future, our influence in setting standards for the additive manufacturing industry may be limited and the standards adopted by the market may not be compatible with our present or future products and services.

In particular, our present or future software, other products and services and technologies could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors, by other technologies or by new customer needs. Our ability to remain competitive will depend, in large part, on our ability to enhance and adapt our current software, other products and services and technologies to developments in technologies and to new and changing customer needs. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our software, other products and services and technologies, which if not successfully done, could hinder our ability to achieve growth targets and maintain market competitiveness. There is no assurance that we will be able to maintain and enhance the market share of our current software, other products and services and technologies or respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing and deploying a cloud-based platform to offer our software.

We offer 95% of our current software products through on-premises licensing (either on a perpetual or annual basis). We believe the industrial software market is evolving to Software as a Service, or SaaS, and other cloud-based models of software deployment where software providers typically license their applications to customers for use as a service on demand through web browser technologies. While we are deploying an increasing number of cloud-enabled platform components, through our CO-AM and Mimics Flow platforms to offer our software products either by means of a SaaS or a cloud-based subscription model, there is no guarantee that these platforms will be adopted by customers over other platforms and our results of operations could be adversely affected as a result.

Even if we would successfully and timely complete this integration, which we aim to do by 2030, SaaS or cloud-based software offering may differ significantly from the perpetual and annual licensing models that we offered until recently. An increase in the prevalence of SaaS and cloud-based delivery models offered by us or our competitors could unfavorably impact the pricing of our on-premises software offerings and have a dampening impact on overall demand for our on-premises software product offerings, which could reduce our revenues and profitability. In addition, to the extent that demand for our SaaS or cloud-based offerings increases in the future, we may experience volatility in our reported revenues and operating results due to the differences in timing of revenue recognition between our perpetual and annual software licenses and our SaaS and cloud-based offering arrangements.

We are dependent upon sales to the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, and to certain customers in those industries.

Our revenue from products is currently relatively concentrated in the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, respectively. Our sales to the orthopedic and the automotive industries account for 40% of the consolidated annual turnover. We furthermore expect additional growth to come from certain other specific markets, such as the cardiac and pulmonary markets. To the extent any of these industries experience, or continue to experience, a downturn, our results of operations may be adversely affected.

We rely on collaborations, in-licensing arrangements, joint ventures, strategic alliances and partnerships to develop products and services and expand into new markets, but we may not be able to enter into or maintain such relationships or may not be in a position to exercise decision-making authority in such relationships, and the anticipated benefits of such transactions or arrangements may not be realized.

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

In particular, our strategy includes entering into collaborations with our customers in certain large-scale markets and leveraging these collaborations to enter into other underserved specialty markets. In the medical market, we have entered into collaborations with DePuy Synthes Companies of Johnson & Johnson, or DePuy Synthes, and Zimmer Biomet Holdings, Inc., or Zimmer Biomet, as well as with Encore Medical, L.P. (d/b/a Enovis), or Enovis, Limacorporate Spa, or Lima, Mathys AG, or Mathys (which is now part of the same company as Enovis), Smith & Nephew Inc., or Smith & Nephew, Corin Ltd, or Corin, Medtronic Inc., or Medtronic, and Abbott Laboratories Inc., or Abbott, the expiration dates of which (unless renewed in accordance with our past practice) vary between March 2026 and September 2027. Increased adoption of our software, products and services, especially in potentially high-growth specialty markets, will depend in part on our current and future collaborators’ willingness to continue to adopt our additive manufacturing and other solutions in their markets and on our ability to continue to collaborate with these and other players. Certain of our customers that have initially relied on our 3D printing software and services have announced their intention to bring their 3D printing operations in-house and enter the market themselves, and other customers may also do so in the future as they gain experience and as 3D printing technology gains strategic importance, thus denying us continued access to their distribution channels (see also “We operate in market segments that are characterized by vigorous competition, and barriers to enter the software, medical and industrial markets with additive manufacturing solutions are decreasing rapidly.”). In addition, a change of control or other form of reorganization or restructuring of any of our collaboration partners, of which many operate in industries which are experiencing consolidation, deconsolidation or reorganization, may negatively impact our relationship, including as a result of (early) termination, non-renewal or renewal at less commercially favorable terms of our existing contractual arrangements. If we are not able to maintain or renew our existing collaborations at commercially favorable terms or at all and develop new collaborative relationships, our foothold in larger markets and expansion into potentially high-growth specialty markets could be harmed significantly and our results of operations may be adversely affected.

Additionally, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaboration partners may have economic or business interests or goals that are, or that may become, inconsistent with our economic or business interests or goals. It is possible that conflicts may arise with our current or future collaboration partners, such as conflicts concerning the achievement of performance milestones, or the interpretation of terms under any agreement, such as those related to financial obligations, the ownership or license rights or control of intellectual- property developed before or during the collaboration or indemnification. If any conflicts arise with our current or future collaboration partners, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaboration partners or any future collaboration partners devote to our collaboration partners’ or our future products or services. Disputes with our collaboration partners may result in litigation or arbitration that would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products or access to the markets relating to such transaction or arrangement or may need to purchase such rights at a premium.

The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.

To remain competitive, we invest, and intend to continue to invest, significant amounts in various research and development programs. There is no assurance, however, that these research and development programs will enable us to improve our existing 3D printing software solutions, products and services or create new software, products or services that address the needs of prospective end-users (including the increased use of additive manufacturing for personalized solutions and end use parts instead of prototypes and the trend of offering more cloud-enabled software solutions). Even if some of these programs are successful, it is possible that the new software, products or services developed from such programs will not be commercially viable, that new 3D printing technologies that we, or others, develop will eventually supplant our current 3D printing technologies, that changes in the manufacturing or use of 3D printers will adversely affect the need or demand for our software, products or services or that our competitors will create or successfully market 3D printing technologies that will replace our solutions, products and services in the market. As a result, any of our software solutions, products or services may be rendered obsolete or uneconomical and our significant investments in all or some of our research and development programs may be lost.

We operate in market segments that are characterized by vigorous competition, and barriers to enter the software, medical and industrial markets with additive manufacturing solutions are decreasing rapidly.

The market segments in which we operate, Materialise Software, Materialise Medical and Materialise Manufacturing, are characterized by vigorous competition, by the entry of competitors with innovative technologies, by consolidation of companies with complementary products, services and technologies, and by entry of large corporations in any one or more of our market segments, including certain of our former or current customers. In addition, the barriers to enter the software, medical and industrial markets with 3D printing solutions are decreasing rapidly.

In the Materialise Software segment, the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. Additionally, there are certain open-source software applications that are being offered free of charge or for a nominal fee that may place additional competitive pressure on us. 3D printer manufacturers, which closely work with their customers, may also successfully bundle their own software solutions with their equipment, which may make our independent software solutions obsolete. In addition, companies that have greater financial, technical, sales and marketing and other resources, including market leaders with significant in-house capacities in software development, or existing computer-aided design (CAD) or computer-aided manufacturing (CAM), or manufacturing execution system, or MES, software providers, are entering the additive manufacturing market and may very rapidly gain a significant share of the markets that we target (including through the acquisition of startup and scale-up companies that are active in the development and sale of additive manufacturing software tools).

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

In the Materialise Manufacturing segment, as additive manufacturing gains importance as a strategic technology, our customers are likely to bring 3D manufacturing in-house and reduce or even discontinue using our 3D printing services, resulting in a decreased prototyping demand. In addition, competitors with more efficient or profitable business models, superior techniques or more advanced technologies may take market share away from us, while our transition towards series manufacturing is still in a build-up phase. Also, in certain specific markets that our Materialise Manufacturing segment targets, including, among others, the shoe wear and eyewear markets, in which the adoption of 3D printing is slower than expected, established players may develop their own competitive solutions or may engage in collaborations with our competitors, preventing us from gaining a viable position in these markets.

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

We have been developing and incorporating artificial intelligence (or AI) and machine learning (or ML) into our programs and platforms, particularly in the Materialise Medical segment. For example, we have implemented AI and ML algorithms to automate the preparation of patient specific cases related to segmentation tasks (such as selecting the anatomy out of stacks of CT or MRI images) and landmarking tasks (such as locating anatomical points in the CT or MRI scans).

As with many innovations, AI and ML present risks, challenges and unintended consequences that could impact our successful ability to incorporate the use of AI and ML in our business. For example, our algorithms may be flawed and not achieve sufficient levels of accuracy or contain biased information, or our internal validation and quality control measures may prove to be deficient. In addition, our competitors or other third parties may incorporate AI and ML solutions into their platforms more successfully than us, and their AI and ML solutions may achieve higher market acceptance than ours, which may result in us failing to recoup our investments in developing ML and AI-powered offerings. We have made and expects to continue to make significant investments in our AI and ML technology. Our ability to employ AI and ML, or any ability of our competitors to do so more successfully, may negatively impact our business, impair our ability to compete effectively, result in reputational harm and have an adverse impact on our operating results.

Moreover, our use of (generative) AI and ML may give rise to litigation risk, including potential intellectual-property or privacy liability. Because AI is an emerging technology, there is not a mature body of case law construing the appropriateness of certain of our uses of data – whether through the employment of large language models or other models leveraging data found on the internet – and the evolution of this law may limit our ability to exploit artificial intelligence tools, or expose us to litigation. Further, (generative) AI and ML presents emerging ethical issues and if our use of (generative) AI and ML algorithms draws controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm or legal liability.

In addition, given the complex nature of (generative) AI and ML technology, we face an evolving regulatory landscape and significant competition from other companies, some of which have longer operating histories and significantly greater financial, technical, marketing, distribution, professional services, or other resources than ourselves. For example, the European Union’s Artificial Intelligence Act (or the AI Act) – the world’s first comprehensive AI law – has entered into force in 2024 and, with some exceptions, becomes effective in 2026. This legislation imposes significant obligations on providers and deployers of high risk AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. If we develop or use (generative) AI or ML systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. Any of the foregoing could adversely affect our business, reputation, or financial results.

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

Risks relating to our operations

We may experience disruptions to our information technology systems, including security breaches in our products and computer systems, our customers’ networks, or our third party providers’ hosting services (particularly with the transition to SaaS and cloud-based applications), and failures of service from third party technology, platform, carriers, server and hardware providers or our local servers

We make significant efforts to maintain the security and integrity of our product source code and computer systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These threats include identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, advanced persistent threat, application centric attacks, peer-to-peer attacks, phishing, backdoor trojans and distributed denial of service attacks. Despite significant efforts to create and continuously reinforce the security barriers to such programs (by implementation of the ISO 27001 standards and enhanced cybersecurity protocols), it is virtually impossible for us to entirely eliminate this risk. Like all software products and computer systems, our software products and computer systems are potentially vulnerable to such cyber-attacks, and our computer systems have been subject to certain cyber security incidents in the past.

Moreover, as we continue to invest in new lines of software and other products and services, we are exposed to increased security risks and the potential for unauthorized access to, or improper use of, the information of our product and service users. In addition, we are in an ongoing transition from distributing desktop software applications to developing and distributing online software services through our SaaS and cloud-based software applications. This transition comes with a shift in cybersecurity responsibilities from the customer to us, since we manage data we receive from our customers and may be responsible to our customers for breaches of their data. This shift in responsibilities requires us to implement appropriate internal changes and to invest in additional cybersecurity capabilities (including training, tooling, and processes). However, cybersecurity incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services have frequently been targeted by such attacks. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. In addition, the SaaS and cloud-based software applications business is a highly dynamic market with rapidly evolving regulatory requirements, and we need to continually improve our cybersecurity controls to ensure continued compliance. We are investing in information security and privacy certifications to meet these evolving requirements. However, given the rapidly evolving nature of the regulatory landscape (e.g., the Cybersecurity Maturity Model Certification program of the US Department of Defense, the EU-wide NIS2 directive, the upcoming EU-wide Cyber Resilience Act, and, where applicable, the EU Data Act), we may be unable to ensure timely compliance with these requirements, which may adversely impact our business, financial condition and results of operations.

Furthermore, as we use third party cloud, technology, platform, carriers, server and hardware providers as well as local servers to host a major part of our servers as well as to host our SaaS and cloud-based software applications, the risk of a security breach or disruption is not limited to our products and computer systems but also applies to our providers’ hosting services as well as our customers’ networks. Moreover, breaches of our customers’ data caused by errors, omissions or hostile acts of third parties within the third party hosted environment are beyond our control, yet we would remain responsible for such data security incidents from a regulatory standpoint, in some instances. We may also be limited in our remedies against our third party hosting providers in the event of a failure of service. A failure or limitation of service or available capacity by our third party hosting providers could adversely affect our business and reputation.

In addition to security breaches, our systems may be vulnerable to damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data and other disruptive events. There may also be disruptions during the configuration, implementation or operation of, or during the migration to, new, SaaS and cloud-based systems as part of our transition to such online software services.

Finally, there could also be failures of service by third party technology, platform, carriers, server and hardware providers. If these providers are unable to handle current or higher volumes of use, experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with other service providers or assume these hosting responsibilities ourselves. In addition to using third party providers, we have also established local servers and infrastructure in multiple offices, including in Leuven, which may also be subject to failure.

We rely on our information technology systems and databases to manage numerous aspects of our business and to provide analytical information to management. Its information technology systems allow us to, among other things, optimize our software development and research and development efforts, organize our in-house 3D printing services logistics, efficiently purchase products from our suppliers, provide other procurement and logistic services, ship and invoice products to our customers on a timely basis, maintain cost-effective operations and generally provide service to our customers. Our information technology systems are an essential component of our business and growth strategies, and a disruption to or perceived failure in our information technology systems could significantly limit our ability to manage and operate our business efficiently. Any such disruption could therefore adversely affect our reputation, brand and financial condition. A security breach, disruptions or failure, whether of our products and servers, of our customers’ network security and systems or of third-party service providers, could disrupt the proper functioning of our software and other products and computer systems, disrupt access to our customers’ stored information and could lead to the loss of, damage to or public disclosure of our customers’ stored information, cause errors in the output of our or our customers’ work, allow unauthorized access to our sensitive, proprietary or confidential information, our customers or the patients that we and our customers serve through our medical solutions. Many jurisdictions have enacted laws mandating companies to inform individuals, shareholders, regulatory authorities, and others of security breaches. In addition, certain of our customer agreements may require us to promptly report security breaches involving their data on our systems or those of subcontractors processing such data on our behalf. This mandatory disclosure may be costly, harm our reputation, erode customer trust, and require significant resources to mitigate issues stemming from actual or perceived security breaches.

If any of the foregoing occur, our reputation could be harmed, we could incur significant costs associated with remediation and the implementation of additional security measures or remediation, we may incur significant liability and financial loss, and we may be subject to regulatory scrutiny, investigations, proceedings, and penalties. In addition, certain of our customers are large and highly regulated, and if any of them were to conclude that our systems and procedures are insufficiently rigorous, they could terminate their relationships with us. As a result, our financial condition, results of operations and business could be adversely affected.

As noted above, any security compromise that causes an apparent privacy violation could also result in legal claims or proceedings, liability under various laws and regulations that regulate the privacy, security, or breach of personal information, and related regulatory penalties.

Our international operations expose us to a variety of global and local economic, social, political and operational risks, and our failure to manage these risks could adversely affect our results of operations

We operate in various global markets outside of Belgium, with:

●	subsidiaries in Malaysia, Japan, South Korea, Australia, China, Austria, the Czech Republic, France, Germany, Ukraine, the Netherlands, Poland, Italy, the United Kingdom, the United States and Colombia.
●	property, plants and equipment in Belgium, several states in the United States, the United Kingdom, France, Japan, the Czech Republic, Malaysia, Ukraine, China, Colombia, Poland, Australia, Germany, India, Brazil, South Korea and Spain; and
●	employees and consultants in Belgium, other European countries, Africa, the United States, other American countries and Asia Pacific.

During the financial year ended December 31, 2025 we generated only 2.3% of our revenue in Belgium. As a result, we are exposed to a range of global and local economic, social, health, environmental, political, regulatory and operational conditions, including, among other things, global health crises, recessions, currency fluctuations, high interest rates, inflation, labor shortages, civil unrest, political instability, tariffs, export controls, trade restrictions, and changing regulations, which could affect our strategy and operations and have a material adverse effect on our business, financial condition, results of operations and prospects.

We face significant operational risks as a result of doing business internationally. These operational risks include operating in various legal systems which may contain conflicting regulatory requirements and which may be underdeveloped and subject to political interference, operating in countries with a higher incidence of corruption and fraudulent business practices, complex taxation issues and adverse tax consequences and liabilities, longer sales and payment cycles, transportation delays, difficulties in collecting accounts receivable, challenges in providing solutions across a significant distance, in different languages and among different cultures, difficulties in staffing and managing foreign operations, costs and difficulties of customizing products for foreign countries, seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe and regulatory or contractual limitations on our ability to provide our services or sell or develop our products in certain foreign markets.

Our international operations furthermore increase our exposure to macroeconomic events. Current macroeconomic events that adversely affect us include geopolitical instability resulting from the armed conflicts in Ukraine and the ongoing geopolitical tensions between the United States and China. Such regulatory and policy changes, including in relation to taxation, tariffs or trade, may significantly affect our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability.

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

Any similar or other economic, social, or political developments in the future could also adversely impact our business. Unfavorable conditions may depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges that are unusual or non-recurring.

Inflation has had and may continue to have an adverse effect on our results.

Inflationary pressures negatively impacted our operating margins and net income in fiscal 2023, 2024 and 2025, including increasing the costs of labor, energy, materials, and freight. We implemented price increases on many of our products and services in 2023, 2024 and 2025, in an effort to mitigate the effects of higher costs related to inflation. However, not all cost increases could be entirely offset, in part due to the delayed effect of price increases in multi-year agreements to which we are a party, where price increases may only be implemented at the renewal date. In addition, in Belgium, the salaries of our employees are indexed to inflation increases by law and, as a result, it may be difficult to keep our sales prices aligned with increases in our labor costs. If these inflationary pressures continue, our revenue, gross and operating margins and net income may be impacted in fiscal 2026 as well, which would harm our results of operations.

If our relationships with suppliers, including with limited source suppliers of raw materials, service consumables and other components, were to terminate or our manufacturing and service arrangements were to be disrupted, our business could be adversely affected.

We purchase raw materials, service consumables and other components that are used in our production from third party suppliers. We currently use only a limited number of suppliers for several of the raw materials and services that we use for our printing and production activities. Our reliance on a limited number of vendors involves a number of risks, including: potential shortages of some key raw materials and critical service consumables or other components, for which there may be no appropriate substitute; printed material performance or quality shortfalls, if traceable to particular raw materials, consumables or other components, since the supplier of the faulty consumable or component cannot readily be replaced; discontinuation of a raw material, service consumable or other component on which we rely; potential insolvency of these vendors; and reduced control over delivery schedules, manufacturing capabilities, quality and costs.

Alternative vendors may be unavailable, may be unwilling to supply, may not have the necessary regulatory approvals, or may not have in place an adequate quality management system or certification in line with our certifications. Furthermore, modifications to raw materials, service consumables or other components made by a, or due to change in, third party supplier could require new approvals from the relevant regulatory authorities before the modified raw materials, service consumables or other components may be used. If certain suppliers were to decide to discontinue production, or the supply to us, of a raw material, service consumable or other component that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and, consequently, reduced margins, and damage to our reputation. In addition, because we use a limited number of suppliers, and there is an increasing trend of consolidation among our existing suppliers, the increase in the prices charged by our suppliers may have an adverse effect on our results of operations, as we may be unable to find a supplier who may supply it at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

We depend on the knowledge and skills of key personnel throughout our entire organization, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.

Our success depends upon the continued service and performance of key personnel at all levels within our organization, including machine operators, engineers, designers, software developers, salespeople, product managers and senior management. These key personnel members include persons who have been providing services to us for over 25 or 30 years, persons who have assisted us with the establishment and development of entire business units and persons who have such extensive knowledge of us and our operations that we consider them to have a critical role for us. Our success also depends on our ability to identify, hire, develop, motivate and retain qualified personnel in the future.

Competition for key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not realize returns on these investments. The loss of the services of key personnel could prevent or delay the implementation and completion of our strategic objectives, could divert management’s attention to seeking certain qualified replacements or could adversely affect our ability to manage our company effectively. Each member of our personnel may resign at any time. Only some of the members of our personnel are subject to non-competition agreements, which may also be difficult to enforce. Accordingly, the adverse effect resulting from the loss of certain members of our key personnel could be compounded by our inability to prevent them from competing with us. We do not carry key-man insurance on any member of our senior management team or other key personnel. If we lose the ability to hire and retain key executives and employees with a diversity and high level of skills in appropriate domains (such as research and development and sales), it could have a material adverse impact on our business activities and results of operations.

In addition, the success of our acquisitions may depend in part on our ability to retain senior management and other key personnel of acquired companies following their acquisition and to continue to attract such persons to us. For example, the companies we acquire may depend on small teams of founders and senior managers with extensive market knowledge and relationships or that exercise substantial influence over the acquired business. As a result, the loss of such persons could adversely affect us.

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

While our people in Ukraine have shown, and continue to show, incredible resilience and professionalism, the situation in Ukraine remains unstable and uncertain and is expected to continue to have an impact on our operations, both financially and operationally. We expect that, as long as the armed conflict continues (and possibly for a period thereafter), this impact will continue and may even worsen, depending on the developments both geopolitically and in Ukraine. The ongoing additional mobilization for the Ukrainian army may also impact our operations. Although we are presently determined to continue to flexibly support our operations in Kyiv and at present do not see any reason to revise that strategy, we constantly monitor and evaluate the situation. Any change in strategy may have an additional negative impact on our results of operations and financial condition. We are unable to predict how the armed conflict in Ukraine will evolve and what the further political and economic repercussions will be. As a result, we are unable to assess with certainty its future impact on our business and operations, results of operations, financial condition, cash flows and liquidity. While we expect to suffer adverse effects, the severity is currently impossible to assess.

Our international operations pose currency risks, which may adversely affect our results of operations and net income.

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2025, 68% of our revenue was generated, and approximately 78% of our total costs were incurred in euros. If the USD rate for €1.00 would have appreciated by 10%, the net result would have been €0.5 million higher, excluding the effect of intercompany positions and cash and term accounts held in USD. If the USD rate for €1 would have depreciated by 10%, the net result would have been €0.4 million lower, excluding the effect of intercompany positions and cash and term accounts held in USD. As we continue to expand internationally, our exposure to currency risks may increase. Historically, although we seek to monitor the ratio of revenues to expenses in certain foreign currencies, we have not managed all our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

Changes in tax laws, treaties or regulations could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically. For example, such changes may include possible changes to the innovation income deduction regime in Belgium or the way it proportionately impacts our effective tax rate. In addition, the Organization for Economic Cooperation and Development (OECD) Inclusive Framework of 145 jurisdictions continue to reshape international taxation through its two-pillar plan. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence and is intended to apply to multinational enterprises with global revenues above €20 billion. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises and is intended to apply to multinational enterprises with annual consolidated group revenue in excess of €750 million. We are actively monitoring our compliance obligations and the impact of the OECD pillar one and pillar two rules as they continue to be refined by the OECD and implemented by various national governments. However, it is possible that the OECD pillar one and pillar two rules, as implemented by various national governments, could adversely affect our effective tax rate or result in higher cash tax liabilities. An increase of our future effective tax rates could have a material adverse effect on our business, financial position, results of operations and cash flows.

Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.

Sophisticated software and complex 3D printed products may contain errors, defects or other performance problems at any point in the life of the product. If errors or defects are discovered in our current or future software or other products, we may not be able to correct them in a timely manner, or provide an adequate response to our customers. We may therefore need to expend significant financial, technical and management resources, or divert some of our development resources, in order to resolve or work around those defects. We may also experience an increase in our service and warranty costs. Particularly in the medical sector, errors or defects in our software or products could lead to claims by patients against us and our customers and expose us to lawsuits that may damage us and our customers’ reputations. Claims may be made by individuals or by classes of users. Our product liability and related insurance policies may not apply or sufficiently cover any product liability lawsuit that arises from defective software or products. Customers such as our collaboration partners may also seek indemnification for third party claims allegedly arising from breaches of warranties under our collaboration agreements.

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

Our operations are subject to environmental laws and other government regulations and emerging sustainability risks, including environmental, social and governance (ESG) matters, which could have a material adverse effect on our business, financial condition and results of operations or result in liabilities in the future.

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

Our ability to ensure a resilient business that delivers long-term sustainable growth is reliant on our ability to identify current and emerging sustainability risks and legislative requirements that could adversely impact our business and ensure appropriate strategies are in place to manage such risks and requirements. Some of the key risks and requirements include:

●	Growing expectations on how businesses respond to and address sustainability issues from customers, non-governmental organizations, ESG-focused investors and other stakeholders. The failure to meet these expectations may have adverse consequences, such as: active product delisting, negative non-governmental organization campaigns, loss of market share, omission from sustainability indices and adverse public perception or publicity; and
●	Increased mandatory sustainability due-diligence and non-financial reporting and disclosure obligations, requiring businesses to take appropriate action or face regulatory penalties. This includes laws and regulations in the countries where we operate, such as, Carbon Border Adjustment Mechanism Regulation, the EU Corporate Sustainability Reporting Directive (CSRD), California’s Voluntary Carbon Market Disclosures Act. In particular, under CSRD, we are required, starting with the financial year ending December 31, 2025, to report on a broad range of sustainability-related impacts, risks and opportunities on the basis of the European Sustainability Reporting Standards which require, in particular, disclosures on environmental protection, social responsibility and treatment of employees, respect for human rights, anti-corruption, bribery and diversity. In connection with these reporting obligations, we will disclose ESG targets, policy and strategic plans, and conduct due diligence for our own operations and supply chain. As the CSRD requires reporting based on a “double materiality” assessment, we need to make both (i) an inside-out assessment of impact materiality (meaning a consideration of the impact of our corporate activity on sustainability matters) and (ii) an outside-in assessment of financial materiality (meaning a consideration of sustainability matters which, from the investor perspective, are material to our development, performance and financial position).

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

If our 3D printing service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.

We have eight 3D printing service centers in Europe, the United States, Brazil and Japan, including our principal 3D printing service center located in Leuven, Belgium. If the operations of these facilities are materially disrupted, whether by fires or other industrial accidents, extreme weather, natural disasters, labor stoppages, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenue on orders, could suffer damage to our reputation, and we might need to negotiate sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. In addition, extreme weather and other natural disasters may become more intense or more frequent as a result of climate change. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume providing 3D printing services. Such a disruption could have an adverse effect on our results of operations.

Our insurance policies may not provide adequate coverage for potential liabilities, including liabilities arising from litigation.

In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our software or other products. We maintain insurance to cover our potential exposure for a number of claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks related to our insurance coverage:

●	we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, including with respect to our activities in the medical and the aerospace industry;
●	we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination, terrorist attacks or alleged infringements of third parties’ intellectual property rights, and that exceed any amounts that we may have reserved for such liabilities;
●	the amount of any liabilities that we may face may exceed our policy limits; and
●	we may incur losses resulting from the interruption of our business that may not be fully covered under our insurance policies.

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

In particular, but not exclusively, in connection with our Materialise Medical segment and the personalized wearables business we are pursuing within our Materialise Manufacturing segment, we may have access to personal information that is subject to a number of US federal and state, EU and other applicable foreign laws protecting the confidentiality of certain patient health or other private information, including patient records, and restricting the use and disclosure of that protected information. In addition, in our Materialise Software segment, we collect, transmit, process and store large amounts of proprietary or other sensitive data from our customers through our SaaS and cloud-based software applications, some of which are highly regulated.

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

In the European Union, Regulation (EU) 2016/679 (the General Data Protection Regulation or GDPR), was adopted on April 27, 2016, and replaced the EU Data Protection Directive when it came into force on May 25, 2018. The GDPR introduced new data protection requirements in the European Union, unprecedented regulatory risk for non-compliant data processors and controllers and sizeable penalties for serious breaches — up to €20 million or 4% of global turnover, whichever is higher. The GDPR also significantly expands the territorial reach of existing EU data protection and privacy rules. Our business processes have been and continue to be modified in order to incorporate the requirements of the GDPR. In addition, in connection with its withdrawal from the European Union, the United Kingdom implemented the GDPR as of January 1, 2021 (as it existed on December 31, 2020 but subject to certain UK-specific amendments), or UK GDPR.

In ensuring continued compliance with the EU regime, our transfer of any personal data from the European Union to the United States must be done in a manner which satisfies EU cross-border data transfer requirements. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-US Data Privacy Framework. The decision concludes that the United States ensures an adequate level of protection – comparable to that of the European Union – for personal data transferred from the European Union to US companies under the new framework. On the basis of the adequacy decision, personal data may flow safely from the European Union to US companies participating in the EU-US Data Privacy Framework, without having to put in place additional data protection safeguards. The adequacy decision followed the adoption of Executive Order on “Enhancing Safeguards for United States Signals Intelligence Activities” by former US President Biden on October 7, 2022, and a regulation issued by the US Attorney General. These measures introduced new binding safeguards to address the points raised by Court of Justice of the European Union in its Schrems II decision of July 2020, ensuring that data may be accessed by US intelligence agencies only to the extent necessary and proportionate and establishing an independent and impartial redress mechanism to handle and resolve complaints from Europeans concerning the collection of their data for national security purposes. However, the EU-US Data Privacy Framework is currently subject to annulment proceedings before the Court of Justice of the European Union, which may affect its future validity.

The safeguards that have been put in place by the US government in the area of national security (including the redress mechanism) apply to all data transfers under the GDPR to companies in the United States, regardless of the transfer mechanisms used. These safeguards therefore also facilitate the use of other tools, such as standard contractual clauses.

We are investigating and are undertaking appropriate steps to mitigate the risks associated with these evolving data privacy laws and data transfer requirements.

In late 2025, the European Commission proposed a comprehensive ‘Digital Omnibus’ legislative package aimed at harmonizing and simplifying the EU’s digital regulatory framework, including the GDPR, the ePrivacy Directive, the Data Act, and the AI Act.

If adopted, these proposals could materially affect our data processing activities and compliance obligations. Key proposed changes include:

●	GDPR Refinement: Revisions to the definition of ‘personal data’ to adopt an entity-relative approach and the introduction of ‘legitimate interests’ as a formalized legal basis for processing personal data for AI model training and development.
●	ePrivacy Integration: The transition of cookie and tracking technology regulations from the ePrivacy Directive into the GDPR framework, potentially altering how we manage user consent and automated ‘machine-readable’ privacy signals.
●	Operational Relief: Proposed extensions to personal data breach notification timelines (from 72 to 96 hours in certain cases) and streamlined reporting via a single EU portal for cybersecurity and data incidents.
●	AI Act Adjustments: A separate ‘Digital Omnibus on AI’ proposes delaying certain compliance deadlines for high-risk AI systems and reducing administrative burdens for mid-cap enterprises.

While these measures are intended to reduce the ‘fragmentation’ of EU digital law and lower compliance costs, the legislative process remains ongoing. We cannot predict the final form of these regulations or their impact on our business. The transition to these new rules may require significant updates to our data governance systems, and any failure to align with the final requirements could result in increased litigation risk or regulatory enforcement under the GDPR’s existing penalty framework.

In addition, the use and disclosure of personal health and other private information is subject to regulation in other jurisdictions in which we do business or expects to do business in the future. Some of these jurisdictions are not covered by an EU adequacy decision, and transfers of personal data to them are therefore subject to the conditions set out in Chapter 5 of the GDPR, including the requirement to implement appropriate safeguards. In addition, those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with European governmental entities. We might unintentionally violate such laws, and such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. For example, each of the GDPR and the UK GDPR contains rules relating to the collection and processing of personal information, which are not identical to the current rules under national privacy laws and which contain more strict provisions. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws could create material liability for us, result in adverse publicity and negatively affect our medical business.

Our failure to accurately anticipate the application or interpretation of these statutes, regulations and contractual obligations as we develop our medical and other products and services, a failure by us to comply with their requirements (e.g., evolving encryption and security requirements) or an allegation that defects in our medical or other products have resulted in noncompliance by our customers could create material civil and/or criminal liability for us, resulting in adverse publicity and negatively affecting our medical business. Any legislation or regulation in the area of privacy and security of personal information could affect the way we operate and could harm our business. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our solutions or increase the costs associated with selling our products and services, and may affect our ability to invest in or jointly develop our products and services in the United States, the European Union and in foreign jurisdictions. Further, we cannot assure that our privacy and security policies and practices will be sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.

Risks relating to our Materialise Medical Segment and Regulatory Environment

Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

Our medical products are subject to rigorous regulation by the European Commission, the US Food and Drug Administration (FDA), and numerous other applicable governmental authorities. In general, the development, testing, manufacturing and marketing of our medical products are subject to extensive regulation and review by numerous governmental authorities in the European Union, the United States, the United Kingdom, Canada, Brazil, Japan and Australia, and in other markets where we are currently active or may become active in the future. The regulatory process requires the expenditure of significant time, effort and expense to bring new medical products to market, and we cannot be certain that we will receive regulatory approvals, certifications or registrations in any country in which we plan to market our medical products.

The laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. For example, to market our medical products within the member states of the European Union, we are required to comply with the European Medical Device Regulation. Under the European Medical Device Regulation, all medical devices except custom-made and investigational devices must bear the CE mark. To obtain authorization to affix the CE mark to our medical products, a recognized European notified body must assess our quality systems and the product’s conformity to the requirements of the European Medical Device Regulation. Similarly, in the United States, we are required to obtain clearance or approval from the FDA prior to marketing our medical products. Moreover, any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, technology, materials, packaging and certain manufacturing processes, may require a new 510(k) clearance or, possibly, a premarket approval, or PMA.

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

Various governmental agencies have become increasingly vigilant in recent years in their investigation of various business practices. Governmental and regulatory actions against us may result in various actions that could adversely impact our medical operations, including:

●	the recall or seizure of products;
●	the suspension or revocation of the authority necessary for the production or sale of a product;
●	the delay of our ability to introduce new products into the market;
●	the suspension of shipments from particular manufacturing facilities;
●	the issuance of warning letters or untitled letters;
●	the imposition of operating restrictions;
●	the imposition of injunctions, fines and penalties;
●	the curtailment or restructuring of our operations;

●	the exclusion of our products from being reimbursed by healthcare programs in the European Union or US federal and state healthcare programs (such as Medicare, Medicaid, Veterans Administration health programs and Civilian Health and Medical Program of the Uniformed Services);
●	the delay or denial of customs clearance of our products for import in certain jurisdictions; and
●	other civil or criminal sanctions against us.

Failure to comply with applicable regulatory requirements could also result in civil actions against us and other unanticipated expenditures. Any of these actions, in combination or alone, or even a public announcement that we are under investigation for possible violations of these laws, could have a material adverse effect on our medical business, financial condition, results of operations and cash flows. Investigations or proceedings could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business and we cannot assure that the costs of defending or resolving those investigations or proceedings would not have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, if the healthcare providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us.

In many of the countries in which we market our medical products, we are subject to regulations affecting, among other things, clinical efficacy, product standards, packaging requirements, labeling requirements, import/export restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our medical surgical guides, models, implants and software products in these countries are similar to those of the European Commission and the FDA. In addition, in many countries the national health or social security organizations require our medical products to be qualified before they may be marketed with the benefit of reimbursement eligibility. Failure to receive or delays in the receipt of relevant foreign qualifications also could have a material adverse effect on our medical business, financial condition, results of operations and cash flows.

As the government regulators in the European Union, United States and elsewhere have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future.

Healthcare policy changes, including reimbursement levels and price regulation, could adversely affect us.

New and amended Statutory provisions governing the clearance or approval, manufacture and marketing of a medical device may significantly affect our medical business and our medical products. Healthcare policies and programs also meaningfully affect the way healthcare is delivered and financed, and any changes may materially impact numerous aspects of our medical business. In particular, any changes that lower reimbursements or reduce medical procedure volumes could adversely affect our medical business and results of operations. Reimbursement may depend on obtaining a reimbursement code for our products. Obtaining a reimbursement code can be a lengthy and costly process and there is no guarantee that such a code can be obtained at satisfactory pricing levels or at all. Following the grant of a reimbursement code, third party payors have to agree to provide coverage. Moreover, governments, hospitals and other third party payors could reduce the amount of approved reimbursements or stop reimbursement altogether for a product. Changes to reimbursements for our products have negatively affected our sales volumes in the past and may unfavorably affect our future results of operations. Furthermore, initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in markets where we do business. We could experience a negative impact on our medical business and results of operations due to increased pricing pressure in certain or all of the markets in which we operate.

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

In the markets in which we operate, our medical promotional materials and training methods must comply with numerous applicable laws and regulations, including the prohibition on the promotion of a medical device for a use that has not been cleared or approved by the relevant regulator or supervisory body. Use of a device outside of its cleared or approved indication is known as “off-label” use. If a relevant governmental authority determines that our medical promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. In that event, our reputation could be damaged and adoption of our medical products would be impaired. Although we train our sales force not to promote our medical products for off-label uses, and our instructions for use in all markets specify that our products are not intended for use outside of those indications cleared for use, a competent regulatory agency could conclude that we have engaged in off-label promotion. In addition, there may be increased risk of injury if surgeons attempt to use our medical products off-label.

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

The relevant governmental authorities may require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event a product poses an unacceptable risk to health. Manufacturers, on their own initiative, may recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our medical products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. Any recall could impair our ability to produce our medical products in a cost-effective and timely manner in order to meet our customers’ demands. We also may be required to bear other costs or take other actions that may have a negative impact on our future revenue and our ability to generate profits. We may initiate voluntary recalls involving our medical products in the future that we determine do not require notification of the relevant regulatory body. If a governmental agency disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our revenue. In addition, the relevant authority could take enforcement action for failing to report the recalls when they were conducted.

Alternative medical solutions could outperform the solutions we offer, rendering our solutions obsolete

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

In the EU, we must comply with the EU Medical Device Regulation vigilance reporting requirements, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this regulation, serious incidents must be reported to the competent authorities of the Member States of the EU. A serious incident is defined as any malfunction or deterioration in the characteristics or performance of a device made available on the market, including use-error due to ergonomic features, as well as any inadequacy in the information supplied by the manufacturer and any undesirable side-effect which, directly or indirectly led, might lead to or might have led to a serious public health threat, the death of a patient,user or of other persons or to a serious deterioration in their state of health. Serious incidents are evaluated by the EU competent authorities to whom they have been reported, and where appropriate, information is disseminated between them in the form of National Competent Authority Reports. The EU Medical Device Regulation vigilance reporting requirements are further intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States of the EU where the device is in use. A FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. A FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

In addition, under the FDA medical device reporting regulations, we are required to report to the FDA any incident in which our medical product has malfunctioned and would be likely to cause or contribute to a death or serious injury if the malfunction happened again. If we fail to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against us. Any adverse event involving our medical products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending us in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Our Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the US Quality System Regulation, which is costly and could subject us to enforcement action.

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

Risks relating to our Intellectual Property

If we are unable to obtain and maintain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

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

Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose or otherwise circumvent our technologies, software, inventions, processes or improvements. We cannot assure investors that any of our existing or future patents or other intellectual-property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection or any competitive advantage. In addition, our pending patent applications may not be granted and our existing patents may lapse if we fail to comply with procedural, documentary, feepayment and other requirements for obtaining and maintaining patent protection, and we may not be able to obtain foreign patents or may elect not to file foreign patent applications corresponding to our US, European or other patents. We intend to expand our business to certain countries that may not provide the same level of patent or other intellectual-property protection as the United States and the European Union. Even if we assert our patents or obtain additional patent or similar protection in such countries, effective enforcement of such patents or other rights may not be available. If our patents do not adequately protect our technology, our competitors may be able to offer products or services similar to ours or potential customers may gain illegal access to our proprietary technology. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use. Moreover, ongoing changes to the US patent laws may impact our ability to obtain and enforce our intellectual-property rights. In recent years, the courts have interpreted US patent laws and regulations differently, and in particular the US Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past. Some of these changes or potential changes may not be advantageous for us and may make it more difficult to obtain adequate patent protection or to enforce our patents against parties using them without a license or payment of royalties. These changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and the enforcement or defense of our patent rights, all of which could have a material adverse effect on our business and financial condition.

In addition, much of our technology is not protected by patents. We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention-assignment agreements intended to protect such rights, such agreements may be difficult and costly to enforce or may not provide adequate remedies if violated. Such agreements may be breached, and confidential information may be willfully or unintentionally used or disclosed in violation of the agreements, or our competitors or other parties may learn of the information in some other way. We cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology and accordingly, it is likely that, over time, one or more other companies may be able to replicate our technology, thereby reducing our technological advantages. If we do not protect our technology or are unable to develop new technology that may be protected by patents or as trade secrets, we may face increased competition and lower revenue or gross margins, which may adversely affect our results of operations.

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

While we strive to avoid infringing the intellectual-property rights of third parties, we cannot provide any assurances that we will be able to avoid any claims, directed against us directly or against our collaboration partners or our other customers, that our products and technology, including the technology that we license from others, infringe the intellectual-property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags behind the actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and it cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent applicants may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms, such as the European Patent Convention, or to predict the final scope of protection that may result from pending patent applications. Moreover, the patent landscape in the different fields in which we operate is heavily occupied and freedom-to- operate examinations are costly and time-consuming. We have not obtained extensive freedom-to-operate reports in the past for each and all of our products and services, nor do we intend to install on a general basis freedom to operate examinations for our future products and services. In addition, we may be subject to intellectual-property infringement claims from non-practicing entities, individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products or services in the different fields in which we operate, or our collaboration partners or our other customers may seek to invoke indemnification obligations to involve us in such intellectual-property infringement claims. Furthermore, although we maintain certain procedures to help to ensure that the items we 3D print on behalf of customers do not infringe upon the intellectual-property rights of others, we cannot be certain that our procedures will be effective in preventing any such infringement.

Intellectual-property disputes, litigation and arbitration, regardless of the merit or resolution, could cause us to incur significant costs in enforcing, or responding to, defending and resolving such claims. In addition, such claims may be costly and disruptive to our business operations by diverting attention and energy of management and key technical personnel, by prohibiting or otherwise impairing our ability to commercialize new or existing products or services and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual-property rights, including any such action commenced by us, could limit the scope of our intellectual property rights and the value of the related technology. Third-party claims of intellectual-property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our sales agents and end users. In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third-party intellectual-property rights for use in our products and services or developing non-infringing substitute technology. Any of the foregoing developments may have a material adverse effect on our business, financial condition and results of operations.

If disputes arise, we could lose rights that are important to our business or be subject to restrictions on the conduct of our business.

We have license agreements with respect to certain intellectual-property that is important to our business and that may include exclusivity and non-competition undertakings. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements. If we fail to comply with our obligations under our intellectual property-related agreements or misconstrue the scope of the rights granted to us or restrictions imposed on us under these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements that we have not anticipated may result in our having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business.

Certain technologies and patents have been developed with collaboration partners and we may face restrictions on this jointly developed intellectual property.

We have entered into collaborations with a number of industrial and medical-device companies and academic institutions, including Zimmer Biomet, Enovis, DePuy Synthes, Lima, Mathys, Siemens, and HP. We have, in some cases individually and in other cases along with our collaboration partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual-property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual-property developed jointly by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected.

Our use of open-source software may expose us to additional risks and harm our intellectual property.

Some of our proprietary software, including some of our 3D printing software, may use or incorporate open-source software. Some open-source software licenses require users who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or make available any derivative works of the open-source code on unfavorable terms or at no cost. We monitor, on an ongoing basis, whether our proprietary software, including our 3D printing software, would make use of any open-source software that could require us to disclose our proprietary source code, which could adversely affect our business.

Risks relating to our ordinary shares and ADSs

Our ordinary shares and ADSs may experience price and volume fluctuations and future sales of substantial amounts of ordinary shares or ADS on either or both of the stock exchanges on which they are listed, or the perception that such sales could occur, could adversely affect the market value of the securities or the interests of shareholders.

Our ordinary shares currently trade on Euronext Brussels and the ADSs currently trade on Nasdaq. The stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ordinary shares and the ADSs on one or both exchanges, regardless of our actual operating performance. Because we are dual-listed, movements in the price or liquidity on one exchange may influence trading on the other, potentially amplifying volatility. The market price and liquidity of our securities may be higher or lower than the price you paid and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

●	changes in macroeconomic or market conditions or trends in our industry or markets, such as inflation, recessions, fluctuations in interest rates, ongoing supply chain shortages, actual or perceived instability in the global banking system, changes in tariffs and trade restrictions, the results of local and national elections (including policy changes resulting from the U.S. presidential administration and EU institutions), international currency fluctuations, epidemics and pandemics, corruption, political instability and acts of war, such as the armed conflicts in Ukraine, Israel, Iran and the Middle East, or terrorism;
●	significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
●	the mix of products that we sell, and related services that we provide, during any period;
●	delays between our expenditures to develop and market new products and the generation of sales from those products;
●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;
●	changes in our expenditures to promote our products and services;
●	success or failure of research and development projects of us or our competitors;
●	announcements of acquisitions or divestures by us or one of our competitors;
●	the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;
●	changes in regulatory policies or tax guidelines in either the U.S. or the EU, or in jurisdictions where we operate;
●	changes or perceived changes in earnings or variations in operating results; and
●	any shortfall in revenue or net income from levels expected by investors or securities analysts.

Any of these could result in a material decline in the price of our ordinary shares or the ADSs on either or both exchanges.

Members of our board of directors and senior management own a significant percentage of our ordinary shares, have significant voting power and are able to exert significant influence over matters subject to shareholder approval. Further, the double voting rights that attach to certain of our ordinary shares could have a negative effect on the liquidity of our ordinary shares or the ADSs, which may adversely affect the market price of our ordinary shares or the ADSs.

Members of our board of directors and senior management beneficially owned approximately 59.43% of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of April 1st, 2026. Further, our restated articles of association provide that fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years carry double voting rights (meaning that such ordinary shares are entitled to two votes per share). Considering the double voting rights that attach to fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years, members of our board of directors and senior management have 73.28% of the voting rights as of March 1st, 2026. As a result, a relatively large proportion of our voting power is concentrated in a relatively small number of registered shareholders who hold fully paid-up shares that have been continuously registered in their name in our share register for at least two years. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our restated articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our restated articles of association provide that, as long as Wilfried Vancraen, our founder and a member of our board of directors, and Hilde Ingelaere, a member of our board of directors, who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander (who is also a member of our board of directors) and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares and if a Family Shareholder formulates a simple request to that effect, no more than six (6) directors may be appointed exclusively on the proposal of a majority of all Family Shareholders who, on the date of the appointment, hold at least 3% of the shares of the company, directly or indirectly. The number of candidates on the list of nominations provided by the Family Shareholders must exceed the number of mandates subject to the nomination right, and any vacancy of a director appointed on such proposal may only be filled by a candidate nominated by a majority of the other directors appointed on the recommendation of the Family Shareholders (if any). This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ordinary shares or the ADSs. In addition, the two-year holding period required for the double voting rights may adversely impact the liquidity and market price of our ordinary shares or the ADSs.

The dilutive effect of our warrants could have an adverse effect on the future market price of our ordinary shares or the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants, as of December 31, 2025, there were outstanding granted warrants to subscribe for an aggregate of 350,000 ordinary shares, with 325,000 warrants at a weighted average exercise price of € 4.87 per share and 25,000 warrants at an exercise price of € 7.59 per share. The warrants likely will be exercised if the market price of ordinary shares or the ADSs equals or exceeds the applicable exercise price. To the extent such securities are exercised, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

ADS holders may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote. Further, the double voting rights that attach to certain of our ordinary shares are available only to holders who own their ordinary shares in registered form and not to ADS holders.

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

Furthermore, our restated articles of association provide that fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years carry double voting right. Only shareholders who own their shares in registered form are entitled to take advantage of these double voting rights and ADS holders are not entitled to double voting rights.

ADS holders may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Under the terms of the deposit agreement, the depositary for the ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. As our company is listed on both Nasdaq and Euronext Brussels, certain distributions may be subject to additional legal, regulatory, tax, or currency conversion requirements under Belgian law and regulatory frameworks that differ from U.S. rules. Differences between jurisdictions in record dates, payment dates, accepted payment currencies, and applicable withholding taxes may also affect the timing and amount of distributions received by the depositary, and in turn, by ADS holders. In particular, coordination between the Belgian settlement system and the U.S. depositary process may lead to delays or added costs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to ADS holders. These restrictions may have a material adverse effect on the value of the ADSs.

We have no present intention to pay cash dividends on our ordinary shares in the foreseeable future and, consequently, investors’ only opportunity to achieve a return on their investment during that time is if the price of our ordinary shares or the ADSs appreciates.

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

As a foreign private issuer listed both in Belgium and the U.S., we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. domestic issuers. This may limit the information available to holders of our ordinary shares and ADSs.

We are a “foreign private issuer,” as defined in the rules and regulations of the SEC and, consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic issuers. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic issuers. While we are subject to Belgian disclosure and transparency obligations applicable to Belgian listed companies, these obligations differ in significant respects from those applicable to U.S. domestic issuers. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies. As a foreign private issuer, we file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to continue to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, our shareholders and ADS holders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2026. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of the voting power of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2025, 3% of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Where applicable, our remediation efforts may not enable us to avoid a material weakness in the future.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares or the ADSs could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have incurred and will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and whose ordinary shares are publicly traded on Euronext Brussels, and our management is required to devote substantial time to new compliance initiatives.

As a company whose ADSs are publicly traded in the United States, and whose ordinary shares are listed in Euronext Brussels, we have incurred and will incur significant legal, accounting, insurance and other expenses that we did not incur prior to our initial public offering and prior to our Euronext Brussels listing. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the Nasdaq Stock Market as well as Belgian corporate law, the Euronext Brussels market rules, and regulations of the Belgian Financial Services and Markets Authority (FSMA) impose various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls in line with the rules applicable to both jurisdictions. These costs have increased now that we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements and as we now also comply with Belgian transparency obligations, dual market disclosure coordination, and European Market Abuse Regulation (MAR) requirements. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors or our committees. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs and/or ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

In order to satisfy our obligations as a dual listed company, we may need to hire or engage additional qualified accounting and financial personnel and consultants with appropriate experience.

As a dual listed company, we are required to establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. In order to establish and maintain this control environment, we have hired accounting and financial personnel and engaged consultants with experience and technical accounting knowledge, but we may need to hire or engage additional personnel and consultants to further our efforts. It is difficult to recruit and retain qualified personnel and consultants, and our operating expenses and operations have been and may continue to be impacted by the costs of their employment or engagement. Further, these efforts may divert management’s attention from their day-to-day responsibilities.

ADS holders may be subject to limitations on the transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, ADS holders may be unable to transfer their ADSs when they wish to.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs or our ordinary shares, the market price for the ADSs and/or the ordinary shares and trading volume could decline.

The trading market for the ADSs on Nasdaq and for our ordinary shares on Euronext Brussels is influenced by research or reports that industry or securities analysts publish about our business. We may receive coverage from analysts focused on U.S. markets, European markets, or both, and differing views or recommendations in each market could lead to volatility or price divergence between the ADSs and the ordinary shares. If one or more analysts who cover us downgrade the ADSs or our ordinary shares, the market price for the ADSs or ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs and/or ordinary shares to decline.

It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against us or our directors and senior management.

We are a Belgian limited liability company whose ordinary shares are listed on Euronext Brussels and whose ADSs are listed on Nasdaq. Our dual listing means that investors may seek to bring actions in either the United States or Belgium, but practical and legal barriers may limit enforcement across jurisdictions. None of the members of our board of directors and senior management is a resident of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are exhaustively listed in Article 25 of the Belgian Code of Private International Law. These grounds mainly require that the recognition or enforcement of the foreign judgment should not be a manifest violation of public policy, that the foreign courts must have respected the rights of the defense, that the foreign judgment should be final, and that the assumption of jurisdiction by the foreign court may not have breached certain principles of Belgian law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy. Similar legal hurdles may apply for actions brought in Belgian courts to be recognized or enforced in the United States, as there is no treaty on reciprocal enforcement of Belgian judgments in U.S. courts. This may further limit investors’ ability to obtain or enforce remedies across both of our listing jurisdictions.

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

We are a Belgian limited liability company listed in the U.S. and in Belgium, and shareholders of our company may have different and, in some cases, more limited shareholder rights than shareholders of a listed company in Belgium or of a U.S. listed corporation.

We are organized as a limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law. From a Belgian corporate law point of view, we qualify as a listed company (genoteerde vennootschap / société cotée) because our securities are listed on Euronext Brussels, a regulated market in the EEA, and we are also a listed company in the U.S. because our ADSs are traded on Nasdaq. As a Belgian listed company, certain provisions of Belgian corporate law applicable to listed companies apply to us. However, Belgian corporate law still differs in significant ways from U.S. federal and state laws applicable to U.S. listed corporations, which may result in our shareholders not enjoying certain rights and protections generally afforded to shareholders of U.S. companies. Investors should also be aware that the rights provided to our shareholders under Belgian corporate law and our restated articles of association differ in certain respects from the rights that our shareholders would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.

Under Belgian corporate law, except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided that the shareholders were fully informed and that the relevant acts are accurately reflected in the annual accounts, which were approved before discussing the discharge. Additionally, for breaches of the articles of association or the law, there is an additional requirement: these acts must have been explicitly mentioned in the agenda of the convening notice to the shareholders’ meeting. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. For additional information on these and other aspects of Belgian corporate law and our restated articles of association, see “Item 10. Additional Information—B. Memorandum and Articles of Association.” As a result of these differences between Belgian corporate law and our restated articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, investors could receive less protection as a shareholder of our company than they would as a shareholder of a U.S. corporation.

As a foreign private issuer listed both on Euronext Brussels and Nasdaq, we are not subject to certain Nasdaq Stock Market corporate governance rules applicable to U.S. listed companies.

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

Except under limited circumstances, only the board of directors may call a shareholders’ meeting. Shareholders who collectively own at least 10% of the ordinary shares of our company may require the board of directors or the statutory auditor to convene a special or an extraordinary general meeting of shareholders. In addition, shareholders representing at least 3% of our outstanding ordinary shares have the right to request that items be placed on the agenda of a shareholders’ meeting or to submit proposals for resolutions. As a result, the ability of individual holders of the ADSs or ordinary shares to influence the governance of our company is limited.

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

In addition, neither we nor the depositary has any obligation to participate in any action, suit or other proceeding in respect of the ADSs which may involve us in expense or liability unless it is indemnified to our satisfaction. These provisions of the deposit agreement will limit the ability of holders of the ADSs to obtain recourse if we or the depositary fails to meet our respective obligations under the deposit agreement or if they wish to involve us or the depositary in a legal proceeding.

Investors may not be able to participate in equity offerings, and ADS holders may not receive any value for rights that we may grant.

In accordance with Belgian corporate law, our restated articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited by resolution of our shareholders’ meeting or the board of directors. Our shareholders’ meeting or board of directors may cancel or restrict such rights in future equity offerings. In addition, certain shareholders (including those in the United States, Australia, Canada or Japan) may not be entitled to exercise such rights even if they are not cancelled unless the rights and related shares are registered or qualified for sale under the relevant legislation or regulatory framework. This means that even though our ordinary shares are listed on Euronext Brussels and our ADSs are listed on the Nasdaq investors in either market may be excluded from participating in a particular offering. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future. We may also limit the exercise of rights by shareholders in certain jurisdictions if we distribute rights in connection with other changes to our capital structure, like a distribution of rights to tender our shares to us for redemption in connection with an issuer tender offer, resulting in such shareholders being unable to participate in such transactions.

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

Shareholders in jurisdictions with currencies other than the euro face additional investment risk from currency exchange rate fluctuations in connection with their holding of our ordinary shares or ADSs.

Any future payments of cash dividends on our ordinary shares will be denominated in euros. For ADS holders, the dividends will be converted by the depositary into U.S. dollars prior to distribution. The U.S. dollar—or other currency—equivalent of any dividends paid on our ordinary shares or ADSs or received in connection with any sale of our ordinary shares could be adversely affected by the depreciation of the euro against these other currencies.

Fluctuations in the exchange rate between the euro and the U.S. dollar may increase the risk of holding our ADSs and ordinary shares.

Our ordinary shares currently trade on Euronext Brussels in euro and our ADSs trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar may result in temporary differences between the value of our ordinary shares and ADSs, which may result in heavy trading by investors seeking to exploit such differences.

We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or ADSs.

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

We do not believe that we, or any of our non-U.S. subsidiaries, are controlled foreign corporations, or CFCs, based upon the ADSs or ordinary shares owned directly by U.S. shareholders. However, we or certain of our non-U.S. subsidiaries may be classified as CFCs depending on the U.S. holdings of certain of our non-U.S. shareholders. This classification could cause significant and adverse U.S. tax consequences for our U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of us or our non-U.S. subsidiaries, or a 10% U.S. shareholder, or any person who becomes a 10% U.S. shareholder under the U.S. Federal income tax law applicable to owners of CFCs. Therefore, we would advise our 10% U.S. shareholders (if any) and persons considering becoming 10% U.S. shareholders to consult their tax advisors regarding the U.S. Federal income tax law applicable to owners of CFCs.

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

Materialise NV was incorporated in Belgium on June 28, 1990 as a limited liability company under Belgian company law.

On November 20, 2025 our ordinary shares were admitted to trading on Euronext Brussels under the symbol “MTLS”, complementing the existing listing of our ADSs on the Nasdaq stock market in the United States.

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

Capital Expenditures (Property Plant and Equipment and Intangible Assets)

The cash out of our capital expenditures amounted to € 16.3 million, € 26.4 million, and € 11.8 million, for the years ended December 31, 2025, 2024, and 2023, respectively. In 2025 our main capital expenditures were € 7.7 million for the expansion of our production capacity in Germany and € 1.3 million for our internal digital transformation program. In 2024 our main capital expenditures were € 17.5 million for the expansion of our production capacity in Germany and € 1.2 million for our internal digital transformation program. In 2023, our main capital expenditures were € 2.0 million for our new metal production facility in the United States, € 3.6 million for the expansion of our production capacity in Germany and € 1.6 million for our internal digital transformation program.

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

The customers of our general software tools and 3D printing services are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. The significant additive manufacturing applications that we are more deeply and more directly involved in currently include applications for orthopedic devices, cranio maxillo facial devices, eyewear and footwear.

As of December 31, 2025, our team consisted of 2,556 full-time equivalent employees, or FTEs, and fully dedicated consultants. Our portfolio of intellectual property featured 529 granted patents and 128 pending patent applications as of December 31, 2025. For the year ended December 31, 2025, we generated € 267.6 million of revenue, representing a 0.3% increase over the prior year, a net profit of € 7.7 million, an Adjusted EBIT of € 10.6 million and an Adjusted EBITDA of € 32.4 million. For a description of Adjusted EBIT and Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBIT and Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Financial Information.”

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

Software Development (Software). Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. Our software development encompasses software tools that are used in industrial 3D printing environments as well as in medical environments that are based on computed tomography (CT) and magnetic resonance imaging (MRI). As a result of our continued deployment over the course of 35 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Mimics, have evolved into industry-leading flagship products. We have an established quality management system for the development of our industrial software products that is ISO 9001:2015 certified. We are also ISO 13485:2016 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States. Additionally, we are ISO 27001 certified for the secure operational management of the production environment of our cloud-based software as a service solution.

3D Printing (Hardware). As a pioneer in the additive manufacturing industry, we have an extensive history of 3D printing millions of parts utilizing a broad range of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group operates in an ISO 13485:2016-certified system for the production of medical devices, in an EN 9100:2018 certified system as well as EASA Part 21G POA certified system for the production of plastic aerospace parts, in an EN9100:2018 certified system for the production of metal aerospace parts, and in an ISO 9001:2015-certified quality management system for all other markets and technologies. Further, our 3D printing group has its own maintenance and research team that utilizes an in-house laboratory facility where products may be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment.

Engineering. Our engineering expertise is integral to our entire business, as it enhances our software development and 3D printing expertise. Our engineers work in teams that support customers in different market segments. These teams work directly with our customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions we provide. Our engineering teams have particular expertise in industrial and medical applications, including patient-specific surgical guides, models and implants with the applicable market clearances. Our teams are highly specialized, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. Our engineers operate within the framework of the aforementioned ISO 9001:2015 and ISO 13485:2016 certified quality management system. Our engineering teams make extensive use of our proprietary software tools and have direct access to our 3D printing service center where developments may be tested in an actual production environment.

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

Our Materialise Software Segment

In our Materialise Software segment, we offer proprietary software worldwide through programs and platforms that enable companies to set up efficient, reliable and sustainable 3D printing production. Our software supports OEMs and 3D printing service bureaus both large and small that are producing a variety of parts for their customers and addresses the needs of large corporations producing at volume, either through significant serial manufacturing or mass customization. In all of these environments, we believe our software enables both operational excellence and flexibility. We work directly with many 3D printing machine manufacturers to enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of industrial 3D printers, and various software applications and capturing technologies, including computer-aided design (or CAD)/computer-aided manufacturing (or CAM) packages and 3D scanners, by enabling data preparation and process planning and execution. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, including but not limited to EOS GmbH, HP Inc., Renishaw PLC, Nikon SLM Solutions AG, Stratasys Ltd., Trumpf (DUBAG Group GmbH), Uniontech Corporation, Colibrium and Voxeljet AG. In addition, we have entered into partnership agreements with leading CAD, CAM and product lifecycle management, or PLM, companies such as Siemens, and PTC, for the integration of our additive manufacturing technology into Siemens’ NX software, and PTC’s Creo software. This enables the streamlining of the design to manufacturing process for products being produced by additive manufacturing. We have also established connectivity by opening our platform and allowing integration with broader ecosystems such as post processing solutions like AMFlow. We offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with many 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who may benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems of OEMs.

As of December 31, 2025, our Materialise Software segment had a team of approximately 275 FTEs and fully dedicated consultants, with approximately 33% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Colombia, Germany, Japan, Malaysia, Spain, South Korea, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts, hardware controller sales for our Materialise Controllers and custom software development services. Additionally, we offer consultancy and training services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. In addition, we also provide a number of cloud-based solutions. Making use of, among others, our CO-AM ecosystem, we are significantly accelerating the migration of our software solutions to the cloud, which we intend to offer along with our license-based solutions. We charge our custom software development services either on a time and material or on a fixed-cost basis.

For the years ended December 31, 2025, 2024, and 2023, our Materialise Software segment generated revenue of € 40.9 million, € 43.9 million, and € 44.4 million, respectively, representing 15.3%, 16.5%, and 17.4%, respectively, of our total revenue.

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

●	CO-AM. CO-AM is an additive workflow and digital manufacturing software platform designed as an open and collaborative ecosystem that supports customers in major manufacturing industries and large AM service bureaus to scale and integrate their additive manufacturing operations across complex supply chains and IT environments. At the core of the CO-AM platform is the customers’ project data. It brings together Materialise’s own applications and third party partner solutions, enabling customers to build a tailored environment that evolves with their needs. The CO-AM platform provides a series of applications that are instrumental to organizations scaling their additive manufacturing capability. These solutions enable organizations to plan, manage, and optimize their operations. The platform includes centralized order management, quoting and costing, production planning, production scheduling, postproduction management, machine connectivity, quality management and manufacturing analytics.
●	Streamics. Streamics is our legacy 3D Print planning system that we consider as the predecessor of the CO-AM platform. We are gradually migrating Streamics functionality to our CO-AM platform. Once the Streamics functionality is fully integrated in CO-AM, a transition plan will be set up to migrate existing Streamics customers to the Link3D platform over the coming years. In the meantime, we will continue to maintain and support Streamics and its customers.
●	3-matic. 3-matic is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing mesh files. Using Materialise consultancy services, targeted design automation solutions can be created for specific workflows.

●	Build Processors. We work in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. Our build processors automatically translate the 3D model data into layer data to provide sliced geometry and can link the latter with the appropriate build parameters to feed the machine control software. Another key benefit of our build processors is that they allow for a two-way communication between Magics and 3D printers. We also develop the metal build processors in Materialise Bremen and as a consequence we are able to cover a wide range of metal 3D printers. Furthermore, licensing and integrating our build processor framework, companies such as Siemens and PTC can also leverage the extensive ecosystem of build processors we have developed together with OEMs. Over the past years, we have transformed the architecture of our build processor to a cloud-native solution. Next to the standard build flows, the architecture and the availability of a BP-SDK (Software Development Kit) also allows for custom fit-for-purpose build pipelines to be scripted, enabling companies and 3D printer machine vendors alike to adapt and optimize the behavior and output of the build processor. This BP-SDK is available for customers to build their own build pipelines whilst having the possibility to integrate their proprietary IP in these pipelines. We believe this is very valuable in the context of volume production.
●	e-Stage. e-Stage is a software solution that increases additive manufacturing productivity by automating support generation, optimizing the build process, and reducing the time our customers spend on finishing work such as build support removal and sanding. e-Stage is designed to allow our customers to use less material, to be able to 3D nest and to minimize failed builds. e-Stage for plastic has been commercially available since September 2007, and in the fall of 2017, we released e-Stage for metal.
●	Identify3D. Identify3D is a suite of products that plugs into CO-AM and that allows customers to secure datasets throughout the full end-to-end process of 3D printing. Securing the data means adding a digital rights management tool on top of the part data, which protects the geometrical information of the data, but can be extended as well with process information (e.g., the number of times a file can be printed or the exact specifications how the file must be printed). Data security is gaining importance both because an increasing number of components are serially produced through additive manufacturing as well as with the growing importance of decentralized additive manufacturing production.
●	Layer Analysis. Layer Analysis is a Machine Learning (ML) based tool that interprets images taken during the print of parts and looks for anomalies during the printing process. The tool combines the ML identified anomaly volumes with the to-be 3D files, allowing users to detect immediately after finishing a print if certain printed parts may show defects. In this way, unnecessary and expensive post-processing and (non-destructive) quality control can be avoided while it helps customers as well in defining allowable defects that do not affect the eventual part quality.

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

We believe that expanding our market penetration involves strengthening our relationships with our customers and partners. This expansion will depend not only on product innovation and investments in tool development, but it will also involve an innovation of our business model. While we aim to address new groups of machine OEMs and customers, it is important to note that not all of them may adapt to our new solutions. Furthermore, as we transition to a modular approach in offering different configurations of our solutions, there could be short-term impacts on revenues. Unlike in previous years, our strategy for 2026 does not include expanding our marketing and sales presence. Instead, we have restructured our sales team in 2024 to support a shift from pure product sales to solution-oriented selling. This transition, though promising, carries risks, as it may take longer than anticipated for the sales teams to fully adapt. Currently, we are investing in the professional services team to better support our customers, but we are not expanding our marketing and sales presence overall.

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

As of December 31, 2025, our Materialise Medical segment consisted of approximately 1,134 FTEs and fully dedicated consultants, with approximately 21% based at our headquarters in Belgium and the remaining employees distributed throughout our local offices in Australia, Brazil, China, Colombia, France, Germany, Japan, Malaysia, South Korea, Ukraine, the United Kingdom and the United States.

Business Model. We generate revenue in our Materialise Medical segment through the sale of medical software and personalized medical devices. We sell licenses of our medical software packages and software maintenance contracts and sell medical devices that we customize and print for our customers. We also provide custom software development and engineering services, for which we charge either on a time and material or fixed-cost basis. The majority of the medical devices that we printed in 2025 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners such as DePuy Synthes, Smith & Nephew, Stryker and Zimmer Biomet. We also print patient-specific implants that we sell directly to hospitals or distribute through partners such as DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals.

For the years ended December 31, 2025, 2024, and 2023, our Materialise Medical segment generated revenue of € 134.2 million, € 116.4 million, and € 101.4 million, respectively, representing 50.2%, 43.6%, and 39.6%, respectively, of our total revenue.

Medical Software. Our software allows medical-image based analysis, planning and engineering as well as patient-specific design and printing of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies. Our medical software packages often serve as an introduction to our capabilities and in certain cases lead to custom software developments and clinical services opportunities. Our medical software packages are:

●	Materialise Mimics. Materialise Mimics is a software platform for biomedical engineers and clinicians that allows them to perform image based biomedical R&D, do advanced 3D planning of patient treatment or create personalized medical device solutions. The platform consists of several complementary products and services, including Materialise Mimics Core, Materialise 3-matic, Materialise Mimics Flow, Materialise Mimics Enlight CMF and Materialise Mimics Viewer and custom software development.
●	Materialise Mimics Core. Materialise Mimics Core is software addressing medical professionals specifically developed for medical image processing that can be used to segment accurate 3D models from medical imaging data (for example, from CT or MRI) to measure accurately in 2D and 3D and to export 3D models for additive manufacturing or to Materialise 3-matic.

●	Materialise 3-matic. Materialise 3-matic focuses on anatomical design and is able to combine CAD tools with pre-processing capabilities directly on the anatomical data coming from Materialise Mimics Core. It enables our customers to conduct thorough 3D measurements and analysis, design a patient-specific implant, a surgical guide, or a benchtop model, and to prepare the anatomical data and/or resulting implants for simulation.
●	Materialise Mimics inPrint. With Materialise Mimics inPrint, clinicians can easily create files for 3D printing and use anatomically accurate models to help simulate or evaluate options for patient-specific surgical treatment.
●	Materialise Mimics Enlight CMF. Materialise Mimics Enlight CMF is a software package developed for oral, maxillofacial, nose, throat and plastic surgeons. The software allows surgeons to pre-operatively plan their surgeries in 3D based on (CB) CT or MRI images using a set of tools to analyze, measure and reconstruct the patient’s anatomy. With the software the surgeon can also plan the movements (translations and rotations) of the mandible or maxilla and preplan the reconstruction of defects.
●	Materialise Mimics Enlight Cardiovascular. Materialise Mimics Enlight Cardiovascular is software package developed cardiovascular surgeons and interventionists. It is a workflow based planning software that enables clinicians to effectively plan complex cardiovascular procedures based on CT images.
●	Materialise Mimics Flow. Materialise Mimics Flow is an online case management platform that enables medical device companies and hospitals to manage ordering and processing of personalized services and devices.
●	Materialise Mimics Viewer. Materialise Mimics Viewer is an online 3D viewer for medical image data and 3D models, which enables clinicians to review 3D planning and personalized device solutions and provide feedback to engineers or technicians.
●	Materialise OrthoView. Materialise OrthoView is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. The software imports a digital X-ray image from a Picture Archiving and Communication System, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. Materialise OrthoView currently serves more than 15,000 orthopedic surgeons in 60 countries globally, focusing primarily on joint replacements. We acquired OrthoView Holdings Limited in October 2014 (and subsequently dissolved this subsidiary in March 2025), and have included the OrthoView solution in our portfolio of pre-operative planning solutions.

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

Customers. The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities, research institutes and industrial companies. We have one individual customer that represents sales larger than 10% of our total revenue in 2025 (2024: 1; 2023: 1) from the Materialise Medical segment.

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

Our Materialise Manufacturing Segment

In our Materialise Manufacturing segment, we primarily offer 3D printing services to industrial customers, the majority of which are located in Europe. In addition, we have identified, and provide 3D printing services to certain specialty growth markets.

Many of the parts we print require functionality that cannot be delivered using other production processes. We believe that our industrial customers value the high quality, accuracy, complexity, durability, functionality and diversity in terms of size, scale and materials of the 3D printing services that we can offer. We deliver products to highly regulated industries, such as the aerospace, defense, medtech, semiconductor, machine manufacturing and, quality control equipment, where our applications, technology and hardware capabilities enable us to adhere to high quality standards in a certified production environment.

As of December 31, 2025, our Materialise Manufacturing segment consisted of 729 FTEs and fully dedicated consultants, with 25% based at our headquarters in Belgium and in Materialise Motion and RapidFit+. The remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, India, Italy, Japan, Malaysia, Poland, Spain, Ukraine, the United Kingdom and the United States.

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

For the years ended December 31, 2025, 2024, and 2023, our Materialise Manufacturing segment generated revenue of € 92.5 million, € 106.5 million, and € 110.3 million, respectively, representing 34.6%, 39.9%, and 43.1%, respectively, of our total revenue.

Business-to-Business Services. We offer the following services in our Materialise Manufacturing segment:

Additive Manufacturing Solutions. We provide design and engineering services, rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, semiconductor, art and architecture and aerospace markets. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, Filament Fusion, or FDM, PolyJet, Multi Jet Fusion, selective laser melting, or SLM, and vacuum casting. We have a dedicated production line for making aerospace-certified components using a number of technologies and materials.

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

Sales and Marketing. We market our services to our additive manufacturing solutions business customers using our sales force and through our website. Our more complex product offerings are addressed directly by our specialized sales teams who are located near our larger accounts and who align our customers’ needs with the wide range of 3D printing technologies or market-specific solutions that we offer. More straightforward products can be ordered directly by our customers through our “Materialise OnSite” web portal, a proprietary automated system that provides quotations, takes orders, and manages the printing process from start to finish, and allows customers to track the manufacturing and shipment process of their product online. Within our larger sales teams, specialized sales managers focus either on rapid prototyping, which is our traditional and well-established market, or the additive manufacturing of end-use production parts, which is the market where we see opportunities for significant growth. Our marketing team in Belgium oversees our global marketing strategy. In addition, employees at our Belgian headquarters and in our local field offices manage sales for particular markets and accounts and provide back office and production management support to our customers.

For our specialty markets and wearables initiatives we have separate sales teams that offer our customers the necessary expertise in their domain. Our sales teams have a direct approach to the market but in some cases we also work with partners or distributors locally to address specific market segments, such as the large segments of eyewear opticians or footcare professionals.

Customers. The customers for our Materialise Manufacturing segment are from a wide variety of industries, including the automotive, aerospace, medtech, semiconductor, industrial goods, art and design and consumer products industries. For these customers, we offer a complete set of services ranging from design and engineering, to rapid prototyping, and certified manufacturing of end-use parts.

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

The customers of our Materialise OnSite platform order through our website. Materialise OnSite customers tend to be industrial customers looking to rapid prototype parts quickly and reliably, often taking advantage of fast-lane machines to ensure short lead times for time-critical projects.

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

Manufacture and Supply. We produce our 3D printed products at our service centers in Belgium, the Czech Republic, Germany, Poland, Japan, Brazil and the United States. We print substantially all of our products in-house using a variety of technologies, including stereolithography, laser sintering, FDM, PolyJet, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontracts the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes.

As of December 31, 2025, we operated a total of 182 3D printers, five vacuum casting machines, and 28 CNC machines at these service centers.

As of December 31, 2025, 56 printers produced parts exclusively for our Materialise Medical segment, while the other 126 printers and five vacuum casting machines produced parts for our Materialise Manufacturing segment.

As of December 31, 2025, all of our 3D printers and vacuum casting machines were either owned or held under a lease contract. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.

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

We have a long history of research and development through collaborations, which augment our internal development efforts. As of December 31, 2025, we were active in approximately 20 government funded research projects, which includes also the employment of multiple researchers with publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2025, we had more than 50 active research and development projects in various stages of completion and approximately 536 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Spain, the United Kingdom, the United States, Colombia, Ukraine and Malaysia.

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

As of December 31, 2025, our portfolio of intellectual property featured 529 issued patents and an additional 128 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2028 and 2043, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

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

In addition, we own the trademark registrations for “Materialise”, “ACTech” and FEops and trademark registrations and pending applications for many of our services and software solutions in those territories where we have substantial sales, including “CO-AM,” “Mimics,” “3-matic,” “Inspector,” “Magics,” “RapidFit+,” “Heartprint,” “ADaM,” “Surgicase,” “Enlight,” “Streamics,” “Phits,” “HEARTguide,” “MITRALguide,” “TAVIguide,” among others.

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

Compliance with laws and regulations relating to pollution of the environment or otherwise relating to the protection of the environment has not had a material impact on capital expenditures, earnings or the competitive position of our subsidiaries and us. We are not the subject of any legal or administrative proceedings relating to the environmental laws of Belgium or any country in which we have facilities. We have not received any notices of any violations of any such environmental laws.

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

Both before and after approval or clearance our medical products and product candidates are subject to extensive regulation. In the United States, the FDA under the Federal Food, Drug and Cosmetic Act primarily regulates us. In Europe and in other foreign jurisdictions in which we sell our medical products, many of the regulations applicable to our medical devices and products in these countries are similar to those of the FDA. Together, these regulations govern, among other things and where applicable, the following activities in which we are involved:

●	product development;
●	product testing;
●	product clinical trial compliance;
●	product manufacturing;
●	product labelling and instructions for use;
●	product safety, product safety reporting, recalls and field corrective actions;
●	product packaging and storage;
●	product registration, market clearance or approval;
●	product modifications;
●	product marketing, advertising and promotion;
●	product import and export, restrictions, tariff regulations, duties and tax requirements;
●	product sales and distribution;
●	post-market surveillance;
●	record keeping procedures;
●	registration for reimbursement; and
●	necessity of testing performed in country by distributors for licenses.

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

Moreover, these laws and regulations are subject to change. For example, on May 26, 2021, the Medical Devices Regulation became applicable in the European Union and replaced the Medical Device Directive. This transition required us to adopt a series of measures to ensure compliance. We have completed the transition to MDR and obtained EU MDR certification for our current portfolio of devices. Achieving certification required substantial updates to our quality management systems, technical documentation procedures, and post‑market surveillance processes. Additionally, we have secured extension letters for our existing EU Medical Device Directive certificates, allowing us to market these devices until at least 2027. While this reduces certain near‑term compliance risks and secures our ability to market MDR‑certified products in the EU, our certifications are subject to ongoing regulatory oversight. The MDR framework requires continued periodic audits, vigilance reporting, and maintenance of technical documentation. Failure to maintain compliance at any point could result in suspension or withdrawal of certifications. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Materialise Medical Segment and Regulatory Environment—Healthcare policy changes, including legislation to reform the U.S. healthcare system, could adversely affect us.”

We maintain Medical Device Single Audit Program (MDSAP) certification. This program allows an MDSAP-recognized auditing organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. To the extent that we do business in the participating jurisdictions, certain major non-conformities identified under this program may be escalated to the regulatory authorities of the United States, Canada, Japan, Australia and Brazil. The Canadian regulatory authority, Health Canada, has made participation in MDSAP a mandatory requirement for medical device manufacturers importing products to Canada. Failure to maintain certification under MDSAP may impact our capability to do business in Canada. In addition, failure to address escalated issues reported to the participating authorities may impact our capability to do business in the respective jurisdictions.

C.	Organizational Structure

The following illustrates our corporate structure as of the date of this annual report:

D.	Property, Plants and Equipment

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France, Germany, Poland and the United States. We also lease other service centers and sales offices, which are located in Austria, Australia, Belgium, Brazil, China, Colombia, France, Germany, Italy, India, Japan, Malaysia, Poland, Spain, South Korea, Ukraine, the United Kingdom, and the United States. The aggregate annual lease payments for our facilities in 2025, 2024 and 2023 were € 2.2 million, € 2.2 million and € 2.2 million, respectively. The table below provides selected information regarding our facilities as of December 31, 2025.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Leuven, Belgium	Leased	Warehouse	165 sq. m.	March 31, 2026
Beringen, Belgium	Leased	Office; production	2,848.25 sq. m.	October 31, 2030
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Ann Arbor, Michigan, United States	Leased	Office; production	2,771 sq. ft.	April 30, 2028
Ann Arbor, Michigan, United States	Leased	Office	1,030 sq.ft	December 31, 2026
Lexington, KY, United States	Leased	Office	1,872 sq. ft.	August 31, 2027
Lafayette, CO, United States	Leased	Office	2,218 sq. ft.	February 28, 2028
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	515.58 sq. m.	March 31, 2028
Kawasaki, Japan	Leased	Production	205 sq. m.	May 19, 2027
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Bremen, Germany	Owned	Office	6,724 sq. m	N/A
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2029
Paris, France	Leased	Office	564.40 sq. m.	May 31, 2028
Kyiv, Ukraine	Leased	Office	2,532.6 sq. m.	August 31, 2026 under negotiation to extend every 6 months (due to war conditions)
Sheffield, United Kingdom	Leased	Office	1,575 sq. ft.	No fixed end date
Southampton, United Kingdom	Leased	Office	2,046 sq. ft.	May 31, 2028
Shanghai, China	Leased	Office	426.19 sq. m.	May 31, 2028
Medellin, Colombia	Leased	Office	248 sq. m.	May 31, 2026
	Leased	Office	64 sq. m.	January 31, 2027
	Leased	Office	190 sq. m.	November 30, 2027
	Leased	Office	60 sq. m.	March 15, 2028
	Leased	Office	60 sq. m.	Feb 28, 2028
	Leased	Office	127 sq. m	May 31, 2027
	Leased	Office	120 sq. m	January 31, 2027
	Leased	Office	60 sq. m	June 30, 2026
	Leased	Office	23 sq. m	August 31, 2026
	Leased	Office	120 sq. m	August 31, 2026
Wroclaw, Poland	Owned	Office; production	2.3975 hectare	N/A
Gold Coast, Australia	Leased	Office	N/A	June 30, 2026
Milan, Italy	Leased	Office	30 sq. m.	November 30, 2027
Freiberg, Germany	Owned	Office, Production, Parking (Land)	34,273 sq. m.	N/A
Freiberg, Germany	Owned	Office, warehouse, production, parking (Land)	24,243 sq. m.	N/A
Bangalore, India	Leased	Office	2,000 sq. ft.	September 30, 2027
Rio Claro, Brazil	Leased	Corporate Offices, R&D Laboratory, Production	4,092.27 sq. m.	August 5, 2029
Seoul, South Korea	Leased	Shared workspace	N/A	January 31, 2028
Zwijnaarde, Belgium	Lease	Office	189,69 sq.m	January 31, 2026
Barcelona, Spain	Lease	Office	436.94 sq.m	December 18, 2028
Delft, The Netherlands	Lease	Office	18.02 sq.m	January 31, 2026

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

As of December 31, 2025, our team consisted of 2,556 FTEs and fully dedicated consultants. Our portfolio of intellectual property featured 529 issued patents and 128 pending patent applications as of December 31, 2025. For the year ended December 31, 2025, we generated € 267.6 million of revenue, representing 0.3% increase over the prior year, a net profit of € 7.7 million, an Adjusted EBIT of € 10.6 million and an Adjusted EBITDA of € 32.4 million. For a description of Adjusted EBIT, Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBIT and Adjusted EBITDA, see “—Other Financial Information” below.

Growth Strategy

Our growth strategy is guided by the overall mission to strengthen our market position in additive manufacturing while expanding into areas with high long‑term potential. Within this company-wide vision, each of our segments develops its own shorter‑term strategy. The following describes how these strategies are applied in each of our three business segments.

In our Materialise Medical segment, we believe that the growing trend of personalized patient care will boost the demand for digital planning tools as well as for personalized medical devices. In response to that trend, we intend to continue to increase the penetration of our existing software products in the hospital market and to expand our portfolio of planning tools into new areas such as cardiovascular and pulmonology. We also intend to continue to develop and grow the sales of our personalized medical device portfolio, both directly and indirectly and in existing as well as in new markets, including in particular in the CMF and the orthopedics markets.

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

In our Materialise Manufacturing segment, we believe that there is significant growth potential in the markets for additive manufacturing of end-use products. We therefore intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market, including the aerospace and defense markets. In the footwear market, we will continue to invest in the development and commercial roll out of the pressure plate technology and related applications that we acquired from RS Scan and in the worldwide commercialization of our Phits customized 3D printed insoles.

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

Recent Developments

See Note 27 to our audited consolidated financial statements for disclosure of significant transactions and significant changes in our financial condition or results of operations that occurred subsequent to December 31, 2025. In addition, see “Trend Information” below.

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

In the year ended December 31, 2020 we determined that the criteria for internally generated intangible assets were met for certain subprojects related to our internal digital transformation program. With this program, we are investing in our IT landscape and upgrading and/or standardizing part of our digital core business. We have further invested in 2025, and will continue to invest in 2026 in state-of-the-art technology that is available on the market to upgrade our CRM, ERP and license management software. Together with this implementation, we will also upgrade and further develop those internal software programs that are closely related to 3D printing and the specific needs that arise from 3D printing. The integration of both standard and internal systems in the digital chain of Materialise is crucial and requires deep analysis, development and technical validation. It is expected that it will not only streamline our processes internally and help us reduce costs in maintenance in the short term, but it also will allow us to learn from this and commercialize this knowledge by making our software even easier to integrate with standard systems. This competitive advantage should become important in the coming years where 3D printing will be more and more integrated on the traditional manufacturing floor. As of December 31, 2025, we capitalized € 10.2 million as software and carried € 0.3 million as assets under construction in respect of those projects.

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

Income Taxes

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2025, we had current and non-current receivables related to tax credits for an amount of € 6 million (2024: € 6 million; 2023: € 5 million).

As of December 31, 2025, we had € 144 million (2024: € 119 million; 2023: € 92 million) of tax losses carried forward and Innovation Income Deduction, of which € 70 million related to Materialise NV (2024: € 56 million; 2023: € 47 million). These losses relate to Materialise NV and subsidiaries that have a history of losses, in countries where these losses do not expire and may not be used to offset taxable income elsewhere in our consolidated group.

Under the Belgian Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis.

With respect to the tax losses carried forward and Innovation Income Deduction carried forward, a deferred tax asset of € 1.3 million was recognized at December 31, 2025 (2024: € 0.0 million; 2023: € 0.1 million) for Materialise NV. We recognized a deferred tax asset of € 0.5 million for Materialise USA (2024: € 1.2 million; 2023: € 1.0 million) and a deferred tax asset of € 1.0 million for ACTech (2024: € 0.0 million; 2023: € 0.0 million).

We have not recognized deferred tax assets on unused tax losses and Innovation Income Deduction totaling € 34 million as at December 31, 2025 (2024: € 29 million; 2023: € 22 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses and Innovation Income Deduction can be utilized. If all deferred tax assets related to unused tax losses carried forward and Innovation Income Deduction would meet the criteria for recognition, net result for the year would have improved by € 34 million in 2025 through a deferred tax benefit. This would represent the planned recovery of € 34 million of unused tax losses carried forward and Innovation Income Deduction in future periods. Further details on taxes are disclosed in Note 22.10 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

We have goodwill for a total amount of € 43.2 million as of December 31, 2025 (2024: € 43.4 million; 2023: € 43.2 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget, and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. Total impairment charges recorded during 2025 were € 0.0 million (2024: € 0.0 million; 2023: € 4.2 million).

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

Convertible Loan Granted to Fluidda

We accounted for the convertible loan granted to Fluidda in January 2019, with a notional amount of €2.5 million, at fair value until its full repayment in November 2025. The carrying value of the convertible loan amounted to €0.0 million at December 31, 2025 (2024: €4.0 million; 2023: € 3.8 million) following a full repayment, including all capitalized interests, by Fluidda in November 2025. Fluidda is a private start-up company which offers turnkey contract research services for drug development and medical device development. In prior periods, determining the fair value of the convertible loan, we considered different contractual parameters such as the repayment and conversion scenarios and dates. In addition, we made significant estimates such as (i) the discount rate, (ii) the probability and timing of each repayment and conversion scenario, and (iii) the amount of a qualified capital increase that determined the conversion factor. We applied a discount factor that was based on the estimated weighted average cost of capital of Fluidda, reflecting the uncertainty in relation to Fluidda’s ability to be successful and the applied estimates by our consolidated group.

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

Results of Operations

Comparison of Years Ended December 31, 2025 and 2024

	For the year ended December 31,
in 000€, except percentages	2025	2024	% Change
Revenue	267,633	266,765	0.3%
Cost of sales	(114,684)	(115,940)	(1.1)%
Gross profit	152,949	150,826	1.4%
Research and development expenses	(46,089)	(44,400)	3.8%
Sales and marketing expenses	(61,591)	(61,620)	(0.0)%
General and administrative expenses	(40,122)	(39,597)	1.3%
Net other operating income	3,789	4,223
Operating profit	8,936	9,432
Financial expenses	(5,616)	(2,969)
Financial income	3,968	7,677
Profit before taxes	7,287	14,139
Income taxes	429	(733)
Net profit	7,716	13,406

Revenue. Revenue increased by € 0.9 million, or 0.3%, to € 267.6 million in the year ended December 31, 2025, from € 266.8 million in the year ended December 31, 2024.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2025	2024
Americas	117,131	115,100
Europe & Africa	131,170	133,588
Asia-Pacific	19,332	18,077
Total	267,633	266,765

Revenue generated in Europe & Africa decreased by € 2.4 million, or 1.8%, in the year ended December 31, 2025, compared to the year ended December 31, 2024, due to lower revenue from our Materialise Manufacturing segment and from our Materialise Software segment. This decline was partially offset by revenue growth in our Materialise Medical segment. Revenue generated throughout the Americas increased by € 2.0 million, or 1.8%, in the year ended December 31, 2025, compared to the year ended December 31, 2024, due to higher revenue from our Materialise Medical, which was offset by decline in our Materialise Manufacturing and Materialise Software segments. Revenue generated in Asia-Pacific increased by € 1.3 million, or 6.9% in the year ended December 31, 2025, compared to the year ended December 31, 2024, driven by revenue growth in our Materialise Medical and Materialise Manufacturing segments, while our Materialise Software segment declined compared to 2024.

Revenue from our Materialise Medical segment increased € 17.9 million, or 15.4%, from € 116.4 million in the year ended December 31, 2024, to € 134.2 million in the year ended December 31, 2025. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by € 2.3 million, or 7.9%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 84.9% of all medical software revenues in the year ended December 31, 2025, compared to 85.0% in the year ended December 31, 2024. Our non-recurrent revenue from perpetual licenses and services decreased by 3.9% to € 4.4 million in the year ended December 31, 2025, compared to € 4.6 million in the year ended December 31, 2024. Deferred revenue from license and maintenance fees amounted to € 1.8 million in the year ended December 31, 2025, compared to € 1.8 million in the year ended December 31, 2024. Revenues from medical devices and services grew by € 15.1 million, or 18.4%, in the year ended December 31, 2025, driven by growth in all of our sales channels across our different core markets. As of December 31, 2025, our Materialise Medical segment operated 56 3D printers, as compared to 51 as of December 31, 2024.

Revenue from our Materialise Software segment decreased € 3.0 million, or 6.8%, from € 43.9 million in the year ended December 31, 2024, to € 40.9 million in the year ended December 31, 2025. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by € 1.3 million, or 3.9%, in the year ended December 31, 2025. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by € 4.2 million, or 36.6%, in the year ended December 31, 2025. Deferred revenue from license and maintenance fees amounted to € 0.1 million in the year ended December 31, 2025, compared to € 0.6 million in the year ended December 31, 2024.

Revenue from our Materialise Manufacturing segment decreased € 14.0 million, or 13.2% mainly due to macro-economic headwinds, from € 106.5 million in the year ended December 31, 2024, to € 92.5 million in the year ended December 31, 2025. Materialise Manufacturing operated 126 3D printers, 28 CNC machines and 5 vacuum casting machines as of December 31, 2025, compared to 155 3D printers, 39 CNC machines and 5 vacuum casting machines as of December 31, 2024, respectively.

Cost of sales. Cost of sales was € 114.7 million in the year ended December 31, 2025, compared to € 115.9 million in the year ended December 31, 2024, representing a decrease of € 1.3 million, or 1.1%. This decrease in cost of sales was related to decreased subcontracting volumes, offset by increased sales volumes, and the impact of inflation related to energy, materials and compensation expenses.

Gross profit. Gross profit increased € 2.1 million from € 150.8 million in the year ended December 31, 2024, to € 152.9 million in the year ended December 31, 2025, mainly driven by increased total revenue, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 57.1% in the year ended December 31, 2025, compared to 56.5% in the year ended December 31, 2024.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, to € 147.8 million in the year ended December 31, 2025, compared to € 145.6 million in the year ended December 31, 2024. R&D expenses increased from € 44.4 million to € 46.1 million, or 3.8%. S&M expenses remained stable at € 61.6 million. G&A expenses increased from € 39.6 million to € 40.1 million, or 1.3%, including € 0.8 million non-recurring expenses related to the Euronext Brussels listing of our ordinary shares in November 2025.

Net other operating income. Net other operating income decreased to € 3.8 million, in the year ended December 31, 2025, compared to € 4.2 million in the year ended December 31, 2024. Net other operating income included gains on withholding tax exemptions of € 2.8 million, grants received of € 2.5 million, and R&D tax credits of € 0.9 million. These gains were partially offset by amortization expenses of acquired intangible assets, which represented an expense of € 3.1 million for the year ended December 31, 2025. Net other operating income included withholding tax exemptions of € 3.4 million, grants received of € 1.5 million, R&D tax credits of € 1.2 million, and an expense of € 3.3 million for the year ended December 31, 2024.

Net financial income (financial income and financial expense). Net financial expense was € 1.6 million in the year ended December 31, 2025, compared to a net financial income of € 4.7 million in the year ended December 31, 2024. The net financial expense in 2025 was primarily attributable to a higher negative impact from unfavorable foreign exchange rate fluctuations.

Income taxes. Income taxes in the year ended December 31, 2025 amounted to € 0.4 million, which was a combination of deferred tax benefits amounting to € 1.4 million and current income tax expenses of € 0.9 million.

Net profit/loss. As a result of the factors described above, net profit amounted to € 7.7 million in the year ended December 31, 2025 compared to € 13.4 million in the year ended December 31, 2024.

Other Financial Information

We use EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of our financial performance, including for purposes of monitoring compliance with financial covenants, supporting discussions with financing institutions, and meeting reporting requirements to our banks. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition expenses related to business combinations or divestiture-related expenses, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of our day-to-day operations. We also use segment Adjusted EBIT, segment Adjusted EBIT margin, segment Adjusted EBITDA, and segment Adjusted EBITDA margin to evaluate the performance of our three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on our indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. We believe that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. Our calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Disclosure in this annual report of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Profit to Adjusted EBIT (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2025	2024	2023
Net profit (loss)	7,716	13,406	6,695
Income tax expense / (benefit)	(429)	733	78
Financial expenses	5,616	2,969	3,865
Financial income	(3,968)	(7,677)	(5,019)
EBIT (unaudited)	8,936	9,432	5,619
Share-based compensation expenses(1)	266	285	39
Acquisition-related expenses of business combinations(2)	—	24	—
Impairments(3)	—	—	4,228
Restructuring and corporate initiatives(4)	1,400	—	—
Adjusted EBIT (unaudited)	10,601	9,741	9,886
(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of FEops on July 18, 2024.
(3)	Impairments represents the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan in 2023.
(4)	Non-recurring costs related to corporate initiatives, restructurings or reorganizations and include € 0.8 million costs related to the Euronext listing in November 2025, € 0.4 million related to restructuring activities and organizational changes within the reported business segments, including personnel‑related and other associated expenses, and € 0.2 million related to other corporate initiatives.

Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31,
in 000€	2025	2024	2023
Net profit (loss)	7,716	13,406	6,695
Income tax expense / (benefit)	(429)	733	78
Financial expenses	5,616	2,969	3,865
Financial income	(3,968)	(7,677)	(5,019)
Depreciation and amortization	21,785	21,742	21,511
EBITDA (unaudited)	30,721	31,175	27,130
Share-based compensation expenses(1)	266	285	39
Acquisition-related expenses of business combinations(2)	—	24	—
Impairments(3)	—	—	4,228
Restructuring and corporate initiatives(4)	1,400	—	—
Adjusted EBITDA (unaudited)	32,386	31,484	31,397
(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of FEops on July 18, 2024.
(3)	Impairments represents the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan in 2023.
(4)	Non-recurring costs related to corporate initiatives, restructurings or reorganizations and include € 0.8 million costs related to the Euronext listing in November 2025, € 0.4 million related to restructuring activities and organizational changes within the reported business segments, including personnel‑related and other associated expenses, and € 0.2 million related to other corporate initiatives.

Net profit was €7.7 million in the year ended December 31, 2025 compared to a net profit of €13.4 million in the year ended December 31, 2024.

EBIT and EBITDA. As a result of the factors described above, our consolidated EBIT was € 8.9 million in the year ended December 31, 2025, compared to € 9.4 million in the year ended December 31, 2024, a decrease of € 0.5 million. Our consolidated EBITDA was € 30.7 million in the year ended December 31, 2025, compared to € 31.2 million in the year ended December 31, 2024, a decrease of € 0.5 million.

During 2025, we continued to strategically invest in our growth businesses and progressed on our transition to cloud-based annual license revenue in our Materialise Software segment. Our 2025 EBIT and EBITDA included expenses of € 1.7 million from share-based compensation expenses and restructuring and corporate initiatives. These expenses were not reflected in our Adjusted EBIT and Adjusted EBITDA. Our consolidated Adjusted EBIT was € 10.6 million in the year ended December 31, 2025, compared to € 9.7 million in the year ended December 31, 2024, an increase of € 0.9 million. Our consolidated Adjusted EBITDA was € 32.4 million in the year ended December 31, 2025, compared to € 31.5 million in the year ended December 31, 2024, an increase of € 0.9 million.

Comparison of Years Ended December 31, 2025 and 2024 by Segment

	Materialise	Materialise	Materialise	Total	Unallocated
in 000€	Medical	Software	Manufacturing	segments	(1)	Consolidated
For the year ended December 31, 2025
Revenues	134,239	40,907	92,486	267,633	—	267,633
Segment Adjusted EBITDA	42,983	5,469	(4,236)	44,217	(11,830)	32,386
Segment Adjusted EBITDA %	32.0%	13.4%	-4.6%	16.5%		12.1%
Segment Adjusted EBIT	36,635	2,487	(15,980)	23,143	(12,541)	10,601
Segment Adjusted EBIT %	27.3%	6.1%	-17.3%	8.6%		4.0%
For the year ended December 31, 2024
Revenues	116,358	43,899	106,508	266,765	—	266,765
Segment Adjusted EBITDA	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment Adjusted EBITDA %	30.6%	12.7%	1.6%	16.0%		11.8%
Segment Adjusted EBIT	29,202	2,141	(9,565)	21,778	(12,037)	9,741
Segment Adjusted EBIT %	25.1%	4.9%	-9.0%	8.2%		3.7%
(1)	Unallocated segment adjusted EBITDA and unallocated segment adjusted EBIT consist of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition expenses related to business combinations or divestiture-related expenses, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and Adjusted EBIT and that are not allocated to the reporting segments.

Our Materialise Medical segment’s Adjusted EBITDA amounted to € 43.0 million in the year ended December 31, 2025, compared to € 35.6 million in the year ended December 31, 2024. The segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 32.0% in the year ended December 31, 2025 from 30.6% in the year ended December 31, 2024. Our Materialise Medical segment’s Adjusted EBIT amounted to € 36.6 million in the year ended December 31, 2025, compared to € 29.2 million in the year ended December 31, 2024. The segment’s Adjusted EBIT margin (the segment’s Adjusted EBIT divided by the segment’s revenue) increased to 27.3% in the year ended December 31, 2025 from 25.1% in the year ended December 31, 2024. The increase in the segment’s Adjusted EBITDA margin and Adjusted EBIT margin was as a result of increased revenues, improved gross margins, and costs control while R&D investments further increased.

Our Materialise Software segment’s Adjusted EBITDA was € 5.5 million in the year ended December 31, 2025, compared to € 5.6 million in the year ended December 31, 2024. This segment’s Adjusted EBITDA margin increased to 13.4% in the year ended December 31, 2025, from 12.7% for the year ended December 31, 2024. Our Materialise Software segment’s Adjusted EBIT was € 2.5 million in the year ended December 31, 2025, compared to € 2.1 million in the year ended December 31, 2024. This segment’s Adjusted EBIT margin increased to 6.1% in the year ended December 31, 2025, from 4.9% for the year ended December 31, 2024. The increase in the segment’s Adjusted EBITDA margin and Adjusted EBIT margin was the result of costs control, despite the execution of further R&D investments and the transition to a cloud and subscription-based business model.

Our Materialise Manufacturing segment’s Adjusted EBITDA amounted to € (4.2) million in the year ended December 31, 2025, from € 1.7 million in the year ended December 31, 2024. The Adjusted EBITDA margin of this segment decreased to (4.6)% in the year ended December 31, 2025, from 1.6% in the year ended December 31, 2024. Our Materialise Manufacturing segment’s Adjusted EBIT amounted to € (16.0) million in the year ended December 31, 2025, from € (9.6) million in the year ended December 31, 2024. The Adjusted EBIT margin of this segment decreased to (17.3)% in the year ended December 31, 2025, from (9.0)% in the year ended December 31, 2024. The decrease in the segment’s Adjusted EBITDA margin and Adjusted EBIT margin was as a result of continued unfavorable market conditions impacting revenue, combined with ongoing investments in our growth business lines.

Reconciliation of Net Profit to Segment Adjusted EBITDA and Segment Adjusted EBIT

	For the year ended December 31,
in 000€	2025	2024
Net profit	7,716	13,406
Income tax expense / (benefit)	(429)	733
Financial expenses	5,616	2,969
Financial income	(3,968)	(7,677)
Operating profit / (loss)	8,936	9,432
Depreciation and amortization	21,785	21,742
Corporate research and development	3,949	3,681
Corporate headquarters costs	12,048	10,254
Net other operating (income) expense	(2,901)	(2,350)
Segment acquisition-related expenses(1)	—	24
Segment restructuring and reorganizations(2)	400	—
Segment Adjusted EBITDA (unaudited)	44,217	42,784
Segment depreciation and amortization(3)	(21,074)	(21,006)
Segment Adjusted EBIT (unaudited)	23,143	21,778
(1)	Segment acquisition-related expenses incurred in connection with the acquisition of FEops. See “Reconciliation of NET Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis” above.
(2)	Costs related to restructuring activities and organizational changes within the reported business segments, including personnel‑related and other associated expenses. For 2025 these costs relate to personnel-related restructuring costs within our Materialse Manufacturing and Materialise Software segments.
(3)	Segment depreciation and amortization excludes depreciation and amortization that is not allocated to operating segments.

Comparison of Years Ended December 31, 2024 and 2023

	For the year ended December 31,
in 000€, except percentages	2024	2023	% Change
Revenue	266,765	256,127	4.2%
Cost of sales	(115,940)	(110,996)	4.5%
Gross profit	150,826	145,131	3.9%
Research and development expenses	(44,400)	(38,098)	16.5%
Sales and marketing expenses	(61,620)	(57,822)	6.6%
General and administrative expenses	(39,597)	(37,068)	6.8%
Net other operating income (expenses)	4,223	(6,524)	-164.7%
Operating profit	9,432	5,619
Financial expenses	(2,969)	(3,865)
Financial income	7,677	5,019
Profit (loss) before taxes	14,139	6,773
Income tax expense / (benefit)	(733)	(78)
Net profit (loss)	13,406	6,695

Revenue. Revenue was € 266.8 million in the year ended December 31, 2024 compared to € 256.1 million in the year ended December 31, 2023, an increase of € 10.6 million, or 4.2%.

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

Cost of sales. Cost of sales was € 115.9 million in the year ended December 31, 2024, compared to € 111.0 million in the year ended December 31, 2023, representing an increase of € 4.9 million, or 4.5%. This increase in cost of sales was related to increased sales volumes, increased subcontracting volumes and prices, and the impact of inflation related to energy, materials and compensation expenses.

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

Net other operating income. Net other operating income increased to a positive € 4.2 million, in the year ended December 31, 2024, compared to a net expense of € 6.5 million in the year ended December 31, 2023. The main drivers of this increase were withholding tax exemptions of € 3.4 million, grants received of € 1.5 million, and R&D tax credits of € 1.2 million. These gains were partially offset by amortization expenses of acquired intangible assets, which represented an expense of € 3.3 million for the year ended December 31, 2024. Net operating expenses included an arbitration settlement of € 5.2 million, an impairment loss related to intangible assets and goodwill of € 4.2 million, and amortization expenses of acquired intangible assets of € 4.0 million for the year ended December 31, 2023.

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

Other Financial Information

Net profit was €13.4 million in the year ended December 31, 2024 compared to a net profit of €6.7 million in the year ended December 31, 2023.

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

Comparison of the Years Ended December 31, 2024 and 2023 by Segment

	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments	Unallocated (1)	Consolidated
For the year ended December 31, 2024
Revenues	116,358	43,899	106,508	266,765	—	266,765
Segment Adjusted EBITDA	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment Adjusted EBITDA %	30.6%	12.7%	1.6%	16.0%		11.8%
Segment Adjusted EBIT	29,202	2,141	(9,565)	21,778	(12,037)	9,741
Segment Adjusted EBIT %	25.1%	4.9%	-9.0%	8.2%		3.7%
For the year ended December 31, 2023
Revenues	101,376	44,442	110,310	256,127	—	256,127
Segment Adjusted EBITDA	26,544	7,450	7,537	41,530	(10,133)	31,397
Segment Adjusted EBITDA %	26.2%	16.8%	6.8%	16.2%		12.3%
Segment Adjusted EBIT	20,807	3,992	(3,986)	20,813	(10,927)	9,886
Segment Adjusted EBIT %	20.5%	9.0%	-3.6%	8.1%		3.9%
(1)	Unallocated segment adjusted EBITDA and unallocated segment adjusted EBIT consist of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition expenses related to business combinations or divestiture-related expenses, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and Adjusted EBIT and that are not allocated to the reporting segments.

Our Materialise Medical segment’s Adjusted EBITDA amounted to € 35.6 million in the year ended December 31, 2024, compared to € 26.5 million in the year ended December 31, 2023. The segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 30.6% in the year ended December 31, 2024 from 26.2% in the year ended December 31, 2023. Our Materialise Medical segment’s Adjusted EBIT amounted to € 29.2 million in the year ended December 31, 2024, compared to € 20.8 million in the year ended December 31, 2023. The segment’s Adjusted EBIT margin (the segment’s Adjusted EBIT divided by the segment’s revenue) increased to 25.1% in the year ended December 31, 2024 from 20.5% in the year ended December 31, 2023. The increase in the segment’s Adjusted EBITDA margin and Adjusted EBIT margin was as a result of increased revenues while keeping costs under control.

Our Materialise Software segment’s Adjusted EBITDA was € 5.6 million in the year ended December 31, 2024, compared to € 7.5 million in the year ended December 31, 2023. This segment’s Adjusted EBITDA margin decreased to 12.7% in the year ended December 31, 2024, from 16.8% for the year ended December 31, 2023. Our Materialise Software segment’s Adjusted EBIT was € 2.1 million in the year ended December 31, 2024, compared to € 4.0 million in the year ended December 31, 2023. This segment’s Adjusted EBIT margin decreased to 4.9% in the year ended December 31, 2024, from 9.0% for the year ended December 31, 2023. The decrease in the segment’s Adjusted EBITDA margin and Adjusted EBIT margin was the result further investing in R&D expenses and the transition to a cloud and subscription-based business model.

Our Materialise Manufacturing segment’s Adjusted EBITDA amounted to € 1.7 million in the year ended December 31, 2024, from € 7.5 million in the year ended December 31, 2023. The Adjusted EBITDA margin of this segment decreased to 1.6% in the year ended December 31, 2024, from 6.8% in the year ended December 31, 2023. Our Materialise Manufacturing segment’s Adjusted EBIT amounted to € (9.6) million in the year ended December 31, 2024, from € (4.0) million in the year ended December 31, 2023. The Adjusted EBIT margin of this segment decreased to (9.0)% in the year ended December 31, 2024, from (3.6)% in the year ended December 31, 2023. The decrease in the segment’s Adjusted EBITDA margin and Adjusted EBIT margin was as a result of less favorable market conditions and continued investments in our growth business lines.

Reconciliation of Net Profit to Segment Adjusted EBITDA and Segment Adjusted EBIT

	For the year ended December 31,
in 000€	2024	2023
Net profit (loss)	13,406	6,695
Income tax expense / (benefit)	733	78
Financial expenses	2,969	3,865
Financial income	(7,677)	(5,019)
Share in loss of joint venture	—	—
Operating profit	9,432	5,619
Depreciation and amortization	21,742	21,511
Corporate research and development	3,681	2,785
Corporate headquarters costs	10,254	10,464
Net other operating income (expense)	(2,350)	(3,077)
Impairments(1)	—	4,228
Segment acquisition-related expenses(2)	24	—
Segment Adjusted EBITDA (unaudited)	42,784	41,530
Segment depreciation and amortization(3)	(21,006)	(20,717)
Segment Adjusted EBIT (unaudited)	21,778	20,813
(1)	Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (€ 3.6 million) and the impairment of tangible and intangible assets of Engimplan (€ 0.7 million) for the year ended December 31, 2023.
(2)	Segment acquisition-related expenses represent expenses incurred in connection with the acquisition of FEops. See “Reconciliation of NET Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis” above.
(3)	Segment depreciation and amortization excludes depreciation and amortization that is not allocated to operating segments.

B.	Liquidity and Capital Resources

Prior to our initial public offering, we historically funded our operations principally from cash generated from operations and borrowings. From our initial public offering on June 30, 2014 through December 31, 2025, we have raised approximately $258.5 million in aggregate net proceeds from public offerings of our ADSs and a private placement of our ordinary shares. As we continue to grow our business, we envision funding our operations through multiple sources, including the remaining proceeds from our equity offerings, and future earnings and cash flow from operations and borrowings. We may also seek to raise additional capital from offerings of our equity or debt securities on an opportunistic basis when we believe there are suitable opportunities for doing so.

On November 20, 2025 the Group successfully completed an additional listing of its ordinary shares on Euronext Brussels to complement the existing Nasdaq listing of its American depositary shares (ADSs) representing ordinary shares. A listing on Euronext Brussels may give the company access to additional capital in the future if needed, and is intended to create additional liquidity options for shareholders of the Company. In addition, a listing on Euronext Brussels provides the Group with enhanced operational flexibility, including the option to initiate ADS and/or share buyback programs. No shares were offered and no capital was raised in connection with the Euronext Brussels listing.

On November 14, 2025 the Company’s general shareholder’s meeting adopted a resolution authorizing the Board of Directors to initiate an ADS and/or share buy back program for a total amount of up to € 30.0 million. Repurchases were expected to be initiated by no later than January 2026 and executed within 12 months following initiation. The Company’s current intention is to hold any ADSs acquired (or underlying shares) in treasury. The Company may in the future use these as a consideration for mergers and acquisitions, and/or otherwise dispose of those ADSs or shares, including for potential share delivery commitments under future equity incentive plans. As of December 31, 2025, the Company had entered into an agreement with an independent US financial intermediary to execute ADS repurchases on Nasdaq for a total amount of up to the USD equivalent of € 30.0 million, but no actual transactions had taken place yet. For information regarding repurchase activity under our share buy back program subsequent to December 31, 2025, see Note 27 to our audited consolidated financial statements.

We expect our main uses of cash in the future will be funding our business operations, capital expenditures, loan reimbursements, acquisitions and partnerships, and repurchases of ordinary shares and ADSs under our share buy back program. Depending on market conditions, our liquidity requirements, contractual restrictions and other factors, we may also repurchase additional outstanding ordinary shares and ADSs. We believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next 12 months.

In 2022, we entered into a credit facility agreement with KBC, which allows for a €50 million delayed draw, that will allow funding of potential additional acquisitions, partnerships, and capital expenditures. The credit facility provides for a first draw of €20 million between October 2022 and April 2025, repayable in full in April 2030. The Company drew the first tranche in April 2025. A second draw of €15 million could be made between October 2022 and July 2025, repayable in full in June 2031. The Company drew the second tranche in July 2025. A third and final draw of €15 million may be made between October 2022 and July 2026, repayable in full in June 2032.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this annual report titled “Item 3. Key Information—D. Risk Factors,” some of which are outside of our control. Macro-economic conditions could hinder our business plans, which could, in turn, adversely affect our financing strategy.

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2025, 2024 and 2023.

	For the year ended December 31,
in 000€	2025	2024	2023
Net cash flow from operating activities	25,319	31,456	20,157
Net cash flow from/(used in) investing activities	(9,703)	(28,588)	(11,037)
Net cash flow from/(used in) financing activities	17,023	(27,644)	(22,368)
Net increase / (decrease) of cash and cash equivalents	32,638	(24,776)	(13,248)

Comparison of Years Ended December 31, 2025 and 2024

Net cash flow from operating activities amounted to € 25.3 million in the year ended December 31, 2025 compared to € 31.5 million in the year ended December 31, 2024, a decrease of € 6.1 million, or 19.5%. In the year ended December 31, 2025, the net cash flow from operating activities was the result of the income statement cash result of € 34.2 million, decreased by working capital requirements of € 8.6 million, and by decreased deferred revenue of € 0.3 million.

Net cash flow used in investing activities was € 9.7 million in the year ended December 31, 2025 compared to € 28.6 million in the year ended December 31, 2024, a decrease of € 18.9 million, or 66.1%. The decrease in 2025 was primarily related to the completion of the majority of investments in the new ACTech production facility, combined with received government grants related to capital investments of € 3.7 million and a repayment of the convertible loan granted to Fluidda for € 2.5 million.

Net cash flow from financing activities was € 17.0 million in the year ended December 31, 2025, compared to € 27.6 million in net cash flow used in financing activities in the year ended December 31, 2024. Our repayment of borrowings and leases amounted to € 14.1 million in the year ended December 31, 2025, while € 35 million was drawn on an available credit facility in line with contractual agreements.

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

Net cash flow used in financing activities was € 27.6 million in the year ended December 31, 2024, compared to € 22.4 million in net cash flow from financing activities in the year ended December 31, 2023. Our repayment of borrowings and leases amounted to € 26.4 million in the year ended December 31, 2024.

Investments in Property, Plant & Equipment and Intangible Assets

The table below describes cash paid for investments in property, plant & equipment and intangible assets for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
in 000€	2025	2024	2023
Purchase of property, plant and equipment	14,092	24,649	9,235
Purchase of intangible assets	2,169	1,728	2,525
Total	16,261	26,377	11,760

Investments in Property, Plant and Equipment were € 16.3 million in the year ended December 31, 2025 compared to € 26.4 million in the year ended December 31, 2024, a decrease of € 10.1 million, or 66.1%. The decrease in 2025 was primarily related to the completion of the majority of investments in the new ACTech production facility in Germany. Purchases of intangible assets are mostly related to our internal digital transformation program.

Indebtedness

As of December 31, 2025, we had loans and borrowings in the total amount of € 63.1 million, with mainly fixed interest rates. These loans include secured bank loans used for the construction of office and production facilities in Belgium and Poland, the acquisition of production equipment and installations, and research and development projects. The recently drawn tranches on the KBC credit facility remain unallocated for the time being but have a general purpose nature.

The following table sets forth our principal indebtedness:

	As of December 31,
in 000€	2025	2024	2023
K€50,000 KBC credit facility	35,000	—	—
K€35,000 EIB bank loan	10,000	15,833	21,667
K€28,000 acquisition bank loan	—	—	10,000
K€17,700 secured bank loans	11,773	13,348	14,904
K€12,300 bank loans ACTech	—	1,230	3,546
K€5,000 other facility loan	—	1,094	1,496
Bank investment loans - other	711	2,023	4,778
Lease liabilities	5,628	7,726	7,943
Related party loan	—	30	64
Total loans and borrowings	63,113	41,284	64,398
Current	10,324	12,997	25,483
Non-Current	52,789	28,287	38,915

K€50,000 KBC credit facility

In October 2022, we entered into a credit facility agreement with KBC which allows for a € 50 million delayed draw. The credit facility provided for a first draw of € 20 million between October 2022 and April 2025, repayable in full in April 2030, with an interest rate of 3.56%. We drew the first tranche in April 2025. A second draw of € 15 million could be made between October 2022 and July 2025, repayable in full in June 2031, with an interest rate of 3.81%. We drew the second tranche in July 2025. A third and final draw of € 15 million can be made between October 2022 and July 2026, repayable in full in June 2032, with an interest rate of 3.87%.

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

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech Group were refinanced entirely for the amount of € 9.3 million, with adjusted maturity to May 2025 and first reimbursements in August 2020. The interest rate has been fixed at approximately 1.6%, and pledges have been granted including a € 4.7 million mortgage on ACTech’s facilities and a guarantee by Materialise NV. In addition, a new investment credit of € 3.0 million was obtained from Commerzbank in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%. The loans were fully repaid as of December 31, 2025.

K€5,000 - Other facility loan

This facility loan was contracted in 2012 for the construction of Leuven office and production facilities. The loan had a repayment schedule of 15 years and interest rate is fixed at 4.61%. The loan was fully repaid as of December 31, 2025.

Miscellaneous investment loans

The loans outstanding as of December 31, 2025 amount to a balance of € 0.7 million. They have been agreed in 2020 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

Lease liabilities

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2025 the balance of these lease agreements amounts to € 5.6 million, and are mostly at fixed interest rates with weighted average below 1%.

Related party loan

Lunebeke NV, a related party of the Group as discussed in Note 26, has granted the Group a loan of K€400 at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amount outstanding as of December 31, 2025 is K€0 (2024: K€30; 2023: K€64). The interest expense for the year ended December 31, 2025 is K€1 (2024:K€2; 2023:K€3).

Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2025, 2024 and 2023 were € 133.9 million, € 102.3 million and € 127.6 million, respectively.

We have an undrawn amount of €15 million under our €50 million delayed draw credit facility agreement with KBC as of December 31, 2025, out of which we had drawn €35 million. For more information, see “—K€50,000 KBC credit facility” above. Reservation cost for all 3 tranches amounts to 0.15% per year.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to general limitations imposed by the corporate laws and certain restrictions in the jurisdictions that we operate in. For example, China has very specific approval regulations for all capital transfers to or from the country, certain capital transfers to and from Ukraine are subject to obtaining a specific permit and current legislation in Brazil permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2025, 2024 and 2023, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The table below sets forth our contractual obligations as of December 31, 2025, which represents contractually committed future obligations:

		Less than 1			More than 5
in 000€	Total	year	2-3 years	4-5 years	years
Loans and borrowings	57,485	7,759	7,712	23,408	18,606
Lease Liabilities	5,628	2,565	2,645	395	23
Scheduled interest payments(1)	7,574	1,890	3,072	2,273	339
Purchase obligations	19,475	13,892	5,583	0	0
Total	90,162	26,106	19,012	26,076	18,968
(1)	Scheduled interest payments comprise the interest payable on loans and borrowings and lease commitments. No interest is payable on the other contractual obligations in the above table.

As of December 31, 2025 we had purchase commitments of K€467 (2024: K€5,370; 2023: K€9,330) related to property, plant and equipment and non-cancellable contracts with a future value of K€19,008 (2024: K€24,237; 2023: K€22,267) mainly related to purchase commitments for raw materials, energy and gas.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following tables set forth certain information with respect to the current members of our board of directors and senior management:

Directors:

Name	Age	Time served as director	Position
Wilfried Vancraen	64	Since 1990 (36 years)	Founder & Chairman of the Board
Peter Leys	61	Since 2013 (13 years)	Director
A Tre C BV, represented by Johan De Lille	63	Since 2006 (20 years)	Director
Hilde Ingelaere	64	Since 1997 (29 years)	Director
Sander Vancraen	35	Since 2020 (6 years)	Director
Jürgen Ingels	55	Since 2013 (13 years)	Director
Marleen Mannekens	61	Since 2025 (1 year)	Director
Lieve Verplancke	66	Since 2015 (11 years)	Director
Bart Luyten	49	Since 2017 (9 years)	Director
Volker Hammes	62	Since 2018 (8 years)	Director

Senior Management and Executive Committee Members:

Name	Age	Position
Seaquence bv, represented by Johan Pauwels	58	Executive Vice President, Chief Operating Officer (COO)
BEspired bv, represented by Bart Van der Schueren	59	Chief Strategy and Technology Officer
Finstraco bv, represented by Koen Berges	50	Chief Financial Officer
De Vet Management bv, represented by Brigitte de Vet-Veithen	55	Chief Executive Officer (CEO)
Level5 bv, represented by Jurgen Laudus	47	Vice President, Materialise Manufacturing segment
Super Mare & Park bv, represented by Carla Van Steenbergen	50	Executive Vice President, Director Corporate Affairs
Nika Tech bv, represented by Udo Eberlein	57	Vice President, Software Segment
GLoMAICo bv, represented by Koen Peters	48	Vice President, Medical Segment

The term of the directorship of each member of our board of directors will expire at the 2026 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium.

Our board of directors is composed of 10 directors, of which eight are non-executives. Further, Bart Luyten, Volker Hammes, Lieve Verplancke and Marleen Mannekens qualify as independent under both Belgian law and the Nasdaq Stock Market Listing Rules. The Belgian law definition of independence differs from the definition of independence under Nasdaq Stock Market Listing Rules. In particular, under Belgian law, A Tre C BV (represented by Johan De Lille) and Jürgen Ingels are no longer deemed independent by virtue of their term of office exceeding 12 years. However, the Nasdaq Stock Market Listing Rules do not have a similar requirement, and our board of directors has determined that A Tre C BV (represented by Johan De Lille) and Jürgen Ingels continue to be independent under the Nasdaq Stock Market Listing Rules.

The following is a brief summary of the business experience of the current members of our board of directors.

Wilfried Vancraen, chair of the board. Wilfried Vancraen has served as one of our directors since founding our company in July 1990. Mr. Vancraen previously served as our Chief Executive Officer from July 1990 until December 31, 2023. Mr. Vancraen previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he was introduced to 3D printing. Passionate about this new technology and firm in his belief that it could help create a better and healthier world, he founded Materialise in July 1990. Mr. Vancraen holds several patents related to the technical and medical applications of 3D printing and remains committed to using the technology to make positive changes in people’s lives. In recent years, Mr. Vancraen has been awarded the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, has been selected as the most influential person in additive manufacturing by industry professionals and TCT Magazine, and has been listed one of the five leading players in his sector by the Financial Times. He is also the recipient of a 2013 Visionaries! Award from the Museum of Art and Design in New York. Mr. Vancraen holds a Master of Science in Electro-Mechanical Engineering and a Master in Business Administration from KU Leuven. Wilfried Vancraen was chosen in the TCT Hall of Fame in 2017 for his contributions to the 3D printing industry. In 2018, he was chosen by the Additive Manufacturing Users Group (AMUG) as the Innovators Showcase and received the Industry Dino Award. In 2019, Mr. Vancraen was appointed as a faculty honorary professor at the Faculty of Engineering, KU Leuven on the recommendation of the Department of Mechanical Engineering because of his role as founder and CEO of our company.

Peter Leys, non-executive member of the board. Peter Leys has served as one of our directors since 2013. Mr. Leys previously served as our Executive Chairman from 2013 until December 31, 2023. Previously, from 1990 to 2013, Mr. Leys was at the Brussels office of Baker & McKenzie CVBA, where he focused on mergers and acquisitions and capital markets. Mr. Leys holds a Candidacy Degree in Philosophy from KU Leuven and Master of Law degrees from KU Leuven and the University of Georgia.

Johan De Lille, non-executive member of the board. Johan De Lille has represented A Tre C BV as one of our directors since July 2006. Mr. De Lille started his professional career as an auditor at Arthur Andersen LLP in 1988. In 1994, he became Vice President & Group Controller of Ackermans & van Haaren NV, a Belgian public holding company. In 1999, he became Chief Financial Officer of Easdaq/Nasdaq Europe and took on the role of Chief Financial Officer of Option NV, a Belgian public technology company, in 2001. Mr. De Lille joined Delhaize Group, a Belgian public company, as Vice President & Controller in September 2002, and later became Chief Internal Auditor of the Delhaize Group in August 2006, and Chief Financial Officer of Delhaize Belgium in January 2009. Since 2013, Mr. De Lille has acted as Chief Financial & Information Officer of BMT Group, an industrial family owned holding company active in high-precision machining. In 1988, Mr. De Lille was the award winner for the best final paper of the Department of Economics from KU Leuven. In 2010, he received the CFO Magazine Award for the Best Finance Team of the year for Working Capital in Belgium. Mr. De Lille holds a Master’s degree in Economics, with a major in Econometrics and Mathematical Economics, from KU Leuven.

Hilde Ingelaere, member of the board. Hilde Ingelaere co-founded Materialise in 1990, together with Wilfried Vancraen, and has served as one of our directors since 1997. In her early years at Materialise, Ms. Ingelaere managed several staff departments including human resources, finance and legal, and she served as Executive Vice President of Materialise until December 31, 2023. Mrs. Ingelaere continues to play an important role in supporting our South American operations and in strategic negotiations with a focus on partnerships. Prior to joining Materialise, Ms. Ingelaere conducted cardiovascular clinical research at Bristol-Myers Squibb from 1986 to 1989. She then worked as a business analyst with Plant Genetic Systems from 1989 to 1992. Ms. Ingelaere holds a Master’s degree in Bioengineering from KU Leuven, where she focused on Biotechnology, and a Master’s degree in Business Administration from KU Leuven.

Sander Vancraen, non-executive member of the board. Sander Vancraen has served as one of our directors since 2020. Mr. Vancraen holds a Bachelor’s degree in Aerospace Engineering from Delft University of Technology, with a thesis on a GES (Gravity Explorer Satellite), providing data on temporal changes in Earth’s gravity field for scientific use at low cost. He also holds a Master’s degree in Aerospace Engineering, track Space Exploration, from Delft University of Technology, with a thesis on aCOTS GNSS Receiver, testing of an onboard receiver for the Indian Space Research Organization. In 2013, he did a three month internship at Materialise USA in Plymouth, MI, supporting the clinical engineering team. From 2013 to 2018, he managed a guesthouse, Intermezzo. Since October 2018, he has been a design engineer for the EASA DOA of TUI fly, a charter airline.

Jürgen Ingels, non-executive member of the board. Jürgen Ingels has served as one of our independent directors since November 2013. Mr. Ingels is Founder and Managing Partner of Smartfin, a growth stage private equity fund that was set up in December 2014. In October 2014, Mr. Ingels sold Clear2Pay NV/SA, a global innovative payments software technology company he founded in 2000, to FIS Global. The clients of Clear2Pay include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The U.S. Federal Reserve, Royal Bank of Scotland, The People’s Bank of China (PBOC). Mr. Ingels started his career in private equity in 1997 at Dexia NV/SA, where his role was focused on investing in technology companies. Mr. Ingels currently serves as a director i.a. on the board of directors for Projective Group NV, Willemen Groep, Ghelamco NV and Warehouses De Pauw NV. In 2015, Mr. Ingels co-founded The Glue, a provider of infrastructure solutions for financial institutions. In 2018, Mr. Ingels founded Scale-Ups.eu and has since the same year organized Supernova, a four-day technology event in Antwerp with over 30,000 visitors. Mr. Ingels holds a Master’s degree in Business Administration and a Master’s degree in Political and Social Sciences from the University of Antwerp.

Marleen Mannekens, non-executive member of the board. Marleen Mannekens has served as an independent Director of Materialise NV since 2025. Ms. Mannekens has served as a financial counselor since November 2024, and previously, as a Partner at Grant Thornton Belgium from April 2021 to October 2024. Ms. Mannekens also serves as a guest-professor at Vives University of Applied Sciences since September 2024, a guest-professor at Ghent University since September 2023, and a guest-professor at Karel de Grote Hogeschool since September 2016. Further, from November 2012 to September 2020, Ms. Mannekens served as an Assurance Partner at Ernst & Young LLP. Ms. Mannekens serves as a member of the board of directors and audit committee of Euler Hermes North America Insurance Company (an affiliate of Allianz Trade), since October 2024 and as a director and chairperson of the audit and risk committee of Euler Hermes SA (commercial name Allianz Trade) since January 2020 and of Euler Hermes Group SAS since July 2021. She is also a member of the board of directors and member of the audit committee and finance committee of AZ Alma, a regional hospital, since January 2024 and a director of “Patronale Dienst voor Organisatie en Kontrole van de Bestaanszekerheidsstelsels” since June 2023. Ms. Mannekens is a member of several technical committees at the Belgian Institute of chartered accountants (IBR/IRE) and was recently appointed as vice chair of the ICCI, which is a Foundation for information and research for public accountants. Ms. Mannekens holds a Master’s degree in Business Engineering from Solvay Business School and a Master’s degree in Tax Management from Solvay Brussels School of Economics and Management.

Lieve Verplancke, non-executive and independent member of the board. Lieve Verplancke has served as one of our independent directors since June 2015. Ms. Verplancke began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary until 2012. Ms. Verplancke has also served as a board member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, the Euronext fund, Quest for Growth, MDxHealth and the Stichting tegen Kanker. She is also the founder and managing director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD – KU Leuven), Ms. Verplancke holds a postgraduate degree in Economics and a Master in Business Administration from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

Bart Luyten, non-executive and independent member of the board. Bart Luyten has served as one of our independent directors since June 2017 and also previously served as representative of one of our directors from 2012 to 2015. Mr. Luyten is Founder and Managing Partner of SmartFin, a private equity fund platform investing in early- and growth stage technology companies through four investment entities under the SmartFin brand. Previously, Mr. Luyten was the Founder and Managing Director of Sniper Investments NV, a B2B technologies fund that was set up in 2010. Mr. Luyten has experience as Investment Director of Partners At Venture, Managing Partner of Privast Capital Partners and General Partner of Nausicaa Ventures, all Belgian-based private equity and venture capital funds with a focus on B2B technology investments. Mr. Luyten currently holds positions on the boards of directors of a number of European B2B technology companies such as Betty Blocks and Eyesee. Mr. Luyten holds a Master of Science degree in Applied Economics from the University of Antwerp and a postgraduate Master degree in SME management from VIZO Brussels.

Volker Hammes, non-executive and independent member of the board. Volker Hammes, has served as one of our independent directors since November 2018. Mr. Hammes has served as a Managing Director of BASF New Business GmbH, a subsidiary of BASF SE, the German chemical conglomerate (FWB: BAS), since January 2016 as well as first as Managing Director and then as Chairman of BASF 3D Printing Solutions GmbH, another subsidiary of BASF, since August 2017 and June 2019 respectively. Between 2012 and 2016, Mr. Hammes also served as director or officer of various BASF affiliates, including as Chief Executive Officer and Managing Director, Head of Business Center Turkey, Middle East and North Africa of BASF Turk Kimya San. Ltd. Sti. In addition, Mr. Hammes has served as a director on the board of directors of the former company Essentium Inc. and of Evolve Additive Solutions, both providers of industrial 3D printing solutions, since December 2017 and January 2021 respectively, and until 2024. Mr. Hammes holds a Master of Science degree in Mechanical Engineering, Polymer Technology from RWTH Aachen.

Our board of directors has established an Executive Committee. The following is a brief summary of the professional experience of the members of our Executive Committee, which was established effective as of January 1, 2017.

Johan Pauwels, Executive Vice President and Chief Operating Officer (COO). Johan Pauwels, as permanent representative of Seaquence BV, has served as an Executive Vice President and Chief Operating Officer of our company since January 2011 and has been with our company since our founding. In 1990, Mr. Pauwels completed his Master’s thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Mr. Pauwels stayed on with our company, focusing on software development to support our 3D printing services. Throughout his career with our company, Mr. Pauwels has held several positions, including Software Sales Manager and Director of Sales, and is currently an Executive Vice President responsible for global sales organization and our sales offices around the world. As of 2021, Mr. Pauwels is also the Chief Operating Officer of our company. Mr. Pauwels holds a Master’s degree in Electro-Mechanical Engineering from KU Leuven.

Bart Van der Schueren, Chief Strategy and Technology Officer (CSTO). As permanent representative of BEspired BV, Mr. Van der Schueren serves as an Executive Vice President since January 2011 and Chief Strategy and Technology Office since January 2024. Prior to joining Materialise, Mr. Van der Schueren was at KU Leuven as a liaison engineer for the newly founded Materialise and established the basic research activities for the company while also founding the research activities in 3D printing at the KU Leuven. Mr. Van der Schueren then went on to obtain a PhD in selective laser metal sintering. In 1995, Mr. Van der Schueren officially joined Materialise and ran the service bureau. Over the years, his dedication and expertise has grown the service bureau from a regional player to one of the most prominent additive manufacturing facilities in Europe. In 2011, Mr. Van der Schueren became an Executive Vice President of our company, responsible for the Materialise Manufacturing segment and focusing on production and engineering services. Since 2018, Mr. Van der Schueren assumed the responsibility of Chief Technology Officer and became globally responsible for the research activities of Materialise. Mr. Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Master’s degree in Mechanical Engineering from KU Leuven.

Koen Berges, Chief Financial Officer (CFO). Koen Berges, as permanent representative of Finstraco BV, has served as our Chief Financial Officer since May 2023. Mr. Berges brings more than 20 years of experience in financial leadership positions in various business environments ranging from large multinational corporations to leading family holdings and to fast-growing private equity-backed services companies. Mr. Berges joined Materialise from Cheops Technology NV, a managed service provider in secure IT infrastructures and cloud computing, where he served as Chief Financial Officer and where he was also a member of the Executive Committee from May 2019 until April 2023. Mr. Berges started his professional career at PwC Consulting and subsequently also held various international finance leadership roles at ExxonMobil and investment group Alcopa. Mr. Berges holds a Master of Science in Business Engineering, International Management from the University of Antwerp.

Brigitte de Vet-Veithen, Chief Executive Officer (CEO). Brigitte de Vet-Veithen represents De Vet Management BV and has served as our Chief Executive Officer since January 2024. Prior to that Ms. De Vet-Veithen served as Vice President of the Materialise Medical segment since June 2016. Mrs. de Vet-Veithen has more than 20 years of experience in the Healthcare and Life Sciences Sector. She has worked in various management roles for Johnson & Johnson, ultimately serving as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis in Germany. Before joining Materialise she has held various leadership roles as representative of De Vet Management BV including the role of Chief Executive Officer of Acertys group, a provider of medical devices, software, services and supplies to hospitals and medical professionals. Mrs. de Vet-Veithen holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.

Jurgen Laudus, Vice President, Materialise Manufacturing Segment. Jurgen Laudus, as permanent representative of Level5 BV, serves as Vice President of our Materialise Manufacturing segment. Mr. Laudus joined us in August 2001 as project manager and continued to our U.K. office to become Rapid Tooling manager in 2003. For two years, Mr. Laudus was responsible for both our Rapid Tooling sales support and production management. In 2005, Mr. Laudus returned to Belgium to become international production manager for our additive manufacturing services and later on sales manager, playing an active role in the growth of the additive manufacturing production activities of Materialise. Mr. Laudus holds a Master of Science degree in Engineering from the KU Leuven.

Carla Van Steenbergen, Executive Vice President, Director Corporate Affairs and Secretary to the board. Carla Van Steenbergen, as permanent representative of Super Mare & Park BV, has served as our in-house counsel since 2003, and her role has gradually evolved into our Chief Legal Officer. Ms. Van Steenbergen is a member of our Executive Committee in addition to being secretary to the board of directors. In addition to these roles, since 2024, Ms. Van Steenbergen assumed responsibility for the Company’s procurement department and its M&A and partnerships activities. Ms Van Steenbergen graduated from the law faculty of KU Leuven in 1999. After having worked for three years at Brussels’ based law firm Marx Van Ranst Vermeersch & Partners, she temporarily moved to London to earn a LLM degree at King’s College London.

Udo Eberlein, Vice President, Software Segment. Udo Eberlein, the representative of Nika Tech BV, has served as our Vice President of Software, since November 2023. Prior to that, in February 2021, Mr. Eberlein co-founded Goldn, an online working space for cosmetic creators and suppliers and since April 2023, he also serves in Chemovator supporting startups in their business journey. Mr Eberlein is a seasoned software technology executive with successfully building and leading large and mid-scale technology organizations in complex global markets. Throughout his career, he has acquired a diverse range of skills and accomplishments spanning various fields, such as internet services, digital transformation, digital media software, IoT, SaaS, marketplaces, corporate development, strategic advisory, and venture capital, among others. He holds a degree in Logistics and Business Administration from Stuttgart University.

Koen Peters, Vice President, Medical Segment. Koen Peters, the representative of GLoMAICo BV, has served as the Vice President of our Medical business unit since January 2025. In this role, Mr. Peters oversees global operations, R&D, sales, and marketing activities, driving sustainable growth and performance for the Medical business unit. Before joining Materialise, Mr. Peters spent 18 years at Eli Lilly & Company from 2006 to 2024, where he held various global, regional and affiliate leadership positions across Japan, Germany, the United States, Belgium, and the Netherlands. He has extensive expertise in the healthcare industry, including pharmaceutical product launches, strategic marketing, product life cycle management, alliance management, and commercial execution in therapeutic areas such as diabetes, obesity, cardiometabolic, and immunology. Earlier in his career, Mr. Peters gained significant experience in the technology sector, working at Alcatel Bell (now Nokia) and Scanfil. Mr. Peters holds an MSc in Business Engineering from Hasselt University and an MBA from INSEAD (Fontainebleau/Singapore).

Family Relationships

Wilfried Vancraen and Hilde Ingelaere are spouses. Sander Vancraen is the son of Wilfried Vancraen and Hilde Ingelaere. No other family relationship exists between any members of our board of directors or the Executive Committee.

B.	Compensation

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. During the year ended December 31, 2025, only the directorships of Mr. De Lille, Mr. Ingels, Mr. Luyten, Ms. Verplancke, Mr. Sander Vancraen, Mr. Hammes, Ms. Mannekens and Mr. Leys were remunerated. The directorships of Mr. Wilfried Vancraen, and Ms. Ingelaere were not remunerated because these individuals were remunerated in their capacity as senior management.

During the year ended December 31, 2025, the compensation payable to the non-executive Board members was € 5,075 per quarter. For Mr. Luyten and Mr. Ingels, in their capacity as members of the Audit Committee, the quarterly compensation was € 6,525. For Ms. Verplancke and Mr. Leys, in their capacity as members of the Remuneration and Nomination Committee, the quarterly compensation was € 6,525 (for every Remuneration and Nomination Committee meetings that they physically attended) or € 5,800 (for Remuneration and Nomination Committee meetings through conference call, lasting more than one hour).

In his capacity as Chairman of the Audit Committee, a quarterly compensation of € 7,245 was paid to Mr. De Lille.

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

Compensation of Senior Management and Executive Committee

In 2025, the aggregate total gross compensation of our senior management amounted to € 3.2 million, which included base salary, bonus payments, company car allowance and other benefits. This amount also includes the compensation for the members of the Executive Committee. During 2025, the directorships of Mr. Wilfried Vancraen, and Ms. Ingelaere were not remunerated.

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

Board of Directors Practices

Decisions are generally made by our board of directors as a whole. The chairperson, or in his or her absence, the vice chairperson (if appointed) or the eldest of the present directors, chairs the meetings of our board of directors.

Our board of directors is vested with the power to perform all acts that are necessary or useful for our purpose, except for those actions that are specifically reserved by law or the articles of association to our shareholders’ meeting. Decisions on certain matters may be delegated to committees of our board of directors or to the Executive Committee to the extent permitted by law and our restated articles of association. The Executive Committee is supervised by our board of directors. The exclusive powers and responsibilities of the board of directors include:

●	To approve our strategy (including its risk appetite), as recommended by the Chief Executive Officer and upon proposal from the Executive Committee and to oversee our principal objectives;
●	To appoint and dismiss and determine the powers and responsibilities of the Chief Executive Officer and to appoint and remove the corporate secretary;
●	To satisfy itself that there is a succession plan in place for the Chief Executive Officer and the other members of the Executive Committee, and review this plan periodically;
●	To choose the structure of the Executive Committee and supervise and evaluate the performance of the Executive Committee and review the realization of our medium and long-term strategy;
●	To appoint and dismiss members of the committees of the board and to appoint and dismiss the chairpersons of all committees of the board;
●	To ensure that processes are in place for orderly and timely succession of board members;
●	To monitor and review the effectiveness of the board and its committees as well as to assess the interactions of the board with management;
●	To propose director candidates for approval by the shareholders’ meeting, upon recommendation of the Remuneration and Nomination Committee and to determine the selection criteria for the directors;

●	To assume ultimate responsibility for the oversight of our activities and performance (including in the area of sustainability) and our ocmpliance with laws and regulations and to monitor the internal control and risk management function in collaboration with the Audit Committee and work with the Audit Committee to ensure that the Executive Committee develops appropriate, adequate and cost-effective internal control and risk management mechanisms;
●	To review, evaluate and approve our budget and forecasts;
●	To review, evaluate and approve our financial and operating results, including the annual, six-monthly, and if required quarterly, financial and consolidated statements, examine the financial position of any of our subsidiaries if needed, and present at the shareholders’ meeting a clear and complete evaluation of our financial condition as prepared by the Chief Executive Officer;
●	To review and approve all significant judgments concerning the application of IFRS in the preparation of our financial statements upon the recommendation of the Audit Committee;
●	To convene the shareholders’ meetings and determine any resolutions to be submitted for approval, including, among other matters, resolutions relating to the allocation of annual corporate financial restuls, and requests to discharge the board;
●	To establish our policy with respect to corporate communications, it being understood that communication on our behalf to the outside world (after board approval) is reserved to the chairperson and the Chief Executive Officer, with the right of delegation; our policy will ensure the integrity and timely disclosure of our financial statements and other material information;
●	To approve a code of conduct (or several activity-specific codes of conduct), setting out the expectations for our leadership and employees in terms of responsible and ethical behavior, and to monitor compliance with such code of conduct at least on an annual basis.

The powers and responsibilities, following the advice of the Chief Executive Officer, furthermore include:

●	To appoint and dismiss the members of the Executive Committee other than the Chief Executive Officer, and to appoint and dismiss managers of foreign offices;
●	To approve the annual budget and investment plans, and approve the annual plan for capital expenditure, and to approve all non-planned capital expenditure exceeding €1,000,000 in the aggregate;
●	To approve finance transactions and financial commitments and related guarantees, which are not intra-group transactions or working capital facilities;
●	To approve the opening, closing or transfer of subsidiaries, facilities, registered offices, operating sites, or business lines, and approve the entry into any new geographical market;
●	To approve capital contributions, acquisitions (M&A) and divestments, and to approve any financial investments (shares, bonds, other financial assets);
●	To approve divestiture of intellectual property rights, and to approve exclusive rights to third parties with a material impact on the operations of a business segment;
●	To approve acquisitions, divestitutres, transfers or mortgaging of rights in real property, or long-term leases;
●	To approve procurement and supply contracts which exceed €3,000,000 in the aggregate in value, in any year; and
●	To approve sales contracts or partnerships which exceed €3,000,000 in the aggregate in value, in any year.

As from January 1, 2024, our board of directors entrusted the daily management of the company to De Vet Management BV, represented by Brigitte de Vet-Veithen, our Chief Executive Officer, in conformity with article 7:121 of the Belgian Companies and Associations Code. Until December 31, 2023, this position was held by Wilfried Vancraen.

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

Audit Committee

The Audit Committee consists of three (non-executive) members: A Tre C BV (permanently represented by Johan De Lille) (chairman), Jürgen Ingels and Marleen Mannekens. Marleen Mannekens qualifies as independent under Belgian law as well as Rule 10A-3 of the Exchange Act and the applicable rules of the Nasdaq Stock Market, and Johan De Lille, Jürgen Ingels and Marleen Mannekens each qualify as an “expert in accounting and audit” as defined under Belgian law and as an “audit committee financial expert” as defined under the Exchange Act.

Our Audit Committee assists our board of directors in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our consolidated financial statements, and reports the results of its activities to our board of directors. The policies and procedures of the Audit Committee shall remain flexible to allow it to respond in a timely way to the needs of a professional environment in constant change.

In particular, the responsibilities of our Audit Committee include:

●	External auditors: the overseeing of the nomination, compensation, retention, and work of the external auditors, who report directly to our Audit Committee. It pre-approves all audit and permitted non-audit services and may delegate pre-approval to designated members with subsequent reporting. At least annually, our Audit Committee reviews the independence, qualifications, and quality control procedures of the external auditors, including partner rotation and any relationships that could affect objectivity. Our Audit Committee takes appropriate action to ensure the external auditors’ independence and compliance with applicable laws and regulations.
●	Financial statements and annual audit: Our Audit Committee meets with management and the external auditors to review the scope, staffing, and results of the annual audit, significant accounting judgments, internal controls, off-balance sheet arrangements, and the impact of regulatory and accounting initiatives. It reviews and discusses the annual and interim financial statements, including key disclosures and the results of the audit, as well as any significant audit issues, difficulties, or disagreements with management. Our Audit Committee ensures the external auditors have communicated required matters under applicable auditing standards and confirms their independence. Based on these reviews, our Audit Committee may recommend to our board of directors that the audited financial sttements be included in our annual report.
●	Internal control over financial reporting: Our Audit Committee reviews management’s assessment of the effectiveness of internal controls, discusses any material weknesses or significant deficiencies and remediation plans, evaluates related disclosures, and consults with the external auditors on their assessment. It also oversees management’s process for certifications under Section 302 of the Sarbanes-Oxley Act of 2002 and any material changes in internal controls.
●	Internal audit: Our Audit Committee recommends the appointment or replacement of the internal auditor and periodically meets with the internal auditor to review responsibilities, staffing, significant reports, and management’s responses.
●	Other powers and responsibilities: Our Audit Committee reviews earnings releases, financial guidance, and correspondence with regulators, as well as legal matters that could materially affect the financial statements. Our Audit Committee oversees procedures for employee reporting of accounting or auditing concerns, investigates submissions, and reports periodically to the board. At least annually, the Audit Committee evaluates its own performance and reviews the Audit Committee charter, recommending changes to the board as appropriate.

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

Remuneration and Nomination Committee

Our Remuneration and Nomination Committee consists of three (non-executive) members: Peter Leys (chairman), Bart Luyten and Lieve Verplancke. Bart Luyten and Lieve Verplancke each qualify as independent under Belgian law as well as Rule 10A-3 of the Exchange Act and the applicable rules of the Nasdaq Stock Market.

Our Remuneration and Nomination Committee meets at least twice a year and whenever necessary or desirable to achieve its duties and responsibilities.

Our Remuneration and Nomination Committee recommends the level of remuneration for directors and Executive Committee members, sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of our board committees (including the mix of base salary, short-term, long-term incentive compensation and severance payments), and the rules for reimbursement of directors’ business-related out-of-pocket expenses. Our Remuneration and Nomination Committee makes proposals to the board on the annual review of the Executive Committee’s performance and on the realization of our strategy against agreed performance measures and targets. Our Remuneration and Nomination Committee prepares our remuneration report and explains it at the shareholders’ meeting.

Our Remuneration and Nomination Committee also guides our board of directors on selecting the best possible leaders for our company, identifies qualified people, safeguards the number of independent directors and recommends any director candidates for nomination by the board and appointment by our shareholders’ meeting. The Remuneration and Nomination Committee ensures that sufficient and regular attention is paid to the succession of executives and that appropriate talent development programs and programs to promote diversity in leadership are in place.

The recommendations of our Remuneration and Nomination Committee are subject to approval by our board of directors and if required by law, subsequently, by our shareholders’ meeting.

Our Remuneration and Nomination Committee ensures that directors align with our vision. All active and prospective directors are expected to embody and uphold the key principles of innovation, long-term success, partnership mindset and commitment to strong succession.

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

	At December 31,
	2025	2024	2023
Total	2,556	2,514	2,437
Segments:
Materialise Software	275	281	293
Materialise Medical	1,134	1,029	928
Materialise Manufacturing	729	772	784
Additional staff	418	432	432

We currently do not have a workers’ council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

E.Share Ownership

The following table sets forth information relating to beneficial ownership of our ordinary shares, for each member of our board of directors and senior management as of April 1st, 2026.

	Ordinary Shares Beneficially
	Owned as of 1 April 2026
Name of beneficial owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	34,328,164	58.12
Peter Leys(4)	320,459	*
A Tre C CVOA, represented by Johan De Lille(5)	—	—
Sander Vancraen	—	—
Jürgen Ingels	—	—
Marleen Mannekens	—	—
Lieve Verplancke	—	—
Hilde Ingelaere(3)	34,328,164	58.12
Bart Luyten	—	—
Volker Hammes	6,000	*
Johan Pauwels(6)	151,545	*
Bart Van der Schueren	143,346	*
Jurgen Laudus	45,145	*
Carla Van Steenbergen	75,086	*
Brigitte de Vet-Veithen	27,793	*
Koen Berges	3,280	*
Koen Peters	—	—
Udo Eberlein	—	—
*	Less than 1%
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 1st, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	Consists of (i) 110,545 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 110,545 ordinary shares and 27,135 ADSs held by Ms. Ingelaere, (iii) 34,002,804 ordinary shares jointly held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (maatschap) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (iv) 50,000 ADSs jointly held (directly) by Mr. Vancraen and Ms. Ingelaere.
(4)	Consists of 320,459 ADSs and ordinary shares held by Peter Leys. 307,419 of these ADSs and ordinary shares are subject to shared voting and investment power and are owned by: (i) Mountain View (maatschap) holds 75,000 ADS and 101,781 ordinary shares, (ii) Riverside (maatschap) holds 22,862 ADSs and (iii) Els Kindt, the spouse of Peter Leys, holds 4,215 ADS and 103,561 ordinary shares. Both Mountain View and Riverside are jointly controlled by Peter Leys and Els Kindt.
(5)	The address for A Tre C BV is Timmermansstraat 32, 8340 Damme, Belgium.
(6)	Consists of (i) 30,545 ordinary shares held by Mr. Pauwels and Ms. Van Muylder, (ii) 121,000 ordinary shares held by Sorelle, a civil partnership that is controlled and managed by Mr. Pauwels and Ms. Van Muylder.

Considering the double voting rights that attach to fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years, members of our board of directors and senior management have 73.40% of the voting rights as of April 1, 2026.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of April 1st, 2026, for each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares:

	Ordinary Shares Beneficially
	Owned as of April 1st, 2026
Name of Beneficial Owner(1)	Number(2)	Percent(2)
Wilfried Vancraen(3)	34,328,164	58.12
Hilde Ingelaere(3)	34,328,164	58.12

(1)Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.

(2)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 1st, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(3)

Consists of (i) 110,545 ordinary shares and 27,135 ADSs held by Mr. Vancraen, (ii) 110,545 ordinary shares and 27,135 ADSs held by Ms. Ingelaere and (iii) 34,002,804 held by Mr. Vancraen and Ms. Ingelaere through Idem, a partnership (maatschap) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, and (iv) 50,000 ADSs jointly held (directly) by Mr. Vancraen and Ms. Ingelaere.

None of our shareholders have different voting rights from other shareholders, except that (i) fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years carry double voting rights (meaning that such ordinary shares are entitled to two votes per share) and (ii) as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. Considering the double voting rights that attach to fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years, Mr. Vancraen and Ms. Ingelaere have 72.27% of the voting rights as of April 1, 2026. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of April 1, 2026, there were 30 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of April 1, 2026, 54.0% of our outstanding ordinary shares were held directly by 30 holders of record, and we believe that at least 23 of such shareholders (representing 54.0% of our outstanding ordinary shares), are residents of Belgium. As of April 1, 2026, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 46.0% of our outstanding ordinary shares were held in the United States by one holder of record, the Bank of New York Mellon, depositary of the ADSs. At such date, there were outstanding 27,162,910 ADSs, each representing one of our ordinary shares, and in the aggregate representing approximately 46.0% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holder whose shares may be held in trust by other entities.

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

Ailanthus NV had granted us a loan at a fixed interest rate of 4.23% that matured in 2025. The purpose of the loan was to finance the purchase of a building in France. Prior to the Merger, Ailanthus NV was demerged into Lunebeke NV, a newly incorporated company. All of Ailanthus NV’s assets and liabilities were transferred to Lunebeke NV, with the exception of (i) the ordinary shares of our company held by Ailanthus NV and (ii) the corresponding accounting equity components. As such, the loan granted by Ailanthus NV was also transferred from Ailanthus NV to Lunebeke NV. For additional information about the loan, see Note 15 to our audited consolidated financial statements.

We used to rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who were visiting our headquarters in Leuven. This activity was also transferred from Ailanthus NV to Lunebeke NV as a result of Ailanthus’s demerger. In 2025, we incurred K€314 of rent expense to Lunebeke NV.

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

All of the shares represented by the ADSs and the shares listed on Euronext Brussels have the same dividend rights as all of our other outstanding shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a shareholders’ meeting, although our board of directors may declare interim dividends without shareholder approval.

Dividends may only be distributed if, following the declaration and payment of the dividends, the amount of the Company’s net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements prepared in accordance with Belgian GAAP (i.e. the amount of the assets, decreased with provisions, liabilities, and any non-amortized costs of incorporation and expansion and for research and development) does not fall below the amount of the paid-up share capital (or, if higher, the called-for share capital) increased with the amount of non-distributable reserves as of that date. Interim dividends may furthermore only be distributed subject to the restrictions set out under Belgian law.

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

B.Significant Changes

None.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Price History

The ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Select Market under the symbol “MTLS” since June 25, 2014. Prior to that date, there was no public trading market for ADSs or our ordinary shares. On November 20, 2025, we also admitted our ordinary shares to trading on Euronext Brussels under the symbol “MTLS”.

B.Plan of Distribution

Not applicable.

C.Markets

The ADSs have been listed on the Nasdaq Global Select Market under the symbol “MTLS” since June 25, 2014. Additionally, our ordinary shares were admitted to trading on Euronext Brussels under the symbol “MTLS” on November 20, 2025.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The information called for by this item is reported in Exhibit 2.3 (Description of Securities) to this annual report, which exhibit is incorporated herein by reference, and is supplemented by the following additional information related to changes in our share capital. The share capital of Materialise NV was increased following the exercise of warrants previously issued under our 2007 Warrant Plan on November 27, 2014, with € 4,336.77 (excluding an issuance premium of € 69,359.23) against the issuance of 75,200 new ordinary shares.

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

On April 16, 2020, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2015 Warrant Plan by € 1.254,32 (excluding an issuance premium of € 139,033.18) against the issuance of 21,750 new ordinary shares.

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

On May 5, 2021, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2015 Warrant Plan by € 102.09 (excluding an issuance premium of € 8,605.41) against the issuance of 1,350 new ordinary shares.

On June 9, 2021, the board of directors decided to increase the share capital of Materialise NV, which capital increase was confirmed on June 14, 2021 and July 6, 2021, by € 320,000.00 (excluding an issuance premium of € 78,484,793.95) and € 48,000.00 (excluding an issuance premium of € 11,772,719.09), respectively, against the issuance of 4,000,000 and 600,000 new ordinary shares, respectively.

On November 23, 2021, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2014 Warrant Plan and the 2015 Warrant Plan by € 13,655.81 (excluding an issuance premium of 1,570,065.03) and € 8,595.46 (excluding an issuance premium of € 721,222.04) against the issuance of 179.764 and 113,150 new ordinary shares, respectively.

On December 28, 2022, the board of directors increased the share capital of Materialise NV following the exercise of warrants previously issued under the 2014 Warrant Plan and the 2015 Warrant Plan by € 65.71 (excluding an issuance premium of 7,554.94) and € 212.70 (excluding an issuance premium of € 17,847.30) against the issuance of 865 and 2,800 new ordinary shares, respectively.

On October 25, 2023, the board of directors adopted a new Warrant Plan, our 2023 Warrant Plan, and issued 500,000 warrants, which warrants are exercisable for 500,000 new ordinary shares.

On June 3rd 2025, the extraordinary general meeting of shareholders decided to renew the authorisation to the Board of Directors to increase the share capital on one or more occasions and amend the date of the annual general meeting by amending articles 6 and 25 of the articles of association.

On November 14th, 2025, in connection with public listing of Materialise NV on Euronext Brussels, the extraordinary general meeting of shareholders decided to amend the articles of association by adopting a new text that includes, among others, the introduction of double voting rights for certain shares and an authorization to the board of directors for potential buyback programs.

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

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisors regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws, double tax treaties and regulatory interpretation thereof.

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

Belgian Dividend Withholding Tax

As a general rule, a Belgian dividend withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or double tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form. A reimbursement of paid-up capital made in accordance with the Belgian Code of Companies and Associations is in principle partially considered to be a dividend distribution from a Belgian tax perspective stemming from the existing taxed reserves (irrespective whether incorporated into the capital or not) and/or the tax-free reserves incorporated into the capital. The proportion of the deemed dividend distribution for tax purposes is determined on the basis of the ratio between (A) the sum of (i) certain taxed reserves and (ii) tax-free reserves incorporated into the capital on the one hand and (B) the aggregate of such reserves and the fiscal paid-up capital on the other hand. In principle, fiscal paid-up capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

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

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, i.e. 30% (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Double Tax Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the SME Centre for Specific Matters, Team 6, Koning Albert II Ave. 33, box 518, 1030 Brussels, Belgium or online on the website of the Belgian tax authorities. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend is attributed. U.S. holders should consult their own tax advisors in Belgium as to whether they qualify for reduction in Belgian withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced Belgian withholding tax upon the payment of dividends or for making claims for reimbursement.

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

Finally, a dividend withholding tax exemption is available, pursuant to Belgian tax law, to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that at the date of payment or attribution of the dividend it holds a participation in our company representing less than 10% of our share capital but the acquisition value of which is at least € 2.5 million which (unless the shareholder is a Small Company for Belgian tax purposes) qualifies as “fixed financial asset” (“financiële vaste activa”) (the condition relating to the qualification as “fixed financial asset” applies to dividends distributed as of the publication date of this measure in the Belgian Official Gazette, i.e. July 9, 2025, and is assessed at the time of attribution or payment of the dividend) and provided that certain other conditions are met, i.e., that (i) this holding is held or will be held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime, and (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated 30 November 2011 (2011/96/EU) as amended by the directive of 8 July 2014 (2014/86/EU). This reduced withholding tax will apply only if and to the extent that the ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to above and subject to certain procedural formalities.

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

The Belgian federal government has agreed to introduce a capital gains tax on financial assets (such as shares) for capital gains realized as from 1 January 2026 (the “New Capital Gains Tax”). This New Capital Gains Tax would only apply to capital gains accrued as from 1 January 2026 (i.e. historical capital gains accrued until 31 December 2025 would not be subject to this new tax). This will result in a general capital gains tax rate of 10% on realized capital gains in the hands of private individual shareholders. Taxpayers will be entitled to an annual exemption of, in principle, € 10,000, with a carry-forward mechanism of up to € 1,000 per unused amount per year, capped at a cumulative maximum of € 15,000. Capital gains exceeding the exemption threshold will be subject to 10%. A specific regime will apply to so-called “substantial participations” (i.e. shareholdings of at least 20% per private individual). Under this regime, capital gains on qualifying participations will be exempt up to € 1 million, with the excess of capital gains subject to progressive rates of 1.25%, 2.5%, 5% and 10%. The New Capital Gains Tax remains subject to change following ongoing budgetary discussions by the Belgian federal government and will have to be adopted by the Belgian parliament prior to coming into effect, which is not certain. In this respect, the New Capital Gains Tax has not yet been published in the Belgian Official Gazette by end of 2025, but it remains expected that, once adopted, it will apply to capital gains realized as from 1 January 2026.

However, the New Capital Gains Tax would in principle not apply to Belgian non-residents, unless the shares are held as part of a business conducted in Belgium through a fixed base in Belgium or a Permanent Establishment (PE).

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

Belgian Annual Tax on Securities Accounts

An annual tax on securities accounts is due on securities accounts held through an intermediary if the average value of the taxable financial instruments held on this securities account exceeds € 1 million during a reference period of 12 consecutive months.

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

The tax must in principle be declared and paid by the Belgian resident intermediary with whom the securities account is held. If a securities account is held with a non-resident intermediary, the holder of the securities account itself is responsible for the declaration and the payment of the annual tax on securities accounts. Alternatively, the foreign intermediary could also voluntarily appoint a recognized responsible representative in Belgium to declare and pay the tax.

Applicable as of July 29, 2025, a new specific anti-abuse rule (SAAR) in relation to the annual tax on securities accounts was introduced. The SAAR introduces a presumption of abuse in case of (i) a conversion of financial instruments registered in a securities account into similar instruments that are not registered in such an account (e.g. dematerialized securities into registered securities), if before the conversion the total value of the taxable financial instruments in the account exceeded € 1,000,000, and (ii) a transfer of securities from one securities account to one or more other securities account(s), if before such transfer the total value of taxable instruments in the account exceeded € 1,000,000 and provided that (a) the securities account holders of the accounts involved are the same, or (b) the transferring account holder is a joint holder of the receiving account. The application of the SAAR may be refuted if it is demonstrated that the transaction is mainly justified by a motive other than the avoidance of the annual tax on securities accounts. In addition, any conversion or transfer of securities accounts must be notified by a Belgian intermediary (or a representative or the securities holder himself) to the Belgian tax authorities.

In case of non-declaration, late, inaccurate or incomplete declaration, as well as non-payment or late payment, a penalty varying from 10% to 200% of the tax due can be imposed. Every holder of the securities account is jointly and severally liable to pay these penalties.

In recent negotiations of the federal government in Belgium, it was agreed to increase the tax rate from 0.15% to 0.30%. Prospective Holders should consult their own tax advisors as to whether they are subject to the annual tax on securities accounts and to follow up on developments in tax law.

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

In its work program for 2026, the European Commission indicated that it intends to withdraw the FTT proposal.

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

Distributions by Us

Subject to the application of the PFIC rules discussed below, the U.S. dollar value of distributions paid by us (including the amount of any taxes withheld) out of its earnings and profits, as determined under U.S. federal income tax principles, will be subject to tax as foreign source ordinary dividend income and will be includible in your gross income upon receipt by the Depositary. However, we do not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by us with respect to ordinary shares or ADSs will constitute ordinary dividend income (if the required holding period is met). Subject to applicable limitations, so long as the ADSs are regularly traded on the Nasdaq Global Select Market, we expect that dividends paid by us will be classified as “qualified dividend income” generally subject to tax at lower rates than other items of ordinary income when received by individuals and other non-corporate U.S. holders. Any dividends we pay with respect to the ADSs or ordinary shares will constitute foreign source income for foreign tax credit purposes.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for the tax year ended December 31, 2024, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2025, or for the foreseeable future. However, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2024 or in any subsequent taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.

A non-U.S. corporation is a PFIC in any taxable year in which, after taking into account certain look-through rules, either (i) at least 75% of its gross income is passive income (“Income Test”) or (ii) at least 50% of the average value (determined on a quarterly basis) of its assets is attributable to assets that produce or are held to produce passive income (“Asset Test”). Passive income generally includes dividends, interest, rents, royalties, annuities, gross income from certain commodities transactions, foreign currency gains, and capital gains. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. The same general look-through rule applies when a foreign corporation owns at least 25% by value of the partnership (a look-through partnership) - the foreign corporation is treated as owning its share of the partnership’s assets and deriving its share of the partnership’s income, characterized as passive or active at the partnership level. In the case the foreign corporation satisfies an “active partner” test, the foreign corporation may treat less-than-25% owned partnerships as look-through partnerships, unless the foreign corporation elects otherwise. Although the determination of whether a non-U.S. corporation is a PFIC for a given taxable year is based on its income and assets for that taxable year, as determined under the PFIC rules, once a non-U.S. corporation is a PFIC for any taxable year, it generally remains a PFIC for any investors that owned interests in all or a portion of such taxable year even if it would not otherwise qualify as a PFIC in later taxable years. We do not undertake to monitor our PFIC status on an ongoing basis.

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

Medicare Tax

Certain U.S. holders who are individuals, estates and trusts will be required to pay an additional 3.8% tax on some or all their “net investment income,” which generally includes its dividend income and net gains from the disposition of the ADSs. Generally foreign taxes cannot offset this tax, however, the law is unsettled as it relates the ability to credit the foreign taxes under certain U.S. Income Tax Treaties. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax and foreign tax credits on their particular situation.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F are due within four months after each fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and our directors, senior management and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 (b) and the short-sale restrictions of Section 16(c) of the Exchange Act.

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

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be subject to a substantially higher inflation than in the Eurozone. In the years ended December 31, 2025, 2024 and 2023, 32%, 36%, and 34% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income. We primarily have exposure to the U.S. dollar, British pound, Japanese yen and Brazilian real as foreign currency.

If the U.S. dollar (rate for €1) would have appreciated by 10%, the operating result would have been € 0.5 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been € 0.4 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.

To limit the exposure to foreign currency rate fluctuations on the U.S. dollar and the PLN, we have entered into currency rate swaps. As of December 31, 2025, we had hedge agreements in place for $8.1 million and PLN 2.0 million, all maturing before year-end 2026. Refer to note 20 to our consolidated financial statements for the related fair value of these derivatives.

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

Liquidity Risk

The liquidity risk is that we may not have sufficient cash to meet our payment obligations. This risk is countered by day-by-day liquidity management at corporate level. We have historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. At December 31, 2025, we had cash and cash equivalents of € 133.9 million, while € 10.3 million of our € 63.1 million gross debt was short term. At December 31, 2025, we had an undrawn amount of € 15 million under our line of credit of € 50 million, as more fully described in Note 15 to our consolidated financial statements.

Capital Management

The primary objective of our capital management strategy is to ensure we maintain healthy capital ratios to support our business and maximize shareholder value. Capital is defined as our shareholders’ equity.

We consistently review our capital structure and make adjustments in light of changing economic conditions. We made no changes to our capital management objectives, policies or processes during the years ended December 31, 2025, 2024 and 2023.

On November 20, 2025 the Group successfully completed an additional listing of its ordinary shares on Euronext Brussels to complement the existing Nasdaq listing of its American depositary shares (ADSs) representing ordinary shares. A listing on Euronext Brussels may give the company access to additional capital in the future if needed, and is intended to create additional liquidity options for shareholders of the Company. In addition, a listing on Euronext Brussels provides the Group with enhanced operational flexibility, including the option to initiate ADS and/or share buyback programs. No shares were offered and no capital was raised in connection with the Euronext Brussels listing.

On November 14, 2025 the Company’s general shareholder’s meeting adopted a resolution authorizing the Board of Directors to effectively initiate an ADS and/or share buy back program for a total amount of up to € 30.0 million. Repurchases were expected to be initiated by no later than January 2026 and executed within 12 months following initiation. The Company’s current intention is to hold any ADSs acquired (or underlying shares) in treasury. The Company may in the future use these as a consideration for mergers and acquisitions, and/or otherwise dispose of those ADSs or shares, including for potential share delivery commitments under future equity incentive plans. By December 31, 2025 a mandate had been signed with an independent US financial intermediary to execute ADS repurchases on Nasdaq for a total amount of up to the USD equivalent of € 30.0 million, but no actual transactions had taken place yet. For information regarding repurchase activity under the share buy back program subsequent to December 31, 2025, see Note 27 to the audited consolidated financial statements.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2025, that our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the Internal Control-Integrated Framework, 2013 (the “COSO 2013 Framework”).

Based on its assessment, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our internal control over financial reporting was effective as of December 31, 2025.

c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States), as stated in their report which is included in Item 18 “Financial Statements” in this Annual Report.

d)	Changes in Internal Control over Financial Reporting

During 2025, the Group further completed the migration, which started already in prior years, from legacy information systems to new information systems for several of the Group’s components. The new information systems were implemented in order to improve order intake, customer invoicing and accounting processes. This migration has had a material impact on our internal control over financial reporting.

Following the identification of material weaknesses in internal control over financial reporting identified in Management’s Annual Report as at December 31, 2024, we implemented a remediation plan which included in particular:

●	The design and implementation of appropriate controls to remediate the identified risks with regard to our revenue process; particularly in the the areas of segregation of duties and information used to operate certain internal controls over financial reporting, ranging from more restrictive system setup to additional periodic transaction reviews.
●	Reinforcement of our risk assessment processes applied in relation to changes that could significantly impact our system of internal control through closer involvement of compliance functions in the design and implementation of new system functionalities that could significantly impact the system of internal controls over financial reporting.
●	Reinforcement of our compliance functions with adequately skilled resources to assist in our risk assessment and monitoring processes through improved trainings, and by assigning control operators in support of control owners, by engaging external assistance for internal audit testing campaigns and by the recruitment of an additional senior profile Internal Auditor.

Through the executed remediation plan, the material weaknesses identified at December 31, 2024 have been fully remediated as of December 31, 2025.

Other than as discussed above, management is of the opinion that there were no other changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are resonably likely to affect our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of the members of our audit committee, Johan De Lille, Jürgen Ingels and Marleen Mannekens, is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act and is independent under Rule 10A-3 under the Exchange Act.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL (PCAOB ID No. 1050, with registered address at Luchthaven Brussel Nationaal 1K, 1930 Zaventem, Belgium) acted as our independent auditor for the fiscal years ended 31 December 2025, 2024, and 2023. The following table sets forth by category of service the total fees for services provided by KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL and its affiliates to us during 2025 and 2024.

	For the year ended December 31
in 000€	2025	2024
Audit Fees	1,295	1,212
Audit-Related Fees	128	8
All Other Fees	—	—
Total	1,423	1,220

Audit Fees

Audit fees consist of the aggregate fees billed in connection with the audit of our annual consolidated and statutory financial statements and internal controls.

Audit-Related Fees

Audit-related fees are fees for services that are traditionally performed by the independent accountants and in the table above primarily related to the prospectus for the Euronext Brussels listing, CSRD report, and the quarterly attestation reports for EIB.

All Other Fees

No non-audit related fees were paid to KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL or its affiliates for the fiscal years ended December 31, 2025 and 2024.

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

All audit fees, audit related fees and tax fees for the fiscal years ended December 31, 2025 and 2024 were pre-approved under the pre-approval policies of the Audit Committee.

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

ITEM 16G.CORPORATE GOVERNANCE

The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The application of such exceptions requires that we disclose each noncompliance with the Nasdaq Stock Market Listing Rules and describe the Belgian corporate governance practices we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard. We follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

●	Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33% or 1/3 of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters.
●	Independent Director Majority on Board/Meetings. Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. Under Belgian law applicable to listed companies and the Belgian Corporate Governance Code, our board of directors is required to include independent directors. Our restated articles of association provide that our board of directors must be comprised of at least seven and no more than 11 directors, of which at least three directors must be independent directors under Belgian law. The Belgian law definition of independence differs from the definition of independence under the Nasdaq Stock Market Listing Rules. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors.
●	Director Nominations/Remuneration and Nomination Committee Composition. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. As a Belgian listed company, we are subject to Article 7:100 of the Belgian Code of Companies and Associations and the relevant provisions of the Belgian Corporate Governance Code, which require the establishment of a remuneration committee and impose specific requirements regarding its composition and functioning. Belgian law does not require a separate nominations committee, and permits a combined remuneration and nomination committee. Our board of directors has set up and appointed a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee is currently comprised of three non-executive directors, two of whom qualify as independent under both Belgian law and the Nasdaq Stock Market Listing Rules. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.
●	Shareholder Approval of Equity Compensation Plans. Nasdaq Stock Market Listing Rule 5635(c) requires shareholder approval prior to the issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants. In lieu of the Nasdaq Stock Market Listing Rule 5635(c), we have historically followed Belgian law regarding the issuance of shares or securities in connection with the remuneration of the directors and/or the employees of a Belgian company. For example, on October 25, 2023 our board of directors adopted our 2023 Warrant Plan and issued 500,000 warrants, which warrants are exercisble for 500,000 new ordinary shares.

Under Belgian company law, a Belgian company may issue shares or grant rights to acquire shares pursuant to a resolution of the general meeting of shareholders or, within certain limits, pursuant to a resolution of the board of directors if so authorized by the shareholders’ meeting (the so-called authorized capital). By resolution of our extraordinary shareholders’ meeting of June 3, 2025, our shareholders renewed and granted the board of directors an authorization, for a period of five years as from June 16, 2025, to issue shares in the framework of authorized capital and to increase the share capital in one or more times by a maximum amount of € 4,487,050.49 (excluding issue premium). As of the date of this annual report, the board of directors has not yet used this authorization.

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

●	Double Voting Rights. As described in more detail in “Item 10. Additional Information. B. Memorandum and Articles of Association,” on November 14, 2025, in connection with the listng of our ordinary shares on Euronext Brussels, the extraordinary general meeting of shareholders decided to amend our articles of association to introduce double voting rights for certain ordinary shares. In particular, our restated articles of association provide that fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years carry double voting rights (meaning that such ordinary shares are entitled to two votes per share). Pursuant to the home country exemption set forth under Nasdaq Stock Market Listing Rule 5640, in establishing these double voting rights, we elected to be exempt from the requirement under Nasdaq Stock Market Listing Rule 5640, which provides that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.

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

The foregoing description of our insider trading policy and procedures does not purport to be complete and is qualified in its entirety by the terms and conditions of our insider trading policy, a copy of which is attached hereto as Exhibit 11.1 and is incorporated herein by reference.

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

Risk Management and Strategy

As one of the critical elements of our overall corporate risk management approach, the information security program is focused on the following key areas:

●	Governance: As discussed in more detail under the heading “Governance,” our board of directors’ oversight of cybersecurity risk management is supported by our Executive Committee which consists of eight members. The Executive Committee is also supported by our Governance Bureau, which consists of our Chief Executive Officer, Chief Operating Officer, and the Director of Internal Audit, and regularly invites the Chief Information Security Officer and other members executive management to closely follow up on open cybersecurity risks.
●	Defense in depth: We have implemented a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.
●	Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems and online environments from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.
●	Incident Response and Recovery Planning: We have established and we maintain incident response procedures and recovery plans to ensure our ability to timely respond to and recover from a cybersecurity incident. These procedures and plans are tested and evaluated on a regular basis. Cybersecurity incidents are assessed and handled according to risk-based priority levels.
●	Third Party Risk Management: We maintain a comprehensive risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and third-party systems that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.
●	Education and Awareness: Materialise provides continual training and awareness for personnel regarding cybersecurity threats to equip personnel with effective tools to address those threats, and to communicate evolving information security policies, standards, processes, and practices.

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

Although we are subject to ongoing and evolving cybersecurity threats, we are not aware of any material risks from cybersecurity threats in 2025, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to affect us, including our business strategy, results of operations or financial condition. If we were to experience a material cybersecurity incident in the future, such incident may have a material effect, including on our business strategy, operating results, or financial condition. For more information regarding cybersecurity risks that we face and potential impacts on our business related thereto, see the risk factors disclosures in Item 3 of this Annual Report on Form 20-F titled “We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations,” “A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results”, “We rely on third-party technology, platform, carriers, server and hardware providers and as well as local servers, and a failure of service by these providers or by our local servers could adversely affect our business and reputation” and “We develop and offer online software services through our SaaS and cloud-based software applications where we manage data we receive from our customers, and a cybersecurity breach of these online services could harm our customers and our reputation, expose us to liability, and adversely impact our business, financial condition and results of operations.”

PART III

ITEM 17.FINANCIAL STATEMENTS

Not applicable.

ITEM 18.FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1 of this annual report.

ITEM 19.EXHIBITS

1.1	Restated Articles of Association of Materialise NV (English translation incorporated by reference to Exhibit 99.2 to the Company’s Annual Report on 6-K, furnished to the SEC on November 20, 2025).

2.1

Deposit Agreement, dated as of June 24, 2014, among Materialise NV and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-194982)).

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3*	Description of Securities.

4.1	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015).

4.2	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-212445))

4.3	Form of Warrant Agreement under 2023 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024).

4.4	Warrant Plan 2023 (English translation incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023).

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

Date: April 22, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Materialise NV:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Materialise NV and subsidiaries (the Company) as of December 31, 2025, 2024 and 2023, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over revenue recognition for certain contracted customer arrangements

As discussed in Notes 3 and 22.1 to the consolidated financial statements, the Company recorded €267.6 million of total revenue for the year ended December 31, 2025 a portion of which relates to contracts with multiple performance obligations. These arrangements require management to assess whether performance obligations are distinct in a bundled transaction and recognize revenue when the applicable recognition criteria are met.

We identified the evaluation of the sufficiency of audit evidence over revenue recognition for certain contracted customer arrangements as a critical audit matter. Challenging auditor judgment was required to determine the nature and extent of audit evidence obtained to evaluate the completeness of identified performance obligations within these contracts.

The following are the primary procedures we performed to address this critical audit matter.

–	We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue recognition for certain contracted customer arrangements;
–	We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s revenue recognition process, including controls related to the identification of customer arrangements for IFRS 15 assessment, and over the review and approval of revenue recognition conclusions for contracts and contract modifications;
–	For a selection of customers, we obtained external confirmations of open contracts between the Company and the customer and evaluated the nature of any exceptions identified to assess the completeness of the population of customer arrangements; and
–	We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL

/s/ Tim Vermeiren

We have served as the Company’s auditor since 2020.

Zaventem, Belgium

April 22, 2026

Consolidated income statements

		For the year ended December 31,
in 000€, except per share data	Notes	2025	2024	2023
Revenue	22.1	267,633	266,765	256,127
Cost of sales	22.2	(114,684)	(115,940)	(110,996)
Gross profit		152,949	150,826	145,131
Research and development expenses	22.3	(46,089)	(44,400)	(38,098)
Sales and marketing expenses	22.4	(61,591)	(61,620)	(57,822)
General and administrative expenses	22.5	(40,122)	(39,597)	(37,068)
Net other operating income/(expense)	22.6	3,789	4,223	(6,524)
Operating profit (loss)		8,936	9,432	5,619
Financial expenses	22.8	(5,616)	(2,969)	(3,865)
Financial income	22.9	3,968	7,677	5,019
Profit (loss) before taxes		7,287	14,139	6,772
Income tax benefit/(expense)	22.10	429	(733)	(78)
Net profit (loss) for the year		7,716	13,406	6,695
Net profit (loss) attributable to:
The owners of the parent		7,718	13,436	6,722
Non-controlling interest		(2)	(30)	(27)
Earnings per share attributable to the owners of the parent
Basic	23	0.13	0.23	0.11
Diluted	23	0.13	0.23	0.11

The accompanying notes from page F-12 to page F-77 form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

	For the year ended December 31,
in 000€	2025	2024	2023
Net profit (loss) for the year	7,716	13,406	6,695
Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	1,002	(1,795)	1,255
Exchange differences resulting from net investment in foreign operations	(2,252)	—	—
Items that will not be reclassified to profit or loss
Fair value adjustment through OCI	258	3	(331)
Other comprehensive income/(loss), net of taxes	(992)	(1,792)	924
Total comprehensive income/(loss), net of taxes	6,724	11,615	7,619
Total comprehensive (loss)/ income attributable to:
The owners of the parent	6,719	11,647	7,644
Non-controlling interest	5	(33)	(25)

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2025	2024	2023
Assets
Non-current assets
Goodwill	5	43,161	43,391	43,158
Intangible assets	6	25,639	29,973	31,464
Property, plant & equipment	7	112,854	111,331	95,400
Right-of-use assets	7	5,429	7,719	8,102
Deferred tax assets	22.10	3,971	3,523	2,797
Investments in convertible loans	10	—	3,994	3,744
Other non-current assets	10	5,983	5,893	5,501
Total non-current assets		197,038	205,823	190,166
Current assets
Inventories and contracts in progress	9	14,904	16,992	17,034
Trade receivables	11	54,938	53,052	52,698
Other current assets	10	15,533	18,166	9,160
Cash and cash equivalents	12	133,918	102,304	127,573
Assets held for sale	8	4,314	—	—
Total current assets		223,607	190,514	206,465
Total assets		420,646	396,336	396,630

Consolidated statements of financial position

		As of December 31,
in 000€	Notes	2025	2024	2023
Equity and liabilities
Equity
Share capital	13	4,487	4,487	4,487
Share premium	13	203,895	233,895	233,942
Retained earnings	13	26,548	19,000	5,564
Other reserves	13	20,633	(8,803)	(7,346)
Equity attributable to the owners of the parent		255,562	248,578	236,646
Non-controlling interest	13	(80)	(86)	(53)
Total equity		255,482	248,492	236,594
Non-current liabilities
Loans & borrowings	15	49,726	23,175	33,582
Lease liabilities	15	3,063	5,112	5,333
Deferred tax liabilities	22.10	2,660	3,202	3,725
Deferred income	18	17,344	13,268	10,701
Other non-current liabilities	16	486	910	1,745
Total non-current liabilities		73,280	45,666	55,086
Current liabilities
Loans & borrowings	15	7,759	10,383	22,873
Lease liabilities	15	2,565	2,614	2,610
Trade payables		20,125	23,348	21,196
Tax payables	17	748	1,432	1,777
Deferred income	18	43,523	45,998	40,791
Other current liabilities	19	16,362	18,403	15,703
Liabilities held for sale	8	802	—	—
Total current liabilities		91,884	102,178	104,950
Total equity and liabilities		420,646	396,336	396,630

Consolidated statements of changes in equity

		Attributable to the owners of the parent
							Non-
		Share	Share	Retained	Other		controlling	Total
in 000€	Notes	capital	premium	earnings	reserves	Total	interest	equity
At January 1, 2025		4,487	233,895	19,000	(8,803)	248,578	(86)	248,492
Net profit (loss) for the year		—	—	7,718	—	7,718	(2)	7,716
Other comprehensive income (loss)		—	—	—	(999)	(999)	7	(992)
Total comprehensive income (loss)		—	—	7,718	(999)	6,719	5	6,724
Other movement	13	—	(30,000)	(170)	30,170	—	—	—
Equity-settled share-based payment expense	14	—	—	—	266	266	—	266
At December 31, 2025		4,487	203,895	26,548	20,633	255,562	(80)	255,482

		Attributable to the owners of the parent
							Non-
		Share	Share	Retained	Other		controlling	Total
in 000€	Notes	capital	premium	earnings	reserves	Total	interest	equity
At January 1, 2024		4,487	233,942	5,564	(7,346)	236,646	(53)	236,594
Net profit (loss) for the year		—	—	13,436	—	13,436	(30)	13,406
Other comprehensive income (loss)		—	—	—	(1,789)	(1,789)	(3)	(1,792)
Total comprehensive income (loss)		—	—	13,436	(1,789)	11,647	(33)	11,615
Equity-settled share-based payment expense	14	—	(47)	—	332	285	—	285
At December 31, 2024		4,487	233,895	19,000	(8,803)	248,578	(86)	248,492

		Attributable to the owners of the parent
							Non-
		Share	Share	Retained	Other		controlling	Total
in 000€	Notes	capital	premium	earnings	reserves	Total	interest	equity
At January 1, 2023		4,487	233,895	(1,158)	(8,268)	228,956	(28)	228,928
Net profit (loss) for the year		—	—	6,722	—	6,722	(27)	6,695
Other comprehensive income (loss)		—	—	—	922	922	2	924
Total comprehensive income (loss)		—	—	6,722	922	7,644	(25)	7,619
Equity-settled share-based payment expense	14	—	47	—	—	47	—	47
At December 31, 2023		4,487	233,942	5,564	(7,346)	236,646	(53)	236,594

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2025	2024	2023
Operating activities
Net profit (loss) for the year		7,716	13,406	6,695
Non-cash and operational adjustments
Depreciation of property, plant & equipment	7	15,274	15,372	15,065
Amortization and impairment of intangible assets	6	6,431	6,435	6,504
Impairment of goodwill and intangible assets from business combinations	5; 6	—	—	4,228
Share-based payment expense	14	266	285	39
Loss (gain) on disposal of property, plant & equipment	7	(85)	(312)	(415)
Gain on bargain purchase		—	(23)	—
Government grants		(319)	(57)	—
Movement in provisions		(184)	539	(181)
Movement in reserve for bad debt and slow moving inventory		723	236	499
Financial income	22.9	(3,957)	(7,575)	(5,033)
Financial expense	22.8	5,612	3,012	3,886
Impact of foreign currencies		(136)	29	(94)
Income taxes and deferred taxes	22.10	(446)	714	73
Working capital adjustment and income tax (paid)/received
Decrease (increase) in trade receivables and other current assets		(2,671)	(1,037)	(3,335)
Decrease (increase) in inventories and contracts in progress		(904)	(372)	(806)
Increase in trade payables and other payables		(5,268)	(9)	(8,435)
Income tax (paid)/received		(1,076)	(3,152)	(2,737)
Interest received		4,343	3,965	4,206
Net cash flow from operating activities		25,319	31,456	20,157

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2025	2024	2023
Investing activities
Purchase of property, plant & equipment	7	(14,092)	(24,649)	(9,235)
Purchase of intangible assets	6	(2,169)	(1,728)	(2,525)
Proceeds from the sale of property, plant, equipment and intangibles		389	458	723
Acquisition of subsidiary (net of cash)	4	—	(2,670)	—
Proceeds from convertible loan to third party		2,500	—	—
Capital government grants received	22.6	3,669	—	—
Net cash flow used in investing activities		(9,703)	(28,588)	(11,037)
Financing activities
Proceeds from loans & borrowings	15	35,000	—	—
Repayment of loans & borrowings	15	(11,054)	(23,267)	(16,723)
Repayment of leases	15	(3,067)	(3,122)	(3,549)
Interest paid		(1,712)	(1,337)	(1,750)
Other financial income (expense), net		(2,145)	81	(346)
Net cash flow from financing activities		17,023	(27,644)	(22,368)
Net increase/(decrease) of cash and cash equivalents		32,638	(24,776)	(13,248)
Cash and cash equivalents at beginning of the year	12	102,304	127,573	140,867
Exchange rate differences on cash and cash equivalents		(1,024)	(492)	(46)
Cash and cash equivalents at end of the year	12	133,918	102,304	127,573

Notes to the consolidated financial statements

1Corporate information

Materialise NV is a limited liability company with its office at Technologielaan 15, 3001 Leuven, Belgium. The consolidated financial statements comprise Materialise NV (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group” or “we,” “us” and “our”). See Note 28 for a list of subsidiaries of the Company.

We are a global leader in 3D-printed medical devices and software, and a pioneer in addtitive manufacturing software and services. Our products and services are offered through a market oriented organization that is active across three principal market segments: (i) Materialise Software, (ii) Materialise Medical, and (iii) Materialise Manufacturing. We sell our products and services in Europe, the Americas, Africa and Asia-Pacific.

The consolidated financial statements of the Group for the year ended December 31, 2025 were approved and authorized for issue on April 22, 2026 in accordance with a resolution of the Company’s board of directors.

2Basis of preparation

The consolidated financial statements of the Group for the three years ended December 31, 2025, 2024 and 2023 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”).

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

New standards, interpretations and amendments applicable for the annual period beginning on or after 1 January 2025

The following amendments and interpretations issued by the IASB and IFRIC apply for the first time in 2025, but do not have a significant impact on the consolidated financial statements of the Group:

●	Lack of exchangeability – Amendments to IAS 21

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

The Group is still in the process of assessing the impact of the new standard IFRS 18, particularly with respect to the structure of the Group’s statement of profit and loss, the statement of cash flows, additional disclosures required, and how information is grouped in the financial statements.

The following are effective for annual periods beginning after December 31, 2025, are not expected to have a material impact on the consolidated financials statements of the Group and have not been early adopted by the Group:

●	Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7 (January 1, 2026);
●	Annual Improvements to IFRS Accounting Standards - Volume 11 (January 1, 2026);
●	Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (January 1, 2026);
●	IFRS 19 Subsidiaries without Public Accountability Disclosures (January 1, 2027).
●	Translation to a hyperinflationary presentation currency - Amendments to IAS 21 (January 1, 2027)

3	Material accounting policies

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

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss with the exception of monetary items that are designated as part of the Group’s net investment in a foreign operation. These are recognised in OCI.

Financial statements of foreign subsidiaries

Foreign subsidiaries use the local currencies of the country where they operate. The statement of financial position is translated into euro at the closing rate on the reporting date and their income statement is translated at the average exchange rate at each month-end. Differences resulting from the translation of the financial statements of said subsidiaries are recognized in other comprehensive income as “exchange differences on translation of foreign operations”. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

● Buildings:	20-30 years
● Machinery:	5-15 years
● IT assets:	3-5 years
● Fixtures & Furniture:	10-21 years
● Vehicles:	2-4 years
● Leasehold Building Improvements:	10 years

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

In addition,the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

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

The intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. The amortization expense on intangible assets with finite lives acquired through business combination is recognized in the consolidated income statement in the line “net other operating income /(expenses)”.

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

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

The Group has irrevocably elected at initial recognition to classify the minority equity investment in the non-listed companies AM-Flow BV and Essentium, Inc., as financial assets designated at fair value through OCI as this measurement is most representative of the business model for these assets. Gains and losses on these financial assets are never recycled to profit and loss.

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

These plans qualify as defined benefit plans. Liabilities and costs of these plans are therefore calculated following the projected unit credit method. The amount presented in the balance sheet is based on actuarial calculations and represents the present value of the defined benefit obligations netted with the fair value of the plan assets. The service costs are recognized in the income statement. All remeasurements as a result of changes in the actuarial assumptions are recognized through other comprehensive income.

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

Research and development (“R&D”) tax credits are refundable government incentives received in connection with qualifying research and development activities. R&D tax credits are reported in other operating income when the conditions in IAS 20 are met.

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

Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

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

The Group capitalized a total of K€1,296 of development expenses during 2025 (2024: K€1,375; 2023: K€1,577) related to capitalized internal development of our digital transformation program for which a detailed business plan is available and the Group expects future economic benefits.

Income taxes

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2025, the Group had current and non-current receivables related to tax credits for an amount of K€5,767 (2024: K€5,544; 2023: K€5,281).

For any deferred tax assets to be recognized, and at a minimum, the respective Materialise entity should have recorded a profit in the current year and it should be probable that a taxable profit will be achieved in the subsequent three years.

Impairment of goodwill, intangible assets and property, plant & equipment and determination of the cash-generating-unit.

The Group has goodwill for a total amount of K€43,161 as of December 31, 2025 (2024: K€43,391; 2023: K€43,158) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

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

During 2025 no impairment charges have been recorded (2024: K€0; 2023: K€4,228) related to goodwill, intangible assets and PPE.

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

Convertible debt instruments

At December 31, 2025 the Group holds a convertible debt instrument issued by Fluidda which is measured at fair value through profit & loss. In determining the fair value of those convertible debt instruments, the Group considers different contractual parameters such as the repayment and conversion scenarios and dates. In addition, the Group needs to make significant estimates such as (i) the discount rate, (ii) the probabilities for each repayment and conversion scenario, (iii) the amount of a qualified capital increase that will determine the conversion factor and (iv) the timing for each repayment and conversion scenario.

The convertible loan granted to Fluidda in January 2019 had a notional amount of K€2,500. The carrying value of the convertible loan as of December 31, 2025 amounted to K€0 following a full repayment, including all capitalized interests, by Fluidda in November 2025. The convertible loan had a duration of 7 years with a 10% annual interest rate which was capitalized.

Equity investment held in Essentium

The Group acquired an equity investment of K$3,300 in Essentium, a non-listed US company during 2018 and 2019. The Group has elected to measure the equity investment at fair value with changes in fair value recognized in OCI. As a result of liquidity issues at Essentium and considering the Group’s subordinate position as shareholder, the Group remeasured the fair value of its investment to zero on December 31, 2021 and recognized a K€3,443 downward fair value adjustment in OCI for the year ended December 31, 2021. The Group determined that the fair value of this equity investment remained zero at December 31, 2022 and 2023. In January 2024 Essentium entered into an asset deal with Nexa3D, Inc. transferring virtually all of its assets in exchange for a stake in the common stock of Nexa3D, Inc. In 2025 Stratasys acquired a collection of assets from Nexa3D, including intellectual property, inventory, and equipment, following the discontinuation of the remaining activities of Nexa3D. This transaction did not create any direct financial risk to the Group. Taking into account the terms and conditions of this transaction, the Group determined that the fair value of this equity investment remained zero at December 31, 2024 and at December 31, 2025.

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

4Business Combinations

Acquisitions in 2025

The Group did not effect any business combinations in the course of 2025.

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

5Goodwill

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	As of December 31,
in 000€	2025	2024	2023
CGU: MAT Software	28,961	28,961	28,961
CGU: e-Prototypy	809	799	787
CGU: ACTech	8,812	8,812	8,812
CGU: OrthoView	4,579	4,819	4,598
CGU: Engimplan	—	—	—
CGU: Materialise Motion	—	—	—
Total	43,161	43,391	43,158

The changes in the carrying value of the goodwill can be presented as follows for the years 2025, 2024 and 2023:

in 000€	Gross	Impairment	Total
At January 1, 2023	45,802	(1,648)	44,155
Impairment	—	(1,175)	(1,175)
Currency translation	178	—	178
At December 31, 2023	45,980	(2,823)	43,158
Currency translation	233	—	233
At December 31, 2024	46,213	(2,823)	43,391
Currency translation	(230)	—	(230)
At December 31, 2025	45,983	(2,823)	43,161

The goodwill of Orthoview and e-Prototypy include respectively K€(240) and K€10 impact of currency translation in 2025.

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

The impairment test is based on the discounted cash flows resulting from the CGU MAT Software, considering a period of five years. The main assumptions for goodwill impairment testing include a discount rate (based on WACC) of 9.75% (10.84% pre-tax) (2024: 10.54% post-tax; 2023: 9.91% post-tax) and a perpetual growth rate of 5% (2024: 5%; 2023: 5%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€41,408. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU e-Prototypy

The goodwill relates to the acquisition of the Polish entity e-Prototypy. The impairment test on the CGU e-Prototypy is based on the discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 11.87% (14.03% pre-tax) (2024: 13.82% post-tax; 2023: 12.89% post-tax) and a perpetual growth rate of 2% (2024: 2%; 2023: 2%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience and estimates of future capital expenditures that will maintain the CGU’s performance. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€4,075. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU ACTECH

The impairment test on the CGU ACTech is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 8.51% (11.93% pre-tax) (2024: 9.00% post-tax; 2023: 8.26% post-tax) and a perpetual growth rate of 1% (2024: 1%; 2023: 1%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience, estimates of future capital expenditure that will maintain the CGU’s performance as well as future capital expenditure for projects that have substantively commenced. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€23,901. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU Orthoview

The goodwill relates to the acquisition of Orthoview. The impairment test on the CGU Orthoview is based on the discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 10.87% (13.49% pre-tax) (2024: 12.10% post-tax; 2023: 10.75% post-tax) and a perpetual growth rate of 1% (2024: 1%; 2023: 1%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€6,432. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

The Orthoview business is integrated in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review as management believes that Orthoview can be considered a separate cash generating unit.

CGU Engimplan

The impairment test on the CGU Engimplan is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 19.71% (22.20% pre-tax) (2024: 18.97% post-tax; 2023: 18.82% post-tax) and a perpetual growth rate of 7.5% (2024: 7.6%; 2023: 7.6%), supported by an expected long term inflation rate of 4.0%, continued growth opportunities from the increase of the standard of living in Brazil (including access to medical and health care insurances), a growing population in Brazil and export opportunities in Latin America. Other key assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by both local and Group management based on past experience. At December 31, 2023, the Group recorded a full impairment of the intangible assets customer lists and trade marks for respectively K€ (397) and K€ (121) as well as a tangible asset 3D printer for K€ (139). The impairment test at December 31, 2025, did not indicate the need for a further impairment nor for a reversal of the previously recorded impairment charges. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€7,137. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would decrease by 350 basis points, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU Materialise Motion

The impairment test on the CGU Materialise Motion is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 9.75% (11.63% pre-tax) (2024: 10.54% post-tax; 2023: 9.91% post-tax) and a perpetual growth rate of 3% (2024:3%; 2023: 3%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. At December 31, 2023, the Group recorded a full impairment of the goodwill for an amount of K€(1,175) as well as a partial impairment on intangible assets partnership agreement, customer list, and developed technology for respectively K€(853), K€(107), and K€(1,437). The impairment test at December 31, 2025, did not indicate the need for a further impairment nor for a reversal of the previously recorded impairment charges. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€820. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

6Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2025, 2024 and 2023:

			Acquired	Developed
			customers,	technology and
	Patents and		technology and	software under
in 000€	licenses	Software	order backlog	construction	Total
Acquisition value
At January 1, 2023	6,915	12,679	44,431	8,527	72,552
Additions	327	1,006	—	1,685	3,018
Disposals	(132)	(4,504)	—	(45)	(4,680)
Transfer between accounts	129	7,458	—	(7,603)	(16)
Currency translation	0	11	241	—	252
At December 31, 2023	7,239	16,649	44,673	2,564	71,125
Additions	315	79	—	1,477	1,871
Acquisition of a subsidiary	122	—	2,938	—	3,060
Disposals	(11)	(278)	—	—	(289)
Transfer between accounts	102	1,413	—	(1,516)	0
Currency translation	1	(33)	(139)	(2)	(173)
At December 31, 2024	7,768	17,830	47,472	2,523	75,593
Additions	470	330	48	1,371	2,220
Disposals	(529)	(388)	—	(17)	(934)
Transfer between accounts	41	1,410	(48)	(1,369)	33
Currency translation	(1)	(3)	(284)	(0)	(288)
Assets held for sale	(1)	(424)	—	—	(426)
At December 31, 2025	7,749	18,754	47,188	2,508	76,199

			Acquired	Developed
			customers,	technology and
	Patents and		technology and	software under
in 000€	licenses	Software	order backlog	construction	Total
Amortization & Impairments
At January 1, 2023	(4,829)	(10,799)	(16,957)	(2,090)	(34,676)
Amortization charge for the year	(755)	(3,027)	(2,722)	—	(6,504)
Impairments	—	—	(2,915)	—	(2,915)
Disposals	132	4,504	—	—	4,636
Currency translation	(0)	(10)	(191)	—	(202)
At December 31, 2023	(5,453)	(9,333)	(22,785)	(2,090)	(39,661)
Amortization charge for the year	(531)	(3,763)	(2,095)	—	(6,389)
Impairments	—	(46)	—	—	(46)
Disposals	11	278	—	—	289
Transfer between accounts	(0)	(0)	—	—	(0)
Currency translation	—	33	154	—	187
At December 31, 2024	(5,973)	(12,830)	(24,726)	(2,090)	(45,619)
Amortization charge for the year	(485)	(4,122)	(1,823)	—	(6,431)
Disposals	428	385	—	—	813
Currency translation	0	3	284	—	288
Assets held for sale	1	389	—	—	390
At December 31, 2025	(6,029)	(16,176)	(26,265)	(2,090)	(50,560)

Net carrying value
At December 31, 2025	1,721	2,578	20,923	418	25,639
At December 31, 2024	1,794	4,999	22,746	433	29,973
At December 31, 2023	1,786	7,316	21,887	474	31,464
At January 1, 2023	2,086	1,879	27,474	6,437	37,875

Patent and licenses include only the directly attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use and in-house developed technology. The remaining amortization period is 2.5 years for the main software purchases and 3.6 years for the main patents and licenses.

The ‘Acquired customers, technology and other intangibles’ have been recognized as part of the acquisition of Materialise Motion, Engimplan, ACTech, E-Prototypy, OrthoView, Cenat, Link3D, Identify3D and FEops NV. At December 31, 2025, the remaining amortization period for the acquired customers is 2.1 years for Materialise Motion, fully amortized for Engimplan, 11.0 years for ACTech, fully amortized for E-Prototypy, fully amortized for OrthoView and, fully amortized for Cenat. At December 31, 2025, the remaining amortization period for the acquired technology and contracts is 1.8 years for Materialise Motion and 5.6 years for FEops NV.

The net book value of developed technology and software under construction at December 31, 2025 relates primarily to the internal digitalization program.

The total amortization charge for 2025 is K€6,431 (2024: K€6,389; 2023: K€6,504). In 2023, impairments were booked on “Acquired customers, technology and other intangibles” for K€2,915 related to Motion and Engimplan (also refer to Note 5).

7Property, plant & equipment

The changes in the carrying value of the property, plant & equipment can be presented as follows for the year 2025, 2024 and 2023:

	Land and	Plant and	Right-of-use	Construction
in 000€	buildings	equipment	assets	in progress	Total
Acquisition value
At January 1, 2023	47,959	105,877	21,619	15,955	191,410
Additions	142	3,850	3,965	8,325	16,282
Disposals	—	(4,299)	(3,313)	—	(7,612)
Transfers	40	15,031	(4,433)	(11,585)	(947)
Currency Translation	458	586	(74)	(153)	817
At December 31, 2023	48,599	121,045	17,764	12,543	199,951
Additions	107	4,189	3,149	23,466	30,911
Acquired from business combinations	—	38	36	—	74
Disposals	(166)	(4,312)	(1,777)	(133)	(6,388)
Transfers	(50)	10,885	(1,819)	(9,349)	(333)
Currency Translation	175	561	71	1	808
At December 31, 2024	48,666	132,406	17,424	26,528	225,024
Additions	646	3,852	1,925	10,895	17,318
Assets held for sale	—	(1,074)	(169)	—	(1,243)
Disposals	(2)	(5,228)	(3,282)	(123)	(8,635)
Transfers	18,342	15,161	(202)	(33,334)	(33)
Currency Translation	(37)	(2,047)	(303)	(16)	(2,403)
At December 31, 2025	67,615	143,070	15,393	3,950	230,027
Depreciation
At January 1, 2023	(11,045)	(64,470)	(13,199)	—	(88,714)
Depreciation charge for the year	(1,352)	(10,433)	(3,296)	—	(15,081)
Impairment	—	(160)	—	—	(160)
Disposals	—	3,996	3,024	—	7,020
Transfers	—	(2,935)	3,802	—	867
Currency Translation	(33)	(356)	8	—	(381)
At December 31, 2023	(12,430)	(74,358)	(9,661)	—	(96,449)
Depreciation charge for the year	(1,358)	(10,824)	(3,191)	—	(15,373)
Disposals	139	3,976	1,627	—	5,742
Transfers	—	(1,232)	1,565	—	333
Currency Translation	(32)	(150)	(45)	—	(227)
At December 31, 2024	(13,681)	(82,588)	(9,705)	—	(105,974)
Depreciation charge for the year	(1,669)	(10,521)	(3,087)	—	(15,277)
Assets held for sale	—	835	140	—	975
Disposals	2	5,089	2,505	—	7,596
Transfers	—	—	—	—	—
Currency Translation	6	746	184	—	936
At December 31, 2025	(15,341)	(86,440)	(9,963)	—	(111,744)
Net book value
At December 31, 2025	52,274	56,630	5,429	3,950	118,283
At December 31, 2024	34,986	49,818	7,719	26,528	119,050
At December 31, 2023	36,169	46,688	8,102	12,544	103,503
At January 1, 2023	36,914	41,407	8,420	15,955	102,696

The investments in property, plant & equipment and right-of-use assets in 2025 amounted to K€17,318 (2024:K€30,911, 2023: K€16,282). They are related to land and buildings (K€4,834), new machines and installations (K€10,739), IT equipment (K€787), (leased) vehicles (K€614) and furniture (K€345). The additions to land and buildings, machines and installations in 2025 related mainly to the expansion of our production capacity in Germany. The investments in 2024 were related to land and buildings (K€4,519), new machines and installations (K€23,851), IT equipment (K€684), (leased) vehicles (K€1,384) and furniture (K€473). The additions to land and buildings, machines and installations in 2024 related mainly to the expansion of our production capacity in Germany. The investments in 2023 were related to land and buildings (K€4,027), new machines and installations (K€8,682), IT equipment (K€1,102), (leased) vehicles (K€2,240) and furniture (K€231). The additions to land and buildings, machines and installations in 2023 were mainly related to our new metal production facility in the USA and the extension and expansion of ourproduction capacity in Germany.

The Group realized a net gain on disposal of property, plant and equipment of K€173 in 2025 (2024: K€292; 2023: K€416).

Impairments of property, plant and equipment amounted to K€0 in 2025 (2024: K€0; 2023: K€(160)).

Assets under construction

Per December 31, 2025 the main assets under construction were related to the expansion of production capacity in Germany for K€1,420.

The right of use assets can be presented as follows:

The carrying value of Right-of-Use assets at December 31, 2025 was K€5,429 (2024: K€7,719; 2023: K€8,100). Right-of-Use assets are mainly related to buildings with a carrying value of K€2,691 at December 31, 2025 (2024: K€4,368; 2023: K€4,511) and for which depreciation of K€1,881 was recorded in 2025 (2024: K€1,851; 2023: K€1,735). New leases in 2025 amount to K€1,925 of which K€1,026 related to leased buildings (2024: K€1,822; 2023: K€1,739).

in 000€	Buildings	Vehicles	Equipment	Total
Acquisition value
At January 1, 2023	9,391	4,680	6,405	20,476
Additions	1,739	1,980	246	3,965
Disposals	(2,607)	(676)	(30)	(3,313)
Currency Translation	(112)	2	36	(74)
Transfers	(236)	(909)	(2,145)	(3,290)
At December 31, 2023	8,175	5,077	4,512	17,764
Additions	1,822	739	589	3,150
Acquired from business combinations	36	—	—	36
Disposals	(1,123)	(430)	(224)	(1,777)
Currency Translation	48	7	16	71
Transfers	(345)	(1,384)	(89)	(1,818)
At December 31, 2024	8,613	4,010	4,803	17,426
Additions	1,026	488	411	1,925
Assets held for sale	(133)	(36)	—	(169)
Disposals	(2,477)	(770)	(36)	(3,283)
Currency Translation	(282)	(11)	(11)	(304)
Transfers	—	—	(202)	(202)
At December 31, 2025	6,748	3,681	4,964	15,393
Depreciation
At January 1, 2023	(4,569)	(2,909)	(4,578)	(12,055)
Depreciation charge for the year	(1,735)	(1,185)	(376)	(3,296)
Disposals	2,360	627	36	3,023
Currency Translation	45	(3)	(34)	8
Transfers	235	909	1,515	2,659
At December 31, 2023	(3,664)	(2,561)	(3,437)	(9,662)
Depreciation charge for the year	(1,851)	(1,073)	(266)	(3,191)
Disposals	953	454	220	1,627
Currency Translation	(29)	(3)	(14)	(46)
Transfers	345	1,334	(114)	1,565
At December 31, 2024	(4,246)	(1,849)	(3,611)	(9,707)
Depreciation charge for the year	(1,881)	(902)	(304)	(3,087)
Assets held for sale	133	8	—	141
Disposals	1,752	717	36	2,505
Currency Translation	185	5	(6)	184
Transfers	—	—	—	—
At December 31, 2025	(4,057)	(2,021)	(3,885)	(9,963)
Net book value
At December 31, 2025	2,691	1,660	1,079	5,429
At January 1, 2025	4,368	2,160	1,191	7,719

The following amounts related to leases are recognized in profit & loss

	As of December 31,
(in 000€)	2025	2024	2023
Depreciation expense	(3,087)	(3,191)	(3,296)
Interest expense on lease liabilities	(363)	(365)	(325)
Expenses related to short-term leases/ low-value assets/ variable lease payments	(981)	(901)	(689)

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

	As of December 31,
(in 000€)	2025	2024	2023
Potential (non-discounted) cash flows for terminations options that are not reasonably certain to be exercised:	612	817	1,089
Potential (non-discounted) cash flows for extensions options that are reasonably certain to be exercised	1,270	1,259	1,838

Pledges

Land and buildings (including buildings under construction) with a carrying amount of K€12,074 (2024: K€18,305; 2023: K€21,851) are subject to pledges to secure several of the Group’s bank loans. In addition, pledges have been given on machines with a total carrying amount of K€0 (2024: K€253; 2023: K€314) (Note 24).

8Assets held for sale

In June 2025, the Board of Directors mandated management to initiate an active sales process for Rapidfit NV, which is a part of the Manufacturing segment.

At 31 December 2025 and consistent with IFRS 5 principles, RapidFit NV was classified as a disposal group held for sale and did not meet the definition of a discontinued operation.

		As of December 31,
in 000€	Notes	2025
Intangible assets	6	36
Property, plant & equipment	6	239
Right-of-use assets	7	29
Inventories and contracts in progress		2,681
Trade receivables		1,235
Other current assets		94
Cash and cash equivalents		—
Assets held for sale		4,314
Lease liabilities		22
Deferred tax liabilities		2
Trade payables		416
Tax payables		1
Other liabilities		362
Liabilities held for sale		802

The carrying amount of the related net assets which amounts to K€ 3,512 is estimated not to exceed the fair value less costs to sell, hence no impairment loss has been recognized on the classification of RapidFit NV as disposal group held for sale. The fair value of the disposal group held for sale has been determined based on the discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 9.75% post-tax and a perpetual growth rate of 3%. Other assumptions include the year-on-year growth rate of revenue, gross margin and the operating costs which have been determined by management based on past experience.

There are no cumulative income or expenses included in OCI relating to the disposal group.

9Inventories and contracts in progress

Inventories and contracts in progress include the following:

	As of December 31,
in 000€	2025	2024	2023
Raw materials	6,776	9,007	9,061
Work in progress	4,364	4,237	4,070
Finished goods	3,764	3,158	3,266
Contracts in progress	—	590	637
Total inventories and contracts in progress	14,904	16,992	17,034

Inventory written-off on the balance sheet amounted to K€918 for the year ended December 31, 2025 (2024: K€673; 2023: K€471). The expenses recorded in Cost of Sales were K€308 for the year ended December 31, 2025 (2024: K€155; 2023: K€51).

10Other assets

Other non-current assets

Other non-current assets include the following:

Investments in convertible loans	As of December 31,
in 000€	2025	2024	2023
Convertible loan	—	3,994	3,744
Total	—	3,994	3,744

The Group granted a convertible loan to Fluidda in January 2019, with a notional amount of K€2,500. The convertible loan is accounted for as a financial asset measured at fair value with changes in fair value through the income statement. The carrying value of the convertible loan amounts to K€0 at December 31, 2025 following a full repayment, including all capitalized interests, by Fluidda in November 2025. The convertible loan had a duration of 7 years with a 10% annual interest rate which was capitalized. We refer also to Note 3 and Note 20.

Other non-current assets	As of December 31,
in 000€	2025	2024	2023
Tax credits	4,965	4,520	4,467
Guarantees and deposits	408	423	493
Other	610	950	541
Total	5,983	5,893	5,501

The non-current tax credits mainly relate to Belgian R&D tax credits, recoverable between 2027 and 2031.

Other current assets

Other current assets include the following:

	As of December 31,
in 000€	2025	2024	2023
Deferred charges	6,015	5,301	4,486
Tax credits	802	1,024	814
Accrued income	91	641	611
Other tax receivables	2,700	4,145	2,466
Grants	5,495	6,784	372
Other non-trade receivables	388	271	272
Derivatives	43	—	139
Total other current assets	15,533	18,166	9,160

The other tax receivables include Value Added Tax (VAT) receivables and corporate tax receivables.

The amount of grants at December 31, 2025 includes government grants awarded but still to be received related to the investment in a new production facility in ACTech. These grants are conditional upon the fulfillment of specified employee hiring targets and environmental requirements. Based on the status at year - end, these conditions had been met. Refer to note 3 to our Material Accounting Policies for the related Government Grants.

11Trade receivables

The trade receivables include the following:

	As of December 31,
in 000€	2025	2024	2023
Trade receivables	55,906	53,718	53,505
Allowance for doubtful accounts	(968)	(667)	(807)
Total	54,938	53,052	52,698

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As of December 31, 2025, trade receivables of an initial value of K€968 (2024: K€667; 2023: K€807) were considered to be not probable of recovery, based on the expected credit loss analysis. Impairment is accounted for under the other operating expenses. See below for changes in the allowance for doubtful accounts receivable.

in 000€
At January 1, 2023	(400)
Addition	(706)
Usage	122
Reversal	177
At December 31, 2023	(807)
Addition	(527)
Usage	249
Reversal	418
At December 31, 2024	(667)
Addition	(619)
Usage	115
Reversal	203
At December 31, 2025	(968)

12Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31,
in 000€	2025	2024	2023
Cash at bank	129,847	97,323	119,606
Cash equivalents	4,071	4,981	7,967
Total	133,918	102,304	127,573

For the year ended December 31, 2025, cash at banks earned an interest income of €2.8 million, based on short-term deposit rates.

There were no cash balances on a restricted bank account per December 31, 2025, 2024 or 2023.

13Equity

Share capital

The share capital of the parent company Materialise NV consists of 59,067,186 ordinary nominative shares at December 31, 2025 (2024: 59,067,186; 2023: 59,067,186) with no nominal but par value of €0.076 in 2025 (2024:€0.076; 2023:€0.076) for a total amount of K€4,487 at December 31, 2025 (2024:K€4,487; 2023:K€4,487).

On June 3, 2025, the extraordinary general shareholders’ meeting authorized the Board of Directors, for a period of five years, to increase the share capital up to €8,974,100.98. This authorization is valid for a period of five years and had not been exercised by the Board of Directors as of December 31, 2025.

On November 14, 2025, the extraordinary general shareholders’ meeting approved amendments to the Company’s articles of association, including the introduction of a double voting right for eligible shareholders in accordance with Article 7:53 of the Belgian Companies and Associations Code.

	Total	Total
	number of	shareholders’	Total
in 000€, except share data	ordinary shares	capital	share premium
Outstanding at January 1, 2023	59,067,186	4,487	233,895
Capital increase through exercise of warrants	—	—	47
Outstanding on December 31, 2023	59,067,186	4,487	233,942
Equity settled share-based payments expense	—	—	(47)
Outstanding on December 31, 2024	59,067,186	4,487	233,895
Increase shareholdes’ capital(1)	—	30,000	(30,000)
Other movement(1)	—	(30,000)	—
Outstanding on December 31, 2025	59,067,186	4,487	203,895
(1)

Other movement relates to a capital increase of € 30 million in 2025 through the conversion of unavailable share premium into share capital, followed by a capital reduction of € 30 million with no repayment to shareholders. The reduction resulted in the creation of a distributable reserve in connection with the Group’s share buyback program (see “Other Reserves” table below)

No new shares were issued in 2025.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€203,895 at December 31, 2025 (2024: K€233,895; 2023: K€233,942). The change in 2025 is a movement to other reserves of K€30,000 following a decision taken by the Company’s general assembly on November 14, 2025 in preparation for a share buy-back program of up to €30 million.

Other reserves

The nature and purpose of the other reserves is as follows:

	As of December 31,
in 000€	2025	2024	2023
Legal reserve	449	279	279
Other reserves(1)	32,060	2,060	2,010
Equity-settled share-based payment expense	598	332	47
Other Comprehensive Income (loss)	(12,473)	(11,474)	(9,682)
Other Reserves	20,633	(8,803)	(7,346)
(1)	Increase of other reserves of € 30 million in 2025 relates to the creation of a distributable reserve in connection with the Group’s share buyback program.

Based on the statutory result and after final result allocation approved by the annual shareholders meeting the legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. As at December 2025, the Groups legal reserve amounts to K€ 449 and represents 10% of the capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2025, 2024 and 2023.

Other comprehensive loss

Other comprehensive loss consists of the following:

	Currency
	Translation
	Differences	Fair value
in ’000€	& Other	adjustment	Total OCI
At January 1, 2023	(7,560)	(3,046)	(10,606)
Exchange differences on translation of foreign operations	1,255	—	1,255
Fair value adjustment	—	(331)	(331)
At December 31, 2023	(6,305)	(3,377)	(9,682)
Exchange differences on translation of foreign operations	(1,795)	—	(1,795)
Fair value adjustment	—	3	3
At December 31, 2024	(8,100)	(3,374)	(11,474)
Exchange differences on translation of foreign operations	1,002	—	1,002
Exchange differences resulting from net investment in foreign operations	(2,252)	—	(2,252)
Fair value adjustment	—	258	258
At December 31, 2025	(9,350)	(3,116)	(12,466)

Non-controlling interest

As of June 22, 2021, the Group, together with Zhenyuan (Tianjin) Medical Appliances Technology Co., Ltd., incorporated a new subsidiary with the name Tianjin Zhenyuan Materialise Medical Technology Limited Company. This entity will be responsible for all regulatory requirements regarding the Materialise Mimics Enlight Lung Software on the Chinese market. Both Materialise and Zhenyuan will work on development and distribution, in a collaborating manner. Materialise holds 51% of the shares, Zhenyuan 49%. In 2021, in respect of this majority-owned subsidiary, a non-controlling interest has been recognized, which had a carrying value of K€(80) at December 31, 2025 (2024: K€(86); 2023: K€(53)).

14Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2025	2024	2023
Outstanding at January 1	362,600	423,452	77,709
Granted	25,000	—	350,000
Forfeited / Cancelled	(37,600)	(60,852)	(4,257)
Exercised	—	—	—
Outstanding at December 31	350,000	362,600	423,452
Exercisable at December 31	—	12,600	73,452

The Group’s share-based payment plans are all equity-settled except for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled.

In all outstanding warrant plans one warrant gives right to one share.

Equity-settled share-based payment plans

The Group currently has or has had several plans in place which each have slightly different characteristics as described below.

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

The status of the IPO warrant plan at December 31 is as follows:

	2025	2024	2023
Outstanding at January 1	—	47,524	51,781
Granted	—	—	—
Forfeited / Cancelled	—	(47,524)	(4,257)
Exercised	—	—	—
Outstanding at December 31	—	—	47,524
Exercisable at December 31	—	—	47,524

All remaining warrants under this plan forfeited in 2024, hence no warrants under this plan remained at the end of 2025.

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

The status of the 2015 warrant plan at December 31 is as follows:

	2025	2024	2023
Outstanding at January 1	12,600	14,600	14,600
Granted	—	—	—
Forfeited / Cancelled	(12,600)	(2,000)	—
Exercised	—	—	—
Outstanding at December 31	—	12,600	14,600
Exercisable at December 31	—	12,600	14,600

No warrants were exercised in 2025 and 12,600 warrants were forfeited in 2025, which left no warrants outstanding under this plan at the end of 2025.

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

The Group granted 325,000 warrants in October 2023 with an exercise price of €4.87. The Group granted another 25,000 warrants in November 2023 with an exercise price of €5.09 and another 25,000 warrants in March 2025 with an exercise price of €7.59.

The status of the 2023 warrant plan at December 31 is as follows:

	2025	2024	2023
Outstanding at January 1	350,000	350,000	—
Granted	25,000	—	350,000
Forfeited / Cancelled	(25,000)	—	—
Exercised	—	—	—
Outstanding at December 31	350,000	350,000	350,000
Exercisable at December 31	—	—	—

During 2025, 25,000 warrants under this plan were forfeited before vesting.

Fair value

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table provides the input to the Black-Scholes model for the IPO warrant plan, 2015 warrant plan and the 2023 warrant plan:

	2023	2023	2023	2015	2015	IPO 2014	IPO 2014
	(Mar 25)	(Nov 23)	(Oct 23)	(Sept 16)	(Nov)	(Nov)	(June)
Return dividend	0%	0%	0%	0%	0%	0%	0%
Expected volatility	66%	64%	64%	47%	47%	50%	46%
Risk-free interest rate	3.06%	3.19%	3.50%	0.24%	1.17%	1.12%	1.70%
Expected life	4.22	5.59	5.59	4.30	5.50	5.50	5.50
Exercise price (in €)	7.59	5.09	4.87	6.45	8.81	8.81	8.81
Stock price (in €)	5.38	5.60	5.15	6.42	8.08	8.67	8.81
Fair value warrant (in €)	2.43	3.44	3.12	2.41	3.30	3.94	3.83

The above input for the Black-Scholes model have been determined based on the following:

●	the dividend return is estimated by reference to the historical dividend payments of the Group. Currently, this is estimated to be zero as no dividends have been paid since inception;
●	expected volatility is estimated based on the average annualized volatility of the Group’s stock (until September 2016: of a number of quoted peers in the 3D printing industry and the volatility of the Group’s stock);
●	risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date;
●	estimated life of the warrant is determined to be until the first exercise period which is typically the month after vesting; and
●	fair value of the shares is determined based on the share price of the Group on Nasdaq at the date of valuation. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number of quoted peers in the 3D printing industry.

The expense arising from share-based payment transactions for the warrant plans mentioned above was K€266 in 2025 (2024: K€285; 2023: K€47).

The weighted average fair value for the warrants outstanding at the end of 2025 was €3.09 (2024: €3.12; 2023: €3.19). The weighted average exercise price for the warrants outstanding at the end of 2025 was €5.08 (2024: €4.94; 2023: €5.39).

Cash-settled share-based payment plans

The Group has issued 215,688 SARs in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash.

The status of this plan is as follows:

	2025	2024	2023
Outstanding at January 1	—	11,328	11,328
Granted	—	—	—
Forfeited / Cancelled	—	(11,328)	—
Exercised	—	—	—
Outstanding at December 31	—	—	11,328
Exercisable at December 31	—	—	11,328

All remaining SARs under this plan forfeited in 2024, hence no SARs were outstanding at the end of 2025.

The expense arising from share-based payment transactions for the SARs plan was K€0 in 2025 (2024: K€ 0;2023: K€9). The carrying value of the liability at December 31, 2025 amounts to K€0 (2024: K€0; 2023: K€0). The total intrinsic value of the liability for warrants currently exercisable at December 31, 2025 amounts to K€0 (2024: K€0; 2023: K€0).

Share-based payment plans of RapidFit+

The subsidiary RapidFit+ has issued a warrant plan on August 23, 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.90. In January 2014, a total of 199 warrants were granted and accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2025	2024	2023
Outstanding at January 1	—	—	33
Granted	—	—	—
Forfeited / Cancelled	—	—	(33)
Exercised	—	—	—
Outstanding at December 31	—	—	—
Exercisable at December 31	—	—	—

No warrants were outstanding at the end of 2025.

The expense arising from share-based payment transactions for RapidFit+ warrant plan was K€0 in 2025 (2024: K€0; 2023: K€0).

15Loans and borrowings

The loans and borrowings include the following:

	As of December 31,
in 000€	2025	2024	2023
K€50,000 KBC credit facility	35,000	—	—
K€35,000 EIB bank loan	10,000	15,833	21,667
K€28,000 acquisition bank loan	—	—	10,000
K€17,700 secured bank loans	11,773	13,348	14,904
K€12,300 bank loans ACTech	—	1,230	3,546
K€5,000 other facility loan	—	1,094	1,496
Bank investment loans - other	711	2,023	4,778
Lease liabilities	5,628	7,726	7,943
Related party loan	—	30	64
Total loans and borrowings	63,113	41,284	64,398
Current	10,324	12,997	25,483
Non-Current	52,789	28,287	38,915

K€50,000 KBC credit facility

In October 2022, the Group entered into a credit facility agreement with KBC which allows for a € 50 million delayed draw. The credit facility provided for a first draw of € 20 million between October 2022 and April 2025, repayable in full in April 2030, with an interest rate of 3.56%. The Group drew the first tranche in April 2025. A second draw of € 15 million could be made between October 2022 and July 2025, repayable in full in June 2031, with an interest rate of 3.81%. The Group drew the second tranche in July 2025. A third and final draw of € 15 million can be made between October 2022 and July 2026, repayable in full in June 2032, with an interest rate of 3.87%.

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

These covenants were waived in order to allow the Group to continue investing in its growth programs, even under stressed COVID-19 scenarios. At December 31, 2025, The Group was in compliance with all debt covenants.

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

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech Group were refinanced entirely for the amount of K€9,300, with adjusted maturity to May 2025 and first reimbursements in August 2020. The interest rate has been fixed at approximately 1.6%, and pledges have been granted including a K€4,650 mortgage on ACTech’s facilities and a guarantee of Materialise NV. In addition, a new investment credit of K€3,000 was obtained in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%. The loans were fully repaid as of December 31, 2025.

K€5,000 - Other facility loan

This facility loan was contracted in 2012 for the construction of Leuven office and production facilities. The loan had a repayment schedule of 15 years and interest rate is fixed at 4.61%. The loan was fully repaid as of December 31, 2025.

Miscellaneous investment loans

The loans outstanding as of December 31, 2025 amount to a balance of K€711. They have been agreed in 2020 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

Lease liabilities

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2025 the balance of these lease agreements amounts to K€5,628, and are mostly at fixed interest rates with weighted average below 1%.

The total cash outflow from the lease liabilities amounts to K€3,067 in 2025, K€3,122 in 2024 and K€3,549 in 2023.

Related party loan

Lunebeke NV, a related party of the Group as discussed in Note 26, had granted the Group a loan of K€400 at fixed interest rate of 4.23% that matured in 2025. The purpose of the loan was to finance the purchase of a building in France. The amount outstanding as of December 31, 2025 is K€0 (2024: K€30; 2023: K€64). The interest expense for the year ended December 31, 2025 is K€1 (2024:K€2; 2023:K€3).

Changes of liabilities for financing activities:

The following table presents the changes of the liabilities for financing activities:

	For the year ended December 31
in 000€	2025	2024	2023
At January 1,	41,284	64,398	80,980
Proceeds from loans & borrowings	35,000	—	—
Repayment of loans & borrowings	(11,054)	(23,267)	(16,723)
New leases	1,910	3,137	3,919
Repayment of leases	(3,067)	(3,122)	(3,549)
Reclassified as part of disposal group	(22)	—	—
Other	(797)	—	—
Net foreign exchange movements	(141)	138	(229)
At December 31,	63,113	41,284	64,398

16Other non-current liabilities

The other non-current liabilities consist of the following:

	As of December 31,
in 000€	2025	2024	2023
Provisions	400	863	1,430
Other	86	47	315
Total	486	910	1,745

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

17Tax payables

The tax payables amount to K€748 as per December 31, 2025 (2024:K€1,432; 2023:K€1,777).

18Deferred income

Deferred income consists of the following:

	As of December 31,
in 000€	2025	2024	2023
Deferred maintenance and license revenue	48,827	46,948	44,905
Deferred (project) fees	3,381	4,844	5,485
Deferred government grants	8,659	7,474	1,102
Total	60,867	59,266	51,492
current	43,523	45,998	40,791
non-current	17,344	13,268	10,701

The deferred maintenance and license revenue consists of maintenance and license fees paid up-front which are deferred and recognized in earnings over the maintenance period or the duration of the license, respectively. Deferred maintenance and license revenue grew to K€48,827 as of December 31, 2025 from K€46,948 as of December 31, 2024. The deferred (project) fees consist of one-time and advance payments received which are deferred in accordance with the revenue accounting policies. Deferred government grants increased to K€8,659 as of December 31, 2025 from K€7,474 as of December 31, 2024, primarily due to grants related to the new production facility at ACTech. The deferred government grants are recognized as income under “other operating income”.

We refer to Note 22.1.2 for more detail on the contract liabilities.

19Other current liabilities

Other current liabilities include the following:

	As of December 31,
in 000€	2025	2024	2023
Payroll-related liabilities	13,744	14,188	12,786
Non-income tax payables	1,020	1,454	1,139
Accrued charges	705	956	927
Advances received	398	672	289
Other current liabilities	495	1,133	562
Total	16,362	18,403	15,703

The non-income tax payables mainly relate to VAT payables and payroll taxes.

20Fair value

Financial assets

The carrying value and fair value of the financial assets as of December 31, 2025, 2024 and 2023 are as follows:

	Carrying value			Fair value
in 000€	2025	2024	2023	2025	2024	2023
Financial assets
Financial assets measured at amortized cost
Trade receivables (current)	54,938	53,052	52,698	54,938	53,052	52,698
Other financial assets (non-current)	408	423	493	408	423	493
Other current non-trade receivables	5,883	7,055	643	5,883	7,055	643
Cash & cash equivalents	133,918	102,304	127,573	133,918	102,304	127,573
Total financial assets measured at amortized cost	195,147	162,834	181,407	195,147	162,834	181,407
Financial assets at fair value through profit or loss
Derivatives	43	—	139
Convertible loan	—	3,994	3,744
Total financial assets measured at fair value through profit and loss	43	3,994	3,883

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

●	the carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;
●	the fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);
●	other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2025, 2024 and 2023
●	other non-current financial assets are being evaluated on the basis of their credit risk and interest rate which are considered as level 2 inputs. Their fair value is not considered different from their carrying value given the related interest rate is revised on a regular basis.
●	The convertible loan granted to Fluidda used to be measured at fair value. As of December 31, 2025 the convertible loan granted to Fluidda is no longer outstanding following a full repayment, including capitalized interests of K€1,705, in November 2025. As a result, the carrying amount and fair value of the loan as of year-end are both nil (2024: K€3,994; 2023: K€3,744). The loan had a duration of seven years and carried a 10% annual interest rate (capitalized). The interest income was recognized in profit or loss over the duration of the loan. Because the convertible loan was repaid in full, no Level 3 fair value measurement was performed at December 31, 2025.

Financial liabilities:

The carrying value and fair value of the financial liabilities as of December 31, 2025, 2024 and 2023 can be presented as follows:

	Carrying value			Fair value
in 000€	2025	2024	2023	2025	2024	2023
Financial liabilities measured at amortized cost
Loans & Borrowings including lease liabilities	63,113	41,284	64,398	62,965	39,518	63,062
Trade payables	20,125	23,348	21,196	20,125	23,348	21,196
Other liabilities	232	128	335	232	128	335
Total financial liabilities measured at amortized cost	83,470	64,760	85,929	83,322	62,994	84,593
Financial liabilities measured at fair value
Cash settled share based payments	—	—	—
Derivatives	—	374	—
Total financial liabilities measured at fair value	—	374	—
Total non-current	52,789	28,286	38,915
Total current	30,681	36,474	47,014

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

●	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;
●	Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and the fair value of loans and borrowings is subject to changes in interest rates and individual creditworthiness;
●	The fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);
●	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs);
●	The fair value of the cash-settled share based payments has been determined based on a Black-Scholes model using inputs that are level 1 (stock-price and risk-free interest rate) as well as level 2 (e.g. volatility). We refer to Note 14.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value and that are not based on observable market data.

Fair value hierarchy 3 evolution

Convertible Loan Fluidda	Fair Value Evolution
in 000€	2025	2024	2023
As of 1 January,	3,994	3,744	3,494
Remeasurement	—	—	—
Repayment	(4,205)	—	—
Capitalized interest	211	250	250
As of 31 December,	—	3,994	3,744

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

The measurement principles used by the Group in preparing this segment reporting are also the basis for segment performance assessment and are in conformity with IFRS. The Chief Executive Officer of the Group acts as the chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance by the Group’s revenue, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Segment Adjusted EBIT and Segment Adjusted EBIT margin.

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

	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments
For the year ended December 31, 2025
Revenues	134,239	40,907	92,486	267,633
Segment Adjusted EBITDA	42,983	5,469	(4,236)	44,217
Segment Adjusted EBITDA %	32.0%	13.4%	-4.6%	16.5%
Segment Adjusted EBIT	36,635	2,487	(15,980)	23,143
Segment Adjusted EBIT %	27.3%	6.1%	-17.3%	8.6%
For the year ended December 31, 2024
Revenues	116,358	43,899	106,508	266,765
Segment Adjusted EBITDA	35,562	5,562	1,660	42,784
Segment Adjusted EBITDA %	30.6%	12.7%	1.6%	16.0%
Segment Adjusted EBIT	29,202	2,141	(9,565)	21,778
Segment Adjusted EBIT %	25.1%	4.9%	-9.0%	8.2%
For the year ended December 31, 2023
Revenues	101,376	44,442	110,310	256,127
Segment Adjusted EBITDA	26,544	7,450	7,537	41,530
Segment Adjusted EBITDA %	26.2%	16.8%	6.8%	16.2%
Segment Adjusted EBIT	20,807	3,992	(3,986)	20,813
Segment Adjusted EBIT %	20.5%	9.0%	-3.6%	8.1%

The segment Adjusted EBITDA and segment Adjusted EBIT are reconciled with the consolidated net profit (loss) for the year as follows:

	For the year ended December 31,
in 000€	2025	2024	2023
Net profit (loss) for the year	7,716	13,406	6,695
Income taxes	(429)	733	78
Financial income	(3,968)	(7,677)	(5,019)
Financial expenses	5,616	2,969	3,865
Operating (loss)/ profit	8,936	9,432	5,619
Impairments	—	—	4,228
Other operating income (expense)	(2,901)	(2,350)	(3,077)
Corporate headquarter costs	12,048	10,254	10,464
Corporate research and development	3,949	3,681	2,785
Depreciation and amortization	21,785	21,742	21,511
Segment acquisition-related expenses(1)	—	24	—
Segment restructuring and reorganizations(2)	400	—	—
Segment Adjusted EBITDA	44,217	42,784	41,530
Segment depreciation and amortization(3)	(21,074)	(21,006)	(20,717)
Segment Adjusted EBIT	23,143	21,778	20,813

(1)	Segment acquisition-related expenses incurred in connection with the acquisition of FEops. See “Reconciliation of NET Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis” above.
(2)	Costs related to restructuring activities and organizational changes within the reported business segments, including personnel‑related and other associated expenses. For 2025 these costs relate to personnel-related restructuring costs within our Materialse Manufacturing and Materialise Software segments.
(3)	Segment depreciation and amortization excludes depreciation and amortization that is not allocated to operating segments.

The Group has 1 individual customer that represents sales larger than 10% of the total revenue in 2025 (2024: 1; 2023: 1). The total amount of revenues from this customer for the year 2025 was K€ 60,735 (2024: K€ 50,500; 2023: K€ 39,868), and these revenues are reported within the Medical segment.

21.1 Entity-wide disclosures.

The revenue by geographical area is as follows:

	As of December 31,
in 000€	2025	2024	2023
United States of America	110,886	108,584	90,350
Americas other than USA	6,245	6,516	7,049
Belgium	6,157	6,564	8,265
Germany	30,885	34,963	33,172
France	17,195	17,355	19,053
Switzerland	20,454	19,710	20,780
United Kingdom	14,981	15,634	15,153
Italy	8,153	8,387	11,412
Netherlands	7,459	7,924	7,977
Other Europe	25,886	23,051	22,928
Asia Pacific	19,332	18,077	19,988
Total	267,633	266,765	256,127

The total revenue realized in the country of domicile (Belgium) in 2025 amounts to K€6,157 (2024: K€6,564; 2023: K€8,265).

The total non-current assets, other than financial instruments, post-employment benefits, and deferred tax assets, by geographical area are as follows:

	As of December 31,
in 000€	2025	2024	2023
United States of America (USA)	11,821	13,416	12,329
Americas other than USA	2,774	2,687	3,023
Belgium	76,171	82,414	85,150
Germany	81,181	78,228	61,520
Poland	12,368	12,064	12,000
Rest of Europe	7,166	7,829	8,024
Asia-Pacific	1,389	1,668	1,578
Total	192,870	198,306	183,625

The totals of the above table include goodwill, intangible assets, property, plant & equipment, right-of-use assets and other non current assets as disclosed in the consolidated statements of financial position.

22Income and expenses

22.1 Revenue

22.1.1 Disaggregated revenue information

	For the year ended December 31, 2025
	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	77,990	14,929	17,967	110,886	—	110,886
Americas other than USA	5,451	571	223	6,245	—	6,245
Europe (without Belgium) & Africa	41,412	16,372	67,229	125,013	—	125,013
Belgium	1,727	164	4,265	6,156	—	6,156
Asia Pacific	7,658	8,871	2,803	19,332	—	19,332
Total revenue from contracts with customers	134,239	40,907	92,486	267,633	—	267,633
Type of goods or service
Software revenue (non-medical)	—	40,907	—	40,907	—	40,907
Software revenue (medical)	37,299	—	—	37,299	—	37,299
Medical devices and services	96,941	—	—	96,941	—	96,941
Manufacturing	—	—	92,486	92,486	—	92,486
Total revenue from contracts with customers	134,239	40,907	92,486	267,633	—	267,633
Timing of revenue recognition
Goods/Services transferred at a point in time	101,354	7,358	87,460	196,172	—	196,172
Goods/Services transferred over time	32,885	33,549	5,026	71,460	—	71,460
Total revenue from contracts with customers	134,239	40,907	92,486	267,633	—	267,633

	For the year ended December 31, 2024
	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	65,288	16,286	27,010	108,584	—	108,584
Americas other than USA	5,678	601	237	6,516	—	6,516
Europe (without Belgium) & Africa	37,591	16,884	72,549	127,024	—	127,024
Belgium	1,448	153	4,963	6,564	—	6,564
Asia Pacific	6,353	9,975	1,749	18,077	—	18,077
Total revenue from contracts with customers	116,358	43,899	106,508	266,765	—	266,765
Type of goods or service
Software revenue (non-medical)	—	43,899	—	43,899	—	43,899
Software revenue (medical)	33,756	—	—	33,756	—	33,756
Medical devices and services	82,602	—	—	82,602	—	82,602
Manufacturing	—	—	106,508	106,508	—	106,508
Total revenue from contracts with customers	116,358	43,899	106,508	266,765	—	266,765
Timing of revenue recognition
Goods/Services transferred at a point in time	86,436	11,599	101,876	199,911	—	199,911
Goods/Services transferred over time	29,922	32,300	4,632	66,854	—	66,854
Total revenue from contracts with customers	116,358	43,899	106,508	266,765	—	266,765

	For the year ended December 31, 2023
	Materialise	Materialise	Materialise	Total
in 000€	Medical	Software	Manufacturing	segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	53,748	15,451	21,151	90,350	—	90,350
Americas other than USA	5,673	488	888	7,049	—	7,049
Europe (without Belgium) & Africa	34,082	17,708	78,686	130,476	—	130,476
Belgium	1,155	130	6,980	8,265	—	8,265
Asia Pacific	6,718	10,665	2,605	19,988	—	19,988
Total revenue from contracts with customers	101,376	44,442	110,310	256,127	—	256,127
Type of goods or service
Software revenue (non-medical)	—	44,442	—	44,442	—	44,442
Software revenue (medical)	31,700	—	—	31,700	—	31,700
Medical devices and services	69,676	—	—	69,676	—	69,676
Manufacturing	—	—	110,310	110,310	—	110,310
Total revenue from contracts with customers	101,376	44,442	110,310	256,127	—	256,127
Timing of revenue recognition
Goods/Services transferred at a point in time	73,750	14,844	105,205	193,799	—	193,799
Goods/Services transferred over time	27,626	29,598	5,105	62,329	—	62,329
Total revenue from contracts with customers	101,376	44,442	110,310	256,127	—	256,127

The revenue per type of good or service including the previous years is as follows:

	For the year ended December 31
in 000€	2025	2024	2023
Software revenue (non-medical)	40,907	43,899	44,442
Software revenue (medical)	37,299	33,756	31,700
Medical devices and services	96,941	82,602	69,676
Manufacturing	92,486	106,508	110,310
Total	267,633	266,765	256,127

22.1.2 Contract balances

The following table provides information about receivables, contracts in progress (contract assets) and deferred income (contract liabilities) from contracts with customers.

	As of December 31,
in 000€	2025	2024	2023
Trade receivables, included in ‘trade and other receivables’	55,906	53,718	53,505
Contract assets / contracts in progress	—	590	637
Contract liabilities / deferred income / advances received on contracts	52,208	51,792	50,390

We refer to Note 18 for a detail of the deferred income. Note 18 includes a split of the deferred income in current and non-current. Non-current deferred income, representing mainly maintenance contracts with terms more than one year and certain contracts with up-front fees which are allocated to performance obligations that will be satisfied over more than one year, may be recognized as revenue between one to three years. Total revenue recognized during 2025 that was included in the contract liability at the beginning of the year amounts to K€45,998.

The relation between the timing of satisfaction of the performance obligations and the timing of billing resulting in contract assets and liabilities is as follows:

●	Maintenance services: maintenance services are typically billed at the beginning of the maintenance period resulting in deferred income that is recognized on a straightline basis over the maintenance period.
●	Software licenses: certain software licenses may have been billed prior to the delivery of the software key or time-based software licenses may have been billed up-front resulting in a deferred income balance.
●	Certain agreements in the medical segment include up-front fees such as step-in fees or milestone payments which are billed at inception of the contract but which are allocated to performance obligations which are satisfied at a later time in the contract term or which have not been recognized considering the revenue constraint (i.e. may have to be credited when customer achieves certain volume targets). In addition, certain contracts include prepaid fees for volume “Plan Only” purchases for which the purchased services are only delivered during a one year period. Those fees result in deferred income which are recognized as revenue when services/products are delivered and revenue is not constrainted.
●	Certain development services are satisfied while the services can only billed at certain pre-defined points in time or when the services are fully satisfied resulting in contracts in progress / contract assets.

22.2 Cost of sales

Cost of sales includes the following selected information:

	For the year ended December 31
in 000€	2025	2024	2023
Purchase of goods and services	(49,207)	(52,576)	(53,747)
Amortization and depreciation	(11,890)	(11,607)	(11,298)
Payroll expenses	(53,719)	(51,705)	(46,678)
Work in Progress	133	(52)	727
Total	(114,684)	(115,940)	(110,996)

22.3 Research and development expenses

Research and development expenses include the following selected information:

	For the year ended December 31
in 000€	2025	2024	2023
Purchase of goods and services	(6,392)	(6,026)	(4,759)
Amortization and depreciation	(1,414)	(1,696)	(1,459)
Payroll expenses	(38,283)	(36,678)	(31,900)
Other	—	—	20
Total	(46,089)	(44,400)	(38,098)

22.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	For the year ended December 31
in 000€	2025	2024	2023
Purchase of goods and services	(10,810)	(10,949)	(10,437)
Amortization and depreciation	(2,162)	(2,319)	(2,285)
Payroll expenses	(48,620)	(48,328)	(45,100)
Other	—	(24)	—
Total	(61,591)	(61,620)	(57,822)

22.5 General and administrative expenses

General and administrative expenses include the following selected information:

	For the year ended December 31
in 000€	2025	2024	2023
Purchase of goods and services	(8,781)	(7,154)	(7,211)
Amortization and depreciation	(3,236)	(2,747)	(2,361)
Payroll expenses	(28,123)	(29,696)	(27,496)
Other	17	—	—
Total	(40,122)	(39,597)	(37,068)

22.6 Net other operating income/ (expense)

The net other operating income can be detailed as follows:

	For the year ended December 31
in 000€	2025	2024	2023
Government grants	5,282	4,913	4,853
Amortization intangibles purchase price allocation(1)	(3,078)	(3,326)	(4,012)
Allowance for doubtful debtors	(418)	(95)	(448)
Tax credits	913	1,246	1,360
Arbitration settlement	—	—	(5,189)
Impairment of intangible assets (Note 6) and PP&E (Note 7)	—	—	(3,054)
Impairment of goodwill (Note 5)	—	—	(1,175)
Other	1,090	1,485	1,141
Total	3,789	4,223	(6,524)
(1)

The Amortization intangibles purchase price allocation relates to the amortization of intangibles assets recognized in purchase price allocations from the acquisitions of Materialise Motion, Engimplan, ACTech, E-Prototypy, OrthoView, Cenat, Link3D, Identify3D and FEops NV. As of December 31, 2025, the remaining amortization period for the acquired customer relationships is 2.1 years for Materialise Motion and 11.0 years for ACTech. The customer relationships acquired in Engimplan, E-Prototypy, OrthoView and Cenat are fully amortized. As of December 31, 2025, the remaining amortization period for the acquired technology and contracts is 1.8 years for Materialise Motion and 5.6 years for FEops NV. The amortization of these assets does not directly relate to specific functional areas such as cost of sales or research and development.

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs and reduced payroll taxes. The income from capital government grants recorded in other operating income related to our German production facility amounted to K€319 for the year ended December 31, 2025 (2024: K€0; 2023: K€0).

In May 2023, the Belgian Center for Arbitration and Mediation issued a decision in the arbitration proceedings filed by ZimmerBiomet against Materialise, pursuant to which we were ordered to pay an amount of € 5.2 million, including interests, to ZimmerBiomet.

22.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2025, 2024 and 2023:

	For the year ended December 31
in 000€	2025	2024	2023
Short-term employee benefits	(131,533)	(127,328)	(117,443)
Social security expenses	(24,288)	(22,370)	(19,430)
Expenses defined contribution plans	(1,371)	(1,743)	(1,586)
Other employee expenses	(11,558)	(14,965)	(12,715)
Total	(168,750)	(166,406)	(151,174)
Total registered employees at the end of the period	2,556	2,514	2,437

22.8 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31
in 000€	2025	2024	2023
Interest expense	(1,712)	(1,299)	(1,751)
Foreign exchange losses	(3,539)	(1,310)	(1,770)
Other financial expenses	(365)	(360)	(344)
Total	(5,616)	(2,969)	(3,865)

22.9 Financial income

Financial income includes the following selected information:

	For the year ended December 31
in 000€	2025	2024	2023
Interest income	2,838	4,252	4,450
Foreign exchange gains	1,109	3,416	563
Other finance income	20	9	6
Total	3,967	7,677	5,019

Interest income is primarily related to interest received on short-term deposits of surplus cash. Interest income decreased to K€2,838 mainly as a result of lower market interest rates in the year ended in December 31, 2025 compared to K€4,252 in the year ended December 31, 2024.

22.10 Income taxes and deferred taxes

Current income tax

The following table shows the breakdown of the tax expense for 2025, 2024 and 2023:

	As of December 31,
in 000€	2025	2024	2023
Current income tax	(934)	(1,861)	(2,355)
Deferred income taxes	1,363	1,128	2,277
Total income taxes for the period	429	(733)	(78)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liabilities and the deferred tax expense for 2025, 2024 and 2023:

	Asset/(liability)			Income/(expense)
in 000€	2025	2024	2023	2025	2024	2023
Tax losses, patent and innovation income deduction, and other tax credits	3,225	3,263	3,199	—	—	—
Amortization development assets and other intangible assets	2,016	1,357	400	—	—	—
Depreciation property, plant & equipment	384	338	224	—	—	—
Leases	129	48	53	—	—	—
Non deductible expenses	163	—	—	—	—	—
Other items	198	314	343	—	—	—
Total deferred tax assets	6,115	5,320	4,220	1,282	1,877	3,623
Property, plant & equipment	(980)	(541)	(569)	—	—	—
Intangible assets	(3,637)	(3,847)	(3,664)	—	—	—
Deferred income	—	(425)	(743)	—	—	—
Investment grants	(11)	(159)	(172)	—	—	—
Prepaid expenses	(102)	—	—	—	—	—
Other items	(74)	(27)	—	—	—	—
Total deferred tax liabilities	(4,804)	(5,000)	(5,148)	81	(749)	(1,345)
Netting	2,144	1,798	1,422	—	—	—
Total deferred tax assets, net	3,971	3,523	2,797	—	—	—
Total deferred tax liabilities, net	(2,660)	(3,202)	(3,725)	—	—	—
Total deferred tax income (expense)	—	—	—	1,363	1,128	2,277

The Group has unused tax losses carried forward and Innovation Income Deduction of K€144,465 for 2025 (2024: K€119,042; 2023: K€91,753) of which K€70,402 for 2025 (2024: K€55,669; 2023: K€46,533) relating to Materialise NV.

Under the Belgian Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis.

With respect to the tax losses carried forward and Innovation Income Deductions of Materialise NV, we recognized a deferred tax asset of € 1.3 million at December 31, 2025 for Materialise NV (2024: €0.0 million, 2023: € 0.1 million). We recognized a deferred tax asset of € 0.5 million for Materialise USA (2024: € 1.2 million, 2023: €1.0 million) and a deferred tax asset of € 1.0 million for ACTech (2024: € 0.0 million; 2023: € 0.0 million).

The deferred tax liability of K€4,804 as at December 31, 2025 mainly relates to the intangibles that have been recognized in connection with business combinations (mainly ACTech).

Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2025	2024	2023
Profit (loss) before taxes	7,287	14,139	6,772
Income tax at statutory rate of 25%	(1,822)	(3,535)	(1,693)
Effect of different local tax rate	159	(294)	(416)
Tax adjustments to the previous period	313	125	(63)
Non-deductible expenses	(330)	(301)	(324)
Research and development tax credits	220	517	203
Innovation income deduction	2,984	3,325	2,560
Non recognition of deferred tax asset	(2,969)	(1,292)	(1,815)
Recognition of previously unrecognized tax losses	1,407	221	1,186
Non-taxable income	877	574	450
Use of previous years’ tax losses and tax credits (or deductible temporary differences) for which no deferred tax assets were recognized	—	462	—
Taxes on other basis	(409)	(348)	(232)
Other	(1)	(187)	66
Income tax benefit (expense) as reported in the consolidated income statement	429	(733)	(78)

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

The net profit (loss) for the year used for the basic and diluted earnings per share are reconciled as follows:

	For the year ended December 31
in 000€	2025	2024	2023
Net profit (loss) attributable to ordinary equity holders of the parent for basic earnings	7,718	13,436	6,722
Net profit (loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	7,718	13,436	6,722

The warrants were dilutive at December 31, 2025, December 31, 2024, and December 31, 2023.

The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31
in 000	2025	2024	2023
Weighted average number of ordinary shares for basic earnings per share	59,067	59,067	59,067
Effect of dilution:
Warrants	5	37	18
Weighted average number of ordinary shares adjusted for effect of dilution	59,072	59,105	59,085

The earnings per share are as follows:

	For the year ended December 31
	2025	2024	2023
Earnings per share attributable to the owners of the parent
Basic	0.13	0.23	0.11
Diluted	0.13	0.23	0.11

24Commitments and contingent liabilities

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction) is K€12,074 (2024: K€18,558; 2023: K€22,165). The total outstanding mortgages and pledges are K€94,701 in 2025 (2024: K€100,676; 2023: K€100,755).

Included in the above, the Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€69,300 in 2025 (2024: K€69,300; 2023: K€69,300) and pledges on other fixed assets for a total amount of K€0 (2024: K€140; 2023: K€219).

Other commitments

At December 31, 2025, the Group has outstanding non-cancellable contracts with a future commitment of K€19,008 (2024:K€24,237; 2023:K€22,267) mainly related to purchase commitment for raw materials, energy and gas; and of K€467 (2024: K€5,307; 2023: K€9,330) related to property, plant & equipment.

Legal Proceedings

The Group is currently not a party to any legal or arbitration proceedings, which, in the opinion of the management, is likely to have or could reasonably possibly have a material adverse effect on the business, financial position or results of operations.

25Risks

Foreign exchange risk

The Group transacts business globally and is subject to risks associated with fluctuating foreign exchange rates. In the years ended December 31, 2025, 2024 and 2023, 32%, 36% and 34% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

The Group has primarily exposure to the USD, GBP, BRL, PLN and JPY as foreign currency. The exposure on MYR and CZK is limited. There is only a limited portion of turnover in local currency.

If the U.S. dollar (rate for €1) would have appreciated by 10%, the net result would have been € 0.5 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been € 0.4 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.

To limit the exposure to foreign currency rate fluctuations on the U.S. dollar and the PLN, the Group has entered into currency rate swaps. As of December 31, 2025 the Group had hedge agreements in place for $8.1 million and PLN 2.0 million, all maturing before year-end 2026. We refer to note 20 for the related fair value of these derivatives.

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

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. At December 31, 2025, we held cash and cash equivalents of € 133.9 million, while € 10.3 million of our € 63.1 million gross debt was short term. At December 31, 2025, we had an undrawn credit line of € 15 million as more fully described in Note 15 to the consolidated financial statements.

The range of contracted obligations are as follows (incl. interest):

	Less than 1			More than 5
in 000€	year	2 to 3 years	4-5 years	years	Total
At December 31, 2025
Loans & borrowings	9,393	10,603	25,657	18,944	64,597
Lease liabilities	2,821	2,825	419	24	6,089
Trade payables	20,125	—	—	—	20,125
Other liabilities	232	—	—	—	232
Total	32,571	13,428	26,076	18,968	91,043

	Less than 1			More than 5
	year	2 to 3 years	4-5 years	years	Total
At December 31, 2024
Loans & borrowings	10,953	14,966	3,637	5,384	34,940
Lease liabilities	2,931	3,657	1,601	236	8,425
Trade payables	23,348	—	—	—	23,348
Other liabilities	503	—	—	—	503
Total	37,735	18,623	5,238	5,620	67,216

	Less than 1			More than 5
	year	2 to 3 years	4-5 years	years	Total
At December 31, 2023
Loans & borrowings	23,858	19,668	8,257	7,084	58,867
Lease liabilities	2,895	3,010	1,951	876	8,732
Trade payables	21,196	—	—	—	21,196
Other current liabilities	650	315	—	—	965
Total	48,599	22,993	10,208	7,960	89,760

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

			Less than 30				More than
in 000€	Total	Non-due	days	31-60 days	61-90 days	91-180 days	181 days
December 31, 2025	54,398	24,317	13,086	9,494	4,922	2,367	752
December 31, 2024	53,052	41,934	6,683	1,294	825	2,058	258
December 31, 2023	52,698	41,895	7,053	1,213	983	935	619

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2025, 2024 and 2023.

On November 20, 2025 the Group successfully completed an additional listing of its ordinary shares on Euronext Brussels to complement the existing Nasdaq listing of its American depositary shares (ADSs) representing ordinary shares. A listing on Euronext Brussels may give the company access to additional capital in the future if needed, and is intended to create additional liquidity options for shareholders of the Company. In addition, a listing on Euronext Brussels provides the Group with enhanced operational flexibility, including the option to initiate ADS and/or share buyback programs. No shares were offered and no capital was raised in connection with the Euronext Brussels listing.

On November 14, 2025 the Company’s general shareholder’s meeting adopted a resolution authorizing the Board of Directors to effectively initiate an ADS and/or share buy back program for a total amount of up to € 30.0 million conditional upon completion of the abovementioned Euronext listing. Repurchases were expected to be initiated by no later than January 2026 and executed within 12 months following initiation. The Company’s current intention is to hold any ADSs acquired (or underlying shares) in treasury. The Company may in the future use these as a consideration for mergers and acquisitions, and/or otherwise dispose of those ADSs or shares, including for potential share delivery commitments under future equity incentive plans. By December 31, 2025 a mandate had been signed with an independent US financial intermediary to execute ADS repurchases on Nasdaq for a total amount of up to the USD equivalent of € 30.0 million. As of December 31, 2025, no transactions were executed yet.

26Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the year ended December 31
in 000€	2025	2024	2023
Short-term employee benefits	3,184	2,531	2,554
Post-employment benefits	25	65	73
Total	3,209	2,596	2,627
Warrants granted	25,000	—	350,000
Warrants forfeited	(25,000)	—	—
Warrants outstanding	350,000	350,000	350,000

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members). In the year ending December 31, 2023, a total of 350,000 warrants were granted to key management personnel, of which 25,000 were forfeited during 2025. An additional 25,000 warrants were granted in 2025 bringing the total outstanding balance back to 350,000 at December 31, 2025.

Compensation expense recognized in the year ending December 31, 2025 related to share-based payment arrangements amounted to K€266 (2024: K€285; 2023: K€47).

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

	Sale of	Purchases		Interest	Right-of-		Lease	Other
in 000€	goods to	from	Depreciation	expense	Use Assets	Receivables	liabilities	liabilities
Non-executive directors of the Group
2025	—	232	—	—	—	—	—	76
2024	—	145	—	—	—	—	—	—
2023	—	172	—	—	—	—	—	64

Shareholders of the Group
2025	—	326	—	1	—	—	—	100
2024	—	119	—	2	—	—	—	67
2023	—	97	—	3	—	—	—	64

Joint ventures
2025	—	—	—	—	—	—	—	—
2024	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—

Non-controlling interests
2025	—	—	—	—	—	—	—	—
2024	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—

Related party – Lunebeke NV / Ailanthus NV

Lunebeke NV is owned by a shareholder and director of the Group and was established on December 29, 2020 following a partial demerger of Ailanthus NV (a former related party of the Group that merged with Materialise NV subsequent to a partial demerger). The activities taken over by Lunebeke NV through the partial demerger of Ailanthus NV were taken over from Ailanthus NV with retro-active effect as of October 1st, 2021. The Group rents apartments on a regular basis from Lunebeke NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Lunebeke NV for rent in 2025 was K€314 (2024: K€119; 2023: K€97).

27Events subsequent to the statement of financial position date

No events subsequent to the date of the statement of financial position have occurred that would require adjustment to the consolidated financial statements.

Subsequent to the reporting period ending on December 31, 2025 the following non-adjusting events occurred:

As of January 26, 2026 the Company initiated in actual ADS repurchases on Nasdaq through an independent US financial intermediary in line with the parameters agreed by the Company’s general shareholders meeting on November 14, 2025. Up to April 10, 2026 the Company had acquired 545,529 ADS for a total amount of 2,455,767 EUR (2,893,063 USD) under the programs which corresponds to 0.9% of the total oustanding shares. The ADS repurchases were executed in the open market and no ADS’s were repurchased through cross trades or block trades. All acquired ADS’s (or underlying shares) are held in treasury. As the execution of this ADS repurchase program was initiated as of January 2026 and does not relate to conditions that existed as of December 31, 2025, no adjustment has been made to the consolidated financial statements for the year 2025.

On March 30, 2026, the Group reached an agreement for the sale of business assets relating to its Rapidfit business to the current management team. The transaction resulted in the disposal of certain assets and liabilities that had been classified as assets held for sale at December 31, 2025. The sale was executed at a consideration equal to the carrying value of the disposed assets and liabilities, and accordingly, no material gain or loss was recognized on disposal. The disposed business did not represent a discontinued operation and was not material to the Company’s consolidated financial position, results of operations, or cash flows. As the completion of the transaction occurred after the reporting period and confirmed the carrying value of the assets held for sale at December 31, 2025, no adjustment has been made to the consolidated financial statements for the year 2025.

On a continuous basis the Group assesses strategic options relating to its portfolio of activities as part of its ongoing business and capital allocation review processes. These assessments may, subject to further analysis and market conditions, result in changes to the scope or perimeter of its portfolio of activities. As of the date of this report, no definitive decisions have been taken, nor have any binding agreements been entered into, with respect to any such potential transactions.

28Overview of consolidated entities

The following table includes the overview of the entities as of December 31, 2025.

	Country of
Name	incorporation	% equity interest*
		2025	2024	2023
Materialise NV	Belgium	100%	100%	100%
FEops NV	Belgium	100%	100%	0%
Materialise Netherlands BV	Netherlands	100%	0%	0%
Materialise SAS	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%
Materialise s.r.o.	Czech Republic	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%
OBL SAS	France	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%
MATERIALISE SDN. BHD	Malaysia	100%	100%	100%
Materialise Ukraine LLC	Ukraine	100%	100%	100%
RapidFit NV	Belgium	100%	100%	100%
Meridian Technique Limited	United Kingdom	100%	100%	100%
OrthoView Holdings Limited	United Kingdom	0%	100%	100%
Materialise SA	Poland	100%	100%	100%
Materialise Colombia SAS	Colombia	100%	100%	100%
Materialise Motion NV	Belgium	100%	100%	100%
Materialise Shanghai Co. Ltd	China	100%	100%	100%
Engimplan Engenharia de Implante Industria E Comércio Ltda	Brazil	100%	100%	100%
Engimplan Holding Ltda	Brazil	100%	100%	100%
Materialise Limited	South-Korea	100%	100%	100%
Materialise Australia PTY Ltd	Australia	100%	100%	100%
Materialise S.R.L.	Italy	100%	100%	100%
ACTech GmbH	Germany	100%	100%	100%
ACTech Holding GmbH	Germany	100%	100%	100%
ACTech North America, Inc.	United States	100%	100%	100%
Tianjin Zhenyuan Materialise Medical Technology Ltd	China	51%	51%	51%

*The overview provides the equity interest held as of 31 December of each respective year.

The entities Materialise GmbH, Bremen, Germany, ACTech Holding GmbH, Freiberg / Saxony, Germany and ACTech GmbH, Freiberg / Saxony, Germany, have taken advantage of the exemption regulations of § 264 (3) HGB (German Commercial Code) for the financial year ending December 31, 2023, 2024 and 2025.

29	Non-IFRS Measures

Segment Adjusted EBIT, Segment Adjusted EBITDA, Segment Adjusted EBIT Margin, and Segment Adjusted EBITDA Margin are used in the Note 21 Segments as one of the basis of the Segments performance measurement. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income ) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition expenses related to business combinations or divestiture-related expenses, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature.